Form 20-F
period 2012-12-31
PORTUGAL TELECOM SGPS SA
filed 2013-04-30
CIK 944747

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

        We use the term "Portugal Telecom" to refer to Portugal Telecom, SGPS S.A. and not to its subsidiaries. Unless the context implies otherwise, the terms "we," "our" or "us" refer to Portugal Telecom, its consolidated subsidiaries and jointly controlled entities that are proportionally consolidated, including the Oi Group.

        We use the term the "Oi Group" to refer, collectively, to Telemar Participações S.A., its subsidiary Oi S.A., a Brazilian company, and Oi S.A.'s subsidiaries.

        References to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Real," "Reais" or "R$" are to Brazilian Reais.

PRESENTATION OF FINANCIAL INFORMATION

Preparation of Financial Statements in IFRS

        Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU ("EU-IFRS"). EU-IFRS may differ from IFRS as issued by the International Accounting Standards Board ("IASB") if, at any point in time, new or amended reporting standards have not been endorsed by the EU. As of December 31, 2012, 2011, and 2010, there were no unendorsed standards effective as of and for the years ended December 31, 2012, 2011, and 2010, respectively, that affected our financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our financial statements as of and for the years ended December 31, 2012, 2011, and 2010 were prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and its predecessor body and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") and its predecessor body.

        We publish our financial statements in Euro, the single EU currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.7685 = US$1.00 on April 23, 2013, and the noon buying rate on that date for Reais was R$2.0145 = US$1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

Proportional Consolidation of Brazilian Operations

        On March 28, 2011, we completed the acquisition of an economic interest of 25.3% in Telemar Norte Leste S.A. ("Telemar") (through a 25.6% economic interest in Telemar Participações S.A. ("TmarPart")), a fixed line telecommunications operator in Brazil that was controlled by Tele Norte Leste Participações S.A., the parent company of the Oi Group at that time, and that controlled, directly or indirectly, the majority of the voting shares of the companies included in the Oi Group, namely its mobile telecommunications operators, another fixed line telecommunications operator and several other support and holding companies. Since April 1, 2011, given our economic interest and our rights to participate in the management of TmarPart and Oi as described in "Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi," we have proportionally consolidated 25.6% of TmarPart in our consolidated financial statements, which, in turn, fully consolidates the Oi Group. Our economic interest in the Oi Group decreased to 23.3% (from the initial 25.3% economic interest held in Telemar to a 23.3% economic interest currently held in Oi, S.A.) as a result of a corporate reorganization of the Oi Group that was completed on

April 9, 2012. However, our economic interest in TmarPart remains at 25.6%, and we continue to proportionally consolidate 25.6% of TmarPart in our consolidated financial statements.

        Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX Participações S.A. ("CTX"), the controlling shareholder of Contax Participações S.A. ("Contax Participações") and Contax S.A. ("Contax"), a provider of contact center, business process outsourcing ("BPO") and IT services in Brazil and other countries in Latin America. Even before our investment in Contax, we provided call center and Information Technology/Information Systems ("IT/IS") services in Brazil through our subsidiary Dedic, S.A. ("Dedic") and its subsidiary GPTI—Tecnologias de Informação, S.A. ("GPTI"). On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. On April 2, 2013, economic interest in Contax increased to 21.1% through the transaction described in "Item 4—Information on the Company—Recent Developments." We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

Discontinued Operations

        We provided mobile telecommunications services in Brazil through Vivo Participações S.A. ("Vivo") through September 2010. We held our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A. ("Telefónica"). On July 28, 2010, we reached an agreement with Telefónica for them to buy from us our 50% interest in Brasilcel N.V. We closed the transaction on September 27, 2010. Our consolidated statements of income and cash flows for the year ended December 31, 2010 and for any prior periods included in "Item 3—Selected Consolidated Financial Data" present Vivo under the caption "Discontinued Operations," but Vivo is no longer included in our consolidated statement of financial position as of December 31, 2010 or in our consolidated statements of income and cash flows for any period thereafter.

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

  •
  changes in telecommunications technology that could lead to obsolescence of our infrastructure;

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

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated statement of financial position data as of December 31, 2011 and 2012 and the selected consolidated statement of income and cash flow data for each of the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS. The selected consolidated statement of financial position data as of December 31, 2008, 2009 and 2010 and the selected consolidated statement of income and cash flow data for the years then ended have been derived from our audited consolidated financial statements prepared in accordance with IFRS included in our Annual Report for the year ended December 31, 2010.

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(EUR Millions)
Statement of Income Data(1):
Continuing operations
Revenues:
Services rendered	3,503.4	3,492.0	3,516.0	5,859.3	6,194.0
Sales	217.7	197.2	165.6	141.5	198.7
Other revenues	40.1	44.3	60.6	146.1	206.2

Total revenues	3,761.2	3,733.4	3,742.3	6,146.8	6,598.8
Costs, expenses losses and income:
Wages and salaries	489.4	546.7	637.1	1,020.5	1,102.4
Direct costs	520.8	522.4	547.6	1,012.3	1,092.4
Costs of products sold	244.8	207.3	179.9	169.9	183.1
Marketing and publicity	87.9	78.6	81.1	131.1	124.4
Supplies and external services	695.6	733.3	724.5	1,281.4	1,475.2
Indirect taxes	45.9	57.8	45.4	187.5	247.0
Provisions and adjustments	29.0	30.5	35.0	156.3	105.6
Depreciation and amortization	647.5	716.9	758.6	1,325.6	1,390.6
Net post retirement benefit costs	44.8	89.6	38.2	58.5	58.3
Curtailment and settlement costs	100.0	14.8	145.5	36.4	2.1
Gains on disposals of fixed assets, net	(18.3)	(2.0)	(5.5)	(9.2)	(32.7)
Other costs (gains), net	22.6	45.6	141.2	32.6	(8.7)

Income before financial results and taxes	851.3	691.9	413.8	744.0	859.2
Minus: Financial costs (gains), net	32.4	(200.7)	81.6	212.9	385.9

Income before taxes	818.9	892.6	332.2	531.1	473.2
Minus: Income taxes	204.8	185.9	77.5	108.2	147.6

Net income from continuing operations	614.1	706.7	254.6	422.9	325.6
Discontinued operations
Net income from discontinued operations	81.7	82.5	5,565.4	—	—

Net income	695.8	789.2	5,820.1	422.9	325.6

Attributable to non-controlling interests	119.7	104.5	147.9	83.8	95.3
Attributable to equity holders of the parent	576.1	684.7	5,672.2	339.1	230.3
Income before financial results and taxes per ordinary share, A share and ADS(2)	0.95	0.77	0.46	0.83	0.96
Earnings per ordinary share, A share and ADS:
Basic(3)	0.64	0.78	6.48	0.39	0.27
Diluted(4)	0.62	0.76	6.06	0.39	0.27
Earnings per ordinary share, A share and ADS from continuing operations, net of non-controlling interests:
Basic(3)	0.60	0.74	0.19	0.39	0.27
Diluted(4)	0.59	0.72	0.19	0.39	0.27
Cash dividends per ordinary share, A share and ADS(5)	0.575	0.575	2.300	0.650	0.325
Share capital	26.9	26.9	26.9	26.9	26.9

(1)
We applied retrospectively, from January 1, 2009, the interpretation IFRIC 12, Service Concession Arrangements, which became effective as from January 1, 2010, following its approval by the European Commission as of March 25, 2009.

(2)
Based on 896,512,500 ordinary and A shares for all periods presented.

(3)
The weighted average number of shares for purposes of calculating basic earnings per share is computed based on the average ordinary and A shares issued and the average number of treasury shares.

(4)
The weighted average number of shares for purposes of calculating diluted earnings per share is computed based on the average ordinary and A shares issued and the average number of treasury shares adjusted by the number of shares from the exchangeable bonds issued on August 28, 2007.

(5)
Cash dividends per ordinary share, A share and American Depositary Share ("ADS") for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 were €0.575, €0.575, €2.30, €0.65 and €0.325, respectively, before applicable withholding tax. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 were US$0.75, US$0.71, US$3.18, US$0.82 and US$0.42, respectively, using the exchange rate in effect on the date on which each dividend was paid (or, for the dividends to be paid with respect to the year ended December 31, 2012, the exchange rate on the most recent practicable date), before applicable withholding tax. The dividend amounts set forth above for each year are the amounts paid with respect to the results of operations for those fiscal years, even when the actual date of payment fell in a different year. See "Item 8—Financial Information—Distributions to Shareholders—Dividend Information." As mentioned in Note 22 to our audited consolidated financial statements, cash dividends for the year ended December 31, 2012 corresponded to an ordinary dividend per share of €0.325, to be paid in May 2013, as approved at our Annual Shareholders' Meeting held on April 19, 2013. Cash dividends for the year ended December 31, 2011 corresponded to an ordinary dividend per share of €0.65, of which €0.215 was paid on January 4, 2012 as an advance over the profits relating to 2011, as approved by our Board of Directors on December 15, 2011, and the remaining €0.435 was paid in May 2012, as approved at our Annual Shareholders' Meeting held on April 27, 2012. Cash dividends for the year ended December 31, 2010 included (1) an extraordinary dividend per share of €1.65, of which €1.00 was paid in December 2010 and the remaining €0.65 was paid in 2011, as approved at our Annual Shareholders' Meeting held on May 6, 2011; and (2) an ordinary cash dividend of €0.65 per share also approved at the Annual Shareholders' Meeting.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(EUR Millions)
Cash Flow Data:
Cash flows from operating activities	1,828.9	1,927.5	1,506.9	1,775.2	1,574.1
Cash flows from investing activities	(108.7)	(597.8)	4,072.4	(1,009.2)	(1,267.3)
Cash flows from financing activities	(1,283.8)	(997.3)	(1,929.1)	(540.3)	(2,646.7)

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(EUR Millions)
Statement of Financial Position Data:
Current assets	3,317.0	3,699.1	8,855.4	8,433.0	6,288.9
Investments in group companies	613.2	597.2	361.5	533.4	408.3
Other investments	21.1	16.9	17.7	22.9	19.4
Goodwill	942.2	1,162.2	416.6	1,503.2	1,449.4
Tangible assets	4,621.5	4,843.9	3,874.6	6,228.6	6,018.9
Intangible assets	2,544.0	2,912.1	695.1	4,126.6	3,640.1
Post retirement benefits	1.6	67.6	1.9	13.6	11.4
Deferred tax assets	1,032.7	1,019.5	653.1	1,247.8	1,184.1
Other non-current assets	628.0	522.1	294.0	1,067.2	1,075.2

Total assets	13,721.2	14,840.5	15,169.9	23,176.4	20,095.7

Current liabilities	5,153.6	3,398.4	2,683.7	6,841.5	4,771.5
Medium and long term debt	4,441.2	6,551.5	6,254.4	8,989.4	9,385.8
Accrued post retirement liability	1,836.9	1,558.3	968.8	1,004.1	932.8
Deferred tax liabilities	462.2	483.1	311.6	1,052.5	922.0
Other non-current liabilities	631.1	461.7	342.3	1,546.8	1,229.6

Total liabilities	12,525.0	12,453.0	10,560.8	19,434.2	17,241.7

Equity excluding non-controlling interests	232.0	1,318.3	4,392.4	2,828.1	2,293.4
Non-controlling interests	964.2	1,069.1	216.7	914.1	560.7

Total equity	1,196.2	2,387.4	4,609.1	3,742.2	2,854.0

Total liabilities and shareholders' equity	13,721.2	14,840.5	15,169.9	23,176.4	20,095.7

Number of ordinary shares	896.5	896.5	896.5	896.5	896.5
Share capital(1)	26.9	26.9	26.9	26.9	26.9

(1)
As of the dates indicated, we did not have any redeemable preferred stock.

Exchange Rates

Euro

        A substantial portion of our revenues, assets, liabilities and expenses are denominated in Euros. We have published our audited consolidated financial statements in Euros, and our shares trade in Euros on the regulated market Euronext Lisbon.

        Our dividends, when paid in cash, are denominated in Euros. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by Deutsche Bank Trust Company Americas ("Deutsche Bank"), as the ADS depositary. Deutsche Bank converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined and distributes such U.S. dollars to holders of ADSs, net of Deutsche Bank's expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro. On April 23, 2013, the Euro/U.S. dollar exchange rate was €0.7685 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
2008	0.6805
2009	0.7166
2010	0.7567
2011	0.7142
2012	0.7736

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
October 2012	0.7766	0.7614
November 2012	0.7865	0.7686
December 2012	0.7734	0.7541
January 2013	0.7665	0.7362
February 2013	0.7660	0.7304
March 2013	0.7824	0.7635
April 2013 (through April 23, 2013)	0.7791	0.7610

        None of the 27 member countries of the European Union has imposed any exchange controls on the Euro.

Brazilian Real

        Because of our proportional consolidation of the financial position and results of operations of TmarPart, the parent company of Oi S.A., the majority of our assets and the a substantial portion of our revenues and expenses are denominated in Brazilian Reais. Concurrently with our investment in Oi, we acquired an interest in Contax, which similarly records its financial position and results of operations in Brazilian Reais. Consequently, exchange rate fluctuations between the Euro and the

Brazilian Real affect our revenues, expenses, assets and liabilities. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real."

        The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reason to foresee a serious imbalance.

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On April 23, 2013, the Real/U.S. dollar exchange rate was R$2.0145 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
2008	1.831
2009	1.987
2010	1.757
2011	1.668
2012	1.952

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
October 2012	2.0436	2.021
November 2012	2.1118	2.0304
December 2012	2.1141	2.0445
January 2013	2.0478	1.986
February 2013	1.9913	1.9564
March 2013	2.0436	2.021
April 2013 (through April 23, 2013)	2.0235	1.9690

Risk Factors

General Risks Relating to Our Company

The current economic and financial crisis has affected, and will likely continue to affect, demand for our products and services, our revenues and our profitability

        The global economic and financial crisis, and the current economic recession in Portugal, have had, and are likely to continue to have, an adverse effect on the demand for our products and services and on our revenues and profitability. During 2011, a number of eurozone countries came under severe financial pressure and their ability to raise, refinance and service their debt was put into question by markets, as demonstrated by the record high spreads during most of the year. Portugal, along with Greece and Ireland, was forced to seek support packages from the European Central Bank ("ECB") and the International Monetary Fund ("IMF") under strict conditions, while fear of contagion to other eurozone countries forced governments to reduce debt levels through austerity measures that, at least in the short term, were seen as the cause of slow growth for some countries and stagnation in others. The turbulence in the European financial markets continued in the first half of 2012, driven by these fears and the uncertainty regarding the fate of the euro. More aggressive financing and monetary policies by the ECB helped to stabilize the European financial markets in the second half of 2012.

However, the contraction in GDP of the eurozone countries continued, driven by restrictive fiscal policies and deleveraging of the private sector in those countries, lower demand from China for European imports and ongoing uncertainty surrounding the sovereign debt crisis. In the fourth quarter of 2012, GDP in the eurozone contracted 0.60% compared to the fourth quarter of 2011, and annual GDP contracted 0.4% compared to growth of 1.4% in 2011. The eurozone unemployment rate rose to 11.7% in December 2012, a record high.

        In Portugal, since mid-2011, government economic policy has focused on implementing the measures agreed to as part of the €78 billion financial support package from the European Union/European Commission, the ECB and the IMF. Although Portugal has been perceived as a country committed to the ongoing adjustment program and has seen government bond yields decrease, the strongly restrictive fiscal policies, continued deleveraging in the private financial and non-financial sectors and the cooling of activity in the eurozone contributed to a contraction in real GDP of 3.2%, with significant declines in consumption and investment. Unemployment rates continued to rise in 2012, reaching almost 16% of the active population. Although the government deficit fell from 9.8% of GDP in 2010 to 5.0% of GDP in 2012, government debt continued to rise to 120.6% of GDP, compared to 93.5% in 2010 and 108.0% in 2011.

        As one of Portugal's largest companies and one of its largest employers (and although a large portion of our business is conducted outside Portugal), Portugal Telecom's financial condition, revenues and profitability are closely linked to circumstances in the Portuguese economy. The recession in Portugal has had a direct effect on demand for our products and services, contributing to a decline in revenues in 2011 and 2012 across most of the customer categories of our Portuguese telecommunications business.

        In these and other ways, the global economic and financial crisis and its effect on the European and Portuguese economies has significantly affected, and could continue to significantly affect, our business, liquidity and financial performance.

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities

        Global financial markets and economic conditions have been severely disrupted and volatile since 2008 and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. At times during this period, credit markets and the debt and equity capital markets have been exceedingly distressed. In 2010, 2011 and 2012, the financial markets grew increasingly concerned about the ability of certain European countries, particularly Greece, Ireland, Portugal, Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Greece, Ireland and Portugal by the EU, the ECB and the IMF and a bailout of the Spanish banking sector by the EU. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made it difficult for companies to obtain financing. Although Portugal and Ireland saw improvements in the ability to refinance sovereign debt in the second half of 2012, the ability of private corporations to access financing remains challenging and highly susceptible to political and economic events in the eurozone.

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

        Notwithstanding our international exposure and diversification and the fact that we believe we have sufficient sources of liquidity to meet our present funding needs, the downgrades of Portugal's sovereign debt described in the next risk factor may have a significant effect on our costs of financing, particularly given the size and prominence of our company within the Portuguese economy. The recent events in Portugal and the other factors described above could adversely affect our ability to obtain future financing to fund our operations and capital needs and adversely impact the pricing terms that we are able to obtain in any new bank financing or issuance of debt securities and thereby negatively impact our liquidity.

Any future ratings downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

        Against the backdrop of the eurozone crisis, the increased risk perception also led to consecutive downgrades of Portuguese sovereign debt by the rating agencies. In 2011, Portugal was downgraded (1) by 4 notches at Moody's Investors Service ("Moody's") from A1 on December 21, 2010 to Ba2 on July 5, 2011; (2) by 3 notches at Standard & Poor's Ratings Services ("S&P") from A- on November 30, 2011 to BBB- on December 5, 2011; and (3) by 6 notches at Fitch Ratings ("Fitch") from A+ on December 23, 2010 to BB+ on November 24, 2011. In 2012, Portugal was downgraded (1) by 1 notch at Moody's from Ba2 to Ba3 on February 13, 2012; and (2) by 3 notches at S&P from BBB to BB.

        Because our financial condition, revenues and profitability are closely linked to the Portuguese economy, our company's ratings under Moody's and S&P's ratings methodologies are directly linked to the Portuguese sovereign debt rating. Following the downgrade of Portuguese sovereign debt on January 21, 2012, S&P downgraded our long-term rating from BBB- to BB+, with a negative outlook, and on February 11, 2013, S&P downgraded our long-term rating to BB, with a negative outlook. On April 13, 2012, Moody's downgraded our long-term rating from Ba1 to Ba2, with a negative outlook. Our long-term rating from Fitch remains BBB, with negative outlook.

        The effects of the economic and financial crisis described above, or any adverse developments in our business, could lead to additional downgrades in our credit ratings. Any such downgrades are likely to adversely affect our ability to obtain future financing to fund our operations and capital needs. Any downgrade of our ratings could have even more significant effects on our ability to obtain financing and therefore on our liquidity. For further information on these covenants, please refer to "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Covenants."

Any worsening of the current economic and financial crisis may affect our liquidity and impact the creditworthiness of our company

        In order to mitigate liquidity risks, we seek to maintain a liquidity position and an average maturity of debt that allows us to repay our short-term debt and our contractual obligations. As of December 31, 2012, the amount of available cash (excluding cash from Oi and Contax), plus the undrawn amount of our underwritten commercial paper lines (cash immediately available upon two or three days' notice) and our committed standby facilities available to our Portuguese operations amounted to €3,016 million, a reduction from €5,095 million as of December 31, 2011. The average maturity of our net debt (excluding net debt of Oi and Contax) as of December 31, 2012 was 5.6 years.

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

We may not be able to pay our announced dividends

        On June 27, 2012, we announced a shareholder remuneration policy for the fiscal years 2012 to 2014, comprising of an annual cash dividend of €0.325 per share, and a share buy-back program of €200 million for the same three year period, equivalent to an additional €0.225 per share. This shareholder remuneration proposal is subject to market conditions, our financial condition, legal limits to the distribution of assets to shareholders, including the necessary shareholder approvals and other factors considered relevant by the Board of Directors at the time.

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

We face intense competition globally, including increasing competition from competitors other than traditional telecommunications companies

        Although the broad telecommunications sector is expected to continue to expand at a global level, an increasing market share is now occupied by adjacent sector players, such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and billing relationships over which users access services from adjacent players such as well-known companies offering music, video, photos, apps and retail. These adjacent competitors have been able to build strong global brands. For example, in the equipment manufacturers market, Apple and Samsung accounted for 50% of total global revenues, up from only 16% in 2007. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators. Notwithstanding our efforts to develop our own over-the-top and cloud-based services, we expect this broader competitive landscape to continue to pose challenges to our revenues and profitability in Portugal, Brazil and the other markets where we operate.

Our ability to remain competitive depends on our ability to implement new technology, and any failure to do so could adversely affect our business

        Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The Pay-TV, broadband internet and mobile telecommunications industries in particular have experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, in our Portuguese operations, we have made significant investments in recent years to develop our FTTH network for residential and enterprise customers, to connect our mobile network base stations and to develop our UMTS network for personal services customers. In 2011, we also upgraded some of our mobile network equipments for LTE services. We are investing significant amounts to construct our data center in Covilhã, Portugal to expand our ability to serve enterprise and other customers, and we launched LTE services in March 2012, with our LTE network covering 20% of population in Portugal at the beginning of 2012 and 90% by the end of 2012. In addition, in our Brazilian operations, Oi has made significant investments in the last three years in connection with the implementation of its UMTS services, upgrading its fixed line networks with technologically advanced fiber optic cable with a microwave overlay for use in Oi's long-distance services. We may not achieve the expected benefits of these investments in technology before more advanced technology is adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Portugal Telecom and the Oi Group have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences

        As of December 31, 2012, we had total consolidated debt of €11,098.5 million, including the portion of the debt of the Oi Group that we proportinally consolidate. The Oi Group's total consolidated debt as of December 31, 2012 was R$33,346 million. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries and the Oi Group, to:

  •
  incur additional debt;

  •
  grant liens;

  •
  pledge assets;

  •
  sell or dispose of assets; and

  •
  make certain acquisitions, mergers and consolidations.

        Furthermore, some of our debt instruments include financial covenants that require us and some of our subsidiaries and the Oi Group to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of its indebtedness contain cross-default or cross-acceleration clauses, and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

        If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

        If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments, including those of the Oi Group, and our indebtedness as of December 31, 2012, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

Unfunded post retirement benefit obligations may put us at a disadvantage to our competitors and could adversely affect our financial performance

        We have unfunded post retirement benefit obligations that may limit our future use and availability of capital and adversely affect our financial and operating results. Although in December 2010, we transferred to the Portuguese Government the post retirement benefits obligations relating to regulated pensions of Caixa Geral de Aposentações and Marconi, we retained all other obligations, including (1) salaries to suspended and pre-retired employees amounting to €730.4 million as of December 31, 2012, which we must pay monthly directly to the beneficiaries until their retirement age and (2) €502.7 million in obligations related to pension supplements and healthcare as of December 31, 2012, which are backed by plan assets with a market value of €399.4 million, resulting in unfunded obligations of €103.3 million.

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

        See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits" for a description of our transfer of pension obligations to the Portuguese Government.

We must continue to attract and retain highly qualified employees to remain competitive

        We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers. Competition for skilled personnel and highly qualified managers in the telecommunications industry in the markets where we operate remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, particularly considering the poor economic conditions of the Portuguese economy and the increasing immigration trends, we may not be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business.

The PCAOB's inability to conduct inspections of auditors in Portugal makes it more difficult to evaluate the effectiveness of our auditor's audit procedures and quality control procedures

        Our independent registered public accounting firm, Deloitte & Associados, SROC S.A., is registered with the Public Company Accounting Oversight Board ("PCAOB") and is accordingly required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. However, because our auditor is located in Portugal, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the local authorities, as in some other non-U.S. jurisdictions, our auditor is currently not undergoing such PCAOB inspections.

        Inspections of other firms that the PCAOB has conducted outside Portugal have identified deficiencies in those firms' audit and quality control procedures, which may not be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in Portugal prevents the PCAOB from evaluating our auditor's audits and its quality control procedures. As a result, investors are deprived of the benefits of PCAOB inspections. Accordingly, although the Company's audited consolidated financial statements were audited in accordance with the standards set forth by the PCAOB, the inability of the PCAOB to conduct inspections of auditors in Portugal makes it more difficult to evaluate the effectiveness of our auditor's audit procedures and quality control procedures as compared with auditors outside Portugal that are subject to PCAOB inspections.

Risks Relating to Our Portuguese Operations

Increased competition among providers of bundled telecommunications services may result in a decrease in our revenues

        In 2008, we launched a nationwide Pay-TV service under the Meo brand, primarily using our fixed network (IPTV over ADSL2+ and fiber-to-the-home ("FTTH") and direct-to-home ("DTH") satellite technology). This service required us to make significant investments in our network in order to increase the bandwidth and offer a better service quality than our competitors. In January 2013, we announced the rebranding of Meo and the launch of a quadruple-play service as M4O, offering Pay-TV, broadband internet, fixed telephone and mobile telephone services. This launch has required additional marketing expenditures and will entail ongoing investments in infrastucture to remain competitive with other market players.

        The main competitors in the market are ZON Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("ZON"), Cabovisão, Optimus—SGPS, S.A. ("Optimus") and Vodafone. Notwithstanding gains in our revenues and market share from Pay-TV services in recent years and the quality of our service, we have experienced pressure from our competitors to reduce monthly subscription fees. In addition, our efforts to build scale to enable us to negotiate better programming costs with our content suppliers, especially certain premium content owned by one of our competitors, may not prove successful.

        The competitive landscape is expected to change significantly in Portugal with the announcement in January 2013 of the merger of ZON, the largest cable operator, and Optimus, the third-largest mobile operator, to create a new integrated telecommunications operator in Portugal, subject to regulatory approval and other closing conditions. This transaction is expected to further increase the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON and Optimus leverage their position as an integrated telecommunications operator.

        Our revenues from residential services and our financial position could be significantly affected if we are not successful in competing to provide these bundled services, particularly as our Pay-TV services have become increasingly important as a retention tool of our fixed line and broadband internet customers.

Competition from other mobile telephony and fixed line operators has reduced our revenues from our Portuguese operations and could continue to adversely affect our revenues

        As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. The number of active mobile telephone cards in Portugal has overtaken the number of wireline main lines. Mobile operators can bypass our international wireline network by interconnecting directly with fixed line and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our fixed line voice services for long-distance and international calls. Lowering our international call prices has caused a decline in our revenues from international fixed line voice services. The decrease in fixed line voice traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing Our Portuguese Operations—Residential Services."

The broadband market in Portugal is highly competitive and may become more competitive in the future

        We believe that with competition in Internet broadband access is intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through Universal Mobile Telecommunications System ("UMTS") and long-term evolution ("LTE") technology, as well as high speed broadband supported by the deployment of a fiber optic network, we may face additional pricing pressure on our services, which could result in the loss of revenues from both residential and enterprise customers.

Increased competition in the Portuguese mobile markets may result in decreased tariffs and loss of market share

        We believe that our existing mobile competitors, Vodafone and Optimus, which has announced a merger with ZON, as described above, will continue to market their services aggressively, and in most cases, those operators have similarly priced offers. After we launched our low-cost brand Uzo, for example, Vodafone and Optimus quickly responded with similar products of their own. As another example, in 2010, we launched a tribal plan as a reaction to similar plans launched by our competitors, and that plan provides for lower revenue per user than many of our other plans. We believe that our ability to compete depends on our ability to differentiate our products based on services offered, quality and simplicity of pricing plans, and we may not be successful in doing so.

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

Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our Portuguese telecommunications business

        The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. In the previous round of market analyses, carried out from 2004 to 2006, Portugal Telecom was found by the Portuguese telecommunications regulator (the Autoridade Nacional das Comunicações, or "ANACOM") to have significant market power in all but one of the 16 markets analyzed and, consequently, is subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. Pursuant to the European Relevant Markets Recommendation issued in 2007, which significantly reduced the number of markets subject to regulation, ANACOM is re-analyzing the retail and wholesale markets to identify which electronic communications operators and service providers it considers to have significant market power in those markets and determining the regulatory obligations that should be imposed on those operators and service providers.

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

Reduced interconnection rates have negatively affected our revenues for our Portuguese telecommunications business and will continue to do so in 2013

        In recent years, ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had a significant impact on interconnection revenues of our mobile subsidiary, TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN"), and, consequently, on its earnings.

        ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 2012. The reductions in mobile termination rates have had and will continue to have a negative effect on our cash flows and revenues.

        The Autoridade da Concorrência (formerly the Direcção Geral do Comércio e da Concorrência) (the "Portuguese Competition Authority") has also completed an analysis of mobile rates for originating calls, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned.

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

The European Commission's review of roaming charges may continue to lead to a reduction in revenues from personal services

        The EC regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and Short Messaging Services ("SMS"), or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as "Roaming III," which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale market, retail market, data and SMS, Roaming III also features (1) extended transparency and consumer-protection measures ("bill-shock") that go beyond the EU territory, (2) a cap on retail data roaming communications, (3) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (4) the decoupling of roaming services from other services, while enabling a consumer to use the same number.

        The Roaming III regulations have had, and are expected to continue to have, an adverse effect on the revenues of our mobile business and on our results of operations.

The Portuguese government could terminate or fail to renew our fixed line concession, our licenses and our authorizations for data and mobile services

        We provide a significant number of services under a concession granted to us by the Portuguese government and under licenses and authorizations granted to us by ANACOM. See "Item 4—Information on the Company—Regulation—Portugal—Our Concession and Existing Licenses and Authorizations." The Portuguese government can revoke our concession if it considers the revocation to be in the public interest. It can also terminate our concession at any time if we fail to comply with our obligations under the concession.

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

Our obligations as a universal service provider in Portugal could adversely affect our results of operations and profitability

        Our concession and Portuguese law impose obligations on us as a universal services provider. See "Item 4—Information on the Company—Regulation—Portugal—Areas of Recent Regulation and Updates—Universal Service Obligations." On February 14, 2012, after holding a public consultation on the process for selecting universal service providers, ANACOM issued a final decision dividing universal services into three functions: (1) connection to a public telecommunications network at a fixed location and the provision of public telephone services ("Tender 1"), (2) publicly available telephone offers ("Tender 2")

and (3) a comprehensive directory and directory inquiry services ("Tender 3"). These functions are further divided into three geographic regions (1) North, (2) Center and (3) South and Islands. On October 12, 2012, the Ministries of Finance, Economy and Employment launched a tender offer to establish a designation for universal service providers, which included a compensation fund for universal service providers and a related renegotiation of our concession. Before the deadline on March 15, 2013, PT Comunicações submitted bids in Tender 1 and Tender 2. On April 18, 2013, ANACOM published a preliminary report regarding the bids for Tenders 1 and 2, as there was no bidder in Tender 3. In accordance with this report, PT Comunicações did not present the lowest bid in Tender 1 and, as such, will not likely continue to be the universal service provider of a connection to a public telecommunications network at a fixed location. However, PT Comunicações presented the lowest bid for Tender 2 and will likely continue to be the universal service provider of public payphones. In addition, even in the case where PT Comunicações is not selected as a universal services provider, we will be required to contribute to the compensation fund for universal services providers according to our share of the revenues of the national telecommunications sector.

Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the European Commission and the Portuguese Competition Authority regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquires by the Portuguese Competition Authority relate to alleged anti-competitive practices in the broadband internet, terrestrial television and public mobile telephone markets.

        In January 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica was investigated. In January 2013, the European Commission adopted a decision finding that we and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union with reference to our July 28, 2010 agreement with Telefónica concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo. In accordance with this decision, Portugal Telecom was fined an amount of €12.29 million, which we believe is unjustified. On April 9, 2013, we brought an action for annulment before the Court of Justice of the European Union and will continue to vigorously defend the matter.

        These inquiries and investigations are described in greater detail in "Item 8—Financial Information—Legal Proceedings." If we are found to be in violation of applicable laws and regulations in these or other regulatory inquiries, investigations, or litigation proceedings that are currently pending against us or that may be brought against us in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

Risks Related to Our Brazilian Operations

Our strategy of enhancing our operations in Brazil through our strategic partnerships with Oi and Contax may not be successful, and we do not have free access to cash flows from Oi and Contax

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our strategic partnership with Oi. On March 28, 2011, we completed the acquisition of a 25.3% economic interest in the Oi Group, and our economic interest is currently 23.3%. For the year ended December 31, 2012, 53% of our revenues were generated in Brazil, and our strategic partnership with Oi represented the bulk of these revenues. As in any strategic partnership, it is possible that we, the other controlling shareholders and Oi will not agree on its strategy, operations or other matters. Any inability of our company and the other controlling shareholders of Oi to operate Oi jointly could have a negative impact on Oi's operations, which could have a negative impact on our strategy in Brazil and could have a material adverse effect on our results of operations. In addition, we cannot be sure that Oi will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the strategic partnership will be realized.

        In addition, concurrently with our investment in Oi, we acquired a 16.2% economic interest in Contax, which provides among other contact center services in Brazil. Our economic interest in Contax increased to 19.5% in June 2011 and to 21.1% in April 2013. Although the contribution of Contax to our consolidated revenues is not as significant as that of Oi, Contax remains an important part of our international telecommunications business. The types of risks described above that apply to our strategic partnership with Oi also apply to our strategic partnership with Contax.

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

We are exposed to Brazilian exchange rate and interest rate fluctuations

        We are exposed to exchange rate fluctuation risks, mainly due to our significant investments in Brazil. We do not expect to hedge our economic exposure against exchange rate fluctuations. We are required to make adjustments to our equity on our statement of financial position in response to fluctuations in the value of foreign currencies in which we have made investments. Devaluation of the Brazilian Real in the future could result in negative adjustments to our financial position, which could limit our ability to generate distributable reserves.

        We are also exposed to interest rate fluctuation risks. We have entered into financial instruments to reduce the impact on our earnings of an increase in market interest rates, but these financial instruments may not prevent unexpected and material fluctuations of interest rates from having any material adverse effect on our earnings.

        The Brazilian Central Bank's Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or "COPOM") establishes the basic interest rate target for the Brazilian financial system by referring to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. As of December 31, 2008, 2009, 2010, 2011 and 2012, the basic interest rate was 13.8%, 8.8%, 10.8%, 10.9% and 6.9%, respectively. Increases in interest rates may have a material adverse effect on Oi by increasing its interest expense on floating rate debt and increasing its financing costs.

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

        Adverse political and economic conditions.    The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government's actions to control inflation, stabilize the Brazilian economy and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Changes in the Brazilian government's exchange control policy, or in general economic conditions in Brazil, could have a material adverse effect on the results of our operations in Brazil. Deterioration in economic and market conditions in other countries, such as Argentina and Venezuela and emerging markets outside Latin America, may adversely affect the Brazilian economy and our business.

        Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as Oi and Contax. The policies that may be implemented by the Brazilian federal or state governments may adversely affect our business, financial condition and results of operations in Brazil.

        Past political crises in Brazil have affected the confidence of investors and the public in general, as well as the development of the economy. Any future political crises could have an adverse impact on the Brazilian economy and on our business, financial condition and results of operations in Brazil.

        Fluctuations in the Real.    The Brazilian currency has historically experienced frequent fluctuations relative to the Euro and other currencies. During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. In 2009 and 2010, the Real appreciated against the Euro by 29.2% and 13.2%, respectively, and in 2008, 2011 and 2012 the Real depreciated against the Euro by 20.0%, 8.5% and 10.6%, respectively. Any substantial negative reaction to the policies of the Brazilian government could have a negative impact, including devaluation. The devaluation of the Real could negatively affect the stability of the Brazilian economy and accordingly could negatively affect the profitability and results of our operations and our ability to distribute reserves. It would also increase costs associated with financing our operations in Brazil. In particular, a significant amount of Oi's financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars, Japanese yen and euros. As of December 31, 2012, R$13,277 million of Oi's financial indebtedness was denominated in a foreign currency. When the Real depreciates against foreign currencies, Oi incurs losses on its liabilities denominated in or indexed to foreign currencies, such as its U.S. dollar-denominated long-term debt and foreign currency loans, and it incurs gains on its monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into Reais. If significant depreciation of the Real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, Oi could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the Real could adversely affect Oi's ability to meet certain of its payment obligations. A failure to meet certain of Oi's payment obligations could trigger a default under certain financial covenants in its debt instruments, which could have a material adverse effect on Oi's business and results of operations. Additionally, Oi currently has currency swaps and non-deliverable forwards in place for a portion of its foreign currency debt. However, if the cost of currency swap instruments increases substantially, Oi may be unable to maintain its hedge positions, resulting in an increased foreign currency exposure, which could in turn lead to substantial foreign exchange losses.

        In addition, a devaluation of the Real relative to the U.S. dollar may increase the costs of imported products and equipment. Our operations in Brazil rely on imported equipment, and, as a result of such devaluation, such equipment would be more expensive to purchase.

        Increases in interest rates.    In response to the global economic and financial crisis, the Brazilian government increased the SELIC basic interest rate to 13.75% as of December 31, 2008. In 2009, Brazilian Central Bank reduced the SELIC rate to 8.75% as of December 31, 2009. Based on further economic developments, the Brazilian Central Bank increased the SELIC rate up to 10.75% as of December 31, 2010 and to 11.00% as of December 31, 2011. Most recently, the Brazilian Central Bank reduced the SELIC rate several times in 2012 to 7.25% as of December 31, 2012. However, Brazilian interest rates remain high, and any increase in interest rates could negatively affect our profitability and results of operations and would increase the costs associated with financing our operations in Brazil.

        Oi's financial expenses are affected by changes in the interest rates that apply to its floating rate debt. As of December 31, 2012, Oi had, among other debt obligations, R$5,538 million of loans and financing and debentures that were subject to the Taxa de Juros de Longo Prazo ("TJLP"), a long-term interest rate, R$9,139 million of loans and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário, or "CDI") rate, an interbank rate, R$3,794 million of loans and financing that were subject to the London Interbank Offered Rate ("Libor"), and R$3,377 million of loans and financing that were subject to the IPCA.

        The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 8.55% per annum as of December 31, 2009 to 10.64% per annum as of December 31, 2010 and 10.87% per annum as of December 31, 2011 and decreased to 6.90% per annum as of December 31, 2012. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect Oi's financial expenses and negatively affect its overall financial performance.

        Inflation in Brazil.    Brazil has historically experienced high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Since the introduction of the Real in 1994, Brazil's inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Brazil's rates of inflation, as measured by the General Market Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna, or "IGP-DI"), published by Fundação Getúlio Vargas ("FGV"), were 9.1% in 2008, (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011 and 8.1% in 2012. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado, or "IPCA"), published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or "IBGE"), the Brazilian consumer price inflation rates were 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012.

        Since 2006, Oi's telephone rates have been indexed to the Telecommunications Service Index (Índice de Serviços de Telecomunicações, or "IST"), which is a basket of national indexes that reflect the Brazilian telecommunications sector's operating costs. However, Brazilian monetary policy continues to use the IPCA as an inflation targeting system. The inflation target for 2012 is 4.5%, lower than the actual inflation rate of 5.8%. In recent years, Brazil has failed to meet its inflation target. According to the Brazilian monetary authority, the official inflation target was only met in one calendar year over the past three years. In 2009, the official target inflation rate of 4.50% was 4% higher than the actual inflation rate of 4.32%. However, in 2010 and 2011, Brazil's actual inflation rate was 5.91% and 6.50%, respectively, 31.3% and 44.4% higher than the 4.50% inflation target set for both calendar years. In 2012, inflation rate stood at 5.84%. Increases in the inflation rate may result in increases in the basic interest rates, causing direct effects on Oi's cost of debt and indirect effects on the demand for telecommunications goods and services. These effects are aggravated by the uncertainties historically observed in Brazil's economy.

        If Brazil experiences substantial inflation in the future, Oi's costs may increase and its operating and net margins may decrease. Although regulations enacted by the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações, or "ANATEL") provide for annual price increases for most of Oi's services, these increases are linked to inflation indices, as described above, discounted by increases in Oi's productivity. During periods of rapid increases in inflation, the price increases for Oi's services may not be sufficient to cover its additional costs, and Oi may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

        In addition to limiting our ability to capitalize on our investments in Brazil, a more restrictive policy could increase the cost of servicing, and thereby reduce Oi's ability to pay, its foreign currency-denominated debt obligations and other liabilities. As of December 31, 2012, Oi's foreign-currency denominated debt represented 39.1% of its indebtedness. If Oi fails to make payments under any of these obligations, it will be in default under those obligations, which could reduce its liquidity.

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

Oi's fixed line telecommunications services face increased competition from mobile services providers, other fixed line service providers and cable television service providers, which may adversely affect its revenues and margins

        Oi's fixed line telecommunications services in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed line services. Based on information available from ANATEL, from December 31, 2009 to May 31, 2012 (the latest date for which such information is available from ANATEL), the number of fixed lines in service in Brazil increased from 41.5 million to 43.7 million. Oi expects (1) the number of fixed lines in service in Region I and Region II to experience slow growth, as certain customers eliminate their fixed line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline as customers substitute calls on mobile phones in place of fixed line calls as a result of promotional mobile rates (such as free calls within a mobile provider's network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond Oi's control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that Oi installs are expected to be less profitable than existing ones because new fixed line customers generally have lower average incomes than Oi's existing customers, subscribe to Oi's lower cost service plans and generate fewer chargeable minutes of usage. For the year ended December 31, 2012, Oi's traditional local fixed line telecommunications services represented 31.4% of Oi's gross operating revenue. Because Oi derives a significant portion of its net operating revenue from its traditional local fixed line telecommunications services, the reduction in the number of Oi's fixed lines in service has negatively affected and is likely to continue to negatively affect its net operating revenue and margins.

        Oi also competes in the market for local fixed line services with other fixed line service providers, primarily with Empresa Brasileira de Telecomunicações—Embratel ("Embratel") and GVT S.A. ("GVT"). In addition to direct competition for corporate customers in Region I, Embratel competes with Oi for residential customers in Region I and Region II with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A. ("Net"). Net is a cable television company that is Oi's main competitor in the broadband services market. Embratel is a subsidiary of América Móvil S.A.B. de C.V. ("América Móvil"), one of the leading telecommunications services providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, Oi competes in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

        Oi's loss of a significant number of fixed line customers would adversely affect its net operating revenue and may adversely affect its results of operations. In addition, because callers in Brazil placing long-distance calls from their fixed line telephones generally tend to select the long-distance carrier affiliated with the provider of their fixed line service, Oi's loss of a significant number of fixed line customers may adversely affect its revenues from long-distance services and its results of operations. For a detailed description of Oi's competition in the local fixed line services market, see "Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Local Fixed Line Services."

Oi's mobile services face strong competition from other mobile services providers, which may adversely affect its revenues

        The mobile services market in Brazil is extremely competitive. Oi faces competition from large competitors such as Vivo, Telecom Americas Group, which markets its services under the brand name Claro, and TIM Participações S.A. ("TIM"). As of December 31, 2012, based on information regarding the total number of subscribers as of that date available from ANATEL, Oi had a market share of 18.8% of the total number of subscribers in Brazil, ranking behind Vivo with 29.1%, TIM with 26.9% and Telecom Americas Group with 24.9%, and Oi captured 19.0% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2012. Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

        Oi's ability to generate revenues from its mobile services business depends on its ability to increase and retain its customer base. Each additional customer subscribing to Oi's service entails costs, including sales commissions and marketing costs. Recovering these costs depends on Oi's ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of Oi's mobile service business. During 2012, Oi's average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 3.8% per month.

        Oi has experienced increased pressure to reduce its rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider's own network. Competing with the service plans and promotions offered by competitors may cause an increase in Oi's marketing expenses and customer-acquisition costs, which has adversely affected and could continue to adversely affect Oi's results of operations. Oi's inability to compete effectively with these bundles of products and services could result in a loss of market share and adversely affect its operating revenues and profitability. For a detailed description of Oi's competition in the mobile services market, see "Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Mobile Services."

Oi's long-distance services face significant competition, which may adversely affect its revenues

        In Brazil, unlike in the United States and many other countries, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed line telephone or a mobile handset, by dialing such carrier's long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Oi's principal competitors for long-distance services are TIM and Embratel, are currently offering long-distance services throughout Brazil at rates that are charged on a per call, rather than per minute, basis. As a result of its commencement of mobile services in Region III, Oi has also begun to compete with Telefónica, which is the incumbent fixed line service provider in Region III. Generally, Oi believes that callers placing long-distance calls in Brazil from their fixed line telephones tend to select the long-distance carrier affiliated with the provider of their fixed line service. Similarly, Oi believes that callers placing long-distance calls in Brazil from their mobile telephones tend to select the long-distance carrier affiliated with the provider of their mobile or fixed line service. However, increased competition from long-distance service providers has resulted in pressure on Oi's long-distance rates and adversely affected its revenue from these services. Competition in the long-distance market may require Oi to increase its marketing expenses and/or provide services at lower rates than those it currently expects to charge for such services. Competition in the domestic long-distance market has had and could continue to have a material adverse effect on Oi's revenues and margins. See "Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Long-Distance Services."

Data transmission services are not subject to significant regulatory restrictions in Brazil, and as a result, Oi faces an increasing amount of competition in this business

        Competition in data transmission services is not subject to significant regulatory restrictions, and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services that do not require them to use Oi's fixed line network, thereby allowing them to reach Oi's customers without paying interconnection fees to Oi. Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the net operating revenue that Oi generate from this business. In addition, increased competition for data transmission customers may require Oi to increase its marketing expenses and capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in Oi's profitability.

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

        For example, ANATEL recently proposed a General Plan on Competition Targets (Plano Geral de Metas de Competição), which contemplated the creation of three entities to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale and retail data traffic services. The proposed General Plan on Competition Targets also addressed a variety of other matters, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed line networks of the public regime service providers. This General Plan on Competition Targets was adopted by ANATEL in November 2012.

        As another example, ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed line services. These regulations were submitted for public consultation in July 2011, and the public consultation period ended on September 1, 2011. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2013. We cannot predict when these regulations will be adopted or whether they will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on Oi's revenues, costs and expenses, results of operations or financial position.

        Certain legislative bills seeking to terminate monthly subscription fees charged by local fixed line service providers have been submitted to the Brazilian Congress and remain pending. In March 2008, a special committee was formed in the Brazilian House of Representatives to discuss the various proposed bills on this issue. As of the date of this annual report, no action had been taken by the committee. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on Oi's results of operations.

        We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on Oi's business and the business of its competitors.

Oi's local fixed line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL, and Oi's bids for new concessions upon the expiration of its existing concessions may not be successful

        Oi provides fixed line telecommunications services in Region I and Region II of Brazil pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025 and may be amended by the parties every five years prior to the expiration date. In connection with each five year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

        Oi's obligations under the concession agreements may be subject to revision in connection with each future amendment. Any future amendments could impose requirements on Oi that could require it to undertake significant capital expenditures or could modify the rate-setting procedures applicable to it in a manner that would significantly reduce the operating revenues that Oi generates from its fixed line businesses. If the amendments to Oi's concession agreements have these effects, its business, financial condition and results of operations could be materially adversely affected.

        Oi expects the Brazilian government to offer new concessions in competitive auctions prior to the expiration of the existing concession agreements. Oi may participate in such auctions, but its existing fixed line and domestic long-distance concession agreements will not entitle Oi to preferential treatment in these auctions. If Oi does not secure concessions for its existing service areas in any future auctions, or if such concessions are on less favorable terms than current concessions, Oi's business, financial condition and results of operations would be materially adversely affected.

Oi's local fixed line and domestic long-distance concession agreements, as well as its authorizations to provide personal mobile services, contain certain obligations, and its failure to comply with these obligations may result in various fines and penalties imposed on Oi by ANATEL

        Oi's local fixed line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service (Plano Geral de Metas de Universalização), the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect Oi's financial condition and results of operations. Oi's local fixed line concession agreements also require it to meet certain network expansion, quality of service and modernization obligations in its concession regions. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with its quality and universal service obligations. See "Item 4—Information on the Company—Regulation—Brazil—Regulation of Fixed Line Services."

        On an almost weekly basis, Oi receives inquiries from ANATEL requiring information from it on its compliance with the various service obligations imposed by its concession agreements. If Oi is unable to respond satisfactorily to those inquiries or comply with its service obligations under its concession agreements, ANATEL may commence administrative proceedings in connection with that noncompliance. Oi has received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to its inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. As of December 31, 2012, the Oi Group had recorded provisions in the amount of R$987 million in connection with fines sought to be imposed by ANATEL on a consolidated basis. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact Oi's financial condition and results of operations. See "Item 8—Financial Information—Legal Proceedings—Oi Legal Proceedings—Civil Claims—Administrative Proceedings."

        In addition, Oi's authorizations to provide personal mobile services contain certain obligations requiring it to meet network scope and quality of service targets. If Oi fails to meet these obligations, it may be fined by ANATEL until it is in full compliance with its obligations and, in extreme circumstances, Oi's authorizations could be revoked by ANATEL. For example, on July 23, 2012, ANATEL temporarily suspended Oi's ability to accept new customers for its mobile services in the States of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul due to its perception of Oi's failure to meet capital investment and quality of service commitments in those states. This suspension lasted for approximately two weeks until Oi was able to propose new quality of service goals to ANATEL. See "Item 4—Information on the Company—Regulation—Brazil—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers."

Oi and Contax are subject to numerous legal and administrative proceedings, which could adversely affect their business, results of operations and financial condition

        Oi and Contax are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. Both Oi and Contax classify the risk of loss from legal and administrative proceedings as "probable," "possible" or "remote." Each company makes provisions for probable losses but does not make provisions for possible and remote losses. As of December 31, 2012, Oi and Contax, together, had recorded provisions of R$7,060.0 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against them, including provisions of R$4,320.5 million relating to civil proceedings, R$1,861.0 million relating to labor proceedings and R$878.5 million relating to tax proceedings. Portugal Telecom's proportionally consolidated portion of these probable liabilities amounted to €681.2 million.

        In addition, as of December 31, 2012, Oi and Contax, together, had claims against them totaling R$19,964.9 million for proceedings classified as "possible" and for which they had made no provisions, including R$792.0 million relating to civil proceedings, R$1,761.2 million relating to labor proceedings and R$17,411.7 million relating to tax proceedings. Portugal Telecom's proportionally consolidated portion of these possible liabilities amounted to €1,968.6 million.

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

Oi is subject to delinquencies of its accounts receivable. If it is unable to limit payment delinquencies by its customers, or if delinquent payments by its customers increase, its financial condition and results of operations could be adversely affected

        Oi's business significantly depends on its customers' ability to pay their bills and comply with their obligations to it. In 2012, Oi recorded provisions for doubtful accounts in the amount of R$503 million, or 2.6% of its gross operating revenue, primarily due to subscribers' delinquencies. As of December 31, 2012, Oi's provision for doubtful accounts, as a percentage of its net operating revenues, was 2.6%.

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

We are a party to joint ventures and partnerships that may not be successful and may expose us to future costs

        We are partners in joint ventures and partnerships. Our partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. Our share of any losses from or commitments to contribute additional capital to such partnerships may also adversely affect our results of operations or financial position.

        Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market. We may have disputes with our partners in our joint ventures, and we may have difficulty agreeing with our partners on actions that we believe would be beneficial to those joint ventures in partnerships. In addition, our joint ventures and partnerships in other countries are typically governed by the laws of those countries, and our partners are often established players in those markets and may have greater influence in those economies than we do. To the extent we experience difficulties with our joint venture partners, we may encounter difficulties in protecting our investments in those countries.

        Any of these factors could cause our joint ventures and partnerships not to be profitable to us and could cause us to lose all or part of the value of our investments in those ventures.

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

        Under Portuguese law, dividends are subject to withholding tax at a rate of 25% for corporate investors and at a rate of 28% for individual investors. Dividends placed in bank omnibus accounts (except where the identity of the effective beneficiary is disclosed) are subject to withholding tax at a rate of 35%.

        However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required. A specific form (Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders. If you are a holder of ADSs and need to obtain information about where to send your Form 21-RFI, please contact the depositary at the address set forth in "Item 12—Description of Securities Other Than Equity Securities." If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the rate of 25% (in the case of corporate investors) or 28% (in the case of individual investors). If you are able to submit the form to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares, no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the excess Portuguese withholding tax to you (i.e., 10% in the case of corporate investors or 13% in the case of individual investors). However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the 10% or 13% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Tax and Customs Authority of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the last day of the year in which the dividends were made available. See "Item 10—Additional Information—Taxation—Dividends."

        If you are an investment fund, pension fund or trust holding ADSs or ordinary shares, you should be aware that, under a guidance note issued by the Portuguese tax authorities, in order to benefit from the Treaty provisions, you must comply with certain additional requirements that are described in "Item 10—Additional Information—Taxation—Dividends." Although this is not demanded by the Treaty, the Portuguese tax authorities take the position that the compliance with the applicable requirements should be certified by the U.S. Internal Revenue Service, using a form or other means specifically permitted for this purpose. If you are an investment fund, pension fund or trust, you should contact your tax advisor for more information regarding the requirements of the Portuguese tax authorities.

        You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. In addition, although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the excess Portuguese withholding tax even if you fill out Form 22-RFI and are eligible to receive reimbursement as described above. You should contact your tax advisor if you wish to fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Treaty.

ITEM 4—INFORMATION ON THE COMPANY

Overview

        We provide telecommunications services in Portugal, in Brazil through our strategic partnerships with Oi and Contax, and in certain countries in sub-Saharan Africa and Asia. Our business is analyzed and discussed based on two reportable segments: Telecommunications in Portugal and Telecommunications in Brazil—Oi. Within these segments, we report revenues in the following customer categories for our telecommunications services in Portugal and Brazil: residential customers, personal customers, enterprise customers and other revenues. In addition to our operating reportable segments, we have other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from our Portuguese and international operations accounted for 42% and 58% of our consolidated revenues in 2012, respectively, primarily reflecting 41% and 46% of our consolidated revenues related to the above mentioned Portuguese and Brazilian (Oi) telecommunications businesses, respectively, as well as 7% of our consolidated revenues from the proportional consolidation of Contax and 4% of our consolidated revenues from our Africatel businesses.

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

  •
  Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multimedia services provided to personal (i.e., individual) customers through our subsidiary TMN.

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

        Brazil.    After the completion of the corporate reorganization of Oi that occurred on April 9, 2012, we hold a 23.3% economic interest in Oi S.A., one of the largest telecommunications companies in Brazil, and we entered into a series of shareholder agreements with other shareholders of Oi that allow us to jointly control Oi. We completed our investment in Oi on March 28, 2011 through the acquisition of a 25.6% of TmarPart, the parent company of Oi S.A., and the acquisition of a subsidiary of TmarPart that merged into Oi S.A. as part of the 2012 corporate reorganization. Although we hold a 23.3% economic interest in Oi S.A., we have proportionally consolidated 25.6% of the results of operations of TmarPart and its subsidiaries (including Oi S.A.) in our consolidated results of operations since April 1, 2011 due to our 25.6% interest in TmarPart.

        Oi provides telecommunications services in Brazil, including:

  •
  Residential services, which include local fixed line services and domestic and international long-distance services, primarily in Region I and Region II of Brazil, data transmission services, Pay-TV services, bundled fixed line and mobile services, and public telephone services.

  •
  Personal services, which include prepaid and postpaid mobile telecommunications services throughout Brazil (Region I, Region II and Region III) utilizing 2G and 3G technology, including voice and data transmission services, and usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's mobile network (mobile interconnection services).

  •
  Enterprise services, which include fixed line telecommunications services, mobile telecommunications services, advanced voice services, such as 0800 (toll free) services, customized infrastructure and storage capacity and interconnection and traffic transportation services to other telecommunications providers, in most cases to corporate and small and medium enterprises.

        The Brazilian regions described above consist of Region I (which is composed of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions), Region II (which includes the Federal District and nine Brazilian states located in the western, central and southern regions) and Region III (consisting of the State of São Paulo).

        Other International Assets.    Concurrently with our investment in Oi, we acquired a 16.2% direct economic interest in CTX Participações S.A. ("CTX"), the controlling shareholder of Contax Participações S.A. ("Contax Participações") and Contax S.A. ("Contax"), a provider of contact center services in Brazil. As a result of this acquisition, we obtained an initial economic interest of 14.1% in Contax Participações, through the direct interest described above and through the indirect interests described in "—Brazilian Operations (Oi)—Strategic Partnership with Oi—Background and History." Even before our investment in Contax, we provided call center services in Brazil through our subsidiary Dedic, S.A. ("Dedic"), and Dedic's subsidiary GPTI—Tecnologias de Informação, S.A. ("GPTI") provided IT/IS services in Brazil. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. On April 2, 2013, in connection with a corporate reorganization of Contax, we increased our economic interest in Contax to 21.1%. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

        In addition, we have significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and in East Timor in Asia. Throughout 2012, we held a significant interest in Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM"), a telecommunications company in Macau, but in January 2013 we announced the sale of our interest in CTM.

        The following table provides a breakdown of our operating revenues by reportable segment for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(Euro millions)
Telecommunications in Portugal
Services rendered	2,933.6	2,740.0	2,545.9
Sales	149.4	116.3	109.1
Other revenues	41.4	35.8	45.5

	3,124.5	2,892.0	2,700.5

Telecommunications in Brazil—Oi
Services rendered	—	2,297.5	2,817.1
Sales	—	12.0	56.9
Other revenues	—	102.6	168.0

	—	2,412.1	3,042.1

Other operations	1,088.3	1,441.1	1,485.1
Eliminations in consolidation	(470.5)	(598.4)	(628.9)

Total consolidated operating revenues	3,742.3	6,146.8	6,598.8

Corporate Information

        Our legal and commercial name is Portugal Telecom, SGPS, S.A. We are a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Portuguese Republic. The company was originally incorporated as Portugal Telecom, S.A., a sociedade anónima in June 1994. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal. Our telephone number is +351 21 500 1701, and our facsimile number is +351 21 500 0800. Our agent for service of process in the United States is Depositary Management Corporation at 570 Lexington Avenue, 44th Floor, New York, New York 10022. Our home page is located at www.telecom.pt. The information on our website is not part of this report. The website address is included as an indicative textual reference only.

Strategy

        We are an international operator focused on three main geographies: Portugal, Brazil and sub-Saharan Africa. We remain committed to discipline in our strategy, cost, operations and financial performance, and we aim to focus our resources on our core businesses and core regions. Our strategy is guided by five key medium-term objectives:

  •
  grow the scale of our customer base;

  •
  increase our exposure to international operations;

  •
  lead the consumer market in convergence of services and the business/enterprise market in information and communication technologies ("ICT");

  •
  be a top-tier reference company in technology, customer experience and operational effectiveness; and

  •
  be a reference company in sustainability efforts.

        Our success in achieving these goals is subject to a number of uncertainties, including the factors described in "Item 3—Key Information—Risk Factors."

        Some of our specific strategies to achieve these goals in our core regions include the following:

  Portuguese Operations

  •
  Residential services: reshaping TV experience.  We have been leveraging the increased capacity of our new generation access networks to provide a TV experience anchored in premium content and a multi-screen strategy with seamless access to content on PCs, TVs and smartphones. Meo ("Meo"), our triple-play service, offers (1) a non-linear experience with video on demand and pause and restart-TV, (2) a complete ecosystem for TV apps (Facebook, games, music, Kids and Sapo), (3) interactive features providing additional depth over key channels and contents and (4) user-generated content with Meo Kanal ("Meo Kanal"), an application that allows customers to produce, edit and share multimedia user-generated content on television with other Meo customers, creating the first network effect on TV. Meo is not limited to fiber and ADSL customers, as we have also invested in a premium satellite service, with a current DTH service offering of eight HD channels, digital recording, video on demand and interactive apps.

  •
  Personal services: seeking growth through mobile data and convergence.  Our Personal services strategy is focused on two main drivers: (1) an increase in mobile data usage, with a strong push for smartphone adoption, the promotion of value-added apps and the development of tiered data bundles for all customer needs, and (2) tiered pricing voice plans that are simple and easy to choose, which reinforces a postpaid value proposition and endeavors to mitigate the tendency to make calls to persons on the same network through prepaid tariffs and with segment-specific strategies. We believe that smartphones drive retention, higher data usage and higher Average Revenue Per User ("ARPU"), and TMN is leveraging partnerships and key suppliers to provide customers with a broad range of smartphones, including branded models designed according to Portuguese consumer preferences. TMN is also leveraging its internal skills, including the well-known Sapo brand, to develop apps that can generate new revenue streams while enhancing the value of mobile data. In addition, TMN remains focused on designing new tariff plans, like the "e", an innovative prepaid plan, and the "Unlimited" postpaid plan, which are simple, customizable and aimed at catalyzing the upselling of Internet services and seeking to lock in high value customers, shifting way from pricing competition.

  •
  Enterprise services: increase penetration of IT/IS services, namely, cloud outsourcing and BPO.  Through investments in infrastructure and telecom-IT convergence, we intend to develop and market advanced integrated solutions for the corporate and SME markets aimed at increasing our penetration of IT/IS and BPO services in Portugal. In order to achieve this, we have developed and implemented a three-tiered approach to our enterprise services: (1) "Residential+" customers, with an offering based on the convergence of voice and broadband services, (2) "Connected+" customers, served mainly with multi-employee connectivity services, including mobility solutions for traveling employees, and simple software solutions and (3) "Integrated+" customers, served with a full range of telecommunications and technological services, such as unified communications, outsourcing of ICT services, application integration, machine-to-machine and specific IT/IS solutions, BPO and IT consultancy. We will also seek to leverage our new data center in Covilhã, Portugal to develop differentiated cloud computing services for companies in close cooperation with our leading industry partners.

  •
  Reinforce leadership in the market sectors in which we operate.  Through the launch of our Meo Pay-TV service in 2008, we were able to turn our residential business around. To continue the path toward innovation and reinforce our leadership in the market sectors in which we operate, we recently launched a quadruple-play service, M4O. This service leverages our skills in satisfying consumers' increasing need for seamless communication and data services across multiple devices and locations. M4O provides customers with simplicity, convenience and economy, allowing customers to integrate all telecommunications services under a single invoice, along with a single customer support and single touch-point network.

  International Operations

  •
  Maximize the strategic value of our international assets and reinforce our focus on Brazil and sub-Saharan Africa.  The Brazilian market remains a key priority as a driver of growth. Africa will continue to be a source of growth as well, where we seek to reinforce partnerships and explore value-creating investment opportunities.

  •
  Brazil: focus on data growth and convergence of services.  In Brazil, through our investment in and partnership with Oi, we will focus our efforts on leveraging our experience in developing innovative and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, Pay-TV and triple-play services to further improve Oi's operational and financial performance, considering Oi's strong presence in the Brazilian market and its potential for future growth.

  •
  Africa and Asia: pursue consolidation of practices among our investments and consider opportunistic M&A transactions.  We continue to focus on improving the efficiency of our international operations through sharing best practices among all our subsidiaries and through increased proximity with our international operations to enable us better to follow up on key developments in each region.

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

  Focus on Innovation and Execution

  •
  Innovation: structured approach and partnerships.  With the goal of anticipating future consumer and technological trends, innovation has been a primary focus of our investments and projects in recent years, enhancing our ability to anticipate solutions to evolving consumer needs. We pursue a structured approach to promote a culture of innovation across the whole company with the aim of establishing a balanced portfolio of projects. We regularly review allocation of capital, human resources and a cooperative sharing of ideas with the organization across three time horizons and risk levels: (1) incremental innovation (ordinary course of business, low-risk and short-term optimizations), (2) planned innovation (business development, medium-term and medium-risk developments) and (3) exploratory innovation (structural projects, which are long-term and high-risk by nature). To develop a successful go-to-market strategy and reduce investment risk, we work with a broad network of partners, both in Portugal and abroad.

  •
  Execution: next generation networks.  We seek to act at the forefront of fiber rollout in Portugal and in Europe, having already covered 1.6 million homes with FTTH, totaling 890 thousand kilometers of fiber, 46% of the population and approximately 74% of GDP, making Portugal one of the most penetrated countries in Europe (an initiative that was recognized by the FTTH Council Europe with the innovation award for "Deployment and Operation of FTTH Networks"). We aim to leverage our FTTH investment not only to provide advanced and high-speed data and video services to our corporate and residential customers but also to cover TMN's base stations with fiber to allow higher download and upload speeds for TMN's data customers (92% of TMN sites are already connected with fiber and 100% of 4G LTE sites with IP/Ethernet technology) and to enable Long Term Evolution ("LTE") services. We launched LTE services in March 2012 with a network covering 20% of population in Portugal. We increased LTE coverage to 80% of the population by April 2012 and to 90% of the population by the end of 2012. In addition, we operate the most comprehensive Wi-Fi network in Portugal, which has recently been extended to 200,000 hot spots, enabling automatic traffic offload from mobile to fixed networks, enhancing customer mobility through seamless subscriber authentication and handover between hot spots. We have developed an integrated all-IP fixed and mobile network, supporting better service levels and advanced traffic management (and opportunities for optimization of capacity investments), allowing more availability and flexibility and increasing cost efficiency.

  •
  Integrated customer-centric organization:  We abandoned a company structure organized around fixed and mobile platforms in favor of a structure centered on customer needs, implementing a new organization around five customer categories: Residential, Personal, SMEs/SoHos, Corporate and Wholesale. By eliminating several decision processes and layers, the reorganization process has focused on achieving a leaner company with greater operational efficiency.

  •
  Excel in customer service.  We are currently implementing an extensive transformation program to ensure an integrated view of customer touch points, which was underpinned by a common IT platform. We now have convergent stores, a unique self-care portal that allows customers to manage all their services through one log-in, and a 360° view of our customers with the new CRM system. Field forces and call centers have an integrated management, and their processes have been reviewed for leaner operations. A multi-year transformation program on IT is also being implemented to enable business transformation and to increase efficiency.

Corporate Structure

        The diagram below presents our different businesses as of the date of filing of this annual report.

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

(4)
Includes our investment in Contax, our investments in global telecommunications operators in the Cape Verde, São Tomé and Principe, mobile operators in Namibia and Angola, and other investments.

        For additional information on our significant subsidiaries, see Exhibit 8.1, which is incorporated herein by reference.

Recent Developments

Sale of Minority Stake in CTM, Macau

        In January 2013, we announced that we had entered into a definitive agreement to sell our 28% equity stake in Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM") to Citic Telecom International Holdings Limited ("CITIC Telecom"). Under this agreement, we expect to receive total proceeds of US$411.6 million, subject to adjustments, on a cash-free and debt-free basis and a normal level of working capital. The transaction has been approved by our Board of Directors and is conditioned upon the satisfaction of certain conditions, including the successful completion of the transfer to CITIC Telecom of an equity stake representing 51% of the share capital of CTM held by Sable Holding Limited, a wholly owned subsidiary of Cable & Wireless Communications Plc, and the approval of both transactions by the Government of Macau and by the relevant governmental and regulatory authorities in the People's Republic of China.

Judgment by the European Commission

        In January 2013, the European Commission announced a decision finding that we and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union ("TFEU") with reference to our July 28, 2010 agreement with Telefónica concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo, which the European Commission found to be a non-compete commitment with impact on the Iberian market. In accordance with this decision, we were fined an amount of €12.29 million, which we believe is unjustified. On April 9, 2013, we brought an action for annulment before the Court of Justice of the European Union and will continue to vigorously defend the matter. Accordingly, we have not recorded any provision in this matter. The European Commission's decision concluded an investigation, begun in January 2011, in which the European Commission analyzed the relationship between both companies since 1996.

        This investigation is described in greater detail in "Item 8—Financial Information—Legal Proceedings."

S&P Rating

        On February 11, 2013, S&P announced its review of our credit rating, downgrading our long-term rating from BB+ to BB, with negative outlook, and maintaining our short-term rating at B.

Contax Corporate Reorganization

        On April 2, 2013, CTX's shareholders, including Portugal Telecom, received a premium in shares of 25% of common shares held by them, and Contax absorbed CTX's total indebtedness as part of a corporate reorganization in connection with Contax's migration to Level 2 Corporate Governance of the São Paulo Stock Exchange (BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros) ("BM&FBOVESPA"). Level 2 is a listing segment of BM&FBOVESPA for the trading of shares issued by companies that voluntarily adopt specified corporate governance practices and commit to additional information disclosure beyond the levels required by Brazilian law. As a result of Contax's corporate reorganization, we increased our economic interest in Contax to 21.1%.

Recent Oi Financing Transactions and Assignment of Rights to Use Communications Towers

        In 2013, the Oi Group has entered into the financing transactions described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments—Recent Financings by Oi." In addition, in April 2013, the Oi Group entered into agreements to assign the right to use approximately 4,000 fixed line communications towers that form part of its infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. The completion of these assignment agreements is subject to certain conditions precedent. Upon the completion of these assignments, the Oi Group will receive proceeds of approximately R$1.09 billion. The Oi Group also entered into an arrangement with the assignees that will become effective upon completion of the assignment agreements.

Issuance of Eurobond

        On April 30, 2013, we announced that we had successfully completed the issuance of a €1.0 billion Eurobond with a maturity of seven years through our wholly owned subsidiary PT International Finance B.V. at an interest rate of 4.625% per annum. The transaction was undertaken to enhance our financial flexibility by extending debt maturities.

Our Businesses

Portuguese Operations

        We report our Portuguese operations as an operating segment, and break down the revenues reported in that segment by customer category as follows:

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

  •
  Enterprise services, including Corporate and SME/SoHo services, which provide our corporate and medium and small business customers with data and business solutions, as well as IT/IS and business process outsourcing (BPO) services, previously reported under the wireline and mobile segments:

  •
  Corporate services, which targets large companies and provides data, Internet, video and voice communications, services, fixed-mobile convergence solutions and selected information technology services, network managing and outsourcing; and

  •
  SME/SoHo services, which targets (1) small and medium enterprises ("SMEs"), providing vertical data and business solutions that are similar to our corporate services and (2) small office/home office ("SoHo") customers and provides cost-effective data and business solutions for those working in small businesses or at home.

  •
  Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

        The following table sets forth the operating revenues of each of our major customer categories with our Telecommunications in Portugal segment for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(EUR Millions)
Residential services	647.0	682.3	711.7
Personal services	865.0	768.4	688.1
Enterprise services	1,079.6	982.1	896.0
Wholesale, other and eliminations	532.8	459.2	404.7

Total consolidated operating revenues	3,124.5	2,892.0	2,700.5

        For information about the effects of seasonality on our business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

        The following table sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated for our Portuguese telecommunications segment:

	As of December 31,
	2010	2011	2012
Fixed retail accesses (thousands):
PSTN/ISDN(1)	2,695	2,648	2,604
Broadband customers	1,001	1,105	1,225
Pay-TV customers	830	1,042	1,223

Total fixed retail accesses	4,527	4,795	5,052

Mobile customers (thousands):
Postpaid	2,291	2,378	2,469
Prepaid	5,129	5,066	5,129

Total mobile customers	7,419	7,444	7,598

Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(51)	(48)	(43)
Broadband customers	139	104	119
Pay-TV customers	249	212	181

Total fixed retail accesses	337	268	257

Mobile customers:
Postpaid	56	87	91
Prepaid	111	(63)	63

Total mobile customers	167	24	154

Other data:
Data as percentage of mobile service revenues	24.6	27.7	32.6

(1)
The public switched telephone network ("PSTN") is the traditional telephone system that runs through copper lines. The integrated digital services network ("ISDN") is the digital telecommunications network that allows simultaneous voice and data transmission over an access line.

Residential Customers

        Our residential customer category provides fixed line telephone and broadband services, Pay-TV services (IPTV over ADSL and fiber and DTH satellite TV) services and Internet access services to residential customers. The table below sets forth the total number of retail lines (or accesses), net additions and other information as of the dates indicated.

	As of December 31,
	2010	2011	2012
Fixed retail accesses (thousands):
PSTN/ISDN	1,673	1,674	1,692
Broadband customers	809	911	1,015
Pay-TV customers	775	972	1,135

Total fixed retail accesses	3,257	3,557	3,841

Net additions (thousands):
PSTN/ISDN	11	1	18
Broadband customers	130	102	104
Pay-TV customers	235	198	162

Total net additions	376	300	284

Other data:
Unique customers	1,862	1,881	1,881
Retail RGU per PSTN/ISDN line	1.95	2.12	2.27
ARPU (EUR)	29.2	30.8	31.6
Retail traffic (millions of minutes)	2,850	2,848	2,935
Non-voice revenues as percentage of revenues	51.3	58.5	63.4

        In 2012, residential retail accesses or retail revenue generating units ("RGUs") increased 8.0% compared to 2011, reaching 3,841 thousand, with Pay-TV and broadband accesses already accounting for 56.0% of total residential retail accesses as of December 31, 2012. Retail net additions reached 284 thousand, primarily as a result of growth of our Meo Pay-TV service, which accounted for 162 thousand net additions, bringing the total Pay-TV residential customers to 1,135 thousand, an increase of 16.7% from 2011. The fixed residential broadband customer base grew 11.4% from the previous year to 1,015 thousand customers with 104 thousand net additions due to continued growth in triple-play customers. Pay-TV and fixed broadband customers grew in spite of the backdrop of a difficult economic environment and the already high penetration of Pay-TV. Residential fixed voice customers (PSTN/ISDN lines) accounted for 18 thousand net additions, growing 1.1% to 1,692 thousand customers since 2011, also reflecting the positive impact of the triple-play offers, which have supported the reversal of the operational trends in the wireline business notwithstanding aggressive commercial offers by the main competitor.

        As a result of these factors, residential ARPU increased 2.8% to €31.6 in 2012 from 2011, notwithstanding economic conditions in Portugal, which led to some pressure on those services more exposed to the economic environment, such as premium and thematic channels, video-on-demand and other value-added services. Operating revenues in the residential customer category increased by 4.3% in 2012 to €712 million. Primarily as a result of our Meo triple-play service, the weight of non-voice services to residential customers was 63.4% in 2012 (a 4.9 percentage point increase compared to 2011), and the weight of flat revenues was 87.2% (a 2.1 percentage point increase compared to 2011).

  Pay-TV Services

        Our television strategy is based on a multiplatform concept that aims to provide similar content and user experiences across television, PCs and mobile phones. Launched in 2008, Meo is our TV brand across the various platforms, namely at home (through IPTV and satellite), through mobile telephones (through Meo Go! Mobile) or through personal computers (through Meo Go!). Meo provides access to a comprehensive content offering, with more than 160 TV channels and thousands of video-on-demand titles. We offer tiered packages of channels, as well as on-demand availability that can be subscribed for directly through the TV set in real time. Meo also provides access to advanced features, such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD-compliant, using MPEG4. We were the first operator in Portugal to introduce HDTV and have the most extensive video-on-demand offer in the market. Meo currently has 1,223 thousand customers and a 39.2% market share, according to ANACOM.

        In January 2013, we announced the launch of a "quadruple-play" offer of converged fixed-mobile services by Meo, which includes TV, internet, fixed telephone and mobile telephone services under the brand M4O. We designed this product after careful study of recent trends in the Portuguese market, which revealed rising consumer preference for quadruple-play services all reflected on the same invoice, a desire to include the entire family in a single plan, and the importance of high-quality connectivity to the Internet. M4O offers 85 TV channels, 100 Mbps broadband speed, unlimited calls and two to four mobile SIM cards, including free of charge calls and text messages to all wireline and wireless networks, using our 3G and 4G/LTE networks.

        In 2012, Meo enhanced its programming by launching 19 new channels and several new interactive apps, including seven HD and three exclusive channels: (1) A Bola TV, produced in partnership with Jornal a Bola, a leading daily sports newspaper; (2) TVI Ficção, which is an entertainment channel produced by TVI, a leading Portuguese free-to-air channel, featuring local fiction from the well-established TVI production house and (3) the TVI Secret Story 3 interactive channel, which was the fourth most watched channel on Meo in the last quarter of 2012 and received 16.6 million app visits. All these channels are available on several screens—not only the basic TV package but also PCs, smartphones and tablets through the Meo GO! service. Meo continues to innovate and, in the first quarter of 2013, added a new exclusive channel, Correio da Manhã TV, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal, Correio da Manhã. Meo's content offering also includes thousands of video-on-demand titles and is enriched with interactivity based on anchor programs (e.g., Idols, Secret Story, Biggest Loser).

        Meo also offers advanced interactive applications accessed through the remote control and covering multiple categories, such as (1) News, including a personalized newscast app, developed in partnership with RTP, the state-owned free-to-air channel, and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines, (2) Sports, including a soccer app, a surf app and specific sports channel applications, such as the BenficaTV app and the SportTV app, (3) Music, including MusicBox, a multiscreen music streaming service, Meo Radios, a radio streaming app, and Meo Karaoke, an application that offers Meo customers the ability to subscribe and sing from a wide catalog of local and international hits, (4) Kids, including a comprehensive children's portal where kids can access channels, video-on-demand content, music clips, karaoke, games and tailored educational content, (5) Convenience, including apps for weather, traffic and pharmacies and (6) Personal content, including an online photo storage app. In 2012, Meo launched eight new apps of this type, including Sapo Voucher, the first interactive TV app allowing financial transactions and interactions with TV advertisements.

        In 2012, we kept a focus on developing applications which enable a complete interactive user experience, whether through special content apps (e.g., MEO Local, Oscars 2012, Toca a Mexer, Morangos com Açucar and Ídolos) or through the development of interactive features for regular programming. Advances in interactive advertising allow viewers to access additional information directly from commercials as they were watching them (e.g., Continente, Warner and the Nokia Lumia 800 from TMN). In addition, we launched the country's first interactive news channel, called SIC Notícias Interactivo, in partnership with Impresa, a large media group in Portugal that owns several print publications, the SIC free-to-air channel and several SIC Pay-TV channels.

        Meo continued to innovate in 2012, launching Meo Kanal, an application that allows customers to produce, edit and share multimedia user-generated content on television with other Meo customers. The contents can be accessed through the Meo remote control. Meo Kanal allows customers to create free private areas, requiring an access PIN that is shared only among family members, friends or any other desired group, or free public areas, accessible to the whole Meo community. Meo Kanal finally brings the social network experience to TV. Meo also launched the Meo Get Meo application that leverages its customer base to recruit new customers. In January 2013, Meo launched Gravações Automáticas, an automatic recording feature that allows customers to record programs and access those recordings up to seven days after the programs were broadcast.

        We also developed new and innovative interactive solutions, such as MEO Energy, a service for monitoring home energy consumption, which includes tariff recommendations based on one's actual consumption profile and suggestions on how to lower a consumer's energy bill.

  Fixed Line Services

        We had approximately 3,841 thousand fixed retail accesses in service as of December 31, 2012, excluding external supplementary lines, direct extensions and active multiple numbers. Within retail accesses, we report:

  •
  traffic-generating lines held by subscribing customers;

  •
  carrier pre-selection lines, which are lines of competitors for which those customers have elected to use our services;

  •
  fixed broadband retail lines; and

  •
  Internet protocol television ("IPTV"), FTTH and DTH customers using our Meo Pay-TV services.

        We cover 1.6 million homes in Portugal with our FTTH network. Our network, which is developed in urban areas, is a strategic investment to improve our competitiveness among residential customers, where we can offer distinctive Pay-TV and bundled offers.

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

        We are required to provide carrier selection to our customers for all kinds of traffic. See "—Regulation—Portugal—Areas of Recent Regulation and Updates—Number Portability and Carrier Selection." Carrier selection has been an additional factor that has contributed to the reduction in traffic on our network.

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

  Suppliers

        For our fixed line network and Pay-TV services in 2012, we obtained telephones and equipment for our voice, broadband and Pay-TV services from several suppliers, including Novabase, Alcatel-Lucent and Motorola, and we obtain television content, including premium channels, from several national and international suppliers.

Personal Customers

        We provide telecommunications and mobile data services for a variety of personal devices, including traditional cell phones, smartphones, tablets and laptops through our mobile business. We conduct our mobile business in Portugal through our wholly owned subsidiary TMN. TMN is the leading provider of mobile voice, data and Internet services in Portugal in terms of the number of active mobile cards connected to its network, as well as by revenues and margins, based on information from the other operators' releases.

        The following table sets forth the total number of mobile customers, net additions and other information as of the dates indicated.

	As of December 31,
	2010	2011	2012
Mobile customers (thousands):
Postpaid	1,021	1,064	1,093
Prepaid	4,942	4,868	4,931

Total mobile customers	5,963	5,932	6,024

Mobile broadband customers (included in total)	893	942	947
Net additions (thousands):
Postpaid	62	42	30
Prepaid	96	(73)	62

Total mobile customers	157	(31)	92

Mobile broadband customers (included in total)	127	49	5
Other data:
MOU(1) (minutes)	84	89	93
ARPU (Euro)	11.0	9.7	8.7
Customer	9.6	8.7	8.0
Interconnection	1.4	1.0	0.7
SARC(2) (Euro)	29.0	27.8	27.9
Data as percentage of service revenues	29.1	30.9	33.2

(1)
Minutes of Usage ("MOU") is monthly average of outgoing traffic in minutes per average number of users in the period.

(2)
Subscriber Acquisition and Retention Cost ("SARC") equals (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

        In 2012, total mobile customers, including voice and broadband customers, increased 1.5% compared to 2011. In 2012, total mobile customers registered 92 thousand net additions due to TMN's performance in the prepaid market, with 62 thousand net additions in 2012, and the postpaid market, with 30 thousand net additions in 2012. This increase was a result of (1) the strong performance of our "e nunca mais acaba" tariff plans, (2) the new positioning of our "Moche" tariff plans and (3) the commercial success of our "Unlimited" tariff plans. Flat-fee tariff plans represented 22.9% of total mobile customers in 2012, an increase of 2.9% from 2011.

        In 2012, customer revenues in the personal market decreased 9.1% to €561 million from 2011. Monthly recharges decreased 5.8% in 2012 and remained volatile throughout the year. Additionally, aggressive pricing measures both in voice and wireless broadband continued to place pressure on retail tariffs and customer ARPUs. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of the high popularity of fixed broadband, price competition and migration to lower tariff plans, notwithstanding the growth of TMN's mobile internet offering, internetnotelemóvel, due to increased penetration of smartphones. Interconnection revenues decreased 29.3% to €48 million, contributing to a total service revenues decline of 11.1% in 2012. Mobile termination rates decreased in 2012, from €3.50 in the beginning of 2012 to €1.27 as of December 31, 2012. In 2012, ARPUs in the personal market decreased 10.8% to €8.65 and customer ARPUs decreased 8.8% to €7.97, as compared to 2011. Non-voice revenues in service revenues increased to 33.2% in 2012, reflecting the solid performance of internetnotelemóvel.

  Mobile Network

        We provide mobile telephone services using the GSM, UMTS and LTE technologies. Within our GSM offering, we provide services in the 900 MHz and 1800 MHz band spectrums. GSM and UMTS are European and worldwide standards using digital technology.

        In March 2012, ANACOM formally allocated to TMN rights to the following spectrum for 15 years following a multiband auction for the provision of electronic communications services based on LTE (Long Term Evolution) technology:

  •
  2 × 10 MHz in the 800 MHz band for a final price of €90.0 million;

  •
  2 × 14 MHz in the 1800 MHz band for a final price of €11.0 million; and

  •
  2 × 20 MHz in the 2.6 GHz band for a final price of €12.0 million.

        These rights are reflected in a license that unifies the previous GSM and UMTS licenses issued by ANACOM. The license imposes certain requirements on TMN, including the following:

  •
  Mobile network obligations for 800 MHz: TMN must enter into agreements with Mobile Virtual Network Operators and national roaming agreements with operators with rights of use on frequencies greater than 1 GHz.

  •
  Coverage obligations for 800 MHz: For each lot of 2 × 5 MHz in the 800 MHz band, TMN must cover a maximum of 80 municipal areas out of 480 municipal areas without adequate broadband coverage.

        A summary of the material provisions of the license is filed as Exhibit 4.19 to this annual report. For more information about our licenses, see "—Regulation—Portugal—Our Concession and Existing Licenses and Authorizations—TMN's Mobile Service License."

        We paid spectrum fees in 2012, 2011 and 2010 of €15 million, €17 million and €21 million, respectively, for the use of our 900 MHz and 1800 MHz GSM network and our UMTS network. These spectrum fees are recorded as an operating expense in our financial statements.

45

        In addition, through roaming agreements, our subscribers can make and receive mobile calls throughout Europe and in many other countries around the world. Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using a visited network. As of the end of 2012, we had entered into GSM roaming agreements with a total of 618 operators (in 229 countries) and 299 UMTS roaming agreements (in 131 countries).

  Personal Services

        Our products and services include:

  •
  a variety of voice and data tariff plans, both prepaid and postpaid, designed to integrate unlimited voice and data plans targeted at high-value postpaid customers and, in the prepaid market, to discourage migration to low-value tariff plans by offering additional voice and data services;

  •
  a portfolio of approximately 30 smartphones, including exclusive handsets, with the capability to use an array of value-added and convergent services (mobile TV, music on demand, navigation app, social network aggregator, cloud storage, etc.); and

  •
  mobile broadband offers of up to 150Mbps speed, using 4G-LTE technology and offering free access to our national Wi-Fi network.

        We were the first operator in the world to offer prepaid services, and our prepaid and discount products remain popular. As of December 31, 2012, approximately 81.9% of our subscribers were using prepaid products.

        We continuously invest in new services, and the services we have launched in recent years include (1) Music Box, an integrated service for mobile phones, PCs and television that provides access to a catalog of millions of music tracks, (2) our application store, offering sports, news, entertainment, games, books and utility applications, which builds upon the presence of our online portal Sapo and partnerships with third parties, (3) Meo Mobile, which makes available 50 TV channels, in areas such as information, sports, entertainment, children and other, on the mobile phone, (4) Pond, an aggregation service that enables access to multiple personal accounts and aggregation of social network accounts and (5) our internetnotelemóvel service, which offers internet access on smartphones and access to our mobile portal.

        In March 2012, we unveiled our 4G-LTE strategy by launching a mobile broadband offering. Currently, our 4G-LTE offering allows (1) speeds of up to 150Mbps, (2) access to live TV channels through Meo Go, and to a music streaming service, through Music Box and (3) Multi-SIM, to share traffic among various devices, including PCs, through wireless dongles, tablets and smartphones. At launch, our 4G-LTE service was available to 20% of the Portuguese population and was expanded to 90% of the population by the end of 2012. We market our 4G-LTE mobile broadband services through TMN's 4G and Meo 4G brands. These offerings range in speed from 50Mbps to 150Mbps, with monthly retail prices starting €34.99 (with discounts for early subscribers under a month loyalty program) and include Music Box for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo Go service.

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

        In January 2013, following the launch of the M4O quadruple-play offering, TMN repositioned its voice and data tariff plans. In the postpaid category, unlimited plans now have four different price points, or sizes: (1) the unlimited S, for €15.9 per month, offers 600 MB of mobile internet (internetnotelemóvel), unlimited Wi-Fi access plus 100 minutes or SMS on all other networks; (2) the unlimited M, for €29.90 per month, offers 1GB of mobile internet, unlimited Wi-Fi access plus unlimited voice and SMS, and 120 minutes or SMS on all other networks; (3) the unlimited L, for €39.90 per month, offers 1GB of mobile internet and unlimited Wi-Fi plus unlimited voice and SMS on all other networks; and (4) the unlimited XL, for €69.90 per month, offers 5GB of mobile internet and unlimited Wi-Fi access plus all net unlimited voice and SMS. All of these plans include the Music Box, which is otherwise priced at €4.99 or €6.99 per month, depending on whether it is an existing TMN customer.

        In the prepaid market, TMN extended the all-day version of the "e nunca mais acaba" tariff plan to include unlimited all-day voice and SMS for TMN and fixed networks, while being able to apply, monthly, the equivalent of €20.00 toward voice minutes and SMS on other mobile networks. This tariff plan also includes unlimited in-network video calls and can be configured with a 500 MB mobile internet option for €25.00 per month. TMN also extended the Moche offering, for customers younger than 25 years of age, to include 1GB of mobile internet in the case of the monthly fee, and if the customer recharges the card with at least €11.00. The Moche tariff plans also include SMS options with respect to other networks. These changes in TMN's tariff structure were in response to price movements in the market and were aimed at ensuring that TMN maintains a competitive edge in the market.

  Components of Revenue

        Our revenues from personal services are derived from the following components:

  •
  Service revenues, which are the revenues we generate from providing mobile voice telecommunications services, mobile broadband access and other mobile services. These service revenues can be further broken down into:

  •
  Customer revenues, which are revenues we receive directly from our customers and consist primarily of traffic charges, subscription and usage charges; and

  •
  Interconnection revenues, which are the revenues we receive from other telecommunications providers when their customers make calls or otherwise connect to our network from fixed lines or mobile devices.

  •
  Sales and other revenues, which are revenues from the sale of mobile phones and related equipment.

        We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on our business. Since 2005, when ANACOM declared all mobile operators to have significant market power in call termination in mobile networks market, ANACOM has accordingly imposed price controls on interconnection rates for the termination of calls on mobile networks. Interconnection rates have been reduced steadily since then. ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 2012. These reductions have had, and are expected to continue to have, a significant impact on our interconnection revenues and consequently our cash flows and earnings.

  Suppliers

        We do not manufacture handsets, but we have agreements with a number of manufacturers to sell handsets in Portugal, including Nokia, Samsung, ZTE, Huawei, Apple, Sony Ericsson, LG and RIM.

  Marketing

        In 2012 we divided the marketing strategy for our personal segment into two key brands. We expect to use TMN, the primary and pre-existing brand, a leader in mobile telecommunications in Portugal, to serve the broader market and focuses on the growth of our postpaid base through dedicated tariff plans and attractive pricing policies in smartphones. We developed Moche, our new youth brand, to encourage a broad-based use of mobile internet. Moche employs a different business model and is supported by a new brand positioning and values and is tailored to the target youth demographic. We market personal services through more than 3,179 points of sale, including our sales force, retail shops, supermarket chains and independent dealers.

        We also have a low-cost brand, Uzo, that targets low-cost subscribers and uses our GSM network. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo's products and services are offered through the Internet, Uzo's call centers (which are separate from TMN's call centers) and independent news stands and shops located throughout Portugal.

Enterprise Customers

        We provide enterprise services to corporate, SMEs and small office/home office ("SoHo") customers that need diversified telecommunications solutions and integration with IT services. We have developed a full range of telecommunications services for businesses, and we integrate these services to provide our customers with service packages. By combining our communications capabilities with our software-based integrated systems and applications, we offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. We believe we are the primary service provider in Portugal capable of offering customers a full range of integrated and customized services.

        The table below sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated.

	As of December 31,
	2010	2011	2012
Fixed retail accesses (thousands):
PSTN/ISDN	873	826	725
Broadband customers	190	193	207
Pay-TV customers	54	68	86

Total fixed retail accesses	1,117	1,087	1,019

Mobile customers (thousands)	1,390	1,445	1,514
Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(45)	(46)	(101)
Broadband customers	8	2	15
Pay-TV customers	14	14	18

Total fixed retail accesses	(23)	(30)	(68)

Mobile customers	16	56	69
Other data:
Retail RGU per access	1.28	1.32	1.41
ARPU (EUR)	28.7	25.8	23.8
Non-voice revenues as percentage of revenues	43.5	46.4	50.3

        In 2012, operating revenues in the enterprise category decreased by 8.8% to €896 million compared to 2011. The revenue performance in the enterprise category has continued to be affected by current economic conditions, including (1) the government agencies' strong cost-cutting initiatives and significant reductions in investments in new projects, (2) large corporate cost-reduction initiatives and (3) the particular circumstances of SMEs, which were more greatly affected by economic conditions in 2012 than in 2011. Notwithstanding this economic backdrop, we maintained leadership among both large corporations and SMEs, anchored by our distinctive products and services in both markets. In addition, in 2012, we won significant projects and customers, which should translate into positive revenue performance in 2013. In 2012, non-voice services represented 50.3% of enterprise retail revenues, which increased by 3.8 percentage points as compared to 2011.

        In 2012, we continued to transform our business by providing new services and expanding our markets, a trend that is observable in our 2012 results: (1) in the SME market, the weight of non-voice services in revenues increased from 32% in 2011 to 35% in 2012 (41% to 49% for large corporations) and the revenues derived from convergent customers increased 57% as compared to 2011 (77% for enterprises in the Connected+ category explained below), and (2) for large corporations, the weight of non-voice services was broadly stable at 67%, and revenues from value-added services, including outsourcing, managed services, IT/IS, BPO and cloud, increased 5 percentage points as compared to 2011.

        In 2012, fixed retail customers of the enterprise category declined to 1,019 thousand, representing a decline of 68 thousand as compared to 2011. This performance reflected 101 thousand net fixed line disconnections, which resulted from (1) the migration of large corporations from classic PSTN/ISDN services to VoIP services, which require less lines per customer, (2) the level of insolvencies in the SME market and (3) fixed-to-mobile migration. Broadband and Pay-TV net additions increased slightly as a result of upselling additional services to SMEs.

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

        The provision of services to our corporate customers is guided by the following strategic objectives: (1) maximize value from traditional telecommunications services by upselling additional services, including fixed- mobile convergence on FTTH, VPN, LAN management and video services, (2) IT transformation accelerated by cloud computing, where we aim to build upon partnerships with key suppliers to enable business process transformation and cost reductions to our corporate customers, with a special focus on "system on a chip," or "SOC," based security solutions, (3) capture mobile data growth through LTE-based solutions and new machine-to-machine projects, (4) use specialization to achieve gains from scale, including by focusing on outsourcing and BPO to improve productivity and (5) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and other convergent services.

        In 2012, we developed and implemented a three-tiered approach to the enterprise market focused on value added services: (1) "Residential+," which makes fixed and mobile voice and fixed and mobile broadband available to SoHos, (2) "Connected+," which provides simple software solutions and multi-employee connectivity to SMEs, including mobility solutions for traveling employees and (3) "Integrated+," which provides unified communications, outsourcing of ICT services, application integration, machine-to-machine and specific IT/IS solutions, business process outsourcing and IT consultancy services to large corporations, including an end-to-end approach to customers by supporting their IT transformation through business consulting to extend the services provided to corporations to video, multiscreen and convergent services. Cloud services, including IaaS, SaaS, and PaaS, are available to all tiers by leveraging strategic partnerships to accelerate access to leading-edge technologies and are hosted in our data center in Covilhã described below.

        As part of our enterprise services, we provide a broad offer of integrated and vertical solutions. We continue to market our Office-box product for SMEs, which allows integrated solutions with one bill and on a pay-per-employee basis bundling voice and data communication needs: (1) connectivity: mobile and fixed voice and broadband, (2) devices: PCs, phones and mobile phones, routers and switches and (3) mobility: cloud solutions including customized domains, e-mail accounts, hosting sites and optional software. Vertical solutions inside Office-box include: clinics, providing access to the Alert software; restaurants, which offer access to the WinRest software and to Meo; hotels, including access to the Guestcentric online marketing and booking system; and Newhotel, a full hotel-management suite. For large corporations, we provide: (1) integrated solutions, bundling customized connectivity and IT needs coupled with dedicated account managers, and (2) a unified communications integrated offering without requiring capital expenditures on a pay-per-employee basis, including voice flat rate, customer equipment and a full set of collaboration functionalities. Our secure and innovative cloud offering provides a broad portfolio of services, including (1) web services, such as webhosting, instant website, database hosting and e-mail relay, (2) security services, comprising e-mail security, remote backup, video surveillance and clean pipes, (3) IT resources, including remote desktop, public and private servers, SAP HANA and virtual drives and (4) applications like the Microsoft Office 365 Pack, the Invoice Xpress, PHC Business FX and easy report. We have developed this end-to-end offering with strategic partnerships that enable us to leverage our technological skills and integration capacity in key markets in Portugal, Brazil and Africa.

        The IT and business process outsourcing for corporate customers leverages our PT-SI subsidiary, which provides an integrated ICT service and IT/IS outsourcing capabilities, and our PT PRO subsidiary, which allows the provision of BPO and shared services. See "—Shared Services Companies."

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

        We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom and Orange. We use systems and networks in partnership with Siemens, Alcatel-Lucent, Cisco Systems, Nortel Networks, Critical Software, Microsoft and SAP, among others.

        In 2012, we pursued partnerships with Microsoft and SAP towards developing, implementing and continuously launching new services in our cloud computing offer, SmartCloudPT, which is intended to help companies adopt more efficient business models by reducing costs related to information technology.

        In December 2010, we signed a collaboration agreement with SingTel, the Singapore telecommunications company. This agreement provides for: (1) sharing best practices and benchmarks in operational and commercial areas related to fiber and IPTV, (2) cooperation in research and development, including the joint creation of multiplatform applications and solutions, (3) development of innovative applications for fixed and mobile high speed networks, (4) leveraging economies of scale through joint procurement and (5) promotion of internship programs allowing the employees of both companies to share best practices and experiences. During 2011 and 2012, we continued to collaborate with SingTel on several joint initiatives for the sharing of knowledge, benchmarks and operational and commercial best practices.

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

        In February 2011, we announced the construction of a new Data Center in Covilhã, Portugal, which will be a 75,500-square meter facility with installation capacity for over 50,000 servers. The Data Center has been designed to be a world reference in energy efficiency with a projected annual average power usage effectiveness ("PUE") below 1.25. The Data Center will be supported by a redundant fiber network to connect it to major global communications networks and is expected to focus on providing large processing and data storage capacity to customers inside and outside Portugal based on cloud computing services under the brand SmartCloudPT. We expect that the Data Center will become operational in the first half of 2013.

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

  Wholesale Services

        Wholesale services provided €472.7 million, €466.5 million and €491.3 million to our wireline operating revenues in 2012, 2011 and 2010, respectively. Our wholesale services consist of:

  •
  domestic and international interconnection telephone services (including capacity-based domestic interconnection) that we provide to other telecommunications services providers in Portugal;

  •
  provision of carrier pre-selection and number portability;

  •
  leasing of domestic and international lines to other telecommunications services providers and Portuguese cable television operators;

  •
  provision of ADSL (including "naked" DSL) on a wholesale basis to other ISPs;

  •
  provision of unbundled access (including shared access) to metallic loops and sub-loops to provide broadband and voice services to other telecommunications operators in Portugal;

  •
  provision of wholesale line rental to other telecommunications services providers in Portugal;

  •
  provision of co-location services and access to ducts, poles and associated facilities to other telecommunications operators in Portugal;

  •
  transmission of television and radio signals for major broadcast television companies in Portugal;

  •
  narrowband Internet access origination services, which we provide to ISPs;

  •
  international carrier services (transport, transit and/or termination) for international switched traffic; and

  •
  other services provided to telecommunications services providers and operators, such as IP international connectivity.

        Interconnection Traffic.    Interconnection traffic comprised about 40% of our wholesale business in terms of revenues in 2012. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates namely for call termination, call origination, transits and international interconnection.

        Interconnection Prices.    Domestic interconnection revenue per minute for calls terminated on our network remained stable in nominal terms in 2012 compared to 2011 and declined by 8% in 2011 compared to 2010. International interconnection revenue per minute for wholesale operators' outgoing traffic decreased by 8% in nominal terms in 2012 compared to 2011 and by 20% in 2011 compared with 2010. In accordance with EU and Portuguese regulations, our national interconnection prices are cost-oriented (with costs audited by ANACOM) plus a margin.

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

  Telephone Directories

        We subcontract to Páginas Amarelas for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 78% of its gross revenues from the sale of advertising space. Our revenues from our directories business amounted to €34.7 million, €45.9 million and €66.2 million in 2012, 2011 and 2010, respectively. In 2012, we entered into an agreement to sell our 25% interest in Páginas Amarelas to a third party, under which we disposed of a 5% interest in this company during 2012, and we expect to dispose of the remaining interest up to the end of 2013.

  Digital Terrestrial Television Services

        In 2008, pursuant to the European Commission's proposal to cease analog transmissions in all member states by 2012, ANACOM launched a public tender to grant the rights of use of frequencies allocated to the transmission of digital terrestrial television ("DTT") signals. Following a public tender launched by ANACOM in 2008, our subsidiary PT Comunicações was granted the frequency usage rights for DTT associated with the transmission of the signal for free-to-air television programs (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." In 2009, the Portuguese media regulatory authority (Entidade Reguladora para a Comunicação Social, or "ERC") notified us of its final decision to grant us a license to act as a TV distribution operator.

        We launched DTT (using DVB-T, or terrestrial signals) in 2009, initially covering 29 municipalities and over 40% of the population. By the end of 2011 we achieved 100% coverage of the Portuguese population (approximately 90% using DVB-T and 10% using DVB-H (satellite)).

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

        Oi is one of the largest integrated telecommunications services providers in Brazil, based on information available from ANATEL regarding the total number of Oi's fixed lines in service and mobile subscribers as of December 31, 2012, and one of the principal telecommunications services providers offering "quadruple-play" services in Brazil. Oi offers a range of integrated telecommunications services that includes fixed line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services for residential customers, small, medium and large companies, and governmental agencies. Oi is the largest telecommunications provider in both Region I and Region II in Brazil, based on information available from ANATEL and other publicly available information regarding revenues and customers as of and for the year ended December 31, 2012. Oi has also been offering mobile telecommunications services in Region III since October 2008.

        Oi's concessions and authorizations from the Brazilian government allow it to provide:

  •
  fixed line telecommunications services in Region I and Region II;

  •
  long-distance telecommunications services throughout Brazil;

  •
  mobile telecommunications services in Region I, Region II and Region III;

  •
  data transmission services throughout Brazil; and

  •
  DTH satellite television services throughout Brazil.

        In addition, Oi has authorizations to provide fixed line local telecommunications services in Region III.

        Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country's total land area and accounted for 39.8% of Brazil's GDP in 2010. The population of Region I was 104.4 million as of 2010, which represented 54.7% of the total population of Brazil as of that date. In 2010, per capita income in Region I was approximately R$14,376, varying from R$6,883 in the State of Maranhão to R$25,461 in the State of Rio de Janeiro.

        Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country's total land area and accounted for approximately 27.1% of Brazil's GDP in 2010. The population of Region II was 45.1 million as of 2010, which represented 23.7% of the total population of Brazil as of that date. In 2010, per capita income in Region II was approximately R$22,651, varying from R$11,555 in the State of Acre to R$58,326 in the Federal District.

        Region III consists of the State of São Paulo. Region III covers an area of approximately 248,000 square kilometers, which represents approximately 2.9% of the country's total land area and accounted for approximately 33.1% of Brazil's GDP in 2010. The population of Region III was 41.3 million as of 2010, which represented 21.6% of the total population of Brazil as of that date. In 2010, per capita income in Region III was approximately R$30,236.

        Oi's services include:

  •
  Residential services, which include:

  •
  local fixed line services primarily in Region I and Region II, including installation, monthly subscription, metered services, collect calls and supplemental local services;

  •
  domestic and international long-distance services primarily from Region I and Region II, placed through fixed line and mobile telephones using Oi's long-distance carrier selection codes, which are represented by the numbers 31 and 14;

    •
    data transmission services, comprised of ADSL services and other data transmission services;

    •
    Pay-TV services, including cable and DTH satellite television services;

    •
    bundled services, which combine fixed line services, fixed line broadband services and mobile services; and

    •
    public telephone services.

  •
  Personal services, which include:

  •
  prepaid and postpaid mobile telecommunications services throughout Brazil (Region I, Region II and Region III) utilizing 2G and 3G technology, including voice and data transmission services;

  •
  value-added services which include voicemail, caller ID, directory assistance and other services; and

  •
  usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's mobile network (mobile interconnection services).

  •
  Enterprise services, which include:

  •
  fixed line telecommunications services, primarily in Region I and Region II of Brazil;

  •
  mobile telecommunications services throughout Brazil (Region I, Region II and Region III) utilizing 2G and 3G technology, including voice and data transmission services;

  •
  advanced voice services, such as 0800 (toll free) services;

  •
  information technology and infrastructure services to corporate customers, including cloud-based data storage services;

  •
  interconnection and traffic transportation services to other telecommunications providers; and

  •
  leasing dedicated digital and analog lines to other telecommunications services providers and ISPs,

    provided to corporate and small and medium enterprises.

        We use the term "Oi" to refer, collectively, to Telemar Participações S.A. ("TmarPart") and its subsidiary Oi S.A. (formerly known as Brasil Telecom S.A.), a Brazilian company whose shares are traded on BM&FBOVESPA and whose ADSs are listed on the New York Stock Exchange. Before the corporate reorganization of Oi described below, the Oi companies included TmarPart, its subsidiaries Tele Norte Leste Participações S.A. ("TNL"), which merged with and into Oi S.A as part of the corporate reorganization; Telemar Norte Leste S.A. ("Telemar"); Coari Participações S.A. ("Coari"), which merged with and into Oi S.A. as part of the corporate reorganization; and Oi S.A. Following the corporate reorganization of Oi, the term "Oi Group" refers to TmarPart, Oi S.A. and Telemar. We provide additional background on the structure of our investment in Oi below under "—Strategic Partnership with Oi."

        The following table sets forth the net operating revenues of the Oi Group for the years ended December 31, 2010, 2011 and 2012. For perods prior to the Corporate Reorganization of the Oi Group described below under "—Strategic Partnership with Oi—Reorganization of the Oi Group," the net operating revenues below correspond to the net operating revenues of TNL, which fully consolidated the net operating revenues of Brasil Telecom prior to the Corporate Reorganiation. In the Corporate Reorganization, TNL merged into Brasil Telecom, and Brasil Telecom was renamed Oi S.A. The net operating revenues in the table below reflect 100% of the consolidated net operating revenues of TNL or Oi S.A., as applicable, rather than the portion we proportionally consolidate into our results of operations.

	Year Ended December 31,
Oi Group (100%)	2010	2011	2012
	(Reais Millions)
Residential services	11,949	10,501	9,974
Personal services:
Service revenues:
Billing services (voice and data/value-added)	5,612	5,757	6,276
Network usage (interconnection)	2,305	2,398	2,337
Sales of handsets, SIM cards and other revenues	104	36	489

Total	8,021	8,190	9,102

Enterprise services	8,620	8,470	8,510
Other services	890	746	556

Total consolidated net operating revenues	29,479	27,907	28,142

        For information about the effects of seasonality on Oi's business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

        The following table sets forth information regarding the revenue generating units, ARPU and certain other information for Oi for the periods presented:

	2010	2011	2012
Residential services:
RGU (thousands)(1)	18,277	17,796	18,337
ARPU (R$ in three months ended December 31)	67.5	64.8	69.2
Personal services:
RGU (thousands):
Postpaid	5,153	5,285	6,472
Prepaid	32,605	37,978	39,832

Total	37,757	43,264	46,305

ARPU (R$ in three months ended December 31)	23.5	22.3	21.5
Enterprise services:
RGU (thousands)	7,094	7,848	8,971
Other data:
Public telephones (thousands)	827	771	727
Total RGU (thousands)	63,956	69,680	74,339

(1)
Revenue generating units ("RGUs") are individual subscribers of Oi's services.

(2)
The average revenue per user ("ARPU") is the monthly average service revenues per average number of users in the period.

Residential Services

        Oi's primary services to the residential market are fixed line voice services, data transmission services from fixed line devices, Pay-TV services. Oi offers these services on an à la carte basis and as bundles, including bundles with other services that include mobile voice services and mobile data communications services.

  Fixed Line Voice Services

        As of December 31, 2012, Oi had approximately 11.8 million local fixed line customers in Region I and approximately 6.7 million local fixed line customers in Region II. Local fixed line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

        Under Oi's concession agreements, it is required to offer two local fixed line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2012, 17.9% of Oi's fixed line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

        Calls within Brazil that are not classified as local calls are classified as domestic long-distance calls. Oi provides domestic long-distance services for calls originating from fixed line devices in Region I and Region II through its network facilities in São Paulo, Rio de Janeiro and Belo Horizonte and through interconnection agreements with other telecommunications providers, both fixed line and mobile, that permit it to interconnect directly with their networks. Oi provides international long-distance services originating from fixed line devices in Region I and Region II through agreements to interconnect its network with those of the main telecommunications services providers worldwide.

        In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, Oi offers a variety of alternative fixed line plans that are designed to meet its customers' usage profiles. As of December 31, 2012, 82.1% of Oi's fixed line customers subscribed to alternative plans, including its bundled plans.

        Oi offers a variety of voice only plans, including:

  •
  Oi's unlimited plans, such as its "Oi Fixo Ilimitado" plan, which permits a subscriber to make unlimited local calls from a fixed line device to fixed line customers of any carrier and local calls to Oi's mobile customers at the rates established for calls to fixed lines. Subscribers to Oi Fixo Ilimitado have the option of upgrading this plan for an additional monthly fee to permit unlimited long-distance calls to fixed line customers of any carrier using Oi's carrier selection codes.

  •
  Oi's controlled plans, such as its "Oi Fixo a Vontade" plan, which permits a subscriber to make unlimited local calls from a fixed line device to fixed line customers of any carrier and purchase a minutes for long-distance calls and calls to mobile devices.

  •
  Oi's "Orelhão Gratis" plan, which it introduced in Rio de Janeiro in November 2012 and which, in addition to the features of Oi Fixo Ilimitado, permits a subscriber to make unlimited local calls from a public telephone to Oi's fixed line customers.

        Oi also owns and operates public telephones throughout Region I and Region II. As of December 31, 2012, Oi had approximately 727,000 public telephones in service, all of which are operated by prepaid cards.

        Oi continually monitors market trends and the usage profile of its customer to assist to design new plans and promotions in order to retain its existing customers and attract new customers to its fixed line voice services.

  Data Transmission Services

        Oi provides high-speed internet access services using ADSL technology, which it refers to as data transmission services or broadband services, to residential customers in the primary cities in Region I and Region II under the brand name "Oi Velox." As of December 31, 2012, Oi offered broadband services in 2,833 municipalities in Region I and 1,848 municipalities in Region II. As of December 31, 2012, Oi had 5.7 million ADSL customers in Region I and Region II.

        Oi offers ADSL services through ADSL modems installed using its customers' conventional lines, which permit customers to use the telephone line and the internet simultaneously. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

        Oi offers broadband subscriptions to customers that do not subscribe to its bundled services plans, at speeds ranging from 300 kbps to 15 Mbps. To attract customers to this service, Oi offers new subscribers complementary anti-virus software and a free wireless router with subscriptions at speeds of 5 Mbps or more. Oi offers bundles of voice and broadband services to its fixed line subscribers at rates that are lower than the combined rate for separate comparable voice and broadband subscriptions.

        In the fourth quarter of 2011, Oi launched its "Oi Internet Total" plan, which permits a subscriber to receive broadband services through the subscriber's fixed line and mobile devices, including laptops, tablets and 3G phones. This bundled service is available in geographic areas in which Oi offers 3G mobile coverage. Subscribers to the Oi Internet Total plan select the speed of their fixed line connection from among 2 Mbps, 5 Mbps, 10 Mbps and 15 Mbps and select a mobile connection of 500 kbps or 2 Mbps. In addition to unlimited use of the fixed line connection, subscribers have unlimited access to Oi's 3G network. As with Oi's à la carte broadband subscriptions, Oi offers anti-virus software, a free wireless router to Oi Internet Total subscribers. In addition, Oi offers a free mini-modem, for use with a laptop or tablet, to Oi Internet Total subscribers.

        Oi is engaged in capital expenditure programs to upgrade its broadband speeds and periodically offers promotions designed to encourage its existing broadband customers to migrate to plans offering higher speeds and to attract new customers.

  Pay-TV Services

        Oi offers Pay-TV services under its "Oi TV" brand. Oi delivers Pay-TV services throughout Region I and Region II using its DTH satellite network, in Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais using a hybrid network of fiber optic and bidirectional coaxial cable, and in December 2012, Oi introduced delivery of Oi TV through its fixed line network in Rio de Janeiro. As of December 31, 2012, Oi had approximately 718,000 subscribers to its DTH subscription television services in Region I and Region II and approximately 59,000 subscribers to its cable network in the State of Minas Gerais.

        Oi offers more than 100 channels of content, including 24 high definition channels, through its two subscription packages for its Oi TV services. Oi's Oi TV Mais HD package was launched in July 2012 and includes 56 channels, including 11 high-definition ("HD") channels. Oi's Oi TV Mega HD package was launched in May 2012 and includes 72 channels, of which 18 are HD channels. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/MAX and Telecine. Although these packages are available for à la carte purchase, Oi promotes these packages and approximately 48% of its subscribers for these packages purchase these packages as part of a bundle with its Oi Velox service or as part of its Oi Conta Total plan.

  Bundled Services

        In addition to its combined internet and voice services and its Oi Internet Total plan, Oi offers its Oi Conta Total plan and its Oi Conta Total Smartphone plans, which provide fixed line voice services, fixed line devices broadband services and mobile voice services. Subscribers to these plans have the option to subscribe to Oi's Oi TV service.

        Oi's Oi Conta Total plan permits subscribers to make unlimited local calls to any of its fixed line or mobile customers and includes an allowance of minutes selected by the customer for use to make long-distance calls and local calls to customers of other service providers. Subscribers also elect the speed of their fixed line broadband service, which is available under this plan at speeds ranging from 2 Mbps to 15 Mbps. Subscribers to this plan are entitled to 5 MB of data usage through Oi's Wi-Fi hotspots and subscribers who elect speeds of 5 Mbps or greater are provided with a complimentary wireless router. Subscribers can elect add-on features for this plan, including unlimited text messages to subscribers of any provider and unlimited long-distance calls to Oi's fixed line or mobile customers.

        In April 2012, Oi launched its "Oi Conta Total Smartphone" plan, which has the same structure as its Oi Conta Total plan, with the addition of its Oi Smartphone data plan and unlimited text messages. Oi provides a smartphone, mini-modem or tablet at a subsidized price and access to its network of Wi-Fi hotspots to its Oi Conta Total Smartphone subscribers.

        In December 2012, Oi launched its offering of Pay-TV services on its fiber optic network using an internet protocol ("IP TV") in the Rio de Janeiro. This service is only available as part of Oi's Oi Conta Total bundled service. Subscribers to Oi's IP TV service may subscribe to its Oi TV Mais HD package, together with a broadband subscription at 100 Mbps, or its Oi TV Mega HD package, together with a broadband subscription at 200 Mbps. Subscriptions to Oi's IP TV packages are only available in areas where it has implemented its FTTH network. Oi plans to gradually expand its IP TV service to other cities. Oi is engaged in capital expenditure programs to expand its FTTH network to permit it to offer IP TV to a broader range of potential subscribers.

        In March 2012, Oi also launched a bundled plan combining fixed line voice service with prepaid mobile service under the brand "Fixo Ilimitado + Pré Ilimitado." This plan is available in most Brazilian states and, in addition to the features of the Oi Fixo Ilimitado plan, permits a subscriber to make unlimited local calls to Oi's fixed line and mobile customers from a mobile device.

Personal Services

        Oi's personal services are comprised of postpaid and prepaid mobile voice services and postpaid and prepaid mobile data communications services. As of December 31, 2012, Oi had an aggregate of approximately 49.2 million subscribers for its mobile services, including subscribers to its bundled plans. As of December 31, 2012, 83.6% of Oi's mobile voice customers subscribed to prepaid plans and 16.4% subscribed to postpaid plans.

  Postpaid Voice Services

        Postpaid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Postpaid plans include voice mail, caller ID, conference calling, call forwarding, calls on hold and special services.

        Oi's "Oi Conta" plans permit a subscriber to make unlimited local calls to its fixed line and mobile subscribers and purchase a fixed allocation of minutes per month for local calls and text messages to customers of other providers. Oi offers its "Oi Familia" plans, which include the features of its Oi Conta plans and are available to share on as many as four separate mobile devices. Subscribers can elect add-on features for this plan, including unlimited text messages to subscribers of any provider and unlimited long-distance calls to Oi's fixed line or mobile customers.

        In April 2012, Oi launched its "Oi Smartphone" plan, which (1) permits a subscriber to make unlimited local calls to its fixed line and mobile subscribers and purchase a fixed number of minutes per month for local calls to subscribers of other providers, and (2) permits unlimited access to its 3G network, its network of Wi-Fi hotspots and unlimited text messaging. Oi offers smartphones at subsidized prices to new subscribers to its Oi Smartphone plan. Oi offers its "Oi Familia Smartphone" plans, which include the features of its Oi Smartphone plans and are available to share on as many as four separate mobile devices. Subscribers can elect add-on features for this plan, including unlimited long-distance calls to Oi's fixed line or mobile customers.

        Oi also offers hybrid plans under the brand name "Oi Controle" that permit a subscriber to purchase a fixed number of local and long-distance minutes per month but restrict outgoing calls after the purchased minutes have been consumed, other than calls made using a prepaid card. Oi accounts for these hybrid plans as postpaid plans, as customers selecting these plans pay monthly subscription fees for their fixed allocations of minutes. In general, these plans are attractive to postpaid customers that migrate to these plans to place self-imposed limits on their mobile calling habits and to prepaid customers who are able to place calls at lower cost than with Oi's prepaid services.

  Prepaid Voice Services

        Prepaid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Oi's prepaid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as Minha Oi and Recarga Oi using a credit card, Oi's toll-free number or the purchase of prepaid cards at a variety of prices. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

        Oi sells credits in minimum denominations of R$1.00 and permits its prepaid customers to add credits to their account in any amount, including centavos, in order to facilitate the continued activation of their mobile handsets, allowing them to continue to receive incoming calls. Oi regularly launches various packages and promotions designed to incentivize the purchase and use of credits by its prepaid customers.

        Oi markets "Bônus Diário" subscriptions to its prepaid customers. When a Bônus Diário subscriber purchases additional credits in any amount, the subscriber receives bonus credits in that amount (or double that amount, depending on the customer's area code) on each day during the remainder of the month in which the additional credits were purchased. These bonus credits may be used for (1) local or long-distance calls to Oi's fixed line or mobile subscribers, and (2) sending text messages to mobile subscribers of any Brazilian mobile service provider. Oi charges its customers a nominal subscription fee to participate in the Bônus Diário program for six months and may waive this fee during the first six-month period as part of its marketing activities.

        Oi's customers may also exchange the credits that they purchase for additional services, such as:

  •
  "Bônus Extra," which permits Oi's customers to purchase additional minutes for use for local or long-distance calls to its fixed line or mobile subscribers at discounted rates;

  •
  "Pacote de Dados," which permits Oi's customers to purchase a specified data allowance for use on their handsets; and

  •
  "Pacote de SMS," which permits Oi's customers to purchase the ability to send a specified number of text messages.

  Mobile Internet (3G) Services

        Oi offers postpaid and prepaid mobile data communication services to customers that seek to access the internet through its 3G network, using mobile devices, including smartphones or tablets and laptop computers with the aid of a mini-modem. As with its postpaid voice plans, Oi's postpaid mobile internet customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month.

        Oi offers a variety of postpaid plans that provide data allowances from 100 MB to 2 GB for mobile devices and 250 MB to 5 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps. In addition to data traffic, Oi's postpaid mobile internet plans for use with mobile devices include allowances for text messages. Oi's postpaid mobile internet plans for mobile devices are available to its Oi Conta customers. Oi's postpaid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis only. However, subscribers to its Oi Conta plans receive a discount on such plans. Oi may also offer mini-modems and tablets at subsidized prices to new subscribers to its postpaid mobile data communication services based on the size of the data package purchased. Subscribers to Oi's access to its postpaid mobile internet plans for tablets and laptop computers also receive free access to its network of Wi-Fi hotspots. In addition to these postpaid plans, subscribers can purchase anti-virus software and backup data storage services.

        Oi launched its prepaid mobile internet service in November 2012. Prepaid customers activate their mobile internet services through the purchase and installation of a SIM card in their mini-modem or tablet. Oi's prepaid customers are able to add credits to their accounts through the purchase of prepaid credits at prices that vary based on the data allowance purchased and duration (daily, weekly and monthly). These credits are valid for a fixed period of time following activation. The basic services consist of data traffic and text messaging. Customers that purchase a 500 MB allowance also receive free access to Oi's network of Wi-Fi hotspots.

  Mobile Long-Distance

        Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) or 21 (Rio de Janeiro)), which Oi refers to as the subscriber's home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area is classified as a mobile long-distance call.

        Oi provides mobile long-distance services originating from Region I and Region II through network facilities and through interconnection agreements with Telefónica in Region III and each of the other principal mobile services providers operating in Brazil that permit it to interconnect directly with their local fixed line and mobile networks. Oi provides international long-distance services originating or terminating on its customer's mobile handsets through agreements to interconnect its network with those of the main telecommunications services providers worldwide. Oi also uses its submarine fiber optic network to transport international mobile long-distance calls.

  Value-Added Services

        Oi provides value-added services include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), text messaging subscription services (horoscopes, soccer teams and dating matching services), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging).

Enterprise Services

        In the enterprise services market, Oi serves SMEs and large enterprises, or corporate customers. Oi markets a variety of services to SMEs, including its core fixed line and mobile services, and its higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. Oi also markets these services to corporate customers, combining these service offerings with information technology services.

  Services for SMEs

        Oi offers SMEs services similar to those offered to its residential and personal customers, including fixed line and mobile voice services, and fixed line and mobile broadband serves. In addition, Oi offers SMEs:

  •
  digital trunk services, which optimize and increase the speed of the customer's telephone system;

  •
  advanced voice services, primarily 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services; and

  •
  dedicated Line Services (Serviços de Linhas Dedicadas, or "SLD"), under which Oi leases dedicated digital and analog lines to customers for use in private networks.

        Oi offers a variety of mobile plans to SMEs, including its Oi Equipe Flat plan for groups of employees, its Oi Empresa Especial plan for individual users in an SME and its Oi Controle plan which, similar to its residential fixed line plan, is designed to permit an SME to control mobile minutes usage. In general, Oi's sales team works with an SME customer to determine their telecommunications needs and negotiates a package of services and pricing structure that is tailored to the needs of that SME.

  Services for Corporate Customers

        Oi offers corporate customers all of the services offered to its SME customers. In addition, Oi provides a variety of customized, high-speed data transmission services through various technologies and means of access to corporate customers. Oi's data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 10 Gbps, videoconferencing, video/image transmission and multimedia applications. Oi's principal commercial data transmission services are:

  •
  SLD, under which Oi leases dedicated lines to corporate customers for use in private networks that link different corporate websites;

  •
  IP services which consist of dedicated private lines which Oi provides to most of the leading ISPs in Brazil, as well as Virtual Private Network ("VPN") services that enable its customers to operate private intranet and extranet networks; and

  •
  frame relay services that Oi provides to its corporate customers to allow them to transmit data using protocols based on direct use of its transmission lines, enabling the creation of VPNs.

        In 2012, Oi broadened the scope of services it offers to its corporate clients to include information technology infrastructure services, seeking to offer its customers end-to-end solutions through which Oi is able to provide and manage their connectivity and information technology needs. In February 2012, Oi launched "Oi Smartcloud," a suite of data processing and data storage services that it performs through its six cyber data centers located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. In addition, through these data centers, Oi provides hosting, collocation and IT outsourcing services, permitting its customers to outsource their IT structures to Oi or to use these centers to provide backup for their IT systems.

        In addition, in the second quarter of 2012, Oi launched its "Oi Gestão" service through which it offers corporate clients managed services for their mobile devices. This service is focused on providing logistics and security solutions relating to mobile devices.

        In order to provide complete solutions to its corporate clients, Oi has entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of Oi's strategy of offering telecommunications services packages to its customers.

  Services for Other Telecommunications Providers

        Oi offers specialized services to other telecommunications providers, consisting primarily of interconnection to its networks, network usage charges for the use of portions of its long-distance network, and traffic transportation through its physical infrastructure.

  Network Usage (Interconnection) Charges

        All telecommunications providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed line, mobile or long-distance service provider's network to be terminated on the local fixed line or mobile services network of the other provider.

        Oi is authorized to charge for the use of its local fixed line network on a per-minute basis for (1) all calls terminated on Oi's local fixed line networks in Region I and Region II that originate on the networks of other local fixed line, mobile and long-distance service providers, and (2) all long-distance calls originated on Oi's local fixed line networks in Region I and Region II that are carried by other long-distance service providers.

        Conversely, other local fixed line service providers charge Oi interconnection fees (1) to terminate calls on their local fixed line networks that are originated on Oi's local fixed line, mobile or long-distance networks, and (2) for long-distance calls originated on their local fixed line networks that are carried by Oi's long-distance network.

        In addition, Oi charges network usage fees to long-distance service providers and operators of trunking services that connect switching stations to Oi's local fixed line networks.

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

        Oi is authorized to charge for the use of its mobile network on a per-minute basis for all calls terminated on its mobile network that originate on the networks of other local fixed line, mobile and long-distance service providers. Conversely, other mobile services providers charge Oi interconnection fees to terminate calls on their mobile networks that are originated on Oi's local fixed line, mobile or long-distance networks.

  Transportation

        Oi provides Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada, or "EILD") services under which it leases trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers.

        Long-distance and mobile services providers may avoid paying long-distance network usage charges to Oi by establishing an interconnection to Oi's local fixed line networks. In order to retain these customers, Oi offers a long-distance usage service, called national transportation, under which it provides discounts to its long-distance network usage fees based on the volume of traffic and geographic distribution of calls generated by a long-distance or mobile services provider.

        Oi also offers international telecommunications services providers the option to terminate their Brazilian inbound traffic through its network, as an alternative to Embratel and TIM. Oi charges international telecommunications services providers a per-minute rate, based on whether a call terminates on a fixed line or mobile telephone and the location of the local area in which the call terminates.

        Oi also owns and operates a submarine fiber optic network, which connects Brazil with the United States, Bermuda, Venezuela and Colombia. Through this network, Oi offers international data transportation services, primarily leased lines to other telecommunications services providers.

Marketing

        In 2012, Oi incurred R$443 million in marketing expenses, primarily to:

  •
  strengthen the Oi brand, reinforcing the image of the convergence of the integrated company;

  •
  promote its bundled plans, such as Oi Internet Total, Oi Fixo + Oi Velox + Oi TV and Fixo Ilimitado + Pré Ilimitado as part of its effort to expand and strengthen Oi's customer base;

  •
  expand its Oi TV customer base with offers through Oi's other services;

  •
  promote its prepaid mobile services through a promotional campaign that awards prizes to new and existing customers who recharge their Oi SIM cards;

  •
  promote its postpaid mobile plans, primarily those that include unlimited calls and 3G data services at higher speeds, through specific marketing campaigns and mobile device subsidies for customers who subscribe to Oi's postpaid plans, as part of its effort to increase Oi's market share in mobile services; and

  •
  expand its broadband and 3G internet customer base, focusing on geographic regions covered by the National Broadband Plan.

        Throughout 2012, Oi focused its marketing efforts on three types of customers: (1) retail customers, including mobile telephone and residential fixed line customers, (2) SMEs and (3) corporate customers.

        Oi advertises through a diverse array of media outlets as part of its strategy to reach all types and classes of customers and potential customers. Oi uses television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market its fixed line, mobile, long-distance, broadband and Pay-TV services. Oi uses its branded fixed assets in advertising campaigns, such as the "Orelhão Mágico" Christmas campaign, in which children are able to "place calls to Santa Claus" from Oi's telephone booths. Oi also sponsors sporting events and individual athletes, as well as cultural events, such as fashion shows and popular music concerts. Oi is the official telecom provider and a sponsor of the 2014 World Cup in Brazil. The goal of Oi's marketing initiatives is to increase brand awareness of the company as a convergent provider capable of meeting all of the telecommunications needs of its customers and expand the use of Oi's distribution channels to increase net operating revenue.

  Distribution Channels

        During the last months of 2011, Oi revised its distribution model and now distributes its services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of its mobile services to whom Oi sells bundled plans, (2) personal customers that purchase its mobile services independently of Oi's bundled plans, and (3) enterprise customers.

  Residential Customers

        Oi's distribution channels for residential customers are focused on sales of fixed line services, including voice, Oi Velox and Oi TV, and postpaid mobile services. As part of the restructuring of Oi's distribution channels, it has begun to provide more extensive training to its employees and the employees of third-party sales agents and has revised Oi's commission structures to incentivize sales of plans and services that generate higher average revenue per user. The principal distribution channels that Oi uses for sales to residential customers are:

  •
  Oi's own network of stores, which it began opening in 2011. As of December 31, 2012, Oi had opened 197 Oi branded stores and expects to open additional Oi branded stores during 2013.

  •
  approximately 500 Oi franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

  •
  approximately 430 stores located throughout Oi's service area that primarily sell telecommunications products and services and have entered into exclusivity agreements with Oi.

  •
  Oi's telemarketing sales channel, which is operated by its call center and other third-party agents and consists of approximately 2,300 sales representatives that answer more than 2.1 million calls per month. This channel provides Oi with the ability to proactively reach new customers, thereby increasing its client base and revenues, and also receives calls prompted by Oi's offers made in numerous types of media.

  •
  Oi's "teleagents" channel, which consists of approximately 1,200 local sales agents that operate in specific regions and complement Oi's existing telemarketers.

  •
  door-to-door sales calls made by Oi's sales force of approximately 500 salespeople and by exclusive agents with approximately 6,500 salespeople trained to sell its services throughout Brazil in places where customers generally are not reachable by telemarketing.

  •
  Oi's e-commerce sites through which customers may purchase a variety of its services.

  Personal Customers

        Oi's distribution channels for personal customers are focused on sales of mobile services to postpaid customers and prepaid customers, including mobile broadband customers. As part of the restructuring of Oi's distribution channels, its distribution channels for Oi's postpaid personal services have converged with its distribution channels for residential services. The principal distribution channels that Oi uses for sales of its prepaid personal services are:

  •
  approximately 8,500 stores that are part of large national chains that sell its SIM cards and prepaid mobile cards;

  •
  approximately 40 multi-brand distributors that distribute its SIM cards and prepaid mobile cards to approximately 150,000 pharmacies, supermarkets, newsstands and similar outlets; and

  •
  its website, through which Oi's prepaid customers may recharge their SIM cards.

  Enterprise Customers

        Oi has established separate distribution channels to serve SMEs and large corporate customers. Oi markets a variety of services to SMEs, including its core fixed line and mobile services, and its higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. As part of the restructuring of its distribution channels, in 2012 Oi opened nine regional offices from which approximately 250 employees supervise its marketing efforts to SMEs and its third-party sales force serving this sector. Oi has also begun to provide more extensive training to its employees and the employees of third-party sales agents. The principal distribution channels that Oi uses to market its services to SMEs are:

  •
  approximately 200 exclusive Oi agents with approximately 3,000 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of its existing and prospective SME customers.

  •
  Oi's telemarketing sales channel, which consists of 14 agents that use approximately 600 sales representatives that are specifically trained to discuss the business needs of prospective SME customers to make sales calls, as well as representatives in Oi's call center and representatives at call centers under contract with Oi to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, Oi's telemarketing channel utilizes approximately 480 customer retention representatives.

        Oi markets its entire range of services to enterprise customers through its own direct sales force, which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. As part of the restructuring of its distribution channels, in 2012 Oi redesigned its client service model to increase its focus on post-sale service, regularly discussing service needs and improvements with its customers through calls and meetings with such customers. Oi's corporate sales team, including post-sale service personnel, is composed of approximately 1,000 employees operating in six regional offices.

Rates

        Oi's rates for local fixed line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates it charges under alternative fixed line and mobile plans that Oi is authorized to offer to its customers. Many of the services Oi provides charge on a per-minute basis. For these services, Oi charges for calls based on the period of use. The charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call. For local fixed line to fixed line calls during off-peak hours, charges apply on a per-call basis, regardless the duration of the call.

Local Fixed Line Rates

  Local Rates

        Oi's revenues from local fixed line services consist mainly of monthly subscription charges, charges for local calls and charges for the activation of lines for new subscribers or subscribers that have changed addresses. Monthly subscription charges are based on the plan to which the customer subscribes and whether the customer is a residential, commercial or trunk-line customer. Under its concession agreements, Oi is required to offer two local fixed line plans to users: (1) the Basic Plan per Minute and (2) the Mandatory Alternative Service Plan. Each of these plans includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2012, 17.9% of Oi's local fixed line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative

Service Plan. The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers' profiles, as defined in the applicable ANATEL regulations.

        In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, Oi is permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL prior approval.

  Local Fixed Line to Mobile Rates

        When one of Oi's fixed line customers makes a call to an Oi mobile subscriber or another mobile services provider that terminates in the mobile registration area in which the call was originated, Oi charges its fixed line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC-1 rates. In turn, Oi pays the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call. VC-1 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. On an annual basis, ANATEL may increase or decrease the maximum VC-1 rates that Oi is permitted to charge.

Domestic Long-Distance Rates

  Fixed Line to Fixed Line

        If a caller selects one of Oi's carrier selection codes for a long-distance call that originates and terminates on fixed line telephones, Oi receives the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (categorized by four distance ranges), time of the day and day of the week, and are applied on a per-minute basis for the duration of the call. Rates on these calls are applied on a per-minute basis. On an annual basis, ANATEL increases or decreases the maximum domestic fixed line to fixed line long-distance rates that Oi is permitted to charge.

  Mobile Long Distance

        Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC-2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC-3 rates. If the caller selects one of Oi's carrier selection codes, Oi receives the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC-2 and VC-3 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. On an annual basis, ANATEL may increase or decrease the maximum VC-2 and VC-3 rates Oi is authorized to charge.

  Mobile Rates

        Mobile telecommunications services in Brazil, unlike in the United States, are offered on a "calling-party-pays" basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber's home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

        Oi's revenues from mobile services consist mainly of charges for local and long-distance calls paid by its prepaid and postpaid mobile subscribers and monthly subscription charges paid by Oi's postpaid plan subscribers. Monthly subscription charges are based on a postpaid subscriber's service plan. If one of Oi's mobile subscribers places or receives a call from a location outside of his or her home registration area, Oi is permitted to charge that customer the applicable roaming rate.

        Under ANATEL regulations, TNL PCS S.A. ("TNL PCS"), a subsidiary of Telemar, and Brasil Telecom Mobile were each required to submit a basic postpaid and prepaid service plan to ANATEL for approval. As of December 31, 2012, fewer than 1% of Oi's mobile customers subscribed to its basic postpaid or prepaid plans.

        In addition to the basic service plans, Oi is permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL for prior approval. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2012, substantially all of Oi's postpaid and prepaid customers subscribed to these alternative plans.

Network Usage (Interconnection) Rates

  Fixed Line Networks

        Oi's revenues from the use of its local fixed line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

  •
  long-distance service providers to complete calls terminating on its local fixed line networks;

  •
  long-distance service providers for the transfer to their networks of calls originating on Oi's local fixed line networks;

  •
  mobile services providers to complete calls terminating on Oi's local fixed line networks; and

  •
  other fixed line service providers for local fixed line calls that originate on their local fixed line networks and terminate on Oi's local fixed line networks.

        TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use of Oi's local fixed line networks to terminate local calls originating on the network of another local fixed line service provider are only billed and due when usage of one of Oi's networks exceeds 55% of the total traffic registered between that network and the network of the other telecommunications services provider. Since January 1, 2007, the TU-RL rates of Oi and Telemar have been equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed line call, which is adjusted on an annual basis by ANATEL.

  Mobile Networks

        Oi's revenues from the use of its mobile networks consist primarily of payments on a per-minute basis from (1) local fixed line, long-distance and mobile services providers to complete calls terminating on Oi's mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on Oi's mobile networks.

        The terms and conditions of interconnection to Oi's mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, are freely negotiated between Oi and other mobile and fixed line telecommunications services providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. Oi must offer the same VU-M rates to all requesting service providers on a non-discriminatory basis. Oi applies VU-M charges on a per-minute basis.

        If Oi is not able to establish interconnection rates for use of its mobile networks with other mobile and fixed line telecommunications services providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that Oi may charge.

  Data Transmission Rates

        Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations, and therefore, the rates and prices for these services are not subject to regulation and are market-driven. Oi offers broadband services subscriptions at prices that vary depending on the download speeds available under the purchased subscription.

  DTH Services Rates

        DTH services are deemed to be value-added services under ANATEL regulations, and therefore, the rates and prices for these services are not subject to regulation and are market-driven. Oi offers DTH subscriptions at prices that vary depending on the content of the subscription package. Oi offers basic subscription packages for its Oi TV services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Billing and Collection

  Residential Services

        Oi sends each of its fixed line customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. Oi has agreements with several banks for the receipt and processing of payments from its customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from Oi's customers as agents for these banks.

        Oi is required to include in its monthly bills charges incurred by Oi's customers for long-distance services provided by other long-distance service providers upon the request of these providers. Oi has billing agreements with each long-distance telecommunications services provider that interconnects with its networks under which Oi bills its customers for any long-distance calls originated on Oi's network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of Oi's network. On average, payments are due 15 days after the billing date. Oi charges late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2012, 11.3% of all accounts receivable due from Oi's fixed line customers were outstanding for more than 30 days and 5.1% were outstanding for more than 90 days.

        ANATEL regulations permit Oi to restrict outgoing calls made by a fixed line customer when the customer's account is more than 31 days past due, restrict incoming calls received by a fixed line customer when the customer's account is more than 61 days past due, and disconnect a fixed line customer when the customer's account is more than 91 days past due, provided in each case that 15 days' prior notice has been given to that customer prior to the imposition of each restriction. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the fixed line customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Oi's collection system enables it to access delinquent subscribers' accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

  Personal Services

        Oi bills its mobile postpaid customers on a monthly basis and itemizes charges in the same manner as it bills its fixed line customers. See "—Residential Services." In addition, the monthly bills also provide details regarding minutes used and roaming charges. On average, payments are due 15 days after the billing date. Oi charges late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2012, 9.8% of all accounts receivable due from Oi's mobile customers were outstanding for more than 30 days and 6.1% were outstanding for more than 90 days.

        ANATEL regulations permit Oi to partially suspend services to a mobile customer when the customer's account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer's account is more than 45 days past due, and cancel services to a mobile customer when the customer's account is more than 90 days past due, provided in each case that 15 days' prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Oi's collection system enables it to access delinquent subscribers' accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. Oi has also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Oi's Network and Facilities

        Oi's networks are comprised of physical and logical infrastructures through which it provides fully integrated services, whether fixed line or mobile, voice, data or image, thereby optimizing available resources. Oi monitors its networks remotely from its centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for each network.

  Access Networks

        Oi's access networks connect its customers to Oi's signal aggregation and transportation networks. Oi has a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and Wi-Fi hotspots. Oi's fixed line networks are fully digitalized.

        Voice and data signals that originate through fixed line access points are routed through Multi-service Access Nodes ("MSANs") to Oi's aggregation networks, or are rerouted to Oi's aggregation networks through Digital Subscriber Line Access Multiplexer ("DSLAM") equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. Oi is engaged in a long-term program to update its MSAN equipment to DSLAM equipment as demand for data services increases. As of December 31, 2012, approximately 49.5% of Oi's fixed line network had been updated to support ADSL2+ or VDSL2, and Oi provided ADSL or VDSL2 services in 4,683 municipalities.

        ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. Oi's network supports ADSL2+ and VDSL2, or very-high-bitrate digital subscriber line, technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to

24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits Oi to offer a wider range of services than ADSL, including IP TV. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting it to support high bandwidth applications such as HDTV, Voice over Internet Protocol ("VoIP") and broadband internet access over a single connection.

        Oi is engaged in a long-term program to upgrade portions of its fixed line access networks with optical fiber networks based on gigabit passive optical network ("GPON") technology to support VDSL2 service and facilitate Oi's offering of its Oi TV service. The implementation of this technology permits Oi to provide broadband with speeds up to 100 Mbps to residential customers and up to 1 Gbps to commercial customers.

        For its non-residential customers, Oi has a fully integrated and managed network providing access for networks based on internet protocol, or IP, and Asynchronous Transfer Mode ("ATM") protocol over legacy copper wire through which it is able to provide:

  •
  symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

  •
  symmetrical access with PPP (Point to Point) for the Internet connection services at speeds from 64 kbps to 1.5 Mbps; and

  •
  symmetrical access with PPP (Point to Point) to provide connection services for virtual private networks ("VPNs") through Multiprotocol Label Switching ("MPLS") protocol at speeds from 64 kbps to 1.5 Mbps.

        The following table sets forth selected information about Oi's fixed line networks as of the dates and for the periods indicated.

	As of December 31,
	2012	2011	2010
Region I:
Installed access lines (in millions)	17.7	17.8	18.0
Access lines in service (in millions)	11.3	10.6	12.8
Public telephones in service (in thousands)	489.6	504.3	560.8
Broadband access lines in service (in millions)	3.5	2.9	2.4
Region II:
Installed access lines (in millions)	10.6	10.4	10.4
Access lines in service (in millions)	6.5	6.8	7.2
Public telephones in service (in thousands)	237.9	265.0	266.1
Broadband access lines in service (in millions)	2.3	2.1	1.9

        Mobile devices access Oi's Global System for Mobile Communications ("GSM" or "2G") mobile networks on frequencies of 900 MHz/1800 MHz, access its Universal Mobile Telecommunications System ("UMTS" or "3G") mobile networks on frequencies of 2100 MHz. Oi's 2G access points use General Packet Radio Service ("GPRS"), which allows speeds in the range of 115 kilobytes per second (Kbps), and Enhanced Data Rates for Global Evolution ("EDGE"), which allows speeds in the range of 230 Kbps, to send and receive data signals. Oi's 3G access points use high speed packet access ("HSPA"), which allows speeds in the range of 14.2 Mbps, to send and receive data signals. Voice and data signals sent and received through Oi's 2G and 3G access points are routed to its aggregation networks. Oi's mobile networks have a unique data core and are fully integrated with its fixed line data networks.

        As of December 31, 2012, Oi's 2G mobile access networks, consisting of 13,092 active radio base stations, covered 1,475 municipalities in Region I, or 88.0% of the urban population in Region I, 1,287 municipalities in Region II, or 96.0% of the urban population in Region II, and 547 municipalities in Region III, or 99.0% of the urban population in Region III. Oi has GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

        As of December 31, 2012, Oi's 3G mobile access networks, consisting of 7,575 active radio base stations, covered 297 municipalities in Region I, or 67.1% of the urban population in Region I, 231 municipalities in Region II, or 73.6% of the urban population in Region II, and 165 municipalities in Region III, or 85.4% of the urban population in Region III. Oi has HSPA coverage in all state capitals.

        In the fourth quarter of 2012, Oi began deploying its 2.1 GHz mobile access networks to support 4G service in cities scheduled to host the 2014 World Cup.

        In addition to these mobile access networks, Oi also operates Wi-Fi hotspots in public areas such as coffee shops, airports and shopping centers. Since 2012, Oi has provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2012, Oi's Wi-Fi network consisted of approximately 40,000 hotspots. Oi has also begun to offer broadband access compatible with access points provided by Fon Wireless Ltd. ("Fon"), which allows Oi's customers to access Fon lines worldwide.

  Aggregation Networks

        Voice and data signals sent through Oi's access network are routed through its aggregation networks to digital switches that connect voice calls and route digital signals to their destinations. Portions of Oi's aggregation network use conventional copper trunk lines to connect its access network to its switches and transportation networks. Oi uses ATM protocol to permit high speed transmission of these signals. Other portions of Oi's aggregation network use fiber optic cable to connect its access network to its switches and transportation networks using Synchronous Digital Hierarchy ("SDH") protocol. In large metropolitan areas where the density of access point results in increased demand, Oi has deployed Metro Ethernet networks. Oi is currently deploying Metro Ethernet networks in additional cities to serve rising customer demand. Oi's Metro Ethernet networks are fully-integrated management systems and provide:

  •
  ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;

  •
  ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;

  •
  aggregation network services for ADSL2+ and VDSL2 platforms; and

  •
  aggregation network services for GPON platforms.

        Historically, Oi has used ATM protocol to transport digital signals through its access network from non-residential customers that require dedicated bandwidth to its switching stations. Oi's ATM networks have a fully-integrated management system and provide:

  •
  frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 2 Mbps;

  •
  ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

  •
  aggregation network services for ADSL2+ platforms.

        In response to changing customer needs, Oi is converting elements of its network that use ATM and SDH protocols, that permit it to offer dedicated bandwidth to its customers, to MPLS protocol, which supports IP and permits the creation of VPNs through Oi's Metro Ethernet networks.

        Oi has begun to use MPLS-TP capable devices that have been designed to interface with its existing Metro Ethernet network to increase the bandwidth of its networks to support its 4G network data traffic and replace its legacy SDH networks.

  Transportation Networks

        Oi's long-distance transportation network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex ("DWDM") systems that can operate with up to 80 channels at 10 and 40 Gbps. Oi is currently in the process of quadrupling the capacity of its backbone as a result of the deployment of 40 Gbps optical technology. In 2013, Oi is implementing DWDM links of 80 Gbps between Rio de Janeiro, São Paulo, Belo Horizonte and Salvador. Oi's optical cable network is complemented by microwave links that it uses in Region I and Region II. Oi has a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II, other than Macapá (located in the State of Amapá) and is complemented by Oi's satellite system. Oi expects that its optical fiber network will reach Macapá in 2013. Most of the large urban areas of Region I and Region II are also connected by Oi's fiber optic cable networks. Oi's transmission infrastructure connects these digital switches to four international gateway switches: two in Rio de Janeiro, one in Curitiba and one in Brasília.

        Oi employs automatic traffic protection to improve the reliability of its network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failures.

        Oi operates an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated services and VPN offerings. Oi's internet backbone connects to the public internet via international links that it maintain abroad. With these international links, Oi does not need to rely on other companies to connect its outbound internet traffic with the internet backbones of international ISPs.

        Oi has implemented an address control and name resolution system for its IP networks with the objective of optimizing resources and improving the availability of internet access services.

        Oi's transportation network is directly interconnected to the national and international long-distance networks of all long-distance service providers and all mobile services providers operating in Region I, Region II and Region III.

  Satellite Network

        Oi has deployed an expanded range of satellite based services to comply with its public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2012, Oi's satellite network covered approximately 4,500 localities in 24 states and the Federal District and provided voice and data services to approximately 6.8 million customers.

        In 2000, Brasil Telecom and TNL began the implementation of the land-based segment of their respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of Oi's satellite network allows it to service its subscribers in any location in Region I and Region II.

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

  •
  SES New Skies with 108 MHz of capacity in the K band on the SES-4 satellite to provide voice and data services; and

  •
  Intelsat Satellite with 103 MHz of capacity in the C band on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro.

        In 2005, Oi's predecessor Brasil Telecom and Telemar started to operate satellite platforms operating in the Ku band that are comprised of a satellite transport solution with Digital Video Broadcast-Return Channel Satellite ("DVB-RCS") technology and a next generation network ("NGN") control solution.

  DTH Network

        Oi provides its DTH services through a satellite uplink located in Lurin, Peru, which receives, encodes and transmits television signals to satellite transponders. Oi leases these facilities and licenses the related technology from Telefónica. Oi leases transponders for the delivery of television signals to its subscribers from Telefónica. Oi has leased 216 MHz of capacity in the Ku band on the Amazonas 1 satellite and 36 MHz of capacity in the Ku band on the Amazonas 2 satellite to provide DTH services. Oi's customers lease satellite dishes and set-top boxes from Oi as part of their subscriptions to its Oi TV services.

  HFC Network

        Oi provides subscription analog and digital television services and broadband internet access to the residential and commercial markets in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena using an HFC network. The analog television signal is distributed from integrated headend equipment owned by Cemig Telecom that is located in these cities. The digital television signal is distributed to the HFC network in Belo Horizonte from Oi's integrated headend equipment located in Alvorada in the city of Rio de Janeiro.

  Network Maintenance

        Most of Oi's maintenance, installation and network servicing are performed by third-party service providers. For example, Oi has contracts with some well-known providers such as A.R.M. Engenharia for the maintenance of its external plant and equipment, and Alcatel-Lucent, Nokia Siemens Networks and Telemont, for the maintenance of Oi's internal plant and equipment. Oi also performs some of its ordinary course maintenance with Oi's own team of maintenance technicians, which also coordinates the planning and execution of maintenance services performed by third parties.

        In July 2009, Oi and Telemar entered into a services agreement with Nokia Siemens Networks for installation, operation, and corrective and preventive maintenance in connection with their fixed line telecommunications services, mobile telecommunications services, data transmission services (including broadband access services), satellite services, buildings, access ways, and towers, in the States of Rio de Janeiro, Minas Gerais, Espírito Santo, São Paulo, Bahia, Sergipe, Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas and Roraima. The total estimated payments under this contract are R$2.5 billion during the five-year term of this contract.

        In November 2009, Oi and Telemar entered into a services agreement with Alcatel-Lucent to perform the same services in the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Acre, Rondônia and the Federal District, as well as Pegasus data transmission network equipment in the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás and the Federal District. The total estimated payments under this contract are R$1.2 billion during the five-year term of this contract.

        In January 2012, Oi entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with Oi's external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro. The total estimated payments under this contract are expected to be R$2.6 billion during the five-year term of this contract.

        In January 2012, Oi entered into a services agreement with Serede Serviços de Rede S/A for installation, operation, and corrective and preventive maintenance in connection with Oi's external plant and associated equipment, public telephones and fiber optic in the State of Rio de Janeiro. The total estimated payments under this contract are R$1.4 billion during the five-year term of this contract.

        In October 2012, Oi entered into a services agreement with Telemont, which replaced and superseded an agreement that Oi had entered into with Telemont in March 2010, for installation, operation, and corrective and preventive maintenance in connection with Oi's external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, the Federal District, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás. The total estimated payments under this contract are expected to be R$3.9 billion during the five-year term of this contract.

        In October 2012, Oi entered into a services agreement with A.R.M. Engenharia, which replaced and superseded an agreement that Oi had entered into with A.R.M. Engenharia in July 2010, for installation, operation, and corrective and preventive maintenance in connection with Oi's external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. The total estimated payments under this contract are R$6.2 billion during the five-year term of this contract.

Strategic Partnership with Oi

  Background and History

        On July 28, 2010, we reached an agreement with Telefónica to sell our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo, to Telefónica. The sale was concluded on September 27, 2010. We reflect Vivo in our statements of income and cash flows for periods prior to September 27, 2010 as a discontinued operation. As of December 31, 2012, none of the assets or liabilities of Vivo are reflected on our statement of financial position.

        On July 28, 2010, we also entered into a letter of intent with AG Telecom Participações S.A. ("AG Telecom") and LF Tel S.A. ("LF Tel"), companies that are part of the controlling group of Brasil Telecom, to establish the main terms that would serve as a framework for the negotiation of our strategic partnership with Oi.

        On January 25, 2011, Portugal Telecom and our subsidiary Bratel Brasil S.A. ("Bratel") entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A. (a subsidiary of AG Telecom, that has since merged with and into AG Telecom and is referred to, together with AG Telecom, as "AG"), Andrade Gutierrez Telecomunicações Ltda. and Pasa Participações S.A., La Fonte Telecom S.A. (now known as Jereissati Telecom S.A., or "Jereissati Telecom"), LF Tel and EDSP75 Participações S.A., BNDES Participações S.A. ("BNDESPar"), Fundação Atlântico de Seguridade Social ("FASS"), Caixa de Previdência dos Funcionários do Banco do Brasil ("PREVI"), Fundação Petrobrás de Seguridade Social ("PETROS") and Fundação dos Economiários Federais ("FUNCEF") to implement the strategic partnership with the Oi Group.

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

  •
  TmarPart increased its share capital through the issuance of 186,664,449 common shares, in which transaction (1) Bratel subscribed for an aggregate of 91,225,537 common shares issued by TmarPart, representing 3.1% of TmarPart's total outstanding common shares, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A. subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart's total outstanding common shares, (3) LF Tel subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart's total outstanding common shares, and (4) FASS subscribed for an aggregate of 21,869,930 common shares issued by TmarPart, representing 0.7% of TmarPart's total outstanding common shares;

  •
  TNL increased its share capital through the issuance of 56,417,086 common shares at an issue price of R$38.5462 per share and of 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds received by TNL from this capital increase amounted to R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. subscribed for 56,061,772 common shares issued by TNL, and Bratel acquired from TmarPart an aggregate of 20,752,270 of those common shares and 28,298,549 preferred shares issued by TNL. Following this capital increase, TmarPart owned, and owns as of the date hereof, 22.2% of TNL's outstanding share capital, including 56.4% of its voting share capital, and Bratel owned, and owns as of the date hereof, an aggregate 10.5% of TNL's outstanding share capital, or 11.3% of its voting share capital; and

  •
  Telemar increased its share capital through the issuance of 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share. The aggregate proceeds received by Telemar from such capital increase amounted to R$5,969 million, of which R$4,624 million represented the subscription price for the shares issued by Telemar subscribed for by TNL. In this capital increase, TNL subscribed for 46,743,149 common shares issued by Telemar and 32,475,534 class A preferred shares issued by Telemar, and Bratel acquired those 32,475,534 class A preferred shares from TNL. Following this capital increase, TNL owned, and owns as of the date hereof, 70.4% of Telemar's total share capital, including 98.0% of its voting share capital, and Bratel owned, and owns as of the date hereof, an aggregate of 9.4% of Telemar's total share capital.

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

        Prior to the Corporate Reorganization of the Oi Group, described below, Telemar owned 100% of the outstanding shares of Coari. TNL owned 98.0% of the common shares and 47.9% of the preferred shares of Telemar, representing 70.4% of the total share capital of Telemar. TmarPart owned 21.8% of the total share capital of TNL (22.2% of the outstanding share capital, without counting treasury shares), including 55.5% of the total common shares of TNL, and directly owned 3.8% of the total share capital of Telemar, including 6.9% of the total preferred shares of Telemar. Coari, in turn, owned 161,990,002, or 79.6%, of Brasil Telecom's Common Shares, 128,675,049, or 32.2%, of Brasil Telecom's preferred shares and 290,665,051, or 48.2%, of Brasil Telecom's total share capital.

  Reorganization of the Oi Group

        On May 24, 2011, TmarPart publicly announced a proposed corporate reorganization (the "Corporate Reorganization") of the Oi Group. The Corporate Reorganization was effectively completed on February 27, 2012 and consisted of the following steps:

  •
  a split-off and share exchange under Brazilian law in which (1) Telemar transferred the shares of Coari that Telemar owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar, (3) the common and preferred shares of Telemar (other than the shares of holders who exercised their withdrawal rights with respect to such shares) would be exchanged for newly issued common and preferred shares of Coari upon the termination of the period for exercise of withdrawal rights, and (4) Coari retained the Telemar shares exchanged for Coari shares, and as a result, Telemar became a wholly owned subsidiary of Coari;

  •
  the merger of Coari into Brasil Telecom, resulting in Coari ceasing to exist and Telemar becoming a wholly owned subsidiary of Brasil Telecom; and

  •
  the merger of TNL into Brasil Telecom, resulting in TNL ceasing to exist.

        In connection with the Corporate Reorganization, the following events took place:

  •
  On February 24, 2012, TmarPart exchanged all of the class A preferred shares of Telemar that it owned for common shares of TNL held by Jereissati Telecom, Andrade Gutierrez S.A. ("Andrade Gutierrez"), the parent of AG Telecom, and Bratel Brasil, each a shareholder of TmarPart, in order to ensure that upon the completion of the Corporate Reorganization, TmarPart retained the voting control of Brasil Telecom in order to comply with the legal and regulatory obligations of TmarPart to ANATEL;

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

        As a result of these transactions, TmarPart became the direct controlling shareholder of Oi S.A. The final settlement of the Corporate Reorganization occurred on April 9, 2012.

        The Corporate Reorganization was undertaken to:

  •
  simplify the corporate structure of the Oi Group, which was extremely complex and included three publicly-held companies with seven different classes of publicly-traded shares, and simplify the corporate governance of the Oi Group by consolidating the shareholder bases of the Oi Group in one public company with two classes of shares traded in Brazil and abroad;

  •
  reduce operational, administrative and financial costs following the consolidation of the general management of the Oi Group, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

  •
  align the interests of the shareholders of the Oi Group;

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

        In connection with this strategic partnership, it was contemplated that the Oi Group would use part of the proceeds received from share capital increases to acquire up to 10% of the outstanding ordinary shares of Portugal Telecom. On April 28, 2011, TmarPart, TNL and Telemar announced that they had acquired 62,755,860 ordinary shares of Portugal Telecom, representing 7.0% of Portugal Telecom's outstanding ordinary shares. On May 29, 2012, TmarPart, TNL and Telemar announced that they held 89,651,205 ordinary shares, representing 10.0% of our outstanding ordinary shares, and they continued to hold those shares as of December 31, 2012.

  Corporate Governance

        In connection with the formation of our strategic partnership with Oi, we entered into various shareholders' agreements with Oi's current shareholders in order to regulate corporate governance practices within Oi, establish the rules, procedures and quorums for the approval of certain matters by

Oi's board of directors, board of executive officers and within Oi's shareholder structure, rights of first offer or first refusal in the sale of Oi's shares by its shareholders, tag-along rights and other provisions, and these rights allow us to play an active role in Oi's corporate governance. For example, our shareholders' agreements contemplate, among other things, a lock-up period for Portugal Telecom, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom of five years with respect to their ownership interests in AG Telecom, Pasa Participações S.A., LF Tel, EDSP75 Participações S.A. and TmarPart, a right of first refusal over a non-control sale of AG Telecom and LF Tel and over any sale of TmarPart, and a right of first offer and tag-along rights in case of a control sale of AG Telecom and LF Tel and (2) the need for our approval on certain corporate governance matters, including: (i) amendments to bylaws, (ii) mergers and acquisitions and shareholders agreements, (iii) dissolution, (iv) capital increases or reductions, (v) issuances of debt securities above a specified ratio and (vi) the annual budget and investments.

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

        After the Corporate Reorganization of Oi, Zeinal Bava and Shakhaf Wine were elected to serve on that board at the Oi S.A. shareholders meeting on April 30, 2012.

        In addition, on April 6, 2011, Otávio Marques de Azevedo, then the Chairman of TmarPart and a member of the board of directors of TNL, and Pedro Jereissati, Chief Executive Officer, Investor Relations Officer and a member of the board of directors of TmarPart, were appointed to our board of directors and their appointment was ratified at Portugal Telecom's general meeting of shareholders held on May 6, 2011.

        On October 25, 2012, Fernando Magalhães Portella, a member of the board of directors of Oi S.A., was appointed to our board of directors to replace Pedro Jereissati, who submitted his resignation on the same day. Otávio Marques de Azevedo continues to serve on our board, though he is no longer a member of the board of Oi S.A.

        Our shareholder agreements in connection with our strategic partnership with Oi are described in more detail below.

  Overview of TmarPart Shareholders' Agreements

        On April 25, 2008, TmarPart's shareholders entered into two shareholders' agreements. The shareholders' agreement among AG Telecom, LF Tel, Asseca Participações S.A. ("Asseca"), BNDESPar, Fiago and FASS as parties, having TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred to as the "Global Shareholders' Agreement." The shareholders' agreement among AG Telecom, LF Tel, Asseca and FASS as parties, having TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred as the "Control Group Shareholders' Agreement."

        On June 20, 2008, Asseca assigned its 352,730,590 common shares of TmarPart to LF Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., which merged with and into AG Telecom (later Luxemburgo Participações S.A.). As a result, Asseca ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement or the Control Group Shareholders' Agreement.

        In July 2009, Fiago assigned TmarPart shares it held to PREVI, PETROS, FUNCEF and FASS. As a result of such transaction, Fiago ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement.

        On January 25, 2011, TmarPart's shareholders amended the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, both effective as of March 28, 2011, to reflect our acquisition, through Bratel, of voting shares of TmarPart and to modify certain clauses of the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, including increasing the quorum requirements to hold pre-meetings and approve certain designated matters. AG, BNDESPar, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel are parties to the amendment to the Global Shareholders' Agreement, while TmarPart and Portugal Telecom executed the amendment as intervening parties. AG Telecom, Luxemburgo, LF Tel and FASS are parties to the amendment to the Control Group Shareholders' Agreement, while TmarPart executed such an amendment as intervening party.

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

  •
  the chief executive officer of TNL, together with the chief executive officer of each of the other material subsidiaries, will select the other executive officers of such material subsidiary;

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

        Under the Global Shareholders' Agreement, each of the shareholders party to it has agreed:

  •
  not to enter into other shareholders' agreements with respect to its TmarPart shares, other than (1) the Global Shareholders' Agreement, (2) the Control Group Shareholders' Agreement and (3) the shareholders' agreement entered into among Bratel, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom;

  •
  not to amend the Global Shareholders' Agreement, the Control Group Shareholders' Agreement or the shareholders' agreement entered into among Bratel, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom without the consent of all parties to the Global Shareholders' Agreement;

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

  •
  Oi will use part of the proceeds received from our investment in Oi to acquire up to 10% of the outstanding shares of Portugal Telecom. Based on the most recent information available to us, the Oi Group currently holds 10% of our outstanding shares.

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

  •
  that any TmarPart shares sold by a party to the Control Group Shareholders' Agreement to any other party to this agreement will remain subject to this agreement; and

  •
  that if a party to the Control Group Shareholders' Agreement sells all or part of its TmarPart shares to another party or to a third party, the purchaser(s) and the selling party, as the case may be, will be considered one voting block for the purposes of the Control Group Shareholders' Agreement (even if the purchaser(s) is/are already a party to the agreement) and that such voting block will hold pre-meetings prior to the meetings of the parties to the Control Group Shareholders' Agreement.

  PASA Participações S.A. and EDSP75 Participações S.A. Shareholders' Agreements

        Part of the structure we used in order to obtain our interest in Oi was to acquire an indirect 35% interest in AG Telecom and in LF Tel, through a direct investment in PASA Participações S.A. and EDSP75 Participações S.A., respectively. We have a 35% direct economic interest in PASA Participações S.A., and the remaining 65% economic interest in the company is held by Andrade Gutierrez Telecomunicações Ltda. Likewise, we have a 35% direct economic interest in EDSP75 Participações S.A., and the remaining 65% economic interest in the company is held by Jereissati Telecom. AG Telecom is wholly owned by PASA Participações S.A., and LF Tel is wholly owned by EDSP75 Participações S.A.

        In connection with our investments in PASA Participações S.A. and EDSP75 Participações S.A., on January 25, 2011, we entered into two shareholders' agreements, one with Andrade Gutierrez Telecomunicações Ltda. (in relation to PASA Participações S.A.) and another with Jereissati Telecom (in relation to EDSP75 Participações S.A.). The initial terms of these shareholders' agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties.

        These shareholders' agreements serve the purpose of regulating corporate governance within PASA Participações S.A. and EDSP75 Participações S.A. and streamlining decision-making process between us, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom in connection with our investments in Oi. For instance, under these shareholders' agreements:

  •
  pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders' Agreement and the Control Group Shareholders' Agreement; and

  •
  approval of certain matters are subject supermajority vote of the shareholders (e.g, approval of, and amendments to, the annual budget of PASA Participações S.A., EDSP75 Participações S.A., AG and LF Tel are subject to an 83% majority; the entering by PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel itno any loan agreements in excess of R$50 million, or the entering of any agreement imposing a pecuniary obligation on PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel in excess of R$50 million, are subject to a 90% majority; and any amendments to the Global Shareholders'

    Agreement or the issuance of preferred shares by PASA Participações S.A., EDSP75 Participações S.A., AG or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders' Agreement (defined as a "material decision" under the PASA Participações S.A. and EDSP75 Participações S.A. shareholders' agreements), among other matters, are subject to the unanimous vote of the shareholders).

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

  •
  tag-along rights for our benefit in case of the sale of PASA Participações S.A. and EDSP75 Participações S.A. shares by Andrade Gutierrez Telecomunicações Ltda. or Jereissati Telecom, as the case may be;

  •
  a general restriction on the sale of the shares issued by PASA Participações S.A. and EDSP75 Participações S.A. by Andrade Gutierrez Telecomunicações Ltda. or Jereissati Telecom, as the case may be, to our competitors; and

  •
  a general right to PREVI, PETROS, FUNCEF and BNDESPAR, while they remain shareholders of TmarPart, or to any third parties which may acquire the shares held by these companies in TmarPart, to substitute Andrade Gutierrez Telecomunicações Ltda. or Jereissati Telecom in the exercise of their preemptive rights under the PASA Participações S.A. and EDSP75 Participações S.A. shareholders' agreements in case we decide to sell our shares in PASA Participações S.A. and/or EDSP75 Participações S.A.

  BNDESPar, PREVI, PETROS and FUNCEF Shareholders' Agreement

        On January 25, 2011, PREVI, PETROS, FUNCEF, BNDESPAR, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom entered into a voting bloc shareholders' agreement. The purpose of this shareholders' agreement is to regulate the exercise of voting rights with respect to, and general governance in connection with, PASA Participações S.A. and/or EDSP75 Participações S.A. in case of the sale of our interest in PASA Participações S.A. and/or EDSP75 Participações S.A. and the acquisition of such interest by any of PREVI, PETROS, FUNCEF or BNDESPAR, in which circumstance the purchaser, or purchasers, of our interest in PASA Participações S.A. and/or EDSP75 Participações S.A. will be deemed to be a single bloc and will succeed us in all our rights and obligations. We are not party to this shareholders' agreement, and no obligation or right is imposed or conferred upon us.

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

Other Brazilian Operations

  Brazilian Contact Center Operations

        Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX Participações S.A. ("CTX"), the controlling shareholder of Contax Participações S.A. ("Contax Participações") and Contax S.A. ("Contax"). Even before our investment in Contax, we provided call center services in Brazil through our subsidiary Dedic, S.A. ("Dedic"), and Dedic's subsidiary GPTI—Tecnologias de Informação, S.A. ("GPTI") provided IT/IS services in Brazil. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. On April 2, 2013, in connection with Contax's corporate reorganization, we increased our economic interest in Contax to 21.1%. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011. The impact of the proportional consolidation of Contax for the year ended December 31, 2012 and the nine months between April 1 and December 31, 2011 (including Dedic and GPTI from July 1, 2011) was €477.3 million (R$1,197.3 million) and €358.8 million (R$834.8 million), respectively.

        Dedic and GPTI had consolidated revenues of R$311.5 million (€133.9 million) from January 1, 2011 through June 30, 2011, the period before they merged with Contax. Dedic's revenues were R$479.4 million in 2010 (€205.6 million) and R$402.3 million in 2009 (€145.2 million), and GPTI's operating revenues were R$133 million in 2010 (€56.9 million).

        In April 2011, Contax acquired 100% of Allus Global BPO Center ("Allus") for R$245 million. Consequently, the results of Contax include the results of Allus as from May 1, 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and has commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming a global BPO (Business Process Outsourcing) provider, dedicated to supporting its clients throughout their customer relationship chain.

  Strategic Partnership with Contax

        AG and LF Tel, two of the significant shareholders of TmarPart, are also the controlling shareholders of CTX, the parent company of Contax Participações and Contax. In connection with the Oi transaction, we agreed to merge Dedic and GPTI with Contax in return for common and preferred shares of Contax. In this transaction, we acquired a 16.2% interest of CTX for consideration of R$116 million. Following the exchange of our interest in Dedic and GPTI for an additional economic interest in Contax, we raised our interest in CTX to 19.9% through the contribution of a portion of the Contax preferred shares we had through this exchange. Also in connection with this transaction, we received net cash of approximately R$162 million from the reimbursement by Contax of shareholder loans we had granted to Dedic prior to this transaction.

        Following the merger of Dedic and GPTI with Contax, we held a 19.5% economic interest in Contax through a 44.4% direct and indirect interest in CTX, which held 34.0% of Contax, and a 4.3% direct economic interest in Contax. Our direct economic interest in Contax consisted of 7.0% of Contax's outstanding preferred shares.

        On April 2, 2013, Contax undertook a corporate reorganization in connection with its migration to Level 2 Corporate Governance of the BM&FBOVESPA. In the corporate reorganization, CTX's shareholders, including Portugal Telecom, received a premium in shares of 25% of common shares held by them, and Contax absorbed CTX's total indebtedness. As a consequence of the corporate reorganization, we hold (1) a 21.1% economic interest in Contax through a 44.4% direct and indirect interest in CTX, which holds 27.5% of Contax, (2) a 35% direct stake in holdings AG and LF which each hold 3.9% in Contax and (3) a 6.2% direct economic interest in Contax.

        In connection with our initial investment in CTX and Contax, on January 25, 2011, we entered into a shareholders' agreement with the other CTX shareholders, that is, AG Telecom, Luxemburgo, LF Tel and FASS through our subsidiary Portugal Telecom Brasil S.A., effective as of March 28, 2011 and amended on March 11, 2013 in connection with Contax's corporate reorganization (the "Contax and CTX Shareholders' Agreement"). AG Telecom, Luxemburgo, LF Tel, FASS and Portugal Telecom Brasil S.A. are parties to the Contax and CTX Shareholders' Agreement, while CTX, Portugal Telecom, Andrade Gutierrez Telecomunicações Ltda., PASA Participações S.A., La Fonte Telecom S.A. (now known as Jereissati Telecom S.A.) and EDSP75 Participações S.A. are intervening parties in the Contax and CTX Shareholders' Agreement.

        Under the Contax and CTX Shareholders' Agreement, we have similar rights to those contained in the Global Shareholders' Agreement and the other shareholders' agreements described above under "—Brazilian Operations (Oi)—Strategic Partnership with Oi," and, accordingly:

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

        In addition, (i) as long as we hold at least 10% of CTX's voting share capital, we have the right to appoint two members to the board of directors of both CTX and Contax Participações; (ii) as long as we hold at least 5% of CTX's voting share capital, we have the right to appoint one member to the board of directors of both CTX and Contax Participações; (iii) as long as we hold at least 11% of CTX's voting share capital, we have the right to appoint one member to the board of executive officers of CTX. Also, under the Contax and CTX Shareholders' Agreement, we have the right to veto one among three of the nominees appointed by AG Telecom, Luxemburgo, LF Tel and FASS to the position of chief executive officer of Contax.

        The Contax and CTX Shareholders' Agreement also contemplates preemptive rights to the shareholders with respect to the transfer of CTX's shares and tag-along rights in case of the sale of CTX's shares by its shareholders. More importantly, however, (i) the corporate control in any of CTX's shareholders may not be transferred without such shareholder first offering its CTX's shares to the other CTX shareholders in accordance with the procedures contained in the Contax and Shareholders' Agreement concerning the rights of first offer; and (ii) should we cease to be a TmarPart shareholder, our interest in CTX may be redeemed or exchanged in accordance with the procedures established in the Contax and CTX Shareholders' Agreement.

        The first term of the Contax and CTX Shareholders' Agreement expires on March 11, 2053 or if and when Contax Participaçoes migrates to the highest level of BM&FBOVESPA's levels of corporate governance, the New Market (Novo Mercado), whichever happens first. The term of the Contax and CTX Shareholders' Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Assets in Africa and Asia

        The table below provides the highlights of our main assets in Africa and Asia as of December 31, 2012.

	Portugal Telecom Direct Interest	Revenue in Local Currency (millions)(1)	Margin	Revenue in EUR (millions)(1)
Unitel, Angola(2)(4)	25.00%	2,043	58.1%	1,590
MTC, Namibia(3)(4)	34.00%	1,901	47.5%	180
Cabo Verde Telecom, Cape Verde(3)(4)	40.00%	8,336	49.4%	76
CST, S. Tome & Principe(3)(4)	51.00%	293,723	24.9%	12
CTM, Macau(2)	28.00%	4,922	27.6%	480
Timor Telecom, East Timor(3)	41.12%	75	55.8%	58

(1)
Figures account for 100% of the company. We have management contracts with CVT, CST and Timor Telecom.

(2)
Equity consolidation method.

(3)
Full consolidation method.

(4)
These interests are held by Africatel, which is 75% controlled by us.

  Africatel Holding Company

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

  Unitel, Angola

        In 2000, we acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. Unitel began operations in Luanda in 2001. Because of the 25% interest in our subsidiary Africatel held by Helios, we have an economic interest of 18.75% in Unitel.

        As of December 31, 2012, Unitel had 8,980 thousand subscribers, of which 98.6% were holders of prepaid cards. During 2012, Unitel had 1,526 net additions, with subscriber growth occurring both in Luanda, the capital of Angola, and in other districts.

        Services.    Unitel provides services in the following customer segments:

  •
  Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multimedia services provided to personal (i.e., individual) customers.

  •
  Enterprise services, including Corporate and SME/SoHo services, which are services provided to corporate and medium and small business customers, to whom Unitel offers integrated data and business solutions.

  •
  Residential services, which include integrated networks inside the customers' homes, enabling the simultaneous connection of multiple devices, including fixed line telephones, PCs, tablets and smartphones.

  •
  Wholesale and other services, which primarily include wholesale telecommunications services.

        During 2012, Unitel launched several initiatives, including successful marketing campaigns aimed at promoting voice usage and increasing penetration of the market for mobile broadband services. Unitel's marketing campaigns and offerings included:

  •
  several smartphone campaigns, with specific pricing plans, including internet use;

  •
  a wide range of handset choices for different categories of customers;

  •
  wifi routers, dongles, PCs and tablets;

  •
  voice stimulation campaigns, offering free calls during some hours of the day;

  •
  recharge campaigns, offering incentives to customers who recharge their prepaid cards;

  •
  expansion of voice and data roaming agreements;

  •
  campaigns permitting customers to transfer recharges of prepaid cards among Unitel subscribers;

  •
  the launch of 4G services in Luanda in December 2012; and

  •
  the enlargement of Unitel's portfolio of enterprise services.

        Unitel also launched several initiatives aimed at strengthening both its direct and indirect distribution channels, increasing both its capillarity and efficiency. Unitel also developed institutional advertising of its different services, focusing on its functionalities and advantages.

        Network.    During 2012, Unitel continued its investments to expand its fiber optic network, both in Luanda, in other large Angolan cities and between them. Unitel also made investments in its 2G and 3G networks in order to improve its coverage and capacity, aiming to address the telecommunications needs of a larger number of customers and to improve the quality of its services. At the end of the year, Unitel launched 4G services in Luanda.

        Competition.    Unitel is the market leader in Angolan mobile market. Movicel, the other mobile operator, also launched several marketing initiatives during 2012, including smartphone campaigns, new pricing plans for SMEs and campaigns to permit customers to transfer recharges among Movicel subscribers. We expect that a third mobile license may be awarded in the future.

        Financial results.    Unitel's total gross operating revenues were US$2,043.0 million in 2012 (€1,590.1 million), US$1,784.0 million in 2011 (€1,281.8 million) and US$1,502.0 million in 2010 (€1,132.8 million). Revenues increased in 2012 and 2011 primarily because of continuing growth in prepaid traffic.

        Unitel's costs were US$1,067.8 million (€831.1 million) in 2012, US$985.6 million (€708.0 million) in 2011 and US$815.3 million (€614.9 million) in 2010. Unitel's income before taxes was US$964.5 million (€750.7 million) in 2012, US$867.0 million in 2011 (€622.8 million) and US$773.5 million in 2010 (€583.4 million). Unitel's costs generally rose in line with its revenues. Over time, as Unitel expands into more remote areas of Angola, its costs are expected to increase and lead to a decrease in its margins, but Unitel expects to continue to record strong margins in the near future. Through the end of 2012, Unitel was not subject to corporate income taxes in Angola, and, consequently, its net income equaled its income before taxes. In 2013, it is expected that Unitel will begin paying corporate income taxes.

        Dividends.    In 2012, we received dividends of €49.9 million from Unitel, compared to €125.9 million in 2011 and €44.1 million in 2010. The dividends we received in 2012 relate to Unitel's 2010 earnings, and the dividends we received in 2011 and 2010 relate to Unitel's 2009 earnings and a portion of its 2008 earnings, respectively.

        For more information about our investment in Unitel, see Notes 33, 47(h) and 48(a) to our audited consolidated financial statements.

  Other African Investments

        Cabo Verde Telecom, Cape Verde.    Africatel owns 40% of the share capital of Cabo Verde Telecom. Cabo Verde Telecom provides fixed and mobile services in the Cabo Verde Islands.

        As of December 31, 2012, Cabo Verde Telecom had 70.2 thousand fixed lines in service, which represents approximately 15.6 fixed main lines per 100 inhabitants. Cabo Verde Telecom had 322.4 thousand active mobile telephone cards as of December 31, 2012, of which 98.5% were prepaid customers.

        Cabo Verde Telecom's total gross operating revenues were €75.6 million in 2012, €83.7 million in 2011 and €84.0 million in 2010. Revenues in 2012 were primarily impacted by the the international accounting rule IFRIC 12.

        During 2012, CVT launched several commercial offers, both in mobile and fixed, aimed at promoting usage and customer loyalty, including: (1) new broadband offers based on 3G services; (2) Powa Swag—youngesters pricing plan; (3) Grilo ao Segundo—new all net pricing plan, and (4) international vouchers. Broadband and IPTV customers, represent 27.8% and 9.8% of the fixed line customer base, respectively.

        MTC, Namibia.    In 2006, we acquired 34% of the capital of MTC, a Namibian mobile operator. In connection with this transaction, we entered into an agreement with the other shareholders of MTC that allows us to set and control the financial and operating policies of this company. As of December 31, 2012, MTC had 2,146,8 thousand customers, of which 94.3% were customers under prepaid plans. MTC's revenues were 1,901 million Namibian dollars (€180.2 million) in 2012, 1,608.3 million Namibian dollars (€159.3 million) in 2011 and1,444.0 million Namibian dollars (€148.9 million) in 2010.

        In 2012, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman. MTC's higher capital expenditures in 2012 reflected investments in the African submarine cable, optical fiber and 4G which should translate into future growth.

        CST, São Tomé and Principe.    Africatel owns 51.0% of the share capital of CST-Companhia Santomense de Telecomunicações, S.A.R.L. ("CST"), which provides fixed and mobile services in São Tomé and Principe.: As of December 31, 2012, CST had 122.2.0 thousand mobile customers. CST's revenues were €12.0 million in 2012, €11.9 million in 2011 and €12.7 million in 2010.

  Asia

        We have investments in Asia in CTM and in Timor Telecom.

        CTM, Macau.    We have a 28% interest in CTM, a provider of fixed and mobile telephone services in Macau. Macau, situated near Hong Kong on the coast of Guangzhou Province, China, was a territory administered by the Portuguese government until December 1999, when it was transferred to the People's Republic of China. The other shareholders of CTM are Cable & Wireless Communications Plc (CWC), whose 51% controlling stake is held through its wholly-owned subsidiary Sable Holding Limited ("Sable"), CITIC Telecom with 20% stake and Direcção dos Serviços de Correios e Telecomunicações de Macau with a 1% stake.

        As of December 31, 2012, CTM had 172.1 thousand fixed main lines in service. This figure represents approximately 29.6 fixed main lines per 100 inhabitants. CTM's mobile telephone services had 746.0 thousand customers as of December 31, 2011.

        CTM's total gross operating revenues were 4,922.2 million Patacas (€479.5 million) in 2012, 3,978.9 million Patacas (€356.5 million) in 2011 and 2,760.2 million Patacas (€260.1 million) in 2010. Revenue growth in 2012 was mainly driven by an increase in equipment sales. Mobile service revenues increased by 10.0% in 2012, as compared to 2011, mainly impacted by growth in data revenues, which accounted 26.1% of mobile service revenues. In 2011, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

        In January 2013, we announced entering into a definitive agreement for the sale of our minority equity stake in CTM, representing 28% of CTM's share capital, to CITIC Telecom. Under this agreement, we expect to receive total proceeds of US$411.6 million, subject to certain adjustments, on a cash-free and debt-free basis and assuming a normal level of working capital. The transaction has been approved by our Board of Directors and is conditioned upon the satisfaction of certain conditions, including the successful completion of the transfer to CITIC Telecom of an equity stake representing 51% of the share capital of CTM held by Sable and the approval of both transactions by the Government of Macau and by the relevant governmental and regulatory authorities in the People's Republic of China.

        CITIC Telecom and Portugal Telecom also entered into a strategic alliance agreement to capitalize on their expertise in the telecom sector and in the identification of ICT investment opportunities in order to create value for their respective shareholders. Pursuant to this strategic alliance agreement, CITC Telecom will select us as the CITIC Telecom Group?s strategic ICT service provider.

        Timor Telecom, East Timor.    We have a 41.12% interest in Timor Telecom, S.A. ("Timor Telecom"), a telecommunications provider for fixed and mobile services in East Timor. As of December 31, 2012, Timor Telecom had a total mobile customer base of 628.8 thousand and 3.3 thousand fixed lines.] Timor Telecom's revenues were US$74.6 million in 2012 (€58.1 million), US$66.4 million in 2011 (€47.7 million) and US$57.2 million in 2010 (€43.2 million). In 2012, data revenues accounted for 16.8% of mobile service revenues.

        In 2012, Timor Telecom launched new pricing plans with more competitive tariffs and experienced positive results in usage levels and revenue generation. Timor Telecom also strengthened its distribution network in 2012.

Shared Services Companies

        PT SI.    PT Sistemas de Informação, S.A. ("PT SI") is the group unit responsible for data centers, information systems and information technology activities of our business units in Portugal. PT SI provides integrated information systems and information technology services to our business units in Portugal, as well as to our existing and new customers. We hold 100% of the share capital of PT SI.

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

        For a list of our significant subsidiaries, see Exhibit 8.1 to this annual report, which is incorporated herein by reference. For further details on our percentage interest in our subsidiaries and their business activities, see the exhibits to our audited consolidated financial statements.

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

  •
  R. Postiguinho Valadares, 12, Castelo Branco, Portugal (9,464 square meters);

  •
  Av. Carvalho Araújo, 629, Vila Real, Portugal (9,030 square meters);

  •
  Av. Infante D. Henrique/Praça Vasco da Gama, Ponta Delgada, Açores, Portugal (7,738 square meters);

  •
  Av. Doutor João Martins Azevedo, 21, Torres Novas, Portugal (7,112 square meters);

  •
  Av. de Zarco, Funchal, Portugal (7,025 square meters);

  •
  Praceta Nuno Rodrigues dos Santos, 9, Lisboa, Portugal (5,735 square meters);

  •
  Rua 9 de Julho, Beja, Portugal (5,331 square meters);

  •
  R. do Casal Velho, Santo Tirso, Portugal (4,809 square meters);

  •
  R. Menino Jesus, n° 1, Évora, Portygal (4,772 squere meters);

  •
  Rua Visconde Santarém 32, Lisboa, Portugal (4,601 square meters);

  •
  R. D. Estefânia 78/82, Lisboa, Portugal (4,441 square meters);

  •
  R. Maria Veleda, 1, Lisboa, Portugal (4,333 square meters);

  •
  Av. Fontes Pereira de Melo 32, Lisboa, Portugal (3,293 square meters);

  •
  Rua Conde Redondo 61, Lisboa, Portugal (2,783 square meters); and

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

Competition on a Global Level

        Globally, as telecommunications operators strive to cope with network investments, the sector is facing a significant increase in competition in mature markets in both fixed and mobile communications. In the wireline market, traditional telecommunications companies are threatened by both cable and mobile operators. Cable companies placing a significant bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fiber solutions. In Europe alone, the number of DOCSIS 3.0 households is expected to grow 44% annually up to 2015. On the other hand, LTE is being rolled out around the world, and its high speed and low latency create an opportunity for mobile operators to compete in the residential arena.

        In the mobile market, competition has also intensified, due largely to regulators pushing for an aggressive decrease in mobile termination rates, which in Europe are expected to reach €0.019 per minute in the short term. These levels create opportunities for aggressive offerings by operators using low-cost all-net bundles that dilute incumbent operators' network externalities. These offers are being launched in several countries with strong customer acceptance.

        The broad telecommunications sector is expected to continue to expand at a global level, but an increasing market share is now occupied by adjacent sector players such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and billing relationships over which users access services from adjacent players such as well-known companies offering music, video, photos, apps and retail. These adjacent competitors are building strong global brands. For example, in the equipment manufacturers market, Apple and Samsung accounted for 50% of total global revenues, up from only 16% in 2007. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators, but also creating significant opportunities. In fact, between 2011 and 2012 there have been more than 300 deals globally in which telecommunications operators acquired adjacent competitors, such as cloud providers, internet companies or software developers.

Competition Facing Our Portuguese Operations

        We face heavy competition from various telecommunications operators. In 2012, our primary competitors in Portugal included ZON (with Unitel International Holdings, B.V., with a qualified participation of 18.81%, and Kento Holding Limited, with a qualified participation of 10%, as the main shareholders, as well as certain Portuguese financial institutions), Sonaecom (which is 53.92% owned by Sonae, SGPS, S.A. and 20% owned by France Telecom, branded as Optimus), Vodafone Portugal (a Vodafone Group subsidiary), Oni Telecom—InfoComunicações, S.A. (60.9% owned by Riverside Europe Telecom LLC fund and 34.6% owned by Gestmin SGPS), Cabovisão (previously 100% owned by Cogeco Cable, the fourth largest Canadian cable operator, which sold it to Altice, a European private equity group that owns Numericable, the leading cable operator in France, in early 2012), AR Telecom and Colt.

        The competitive landscape is expected to change significantly in Portugal with the announcement in January 2013 of the merger of ZON, the largest cable operator, and Sonaecom, the third largest mobile operator, to create a new integrated telecommunications operator in Portugal, subject to regulatory approval and other closing conditions. This transaction is expected to further increase the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON and Optimus leverage their position as an integrated telecommunications operator. Quadruple-play services offered by the new company would compete with our M4O service, the first quadruple-play service in Portugal launched in January 2013.

        ZON's announced deal with Sonaecom continues its recent trend in expansion into other business segments. ZON is our primary competitor in the Pay-TV business in Portugal, and due to increasing competition in its core business, ZON has acquired several competitors and businesses in the past few years, such as the acquisition of the residential business of AR Telecom (which was approved by the Competition Authority in March 2012), and has expanded into other business segments, such as fixed voice, internet and voice and data mobile services.

        The announced transaction between ZON and Sonaecom illustrates a broader trend in recent years in which operators that were previously more focused on one service have diversified their operations through the launch of bundled offers with a strong focus on triple-play services. This strategy has been followed by several players, namely Meo (our own brand), ZON, Cabovisão, Vodafone and Sonaecom. Among these players, both Portugal Telecom and ZON have a strong triple-play customer base (Portugal Telecom with 833 thousand customers in 2012, an increase of 22.6% from 2011, and ZON with 773 thousand customers, an increase of 9.0% from 2011). Of our fixed line customers, 32.0% have triple-play services, and 63.9% of ZON's cable TV customers have triple-play services, according to ZON's press release announcing its 2012 financial results. We compete in terms of content and price through the launch of bundle offers combining several services.

        In the fixed voice market, Portugal had a penetration of 43.2 per 100 inhabitants in 2012 (compared to 42.5% in 2011), a positive evolution that is taking place mainly due to the bundle strategy being carried out in the residential segment, particularly through dual-, triple- and quadruple-play bundles.

        According to ANACOM, we held an estimated 57.2% market share of access lines in (compared to 58.6% in 2011). The fixed voice market in Portugal is mainly a direct access market, which resulted from operators being more focused on direct access commercial offers and placing strong emphasis on customer migration from pre-selection configurations. Measures such as call-by-call selection (introduced in January 2000), carrier pre-selection (introduced in October 2000) and number portability (introduced in July 2001) did not have a significant impact on that dynamic. According to ANACOM, as of December 31, 2012, there were approximately 110 thousand clients in pre-selection, the lowest figures since 2001. Using the same source, we had an estimated 54.1% market share of total outgoing traffic in 2012, a decrease of 2.6 percentage points compared to 2011.

        By the end of 2012, fixed broadband Internet reached 2.3 million customers in Portugal, with market penetration at 22.6 per 100 inhabitants, up from 21.1 per 100 inhabitants in 2011, and still showing a significant upside potential. According to ANACOM, we are the top providers of these services, with 51.3% market share, an increase of 2.0 percentage points from 2011.

        The Pay-TV market has a total of 3,122 thousand customers, according to ANACOM data, representing a 53.3% penetration of Portuguese households. ZON is the current market leader with a 50.2% market share, representing a decrease of 3.1 percentage points from 2011. Our brand, Meo, has gained market share, reaching 39.2% in 2012, representing an increase of 3.7 percentage points from 2011. Cabovisão's market share was 7.8% in 2012, a decrease of 0.9 percentage points from 2011, while the remaining players have not been able to achieve relevant market shares.

        By the end of 2012, there were approximately 159.3 active mobile cards per 100 inhabitants in Portugal, making it one of the European countries with the highest adoption rate of mobile services. This level of penetration derives from a dynamic market, mostly based on prepaid services, where operators are focused on providing an extended product portfolio in order to address an extensive range of communication needs for their customers.

        In the mobile market, TMN (our mobile operation) competes with Vodafone Portugal and Optimus, the two other mobile network operators licensed to provide mobile telephone services in Portugal. In 2007, CTT, the Portuguese postal company, launched "Phone-ix," an MVNO (Mobile Virtual Network Operator) supported by TMN's network, and in 2008, ZON launched an equivalent structure under the brand "ZON Mobile," a mobile virtual operation hosted by Vodafone Portugal's network. In 2012, an international MVNO, Lycamobile, was launched in Portugal, supported on Vodafone's network, focusing on offering low-cost international voice and data services targeting a niche market mainly composed of immigrant communities. In late 2012, another MVNO, Vectone, was announced to enter the market in 2013, supported on Optimus' network, but it has yet to be launched. Neither MVNO has, so far, been able to gain relevant market share.

        Due to their shareholder structures, Vodafone Portugal and Sonaecom (Optimus) have access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes) to compete aggressively against TMN in the Portuguese mobile telephone market. In addition, by strengthening their position in the mobile business, these assets enable them to compete more directly and aggressively in the fixed line services.

        According to figures from ANACOM, as of the end of 2012, TMN had a 43.5% market share in terms of active mobile cards in the Portuguese market, up 0.6 percentage points from 2011. Market share leadership is and will continue to be TMN's priority, as the main mobile competitors, Vodafone Portugal and Optimus, are expected to continue to market their services aggressively. All operators are expected to leverage new convergent fixed-mobile offers to reduce churn and secure their market shares in both the residential and personal markets.

        With respect to mobile broadband service, according to ANACOM data, there were 978 thousand customers using dongles/modems by the end of 2012, down from 1,134 thousand customers at the end of 2011. This decrease is primarily explained by (1) the growth in fixed broadband Internet access, enabling wireless access at home through wifi routers, (2) the increased penetration of smartphones and tablets that enable email and internet access and (3) the challenging economic backdrop.

Residential Services

        We face strong competition from fixed line operators as well as from mobile players. Currently, all mobile network operators have commercial offers that are a direct alternative to our fixed line telephone services, competing for the same customers. Residential services supported by mobile networks are offered by all mobile operators. In addition, these have also launched low-cost brands that are designed to reach the lower-end segment of the mobile market and have also had an effect on fixed line retail service.

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

        We have committed to an ambitious FTTH roll-out strategy in the past few years, reaching approximately 1.6 million homes by the end of 2012. ZON and Cabovisão have leveraged their coaxial cable networks to upgrade to the DOCSIS 3.0 standard. Sonaecom and Vodafone have based their offers mainly on IPTV, relying on lines leased from PT and their own FTTH network, which is being rolled out. The two joined forces to share their fiber-based networks, reaching approximately 500,000 households in 2012, mainly in the Greater Lisbon and Greater Oporto regions. ANACOM is analyzing the creation of a wholesale fiber offer outside these two regions, which would enable our competitors to access any FTTH network rolled out by us outside the designated "competitive areas." We are currently considering the possibility of a further roll-out to an additional one million households to reach 2.6 million FTTH households and launching a wholesale offer for the other competitors.

Personal Services

        Several years ago in 2008, an important development occurred in the Portuguese mobile market with the launch of aggressive on-net differentiated pricing plans, known as "tribal plans," led by Optimus (with "Tag") and followed by TMN (with Moche) and Vodafone Portugal ("Extreme" and "Extravaganza"). These tribal plans, targeting the youth segment through strong marketing campaigns, reached beyond this segment and became mass market plans with a strong relative presence in the personal mobile market.

        In addition to the tribal plans, some postpaid, on-net oriented bundles of "voice+internet" were launched by the three major mobile operators, namely TMN (with tmn unlimited), Optimus (with "Smart") and Vodafone (with "Best"). The focus on on-net oriented flat rate plans and bundles of "voice+internet," which offer unlimited on-net voice calls, led to an increase in minutes of usage and an erosion of average revenue per minute.

        In early 2011 TMN expanded its pricing plan portfolio with the launch of e nunca mais acaba, a prepaid flat-fee, on-net pricing plan that expands the tribal plan concept to all TMN customers, a move later followed by Vodafone (with "Vita 0") and Optimus (with "Zero").

        In April 2012, TMN launched a tribal plan, moche sub-25, specifically designed for the youth segment, restricting new additions to those able to prove they are 25 years old or younger. This under-25 tribal plan has a different monthly fee and includes additional services that are appealing to this segment, such as music streaming, unlimited all-net SMS and an internet data allowance. This movement was followed by Optimus with the launch of "TAG sub-25." Vodafone chose not to launch an under-25 tribal plan, decreasing instead the monthly fee and adding internet data allowance to its mass market tribal plans. TMN and Optimus followed Vodafone's movement in their mass market tribal plans.

        Mobile operators are also undertaking aggressive marketing efforts, often offering a subscription fee that allows access to cheaper communications during a limited period. Aggressive pricing structures and campaigns have stimulated usage at the expense of eroding retail revenues. TMN has recently launched marketing campaigns focused on its under-25 tribal plan, using its new tariff plan to better segment the market and target its efforts more efficiently.

        All mobile operators launched 4G LTE commercial offers in early 2012, both in the form of smartphones and dongles, and they have been marketing them aggressively. Operators have also been focusing on extending LTE network coverage as quickly as possible, with TMN reaching 90% of the population by December 2012.

        In the mobile broadband market, the competitive landscape has been challenging. Both in 3G and 4G tariff plans, Vodafone and Optimus have promoted their services aggressively through pricing campaigns under which they decrease the monthly fee during a certain period, as well as subsidize USB dongles.

        In early 2012, TMN launched a multi-SIM offer that can be used both in 3G and 4G tariff plans. This multi-SIM offer allows both TMN mobile broadband and smartphone users to share their data tariff alowance with more than one device.

        Mobile revenues have been under pressure not only from the competitive dynamics but also due to the regulatory framework. Mobile termination rates declined approximately 82% from €0.07 in 2008 to €0.0127 in 2012. Roaming revenues have also been a subject of regulation, as caps both for retail voice and data roaming services have been implemented. In 2012, the retail voice cap per minute originated and per minute received were €0.29 and €0.08, respectively, and the retail data cap was €0.70. These caps will decrease in the coming years. In 2013, the retail voice and data caps are expected to be €0.24 per minute originated, €0.07 per minute received and €0.45 per megabyte.

Enterprise Services

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

Competition Facing Oi in Brazil

        Oi's industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers. Oi faces intense competition in all the areas in which it operates from other mobile service and fixed line operators. Many of these competitors are part of large, national or multinational groups and have access to financing, new technologies and other benefits that are derived from being a part of such a group. Fixed line operators generally charge much lower tariffs than mobile service providers.

Local Fixed Line Services

        In the local fixed line telecommunications services market in Brazil, competition has historically been focused on corporate customers. However, recently competitors have begun compete in the consumer market with bundles or services targeted to the needs of lower income customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed line traffic to mobile traffic and the substitution of mobile services in place of fixed line services, encouraged by offers of aggressively priced packages from some mobile telecommunications services providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications services providers that use the local fixed line networks of incumbent fixed line providers to offer lower prices to their customers.

        As of December 31, 2012, Oi was the leading provider of local fixed line services in Region I and Region II with 11.8 million fixed lines in service in Region I and 6.7 million fixed lines in service in Region II. Based on the most recent information available from ANATEL, as of May 31, 2012, Oi had an estimated market share of 71.2% of the total fixed lines in service in Region I and an estimated market share of 64.7% of the total fixed lines in service in Region II. Oi's principal competitors for fixed line services are (1) Embratel, which had an estimated market share of 18.2% of the total fixed lines in service in Region I and an estimated market share of 11.7% of the total fixed lines in service in Region II as of May 31, 2012, based on the most recent information available from ANATEL, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 5.6% of the total fixed lines in service in Region I and an estimated market share of 19.6% of the total fixed lines in service in Region II as of May 31, 2012, based on the most recent information available from ANATEL.

        Embratel provides local fixed line services to residential customers through fixed devices that receive wireless signals from a single transmission tower located near the subscriber's residence and through the cable network owned by its subsidiary Net in the portions of Region I and Region II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Oi expects competition from Embratel to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where it continues to expand its local fixed line network.

        GVT has been increasing its competitive activities in Region I and Region II, expanding its fiber optic network in high-income residential areas and increasing its services to small- and medium-sized businesses. Oi expects competition from GVT to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, and in some medium size cities with population in the range of 350,000 to 1,000,000, where GVT continues to expand its local fixed line network.

        Oi expects to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed line service market. As of December 31, 2012, there were 132.2 million mobile subscribers (including Oi's mobile customers) in Region I, an 8.4% increase over December 31, 2011, and there were 66.5 million mobile subscribers (including Oi's mobile customers) in Region II, a 9.4% increase over December 31, 2011, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed line subscribers and the volume of local fixed line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider's network at rates that are less than those charged for calls from a fixed line telephone to a mobile telephone, Oi believes that it may be vulnerable to traffic migration as customers with both fixed line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Long-Distance Services

        The long-distance services market in Brazil is highly competitive. As of May 31, 2012, based on the most recent information available from ANATEL, (1) of the total number of national long-distance minutes originated in Region I, Oi had a market share of 8.6%, ranking behind TIM with 57.9% and Embratel with 30.7%, (2) of the total number of national long-distance minutes originated in Region II, Oi had a market share of 18.3%, ranking behind TIM with 49.4% and Embratel with 26.6%, and (3) of the total number of national long-distance minutes originated in Region III, Oi had a market share of 11.1%, ranking behind TIM with 34.0%, Embratel with 28.9% and Telesp (a subsidiary of Telefónica) with 22.6%.

        Oi's principal competitors for long-distance services are TIM and Embratel, which are currently offering long-distance services throughout Brazil at rates that are charged on a per-call, rather than per-minute, basis. As a result of its commencement of mobile services in Region III, Oi has also begun to compete with Telesp, which is the incumbent fixed line service provider in Region III.

        Generally, Oi believes callers placing fixed line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed line service. Similarly, callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed line service. However, increased competition from long-distance service providers has resulted in pressure on the long-distance rates and adversely affected Oi's revenue from these services.

        In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact Oi's revenues from mobile long-distance calls if Oi's mobile customers migrate to its competitors to remain within the network of the people to whom they plan to place long-distance calls. However, as a result of the increased use of SIM card-only strategies by other mobile service providers, there is a trend among Brazilian prepaid customers to purchase SIM cards from multiple mobile service providers to maximize the number of calls that they can make which are covered by these promotional offers.

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

Mobile Services

        The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. Oi competes primarily with the following mobile services providers, each of which provides services throughout Brazil:

  •
  Telefónica, which is a subsidiary of Telefónica S.A., and which markets its personal services under the brand name "Vivo";

  •
  TIM, which is a subsidiary of Telecom Italia S.p.A.; and

  •
  Claro, which is a subsidiary of América Móvil.

        In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel launched commercial services on its 3G network in December 2012. Nextel's entrance in the market could increase competition for mobile services as it expands its network.

        As of December 31, 2012, based on information available from ANATEL, Oi had a market share of 18.8% of the total number of subscribers in Brazil, ranking behind Vivo with 29.1%, TIM with 26.9%, and Claro with 24.9%, and Oi captured 19.0% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2012.

        Competitive efforts in the Brazilian mobile telecommunications services market generally take the form of handset subsidies in the postpaid market and traffic subsidies in both the prepaid and postpaid market. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

Data Transmission Services

        Cable television providers that offer broadband services, particularly Net, represent Oi's principal competition in the data transmission services market in Brazil. Oi faces competition from these providers that offer integrated packages, consisting of Pay-TV services, broadband and voice telephone services to cable television subscribers who, in general, have more purchasing power than other consumers.

        Oi's principal competitors in the commercial data transmission services market are Embratel, GVT and Telefónica. The commercial data transmission services market is significantly less regulated than the fixed line, long-distance and mobile services markets. Along with growth in traffic volume and increasing demand for broadband capacity, Oi expects significant price reductions in data transmission services as competitors expand their networks. In recent years, there has been a shift in competition towards value-added services provided over IP platforms and VPN services.

Pay-TV Services

        In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of Pay-TV services. As a result, the Pay-TV market in Brazil has a lower penetration rates as compared to developed countries, and even to other Latin American countries, such as Argentina, Chile and Mexico. Penetration rates for Pay-TV services have grown from 8.0% of Brazilian households in 2005 to 28.2% in 2012. According to information available from ANATEL, the Brazilian Pay-TV services market grew by more than 27.0% in 2012.

        The primary providers of Pay-TV services in Region I and Region II in Brazil are SKY, which provides DTH services, and América Móvil, which provides DTH services through Embratel under the "Claro TV" brand and provides subscription television services using coaxial cable through Net. Oi commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, Oi expanded this service to the Federal District and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, Oi expanded this service to the remaining states of Region I and Region II.

        In December 2012, Oi began to offer IP TV in the city of Rio de Janeiro. Oi plans to gradually expand its IP TV service to other cities.

Regulation

Portugal

        As a telecommunications provider, we are subject to variety of regulations as well as general competition law and other laws. Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Union, the European Commission and national, state, regional and local authorities. This section describes the regulatory frameworks and key regulatory developments at the regional level and in the selected countries in which we operate.

  Regulatory Institutions

  •
  European Commission.  The European Commission ("EC") ensures that EU member states fully and correctly implement EU requirements in national law. The EC routinely monitors the status of EU member states in implementing EU directives. Most of the EU competition rules have the force of law in all EU member states and therefore apply to us in Portugal. The Directorate-General for Competition of the EC is responsible for considering potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Lisbon relating to competition in the EU. Among other things, the Treaty of Lisbon prohibits (1) agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU and (2) any abuse of a market-dominant position within the EU that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law.

  •
  ANACOM.  The Autoridade Nacional das Comunicações ("ANACOM") is the Portuguese telecommunications regulator. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications providers in Portugal. The Portuguese government has delegated a significant number of those powers and functions to ANACOM in our concession agreement. The Portuguese government has substantially increased the autonomy of ANACOM and has allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers and other interested parties. It can impose fines on us if we do not meet our obligations under our concession, including our obligations to supply public switched wireline telephone services, leased lines and other services to our competitors on a timely basis. ANACOM has, from time to time, addressed complaints against us by our competitors. However, such complaints have been resolved in a manner that has not had a material adverse effect on our businesses or operations. ANACOM's decisions are subject to judicial review.

  •
  Portuguese Competition Authority.  Our activities are also overseen by the Portuguese Competition Authority (formerly the Direcção Geral do Comércio e da Concorrência), which is responsible for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to our business practices or other business arrangements. Under Portuguese law, we and our subsidiaries are permitted to appeal any adverse decision of the Portuguese Competition Authority to the courts. Under the new competition law (Law No. 19/2012 of May 8, 2012), an appeal may not suspend the effects of a decision of the Portuguese Competition Authority pending a decision by the courts, except for decisions that impose structural measures.

  •
  ERC.  The Entidade Reguladora para a Comunicação Social ("ERC") is the independent regulatory authority for the Portuguese media. ERC's primary responsibilities are the regulation and supervision of all entities that undertake media activities in Portugal. ERC is a legal entity endowed with administrative and financial autonomy. ERC oversees compliance with respect to fundamental rights such as freedom of the press, right to information, independence from political and economic power and freedom of speech. It is also responsible for monitoring compliance by all companies operating in the media sector, with standards for media and broadcast content, as well as for promoting the proper and effective functioning of the market where such companies operate. ERC's decisions may affect, among others, news agencies, periodicals, radio or television operators, and radio and television distribution operators.

  EU Regulatory Framework and Relevant Markets

        The European Union regulatory framework for electronic communications networks and services consists of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation under a common regulatory framework for electronic communications networks and services. EU directives and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets, which may be subject to "ex ante" regulation, have involved constant changes and refinements to this framework. The framework focuses on issues such as reinforcing consumer rights, encouraging competitive conditions among operators to increase consumer choice, promoting investment in new communications infrastructure (such as by freeing spectrum for the provision of broadband services) and ensuring network security and integrity. Under the current regulatory framework, obligations can be imposed on operators having significant market power in any of the one retail and six wholesale markets identified by the EC. Because we are active in all of these markets, these regulatory measures have and will continue to affect our businesses and operations.

        Within the EU framework, ANACOM has identified and analyzed 19 retail and wholesale markets in Portugal. In a process it is required to undergo periodically, ANACOM has found Portugal Telecom to have significant market power in all but one of the analyzed markets, where ANACOM determined that no operator had significant market power (wholesale transit services). These markets include: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), telephone services at a fixed location using non-geographic numbers, such as toll-free numbers and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access.

        ANACOM has also conducted a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical)

network infrastructure access and wholesale broadband access. With respect to Wholesale Markets 4 and 5 (for the provision of wholesale (physical) network infrastructure access and wholesale broadband access), ANACOM has segmented the broadband market geographically between "C" (competitive) areas and "NC" (non competitive) areas. While Portugal Telecom's obligation to provide a bitstream reference offer (Rede ADSL PT) expired after a transitional period, we have decided to maintain the bitstream reference offer. See "Areas of Recent Regulation and Updates—Next Generation Access Networks."

        In addition to Portugal Telecom, all other fixed line operators in Portugal were determined to have significant market power in the call termination on individual public telephone networks provided at a fixed location wholesale market. Likewise, all mobile network operators were found to have significant market power in the call termination on individual mobile networks. ANACOM has found Portugal Telecom to have significant market power in the wholesale leased lines terminal market and segmented the transit segments between "C" and "NC" routes. In these wholesale markets, ANACOM included Ethernet connections and imposed the retail-minus rule over Ethernet solutions. In the "C" routes, Portugal Telecom has no significant market power. We expect that ANACOM will provide further analysis of the other relevant markets in the near future.

Our Concession and Existing Licenses and Authorizations

  General

        The EU prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure efficient use of radio frequencies. Pursuant to this directive, which is part of the EU electronic communications framework, an operator must have a general authorization for the provision of electronic communications networks or services. A license can be required for the use of radio frequencies or numbering resources. The objective of this new authorization regime is to introduce more flexibility into the licensing framework.

        Our concession is for the provision of universal service and for the operation of the terrestrial broadcasting network in Portugal, and it permits us to provide public switched fixed line telephone, packet switched data in X.25 mode, leased lines and telex and telegraphy services in Portugal. We also operate a DTT platform and provide mobile telephone services, data communications services and television distribution services under the licenses granted and authorizations issued to our subsidiaries by the relevant authorities (the Portuguese government and ANACOM). The subsidiaries holding the licenses and authorizations are subject to separate financial reporting and other requirements.

        The Ministry of Finance is responsible for monitoring financial issues with respect to the concession. ANACOM is responsible for issuing regulations to implement this authorization regime. The Ministry of Economy is responsible for all other issues under the concession. ANACOM is authorized to monitor and assess penalties up to a maximum of €5 million if we fail to fulfill our obligations under the concession or other obligations imposed by law or stemming out of ANACOM's determinations. Disputes concerning the application and interpretation of the concession are dealt with by arbitration.

        Our concession imposes universal service obligations on us. See "Areas of Recent Regulation and Updates—Universal Service Obligations" below.

  Our Fixed Line Concession

        The Portuguese has government granted us a concession, currently held by our subsidiary, PT Comunicações, with an initial term expiring in 2025. The concession grants us the right to install, manage and operate the infrastructure that forms part of the basic telecommunications network and the terrestrial broadcasting network. The Portuguese government retains the ability to suspend or terminate our rights under the concession. In cases of serious non-fulfillment by us of our obligations under the concession, the Portuguese government may, on a provisional basis, take over the development and operation of services authorized under the concession. The concession may also be terminated in cases of "severe, continual or unremedied" failure to perform our obligations. We believe that we have the resources to fulfill all our obligations under the concession. In addition, the Portuguese government may revoke the concession upon at least one year's notice if it deems such action to be justified in the public interest. If this occurs, we would be entitled to compensation equaling our annual average net profits for the five years prior to notification of revocation multiplied by the number of years remaining before the concession expires. The concession provides that we are exempt from all taxes, fees and charges with respect to the usage of public rights-of-way for our telecommunications infrastructure. Nevertheless, we are subject to a rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. Our exemption from municipal taxes is currently being challenged in court. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees in Our Portuguese Telecommunications Business."

  DTT Services

        For a summary of our usage rights for DTT, see "Areas of Recent Regulation and Updates—DTT Services" below.

  Our Fixed Line and Data Licenses

        We also hold the following licenses: (1) a non-exclusive license to provide fixed line telephone services; (2) a non-exclusive license to be a "Public Telecommunications Networks" operator; and (3) all the licenses formerly held by Telepac, including a data communications license. Our data communications license authorizes us to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes us to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes us to construct certain network infrastructure in connection with licensed services. With respect to packet switched data, the data communications license is valid for 30 years, unless our wireline concession is terminated earlier. Licenses have also been granted to other providers of data communications and Internet access services, including companies associated with major international telecommunications providers. However, companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme. Since 1997, we have also held a license to provide data communications services using satellite infrastructure and a license to offer voice services to corporate networks and other closed groups of users.

  TMN's Mobile Service License

        Portuguese mobile telephone service licenses are valid for 15 years and are issued by ANACOM. These licenses authorize the use of radio spectrum and the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal's population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

        Through TMN, we hold a renewable license to provide traditional and GSM digital mobile telephone services throughout Portugal. The authorization for the use of GSM radio spectrum is valid until March 16, 2022. We are required to comply with a number of mobile telephone service criteria. These include satisfying minimum quality standards regarding blocked call rates, network effectiveness and servicing time, and providing certain services. We are also required to provide ANACOM with information about our mobile telephone operations, including the number of customers, number and average duration of calls on a quarterly basis, and annual information about the development of infrastructure.

        ANACOM also issues UMTS licenses, which are the European version of the globally accepted technical standards for "third-generation" mobile communications. The broadband capacity of the frequency spectrum allocated under the UMTS licenses enables operators to supply video and Internet content to mobile telephones at higher transmission speeds. On January 5, 2012, ANACOM issued a final report on an auction for the allocation of rights of use of frequencies in the 450, 800, 900, 1800 MHz and 2.1 and 2.6 GHz bands. Following that auction, on March 9, 2012, ANACOM issued the final renewable license to TMN, allowing the provision of electronic communications services based, among others, on LTE (Long Term Evolution) technology. This license is valid until March 2027, and it also unifies the previous GSM and UMTS licenses issued by ANACOM.

        In February 2012, the World Radiocommunication Conference 2012 adopted Resolution No. 232 (or "WRC-12") on the allocation of the 700 MHz band to mobile services. This is the first assignment that allows a globally harmonized use. It is expected to have profound implications at the European level, particularly in television broadcasting and in mobile networks and services.

        In March 2012, the European Parliament and the Council established the first multiannual radio spectrum policy. This first program is focused on identifying new spectrum bands for the provision of broadband electronic communications services and in establishing the criteria and methodology for creating an European Spectrum Inventory. The EC is currently preparing the first steps of implementation of this decision.

Areas of Recent Regulation and Updates

  Number Portability and Carrier Selection

        Number portability allows a subscriber at a specific location to change service providers without having to change telephone numbers. Under ANACOM regulations, we are required to allow number portability for both fixed line and mobile services. ANACOM requires call-by-call carrier selection to be offered by us for long distance and international calls. Call-by-call carrier selection enables customers to select the carrier of their calls by dialing a code connecting them to the selected carrier. All fixed line network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making calls. On September 13, 2012, ANACOM amended the existing number portability regulations to ensure fixed and mobile number portability within one working day, which reinforces subscribers' number portability rights.

  DTT Services

        PT Comunicações holds frequency usage rights for DTT associated with the transport of the signal of free-to-air television channels (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." PT Comunicações fulfilled all of its obligations with respect to the usage grant and successfully concluded the channel update process. The switch-off of the analog television network in Portugal occurred on April 26, 2012. PT Comunicações may be entitled to receive compensation or reimbursement, by means of a governmental ordinance, for certain DTT-related costs. Designed to ensure equal access to DTT, the DTT usage rights require PT Comunicações to subsidize the installation and purchase of DTT-related equipement for individuals with special needs (e.g., the elderly, low income groups, etc.).

  Wholesale Reference Offers (Unbundling the Local Loop)

        The EC requires fixed line network operators found to have significant market power in the relevant wholesale market for physical network infrastructure access at a fixed location to make the local loops between their customers and the local switches on their networks available to competitors. This allows such competitors to connect their networks to the copper "local loop" and use it to provide their services directly to those customers without having to invest in the local loop or to rely upon the network operator's relationship with the customers. Under this regulation, we are required to maintain a reference offer for unbundled access to our local loops and related facilities and to meet reasonable requests for unbundled access to our local loops and related facilities under transparent, fair and non-discriminatory conditions. Prices charged must be cost-oriented. The conditions under which the local loop unbundling services are provided are set forth in a published reference offer for unbundled access to our local loops in accordance with terms established by ANACOM. This reference offer covers all of our main distribution framework buildings where technical and space conditions allow co-location. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

        On March 28, 2012, ANACOM set forth the procedures to be followed in evaluating the quality of service of regulated wholesale offers. This follows notification of the respective draft decision to the EC, to the Body of European Regulators for Electronic Communications ("BEREC") and to the national regulatory authorities of the other Member States of the European Union. This decision determined that PT Comunicações must amend several reference offers that establish deadlines for repairs (local loop unbundling, leased lines, Ethernet accesses, bitstream and wholesale line rental) within 30 business days after receiving notification of ANACOM's final decision.

  Leased Lines Reference Offers and Ethernet Access Reference Offers

        Our Leased Lines Reference Offer (oferta de referência de circuitos alugados) ("ORCA") sets forth the characteristics and the technical and commercial conditions associated with the provision of leased circuits by our subsidiary PT Comunicações in the wholesale markets. Our Ethernet Accesses Reference Offer (oferta de referência de circuitos Ethernet) ("ORCE") sets forth the characteristics and the technical and commercial conditions associated with the provision of Ethernet circuits by PT Comunicações in the wholesale markets.

        Following a decision by ANACOM on leased line markets, the retail leased line market was deregulated, which meant that our prices in this market ceased to be subject to a 26% retail-minus rule. However, for the wholesale leased line markets, in which we were declared an operator with significant market power, ANACOM decided to make Ethernet circuits subject to a retail-minus rule (which remains undefined by ANACOM). On July 14, 2012, ANACOM approved a final decision amending our ORCA and ORCE, the draft decision of which has been provided to the EC (which has subsequently stated it had no comment to the action), BEREC and national regulatory authorities of other Member States of the European Union. We have challenged this decision before the courts, arguing that the decision was illegal in certain respects.

  Wholesale Market for Voice Call Termination on Individual Mobile Networks

        The regulation of the market for wholesale voice call termination establishes a price control obligation on wholesale voice call termination services. Following EC recommendations on the regulatory treatment of fixed and mobile termination rates in the EU, this price control results in a cost-oriented price cap determined by a pure Long-Range Average Incremental Cost ("LRIC") bottom-up cost model.

        On April 30, 2012, ANACOM set the termination rates to be applied in the wholesale market for voice call termination on individual mobile networks. In accordance with ANACOM's decision, the cost model for mobile termination set the maximum prices to be applied by the three mobile operators considered to have significant market power at €1.27 per minute, to be billed per second from the first second and independent of the origin of the call.

  Next Generation Access Networks

        ANACOM provides a segmented approach on the regulation of Next Generation Access Networks ("NGA"), which addresses several issues, including market and technological issues, the impact of NGAs on existing networks, applicable development models, public policy considerations and regulatory models. In areas designated "C" (competitive) areas, the main obligation is access to ducts, and in areas designated "NC" (non-competitive) areas, the obligations are access to ducts, access to fiber and advanced bitstream, subject to conditions. On February 6, 2012, ANACOM approved a draft decision on the relevant Markets 4 and 5 to integrate the changes due to the development of NGAs. ANACOM's decision related to the definition of the markets of wholesale (physical) network infrastructure access ("Market 4") and wholesale broadband access ("Market 5"), evaluation of significant market power and the imposition, maintenance, modification or suppression of regulatory obligations. ANACOM proposes to maintain the national scope of Market 4 and the geographic segmentation in Market 5, which is divided into "NC" Areas and "C" Areas (the latter unregulated). According to this draft decision, we will continue to be considered to have significant market power in Markets 4 and 5.

        According to the draft decision concerning access obligations in the market of wholesale (physical) network infrastructure access, in addition to the obligation of granting unbundled access to copper loops and subloops and to ducts and poles at the national level, ANACOM intends to impose a geographically differentiated obligation to grant virtual access to optical fiber (advanced bitstream). This obligation would not be imposed in 17 municipalities that are considered to have conditions for other operators to invest in fiber. In addition, we would also be required to demonstrate to ANACOM that the difference between our retail prices and the prices of the wholesale offers made available to other operators does not result in a margin squeeze. The final decision is still pending.

        With respect to the roll-out of optic fiber networks, current Portuguese law establishes a legal framework for the construction of and access to infrastructure suitable for the accommodation of electronic communications networks and the construction of infrastructure for telecommunications in housing developments, urban settlements and concentrations of buildings. The law addresses access to the public domain, expropriation and the constitution of public easements, and amendments to existing law in 2009 introduced a new level of harmonization and transparency in procedures. In particular, the 2009 changes set forth several obligations in order to allow electronic communications operators to enjoy better conditions necessary for the installation and development of electronic communications networks.

        The current legal framework also foresees the implementation of a Centralized Information System ("SIC") to be managed and operated by ANACOM and whose main objective is to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese government, autonomous regions, municipalities, publicly held companies or concessionaires, other entities owning or using infrastructure in the public domain, autonomous regions or municipalities and electronic communications undertakings. Other elements, such as the terms upon which objects will be geographically defined through the combination of their administrative location and georeferencing, are also set forth.

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

        Under the second edition of the technical rules and norms for infrastructure of telecommunications in buildings ("ITED 2nd Edition"), the first electronic communications undertaking entering a building with fiber remains obligated to install fiber optic wiring in order to allow sharing with other operators. However, ITED 2nd Edition only sets forth the technical rules that apply to installing wiring and does address matters concerning cost sharing, relationships of operators with the buildings' owners or management and technical harmonization needed within the sharing of the infrastructure.

        Between April 27, 2012 and July 20, 2012, a public consultation was held on the reduction of NGA roll-out costs, highlighting the need for more coordination, information and transparency between the different stakeholders. According to the EC, 80% on the investment costs in NGA networks relate to the deployment of civil infrastructure, as is the case of trenching and laying of ducts, and up to 30% of these costs are due to inefficiencies. The EC is of the opinion that the NRAs and the Member-States may intervene at this level, making infrastructures sharing mandatory, including those of the utility companies. The EC published the report on this public consultation on November 22, 2012 and proposed a draft regulation on March 26, 2013. Next, in accordance with standard EU legislative procedure, the European Parliament and the European Council will jointly consider whether to adopt the draft regulation. Adoption of this proposal is expected in the course of 2014.

        On December 5, 2012, the EC sent its draft recommendation on NGA non-discrimination and costing methodologies to BEREC. The draft recommendation expands on the principles set out by Commissioner Kroes, in July 2012, that price orientation to costs could be more flexible in certain circumstances, in return of a tighter control of non-discrimination at the wholesale level. BEREC issued its opinion on this draft recommendation on March 2013, endorsing the objectives of the EC but criticizing and asking for amendments of some aspects of the draft recommendation. The EC is expected to take into account the opinion of BEREC and submit the project for approval by the Council of Ministers. The EC intends to adopt the final recommendation in mid-July 2013.

  Cost Accounting System ("CAS")

        PT Comunicações runs an activity-based, fully distributed historical cost model, first developed following the privatization of the company in 1995. The CAS is also a regulatory obligation imposed on us within the scope of our concession and relevant market regulations.

        On February 29, 2012, PT Comunicações requested that ANACOM review the weighted average cost of capital ("WACC") to be used in its regulatory cost accounting model for the year 2011. The preliminary value of WACC was set at 11%, and PT Comunicações requested a change to 14.78%. ANACOM approved a final decision on the issue, establishing the WACC for 2011 in 11.7%. ANACOM has since assigned the audit responsibilities with respect to determining PT Comunicações's CAS for the last five years to an independent auditing firm. The audit is currently in process. In addition to the the current audit, ANACOM recently provided PT Comunicações a set of determinations and recommendations to improve the CAS. On January 28, 2013 ANACOM issued the final decision, ordering PT Comunicações to recalculate the CAS for 2007, implementing some corrections and revisions. This decision was later rectified, following explanations provided by PT Comunicações. PT Comunicações resubmitted the CAS results for 2007 on February 8, 2013.

  Compensation for the Negative Operating of the Mandatory Services

        Under our concession Agreement, PT Comunicações has the right to be directly compensated by the Portuguese State for the negative operating margins resulting from the mandatory provision of fixed telex service, fixed switched data transmission service, telegram service, broadcasting and distribution service of telecommunications broadcasting signals and maritime mobile service. On August 27, 2012, the General Inspection of Finance produced a report on compensation for these negative operating margins in 2006, which states that the calculation of the amount of compensation shall be determined by calculating the aggregate margin of the various mandatory services (and not for each service, as had been the practice thus far), to the detriment of PT Comunicações. PT Comunicações has challenged this decision.

  Regulation on the Settlement and Collection of Regulatory Fees

        According to the Administrative Rule 1473-B/2008 of December 17, 2008, all providers are subject to the payment of a regulatory fee for the provision of electronic communications networks and services, through which they cover the administrative regulatory costs of ANACOM.

        On April 27, 2012, after computing the actual administrative costs and revising the value of provisions, ANACOM corrected the value of the fees owed to PT Comunicações in its capacity as a supplier of networks and electronic communications services in 2011. After these corrections, the applicable operators were reimbursed. On November 26, 2012, ANACOM settled the contributory percentage (applicable to all providers of electronic communications networks and services with annual revenues greater than 1.5 million euros) at 0.5538%, which was used to determine the 2012 regulatory fees owned by each provider.

  Universal Service Obligations

        Our concession imposes universal service obligations on us in Portugal. ANACOM divides universal services into three functions (1) connection to a public telecommunications network at a fixed location and the provision of public telephone services, (2) publicly available telephone offers and (3) comprehensive directory and directory inquiry services. These functions are further divided into three geographic regions: (1) North, (2) Center and (3) South and Islands. On October 12, 2012, the Ministries of Finance, Economy and Employment launched a tender offer to establish a designation for universal service providers for each of the three functions described above (referred to as "Tender 1," "Tender 2" and "Tender 3"), which included a compensation fund for universal service providers, as described below, and a related renegotiation of our concession. To select the company responsible for providing a comprehensive directory and a directory inquiry service, the criterion was the highest remuneration payable to the Portuguese State. The granting period for each of the services was set at five years. Pursuant to the qualifying report issued on February 2, 2013, PT Comunicações qualified for each of the Tender 1, Tender 2 and Tender 3 categories. The deadline for the submission of proposals for each of these tenders was March 15, 2013. PT Comunicações, ZON and Optimus presented bids for Tender 1, PT Comunicações presented the only bid for Tender 2 and no bids were presented for Tender 3. On April 18, 2013, ANACOM published a preliminary report regarding the bids for Tenders 1 and 2, as there was no bidder in Tender 3. In accordance with this report, PT Comunicações did not present the lowest bid in Tender 1 and, as such, will not likely continue to be the universal service provider of a connection to a public telecommunications network at a fixed location. However, PT Comunicações presented the lowest bid for Tender 2 and will likely continue to be the universal service provider of public payphones. In addition, even in the case where PT Comunicações is not selected as a universal services provider, we will be required to contribute to the compensation fund for universal services providers according to our share of the revenues of the national telecommunications sector.

        On August, 23, 2012, Law 35/2012 was enacted, creating a compensation fund under the Electronic Communications Law intended to finance the net costs of universal service ("NCUS"). Further, if ANACOM determines that the provision of universal service obligations has become an "excessive burden," it may compensate us based on its own calculations of the costs associated with providing the universal service. On October 12, 2012, ANACOM issued its final decision on the substantiation of abnormally high access costs, under the methodology applicable to the calculation of the NCUS, determining that for this purpose, the costs of customers situated in the last third of customers with higher access costs should be considered. PT Comunicações's NCUS calculations have since been provided by ANACOM to an independent auditing firm for the period between 2007 to 2012. The auditing process is currently underway.

  Consumers

        On March 29, 2012, ANACOM set forth required procedures for subscribers to terminate contracts (in whole or in part) entered into by users and electronic communications undertakings in respect of the provision of publicly available electronic communications services. ANACOM determined that operators must implement certain measures, including requiring operators to amend their general terms/contracts and to make information available to the public in respect of standardized offers (within 90 business days from the date of the final decision). Pursuant to this decision, operators are required to make explicit the content of the termination declaration that can be submitted by a subscriber, the documents required to be submitted with the declaration form and the manner of submitting the termination request.

  Network Security

        On December 22, 2011, ANACOM approved a draft decision on the circumstances, format, and procedures applicable to reports regarding security breaches or loss of integrity with a significant impact on the functioning of electronic communications networks and services available to the public. This draft decision also sets forth the conditions under which ANACOM considers there to be a public interest in disclosing information regarding those events to the public. While there have been interactions between ANACOM, PT Comunicações and the Portuguese Association of Electronic Communications Operators (Associação dos Operadores de Comunicações Electrónicas—Apritel) to address this issue, it remains pending.

  Cloud Computing

        Recently, the EC issued a review of cloud computing in Europe with the goal of enabling and facilitating its adoption throughout all sectors of the economy with a view to cutting ICT costs and boosting productivity, growth and jobs. The EC put forward a set of measures that, in its view, are key to promoting cloud computing and ensuring users' rights.

        On December 12, 2012, the Directorate-General for Justice organized a workshop on cloud computing contracts, with the purpose of exploring stakeholders' experiences and views on cloud computing contracts with the EC. The EC and stakeholders discussed possible future developments of the market, issues relating to cloud computing contracts, based on existing practice, the economic impact of these issues in cloud computing contracts and the possible ways forward. The EC considered the workshop a first step to find precise feasible mandate for an expert group that will be formed to address cloud computing issues. It is expected that such group will issue guidance on fair and balanced contract terms, possible ways to increase trust of costumers and users and to introduce more legal certainty among providers, costumers and users, particularly in terms of security (with respect to the service and information stored) and privacy.

  Cinema Law

        On September 6, 2012, Law nr. 55/2012 established State action principles regarding the promotion, development and protection of cinema and cinematographic and audiovisual activities, referred to as the "Cinema Law." The law contemplates (1) an obligation to pay an annual fee of €3.50 for television services subscriptions, which will increase 10% annually up to a maximum of €5.00 and will be calculated based on the average number of subscriptions in the preceding calendar year (calculated in accordance with the information contained in quarterly reports published by ANACOM), (2) an obligation to participate in film and audiovisual production ensured through an annual investment in national cinematographic works, which amount will be annually set by statute, but not less than 1% of the revenues of video-on-demand services and (3) an obligation to create an area dedicated to national works where, upon the request of distributors and rights holders, all supported works will be available along with other national productions for sale or rent under conditions that confer the right to a percentage of not less than 50% of revenues to the owners of the rights.

  Roaming

        The EC regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and SMS, or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as "Roaming III," which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale market, retail market, data and SMS, Roaming III also features (1) extended transparency and consumer-protection measures ("bill-shock") that go beyond the EU territory, (2) a cap on retail data roaming communications, (3) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (4) the decoupling of roaming services from other services, while enabling a consumer to use the same number.

  Pricing of Fixed Line Telephone Services

        ANACOM has established a pricing regime for fixed line telephone services. This pricing regime creates the following regulatory obligations for the retail market for telephone services at a fixed location:

  •
  Under the universal service obligation, the price cap applies, based on a basket composed of residential access and domestic calls is the Portuguese Consumer Price Index ("CPI") minus 2.75%.

  •
  The price of fixed-to-mobile calls (residential and non-residential) is required to be cost-oriented, and a price control is in place in the form of a cap of €0.063 on the amount retained by the fixed operator with respect to fixed-mobile calls.

  •
  The price of off-net fixed calls is also subject to a cap corresponding to the on-net prices, corrected for the existing asymmetry between the wholesale voice calls termination rates of Portugal Telecom and other operators.

  •
  The tariffs for domestic payphone calls are required to correspond to a maximum of three times the tariff for a residential phone call.

  •
  A requirement to grant a 50% discount on our monthly fee for retired people, a price accessibility obligation that was included under our universal service obligations.

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

        The EU Access and Interconnection Directive established the general conditions for access and interconnection among telecommunications operators in competitive markets. It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power. ANACOM is entitled to review and modify our proposed interconnection rates and arrangements in our reference interconnection offer. ANACOM has established an overall interconnection framework based on cost and consistent with the EU legal framework for both wireline and mobile services.

        Wireline Interconnection.    ANACOM regulates call origination on fixed telephone networks provided at a fixed location and call termination on individual public telephone networks provided at a fixed location within the scope of market analysis and significant market power designations. ANACOM has declared the Portugal Telecom group to have significant market power in these markets. As a result, we are subject to price controls in these markets based on our costs and other factors and must publish a reference offer that includes these prices and quality of service standards.

        Mobile Interconnection.    All mobile operators are considered to have significant market power in call termination in mobile networks market. ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had, and are expected to continue to have, a significant impact on TMN's interconnection revenues and consequently its earnings.

        On March 7, 2013, ANACOM published a draft decision regarding the revision of the relevant wholesale market for voice call termination on individual public telephone networks provided at a fixed location, proposing to set an average symmetrical fixed termination rate ("FTR") of €0.01091 from January 10, 2013 to January 7, 20, 2014, calculated as the average FTR of the countries that have already adopted the requirements of the EC decisions based on bottom-up pure LRIC cost models. A bottom-up LRIC cost model to regulate FTR, in line with the EC recommendation, is to be developed by ANACOM in the fourth quarter of 2013.

        ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in March 2012, ANACOM issued a final decision that reduced mobile termination rates progressively to €0.0127 by December 2012. The reductions in mobile termination rates have had and will continue to have a negative effect on our cash flows and revenues.

  Pricing for Mobile Origination Rates

        In January 2012, the Portuguese Competition Authority completed an analysis on mobile rates for originating calls, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned. All three mobile network opeators decided to reduce its mobile originating rates between €0.07 and €0.0975 and no subsequent action from the Authority is expected.

  Internet Access

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

  Internet and Related Services

        Various regulatory developments may affect our Internet business. A Data Protection Directive was adopted by the EC in 2006, imposing data-retention obligations on operators. The law implementing this directive requires Internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this area.

  Net Neutrality

        Although there is no set definition of "net neutrality," Article 8(4)(g) of the EU Framework Directive requires national regulatory authorities to promote the interests of the citizens of the European Union by promoting the ability of end-users to access and distribute information or run applications and services of their choice.

        In 2012, the EC and BEREC promoted several initiatives, including public consultations, guidelines on the scope of net neutrality and requests of information to the operators.

  Reporting Obligations and Statistical Information

        The regulatory framework requires PT Comunicações to submit periodic reports on the quality of service and comply with specified indicators. Penalties may occur if we do not achieve these metrics. On August 30, 2012, ANACOM approved a final decision that requires that mobile operators submit quarterly reports of statistical indicators with respect to machine-to-machine communications and mobile broadband. We must also provide white page directories and certain other facilities to certain specified categories of subscribers free of charge.

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the EC, the Portuguese Competition Authority and the ERC regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. These investigations are described in more detail in "Item 8—Financial Information—Legal Proceedings."

Brazil

Overview

        Oi's business, including the nature of the services it provides and the rates it charges, is subject to comprehensive regulation under the Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. Oi provides fixed line, domestic and international long-distance and mobile telecommunications services under concessions, authorizations and licenses that were granted by ANATEL and allow it to provide specified services in designated geographic areas, as well as set forth certain obligations with which it must comply.

        ANATEL is a regulatory agency established pursuant to the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações. ANATEL oversees Oi's activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications. ANATEL has authority to propose and issue regulations that are legally binding on telecommunications services providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. Regulations and actions proposed by ANATEL are subject to a period of public comment, which may include public hearings. ANATEL's decisions may be challenged, administratively before the agency itself, or through the Brazilian judicial system.

Regulation of Fixed Line Services

  General Policies for the Regulation of the Fixed Line Telecommunications Sector

        Decree No. 4,733, which was intended to consolidate several changes in the regulation of Brazil's fixed line telecommunications sector, sets forth general declarations of policy regarding, among other things:

  •
  universal access to telecommunications services;

  •
  stimulation of employment and development of the Brazilian telecommunications sector;

  •
  promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and

  •
  the financial equilibrium of existing concession agreements.

        This decree also defined certain changes that are reflected in the concession agreements entered into by providers of public regime services that became effective on January 1, 2006.

        A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil's low-income population. These bills have proposed to eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed line telecommunications services for their customers. If approved, Oi expects that this proposal will adversely affect the overall margin of telecommunications providers.

  Rate Regulation

        Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation, (2) monthly subscription, and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with three basic criteria: (1) physical distance separating callers, (2) time of the day, and (3) day of the week on which the call is placed. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for the provision of services through payphones and installation rates are treated separately. The rates for international long-distance services provided by Embratel, the incumbent international long-distance concessionaire, are regulated by ANATEL. However, the rates for international long-distance services charged by other long-distance service providers, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

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

        ANATEL calculates the sector's weighted average productivity rate. As of the date of this annual report, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2) 75% of a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST inflation index.

        ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. Oi expects these new regulations, as they may be modified as a result of ANATEL's further analysis, to be adopted in 2013.

        A provider may increase rates for individual services within the local rate basket or the long-distance rate basket by up to 5% more than the IST so long as the rates for other services in that rate basket are reduced to the extent necessary to ensure that the weighted average increase for the entire rate basket does not exceed the permitted annual rate adjustment.

        A provider may also offer alternative plans in addition to the basic service plan. Alternative plans must be submitted for ANATEL's approval. The rates offered under the alternative plans may be adjusted annually based on the IST.

  General Plan on Universal Service

        The General Plan on Universal Service sets forth the principal network expansion and modernization obligations of the public regime providers, such as providing public telephones in localities with a population in excess of 100 and installing residential fixed lines within seven days of a request in localities with a population in excess of 300. In addition, public regime providers must comply with the Special Individual Access Class (Acesso Individual Classe Especial) rules, which are designed to require service for economically disadvantaged people. Under the Special Individual Access Class rules, a qualifying customer may subscribe to a service plan, limited to one fixed line per household, and pay lower monthly fees for service than under basic service plans.

        Public regime providers are also subject to network expansion requirements under the General Plan on Universal Service, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance Oi's network expansion obligations. Oi's failure to meet the network expansion and modernization obligations established by the General Plan on Universal Service or in its concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of its concessions.

        On June 30, 2011, the General Plan on Universal Service was amended. Among other things, these amendments:

  •
  expanded the obligations of local fixed line service providers to provide individual access to fixed line voice services to economically disadvantaged segments of the Brazilian population within their service areas through programs to be established and regulated by ANATEL;

  •
  reduced the density requirements applicable to the obligations of local fixed line service providers to provide public telephones in urban areas within their service areas; and

  •
  expanded the obligations to provide universal service in rural and remote areas of local and long-distance fixed line providers that obtain authorizations to use radio spectrum in the 450 MHz band, including increased obligations to provide individual and group access to fixed line voice services.

  Service Restrictions

        Pursuant to regulations in effect as of the date of this annual report, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

  •
  a prohibition on holding more than 20% of the voting shares of more than one other provider of public regime services; and

  •
  a restriction on mergers between regional fixed line service providers.

        ANATEL has adopted regulations eliminating the limitation on the number of authorizations to provide subscription television services. Law No. 12,485 creates a new legal framework for subscription television services in Brazil, replacing and unifying the previously existing regulatory provisions that governed various forms of subscription television services, such as cable television, Multichannel Multipoint Distribution Service ("MMDS") and DTH. The principal provisions of Law No. 12,485:

  •
  allow fixed line telephone concessionaires, such as Oi, who previously were allowed to provide subscription television services using only MMDS and DTH technologies, to enter the cable television market in Brazil;

  •
  remove existing restrictions on foreign capital investments in cable television providers;

  •
  establish minimum quotas for domestic content programming on every television channel;

  •
  limit the total and voting capital held by broadcast concessionaires and authorized providers, and in television programmers and producers, with headquarters in Brazil to 30%; and

  •
  prohibit telecommunications services providers with collective interests from acquiring rights to disseminate images of events of national interest and from hiring domestic artistic talent.

        The framework established by Law No. 12,485 is expected to increase the availability and lower the price of subscription television services in Brazil, through increased competition among providers, and improve the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

        In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly defined service called Conditional Access Service. Under these regulations, authorizations to provide Conditional Access Service apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service is valid for the entire Brazilian territory. However, the provider must indicate in its application for an authorization the localities that it will service. In December 2012, ANATEL granted Oi's request to convert its DTH authorization agreement into a Conditional Access Service authorization. Although Oi has not yet signed the Conditional Access Service authorization agreement, the act by which ANATEL granted Oi's request authorized the company to begin offering the services to be governed by that agreement, including IP TV.

  General Plan on Quality Goals

        Fixed line service providers operating under the public regime or the private regime must comply with the provisions of the General Plan on Quality Goals. All costs related to compliance with the quality goals established by the General Plan on Quality Goals must be borne exclusively by the service provider. The General Plan on Quality Goals establishes minimum quality standards with regard to:

  •
  modernization of the network;

  •
  responses to repair requests;

  •
  responses to change-of-address requests;

  •
  rate of call completion;

  •
  operator availability;

  •
  availability of services to customers;

  •
  issuance of bills;

  •
  responses to mail received from customers; and

  •
  quality of public telephones.

        These quality standards are measured according to definitions and quality indicators established by ANATEL. Every month, fixed line service providers are required to report their compliance with quality goals to ANATEL. Additionally, they are obligated to provide ANATEL with an in-depth report and analysis on each quality goal that is not satisfied. ANATEL may also collect such data from fixed line service providers at any time without prior notice. Fixed line service providers that fail to meet quality goals established by ANATEL may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of their concessions and authorizations.

        ANATEL measures the performance of fixed line service providers in each individual state in which they operate. As a result, the performance of fixed line service providers in any particular state may not meet one or more quality performance targets even if such service provider's overall performance is satisfactory. Therefore, fixed line service providers, including Oi, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular states.

        Oi's failure to meet the quality of service obligations established by the General Plan on Quality Goals or in its concession agreements may result in fines and penalties of up to R$40 million.

  General Plan on Competition Targets

        The General Plan on Competition Targets, which became effective in November 2012, contemplates the creation of one entity to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale data traffic services. The General Plan on Competition Targets also addresses a variety of other matters relating to both fixed line and mobile service providers, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed line networks of the public regime service providers.

        The General Plan on Competition Targets imposes stricter restrictions on providers that are deemed to have significant market power in a particular geographic area, ranging from a neighborhood within a municipality to the entire national territory. In order to determine whether a provider has significant market power, ANATEL established criteria that consider:

  •
  the provider's market share in particular mobile interconnection and personal services market;

  •
  the economies of scope and scale available to the provider;

  •
  the provider's dominance over infrastructure that is not economically viable to duplicate; and

  •
  that provider's concurrent operations in the wholesale and retail markets.

  Infrastructure Sharing

        Prior to the adoption of the General Plan on Competition Targets, ANATEL established rules for partial unbundling of the local fixed line networks of the public regime service providers, which Oi refers to as "line sharing," and which (1) limited the rates service providers can charge for line sharing, and (2) addressed related matters such as co-location space requirements. Co-location means that a service provider requesting unbundling may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

        The General Plan on Competition Targets requires public regime service providers that have significant market power share their fixed line network infrastructure with other providers, including local fixed line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of copper wire or coaxial cable access networks, and (2) partial unbundling of broadband networks to accommodate bitstreams of up to 10 Mbps. The methodology by which the wholesale prices for these services will be determined will be established by ANATEL.

        Providers with significant market power must also share their passive infrastructure, such as telecommunications towers, with other service providers at prices determined by bilateral negotiations between the providers.
  Interconnection Regulations Applicable to Personal Services Providers

        The General Plan on Competition Targets established regulations for the rates charged by mobile service providers to terminate calls on their mobile networks ("VU-M rate"). The General Plan on Competition Targets established a reference value for VU-M rates of providers that are deemed to hold significant market power and determined that beginning in 2016, VU-M rates will be determined on the basis of costs. Under the General Plan on Competition Targets:

  •
  until February 2015, mobile service providers with significant market power will be able to charge service providers without significant market power for calls originating from or terminating on their network only if the outgoing traffic in a given direction of transmission is higher than 80% of the total traffic between such providers;

  •
  between February 2015 and February 2016, mobile service providers with significant market power will be able to charge service providers without significant market power for calls originating from or terminating on their network only if the outgoing traffic in a given direction of transmission is higher than 60% of the total traffic between such providers; and

  •
  beginning in February 2016, mobile service providers with significant market power will be able to charge service providers without significant market power for calls originating from or terminating on their network at all times.

  Roaming

        Under the General Plan on Competition Targets, a mobile service provider with significant market power must offer roaming services to other mobile providers without significant market power at the maximum rate that the mobile service provider with significant market offers such services to its retail customers.

Regulation of Mobile Services

        In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed line telecommunications services.

        Under the personal mobile services regulations:

  •
  Band A and Band B service providers can apply for an additional frequency range;

  •
  each service provider may apply to provide domestic and international long-distance services originating from its service region;

  •
  existing service providers, as well as new entrants into the Brazilian telecommunications market, may bid for new licenses in all frequency bands, other than Band A and Band B;

  •
  personal mobile services providers are required to offer a basic service plan to their customers containing certain prescribed features;

  •
  personal mobile services providers are required to establish interconnection rates for the use of one provider's network by another provider;

  •
  the number of regions in which a personal mobile services provider may offer services is not limited; and

  •
  a personal mobile services provider, or its controlling shareholders, may not hold more than one personal mobile services authorization covering any specific region.

  Auction of Personal Mobile Services Spectrum

        Prior to the establishment of the personal mobile services regime, ANATEL granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. Subsequently, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E. ANATEL granted TNL PCS's initial authorization to provide personal mobile services in Region I and a license to operate in Band D. ANATEL granted Oi's initial authorization to provide personal mobile services in Region II and a license to operate in Band E. ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006, whereby Brasil Telecom Mobile acquired an additional license to operate in Region II.

        In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, TNL PCS acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo, and (2) licenses to use additional spectrum in 12 states in Region I.

  Auction of 3G Spectrum

        In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, Brasil Telecom acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Region II under the personal mobile services regime) and TNL PCS acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Region I and Region III under the personal mobile services regime, other than an area that consists of

23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

  Authorizations to Use 450 MHz Band and 2.5 GHz Band

        Under Executive Decree 7,512, dated June 30, 2011, ANATEL granted authorizations to telecommunications providers to use radio spectrum in the 450 MHz band radio spectrum and the 2.5 GHz radio spectrum, the latter of which allows telecommunications providers to offer 4G services to their customers. Among other obligations, licensees of radio frequencies in the 450 MHz band radio spectrum must agree to provide individual and collective voice and data services in rural and remote areas, in accordance with the provisions of Executive Decree 7,512 and the General Plan on Universal Service. In June 2012, Oi acquired radio frequency licenses necessary to offer 4G services in 5,564 municipalities in Region I, Region II and Region III.

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

        Following the effectiveness of the basic service plans, annual adjustments of the rates under these plans have been subject to a price-cap mechanism. Through 2005, rates were adjusted annually by no more than the rate of inflation, as measured by the IGP-DI. In 2006, ANATEL replaced the IGP-DI with the IST to calculate annual rate adjustments.

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

        In November 2012, ANATEL adopted revisions to the personal mobile services regulations that became effective in February 2013. Under these revised regulations, successive telephone calls originating from one telephone number to the same prior destination are considered one single call if the time elapsed between calls is equal to or less than 120 seconds, regardless of the duration of each individual call.

  Obligations of Personal Mobile Services Providers

        As a telecommunications services provider, Oi is subject to requirements concerning network expansion and quality of service, as established in applicable regulations and in its personal mobile services authorizations. If Oi fails to meet these obligations it may be fined, subject to a maximum penalty of R$50 million, until it is in full compliance with its obligations. While it is possible for an authorization to be revoked for non-compliance with these obligations, there is no precedent for such a revocation.

  Quality of Service Obligations

        Oi's personal mobile services authorizations impose obligations to meet quality of service standards relating to its network's ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL defines these quality of service standards, and Oi must report information in connection with such standards to ANATEL.

  Additional Obligations

        ANATEL has adopted revisions to the personal mobile services regulations. These regulations impose additional obligations on personal mobile services providers, particularly in connection with customers' rights. These obligations require personal mobile services providers to:

  •
  establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

  •
  upgrade customer service centers to improve access by people with hearing disabilities;

  •
  increase the term applicable to prepaid cards from 90 days to 180 days or more;

  •
  deliver to prepaid customers a detailed report of service use upon request;

  •
  reimburse unused prepaid credits;

  •
  limit the duration of contracts with prepaid customers to 12 months;

  •
  permit customers to change service plans without penalties; and

  •
  unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider.

Interconnection Regulations

        Under the General Telecommunications Law, all telecommunications services providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting fixed line or personal mobile services provider's network to be terminated on the fixed line or personal mobile services network of the other provider. ANATEL initially adopted General Rules on Interconnection (Regulamento Geral de Interconexão) in 1998, which were amended and restated in July 2005.

  Interconnection Regulations Applicable to Fixed Line Providers

        Interconnection fees are charged at a flat rate per minute of use of a fixed line provider's network. Interconnection rates charged by a fixed line provider to terminate a call on its local network (the "TU-RL rate") or intercity network (the "TU-RIU rate") are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the retail prices of each service provider.

        Fixed line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a non-discriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance rates are adjusted. Fixed line service providers are only required to pay interconnection fees to another fixed line service provider for traffic in the same local area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeds 75% or was less than 25%. This system is designated the "partial bill-and-keep" system.

        In 2006, ANATEL established that (1) the TU-RL rates that fixed line service providers could charge each other to terminate a call on their respective networks was 50% of the rate included in their Basic Plan per Minute for a local fixed line call, and (2) the TU-RIU rates that fixed line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls was 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km. In 2007, the TU-RL rates of the fixed line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed line call.

        ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs (LRIC). However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. ANATEL has indicated that it will provide a definitive timetable for the completion of the project in September 2013. Therefore, OI cannot predict when this new methodology will be adopted.

        In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates and TU-RIU rates that became effective in August 2012. Under the revised regulations (1) between August of 2012 and December of 2013, fixed line service providers will be able to charge other fixed line service providers for local fixed line calls originating on their local fixed line networks and terminating on the other provider's local fixed line networks only if the outgoing traffic in a given direction of transmission is higher than 75% of the total traffic between such providers, and (2) beginning in January 2014, fixed line service providers will no longer be able to charge other fixed line service providers for local fixed line calls originating on their local fixed line networks and terminating on the other provider's local fixed line networks.

        In August 2012, the TU-RIU rates were reduced to 25% of the applicable domestic fixed line rates for calls with more than 300 km, and in January 2013, TU-RIU rates were reduced to 20% of the applicable domestic fixed line rates for such calls.

  Interconnection Regulations Applicable to Personal Mobile Services Providers

        Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider's network. The terms and conditions of interconnection agreements of all personal mobile services providers, including the VU-M rate (the rate charged by the operator of the network to terminate a call on its mobile network), commercial conditions and technical issues, are freely negotiated between mobile and fixed line telecommunications services providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

        Personal mobile services providers must offer the same VU-M rate to all requesting providers on a non-discriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective, and they may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed line service providers could be reached regarding VU-M rates when Oi began offering personal mobile services, ANATEL set the initial VU-M rates. Personal mobile services providers negotiate annual rate increases for their VU-M charges with the fixed line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration.

        In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered Oi to reduce its VC-1, VC-2 and VC-3 rates by approximately 10%, although Oi is appealing the timing of the application of this rate reduction, as its VC-1 rate was increased in Region I by 1.54% in accordance with Oi's application for this increase in February 2012. In March 2013, ANATEL reduced Oi's VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively; Oi will similarly appeal the timing of the application of the rate decrease in Region II. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements.

Number Portability Regulations

        Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same fixed line or mobile telephone number. The General Regulation of Portability (Regulamento Geral de Portabilidade) established general rules regarding portability of fixed line and mobile telephone numbers. These regulations permit fixed line customers to retain their telephone numbers if they become customers of a different fixed line service provider in the same municipality or if they move to a new home or office in the same municipality. Personal mobile services customers are permitted to retain their telephone numbers if they change their service plan or if they become customers of a different personal mobile services provider within the same registration area. Each telecommunications provider has been required to contract a third-party management entity to manage all procedures relating to number portability. Service providers are permitted to charge a migrating customer that elects to retain its telephone number a one-time fee of no more than R$4.00. This amount is intended to compensate the customer's current provider for the costs associated with managing the portability process. The new provider may elect to absorb this fee on behalf of the customer.

Regulation of Data Transmission and Internet Services

        Under Brazilian regulations, ISPs are deemed to be suppliers of value-added services and not telecommunications services providers. Value-added services are activities that add features to a telecommunications services supported by such value-added services. Telecommunications services providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunications services providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

        ANATEL has adopted regulations applicable to fixed line service providers with significant market power. Under these regulations, these providers are required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. Following publication of these forms of agreement, the rates under these agreements may be increased on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services, and if a customer objects to the rates a provider charges for these services, the customer is entitled to seek a reduction in the applicable rate through arbitration before ANATEL.

  Multimedia Communications Service Quality Management Regulations

        In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published a resolution approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with these regulations, including:

  •
  individual upload and download speeds of at least 20%, 30% and 40% of contracted speeds per measurement for at least 95% of all measurements, during the first year, second year and thereafter, respectively, following implementation of the regulations;

  •
  average upload and download speeds of at least 60%, 70% and 80% of contracted speeds for all measurements during the first year, second year and thereafter, respectively, following implementation of the regulations; and

  •
  individual round-trip latencies for fixed line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

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

Concessions, Authorizations and Licenses

        Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

        The three principal providers of fixed line telecommunications services in Brazil (Oi, Telesp and Embratel) provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed line telecommunications service providers, operate under the public regime. All of the other providers of fixed line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

        With the goal of introducing competition in fixed line telephone services in Brazil, the federal government has granted four private-regime authorizations to permit fixed line service providers to compete with the incumbent fixed line concessionaires. The number of authorizations that the federal government may issue is unlimited. Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations.

        Oi operates under:

  •
  a concession to provide local fixed line services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide local fixed line services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

  •
  a concession to provide domestic long-distance services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide domestic long-distance services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

  •
  authorizations to provide personal mobile services in Region I, Region II and Region III;

  •
  radio frequency licenses to provide 3G mobile services in Region I, Region II and Region III (other than 23 municipalities in the interior of the State of São Paulo that include the city of Franca and surrounding areas);

  •
  radio frequency licenses to provide 4G mobile services in Region I, Region II and Region III;

  •
  authorizations to provide local fixed line services and domestic long-distance services in (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III;

  •
  authorizations to provide international long-distance services originating anywhere in Brazil;

  •
  authorizations to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil; and

  •
  an authorization to provide subscription television services throughout Brazil.

        These concessions and authorizations allow Oi to provide specific services in designated geographic areas and set forth certain obligations with which Oi must comply.

  Termination of a Concession

        ANATEL may terminate the concession of any public regime telecommunications services provider upon the occurrence of any of the following:

  •
  an extraordinary situation jeopardizing the public interest, in which case the Brazilian government may render the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the holder of the terminated concession;

  •
  termination by the provider (through an agreement with ANATEL or pursuant to legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the provider;

  •
  annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal;

  •
  material failure to comply with the provider's universalization targets;

  •
  failure to meet insurance requirements set forth in the concession agreement;

  •
  a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the provider's control without ANATEL's authorization;

  •
  the transfer of the concession without ANATEL's authorization;

  •
  the dissolution or bankruptcy of the provider; or

  •
  an extraordinary situation in which Brazilian government intervention, although legally permissible, is not undertaken, as such intervention would prove to be inconvenient, unnecessary or would result in an unfair benefit to the provider.

        In the event a concession is terminated, ANATEL is authorized to administer the provider's properties and its employees in order to continue rendering services.

  Fixed Line Services Concession Agreements

        Oi has entered into concession agreements with ANATEL that govern its concessions to provide fixed line services in the Federal District and each of the states of Region I and Region II. Each of Oi's concession agreements:

  •
  expires on December 31, 2025;

  •
  sets forth the parameters that govern adjustments to fixed line services rates;

  •
  requires compliance with the network expansion obligations set forth in the General Plan on Universal Service;

  •
  requires compliance with certain quality of service obligations set forth in the concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals;

  •
  requires payment of biannual fees equal to 2.0% of Oi's net operating revenue derived from the provision of local fixed line services (excluding taxes and social contributions) during the immediately preceding year, while allowing Oi to apply the amount of such fees to finance the expanded service obligations created by the amended General Plan on Universal Service in lieu of making payment to ANATEL;

  •
  allows Oi to offer subscription television services such as IP TV, over its fixed line networks;

  •
  requires the implementation of electronic billing systems;

  •
  sets forth the conditions under which ANATEL may access information from Oi;

  •
  requires the payment of fines for systemic service interruptions; and

  •
  requires Oi to rescind its contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

        These concession agreements also required Oi to provide transmission lines connecting its fiber-optic internet backbones to municipalities in Oi's concession areas in which it did not provide internet service, which Oi refers to as "backhaul." Under these concession agreements, Oi was obligated to set up backhaul in 3,252 municipalities in Region I and Region II. The facilities that Oi constructed to meet these obligations are considered to be property that is part the concessions and will therefore revert to the Brazilian government on January 1, 2026.

        These concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described above. The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

  Domestic Long-Distance Services Concession Agreements

        Oi has entered into concession agreements with ANATEL that govern its concessions to provide domestic long-distance services originating from the Federal District and each of the states of Region I and Region II. Each of Oi's concession agreements:

  •
  expires on December 31, 2025;

  •
  sets forth the parameters that govern adjustments to domestic long-distance services rates;

  •
  requires compliance with certain quality of service obligations set forth in the concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals;

  •
  requires payment of biannual fees equal to 2.0% of Oi's net operating revenue that is derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year;

  •
  requires the implementation of electronic billing systems;

  •
  sets forth the conditions under which ANATEL may access information from Oi;

  •
  requires the payment of fines for systemic service interruptions; and

  •
  requires Oi to rescind its contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

        These concession agreements provide that ANATEL may further modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described above. The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

  Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses

        Oi has entered into authorization agreements with ANATEL that govern its authorization to provide personal mobile services in Region I, Region II and Region III. These authorizations permit Oi to provide personal mobile services for an indeterminate period of time, but do not provide Oi with the right to use specific radio frequency spectrum.

        Oi holds nine licenses to use radio frequency spectrum to provide 2G services in specific geographic regions of Region II. These licenses grant permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, Oi will be required to pay an amount equal to 2.0% of its prior year's net operating revenue from personal mobile services. The initial terms of Oi's radio frequency spectrum licenses expire between 2016 and 2022.

        Oi's authorization agreements are subject to network scope and service performance obligations. Specifically, Oi is required to (1) service all municipalities in Region I and Region II with a population in excess of 100,000, and (2) service all municipalities in Region III with a population in excess of 200,000. In addition, by the fifth anniversary of the date of the authorization agreement for Region III, Oi will be required to service all municipalities in Region III with a population in excess of 100,000. A municipality is considered "serviced" when the covered service area contains at least 80% of the urban area in the municipality. Oi's failure to meet these targets may result in the imposition of penalties, in extreme circumstances, in termination of Oi's personal mobile services authorizations. As of the date of this annual report, Oi has satisfied the network scope and service performance obligations set forth in the authorization agreements.

  3G Radio Frequency Licenses

        Oi holds five licenses to use radio frequency spectrum to provide 3G services in Region I, Region II and Region III. Each of these licenses grants permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for 15-year terms. Oi will be required to pay an amount equal to 2.0% of its prior year's net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

        These radio frequency licenses include network scope obligations. Under these obligations, Oi is currently required to (1) provide service to 168 municipalities in Region II that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, and (2) provide 3G service to all state capitals in Region II, the Federal District and all municipalities with a population in excess of 200,000 inhabitants. In addition, Oi will be required to:

  •
  provide 3G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by the fifth anniversary of the date of these licenses;

  •
  provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000 by the fifth anniversary of the date of these licenses; and

  •
  provide 3G service to 60% of the municipalities, including 242 specified municipalities, covered by these licenses with a population less than 30,000 by the eighth anniversary of the date of these licenses.

        A municipality is considered "serviced" when the covered service area contains at least 80% of the urban area in the municipality. Oi's failure to meet these targets may result in the imposition of penalties, and in extreme circumstances, in the termination of the 3G frequency licenses. As of the date of this annual report, Oi has satisfied the network scope and service performance obligations set forth in the licenses.

  4G Radio Frequency Licenses

        Oi holds three licenses to use radio frequencies in 2.5 GHz sub-bands to provide 4G services in Region I, Region II and Region III. Each of these licenses grants permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for 15-year terms. Oi will be required to pay an amount equal to 2.0% of its prior year's net operating revenue from 4G services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2027.

        These radio frequency licenses include network scope obligations. Under these obligations, Oi will be required to:

  •
  provide 4G service in all of the host municipalities of the 2013 FIFA Confederations Cup by April 30, 2013 and all of the host municipalities of the 2014 FIFA World Cup by December 31, 2013;

  •
  provide 4G service in all state capitals, municipalities with a population in excess of 500,000 and the Federal District by May 31, 2014;

  •
  provide 4G service to all of the municipalities covered by these licenses with a population in excess of 200,000 by December 31, 2015;

  •
  provide 4G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by December 31, 2016;

  •
  provide 4G service to all of the municipalities covered by these licenses with a population between 30,000 and 100,000 by December 31, 2017;

  •
  provide 4G service to 30% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2017;

  •
  provide 4G service to 60% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2018;

  •
  provide 4G service to all of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2019;

  •
  provide voice services in the 450 MHz spectrum and data services at minimum upload speeds of 128 kbps and download speeds of 256 kbps and a minimum monthly allowance of 250 MB in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, and in 384 such municipalities by December 31, 2015 and offer voice services in the 450 MHz spectrum and data services at minimum upload speeds of 256 kbps and download speeds of 1Mbps and a minimum monthly allowance of 500 MB in 962 such municipalities by December 31, 2017;

  •
  provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 128 kbps to rural schools in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by December 31, 2015 and in 962 such municipalities by December 31, 2017; and

  •
  make Oi's fixed line network available to other telecommunications services providers to allow them to comply with their obligations under the General Plan on Universal Service in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by September 30, 2014 and in 962 such municipalities by September 30, 2015.

        In addition, the 4G radio frequency licenses impose minimum investment obligations in domestic technologies. At least 60% of the cost of all goods, services, equipment, telecommunications systems and data networks that Oi purchases to meet its 4G service obligations must developed in Brazil. This minimum requirement will increase to 65% between January 1, 2015 and December 31, 2016 and 70% between January 1, 2017 to December 31, 2022.

        Oi's failure to meet these targets may result in the imposition of penalties, and in extreme circumstances, in termination of the 4G frequency licenses. As of the date of this annual report, Oi has satisfied the network scope and service performance obligations set forth in the licenses.

  Fixed Line Services Authorization Agreements

        Oi has entered into authorization agreements with ANATEL that govern authorizations to provide local fixed line services in and domestic long-distance services originating from (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III. These authorizations do not have termination dates and require compliance with certain quality of service obligations set forth in the General Plan on Quality Goals.

        Oi has also entered into authorization agreements that govern authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require compliance with certain quality of service obligations set forth in the General Plan on Quality Goals.

  Multimedia Communication Services Authorization Agreements

        Oi holds Multimedia Communication Services authorizations, which superseded its prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorizations, permitting Oi to provide high-speed data service. The Multimedia Communication Services authorizations became effective in May 2003 and cover the same geographical areas as Oi's concession agreements. In April 2008, in connection with the amendments to Oi's fixed line services concessions, it agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the areas of its concession agreements.

  Pay-TV Authorization Agreement

        In November 2008, Oi entered into an authorization agreement with ANATEL that governs its use of satellite technology to provide DTH satellite television services throughout Brazil. The authorization agreement permits Oi to provide DTH satellite television services for 15 years and is renewable for a 15-year term in exchange for a fee to be agreed upon.

        Under this authorization, Oi is required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with certain quality of service obligations set forth in applicable ANATEL regulations.

        In December 2012, ANATEL granted Oi's request to convert its DTH authorization agreement into a Conditional Access Service authorization, allowing Oi to provide nationwide subscription television services through any technology, including satellite, wireline and coaxial cable. Although Oi has not yet signed the Conditional Access Service authorization agreement, the act by which ANATEL granted Oi's request authorized it to begin offering the services to be governed by such agreement, including IP TV. In accordance with the ANATEL resolution that approved the Conditional Access Service regime, Oi's Conditional Access Service authorization will prohibit it from creating television content or owning more than 30% of a company that creates content. Oi will also be required to carry a certain percentage of Brazilian programming, including open and public access channels.

  Term of Commitment to Adhere to National Broadband Plan

        On June 30, 2011, Oi entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize its voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal of making broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, Oi is required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and Region II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to Oi's broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and Region II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and only need to be provided upon demand. The services provided under the Term of Commitment may be implemented gradually. Oi is obligated to make services available to 100% of eligible retail and wholesale customers by December 31, 2014 and June 30, 2013, respectively. The Term of Commitment also requires that Oi:

  •
  provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of

    2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

  •
  adequately advertise the services contemplated by the Term of Commitment and present to the Ministry of Communications semi-annual reports detailing its marketing efforts; and

  •
  use its best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities by 2015.

        The Term of Commitment will expire on December 31, 2016.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

        Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

        The following information is disclosed pursuant to Section 13(r).

        We, through our subsidiary TMN and our jointly controlled entity Oi, have entered into roaming agreements with MTN Irancell. Pursuant to such roaming agreements, our customers are able to roam on the particular Iranian network (outbound roaming), and customers of such Iranian operators are able to roam on our relevant subsidiary's network (inbound roaming). For outbound roaming, we pay the relevant Iranian operator roaming fees for use of their network by our customers, and for inbound roaming the Iranian operator pays us roaming fees for use of our network by its customers.

        In 2012, in connection with the above mentioned roaming agreements entered into with MTN Irancell, TMN recorded gross revenues of €1,200 and operating costs of €2,306, corresponding to a net loss after tax of €758, and Oi (whose results we proportionally consolidate due to our 25.6% interest in TmarPart) recorded gross revenues of €33 and operating costs of €647, corresponding to a net loss after tax of €405.

        In addition to the above-mentioned transactions, TMN also incurred in expenses amounting to €537 in 2012 with the Mobile Company of Iran, corresponding to a net loss after tax of €368.

        The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

        We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Lisbon, Portugal. We recorded gross revenues and net profits of less than €10,000 from these services in 2012. As one of the primary providers of telecommunications services in Lisbon, Portugal, we intend to continue providing such services, as we do to the embassies of many other nations.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Commission for use in the European Union. As of and for the years ended December 31, 2010, 2011 and 2012, there was no difference between IFRS, as adopted by the European Commission for use in the European Union, as applied by Portugal Telecom, and IFRS as issued by the International Accounting Standards Board.

Overview

Our Segments and Customer Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries and jointly controlled entities, which are classified for financial reporting purposes according to the manner in which our management views and manages our operations.

        We operate in two reportable segments: (1) Telecommunications in Portugal and (2) Telecommunications in Brazil-Oi. We report revenues from the Portuguese telecommunications business in four customer categories: (i) residential, (ii) personal, (iii) enterprise and (iv) wholesale and other. We report revenues from the Brazilian telecommunications business in three customer categories: (i) residential, (ii) personal mobility, and (iii) enterprise (corporate and SMEs). In addition to the two reportable segments mentioned above, we have other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from our Portuguese and international operations accounted for 42% and 58% of our consolidated revenues in 2012, respectively, reflecting primarily 41% and 46% of our consolidated revenues related to the Portuguese and Brazilian (Oi) telecommunications businesses, respectively, as well as 7% of our consolidated revenues related to the proportional consolidation of Contax and 4% of our consolidated revenues related to the Africatel businesses.

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

  •
  Telecommunications in Brazil—Oi.  After the completion of the corporate reorganization of Oi that occurred on April 9, 2012, we hold a 23.3% economic interest in Oi S.A., one of the largest telecommunications companies in Brazil, and we are parties to a series of shareholder agreements with other shareholders of Oi that allow us to jointly control Oi. We completed our investment in Oi on March 28, 2011 through the acquisition of a 25.6% effective interest in TmarPart, the parent company of Oi S.A., and the acquisition of a subsidiary of TmarPart that merged into Oi S.A. as part of the 2012 corporate reorganization. Although we hold a 23.3% economic interest in Oi S.A., we have proportionally consolidated 25.6% of the results of operations of TmarPart and its subsidiaries (including Oi S.A.) in our consolidated results of operations since April 1, 2011 due to our 25.6% effective interest in TmarPart. Oi generates revenues by providing services in the following customer categories:

  •
  Residential services, which include local fixed line services and domestic long-distance services, primarily in Region I and Region II of Brazil, data transmission services and usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's fixed line network (fixed line interconnection services).

    •
    Personal services, which include mobile telecommunications services throughout Brazil (Region I, Region II and Region III) utilizing 2G and 3G technology, including voice and data transmission services, and usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's moblie network (mobile interconnection services).

    •
    Enterprise services, which include fixed line telecommunications services, mobile telecommunications services, advanced voice services, such as 0800 (toll free) services, customized infrastructure and storage capacity and access to advanced data centers, in each case to corporate and medium and small businesses.

    •
    Other services, which include subscription television services, including cable and DTH television services, ISP services, operation of an iG internet portal (which Oi agreed to sell in 2012) and a mobile phone payment system and call center.

  •
  Other International Telecommunications Businesses.  We also generate revenue from our other strategic partnerships in Brazil, Africa and Asia:

  •
  Contax, Brazil.  Concurrently with our investment in Oi, we acquired a direct economic interest of 16.2% in CTX, the controlling shareholder of Contax Participações and Contax, a provider of corporate services (primarily contact services) in Brazil. Even before our investment in Contax, we provided call center and IT/IS services in Brazil through our subsidiaries Dedic and GPTI. On June 30, 2011, we exchanged our interest in Dedic and GPTI for an additional interest in Contax, as a result of which Dedic and GPTI became wholly owned subsidiaries of Contax and our economic interest in Contax increased from 14.1% to 19.5%. On April 2, 2013, in connection with Contax's corporate reorganization, we increased our economic interest in Contax to 21.1%. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, based on our direct and indirect interest in CTX (42.0% through June 30, 2011 and 44.4% as from July 1, 2011), and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

  •
  MTC, Namíbia.  We have a 34.0% direct interest in MTC (through our 75% owned subsidiary Africatel), which provides mobile telecommunications services in Namibia and which we fully consolidate in our consolidated financial statements.

  •
  Cabo Verde Telecom, Cape Verde.  We have a 40.0% direct interest in Cabo Verde Telecom (through our 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the Cabo Verde Islands and which we fully consolidate in our consolidated financial statements.

  •
  CST, São Tomé and Príncipe.  We have a 51.0% interest in CST (through our 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the São Tomé and Príncipe Islands and which we fully consolidate in our consolidated financial statements.

  •
  Timor Telecom, East Timor.  We have a 54.01% direct interest in Timor Telecom (through our 76.14% owned subsidiary TPT—Telecomunicações Públicas de Timor), which provides fixed and mobile telecommunications services in East Timor and which we fully consolidate in our consolidated financial statements.

  •
  International Equity Investments.  We also hold equity interests in strategic partnerships and investments in Africa and Asia:

  •
  Unitel, Angola.  We have a 25.0% direct interest in Unitel (through our 75% owned subsidiary Africatel), which provides mobile telecommunications services in Angola and which we account for using the equity method.

  •
  CTM, Macau.  As of December 31, 2012, we had a 28.0% economic interest in CTM, which provides fixed and mobile telecommunications services in Macau and which we account for using the equity method. In January 2013, we entered into a definitive agreement for the sale of our 28% equity stake in CTM to Citic Telecom International Holdings Limited. Under this agreement, we expect to receive total proceeds of US$411.6 million, subject to adjustments, on a cash-free and debt-free basis and assuming a normal level of working capital. The transaction has been approved by our Board of Directors and is conditioned upon the satisfaction of certain conditions, including the successful completion of the transfer to CITIC Telecom of an equity stake representing 51% of the share capital of CTM held by Sable and the approval of both transactions by the Government of Macau and by the relevant governmental and regulatory authorities in the People's Republic of China.

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

Global Telecommunications Sector

  •
  Changing consumer habits.  A surge of new devices and faster networks, coupled with the proliferation of new innovative players in the telecommunications, media and technology markets, are creating new needs and changing consumer habits. Consumers are demanding digital content, a full mobility experience and access to data everywhere. Content is increasingly digital, with usage time of online content growing faster than that of offline content, especially in gaming, video and music. Mobility has become the norm as consumers have more personal devices and spend an increasingly higher share of their online time using these devices, especially for data services. This new consumer demand for uninterrupted access to data and content across several devices is transforming the expectations we must meet to remain competitive, translating into a need to transform our business model. In response to these changes, telecommunications companies are becoming increasingly dependent on information technologies and searching for more efficient and effective solutions. We are endeavoring to address these new needs by delivering integrated solutions, encompassing communications, networks and information technologies, and by offering flexible, scalable and secure cloud services.

  •
  Increasing network investment.  The increasing digitalization of consumers and companies is leading to a surge in usage of heavy data services. This surge is generating a "data tsunami" that is flooding communication networks around the globe, particularly in mobile networks, driven by the exponential growth of mobile video consumption. This new paradigm of network scarcity places a significant premium on network investment as operators strive to enhance customer experience for increasingly more demanding customers. The deployment of new access technologies and networks continues to be an overriding trend across the sector, with operators announcing plans, trials and investments in Next Generation Access Networks (NGAN), especially FTTH networks in the fixed business and 4G-LTE in the mobile business. Both technologies offer more speed, lower latencies and higher reliability. FTTH improves customer experience by providing higher and guaranteed speed, download and upload symmetry and lower latency. Moreover, fiber investment also supports an enhanced mobile network, with high-quality fiber connections for mobile base stations. Mobile 4G-LTE technology is also critical to the ability to offer a seamless connectivity experience everywhere, addressing the increasing need for mobility with a high quality connection. Both FTTH and 4G-LTE dramatically improve efficiency of data transmission, enabling significant cost reduction for operators.

  •
  Challenges in mature markets.  As operators strive to cope with network investments, the sector is facing a significant increase in competition in mature markets, in both fixed and mobile communications. In the wireline market, traditional telecommunications companies are threatened by both cable and mobile operators. Cable providers are placing a significant bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fiber solutions. In Europe alone, the number of DOCSIS 3.0 households is expected to grow rapidly in the medium term. In the mobile market, LTE is being rolled-out at a global level, and its high speed and low latency create an opportunity for mobile operators to compete in the residential arena. In addition, regulators are pushing an aggressive decrease in mobile termination rates, which in Europe are expected to reach €0.019 per minute in the short term. These levels open opportunities for aggressive offerings by new entrant operators, including low-cost all-net bundles that dilute incumbent operators' network externalities. Such offers are being launched in several countries with strong customer acceptance.

  •
  Continued growth in emerging markets.  Emerging markets continue to appeal to telecommunications operators as they remain sources of scale and growth. Simultaneous growth in population and GDP per capita is driving the emergence of new consumers, translating into new demand and thus new potential for traditional telecommunications services providers. Generally, penetration of most services in emerging markets has yet to reach levels of mature markets. In general, emerging markets are accounting for a significant portion of the revenue growth in both fixed line and mobile service segments. This trend is expected to persist in the medium term.

  •
  Shifting competitive boundaries.  The broader telecommunications sector is expected to continue to expand at a global level, but an increasingly large share is now occupied by adjacent sector players such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and a billing relationship through which users access a myriad of services from adjacent players, such as music, video, photos, apps and retail. These adjacent competitors are often able to build strong global brands. For example, in the equipment manufacturers market, Apple and Samsung accounted for 50% of total global revenues, up from only 16% in 2007. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators.

Telecommunications in Portugal

  •
  Increasing Competitive Pressure.  Our residential and enterprise businesses face increasingly strong competition from fixed line operators (including VoIP providers) as well as from mobile players. We face aggressive competition from ZON, Sonaecom, Vodafone and other corporate solutions operators in the Portuguese telecommunications sector. Our major competitors compete through their respective multi-play offers, which include traditional voice services as well as Pay-TV and broadband Internet services and, on the corporate side, complex telecom and IT/IS solutions. In addition, the competitive landscape is expected to change in the near term, with the announced consolidation of ZON with Sonaecom to create a new integrated telecommunications operator in Portugal. We anticipate this transaction will further increase the focus on bundled offers as a way to satisfy perceived consumer appetite for bundles that provide them with simplicity, convenience and economy.

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

  •
  Changes in Revenue Mix.  Our Pay-TV customers have increased since we introduced Pay-TV service in 2008. In addition, our ADSL residential accesses increased by 11.4% in 2012 due to our marketing of service packages that include Pay-TV and ADSL broadband services. The mix of the revenues of our residential business has therefore shifted significantly in recent years, with Pay-TV related revenues partially offsetting the continued pressure on the traditional voice business. In each of the last three years, for example, we achieved positive net additions of fixed lines, primarily due to strong performance of Meo double-play and triple-play offers. We expect that Pay-TV and broadband services will continue to be an important driver of our fixed line business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting our business and revenues.

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

  •
  Decreasing Interconnection Charges.  In 2005, ANACOM declared all mobile operators, including TMN, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that have caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease steadily. ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 2012. These reductions have had, and will continue to have, a significant adverse impact on TMN's revenues and results of operations.

  •
  Continuing Introduction of New Products.  The fast development and availability of new access devices are leading to significant growth in Internet users and more frequent usage, leading to increased bandwidth consumption. Examples of this trend are smartphones, tablet PCs and Internet pads. In 2012, we continued to develop and introduce a diversified product offering in the mobile market, including touch-screen phones, smartphones and tablet PCs, making available to our customers data and value-added services and sophisticated applications. In January 2013, we announced the launch of a quadruple-play offer of converged fixed-mobile services by Meo, which includes TV, internet, fixed telephone and mobile telephone services. We describe several of our recently launched services in "Item 4—Information on the Company—Our Businesses—Portuguese Operations."

  •
  Continuing Investments in our Network.  Remaining competitive requires continuing investments to build out our third- and fourth-generation network and develop new services, and our capital expenditures on our network have increased in recent years. In December 2011, we completed the acquisition of a fourth-generation mobile license, under which TMN provides services using long term evolution ("LTE") technology, which represents an evolution from the GSM technology that allows for higher levels of bandwidth and speed.

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

Telecommunications in Brazil—Oi

  •
  Continuing Importance of the Brazilian Market to Our Results of Operations.  Under the terms of our strategic partnership with Oi, we have a role in Oi's management, allowing us to share the control of its strategic financial and operating decisions. We proportionally consolidate the results of operations of Oi in our results of operations based on our 25.6% economic ownership interest in TmarPart, the controlling shareholder of Oi S.A. The results of operations of Oi and the dynamics of the Brazilian telecommunications markets are crucial to our financial condition and results of operations.

  •
  Effects of Fluctuations in Exchange Rates.  Because we present our financial statements in Euros and must translate Oi's assets, liabilities, results of operations and cash flows from Reais into Euros as of and for each fiscal period, fluctuations in the Euro-Real exchange rate can significantly affect our statement of financial position, results of operations and cash flows. In addition, fluctuations in the exchange rate between the Real and the U.S. dollar have a significant effect on Oi's own results of operations. Substantially all of Oi's cost of services and operating expenses are incurred in Reais in Brazil. As a result, the appreciation or depreciation of the Real against the U.S. dollar has not had a material effect on Oi's operating margins. However, the costs of a substantial portion of the network equipment that Oi purchases for its capital expenditure projects is denominated in U.S. dollars or is U.S. dollar-linked. This network equipment is recorded on Oi's statement of financial position at its cost in Reais based on the applicable exchange rate on the date of the transfer of ownership. As a result, depreciation of the Real against the U.S. dollar results in this network equipment being more costly in Reais and leads to increased depreciation expenses. In addition, a significant portion of Oi's indebtedness is denominated in U.S. dollars. When the Real appreciates against the U.S. dollar, Oi's interest costs on its indebtedness denominated in U.S. dollars decline in Reais, which positively affects its results of operations in Reais, and the amount of Oi's indebtedness denominated in U.S. dollars declines in Reais. A depreciation of the Real against the U.S. dollar or the Euro has the converse effect.

  •
  Decreased Demand for Fixed Lines Services.  Demand for local fixed line services (including Oi's public telephones) has reached a plateau in recent years, with the number of Oi customers terminating their fixed line services exceeding new activations. Oi has sought to combat the general trend of substitution of mobile services in place of local fixed line services by offering a variety of bundled plans that include mobile services, broadband services and Oi TV subscriptions. As a result of these service offerings, we expect that the rate of decline in the number of Oi's fixed lines in service will decrease.

  •
  Increased Competition in the Growing Mobile Services Market.  While Oi's mobile services base has grown substantially in recent years, this market is extremely competitive. Competitive pressures have required Oi to introduce service plans under which the monthly and per-minute rates that they charge mobile customers are lowered, reducing its average revenue per customer. We expect Oi's overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in Oi's mobile services business to occur at lower rates than historically achieved.

  •
  Effects of Expansion of Mobile Data Transmission Services.  In recent years, Oi undertook extensive capital expenditure projects to install the network equipment necessary to expand its offerings of 2G and 3G services. Oi expects that these services will generate significant additions to its mobile customer base and lead to long-term increases in its revenues and operating income before financial income (expenses) and taxes. The marketing and promotion campaigns related to Oi's offerings of mobile data transmission services contributed to an increase in the selling expenses of its personal services segment and to an increase in the amount of discounts that Oi recorded against gross operating revenue.

  •
  Effects of Brazilian Regulatory Requirements.  New and existing regulations applicable to the telecommunications industry set forth by ANATEL and the obligations included in Oi's concession contracts require Oi to make capital expenditures, affect the revenues that it generates and impose additional costs. If Oi fails to meet quality goals established by ANATEL under the General Plan on Quality Goals, fails to meet the network expansion and modernization targets established by ANATEL under the General Plan on Universal Service and its concession agreements, fails to comply with its obligations under its personal mobile services authorizations or fails to comply with its obligations under other ANATEL regulations, Oi may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of its concessions and authorizations.

  •
  Decreased Rate of GDP Growth in Brazil.  While growth in Brazil's GDP stimulates demand for telecommunications services, that demand is relatively inelastic in periods of economic stagnation. Brazilian GDP grew by an estimated 0.9% in 2012, 2.7% in 2011 and 7.5% in 2010. While we believe that a decrease in the rate of growth of Brazil's GDP would not be material under foreseeable scenarios, a substantial and continued deterioration of economic conditions could have a material adverse effect on the number of Oi's subscribers and the volume of usage of its services and, as a result, our net operating revenue.

  •
  Effects of Level of Indebtedness.  At December 31, 2012, Oi's total outstanding indebtedness on a consolidated basis was R$33,346 million. The level of Oi's indebtedness results in significant interest expenses that are reflected in its income statement. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains. In 2012, Oi recorded total financial expenses of R$4,491 million on a consolidated basis, of which R$2,066 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$2,077 million consisted of losses from monetary correction and exchange differences on third-party loans and financing.

        All our businesses are subject to significant competition and operate in highly regulated environments. You should carefully review "Item 4—Information on the Company—Competition" and "—Regulation" for more information. In addition, you should be aware of the risks to which each of our businesses is subject. See "Item 3—Key Information—Risk Factors."

Seasonality

        Although our revenues and costs fluctuate from quarter to quarter, we do not experience large fluctuations due to seasonality. In Portugal we tend to have higher revenues in the fourth quarter due to promotional campaigns centered on the Christmas holiday. To a lesser degree, promotional campaigns at the time of the Easter and Mother's Day holidays also tend to increase our revenues in the second quarter. In addition, our revenues from our Portuguese operations tend to be lower during the Portuguese summer holidays during the third quarter.

        Our telecommunications services in Brazil are generally not affected by major seasonal variations, except for the first quarter of the year, when economic activity is generally reduced in Brazil.

Discontinued Operations—Vivo

        On July 28, 2010, we reached an agreement with Telefónica to sell our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo, to Telefónica. The sale was concluded on September 27, 2010. Until the sale, we provided mobile telecommunications services in Brazil through Vivo. Our consolidated statements of income and cash flows for the year ended December 31, 2010 present Vivo under the caption "Discontinued Operations," but Vivo is no longer included in our consolidated statement of financial position as of December 31, 2010 or in our consolidated statements of income and cash flows for any period thereafter.

Limitation on Comparability of Our Financial Statements

        Due to several recent significant transactions, our results of operations and other financial information for the years 2010, 2011 and 2012 are not fully comparable.

  •
  Acquisition of ownership interest in Oi.  On March 28, 2011, we acquired a significant economic interest in Oi. Since April 1, 2011, we have proportionally consolidated 25.6% of TmarPart in our consolidated financial statements, which, in turn, fully consolidates Oi S.A. and Telemar. Our results of operations for 2010 and the first three months of 2011 do not include the results of operations of Oi, and, therefore, our results of operations for the years ended December 31, 2010, 2011 and 2012 are not fully comparable.

  •
  Acquisition of ownership interest in Contax.  At the time of our investment in Oi, we also acquired an interest in Contax. On June 30, 2011, we exchanged our previous investments in Dedic and GPTI for an additional interest in Contax, and as a result our economic interest in Contax increased. We have proportionally consolidated the results of operations of Contax in our results of operations since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011. For the year ended December 31, 2010 and for the period from January 1, 2011 through June 30, 2011, we fully consolidated the results of operations of Dedic in our results of operations. The Contax transaction therefore affects the comparability of our results of operations for the years ended December 31, 2011 and 2012 with our results of operations for earlier periods.

  •
  Sale of interest in Vivo.  On September 27, 2010, we sold to Telefónica our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo. We reflect Vivo in our statements of income and cash flows for periods prior to September 27, 2010 as a discontinued operation. This transaction does not affect the comparability of our results of operations from continuing operations but impacts net income from discontinued operations and, consequently, consolidated net income, which includes the earnings of Vivo up to September 27, 2010. The transaction also led to a significant gain net of related expenses recorded in 2010 in connection with the sale.

  •
  Sale of interest in UOL.  On December 29, 2010, we reached an agreement for the sale to a Brazilian third party of our 28.78% interest in Universo Online S.A. ("UOL"), Brazil's largest internet provider by revenue, for R$356 million. UOL's total operating revenues were R$816.7 million in 2010 (€350.5 million). Our results of operations include the results of operations of UOL only for the year ended December 31, 2010, through the equity method of accounting.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. We summarize our significant accounting policies, judgments and estimates in Note 3 to our audited consolidated financial statements. Our reported financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial statements.

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

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuation of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. As of December 31, 2012, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

  Goodwill

        Goodwill arising on consolidation represents the excess of the cost of acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control or joint control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively calculated, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

        In accordance with IFRS, at the end of each reporting period, we review the goodwill of each cash-generating unit for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and write it down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs or the value in use of the asset. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value in use approach for all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by our Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming four years, and the flows for future years are estimated by applying reasonable growth rates.

        In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        The goodwill impairment analysis that we conducted as of December 31, 2012 did not suggest that any such impairment was likely in a future period.

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

  Accrued Post Retirement Liability

        As of December 31, 2012, we recorded an accrued post retirement liability amounting to €921.4 million to cover our net unfunded obligations regarding pension supplements, post retirement healthcare benefits and salaries for pre-retired and suspended employees. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefit obligations. The discount rate reflects the weighted average timing of the estimated defined benefit payments. The discount rate premium is determined based on European corporate bonds with a high quality rating. The assumptions concerning the expected return on plan assets are determined on a uniform basis, considering long-term historical returns, asset allocation and future estimates of long-term investment returns. In the event that further changes in assumptions are required with respect to discount rates and expected returns on invested assets, the future amounts of our post retirement benefit costs may be materially affected. See Note 14 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

  Provisions and Adjustments

        Provisions are recorded when, at the end of the period, we have an obligation to a third party that is probable or certain to create an outflow of resources to the third party. This obligation may be legal, regulatory and contractual in nature. It may also be derived from our practice or from public commitments having created a legitimate expectation for such third parties that we will assume certain responsibilities. To estimate the expenditure that we are likely to bear to settle the obligation, our management takes into consideration all of the available information at the closing date for our audited consolidated financial statements. If no reliable estimate of the amount of the obligation can be made, no provision is recorded; information is then disclosed in the notes to the financial statements.

        Contingencies liabilities represent obligations which are neither probable nor certain at the time of drawing up the financial statements, and obligations for which the cash outflow is not probable are not recorded. Information about them is disclosed in the notes to the audited consolidated financial statements.

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

  Assessment of the Fair Value of Certain Assets Using the Revaluation Model

        In 2008, we adopted the revaluation model for measuring the carrying value of certain classes of assets, namely duct infrastructure and real estate assets. In accordance with our policy, we revise the revalued amount at least once every three years and, accordingly, we performed another reevaluation during the year ended December 31, 2011. These revaluations were effective as of December 31, 2011 and resulted in a net reduction of tangible assets amounting to approximately €131.4 million, of which approximately €126.2 million was recognized directly in our consolidated statement of comprehensive income and €5.3 million was recognized in our consolidated income statement. In order to determine the revalued amount of those assets, we used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs for duct infrastructure and the use of specific indicators for the real estate market. See Notes 3(c) and 37.4 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

  Deferred Taxes

        We recognize and settle income taxes based on the results of operations determined in accordance with local corporate legislation, taking into consideration the provisions of the applicable tax law, which are different from the amounts calculated for IFRS purposes. In accordance with IAS 12, Income Taxes, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. We regularly assess the recoverability of deferred tax assets and recognize an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Recent IFRS Accounting Pronouncements

        During the year ended December 31, 2012, the following standard adopted by the European Union became effective, although its adoption had no impact on our audited consolidated financial statements:

  •
  Changes to IFRS 7 Financial Instruments: Disclosures.

        In addition, the following standards or revised standards issued by the International Accounting Standards Board ("IASB") have already been adopted by the European Union, but their application is only required in subsequent periods:

  •
  Amendments to IFRS 7 Financial Instruments: Disclosures;

  •
  Amendments to IAS 1 Presentation of Financial Statements;

  •
  Amendments to IAS 19 Employee Benefits;

  •
  Amendments to IFRS 1 First-Time Adoption of IFRS;

  •
  Amendments to IAS 12 Income Taxes;

  •
  Amendments to IAS 32 Financial Instruments: Presentation;

  •
  IFRS 10 Consolidated Financial Statements;

  •
  IFRS 11 Joint Arrangements;

  •
  IFRS 12 Disclosure of Interests in Other Entities;

  •
  Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates; and

  •
  IFRS 13 Fair Value Measurement.

        The following new standards or revised standards issued by the IASB have not yet been endorsed by the European Union, and their application is only required in subsequent periods:

  •
  On October 31, 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27;

  •
  On June 30, 2012, the IASB issued amendments to IFRS 10, Transition Guidance of Consolidated Financial Statements, IFRS 11, Joint Arrangements, and IFRS 12, Disclosure of Interests in Other Entities;

  •
  In March 2012, the IASB issued amendments to IFRS 1, First Time Adoption of IFRS;

  •
  In December 2011, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures; and

  •
  In November 2009, the IASB issued IFRS 9, Financial Instruments, subsequently amended in October 2010.

        For a discussion on the main issues covered by these standards and their potential impact on our financial statements, see Note 4 to our audited consolidated financial statements.

 Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview." The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010		2011			2012
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Continuing Operations Operating revenues:
Telecommunications in Portugal	3,102.2	82.9%	2,868.7	46.7%	(7.5)%	2,676.9	40.6%	(6.7)%
Services	2,918.7	78.0%	2,726.4	44.4%	(6.6)%	2,532.7	38.4%	(7.1)%
Sales	146.5	3.9%	115.1	1.9%	(21.4)%	107.4	1.6%	(6.7)%
Other	36.9	1.0%	27.1	0.4%	(26.5)%	36.8	0.6%	35.7%
Telecommunications in Brazil—Oi	—	—	2,409.2	39.2%	—	3,037.9	46.0%	26.1%
Services	—	—	2,297.5	37.4%	—	2,817.1	42.7%	22.6%
Sales	—	—	12.0	0.2%	—	56.9	0.9%	373.2%
Other	—	—	99.7	1.6%	—	163.9	2.5%	64.4%
Other businesses	640.1	17.1%	869.0	14.1%	35.8%	884.0	13.4%	1.7%
Services	597.3	16.0%	835.4	13.6%	39.9%	844.2	12.8%	1.1%
Sales	19.1	0.5%	14.3	0.2%	(25.3)%	34.3	0.5%	140.2%
Other	23.7	0.6%	19.3	0.3%	(18.6)%	5.5	0.1%	(71.5)%
Total operating revenues	3,742.3	100.0%	6,146.8	100.0%	64.3%	6,598.8	100%	7.4%
Costs, expenses, losses and income:
Wages and salaries	637.1	17.0%	1,020.5	16.6%	60.2%	1,102.4	16.7%	8.0%
Direct costs	547.6	14.6%	1,012.3	16.5%	84.9%	1,092.4	16.6%	7.9%
Costs of products sold	179.9	4.8%	169.9	2.8%	(5.6)%	183.1	2.8%	7.8%
Marketing and publicity	81.1	2.2%	131.1	2.1%	61.7%	124.4	1.9%	(5.1)%
Supplies, external services and other expenses	724.5	19.4%	1,281.4	20.8%	76.9%	1,475.2	22.4%	15.1%
Indirect taxes	45.4	1.2%	187.5	3.0%	312.7%	247.0	3.7%	31.8%
Provisions and adjustments	35.0	0.9%	156.3	2.5%	347.1%	105.6	1.6%	(32.4)%
Depreciation and amortization	758.6	20.3%	1,325.6	21.6%	74.7%	1,390.6	21.1%	4.9%
Post retirement benefits costs	38.2	1.0%	58.5	1.0%	53.2%	58.3	0.9%	(0.4)%
Curtailment costs	145.5	3.9%	36.4	0.6%	(75.0)%	2.1	0.0%	(94.3)%
Gains on disposals of fixed assets, net	(5.5)	(0.1)%	(9.2)	(0.1)%	65.8%	(32.7)	(0.5)%	256.2%
Other costs, net	141.2	3.8%	32.6	0.5%	76.9%	(8.7)	(0.1)%	(126.7)%
Income before financial results and taxes	413.8	11.1%	744.0	12.1%	79.8%	859.2	13.0%	15.5%
Net interest expenses	185.0	4.9%	297.1	4.8%	60.6%	498.8	7.6%	67.9%
Net foreign currency exchange losses	6.8	0.2%	18.1	0.3%	166.3%	2.2	0.0%	(87.6)%
Net losses (gains) on financial assets and other investments	(1.9)	(0.0)%	(0.6)	(0.0)%	(68.9)%	3.9	0.1%	(770.8)%
Equity in earnings of affiliated companies, net	(141.7)	(3.8)%	(209.2)	(3.4)%	47.6%	(209.7)	(3.2)%	0.2%
Net other financial losses	33.3	0.9%	107.4	1.7%	222.5%	90.6	1.4%	(15.6)%
Income before taxes	332.2	8.9%	531.1	8.6%	59.9%	473.2	7.2%	(10.9)%
Income taxes	77.5	2.1%	108.2	1.8%	39.6%	147.6	2.2%	36.4%
Net income from continuing operations	254.6	6.8%	422.9	6.9%	66.1%	325.6	4.9%	(23.0)%
Discontinued operations
Net income from discontinued operations	5,565.4	148.7%	—	—	(100.0)%	—	—	—
Net income	5,820.1	155.5%	422.9	6.9%	(92.7)%	325.6	4.9%	(23.0)%
Attributable to:
Non-controlling interests	147.9	4.0%	83.8	1.4%	(43.3)%	95.3	1.4%	13.8%
Equity holders of the parent	5,672.2	151.6%	339.1	5.5%	(94.0)%	230.3	3.5%	(32.1)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

  Operating Revenues

        Our operating revenues increased to €6,598.8 million in 2012 from €6,146.8 million in 2011, an increase of 7.4%, reflecting primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, as the earnings of these businesses were proportionally consolidated as from April 1, 2011, partially offset by the contribution of Dedic/GPTI in the first half of 2011, as this business was fully consolidated up to June 30, 2011 and then integrated with Contax, which we proportionally consolidate, following the completion of the exchange of our interest in this business for an additional stake in Contax. Excluding the impact of these changes in the consolidation perimeter, totaling €801.9 million, and also the impact of the depreciation of the Brazilian Real against the Euro (€278.7 million), our consolidated operating revenues would have decreased by 1.2%, or €71.2 million, in 2012 as a result of revenue decline in the Portuguese telecommunications businesses (€191.5 million), partially offset by higher contributions from Oi (€82.6 million) and other international operations, namely MTC in Namibia (€20.7 million), Timor Telecom (€9.3 million) and Contax (€8.4 million).

        Our revenues from our Portuguese telecommunications business in the year ended December 31, 2012 were negatively impacted by, among other things, (1) lower revenues in the Enterprise customer category, where we experienced pricing and consumption pressure, namely from government agency clients, and by the absence of projects for the large companies, (2) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues, lower customer service revenues and lower sales and (3) lower revenues from wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to Pay-TV and broadband revenues, which are driven by the success of the Meo double- and triple-play offers.

        We present below the revenue information for each of our business segments, which, as described above, are as follows: (1) Telecommunications in Portugal and (2) Telecommunications in Brazil—Oi (reflecting our proportional consolidation as from April 1, 2011 of TmarPart, which, in turn, fully consolidates Oi S.A. and its subsidiaries).

        The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Telecommunications in Portugal.    The table below sets forth operating revenues from our Portuguese telecommunications business in 2011 and 2012. As described in more detail in "Item 4—Information on the Company—Our Businesses—Portuguese Operations," our Portuguese telecommunications business includes revenues from the Residential, Personal, Enterprise and Wholesale customer categories.

	2011	2012	% Change
	(EUR Millions)
Telecommunications in Portugal
Residential	682.3	711.7	4.3%
Personal	768.4	688.1	(10.4)%
Enterprise	982.1	896.0	(8.8)%
Wholesale, other and eliminations	459.2	404.7	(11.9)%
Total	2,892.0	2,700.5	(6.6)%

        In the Residential customer category, operating revenues increased by 4.3% to €711.7 million in 2012 from €682.3 million in 2011. Our residential revenues benefitted from the commercial success of Meo, whose double-play and triple-play services (voice, data and Pay-TV) have grown and have partially mitigated the recent revenue loss trend in the Portuguese telecommunications business. As result of

Meo's success, the weight of non-voice services in the Residential customer category stood at 63.4% in 2012, an increase of 4.9 percentage points as compared to 58.5% in 2011.

        In the Personal customer category, operating revenues decreased by 10.4% to €688.1 million in 2012 from €768.4 million in 2011, primarily due to: (1) lower customer revenues (€56.3 million), which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of "tribal plans" yielding lower revenues per user, as well as the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€19.8 million), partially as a result of the negative impact of lower mobile termination rates and (3) lower equipment sales (€3.7 million). Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 33.2% of service revenues, an increase of 2.4 percentage points over 2011, as a result of the solid performance of "internetnotelemovel" (Internet on the cell phone) data packages, which continued to show strong growth, the commercial success of our "e nunca mais acaba" plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

        Operating revenues from the Enterprise customer category decreased by 8.8% to €896.0 million in 2012 from €982.1 million in 2011, negatively affected by the economic environment, namely by: (1) strong cost cutting initiatives by government agency clients and significant reduction in investments in new projects, (2) the cost reduction initiatives by large corporations and (3) economic challenges faced by small and medium businesses, which showed some resilience in 2011 but have since become more negatively affected by the economic and financing conditions in Portugal. Our strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, we continued to provide advanced one-stop-shop IT/IS solutions, focusing on business process outsourcing (BPO) and on the marketing of machine-to-machine solutions. These offers leverage our investment in FTTH and cloud computing, which allow the offering of cloud-based services in partnership with software and hardware vendors.

        Wholesale and other operating revenues, including eliminations among our Portuguese businesses, decreased by 11.9% to €404.7 million in 2012 from €459.2 million in 2011, impacted by lower revenues associated with: (1) the directories business, (2) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks, (3) public pay phones and (4) termination of national and international traffic.

        Telecommunications in Brazil—Oi.    The table below sets forth our operating revenues from our Brazilian telecommunications business in 2011 and 2012.

	2011	2012	% Change
Telecommunications in Brazil—Oi
Services	2,297.5	2,817.1	22.6%
Sales	12.0	56.9	374.2%
Other	102.6	168.0	63.7%
Total	2,412.1	3,042.1	26.1%

        Operating revenues from our Brazilian telecommunications business increased by 26.1% to €3,042.1 in 2012 (R$7,630.8) from €2,412.1 million in 2011 (R$5,611.8 million). Oi's results have been proportionally consolidated as from April 1, 2011, reflecting the 25.6% direct and indirect interest that we have in TmarPart, which, in turn, fully consolidates the Oi Group, including Tele Norte Leste Participações (which merged into Oi S.A. in 2012), Telemar (which is now a subsidiary of Oi S.A.) and Brasil Telecom (which has been renamed Oi S.A.).

        Oi has reorganized its business units, shifting its focus from product to customer segments, and has defined three main customer segments and priorities: (1) Residential customers, where Oi aims to leverage the largest residential customer base in Brazil, (2) Personal Mobility customers, where Oi seeks to improve competitiveness to expand market share, particularly in postpaid and in mobile data and (3) Enterprise (corporate and SME) customers, where Oi is focused on maintaining its market share and and penetrating new markets.

        The increase in Oi's revenues that were proportionally consolidated in our financial statements reflects the effect of the proportional consolidation in the first quarter of 2012 (€788.4 million). Excluding the impact of the proportional consolidation of Oi's revenues for the first quarter of 2012, Oi's revenues would have decreased 6.6% from €2,412.1 million in 2011 to €2,253.6 million in 2012, primarily due to the impact of the depreciation of the Brazilian Real against the Euro (€241.1 million) and a decrease in service revenues on a constant currency basis (€3.4 million), partially offset by higher sales and other revenues on a constant currency basis (€86.0 million). The decrease in service revenues reflects the following factors and offsetting factors:

  •
  A decrease in Residential revenues, primarily due to (1) a decrease in the average number of lines in service due to competition and the general trend towards substituting mobile services in place of fixed line services, (2) the migration of fixed line customers from basic service plans to alternative plans that have higher monthly allowances of minutes, leading to a decrease in total billed minutes, and (3) the effect on rates of aggressive discounting campaigns undertaken in 2012 by our competitors. This decrease was partially offset by an increase in revenues from data transmission services.

  •
  An increase in Personal Mobility revenues due to (1) higher revenues from monthly fees due to postpaid customer growth, partially offset by a decrease in the average monthly subscription fee, (2) increased traffic revenues underpinned by prepaid customer growth and the improved quality of prepaid customers and (3) higher SMS revenues and higher revenues from data and value-added services as Oi rolled out 3G services.

  •
  An increase in Enterprise revenues explained by an increase in revenue from both mobile and fixed line data services, partially offset by a decrease in fixed line traffic.

        Other Businesses.    Operating revenues from our other operations contributed €884.0 million to consolidated operating revenues in 2012, an increase of 1.7% from €869.0 million in 2011. This performance was mainly due to (1) the impact of the proportional consolidation of Contax in the first quarter of 2012 (€148.0 million), partially offset by the contribution of Dedic/GPTI business in the first half of 2011 (€133.9 million), and (2) the increases of 20.4% and 13.0% at Timor Telecom and MTC, respectively.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in 2012, primarily due to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, as the earnings of these businesses were proportionally consolidated only as from April 1, 2011, partially offset by the contribution of Dedic/GPTI in the first half of 2011, as this business was fully consolidated up to June 30, 2011 and then integrated with Contax following the completion of the exchange of our interest in this business for an additional stake in Contax. Excluding the impact of these changes in the consolidation perimeter, totaling €561.6 million, consolidated operating costs would have decreased as a result of (1) a reduction in costs in our Portuguese telecommunications business, primarily as a result of strict cost controls, a strong focus on the profitability of operations and lower direct costs resulting from the decrease in operating revenues, and (2) a lower contribution from Oi, reflecting the impact of the depreciation of the Brazilian Real against the Euro, which more than offset higher third-party costs, wages and salaries and commercial costs. For more detail on these costs and expenses as they relate to each of our segments, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 8.0% to €1,102.4 million in 2012 from €1,020.5 million in 2011, primarily due to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, partially offset by the contribution of Dedic/GPTI in the first half of 2011. Adjusting for these effects, wages and salaries would have decreased by 0.3% or €2.4 million in 2012, reflecting lower contributions from (1) the telecommunications business in Portugal, mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the fourth quarter of 2011, and (2) Contax, including the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by a higher contribution from Oi, reflecting increased staff levels and a reorganization to create new regional sales and marketing structures, as part of the strategy to improve regional operational performance, which more than offset the impact of the depreciation of the Brazilian Real against the Euro.

        Direct Costs.    Direct costs increased by 7.9% to €1,092.4 million in 2012 from €1,012.3 million in 2011, primarily due to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (€176.8 million). Adjusting for this effect, direct costs would have decreased by 9.6% to €915.5 million in 2012, primarily due to: (1) a lower contribution from the Portuguese telecommunications business (€23.2 million), reflecting mainly lower traffic costs at TMN, due to the impact of the regulatory mobile termination rate cuts and lower roaming interconnection costs, and lower costs associated with the directories business (which declines were partially offset by higher costs associated with international traffic and higher programming costs due to continued customer growth and investment in our Meo content offering) and (2) a lower contribution from Oi (€62.9 million), primarily reflecting the impact of the depreciation of the Brazilian Real against the Euro (€50.0 million) and a reduction in interconnection costs due to lower VU-M interconnection rates.

        Costs of Products Sold.    Costs of products sold increased by 7.8% to €183.1 million in 2012 from €169.9 million in 2011, reflecting primarily (1) the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (€6.5 million) and, adjusting for this effect, (2) a higher contribution from Oi (€5.7 million), reflecting increased marketing activity, which translated into higher sales, and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro. The increase at Oi was partially offset by a reduction in the Portuguese telecommunications businesses (€4.0 million), primarily reflecting lower sales in the Personal customer segment, lower subsidies and the lower average cost of handsets as a result of favorable contracts entered into with key suppliers.

        Marketing and Publicity.    Marketing and publicity costs decreased by 5.1% to €124.4 million in 2012 from €131.1 million in 2011. Adjusting for the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (€12.7 million), marketing and publicity costs would have decreased by 14.8% (€19.4 million) in 2012 to €111.8 million, primarily as a result of (1) a reduction in the Portuguese telecommunications businesses (€11.8 million), reflecting strict cost controls and the marketing investments already made in previous years and (2) a lower contribution from Oi (€8.8 million), including the impact of the depreciation of the Brazilian Real against the Euro (€3.9 million).

        Supplies, External Services and Other Expenses.    Supplies, external services and other expenses increased by 15.1% to €1,475.2 million in 2012 from €1,281.4 million in 2011. This increase is primarily explained by the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, partially offset by the contribution of Dedic/GPTI in the first half of 2011. Excluding the impact of these changes in the consolidation perimeter, totaling €191.8 million, supplies, external services and other expenses would have remained broadly stable, with (1) the lower contribution from the Portuguese telecommunications businesses, reflecting primarily lower maintenance and repair expenses, support services and other third-party services, which benefited from the roll-out of our FTTH network and the extensive field force transformation program, being offset by (2) a higher contribution from Oi, primarily explained by increased sales and marketing activity, higher third-party costs and higher electricity and rental expenses, notwithstanding lower provisions for bad debt and contingencies and the impact of the depreciation of the Brazilian Real against the Euro.

        Indirect Taxes.    Indirect taxes increased by 31.8% to €247.0 million in 2012 from €187.5 million in 2011, primarily reflecting the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to €52.5 million. Adjusting for this effect, indirect taxes would have increased by 3.8% (€7.1 million) in 2012 to €194.6 million, mainly due to a higher contribution from Oi (€4.0 million), reflecting higher FISTEL fees (a Brazilian federal tax on telecommunications companies) and other indirect taxes, and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro.

        Provisions and Adjustments.    Provisions and adjustments decreased to €105.6 million in 2012 from €156.3 million in 2011, notwithstanding the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (€37.0 million). Adjusting for this effect, provisions would have decreased by €87.7 million, primarily due to a lower contribution from Oi (€91.8 million), primarily reflecting lower provisions for bad debt and for civil and labor contingencies and also the impact of the depreciation of the Brazilian Real against the Euro.

        Depreciation and Amortization.    Depreciation and amortization costs increased 4.9% to €1,390.6 million in 2012 from €1,325.6 million in 2011, primarily reflecting the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (€160.9 million), partially offset by the contribution of Dedic/GPTI in the first half of 2011. Adjusting for these effects and also the impact of the depreciation of the Brazilian Real against the Euro, depreciation and amortization cost would have decreased by 2.9% (€38.0 million) in 2012, primarily reflecting a lower contribution from the Portuguese telecommunications business (€22.0 million), namely due to the swap of TMN's 2G equipment for 4G-LTE-enabled equipment, which had led to accelerated depreciation of 2G equipment through June 30, 2011, and the impact of the revision of the useful lives of certain tangible assets undertaken in 2012.

        Post Retirement Benefits.    Post retirement benefits amounted to €58.3 million in 2012, compared to €58.5 million in 2011. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Curtailment Costs" below.

        Curtailment Costs.    Curtailment costs decreased to €2.1 million in 2012, compared to €36.4 million in 2011, reflecting mainly the reorganization undertaken at the end of 2011.

        Net Gains on Disposals of Fixed Assets.    Net gains on disposals of fixed assets increased from €9.2 million in 2011 to €32.7 million in 2012, primarily reflecting capital gains recorded by Oi in the fourth quarter of 2012 in connection with the disposal of mobile towers.

        Net Other Costs (Gains).    Net other gains amounted to €8.7 million, as compared to net other losses of €32.6 million in 2011, primarily reflecting a gain recorded in 2012 with respect to the estimated net compensation for prior year costs supported by PT Comunicações under its universal service obligation pursuant to our concession agreement, partially offset by non-recurring provisions and adjustments recorded in 2012 and the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 67.9% to €498.8 million in 2012 from €297.1 million in 2011, including the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to €66.3 million. Adjusting for this effect, net interest expenses would have amounted to €432.6 million in 2012, an increase of €135.5 million compared to 2011, reflecting: (1) an €51.4 million interest gain recorded in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on March 28, 2011, (2) a higher contribution from Oi and Contax (€44.4 million), reflecting the impact of the increase in its average net debt, due to dividends and other amounts paid to non-controlling shareholders in connection with the completion of Oi's corporate restructuring, partially offset by the effect of the depreciation of the Brazilian Real against the Euro and (3) an interest gain of €32.6 million recorded in 2011 related to the outstanding receivable from Telefónica in connection with the disposal of Vivo.

        Net Foreign Currency Exchange Losses.    We had net foreign currency losses of €2.2 million in 2012, compared to €18.1 million in 2011, primarily reflecting higher foreign currency losses recorded in 2011 by our Portuguese operations and Oi, explained mainly by the impact of the depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars and by the impact of the depreciation of the U.S. dollar against the Brazilian Real on Oi's net debt denominated in U.S. dollars, respectively.

        Net Losses(Gains) on Financial Assets and Other Investments.    We recorded net losses on financial assets and other investments of €3.9 million in 2012, compared to net gains of €0.6 million in 2011. These gains primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies amounted to €209.7 million in 2012, compared to €209.2 million in 2011. In 2011, this caption includes a gain of €37.6 million related to the completion of the disposal of our investment in UOL for a total amount of €155.5 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased to €209.7 million in 2012 from €171.7 million in 2011, as a result of increased earnings of Unitel and CTM.

        Net Other Financial Expenses.    Net other financial expenses decreased to €90.6 million in 2012, compared to €107.4 million in 2011, and include banking services, commissions, financial discounts and other financing costs. This decrease primarily reflects a lower contribution from Oi adjusting for the impact of its proportional consolidation in the first quarter of 2012, mainly due to lower financial taxes and banking services. This effect was partially offset by higher commission expenses in our Portuguese operations in connection with certain bonds issued and facilities established in 2011.

  Income Taxes

        Income taxes.    Income taxes increased to €147.6 million in 2012, compared to €108.2 million in 2011, corresponding to effective tax rates of 31.2% and 20.4%, respectively. This increase is primarily explained by: (1) the impact of the increase in the maximum statutory tax rate applicable in Portugal from 29.0% to 31.5%, (2) higher non-taxable interest income and equity gains in 2011 and (3) lower gains resulting from adjustments to prior year income taxes. Adjusting for non-taxable interest income and equity gains and for adjustments to prior year income taxes, the effective tax rate would have increased from 25.3% in 2011 to 28.4% in 2012, primarily reflecting the increase in the maximum statutory tax rate applicable in Portugal as referred to above.

        For the years 2011 and 2010, following a change in Portuguese tax legislation that occurred in the second quarter of 2010, we and our subsidiaries located in Portugal were subject to corporate income tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a 2.5% state surcharge applicable to taxable income in excess of €2.0 million. For the years 2012 and 2013, following a change in Portuguese tax legislation in December 2011, we are subject to corporate income tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a state surcharge levied at a rate of 3.0% on taxable income between €1.5 million and €10.0 million (€7.5 million as from January 1, 2013, following a change in Portuguese tax legislation in December 2012) and at a rate 5.0% on taxable income in excess of €10.0 million (€ 7.5 million as from January 1, 2013), resulting in a maximum aggregate tax rate of approximately 31.5%.

  Net Income (Before Non-Controlling Interests)

        Net income (before non-controlling interests) decreased by 23.0% to €325.6 million in 2012 from €422.9 million in 2011 for the reasons described above.

        Income before financial results and taxes from our Portuguese telecommunications business decreased to €493.9 million in 2012, compared to €498.4 million in 2011, primarily due to lower operating revenues, net of related direct costs and costs of products sold. These effects more than offset the impact of lower workforce reduction costs, costs of supplies and external services, depreciation and amortization expenses, wages and salaries and other costs.

        Income before financial results and taxes from our Brazilian telecommunications business (Oi), which was proportionally consolidated as from April 1, 2011, increased to €342.8 million in 2012, compared to €229.5 million in 2011, reflecting primarily the impact of the proportional consolidation in the first quarter of 2012, amounting to €72.9 million, partially offset by the impact of the depreciation of the Brazilian Real against the Euro. Adjusting for these effects, income before financial results and taxes would have increased primarily due to (1) a reduction in provisions and adjustments, reflecting both lower provisions for contingencies and lower adjustments for bad debt, (2) increases in sales and other revenues and (3) capital gains recognized in 2012 in connection with the disposal of mobile towers. These effects were partially offset by (1) higher third-party expenses, (2) higher personnel costs as a result of increased staff levels and (3) a gain recorded in the third quarter of 2011 related to the recognition of a reimbursement to be received from the Sistel Social Security Foundation (Fundação Sistel de Seguridade Social, or "SISTEL"), the manager of certain of Oi's post retirement benefit plans, with respect to a surplus under one of those plans.

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests amounted to €95.3 million in 2012 and was related primarily to our Africatel businesses (€74.4 million) and Oi (€9.1 million). In 2011, net income attributable to non-controlling interests amounted to €83.8 million and was related primarily to our Africatel businesses (€64.6 million) and Oi (€11.7 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to our equity holders decreased to €230.3 million in 2012 from €339.1 million in 2011.

        Basic earnings per ordinary and "A" shares from total operations decreased to €0.27 in 2012 from €0.39 in 2011 on the basis of 856,659,954 and 864,161,921 average outstanding shares in 2012 and 2011, respectively.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

  Operating Revenues

        Our operating revenues increased to €6,146.8 million in 2011 from €3,742.3 million in 2010, an increase of 64.3% reflecting the proportional consolidation of Oi and Contax as from April 1, 2011 (€ 2,768.0 million), which includes Dedic and GPTI as from July 1, 2011, following the completion of the exchange of our pre-existing interest in Dedic and GPTI for an additional interest in Contax. Excluding the effect of the proportional consolidation of Oi and Contax, our consolidated operating revenues would have decreased by 9.7% to €3,379.7 million in 2011 as a result of revenue declines in our Portuguese telecommunications business and the decrease in the contribution from Dedic/GPTI, which was fully consolidated until June 30, 2011 and then integrated in Contax. The decrease in revenues in our Portuguese telecommunications business was partially offset by revenue growth in our other international operations, namely MTC in Namibia and Timor Telecom. Contributions to our consolidated operating revenues from our Portuguese telecommunications businesses decreased by 7.5% (€233.5 million), and the contribution from other businesses increased by 35.8% (€228.9 million) for the reasons explained below.

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

        We present below the revenue information for each of our business segments, which, as described above, are as follows: (1) Telecommunications in Portugal (replacing the former operating segments "Wireline in Portugal" and "Mobile in Portugal") and (2) Telecommunications in Brazil—Oi (reflecting our proportional consolidation as from April 1, 2011 of TmarPart, which, in turn, fully consolidates Oi S.A. and its subsidiaries).

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

        In the Personal customer category, operating revenues decreased by 11.2% to €768.4 million in 2011 from €865.0 million in 2010, primarily due to (1) lower customer revenues (€54.9 million), which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of "tribal plans" yielding lower revenues per user, as well as the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€ 28.9 million), partially as a result of the negative impact of lower mobile termination rates and (3) lower equipment sales (€12.3 million). Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 30.9% of service revenues, an increase of 1.7 percentage points over 2010, as a result of the solid performance of "internetnotelemovel" (Internet on the cell phone) data packages, which continued to show strong growth, the commercial success of our "e nunca mais acaba" plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

        Operating revenues from the Enterprise customer category decreased by 9.0% to €982.1 million in 2011 from €1,079.6 million in 2010, negatively affected by the economic environment and consequent cost cutting efforts by companies, as well as the effect of one-off projects with the Portuguese government agencies that took place in 2010. Our strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, we continued to provide advanced one-stop-shop IT/IS solutions, focusing on business process outsourcing (BPO) and on the marketing of machine-to-machine solutions. These offers leverage on our investment in FTTH and cloud computing, which allow the offering of cloud-based services in partnership with software and hardware vendors.

        Wholesale and other operating revenues, including intra-Portuguese businesses eliminations, decreased by 13.8% to €459.2 million in 2011 from €532.8 million in 2010, impacted by (1) lower revenues from directories (€20.4 million), (2) lower wholesale revenues (€ 24.7 million), mainly due to lower unbundled local loop (ULL) revenues and lower capacity sales and (3) lower revenues from public pay telephones (€4.0 million). The impact of regulation on wholesale revenues was approximately €3.0 million in 2011.

        Telecommunications in Brazil—Oi.    The table below sets forth our operating revenues from our Brazilian telecommunications business in 2011.

2011
Telecommunications in Brazil—Oi
Services	2,297.5
Sales	12.0
Other	102.6
Total	2,412.1

        Operating revenues from our Brazilian telecommunications business stood at €2,412.1 million, equivalent to R$5,611.8 million. Oi's results are proportionally consolidated as from April 1, 2011, reflecting the 25.6% direct and indirect interest that we have in TmarPart, which, in turn, fully consolidates Oi S.A. and Telemar.

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

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, increased by 60.2% to €1,020.5 million in 2011 from €637.1 million in 2010, primarily due to the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€ 505.4 million), including the Dedic/GPTI business as from July 1, 2011. Adjusting for this effect, wages and salaries would have decreased by 19.2% to €515.1 million in 2011, reflecting lower contributions from (1) Dedic/GPTI, as this business was fully consolidated until June 30, 2011 and then integrated into Contax and (2) the telecommunications business in Portugal, primarily reflecting lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented at the end of 2010.

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

        Indirect Taxes.    Indirect taxes increased by 3.0% to €187.5 million in 2011 from €45.4 million in 2010, reflecting primarily the impact of the proportional consolidation of Oi and Contax as from April 1, 2011, amounting to €146.2 million, which primarily includes spectrum fees (€52.6 million), indirect taxes related to the "Fust" fund (a fund to improve the general access to telecommunications services in Brazil) and the "Funttel" fund (the Brazilian National Telecommunications Fund), totaling €28.9 million, value-added tax expenses (€12.8 million), concession fees (€9.0 million) and other municipal, federal and state taxes in Brazil.

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

        Post Retirement Benefits.    Charges for post retirement benefits increased 53.2% to €58.5 million in 2011, compared to €38.2 million in 2010. The increase in this caption is primarily explained by a prior year service gain recorded in 2010, amounting to €31.2 million, resulting from changes introduced in the pension formula by Portuguese Law 3-B/2010 that led to a reduction in benefits granted to employees. Adjusting for this effect, post retirement benefit costs would have decreased by € 10.9 million, primarily due to the positive impact of the transfer of regulatory unfunded pension obligations to the Portuguese State (€16.0 million), which was completed in December 2010, partially offset by the impact of the proportional consolidation of Oi as from April 1, 2011 (€4.5 million). This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Curtailment Costs" below.

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

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 60.6% to €297.1 million in 2011 from €185.0 million in 2010, primarily as a result of the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€175.2 million). Adjusting for this effect, net interest expenses would have decreased by €63.2 million to €121.9 million in 2011, mainly as a result of (1) a €51.4 million interest gain in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay for the strategic investments in Oi and Contax on March 28, 2011 and (2) the reduction in the average cost of debt of our Portuguese telecommunications busines, which was 3.3% in 2011, compared to 4.4% in 2010. These effects more than offset the impact of the increase in our average net debt, reflecting (1) the proportional consolidation of indebtedness of Oi and Contax beginning on April 1, 2011 (€3,727.6 million), (2) the dividends paid in June 2011 (€1,118.0 million) and (3) the debt related to the transfer of unfunded pension obligations to the Portuguese State completed in December 2010 (€1,021.7 million), which more than offset the impact of the first and second installments received from Telefónica in 2010 (€ 5,500 million) and the last installment received in October 2011 (€ 2,000 million) in connection with the Vivo transaction.

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

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies increased to €209.2 million in 2011, compared to €141.7 million in 2010. In 2011, this caption includes a gain of €37.6 million related to the completion of the disposal of our investment in UOL for a total amount of €155.5 million, while in 2010, this caption includes one-time charges totalling €35.9 million to adjust the carrying values of certain of our investments to the corresponding estimated recoverable amounts (primarily in UOL in order to adjust its carrying value to the recoverable amount obtained upon the disposal of this investment, which was completed in January 2011). Adjusting for these effects and also for our share in UOL's earnings in 2010 (€14.3 million), equity accounting in earnings of affiliated companies would have amounted to €171.6 million in 2011 and € 164.0 million in 2010, as a result of increased earnings of Unitel and CTM.

        Net Other Financial Expenses.    Net other financial expenses increased to €107.4 million in 2011, compared to €33.3 million in 2010, and include banking services, commissions, financial discounts and other financing costs. This increase primarily reflects (1) the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€ 52.5 million) and (2) certain financial taxes incurred in Brazil in connection with the transfer of funds for the investment in Oi (€13.6 million).

  Income Taxes

        Income taxes increased to €108.2 million in 2011, compared to € 77.5 million in 2010, corresponding to effective tax rates of 20.4% and 23.3%, respectively. This increase is primarily explained by a gain of € 59.0 million recorded in 2010 related to a corporate restructuring of our African assets held by our subsidiary Africatel, which resulted in lower taxable profits, and by the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€7.4 million). Adjusting for (1) the above-mentioned one-off tax gain recorded in 2010, (2) the impact of lower non-deductible interest expenses, (3) certain non-current losses recorded in 2010 and (4) adjustments to prior year income taxes, the effective tax rate would have been 24.4% in 2011, compared to 25.6% in 2010.

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

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests amounted to € 83.8 million in 2011 and was related primarily to our Africatel businesses (€64.6 million) and Oi (€11.7 million). In 2010, net income attributable to non-controlling interests amounted to €147.9 million and was related primarily to Vivo (€61.3 million) and our Africatel businesses (€76.1 million).

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

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments decreased to €3,387.3 million as of December 31, 2012, compared to €5,668.1 million as of December 31, 2011. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the years ended December 31, 2010, 2011 and 2012. For a discussion of the cash flow of our Vivo discontinued operations, see Note 32.2 to our audited consolidated financial statements for the year ended December 31, 2012.

	2010	2011	2012
	(EUR Millions)
Cash flow from operating activities	1,506.9	1,775.2	1,574.1
Continuing operations	903.8	1,775.2	1,574.1
Discontinued operations	603.0	—	—
Cash flow from (used in) investing activities	4,072.4	(1,009.2)	(1,267.3)
Continuing operations	(1,301.2)	(3,009.2)	(1,267.3)
Discontinued operations	5,373.6	2,000.0	—
Cash flow from (used in) financing activities	(1,929.1)	(540.3)	(2,646.7)
Continuing operations	(1,571.2)	(540.3)	(2,646.7)
Discontinued operations	(357.9)	—	—

Total	3,650.2	225.6	(2,339.9)

  Cash Flow from Operating Activities

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel, payments relating to income and indirect taxes and payments related to post retirement benefits. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and jointly controlled entities and not by Portugal Telecom. None of our subsidiaries and jointly controlled entities is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations.

        Net cash flow from operating activities decreased by 11.3% to €1,574.1 million in 2012 from €1,775.2 million in 2011. Excluding the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (€86.2 million), consolidated operating cash flow would have amounted to €1,487.9 million in 2012, a decline of €287.3 million, primarily due to lower collections from customers (€574.5 million), reflecting the decline in revenues from the Portuguese telecommunications business, and the impact of the depreciation of the Brazilian Real against the Euro (€361.8 million). These effects were partially offset by (1) a reduction in payments to employees (€133.5 million), reflecting a lower contribution from the Portuguese telecommunications business and the impact of the depreciation of the Brazilian Real against the Euro (€51.2 million), (2) lower payments relating to income taxes (€32.9 million) and (3) lower payments related to indirect taxes and other operating activities (€98.4 million), including the impact of the depreciation of the Brazilian Real against the Euro (€114.5 million).

        Net cash flow from operating activities related to continuing operations increased by 96.4% to €1,775.2 million in 2011 from €903.8 million in 2010. This increase primarily reflects the impact of the proportional consolidation of Oi and Contax as from April 1, 2011, totaling €585.7 million. Adjusting for this effect, net cash flow from operating activities would have increased by €285.8 million to €1,189.6 million in 2011, reflecting (1) lower payments to suppliers (€373.2 million), as a result of a one-off reduction in the payment cycle to certain suppliers undertaken at the end of 2010 using a portion of the cash we received from the Vivo transaction, (2) a reduction in payments to employees (€109.1 million), primarily due to a lower contribution from Dedic/GPTI business, which was fully consolidated until June 30, 2011 and then integrated into Contax, and (3) lower payments related to post retirement benefits (€37.4 million). These effects were partially offset by (1) lower collections from customers (€195.9 million), which reflect the decline in revenues from the Portuguese telecommunications business and the lower contribution from the Dedic/GPTI business, and (2) an increase in payments relating to income taxes (€38.7 million).

  Cash Flow from (Used in) Investing Activities

        Cash flows from investing activities include proceeds from disposals of investments in affiliated companies and property, plant and equipment, as well as interest and related income on cash equivalents and short-term investments. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures on tangible and intangible assets and investments in other companies.

        Net cash used in investing activities related to continuing operations decreased to €1,267.3 million in 2012 from €3,009.2 million in 2011. This decrease primarily reflects the acquisition of the investments in Oi and Contax in March 2011 (€2,223.7 million, adjusted for their cash position as of March 31, 2011) and the acquisition by Contax of Allus Global BPO Center (€41.9 million, adjusted for Allus's cash position as of the acquisition date). These effects were partially offset by: (1) the proceeds obtained in 2011 from the disposal of our investment in UOL (€155.5 million), (2) the decrease in cash receipts from interest and related income (€122.4 million), mainly due to interest income received in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay for the strategic investments in Oi and Contax, (3) the decrease in cash payments for the acquisition of tangible and intangible assets (€293.1 million), primarily due to lower capital expenditures and also the impact of the depreciation of the Real against the Euro and (4) lower dividends received (€70.9 million), primarily due to our interest in Unitel.

        Net cash used in investing activities related to continuing operations increased to €3,009.2 million in 2011 from €1,301.2 million in 2010. This increase primarily reflects the impact of the proportional consolidation of Oi and Contax and the acquisition by Contax of Allus Global BPO Center described above. These effects were partially offset by (1) the proceeds obtained in 2011 from the disposal of our investment in UOL (€155.5 million), (2) the increase in cash receipts from interest and related income (€254.0 million), primarily due to the impact of the proportional consolidation of Oi and Contax as from April 1, 2011 (€70.7 million) and interest income received in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay for the strategic investments in Oi and Contax and (3) higher dividends received (€93.1 million), mainly related to our interest in Unitel.

  Cash Flows from (Used In) Financing Activities

        Cash flows used in financing activities include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings.

        Net cash used in financing activities increased to €2,646.7 million in 2012 from €540.3 million in 2011, mainly due to: (1) an increase in net cash payments from loans obtained (€2,368.5 million), reflecting net cash payments of €913.2 million in 2012, including mainly the €1,300.0 million Eurobond repaid in March 2012 and payments of outstanding amounts due under the transfer of unfunded pension obligations (€454.3 million) and commercial paper programs (€378.0 million), net of the €400 million and €750 million bonds issued in July and October 2012, as compared to net cash receipts of €1,455.2 million in 2011, primarily including the €600.0 million Eurobond issued in January 2011 and the €750.0 million facility obtained in March 2011, (2) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (€296.1 million) and (3) higher payments resulting from interest and related expenses (€104.5 million). These effects were partially offset by lower dividends paid (€563.2 million), primarily reflecting the reduction in dividends paid to our shareholders (€561.2 million), which in 2011 included an extraordinary dividend totaling €559.0 million.

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

        Cash payments from loans obtained, net of cash receipts from loans repaid, primarily relate to commercial paper and other bank loans and amounted to €913.2 million in 2012. As described in more detail in Note 38 to our audited consolidated financial statements for the year ended December 31, 2012, net cash payments from loans obtained in 2012 primarily included (1) the repayment of the €1,300.0 million Eurobond issued by PT Finance in March 2005, (2) the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities, amounting to €454.3 million, (3) the reduction of €378.2 million in the amounts due under commercial paper programs, (4) the repayment of debentures amounting to R$1,500 million issued by TNL in May 2011 (€153.2 million proportionally consolidated), (5) the €20.6 million payment under equity swap contracts on our own shares and (6) the repayment of several other financings entered into in previous years by the Oi Group, in accordance with the existing repayment schedule. These effects were partially offset by the €400.0 million and €750.0 million bonds issued by Portugal Telecom and PT Finance in July and October 2012, respectively, and by the senior notes (US$1,500 million) and debentures (R$2,000 million) issued by Oi (€484.0 million proportionally consolidated).

        Cash receipts from loans obtained, net of cash payments from loans repaid amounted to €1,455.2 million in 2011. Net cash receipts from loans obtained in 2011 primarily included (1) the €600.0 million Eurobond issued by PT Finance in February 2011, (2) an increase of €466.0 million in the outstanding amount under commercial paper programs, (3) an amount of €750.0 million drawn under a credit facility obtained in March 2011 and (4) bonds issued by Brasil Telecom and TNL totaling €710.3 million. These effects were partially offset by (1) repayments by TNL of certain financings that were outstanding as of March 31, 2011 (€385.4 million), (2) the payment of €450.0 million to the Portuguese State in December 2011 related to the transfer of unfunded pension obligations completed in December 2010 and (3) a payment under equity swap contracts on our own shares amounting to €84.3 million.

        In 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €199.3 million, primarily due to two loans obtained from the EIB totaling €200.0 million.

        In 2012, 2011 and 2010, dividends paid by Portugal Telecom and its subsidiaries and jointly controlled companies amounted to €642.9 million, €1,206.1 million and €1,452.0 million, respectively. During 2012, Portugal Telecom itself paid dividends of €184.8 million on January 4, 2012, which represented an advance dividend with respect to 2011 profits of €0.215 per share, and €371.9 million in May 2012, which represented an ordinary dividend of €0.435 per share, for total ordinary dividends per share paid in 2012 of €0.65 per share. In June 2011, Portugal Telecom paid dividends of €1.3 per share, totaling €1,118.0 million, including an ordinary dividend of €0.65 per share relating to the year 2010 and an extraordinary dividend of €0.65 per share (relating to the total extraordinary dividend of €1.65 proposed following the disposal of our investment in Brasilcel, of which €1 per share had already been paid in December 2010). In 2010, Portugal Telecom paid dividends of €0.575 per share in May 2010, totaling €503.6 million, which represented an ordinary dividend relating to the year 2009, and dividends of €879.9 million in December 2010, which represented the portion of the extraordinary dividend of €1 per share described above. The remainder of the dividends we paid in 2012, 2011 and 2010 represented dividends paid by Oi, Contax and certain of our other international investments. See Note 47(m) to our audited consolidated financial statements.

        In 2011, under the strategic partnership entered into between Portugal Telecom and Oi, Telemar acquired 64,557,566 of our own shares, representing 7.2% of our share capital, including €61.5 million related to shares acquired before the end of March 2011 and €86.8 million related to shares acquired in the second quarter of 2011. The €86.8 million amount was proportionally consolidated in our consolidated statement of cash flows. In 2012, Telemar acquired 25,093,639 shares of our own shares for a total amount of €99.8 million, of which €23.2 million were proportionally consolidated in our statement of cash flows as an acquisition of treasury shares. Following these acquisitions, Telemar now holds 89,651,205 ordinary shares of Portugal Telecom, representing 10.0% of total issued shares.

        For more detailed explanations of the changes in certain line items of our cash flow statement, see Note 47 to our audited consolidated financial statements.

Indebtedness

        Our total consolidated indebtedness decreased by 9.6% to €11,098.5 million at the end of 2012, compared to €12,281.0 million as of December 31, 2011, reflecting (1) the repayments of loans obtained as described above under "—Cash Flows—Cash Flows from (Used In) Financing Activities" and (2) the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by the €400.0 million and €750.0 million bonds issued by Portugal Telecom and PT Finance in July and October 2012, respectively.

        Our cash and cash equivalents decreased to €2,507.1 million as of December 31, 2012 from €4,930.0 million as of December 31, 2011, primarily explained by (1) net cash used in financing activities of €2,646.7 million in 2012, primarily reflecting net cash repayments of loans, and (2) net cash used in investing activities of €1,267.3 million in 2012, primarily reflecting the payments resulting from the acquisition of tangible and intangible assets. These effects were partially offset by net cash receipts from operating activities of €1,574.1 million in 2012, as explained above.

        Our short-term investments increased to €880.2 million as of December 31, 2012 from €738.1 million as of December 31, 2011, reflecting payments, net of cash receipts, resulting from short-term financial applications, amounting to €140.0 million in 2011.

        Of the total indebtedness outstanding as of December 31, 2012, 84.6% was medium- and long-term debt, compared to 73.2% as of December 31, 2011.

        The composition of our consolidated indebtedness as of December 31, 2011 and 2012 was as follows:

	As of December 31,
	2011		2012
Debt	Short-term	Long-term	Short-term	Long-term
Indebtedness
Exchangeable bonds	—	723.4	—	732.9
Bonds	1,562.0	5,381.4	1,079.7	5,800.3
Bank loans
External loans	413.1	2,735.4	337.1	2,548.9
Domestic loans	0.4	—	2.8	108.8
Liability related to equity swaps on treasury shares	93.8	—	73.2	—
Commercial Paper	554.0	—	175.8	—
Leasings	27.0	35.6	24.3	24.0
Derivative financial instruments	(2.2)	(4.2)	(31.3)	(7.7)
Other financings	643.6	117.8	51.3	178.6
Total indebtedness	3,291.6	8,989.4	1,712.8	9,385.8

Cash and cash equivalents	4,930.0		2,507.1
Short-term investments	738.1		880.2

Net Indebtedness	6,612.8		7,711.2

  Maturity

        Of the total indebtedness outstanding as of December 31, 2012, €1,712.8 million is due before the end of December 2013. The remaining €9,385.8 million is medium- and long-term debt. As of December 31, 2012, the average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, was 5.6 years.

  Interest Rates

        As of December 31, 2012, 62.9% of our total indebtedness was at fixed rates, an increase from 61.1% as of December 31, 2011. Excluding the impact of the proportional consolidation of Oi and Contax as of December 31, 2012, 81.8% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued by PT Finance in 2005, 2007, 2009, 2011 and 2012.

  Credit Ratings

        Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Outlook	Last Change
Moody's	Ba2	Negative	April 13, 2012
Standard & Poor's	BB	Negative	February 11, 2013
Fitch Ratings	BBB	Negative	April 5, 2011

        The actions taken by the rating agencies with respect to our credit ratings since January 1, 2011 are summarized below:

  •
  On June 3, 2011, S&P announced its review of our credit rating, downgrading our long-term rating from BBB to BBB-, with negative outlook, and the short-term rating from A-2 to A-3.

  •
  On June 7, 2011, Moody's announced its review of our credit rating, downgrading our long-term rating from Baa2 to Baa3.

  •
  On July 29, 2011, Moody's announced that it confirmed our Baa3 issuer rating and the ratings of our wholly owned subsidiary PT International Finance B.V. ("PTIF") with negative outlook, completing a ratings review process initiated on June 7, 2011.

  •
  On December 23, 2011, Moody's announced its review of our credit rating and the ratings of PTIF, downgrading the long-term rating from Baa3 to Ba1.

  •
  On January 21, 2012, S&P announced its review of our credit rating, downgrading our long-term rating from BBB- to BB+, with negative outlook, and our short-term rating from A-3 to B.

  •
  On April 13, 2012, Moody's announced its review of our credit ratings and those of PTIF, downgrading the long-term ratings from Ba1 to Ba2, with negative outlook.

  •
  On February 11, 2013, S&P announced its review of our credit ratings, downgrading our long-term rating from BB+ to BB, with negative outlook, and maintaining our short-term rating at B.

        Certain of our debt instruments contain provisions that are triggered by changes in our credit ratings. See "—Covenants—Credit Ratings" below.

  Debt Instruments

        Set forth below is a brief description of certain of our debt instruments.

  •
  Bonds—Portugal Telecom and Subsidiaries.  We have established a Euro Medium Term Note program ("EMTN") providing for the issuance of bonds. The EMTN program allows for bonds to be issued in a range of currencies and forms, including fixed and floating rates, zero coupon and index-linked. As of December 31, 2012, the total size of this program was €7.5 billion. As of December 31, 2012, we had outstanding bonds of €4,734.0 million. During 2012, we issued the following bonds under this program:

  •
  On July 26, 2012, we issued €400 million of fixed rate notes in a local offering in Portugal at an annual interest rate 6.25%, maturing in 2016.

  •
  On October 27, 2012, we issued a €750 million Eurobond through our wholly owned subsidiary PT International Finance BV, with a maturity of 5.5 years at an interest rate of 5.875% per annum.

    For additional information on the bonds we have issued under the EMTN program, including the principal amount, price, maturity and interest rate for each series of bonds, see Note 38.2 to our audited consolidated financial statements.

  •
  Bonds—Oi Group and its Affiliates and Contax.  Following the acquisition and proportional consolidation of the investments in Oi and Contax, the bonds we record in our statement of financial position include issuances by Oi S.A., Contax Participações and their subsidiaries and controlling shareholders. As of December 31, 2012, our proportional share of the liabilities under bonds issued by these Brazilian entities was €2,164.0 million. During 2012, the following new issuances were undertaken:

  •
  In February 2012, Oi S.A. issued US$1,500.0 million of 5.75% Senior Notes due 2022 (of which we proportionally consolidated an amount equal to €290.5 million as of December 31, 2012) in an international private placement.

  •
  In March 2012, Oi S.A. issued a total of R$2,000.0 million of debentures in two series (of which we proportinally consolidated an amount equal to €189.5 million as of December 31, 2012) in a local Brazilian offering. The debentures mature on dates from 2017 through 2020.

  •
  In April 2012, TmarPart issued R$500.0 million of debentures (of which we proportionally consolidated an amount equal to €47.4 million as of December 31, 2012) in a local Brazilian offering. The debentures mature on dates from 2017 through 2019.

    For additional information on the bonds issued by Oi, Contax and their affiliates, including the principal amount, price, maturity and interest of each series of bonds, see Note 38.2 to our audited consolidated financial statements.

  •
  Exchangeable Bonds.  On August 28, 2007, we issued €750 million of bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum, and the exchange price is currently €8.91 per ordinary share, in accordance with the terms and conditions of the bonds. For additional information on these exchangeable bonds, see Note 38.1 to our audited consolidated financial statements. On May 23, 2012, we announced a modification to the exchange price and the threshold amount, in accordance with the terms and conditions of the bonds. Effective May 22, 2012, the exchange price is €8.91 per ordinary share and the threshold amount is €0.4414. Thus, each holder of €50,000 in principal amount of bonds will be entitled to receive 5,611 shares.

  •
  Standby Credit Facilities—Portugal Telecom and Subsidiaries.  As of December 31, 2012, we had committed standby credit facilities totaling €950.0 million, of which €750.0 million was drawn as of December 31, 2012. Of the €950.0 million amount, €50.0 million expires in January 2013, €100.0 million expires in January 2015 and €800.0 million expires in June 2016. With respect to the €800.0 million credit facility, we initially obtained this facility in 2011 in the amount of €900.0 million and increased the commitments thereunder to €1,200.0 million. In 2012, we renegotiated the facility, extending its maturity to June 2016 and reducing the amount to €800.0 million. For additional information on these standby credit facilities, see Note 38.3 to our audited consolidated financial statements.

  •
  Standby Credit Facilities—Oi.  The Oi Group has also entered into standby credit facilities, under which no amount was drawn as of December 31, 2012: (1) a standby facility entered into in December 2012 with commitments of R$1,500 million, (2) a financing agreement entered into in July 2012 with commitments of US$200 million and (3) a standby facility entered into in November 2011 with commitments of US$1,000 million. For additional information about these standby credit facilities, see Note 38.3 to our audited consolidated financial statements.

  •
  EIB Loans.  We had several amortizing loans from the EIB in the aggregate amount of €602 million as of December 31, 2012. These include (1) loans in the aggregate amount of €365.9 million, bearing an average fixed interest rate of 3.1% per annum and maturing on various dates from 2013 to 2019, (2) loans in the aggregate amount of €164.3 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 3.4% per annum as of December 31, 2012, and maturing on various dates from 2017 to 2021 and (3) loans in the aggregate amount of €71.4 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 3.2% and maturing on various dates from 2013 to 2014.

  •
  Export Credit Facility.  In 2011, we entered into an export credit facility, including a €80.0 million committed tranche agreed in 2011 and a €100.0 million committed tranche agreed in January 2013. As of December 31, 2012, €61 million had been drawn under this facility.

  •
  Bank loans for our Brazilian Telecommunications Business—Oi.  As of December 31, 2012, the Oi Group had a number of outstanding bank loans, including those described below. For additional information on these bank loans, see Note 38.3 to our audited consolidated financial statements.

  •
  Financing agreements entered into by the Oi Group with the Brazilian national development bank (Banco Nacional de Desenvolvimento Econômico e Social, or "BNDES") in December 2012 for the purpose of financing investments between 2012 and 2014, totalling R$5,417 million. As of December 31, 2012, the outstanding amount was R$2,000 million, and Portugal Telecom's proportionally consolidated portion was €190 million.

    •
    Financing agreements entered into with the BNDES by several of the companies of the Oi Group for the purpose of financing investments between 2009 and 2011, totaling R$4,403 million. Interest is payable monthly from January 2012 to May 2018, and principal amortizes monthly until final maturity in December 2018. The outstanding amount due as of December 31, 2012 was R$2,618 million, and Portugal Telecom's proportionally consolidated portion was €248 million.

    •
    A loan of R$4,300 million obtained in May 2008 by Telemar from Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom (now Oi S.A.), with interest payable semi-annually. The remaining principal amount is payable in four annual installments beginning in May 2015. The outstanding amount due as of December 31, 2012 was R$3,071 million, and Portugal Telecom's proportionally consolidated portion was €291 million as of December 31, 2012.

    •
    A credit facility entered into by Telemar in November 2006 with BNDES to finance the expansion and technological upgrading of its fixed line network. Interest and principal are payable monthly through June 2014. The outstanding amount due as of December 31, 2012 was R$456 million, and Portugal Telecom's proportionally consolidated portion was €43 million as of December 31, 2012.

    •
    A credit facility entered into by Brasil Telecom in November 2006 with BNDES, amounting to R$2,004 million (actual loans of R$2,055 million). Interest and principal are payable monthly through May 2014. The outstanding amount due as of December 31, 2012 was R$399 million, and Portugal Telecom's proportionally consolidated portion was €38 million as of December 31, 2012.

  •
  Liability Related to Equity Swaps on Treasury Shares.  As of December 31, 2012, we had equity swap contracts over 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares, requiring us to recognize a corresponding financial liability for the related acquisition cost in the amount of €178.1 million. In December 2011 and 2012, we settled €84.3 million and €20.6 million, respectively, of the outstanding amount previously due, and, consequently, the liability as of December 31, 2011 and 2012 was reduced to €93.8 million and €73.2 million, respectively. For additional information on our liability related to these equity swaps, see Note 38.4 to our audited consolidated financial statements.

  •
  Commercial Paper.  We have entered into several commercial paper programs, under which we had issued an aggregate amount of €176 million as of December 31, 2012, maturing in January 2013. Under these programs, we had available an underwritten amount of €200 million as of December 31, 2012. In January 2013, we entered into a new commercial paper program for a total amount of €400 million, including an underwritten amount of €200 million. For additional information on our commercial paper programs, see Note 38.5 to our audited consolidated financial statements.

  •
  Financing Relating to the Transfer of Unfunded Pension Obligations and Other Financings.  Following the transfer of certain unfunded pension obligations to the Portuguese State for a total amount of €1,021.7 million, completed in December 2010, we paid €100.0 million in December 2010, €17.4 million and €450.0 million in January and December 2011, respectively, and the remaining €454.3 million in December 2012. This €454.3 million amount is reflected in the "Other financings" line of the consolidated indebtedness table above as of December 31, 2011. For more information on the other financings reflected in that line, see Note 38.8 to our audited consolidated financial statements.

  •
  Recent Financings by Oi.

  •
  In February 2013, Export Development Canada disbursed US$90 million under an export credit facility entered into with Telemar under which Export Development Canada agreed to disburse loans in the aggregate principal amount of up to US$200 million. Loans under this facility will bear interest at the rate of 2.25%, payable semi-annually in arrears through maturity. The principal amount of these loans will be payable in semi-annual installments commencing in May 2014.

  •
  In March 2013, Oi entered into an export credit facility agreement with the Office National Du Ducroire/Nationale Delcrederedienst ("ONDD"), the Belgium national export credit agency, under which ONDD agreed to disburse loans in two tranches in the aggregate principal amount of US$257 million. The proceeds of this export credit facility will be used to fund equipment purchases from Alcatel-Lucent. Loans under this export credit facility will bear interest at a rate of six-month Libor plus 1.50% per annum. As of the date of this annual report, no disbursements have been made under this export credit facility.

  •
  In March 2013, Oi issued non-convertible debentures in the Brazilian market in the aggregate principal amount of R$1,500 million. These debentures bear interest at the CDI rate plus 0.75% per annum, which will be payable annually through maturity in March 2019. The principal amount of these debentures will be payable at maturity. Oi has used and will use the net proceeds of this offering for its working capital requirements, to amortize its existing indebtedness and to fund capital expenditures.

  Covenants

        Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of December 31, 2012, the main covenants are as follows:

  •
  Change in Control.  The exchangeable bonds, the credit facilities amounting to €1,180 million and the loans obtained from EIB totaling €602 million as of December 31, 2012 provide for redemption at the option of the bondholders (in the case of the exchangeable bonds) or mandatory prepayment in the case of any change in control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50% of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

  •
  Change of Control with Ratings Trigger.  The Eurobonds amounting to €1,000 million and €750 million issued in 2009, the €600 million Eurobond issued in 2011 and the €750 million Eurobond issued in 2012 provide for redemption at the option of the bondholders in the event of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit Ratings.  Certain loan agreements with the EIB, totaling €82 million as of December 31, 2012, state that we may be asked to present a guarantee acceptable to the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and

    BBB by Fitch). On December 23, 2011, Moody's announced the downgrade of Portugal Telecom's long-term rating from Baa3 to Ba1. On February 16, 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom agreed with the EIB to open a cash deposit account amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favor of the EIB. The amount deposited in this account, which amounted to €42 million as of December 31, 2012, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to Portugal Telecom will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on February 11, 2013, from BB+ to BB, with negative outlook. See "—Credit Ratings" above.

  •
  Control and Limitations on Disposals of Subsidiaries.  As of December 31, 2012, certain credit facilities in the aggregate amount of €980 million provide that we must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Dispositions of Assets.  Credit facilities totaling €150 million and the EIB loans totaling €602 million as of December 31, 2012 include certain restrictions regarding the disposition of assets by Portugal Telecom.

  •
  Financial Ratios.  Certain credit facilities totaling €1,180 million require that the ratio of Consolidated Net Debt to EBITDA (EBITDA = income before financial results and taxes + depreciation and amortization + net post retirement benefits costs + curtailment and settlement costs + losses (gains) on disposals of fixed assets + other costs, net) may not exceed certain values, which vary depending on the loan agreements. Consolidated Net Debt is defined as total short and medium and long-term debt minus cash and cash equivalents and short-term investments. EBITDA is defined as income before financial results and taxes plus depreciation and amortization expenses, post retirement benefits costs, curtailment costs, net losses on disposals of fixed assets and net other costs. The Consolidated Net Debt to EBITDA ratio amounted to 3.3 and 2.6 in 2012 and 2011, respectively.

  •
  Negative Pledge.  The Euro Medium Term Notes, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programs are subject to negative pledge clauses, which restrict the granting of security interests in the assets of companies included in the consolidation.

        The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. Our debt instruments generally include customary cross-acceleration or cross-default provisions. We believe that, as of December 31, 2012, we are in full compliance with the covenants described above.

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

        The present value of the liabilities associated with the Regulated Pension Plans, as of the date of transfer, was €2,803.8 million, as determined by an independent actuary. The market value of the pension fund assets transferred, as of the date of the transfer, was €1,782.1 million. Accordingly, the unfunded transferred liabilities amounted to €1,021.7 million, of which we paid €100 million in December 2010, €467 million in 2011 and the remaining €454 million in December 2012.

        Following the transfer of certain pension plans to the Portuguese State, we are now responsible for a fixed monthly contribution to Social Security and the Caixa Geral de Aposentações in order to fund future benefits for the active beneficiaries included in these plans.

        In addition, following our strategic investment in Oi, we proportionally consolidated its net post retirement benefits obligations, amounting to €72.7 million as of December 31, 2012, which relate to several plans with different characteristics, including defined contribution plans and defined benefits plans. Most of these plans are closed to new participants. Oi has several plans that are currently in a surplus position that is not recorded as an asset because it is not possible to obtain reimbursement of that surplus.

        The following table shows the amount of our liabilities for post retirement benefits recorded on our statements of financial position as of December 31, 2010, 2011 and 2012:

	As of December 31,
	2010	2011	2012
	(EUR Millions)
Gross projected pension benefits obligations	129.9	121.6	127.3
Minus: Pension fund assets at fair value	(109.3)	(98.5)	(99.5)
Prior years' service gains(1)	5.2	4.5	3.6

Accrued pension liabilities	25.8	27.6	31.4

Gross projected healthcare benefits obligations	342.5	352.6	375.4
Minus: Healthcare fund assets at fair value	(338.8)	(246.2)	(299.9)
Prior years' service gains(1)	13.1	12.2	11.4

Accrued healthcare liabilities	16.8	118.6	86.9

Obligations with salaries to suspended and pre-retired employees	924.3	782.5	730.4

Unfunded liability for post retirement benefits—Portuguese operations	966.9	928.7	848.7

Unfunded liability for post retirement benefits—Oi	—	61.7	72.7

Total accrued liability for post retirement benefits(2)	966.9	990.4	921.4

(1)
These prior years' service gains resulted from the effect on unvested pension and healthcare benefits of changes in the plans governing those benefits. These amounts will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years for pension benefits and 15 years for healthcare benefits).

(2)
As of December 31, 2012, this caption corresponds to the net amount of an accrued post retirement liability of €932.8 million and a non-current asset of €11.4 million related to the surplus of certain pension plans.

        Following the transfer of certain pension plans to the Portuguese State, we no longer sponsor any defined benefit plan relating to pensions, but we remain responsible for defined post retirement plans with respect to pension supplements and healthcare benefits. As of December 31, 2012, the projected benefits obligations ("PBO") of our post retirement benefits for our Portuguese telecommunications business, including pension supplements, healthcare benefits and salaries payable to pre-retired and suspended employees amounted to €1,233.1 million (€127.3 million for pension supplements, €375.4 million for healthcare benefits and €730.4 million for salaries payable to pre-retired and suspended employees). These projected benefits obligations were computed based on discount rates of 3.00% for pension supplements, 4.00% for healthcare benefits and 2.00% for obligations related to the payment of salaries to pre-retired and suspended employees, and assuming an annual salary increase of 1.75% for pension supplements and healthcare benefits and an annual salary increase ranging between 0% and 1% for salaries due to pre-retired and suspended employees, depending on the amount of the salary and the year of payment, as explained in more detail in Note 14.1 to our audited consolidated financial statements. As of December 31, 2012, our post retirement benefits plans related to our Portuguese telecommunications business, which are closed to new participants, covered approximately 19,879 employees in the case of pensions (around 37% still in service) and approximately 24,011 beneficiaries in the case of healthcare obligations (around 24% still in service).

        According to the rules of the Instituto de Seguros de Portugal ("ISP"), the Portuguese insurance regulator, the liability related to retired employees under the pension plans must be fully funded. Under current rules, funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age. The estimated average working life of employees still in service is 14 years. As of December 31, 2012, our pension obligations for retired employees, computed based on ISP rules, are fully funded.

        In Portugal, there is no legislation on the establishment of funds to cover the healthcare obligations and the salaries for pre-retired and suspended employees. We are required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees, or when healthcare expenses are incurred. Accordingly, there is no requirement to fund these benefits obligations at present. However, we have set up a fund managed by our subsidiary PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A. ("PT Prestações") to finance our healthcare post-retirement liabilities. In previous years, we contributed €602 million to this fund, which is being managed in accordance with the same guidelines as our pension funds. Since 2010, we have not made additional contributions to this fund.

        The market value of the pension funds for our Portuguese telecommunications business amounted to €399.4 million as of December 31, 2012, an increase from €344.7 million as of December 31, 2011, primarily due to the positive performance of assets under management (€83.8 million), partially offset by (1) net refunds of healthcare expenses paid on account by PT Comunicações (€20.8 million) and (2) payments of pension supplements (€9.4 million). See Note 14.1 to our audited consolidated financial statements. The asset allocation of our pension and healthcare benefits funds as of December 31, 2012 was 23.8% equity, 37.2% bonds and 39.0% cash and others. The effective return of the funds in 2012 was approximately 25.2%.

        The accrued liability related to our total post-retirement benefits of both our Portuguese and Brazilian telecommunications businesses amounted to €921.4 million (including €15.0 million of prior year service gains). In 2012, the accrued liabilities decreased by €69.0 million, primarily reflecting a reduction in net accrued liabilities from our Portuguese telecommunications business (€80.0 million), partially offset by an increase in Oi's unfunded obligations (€11.0 million). The reduction relating to our Portuguese telecommunications business is primarily explained by salary payments to suspended and pre-retired employees made during the year (€159.5 million), which were partially offset by total post retirement benefits and curtailment costs (€29.7 million) and net actuarial losses (€50.1 million) recognized in the period. The increase in unfunded obligations from Oi relates primarily to post retirement benefits costs (€6.4 million) and net actuarial losses (€23.0 million) recognized in the period, partially offset by an annual contribution made in January to cover the deficit position of its BrTPREV pension plan (€10.4 million) and the impact of the depreciation of the Brazilian Real against the Euro (€7.9 million).

        The table below shows the evolution of our total net responsibilities for post retirement benefits, related to both our Portuguese and Brazilian telecommunications businesses, during the years ended December 31, 2011 and 2012.

	2011	2012
	(EUR Millions)
Accrued liability for post retirement benefits (initial balance)	966.9	990.4
Changes in the consolidation perimeter	52.5	—
Post retirement benefits expenses	33.4	36.0
Workforce program reduction costs	32.6	0.2
Contributions and payments	(172.6)	(170.3)
Net actuarial losses	80.5	73.0
Foreign currency translation adjustments	(2.9)	(7.9)
Accrued liability for post retirement benefits (final balance)	990.4	921.4

        The table below sets forth the components of our total net post retirement benefits expenses, related to both our Portuguese and Brazilian telecommunications businesses, in the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
	(EUR Millions)
Portuguese telecommunications business:
Service cost	7.2	3.5	3.5
Interest cost	192.0	53.0	47.5
Expected return on assets	(129.2)	(26.1)	(19.9)
Prior year service gains(1)	(31.2)	—	—
Amortization of prior year service gains(2)	(1.9)	(1.5)	(1.5)

Subtotal	36.8	28.9	29.5

Brazilian telecommunications business—Oi(3)	—	4.5	6.4
Subtotal	36.8	33.4	36.0

Contribution to Social Security(4)	1.4	25.1	22.3

Total post retirement benefits expense	38.2	58.5	58.3

(1)
The prior year service gain recognized in 2010 relates to Portuguese Law No. 3B/2010, which introduced a maximum amount for pension benefits.

(2)
This caption relates to the amortization of prior year service gains on unvested pension benefits.

(3)
Oi's post retirement benefits costs primarily include interest costs (€90.7 million), the expected return on assets (€143.9 million) and a cap on recognition of plan assets pursuant to IFRIC 14 (cost of €57.3 million), as explained in more detail in Note 14.2 to our audited consolidated financial statements.

(4)
This caption corresponds to our fixed monthly contribution to the Portuguese Social Security System and Caixa Geral de Aposentações in order to fund future service of the active beneficiaries included in certain pension plans, following their transfer to the Portuguese State.

        In 2010, 2011 and 2012, net curtailment costs amounted to €145.5 million, €36.4 million and €2.1 million, respectively. The higher level of costs recorded in 2010 reflects primarily a reduction in employees undertaken at the end of 2010.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
	(EUR Millions)
Portuguese telecommunications business:
Contributions to the pension funds	35.5	1.7	1.1
Payments of pensions to pre-retired and suspended employees	0.8	1.1	1.0
Salary payments (pre-retired and suspended employees)	160.3	174.0	159.5
Regular healthcare payments	18.9	18.0	19.0
Refund(1)	(84.3)	(23.3)	(20.8)

Subtotal	131.2	171.5	159.8
Brazilian telecommunications business—Oi	—	1.1	10.5
Subtotal	131.2	172.6	170.3
Termination payments	4.0	3.8	1.9

Service cost related to liabilities transferred to the Portuguese State(2)	—	21.8	25.5

Payment to the Portuguese State related to the transfer of pension plans	100.0	—	—

Total payments related to post retirement benefits	235.2	198.2	197.7

(1)
In 2010, this caption includes €75.0 million related to a refund of excess financing from the healthcare plan.

(2)
This caption corresponds to a fixed contribution paid to the Portuguese Social Security System relating to the annual service of active and suspended employees who were entitled to pension benefits under our post retirement benefits plans that were transferred to the Portuguese State in December 2010.

        Our actuarial assumptions are subject to change, including the increase or decrease in the discount rates we use. In determining the appropriate discount rates for our Portuguese telecommunications business, we analyze, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of our liabilities. We believe our actuarial assumptions are consistent with those commonly used in the Portuguese market. Note 14 to our audited consolidated financial statements contains sensitivity analyses that demonstrate the impact of increases or decreases in our discount rate assumption, our healthcare cost trend assumption and our assumption about the long-term rate of return on fund assets. Total net actuarial losses in 2012, related to both our Portuguese and Brazilian telecommunications businesses, amounted to €73.0 million, compared to net losses of €80.5 million in 2011.

        Net actuarial losses totaled €73.0 million in 2012 and include losses from our Portuguese and Brazilian telecommunications businesses amounting to €50.1 million and €23.0 million, respectively. Net actuarial losses recorded by our Portuguese operations include: (1) a loss of €136.6 million resulting from changes in actuarial assumptions, including the impact of (i) the suspension of the early retirement regime (loss of €38.9 million), either permanently for employees under the Caixa Geral de Aposentações regime or during the financial assistance program of the EU/EC, the ECB and the IMF to Portugal for the remaining employees, (ii) the reduction in the discount rates (loss of €102.0 million), as detailed in Note 14.1, and (iii) the change in the mortality tables for active beneficiaries; and (2) a gain of €86.5 million resulting from differences between actual data and actuarial assumptions, related mainly to the difference between actual (+25.2%) and expected (+6.0%) returns on plan assets (actuarial gain of €63.9 million). Net actuarial losses from Oi amounting to €23.0 million include the impact of changes in actuarial assumptions (gain of €20.1 million) and differences between actual data and actuarial assumptions (loss of €86.1 million), as well as a cap effect on the recognition of plan assets pursuant to IFRIC 14, IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (gain of €43.1 million), as explained in Note 14.6 to our audited consolidated financial statements.

        Net actuarial losses totaled €80.5 million in 2011 and include losses from our Portuguese and Brazilian telecommunications businesses amounting to €71.8 million and €8.7 million, respectively. Net actuarial losses recorded by our Portuguese telecommunications business include (1) a gain of €19.4 resulting from changes in actuarial assumptions, corresponding to the impact of the reduction of the salary increase rate on responsibilities for salaries payable to suspended and pre-retired employees and (2) a loss of €91.2 resulting from differences between actual data and actuarial assumptions, related mainly to the difference between actual (-16.6%) and expected (+6.0%) returns on plan assets (loss of €98.2 million). Net actuarial losses from Oi amounting to €8.7 million include the impact of changes in actuarial assumptions (gain of €27.9 million) and differences between actual data and actuarial assumptions (loss of €108.1 million), as well as a cap effect on the recognition of plan assets pursuant to IFRIC 14 (gain of €71.4 million), as explained in Note 14.6 to our audited consolidated financial statements.

Equity

        Our total equity, excluding non-controlling interests, amounted to €2,293.4 million as of December 31, 2012, €2,828.1 million as of December 31, 2011 and €4,392.4 million as of December 31, 2010.

        The decrease in total equity excluding non-controlling interests in 2012 was primarily explained by (1) the €0.435 dividend per share paid in May 2012 (€371.9 million total), corresponding to the second installment of the 2011 fiscal year dividend (€0.65 per share), following the interim dividend payment of €0.215 cents per share declared in December 2011 and paid in January 2012, (2) the negative foreign currency translation adjustments (€376.5 million), mainly related to the impact of the depreciation of the Brazilian Real against the Euro and (3) the net actuarial losses recognized in the period (€52.7 million, net of tax effect). These effects were partially offset by the net income generated in the period of €230.3 million and a gain recorded directly in shareholders' equity in connection with Oi's corporate reorganization completed in March 2012.

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

        Our total equity, excluding non-controlling interests, as a percentage of total assets decreased from 12.2% at the end of 2011 to 11.4% at the end of 2012.

 Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations:
Indebtedness	11,174.0	1,725.3	1,696.9	3,894.9	3,856.8
Interest on indebtedness(1)	3,067.8	596.5	902.3	710.9	858.0
Unfunded post retirement benefits(2)	1,009.1	146.0	286.4	200.9	375.8
Licenses and concessions(3)	398.9	124.8	99.8	66.1	108.2
Unconditional purchase obligations(4)	392.8	392.8	—	—	—
Operating lease obligations(5)	167.5	43.9	46.6	32.9	44.0

Total contractual cash obligations	16,210.0	3,029.4	3,031.9	4,905.8	5,242.9

(1)
Interest on indebtedness is based on our indebtedness as of December 31, 2012, assuming that repayments will be made on scheduled dates and based on certain assumptions regarding interest rates on our floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on indebtedness and do not include any interest income on cash and cash equivalents and short-term investments.

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

(3)
This caption includes (1) estimated biannual fees due to ANATEL under Oi's concession agreements equal to 2.0% of the net operating revenues of Brasil Telecom (now Oi S.A.), which are derived from the provision of local fixed line services (excluding taxes and social contributions) and (2) payments due to ANATEL and ANACOM as of December 31, 2012 for radio frequency licenses (see Note 39 to our audited consolidated financial statements).

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

        In addition to the commitments included in the table above, we have announced a shareholder remuneration package proposal that includes an ordinary cash dividend of €0.325 per share for the fiscal years ending December 31, 2012 and 2013.

        Our intention is to fulfill these commitments from our operating cash flow generated in each of those years and, in the case of our indebtedness, to repay the amounts from our operating cash flow and/or refinance those amounts.

Off-Balance Sheet Arrangements

        In the course of our business, we provide certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2012, in our Portuguese telecommunications business, we had provided bank guarantees to Portuguese courts and tax authorities in the amount of €323.5 million relating primarily to tax assessments, and we had provided bank guarantees on behalf of PT Comunicações to municipal authorities, ANACOM and other entities (€20.4 million), on behalf of TMN to ANACOM and other entities (€32.4 million) and on behalf of other subsidiaries (€11.6 million). As of December 31, 2012, our proportionally consolidated portion of bank guarantees provided by Oi was €1,190.4 million relating primarily to deposits in connection with litigation, contractual obligations and obligations to ANATEL. For additional information on these bank guarantees, see Note 46 to our audited consolidated financial statements.

        In addition to the bank guarantees described above, as of December 31, 2012, we had provided guarantees amounting to €515 million in favor of the EIB in connection with the loans obtained from this bank (see "—Indebtedness—Covenants—Credit Ratings"). In addition, certain loans obtained by the Oi Group were collateralized by either receivables or by guarantees presented by the parent company or its subsidiaries.

        We believe that our guarantees are part of our ordinary financing activities and do not expect a material impact on our liquidity resulting from those guarantees.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

        The table below sets out our total capital investments related to continuing operations for 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(EUR Millions)
Capital expenditures	798.4	1,223.8	1,316.8
Financial investments	3.7	3,771.4	3.7

Total	802.1	4,995.2	1,320.5

Capital Expenditures

        During 2012, we made capital expenditures totaling €1,316.8 million. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(EUR Millions)
Telecommunications in Portugal(1)	657.2	647.0	555.5
Telecommunications in Brazil—Oi(2)	—	444.3	629.6
Other(3)	141.2	132.5	131.7

Total	798.4	1,223.8	1,316.8

(1)
This caption excludes (i) real properties acquired from the pension funds in connection with the transfer of unfunded pension obligations to the Portuguese State (€226 million in 2010 and €3 million in 2011), (ii) an intangible asset recognized by TMN in 2011 (€106 million) corresponding to the present value of the installments payable to ANACOM totaling €113 million related to the acquisition of a LTE license, (3) the present value of the commitments assumed by PT Comunicações in 2011 under its DTT license (€24 million) and (4) investments made in 2011 in a data center (€3 million).

(2)
In 2012, this caption excludes the acquisition of a 4G license by Oi for the total amount of €41 million.

(3)
This caption excludes the commitments under the terms of Cabo Verde Telecom's 3G license (€6 million in 2011) and a parcel of real estate acquired by a Portuguese company in connection with the transfer of unfunded pension obligations to the Portuguese State (€10 million in 2010).

        Capital expenditures were €1,316.8 million in 2012, equivalent to 20.0% of total operating revenues, an increase of 0.1 percentage points from 2011. The decrease in Portuguese telecommunications business capital expenditures from €647.0 million in 2011 to €555.5 million in 2012 reflected declines in both customer and infrastructure capital expenditures. The decline in customer capital expenditures was primarily explained by (1) lower unitary equipment costs, (2) lower net additions of customers and (3) lower churn across our Pay-TV and broadband services. In 2012, the decline in infrastructure capital expenditures was primarily explained by our expenditures in previous years to (1) deploy the FTTH network, (2) modernize the 2G network and (3) reinforce our 3G and 3.5G networks in terms of coverage and capacity. This led to an overall decrease in technology capital expenditures in 2012, notwithstanding our investments in deploying the 4G-LTE network. Capital expenditures excluding customer related capital expenditures and infrastructure capital expenditures increased, reflecting primarily the investment in the buildout of our data center in Covilhã.

        In 2012, our proportionally consolidated portion of Oi's capital expenditures was €629.6 million in 2012, equivalent to R$1,579 million, compared to €444.3 million in 2011, equivalent to R$1,034 million. This increase primarily reflects the effect of the proportional consolidation of Oi in the first quarter of 2012 (€120.6 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (€49.7 million). Adjusting for these effects, the contribution of Oi to our consolidated capital expenditures would have increased by €114.5 million mainly due to investments undertaken in 2012 to expand 2G and 3G coverage and increasing broadband speed and capillarity.

        Other capital expenditures include capital expenditures related to consolidated businesses not included in our two reportable segments. In 2012, these other capital expenditures amounted to €131.7 million, as compared to €132.5 million in 2011. Our capital expenditures at MTC increased by €17.7 million, reflecting expenditures on an African submarine cable, optical fiber and 4G rollout, which was offset by lower capital expenditures in the Brazilian contact center businesses, including Contax and the contribution of Dedic/GPTI in the first half of 2011 (€8.9 million), and also by lower capital expenditures at Timor Telecom (€5.1 million).

        In 2013, we expect to make investments similar in nature (though amounts may vary) to those made in 2012. We generally fund our capital expenditures from cash flow generated by our operating activities and debt financing.

Financial Investments

        Investments in financial assets (including goodwill) amounted to €3.7 million in 2012, €3,771.4 million in 2011 and €3.7 million in 2010.

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

        On December 29, 2010, we reached an agreement for the disposal to a Brazilian third party of our 28.78% interest in Universo Online S.A., Brazil's largest internet provider by revenue. The total consideration for the sale was R$356 million (€155.5 million). The transaction closed on January 27, 2011.

        As described in more detail under "Item 4—Information on the Company—Our Businesses—Brazilian Operations (Oi)—Strategic Partnership with Oi," on March 28, 2011, we completed the acquisition of a 25.3% economic interest in Oi and a 42.0% economic interest in CTX, the controlling shareholder of Contax (in which we acquired an effective 16.2% economic interest). We paid a total of R$8,437 million (€3,728 million) in connection with these transactions. We now hold a 23.3% economic interest in Oi and a 44.4% economic interest in CTX (and an effective 19.5% economic interest in Contax).

        In April 2011, Contax acquired an investment in Allus Global BPO Center for an amount of R$245 million, and our proportionally consolidated amount was R$103 million (€44 million). We proportionally consolidated the investment in Allus as from April 30, 2011 through our proportional consolidation of Contax.

Share Capital and Share Buyback Program

        During the years ended December 31, 2012 and 2011 there were no changes in share capital. As of December 31, 2012, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

        In 2012, under the strategic partnership entered into between Portugal Telecom and Oi, Telemar, one of Oi S.A.'s subsidiaries, acquired 64,557,566 of our own shares, representing 7.2% of our share capital, including €61.5 million related to shares acquired before the end of March 2011 and payments of €86.8 million, proportionally consolidated, regarding the shares acquired in the second quarter of 2011. In 2012, Telemar acquired 25,093,639 shares of our own shares for a total amount of €99.8 million, of which €23.2 million was proportionally consolidated in our statement of cash flows as an acquisition of treasury shares. Following these acquisitions, Telemar now holds 89,651,205 ordinary shares of Portugal Telecom, representing 10.0% of total issued shares.

Research and Development

        In 2012, 2011, and 2010, we invested approximately €167 million, €219 million and €200 million, respectively, on innovation, research and development. While we have always placed a great importance on innovation, in recent years our strategy has been to increasingly underscore its role in our operations.

Our Research and Development Strategy

        Our existing innovation strategy endeavors to promote a culture of innovation across the company, maximizing the potential for creativity. We seek to manage our innovation initiatives to ensure diversified capital allocation, systematic monitoring and control of results. Our strategy is guided by three principles: (1) Incremental Innovation—a strategy focused on continuous short-term improvements, (2) Planned Innovation—the development of medium-term technological and product upgrades and improvements, and (3) Exploratory Innovation—analysis of long-term technological trends and consumer behavior.

        Incremental Innovation.    Our incremental innovation strategy seeks to harness the potential of our employees by challenging them to be active participants in our short-term initiatives. In 2012, over 2,500 employees took part, contributing a total of 2,437 ideas to Idea Market, our online community innovation forum. If approved, the suggestions are implemented and the employees are recognized.

        Planned Innovation.    Our planned innovation strategy focuses on setting forth medium-term innovation objectives by actively engaging our technology, operational and business departments. This integrated strategy fosters innovation with respect to our products and services, in both the consumer and enterprise markets, pursues advances in our technological infrastructure and improves operational efficiency.

  •
  Products and Services

•
Consumer Solutions.  A few recent highlights in the consumer market include (1) achieving the number one position in the Portuguese triple-may market through Meo, (2) continued development of Meo-based apps, (3) the development of multiplatform offerings such as video and music streaming through Meo Go!, (4) introducing the social network experience in consumer residences through Meo Kanal's customizable TV area, (5) providing cloud-based solutions through CloudPT and (6) continued co-development of proprietary smartphones and mobile solutions, such as new MultipSIM technologies, increased 4G LTE coverage, new mobile payment tools and mobile parking (which allows a customer to pay for municipal parking from their mobile device).

•
Enterprise Solutions.  A few recent highlights in the enterprise market include: (1) increasing cloud-based offerings with respect to our advanced IT/IS services through SmartCloudPT, where we were recently certified as a SAP Cloud Partner, (2) the launch of SmartM2MPT, our machine-to-machine service offering fleet management, asset allocation and connectivity management, (3) implementation of sustainability efforts focused on green solutions for enterprise customers through Meo Energy and (4) a reinvigorated emphasis on sector-specific solutions in the healthcare, education and public administration sectors.

•
Technological Infrastructure.  Our technological infrastructure is an important component of our research and development efforts. In line with our strategic objectives in 2012, we increased our investment and expansion efforts in our fiber-to-the-home network, which includes residential and non-residential customers (e.g., Portuguese schools) and 4G LTE networks. We have also invested in the construction of a new data center in Covilhã, Portugal.

•
Operational Efficiency.  Maintaining a focus on efficiency and operational excellence, we pursued several initiatives with the goal of improving business processes, resource management and customer relationship management. In 2012, these efforts include the CRM One Project, Login PT, Click Software and unified billing services.

        Exploratory Innovation.    Because we operate in a sector characterized by intensive investment patterns and rapid technological changes, we place a great deal of strategic importance on forecasting long-term technological trends and consumer behavior. In this respect, our exploratory innovation efforts play a key role allowing us to remain competitive. In addition to our internal innovation efforts, we also endeavor to create strategic partnerships.

  •
  Internal Innovation.  Our research and development activities have been responsible for the introduction of innovative products and services and for the development of in-house technology. Our subsidiary PT Inovação develops the majority of our exploratory innovation projects, focusing on technological infrastructure optimization, operations support systems and business support systems (OSS/BSS) platforms and applications and services development technologies. Sapo, our internet portal, also develops exploratory innovation projects, focusing mainly on software development and integration and multi-platform applications.

  •
  Innovation through Partnerships.  In recent years, our exploratory innovation strategy has emphasized strategic partnerships with (1) suppliers, such as Corning, Cisco, Samsung, ZTE and Huawei, (2) other telecommunications operators, such as Singtel, Singapore's largest leading telecommunications operator, and (3) universities and research institutions, such as Carnegie-Mellon in Portugal.

Innovation in International Operations

        Through our international operations, we foster a culture of innovation across the various geographies in which we operate. Our recent initiatives worldwide have included projects (1) in Brazil, where Oi and PT Inovação have increased their cooperation to strengthen Oi's cloud and TV offerings, (2) in Namibia, where MTC has introduced Africa's first convergent 4G LTE offering and (3) in East Timor, where we have continued to develop our 3G services and infrastructure, with a focus on new campaigns and pricing options.

Exchange Rate Exposure to the Brazilian Real

        Our interest in Oi and Contax exposes us to significant exchange rate risk in respect of the Brazilian Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. See "—Liquidity and Capital Resources—Equity" above.

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2011 and 2012.

	As of December 31,
	2011		2012
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	10,332.6	44.6%	8,377.8	41.7%
Brazilian Real	11,736.6	50.6%	10,480.6	52.2%
Other	1,107.2	4.8%	1,237.4	6.2%

Total	23,176.4	100%	20,095.7	100%

Currency Composition of Our Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Brazilian Real and other currencies as of December 31, 2011 and 2012. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 38 to our audited consolidated financial statements.

	As of December 31,
	2011		2012
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	8,399.9	68.4%	7,339.2	66.1%
Brazilian Real	3,668.2	29.9%	3,637.3	32.8%
Other currencies	212.8	1.7%	122.0	1.1%

	12,281.0	100.0%	11,098.5	100.0%

Exposure to Exchange Rate Risk

        For more detailed information as of December 31, 2012 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        As a result of our investment in Oi, our investments in Brazil represent a substantial part of our assets. Given our substantial investments in Brazil, a devaluation of the Brazilian Real may have a significant impact on our statement of financial position and financial results. By the end of 2012, the exchange rate between the Euro and the Real was R$2.7036 = €1.00. We cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow further, this could have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Brazilian Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

Trend Information

        We expect to continue to be a growth-oriented company, aiming to use the full potential of our asset portfolio by taking advantage of existing and future opportunities in the telecommunications, multimedia and IT services markets. We endeavor to be a customer-oriented company focused on innovation and execution. We manage our business along customer categories with cross-functional collaboration to deliver a high-quality customer experience.

        Our priority in the consumer market is to explore convergence to grow our market share based on simplicity, convenience and value. With convergence a priority in the consumer market, we constantly strive to transform of our consumer business. Our goal in the residential market is to achieve this transformation through bundled offers that leverage, among other things, our Pay-TV services, which have supported our performance despite a historical downward trend in the wireline market. In the personal market, we are continuing to move toward simpler tariff structures and will continue to explore data opportunities.

        In the enterprise market, our priority is to increase our penetration in IT/IS services (cloud, outsourcing and BPO), thus increasing relevance of our relationship with business customers. In order to achieve this, we have developed and implemented a three-tiered approach to the enterprise our services. See "Item 4—Information on the Company—Overview—Strategy—Portuguese Operations—Enterprise services: increase penetration of IT/IS services, namely, cloud, outsourcing and BPO."

        At the international level, our focus is on improving the operational performance of our assets and on the sharing of best practices across our various businesses. Because the expansion of international operations in multiple geographies is an important catalyst of value creation in the telecommunications sector, we strive to build a growing portfolio of international operations.

        We explain the trends that affect our business in more detail under "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures," which is incorporated by reference into this subsection. We also address trends in our discussion of our strategy in "Item 4—Information on the Company—Overview—Strategy."

        We will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. We expect our business to continue to be subject to the trends, risks and uncertainties discussed in "Item 3—Key Information—Risk Factors."

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

Board of Directors and the Executive Committee

        As of the date of this annual report, our Board of Directors consisted of 24 directors, including seven directors who serve on the Executive Committee. The names and offices of members of our Board of Directors as of the date of this annual report, their principal past affiliations and certain other information are set forth below.

        The following directors are members of the Executive Committee:

        Zeinal Abedin Mahomed Bava.    First elected 2000. Age 47. Chief Executive Officer of Portugal Telecom since March 28, 2008; Elected for the first time in 2000; Former term of office ended on December 31, 2011 and was reelected in 2012. Appointed Chief Executive Officer of Portugal Telecom SGPA S.A. in March 2008; Chairman of the Board of Directors of PT Portugal, SGPS S.A.; Chairman of the Board of Directors of PT Comunicações, S.A.; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of Portugal Telecom—Investimentos Internacionais, Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of Portugal Telecom Data Center, S.A.; Chairman of the Board of Directors of PT Blueclip—Serviços de Gestão, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom; Member of the Board of Directors of Oi, S.A.; Member of the Board of Directors of Telemar Participações, S.A.; Member of the Board of Directors of Contax Participações, S.A.; Member of the Board of Directors of CTX Participações, S.A.; Member of the Council of Founders of Fundação Casa da Música; ; Member of the Board of Directors of the Council of Founders of Fundação Portugal África;Member of the General Council of Universidade Técnica de Lisboa; Member of the General Council of Fundação Portuguesa das Comunicações; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação since October 2009 until may 2012; Member of the Board of Directors of Tele Norte Leste Participações, S.A. from april 2011 until February 2012; Member of the Board of Directors of Fundação Luso Brasileira from june 2009 until September 2009; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011; Chairman of the Board of Directors of PT Ventures, SGPS S.A. from November 2008 until July 2010; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from March 2006 until April 2009; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. from September 2007 until April 2009; Member of the Board of Directors of Fundação Luso-Brasileira from June 2009 until September 2009; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until June 2008; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 until October 2007; Member of the Board of Directors of Brasilcel, NV from December 2002 until October 2007; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 until September

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

        Alfredo José Silva de Oliveira Baptista.    First elected April 2011. Age 61. Member of the Executive Committee of Portugal Telecom; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A.; Executive Member of the Board of Directors of PT Portugal, S.A.; Executive Member of the Board of Directors of PT Comunicações, S.A.; Executive Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.; Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2006 until 2011; Chief Executive Officer of PT Prime, S.A. from 2000 until 2002; Vice-Chairman of PT Prime, S.A. from 1999 until 2000; General Manager of Negócios Empresariais from 1996 until 1999; Director of PT Internacional from 1996 to 1997; Director of Portugal Telecom, S.A. from 1994 until 1996.

        Luis Miguel da Fonseca Pacheco de Melo.    First elected 2006. Age 47. Chief Financial Officer and Executive Director of Portugal Telecom since April 2006; Chairman of the Board of Directors of PT Centro Corporativo, S.A.; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A.; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A; Chairman of the Boards of Directors of Portugal Telecom—Associação de Cuidados de Saúde; Vice-Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A; Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais, Consultoria Internacional, S.A.; Vice-Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of PT Ventures, SGPS S.A.; Member of the Board of Directors of

Portugal Telecom Data Center, S.A.; Member of the Board of Directors of PT Blueclip—Serviços de Gestão, S.A.; ; Director of Africatel Holdings B.V.; Member of the Board of Directors of Unitel, SARL; Member of the Board of Directors of Oi, S.A.; Alternate Member of the Board of Directors of Tele Norte Leste Participações S.A. from april 2011 since February 2012; Non-Executive Director of BEST—Banco Electrónico de Serviço Total, S.A. until 2007; Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until May 2008; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A., from April 2008 until March 2009; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from May 2006 until October 2007; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009; Chairman of the Board of Directors of PT-ACS—Associação de Cuidados de Saúde from May 2007 until April 2009; Member of the Board of Directors of PT Centro Corporativo, S.A. from November 2006 until April 2009; Member of the Board of Directors of PT Rede Fixa, SGPS, S.A. from November 2007 until June 2009; Member of the Board of Directors of Telemig Celular Participações, S.A. from August 2008 until November 2009; Member of the Board of Telemig Celular, S.A. from August 2008 until July 2010; Member of the Board of Directors of Vivo Participações, S.A. from July 2006 until July 2010; Member of the Board of Directors of UOL, S.A. until January 2011; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. from June 2002 until April 2006; Director of Cabo TV Madeirense, S.A. from April 2004 until September 2006; Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 until October 2007; Director of TV Cabo Portugal, S.A. from 2002 until 2006; Director of Lusomundo Audiovisuais, S.A. from 2002 until 2006; Director of Lusomundo Cinemas, S.A. from 2002 until 2006; Director of Lusomundo—Sociedade de Investimentos Imobiliários, SGPS S.A. from March 2006 until March 2007; Director of Lusomundo Imobiliária 2, S.A.from March 2006 until March 2007; Director of PT Conteúdos S.A. from 2002 until 2006; Director of PT Televisão por Cabo, SGPS S.A. from 2002 until 2006; Director of Sport TV from June 2002 until November 2005; Director of Lusomundo España, SL from February 2003 until April 2006; Central Manager and invited member of the Executive Committee of BES Investimento from 1998 until 2002; Associate and Director of UBS Warburg from 1994 until 1998.

        Carlos António Alves Duarte.    First elected March 2009. Age 52. Member of the Executive Committee of Portugal Telecom; Member of the Board of Directors of PT Portugal, SGPS S.A.; Member of the Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.;Vice-Chairman of the Board of Directors of CaixaNet S.A.; Chairman of the Board of the General Meeting of Inesc; Executive Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2008 until 2011; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. from May 2006 until April 2011; Director and Chief Executive Officer of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from July 2003 until March 2008; Executive Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from May 2003 until February 2009; Director of BEST—Banco Electrónico de Serviço Total, S.A. from January 2006 until October 2007; Chief Executive Officer of Oni Telecom from June 2000 until March 2003; Chief Executive Officer of Oni Açores from June 2000 until March 2003; Executive Chairman of EDS Ibéria and General Manager of EDS Portugal from November 1996 until May 2000; Among other duties, he was General Manager of IBM from December 1986 until October 1996; Chairman of the Board of Directors of Rigorsoft from 1995 until November 1996; Executive Director of Compensa, S.A. from 1995 until November 1996.

        Pedro Humberto Monteiro Durão Leitão.    First elected April 2011. Age 42. Member of the Executive Committee of Portugal Telecom; Executive Member of the Board of Directors of PT Comunicações, S.A.; Executive Member of the Board of Directors of PT Portugal, S.A. from 2007 until the present; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Sales, S.A.; Member of the Board of Directors of PT Blueclip—Serviços de Gestão, S.A; Member of the Board of Directors of Tele Norte Leste Participações, S.A. from april 2011 until February 2012; Board Member of Páginas Amarelas, S.A. from November 2007 until October 2012; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011; Director of PT Multimédia, SGPS S.A. from 2004 until 2007; Director of TV Cabo Portugal, S.A. from 2004 until 2007; Director of PT Conteúdos, SGPS S.A. from 2004 until 2007; Director of Lusomundo Audiovisuais, S.A. from 2004 until 2007; Managing Director of PTM.com, SGPS S.A. from 2002 until 2004; Managing Director of Telepac, S.A. from 2002 until 2004; Managing Director of Saber e Lazer, S.A. from 2002 until 2004.

        Manuel Rosa da Silva.    First elected March 2009. Age 45. Member of the Executive Committee of Portugal Telecom; Member of the Board of Directors of PT Portugal, SGPS S.A.;Member of Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from April 2007 until December 2011; Director of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. from July 2009 until January 2011; Director of PT Multimédia—Serviços de Telecomunicação e Multimédia, SGPS S.A. from April 2006 until October 2007; Director of PT Comunicações, S.A. from 2004 to 2006; Group Director of Corporate Finance in Portugal Telecom, SGPS S.A. from 2002 until 2003; Group Director of Investor Relations in Portugal Telecom, SGPS S.A. from 2002 until 2003; CFO of PTM.com, Serviços de Acesso à Internet, SGPS S.A. from 2000 until 2002; Vice-Chairman of Merill Lynch London; Director of mergers and acquisitions at Morgan Grenfell London; Associate in Investment Banking Associate at SG Warburg London; Consultant at KPMG Consulting London, where he worved with the European Telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America.

        Shakhaf Wine.    First elected March 2009. Age 43. Member of the Executive Committee of Portugal Telecom; Chairman and Chief Executive Officer of Portugal Telecom Brasil S.A.; Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda.; Chairman of the Board of Directors of Bratel Brasil, S.A.; Chairman of the Board of Directors of Istres Holdings, S.A.; Member of the Board of Directors of OI, S.A.; Member of the Board of CTX Participações, S.A.; Member of the Board of Directors of Contax Participações, S.A.;Member of the Board of Directors of Telemar Participações, S.A.; Member of the Board of Directors of Tele Norte Leste Participações, S.A. from april 2011 until February 2012; Chairman of the Control Committee of Brasilcel N.V. and Vice-Chairman of the Board of Directors of Vivo Participações S.A. up to September 2010; Member of the Board of Directors of Universo Online S.A. up to January 2011; Chairman of the Board of Directors of Mobitel, S.A. up to June 2011; Member of the Board of Directors of PT Investimentos Internacionais—Consultoria Internacional, S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Participações, SGPS S.A. from March 2008 until March 2009; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Ventures, SGPS S.A. from May 2006 until March 2009; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006; Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 until February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 until February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT

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

        The following directors are not members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Age 69. Chairman of the Board of Directors of Portugal Telecom since April 2006; Chief Executive Officer of Portugal Telecom from April 2006 until March 2008; Chairman of General Council of Fundação Portugal Telecom; Chairman of General Council of Universidade de Lisboa; Member of the Strategic Council of Banco Finantia; Member of the Board of Trustees of Fundação Luso-Brasileira; Member of the Advisory Council of Banco ING; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação until October 2009; Non-executive Director of Fundação Eugénio de Almeida; Member of the Council of Founders of Fundação Casa da Música until February 2009; Member of the Board of Directors of Fundação Portugal África until November 2009; Vice Chairman of the Board of Directors of ELO—Associação Portuguesa para o Desenvolvimento Económico e a Cooperação until November 2009; Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 until 2008; Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A. from 2006 until 2009; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 until 2008; Chairman of the Board of Directors of PT Portugal , SGPS S.A. from 2006 until 2007; Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 until 2008; Non-executive Member of the Board of Directors of OPCA—Obras Públicas e Cimento Armado, S.A. from 2005 until 2007; Member of the Board of Directors of Espírito Santo Resources from 2005 until 2007; Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2006 until 2007; Executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2002 until 2006; Non-executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. in 2001; Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 until 2004; Chief Executive Officer of Diário de Notícias from 2002 until 2004; Chief Executive Officer of Jornal do Fundão from 2002 until 2004; Chief Executive Officer of Jornal de Notícias from 2002 until 2004; Chief Executive Officer of TSF from 2002 until 2004; Chief Executive Officer of Açoreano Oriental from 2002 until 2004; Chief Executive Officer of DN da Madeira from 2002 until 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2000 until 2004; Member of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2004 until 2007; Member of the Board of Directors of Parfil, SGPS S.A. from 2001 until 2004; Chairman of the Board of Directors of Margrimar—Mármores e Granitos, S.A. from 1999 until 2005; Chairman of the Board of Directors of Marmetal—Mármores e Materiais de Construção, S.A. from 1999 until 2005; Member of the Board of Directors of Controljornal, SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of Marcepor—Mármores e Cerâmicas de Portugal, S.A. em 1990; President of Fundação Eugénio de Almeida from 1989 until 1992; President of IFADAP—Instituto Financeiro de Apoio ao Desenvolvimento da Agricultura e Pescas from 1987 until 1990; Managing Director of Fundação Eugénio de Almeida from 1981 until 1987; Member of the Board of Directors of M.N. Tiago, Construções S.A. during 1981; Member of the Board of Directors of Standard Eléctrica during 1981; Portuguese Ambassador to the O.E.C.D. from 1979 until 1981; Head of the Civil House of the President of the Republic of Portugal from 1976 until 1979.

        Otávio Marques de Azevedo.    First elected April 2011. Age 61. Chairman of Andrade Gutierrez Telecomunicações Ltda. and Executive Chairman of Andrade Gutierrez S.A., the controlling holding company of the Andrade Gutierrez Group; Chairman of the Board of Directors of Telemar Participações S.A., the controlling holding company of Oi; ; Chairman of the Board of Directors of CTX Participações S.A., the parent of Contax Participações S.A.; Member of the Strategic Council of the Federação das Indústrias do Estado de Minas Gerais (FIEMG); Member of the Board of the Associação Comercial do Rio de Janeiro (ACRJ); Member of the Superior Council of Infrastructure of the Federação das Indústrias do Estado de São Paulo (FIESP); formerly the first Chairman of the Board of Directors of Telemar, Chairman of Telemig and Executive Vice Chairman of Telebrás.

        José Guilherme Xavier de Basto.    First elected 2007. Age 74. Member of the Board of Directors and of the Audit Committee of Portugal Telecom; Member of the Center of Studies at the Chamber of Chartered Accountants; Member of the Financial Matters Committee of Millennium BCP, S.A. since April 2009; Tax Consultant; Retired lecturer at the Faculty of Economics of Coimbra University.

        João Manuel de Mello Franco.    First elected 1997. Age 66. Member of the Board of Directors and Chairman of the Audit Committee of Portugal Telecom; Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009; Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and 2008; Since 2008, Non-Executive Director of EDP Renováveis, S.A., of which he is Chairman of the Audit Committee since that same year and Member of the Related Parties Transactions Committee since that same year; Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD since 2011; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of Soponata—Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; Chief Executive Officer and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi from 1994 until 1995; Chairman of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP—Telefones de Lisboa e Porto, S.A. from 1989 until 1994.

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Age 46. Member of the Board of Directors of Portugal Telecom; Director of Banco Espírito Santo, S.A.; Director of E.S. Ventures, SCR, S.A.; Chairman of BES—Companhia de Seguros, S.A.; Director of BES—Vida, Companhia de Seguros, S.A.; Chairman of Espírito Santo Informática, ACE; Chairman of E.S.—Recuperação de Crédito, ACE; Chairman of OBLOG—Consulting, S.A.; Director of Glintt, Global Intelligent Technologies, SGPS S.A.; Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 until September 2007; Director of ESDATA, Espírito Santo Data, SGPS S.A. from August 2002 until September 2007; Director of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 until 2006; Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 until 2006; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until July 2007; Manager of the Strategic Markting Department of Banco Espírito Santo, S.A. from 1995 until 1999; Manager of the Strategic Planning and Studies Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant at Roland Berger & Partner, Munich, from 1991 until 1993; Consultant at Roland Berger & Partner, Portugal, from 1989 until 1991.

        Mário João de Matos Gomes.    First elected March 2009. Age 65. Member of the Board of Directors and Audit Committee of Portugal Telecom; Chairman of the Supervisory Board of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Founding Partner and Director of the Portuguese Statutory Auditing Firm Ascenção, Gomes, Cruz & Associado—SROC; Vice-Chairman of the Registrations Board (Comissão de Inscrição) of the Portuguese Statutory Auditing Institute (OROC); from 1985 until 2001, Adjunctive Professor at ISEG—Technical University of Lisbon; from 1971 until 1983, staff member of Arthur Andersen & Co., with managing responsibilities in the audit and tax departments in Lisbon; from 1983 until 1987, management consultant to the Board of an industrial company for issues relating to the improvement of management reporting and control systems. Mr. Gomes was also a member of the Professional Training Working Party (Comissão de Estágio) and of the Education Working Party (Comissão de Formação Profissional), as well as Chairman of the Insurance Working Party (Comissão Técnica das Entidades Seguradoras) of the OROC, with a relevant role in the preparation of the Portuguese Audit Statement (DRA) 830.

        Gerald Stephen McGowan.    First elected 2003. Age 66. Member of the Board of Directors of Portugal Telecom; "Of Counsel" Lukas, Nace, Gutierrez & Sachs; Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 until 2007; United States Ambassador to Portugal from 1998 until 2001; Member of the Board of Directors of "Overseas Private Investment Corporation" (OPIC) from 1996 to 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 until 1994.

        Rafael Luís Mora Funes.    First elected 2007. Age 47. Member of the Board of Directors of Portugal Telecom; Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of BRZ Tech; Chairman of the Board of Directors of IBT Internet Business Technologies; Member of the Supervisory Board of INDEG—ISCTE Business School;; Member of the Sustainability and Governance Committee of Millennium BCP Group until 2007.

        Maria Helena Nazaré.    First elected 2009. Age 63. Member of the Board of Directors of Portugal Telecom; Principal of the University of Aveiro (Portugal) since 2002 until 2010; President of the Advisory Council of Fundação Galp Energia; President of Sociedade Portuguesa de Física; Chairman of European University Association (EUA) since March 2011; Chairman of the Steering Committee of the Institutional Evaluation Programme at the European University of Association until 2009; Chairman of the Internationalization Working Group of the EUA; Member of the Insitutional Evaluation Group of the EUA since 2004; Member of the Research Working Group of the EUA, since 2004; Chair of the Committee of the Portuguese Rector's Conference for Research and Knowledge- transfer; Member of the European Commission Expert Group for the European Research Area; Chairman of the João Jacinto de Magalhães Foundation; Member of the Executive Council of Fundação das Universidades Portuguesas (Portuguese Universities Foundation); Member of the Steering Committee of the Institutional Evaluation (EUA) since 2005; Dean of the Health School of the University of Aveiro from 2000 util 2002; Member of the Board of the Aveiro Maritime Harbour (1999-2000); President of Columbus Association: Network of European and Latin-American Universities; Head of the research Lab in "Física de Semicondutores em Camadas, Optoelectróncia e Sistemas Desordenados" (1996-1999); Vice Rector of the University of Aveiro (1991-1998); Head of the Research Institute of the University of Aveiro (1995-1998); Chair of the Executive Council of the Joao Jacinto de Magalhães Foundation (1993-1998); Member of the Steering Committee of the International Conference of Defects in Semiconductors (1997); Vice President of the Scientific Council of the University of Aveiro (1990-1991); Head of the Departament of Physics of the University of Aveiro (1978-1980; 1986 - 1988).

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Age 51. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES-Vida, Companhia de Seguros, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Bank Espírito Santo (International) Limited; Chairman of the Board of Directors of BIC—International Bank, Ltd (BIBL); Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A.; Member of the Board of BES Finance Limited; Member of the Board of Directors of ES Tech Ventures, Sociedade de Participações Sociais, S.A.; Member of the Board of Directors of Espirito Santo—Empresa de Prestação de Serviços, ACE;

Chairman of the Board of Directors of AVISTAR, SGPS, S.A.; Member of the Board of Directors of BES Africa SGPS, S.A.. Non-Executive Director of Execution Noble Limited; Non-Executive Director of Execution Nobel & Company Limited; Non-Executive Director of Execution Noble Research Limited; Non-Executive Director of Espírito Santo Bank (Florida); Engaged to Banco Espírito Santo, Finance Department, in 1986; Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989; Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 until February 1992; Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Soc? until 1995; Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES; Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000; General Manager of Banco Espírito Santo, S.A. in March 2003; Director of Banco Espírito Santo, S.A. since March 2004.

        Francisco Teixeira Pereira Soares.    First elected 2006. Age 64. Member of the Board of Directors of Portugal Telecom; Chairman of the Environment Committee of CEEP—European Centre of Enterprises with Public Participation and of Enterprises of General Economic Interes—("Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels"); Consultant of Parpública, S.A.. Member of the Board of Directors of Gadsa—Arquivo e Depósito, S.A. from October 2006 until October 2008; Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 until 2006; Chairman of Member of the Board of Director and Chief Executive Officer of I.P.E.—Tecnologias de Informação, SGPS S.A.from 2000 until 2001; Executive Member of the Board of Director of I.P.E.—Investimentos e Participações Empresariais, S.A. from 1996 until 2000; Chairman of the Board of Directors of I.P.E. Capital, Socierdade de Capital de Risco, S.A. from 1996 until 2000; Director of Ambelis—Agência para a Modernização Económica de Lisboa, S.A. from 1994 until 1996.

        Paulo José Lopes Varela.    First elected March 2009. Age 44. Member of the Board of Directors of Portugal Telecom; Chief Executive Officer of Visabeira Global, SGPS, S.A. since 2007; Chairman of the Board of Directors of Visabeira Global, SGPS S.A.; Chairman of the Board of Directors of Vista Alegre Atlantis, S.A.; Chairman of the Board of Directors of Real Life Technologies, S.A.; Chairman of the Board of Directors of Ria Stone, S.A.; Chairman of the Board of Directors of Visabeira Investimentos Financeiros, SGPS S.A.; Chairman of the Board of Directors of Visabeira Estudos e Investimentos, S.A.; Chairman of the Board of Directors of Visabeira Saúde—Serviços de Saúde, S.A.; Chairman of the Board of Directors of Visabeira Moçambique, S.A.; Chairman of the Board of Directors of Visagreen, S.A.; Chairman of the Board of Directors of Marmonte, S.A.; Chairman of the Board of Directors of Naturenergia—Agro—Energias, S.A.; Chairman of the Board of Directors of Visabeira Angola, Lda.; Chairman of the Board of Directors of Gatel; Chairman of the Board of Directors of Constructel; Chairman of the Board of Directors of Constructel Sweden AB; Vice—Chairman of Constructel Infra—Structures SAS; Member of the Board of Directors of Banco Único, S.A.; Member of the Board of Directors of Constructel Bélgica; Member of the Board of Directors of Ambitermo, S.A.; Member of the Board of Directors of HPP Viseu, S.A.; Member of the Board of Directors of PCI—Parque de Ciência e Inovação, S.A.; Member of the Board of Directors of Selfenergy; Manager of TV Cabo Angola, Lda.; Manager of Constructel GmbH; Started his Professional career at Grupo Visabeira, in 1992, lived many years in Mozambique and Angola; Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola. His responsibility was the institutional representation, the general coordination in all the Visabeira's affiliates, within the country, as well as to represent the associated Grupo Visabeira in the administrative boards of its affiliates and also planning and strategical definition of the group businesses, including its integrated financial management;

        Milton Almicar Silva Vargas.    First elected March 2009. Age 56. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Cielo S.A. since July 2009; Effective

Member of the Board of Directors of Banco Espírito Santo (BES)—Portugal since July 2012; Effective Member of the Board of Directors of Fleury S.A., since July 2009; Member of the Board of Directors of Monteiro Aranha S.A., since December 2009. In Banco Bradesco, S.A.: Department Director from December 1997 until March 2000, Managing Director from March 2000 until March 2002 and Executive Vice-President from March 2002 until June 2009; Effective Member of the Board of Directors of CPM Braxis S.A. from july 2009 until july 2012.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Age 48. Member of the Board of Directors of Portugal Telecom; Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS S.A.; Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing TMT; Chairman of the Board of Directors of Ongoing Telecom; Chairman of the Board of Directors of Ongoing Media; Chairman of the Board of Directors of Económica SGPS; Chairman of the Board of Directors of Rocksun, S.A.; Chairman of the Board of Directors of Insight Strategic Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing Comunicações—Participações; S.A.; Non-Executive Member of the Board of Directors of Heidrick & Struggles; Member of the General Council of ISCTE from 2009 until 2012; Director of the Automóvel Clube de Portugal from 2007 until 2011. From 1995 until 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles; Member of the Compensation Committee of a banking entity until 2007; Director of Andersen Consulting (currently Accenture) from 1987 until 1995.

        Fernando Magalhães Portella.    First elected 2012. Age 61. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Oi, S.A.; Member of the Board of Directors of Iguatemi Empresa de Shopping Centers S.A.; CEO of Grupo Jereissati; Member of the Board of TNL from May 2008 to February 2012; Managing Chairman of Organização Jaime Câmara from July 2006 to January 2011; Member of the Advisory Council of Intermédica Sistema de Saúde SA from February 2008 to February 2010.

        João Nuno de Oliveira Jorge Palma.    First elected 2012. Age 46. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Caixa Geral de Depósitos, S.A.; Member of the Board of Directors of Parcaixa, SGPS, S.A.; Member of the Board of Directors of Banco Comercial e de Investimentos, S.A.—Moçambique; Chairman of the Board of Directors of Sogrupo—Compras e Serviços Partilhados, ACE; Chairman of the Board of Directors of Sogrupo IV—Gestão de Imóveis , ACE; Chairman of the Board of Directors of Imocaixa—Gestão Imobiliária, S.A.; Chairman of the Board of Directors of Caixa-Imobiliária, S.A.; Executive Director (CFO) of REN—Redes Energéticas Nacionais, SGPS from March 2010 to December 2011; Executive Director of Banco Caixa Geral from February 2008 to March 2010; Assistant to the Board of Directors of Caixa Geral de Depósitos from December 2007 to February 2008; Executive Director of Sogrupo SI from June 2004 to December 2005; Member of the Board of Directors (CFO) of HCB—Hidroeléctrica de Cahora Bassa from August 2003 to November 2007.

        José Pedro Cabral dos Santos.    First elected 2012. Age 52. Member of the Board of Directors of Portugal Telecom; Chairman of the Board of Directors of Caixa Leasing e Factoring—IFIC, S.A.; Member of the Board of Directors of Caixa Geral de Depósitos, S.A.; Member of the Board of Directors of Locarent—Companhia Portuguesa de Aluguer de Viaturas; Non-Executiv Member of the Board of Directors of Caixa Banco de Investimentos, S.A.; Member of the Board of Directors of Caixa Geral de Aposentações, IP; Central Manager of the Direcção de Grandes Empresas of Caixa Geral de Depósitos from March 2002 to March 2012; Non-Executive Member of the Board of Directors of Lusofactor, Sociedade de Factoring, SA from March 2003 to May 2008; Manager of the Direcção de Grandes Empresas responsible for the Northern Area from October 1999 to February 2002; Manager of the Direcção Comercial Norte responsible for the Coordination of the Large-Sized Companies from January 1998 to September 1999; Manager Coordinator (BFE Group/BPI Group), originally of Banco Borges & Irmão and subsequently with extended duties for Banco de Fomento e Exterior and Banco

BPI, from June 1994 to December 1997; Technical Executive of Finindústria—Sociedade de Investimentos e de Financiamento Industrial, and subsequently assistant manager of Finibanco and non-executive Director of Finicrédito SFAC, from March 1989 to May 1994; Intern and subsequently Technical Executive of União de Bancos Portugueses from March 1984 to February 1989.

Executive Officers

        In addition to our Executive Committee, we have certain other officers who are in charge of our various businesses and administrative departments and report directly to the Executive Committee or who are in charge of our subsidiaries. The names, offices, relevant past affiliations and certain other information for our key executive officers are set forth below:

        Guy Patrick Guimarães de Goyri Pacheco.    Manager of the Planning and Control Department of Portugal Telecom. Appointed 2011; Age 35; Member of the Board of Directors of PT PRO, S.A. since 2011; Manager of the Continuous Improvement and Transformation of Portugal Telecom's Domestic Operations from 2009 until 2011; Manager of the Business Processes and Continuous Improvement of PT Comunicações from 2007 until 2009; Manager of the Business Processes and Continuous Improvement of PT Multimedia from 2006 until 2007; Manager of the Commercial Planning and Control Department of PT Multimedia from 2005 until 2006; Internal Consultant at the Business Development Department of PT Comunicações from 2004 until 2005; Internal Consultant at the Corporate Finance Department of Portugal Telecom from 2003 until 2004; Advisor to the Chief Financial Officer of PT Multimedia from 2002 until 2003; Analyst at the Planning and Control Department of PT Multimedia from 2001 until 2002; Analyst at Arthur Andersen in 2000.

        Luís Manuel da Costa de Sousa de Macedo.    General Secretary and Company Secretary of Portugal Telecom since 2002. Age 64. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Directors of Fundação Portugal Telecom since 2003 until 2012; Member of the Board of Directors of Fundação Luso Brasileira since 2011; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais Consultoria Internacional, S.A. from 2004 until 2006; Member of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom International, SGPS, S.A.) from 2000 until 2006; Member of the Board of Directors of CST-Companhia Santomense de Telecomunicações, SARL from 1999 until 2009; Manager of Image and Communication Department of Portugal Telecom group from 1999 until 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 until 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 until 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 until 2005, and since then, Chairman of the General Meeting; Chairman of the Board of Directors of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi and responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources from 1982 until 1988, General Secretary and Manager of Central International Corporate Department of Marconi from 1988 until 1992; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Bruno Miguel Saraiva Pinheiro dos Santos da Costa Saldanha.    Age 37. Chief Accounting Officer of Portugal Telecom SGPS, S.A. and Manager of Financial Reporting and Consolidation since 2009; President of the Supervisory of ISCTE/INDEG since 2012; Member of the Board of Directors of PT PRO, S.A. since 2011; Member of the Board of Directors of Previsão since 2011; Member of the Board of Directors of PT Prestações since 2011 and between 2006 and 2008; Member of the Board of Directors of PT Centro Corporativo since 2009; Member of the Board of Directors of PT Finance BV since 2009; Member of the Supervisory of Fundação PT since 2008; Member of the Board of Directors of Janela Digital since 2008; Deputy Manager for the Financial Reporting and Consolidation Team from 2002 until 2009; Audit and Risk Management of Arthur Andersen from 1998 to 2002.

        José Carlos Alfaia Mimoso.    Manager of the Corporate Taxation of Portugal Telecom. Appointed 2008. Age 60. Chief Accounting Officer and Manager of the Financial Reporting of TMN—Telecomunicações Móveis Nacionais, S.A. from 2006 until 2008 and from 1994 until 2001; Chief Accounting Officer and Manager of the Financial Reporting of PT Multimedia from 2002 until 2006; Board Member of TV Cabo Portugal from 2001 until 2002; Manager of the Financial Reporting, Audit Department and Planning and Control in Associated Companies of Centralcer—Central de Cervejas from 1984 until 1990 and from 1992 until 1994.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of Portugal Telecom. Appointed 2001. Age 46. Managing Director of Portugal Telecom International Finance BV since 2002; Executive Board Member of Portugal Telecom Investimentos Internacionais—Consultoria Internacional since 2006; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007; Member of the Board of Directors of CTM—Companhia de Telecomunicações de Macau since 2007; Member of the Board of Africatel Holding, BV since 2008; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, SA since 2007.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Chief of Staff to the CEO and Manager of the Human Resources Department of Portugal Telecom SGPS, S.A. Appointed 2008. Executive Board Member of PT Investimentos Internacionais since April 2011. Age 40. Manager of the Investor Relations Department of Portugal Telecom from 2004 until 2008. Head of Equity Research and Telecoms Analyst at BCP Investimento from 2001 until 2004; Portfolio Manager at BPI Fundos from 1999 until 2000; Deputy Director of the Research Department at Banco Finantia from 1996 until 1999.

        Nuno Manuel Teiga Luis Vieira.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2008. Age 41. Telecoms, Media and Technology Analyst at Millennium Investment Banking from 2000 until 2008; Account and Marketing Manager at Ericsson Telecomunicacoes from 1997 until 1999; Pre-marketing and Head of Customer Support of International Telecom Services at Comnexo, Redes de Comunicacao from 1995 until 1997.

        Marta Maria Dias Quintas Neves.    Manager of the Competition and Regulatory Department of PT Portugal, SGPS, S.A. Appointed February 2013. Age 41. Chief of Staff to the Minister of Economy and Employment from 2011 until January 2013; Manager of the Regulatory Department of PT Portugal SGPS, S.A. from 2008 until June 2011; Manager of the Legal Department of PT Multimedia, SGPS, S.A. from 2006 until 2007; Deputy of the Minister of Economic Activities and Labor from 2004 until 2005; Deputy of the Secretary of State Assistant of the Ministry of Economy from 2003 until 2004; Manager of the Legal Department of Lusomundo SGPS, S.A. from 2002 until 2003; Manager of the Legal Department of Lusomundo Audiovisuais, S.A. from 2000 until 2002; Legal Advisor of the Legal Department of Lusomundo Audiovisuais, S.A. from 1999 until 2000; Lawyer at Fernando de Souza de Brito—Law Firm from 1995 until 1999.

        Ana João de Castro Dias Vieira Figueiredo.    Manager of the Internal Audit and Risk Management Department of Portugal Telecom. Appointed 2008. Age 38. Senior Manager of the Internal Audit Department of Portugal Telecom from 2004 until 2007; Manager of Business Risk Services Practice of Ernst & Young from 2001 until 2003; Member of the Professional Issues Committee of Institute of Internal Auditors (IIA) since 2013.

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

        Alcino José Rito Lavrador.    Chief Executive Officer of PT Inovação, S.A. Appointed 2008. Age 51. Software engineer at CET from 1985 until 1988; Member of the SS7/ISDN Protocols National Specification Experts Group from 1989 until 1992; Chief of Signalling department at CET, implementing signaling protocols for digital switches and Intelligent Networks, from 1992 until 1997; Chief of Intelligent Networks Services Development department at CET from 1998 until 2001; Director for Systems Integration at PT Inovação from 2002 until 2003; Executive Director at PT Inovação Brazil in São Paulo, Brazil, from 2003 until 2006; Member of PT Inovação's Executive Board from July 2006 until February 2008.

        Miguel Nuno Piedade Moreira.    Managing Director of PT Sistemas de Informação, S.A. Appointed in 2009. Age 52. Chief Executive Officer of PT PRO S.A. from 2003 until 2009. Team Leader for Shared Services Initiative at Portugal Telecom, SGPS, S.A. from 2002 until 2003; Senior Manager at PricewaterhouseCoopers Lisbon from 2000 until 2002; Senior Manager at PricewaterhouseCoopers Madrid from 1997 until 2000; Manager at Coopers & Lybrand Lisbon from 1992 until 1997; Consultant at Andersen Consulting Lisbon from 1988 until 1992; Industrial Engineer at General Motors from 1983 until 1988.

        Gonçalo Pinto Coelho.    Managing Director of PT PRO, S.A. Appointed 2009. Managing Director of PT Imobiliária, S.A. Appointed 2011. Age 42. Chief Financial Officer of PT PRO, S.A. from 2004 until 2009; Chief Financial Officer of PT Contact, S.A. from 2008 until 2009; Board Member of PT Imobiliária, S.A. from 2006 until 2009; Executive Board Member of Pro Share S.A. from 2007 until 2008; Chief Financial Officer of PT Compras, S.A. from 2003 until 2004; Senior Manager at Deloitte Lisbon from 2002 until 2003; Manager and Senior Manager at Arthur Andersen Lisbon from 1999 until 2002; Manager at Arthur Andersen Chicago, U.S. from 1998 until 1999; Auditor at Arthur Andersen Lisbon from 1994 until 1998. Degree in Business Management (Instituto Superior de Economia e Gestão—Universidade Técnica de Lisboa).

        For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Compensation

Board of Directors, Including Executive Committee

        During the years ended December 31, 2012 and 2011, fixed compensation of board members (including members of our Executive Committee) amounted to €5.73 million and €5.32 million, respectively.

        Under the terms of the compensation policy established by our Compensation Committee, executive board members are entitled to receive (i) fixed remuneration and (ii) variable remuneration , 50% of which payment is deferred for a period of three years. In 2012, the annual variable remuneration of 2011 paid to the seven executive board members amounted to €2.44 million, and in 2011, the annual variable remuneration of 2010 paid to the five executive board members amounted to €2.34 million. In addition, in the year ended December 31, 2012 and in accordance with a decision of the Compensation Committee, we paid €1.94 million to five of our executive board members with respect to medium-term variable remuneration for 2009, which payment had been deferred in that year. At the end of the three-year term of office of the Chairman of the Board of Directors from 2009 through 2011, the Evaluation Committee, taking into account his performance evaluation in the exercise of his duties, proposed to the Compensation Committee the granting of a bonus, of which €0.65 million was paid in 2012 and an equal amount was deferred for a three-year period. The payments of variable remuneration that were deferred as of December 31, 2012 amounted to €7.98 million. We recognize an accrual for variable remuneration on an annual basis.

        Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Compensation Committee approved extraordinary variable remuneration payable to the Chairman and five Executive Committee members for their performance relating to the Vivo transaction and the acquisition of the strategic investment in Oi and Contax. Under the terms of the compensation policy of our board members, we paid to the Chairman and five Executive Committee members 50% of the above-mentioned extraordinary variable compensation, amounting to €2.55 million in 2011, and the payment of the remaining 50% was deferred for a period of three years, which is conditioned upon the positive performance of Portugal Telecom under the terms of the compensation policy in effect. Following the Vivo transaction and based on our Board of Directors' recommendation, in December 2010, the Executive Committee approved the payment of extraordinary variable compensation totaling €14 million to the majority of our employees.

        In addition, in connection with the strategic partnership entered into with Oi and Contax, six of the members of our Board of Directors perform executive duties in these companies (entities jointly controlled by Portugal Telecom) and received in the years ended December 31 2012 and December 31, 2011 total fixed compensation of R$2.39 million (€0.95 million) and R$2.82 million (€1.21 million), respectively, which was established by the applicable corporate bodies in accordance with local legislation.

        Since the approval of Law No. 28/2009 of June 19, 2009, we are required to report the compensation earned by individual members of our Board of Directors, including members of our Executive Committee. The tables below set forth the fixed and variable compensation received by these individuals for the period from January 1, 2012 through April 27, 2012 and from the period from April 27, 2012 (the date of the Annual Meeting of Shareholders for 2012) through December 31, 2012.

	Amounts Paid in 2012
	Fixed	Variable FY 2011	Total
	(EUR)
Chairman of the Board of Directors
Henrique Granadeiro(a)	617,812	—	1,270,312
Executive Committee
Zeinal Bava	695,038	589,929	1,284,967
Luís Pacheco de Melo	486,526	363,267	849,793
Alfredo Baptista	486,526	247,682	734,208
Carlos Alves Duarte	486,526	330,243	816,769
Pedro Leitão	486,526	247,682	734,208
Manuel Rosa da Silva	486,526	330,243	816,769
Shakhaf Wine(b)	486,526	330,243	816,769

	3,614,193	2,439,289	6,053,482

Non-Executive Board Members
Audit Committee
João de Mello Franco	271,404	—	271,404
José Xavier de Basto	126,574	—	126,574
Mário João de Matos Gomes(c)	183,736	—	183,736

	581,714	—	581,714

Other Non-Executive Board Members
Otávio Marques de Azevedo	75,528	—	75,528
Joaquim Goes	118,786	—	118,786
Gerald S. McGowan	75,528	—	75,528
Rafael Mora Funes	118,786	—	118,786
Maria Helena Nazaré	44,058	—	44,058
Amílcar de Morais Pires	44,058	—	44,058
Francisco Soares	132,174	—	132,174
Paulo Varela	87,316	—	87,316
Milton Vargas	75,528	—	75,528
Nuno de Almeida e Vasconcellos	69,234	—	69,234
Fernando Magalhães Portella(d)	8,154	—	8,154
João Nuno de Oliveira Jorge Palma(e)	—	—	—
José Pedro Cabral dos Santos(e)	—	—	—
Pedro Jereissati(f)	68,090	—	68,090

	1,535,052	—	2,187,551

Total	5,730,959	—	8,822,747

(a)
Henrique Manuel Fusco Granadeiro, chairman of our Board of Directors, received a bonus of €652,500 based on his performance evaluation of the exercise of his duties during the three-year term of office.

(b)
Reflects the Euro equivalent of compensation paid in local currency through PT Brasil, one of our subsidiaries in Brazil.

(c)
In addition to the amount specified above paid by Portugal Telecom, Mário João de Matos Gomes was also paid compensation in the amount of €7,838 by Previsão—Sociedade Gestora de Fundos de Pensões, S.A. for the office of Chairman of the Supervisory Board he performs for that entity.

(d)
Non-executive director who took office on October 25, 2012.

(e)
Non-executive director who renounced his compensation due to incompatibility with other professional duties.

(f)
Non-executive director who resigned from his position on October 25, 2012.

        The annual variable paid in 2012 set forth above refers to the performance of the executive directors during the fiscal year ended on December 31, 2011. Members of our Audit Committee (which is described in "Item 10—Corporate Governance—Audit Committee"), who are non-executive directors of our Board of Directors, earn a monthly fixed amount of compensation in accordance with our compensation policy. Our other non-executive directors receive a monthly fixed amount that takes into account the number of committees to which they belong, in accordance with our compensation policy. In addition, the bonus paid to the Chairman of the Board of Directors during the 2012 financial year, mentioned in the table above, is related to the term of office ended December 31, 2011, as determined by the Compensation Committee in accordance with our compensation policy.

        The compensation of executive directors takes into account the short and medium-term performance of Portugal Telecom, as well as its performance when compared to other companies in the telecommunications sector in Europe. The compensation of executive directors is composed of a fixed portion and a variable portion as described below.

Components of Executive Committee Compensation

  Fixed Compensation

        The value of the fixed compensation of executive directors was determined after taking into account a benchmarking study of approximately 140 listed companies. The study considered companies in the European Tier 1 Telecom category (including Deutsche Telekom, France Telecom, British Telecom, Telecom Italia and Telefónica) and the European Tier 2 Telecom category (including KPN, Belgacom, Telenor and Telecom Austria), as well as companies comprising the USA Telecom Sector; TOP 5 UK, USA and Brazil; IBEX 35; CAC40 and DJ Eurostoxx 50. The study supported the conclusion that the overall compensation fixed for the members of the Executive Committee in the previous term of office as compared to the European Tier 2 Telecom cateogry was generally in line with the second quartile, and the fixed compensation of our Chief Executive Officer was below such quartile.

  Variable Compensation

        In determining the variable component of executive members of the Board of Directors, the Compensation Committee took into account that, during the 2011 fiscal year, the compensation policy in force up to that time had been changed in order to include recent legal and regulatory changes and recommendation levels, and it was decided that such changes needed to remain.

        Within the context of such changes, the Compensation Committee decided that the variable compensation model (the components of which were referred to, beginning in 2011, as annual variable compensation and medium-term variable compensation) should be simplified by establishing a single variable compensation component allocated each year while maintaining the deferral of the payment of 50% of the variable compensation for a three-year period, subject to positive performance by our company under pre-defined conditions. In this way, a link is maintained between the variable compensation and the pursuit of medium- and long-term goals of Portugal Telecom in accordance with best practices at the national and international level.

        The variable compensation of executive directors is dependent upon achieving predetermined goals, and it may amount up to 160% of the fixed remuneration (50% of which is to be deferred for a three-year period as described below) in the event of 100% achievement of a predetermined goal, in line with the targets established under the compensation policy of the previous term of office.

        The variable compensation policy at Portugal Telecom is governed by the following principles aimed at ensuring a clear alignment between executive directors' interests and Portugal Telecom's interests:

  •
  pursuing and achieving goals through quality, work capacity, dedication and business know-how;

  •
  following an incentive and compensation policy allowing Portugal Telecom to attract, motivate and retain the "best professionals" within the market as well as maintain executive team stability;

  •
  implementing a professionalized management approach based on the definition and monitoring of the pursuit of ambitious (though achievable) and measurable short- and medium-long-term goals, considering the evolution of the performance of Portugal Telecom and its subsidiaries;

  •
  developing a market-oriented culture in line with best practices, measured to the extent possible by a comparison of our performance to our goals vis-à-vis a benchmarking of our (national and international) reference market; and

  •
  pursuing a high standard in our management through a set of entrepreneurial reference practices allowing the sustainability of our business. For this purpose, we seek to implement a management philosophy that addresses economic, environmental and social dimensions.

        Currently, there is neither share allotment nor stock option plans in force at Portugal Telecom.

        The assessment of the performance of our executive directors was indexed to the achievement of goals at the level of the Portugal Telecom Group (i.e., Portugal Telecom and its subsidiaries).

        The determination of the variable compensation to be allocated to performance for the year is determined by reference to a percentage of the annual fixed compensation and is calculated on the basis of a weighted average of the level of achievement of indicators associated with performance and sustainability of our company (with each indicator being considered achieved only if at least 85% of the goals established for such indicator are reached).

        In each year of the current term of office, only 50% of the variable compensation determined in the relevant year will be paid in cash by us, and the payment of the remaining 50% will be deferred for a three-year period. The payment of such variable compensation to each member of the Executive Committee will be subject to the condition of our positive performance (as determined by the Evaluation Committee) during the deferral period not being proved to be affected as a direct result of the conduct of the director concerned. In verifying our positive performance during the relevant period, the Evaluation Committee will take into account any indicators ultimately defined (such as those defined in 2012 by the Compensation Committee described under "—Deferral of Payment of Variable Compensation" below), the economic and financial context of our company, of Portugal and of the international markets, as well as of the telecommunications sector, apart from exceptional factors out of the management's control that might affect the performance of our company.

        In the event the executive director terminates his office, for any reason whatsoever, the payment of the variable compensation amounts determined and deferred will be made at the time of termination of the management relationship, provided that Portugal Telecom's positive performance (as determined by the Evaluation Committee) up to that time is not proved to be affected as a direct result of the conduct of the director concerned.

        After the determination the variable compensation using this methodology, the Compensation Committee may increase or reduce by no more than 10% the variable compensation of the Chief Executive Officer and the members of the Executive Committee, upon the proposal by the Chairman of the Board of Directors and the Chief Executive Officer, respectively. In any event, and even if the level of achievement of predetermined goals exceeds 100%, the amount of the variable compensation will not exceed by more than 12.5% the variable compensation corresponding to 100% achievement of the applicable goals.

        In addition to the compensation described above, Executive Committee members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, pursuant to an internal policy for the Portugal Telecom Group. As of December 31, 2012, one member of our Board of Directors and five key employees of Portugal Telecom were entitled to post-retirement benefits under the plans of PT Comunicações.

        The Chairman of our Board of Directors and certain members of our Executive Committee are parties to contracts that entitle them to receive the equivalent of between one and two years' salary (and, in some cases, variable compensation) if they are not reelected to those offices. In return, those parties agree not to compete with Portugal Telecom for a specified period following the time they cease to hold office with Portugal Telecom. In addition, if Portugal Telecom terminates any such person without cause, the person has the right to receive the salary (and, in some cases, variable compensation) that he would have received if he had completed his three-year term.

  Deferral of Payment of Variable Compensation

        Under the compensation policies in force in recent years, the payment of 50% of the overall variable compensation allocated to each executive director in each financial year has been deferred for a three-year period, subject to the positive performance of Portugal Telecom (as determined by the Evaluation Committee) during the deferral period not being proved to be affected as a direct result of the conduct of the director concerned.

        As of December 31, 2012, pursuant to the executive directors compensation policy in force, the following amounts relating to variable compensation were deferred, with the payment of the deferred amounts expected to take place in the specified years, subject to specified conditions:

	Reference Year (Payment Year)
	2010 (2014)	2011 (2015)	Total
Executive Committee
Zeinal Abedin Mahomed Bava	660,904	589,929	1,250,833
Luís Miguel de Fonseca Pacheco de Melo	420,575	363,267	783,842
Alfredo José Silva de Oliveira Baptista	—	247,682	247,682
Carlos António Alves Duarte	420,575	330,243	750,818
Manuel Francisco Rosa da Silva	420,575	330,243	750,818
Pedro Humberto Monteiro Durão Leitão	—	247,682	247,682
Shakhaf Wine(a)	420,575	330,243	750,818

	2,343,204	2,439,289	4,782,493

(a)
The compensation of executive director Shakhaf Wine is paid in local currency through PT Brasil, PT's subsidiary in Brazil, and the corresponding amount in Euro is presented in the table above.

        During the 2012 fiscal year, executive directors were paid the following medium-term variable compensation in relation to 2009, which payment was deferred according to the compensation policy in force:

Executive Committee
Zeinal Abedin Mahomed Bava	509,463
Luís Miguel da Fonseca Pacheco de Melo	356,623
Carlos António Alves Duarte	356,623
Manuel Francisco Rosa da Silva	356,623
Shakhaf Wine(a)	356,623

1,935,957

(a)
The compensation of executive director Shakhaf Wine is paid in local currency through PT Brasil, PT's subsidiary in Brazil, and the corresponding amount in Euro is presented in the table above.

        The payment of 50% of the variable compensation amounts allocated, in each financial year, to each executive director is deferred for a three-year period and subject to the condition of the positive performance by the Company not being affected according to the terms of the compensation policy in force. In addition, during the 2012 fiscal year, the Compensation Committee elected at the 2012 Annual General Meeting of Shareholders established the following performance indicators for Portugal Teleocm, which are to be checked and verified at the time when payment of such deferred amounts are due:

  •
  Cash flow generation during the period in question as measured by an EBIDTA-capital expenditures metric must be positive.

  •
  The net worth for the n+3 financial year (excluding any extraordinary movements after the end of the n fiscal year), deducting, for each fiscal year, an amount equal to a 40% pay-out of the net profits from the consolidated results for each fiscal year of the deferral period (regardless of the actual pay-out), must exceed the net worth (after such a deduction) at the end of the n fiscal year.

        The following, among others, are considered extraordinary movements in the period between the n fiscal year and n+3 fiscal year: vany proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividends or any other form of shareholder remuneration, annual pay-outs other than 40% of the consolidated results for the applicable year or other movements that, while affecting net worth, do not result from Portugal Telecom's operational results (including actuarial profits and losses and capital conversion adjustments).

        The net worth for the n+3 fiscal year should be reduced on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

  Compensation Committee

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. As of December 31, 2012, the members of the Compensation Committee were Álvaro João Duarte Pinto Correia (Chairman of the Compensation Committee), Francisco Adelino Gusmão Esteves de Carvalho and Francisco Barros Lacerda. Mr. Lacerda's term in office was suspended on August 24, 2012, and at our Annual General Meeting of Shareholders held on April 19, 2013, our shareholders elected António Sarmento Gomes Mota to complete Mr. Lacerda's term of office, which ends in 2014.

        The Compensation Committee is responsible for determining the compensation of all members of our Board of Directors, including the Chief Executive Officer, the Chief Financial Officer and other members of our Executive Committee based on objective criteria approved by the Compensation Committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee described in "Item 10—Additional Information—Corporate Governance—Internal Committees of the Board of Directors—Evaluation Committee," within the framework of its specific powers, upon hearing the Chief Executive Officer. For more information about standards for membership on the Compensation Committee, see "Item 10—Additional Information—Corporate Governance—Compensation Committee" and "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards—Compensation Committee."

        The executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself. Furthermore, pursuant to Portuguese law, the Annual Meeting of Shareholders makes an annual general appraisal of the management (and supervision) of our company.

        The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described in greater detail in the Corporate Governance Report for 2012 that we are required to prepare under Portuguese law and that will be publicly available on our website at www.telecom.pt. Copies of the Corporate Governance Report are also available without charge upon request to our Investor Relations office.

  Key Employees

        In addition to our directors, we have certain key employees that include (1) the officers described above which are in charge of our various businesses and administrative departments and report directly to the Executive Committee, (2) the Chief Executive Officers of our major subsidiaries described above and (3) other directors of our major subsidiaries which are not described above. In 2012, fixed compensation of key employees of the Portugal Telecom group management amounted to €5.2 million, and variable compensation amounted to €2.5 million, compared to fixed compensation of €5.6 million and variable compensation of €3.6 million in 2011.

        The compensation of the Portugal Telecom Group officers is determined for each Group operating company by a compensation committee composed of two officers of Portugal Telecom and a human resources manager, taking into account the job performed in each business area and corporate body or management office.

        One board member and five of our key employees are entitled to post-retirement benefits under the pension plans of PT Comunicações, with corresponding liabilities amounting to €3 thousand and €82 thousand as of December 31, 2012, respectively. For information regarding our post-retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post-Retirement Benefits."

        As of December 31, 2012, there was no share-based payment program or termination benefit in place.

Board Practices

        We are required by our articles of association and Portuguese law to maintain an Audit Committee consisting of three non-executive board members. In addition to the authority established in Portuguese laws, the Audit Committee has specific authority granted by our articles of association, including the powers listed in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards."

        As of December 31, 2012, João Manuel de Mello Franco, José Guilherme Xavier de Basto and Mário João de Matos Gomes were the members of our Audit Committee responsible for the oversight of our management.

        In addition to an Audit Committee, our bylaws provide for a Statutory Auditor. The Statutory Auditor, who, pursuant to Decree-Law 76-A/2006 dated March 29, 2006, is not a member of the audit committee, is responsible for examining our accounts. As of December 31, 2012, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., represented by Pedro João Reis de Matos Silva, was our effective Statutory Auditor. As permitted by law, no Alternate Statutory Auditor was appointed at our last general shareholders' meeting.

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

Employees

        We had a total of 11,359 employees in our Portuguese operations as of December 31, 2012, 11,180 employees as of December 31, 2011 and 10,985 employees as of December 31, 2010.

        The table below sets forth the breakdown in the total number of our employees as of December 31, 2011 and 2012. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2011	2012
Portuguese Operations
Telecommunications	7,535	7,637
Other	3,645	3,722
Total	11,180	11,359

Brazil
Telecommunications	7,892	9,412
Other	51,729	47,765
Total	59,621	57,177

Other geographies	1,546	1,567

Total	72,347	70,103

        We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

 Share Ownership and Share Option Plans

        As of April 23, 2013, our directors as a group directly owned 110,772 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 896,512,500 ordinary shares outstanding. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of April 23, 2013
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Zeinal Abedin Mahomed Bava	63,161	*
Luís Miguel da Fonseca Pacheco de Melo	45	*
Alfredo Baptista.	8,193	*
Carlos António Alves Duarte	40	*
Pedro Leitão	758	*
Manuel Francisco Rosa da Silva	90	*
Shakhaf Wine	—	—
João Manuel de Mello Franco(1)	13,308	*
José Guilherme Xavier de Basto	—	—
Mário João de Matos Gomes	—	—
Otávio Marques de Azevedo(2)	89,651,205	10.0%
Joaquim Aníbal Brito Freixial de Goes(3)	90,270,743	10.07%
Gerald Stephen McGowan	30,000	*
Rafael Luis Mora Funes(4)	90,111,660	10.05%
Maria Helena Nazaré	—	—
Amílcar Carlos Ferreira de Morais Pires(5)	90,271,548	10.07%
Francisco Teixeira Pereira Soares	—	—
Paulo José Lopes Varela(6)	23,650,019	2.64%
Milton Almicar Silva Vargas	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(7)	90,111,159	10.05%
Fernando Magalhães Portella(8)	89,651,205	10.0%
João Nuno de Oliveira Jorge Palma(9)	56,911,227	6.35%
José Pedro Cabral dos Santos(10)	56,909,791	6.35%

*
Less than 0.01%.

(1)
Joint ownership with spouse.

(2)
Corresponds to a qualified holding of 89,651,205 shares held by Telemar Norte Leste, S.A. (Oi Group) that may be deemed to be beneficially owned by Mr. Otávio Marques de Azevedo, as he serves as a member of the Board of Directors of Telemar Participações S.A., Oi's controlling shareholder. Mr. Otávio Marques de Azevedo disclaims beneficial ownership of the shares held by the Oi Group.

(3)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 90,268,306 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. On December 31, 2012, Banco Espírito Santo held 90,268,306 of our shares. Mr. Freixial de Goes is a member of the Board of Directors of Banco

  Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(4)
Mr. Rafael Luis Mora Funes does not own any of our shares. 501 of our shares are held by his spouse. Mr. Rafael Luis Mora Funes is a member of the Board of Directors of RS Holdings, which holds, directly and indirectly, 90,111,159 of our shares. RS Holding, SGPS, SA holds these shares through the entities described in footnote (3) to the table set forth under "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by RS Holdings and its affiliates.

(5)
Includes (1) 3,242 shares held directly by Mr. Amílcar Carlos Fereira de Morais Pires and (2) 90,268,306 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. On December 31, 2012, Banco Espírito Santo held 90,268,306 of our shares. Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

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

(7)
Includes (1) 11,190 shares held directly by Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos and (2) 90,099,969 ordinary shares held by RS Holdings. RS Holding, SGPS, SA holds these shares through the entities described in footnote (3) to the table set forth under "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." These holdings are attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding's share capital and corresponding voting rights. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors of RS Holdings, SGPS, S.A. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos is the son of Isabel Maria Alves Rocha dos Santos.

(8)
Corresponds to a qualified holding of 89,651,205 shares held by Telemar Norte Leste, S.A. (Oi Group) that may be deemed to be beneficially owned by Mr. Fernando Magalhães Portella, as he serves as a member of the Board of Directors of Oi. Mr. Fernando Magalhães Portella disclaims beneficial ownership of the shares held by the Oi Group.

(9)
Includes (1) 1,436 shares held directly by Mr. João Nuno de Oliveira Jorge Palma and (2) 56,909,791 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. João Nuno de Oliveira Jorge Palma, as he serves as a member of that company's Board of Directors. Mr. João Nuno de Oliveira Jorge Palma disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos.

(10)
Corresponds to 56,909,791 shares held by Caixa Geral de Depósitos and its affiliates that may be deemed to be beneficially owned by Mr. José Pedro Cabral dos Santos, as he serves as a member of that company's Board of Directors. Mr. João Nuno de Oliveira Jorge Palma disclaims beneficial ownership of the shares held by Caixa Geral de Depósitos.

        None of our other executive officers holds more than one percent of our ordinary shares.

        During 2010, 2011 and 2012, we did not adopt any share option plans, share allotment plans or share call options, nor did any such plans remain in force for directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder who owns 2% or more of our share capital based on the most recent information received from our shareholders as of April 23, 2013.

	Number of shares held as of April 23, 2013(1)	Percent of Class as reported by Shareholders
Banco Espírito Santo Group (BES)(2)	90,268,306	10.07%
RS Holding, SGPS, S.A.(3)	90,111,159	10.05%
Telemar Norte Leste S.A.(4)	89,651,205	10.00%
Caixa Geral de Depósitos Group(5)	56,909,791	6.35%
Norges Bank(6)	44,442,888	4.96%
UBS AG(7)	42,024,498	4.69%
Visabeira Group(8)	23,642,885	2.64%
Capital Group International Inc.(9)	21,130,230	2.36%
BlackRock Inc.(10)	21,025,118	2.35%
Controlinveste Comunicações(11)	20,419,325	2.28%
Wellington Management Company	18,409,822	2.05%
Ontario Teachers' Pension Plan Board	18,000,000	2.01%

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

(2)
On December 31, 2012, BES held directly and indirectly 90,268,306 ordinary shares, representing 10.07% of the share capital and voting rights in Portugal Telecom. This total included 90,244,740 ordinary shares held by entities in a control or group relationship with BES, 19,348 ordinary shares held by members of BES's corporate bodies and 4,218 ordinary shares held by BES.

(3)
Includes 90,099,969 ordinary shares held by Nivalis Holdings BV and 11,190 ordinary shares held by Nuno Rocha dos Santos Almeida Vasconcellos. Insight Strategic Investments, SGPS, S.A. and Ongoing Strategy Investments, SGPS, S.A. are the sole shareholders of Nivalis and hold 62.55% and 37.45%, respectively, of the voting rights in such company. RS Holding is the majority shareholder of Ongoing. Mrs. Isabel Maria Alves Rocha dos Santos is the majority shareholder of RS Holding. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors of RS Holdings, SGPS S.A. and is the son of Mrs. Isabel Maria Alves Rocha dos Santos.

(4)
Telemar Norte Leste S.A. is a subsidiary of Oi S.A., which is a subsidiary of Telemar Participações S.A. Telemar Participações S.A. is jointly controlled by the following entities: AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobrás de Seguridade Social—PETROS and Bratel Brasil, S.A. (which is controlled by Portugal Telecom). See "Item 4—Information on the Company—Our Business—Brazilian Operations (Oi)—Strategic Partnership with Oi" for more information about our investment in Oi S.A. and its affiliates and Telemar's investment in our company.

(5)
Includes 55,165,396 ordinary shares held by Caixa Geral de Depósitos, S.A., 517,594 held by Fidelidade—Companhia de Seguros, S.A., 240,985 held by Parcaixa, SGPS, S.A.and 985,816 held by Fundo de Pensões da CGD.

(6)
Held by Norges Bank, the Central Bank of Norway.

(7)
On January 12, 2012, UBS AG held directly and indirectly 42,024,498 ordinary shares, representing 4.69% of the share capital and voting rights in Portugal Telecom. This total included 15,561,557 ordinary shares held by UBS AG, 13,394,579 ordinary shares held by UBS AG on behalf of several of its clients, 1,469,950 ordinary shares held by CCR Asset Management, 227,671 ordinary shares held by UBS Financial Services Inc., 894,263 ordinary shares held by UBS Fund Management (Switzerland) AG, 5,649,244 ordinary shares held by UBS Fund Services (Luxembourg) SA, 15,597 ordinary shares held by UBS Global Asset Management (Americas) Inc., 135,084 ordinary shares held by UBS Global Asset Management (Japan) Co., 582,505 ordinary shares held by UBS Global Asset Management (Deutschland) GmbH, 3,920,365 ordinary shares held by UBS Global Asset Management (UK) Ltd and 173,683 ordinary shares held by UBS Global Asset Management Life Ltd.

(8)
Includes 11,523,213 ordinary shares held directly by Grupo Visabeira SGPS, S.A. ("Visabeira Group") and 12,119,672 held by Visabeira Investimentos Financeiros, SGPS, S.A., an entity controlled by the Visabeira Group. Visabeira Group is 77.85% owned by Mr. Fernando Campos Nunes.

(9)
On February 15, 2013, Capital Group International, Inc ("CGII") informed us that the following shares are owned by accounts under the discretionary investment management of the following investment management companies (whose parent company is CGII): Capital Guardian Trust Company (5,641,642 shares), Capital International Limited (3,021,240 shares), Capital International Sarl (1,819,823 shares), Capital International, Inc. (3,397,525 shares) and Capital International Investors (7,250,000 shares). It was further communicated that Capital International Investors, a division of Capital Research and Management Company ("CRMC"), shares investment research and proxy voting decision making with CGII management companies, and CGII, its investment management subsidiaries and the Capital International Investors division of CRMC provide investment management services under the trade name "Capital International Investors." Finally, CGII informed us that The Capital Group Companies, Inc. ("CGC") is the parent company of CGII, but CGC does not vote nor own Portugal Telecom shares.

(10)
Held through BlackRock Investment Management (UK) Limited.

(11)
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

        In addition, on June 24, 2010, Telefónica S.A. held 18,122,661 ordinary shares, representing 2.02% of the share capital and voting rights in PT. Subsequently, the CMVM announced to the market a draft decision of its Management Board according to which the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica S.A. To date, the CMVM has not disclosed any final decision relating to the voting rights associated with these shares. On January 22, 2012, Portugal Telecom disclosed that Telefónica, S.A. ("Telefónica") held a long position in Portugal Telecom corresponding to 44,640,099 shares representing 4.979% of PT's share capital. Although no updated information was provided to Portugal Telecom on this long position, the last maturity/expiration date disclosed in relation to the financial instruments attributing the long position to Telefónica was September 19, 2012.

        Our major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders. Our bylaws (estatuto social) provide that to the extent a shareholder holds more than 10% of our ordinary shares, that shareholder's voting rights are limited to 10% of the voting rights associated with our common shares.

        The Portuguese government directly holds (through the Direcção-Geral do Tesouro, or the Directorate General of Treasury, a department of the Ministry of Finance administered by Secretaria de Estado do Tesouro e das Finanças, the Secretary of State of Treasury and Finance) 500 of our A shares. On July 26, 2011, our General Meeting of Shareholders approved the amendment of the Company's Bylaws and eliminated the special rights granted to the 500 class A shares of stock held by the Portuguese Government.

        As of the filing of our Annual Report on Form 20-F for the year ended December 31, 2010 on May 6, 2011 (the "2010 20-F"), Banco Espírito Santo Group ("BES"), held, directly and indirectly, 71,660,806 of our ordinary shares, then representing 7.99% of our share capital. BES held 93,697,989 of our ordinary shares as of April 19, 2012, representing 10.45% of our share capital. BES held 90,268,306 of our ordinary shares as of April 23, 2013, representing 10.07% of our share capital. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

        As of the filing of our 2010 20-F, RS Holding, SGPS, S.A. ("RS Holding") held, directly and indirectly, 60,698,090 or our ordinary shares, then representing 6.77% of our share capital. As of April 19, 2012, RS Holding held, directly and indirectly, 90,111,159 of our ordinary shares, representing 10.05% of our share capital. As of April 23, 2013, RS Holding held, directly and indirectly, 90,111,159 of our ordinary shares, representing 10.05% of our share capital. Nuno de Almeida e Vasconcellos is the Chairman of RS Holding and is a non-executive member of our Board of Directors. Rafael Luis Mora Funes is a member of the Board of Directors of a subsidiary of RS Holding and is also a non-executive member of our Board of Directors.

        As of the filing of our 2010 20-F, Telemar Norte Leste SA ("TNL") held 62,755,860 ordinary shares, then representing 7.00% of our share capital. TNL purchased that interest in our capital in connection with our strategic partnership with Oi. Following the corporate reorganization of Oi, which was completed in April 2012, these shares of our company are held by Telemar, a subsidiary of Oi S.A. As of April 19, 2012, Telemar held 64,557,566 of our ordinary shares, representing 7.20% of our share capital. As of April 23, 2013, Telemar held 89,651,205 of our ordinary shares, representing 10.0% of our share capital. Otávio Marques de Azevedo is the Chairman of Telemar Participações S.A. (the company controlling Oi S.A. and Telemar Norte Leste S.A.) and has been non-executive member of our Board of Directors since April 6, 2011, appointed in connection with our strategic partnership with Oi. Fernando Magalhães Portella is a member of the Board of Directors of Oi and has been a non-executive member of our Board of Directors since October 25, 2012, having been appointed to replace director Pedro Jereissati, who submitted his resignation on the same day. Mr. Portella's appointment was ratified by your shareholders at the Annual General Meeting of Shareholders held on April 19, 2013. See "Item 4—Information on the Company—Our Businesses—Brazilian Operations—Strategic Partnership with Oi—Corporate Governance."

        As of the filing of our 2010 20-F, Caixa Geral de Depósitos Group ("Caixa") held, directly and indirectly, 56,158,965 ordinary shares, then representing 6.26% of our share capital. As of April 19, 2012, Caixa held 56,011,952 ordinary shares, representing 6.25% of our share capital. As of April 23, 2013, Caixa held 56,909,791 ordinary shares, representing 6.35% of our share capital. Francisco Manuel Marques Bandeira, Executive Vice-Chairman of Caixa, is a non-executive member of our Board of Directors.

        As of the filing of the 2010 20-F, Visabeira Group ("Visabeira") held, directly and indirectly, 23,642,885 ordinary shares, then representing 2.53% of our share capital. As of April 19, 2012, Visabeira held, directly and indirectly, 23,642,885 ordinary shares, representing 2.64% of our share capital. As of April 23, 2013, Visabeira held, directly and indirectly, 23,642,885 ordinary shares, representing 2.64% of our share capital. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a non-executive member of our Board of Directors.

        The Board of Directors of Portugal Telecom is generally elected at a General Meeting of Shareholders from a slate proposed by certain of our major shareholders. The members of the Board of Directors were elected on March 27, 2009 for the 2009-2011 term of office. The Company's Annual General Meeting of Shareholders held on April 27, 2012 elected new members of the Board of Directors for the 2012-2014 term of office. The slate of new members approved at this meeting was proposed by RG Holding, BES and Caixa.

        As of December 31, 2012, approximately 18.5% of our issued share capital was held of record by approximately 123 U.S. residents. As of April 25, 2013, Portugal Telecom had 29,089,777 ADSs outstanding, which were held by approximately 184 holders of record, including The Depositary Trust Company.

Related Party Transactions

        In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, certain of our major shareholders and companies with which some of the members of our Board of Directors hold positions of significant responsibility. See Note 48 to our audited consolidated financial statements, which note is incorporated by reference into this section, for the amounts and other details regarding transactions with these companies, including Banco Espírito Santo (BES) Group, Caixa Geral de Depósitos Group, Visabeira Group, Controlinveste Comunicações, RS Holdings (Ongoing), Barclays Plc, BlackRock and UBS.

        The services provided by these companies include banking, financial advisory and insurance services and human resources consultancy services. Visabeira Group also provides networking equipment to our company. Our pension and healthcare funds also have assets invested with our company, Banco Espirito Santo Group and RS Holdings (Ongoing) in the amounts set forth in Note 48.

        Several of our major shareholders, namely Banco Espírito Santo Group, Caixa Geral de Depósitos Group, RS Holdings (Ongoing), Barclays Plc, BlackRock and UBS, are financial institutions or financial asset managers, and, in the ordinary course of business, we entered into various transactions with those entities, including bank deposits, short-term investments and financings, and we rendered telecommunications services to those entities. In addition, Visabeira Group, one of our major shareholders, provides network infrastructure equipment to our company. Another major shareholder, Controlinveste Comunicações, is a major provider of media content to us. In addition, Controlinveste Comunicações is one of our joint venture partners in Sportinveste Multimédia and will be one of our joint venture partners in the new joint venture to which we have agreed to contribute our stake in Sportinveste Multimédia, as described in Note 32(b) to our audited consolidated financial statements. See Note 48 to our audited consolidated financial statements for the aggregate amount of transactions during 2012 and balances as of December 31, 2012 between Portugal Telecom and these major shareholders.

        The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above also rendered financial consulting and insurance services to our company.

        The pension funds we have established to fund supplemental pension benefits for current and former employees and the healthcare funds we established to fund our obligation to pay healthcare benefits and salaries for pre-retired and suspended employees (each of which funds are managed by our subsidiary PT Prestações) have invested in certain of our major shareholders in accordance with investment guidelines approved by our Board of Directors. As of December 31, 2012, these investments included total investments of €77 million in affiliates of Banco Espírito Santo Group and €104 million in affiliates of RS Holdings (Ongoing).

        In 2012, Global Investment Opportunities SICAV (regulated by the Luxembourg CSSF), held by our healthcare fund and managed by Global Investment Opportunities Partners, disposed to and acquired from affiliated companies of Ongoing Strategy Investment (a subsidiary of RS Holdings) interests in several companies for amounts set forth in Note 48. Also in 2012, our healthcare fund subscribed for its proportionate share in a public capital increase undertaken by Banco Espírito Santo Group, as mentioned in Note 48.

        In the ordinary course of our business, we also enter into transactions with entities that we control jointly with other persons and with associated companies in which we hold significant investments. Notes 33 and 48(a) to our audited consolidated financial statements sets forth our loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Sportinveste Multimédia; Multitel, a data communications services and digital information communication services provider in Angola in which we hold a 30.0% interest; SIRESP—Gestão de Redes Digitais de Segurança e Emergência S.A. ("SIRESP"), a network management company in which we hold a 30.6% interest; and Yunit Serviços, S.A. ("Yunit"), a joint venture focusing on development and consulting services in the area of electronic commerce and information technology in which we own a 33.3% interest. These loans are granted to these entities with the purpose of financing their operations and/or developing new businesses. Of the total loans granted to Sportinveste Multimédia (€32.3 million as of December 31, 2012), an amount equal to €30.0 million does not bear interest or mature and is recorded by Sportinveste Multimédia in its financial statements as shareholders' equity. The remainder of the outstanding loans to Sportinvetse Multimédia and the loans to Multitel, SIRESP and Yunit, totalling €7.2 million as of December 31, 2012, were entered into at market interest rates that in 2012 corresponded to an average interest rate of approximately 3%.

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

        As a result, the execution of any transaction with related parties the value of which is in excess of €100,000 per quarter is now subject to prior favorable opinion of the Audit Committee. The Audit Committee's opinion must confirm that, in view of the justifications submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the Portugal Telecom Group, notably as to the agreed terms and conditions.

        Furthermore, transactions with shareholders who are owners of a qualified holding percentage of at least 2.0% of our ordinary shares or with special voting rights, with their relatives or with entities in a relationship as provided for under Article 20 of the Portuguese Securities Code with the said shareholders or relatives, the aggregate amount of which exceeds €1,000,000 per year, are subject to approval by our Board of Directors.

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

ITEM 8—FINANCIAL INFORMATION

        See "Item 18—Financial Statements" below.

Legal Proceedings

Total Provisions for Portugal Telecom's Legal Proceedings

        We are a party to a number of pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As of December 31, 2012, our provisions to cover probable losses in civil, labor and other legal proceedings (other than tax contingencies) totaled €613.9 million, including €423.0 million relating to civil claims and €186.2 relating to labor claims. In addition as of December 31, 2012, we had recorded provisions for probable losses relating to tax contingencies of €158.3 million. These amounts included €409.6 million relating to civil claims, €182.8 million relating to labor claims and €88.9 million relating to tax claims, respectively, that reflect the proportional consolidation of Oi and Contax.

        In addition, we estimate that our potential liability in civil, labor and other legal proceedings (other than tax contingencies) in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €420.1 million as of December 31, 2012, including €165.2 million relating to civil claims and €229.7 million relating to labor claims. In addition, we estimate that our potential liability for tax contingencies in which a loss is considered possible (but not probable) was €1,694.3 million as of the same date. These amounts included €77.0 million relating to civil claims, €229.2 million relating to labor claims and €1,662.4 million relating to tax claims, respectively, that reflect the proportional consolidation of Oi and Contax.

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

        Law 5/2004 of February 10, 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005, but some municipalities interpret Law 5/2004 as having no effect on their authority to establish other taxes but rather interpret Law 5/2004 as affecting only federal and regional taxing authorities. In 2009, Decree-Law 123/2009, of May 21, 2009, clarified that no other tax should be applicable by municipalities in addition to the regime established by Law 5/2004 of February 10, 2004. This interpretation was confirmed by the Supreme Administrative Court of Portugal in several cases. Some municipalities, however, continue to hold the position that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. We continue to be parties to legal proceedings in some municipalities regarding this matter.

Regulatory Proceedings in Our Portuguese Telecommunications Business

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the European Commission and Portuguese Competition Authority regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations.

        Current inquires and investigations include several investigations by the Portuguese Competition Authority related to PT Comunicações and TMN for alleged anti-competitive practices in Digital Terrestrial Television and the public mobile telephone markets, respectively.

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

  Portuguese Competition Authority

        In April 2007, PT Comunicações was accused of alleged anti-competitive practices in the public wireline telephone market and of granting discriminatory discounts on leased lines. In September 2008, PT Comunicações was notified by Portuguese Competition Authority of its decision imposing a fine of €2.1 million for PT Comunicações' alleged abuse of its dominant position in the lease line segment. PT Comunicações considers these allegations unfounded and appealed the fine to the Commercial Court of Lisbon later that month. On February 29, 2012, the Commercial Court of Lisbon cleared PT Comunicações of the fine imposed by the Portuguese Competition Authority in September 2008. We had not recorded any provision for this matter based on the opinion of our internal and external legal counsel.

  European Commission

        On January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica was investigated. On October 25, 2011, we were notified of a Statement of Objections sent by the European Commission to us and Telefónica on the matter, which only covered alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, we contested the allegations of the European Commission. In January 2013, the European Commission announced a decision finding that we and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union ("TFEU") with reference to our July 28, 2010 agreement with Telefónica concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo, which the European Commission found to be a non-compete commitment with impact on the Iberian market. On January 23, 2013, we were fined an amount of €12.29 million, which we believe is unjustified. On April 9, 2013, we brought an action for annulment before the Court of Justice of the European Union and will continue to vigorously defend the matter. Accordingly, we have not recorded any provision in this matter. The European Commission's decision concluded an investigation, begun in January 2011, in which the European Commission analyzed the relationship between both companies since 1996.

        In a separate matter, we understand that the Directorate General for Information Society of the European Commission requested information in the past from the Portuguese government regarding the designation of the universal service provider in Portugal (currently, PT Comunicações) and regarding the Portuguese government's intention to launch a transparent procedure to appoint the universal service provider. We understand that in January 2009, the European Commission referred the case to the European Court of Justice. On October 7, 2010, the European Court of Justice ruled that by failing to correctly transpose into national law the provisions of European Union law governing the designation of universal service providers, the Portuguese Republic failed to fulfill its obligations under Articles 3(2) and 8(2) of Directive 2002/22/EC of the European Parliament and of the Council of March 7, 2002 on universal service and users' rights relating to electronic communications networks and services (Universal Service Directive). ANACOM has now held a public consultation on the process for selecting a universal service provider, as described in "Item 4—Information on the Company—Regulation—Portugal—Universal Service Obligations." The Portuguese government has launched a tender in 2012 for the designation of the universal service providers, which we expect to be concluded by mid-2013.

Tax Contingencies in Our Portuguese Telecommunications Business

        Certain Portuguese subsidiaries of the Portugal Telecom Group are subject to tax claims that relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (€169 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (€63 million). Portugal Telecom has received tax assessments regarding these matters for the years mentioned above and has presented bank guarantees to the tax authorities for the years 2005 to 2009 totaling €316 million. We strongly disagree with these assessments and believe, based on the opinion of our tax advisors, that there are solid arguments to oppose the position of the tax authorities. We do not consider the losses related to these tax contingencies to be probable or possible.

Other Legal Proceedings in Our Portuguese Telecommunications Business

        In March 2004, TV TEL Grande Porto—Comunicações, S.A. ("TV TEL"), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunications ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and TV Cabo. TV TEL is claiming an amount of approximately €15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TV TEL's claims for damages and losses were not factually sustainable. The trial was concluded in 2011 and the parties are waiting for a judicial decision.

        In March 2011, Optimus—Comunicações S.A. ("Optimus") filed a claim against us in the Judicial Court of Lisbon for the payment of approximately €11 million, and in October 2011, Onitelecom—Infocomunicações, S.A ("Oni") also filed a claim against us in the same court for the payment of approximately €1.5 million, both related to a proceeding of Portuguese Competition Authority that terminated in 2011 for prescription purposes, in relation to which the Portuguese Competition Authority had imposed a fine to Portugal Telecom of approximately €45 million but which fine PT Comunicações appealed to the Commercial Court of Lisbon. Optimus and Oni supported their position by arguing that they suffered losses and damages as a result of our conduct. In the Optimus action, we are awaiting the schedule of the trial, while regarding the Oni legal action, we received a favorable decision on January 4, 2013 due to prescription reasons. Based on the opinion of our internal and external legal counsel, we have not recorded any provision for these matters.

Oi Legal Proceedings

        The amounts set forth in this subsection represent the total amounts recorded or estimated by Oi and not only our proportionate share of those amounts.

General

        Oi is party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. Oi classifies its risk of loss in legal proceedings as "remote," "possible" or "probable," and only records provisions for reasonably estimable probable losses, as determined by Oi's management. As of December 31, 2012, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$25,724 million, for which Oi has established provisions of R$6,421 million.

        In certain instances, Oi is required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2012, Oi had made judicial deposits in the aggregate amount of R$11,791 million and obtained financial guarantees from third parties in the aggregate amount of R$12,217 million. During 2012, Oi paid fees in the aggregate amount of R$84 million to the financial institutions from which it obtained these guarantees, and as of December 31, 2012, Oi had pledged 20,817,294 common shares of Telemar, representing 8.58% of its outstanding share capital, as security for one of these financial guarantees. See Note 30 to our audited consolidated financial statements for information about how our proportionate share of these judicial deposits are reflected in our statement of financial position.

Tax Proceedings

        As of December 31, 2012, Oi's total estimated contingency in connection with tax proceedings in respect of which the risk of loss was deemed probable or possible totaled R$18,025 million, for which Oi had recorded provisions of R$765 million.

        The Brazilian corporate tax system is complex, and Oi is currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that it believes are unconstitutional. These tax contingencies relate primarily to value-added tax, service tax and taxes on revenue. Oi records provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. Oi does not currently believe that the proceedings it considers as probable losses, if decided against Oi, will have a material adverse effect on its financial position. It is possible, however, that Oi's future results of operations could be materially affected by changes in its assumptions and the effectiveness of its strategies with respect to these proceedings.

  Value-Added State Taxes (ICMS)

        Under the regulations governing the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços) ("ICMS"), in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunications services. Oi may record ICMS credits for purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when Oi sells its services.

        Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza, or "ISS"), and (2) whether some of the assets Oi has purchased are related to the telecommunications services provided, and therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax, (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network, and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

        As of December 31, 2012, Oi deemed the risk of loss as possible with respect to approximately R$5,755 million of these assessments, for which it had not recorded any provisions. As of that date, Oi had recorded provisions in the amount of R$448 million for those assessments in respect of which it deemed the risk of loss as probable.

  Local Service Tax (ISS)

        Oi has received various tax assessments claiming that it owes ISS taxes on supplementary services. Oi has challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunications services providers, because these services do not clearly fit into the definition of "telecommunications services."

        As of December 31, 2012, Oi deemed the risk of loss as possible with respect to approximately R$1,787 million of these assessments, for which it had not recorded any provisions. As of that date, Oi had recorded provisions in the amount of R$66 million for those assessments in respect of which it deemed the risk of loss as probable.

  FUST and FUNTTEL

        The Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações, or "FUST") is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. The Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or "FUNTTEL") was established to finance telecommunications technology research. Oi is required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculating Oi's contributions to the FUST and the FUNTTEL, Oi made provisions for additional contributions to the FUST and TNL made provisions for additional contributions to the FUST and the FUNTTEL. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed Line Companies (Associação Brasileira das Empresas de Telefonia Fixa), of which Oi is a member, filed a lawsuit to request a review of the applicable legislation.

        As of December 31, 2012, Oi deemed the risk of loss as possible with respect to approximately R$2,010 million, for which it had not recorded any provisions. As of that date, Oi had recorded provisions in the amount of R$143 million for assessments of the FUST in respect of which it deemed the risk of loss as probable.

  Contributions to INSS

        Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social, or "INSS") based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against Oi primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers' compensation benefits and other amounts subject to social security tax.

        As of December 31, 2012, Oi deemed the risk of loss as possible with respect to approximately R$957 million, for which it had not recorded any provisions. As of that date, Oi had recorded provisions of R$12 million for those assessments in respect of which it deemed the risk of loss as probable.

  IRPJ, CSLL, PIS and COFINS

        In July 2005, TNL received a tax assessment notice from the Federal Revenue Service, in the amount of R$2,535 million, mainly related to corporate restructuring effected in 1998, which included TNL's accounting for the goodwill resulting from the Telebrás system's privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, Article 7, which states that the result of the goodwill amortization should be calculated as part of a company's taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. The goodwill amortization and respective deduction for tax purposes was in compliance with the provisions set forth by CVM Instruction No. 319/1999. Based on the advice of outside legal counsel, Oi believes that TNL's use of this goodwill was proper. TNL properly contested the tax assessment notice and obtained a partial favorable decision by the lower administrative court, which removed the fine assessed on TNL and reduced the amount of the tax assessment notice by R$658 million. TNL appealed and the federal administrative court of appeals ruled in TNL's favor and cancelled the remaining portion of the tax assessment notice. The Federal Revenue Office did not appeal this decision and the time for lodging an appeal has expired. As a result, the decision of the federal administrative court of appeals is final.

  PIS and COFINS

        In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of Social Integration Program tax (Programa de Integração Social, or "PIS") and the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social, or "COFINS"). In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$584 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2012, Oi deemed the risk of loss as possible with respect to approximately R$150 million of these assessments and had not recorded any provisions in respect of this claim.

  ILL

        TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido, or "ILL") to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2012, Oi had recorded provisions in the amount of R$19 million for those assessments in respect of which it deemed the risk of loss as probable.

  Other Tax Claims

        There are various federal taxes that have been assessed against Oi, largely relating to (1) assessments of taxes that Oi does not believe are due and which it is contesting and (2) Oi's use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

        As of December 31, 2012, Oi deemed the risk of loss as possible with respect to approximately R$6,601 million, for which it had not recorded any provisions. As of that date, Oi had recorded provisions in the amount of R$78 million for those assessments in respect of which it deemed the risk of loss as probable.

Civil Claims

        As of December 31, 2012, the total estimated contingency in connection with civil claims against Oi, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$5,067 million, for which Oi had recorded provisions of R$4,076 million.

  Administrative Proceedings

        Almost every week, Oi receives notifications from ANATEL requesting information about its compliance with the various services obligations imposed on it by virtue of Oi's concession agreements. When Oi is unable to comply with these requests or with its concession obligations, ANATEL may initiate administrative proceedings to impose sanctions. Oi has received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access.

        As of December 31, 2012, Oi deemed the risk of loss as possible with respect to approximately R$145 million, for which it had not recorded any provisions. As of that date, Oi had recorded provisions in the amount of R$987 million for those claims in respect of which it deemed the risk of loss as probable.

        As a condition to ANATEL's approval of the Portugal Telecom Alliance, ANATEL required that Telemar and Oi pay all pending administrative fines, amounting to approximately R$218 million, regardless of the procedural posture of the proceedings that Telemar and Oi had instituted to contest these fines. Telemar and Oi deemed the risk of loss as possible and had not recorded any provisions in respect of these claims. Telemar and Oi sought and have been granted injunctive relief, which has permitted them to make judicial deposits of these amounts while preserving their rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

  Brazilian Antitrust Proceedings

        Oi is subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against Oi. Oi deemed the risk of loss as possible and has not recorded any provisions for those claims.

  Financial Interest Agreement (CRT and Community Telephone Program)

        As successor to CRT, which Oi acquired in July 2000, Oi is subject to various civil claims. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT's share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural nonconformities in the shareholders' meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT.

        Oi is also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to Oi's acquisition in July 2000, CRT entered into financial interest agreements with its fixed line subscribers. Under these financial interest agreements, customers subscribing to CRT's fixed line service had the right to subscribe to a number of CRT shares. The number of shares to be issued to such subscribers was determined based on a formula that divided the cost of the fixed line subscription by the book value of CRT's shares.

        Beginning in June 1997, certain of CRT's fixed line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

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

        As of December 31, 2012, Oi had recorded provisions in the amount of R$2,334 million for those claims in respect of which it deemed the risk of loss as probable. For more information about this proceeding, see Note 49.3(i)(a) to our audited consolidated financial statements.

  Customer Service Centers

        Oi is a defendant in 69 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of December 31, 2012, Oi had recorded provisions in the amount of R$12 million for those claims in respect of which it deemed the risk of loss as probable.

  Customer Service

        Oi is a defendant in a civil class action lawsuit filed by the Federal Prosecutor's Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL's alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor—SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where Oi is headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization of Oi, Oi S.A. has succeeded to TNL's position as a defendant in this action. As of December 31, 2012, Oi deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action because it was awaiting the court's initial decision.

Labor Claims

        Oi is party to a large number of labor claims arising in the ordinary course business. Oi does not believe any of these claims, individually or in the aggregate, would have a material effect on Oi's business, financial condition or results of operations if such claims are decided against it. These proceedings generally involve claims for: (1) risk-premium payments sought by employees working in dangerous conditions; (2) wage-parity claims seeking equal pay among employees that perform the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in Oi's collective bargaining agreements; (4) overtime wages; and (5) joint-liability allegations by employees of third-party service providers.

        As of December 31, 2012, the total estimated contingency in connection with labor claims in respect of which the risk of loss was deemed probable or possible totaled R$2,631 million, for which Oi had recorded provisions of R$1,579 million. Contax is also subject to labor claims, and when Contax's labor claims are added to Oi's labor claims, the risk of probable loss was R$1,861 million as of December 31, 2012. See Note 49(ii) to our audited consolidated financial statements.

Distributions to Shareholders

Dividend Information

        Our policy has been to propose an annual dividend subject to its financial and economic condition, but in no event less than 40% of its distributable net income. Should Portugal Telecom undertake to change this policy, the Board of Directors will submit its recommended changes to its shareholders for their approval at our Annual General Meeting. For 2013, the Annual General Meeting of Shareholders was held on April 19, 2013.

        Our ordinary shares and A shares carry the same dividend rights. Our Board of Directors decides whether to propose a dividend. Under our articles of association, we must pay dividends of at least 40% of our annual distributable net income to shareholders, subject to a two-thirds majority of our shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital and deducted by certain non-distributable fair value reserves. Portuguese law also prohibits the payment of dividends if, following the dividend, a company's net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2008, 2009, 2010 and 2011 and proposed to be paid for the year ended December 31, 2012. U.S. dollar amounts have been calculated using the exchange rate in effect on the date on which each dividend was paid.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders, minus applicable withholding tax, as described below.

		Dividends Per Share(1)
	Number of Shares Considered
Fiscal Year		Payment Date	€
2008	896,512,500	April 24, 2009	0.575
2009	896,512,500	May 14, 2010	0.575
2010	896,512,500	December 23, 2010(2)	1.00
2010	896,512,500	June 3, 2011(3)	1.30
2011	896,512,500	May 25, 2012	0.650	(4)
2012	896,512,500	May 17, 2013	0.325

(1)
Amounts are shown before applicable withholding tax.

(2)
Represents an exceptional cash dividend following the sale of our interest in Vivo.

(3)
Represents (1) the remainder (€0.65 per share) of the exceptional cash dividend following the sale of our interest in Vivo and (2) an ordinary dividend of €0.65 per share with respect to the year ended December 31, 2010 approved at the Annual General Meeting of Shareholders held on May 6, 2011.

(4)
The dividend of €0.65 per share includes the advance of profits of €0.215 per share announced on December 15, 2011 and paid on January 4, 2012. As a result, each issued share was entitled to receive €0.435 as approved at the Annual General Meeting of Shareholders held on April 27, 2012.

        Dividends are subject to withholding income tax in Portugal for both Portuguese residents and non-residents. However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required, and shareholders must complete specific forms of the Portuguese Ministry of Finance and obtain certification from the U.S. Internal Revenue Service. See "Item 10—Additional Information—Taxation—Dividends."

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for our American Depositary Shares ("ADSs") on the New York Stock Exchange for the years ended December 31, 2008,

2009 and 2010 and for each quarter of 2011 and 2012. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2008	9.40	4.42	14.61	5.40
2009	8.68	5.54	12.65	7.11
2010	10.70	6.48	15.24	8.38
2011	8.78	4.45	12.69	5.63
First quarter	8.76	8.02	12.16	10.42
Second quarter	8.78	6.64	12.69	9.53
Third quarter	6.92	5.30	9.92	7.12
Fourth quarter	5.48	4.45	7.56	5.63
2012	4.55	3.05	5.94	3.81
First quarter	4.55	3.76	5.94	4.99
Second quarter	4.27	3.05	5.55	3.81
Third quarter	4.03	3.19	5.32	3.92
Fourth quarter	3.96	3.47	5.16	4.49

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
October 2012	3.96	3.78	5.16	4.90
November 2012	3.91	3.56	5.08	4.57
December 2012	3.87	3.47	5.06	4.49
January 2013	4.43	3.82	5.91	5.00
February 2013	4.29	3.88	5.82	5.04
March 2013	4.16	3.83	5.38	4.91
April 2013 (through April 23, 2013)	4.04	3.73	5.33	4.80

        On April 23, 2013, the closing price of the ordinary shares on the regulated market Euronext Lisbon was €3.86 per ordinary share. On April 23, 2013, the last reported sale price of the ADSs on the New York Stock Exchange was US$5.07 per ADS.

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

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve until this reserve represents 20% of share capital. Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting. A quorum of no less than one-third of the share capital entitled to vote must be present or represented for these purposes. If the quorum requirement is not met at the initial meeting, then the matter may be approved at a later date upon a second call of that meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one-half of the share capital is present or represented. As of December 31, 2012, our legal reserve was equal to approximately 25% of our share capital.

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
Voting Rights of the Ordinary Shares and the A Shares

        As a general rule, matters are decided at a shareholders' meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution, or merger of Portugal Telecom and certain other matters mandated by Portuguese law require the approval of two-thirds of the votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present or represented. If the quorum requirement is not met at the first meeting, then matters may be approved on a later day upon a second call of such meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one-half of the share capital is present or represented.

        As of the date of this annual report, the Board of Directors consists of 24 directors. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected for the 2012-2014 term of office at the annual general shareholders' meeting held on April 27, 2012. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors.

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

Changes in Rights of Shareholders

        The rights of holders of Portugal Telecom shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present or represented. If the quorum requirement is not met at the initial meeting, then those matters may be approved at a later date upon a second call of that meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one-half of the share capital is present or represented.

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

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of our ordinary shares, other than certain limitations on ownership. Under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either reaching, exceeding or holding less than 2%, 5%, 10%, 15%, 20%, 25%, one-third, 50%, two-thirds or 90% of our voting rights must notify us and the CMVM within four trading days as from the date on which the fact takes place or is acknowledged by such person. Holdings must be calculated to take into account all outstanding shares with voting rights, regardless of the number of voting rights that may be suspended at the time.

        In addition, following the entry into force of CMVM Regulation No. 5/2010, long financial positions in Portuguese listed companies shall also be notified to the relevant company and the CMVM and disclosed to the market. The disclosure duty is triggered whenever a long position reaches or exceeds 2%, 5%, 10%, 15%, 20%, 25%, one-third, 40%, 45%, 50%, 55%, 60%, two-thirds, 70%, 75%, 80%, 85% and 90% of the share capital and also when such position is reduced below any of these thresholds. Under such Regulation, the contracts or financial instruments with an economic effect similar to the holding of shares that do not autonomously give rise to the attribution of voting rights, held directly or by a third party in any of the situations set out in article 20 (1) of the Portuguese Securities Code, such as CFD's and cash-settled swaps, options, futures and forwards, are considered as long financial positions.

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of Portugal Telecom. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without authorization of a shareholders' meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of that entity (1) offers, in or outside of Portugal, "public telecommunications services" (except "audiotext services") or "network services," as such terms are defined under Portuguese law or (2) engages in any other activity of the same type and nature as that being performed by entities in which Portugal Telecom holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body or of the supervisory body. Deutsche Bank Trust Company Americas, as ADS depositary, and its nominees are excluded from this requirement.

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

Changes in Capital

        With the approval of the Audit Committee, the Board of Directors may increase the share capital of Portugal Telecom on one or more occasions, by new contributions in cash and up to a maximum of €15,000,000. Certain terms of a share capital increase, such as the maximum amount of the share capital increase, the class of shares to be issued and whether any limitations will be imposed on the subscription rights of shareholders, must be approved by the shareholders at a general meeting.

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

  •
  Conflicts of interest, which are highly regulated, including a requirement that board members make their share transactions and significant shareholdings public and that they recuse themselves from voting in any matters in which they have a personal interest;

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

        In addition to these Codes, Portugal Telecom, as an issuer of shares traded on the regulated market Euronext Lisbon, is subject to Regulations and Recommendations issued by the CMVM, including the Regulation on Corporate Governance for Listed Companies, or Regulation No. 1/2010, and the CMVM Corporate Governance Code (the "Corporate Governance Code"), as amended and applicable beginning with the 2010 financial year. Regulation No. 1/2010 primarily addresses the mandatory content of the annual corporate governance report of a listed company, disclosure of equity compensation plans, and the minimum required information that a listed company must disclose on its website. The Corporate Governance Code governs matters involving: (1) the general shareholders meeting, the exercise of voting rights, quorums for meetings and resolutions, disclosure of information concerning general shareholders' meetings, and anti-takeover provisions; (2) the structure and powers of the management and supervisory corporate bodies, independence and incompatibility criteria applicable to the members of such corporate bodies; (3) whistleblowing policies, internal controls and risk management systems; (4) remuneration of the members of corporate bodies and other officers, rules concerning the delegation of powers to executive directors or committees, specific duties of the supervisory corporate body; (5) committees with specific duties, such as monitoring corporate governance issues and the selection and evaluation of directors, and the independence of the compensation committee; and (6) matters concerning the investor relations department and transactions with significant shareholders.

        Regulation No. 1/2010 introduced two major changes: (1) it allows issuers of shares admitted to trading on a regulated market to adopt a Corporate Governance Code other than the one issued by the CMVM, provided that such Code complies with the conditions described in the Regulation and (2) it requires listed companies to disclose the compensation paid to each of the members of their corporate bodies and requires further detail concerning the information to be disclosed by listed companies on the compensation of the members of their management and supervisory bodies. On January 30, 2013, a corporate governance code prepared by the Portuguese Corporate Governance Institute (Instituto Português de Corporate Governance) was published, which may be used as an alternative to the Corporate Governance Code. In addition, the CMVM has undertaken a revision of the Corporate

Governance Code and submitted to public consultation, with a deadline of March 28, 2013, a more simplified corporate governance code and the substitution of Regulation No. 1/2010.

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

        In 2007, Portugal Telecom redesignated the Audit Committee as Portugal Telecom's Supervisory Corporate Body. According to the articles of association, the members of the Audit Committee must comply with the requirements on incompatibilities, independence and expertise arising from the Portuguese law and regulations, as well as other relevant market rules, including those in force in the jurisdictions where Portugal Telecom has securities admitted to trading. As a supervisory body, the Audit Committee has the powers to, in addition to all other powers established by law or our bylaws,

  •
  approve and disclose an annual report on its supervisory activity, expressly mentioning any constraints faced;

  •
  approve an annual action plan contemplating, among others, the measures required for compliance with its duties in the following year;

  •
  inform and discuss with the Board of Directors and the Executive Committee, within their respective powers and duties, any situations identified in the exercise of their powers and duties;

  •
  discuss and issue its prior opinion within the scale of its powers and whenever it deems necessary to the Executive Committee and the external auditors on any reports, documentation or information to be disclosed to the competent authorities;

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

        As a result, the Audit Committee monitors our compliance with laws, regulations, recommendations and guidelines issued by the U.S. Securities and Exchange Commission ("SEC"), NYSE, CMVM and the Euronext Lisbon and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

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

Compensation Committee

        The Compensation Committee is elected at the General Meeting of Shareholders and is in charge of (1) establishing the compensation for members of our corporate bodies and (2) following up and evaluating the performance of our directors with reference to our business goals (without prejudice to the powers of the Evaluation Committee described below). The current members of the Compensation

Committee are: Álvaro Pinto Correia (Chairman), Francisco Esteves de Carvalho and Francisco Barros Lacerda. Mr. Lacerda's term in office has been suspended since August 24, 2012, and our shareholders have been called to resolve upon the appointment of a new member to the Compensation Committee to complete the 2012-2014 term of office. Under the CMVM's Corporate Governance Code, the members of the Compensation Committee must be independent from the Board of Directors and include at least one member with knowledge and experience in compensation matters. In addition, no member of the Compensation Committee may have any family connection to any member of the Board of Directors by way of marriage, kin or affinity in a direct line and up to and including the third degree.

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

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, under the Corporate Governance Code approved by the CMVM, a listed company is required to disclose in its corporate governance annual report whether its management includes an adequate number of independent members corresponding to at least one-fourth of the entire board. A director qualifies as independent following an assessment by the Board of Directors that considers the independence and incompatibility tests under Portuguese law and regulations applicable to members of supervisory bodies. Moreover, Portuguese law does provide that the majority of the members of the audit committee must be independent according to the criteria established in the Portuguese Companies Code, that all the members of the audit committee fulfill the legal requirements concerning incompatibilities and that at least one of the independent members satisfies legal requirements concerning expertise in auditing or accounting. The Corporate Governance Codes also provides that the chairman of the audit committee should be independent. These principles are designed to strengthen the supervision of the audit function and to avoid conflicts of interest. Members of the audit committee will be deemed independent if they are neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal to or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms of office whether subsequent or not.

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

  Committees of the Board of Directors

        The NYSE listing standards require that a U.S. listed company must have a nominating/corporate governance committee and a compensation committee, and that all listed companies, including non-U.S. listed companies, must have an audit committee that satisfies the requirements of the Exchange Act. U.S. listed companies must have an audit committee that fulfills additional NYSE-imposed requirements. The NYSE listing standards require each of these committees to consist solely of independent directors and to have a written charter that addresses certain matters specified in the listing standards. The NYSE's detailed requirements for the content of audit committee charters do not apply to non-U.S. listed companies.

        On September 25, 2012, the NYSE proposed revised listing standards relating to compensation committees for listed companies in response to Rule 10C-1 under the Exchange Act adopted by the SEC on June 20, 2012. The revised listing standards, which are expected to become operative on July 1, 2013, (1) continue to require that the compensation committee be composed solely of independent directors but contain more specific guidance regarding the independence standards for those directors, (2) require listed companies to grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser, to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company and (3) require the compensation committee to assess the independence of any compensation adviser, other than the listed company's in-house legal counsel. The NYSE's revised listing standards permit foreign private issuers to follow home country practice and disclose the differences between their home country practices and those required of U.S. listed companies.

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

  Audit Committee

        Portugal Telecom has an Audit Committee composed of three independent members of the Board of Directors elected at the General Meeting of Shareholders. Portugal Telecom has designed its Audit Committee framework to comply with both the NYSE listing standards and the "Anglo-Saxon" model permitted by Portuguese corporate governance standards pursuant to the CMVM Corporate

Governance Code. For more information about our Audit Committee, see "—Audit Committee" above and "Item 16A—Audit Committee Financial Expert."

  Compensation Committee

        Portugal Telecom has a Compensation Committee composed of three persons elected at the General Meeting of Shareholders. See "—Compensation Committee" above. We follow the CMVM's Corporate Governance Code, which recommends that the Compensation Committee be independent of the Board of Directors. This practice differs from the NYSE's listing standards applicable to U.S. listed companies described above.

        Accordingly, the members of our Compensation Committee are elected by our shareholders and are responsible for determining the compensation of all members of our Board of Directors, including the Chief Executive Officer, the Chief Financial Officer and the other members of our Executive Committee. The Compensation Committee is responsible for establishing the underlying goals and objectives upon which compensation will be based and conducting the related performance evaluations. In contrast, the compensation of all executive officers who are not directors is a management issue within the authority of the Board of Directors, which has delegated that responsibility to the Executive Committee.

        In addition, under our corporate governance structure, we have an Evaluation Committee composed of members of our Board of Directors with several responsibilities aimed at supporting the Compensation Committee in determining the compensation of our executive directors, as described below under "—Internal Committees of the Board of Directors—Evaluation Committee." In order to comply with Portuguese corporate governance practices, our Evaluation Committee is not ultimately responsible for determining compensation policy or actual compensation but only has advisory powers vis-à-vis the Compensation Committee.

        By following this corporate governance model in line with Portuguese practices, we ensure that (1) no member of the Board of Directors determines his or her own compensation, which is determined by the external and independent Compensation Committee and that (2) in spite of having no connection to the Board, the Compensation Committee is advised by the Evaluation Committee, which, as a committee of the Board of Directors, has a deeper knowledge of the company and its strategy.

        The CMVM's Corporate Governance Code does not require that the Compensation Committee have the authority to retain and compensate compensation advisers or that the Compensation Committee evaluate the independence of any compensation advisers. However, the Corporate Governance Code provides that any person (1) who provides, or has during the past three years provided, services to the Board of Directors or to any structure subject to the Board or (2) who has a relationship with a current consultant to the company shall not be engaged to assist the Compensation Committee. This recommendation also applies to any natural or legal person who has an employment contract with the company or provides services to such persons. In addition, our Evaluation Committee has the authority to retain compensation advisers, and its charter provides that Portugal Telecom should provide it the funding necessary to carry out its functions.

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

Internal Committees of the Board of Directors

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

        As of December 31, 2012, the members of the corporate governance committee were Henrique Granadeiro (Chairman of the Corporate Governance Committee), Francisco Soares, Gerald S. McGowan, João de Mello Franco, João Nuno Palma, Joaquim Goes, Paulo Varela and Rafael Mora Funes.

  Evaluation Committee

        Portugal Telecom created an Evaluation Committee in October 2008. This committee has the duties, powers and responsibilities required to assist the Board of Directors in the following areas: (1) evaluation of the overall performance of the Board of Directors; (2) evaluation of the performance of the members of the Executive Committee, based on criteria approved by the Compensation Committee appointed by the General Meeting of Shareholders; and (3) consulting functions in the selection of the management bodies of some of Portugal Telecom's subsidiaries and of any special committees created within the Board of Directors.

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

  •
  assisting the Board of Directors within the framework of the annual evaluation of performance of the Board, submitting for such purpose a written annual performance evaluation report;

  •
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

  •
  preparing and periodically reviewing the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of Portugal Telecom's most significant subsidiaries; and

  •
  assisting the Board of Directors in the performance of its duties and powers regarding the selection of directors (upon the initiative of the Chairman of the Board of Directors or of shareholders having the capacity to submit nominees); assisting the Board of Directors in the appointment of directors to, and the filling of vacancies on, the committees of Portugal Telecom's Board of Directors, as well as the directors composing the Executive Committee, in the latter case upon a proposal of the Chief Executive Officer.

        Under the Evaluation Committee's chart, the committee is composed of the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive members of the Board of Directors, including at least one independent member. The Chief Executive Officer is not permitted to vote on the matters described in the third, fourth and eighth bullet points above.

        As of December 31, 2012, the members of the evaluation committee were Henrique Granadeiro (Chairman of the Evaluation Committee), Zeinal Bava, Francisco Soares, João de Mello Franco, Joaquim Goes, Milton Silva Vargas, Otávio Marques de Azevedo and Rafael Mora Funes.

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

        The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (our existing Brazilian business process outsourcing provider) by Contax and was completed on July 1, 2011, as the boards of directors and shareholders of Dedic, CTX and Contax approved the following transactions: (1) the exchange of Portugal Telecom's investment in Dedic/GPTI for a 7.6% interest in Contax, (2) the exchange of a 1.3% interest in Contax held by Portugal Telecom for an additional 3.7% interest in CTX and (3) the disposition by Portugal Telecom to CTX of a 2.0% interest in Contax for a total amount of R$49.7 million (€22 million). As a result of these operations, our direct and indirect interests in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax. On April 2, 2013, in connection with Contax's corporate reorganization, we increased our economic interest in Contax to 21.1%, but our economic interest in CTX did not change.

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

Wireline Pricing Convention

        Prices in our wireline business are set pursuant to a pricing convention entered into with ANACOM and DGCC in December 2002 (the "Universal Service Convention"). A copy of this agreement is filed as an exhibit to this annual report. Under the Universal Service Convention, any price changes must be approved by ANACOM. The Universal Service Convention specifically regulates fixed telephone services (excluding ISDN), public telephone services and information services using a system of gradual cost adjustments, price caps and maximum ratios. The price of public telephone services is regulated by the use of a maximum ratio in relation to subscriber prices. In addition, the Universal Service Convention includes provisions to make prices more accessible, such as a pricing plan for low-use customers, a discount for retired and fixed-income individuals and assistance for customers with special needs. Although the Universal Service Convention expired in 2003, ANACOM continues to review and approve price increases based on the characteristics of the relevant market.

New Mobile Licenses

        In March 2012, ANACOM formally allocated to TMN rights to several bandwiths spectrum for 15 years following a multiband auction for the provision of electronic communications services based on LTE (Long Term Evolution) technology, all for an aggregate price of €113.0 million. These rights are reflected in a license that unifies the previous GSM and UMTS licenses issued by ANACOM. The license imposes certain requirements on TMN. A summary of the material provisions of the license is filed as Exhibit 4.19 to this annual report. For more information about our licenses, see "Item 4—Information on the Company—Regulation—Portugal—Our Concession and Existing Licenses and Authorizations—TMN's Mobile Service License" and "Item 4—Information on the Company—Our Businesses—Portuguese Operations—Personal Customers—Mobile Network."

CTM Agreement

        In January 2013, we announced that we had entered into a definitive agreement to sell our 28% equity stake in Companhia de Telecomunicações de Macau, S.A.R.L. ("CTM") to Citic Telecom International Holdings Limited. Under this agreement, we expect to receive total proceeds of US$411.6 million, subject to adjustments, on a cash-free and debt-free basis and assuming a normal level of working capital. The transaction has been approved by our Board of Directors and is conditioned upon the satisfaction of certain conditions, including the successful completion of the transfer of an equity stake representing 51% of the share capital of CTM by Sable and the approval of both transactions by the Government of Macau and by the relevant governmental and regulatory authorities in the People's Republic of China.

Indebtedness

        On November 7, 2006, we entered into an Amended and Restated Programme Agreement, a Fifth Supplemental Trust Deed, and Amended and Restated Agency Agreement and other documents relating to our Global Medium Term Note Program, increasing the size of the program to €7.5 billion. As of December 31, we had outstanding bonds under this program of €4,734.0 million. The issuer of most of the outstanding bonds under the program is our subsidiary Portugal Telecom International Finance B.V., and the program benefits from Keep Well Agreements from Portugal Telecom and PT Comunicações, S.A. Copies of documents relating to our program are filed as Exhibits 2.2 through 2.25 to this annual report.

        We have also incurred other indebtedness described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments," which subsection is incorporated here by reference.

Sportinveste Joint Venture

        In December 2012, we reached an agreement on a number of transactions that will allow us to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. ("Sport TV"), Sportinveste Multimédia SGPS, S.A. ("Sportinveste Multimédia") and P.P. TV—Publicidade de Portugal e Televisão, S.A. ("PPTV"). We will contribute our current 50% stake in Sportinveste Multimédia and invest, through a rights issue in Sport TV, a net amount of up to €21 million. Following these transactions, we will own 25% of Sport TV, which will incorporate PPTV and Sportinveste Multimédia. The transactions are subject to approval by the Portuguese Competition Authority and other conditions. See Note 32.1(b) to our audited consolidated financial statements.

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

        The description of the Portuguese and U.S. federal income tax laws and practices set forth below is based on the laws as in force and as applied in practice on the date of this Form 20-F, including the U.S. Internal Revenue Code of 1986, as amended, hereinafter referred to as the "Code," its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as The Convention Between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the Protocol thereto, hereinafter referred to as the "Tax Treaty." These laws and practices and the Tax Treaty may be subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of Deutsche Bank Trust Company Americas, as depositary, and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of January 25, 2013, which governs Portugal Telecom's ADSs and any related agreement will be performed in accordance with its terms.

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

  •
  is entitled to the benefits of the Tax Treaty under the limitation on benefits provisions contained in Article 17 of the Tax Treaty; and

  •
  does not have a fixed place of business or a permanent establishment in Portugal to which its ownership of ordinary shares or ADSs is effectively connected.

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

Dividends

  Portuguese Taxation

        Dividends paid to individual investors are subject to a 28% withholding tax rate. Dividends paid to corporate investors are subject to a 25% withholding tax rate. Dividends placed at the disposal in bank omnibus accounts are subject to withholding tax at a rate of 35%, unless the identity of the beneficial owner of the dividends is disclosed.

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, Portugal Telecom must have confirmation that each shareholder is eligible for the benefits of the Tax Treaty. A specific form

(Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders. If you are a holder of ADSs and need to obtain information about where to send your Form 21-RFI, please contact the depositary at the address set forth in "Item 12—Description of Securities Other Than Equity Securities." If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the rate of 25% (in the case of corporate investors) or 28% (in the case of individual investors). If you are able to submit the form to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the excess Portuguese withholding tax to you (i.e., 10%, in the case of corporate investors or 13% in the case of individual investors). However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the 10% or 13% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Tax and Customs Authority of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the last day of the year when the dividends were made available.

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

        Although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the 10% or 13% excess Portuguese withholding tax even if you fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

        Please contact your tax advisor if you wish to fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty. You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. You should therefore contact your tax advisor promptly after learning of any proposed or paid dividend.

  U.S. Federal Income Taxation

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

        The U.S. dollar value of any cash distribution paid in Euros, including the amount of any Portuguese taxes withheld therefrom, will be equal to the U.S. dollar value of the Euros calculated by reference to the spot exchange rate in effect on the date of receipt by the U.S. Holder, in the case of ordinary shares, or by Deutsche Bank Trust Company Americas, as depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder should not recognize any foreign currency gain or loss if such Euros are converted into U.S. dollars on the day the U.S. Holder or Deutsche Bank Trust Company Americas, as depositary, as the case may be, receives the Euros. If the Euros are not converted into U.S. dollars on the date of receipt, however, a U.S. Holder may recognize gain or loss upon a subsequent sale or other disposition of the Euros (including an exchange of the Euros for U.S. dollars). Such gain or loss, if any, will be ordinary income or loss for U.S. federal income tax purposes and will be U.S. source gain or loss.

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

        Dividends paid to a non-corporate U.S. Holder that constitute qualified dividend income will be taxable to the holder at a reduced rate, provided certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" will generally qualify as qualified dividend income. A non-U.S. corporation that is not a "passive foreign investment company" generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if (i) the shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. Ordinary shares (or ADSs issued in respect of the shares) will be considered to be readily tradable on an established securities market in the United States if the ordinary shares (or ADSs) are listed on a nationally registered stock exchange (such as the New York Stock Exchange). In addition, the U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and we believe we are eligible for the benefits of the Tax Treaty. Accordingly, unless we are treated as a "passive foreign investment company," the dividends that we pay in respect of our ordinary shares or ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the reduced rate of taxation and the related restrictions and special rules.

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

  Portuguese Taxation

        Capital gains derived by a U.S. Holder from the sale or other disposition of ADSs or ordinary shares (including deposits and withdrawals of ordinary shares in exchange for ADSs) will, under the Tax Treaty, not be subject to Portuguese capital gains tax.

  U.S. Federal Income Taxation

        Gains or losses realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income taxation in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder's tax basis in the ordinary shares or ADSs. Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally will be a capital gain or loss and generally will be a long-term capital gain or loss if, on the date of sale, such shares or ADSs were held for more than one year. Net capital gain of a non-corporate U.S. Holder that is recognized from the sale of ordinary shares or ADSs is generally taxed at a reduced rate where the holder has a holding period of more than one year. The deductibility of capital losses is subject to limitations.

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

Interest Rate Risk

        Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on our financial expenses related to our floating rate debt and on the fair value of our fixed rate debt. Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. As of December 31, 2012, the total notional amount of our Euro interest rate swaps was €78.9 million.

        As of December 31, 2012, taking into account interest rate swaps, approximately 63% of our total indebtedness carried fixed interest rates, compared to 61% at the end of 2011.

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

        As of December 31, 2012, considering the effects of derivative transactions, 37.1% of our consolidated gross debt, amounting to approximately €4,115 million, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments amounting to €3,387 million as of December 31, 2012 also bears interest at floating rates, thus eliminating the interest rate risk on gross debt. Accordingly, our net exposure to floating interest rates amounted to a net debt position of approximately €728 million as of December 31, 2012. If all market interest rates had been higher (lower) by 1% during the year ended December 31, 2012, net interest expenses would have been higher (lower) by an amount of approximately €6.0 million. Interest rate risks also result from exposure to changes in the fair value of our long-term fixed-rate debt due to changes in market interest rates.

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

        The risks related to our investments in foreign currencies relate primarily to our investments in Oi and Contax. As of December 31, 2012, the net exposure (assets minus liabilities, net of non-controlling interests) in Brazil amounted to R$8,625 million (approximately €3,190 million at the Euro/Real exchange rate on December 31, 2012). We do not have financial instruments in place to hedge the exchange risk on our investments in foreign companies.

        As of December 31, 2012, the risks related to debt denominated in currencies different from our subsidiaries' or investees' functional currencies were primarily related to foreign currency debt contracted by Oi and its subsidiaries, which represented about 39.1% of its gross debt. In order to minimize its exposure, Oi has entered into foreign exchange hedging contracts with financial institutions. Out of Oi's debt denominated in foreign currency as of December 31, 2012, 97.4% is hedged through exchange rate swaps, currency forwards and foreign currency-denominated cash applications, while the remaining 2.6%, amounting to R$826 million (€78 million, representing our proportionally consolidated 25.6% economic stake) is exposed to the risk of changes in the US$/Real exchange rate.

        The effects of hypothetical changes of relevant risk variables on our income statement and shareholders' equity are as follows:

  •
  the impact of the appreciation (devaluation) of the Real against the Euro by R$0.10, from 2.70 to 2.60 (2.80), would imply an increase (decrease) in Portugal Telecom's net assets as of December 31, 2012 of approximately €123 million (€114 million), relating to currency translation adjustments on Brazilian investments;

  •
  The impact of the appreciation (devaluation) of the U.S. dollar against the Euro by 0.1, from 1.32 to 1.22 (1.42), would be an increase (decrease) in Portugal Telecom's net assets as of December 31, 2012 of approximately €49 million (€42 million), relating to currency translation adjustments on investments in foreign companies denominated in U.S. dollars, primarily Unitel;

  •
  all other variables being equal, the impact of the appreciation (devaluation) of the U.S. dollar against the Real by R$0.10 during 2012 would have been an increase (reduction) in the contribution of Oi to our financial expenses by approximately €1.7 million, as a result of the portion of Oi's debt denominated in foreign currencies that is not protected through derivative financial instruments or cash applications denominated in foreign currencies; and

  •
  most non-derivative financial assets and liabilities are denominated in the applicable functional currency either directly or indirectly through the use of derivatives. Changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

        Our total net exposure to the U.S. dollar, including our indebtedness, cash and derivatives, amounted to US$51.2 million as of December 31, 2012, compared to US$46.6 million as of December 31, 2011.

Equity Price Risk

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares and had a carrying value of €178.1 million as of December 31, 2012, corresponding to an average price per share of €8.6275. These equity swaps had maturities of twelve months as of December 31, 2012.

Tabular Information on Market Risk Sensitive Instruments

        The following tables provide information about our debt and derivative instruments as of December 31, 2012 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The information concerning debt, namely average interest rates and fair value amounts, takes into account related derivatives entered into with the purpose of hedging the interest rate and/or exchange rate risk. The amounts presented in the tables below are stated in Euro because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2012.

        The two final tables present information about our equity swaps and about the fair value of our derivatives contracts, other than our equity derivatives.

        For more information about our market risk exposures, see Note 45 to our audited consolidated financial statements, which is incorporated herein by reference.

Debt Sensitivity to Interest Rates
(€ million)
Expected Maturity Date

	Notes		2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)			39	25	25	25	25	390	530	481
Average Interest Rate			3.16%	3.06%	3.03%	3.00%	2.97%	2.93%	3.03%
EIB Loans (€) with related interest rate swaps			36	36	—	—	—	—	71	72
Average Interest Rate			1.17%	1.17%	—	—	—	—	1.17%
Total EIB Fixed Rate Loans			74	61	25	25	25	390	602	553
Non-EIB Fixed Rate Loans
Bonds (€)	(2)		934	—	—	997	751	1,987	4,668	4,762
Average Interest Rate			7.18%	7.61%	7.61%	7.61%	6.95%	8.33%	7.49%
Exchangeable Bonds (€)	(2	)(3)	—	733	—	—	—	—	733	766
Average Interest Rate			4.13%	4.13%	—	—	—	—	4.13%
Loans (€)			12	16	—	—	—	—	28	28
Average Interest Rate			6.50%	6.50%	—	—	—	—	6.50%
Bonds, debentures (R$)			—	—	4	108	3	6	121	131
Average Interest Rate			9.98%	9.98%	9.98%	9.93%	11.36%	11.36%	10.01%
Bonds (€) with related €/R$ forwards			—	—	—	—	189	—	189	205
Average Interest Rate			5.13%	5.13%	5.13%	5.13%	5.13%	—	5.13%
Bonds (US$) with related US$/R$ forwards			—	—	—	—	—	402	402	426
Average Interest Rate			5.95%	5.95%	5.95%	5.95%	5.95%	5.95%	5.95%
Loans (R$)			17	17	19	22	19	51	144	144
Average Interest Rate			5.28%	5.01%	4.65%	4.52%	4.46%	4.35%	4.81%
Bonds (US$)			—	—	—	—	—	2	2	2
Average Interest Rate			5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%
Loans (US$)			6	2	2	2	2	3	17	17
Average Interest Rate			3.07%	2.96%	2.93%	2.89%	2.80%	2.56%	2.94%
Loans (US$) with related interest rate swaps			—	7	29	32	—	—	69	67
Average Spread (original loans)—ref. USD Libor			2.30%	2.30%	2.30%	2.30%	—	—	2.30%
Other financings (Other currencies)			1	1	1	2	0	3	8	8
Total Non-EIB Fixed Rate Loans			970	776	55	1,163	965	2,453	6,382	6,555

Total Fixed Rate Debt			1,045	837	80	1,188	990	2,843	6,984	7,108

	Notes	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(1)
Floating Rate Debt
Non-EIB Floating Rate Loans
Floating Rate Notes (€)	(2)	50	—	—	—	—	—	50	50
Average Spread—ref. Euribor		1.50%	—	—	—	—	—	1.50%
Loans (€)		24	17	5	1	1	—	48	48
Average Interest Rate		3.25%	3.25%	3.25%	3.25%	3.25%	—	3.25%
Loans (€)		199	26	16	856	6	34	1,137	1,143
Average Spread—ref. Euribor		3.17%	3.53%	3.59%	3.63%	1.65%	1.65%	3.43%
Liability related to equity swaps on treasury shares (€)		73	—	—	—	—	—	73	69
Average Spread—ref. Euribor		2.60%	—	—	—	—	—	2.60%
Bonds, debentures, other debt securities (R$)		21	195	33	122	231	131	732	740
Average Spread—ref. CDI		1.20%	1.20%	1.18%	1.16%	1.12%	1.20%	1.18%
Debentures (R$) with related interest rate swaps		51	—	—	—	—	—	51	52
Average Spread—ref. CDI (original bonds)		0.55%	—	—	—	—	—	0.55%
Bonds, debentures, other securities (R$)		—	2	5	5	5	3	21	21
Average Spread—ref. TJLP		2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Bonds, debentures, other securities (R$)		57	56	55	61	60	347	635	677
Average Spread—ref. IPCA		5.95%	6.00%	6.06%	6.14%	6.22%	5.71%	6.04%
Bonds (US$) with related US$/R$ swaps		—	—	—	—	—	256	256	319
Average Interest Rate (original bonds)		5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Loans (R$)		3	1	73	73	73	73	296	296
Average Spread—ref. CDI		1.02%	1.49%	1.83%	1.83%	1.83%	1.83%	1.57%
Loans (R$)		139	89	64	75	71	129	568	568
Average Spread—ref. TJLP		3.91%	3.88%	3.85%	3.88%	3.90%	3.91%	3.89%
Loans (US$) with related US$/R$ swaps		20	51	41	32	7	10	161	168
Average Spread—ref. USD Libor (original loans)		1.61%	1.60%	1.58%	1.54%	1.45%	1.47%	1.57%
Loans (US$) with related US$/R$ forwards		5	5	5	5	5	16	39	38
Average Spread—ref. USD Libor (original loans)		0.90%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Loans (US$) with related US$/R$ swaps		1	1	1	1	1	2	7	7
Average Interest Rate (original loans)		2.21%	2.21%	2.21%	2.21%	2.21%	2.21%	2.21%
Loans (US$)		25	11	4	2	—	—	42	42
Average Spread—ref. USD Libor		2.64%	3.06%	2.86%	2.39%	—	—	2.66%
Loans (Other currencies)		—	—	—	—	—	—	—	—
Total Floating Rate Debt		668	453	301	1,232	459	1,001	4,115	4,238

Total Debt		1,713	1,290	382	2,420	1,540	3,844	11,099	11,346

(1)
Includes fair value of debt and related swaps.

(2)
Includes expenses incurred at the date bonds were issued, which are related to: (i) roundings in defining the coupon rate; and (ii) commissions. These expenses are recognized in earnings through the life of the bonds.

(3)
In accordance with IFRS, exchangeable bonds represent a compound instrument, and, accordingly, the market value of the equity component as of the date the bonds were issued amounted to €57,145,442 and was recorded in shareholders' equity, while the financial liability component is recorded through the amortized cost.

Derivatives Sensitivity to Interest Rate Risk
(€ million)
Expected Maturity Date(1)

	Notes	2013	2014	2015	2016	2017	Thereafter	Fair Value
Fixed Rate Payer
Pay fixed €, receive floating € swaps		76	36	—	—	—	—	(2)
Average rate paid		2.55%	2.37%	—	—	—	—
Average spread received—ref. Euribor		0.00%	0.00%	—	—	—	—
Pay fixed R$, receive fixed US$ swaps		71	71	71	71	71	71	(10)
Average rate paid		11.76%	11.76%	11.76%	11.76%	11.76%	11.76%
Average rate received		5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Pay revisable fixed R$, receive fixed US$ swaps		58	58	58	58	58	58	3
Average rate received		3.36%	3.36%	3.36%	3.36%	3.36%	3.36%
Pay fixed US$, receive floating R$ swaps		19	13	8	3	—	—	2
Average rate paid		4.55%	4.55%	4.55%	4.55%	—	—
Average spread received—ref. % of CDI		100.00%	100.00%	100.00%	100.00%	—	—
Pay fixed US$, receive floating US$ swaps		387	380	365	327	289	289	14
Average rate paid		4.96%	4.97%	5.06%	5.39%	5.87%	5.88%
Average spread received—ref. USD Libor		2.33%	2.35%	2.42%	2.66%	3.00%	3.00%
Floating Rate Payer
Pay floating R$, receive fixed US$ swaps		179	160	142	125	117	112	(26)
Average spread paid—ref. % of CDI		92.94%	92.48%	91.94%	91.37%	91.45%	91.90%
Average rate received		4.45%	4.50%	4.56%	4.63%	4.68%	4.74%
Pay floating R$, receive floating US$ swaps		129	106	83	61	40	27	(20)
Average spread paid—ref. % of CDI		99.05%	98.82%	98.46%	97.85%	97.09%	96.92%
Average spread received—ref. USD Libor		1.85%	1.82%	1.78%	1.70%	1.60%	1.59%
Pay floating R$, receive floating US$ swaps		29	24	19	14	9	4	3
Average spread paid—ref. CDI		(1.24)%	(1.24)%	(1.24)%	(1.25)%	(1.26)%	(1.31)%
Average spread received—ref. USD Libor		1.13%	1.13%	1.13%	1.13%	1.12%	1.11%
Pay floating R$, receive floating R$ swaps		26	—	—	—	—	—	(0)
Average spread paid—ref. % of CDI		103.80%	—	—	—	—	—
Average spread received—ref. CDI		0.55%	—	—	—	—	—
Pay floating R$, receive fixed R$ swaps		71	71	71	71	71	71	(9)
Average spread paid—ref. % of CDI		105.03%	105.03%	105.03%	105.03%	105.03%	105.03%
Average rate received		11.76%	11.76%	11.76%	11.76%	11.76%	11.76%
Pay floating US$, receive fixed US$ swaps		289	289	289	289	289	289	(10)
Average spread paid—ref. USD Libor		3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Average rate received		5.88%	5.88%	5.88%	5.88%	5.88%	5.88%

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Debt Sensitivity to Exchange Rates
(€ million)
Expected Maturity Date

Debt exposure to Non-European Monetary Union currencies	Notes	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(1)
Exposure to the Euro/Brazilian Real exchange rate
Bonds, debentures (R$)		—	—	4	108	3	6	121	131
Average Interest Rate		9.98%	9.98%	9.98%	9.93%	11.36%	11.36%	10.01%
Bonds (€) with related €/R$ forwards		—	—	—	—	189	—	189	205
Average Interest Rate		5.13%	5.13%	5.13%	5.13%	5.13%	—	5.13%
Bonds (US$) with related US$/R$ forwards		—	—	—	—	—	402	402	426
Average Interest Rate		5.95%	5.95%	5.95%	5.95%	5.95%	5.95%	5.95%
Loans (R$)		17	17	19	22	19	51	144	144
Average Interest Rate		5.28%	5.01%	4.65%	4.52%	4.46%	4.35%	4.81%
Bonds, debentures, other debt securities (R$)		21	195	33	122	231	131	732	740
Average Spread—ref. CDI		1.20%	1.20%	1.18%	1.16%	1.12%	1.20%	1.18%
Debentures (R$) with related interest rate swaps		51	—	—	—	—	—	51	52
Average Spread—ref. CDI (original bonds)		0.55%	—	—	—	—	—	0.55%
Bonds, debentures, other securities (R$)		—	2	5	5	5	3	21	21
Average Spread—ref. TJLP		2.50%	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Bonds, debentures, other securities (R$)		57	56	55	61	60	347	635	677
Average Spread—ref. IPCA		5.95%	6.00%	6.06%	6.14%	6.22%	5.71%	6.04%
Bonds (US$) with related US$/R$ swaps		—	—	—	—	—	256	256	319
Average Interest Rate (original bonds)		5.50%	5.50%	5.50%	5.50%	5.50%	5.50%	5.50%
Loans (R$)		3	1	73	73	73	73	296	296
Average Spread—ref. CDI		1.02%	1.49%	1.83%	1.83%	1.83%	1.83%	1.57%
Loans (R$)		139	89	64	75	71	129	568	568
Average Spread—ref. TJLP		3.91%	3.88%	3.85%	3.88%	3.90%	3.91%	3.89%
Loans (US$) with related US$/R$ swaps		20	51	41	32	7	10	161	168
Average Spread—ref. USD Libor (original loans)		1.61%	1.60%	1.58%	1.54%	1.45%	1.47%	1.57%
Loans (US$) with related US$/R$ forwards		5	5	5	5	5	16	39	38
Average Spread—ref. USD Libor (original loans)		0.90%	0.90%	0.90%	0.90%	0.90%	0.90%	0.90%
Loans (US$) with related US$/R$ swaps		1	1	1	1	1	2	7	7
Average Interest Rate (original loans)		2.21%	2.21%	2.21%	2.21%	2.21%	2.21%	2.21%
Exposure to the Euro/US Dollar exchange rate
Bonds (US$)		—	—	—	—	—	2	2	2
Average Interest Rate		5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%
Loans (US$)		6	2	2	2	2	3	17	17
Average Interest Rate		3.07%	2.96%	2.93%	2.89%	2.80%	2.56%	2.94%
Loans (US$) with related interest rate swaps		—	7	29	32	—	—	69	67

Debt exposure to Non-European Monetary Union currencies	Notes	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value(1)
Average Spread (original loans)—ref. USD Libor		2.30%	2.30%	2.30%	2.30%	—	—	2.30%
Loans (US$)		25	11	4	2	—	—	42	42
Average Spread—ref. USD Libor		2.64%	3.06%	2.86%	2.39%	—	—	2.66%
Exposure to other currencies exchange rates
Other financings		1	1	1	2	0	3	8	8

(1)
Includes fair value of debt and related swaps.

Derivatives Sensitivity to Exchange Rate Risk
(€ million)
Expected Maturity Date(1)

	Notes	2013	2014	2015	2016	2017	Thereafter	Fair Value
Exposure to the Euro/U.S. dollar exchange rate
€/R$ forwards (pay R$, receive €)		384	—	—	—	—	—	3
Average exchange rate		2.73	—	—	—	—	—
R$/€ forwards (pay €, receive R$)		193	—	—	—	—	—	(3)
Average exchange rate		2.74	—	—	—	—	—
Exposure to the U.S. dollar/Brazilian Real exchange rate
Pay fixed R$, receive fixed US$ swaps		71	71	71	71	71	71	(10)
Average exchange rate		1.86	1.86	1.86	1.86	1.86	1.86
Pay revisable fixed R$, receive fixed US$ swaps		58	58	58	58	58	58	3
Average exchange rate		2.04	2.04	2.04	2.04	2.04	2.04
Pay floating R$, receive fixed US$ swaps		179	160	142	125	117	112	(26)
Average exchange rate		1.95	1.93	1.90	1.86	1.84	1.83
Pay floating R$, receive floating US$ swaps		129	106	83	61	40	27	(20)
Average exchange rate		1.79	1.78	1.78	1.78	1.78	1.79
Pay floating R$, receive floating US$ swaps		29	24	19	14	9	4	3
Average exchange rate		2.29	2.29	2.29	2.29	2.29	2.30
Pay fixed US$, receive floating R$ swaps		19	13	8	3	—	—	2
Average exchange rate		1.96	1.96	1.96	1.96	—	—
US$/R$ forwards (pay R$, receive US$)		801	—	—	—	—	—	15
Average exchange rate		2.09	—	—	—	—	—
R$/US$ forwards (pay US$, receive R$)		320	—	—	—	—	—	(5)
Average exchange rate		2.08	—	—	—	—	—

(1)
All amounts refer to the notional amounts of derivatives effective at the beginning of each period. In case notional amounts are not denominated in Euros, the amounts presented are the equivalent in Euros of the notional amounts, using the exchange rates prevailing at year-end.

Derivatives Sensitivity to Equity Price Risk
(€ million)
Expected Maturity Date(1)

	Notes	2013	2014	2015	2016	2017	Thereafter	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on Own Shares	(2)	73	—	—	—	—	—	4
Average Initial Price		8.63	—	—	—	—	—	—

(1)
Not including equity derivatives, as these instruments outstanding are accounted for as debt on our statement of financial position.

(2)
This instrument was contracted in previous years and is accounted for as debt on our statement of financial position.

Fair Value of Derivatives Contracts in 2012(1)
(€ million)
Expected Maturity Date

Source of Fair Value	Less than 1 year	1 - 3 years	3 - 5 years	In Excess of 5 years	Total Fair Value
Prices actively quoted	0.0	0.0	0.0	0.0	0.0
Prices provided by other external sources	0.0	(2.3)	0.0	0.0	(2.3)
Prices based on models and other valuation methods	10.4	7.2	(0.2)	(62.4)	(45.0)
Total	10.4	4.9	(0.2)	(62.4)	(47.3)

(1)
Not including equity derivatives, as these instruments outstanding are accounted for as debt on our statement of financial position.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        On January 25, 2013, we transferred our ADS program to Deutsche Bank Trust Company Americas and amended and restated our Deposit Agreement accordingly. Until January 25, 2013, the depositary under our Deposit Agreement was The Bank of New York Mellon (the "Former Depositary").

        The ADS depositary may be contacted at the address, telephone number and fax number below:

Deutsche Bank Trust Company Americas
ADR Division
Floor 27
60 Wall Street
New York, NY 10005-2836
Telephone: 1 (212) 250-9100
Fax: 1 (732) 544-6346

        Registered holders of ADSs may also contact the ADS depositary's transfer agent at the address and telephone numbers below:

American Stock Transfer & Trust Co.
Peck Slip Station
P.O. Box 2050
New York, NY 10272-2050
1 (866) 706-8374 (toll free from the United States)
1 (718) 921-8137 (from outside the United States)

        The following table sets for the fees and charges that a holder of Portugal Telecom ADSs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of January 25, 2013 (the "Deposit Agreement"), with Deutsche Bank Trust Company Americas, as depositary, in connection with our ADS program:

Fee and Reimbursement Provisions
Fee or Charge:		Relating to:
1.	Taxes and other governmental charges
2.	Registration fees as may be in effect for the registration of transfers of common shares underlying the ADSs on the share register of our company or the Portuguese Central de Valores Mobiliários
The transfer of common shares underlying ADSs to or from the name of the depositary or its nominee or the custodian for the depositary or its nominee on the making of deposits or withdrawals under the Deposit Agreement
3.	Cable, telex and facsimile transmission expenses expressly provided under the Deposit Agreement
4.	Expenses incurred by the depositary in the conversion of foreign currency	Amounts in Euros received by way of dividends or other distributions or the net proceeds from the sale of securities, property or other rights in respect of ADSs
5.	US$5.00 or less per 100 ADSs (or portion thereof)	The execution and delivery of ADSs and the surrender of ADSs, or the distribution of the proceeds of the sale of rights
6.	US$0.02 or less per ADS (or portion thereof)	Any dividend or other cash distributions made pursuant to the Deposit Agreement
7.	US$0.02 or less per ADS (or portion thereof) per year	Depositary services
8.
Payment of any other charges payable by the depositary, any of the depositary's agents, including the depositary's custodian, or the agents of the depositary's agents in connection with the servicing of shares underlying the American Depositary Shares or other deposited securities

        The dividend fee and depositary services fee described in rows 6 and 7 are a common practice among ADS programs. The fee and reimbursement provisions described in rows 7 and 8 of the table above may, at the depositary's discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. In addition, the fee on dividends described in row 6 above, to the extent it is charged, is generally deducted from the dividends. In the year ended December 31, 2012, the fee on dividends and the annual fee for depositary services was deducted by the Former Depositary from the dividends paid to ADS holders on June 8, 2012.

        Pursuant to a letter agreement between our company and the Former Depositary in effect at the time, the Former Depositary reimbursed us in January 2012 for an aggregate amount equal to approximately US$1,511,515 relating to the period from January 2011 through January 2012. Included in this amount were (1) payments of approximately US$99,180.64 on January 17, 2012 for costs relating to the participation of ADS holders at a shareholders' meeting, including printing and mailing costs and (2) payments of approximately US$1,412,334.44 on January 17, 2012 for listing-related expenses, audit-related costs and capital markets activities. In January 2013, at the time of the transfer of our ADS program to the new depositary, the Former Depositary wrote off an amount equal to US$50,704.31 relating to costs of the participation of ADS holders at a shareholders' meeting during 2012, including printing and mailing costs. We have not yet received any reimbursement amounts from our new depositary since the transfer of our ADS proram in January 2013.

        A form of the Deposit Agreement is filed as Exhibit 2.1 to this annual report. We encourage you to review this document carefully if you are a holder of ADSs.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On January 25, 2013, we transferred our ADS program to Deutsche Bank Trust Company Americas and amended and restated our Deposit Agreement accordingly. The transfer did not cause any material modification to the rights of holders of ADSs.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2012. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31,2012, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

Changes in Internal Control Over Financial Reporting

        There were no material changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        Mário João de Matos Gomes, first elected a member of the Audit Committee elected on March 27, 2009, has been determined by our Board of Directors to be an "Audit Committee Financial Expert," as that term is defined in Item 16A of Form 20-F, and to be independent under the standards of the New York Stock Exchange. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for information regarding the experience of Mr. Gomes. Mr. Gomes is also an expert in accordance with Portuguese requirements.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2011 and 2012, the remuneration of our independent auditors was as follows.

	2011		2012
	€	%	€	%
Audit Fees	3,077,946	77%	1,386,274	77%
Audit-Related Fees(1)	707,320	18%	254,934	14%
Tax Fees(2)	162,993	4%	89,868	5%
Other Fees(3)	30,000	1%	70,846	4%

Total	3,978,259	100%	1,801,922	100%

(1)
The Audit-Related Fees category mainly includes services related to (i) due diligence conducted in connection with acquisitions of Oi and Contax and (ii) confort letters issued under our debt programs.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services.

(3)
The caption "Other Fees" primarily reflects training regarding accounting rules in both years and the revision of IT security policies in 2012.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        As of December 31, 2012, we held, directly and indirectly, 41,483,905 of our own shares, including (1) 20,640,000 outstanding equity swaps for our own shares in connection with our share buyback program announced in April 2005 and (2) approximately 20,843,905 shares deemed to be held indirectly through our 23.3% interest in the 89,651,205 shares of Portugal Telecom held by Telemar, as reported in "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

        During 2012, we did not acquire any treasury shares or enter into new equity swaps. Accordingly, the tabular presentation contemplated by Item 16E is omitted for the year ended December 31, 2012.

ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G—CORPORATE GOVERNANCE

        The information set forth in "Item 10—Additional Information—Corporate Governance—Summary of Significant Differences Between Portuguese Corporate Governance Practices and the New York Stock Exchange's Corporate Governance Standards" is incorporated herein by reference.

ITEM 16H—MINE SAFETY DISCLOSURE

        Not applicable.

ITEM 17—FINANCIAL STATEMENTS

        Not applicable.

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.1
Form of Fourth Amended and Restated Deposit Agreement, dated as of January 25, 2013, incorporated by reference to Exhibit (a) to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-186095) filed with the Commission on January 18, 2013.
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
2.13
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

Exhibit Number	Description
2.18	Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 16, 2011, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Plc and UBS Limited, incorporated by reference to Exhibit 2.19 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.19
Sixth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated April 23, 2010, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.20
Seventh Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 1, 2012, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.
2.21
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 11, 2012, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BB Securities Limited, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, HSBC Bank plc, Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Plc and UBS Limited.
2.22
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 1, 2012, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (London), Citibank N.A. (New York), Citibank N.A. (London), Citibank N.A. (Lisbon) and Citicorp Trustee Company Limited (London).
2.23
Final Terms in respect of a €400,000,000 Euro Medium Term Note Programme, dated July 13, 2012, between Portugal Telecom, SGPS, S.A., Banco BPI, S.A., Banco Comercial Português, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC—Sucursal em Portugal, Caixa—Banco de Investimento, S.A., Banco ActivoBank, S.A., Banco Espírito Santo, S.A., Banco Electrónico de Serviço Total, S.A., Banco Espírito Santo dos Açores, S.A., Banco Português de Investimento, S.A. and Caixa Geral de Depósitos, S.A.
2.24
Final Terms in respect of a €750,000,000 Euro Medium Term Note Programme, dated October 15, 2012, between Portugal Telecom International Finance B.V., SGPS, S.A., Banco Espírito Santo de Investimento, S.A., Sucursal en España, Barclays Bank PLC, BNP Paribas, Caixa—Banco de Investimento, S.A., Citigroup Global Markets Limited, HSBC Bank plc, Merrill Lynch Internationaland Mizuho International plc.

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
4.6
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
4.7
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
4.8
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

Exhibit Number	Description
4.9	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.10 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.10
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
4.19
English Language Summary of the Material Provisions of the Long Term Evolution (LTE) Technology License, dated March 9, 2012, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese Government, incorporated by reference to Exhibit 4.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
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

Date: April 30, 2013

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated statements of financial position of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Lisbon, April 30, 2013

/s/ JOÃO LUÍS FALUA COSTA DA SILVA Deloitte & Associados, SROC S.A. Represented by João Luís Falua Costa da Silva

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the internal control over financial reporting of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements.

Lisbon, April 30, 2013

/s/ JOÃO LUÍS FALUA COSTA DA SILVA Deloitte & Associados, SROC S.A. Represented by João Luís Falua Costa da Silva

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

Euro

	Notes	2012	2011	2010
CONTINUING OPERATIONS
REVENUES
Services rendered	6	6,193,964,346	5,859,286,893	3,516,023,963
Sales	6	198,666,864	141,455,409	165,615,850
Other revenues	6	206,173,628	146,102,419	60,614,025

	6	6,598,804,838	6,146,844,721	3,742,253,838

COSTS, LOSSES AND (INCOME)
Wages and salaries	8	1,102,367,005	1,020,475,455	637,115,622
Direct costs	9	1,092,366,255	1,012,274,450	547,559,101
Costs of products sold	10	183,068,741	169,875,122	179,893,915
Marketing and publicity		124,445,803	131,118,820	81,096,858
Supplies, external services and other expenses	11	1,475,205,400	1,281,382,721	724,519,676
Indirect taxes	13	247,031,379	187,460,760	45,418,246
Provisions and adjustments	42	105,578,423	156,264,110	34,951,944
Depreciation and amortisation	36 and 37	1,390,645,957	1,325,584,609	758,567,813
Post retirement benefits costs	14	58,309,755	58,527,048	38,209,838
Curtailment costs	14	2,077,178	36,429,874	145,513,252
Gains on disposal of fixed assets, net	37	(32,734,901)	(9,190,969)	(5,542,839)
Other costs (gains), net	15	(8,708,170)	32,632,583	141,194,008

		5,739,652,825	5,402,834,583	3,328,497,434

Income before financial results and taxes		859,152,013	744,010,138	413,756,404

FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	498,835,624	297,114,673	185,044,935
Net foreign currency exchange losses	17	2,246,163	18,146,031	6,814,213
Net losses (gains) on financial assets and other investments	18	3,875,511	(577,737)	(1,860,287)
Equity in earnings of associated companies, net	33	(209,674,551)	(209,183,860)	(141,709,104)
Net other financial expenses	19	90,647,087	107,402,475	33,300,530

		385,929,834	212,901,582	81,590,287

Income before taxes		473,222,179	531,108,556	332,166,117
Income taxes	20	147,604,824	108,196,813	77,525,848

Net income from continuing operations		325,617,355	422,911,743	254,640,269
DISCONTINUED OPERATIONS
Net income from discontinued operations	32	—	—	5,565,426,533

NET INCOME		325,617,355	422,911,743	5,820,066,802

Attributable to non-controlling interests	21	95,344,319	83,782,511	147,871,835
Attributable to equity holders of the parent	23	230,273,036	339,129,232	5,672,194,967
Earnings per share
Basic	23	0.27	0.39	6.48
Diluted	23	0.27	0.39	6.06
Earnings per share from continuing operations
Basic	23	0.27	0.39	0.19
Diluted	23	0.27	0.39	0.19

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

Euro

	Notes	2012	2011	2010
Income (expenses) recognised directly in shareholders' equity
Foreign currency translation adjustments
Translation of foreign operations(i)		(423,171,787)	(289,332,587)	433,946,646
Transfers to profit and loss(ii)		—	(37,794,036)	(1,166,099,952)
Post retirement benefits
Net actuarial losses	14	(73,048,609)	(80,537,620)	(450,674,906)
Tax effect	20	20,338,120	20,934,533	85,748,128
Hedge accounting of financial instruments
Change in fair value	45	20,580,027	24,494,061	(3,791,679)
Transfers to profit and loss	45	5,153,992	(25,863,984)	3,859,739
Tax effect	20	(8,370,403)	958,275	(18,037)
Other expenses recognised directly in shareholders' equity, net(iii)		(26,575,608)	(24,055,124)	(11,283,072)

		(485,094,268)	(411,196,482)	(1,108,313,133)

Reserves recognised directly in shareholders' equity
Revaluation reserve
Revaluation of real estate and ducts infrastructure	37	—	(126,167,561)	—
Tax effect	20	—	31,541,890	—
Reassessement of the deferred tax liability related to the revaluation of assets(iv)		—	—	14,181,908

		—	(94,625,671)	14,181,908

Total earnings and reserves recognised directly in shareholders' equity		(485,094,268)	(505,822,153)	(1,094,131,225)
Income recognised in the income statement		325,617,355	422,911,743	5,820,066,802

Total income recognised		(159,476,913)	(82,910,410)	4,725,935,577

Attributable to non-controlling interests		41,386,647	30,370,142	257,155,531
Attributable to equity holders of the parent		(200,863,560)	(113,280,552)	4,468,780,046

(i)
Losses recorded in the years ended 31 December 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom's investments in Oi and Contax. Gains recognized in the year ended 31 December 2010 relate mainly to the impact of the appreciation of the Brazilian Real against the Euro on Portugal Telecom's former investment in Brasilcel, amounting to Euro 337 million.

(ii)
In 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss (Note 32) upon the completion of the disposal of this investment in January 2011. In 2010, this caption includes an amount of Euro 1,134,159,099 (Note 32) corresponding to the cumulative amount of foreign currency translation adjustments relating to the investment in Brasilcel that was reclassified to profit and loss upon the disposal of this investment in September 2010. In addition, this caption also includes Euro 31,940,853 in 2010 (Note 32) corresponding to portions of the cumulative amount of foreign currency translation adjustments that were reclassified to profit and loss following repayments of part of the investment in Brasilcel through share capital reductions occurred at this company during the first half of 2010.

(iii)
In 2012 and 2011, this caption includes costs of Euro 6 million and Euro 18 million, respectively, related to the tax effect on dividends received by Portugal Telecom under equity swap contracts over own shares and dividends received by Telemar Norte Leste regarding its investment in Portugal Telecom. In addition, in 2012, this caption includes a loss of Euro 14 million corresponding to the impact of recognizing at fair value a loan granted by an associated company to a third party.

(iv)
In 2010, this caption corresponds to the impact on deferred tax liabilities resulting from a reduction on the applicable tax rate.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2012 AND 2011

Euro

	Notes	2012	2011 Restated (Note 2)
ASSETS
Current Assets
Cash and cash equivalents		2,507,099,156	4,930,012,396
Short-term investments	24	880,194,809	738,112,198
Accounts receivable—trade	25	1,518,550,466	1,580,334,752
Accounts receivable—other	26	470,271,206	332,635,396
Inventories	27	141,514,547	133,506,967
Taxes receivable	28	409,174,905	374,500,400
Prepaid expenses	29	96,759,592	73,584,328
Judicial deposits	30	199,547,504	229,321,275
Other current assets	31	3,194,935	41,028,329
Non-current assets held for sale	32	62,634,567	—

Total current assets		6,288,941,687	8,433,036,041

Non-Current Assets
Accounts receivable—trade		380,879	1,225,001
Accounts receivable—other	26	22,916,932	22,096,000
Taxes receivable	28	66,971,235	56,406,992
Investments in group companies	33	408,274,726	533,444,415
Other investments	34	19,413,515	22,884,590
Goodwill	35	1,449,387,000	1,503,189,189
Intangible assets	36	3,640,126,087	4,126,609,728
Tangible assets	37	6,018,873,354	6,228,622,568
Post retirement benefits	14	11,415,335	13,620,935
Deferred taxes	20	1,184,140,639	1,247,784,040
Judicial deposits	30	950,726,173	854,761,888
Other non-current assets	31	34,175,455	132,710,054

Total non-current assets		13,806,801,330	14,743,355,400

Total assets		20,095,743,017	23,176,391,441

LIABILITIES
Current Liabilities
Short-term debt	38	1,712,752,887	3,291,558,305
Accounts payable	39	1,117,189,049	1,244,239,461
Accrued expenses	40	792,816,394	922,779,134
Deferred income	41	337,279,573	299,352,137
Taxes payable	28	445,632,973	411,776,877
Provisions	42	271,559,380	312,159,078
Other current liabilities	43	94,223,535	359,660,738

Total current liabilities		4,771,453,791	6,841,525,730

Non-Current Liabilities
Medium and long-term debt	38	9,385,752,988	8,989,400,331
Accounts payable	39	146,054,007	201,956,296
Taxes payable	28	312,630,917	314,374,825
Provisions	42	510,340,404	628,849,066
Post retirement benefits	14	932,835,606	1,004,065,628
Deferred taxes	20	922,009,795	1,052,457,228
Other non-current liabilities	43	260,621,195	401,589,580

Total non-current liabilities		12,470,244,912	12,592,692,954

Total liabilities		17,241,698,703	19,434,218,684

SHAREHOLDERS' EQUITY
Share capital	44	26,895,375	26,895,375
Treasury shares	44	(337,520,916)	(326,382,864)
Legal reserve	44	6,773,139	6,773,139
Reserve for treasury shares	44	6,970,320	6,970,320
Revaluation reserve	44	524,724,045	556,543,594
Other reserves and accumulated earnings	44	2,065,524,601	2,557,270,220

Equity excluding non-controlling interests		2,293,366,564	2,828,069,784
Non-controlling interests	21	560,677,750	914,102,973

Total equity		2,854,044,314	3,742,172,757

Total liabilities and shareholders' equity		20,095,743,017	23,176,391,441

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEARS ENDED 31 DECEMBER 2011 AND 2012

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends (Notes 22 and 44.5)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(54,718,768)	(1,172,706,089)
Antecipated dividends (Notes 22 and 44.5)						(184,799,868)	(184,799,868)	—	(184,799,868)
Changes in the consolidation perimeter	—	—	—	—	—	—	—	808,102,414	808,102,414
Portugal Telecom's shares acquired by Oi (Note 44.2)	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Revaluation of certain tangible assets (Note 44.5)	—	—	—	—	(94,625,671)	—	(94,625,671)	—	(94,625,671)
Realization of revaluation reserve	—	—	—	—	(42,114,137)	42,114,137	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(357,784,113)	(357,784,113)	(53,412,369)	(411,196,482)
Income recognized in the income statement	—	—	—	—	—	339,129,232	339,129,232	83,782,511	422,911,743

Balance as at 31 December 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,557,270,220	2,828,069,784	914,102,973	3,742,172,757

Dividends (Notes 22 and 44.5)	—	—	—	—	—	(371,937,439)	(371,937,439)	(103,118,022)	(475,055,461)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(19,817,232)	(19,817,232)
Corporate reestructuring at Oi (Notes1 and 44)	—	12,060,381	—	—	—	49,235,831	61,296,212	(271,876,616)	(210,580,404)
Portugal Telecom's shares acquired by Oi (Note 44.2)	—	(23,198,433)	—	—	—	—	(23,198,433)	—	(23,198,433)
Realization of revaluation reserve	—	—	—	—	(31,819,549)	31,819,549	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(431,136,596)	(431,136,596)	(53,957,672)	(485,094,268)
Income recognized in the income statement	—	—	—	—	—	230,273,036	230,273,036	95,344,319	325,617,355

Balance as at 31 December 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,065,524,601	2,293,366,564	560,677,750	2,854,044,314

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2012, 2011 AND 2010

Euro

	Notes	2012	2011	2010
OPERATING ACTIVITIES (Note 47.a)
Collections from clients		8,346,301,510	7,653,745,672	4,217,884,234
Payments to suppliers		(3,579,536,743)	(3,071,030,520)	(2,142,344,825)
Payments to employees		(1,111,039,110)	(1,052,530,685)	(657,641,753)
Payments relating to income taxes	47.b	(155,766,302)	(164,560,300)	(63,765,524)
Payments relating to post retirement benefits, net	14	(197,666,333)	(198,223,997)	(235,179,099)
Payments relating to indirect taxes and other	47.c	(1,728,169,403)	(1,392,247,645)	(215,112,767)

Cash flows from operating activities from continuing operations		1,574,123,619	1,775,152,525	903,840,266
Cash flows from operating activities from discontinued operations	32	—	—	603,033,383

Cash flows from operating activities(1)		1,574,123,619	1,775,152,525	1,506,873,649

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	47.d	409,230,930	97,492,590	6,602,876
Financial investments	47.e	2,555,061	170,819,847	4,443,356
Tangible and intangible assets	47.f	88,772,853	10,761,447	34,181,595
Interest and related income	47.g	217,115,072	339,561,933	85,588,733
Dividends	47.h	76,279,817	147,209,113	54,102,740
Other investing activities	47.i	5,220,627	40,530,444	510,002

		799,174,360	806,375,374	185,429,302

Payments resulting from:
Short-term financial applications	47.d	(549,279,356)	(301,661,547)	(326,770,774)
Financial investments	47.j	(5,176,694)	(2,265,668,045)	(3,654,405)
Tangible and intangible assets	47.k	(1,510,375,356)	(1,217,277,754)	(1,154,806,237)
Other investing activities	47.j	(1,658,574)	(30,996,476)	(1,413,736)

		(2,066,489,980)	(3,815,603,822)	(1,486,645,152)

Cash flows from investing activities related to continuing operations		(1,267,315,620)	(3,009,228,448)	(1,301,215,850)
Cash flows from investing activities related to discontinued operations	32	—	2,000,000,000	5,373,608,488

Cash flows from investing activities(2)		(1,267,315,620)	(1,009,228,448)	4,072,392,638

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	47.l	5,478,403,138	7,333,257,840	21,541,252,607
Subsidies		4,478,027	1,062,132	1,774,045
Other financing activities		—	897,290	245,539

		5,482,881,165	7,335,217,262	21,543,272,191

Payments resulting from:
Loans repaid	47.l	(6,391,633,542)	(5,878,028,282)	(21,341,949,798)
Interest and related expenses	47.g	(752,171,827)	(647,706,534)	(312,643,855)
Dividends	47.m	(642,871,535)	(1,206,055,463)	(1,451,951,875)
Acquisition of treasury shares	47.n	(23,198,433)	(86,819,821)	—
Other financing activities	47.o	(319,709,949)	(56,906,153)	(7,904,034)

		(8,129,585,286)	(7,875,516,253)	(23,114,449,562)

Cash flows from financing activities related to continuing operations		(2,646,704,121)	(540,298,991)	(1,571,177,371)
Cash flows from financing activities related to discontinued operations	32	—	—	(357,879,144)

Cash flows from financing activities (3)		(2,646,704,121)	(540,298,991)	(1,929,056,515)

Cash and cash equivalents at the beginning of the period		4,930,012,396	4,764,732,734	1,449,516,549
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(2,339,896,122)	225,625,086	3,650,209,772
Effect of exchange differences		(83,017,118)	(60,345,424)	47,474,641
Cash and cash equivalents of discontinued operations as at the date of disposal		—	—	(382,468,228)

Cash and cash equivalents at the end of the period	47.p	2,507,099,156	4,930,012,396	4,764,732,734

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction

a)    Parent company

        Portugal Telecom, SGPS, S.A. ("Portugal Telecom") and its subsidiaries ("Group", "Portugal Telecom Group", or "the Company") are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

        Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A., Telefones de Lisboa e Porto (TLP), S.A. ("TLP") and Teledifusora de Portugal, S.A. ("TDP"). As a result of the privatization process occurred between 1 June 1995 and 4 December 2000, Portugal Telecom's share capital is mainly owned by private shareholders. On 12 December 2000, Portugal Telecom, S.A. changed its name to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

        On 26 July 2011, Portugal Telecom's General Meeting of Shareholders approved an amendment to the Company's Bylaws that eliminated the special rights granted to the 500 Class A shares, the so-called "golden share" (Note 44.1).

        The shares of Portugal Telecom are traded on the Euronext Stock Exchange and, in the form of American Depository Shares, on the New York Stock Exchange.

b)    Corporate purpose

        Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia.

Portugal

        In Portugal, fixed line services are rendered by PT Comunicações, S.A. ("PT Comunicações") under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995, in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network"). PT Comunicações also renders Pay-TV services, through IPTV, FTTH and DTH platforms, and Internet Service Provider ("ISP") services to residential and small and medium size companies. In addition and following the merger of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime") in 2011, PT Comunicações renders data transmission services and is an ISP for large clients.

        Mobile services in Portugal are rendered by TMN—Telecomunicações Móveis Nacionais, S.A. ("TMN"), under a GSM license granted by the Portuguese State in 1992 for an initial period of 15 years, which was renewed in 2007 until 16 March 2022, and a UMTS license obtained on 19 December 2000 for an initial period of 15 years, renewable for an additional period of another 15 years. In December 2011, TMN acquired a fourth generation mobile license ("4G license"), under which it provides services as from 2012 through the Long Term Evolution ("LTE") technology, which represents an evolution from the GSM technology that allows for higher levels of bandwidth and speed. This license has an initial period of 15 years, renewable for an additional period of another 15 years.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

        In January 2013, Portugal Telecom launched the first quadruple play offer, through the brand name M4O, representing a fixed-mobile convergent service, including television, internet, fixed and mobile telephone services.

Brazil

        In Brazil, since March 2011, Portugal Telecom renders telecommunication services through the Oi Group and renders corporate and call center services through Contax, S.A. ("Contax") and its subsidiaries.

        Oi is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients, currently providing these services through Oi, S.A. and its subsidiaries (Exhibit II), as follows:

  •
  Telemar Norte Leste (100% owned by Oi, S.A.) renders fixed telecommunication services in Region I of Brazil;

  •
  TNL PCS, S.A. (100% owned by Telemar Norte Leste) renders mobile telecommunication services in Regions I and III of Brazil; and

  •
  Oi, S.A. (former Brasil Telecom) renders fixed telecommunication services in Region II of Brazil;

  •
  14 Brasil Telecom Celular, S.A. (100% owned by Oi, S.A.) renders mobile telecommunication services in Region II of Brazil; and

  •
  Several other holding and support companies render network services, data traffic services, financial services, services related to payment and credit systems and call center and telemarketing services.

        Portugal Telecom completed the acquisition of a direct and indirect stake of 25.3% in Telemar Norte Leste ("Telemar") for a total cash consideration of R$ 8,256 million, equivalent to Euro 3,647 million (Note 2.b), through: (1) the subscription of share capital increases undertaken, on 28 March 2011, by Telemar Participações, S.A. ("Telemar Participações"), the current controlling shareholder of the Oi group, Tele Norte Leste Participações, S.A. ("TNL"), the parent company of the Oi group at that time, and Telemar; and (2) the acquisition of 35% stakes in AG Telecom Participações, S.A. ("AG") and in LF Tel, S.A. ("LF"), the two main shareholders of Telemar Participações. This transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom, AG and LF, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

        The terms of the shareholders' agreements entered into by Portugal Telecom, AG and LF contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações on strategic financial and operating decisions relating to the activity of the Oi Group. Therefore, in accordance with the provisions of IAS 31 Interests in Joint Ventures ("IAS 31"), the Company concluded that it contractually shares the control of Telemar Participações and that therefore this company is a jointly controlled entity. Notwithstanding the option included in

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

IAS 31 to apply the equity method of accounting, Portugal Telecom, in line with the accounting policy used in previous years, has chosen to use the proportional consolidation method to recognize in the consolidated financial statements its investment in the jointly controlled entity Telemar Participações, which in turn fully consolidates the Oi Group. In connection with the acquisition process of the investment in Oi, Portugal Telecom acquired a direct and indirect interest in Telemar Participações of 25.6%, percentage that is considered in the proportional consolidation of this company and its controlled entities.

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

        Under this strategic partnership, it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom. Up to 31 December 2012, Oi acquired 89,651,205 shares of Portugal Telecom, representing 10.0% of the share capital. Portugal Telecom's share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 159 million as at 31 December 2012 (Note 44.2).

        Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. On 28 March 2011, Portugal Telecom concluded the acquisition of a 16.2% stake in CTX Participações S.A. ("CTX") for a consideration of R$ 181 million, equivalent to Euro 80 million (Note 2.b). As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect stake (25.8% via AG and LF) of 42.0% in CTX and an indirect stake of 14.1% in Contax. CTX, which controls and fully consolidates Contax, is proportionally consolidated in Portugal Telecom's financial statements, considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company.

        The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (Portugal Telecom's Business Process Outsourcing provider) by Contax, which was completed on 1 July 2011, as the Board of Directors and the Shareholders' Meetings of Dedic, CTX and Contax approved the following operations: (1) the exchange of Portugal Telecom's investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% stake in Contax held by Portugal Telecom for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million (Euro 22 million). As a result of these operations, Portugal Telecom's direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, its assets, liabilities and results were proportionally consolidated as from 1 July 2011, together with Contax. Additionally, a total goodwill of Euro 28 million (Note 35) was recorded, corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

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

        On 27 February 2012, the general meetings of TNL, Telemar, Coari Participações ("Coari") and Brasil Telecom S.A. ("Brasil Telecom") approved a corporate reorganization of the Oi Group (the "Corporate Reorganization"), following which the previous corporate structure composed by TNL, Telemar, Coari and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

  •
  The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

  •
  The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

  •
  The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

  •
  The distribution of redeemable shares of Brasil Telecom exclusively to shareholders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the computation of the exchange ratios considered in the mergers mentioned above. Taking into consideration the commitment underlying these operations, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including R$740 million payable to its former controlling shareholder Coari Participações (49.3%), which was fully owned by Telemar, and R$762 million payable to the former non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million (Note 21) as at the date of the deliberation, which amounted to Euro 81 million as at 31 December 2011 and was included under the caption "Other current liabilities" (Note 43).

        On 9 April 2012, in connection with the Corporate Reorganization explained above, Oi S.A. paid a total consideration of R$ 2,000 million (Note 47.o) related to the exercise of withdrawal rights by shareholders that required it. Also on 9 April 2012, in relation to the above mentioned distribution of redeemable shares of Brasil Telecom, Oi, S.A. paid to its former non-controlling shareholders prior to the mergers a total amount of R$ 762 million (Note 47.o).

        Following the completion of the Corporate Reorganization, Portugal Telecom's economic interest in Oi was held through: (1) a 17.70% interest held by Telemar Participações, which remained the controlling shareholder of the Oi Group, with 56.43% of the voting rights of Oi, S.A; (2) a 15.54%

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

interest held by Portugal Telecom, through its wholly-owned subsidiary Bratel Brasil, S.A.; and (3) 4.54% interests held by AG Telecom Participações, S.A. and by LF Tel, S.A.. Accordingly, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom and prior to the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.31% direct and indirect interest previously held in Telemar to a 23.25% direct and indirect interest in Oi, S.A. following the completion of the Corporate Reorganization. Portugal Telecom's interest in Telemar Participações (25.62%) did not change as a result of this transaction and therefore Portugal Telecom still proportionally consolidates the Oi Group based on this percentage.

        In connection with the Corporate Reorganization mentioned above, Portugal Telecom recorded a gain directly in shareholders' equity (before non-controlling interests) amounting to Euro 61 million, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the amount of R$ 2.0 billion paid by Oi regarding the exercise of withdrawal rights (Euro 211 million), net of the corresponding effect on non-controlling interests (Euro 19 million). This net gain of Euro 61.296.212 includes an amount of Euro 12,060,381 recognized under the caption "Treasury shares" (Note 44.2) and an amount of Euro 49,235,831 recognized under the caption "Other reserves and accumulated earnings" (Note 44.5). Since this restructuring did not involve the acquisition or loss of control of any of the companies involved in the restructuring process, as Telemar Participações remained the controlling shareholder and Portugal Telecom maintained its joint control over the Oi Group, this transaction was accounted for as an equity transaction, with the reduction of non-controlling interests being recorded as a gain directly in equity.

        Notwithstanding the Corporate Reorganization of the Oi Group, Portugal Telecom's Consolidated Statements of Income, Comprehensive Income and Cash Flows for the year ended 31 December 2012 include the results and cash flows of all Oi Companies since 1 January 2012.

Africa

        In Africa, the group renders fixed, mobile and other telecommunications related services essentially through Africatel Holding BV ("Africatel"). The Group provides services in Angola, mainly through its associated company Unitel, and in Namíbia, Mozambique, Cabo Verde and São Tomé, among other countries, primarily through its subsidiaries Mobile Telecommunications Limited ("MTC"), LTM—Listas Telefónicas de Moçambique ("LTM"), Cabo Verde Telecom and CST—Companhia Santomense de Telecomunicações, SARL ("CST").

Asia

        In Asia, the group renders fixed, mobile and other telecommunications related services essentially through Timor Telecom and Companhia de Telecomunicações de Macau, SARL ("CTM"). On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake held in CTM to Citic Telecom International Holdings Limited (CITIC Telecom) and as such this

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

investment was classified as a non-current asset held for sale as at 31 December 2012 (Notes 32 and 50). This transaction, which is conditional upon the satisfaction of a set of precedent conditions, provides that Portugal Telecom will receive total proceeds of USD 411.6 million, subject to certain cash-flow adjustments.

Discontinued operations (Note 32)

        On 27 September 2010, Portugal Telecom concluded the sale of its 50% stake in Brasilcel (the joint venture that controls Vivo) to Telefónica for a total consideration of Euro 7,500 million, having received Euro 4,500 million on that day, Euro 1,000 million on 30 December 2010, totaling Euro 5,500 million in 2010 (Note 32), and Euro 2,000 million on 31 October 2011 (Note 32), in accordance with the terms of the agreement reached with Telefónica. Portugal Telecom recognized a net gain of Euro 5,423 million (Note 32) on this sale.

        As a result of the sale of the investment in Brasilcel, Portugal Telecom's former Brazilian mobile business was classified as a discontinued operation and accordingly: (1) the earnings of this business in 2010 until the completion of the disposal were presented in the Consolidated Income Statement under the caption "Net income from discontinued operations"; and (2) cash flows from this business up to the date of disposal were presented in the Consolidated Statement of Cash Flows under captions of cash flows from discontinued operations, together with the proceeds obtained with the sale.

2. Basis of presentation

        The consolidated financial statements for the year ended 31 December 2012 were approved by the Board of Directors and authorized for issue on 14 March 2013.

        Consolidated financial statements are presented in Euros, which is the functional currency of Portugal Telecom and of a significant part of the Group's operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q.

        The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), and include all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") as at 31 December 2012, approved by the EU. For Portugal Telecom, no differences have been identified between IFRS as adopted by the EU and applied by Portugal Telecom as at 31 December 2012 and IFRS as published by the International Accounting Standards Board and in force as at the same date.

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

As at 31 December 2012

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

Interests in joint ventures (Exhibit II)

        Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Financial investments are classified as jointly controlled entities if the agreements clearly demonstrate the existence of joint control.

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

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        Following the acquisition of the investments in Oi and Contax, which are classified as jointly controlled entities in accordance with IAS 31, Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings and cash flows as from 1 April 2011.

Investments in associates (Exhibit III)

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

        Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with Portugal Telecom's accounting policies. Under this method, investments in associated companies are carried at cost in the Consolidated Statement of Financial Position, adjusted periodically for the Group's share in the results of the associated company, recorded under the caption "Equity in earnings of associated companies, net" (Note 33), and for the Group's share in other changes in shareholders' equity of those same associated companies, recorded as gains or losses directly in the Consolidated Statement of Comprehensive Income. In addition, these financial investments are adjusted for any impairment losses that may occur.

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

        Goodwill related to subsidiaries and jointly controlled entities is recognized under the caption "Goodwill" (Note 35) and is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period. Goodwill related to associated companies is recognised under the caption "Investments in group companies" (Note 33). These investments are also tested for impairment losses.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

b)    Changes in the consolidated Group

Acquisitions

        In 2011, following the acquisition of direct and indirect stakes in Telemar and Contax concluded on 28 March 2011, as mentioned above, Portugal Telecom performed a preliminary assessment of the fair value of the assets acquired and liabilities assumed under these businesses combinations. During the first quarter of 2012, Portugal Telecom obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, the Company restated its Consolidated Statement of Financial Position as of that date, in order to reflect those changes as if they had been recognized on the acquisition date (Note 4.2). The detail of the fair value of net assets proportionally consolidated in Portugal Telecom's

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

Statement of Financial Position related to Telemar (25.6%), Contax (42.0%) and its controlling shareholders and the goodwill recorded in connection with these transactions is as follows:

	Carrying value	Fair value adjustments(i)	Fair value
	Euro million
Assets	9,275	1,555	10,830
Cash and cash equivalents (Note 47.j)	1,504	—	1,504
Short-term investments	192	—	192
Current accounts receivable	767	—	767
Current taxes receivable	300	—	300
Current judicial deposits (Note 30)	208	—	208
Goodwill (Note 35)	18	—	18
Intangible assets (Note 36)	2,012	1,527	3,539
Tangible assets (Note 37)	2,632	—	2,632
Deferred taxes (Note 20)	658	28	686
Non-current judicial deposits (Note 30)	776	—	776
Post retirement benefits (Note 14)	11	—	11
Other(ii)	197	—	197
Liabilities	6,756	764	7,520
Short-term debt	656	—	656
Current accounts payable	303	—	303
Current accrued expenses	367	—	367
Current taxes payable	318	—	318
Current provisions (Note 42)	213	—	213
Medium and long-term debt	3,092	—	3,092
Non-current taxes payable(iii)	312	—	312
Non-current provisions (Note 42)	594	83	677
Post retirement benefits (Note 14)	63	—	63
Deferred taxes (Note 20)	353	519	873
Other(iv)	484	161	645

Net assets acquired	2,519	792	3,310
Non-controlling interests (Note 21)	710	106	815

Net assets acquired attributable to equity holders of the parent	1,809	686	2,495
Treasury shares acquired (Note 44.2)(v)	61	—	61

Sub-total based on the exchange rate prevailing as at 31 March 2011(vi)	1,870	686	2,557

Sub-total based on the exchange rate considered in the purchase price(vi)	1,905	699	2,604
Goodwill (Note 35)(vii)			1,123

Purchase price (Note 47.j)			3,728

(i)
The nature of the fair value adjustments is described in more detail below.

(ii)
This caption includes primarily prepaid expenses and non-current taxes receivable.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

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

(v)
As at 31 March 2011, Oi had a 3.1% stake in Portugal Telecom. This investment, which was acquired under the strategic partnership entered into between Portugal Telecom and Oi (Note 1), was recorded as treasury shares under Portugal Telecom's Consolidated Statement of Financial Position.

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

        The fair value of the net assets acquired of Oi, Contax and its controlling shareholders was determined through various measurement methods for each type of asset or liability, based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining the fair value of the net assets acquired. The fair value adjustments relate primarily to: (1) the mobile licenses held by TNL PCS, S.A. ("TNL PCS") for Regions I and III and by 14 Brasil Telecom Celular, S.A. ("Brasil Telecom Celular") for Region II, which are amortized up to 2038, the end of the first renewal period of these licenses; (2) the fixed line concessions held by Telemar Norte Leste for Region I and by Oi, S.A. (former Brasil Telecom) for Region II, which are amortized up to 2025, the end of the initial period of these concessions; (3) the customer base of Oi's mobile operations and Contax, which are amortized, on a linear basis, based on the estimated average period of customer retention for each business; and (4) the fair value of Oi's contingent liabilities

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

regarding contractual obligations and civil, labor and tax proceedings. The detail of these fair value adjustments is as follows:

	Oi	Contax	Total
	Euro million
Carrying value	1,797	11	1,809

Fair value adjustments:
Intangibles
Mobile licenses and fixed line concessions	1,191	—	1,191
Customer base	171	165	336
Contingent liabilities and contratual obligations	(244)	—	(244)
Tax effect	(435)	(56)	(491)
Non-controlling interests	(33)	(73)	(106)

	650	36	686

Treasury shares acquired	61	—	61

Fair value of net assets acquired based on the exchange rate prevailing as at 31 March 2011	2,509	48	2,557

Fair value of net assets acquired based on the exchange rate considered in the purchase price	2,555	49	2,604

Goodwill (Note 35)	1,092	31	1,123

Purchase price (Notes 1 and 47.j)	3,647	80	3,728

        For a better understanding of the changes in the Consolidated Income Statement, which in 2012 includes the contribution of Oi, Contax and its controlling shareholders since 1 January while in 2011 includes that contribution only as from 1 April, the table below provides a summary of the contribution

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

of Oi, Contax and its controlling shareholders for Portugal Telecom's net income attributable to equity holders of the parent in the three months period ended 31 March 2012:

Income Statement(i)	1Q12
Euro million
REVENUES (Note 6)	936
COSTS, EXPENSES AND LOSSES
Wages and salaries (Note 8)	188
Direct costs (Note 9)	177
Costs of products sold	6
Marketing and publicity	13
Supplies, external services and other expenses (Note 11)	221
Indirect taxes (Note 13)	52
Provisions and adjustments	37
Depreciation and amortisation	161
Post retirement benefits	1
Net losses on disposals of fixed assets	1
Other costs, net	4

Income before financial results and taxes	74
Net interest expenses (Note 16)	66
Net other financial expenses	15

Income (loss) before taxes	(7)
Income taxes (Note 20)	(13)

Net income (loss) (before non-controlling interests)	6
Income attributable to non-controlling interests	3

Net income attributable to equity holders of Portugal Telecom	2

(i)
Although the 31 December 2012 statutory financial statements of Oi, S.A. include twelve months of the former Brasil Telecom (now Oi, S.A.) and only ten months of Telemar and TNL as from 1 March 2012 (the date these companies were merged into the new Oi, S.A.), following the approval of the Corporate Reorganization on 27 February 2012, the Income Statement for the three months period ended 31 March 2012 presented in the table above and Portugal Telecom's Consolidated Income Statement for the year ended 31 December 2012 include the results of all Oi Companies since 1 January 2012. This Income Statement presented above also includes the results of Contax and the controlling shareholders. In addition, the financial statements of Oi and Contax were adjusted in order to comply with Portugal Telecom's accounting policies, estimates and criteria, including the amortization of intangible assets recognized under the purchase price allocation.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        The contribution of Oi, Contax and its controlling shareholders for Portugal Telecom's net income attributable to equity holders of the parent in the years ended 31 December 2012 and 2011 were negative in Euro 4 million and Euro 32 million, respectively. Such contributions differ from the net income included in the financial statements of those companies, primarily due to the impact of the recognition in profit and loss of the fair value adjustments described above. The detail of such contribution is as follows:

Income Statement	2012	2011
	Euro million
REVENUES (Note 6)	3,515	2,768
COSTS, EXPENSES AND LOSSES
Wages and salaries	687	505
Direct costs	635	521
Costs of products sold	45	32
Marketing and publicity	52	48
Supplies, external services and other expenses	833	597
Indirect taxes	203	146
Provisions and adjustments	82	135
Depreciation and amortisation	625	545
Post retirement benefits	6	5
Other costs, net	(15)	2

Income before financial results and taxes	360	231
Net interest expenses	286	175
Net other financial expenses	47	70

Income (loss) before taxes	27	(15)
Income taxes	20	7

Net income (loss) (before non-controlling interests)	7	(22)
Income attributable to non-controlling interests	11	10

Net loss attributable to equity holders of Portugal Telecom	(4)	(32)

        The pro-forma of Portugal Telecom's consolidated operating revenues and net income before non-controlling interests for the year ended 31 December 2011 as if Oi, Contax and its controlling holdings had been proportionally consolidated as from 1 January 2011 would be as follows:

	Reported figures	Oi and Contax effect	Pro-forma information
	Euro million
Operating revenues	6,147	890	7,037
Net income (before non-controlling interests)	423	(75)	348

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

        As at 31 December 2012 and 2011, the contribution of Oi, Contax and its controlling shareholders for Portugal Telecom's Consolidated Statement of Financial Position and the goodwill generated as a result of the acquisition of the investments in these companies are as follows:

	2012	2011
	Euro million
Cash and cash equivalents	518	1,288
Short-term investments	254	275
Current accounts receivable	794	798
Current taxes receivable	337	287
Current judicial deposits	200	229
Goodwill	66	75
Intangible assets	2,883	3,326
Tangible assets	2,440	2,573
Post retirement benefits	10	12
Deferred taxes	612	653
Non-current judicial deposits	951	855
Other	212	172

Total assets	9,275	10,542

Short-term debt	317	601
Current accounts payable	458	362
Current accrued expenses	303	361
Current taxes payable	363	338
Current provisions	174	220
Medium and long-term debt	3,406	3,281
Non-current taxes payable	313	311
Non-current provisions	507	619
Post retirement benefits	83	74
Deferred taxes	645	776
Other	356	631

Total liabilities	6,924	7,574

Non-controling interests	344	694

Net assets	2,007	2,275

Goodwill recorded under the acquisitions of Oi and Contax	958	1,075

Total	2,965	3,350

        In April 2011, as mentioned above, Contax acquired an investment in Allus for an amount of R$245 million (Note 1), equivalent to R$103 million based on the stake proportionally consolidated by Portugal Telecom. This investment was proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 30 April 2011. The fair value of net assets proportionally

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

consolidated as at 30 April 2011 and the goodwill recorded in connection with this transaction are as follows:

	Brazilian Reais	Euro
	Million
Assets	94	40
Current assets(i)	41	18
Intangible assets (Note 36)	31	13
Tangible assets (Note 37)	16	7
Other	5	2
Liabilities	59	25
Current liabilities	46	19
Medium and long-term debt	13	5
Other	1	0

Net assets acquired	35	15
Goodwill (Note 35)	68	29

Acquisition price (Note 47.j)	103	44

(i)
This caption includes cash and cash equivalents amounting to Euro 2 million, which were included in the Consolidation Statement of Cash Flows under the caption "Cash receipts resulting from financial investments" (Note 47.j).

Other corporate transactions

        As explained in Note 1, on 1 July 2011, the Board of Directors and the Shareholders' Meetings of Dedic, Contax and CTX approved the following operations: (1) the exchange of Portugal Telecom's investment in Dedic/GPTI for a 7.6% stake in Contax; (2) the exchange of a 1.3% Portugal Telecom's stake in Contax for an additional 3.7% stake in CTX; and (3) the disposal by Portugal Telecom to CTX of a 2.0% stake in Contax for a total amount of R$49.7 million. All these operations were recorded at fair value, including the exchange of the investment in Dedic and GPTI for an investment in Contax, which was recorded based on the related fair value attributed to the terms of the exchange. As a result of these operations, a total goodwill of Euro 28 million was recorded (Note 35), corresponding to the difference between the fair value and the carrying amount of the net assets acquired by both Portugal Telecom and Contax. Basically, this goodwill represents the synergies resulting from the integration of these entities, since both operate in the call center business.

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

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

consolidated as at 30 June 2011 and were then integrated in Contax and proportionally consolidated as from 1 July 2011, based on the Company's 44.4% effective stake in CTX, is as follows:

30 Jun 2011
Euro million
Assets
Cash and cash equivalents	3
Accounts receivable	74
Goodwill (related to GPTI acquisition completed in 2010)	54
Intangible assets (Note 36)	16
Tangible assets (Note 37)	46
Deferred taxes (Note 20)	22
Other	8

223

Liabilities
Gross debt	21
Accounts payable	19
Accrued expenses	19
Taxes payable	12
Provisions	9

79

        Except for the transactions mentioned above, there were no other relevant changes in the consolidation Group during the years ended 31 December 2012 and 2011.

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

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

c)     Tangible assets

        In 2008, Portugal Telecom changed the accounting policy regarding the measurement of real estate properties and ducts infra-structure from the cost model to the revaluation model, since it believes the latter better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has adopted the policy to revise the revalued amount every 3 years.

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

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amortization period of tangible assets is monitored annually and adjusted whenever necessary to reflect its economic useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates used correspond to the following estimated average economic useful lives:

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

As at 31 December 2012

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

        Intangible assets include mainly the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses and concessions related rights, mainly at Oi and TMN, and software licenses.

        Intangible assets are amortised on a straight-line basis from the month they are available for use, during the estimated economic useful lifes or contractual periods if lower (including additional renewal periods if applicable), as follows:

Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
Telecommunications licenses and concessions:
—UMTS license owned by TMN	Period of the license plus one renewal period (until 2030)
—LTE license owned by TMN	Period of the license plus one renewal period (until 2041)
—Oi's fixed concessions (held by Telemar and Oi, S.A.)	Period of the concessions (until 2025)
—Oi's mobile licenses (held by TNL PCS and Brasil Telecom Celular)	Period of the license plus one renewal period (until 2038)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 - 6
Other intangible assets	3 - 8

        The renewal period of the licenses depends basically on the companies meeting certain pre-defined goals or obligations set out in the agreements under which those licenses were initially obtained.

e)     Real estate investments

        Real estate investments, which are included under the caption "Other investments" (Note 34), consist primarily of buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of business (exploration, service render or sale).

        These investments are stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation (straight-line basis) and accumulated impairment losses, if any. Expenditures

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in the Consolidated Income Statement of the period.

        Real estate investments are depreciated on a straight-line basis, during their expected useful lives (Note 3.c).

f)     Impairment of tangible and intangible assets

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

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

        Obligations for dismantling and removal costs are recognised from the month the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c and 43). The amount of the obligation is discounted, being the corresponding effect of time value recognised in net income, under the caption "Net interest expense".

h)    Pension and pension supplement benefits

        Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, S.A. ("PT SI") are responsible to pay pension supplements to a group of employees. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1.1).

        Oi, S.A. and its subsidiaries sponsor private pension plans and other post retirement benefits for their employees, which are managed by two foundations and include both defined contribution and defined benefit plans (Note 14.2).

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

        Liabilities stated in the Consolidated Statement of Financial Position correspond to the difference between the Projected Benefit Obligation ("PBO") deducted from the fair value of fund assets and any prior years' service gains or losses not yet recognised.

        For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

        Contributions made under defined contribution pension plans are determined based on actuarial calculations, when applicable, and recognised in net income when incurred. Under these plans, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current and prior years, the sponsor does not have the legal or constructive obligation of making additional contributions.

i)     Post retirement health care benefits

        Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after the retirement date, health care expenses to a group of employees and its relatives. This health care plan is

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS"). In 2004, the Group established PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A. ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 14.1.2).

        Oi, S.A. and its subsidiaries manage a defined benefit plan intended to provide medical care to retirees and survivor pensioners.

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

As at 31 December 2012

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

  (iii)    Bank loans (Note 38)

          Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest and other financial costs, which are computed based on the effective interest rate and include the recognition of upfront fees, are recognised when incurred.

  (iv)    Accounts payable (Note 39)

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (v)    Derivative financial instruments and hedge accounting (Note 45)

          The activities of the Group are primarily exposed to financial risks related to changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to contract

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

  derivative financial instruments to hedge those risks, subject to detailed analysis of related economics and Executive Committee approval.

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

  (vii)    Cash and cash equivalents and short term investments (Note 24)

          Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared. In the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

  Consolidated Statement of Cash Flows, cash and cash equivalents also include overdrafts recognised under the caption "Short-term debt", when applicable.

          Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

  (viii)    Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain telecommunications equipments were sold to certain entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintained the legal possession of this equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore was exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company's financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 31), and current and non-current liabilities include the future payments under the lease contract (Note 43).

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

As at 31 December 2012

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

As at 31 December 2012

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

        Revenues from Pay-TV and mobile telephony services result essentially from and are recognised as follows:

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

        The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for equipment, accessories and discounts on subsequent purchases of telecommunications services. Portugal Telecom splits the consideration received in the initial transaction between the revenue related to traffic and the loyalty points earned by the customer, recognizing a deferred income measured at fair value for the award credits, taking into consideration the expected points to be redeemed. Deferred income is then recognized as revenue when award credits are redeemed or expire.

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

As at 31 December 2012

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

        The effect of translation differences is recognised in shareholders' equity under the caption "Cumulative foreign currency translation adjustments" and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of Portugal Telecom's investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translation differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

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

s)     Consolidated Statement of Cash Flows

        The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. The Group classifies as "Cash and cash equivalents" all highly liquid investments, with original maturity of up to three months and an insignificant risk of change in fair value. The "Cash and cash equivalents" item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under "Short-term debt".

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

        Cash flows are classified in the Consolidated Statement of Cash Flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily acquisitions and disposals of financial investments, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments relating to interest and related expenses, acquisition of treasury shares and payments of dividends to shareholders.

t)     Subsequent events (Note 50)

        Events occuring after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

        The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances on which the estimate was based, or as a result of new information or more experience. The main accounting judgments and estimates reflected in the consolidated financial statements are as follows:

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

  (b)
  Goodwill impairment analysis—Portugal Telecom tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The use of this method requires the estimate of future cash flows expected to arise from the continuing operation of the cash generating unit, the choice of a growth rate to extrapolate cash flow projections and the estimate of a suitable discount rate for each cash generating unit. The key assumptions used in these goodwill impairment analysis are disclosed in Note 35.

  (c)
  Valuation and useful life of intangible and tangible assets—Portugal Telecom has made assumptions in relation to the potential future cash flows resulting from separable intangible assets acquired as part of business combinations, which include expected future revenues,

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

    discount rates and useful life of such assets. Portugal Telecom has also made assumptions regarding the useful life of tangible assets (Note 3.c).

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

  (e)
  Assessment of the fair value of financial instruments—Portugal Telecom chooses an appropriate valuation technique for financial instruments not quoted in an active market based on its best knowledge of the market and the assets. In this process, Portugal Telecom applies the valuation techniques commonly used by market practitioners and uses assumptions based on market rates. The financial instruments for which no quoted price is available in an active market are disclosed in Note 45.3.

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

  (g)
  Deferred taxes—The Group recognizes and settles income taxes based on the results of operations determined in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are different from the amounts calculated for IFRS purposes. In accordance with IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. The Company regularly assesses the recoverability of deferred tax assets and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

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

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates

4.1 Accounting policies

        During the year ended 31 December 2012, the following standards, revised standards or interpretations adopted by the European Union became effective, although their adoption had no impact in Portugal Telecom's consolidated financial statements:

  •
  Amendments to IFRS 7 Financial Instruments: Disclosures

        The following standards, revised standards or interpretations issued by the IASB have already been adopted by the European Union but their mandatory application dates set by the EU occur only in subsequent years:

  •
  Amendments to IFRS 7 Financial Instruments: Disclosures issued in October 2010, which increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. These amendments are applicable for annual periods beginning on or after 1 January 2013;

  •
  Amendments to IAS 1 Presentation of Financial Statements issued in June 2011 require additional disclosures to be made in the statement of comprehensive income such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. These amendments are applicable as from 1 January 2013;

  •
  Amendments to IAS 19 Employee Benefits issued in June 2011, which include primarily: (i) the elimination of an option to defer the recognition of actuarial gains and losses, known as the 'corridor method'; (ii) streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity's day-to-day operations; (iii) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to when participating in those plans; and (iv) the change in the calculation of the expected return on assets, based on the discount rates used for benefit obligations instead of the long-term rate of return previously determined. This standard is effective for annual periods beginning on or after 1 January 2013. The Company is assessing the impacts resulting from the adoption of this revised standard, which at least shall include a lower expected return on assets, although it should also be mentioned that Portugal Telecom already recognizes actuarial gains and losses directly in shareholders' equity;

  •
  Amendments to IFRS 1 issued in December 2010, which provide relief for first-time adopters of IFRS from having to reconstruct transactions that occurred before their date of transition to IFRS and provide guidance for entities emerging from severe hyperinflation either to resume presenting IFRS financial statements or to present IFRS financial statements for the first time. These amendments, which are not applicable to Portugal Telecom, are effective as from

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

    1 January 2012 and 1 January 2013 in accordance with the dates set by the IASB and the EU, respectively;

  •
  Amendments to IAS 12 Income Taxes issued in December 2010, which provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under these amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. These amendments, which are not applicable to Portugal Telecom, are effective as from 1 January 2012 and 1 January 2013 in accordance with the dates set by the IASB and the EU, respectively;

  •
  Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011, which establish requirement disclosures regarding the offsetting of financial assets and financial liabilities and are effective as from 1 January 2014;

  •
  IFRS 10 Consolidated Financial Statements issued in May 2011, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control. IFRS 10 replaces the consolidation requirements in SIC 12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is applicable as from 1 January 2013 (1 January 2014, in accordance with the date set by the EU);

  •
  IFRS 11 Joint Arrangements issued in May 2011, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportional consolidation method. This standard, which supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures, is effective for annual periods beginning on or after 1 January 2013 (1 January 2014, in accordance with the date set by the EU). Upon the adoption of this new standard, Portugal Telecom will not be able to proportionally consolidate its jointly controlled entities, including primarily Oi and Contax, the contribution of which to Portugal Telecom's Consolidated Income Statement and Statement of Financial Position is detailed in Note 2.b;

  •
  IFRS 12 Disclosure of Interests in Other Entities issued in May 2011, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

    financial statements. This standard is applicable as from 1 January 2013 (1 January 2014, in accordance with the date set by the EU), and the company is still assessing the impacts of its adoption;

  •
  Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011, following the above mentioned standards issued on May 2011. These amendments are also applicable as from 1 January 2013 (1 January 2014, in accordance with the date set by the EU); and

  •
  IFRS 13 Fair Value Measurement issued in May 2011, which establishes a single source of guidance for fair value measurement under IFRS. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date". The company is still assessing the impacts of the adoption of this standard, which is applicable as from 1 January 2013.

        The IASB issued the following standards, revised standards or interpretations that were not yet adopted by the European Union, the mandatory adoption date of which set by the IASB occurs in subsequent years:

  •
  Amendments to IFRS 10, IFRS 12 and IAS 27 issued on 31 October 2012, which apply to a particular class of business that qualify as investment entities. The IASB uses the term 'investment entity' to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. These amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. These amendments are effective for annual periods beginning on or after 1 January 2014 and the company is still assessing the impacts of the adoption of these amendments;

  •
  Amendments to IFRS 10 transition guidance of Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities issued in June 2012, which clarify the transition guidance in IFRS 10 and also provide additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, these amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied;

  •
  Amendments to IFRS 1 First Time Adoption of IFRS issued in March 2012, which relate to loans obtained from government entities at a below market interest rate, and give first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition. These amendments, which are effective for annual periods beginning on or after 1 January 2013, are not applicable to Portugal Telecom;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

  •
  IFRS 9 Financial Instruments Measurement issued in November 2009, which introduces new requirements for the classification and measurement of financial assets. Subsequently, in October 2010, IFRS 9 was amended to include the requirements for the classification and measurement of financial liabilities and for derecognition. Portugal Telecom is still assessing the impacts of the adoption of this standard which is effective for annual periods beginning on or after 1 January 2015; and

  •
  Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011, which introduced new disclosure requirements with the purpose of providing better information to the users of financial statements regarding the effects on the company's financial position resulting from offsetting financial assets and financial liabilities, increasing the level of disclosure for transactions related to the transfer of financial assets.

4.2 Changes in estimates

        As mentioned in Portugal Telecom's 2011 annual report, following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, Portugal Telecom obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, the Company restated its Consolidated Statement of Financial Position as of that date, in order to reflect those changes as if they had been recognized on the acquisition date. Portugal Telecom has concluded during the first quarter of 2012 the assessment of contingent liabilities and recognised a total amount of Euro 233 million as at 31 December 2011 related to the fair value of contingent liabilities regarding contractual obligations and civil, labor and tax proceedings. In addition, during the year ended 31 December 2012, Portugal Telecom revised the useful life of certain tangible fixed assets of the Portuguese telecommunications business, including primarily certain transmission equipments, which resulted in a reduction of depreciation expenses by Euro 19 million in that year.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

        The impacts of the restatement made to the Consolidated Statement of Financial Position as at 31 December 2011 are as follows:

	Statement reflecting the preliminary purchase price allocation	Impacts of the changes to the preliminary purchase price allocation	Restated statement reflecting the final purchase price allocation
	Euro
ASSETS
Current Assets	8,433,036,041	—	8,433,036,041

Non-Current Assets
Goodwill	1,297,490,731	205,698,458	1,503,189,189
Intangible assets	4,126,609,728	—	4,126,609,728
Tangible assets	6,228,622,568	—	6,228,622,568
Deferred taxes	1,220,882,009	26,902,031	1,247,784,040
Other non-current assets	1,637,149,875	—	1,637,149,875

Total non-current assets	14,510,754,911	232,600,489	14,743,355,400

Total assets	22,943,790,952	232,600,489	23,176,391,441

LIABILITIES
Current Liabilities
Provisions	282,487,720	29,671,358	312,159,078
Other current liabilities	6,529,366,652	—	6,529,366,652

Total current liabilities	6,811,854,372	29,671,358	6,841,525,730

Non-Current Liabilities
Provisions	579,396,803	49,452,263	628,849,066
Other non-current liabilities	247,479,376	154,110,204	401,589,580
Other	11,562,254,308	—	11,562,254,308

Total non-current liabilities	12,389,130,487	203,562,467	12,592,692,954

Total liabilities	19,200,984,859	233,233,825	19,434,218,684

SHAREHOLDERS' EQUITY
Equity excluding non-controlling interests	2,828,069,784	—	2,828,069,784
Non-controlling interests	914,736,309	(633,336)	914,102,973

Total equity	3,742,806,093	(633,336)	3,742,172,757

Total liabilities and shareholders' equity	22,943,790,952	232,600,489	23,176,391,441

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements

        As at 31 December 2012 and 2011, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2012	2011
Argentine peso	6.4879	5.5683
Australian dollar	1.2712	1.2723
Botswana pula	10.2717	9.6704
Brazilian real	2.7036	2.4159
British pound	0.8161	0.8353
Canadian dollar	1.3137	1.3215
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renmimbi	8.2207	8.1588
Danish krone	7.4610	7.4342
Hong Kong dollar	10.2260	10.0510
Hungarian forint	292.3000	314.5800
Japanese yen	113.6100	100.2000
Kenyan shilling	113.6003	109.9168
Macao pataca	10.5328	10.3525
Moroccan dirham	11.1526	11.0952
Mozambique metical	39.2400	34.9600
Namibian dollar	11.1727	10.4830
Norwegian krone	7.3483	7.7540
São Tomé dobra	24,500.0	24,500.0
South African rand	11.1727	10.4830
Swedisk krone	8.5820	8.9120
Swiss franc	1.2072	1.2156
Ugandan shilling	3,549.2	3,208.9
US dollar	1.3194	1.2939

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements (Continued)

        During the years ended 31 December 2012, 2011 and 2010, income statements of subsidiaries expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2012	2011	2010
Argentine peso	5.8869	5.7591	5.2000
Botswana pula	9.8156	9.5133	9.0274
Brazilian real	2.5084	2.3265	2.3315
Cape Verde escudo	110.2650	110.2650	110.2650
CFA franc	655.9570	655.9570	655.9570
Chinese Yuan Renmimbi	8.1052	8.9960	8.9718
Hungarian forint	289.2500	279.3700	275.4800
Kenyan shilling	109.3349	122.8537	105.2131
Macao pataca	10.2645	11.1619	10.6125
Moroccan dirham	11.1061	11.2677	11.1623
Mozambique metical	36.3700	40.5400	45.3431
Namibian dollar	10.5511	10.0970	9.6981
São Tomé dobra	24,500.0	24,500.0	24,500.0
Swiss franc	1.2053	1.2326	1.3802
Ugandan shilling	3,250.3	3,501.2	2,883.0
US dollar	1.2848	1.3920	1.3259

6. Revenues

        The contribution of reportable segments to consolidated revenues in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
Telecommunications in Portugal (Note 7.a)(i)	2,676,916,113	2,868,688,041	3,102,159,717
Services rendered (Note 3.p)	2,532,665,557	2,726,419,561	2,918,735,659
Sales	107,428,368	115,138,271	146,489,093
Other revenues	36,822,188	27,130,209	36,934,965

Telecommunications in Brazil—Oi (Note 7.b)(ii)	3,037,905,715	2,409,199,493	—
Services rendered (Note 3.p)	2,817,121,891	2,297,480,556	—
Sales	56,920,290	12,028,870	—
Other revenues	163,863,534	99,690,067	—

Other businesses(iii)	883,983,010	868,957,187	640,094,121
Services rendered	844,176,898	835,386,776	597,288,304
Sales	34,318,206	14,288,268	19,126,757
Other revenues	5,487,906	19,282,143	23,679,060

	6,598,804,838	6,146,844,721	3,742,253,838

(i)
For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.a).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

6. Revenues (Continued)

(ii)
As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011. For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.b).

(iii)
In 2012, the increase of Euro 15 million in the contribution of other businesses to consolidated revenues relates mainly the impact of the proportional consolidation of Contax in the first quarter of 2012 (Euro 148 million), which was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in the first half of 2011 (Euro 134 million), as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of Portugal Telecom's interest in this business for an additional stake in Contax (Note 2.b). Excluding the impact of these changes in the consolidation perimeter, the contribution of other businesses to consolidated revenues would have remained broadly stable, as higher contributions from Timor Telecom and MTC were offset by a lower contribution from Contax, since the impact of the depreciation of the Brazilian Real against the Euro more than offset an increase on a constant currency basis mainly due to the positive effects of the consolidation of Allus and Dedic/GPTI, respectively, as from 1 May and 1 July 2011. In 2011, the increase in the contribution of other businesses to consolidated revenues relates mainly to (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 359 million) and (2) improved revenue performance at MTC (mobile operator in Namibia) and Timor Telecom, effects that were partially offset by a lower contribution from Dedic/GPTI, as this business was fully consolidated until 30 June 2011 and then integrated in Contax.

        Revenue is recognized in accordance with principles referred to in Note 3.p). Services rendered include mainly revenue derived from (1) fixed line and international telecommunications services, including billed and interconnection revenues, (2) Pay-TV services, including monthly subscription fees and rental of equipment, (3) mobile telecommunications services, including usage of network, interconnection fees, roaming, pre-paid cards and wireless broadband, and (4) advertising in directories. Sales correspond mainly to the disposals of terminal equipment, including fixed telephones, modems, TV boxes and terminal mobile equipment. Other revenues include mainly the Company's portal's advertising revenues, benefits from contractual penalties imposed on customers, rental of equipments and other own infra-structures and revenues resulting from consultancy projects.

        Revenues in 2012, 2011 and 2010 by geographic area are as follows:

	2012	2011	2010
	Euro
Portugal	2,745,121,320	2,932,085,657	3,176,056,481
Brazil(i)	3,515,235,497	2,901,881,154	261,672,665
Other	338,448,021	312,877,910	304,524,692

	6,598,804,838	6,146,844,721	3,742,253,838

(i)
This caption includes revenues from Oi and Contax totalling Euro 3,515 million in 2012 and Euro 2,768 million in 2011 (Note 2.b), an increase of Euro 747 million reflecting primarily the impact of the proportional consolidation in the first quarter of 2012, amounting to Euro 936 million (Note 2.b), partially offset by the impact of the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

6. Revenues (Continued)

  depreciation of the Brazilian Real against the Euro. In addition, in 2011 this caption also includes Euro 134 million corresponding to the impact of the full consolidation of Dedic/GPTI business up to 30 June 2011, which as from that date was integrated in Contax. In 2010, this caption corresponds to the full consolidation of Dedic/GPTI business.

  7. Segment reporting

          The operating segments as at 31 December 2012 and 2011, based on the manner the Board of Directors reviews and assesses the performance of the Group's businesses, are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil—Oi. There is no difference between operating and reportable segments.

          The operating segment named "Telecommunications in Portugal" includes wireline and TMN.

          The operating segment named "Telecommunications in Brazil—Oi" includes Oi, S.A., the parent company of the Oi Group, Telemar Norte Leste and the subsidiaries of both these companies. Portugal Telecom discloses Oi as an operating segment since the Company's management currently reviews and assesses its performance periodically. The results of this segment were proportionally consolidated as from 1 April 2011.

          In addition to the above mentioned reportable segments, the Group has other businesses that do not comply individually or together with any of the quantitive thresholds that would require a disclosure as a reportable segment. These businesses relate primarily to the following Group companies: (1) Contax, which renders BPO and contact centre services; (2) MTC, Cabo Verde Telecom and Timor Telecom, which render wireline and mobile telecommunications services; and (3) certain Portuguese support companies, namely PT—Sistemas de Informação, Portugal Telecom Inovação, PT Pro Serviços Administrativos e de Gestão Partillhados and PT Contact—Telemarketing e Serviços de Informação.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  a)    Telecommunications in Portugal

          Financial information of this reportable segment for the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
REVENUES(i)
Services rendered—external customers (Note 6)	2,532,665,557	2,726,419,561	2,918,735,659
Services rendered—inter-segment	13,237,131	13,549,575	14,859,164
Sales—external customers (Note 6)	107,428,368	115,138,271	146,489,093
Sales—inter-segment	1,687,799	1,137,761	2,950,652
Other revenues—external customers (Note 6)	36,822,188	27,130,209	36,934,965
Other revenues—inter-segment	8,662,045	8,623,453	4,485,632

	2,700,503,088	2,891,998,830	3,124,455,165

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	241,778,227	252,457,557	274,983,361
Direct costs (Note 9)	457,091,120	480,297,290	535,052,022
Commercial costs(ii)	292,158,529	318,304,226	345,003,890
Supplies, external services and other expenses (Note 11)(iii)	508,734,534	535,438,223	591,830,390
Depreciation and amortisation(iv)	681,159,324	703,169,318	681,638,261
Post retirement benefits, net	51,796,911	53,917,498	38,145,723
Work force reduction and settlement costs	867,969	34,003,038	142,543,090
Net gains on disposals of fixed assets	(3,525,138)	(556,261)	(2,490,280)
Other costs (gains), net(v)	(23,494,632)	16,613,077	102,657,831

	2,206,566,844	2,393,643,966	2,709,364,288

Income before financial results and taxes	493,936,244	498,354,864	415,090,877

(i)
The composition of total revenues by customer segment for the years ended 31 December 2012, 2011 and 2010 is as follows:

			Euro million
	2012	2011	2010
Residential	712	682	647
Personal	688	768	865
Enterprise	896	982	1,080
Wholesale, other and eliminations	405	459	533

	2,701	2,892	3,124

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  In 2012, the reduction in total revenues is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 86 million), impacted by pricing and consumption pressure on both SME and large companies, significant cut back on the public administration and postponement of investment decisions by large corporate customers; (2) revenue decline in the Personal customer segment (Euro 80 million), as a result of lower customer revenues (Euro 56 million) reflecting challenging economic conditions and pricing pressure, lower interconnection revenues, following the negative impact of the decline in Mobile Termination Rates ("MTRs"), and lower sales; and (3) a reduction in revenues from wholesale and other businesses (Euro 54 million), as a result of lower accesses and traffic revenues, a decline in public phones and lower revenues from the directories business (Euro 11 million). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 29 million), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance of Meo's double and triple play offers. The reduction in 2011, as compared to 2010, reflects primarily: (1) revenue decline in the Personal customer segment (Euro 97 million), as a result of lower equipment sales (Euro 12 million), lower interconnection revenues (Euro 29 million) and lower customer revenues (Euro 55 million) reflecting challenging economic conditions, the impact of a VAT increase and increased popularity of tribal plans; (2) the decline in the Enterprise segment (Euro 97 million), as a result of public administration freeze of relevant projects and also lower interconnections revenues; and (3) lower revenues associated with the wholesale and other businesses (Euro 74 million), including a negative impact from the directories business (Euro 20 million). These negative effects were partially offset by an increase in revenues from Residential customer segment (Euro 35 million), namely Pay-TV and broadband revenues, which are underpinned by the success of Meo's double and triple-play offers.

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses. The reduction in 2012 is primarily explained by: (1) lower costs of goods sold, due to lower equipment sales, lower subsidies and also lower average cost of handsets as a result of favourable contracts signed with key suppliers; (2) lower commissions, which was a solid performance as it was achieved against a backdrop of continued customer growth, thus reflecting lower churn; and (3) lower marketing and publicity expenses, due to a strong focus on cost efficiency. The reduction in 2011 is primarily explained by the decrease in direct costs is primarily explained by a reduction in interconnection costs, mainly due to the decrease in regulated MTRs, and the decline in the directories business, which more than offset higher programming costs due to the continued growth of pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV is reaching critical mass.

(iii)
This caption includes supplies and external services costs, provisions, indirect taxes and other costs.

(iv)
In 2012, the decrease in depreciation and amortization costs reflects primarily the swap of TMN's 2G equipment for LTE (4G) enabled equipment, which led to an accelerated depreciation of 2G equipment up to 30 June 2011, and the impact resulting from the revision of the useful life of certain tangible assets undertaken in 2012. The increase in 2011 over 2010 is primarily explained by the impact of the investments made in the roll-out of the pay-TV service.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

(v)
Other gains in 2012, as mentioned in Note 15, include an estimated net compensation receivable from the Portuguese State for prior years costs supported by PT Comunicações with the universal service obligation under the Concession Agreement, which explains the change in this caption as compared to the year 2011. In 2010, as also mentioned in Note 15, other costs include non-recurring provisions and adjustments that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions.

        Capital expenditures in tangible and intangible assets for this reportable segment amounted to Euro 555 million in 2012, Euro 647 million in 2011 and Euro 657 million in 2010. The reduction in 2012 reflected: (1) lower costumer related capital expenditures, mainly due to lower unitary equipment costs, lower net additions of costumers and lower churn across the pay-tv and broadband services, and (2) lower infra-structure capital expenditures, explained by the strong investments made during the 2008-2011 period in the development of the FTTH network, the modernization of the 2G network and the reinforcement of 3G and 3.5G networks in terms of capacity and coverage, and notwithstanding the investments in the development of the 4G LTE network in 2012. Capital expenditures in the Portuguese telecommunication businesses have been directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE. The reduction in 2011 reflected a decline in capital expenditures from residential customer segment due to a decrease in customer related capital expenditures as a result of: (1) a lower number of set-top boxes per fibre TV customer as compared to ADSL; (2) lower unitary cost of set-top boxes, optical network terminators and home gateways, and (3) improved refurbishment rates of set-top boxes. These effects were partially offset by an increase in capital expenditures related to the mobile network, explained by investments in the swap of TMN's 2G equipments for LTE (4G) enabled equipments and investments in capacity of existing 3G and 3.5G networks, namely in urban areas. In addition to the above mentioned capital expenditures, this business segment incurred in one-off capital expenditures totalling Euro 136 million in 2011and Euro 227 million in 2010, as detailed in Notes 36 and 37.

        As at 31 December 2012 and 2011, the total staff in this segment was 7,637 and 7,535 employees, respectively.

b)    Telecommunications in Brazil—Oi

        Financial information of this reportable segment for the year ended 31 December 2012 and the nine months period between 1 April and 31 December 2011, which was proportionally consolidated in

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

Portugal Telecom's Income Statement (based on the 25.6% interest held in Telemar Participações), is as follows:

	2012	2011
	Euro
REVENUES
Services rendered—external customers (Note 6)	2,817,121,891	2,297,480,556
Sales—external customers (Note 6)	56,920,290	12,028,870
Other revenues—external customers (Note 6)	163,863,534	99,690,067
Other revenues—inter-segment	4,181,473	2,917,385

	3,042,087,188	2,412,116,878

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	248,684,844	163,243,344
Direct costs	630,173,022	517,527,789
Commercial costs	240,284,522	174,426,926
Supplies, external services and other expenses	1,013,972,714	809,288,452
Depreciation and amortisation	578,210,753	512,203,623
Post retirement benefits, net	6,438,817	4,516,002
Net gains on disposals of fixed assets	(29,877,164)	(8,711,820)
Other costs, net	11,364,037	10,136,238

	2,699,251,545	2,182,630,554

Income before financial results and taxes	342,835,643	229,486,324

        As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011, which explains the increase across all captions in 2012 as compared to 2011, partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2012.

        Oi's revenues stood at Euro 3,042 million in 2012, as compared to Euro 2,412 million in the nine months period between 1 April and 31 December 2011, an increase of Euro 630 million reflecting primarily the effect of the proportional consolidation in the first quarter of 2012 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 241 million). Adjusting for these effects, the contribution of Oi to Portugal Telecom's consolidated operating revenues in 2012 would have increased by Euro 83 million as compared to 2011, mainly due to an increase in sales and other operating revenues (Euro 86 million), partially offset by a reduction in services rendered (Euro 3 million). The increase in sales reflects Oi's return to the handset market, in line with its strategy to focus on the high-value segment. The decrease in service revenues is primarily explained by (1) the impact of lower residential revenues, due to lower fixed voice revenues and notwithstanding the positive contribution of broadband and pay-TV revenues in the last couple of quarters, which was offset by (2) an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher revenues from 3G services.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Also adjusted for the impacts of the proportional consolidation in the first quarter of 2012 and the depreciation of the Brazilian Real against the Euro in 2012, Oi's consolidated income before financial results and taxes would have presented an increase, primarily as a result of: (1) a reduction in provisions and adjustments, reflecting both lower provisions for contingencies and lower adjustments for bad debt; and (2) an increase in net sales and other operating revenues. These effects were partially offset by: (1) an increase in supplies and external services, mostly due to higher sales, increased content costs for pay-TV and higher expenses for logistics related to the new handset marketing strategy; (2) higher personnel costs as a result of increased staff levels and organisational restructuring, including new region commercial structures in order to improve regional operational performance; and (3) a gain recorded in the third quarter of 2011 related to the recognition of a reimbursement to be received from Sistel regarding the surplus of a post retirement benefits plan.

        Capital expenditures in tangible and intangible assets for this reportable segment increased from Euro 444 million in the nine months period between 1 April and 31 December 2011 to Euro 630 million in 2012. This performance reflects primarily the effect of the proportional consolidation in the first quarter of 2012 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 50 million). Adjusting for these effects, Oi's contribution to consolidated capital expenditures would have increased by Euro 114 million mainly due to the investments in expanding broadband and 3G coverage during the year 2012. In addition to the above mentioned capital expenditures, Oi made a non-recurring investment in June 2012 in the acquisition of 4G licenses for a total amount of Euro 41 million, as referred to in Note 36.

        As at 31 December 2012 and 2011, the total staff in this segment was 9,412 and 7,892 employees, respectively (considering the 25.6% stake used in the proportional consolidation).

c)     Reconciliation of revenues and net income and information by geographic area

        In 2012, 2011 and 2010, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2012	2011	2010
	Euro
Revenues relating to reportable segments	5,742,590,276	5,304,115,708	3,124,455,165
Revenues relating to other businesses(i)	1,485,091,326	1,441,145,339	1,088,297,486
Elimination of intragroup revenues(i)	(628,876,764)	(598,416,326)	(470,498,813)

Total consolidated revenues	6,598,804,838	6,146,844,721	3,742,253,838

(i)
As mentioned above, other businesses include primarily Contax, MTC, Cabo Verde Telecom, Timor Telecom and certain Portuguese support companies, the performance of which is monitored by the management on a standalone basis. The increase in revenues relating to other business in the year ended 31 December 2012 is primarily explained by

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  (1) the impact of the proportional consolidation of Contax in the first quarter of 2012, which was proportionally consolidated as from 1 April 2011, and (2) improved revenue performance of MTC (mobile operator in Namibia) and Timor Telecom. These effects were partially offset by a lower contribution from Dedic/GPTI, as this business was fully consolidated only until 30 June 2011 and then integrated in Contax. The higher level of eliminations in 2012, as compared to 2011, is primarily related to the elimination of call centre and other corporate services rendered by Contax to Oi, as these companies were proportionally consolidated only as from 1 April 2011. The increase in revenues relating to other business in 2011 reflects mainly (1) the impact of the proportional consolidation of Contax as from 1 April 2011 (Euro 469 million) and (2) improved revenue performance at MTC (mobile operator in Namibia) and Timor Telecom, effects that were partially offset by a lower contribution from Dedic/GPTI (Euro 128 million), as this business was fully consolidated only until 30 June 2011 and then integrated in Contax.

          In the years ended 31 December 2012, 2011 and 2010, the reconciliation between net income before financial results and taxes of reportable segments and Group's consolidated net income is as follows:

	2012	2011	2010
	Euro
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal	493,936,244	498,354,864	415,090,877
Telecommunications in Brazil—Oi	342,835,643	229,486,324	—
Income before financial results and taxes relating to other businesses(i)	22,380,126	16,168,950	(1,334,473)

Consolidated income before financial results and taxes	859,152,013	744,010,138	413,756,404
Financial gains (losses):
Net interest expenses (Note 16)	(498,835,624)	(297,114,673)	(185,044,935)
Net foreign currency exchange losses (Note 17)	(2,246,163)	(18,146,031)	(6,814,213)
Net losses (gains) on financial assets and other investments (Note 18)	(3,875,511)	577,737	1,860,287
Equity in earnings of associated companies, net (Note 33)	209,674,551	209,183,860	141,709,104
Net other financial expenses (Note 19)	(90,647,087)	(107,402,475)	(33,300,530)
Income taxes (Note 20)	(147,604,824)	(108,196,813)	(77,525,848)

Net income	325,617,355	422,911,743	254,640,269

Net income from discontinued operations (Note 32)	—	—	5,565,426,533
Net income (before non-controlling interests)	325,617,355	422,911,743	5,820,066,802

(i)
The improvement in this caption is primarily explained by (1) the improvement in the earnings of certain international operations, namely MTC and Timor Telecom, and (2) the impact of the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  proportional consolidation of Contax in the first quarter of 2012, as this business was consolidated only as from 1 April 2011. Losses recorded in 2010 under this caption reflect mainly expenses incurred in the third quarter, amounting to Euro 25 million, in connection with the acquisition of the investments in Oi and Contax, as mentioned in Note 15.

          Total assets, liabilities and tangible and intangible assets by geographic area as at 31 December 2012 and 2011 and capital expenditures for tangible and intangible assets in the years ended 31 December 2012 and 2011 are as follows:

	2012
	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets(iii)
	Euro
Portugal(i)	8,377,834,205	9,897,518,716	3,409,453,244	641,345,418	572,229,726
Brazil(ii)	10,480,552,976	7,081,825,656	2,439,961,486	2,882,541,630	655,358,875
Other	1,237,355,836	262,354,331	169,458,624	116,239,039	89,239,535

	20,095,743,017	17,241,698,703	6,018,873,354	3,640,126,087	1,316,828,136

	2011
	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets(iii)
	Euro
Portugal(i)	10,332,630,890	11,656,558,167	3,498,585,410	686,876,860	660,819,438
Brazil(ii)	11,736,577,629	7,571,197,343	2,572,891,593	3,325,891,061	482,918,619
Other	1,107,182,922	206,463,174	157,145,565	113,841,807	80,083,124

	23,176,391,441	19,434,218,684	6,228,622,568	4,126,609,728	1,223,821,181

(i)
The decrease in total assets and total liabilities from operations in Portugal is primarily explained by the repayment of the 1,300 million Eurobond issued in March 2005.

(ii)
The lower contribution from Brazilian businesses across all balance sheet captions is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro.

(iii)
Total capital expenditures in 2012 and 2011 include capital expenditures for tangible assets, amounting to Euro 1,139 million and Euro 1,049 million (Note 37), respectively, and capital expenditures for intangible assets amounting to Euro 178 million and Euro 175 million (Note 36), respectively. In addition to these amounts, the Group recognized certain one-off capital expenditures in tangible and intangible assets, as disclosed in Notes 36 and 37.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

8. Wages and salaries

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
Salaries	878,493,245	771,408,966	507,131,463
Social security	170,266,849	174,072,680	101,981,635
Health care benefits related to active employees	29,857,350	24,768,398	8,138,338
Trainning	2,563,829	6,098,169	7,163,740
Other(i)	21,185,732	44,127,242	12,700,446

	1,102,367,005	1,020,475,455	637,115,622

(i)
This caption includes mainly costs from Oi and Contax related to transportation expenses and personnel selection and recruitment expenses.

        In 2012, the increase in this caption relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 188 million—Note 2.b), as these business were proportionally consolidated only as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in the first half of 2011, as this business was integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 84 million, wages and salaries would have decreased by Euro 2 million, reflecting primarily (1) a decline at the operating segment "Telecommunications in Portugal" (Euro 11 million—Note 7.a), due to lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the end of 2011, and (2) a lower contribution from Contax, explained mainly by a reduction in staff and also the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by a higher contribution from Oi (Euro 22 million), reflecting increased staff levels and a reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance, which more than offset the impact of the depreciation of the Brazilian Real against the Euro.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

9. Direct costs

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
Telecommunications costs(i)	816,617,956	729,640,282	312,919,690
Programming costs(ii)	123,391,025	120,025,530	115,781,049
Leasings of sites(i)	53,007,512	45,352,281	22,608,474
Directories(iii)	28,561,952	38,194,685	50,248,451
Other(iv)	70,787,810	79,061,672	46,001,437

	1,092,366,255	1,012,274,450	547,559,101

(i)
In 2012, 2011 and 2010, these captions include costs related to operating leases totalling Euro 108,395,327, Euro 92,317,816 and Euro 44,538,490, respectively (Note 12).

(ii)
This caption relates basically to the programming costs incurred by the Pay-TV operation in Portugal, reflecting the continued growth of these services and notwithstanding the decline in costs per customer, as Pay-TV is reaching critical mass.

(iii)
The reduction in this caption is directly related to the decline of the directories business.

(iv)
This caption includes primarily mobile contents and the increase occurred in 2011 relates primarily to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011.

        In 2012, the increase of Euro 80 million in total consolidated direct costs is primarily explained by the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 177 million (Note 2.b). Adjusting for this effect, direct costs would have decreased by Euro 97 million in 2012, primarily as a result of: (1) a reduction in the Portuguese telecommunication businesses (Euro 23 million—Note 7.a), as a result of lower traffic costs at TMN, explained by the impact of the regulatory MTR cuts and a reduction of roaming interconnection costs, and lower costs associated with the directories business, which more than offset the higher programming costs due to the continued growth of pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV business reached critical mass; and (2) a lower contribution from Oi (Euro 63 million), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 50 million) and also a reduction in interconnection costs due to lower VU-M tariffs.

        In 2011, the increase in total consolidated direct costs is primarily explained by the impact of the proportional consolidation of Oi as from 1 April 2011, amounting to Euro 521 million (Note 2.b), partially offset by a lower contribution from the operating segment "Telecommunications in Portugal" (Euro 55 million), as a result of a decrease in interconnection costs, due to lower MTRs, and the decline in the directories business.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

10. Costs of products sold

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
Costs of products sold	187,843,504	175,720,765	180,819,046
Increases in adjustments for inventories (Note 42)	5,751,812	3,532,983	2,667,642
Reductions in adjustments for inventories (Note 42)	(10,526,575)	(9,378,626)	(3,592,773)

	183,068,741	169,875,122	179,893,915

        In 2012, the increase of Euro 13 million in this caption reflects primarily a higher contribution from Oi (Euro 12 million), explained by increased commercial activity, translated into higher sales, the impact of the proportional consolidation in the first quarter of 2012 (Euro 6 million) and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro (Euro 3 million). The decrease in 2011 reflects mainly a lower contribution from the operating segment "Telecommunications in Portugal" (Euro 38 million), in line with the decline in sales, which more than offset the impact of the proportional consolidation of Oi as from 1 April 2011, amounting to Euro 32 million (Note 2.b).

11. Supplies, external services and other expenses

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
Maintenance and repairs	380,434,863	347,252,300	145,966,906
Support services	243,818,396	237,489,708	123,073,847
Commissions	260,953,962	216,666,335	131,953,259
Specialized work	221,928,843	198,757,611	93,771,359
Electricity	128,723,893	110,842,723	48,243,912
Operating leases (Note 12)	90,432,578	75,518,065	48,134,257
Other	148,912,865	94,855,979	133,376,136

	1,475,205,400	1,281,382,721	724,519,676

        In 2012, the increase of Euro 194 million in this caption reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 221 million (Note 2.b), partially offset by the contribution of Dedic/GPTI in the first half of 2011, amounting to Euro 30 million. Excluding the impact of these changes in the consolidation perimeter, totaling Euro 192 million, this caption would have increased by Euro 2 million, reflecting (1) a higher contribution from Oi, mainly due to higher third party expenses and commission expenses and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

11. Supplies, external services and other expenses (Continued)

notwithstanding the impact of the depreciation of the Brazilian Real against the Euro, partially offset by (2) a lower contribution from the Portuguese telecommunication businesses, reflecting mainly lower maintenance and repair expenses, support services and other third party services, benefiting from the roll out of Portugal Telecom's more efficient and reliable FTTH network, the extensive field force transformation programme and also several cost cutting initiatives undertaken in Portuguese operations (Note 7.a).

        In 2011, the increase in total consolidated supplies, external services and other expenses is primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 597 million (Note 2.b), partially offset by a reduction in the operating segment "Telecommunications in Portugal" (Euro 48 million), reflecting the strict operational and cost discipline on external supplies, and a lower contribution from Dedic/GPTI (Euro 21 million), which was fully consolidated only until 30 June 2011 and then integrated in Contax.

12. Operating leases

        In the years ended 31 December 2012, 2011 and 2010, operating lease costs were recognised under the following captions:

	2012	2011	2010
	Euro
Direct costs (Note 9)	108,395,327	92,317,816	44,538,490
Supplies, external services and other expenses (Note 11)(i)	90,432,578	75,518,065	48,134,257

	198,827,905	167,835,881	92,672,747

(i)
This caption relates mainly to rentals of property and leases of transportation equipment.

        As at 31 December 2012, the Company's obligations under non-cancellable operating lease contracts mature as follows:

Euro
2013	43,947,242
2014	26,556,083
2015	20,010,461
2016	17,210,121
2017	15,698,401
2018 and following years	44,040,850

167,463,158

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

13. Indirect taxes

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
Spectrum fees(i)	101,892,879	81,019,498	30,493,286
Other(ii)	145,138,500	106,441,262	14,924,960

	247,031,379	187,460,760	45,418,246

(i)
This caption includes primarily spectrum fees from TMN and, since 1 April 2011, from Oi's mobile operations.

(ii)
The increase in this caption in 2012 relates primarily to the proportional consolidation of Oi in the first quarter of 2012, and includes mainly indirect taxes related to the funds "FUST" (fund to improve the general access to telecommunications services) and "FUNTEL" (National Telecommunications Fund), Value Added Tax expenses, concessions fees and other municipal, federal and state taxes in Brasil. The increase in this caption in 2011 relates primarily to the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 91 million.

        In 2012, the increase of Euro 60 million in indirect taxes reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 52 million (Note 2.b), and, adjusting for this effect, a higher contribution from Oi amounting to Euro 4 million, reflecting higher Fistel fees and other indirect taxes and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro. The increase in 2011 is primarily explained by the impact of the proportional consolidation of Oi, Contax and its controlling shareholders as from 1 April 2011, totalling Euro 146 million (Note 2.b).

14. Post retirement benefits

14.1.  Portuguese Operations

        As referred to in Note 3, PT Comunicações and PT SI sponsor defined benefits plans under which these companies grant pension supplements to retired and active employees, healthcare services to retired employees and elegible relatives and salaries to suspend and pre-retired employees until retirement age.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        The actuarial valuations of Portugal Telecom's defined benefits plans related to Portuguese operations as at 31 December 2012, 2011 and 2010 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2012	2011	2010
Financial assumptions
Discount rate for responsabilities with:
Pension supplements	3.00%	4.75%	4.75%
Salaries to suspended and pre-retired	2.00%	3.75%	3.75%
Healthcare	4.00%	4.75%	4.75%
Salary growth rate for responsabilities with:
Pension supplements and healthcare	1.75%	1.75%	1.75%
Salaries to suspended and pre-retired	0% - 1.75%(i)	0% - 1.75%(i)	1.75%
Pension growth rate	GDP linked	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Applicable	Not applicable
Inflation rate	2.00%	2.00%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Expected return on assets	6.00%	6.00%	6.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	PA (90)m adjusted	AM (92)	AM (92)
Females	PA (90)f adjusted	AF (92)	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Disability table (Swiss Reinsurance Company)	25%	25%	25%
Active employees with spouses under the plan	35%	35%	35%
Turnover of employees	Nil	Nil	Nil

(i)
For salaries payable between 2013 and 2017, the salary growth rate ranges from 0% to 1% depending on the amount of the salary. As from 2018, the salary growth rate is 1.75% for all situations.

        The changes in actuarial assumptions reflect mainly changes occurred in market conditions.

        The discount rate was computed based on long-term yield rates of Euro Zone high-rating corporate bonds as of the date of the Consolidated Statement of Financial Position for durations comparable to the liabilities for pension supplements, salaries and health care benefits (between 4 and 15 years).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        The rate of return on long-term fund assets was estimated based on historical information on the return of each category of fund assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

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

        In the years ended 31 December 2012 and 2011, the total impact of changes in actuarial assumptions was a net loss of Euro 136,624,616 and a net gain of Euro 19,426,453 (Note 14.6), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

        The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 21 million as at 31 December 2012, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 71 million (Euro 58 million) as at 31 December 2012.

        The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would be a decrease (increase) of post retirement benefit costs in the year 2012 by approximately Euro 3 million, corresponding to the increase (decrease) in expected return on assets, and the impact of an increase (decrease) by 1% in the health care cost trend rate would be an increase (decrease) of post retirement benefits costs in the year 2012 by approximately Euro 4 million (Euro 3 million).

14.1.1.  Pension and supplement benefits

        As referred to in Note 3.h, PT Comunicações is responsible for the payment of pension supplements to retired and active employees. These liabilities, which were estimated based on actuarial valuations, are as follows:

  a)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, S.A. ("Marconi", a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a supplemental pension benefit ("Marconi Complementary Fund"). In addition, PT Comunicações contributes to the fund "Fundo de Melhoria Marconi" with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

  b)
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

As at 31 December 2012

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

        As at 31 December 2012 and 2011, plans from PT Comunicações and PT SI covered 19,879 and 19,624 beneficiaries, respectively, of which approximately 63% and 64% were non-active, respectively.

        Based on the actuarial reports, the benefits obligations and the fair value of the pension funds as at 31 December 2012 and 2011 were as follows:

	2012	2011
	Euro
Projected benefits obligations	127,330,646	121,564,812
Pension funds assets at fair value	(99,529,441)	(98,480,548)

Unfunded pension obligations	27,801,205	23,084,264
Prior years' service gains(i)	3,583,825	4,541,608

Net liabilities recognized (Note 14.3)	31,385,030	27,625,872

(i)
This caption refers to the component of the prior years' service gains or losses resulting from the changes in the benefits granted under pension supplement plans related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (9 years).

        During the years ended 31 December 2012 and 2011, the movement in the projected benefits obligations related to pensions supplements was as follows:

	2012	2011
	Euro
Opening balance of the projected benefits obligations	121,564,812	129,890,253
Payments of benefits and contributions
Benefits paid by the Company (Note 14.4)	(983,643)	(1,109,982)
Benefits paid by the funds	(9,392,359)	(9,692,964)
Post retirement benefits
Service cost	459,098	484,444
Interest cost	5,364,577	5,741,453
Work force reduction costs	83,981	10,245
Net actuarial losses (gains)	10,029,807	(3,758,637)
Transfers between plans (Note 14.1.3)	204,373	—

Closing balance of the projected benefits obligations	127,330,646	121,564,812

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        As at 31 December 2012 and 2011, the fair value of the portfolio of pension funds was as follows:

	2012		2011
	Amount	%	Amount	%
	Euro
Equities	19,922,371	20.0%	19,994,550	20.3%
Bonds	60,201,161	60.5%	58,907,519	59.8%
Property(i)	2,545,908	2.6%	2,713,542	2.8%
Cash, treasury bills, short-term stocks and other assets	16,860,001	16.9%	16,864,937	17.1%

	99,529,441	100.0%	98,480,548	100.0%

(i)
During the year ended 31 December 2011, in connection with the transfer of unfunded pension obligations to the Portuguese State, Portugal Telecom acquired from the pension funds real estate properties that were previously rented to Group companies and recognised them under the caption "Tangible fixed assets" for an amount of Euro 3 million (Note 37).

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

        During the years ended 31 December 2012 and 2011, the movement in the plan assets was as follows:

	2012	2011
	Euro
Opening balance of the plan assets	98,480,548	109,335,604
Actual return on assets	9,341,252	(2,812,092)
Payments of benefits	(9,392,359)	(9,692,964)
Contributions made by the Company (Note 14.4)	1,100,000	1,650,000

Closing balance of the plan assets	99,529,441	98,480,548

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2012, 2011 and 2010 is presented below:

	2012	2011	2010
	Euro
Service cost	459,098	484,444	4,129,105
Interest cost	5,364,577	5,741,453	134,434,975
Expected return on plan assets	(5,633,800)	(6,278,854)	(104,871,000)
Amortization of prior years' service gains(i)	(662,156)	(664,094)	(1,071,344)
Prior years' service gains recognized in the period(ii)	—	—	(31,215,000)

Current pension cost (Note 14.5)	(472,281)	(717,051)	1,406,736

Work force reduction costs	83,981	10,245	279,299
Prior years' service gains (extraordinary amortization)	(295,627)	(12,281)	(3,120,673)
Loss recognized as a result of the transfer to CGA(iii)	—	—	7,492,956

Curtailment cost (Note 14.5)	(211,646)	(2,036)	4,651,582

Total pension cost	(683,927)	(719,087)	6,058,318

(i)
In 2012 and 2011, this caption corresponds to the annual amortization of unrecognized prior year service gains obtained in previous years.

(ii)
The prior year service gain recognized in 2010 is related to the Law 3B/2010 that changed the way the pension is computed, leading to reduced benefits.

(iii)
This caption corresponds to the difference between the value of the pension obligations transferred to the Portuguese State using actuarial assumptions agreed between both parties and the value of these same obligations using Portugal Telecom's actuarial assumptions.

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in Shareholders' Equity,

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

and presented in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2012 and 2011, the movement in accumulated net actuarial losses was as follows:

	2012	2011
	Euro
Opening balance	122,034,192	116,701,883
Change in actuarial assumptions (Note 14.6)	17,533,583	(374,801)
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefits obligations related(i)	(7,503,776)	(3,383,836)
Assets related	(3,707,452)	9,090,946

Closing balance	128,356,547	122,034,192

(i)
Differences between actual data and actuarial assumptions related to the PBO results mainly from updated information regarding beneficiaries.

14.1.2.  Health care benefits

        As referred to in Note 3.i, PT Comunicações sponsored the payment of post retirement health care benefits to certain suspended employees, pre-retired employees and retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company's Health Care Plans.

        These plans, sponsored by PT Comunicações, include all employees hired by PT Comunicações until 31 December 2000 and by Marconi until 1 February 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

        As at 31 December 2012 and 2011, healthcare plans from PT Comunicações and PT SI covered 24,011 and 24,401 beneficiaries related to employees and former employees, of which approximately 76% in both years were non-active. In addition, as at 31 December 2012 and 2011, these plans also covered 10,853 and 11,036 beneficiaries related to relatives of employees and former employees.

        The financing of the Health Care Plan comprises defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        Based on the actuarial reports, the benefit obligation and the fair value of the health care fund and prior year's service gains not yet recognized as at 31 December 2012 and 2011 are as follows:

	2012	2011
	Euro
Projected benefits obligations	375,360,964	352,564,459
Plan assets at fair value	(299,865,329)	(246,214,842)

Unfunded obligations	75,495,635	106,349,617
Prior years' service gains(i)	11,370,881	12,222,435

Net liabilities recognized (Note 14.3)	86,866,516	118,572,052

(i)
This caption refers to the component of the prior years' service gains resulting from the changes in the health care plan made in 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees.

        During the years ended 31 December 2012 and 2011, the movement in the projected benefits obligations was as follows:

	2012	2011
Opening balance of the projected benefits obligations	352,564,459	342,490,660
Benefits paid by the Company (Note 14.4)	(19,000,416)	(17,964,841)
Post retirement benefits costs
Service cost	3,051,844	3,042,635
Interest cost	16,358,642	15,871,525
Work force reduction costs	(167,331)	186,854
Net actuarial losses	22,553,766	8,937,626

Closing balance of the projected benefits obligations	375,360,964	352,564,459

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        As at 31 December 2012 and 2011, the fair value of the portfolio of the Company's autonomous fund to cover post retirement health care benefits obligations was as follows:

	2012		2011
	Amount	%	Amount	%
	Euro
Equities(i)	75,277,597	25.1%	41,289,896	16.8%
Bonds(ii)	88,178,641	29.4%	89,155,632	36.2%
Cash, treasury bills, short-term stocks and other assets(iii)	136,409,091	45.5%	115,769,314	47.0%

	299,865,329	100.0%	246,214,842	100.0%

(i)
As at 31 December 2012 and 2011, this caption corresponds to investments in shares of Banco Espírito Santo (Note 48).

(ii)
As at 31 December 2012 and 2011, this caption includes investments in bonds of Portugal Telecom amounting to Euro 66 million (Note 48) and Euro 56 million (Note 48), respectively.

(iii)
As at 31 December 2012 and 2011, this caption includes mainly investments in the private equity funds "Ongoing International Capital Markets" and "Ongoing International Private Equity" totalling Euro 104 million and Euro 79 million, respectively, which are managed by Global investment Opportunities SICAV, formerly Ongoing International SICAV (Note 48).

        During the years ended 31 December 2012 and 2011, the movement in plan assets was as follows:

	2012	2011
	Euro
Opening balance of the plan assets	246,214,842	338,810,084
Actual return on assets(i)	74,473,916	(69,303,386)
Refunds (Note 14.4)(ii)	(20,823,429)	(23,291,856)

Closing balance of the plan assets	299,865,329	246,214,842

(i)
In 2012, the performance of plan assets was impacted by the increase on the fair value of equities and other investments, while in 2011 the performance was significantly impacted by the reduction in fair value of equity and bond investments.

(ii)
This caption corresponds to refunds of expenses paid on account by PT Comunicações.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic post retirement health care cost (gain) in 2012, 2011 and 2010 is presented below:

	2012	2011	2010
	Euro
Service cost	3,051,844	3,042,635	3,027,076
Interest cost	16,358,642	15,871,525	17,933,044
Expected return on plan assets	(14,284,623)	(19,827,477)	(24,332,838)
Prior years' service gains	(857,553)	(858,263)	(865,000)

Current cost (gain) (Note 14.5)	4,268,310	(1,771,580)	(4,237,718)
Work force reduction program (gains) costs	(167,331)	186,854	2,694,286
Prior years' service costs (gains) (extraordinary amortization)	5,999	(6,302)	—

Curtailment (gains) cost (Note 14.5)	(161,332)	180,552	2,694,286

Health care cost (gain)	4,106,978	(1,591,028)	(1,543,432)

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2012 and 2011, the movement in accumulated net actuarial losses was as follows:

	2012	2011
	Euro
Opening balance	317,763,855	219,695,366
Change in actuarial assumptions (Note 14.6)	37,479,958	—
Differences between actual data and actuarial assumptions (Note 14.6):
Health care benefits obligations related	(14,926,192)	8,937,626
Assets related	(60,189,293)	89,130,863

Closing balance	280,128,328	317,763,855

14.1.3.  Salaries

        As mentioned in Note 3.j, Portugal Telecom is also responsible for the payment of salaries to suspended and pre-retired employees until the retirement age, which result from agreements between both parties. As at 31 December 2012 and 2011, there were 5,453 and 5,779 suspended and pre-retired employees, respectively.

        These liabilities are not subject to any legal funding requirement and therefore the monthly payment of salaries is made directly by PT Comunicações.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        During the years ended 31 December 2012 and 2011, the movement in the projected benefits obligations was as follows:

	2012	2011
	Euro
Opening balance of the projected benefits obligations	782,498,256	924,324,397
Benefits paid by the Company (Note 14.4)	(159,517,770)	(174,044,745)
Interest cost (Note 14.5)	25,737,595	31,387,011
Work force reduction costs (Note 14.5)	527,010	32,434,698
Net actuarial (gains) losses	81,396,729	(31,603,105)
Transfers between plans (Note 14.1.1)	(204,373)	—

Closing balance of the projected benefits obligations (Note 14.3)	730,437,447	782,498,256

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2012 and 2011, the movement in accumulated net actuarial losses was as follows:

	2012	2011
	Euro
Opening balance	83,497,476	115,100,581
Change in actuarial assumptions (Note 14.6)	81,611,075	(19,051,652)
Differences between actual data and actuarial assumptions (Note 14.6)	(214,346)	(12,551,453)

Closing balance	164,894,205	83,497,476

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.2.  Brazilian operations—Oi

        Following the acquisition of the investment in Oi, concluded on 28 March 2011 (Note 1), Portugal Telecom proportionally consolidated the net post retirement benefits obligations of Oi Group, which amounted to Euro 52 million as at 31 March 2011, including a liability of Euro 63 million (Note 2.b) and an asset of Euro 11 million (Note 2.b). Oi, S.A. and its subsidiaries sponsor post retirement benefits plans for their employees, provided that they elect to be part of such plans, and current beneficiaries. The table below shows the existing pension plans as at 31 December 2012 and their main features:

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
BrTPREV	Pension complement	FATL	Defined contributions and defined benefits	Under this plan, which incorporated th Fundador/Alternativo Plan as of 31 July 2012, contributions are set based on actuarial studies, using the capitalization approach to determine its funding. The contributions are credited to individual accounts of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant's salary, depending on the participant's age. Participants have the option to make additional contributions to the plan, which can be set by each participant up to 22% of its salary are not matched by the sponsor. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
PBS-TELEMAR	Pension complement	FATL	Defined benefits	Plan closed to new participants since the incorporation of TelemarPrev. Approximately 96% of its former participants migrated to TelemarPrev. The contributions from active participants correspond to the sum of: (1) 0.5 to 1.5 percent of the contribution salary (according to the participant's age); (2) 1% of contribution salary that exceeds half of one Standard Unit; and (3) 11% of the contribution salary that exceeds one Standard Unit. The sponsors' contributions are equivalent to 9.5% of the payroll of active participants of the plan, of which 8% are allocated to the PBS-Telemar plan and 1.5% to PAMA and PAMA/PCE, this latter in the case of participants that migrated to the new plan. The plan is funded under the capitalization approach.
TCSPREV	Pension complement	FATL	Defined contributions and defined benefits	Contributions are set based on actuarial studies, using the capitalization approach to determine funding. Mandatory contributions are credited to the individual account of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant's salary, depending on the participant's age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor, and each participant can set this contribution up to 22% of its payroll. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
TelemarPrev	Pension complement and discretionary benefits (annuities)	FATL	Defined benefits	A participant's regular contribution is comprised of two portions: (1) basic—equivalent to 2% of the salary; and (2) standard—equivalent to 3% of the positive difference between salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the salary, for a period of not less than six months. Non-recurring extraordinary contributions from participants are also optional and cannot be lower than 5% of the contribution salary cap. The plan's charter requires the parity between participants' and sponsors' contributions, up to the limit of 8% of the contribution salary, even though a sponsor is not required to match extraordinary contributions made by participants. The plan is funded under the capitalization approach.
PBS-A	Pension complement	SISTEL	Defined benefits	Contributions are contingent on the determination of an accumulated deficit.
PBS-TNCP	Pension complement and medical care	SISTEL	Defined benefits	Contributions correspond to 5.4% of the payroll of employees participating in the plan. The pension benefit is defined as the difference between 90% of average salary of the previous 36 months, adjusted for inflation, and the retirement benefit paid by the INSS.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

Post retirement benefits plan	Benefits	Manager(i)	Type	Features
CELPREV	Pension complement and medical care	SISTEL	Defined benefits	Participant can make three types of contributions: (1) basic, from 0 to 2 percent of salary; (2) additional regular, from 0 to 6 percent of the share of salary that exceeds one Standard Reference Unit of the Plan; and (3) voluntary, percentage of the salary freely chosen by the participant. Sponsors can make four types of contributions: (1) basic, equal to the participant's contribution; (2) additional regular, equal to the additional regular participant's contribution; (3) non-recurring, made voluntarily and with the frequency set by the sponsor; and (4) special, applicable exclusively for some employees who have joined the plan during a specific period of time.
PAMEC	Medical care	Oi, S.A.	Defined benefits	The contributions for PAMEC were fully paid in July 1998, through a bullet payment. However, as this plan is now administrated by Oi, S.A., there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the statement of financial position.

(i)
Oi's post retirement benefits plans are managed by two foundations: Fundação Atlântico de Seguridade Social ("FATL") and Fundação Sistel de Seguridade Social ("SISTEL"). FATL is a non-profit pension-related entity, with financial and administrative independence, engaged in the management and administration of pension benefits plans for the employees of its sponsors. SISTEL is a non-profit, private welfare and pension entity, established in 1977, which is engaged in creating private plans to grant benefits in the form of lump sums of annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of Sistel.

        The bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefits plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority ("PREVIC"), as regards the specific plans. The sponsored defined benefits plans are closed to new entrants because they are close-end pension funds. Participants' and sponsor' contributions are defined in the funding plan.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        The actuarial valuations of Oi's defined benefits plans as at 31 December 2012, 2011 and 2010 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2012	2011	2010
Financial assumptions
Discount rate
FATL plans	8.89%	10.35%	10.77%
SISTEL plans
PBS-A	8.89%	10.35%	10.77%
PBS-TNCP/CELPREV	8.89%	10.35%	11.40%
PAMEC	8.89%	10.35%	10.70%
Salary growth rate
FATL plans
TelemarPrev	Between 4.50% and 14.95%	Between 4.50% and 14.95%	Between 4.52% and 9.73%
Other FATL plans	8.68%	9.31%	7.95%
SISTEL plans
PBS-TNCP	8.64%	9.31%	4.50%
CELPREV	6.59%	9.31%	6.59%
PBS-A/PAMEC	N/A	N/A	N/A
Nominal benefit increase index	4.50%	4.50%	4.50%
Inflation rate	4.50%	4.50%	4.50%
Healthcare cost trend growth rate	7.64%	7.64%	7.64%
Expected return on assets
FATL plans	9.52%	11.50%	10.95%
SISTEL plans	Between 10% and 11%	Between 11% and 12%	Between 9% and 11%
Demographic assumptions
General mortality table	AT-2000	AT-2000	AT-2000
Disability table	Zimmermann	Zimmermann	Zimmermann
	Nichzugs	Nichzugs	Nichzugs
Disabled mortality table	Winklevoss	Winklevoss	Winklevoss
Turnover rate
TelemarPrev	1.21% to 11.69% p.a.; nil from 50 years old and for settled benefits	5% p.a.; nil from 50 years old and for settled benefits	5% p.a.; nil from 50 years old and for settled benefits
CELPREV	Nil from 55 years old and for settled benefits	1.5% p.a.; nil from 50 years old and for settled benefits	1.5% p.a.; nil from 50 years old and for settled benefits
BrTPREV-FA/TCSPREV	6% p.a.	5.5% p.a.	15% p.a.
PBS-Telemar/PBS-A/PBS-TNCP/PAMEC	Nil	Nil	Nil

        The changes in actuarial assumptions reflect primarily changes in market conditions.

        Discount rates applied for Oi's pension plans are based on Brazilian government bonds.

        The expected return on assets was computed based on the weighted average of long-term expected return for each category of assets included in the pension funds. The weighted average considers the long-term expected allocation of fund assets between each category, in accordance with the funds'

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

investment policy and taking into consideration the estimated fund assets that will be used to settle the post retirement benefits obligations.

        Salary growth rate was established based on the policy of each company responsible for post retirement benefits.

        Demographic assumptions considered by Oi are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the universe of the plan participants.

        Based on the actuarial reports, the obligations of the above mentioned plans and the fair value of the related pension funds as at 31 December 2012 and 2011 were as follows:

	2012
	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Projected benefits obligations	214,391,682	26,285,464	54,181,044	309,559,851	404,593,457	2,707,233	12,118	462,142	1,012,192,991
Pension funds assets at fair value	(132,340,051)	(30,652,232)	(146,221,042)	(334,200,981)	(636,563,553)	(5,050,487)	(183,128)	—	(1,285,211,474)

Present value of unfunded obligations	82,051,631	(4,366,768)	(92,039,998)	(24,641,130)	(231,970,096)	(2,343,254)	(171,010)	462,142	(273,018,483)
Cap effect on recognition of plan assets (IFRIC 14)(i)	—	4,366,768	82,458,742	24,641,130	231,768,857	2,343,254	171,010	—	345,749,761

Net liabilities recognized (Note 14.3)	82,051,631	—	(9,581,256)	—	(201,239)	—	—	462,142	72,731,278

	2011
	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Projected benefits obligations	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812
Pension funds assets at fair value	(128,724,504)	(31,396,498)	(145,950,411)	(339,944,072)	(605,422,867)	(4,248,949)	(175,733)	—	(1,255,863,034)

Present value of unfunded obligations	73,286,398	(6,986,662)	(95,918,376)	(61,933,577)	(217,290,559)	(1,807,867)	(159,074)	394,495	(310,415,222)
Cap effect on recognition of plan assets (IFRIC 14)(i)	—	6,986,662	83,985,996	61,933,577	217,290,559	1,807,867	159,074	—	372,163,735

Net liabilities recognized (Note 14.3)	73,286,398	—	(11,932,380)	—	—	—	—	394,495	61,748,513

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

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        During the nine months period between 31 March and 31 December 2011 and the year ended 31 December 2012, the movement in the projected benefits obligations was as follows:

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Projected benefits obligations as at 31 March 2011	198,864,031	23,699,167	47,990,234	262,924,761	387,582,750	2,331,494	19,790	396,590	923,808,817
Pension costs
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Payments of benefits and contributions
Benefits paid by the funds	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Participants' contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Net actuarial losses (gains)	14,706,122	1,751,224	3,871,750	25,979,568	24,441,180	203,922	(4,947)	(21,057)	70,927,762
Foreign currency translation adjustments	(9,532,027)	(1,148,855)	(2,349,564)	(13,022,429)	(18,363,203)	(114,547)	(816)	(18,688)	(44,550,129)

Projected benefits obligations as at 31 December 2011	202,010,902	24,409,836	50,032,035	278,010,495	388,132,308	2,441,082	16,659	394,495	945,447,812

Pension costs
Service cost	247,340	18,542	178,788	1,129,554	—	4,534	745	—	1,579,503
Interest cost	19,330,720	2,343,989	4,840,066	26,854,571	37,075,133	235,045	1,587	38,561	90,719,672
Payments of benefits and contributions
Benefits paid by the funds	(15,665,879)	(1,657,052)	(3,244,475)	(23,950,124)	(32,810,196)	(164,481)	—	(13,767)	(77,505,974)
Participants' contributions	—	5,109	—	—	—	3,763	407	—	9,279
Net actuarial losses (gains)	32,601,618	4,110,676	8,435,905	61,856,789	57,993,884	487,981	(5,723)	93,364	165,574,494
Foreign currency translation adjustments	(24,133,019)	(2,945,636)	(6,061,275)	(34,341,434)	(45,797,672)	(300,691)	(1,557)	(50,511)	(113,631,795)

Projected benefits obligations as at 31 December 2012	214,391,682	26,285,464	54,181,044	309,559,851	404,593,457	2,707,233	12,118	462,142	1,012,192,991

        As at 31 December 2012 and 2011, the portfolio of Oi's plans is allocated as follows:

	2012
	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL	%
	Euro
Variable income	15,219,106	3,525,007	16,815,420	38,433,113	127,312,711	757,573	36,626	—	202,099,556	16%
Fixed income	115,003,503	26,636,788	127,066,085	290,420,651	445,594,487	4,191,904	139,178	—	1,009,052,596	79%
Real estate	1,455,741	337,175	1,608,431	3,676,211	50,925,084	—	—	—	58,002,642	5%
Other	661,701	153,262	731,106	1,671,006	12,731,271	101,010	7,324	—	16,056,680	1%

Total	132,340,051	30,652,232	146,221,042	334,200,981	636,563,553	5,050,487	183,128	—	1,285,211,474	100%

	2011
	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL	%
	Euro
Variable income	20,595,921	5,023,440	23,352,066	54,391,051	121,084,573	509,874	35,147	—	224,992,072	18%
Fixed income	104,266,848	25,431,163	118,219,833	275,354,697	454,067,150	3,526,627	130,043	—	980,996,361	78%
Real estate	2,574,490	627,930	2,919,008	6,798,881	24,216,915	—	—	—	37,137,224	3%
Other	1,287,245	313,965	1,459,504	3,399,443	6,054,229	212,448	10,543	—	12,737,377	1%

Total	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034	100%

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        During the nine months period between 31 March and 31 December 2011 and the year ended 31 December 2012, the movement in the plan assets was as follows:

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Plan assets as at 31 March 2011	136,146,520	31,098,221	141,735,085	334,425,762	648,877,297	4,573,962	155,171	1,103	1,297,013,121
Actual return on assets	15,807,245	3,456,790	14,282,549	39,729,944	20,067,613	34,359	27,390	—	93,405,890
Payments of benefits	(17,078,275)	(1,693,161)	(3,197,242)	(18,173,116)	(34,484,190)	(160,510)	—	(4,405)	(74,790,899)
Contributions made by the Company (Note 14.4)	980	9,970	(485)	—	—	2,056	728	3,312	16,561
Participants' contributions	5,869	7,842	—	—	—	3,052	578	—	17,341
Foreign currency translation adjustments	(6,157,835)	(1,483,164)	(6,869,496)	(16,038,518)	(29,037,853)	(203,970)	(8,134)	(10)	(59,798,980)

Plan assets as at 31 December 2011	128,724,504	31,396,498	145,950,411	339,944,072	605,422,867	4,248,949	175,733	—	1,255,863,034

Actual return on assets	24,641,119	4,441,305	20,275,894	56,749,872	135,812,954	1,509,677	27,257	—	243,458,078
Payments of benefits	(15,665,879)	(1,657,052)	(3,244,475)	(23,950,124)	(32,810,196)	(164,481)	—	(13,767)	(77,505,974)
Contributions made by the Company (Note 14.4)	9,685,672	9,464	—	—	—	2,285	462	13,767	9,711,650
Participants' contributions	—	5,109	—	—	—	3,763	407	—	9,279
Foreign currency translation adjustments	(15,045,365)	(3,543,092)	(16,760,788)	(38,542,839)	(71,862,072)	(549,706)	(20,731)	—	(146,324,593)

Plan assets as at 31 December 2012	132,340,051	30,652,232	146,221,042	334,200,981	636,563,553	5,050,487	183,128	—	1,285,211,474

        A summary of the components of the net periodic pension cost recorded for the year ended 31 December 2012 and the nine months period between 1 April and 31 December 2011 is presented below:

	2012
	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Service cost	247,340	18,542	178,788	1,129,554	—	4,534	745	—	1,579,503
Interest cost	19,330,720	2,343,989	4,840,066	26,854,571	37,075,133	235,045	1,587	38,561	90,719,672
Expected return on plan assets	(13,957,722)	(3,379,038)	(15,981,138)	(36,692,364)	(73,380,567)	(506,063)	(21,738)	—	(143,918,630)
Cap effect on recognition of plan assets (IFRIC 14)	—	1,025,970	11,176,737	8,708,239	36,088,534	268,770	19,868	—	57,288,118
Other costs (Note 14.4)	770,155	—	—	—	—	—	—	—	770,155

Total current pension cost (Note 14.5)	6,390,493	9,463	214,453	—	(216,900)	2,286	462	38,561	6,438,818

	2011
	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Service cost	149,239	15,138	95,844	463,882	—	2,122	595	(2)	726,818
Interest cost	14,895,943	1,778,481	3,621,013	19,837,829	28,955,771	175,549	1,459	42,057	69,308,102
Expected return on plan assets	(9,862,110)	(2,395,117)	(11,099,201)	(25,841,047)	(53,064,198)	(368,399)	(13,133)	—	(102,643,205)
Cap effect on recognition of plan assets (IFRIC 14)	—	611,467	5,530,763	5,539,336	24,108,427	192,783	11,808	—	35,994,584
Other costs (Note 14.4)	1,129,704	—	—	—	—	—	—	—	1,129,704

Total current pension cost (Note 14.5)	6,312,776	9,969	(1,851,581)	—	—	2,055	729	42,055	4,516,003

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognized directly in the Consolidated Statement of Comprehensive Income. During the nine months period between 31 March and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

31 December 2011 and the year ended 31 December 2012, the movement in accumulated actuarial gains and losses was as follows:

	BrTPREV	PBS-Telemar	TCSPREV	TelemarPrev	PBS-A	PBS-TNCP	CELPREV	PAMEC	TOTAL
	Euro
Balance as at 31 March 2011	—	—	—	—	—	—	—	—	—
Change in actuarial assumptions (Note 14.6)	(6,915,269)	(706,590)	(467,975)	(9,492,747)	(10,372,383)	(30,800)	11,256	49,105	(27,925,403)
Differences between actual data and actuarial assumptions (Note 14.6):
Pension benefits obligations related	21,621,391	2,457,814	4,339,725	35,472,315	34,813,563	234,722	(16,203)	(70,162)	98,853,165
Assets related	(5,945,136)	(1,061,673)	(3,183,349)	(13,888,896)	32,996,585	334,039	(14,257)	—	9,237,313

Balance as at 31 December 2011	8,760,986	689,551	688,401	12,090,672	57,437,765	537,961	(19,204)	(21,057)	80,165,075

Change in actuarial assumptions (Note 14.6)	(2,696,410)	(279,816)	(470,005)	(11,736,389)	(4,859,967)	(68,802)	3,583	(161)	(20,107,967)
Differences between actual data and actuarial assumptions (Note 14.6):	—	—	—	—	—	—	—	—
Pension benefits obligations related	35,298,029	4,390,492	8,905,910	73,593,178	62,853,851	556,783	(9,306)	93,525	185,682,462
Assets related	(10,683,398)	(1,062,267)	(4,294,756)	(20,057,508)	(62,432,387)	(1,003,613)	(5,519)	—	(99,539,448)

Balance as at 31 December 2012	30,679,207	3,737,960	4,820,550	53,889,953	52,999,262	22,329	(30,446)	72,307	146,200,122

14.3.  Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2011 and 2012 were as follows:

	Portuguese operations				Brazilian operations			Total
	Pension benefits (Note 14.1.1)	Health care benefits (Note 14.1.2)	Salaries to pre- retired and suspended employees (Note 14.1.3)	Sub-total	Pension benefits (Note 14.2)	Health care benefits (Note 14.2)	Sub-total	Total
	Euro
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter (Note 2.b)	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Net periodic pension cost (gain) (Note 14.5)	(717,051)	(1,771,580)	31,387,011	28,898,380	4,473,948	42,055	4,516,003	33,414,383
Work force reduction costs (Note 14.5)	(2,036)	180,552	32,434,698	32,613,214	—	—	—	32,613,214
Payments, contributions and refunds (Note 14.4)	(2,759,982)	5,327,015	(174,044,745)	(171,477,712)	(1,142,953)	(3,312)	(1,146,265)	(172,623,977)
Net actuarial losses (gains) (Note 14.6)	5,332,309	98,068,489	(31,603,105)	71,797,693	8,760,984	(21,057)	8,739,927	80,537,620
Foreign currency translation adjustments	—	—	—	—	(2,821,011)	(29,285)	(2,850,296)	(2,850,296)

Balance as at 31 December 2011	27,625,872	118,572,052	782,498,256	928,696,180	61,354,018	394,495	61,748,513	990,444,693
Transfers between plans	204,373	—	(204,373)	—	—	—	—	—
Net periodic pension cost (gain) (Note 14.5)	(472,281)	4,268,310	25,737,595	29,533,624	6,400,257	38,561	6,438,818	35,972,442
Work force reduction costs (Note 14.5)	(211,646)	(161,332)	527,010	154,032	—	—	—	154,032
Payments, contributions and refunds (Note 14.4)	(2,083,643)	1,823,013	(159,517,770)	(159,778,400)	(10,468,038)	(13,767)	(10,481,805)	(170,260,205)
Net actuarial losses (gains) (Note 14.6)	6,322,355	(37,635,527)	81,396,729	50,083,557	22,965,052		22,965,052	73,048,609
Foreign currency translation adjustments	—	—	—	—	(7,982,153)	42,853	(7,939,300)	(7,939,300)

Balance as at 31 December 2012	31,385,030	86,866,516	730,437,447	848,688,993	72,269,136	462,142	72,731,278	921,420,271

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 December 2012 and 2011, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

	2012	2011
	Euro
Plans with a deficit position:
Pensions	115,069,501	102,600,825
Healthcare	87,328,658	118,966,547
Salaries to pre-retired and suspended employees	730,437,447	782,498,256

	932,835,606	1,004,065,628

Plans with a surplus position:
Pensions	(11,415,335)	(13,620,935)

	921,420,271	990,444,693

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.4.  Cash flows relating to post retirement benefits plans

        During the years ended 31 December 2012, 2011 and 2010, the payments and contributions regarding post retirement benefits were as follows:

	2012	2011	2010
	Euro
Portuguese operations
Pensions
Contributions to the funds (Note 14.1.1)	1,100,000	1,650,000	35,535,127
Payments of premiums to pre-retired and suspended employees (Note 14.1.1)	983,643	1,109,982	824,091

Sub total (Note 14.3)	2,083,643	2,759,982	36,359,218

Health care
Refunds (Note 14.1.2)	(20,823,429)	(23,291,856)	(84,309,869)
Payments of health care expenses (Note 14.1.2)	19,000,416	17,964,841	18,882,633

Sub total (Note 14.3)	(1,823,013)	(5,327,015)	(65,427,236)

Other payments
Payments of salaries to pre-retired and suspended employees (Notes 14.1.3 and 14.3)	159,517,770	174,044,745	160,288,354
Termination payments (Note 14.5)	1,923,146	3,816,660	3,958,763
Service cost related to liabilities transferred to the Portuguese State(i)	25,482,982	21,783,360	—
Payment to the Portuguese State related to the transfer of pension plans(ii)	—	—	100,000,000

Sub total	186,923,898	199,644,765	264,247,117

Brazilian operations
Contributions to the funds—pensions (Note 14.2)	9,697,883	13,249	—
Contributions to the funds—health care (Note 14.2)	13,767	3,312	—
Other payments (Note 14.2)	770,155	1,129,704	—

Sub total (Note 14.3)	10,481,805	1,146,265	—

	197,666,333	198,223,997	235,179,099

(i)
This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company's post retirement benefits plans that were transferred to the Portuguese State in December 2010.

(ii)
This caption corresponds to the first instalment paid to the Portuguese State under the transfer of the unfunded pension obligations, completed in December 2010 for a total amount of Euro 1,022 million. The outstanding amount due as at 31 December 2010 (Euro 922 million) was

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

  classified as gross debt and the related repayments were included under the caption "Payments resulting from loans repaid" (Notes 38.8 and 47.l).

  14.5.  Post retirement benefit costs

          In 2012, 2011 and 2010, post retirement benefit costs and net work force reduction program costs were as follows:

	2012	2011	2010
	Euro
Post retirement benefits
Portuguese operations
Pension benefits (Notes 14.1.1 and 14.3)	(472,281)	(717,051)	1,406,736
Health care benefits (Notes 14.1.2 and 14.3)	4,268,310	(1,771,580)	(4,237,718)
Salaries (Notes 14.1.3 and 14.3)	25,737,595	31,387,011	39,610,000
Service cost related to liabilities transferred to the Portuguese state(i)	22,337,313	25,112,665	1,430,820

Sub-total	51,870,937	54,011,045	38,209,838

Oi
Pension benefits (Notes 14.2 and 14.3)	6,400,257	4,473,948	—
Health care benefits (Notes 14.2 and 14.3)	38,561	42,055	—

Sub-total	6,438,818	4,516,003	—

Total post retirement benefits costs	58,309,755	58,527,048	38,209,838

Work force reduction costs
Pensions (Notes 14.1.1 and 14.3)	(211,646)	(2,036)	4,651,582
Health care (Notes 14.1.2 and 14.3)	(161,332)	180,552	2,694,286
Salaries (Notes 14.1.3 and 14.3)	527,010	32,434,698	134,208,621
Termination payments (Note 14.4)	1,923,146	3,816,660	3,958,763

	2,077,178	36,429,874	145,513,252

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

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.6.  Net actuarial losses (gains)

        In the years ended 31 December 2012, 2011 and 2010, net actuarial losses (gains) recorded in the Consolidated Statement of Comprehensive Income were as follows:

	2012	2011	2010
		Euro
Portuguese operations
Changes in actuarial assumptions
Pension benefits (Note 14.1.1)	17,533,583	(374,801)	345,774,504
Health care benefits (Note 14.1.2)	37,479,958	—	40,384,304
Salaries (Note 14.1.3)	81,611,075	(19,051,652)	55,628,537

Sub-total	136,624,616	(19,426,453)	441,787,345

Differences between actual data and actuarial assumptions
Pension benefits (Note 14.1.1)	(11,211,228)	5,707,110	37,236,662
Health care benefits (Note 14.1.2)	(75,115,485)	98,068,489	(21,960,433)
Salaries (Note 14.1.3)	(214,346)	(12,551,453)	(6,388,668)

Sub-total	(86,541,059)	91,224,146	8,887,561

Sub-total of Portuguese operations	50,083,557	71,797,693	450,674,906

Brazilian operations
Changes in actuarial assumptions (Note 14.2)	(20,107,967)	(27,925,403)	—
Differences between actual data and actuarial assumptions (Note 14.2)	86,143,014	108,090,478	—
Cap effect on recognition of plan assets (IFRIC 14)	(43,069,995)	(71,425,148)	—

Sub-total	22,965,052	8,739,927	—

Total (Notes 14.3 and 44.5)	73,048,609	80,537,620	450,674,906

        Net actuarial losses (gains) regarding plans from Portuguese operations that are related to changes in actuarial assumptions resulted from the changes in the financial and demographic actuarial assumptions detailed in Note 14.1, as follows:

  •
  Net actuarial losses recognized in 2012 amounting to Euro 137 million include primarily the impacts resulting from (1) the suspension of the early retirement regime (loss of Euro 39 million), either permanently for employees under the CGA regime or during the financial assistance programme to Portugal for the remaining employees, (2) the reduction in the discount rates for responsibilities with pension supplements, health care benefits and salaries payable to suspended and pre-retired employees (loss of Euro 102 million), as detailed in Note 14.1, and (3) the change in the mortality tables for active beneficiaries;

  •
  Net actuarial gains recognized in 2011 amounting to Euro 19 million correspond to the reduction of the salary increase rate for responsibilities with salaries payable to suspended and pre retired employees;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

  •
  Net actuarial losses recognized in 2010 amounting to Euro 442 million relate primarily to the reduction in the discount rate (Euro 352 million) and an adjustment in the mortality tables (Euro 100 million).

        The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions regarding plans from Portuguese operations is as follows:

  •
  Net actuarial gains recognized in 2012 amounting to Euro 87 million include (1) a gain of Euro 64 million related to the difference between actual (+25.2%) and expected (+6.0%) return on plan assets, and (2) a gain of Euro 23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations, namely those assumptions related to the salary, pension and healthcare cost trend growth rates;

  •
  Net actuarial losses recognized in 2011 amounting to Euro 91 million include (1) a loss of Euro 98 million related to the difference between actual (-16.6%) and expected (+6.0%) return on plan assets, and (2) a gain of Euro 7 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations;

  •
  Net actuarial losses recognized in 2010 amounting to Euro 9 million include (1) a loss of Euro 76 million related to the difference between actual (+2.8%) and expected (+6.0%) return on assets and (2) a gain of Euro 67 million related to the difference between actual data and actuarial assumptions related to projected benefit obligations, namely lower health care expenses and differences in the salary growth rate.

        Net actuarial losses recorded by Oi in the year ended 31 December 2012 totalled Euro 23 million and include (1) an actuarial gain of Euro 20 million related to the change in the actuarial assumptions described in Note 14.2, reflecting primarily the reduction in the salary growth rate across all plans, (2) an actuarial loss of Euro 86 million resulting from differences between actual data and actuarial assumptions, and (3) an actuarial loss of Euro 43 million corresponding to the cap effect on recognition of plan assets (IFRIC 14). Net actuarial losses recognized by Oi in the nine months period between 1 April and 31 December 2011 amounted to Euro 9 million and include (1) an actuarial gain of Euro 28 million related to the change in the actuarial assumptions described in Note 14.2, (2) an actuarial loss of Euro 108 million resulting from differences between actual data and actuarial assumptions, and (3) an actuarial gain of Euro 71 million corresponding to the cap effect on recognition of plan assets (IFRIC 14).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.7.  Other disclosures

        The tables below include the present value of projected benefits obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses. For all the plans mentioned above as at 31 December 2012, 2011, 2010, 2009 and 2008 and for the years then ended:

	2012	2011	2010	2009	2008
			Euro
Projected benefits obligations(i)	2,245,322,048	2,202,075,339	1,396,705,310	3,836,915,409	3,941,510,416
Plan assets at fair value(i)	(1,684,606,244)	(1,600,558,424)	(448,145,688)	(2,369,524,484)	(2,131,646,536)

Net unfunded obligations	560,715,804	601,516,915	948,559,622	1,467,390,925	1,809,863,880
Prior years' service gains	14,954,706	16,764,043	18,304,983	23,362,000	25,430,000
Cap effect on recognition of plan assets (IFRIC 14)	345,749,761	372,163,735	—	—	—

Responsibilities for post retirement benefits, net	921,420,271	990,444,693	966,864,605	1,490,752,925	1,835,293,880

(i)
The increase in these captions during the year ended 31 December 2011 is primarily explained by the proportional consolidation of Oi as from 31 March 2011. The decrease in the year ended 31 December 2010 relates mainly to a transfer of certain defined benefit pension plans to the Portuguese State.

	2012	2011	2010	2009	2008
			Euro
Changes in actuarial assumptions	116,516,649	(47,351,856)	441,787,345	(1,660,464)	(232,309,178)
Differences between actual data and actuarial assumptions:
Projected benefits obligations related	163,038,148	91,855,501	(67,472,319)	15,523,139	26,821,855
Plan assets related	(163,436,193)	107,459,123	76,359,880	(178,636,090)	800,296,495
Cap effect on recognition of plan assets (IFRIC 14)	(43,069,995)	(71,425,148)	—	—	—

Total net actuarial losses (gains)	73,048,609	80,537,620	450,674,906	(164,773,415)	594,809,172

15. Other costs (gains), net

        Other net gains amounted to Euro 9 million in year ended 31 December 2012, as compared to net other costs of Euro 33 million in last year, a change of Euro 41 million that reflects primarily a gain recorded in 2012 related to a net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, as envisaged in the Law N?. 66/XII, partially offset by non-recurring adjustments to certain assets also recognized in 2012. In 2010, other costs amounted to Euro 141 million, reflecting primarily the following non-recurring items recognized in the third quarter: (1) non-recurring provisions and adjustments amounting to approximately Euro 50 million that were recognized in order to adjust certain receivables and inventories to their recoverable amounts and reflect estimated losses with certain legal actions; and (2) expenses incurred for services rendered in relation to the acquisition of the investment in Oi Group (Euro 25 million).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

16. Net interest expenses

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
		Euro
Interest expense
Related to loans obtained and financial instruments	699,182,559	638,252,740	282,729,191
Other	4,131,553	1,186,218	1,424,231
Interest income
Related to cash, short-term investments and financial instruments	(195,575,577)	(335,443,333)	(79,815,461)
Other	(8,902,911)	(6,880,952)	(19,293,026)

	498,835,624	297,114,673	185,044,935

        In 2012, the increase in net interest expenses reflects primarily (1) the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the first quarter of 2012, amounting to Euro 66 million (Note 2.b), as the earnings from these businesses were proportionally consolidated as from 1 April 2011, (2) an Euro 51 million interest gain recorded in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (3) a higher contribution from Oi adjusting for the effect of the proportional consolidation in the first quarter of 2012, reflecting mainly the impact of the increase in its average net debt as a result of the dividends paid in May and August 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of the corporate reorganization of the Oi Group, effects partially offset by the impact of the depreciation of the Brazilian Real against the Euro.

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

17. Net foreign currency exchange losses

        Net foreign currency exchange losses decreased to Euro 2 million in 2012, as compared to Euro 18 million in 2011, reflecting (1) a lower contribution from Oi (Euro 15 million), explained primarily by losses recognized in 2011 as a result of the impact of the depreciation of the Brazilian Real against the US Dollar on Oi's gross debt that is not hedged through currency swaps or cash applications, as Oi's exposure to the US Dollar is significantly lower in 2012, and (2) lower losses

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

17. Net foreign currency exchange losses (Continued)

recorded by Portuguese operations due to the impact of the significant depreciation of the US Dollar against the Euro in 2011 on net assets denominated in US Dollars. The increase from Euro 7 million in 2010 to Euro 18 million in 2011 reflects primarily the impact of the proportional consolidation of Oi as from 1 April 2011 (Euro 16 million).

18. Net losses (gains) on financial assets and other investments

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
		Euro
Derivative financial instruments (Note 45)	3,838,959	(586,752)	(740,501)
Real estate investments	309,915	308,619	(792,832)
Other, net	(273,363)	(299,604)	(326,954)

	3,875,511	(577,737)	(1,860,287)

19. Net other financial expenses

        The composition of this caption in the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
		Euro
Bank commissions and expenses (i)	64,394,299	60,734,765	25,952,241
Other (ii)	26,252,788	46,667,710	7,348,289

	90,647,087	107,402,475	33,300,530

(i)
The increase in this caption in 2012 relates mainly to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 8 million, partially offset by a lower level of bank commissions at Portuguese operations. The increase in this caption in 2011 relates mainly to the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 24 million, and to a higher level of bank commissions at Portuguese operations.

(ii)
The decrease in this caption in 2012 reflects primarily the financial taxes paid in Brazil during the first quarter of 2011 in connection with the transfer of funds for Portugal Telecom's investment in Oi (Euro 14 million). The increase in this caption in 2011 reflects primarily (1) the referred financial taxes paid in Brazil during the first quarter of 2011 (Euro 14 million), and (2) the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, amounting to Euro 29 million. In 2011, this caption also includes a gain of Euro 2 million (Note 38.2) corresponding to the difference between the notional value and the acquisition price of own bonds acquired during the year 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes

        Following a change in Portuguese tax legislation occurred in December 2011, for the years 2012 and 2013 the Company will be subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 10.0 million (Euro 7.5 million as from 1 January 2013, following a change in Portuguese tax legislation occurred in December 2012) and at the rate of 5.0% on taxable income in excess of Euro 10.0 million (Euro 7.5 million as from 1 January 2013), resulting in a maximum aggregate tax rate of approximately 31.5%, as compared to a maximum aggregate tax rate of 29.0% that was applicable for the years 2011 and 2010.

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

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2012, considering the provisions recognised by the Company (Note 42).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

20.1.  Deferred taxes

        During the years ended 31 December 2012 and 2011, the movements in deferred tax assets and liabilities were as follows:

		Increases and reductions
	Balance 31 Dec 2011	Net income	Other reserves and accumulated earnings(i)	Foreign currency translation adjustments(ii)	Transfers and other movements	Balance 31 Dec 2012
	Euro
Deferred tax assets
Post-retirement benefits	434,931,428	(137,838,201)	20,338,120	(3,130,481)	—	314,300,866
Tax losses carryforward (iii)	307,314,690	133,166,519	—	(24,348,426)	—	416,132,783
Provisions and adjustments	408,650,655	(4,102,964)	—	(34,821,491)	(9,145,055)	360,581,145
Financial instruments	4,154,468	6,494,175	(8,370,403)	1,240	(12,005)	2,267,475
Other	92,732,799	6,340,155	1,047,001	(11,809,620)	2,548,035	90,858,370

	1,247,784,040	4,059,684	13,014,718	(74,108,778)	(6,609,025)	1,184,140,639

Deferred tax liabilities
Fair value adjustments on purchase price allocations (iv)	775,783,636	(52,194,884)	—	(78,785,513)	—	644,803,239
Revaluation of fixed assets	182,463,945	(10,937,843)	—	—	—	171,526,102
Gains on disposals of investments	1,341,723	(288,486)	—	—	—	1,053,237
Financial instruments	14,286,361	7,375,538	—	(532,514)	—	21,129,385
Other (v)	78,581,563	13,859,553	(2,420,197)	(1,683,419)	(4,839,668)	83,497,832

	1,052,457,228	(42,186,122)	(2,420,197)	(81,001,446)	(4,839,668)	922,009,795

		46,245,806	15,434,915	6,892,668	(1,769,357)

(i)
Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses recognized in the period, amounting to Euro 20,338,120 (Note 44.5), and on losses recorded under cash flow hedges, amounting to Euro 8,370,403.

(ii)
Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

(iii)
This caption includes mainly tax losses carryforward from Oi (Euro 209 million), Portugal Telecom (Euro 194 million) and Contax (Euro 13 million). Tax losses carryforward of Oi and Contax, which were generated mainly in previous years, have no maturity but can only be used up to a limit of 30% of taxable profits for each period. Portugal Telecom's tax losses carryforward generated in 2011 and 2012 have a maturity of four and five years, respectively, and can only be used up to a limit of 75% of taxable profits for each period.

(iv)
As at 31 December 2012, this caption includes primarily the tax effects on (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 226 million) and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investments in Oi and Contax completed in March 2011 (Euro 419 million).

(v)
Other deferred tax liabilities as at 31 December 2012 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 59 milllion.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

			Increases and reductions		Change in tax rate(iii)
	Balance 31 Dec 2010	Changes in the consolidation perimeter(i)	Net income	Other reserves and accumulated earnings(ii)	Net income	Other reserves and accumulated earnings	Foreign currency translation adjustments(iv)	Transfers and other movements	Balance 31 Dec 2011
					Euro
Deferred tax assets
Post retirement benefits	564,654,297	21,448,786	(170,994,487)	20,927,603	41,889	6,930	(1,043,629)	(109,961)	434,931,428
Tax losses carryforward(v)	—	187,473,960	125,252,556	—	—	—	(8,897,134)	3,485,308	307,314,690
Provisions and adjustments	58,844,838	392,230,469	(22,455,814)	—	3,339,208	—	(17,257,281)	(6,050,765)	408,650,655
Financial instruments	4,439,337	—	(139,606)	195,139	(157,240)	(94,045)	—	(89,117)	4,154,468
Other	25,136,726	72,386,750	(6,832)	385,301	(77,632)	—	(5,113,147)	21,633	92,732,799

	653,075,198	673,539,965	(68,344,183)	21,508,043	3,146,225	(87,115)	(32,311,190)	(2,742,903)	1,247,784,040

Deferred tax liabilities
Fair value adjustments on purchase price allocations(vi)	—	869,597,942	(56,382,455)	—	—	—	(37,543,832)	111,981	775,783,636
Revaluation of fixed assets	228,412,010	—	(14,406,175)	(31,541,890)	—	—	—	—	182,463,945
Gains on disposals of investments	1,622,117	—	(280,394)	—	—	—	—	—	1,341,723
Financial instruments	15,143,542	—	—	—	—	(857,181)	—	—	14,286,361
Other(vii)	66,419,668	3,047,935	17,950,762	1,137,324	977,616	—	(9,688,664)	(1,263,078)	78,581,563

	311,597,337	872,645,877	(53,118,262)	(30,404,566)	977,616	(857,181)	(47,232,496)	(1,151,097)	1,052,457,228

		(199,105,912)	(15,225,921)	51,912,609	2,168,609	770,066	14,921,306	(1,591,806)

(i)
Changes in the consolidation perimeter include (1) the impact of the proportional consolidation of deferred tax assets and liabilities from Oi and Contax, amounting to Euro 686 million and Euro 873 million (Note 2.b), respectively, totaling a net amount of Euro 187 million, and (2) the net effect of Euro 12 million related to the deferred tax assets from Dedic/GPTI, which were fully consolidated until 30 June 2011, amounting to Euro 22 million (Note 2.b), and proportionally consolidated as from that date following the integration in Contax.

(ii)
Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses and revaluation reserves recognized in the period, amounting to Euro 20,934,533 (Note 44.5) and Euro 31,541,890 (Note 44.5), respectively.

(iii)
This caption corresponds mainly to the impact resulting from the increase in the statutory tax rate applicable in Portugal for the years ended 31 December 2012 and 2013, as mentioned above.

(iv)
Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Brazilian Real against the Euro in the nine months period between 31 March and 31 December 2011.

(v)
This caption includes tax losses carryforward from Portugal Telecom (Euro 116 milllion), Oi (Euro 179 million) and Contax (Euro 13 million). Portugal Telecom's tax losses carryforward, which were generated in 2011, have a maturity of five years and can only be used up to a limit of 75% of taxable profits for each period. Tax losses carryforward of Oi and Contax, which were generated mainly in previous years, have no maturity but can only be used up to a limit of 30% of taxable profits for each period.

(vi)
As at 31 December 2012, this caption includes primarily the tax effects on (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 293 million) and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investments in Oi and Contax completed in March 2011 (Euro 483 million).

(vii)
Other deferred tax liabilities as at 31 December 2011 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 49 milllion.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

        As mentioned in Note 3.o), deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. Portugal Telecom believes that deferred tax assets recorded in the Consolidated Statement of Financial Position are recoverable either through its future taxable income, based on the Group's budget for the year 2013 and projections of results for the subsequent years adjusted for differences between the accounting and taxable earnings and for certain financial operations to be undertaken in the future, or through the reversal of deferred tax liabilities.

        Additionally, companies of the Oi Group that do not have a profitability history and or do not expect to generate sufficient taxable profit in the future, have tax credits on unrecognized tax losses carryforward or other temporary differences amounting to approximately R$ 216 million, corresponding to Euro 21 million proportionally consolidated.

        As at 31 December 2012 and 2011, total deferred tax assets include respectively Euro 620 million and Euro 628 million from foreign countries, and total deferred tax liabilities include respectively Euro 677 million and Euro 852 million from foreign countries. As at 31 December 2012 and 2011, deferred tax assets and liabilities from foreign countries relate primarily to Oi and Contax.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

20.2.  Reconciliation of income tax

        The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Euro
Income before taxes	473,222,179	531,108,556	332,166,117
Statutory tax rate	31.5%	29.0%	29.0%

	149,064,986	154,021,481	96,328,174
Difference in tax rates(i)	(32,965,200)	(29,347,431)	(8,276,417)
Tax incentives obtained by Oi	(18,412,394)	(10,817,261)	—
Permanent differences(ii)	50,663,111	21,049,234	34,336,554
Provisions for income tax contingencies (Note 42)	15,618,146	7,559,759	13,795,652
Adjustments to the income taxes of previous years(iii)	(16,363,825)	(32,100,361)	(3,697,527)
Change in tax rate(iv)	—	(2,168,608)	(435,389)
Gain resulting from a reduction in deferred tax liabilities(v)	—	—	(59,045,199)
Recognition and reversal of tax losses from previous periods by certain foreign companies	—	—	4,520,000

	147,604,824	108,196,813	77,525,848

Income tax
Income tax-current	193,850,630	95,139,501	102,392,956
Deferred taxes	(46,245,806)	13,057,312	(24,867,108)

	147,604,824	108,196,813	77,525,848

(i)
This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations.

(ii)
The increase in this caption in 2012 reflects primarily: (1) the impact of higher non-taxable interest income and equity gains in 2011, related mainly to the financial effect on Telefónica's receivable regarding the disposal of Vivo and the gain recorded upon the disposal of the investment in UOL, respectively; and (2) higher interest expenses and depreciation and amortization costs that are not deductible for tax purposes in the Brazilian holding companies which do not have taxable revenues The decrease in 2011 reflects the above mentioned non-taxable interest income and equity gains recorded in 2011 and certain non-recurring losses recorded in 2010 on investments in associated companies, which were also non-deductible for taxable purposes.

(iii)
In 2011, based on favourable legal court decisions, Portugal Telecom recognized a receivable from tax authorities of Euro 13 million related to the municipal tax of 1.5% paid in excess in previous years.

(iv)
In 2011, this caption corresponds primarily to the changes in the Portuguese statutory tax rate described above that occurred in December 2011. As from January 2012, the maximium aggregate

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

  statutory tax rate applicable in Portugal increased to 31.5% and, consequently, deferred taxes of Portuguese companies were adjusted for, resulting in a gain of Euro 2 million.

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

21. Non-controlling interests

        During the years ended 31 December 2012 and 2011, the movements in non-controlling interests were as follows:

	Balance 31 Dec 2011	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2012
	Euro
Oi(ii)	581,471,244	(278,868,848)	9,081,312	(45,812,932)	(31,850,033)	(3,685,946)	230,334,797
Africatel(iii)	83,863,847	(12,825,000)	41,562,967	—	(4,186,066)	(4,537,776)	103,877,972
Contax	110,401,757	—	1,979,108	(9,960,000)	(6,191,559)	1,439,301	97,668,607
MTC	66,642,692	—	22,628,517	(21,642,369)	(4,583,105)	224,653	63,270,388
Cabo Verde Telecom	41,278,588	—	7,373,541	(12,279,048)	—	—	36,373,081
Timor Telecom	12,491,211	—	7,761,368	(9,018,652)	(32,093)	403	11,202,237
CST	8,119,457	—	273,011	—	—	—	8,392,468
TPT	3,540,645	—	2,232,930	(2,305,487)	—	(139,781)	3,328,307
LTM	2,318,736	—	1,485,510	(1,343,415)	(279,736)	—	2,181,095
Kenya Postal Directories	1,373,998	—	353,478	(418,689)	(47,951)	—	1,260,836
Previsão	497,015	—	(103,160)	—	—	46	393,901
Other	2,103,783	—	715,737	(337,430)	(56,852)	(31,177)	2,394,061

	914,102,973	(291,693,848)	95,344,319	(103,118,022)	(47,227,395)	(6,730,277)	560,677,750

(i)
Foreign currency translation adjustments are primarily explained by the impacts of the depreciation of the Brazilian Real and Namibian Dollar against the Euro in 2012.

(ii)
The movements in Oi under the caption "Acquisitions (disposals) and share capital increases (reductions)" include the impact of Oi's corporate restructuring completed in March 2012, amounting to Euro 272 million (Note 1), and an amount of Euro 7 million corresponding to the carrying value of certain non-controlling interests acquired by Oi, S.A. for a total amount of Euro 4 million (Note 47.j), resulting in a gain of Euro 3 million record directly in shareholders' equity.

(iii)
The movement under the caption "Acquisitions (disposals) and share capital increases (reductions)" relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

21. Non-controlling interests (Continued)

	Balance 31 Dec 2010	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2011
	Euro
Oi(ii)	—	690,725,843	11,708,462	(86,347,388)	(26,904,418)	(7,711,255)	581,471,244
Africatel(iii)	62,454,852	(6,250,000)	28,237,819	—	(578,824)	—	83,863,847
Contax(ii)	—	126,125,770	(1,597,578)	(8,834,558)	(5,709,371)	417,494	110,401,757
MTC	78,575,740	—	21,138,739	(20,146,905)	(12,924,882)	—	66,642,692
Cabo Verde Telecom	43,168,760	—	12,279,048	(14,169,848)	—	628	41,278,588
Timor Telecom	11,574,144	—	8,156,575	(7,501,544)	261,652	384	12,491,211
CST(iv)	2,256,337	5,352,320	510,800	—	—	—	8,119,457
TPT	3,425,173		2,306,114	(2,266,000)	(278,502)	353,860	3,540,645
LTM	1,813,427	—	1,221,136	(1,106,157)	390,330	—	2,318,736
Kenya Postal Directories	1,677,597	—	419,995	(693,756)	(29,838)	—	1,373,998
Previsão	577,919	—	(80,949)	—	—	45	497,015
Dedic(v)	9,932,141	(7,851,519)	(1,314,431)	—	(766,191)	—	—
Other	1,240,483	—	796,781	—	94,879	(28,360)	2,103,783

	216,696,573	808,102,414	83,782,511	(141,066,156)	(46,445,165)	(6,967,204)	914,102,973

(i)
Foreign currency translation adjustments are primarily explained by the impacts of the depreciation of the Brazilian Real and Namibian Dollar against the Euro in 2011.

(ii)
The movements in Oi and Contax under the caption "Acquisitions (disposals) and share capital increases (reductions)" include primarily Euro 815 million corresponding to its non-controlling interests as at 31 March 2011 (Note 2.b), the date the investments in these companies were proportionally consolidated for the first time. The movement in Oi under the caption "Dividends", amounting Euro 86 million, relates to a share distribution and redemption of Brasil Telecom shares (Note 1).

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

22. Dividends

        During the years ended 31 December 2012 and 2011, dividends paid by Portugal Telecom were as follows (Note 47.m):

	2012	2011	2010
	Euro
Ordinary dividend(i)	556,737,307	558,993,661	503,626,688
Extraordinary dividend	—	558,993,660	875,872,500

	556,737,307	1,117,987,321	1,379,499,188

(i)
In 2012, this caption includes Euro 184,799,868 paid in January, corresponding to an advance on account of 2011 profits approved by the Board of Directors on 15 December 2011, and Euro 371,937,439 paid in May.

        On 16 April 2010, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to the fiscal year 2009. Accordingly, dividends amounting to Euro 503,626,688 were paid in May 2010. In addition, as approved by the Board of Directors of Portugal Telecom on 16 December 2010, the Company paid to its shareholders in December 2010 an advance over 2010 profits totalling Euro 875,872,500, equivalent to a dividend of 1 Euro per share.

        The advance over 2010 profits mentioned above was paid under a new shareholder remuneration policy announced by Portugal Telecom following the disposal of the stake previously held in Brasilcel and in anticipation of the proposed investment in Oi Group, which was completed on 28 March 2011. This policy includes: (1) an extraordinary dividend per share of Euro 1.65 related to the year 2010, of which Euro 1.00 per share was paid in December 2010 and the remaining Euro 0.65 cents was paid in June 2011, as referred to below; and (2) an ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, the first of which was approved at the Annual Shareholders' Meeting held on 6 May 2011 and the second was approved at the Annual Shareholders' Meeting held on 27 April 2012.

        On 6 May 2011, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros per share proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in 2011, Portugal Telecom paid a total amount of Euro 1,117,987,321.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

22. Dividends (Continued)

        On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, totalling an amount of Euro 184,799,868, which was included in the Consolidated Statement of Financial Position as at 31 December 2011 under the caption "Other current liabilities" (Note 43) and was paid on 4 January 2012.

        On 27 April 2012, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 371,937,439.

        Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom's shares adjusted by treasury shares recognized in the Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom's economic interest in its own shares that were acquired by Telemar Norte Leste throughout 2011 and 2012.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

23. Earnings per share

        Earnings per share for the years ended 31 December 2012, 2011 and 2010 were computed as follows:

		2012	2011	2010
		Euro
Income from continuing operations, net of non-controlling interests	(1)	230,273,036	339,129,232	168,067,661
Income from discontinued operations, net of non-controlling interests	(2)	—	—	5,504,127,306

Net income attributable to equity holders of the parent	(3)	230,273,036	339,129,232	5,672,194,967
Financial costs related to exchangeable bonds (net of tax)	(4)	30,442,820	30,138,517	28,631,462

Net income considered in the computation of the diluted earnings per share	(5)	260,715,856	369,267,749	5,700,826,429

Weighted average common shares outstanding in the period(i)	(6)	856,659,594	864,161,921	875,872,500
Effect of the exchangeable bonds(ii)		82,472,694	74,833,069	64,655,173

	(7)	939,132,288	938,994,990	940,527,673

Earnings per share from continuing operations, net of non-controlling interests
Basic	(1)/(6)	0.27	0.39	0.19
Diluted	[(1)+(4)]/(7)	0.27	0.39	0.19
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	—	—	6.28
Diluted	(2)/(7)	—	—	5.85
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	0.27	0.39	6.48
Diluted	(5)/(7)	0.27	0.39	6.06

(i)
Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, applicable for all periods presented, and (2) Portugal Telecom's stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi (Note 1).

(ii)
Dilutive effects correspond to the impact of the exchangeable bonds issued on August 2007. The change in this caption in 2012 relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in June 2011 and May 2012.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

24. Short-term investments

        This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions. As at 31 December 2012 and 2011, the composition of this caption is as follows:

	2012	2011
	Euro
Debt securities(i)	517,741,612	376,288,223
Exclusive investment funds in Brazil(ii):
Government bonds	226,911,978	194,114,965
Other	1,348,182	30,791,431
Debentures(iii)	113,628,357	82,175,090
Other short-term investments	20,564,680	54,742,489

	880,194,809	738,112,198

(i)
This caption corresponds to certain debt securities which as at 31 December 2012 and 2011, including primarily debt securities recorded at PT Finance that had a maturity of approximately 4 months and are settled at nominal value plus accrued interest.

(ii)
The companies of the Oi group have cash investments in exclusive investment funds in Brazil and abroad, for the purpose of generating a return on its cash, and which are benchmarked against the CDI in Brazil and the LIBOR abroad. All investment funds in which Oi, S.A. and its subsidiaries invest are exclusive investment funds of the Oi Group and these funds portfolio include primarily government securities, bonds and time deposits. The maturity of the investments included in these funds is lower than one year and its carrying value is similar to its fair value.

(iii)
The debentures as at 31 December 2012, amounting to approximately Euro 114 million, were issued by Banco Santander Brasil, S.A. and Dibens Leasing, S.A. and were subscribed by Brazilian subsidiaries of Portugal Telecom Group. The maturity of these notes is approximately one year.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

25. Accounts receivable—trade

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Accounts receivable—trade:
Accounts receivable from customers	1,496,786,726	1,543,084,044
Unbilled revenues(i)	362,405,669	430,570,934

Sub-total	1,859,192,395	1,973,654,978
Adjustments for doubtful accounts receivable—trade (Note 42)	(340,641,929)	(393,320,226)

	1,518,550,466	1,580,334,752

(i)
As at 31 December 2012, this caption includes revenues from 2010 and previous years not yet billed to Fundação das Comunicações Móveis, which net of certain liabilities totaled a net receivable of approximately Euro 55 million. The remaining amounts included under this caption corresponds primarily to revenues recorded in the current year, which are billed in the subsequent year.

26. Accounts receivable—other

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Current accounts receivable—other
Receivables from related parties(i)	259,720,406	130,877,171
Advances to suppliers	45,846,222	81,858,366
Accrued interest income	21,222,354	25,000,067
Other(ii)	155,770,247	113,106,336

Sub-total	482,559,229	350,841,940
Adjustments for other current accounts receivable (Note 42)	(12,288,023)	(18,206,544)

	470,271,206	332,635,396

Non-current accounts receivable—other
Other non-current accounts receivable	37,730,990	38,993,769
Adjustments for other non-current accounts receivable (Note 42)	(14,814,058)	(16,897,769)

	22,916,932	22,096,000

(i)
This caption includes primarily dividends receivable from Portugal Telecom's associated company Unitel (Note 48.1).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

26. Accounts receivable—other (Continued)

(ii)
The increase in this caption reflects primarily the recognition in 2012 of the net compensation receivable by Portugal Telecom for prior years costs supported with the universal service obligation under the Concession Agreement, as explained in Note 15.

27. Inventories

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Merchandise(i)	123,312,006	130,220,482
Raw materials and consumables	41,935,929	39,112,533
Work in progress	6,561,306	5,674,684

Sub-total	171,809,241	175,007,699
Adjustments for obsolete and slow-moving inventories (Note 42)	(30,294,694)	(41,500,732)

	141,514,547	133,506,967

(i)
As at 31 December 2012 and 2011, this caption includes mainly mobile terminal equipment and fixed telephones, modems (internet access through ADSL), and set-top boxes from the telecommunications business in Portugal.

28. Taxes receivable and payable

        As at 31 December 2012 and 2011, this caption consists of:

	2012			2011
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes
Operations in Portugal
Value-added tax	10,100,915	33,196,210	6,996,958	28,968,767
Income taxes	46,151,079	2,178,460	60,941,922	2,553,152
Personnel income tax witholdings	—	14,814,413	—	9,127,657
Social Security Contributions	—	9,960,410	—	9,972,843
Other	—	497,322	—	591,375

	56,251,994	60,646,815	67,938,880	51,213,794
Taxes in foreign countries	352,922,911	384,986,158	306,561,520	360,563,083

	409,174,905	445,632,973	374,500,400	411,776,877

Non-current taxes
Taxes in foreign countries	66,971,235	312,630,917	56,406,992	314,374,825

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

28. Taxes receivable and payable (Continued)

        As at 31 December 2012 and 2011, the composition of the captions "Taxes in foreign countries" is as follows:

	2012		2011
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes:
Indirect taxes(i)	179,898,275	87,889,235	165,314,829	85,147,046
Income taxes	116,084,302	120,089,577	88,810,848	81,578,785
Brazilian tax financing program(ii)	—	9,788,325	—	11,505,141
Other(iii)	56,940,334	167,219,021	52,435,843	182,332,111

	352,922,911	384,986,158	306,561,520	360,563,083

Non-current taxes:
Brazilian tax financing program(ii)	—	93,861,672	—	113,205,688
Indirect taxes(i)	61,329,276	42,133,390	49,037,024	43,001,813
Other(iv)	5,641,959	176,635,855	7,369,968	158,167,324

	66,971,235	312,630,917	56,406,992	314,374,825

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

(iii)
Other current taxes payable relate primarily to (1) the federal taxes PIS and COFINS, (2) FUST (fund to improve the general access to telecommunications services) and FUNTTEL (National Telecommunications Fund) fees and (3) social charges due to the Brazilian social security system.

(iv)
Other non-current taxes payable include primarily taxes for which payment is suspended, in accordance with Brazilian tax legislation.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

29. Prepaid expenses

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Interest paid in advance	31,881,297	13,704,800
Marketing and publicity expenses paid in advance	24,296,160	18,141,381
Direct costs	7,869,918	4,739,472
Rentals	7,410,581	7,480,934
Maintenance and repairs	3,932,889	6,038,091
Telephone directories	3,570,802	5,026,606
Other	17,797,945	18,453,044

	96,759,592	73,584,328

30. Judicial deposits

        Oi and Contax have several legal proceedings, including civil, labor and tax contingencies (Note 49.3), for which, in accordance with Brazilian law, companies are required, in certain situations, to make judicial deposits or to present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

        Current and non-current judicial deposits of Oi and Contax that were proportionally consolidated for the first time as at 31 March 2011 amounted to Euro 208 million (Note 2.b) and Euro 776 million (Note 2.b), respectively, totaling Euro 984 million. As at 31 December 2012 and 2011, the composition of total current and non-current judicial deposits is as follows:

	2012	2011
	Euro
Judicial deposits
Civil	756,226,420	640,543,088
Tax	210,274,297	216,079,532
Labor	182,601,589	196,017,480
Court-blocked deposits	1,171,371	31,443,063

	1,150,273,677	1,084,083,163

Current	199,547,504	229,321,275
Non-current	950,726,173	854,761,888

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

31. Other current and non-current assets

        As at 31 December 2012 and 2011, these captions are as follows:

	2012	2011
	Euro
Other current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	—	37,124,881
Other	3,194,935	3,903,448

	3,194,935	41,028,329

Other non-current assets
Accounts receivable from QTE transactions (Notes 3.l.viii) and 43)	—	95,849,637
Other	34,175,455	36,860,417

	34,175,455	132,710,054

        As explained in Note 3.l.viii, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable by the same amount relating to the sale of the equipments and the financial lease, respectively. During the year ended 31 December 2012, the Company agreed with the other parties to these arrangements the early termination of the remaining QTE transactions that were still outstanding as at 31 December 2011, which explains the reduction in the related receivables and payables. As a result of the termination of these contracts, the Company did not incur significant costs.

32. Non-current assets held for sale and Discontinued operations

32.1 Non Current assets held for sale

        The composition of non-current assets held for sale as at 31 December 2012 is as follows:

2012
Euro
Investment in CTM	47,318,899
Investment in Sportinveste Multimédia	4,622,069
Real estate held by Oi	10,693,599

62,634,567

        These assets are recorded at their carrying amounts which are lower than their fair values less costs to sell.

a)    CTM

        On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake held in CTM to CITIC Telecom (Notes 1 and 50) and as such this investment was classified as a non-current asset held for sale as at 31 December 2012. This agreement provides that

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

32. Non-current assets held for sale and Discontinued operations (Continued)

Portugal Telecom will receive total proceeds of USD 411.6 million, subject to certain adjustments, on a cash-free and debt-free basis and assuming a normal level of working capital. As at 31 December 2012, CTM had a net cash position of USD 70 million and the carrying value of Portugal Telecom's investment in this associated company amounted to Euro 47 million, as detailed in the table above, corresponding to the financial investment recorded under the equity method of accounting.

        This sale has been approved by the Board of Directors of Portugal Telecom and is conditional upon the satisfaction of a set of precedent conditions, namely the successful completion of the transfer to CITIC Telecom of an equity stake representing 51% of the share capital of CTM held by Sable Holding Limited, a wholly-owned subsidiary of Cable & Wireless Communications Plc, and the approval of both transactions by the Government of Macau and by the relevant People's Republic of China governmental and regulatory authorities. CITIC Telecom and Portugal Telecom also entered into a strategic alliance agreement for capitalizing on their respective expertise in certain areas of collaboration in the telecom sector and in the identification of investment opportunities in the sector of information and communication technology ("ICT") in order to create value for their respective shareholders. Pursuant to this strategic alliance agreement, CITIC Telecom will select Portugal Telecom as the CITIC Telecom Group's strategic ICT service provider.

b)    Sportinveste

        On 20 December 2012, Portugal Telecom reached an agreement on a number of transactions that will allow Portugal Telecom to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. ("Sport TV"), Sportinveste Multimédia SGPS, S.A. ("Sportinveste Multimédia") and P.P. TV—Publicidade de Portugal e Televisão, S.A. ("PPTV"). Portugal Telecom will contribute its current 50% stake in Sportinveste Multimédia and invest, through a rights issue in Sport TV, a net amount of up to Euro 21 million. Following these transactions, Portugal Telecom will own 25% of Sport TV, which will incorporate PPTV and Sportinveste Multimédia. As a result of this agreement, Portugal Telecom's investment in Sportinveste Multimédia was classified as a non-current asset held for sale as at 31 December 2012, the carrying value of which amounted to Euro 5 million as of that date.

        Sport TV produces one of the most complete and broad sports content offering worldwide and PPTV promotes television rights. Sportinveste Multimédia is currently equally owned by Portugal Telecom and Sportinveste SGPS and its core business is the production and development of sport contents through any multimedia platform. This transaction will result in a joint-venture that will allow a higher operational efficiency in management of sports contents in the various distribution platforms, including pay-TV, mobile networks and Internet. This will benefit all operators in the market as well as their customers. Taking into consideration that sports contents are core to its strategy in the various market segments, Portugal Telecom will continue to distribute other sports contents thus striving to retain a diversified and competitive offer to its customers.

        These corporate transactions are subject to the approval of the competent authorities, particularly the Competition Authority—Autoridade da Concorrência, and the accomplishment of certain contractual conditions by the companies involved, including the conclusion of Sport TV's refinancing following the transaction.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

32. Non-current assets held for sale and Discontinued operations (Continued)

c)     Real estate held by Oi

        In 2012, the Board Directors of Oi, S.A. approved plans for the sale of several real estate properties, which accordingly were transferred to the caption "Non-current assets held for sale" at their corresponding carrying values, amounting to Euro 16 million (Note 37.5). Up to the end of 2012, Oi concluded the sale of some of these real estate properties for a total amount of approximately Euro 30 million (Note 47.f), which had a carrying value of Euro 5 million, and deferred the related capital gains amounting to approximately Euro 25 million since these transactions are still under inspection and pending approval by regulatory authorities. As at 31 December 2012, Oi still had several real estate properties classified as held for sale amounting to Euro 11 million, which plans to sale during 2013.

32.2 Discontinued operations

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

        Net income from discontinued operations in 2010 includes (1) the gain of Euro 5,423 million recognized on the sale, as explained above, (2) Portugal Telecom's 50% stake of Vivo's net income before non-controlling interests up to the conclusion of the sale of this business (Euro 110 million), and (3) positive foreign currency translation adjustments ("CTA's") transferred to net income prior to the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

32. Non-current assets held for sale and Discontinued operations (Continued)

sale (Euro 32 million), following share capital reductions undertaken by Brasilcel in 2010. The detail of net income from discontinued operations for the year ended 31 December 2010 is as follows:

2010
Euro
Net gain recorded in connection with the disposal of Brasilcel
Capital gain	4,389,916,509
CTA's transferred to net income following the sale	1,134,159,099
Impact of the present value of the receivable from Telefónica	(46,753,264)
Costs related to the sale	(54,281,187)

5,423,041,157
Net income before non-controlling interests of Vivo	110,444,523
CTA's transferred to net income following share capital reductions	31,940,853

Net income from discontinued operations	5,565,426,533

        Vivo's results (Portugal Telecom's 50% share) in 2010, up to the conclusion of the sale of this business, were as follows:

2010
Revenues	2,593,095,228
Costs:
Wages and salaries	150,109,495
Direct costs	545,450,454
Commercial costs	555,099,483
Depreciation and amortization (Notes 36 and 37)	530,428,173
Other costs	567,996,080

Total costs	2,349,083,685

Income before financial results and taxes	244,011,543
Financial losses	38,752,802

Income before income taxes	205,258,741
Income taxes	94,814,218

Net income	110,444,523

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

32. Non-current assets held for sale and Discontinued operations (Continued)

investment, which are also classified as cash flows from investing activities. The detail of cash flows from investing activities relating to discontinued operations is as follows:

	2011	2010
	Euro
Disposal of the 50% stake previously held by Portugal Telecom(i)	2,000,000,000	5,474,967,956
Share capital reductions at Brasilcel(ii)	—	89,935,775
Proportional consolidation of Vivo's cash flows from investing activities	—	(191,295,243)

Cash flows from investing activities	2,000,000,000	5,373,608,488

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

32. Non-current assets held for sale and Discontinued operations (Continued)

        Portugal Telecom's 50% share of the cash flows of Vivo in 2010, up to the conclusion of the sale of this business, is as follows:

2010
Euro
OPERATING ACTIVITIES
Collections from clients	2,893,087,731
Payments to suppliers	(1,863,175,077)
Payments to employees	(152,705,823)
Payments relating to income taxes	(25,099,067)
Payments relating to indirect taxes and other	(249,074,381)

Cash flows from operating activities	603,033,383

INVESTING ACTIVITIES
Cash receipts resulting from:
Interest and related income	11,349,529
Other investing activities	5,616,759

16,966,288

Payments resulting from:
Financial investments	(207,313,414)
Other investing activities	(948,117)

(208,261,531)

Cash flows from investing activities	(191,295,243)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	172,578,466
Other financing activities	3,299,354

175,877,820

Payments resulting from:
Loans repaid	(336,418,441)
Interest and related expenses	(74,696,080)
Dividends	(32,706,668)
Share capital reductions	(89,935,775)

(533,756,964)

Cash flows from financing activities	(357,879,144)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in group companies

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Investments in associated companies	400,355,415	515,272,033
Loans granted to associated companies and other companies	5,566,173	15,607,314
Investments in other companies	2,353,138	2,565,068

	408,274,726	533,444,415

        As at 31 December 2012 and 2011, the caption "Investments in associated companies" consists of:

	2012	2011
	Euro
Unitel(i)	392,204,436	378,420,947
Hungaro Digitel KFT	2,310,913	2,676,261
INESC—Instituto de Engenharia de Sistemas e Computadores(ii)	2,992,788	2,992,788
Páginas Amarelas, SA ("Páginas Amarelas")(iii)	—	83,075,839
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")(iv)	—	47,300,129
Other companies	5,840,066	3,798,857

	403,348,203	518,264,821
Adjustments for investments in associated companies (Note 42)	(2,992,788)	(2,992,788)

	400,355,415	515,272,033

(i)
The total investment in Unitel includes (a) the financial investment in this company under the equity method of accounting, reflecting the 25% direct interest held by PT Ventures in this associated company, amounting to Euro 365,705,931 million and Euro 351,922,442 as at 31 December 2012 and 2011, respectively, and (b) the difference between the purchase price and the fair value of net assets acquired recorded upon the acquisition of this company, amounting to Euro 26,498,505 as at 31 December 2012 and 2011. Portugal Telecom assesses the recoverable amount of the total investment in this company at least on an annual basis. The increase in the carrying value of this investment is explained by Portugal Telecom's share in the earnings of Unitel (Euro 188 million), partially offset by dividends attributed by this associated company in 2012 (Euro 150 million) and the impact of the depreciation of the US Dollar against the Euro in 2012 (Euro 5 million).

(ii)
As at 31 December 2012 and 2011, this investment is fully adjusted for.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in group companies (Continued)

(iii)
The reduction in this caption reflects: (1) the transfer of an amount of Euro 77 million to the caption "Intangible assets", corresponding to the amount allocated to the goodwill of the telephone and advertising directories' business, following the restructuring of the investment in Páginas Amarelas (Note 35); (2) the agreement entered into with a third party for the disposal of Portugal Telecom's 25% interest in this associated company, to be concluded up to the end of 2013, following which, as at 31 December 2012, the carrying value of this investment was decreased to its recoverable amount.

(iv)
As mentioned in Note 32, Portugal Telecom's investment in CTM, amounting to Euro 47 million as at 31 December 2012, was presented under the caption "Non-current assets held for sale", following the agreement entered into in January 2013 for the disposal of the investment in this associated company. The change in the carrying value of this investment during the year 2012 reflects primarily Portugal Telecom's share in the earnings of CTM (Euro 26 million) partially offset by the dividends attributed by this associated company (Euro 24 million—Note 47.h).

        The purpose of loans granted to associate and other companies is basically to finance its operations and develop new businesses. As at 31 December 2012 and 2011, the detail of these loans, which do not have a defined maturity date, is as follows:

	2012	2011
	Euro
INESC	2,838,821	2,916,971
SIRESP	1,513,090	4,423,980
Sportinveste Multimédia(i)	—	32,618,668
Other	3,803,002	3,905,410

	8,154,913	43,865,029
Adjustments for loans granted to associated and other companies (Note 42)	(2,588,740)	(2,588,741)
Adjustments related to the equity accounting on financial investments (Note 42)(i)	—	(25,668,974)

	5,566,173	15,607,314

(i)
As mentioned in Note 32, as at 31 December 2012, the Company's total investment in Sportinveste Multimédia, net of related adjustments, was transferred to the caption "Non-current assets held for sale", following the agreements entered into in December 2012 for the restructuring of this investment.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in group companies (Continued)

        As at 31 December 2012 and 2011, the caption "Investment in other companies" consists of:

	2012	2011
	Euro
Janela Digital	2,048,674	2,176,966
Other companies	2,970,305	3,083,816

Sub-total	5,018,979	5,260,782
Adjustments for investments in group companies (Note 42)	(2,665,841)	(2,695,714)

	2,353,138	2,565,068

        In the years ended 31 December 2012, 2011 and 2010, the detail of the profit and loss caption "Equity in earnings of associated companies, net" is as follows:

	2012	2011	2010
	Euro
Unitel	187,681,720	155,711,207	145,852,610
CTM	26,441,001	23,387,431	21,463,141
Sportinveste Multimédia(i)	(2,327,625)	(108,645)	(8,181,581)
Páginas Amarelas(ii)	(4,081,405)	(10,544,148)	(7,777,341)
UOL(iii)	—	37,628,337	(14,300,133)
Other	1,960,860	3,109,678	4,652,408

	209,674,551	209,183,860	141,709,104

(i)
In 2010, Portugal Telecom recognized an impairment loss of Euro 8.0 million on the investment in this associated company, following an impairment analysis made to this investment.

(ii)
Losses recorded in 2012 reflect primarily the impact of the recognition of this investment at its recoverable amount following the agreement entered into for its disposal, as mentioned above.

(iii)
The gain recorded in 2011 relates to the completion of the disposal of the investment in UOL, for a total amount of Euro 155.5 million (Note 47.e), following which the cumulative amount of positive foreign currency translation adjustments relating to this investment was reclassified to profit and loss. In 2010, this caption includes (1) an impairment loss of Euro 28 million, which was recognized in order to adjust the carrying value of this investment to its recoverable amount that was obtained through the sale transaction concluded in January 2011, and (2) Portugal Telecom's share in the earnings of this associate company, amounting to Euro 14 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in group companies (Continued)

        The summarized financial data of the main associated companies as at 31 December 2012 and 2011 and for the years then ended is presented below:

2012	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	2,351,304,737	888,481,013	1,462,823,724	1,590,130,760	750,726,880
CTM	28.00%	268,583,983	99,587,915	168,996,068	479,535,442	94,432,146

2011	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
	Euro
Unitel	25.00%	2,106,272,509	698,582,741	1,407,689,768	1,281,826,149	622,844,828
CTM	28.00%	266,166,962	97,237,930	168,929,032	356,470,366	83,526,539

        Considering the impact in the consolidated net income of Portugal Telecom's share in the earnings of Unitel, additional financial data about this associated company is disclosed below (amount stated in millions of Euro):

	2012	2011
	Euro million
BALANCE SHEET DATA:
Current assets
Cash and cash equivalents(i)	1,005.0	914.8
Accounts receivable(ii)	175.1	170.1
Inventories(iii)	31.3	18.5
Other	16.4	13.3

Total current assets	1,227.8	1,116.7

Non-current assets
Tangible assets(iv)	800.7	720.2
Other(v)	322.7	269.4

Total non-current assets	1,123.5	989.6

Total assets	2,351.3	2,106.3

Current liabilities
Accounts payable(vi)	165.5	108.8
Dividends payable	441.5	243.9
Other(vii)	205.7	241.6

Total current liabilities	812.7	594.2

Non-current liabilities	75.8	104.3

Total liabilities	888.5	698.6

(i)
Cash and cash equivalents include primarily term deposits.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in group companies (Continued)

(ii)
This caption includes mainly receivables from customers, primarily related to national and international telecommunications operators and post-paid customers. In addition, accounts receivable also includes advances to suppliers.

(iii)
Inventories correspond mainly to telecommunications equipment.

(iv)
Tangible assets include mainly (1) basic equipment, which accounts for about 50% of total net tangible assets and relates mainly to infrastructure equipment, (2) real estate properties, (3) administrative equipment and (4) in-progress tangible assets.

(v)
Other non-current assets include primarily loans granted to other entities and intangible assets related to industrial property and other rights.

(vi)
This caption includes accounts payable to trade and fixed asset suppliers and taxes payable to the local tax authorities.

(vii)
Other current liabilities include (1) deferred income related mainly to prepaid traffic and (2) accrued expenses relating primarily to the annual concession rent, leased lines, international traffic and wages and salaries.

	2012	2011	2010
	Euro million
INCOME STATEMENT DATA:
Revenues
Services rendered(i)	1,512.8	1,232.9	1,101.9
Sales	77.3	49.0	30.9

Total revenues	1,590.1	1,281.8	1,132.8

Costs
Wages and salaries	97.6	73.9	53.0
Direct costs(ii)	97.2	92.5	78.7
Commercial costs(iii)	196.7	164.5	137.6
Other costs(iv)	275.5	230.0	211.4
Depreciation and amortization	164.1	147.2	134.2

Total costs	831.1	708.0	614.9

Income before financial results and taxes	759.0	573.8	517.9

Financial results
Financial gains	43.4	49.8	76.4
Financial losses	51.8	0.8	10.9

Total financial results	(8.3)	49.0	65.5

Income before income taxes	750.7	622.8	583.4
Income taxes(v)	—	—	—

Net income	750.7	622.8	583.4

(i)
Services rendered relate primarily to prepaid traffic, which accounts for approximately 90% of total services rendered.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in group companies (Continued)

(ii)
Direct costs include mainly interconnection and transmission costs.

(iii)
Commercial costs include commissions, marketing and publicity expenses and costs of products sold.

(iv)
This caption includes third-party costs, maintenance and repair expenses, provisions and adjustments and indirect taxes.

(v)
Up to the end of 2012, Unitel was not subject to corporate income taxes as a result of a tax benefit that, as from 2013, is expected no longer to apply.

	2012	2011	2010
	Euro million
CASH FLOW DATA:
Operating activities
Collections from clients	1,564.2	1,306.4	1,104.8
Payments to suppliers	(486.3)	(396.3)	(354.1)
Payments to employees	(89.6)	(66.9)	(53.0)
Other payments resulting from operating activities	(22.8)	(21.4)	(6.9)

Cash flows from operating activities	965.5	821.8	690.9

Investing activities
Cash receipts resulting from interest and related income	47.6	54.6	85.6
Payments resulting from tangible and intangible assets	(244.7)	(280.1)	(183.5)
Other cash receipts (payments) resulting from investing activities(i)	(213.3)	0.0	(0.0)

Cash flows from investing activities	(410.5)	(225.5)	(97.9)

Cash flows from financing activities(ii)	(444.4)	(488.7)	(500.7)

Change in cash and cash equivalents(iii)	110.7	107.6	92.3

(i)
In 2012, this caption primarily includes certain loans granted to other entities.

(ii)
More than 75% of the amounts shown for each of the fiscal years correspond to dividends, and the remainder primarily represents interest paid.

(iii)
This change in cash and cash equivalents differs from the change in cash and cash equivalents included in the balance sheet data presented above due to the effect of foreign currency exchange differences.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

34. Other investments

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Real estate investments, net of accumulated amortisation	9,446,105	12,845,647
Other financial investments	20,055,581	21,339,524

	29,501,686	34,185,171
Adjustments for other investments (Note 42)	(9,855,412)	(11,205,872)
Adjustments for real estate investments (Note 42)	(232,759)	(94,709)

	19,413,515	22,884,590

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically performs an impairment analysis of these assets.

        Portugal Telecom received rents from lease contracts in 2012 and 2011 amounting to Euro 43,798 and Euro 80,186, respectively. During the years ended 31 December 2012 and 2011, amortization costs amounted to Euro 353,713 and Euro 388,806, respectively. Rents received net of amortization costs are included under the caption "Net gains on financial assets and other investments".

        As at 31 December 2012 and 2011, other financial investments were recorded at acquisition cost net of impairment losses, if any, and consisted of the following:

	2012	2011
	Euro
Tagusparque	1,296,875	1,296,875
Seguradora Internacional de Moçambique	617,224	617,224
Other(i)	18,141,482	19,425,425

Sub-total	20,055,581	21,339,524
Adjustments for other investments (Note 42)	(9,855,412)	(11,205,872)

	10,200,169	10,133,652

(i)
This caption reflects primarily the proportional consolidation of (1) the acquisition cost of Telemar's interest in the company Hispamar Satelites, S.A., and (2) Oi's investments obtained through tax incentives, which are mostly adjusted for.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

35. Goodwill

        During the years ended 31 December 2012 and 2011, movements in goodwill were as follows:

	2012	2011
	Euro
Initial balance	1,503,189,189	416,615,158
Changes in the consolidation perimeter(i)	—	(15,384,841)
Increases(ii)	—	1,179,514,571
Foreign currency translation adjustments(iii)	(122,557,181)	(77,555,699)
Transfers and other movements(iv)	68,754,992	—

Final balance	1,449,387,000	1,503,189,189

(i)
The impact of changes in the consolidation perimeter in the year ended 31 December 2011 reflects primarily the impact of the change in the consolidation method of Dedic, from full to proportional consolidation method, following which Dedic's contribution to consolidated goodwill decreased by Euro 33 million. This effect was partially offset by the proportional consolidation of the goodwill recorded at Oi and Contax as at the acquisition date of this investments, amounting to Euro 18 million (Note 2.b).

(ii)
In 2011, this caption includes (1) a total goodwill of Euro 1,123 million generated in the acquisition of the investments in Oi, Contax and its controlling shareholders, including Euro 1,092 million related to Oi and Euro 31 million related to Contax (Note 2.b), (2) the goodwill of Euro 29 million (Note 2.b) recorded by Contax as a result of the acquisition of Allus, and (3) the total goodwill amounting to Euro 28 million (Notes 1 and 2.b) recognized as a result of the operations completed on 1 July 2011 regarding the Contax transaction.

(iii)
Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

(iv)
This caption includes primarily an amount of Euro 77 million corresponding to the value of the software license agreement entered into in 2012 for the telephone and advertising directories' business, following the restructuring of the investment in Páginas Amarelas. As at 31 December 2011, this amount was included under the caption "Investments in group companies" (Note 33).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

35. Goodwill (Continued)

        The detail of total consolidated goodwill by cash generated unit as at 31 December 2012 and 2011 is as follows:

	2012	2011
	Euro
Brazil and other Latin America countries
Telecommunications in Brasil—Oi(i)	922,084,363	1,031,337,499
Call center services—Contax(ii)	101,627,468	118,861,685

	1,023,711,831	1,150,199,184

Portugal
Wireline telecommunications in Portugal	347,709,568	270,955,133
Information systems—PT Sistemas de Informação	8,956,960	8,956,960

	356,666,528	279,912,093

Other businesses
Mobile telecommunications in Namíbia—MTC(iii)	61,850,369	65,919,640
Wireline and mobile telecommunications in Cabo Verde—Cabo Verde Telecom	7,124,252	7,124,252
Other international operations	34,020	34,020

	69,008,641	73,077,912

	1,449,387,000	1,503,189,189

(i)
This caption relates mainly to the total goodwill generated in the acquisition of the investment in Oi, completed on 28 March 2011. The decrease in this caption during the year 2012 reflects primarily the impact of the depreciation of the Brazilian Real against the Euro.

(ii)
This caption includes primarily (1) the goodwill generated in the acquisition of the investment in Contax, completed on 28 March 2011, (2) the goodwill generated as a result of the transactions concluded on 1 July 2011, relating to the final step of the acquisition of the investment in Contax, and (3) goodwill recorded as a result of the acquisition of the investments in Allus in 2011 and GPTI in 2010. The decrease in this caption during the year 2012 relates mainly to the impact of the depreciation of the Brazilian Real against the Euro.

(iii)
The change in this caption relates primarily to the impact of the depreciation of the Namibian Dollar against the Euro during the year ended 31 December 2012.

        For the goodwill related to the wireline cash generated unit in Portugal, which resulted from the acquisition of several companies, some of which were subsequently merged, the Company monitors goodwill at this level, which is a lower level than the operating segment to which it belongs.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

35. Goodwill (Continued)

        For the goodwill related to other cash generated units, Portugal Telecom also concluded that the Company's share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from other investments.

        Total consolidated goodwill recorded at Portugal Telecom is not deductible for taxable purposes.

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

Assumptions	Telecommunications in Brazil	Wireline telecommunications in Portugal	Other businesses
Growth rates	4.0% - 4.5%	1.0% - 1.5%	0.0% to 2.5% - 0.5% to 3.0%
Discount rates	9.5% - 10.5%	8.9% - 9.9%	8.9% to 10.9% - 9.9% to 12.9%

        The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company's management has concluded that as at 31 December 2012 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

36. Intangible assets

        During the years ended 31 December 2012 and 2011, movements in intangible assets were as follows:

	Balance 31 Dec 2011	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
	Euro
Cost
Industrial property and other rights	5,820,951,207	143,567,897	(465,106,834)	31,712,621	5,531,124,891
Other intangible assets	179,996,161	50,064,284	(17,139,645)	(13,037,089)	199,883,711
In-progress intangible assets	57,720,100	24,868,682	(3,733,807)	(38,090,195)	40,764,780

	6,058,667,468	218,500,863	(485,980,286)	(19,414,663)	5,771,773,382

Accumulated depreciation
Industrial property and other rights	1,795,966,087	334,362,613	(127,696,231)	(11,939,938)	1,990,692,531
Other intangible assets	136,091,653	20,318,012	(12,703,588)	(2,751,313)	140,954,764

	1,932,057,740	354,680,625	(140,399,819)	(14,691,251)	2,131,647,295

	4,126,609,728	(136,179,762)	(345,580,467)	(4,723,412)	3,640,126,087

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

	Balance 31 Dec 2010	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2011
	Euro
Cost
Industrial property and other rights	1,327,613,702	4,417,311,747	265,822,111	(212,484,160)	22,687,807	5,820,951,207
Other intangible assets	29,827,068	126,899,457	19,191,339	(6,135,160)	10,213,457	179,996,161
In-progress intangible assets	26,081,876	17,777	26,306,338	424,735	4,889,374	57,720,100

	1,383,522,646	4,544,228,981	311,319,788	(218,194,585)	37,790,638	6,058,667,468

Accumulated depreciation
Industrial property and other rights	669,237,948	870,917,665	308,722,312	(50,824,112)	(2,087,726)	1,795,966,087
Other intangible assets	19,207,272	100,355,172	6,152,397	(4,593,357)	14,970,169	136,091,653

	688,445,220	971,272,837	314,874,709	(55,417,469)	12,882,443	1,932,057,740

	695,077,426	3,572,956,144	(3,554,921)	(162,777,116)	24,908,195	4,126,609,728

36.1.  Changes in the consolidation perimeter

        The impact of changes in the consolidation perimeter in the year ended 31 December 2011, amounting to Euro 3,573 million, includes primarily:

  •
  Intangible assets of Oi and Contax that were proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011, totalling Euro 3,539 million (Note 2.b), including the carrying value of those assets (Euro 2,012 million) and the fair value adjustments recorded under the purchase price allocation (Euro 1,527 million);

  •
  The proportional consolidation of Allus's intangible assets, amounting to Euro 13 million as at 30 April 2011 (Note 2.b);

  •
  The impact of the Contax transaction (Note 1) completed on 1 July 2011, corresponding to a net reduction of intangible assets amounting to Euro 9 million, reflecting (1) Dedic/GPTI's intangible assets that were no longer fully consolidated as from 30 June 2011, amounting to Euro 16 million (Note 2.b), and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom's 44.4% effective stake in CTX; and

  •
  The impact of the increase in the proportional consolidation stake of Contax from 42.0% to 44.4%.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

36.2.  Increases

        The detail of increases in intangible assets is as follows:

	2012	2011
	Euro
Cost
Capital expenditures (Note 7.c)	177,670,325	175,242,533
4G license acquired by Oi (Note 7.b)(i)	40,830,538	—
4G license acquired by TMN(ii)	—	106,492,862
Commitments assmued by PT Comunicações under TDT license(iii)	—	23,595,179
Commitments assmued by Cabo Verde Telecom under 3G license(iv)	—	5,989,214

	218,500,863	311,319,788

Accumulated depreciation	354,680,625	314,874,709

	(136,179,762)	(3,554,921)

(i)
This caption corresponds to the acquisition by Oi, in June 2012, of 4G/LTE licenses for a total amount of R$ 400 million, equivalent to Euro 41 million proportionally consolidated.

(ii)
In relation to a mobile spectrum auction conducted by the Portuguese telecommunications regulator ICP-Anacom in 2011, TMN submitted the best winning bids in each block that it has bid and obtained spectrum in three frequency bands for a total amount of Euro 113 million, thus reinforcing its commitment to the LTE technology, strengthening TMN's mobile data capabilities and its network quality to continue to lead data services in Portugal and also to lead the roll-out of 4G services. As a result, TMN recognized an intangible asset amounting to Euro 106 million, which corresponds to the present value of the instalments payable to Anacom (Note 39) totalling Euro 113 million.

(iii)
This caption corresponds to the present value of the commitmments assumed by PT Comunicações under the TDT license.

(iv)
Cabo Verde Telecom recorded an intangible asset in 2011, amounting to Euro 6 million, related to the commitments assumed under the 3G license.

36.3.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

36.4.  Other information regarding intangible assets

        The net carrying value of the caption "Industrial property and other rights" includes mainly the following items:

  •
  Euro 2,426 million and Euro 2,800 million as at 31 December 2012 and 2011, respectively, related to regulatory licenses held by Oi Group, including both mobile licenses and fixed line concessions, which were adjusted to fair value as at 31 March 2011, following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi (Note 2.b);

  •
  Euro 360 million and Euro 378 million as at 31 December 2012 and 2011, respectively, related to 3G and 4G licenses obtained by TMN in 2000 and 2011, respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciation of Euro 140 million. The gross amount includes primarily:

  (i)
  Euro 133 million related to the acquisition of the UMTS license in 2000;

  (ii)
  Euro 242 million capitalized in 2007, following the commitment assumed in 2000 by TMN and the other mobile operators of making contributions to the information society during the period through the maturity of the license, and Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability; and

  (iii)
  Euro 106 million related to the 4G license acquired by TMN in 2011.

  •
  Euro 214 million and Euro 282 million as at 31 December 2012 and 2011, respectively, corresponding to the fair value, net of accumulated depreciation, of the customer bases of Oi and Contax, which were recognized at fair value as at 31 March 2011 following the purchase price allocation performed by Portugal Telecom under the acquisition of the investments in Oi and Contax (Note 2.b);

  •
  Euro 185 million and Euro 201 million as at 31 December 2012 and 2011, respectively, related to the acquisition of the Basic Network from the Portuguese State, regarding the gross amount capitalised in 2002 amounting to Euro 339 million;

  •
  Euro 184 million and Euro 189 million as at 31 December 2012 and 2011, respectively, related to software licenses;

  •
  Euro 29 million and Euro 34 million as at 31 December 2012 and 2011, respectively, related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

  •
  Euro 23 million and Euro 24 million as at 31 December 2012 and 2011, respectively, related to the commitments assumed by PT Comunicações under the TDT license; and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

  •
  Euro 16 million and Euro 25 million as at 31 December 2012 and 2011, respectively, related to contracts signed by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

        In 2012, Portugal Telecom invested around Euro 167 million in Research, Development and Innovation, including Euro 41 million recorded as an expense and Euro 126 million that were capitalized.

37. Tangible assets

        During the years ended 31 December 2012 and 2011, movements in tangible assets were as follows:

	Balance 31 Dec 2011	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
	Euro
Cost
Land	205,234,976	—	744,559	(2,489,765)	(1,728,510)	201,761,260
Buildings and other constructions	1,679,141,703	604,699	34,187,907	(87,199,060)	(37,899,982)	1,588,835,267
Basic equipment	18,903,416,390	2,997,334	603,699,910	(999,073,301)	48,060,505	18,559,100,838
Transportation equipment	77,027,502	71,479	13,801,167	(424,301)	(8,609,474)	81,866,373
Tools and dies	42,324,635	—	895,206	(2,289,795)	(143,810)	40,786,236
Administrative equipment	1,404,395,186	—	45,885,774	(26,817,333)	50,845,393	1,474,309,020
Other tangible assets	111,025,105	214,812	2,301,270	(6,699,651)	9,343,446	116,184,982
In-progress tangible assets	590,898,297	—	437,642,018	(61,742,405)	(364,997,640)	601,800,270
Advances to suppliers of tangible assets	511,125	—	—	—	51,536	562,661

	23,013,974,919	3,888,324	1,139,157,811	(1,186,735,611)	(305,078,536)	22,665,206,907

Accumulated depreciation
Land	9,819,238	—	—	—	(86,569)	9,732,669
Buildings and other constructions	794,881,171	503,007	82,380,716	(54,291,804)	(41,951,806)	781,521,284
Basic equipment	14,599,712,818	1,140,013	826,022,711	(816,391,234)	(229,431,537)	14,381,052,771
Transportation equipment	52,788,916	71,479	11,149,563	(325,805)	(6,842,860)	56,841,293
Tools and dies	40,792,425	—	1,810,996	(2,265,311)	(1,195,285)	39,142,825
Administrative equipment	1,198,101,842	—	111,860,466	(20,524,722)	(307,885)	1,289,129,701
Other tangible assets	89,255,941	208,553	2,740,880	(4,923,317)	1,630,953	88,913,010

	16,785,352,351	1,923,052	1,035,965,332	(898,722,193)	(278,184,989)	16,646,333,553

	6,228,622,568	1,965,272	103,192,479	(288,013,418)	(26,893,547)	6,018,873,354

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

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

  •
  The impact of the Contax transaction (Note 1) completed on 1 July 2011, corresponding to a net reduction of tangible assets amounting to Euro 26 million, reflecting (1) Dedic/GPTI's tangible assets that were fully consolidated as at 30 June 2011, amounting to Euro 46 million (Note 2.b), and (2) the proportional consolidation of these same assets in Contax, based on Portugal Telecom's 44.4% effective stake in CTX; and

  •
  The increase in the proportional consolidation stake of Contax from 42.0% to 44.4%.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

37.2.  Increases

        The detail of increases in tangible assets is as follows:

	2012	2011
	Euro
Cost
Capital expenditures (Note 7.c)(i)	1,139,157,811	1,048,578,648
Acquisition of real estate properties from pension funds (Note 14.1.1)(ii)	—	3,403,556
Data Center	—	2,959,392

	1,139,157,811	1,054,941,596

Accumulated depreciation	1,035,965,332	1,010,709,900

	103,192,479	44,231,696

(i)
Capital expenditures relate primarily to network equipment, including investments towards the improvement of network's quality and reliability, the increase of broadband speed and data capacity and the acquisition and installation of terminal equipment. For more detailed information about the investments made in each reportable segment, please refer to Note 7.

(ii)
As mentioned in Note 14.1.1, in 2011, PT Comunicações acquired one last real estate property for an amount of Euro 3 million in connection with the transfer of unfunded pension obligations to the Portuguese State completed in December 2010.

37.3.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

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

        In accordance with the Group's accounting policy to revalue these assets at least every three years, Portugal Telecom performed another revaluation of the real estate assets and ducts infra-structure in 2011, through the same methodology described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income (Note 44.5) under the caption "Revaluation reserve" and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption "Depreciation and amortization". The split of these impacts between real estate and ducts infra-structure is as follows:

  •
  A reduction in the carrying value of the ducts infra-structure amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also technological improvements, leading to a reduction in the average cost per meter of duct to between Euro 42 and Euro 70, depending on the area where the infra-structure is located; and

  •
  A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in other comprehensive income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 Euros, although the overall average monthly rent per square meter increased to 7 Euros, as a result of real estate assets acquired between those years.

        The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 10 million and Euro 32 million in 2012, respectively, and to Euro 11 million and Euro 45 million in 2011, respectively. If these assets had been carried under the cost model, the carrying amounts of the real estate properties and the ducts infra-structure

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

would have been reduced by approximately Euro 179 million and Euro 498 million, respectively, corresponding to Euro 135 million and Euro 373 million net tax effect, respectively.

37.5.  Other situations regarding tangible assets

        In 2012, Oi, S.A. completed a definitive sale of towers from its mobile telecommunications infra-structure for a total amount of approximately Euro 50 million (Note 47.f), which had a carrying value of approximately Euro 20 million, corresponding to the amounts proportionally consolidated in Portugal Telecom's financial statements. Accordingly, capital gains totaling approximately Euro 30 million were recorded during the year ended 31 December 2012 and included under the caption "Gains on disposal of fixed assets, net", the consolidated amount of which amounted to Euro 33 million in 2012.

        As mentioned in Note 32, the Board of Directors of Oi, S.A. approved plans for the sale of several real estate properties with a carrying value of Euro 16 million, which accordingly were transferred to the caption "Non-current assets held for sale".

        In addition, the following situations regarding tangible assets should be mentioned:

  •
  Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

  •
  In-progress tangible assets correspond primarily to telecommunications network equipments and are recorded during the installation period of those equipments, which normally lasts 2 to 3 months, thus explaining the significant amounts recorded under this caption, although with reduced maturities;

  •
  Portugal Telecom recognized own work capitalized in tangible assets amounting to Euro 102 million and Euro 107 million in the years ended 31 December 2012 and 2011, respectively;

  •
  PT Comunicações, under the terms of the Modification Agreement of the Concession, owns tangible assets related to the Concession amounting to Euro 1,765 million and Euro 1,995 million as at 31 December 2012 and 2011, respectively;

  •
  PT Comunicações owns tangible assets located outside Portugal, including participations in submarine cable consortiums, which amounted to Euro 15 million and Euro 19 million as at 31 December 2012 and 2011, respectively; and

  •
  PT Comunicações owns tangible assets that are installed in properties of third parties or on public property, amounting to Euro 8 million and Euro 9 million as at 31 December 2012 and 2011, respectively, and owns tangible assets that are not yet registered under its name, amounting to Euro 8 million as at 31 December 2012 and 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt

        As at 31 December 2012 and 2011, this caption consists of:

	2012		2011
	Short-term	Long-term	Short-term	Long-term
	Euro
Exchangeable bonds	—	732,944,410	—	723,363,242
Bonds	1,079,735,369	5,800,296,695	1,562,012,437	5,381,422,200
Bank loans
External loans	337,093,482	2,548,878,805	413,084,942	2,735,410,287
Domestic loans	2,753,090	108,765,906	355,699	—
Liability related to equity swaps on treasury shares	73,210,081	—	93,767,521	—
Commercial paper	175,750,000	—	554,000,000	—
Leasings	24,286,305	23,968,784	26,979,404	35,609,152
Derivative financial instruments	(31,333,877)	(7,657,476)	(2,206,840)	(4,185,879)
Other financings	51,258,437	178,555,864	643,565,142	117,781,329

	1,712,752,887	9,385,752,988	3,291,558,305	8,989,400,331

        The Euro 1,182 million decrease in gross debt during the year ended 31 December 2012 relates primarily to the following effects:

  •
  The repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005 (Note 38.2);

  •
  The payment of the last instalment due to the Portuguese State, amounting to Euro 454 million, in connection with the transfer of unfunded pensions obligations completed in December 2010 (Note 38.8);

  •
  The reduction of Euro 378 million in the outstanding amounts due under commercial paper programmes (Note 38.5); and

  •
  A decrease of Euro 159 million in the gross debt of Oi, Contax and its controlling shareholders, from Euro 3,882 million as at 31 December 2011 to Euro 3,723 million as at 31 December 2012, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 443 million). Using a constant exchange rate, the gross debt of Oi, Contax and its controlling shareholders would have increased by Euro 285 million, mainly due to (Note 38.2): (1) senior notes amounting to US$ 1,500 million issued by Oi, S.A. in February 2012, equivalent to R$ 2,741 million (Euro 280 million proportionally consolidated); (2) debentures amounting to R$ 2,000 million issued by Oi, S.A. in March 2012 (Euro 204 million proportionally consolidated); (3) the repayment of debentures totalling R$ 1,500 million issued by TNL in May 2011 (Euro 153 million proportionally consolidated); and (4) the repayment of the debentures amounting to R$ 720 million issued by Oi, S.A. in June 2006 (Euro 74 million proportionally consolidated).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        The effects mentioned above were partially offset by the Euro 400 million Bond issued by Portugal Telecom in July 2012 and the Euro 750 million Eurobond issued by PT Finance in October 2012, as detailed in Note 38.2.

38.1.  Exchangeable bonds

        On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, convertible into fully paid ordinary shares of Portugal Telecom, as follows:

  •
  Exchange price of Euro 13.9859 per ordinary share of Portugal Telecom, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, and to Euro 11.06 on 28 December 2010, Euro 9.4 on 31 May 2011 and Euro 8.91 on 22 May 2012, following the dividends paid in December 2010, June 2011 and May 2012, respectively, according to the terms and conditions of these bonds;

  •
  Nominal value of each bond: Euro 50,000;

  •
  Maturity: 28 August 2014 unless previously redeemed, acquired, cancelled or converted; and

  •
  Fixed interest rate: 4.125% per annum, paid semi-annually.

        The exchangeable bonds represent a compound instrument and accordingly the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders' equity under the caption "Other reserves and accumulated earnings", while the financial liability component was initially computed based on a market interest rate of 5.51% and is recorded by the amortized cost.

        As at 31 December 2012, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 766 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

38.2.  Bonds

        The following table provides detailed information about the bonds outstanding as at 31 December 2012:

Issuer(i)	Debt	Local currency(ii)	Euro(iii)	Issue date	Expected maturity(iv)	Interest rate
Portuguese operations:
PT Finance	Eurobond	750,000,000	750,000,000	Oct-12	2018	5.875%
Portugal Telecom	Eurobond	400,000,000	400,000,000	Jul-12	2016	6.25%
PT Finance	Eurobond	600,000,000	600,000,000	Feb-11	2016	5.625%
PT Finance	Eurobond	750,000,000	750,000,000	Nov-09	2019	5.00%
PT Finance	Fixed rate notes	250,000,000	250,000,000	Jul-09	2017	5.242%
PT Finance	Eurobond(v)	934,000,000	934,000,000	Apr-09	2013	6.00%
PT Finance	Floating rate notes	50,000,000	50,000,000	Aug-08	2013	3-month Euribor plus 1.50%
PT Finance	Eurobond	500,000,000	500,000,000	Jun-05	2025	4.50%
PT Finance	Eurobond	500,000,000	500,000,000	Mar-05	2017	4.375%
	Transaction costs(vi)		(17,963,117)

			4,716,036,883

Brazilian operations:
Telemar Participações	Debentures	500,000,000	47,378,865	Apr-12	Between 2017 and 2019	CDI + 1.20%
Oi	Debentures(vii)	2,000,000,000	189,515,461	Mar-12	Between 2017 and 2020	IPCA+6.20% and CDI+0.94%
Oi	Senior Notes(viii)	3,065,250,000	290,456,133	Feb-12	2022	5.75%
Contax	Debentures	400,000,000	65,649,697	Dec-11	Between 2016 and 2018	CDI+1.55% and IPCA+6.80%
Oi	Debentures	2,350,000,000	222,680,667	Dec-11	Between 2016 and 2018	CDI + 1.15%
Telemar Participações	Debentures	500,000,000	47,378,865	Oct-11	Between 2014 and 2018	CDI + 1.35%
Oi	Senior Notes	1,100,000,000	104,233,503	Sep-11	2016	9.75%
Oi	Debentures	1,000,000,000	94,757,730	Aug-11	2017	CDI+1%
Oi	Senior Notes(ix)	2,021,550,000	191,557,490	Dec-10	2017	5.13%
Telemar	Senior Notes(viii)	3,651,785,588	346,034,914	Sep-10	2020	5.50%
Telemar	Debentures	2,000,000,000	189,515,461	Nov-09	2014	CDI+1.2%
Telemar	Bond(viii)	290,295,523	27,507,745	Apr-09	2019	9.50%
Telemar Participações	Debentures	690,000,000	65,382,834	Apr-08	Between 2012 and 2015	Between 1.4% and 1.55%
AG/LF	Debentures	1,339,290,221	173,380,521	Feb-08	Semiannually until 2020	IPCA (inflation) +5.0%
Telemar	Debentures	540,000,000	51,169,174	Mar-06	2013	103% of CDI and CDI+0.55%
	Other bond loans and transaction costs		57,396,121

			2,163,995,181

			6,880,032,064

(i)
All PT Finance and Portugal Telecom issuances were made under the Euro Medium Term Note Programme ("EMTN").

(ii)
Amounts in Euro, except for issuances of companies located in Brazil where amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.

(iii)
For issuances of companies located in Brazil, amounts are presented based on the respective proportional consolidation stake.

(iv)
Loans are repayable on final maturity except where otherwise indicated.

(v)
The issued amount under this Eurobond was Euro 1,000 million. During 2011 and 2012, PT Finance acquired own bonds with a notional amount of Euro 64,000,000 and Euro 2,000,000, respectively, which the Company intends to either cancel or hold to maturity. In 2011, bonds were acquired for an amount of Euro 61,870,750, resulting in the recognition of a financial gain amounting to Euro 2,129,250 (Note 19).

(vi)
This caption corresponds to expenses incurred at the date these bonds were issued, which relate to (i) roundings in defining the coupon rate; and (ii) prepaid commissions. These expenses are recognized in earnings through the life of the bonds.

(vii)
These debentures were issued in two series, the first of which amounted R$ 400 million and bears interest at the rate of CDI plus 0.94% and the second amounted to R$1,600 million and bears interest at the rate of IPCA plus 6.20%.

(viii)
These notes were issued in U.S. Dollars.

(ix)
These notes were issued in Euros.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        The following bonds were repaid during the year ended 31 December 2012:

  •
  PT Finance repaid the Euro 1,300 million Eurobond issued in March 2005;

  •
  Oi, S.A. repaid debentures totaling R$ 1,500 million (Euro 153 million proportionally consolidated) that had been issued in May 2011; and

  •
  Oi, S.A. repaid debentures totaling R$ 720 million (Euro 74 million proportionally consolidated) that had been issued in June 2006.

        As at 31 December 2012, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance and Portugal Telecom amounted to Euro 7,500,000,000, of which Euro 4,800,000,000 were outstanding as at 31 December 2012, as detailed above.

        The fair value of the bonds issued by Portuguese operations was determined based on market information and amounted to Euro 4,810 million as at 31 December 2012. The estimate fair value of bonds from Brazilian operations amounted to Euro 2,256 million as at 31 December 2012, which includes certain bonds at carrying value.

38.3.  Bank loans

        As at 31 December 2012 and 2011, bank loans are denominated in the following currencies:

	2012		2011
	Currency of the notional	Euro	Currency of the notional	Euro
	Euro
Brazilian Reais	3,732,585,091	1,380,598,125	4,683,838,637	1,938,755,179
Euros	1,593,444,233	1,593,444,233	997,361,633	997,361,633
Other currencies		23,448,925		212,734,116

		2,997,491,283		3,148,850,928

        As at 31 December 2012, Portugal Telecom had the following committed standby credit facilities:

Initial date	Maturity	Amount
		Euro
April 2011(i)	June 2016	800,000,000
October 2004	January 2015	100,000,000
January 2009	January 2013	50,000,000

		950,000,000

(i)
This revolving credit facility was secured in March 2011 for an initial amount of Euro 900 million and an initial maturity of three years, which was increased to Euro 1,050 million in 12 April 2011 and to Euro 1,200 in 13 April 2011. In 2012, the Company extended the maturity from March 2014 to June 2016, while its amount was changed from Euro 1,200 million to Euro 800 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        Portugal Telecom also entered into an export credit facility, comprising two committed tranches amounting to Euro 80 million, agreed in 2011, and Euro 100 million, agreed in January 2013.

        In addition to certain financing agreements entered into by the Oi Group that are used only partially, as described below, several companies of the Oi Group also entered into the following standby facilities under which no amount had been drawn as at 31 December 2012:

  •
  A standby facility entered into in December 2012 for a three year period, amounting to R$ 1,500 million (Euro 142 million);

  •
  A financing agreement entered into in July 2012 for a two year period, amounting to US$ 200 million (Euro 39 million);

  •
  A standby facility entered into in November 2011 for a five year period, amounting to US$ 1,000 million (Euro 194 million).

        As at 31 December 2012, external bank loans due include primarily the following financings:

  •
  An amount of Euro 750 million used under the above mentioned committed standby facilities at Portuguese operations and an amount of Euro 61 million used under the export credit facility;

  •
  Loans obtained by Portugal Telecom from the European Investment Bank ("EIB") totalling Euro 602 million, maturing up to 2021, including primarily (1) two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom's next generation network, which have an average maturity of approximately 5 years, (2) a loan obtained in 2011 amounting to Euro 140 million for the purpose of research and development, which matures in 2019, and (3) a loan secured in 2012 amounting to Euro 100 million in order to finance the investment in next generation network, which also matures in 2019;

  •
  A loan obtained by PT Finance in 2010 amounting to Euro 50 million and maturing between 2013 and 2015;

  •
  Financing agreements entered into by the Oi Group with BNDES in December 2012 for the purpose of financing the investments between 2012 and 2014, totalling R$5,417 million. In December 2012, several companies of the Oi Group drawn a total amount of R$2,000 million under these financing agreements, corresponding to Euro 190 million proportionally consolidated in Portugal Telecom's Statement of Financial Position as at 31 December 2012;

  •
  Financing agreements entered into with BNDES in December 2009 by several companies of the Oi Group for the purpose of financing the investments between 2009 and 2011, totalling R$4,403 million. In 2009, 2010 and 2011, there were disbursements of R$1,500 million, R$1,093 million and R$1,068 million, respectively. Interest and principal are paid on a monthly basis until final maturity in December 2018. The outstanding amount due as at 31 December 2012 was R$2,618 million, corresponding to Euro 248 million proportionally consolidated in Portugal Telecom's Statement of Financial Position;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

  •
  A loan of R$4,300 million obtained in May 2008 by Telemar with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom (now Oi, S.A.), with interest being payable semi-annually, from May 2015 to May 2018. Following the repayment of two instalments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual instalments beginning on May 2015. The outstanding amount due as at 31 December 2012 was R$3,071 million, corresponding to Euro 291 million proportionally consolidated in Portugal Telecom's Statement of Financial Position;

  •
  A credit facility entered into by Telemar in November 2006 with the BNDES, in order to finance the expansion and technological upgrading of its fixed grid, scheduled for the period 2006 to 2008. This agreement is divided into two sub-loans: (i) sub-loan A intended specifically for the purchase of domestic equipment and related services which totals R$1,771 million; and (ii) sub-loan B intended for the purchase of telecommunications equipment that complied with the Basic Production Process, which totals R$200 million. Interest is paid on a monthly basis and principal is repayable in 60 monthly instalments as from July 2009. The outstanding amount due as at 31 December 2012 was R$456 million, corresponding to Euro 43 million proportionally consolidated in Portugal Telecom's Statement of Financial; and

  •
  A credit facility entered into by Brasil Telecom in November 2006 with BNDES, amounting to R$2,004 million (actual loans of R$2,055 million). Interest is paid on a monthly basis and principal is repayable in 60 monthly instalments, from June 2009 to May 2014. The outstanding amount due as at 31 December 2012 was R$399 million, corresponding to Euro 38 million proportionally consolidated in Portugal Telecom's Statement of Financial.

        As at 31 December 2012 and 2011, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2012	2011
Maximum rate	4.81%	6.56%
Minimum rate	0.67%	0.20%

        As at 31 December 2012, the estimated fair value of total bank loans, computed based on a discounted cash flows method, amounted to Euro 2,951 million, which includes loans from Brazilian operations at carrying value.

38.4.  Liability related to equity swaps on treasury shares

        This caption relates to an equity swap contract entered into by Portugal Telecom over 20,640,000 treasury shares, which was recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,827 (Note 44.2). In December 2011 and 2012, Portugal Telecom settled the amounts of Euro 84,304,306 and Euro 20,557,440 (Note 47.l), respectively, following which the outstanding amount due was reduced to Euro 93,767,521 as at 31 December 2011 and to Euro 73,210,081 as at 31 December 2012.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

38.5.  Commercial paper

        Portugal Telecom entered into several commercial paper programs, under which it had issued a total amount of Euro 176 million as at 31 December 2012, maturing in January 2013. Under these programmes, the Company had available an underwritten amount of Euro 200 million as at 31 December 2012.

        In January 2013, Portugal Telecom entered into a new commercial paper program for a total amount of Euro 400 million, including an underwritten amount of Euro 200 million.

38.6.  Leasings

        Financial lease obligations recorded as at 31 December 2012 relate mainly to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business. As at 31 December 2012, the carrying amount of assets acquired under finance leases is as follows:

	Gross amount	Accumulated depreciation	Carrying amount
	Euro
Industrial property and other rights	54,427,007	36,388,507	18,038,500
Transportation equipment	40,729,903	20,133,935	20,595,968
Other	2,752,973	981,804	1,771,169

	97,909,883	57,504,246	40,405,637

        As at 31 December 2012, the detail of future minimum lease payments related to finance lease contracts is as follows:

	Present value	Finance costs	Total
	Euro
2013	24,286,305	1,935,759	26,222,064
2014	16,816,152	995,468	17,811,620
2015	5,210,297	190,774	5,401,071
2016	1,069,796	76,401	1,146,197
2017	872,539	28,856	901,395

	48,255,089	3,227,258	51,482,347

38.7.  Derivative financial instruments

        This caption corresponds basically to exchange and interest rate financial derivatives which were contracted primarily by Oi Group with the purpose of eliminating the risk of exchange and interests

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

rate fluctuations in debt instruments. The fair value of these derivative financial instruments was positive Euro 39.0 million and Euro 6.4 million as at 31 December 2012 and 2011, respectively (Note 45.2).

38.8.  Other financings

        As at 31 December 2012, this caption includes primarily Euro 111 million related to preferred shares issued by Telemar Participações and Euro 96 million related to certificates of real estate receivables (CR's) indirectly issued by the Oi Group and purchased by Brazilian financial institutions, corresponding to the amounts proportionally consolidated in Portugal Telecom's financial statements.

        Telemar Participações issued 1,000,000 preferred shares in April 2008, at a nominal price of R$1,239.61 per share, totalling R$1,239.6 million. These preferred shares were fully subscribed by BNDES Participações, S.A., one of the shareholders of Telemar Participações, and its main features consist of: (1) priority in the distribution of a fixed dividend equivalent to 5% per year of the issuance price per share, adjusted by inflation; (2) annual repayments as from April 2011 at the issuance price, adjusted by inflation; (3) the holder of the preferred shares has the option to demand its repayment through shares of Telemar Norte Leste held by Telemar Participações; (4) convertible into ordinary shares of Telemar Participações if the repayment of the preferred shares is not made in accordance with its terms or the fixed dividend is not paid; and (5) do not have voting rights. Considering there features, preferred shares issued by Telemar Participações are classified as debt and amounted to R$1,176 million as at 31 December 2012, equivalent to Euro 111 million proportionally consolidated in Portugal Telecom's Statement of Financial Position, as compared to Euro 135 million as at 31 December 2011.

        In August 2010, Oi, S.A. and Telemar transferred several real estate properties to its wholly-owned subsidiaries Copart 4 Participações S.A. ("Copart 4") and Copart 5 Participações S.A. ("Copart 5"), respectively. Telemar and Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to the entities mentioned above. Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários or CRIs), backed by these receivables. These CRIs were purchased by Brazilian financial institutions and Oi received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. As at 31 December 2012, the aggregate liability under these leases was R$1,014 million, equivalent to Euro 96 million proportionally consolidated in Portugal Telecom's Statement of Financial Position, as compared to Euro 150 million as at 31 December 2011.

        As at 31 December 2011, this caption also included an amount of Euro 454 million due to the Portuguese State, in connection with the transfer of certain unfunded pension obligations, of a total amount of Euro 922 million that was due as at 31 December 2010. Portugal Telecom repaid Euro 17.4 million and Euro 450.0 million (Note 47.l) in January and December 2011, respectively, and repaid the remaining outstanding amount of Euro 454 million (Note 47.l) in December 2012.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

38.9.  Medium and long-term debt

        As at 31 December 2012, medium and long-term debt matures as follows:

Euro
2014	1,290,065,865
2015	381,648,577
2016	2,420,225,572
2017	1,449,539,628
2018 and following years	3,844,273,346

9,385,752,988

38.10.  Covenants

        As at 31 December 2012, the Company had several covenants related to its indebtedness as follows:

  •
  Change in control

        The exchangeable bonds, the credit facilities amounting to Euro 1,180 million and the loans obtained from EIB totalling Euro 602 million as at 31 December 2012 establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

        The Euro 1,000 million and Euro 750 million Eurobonds issued in 2009, the Euro 600 million Eurobond issued in 2011 and the Euro 750 million Eurobond issued in 2012 establish penalties in the case of any change of control of Portugal Telecom, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit rating

        Certain loan agreements with the EIB, totalling Euro 82 million as at 31 December 2012, stated that Portugal Telecom could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). As at 31 December 2012, the repayment schedule of the Euro 82 million loans is as follows: Euro 46 million in 2013 and Euro 36 million in 2014.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        In 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of Portugal Telecom's credit rating.

        On 23 December 2011, Moody's announced the downgrade of Portugal Telecom's long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account, which amounted to Euro 42 million as at 31 December 2012, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on 11 February 2013, from BB+ to BB, with negative outlook.

  •
  Control/disposal of subsidiaries

        Certain credit facilities in the total amount of Euro 980 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies which total assets are equal or exceed 10% of total consolidated assets or which total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Disposals of assets

        Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 602 million as at 31 December 2012 include certain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial ratios

        Certain credit facilities totalling Euro 1,180 million require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values, which vary depending on the loan agreements. Consolidated net debt to EBITDA ratio amounted to 3.3 and 2.6 in 2012 and 2011, respectively.

  •
  Negative Pledge

        The Euro Medium Term Notes, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

        The penalties applicable in the event of non compliance with any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2012, the Company had fully complied with the covenants mentioned above.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

39. Accounts payable

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Current accounts payable
Accounts payable-trade	790,504,649	786,756,124
Licenses and concessions(i)	105,952,728	127,083,681
Fixed asset suppliers	146,159,870	229,415,723
Accounts payable to employees	23,232,152	26,472,318
Other	51,339,650	74,511,615

	1,117,189,049	1,244,239,461

Non-current accounts payable
Licenses and concessions(i)	123,232,568	174,562,130
Other	22,821,439	27,394,166

	146,054,007	201,956,296

(i)
These captions reflect accounts payable from TMN and Oi to the Portuguese and Brazilian telecommunications regulators, respectively, regarding the 4G license acquired by TMN in December 2011 (Note 36) and the acquisition by Oi of several radiofrequency concessions and licenses to provide mobile ("SMP") and fixed line services, which were obtained at public auctions, including the acquisition of a 4G license in June 2012.

40. Accrued expenses

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Supplies and external services	317,913,096	407,123,815
Interest and other financial expenses	235,896,594	279,659,632
Vacation pay and bonuses	188,040,699	145,758,210
Discounts to clients	26,323,426	40,410,751
Other	24,642,579	49,826,726

	792,816,394	922,779,134

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

41. Deferred income

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Advance billing:
Traffic	124,202,506	112,290,139
Other advance billing	53,699,045	58,185,980
Contractual penalties imposed to customers (Note 3.p)	53,688,249	27,110,366
Customer retention programs (Note 3.p)(i)	12,077,899	11,586,233
Other	93,611,874	90,179,419

	337,279,573	299,352,137

(i)
This caption relates to deferred revenues in connection with loyalty programmes of mobile operations, which are recognized as revenue when award credits are redeemed.

42. Provisions and adjustments

        During the years ended 31 December 2012 and 2011, movements in provisions and adjustments were as follows:

	Balance 31 Dec 2011	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2012
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	428,424,539	—	141,008,482	(43,397,400)	(17,307,387)	(140,984,224)	367,744,010
For inventories (Note 27)	41,500,732	—	5,783,122	(11,748,026)	(445,519)	(4,795,615)	30,294,694
For financial investments (Notes 33 and 34)	45,246,798	—	2,656,811	(121,854)	(1,194,186)	(28,252,029)	18,335,540

	515,172,069	—	149,448,415	(55,267,280)	(18,947,092)	(174,031,868)	416,374,244

Provisions for risks and costs
Litigation (Note 49)	754,624,128	—	58,335,995	(37,442,302)	(79,536,848)	(82,090,647)	613,890,326
Taxes (Note 49)	168,405,737	—	39,186,410	(26,443,746)	(11,707,335)	(11,136,000)	158,305,066
Other	17,978,279	366,765	1,751,598	(346,014)	(263,891)	(9,782,345)	9,704,392

	941,008,144	366,765	99,274,003	(64,232,062)	(91,508,074)	(103,008,992)	781,899,784

	1,456,180,213	366,765	248,722,418	(119,499,342)	(110,455,166)	(277,040,860)	1,198,274,028

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

	Balance 31 Dec 2010	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2011
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	341,776,077	127,021,930	94,679,637	(7,810,632)	(8,343,850)	(118,898,623)	428,424,539
For inventories (Note 27)	46,744,879	2,541,206	4,053,438	(10,920,937)	(210,042)	(707,812)	41,500,732
For financial investments (Notes 33 and 34)	34,224,586	11,363,771	764,024	(584,714)	(468,949)	(51,920)	45,246,798

	422,745,542	140,926,907	99,497,099	(19,316,283)	(9,022,841)	(119,658,355)	515,172,069

Provisions for risks and costs
Litigation (Note 49)	27,263,459	779,457,712	84,165,932	(14,896,270)	(38,373,627)	(82,993,078)	754,624,128
Taxes (Note 49)	54,761,153	112,087,423	21,130,226	(13,296,010)	(5,498,424)	(778,631)	168,405,737
Other	46,605,721	(528,776)	2,226,487	(1,780,544)	(129,981)	(28,414,628)	17,978,279

	128,630,333	891,016,359	107,522,645	(29,972,824)	(44,002,032)	(112,186,337)	941,008,144

	551,375,875	1,031,943,266	207,019,744	(49,289,107)	(53,024,873)	(231,844,692)	1,456,180,213

        As at 31 December 2012 and 2011, the caption "Provisions for risks and costs" was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

	2012	2011
	Euro
Current provisions
Litigation	187,205,529	223,425,865
Taxes	77,697,595	75,837,723
Other	6,656,256	12,895,490

	271,559,380	312,159,078

Non-current provisions
Litigation	426,684,797	531,198,263
Taxes	80,607,471	92,568,014
Other	3,048,136	5,082,789

	510,340,404	628,849,066

	781,899,784	941,008,144

42.1.  Changes in the consolidation perimeter

        In 2011, changes in the consolidation perimeter regarding adjustments relate basically to the proportional consolidation of Oi and Contax as from 31 March 2011, and those regarding provisions include primarily the current and non-current provisions of these companies that were proportionally consolidated in Portugal Telecom's Statement of Financial Position for the first time as at 31 March 2011, amounting to Euro 213 million (Note 2.b) and Euro 677 million (Note 2.b), totalling Euro 890 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

42.2.  Increases and reductions

        Increases in provisions and adjustments in the years ended 31 December 2012 and 2011 were recognised in the Consolidated Income Statement as follows:

	2012	2011
	Euro
Provisions and adjustments	200,168,432	187,166,417
Income taxes (Note 20)	30,564,149	14,193,736
Costs of products sold (Note 10)	5,751,812	3,532,983
Other(i)	12,238,025	2,126,608

	248,722,418	207,019,744

(i)
In 2012, this caption includes primarily Euro 9 million related to adjustments to certain receivables recorded under the caption "Other costs (gains), net" as mentioned in Note 15.

        Decreases in provisions and adjustments in the years ended 31 December 2012 and 2011 were recognised in the Consolidated Income Statement as follows:

	2012	2011
	Euro
Provisions and adjustments	93,772,375	29,901,721
Income taxes (Note 20)	14,946,003	6,633,977
Costs of products sold (Note 10)	10,526,575	9,378,626
Other	254,389	3,374,783

	119,499,342	49,289,107

        In the years ended 31 December 2012 and 2011, the profit and loss caption "Provisions and adjustments" consists of:

	2012	2011
	Euro
Increases in provisions and adjustments for doubtful receivables and other	200,168,432	187,166,417
Decreases in provisions and adjustments for doubtful receivables and other	(93,772,375)	(29,901,721)
Direct write-off of accounts receivable	2,346,006	2,006,963
Collections from accounts receivable which were previously written-off	(3,163,640)	(3,007,549)

	105,578,423	156,264,110

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

42.3.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro.

42.4.  Other movements

        In the year ended 31 December 2012, other movements of provisions and adjustments include primarily:

  •
  The write-off of trade receivables that were previously fully adjusted for;

  •
  The transfer of the adjustments for the financial investment in Sportinveste, amounting to Euro 26 million, which as at 31 December 2012 are included under the caption "Non-current assets held for sale" (Note 32); and

  •
  The impact of the unfavourable resolution of certain civil claims (litigation and taxes) against Oi, as a result of which this company made payments amounting to Euro 76 million and used judicial deposits of Euro 38 million, which more than offset the financial effect on outstanding provisions (Euro 27 million).

        In the year ended 31 December 2011, other movements of provisions and adjustments include primarily:

  •
  The write-off of trade receivables that were previously fully adjusted for;

  •
  The impact of the unfavourable resolution of certain civil claims against Oi, as a result of which this company made payments amounting to Euro 62 million and used judicial deposits of Euro 35 million, which more than offset the financial effect on outstanding provisions (Euro 17 million); and

  •
  The impact of the reclassification of the asset retirement obligation from other provisions for risks and costs to the caption "Other non-current liabilities" (Note 43).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

43. Other current and non-current liabilities

        As at 31 December 2012 and 2011, these captions consist of:

	2012	2011
	Euro
Other current liabilities
Dividends payable(i)	47,439,879	214,743,143
Accounts payable from QTE transactions (Notes 3.l.viii) and 31)	—	37,124,881
Other(ii)	46,783,656	107,792,714

	94,223,535	359,660,738

Other non-current liabilities
Assets retirement obligation (Note 3.g)	53,412,050	54,655,850
Accounts payable from QTE transactions (Notes 3.l.viii) and 31)	—	95,849,637
Other	207,209,145	251,084,093

	260,621,195	401,589,580

(i)
This caption includes primarily dividends payable to Oi's non-controlling interests, amounting to Euro 43 million and Euro 22 million as at 31 December 2012 and 2011, respectively, and an amount of Euro 185 million as at 31 December 2011 payable to Portugal Telecom's shareholders regarding the anticipated dividend approved by the Board of Directors on 15 December 2011 (Note 22), which was paid on 4 January 2012.

(ii)
As at 31 December 2011, this caption included an account payable to the non-controlling shareholders of Brasil Telecom amounting to Euro 81 million, following the approval of a distribution of redeemable shares (Note 1), which was paid in April 2012.

44. Shareholders' Equity

44.1.  Share capital

        Portugal Telecom's fully subscribed and paid-in share capital as at 31 December 2012 amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

  •
  896,512,000 Ordinary Shares; and

  •
  500 Class A Shares.

        Portugal Telecom's General Meeting of Shareholders held on 26 July 2011 approved an amendment to the Company's Bylaws that eliminated the special rights granted to the 500 Class A shares (the so-called "golden share"). Consequently, after this approval, these shares do not have any special right.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

44.2.  Treasury shares

        As at 31 December 2012 and 2011, this caption consists of:

	2012	2011
	Euro
Equity swap contracts (Note 38.4)	178,071,827	178,071,827
Shares held by Oi	159,449,089	148,311,037

	337,520,916	326,382,864

        The equity swap contracts were entered into by Portugal Telecom over 20,640,000 treasury shares and were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost.

        Under the strategic partnership between Portugal Telecom and Oi, under which it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom, Oi acquired 89,651,205 shares of Portugal Telecom up to 31 December 2012, representing 10.0% of the share capital. Portugal Telecom's share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 159,449,089 (Note 1) and Euro 148,311,037 as at 31 December 2012 and 2011, respectively, reflecting: (1) 64,557,566 shares of Portugal Telecom acquired during the year 2011 for a total amount of Euro 148,311,037, of which Euro 61,491,216 (Note 2.b) relates to shares acquired before the end of March 2011, prior to the completion of the acquisition of Portugal Telecom's investment in Oi, and Euro 86,819,821 (Note 47.n) relates to shares acquired during the second quarter of 2011; (2) 25,093,639 shares of Portugal Telecom acquired during the second quarter of 2012 for a total amount of Euro 23,198,433 (Note 47.n); and (3) a reduction of Euro 12,060,381 (Note 1) in the Company's interest in the shares acquired by Oi corresponding to the effect of the corporate restructuring of the Oi Group concluded in March 2012, as a result of which the Company's interest in Oi was reduced.

44.3.  Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2012, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

44.4.  Reserve for treasury shares

        The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2012 and 2011, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

44.5.  Revaluation reserve and other reserves and accumulated earnings

        During the years ended 31 December 2012 and 2011, movements in these captions were as follows:

	Balance 31 Dec 2011	Comprehensive income	Dividends (Note 22)	Oi's corporate restructuring (Note 1)	Other movements	Balance 31 Dec 2012
	Euro
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(532,035,450)	(73,048,609)	—	—	—	(605,084,059)
Tax effect (Note 20)	133,808,991	20,338,120	—	—	—	154,147,111
Non-controlling interests	2,924,555	—	—	—	—	2,924,555
Cumulative foreign currency translation adjustments ("CTAs")(i)	(185,477,426)	(375,944,392)	—	—	—	(561,421,818)
Hedge accounting of financial instruments	(2,111,598)	16,766,328	—	—	—	14,654,731
Other	(58,307,027)	(19,248,043)	—	—	—	(77,555,070)

	(641,197,955)	(431,136,596)	—	—	—	(1,072,334,551)

Reserves recognized directly in equity
Revaluation of tangible assets(ii)	727,967,282	—	—	—	(42,426,066)	685,541,216
Tax effect	(171,423,688)	—	—	—	10,606,517	(160,817,171)

	556,543,594	—	—	—	(31,819,549)	524,724,045

Total income, expenses and reserves recognized directly in equity	(84,654,361)	(431,136,596)	—		(31,819,549)	(547,610,506)
Retained earnings and other reserves	3,044,138,811	—	—	49,235,831	(185,788,526)	2,907,586,116
Net income attributable to equity holders of the parent	339,129,232	230,273,036	(371,937,439)	—	32,808,207	230,273,036
Antecipated dividends	(184,799,868)	—	—	—	184,799,868	—

	3,113,813,814	(200,863,560)	(371,937,439)	49,235,831	—	2,590,248,646

(i)
This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2012, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro, since 31 March 2011, on Portugal Telecom's investments in Oi and Contax.

(ii)
Revaluation reserves can only be used in future share capital increases, to adjust the carrying amount of revalued assets that at a certain date exceed its fair value, or to absorb accumulated losses.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

	Balance 31 Dec 10	Comprehensive income	Dividends (Note 22)	Other movements	Balance 31 Dec 11
	Euro
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(451,497,830)	(80,537,620)	—	—	(532,035,450)
Tax effect (Note 20)	112,874,458	20,934,533	—	—	133,808,991
Non-controlling interests	—	2,924,555	—	—	2,924,555
Cumulative foreign currency translation adjustments ("CTAs")	95,204,032	(280,681,458)	—	—	(185,477,426)
Hedge accounting of financial instruments	(1,699,950)	(411,648)	—	—	(2,111,598)
Other	(38,294,552)	(20,012,475)	—	—	(58,307,027)

	(283,413,842)	(357,784,113)	—	—	(641,197,955)

Reserves recognized directly in equity
Revaluation of tangible assets (Note 37)	910,287,026	(126,167,561)	—	(56,152,183)	727,967,282
Tax effect (Note 20)	(217,003,624)	31,541,890	—	14,038,046	(171,423,688)

	693,283,402	(94,625,671)	—	(42,114,137)	556,543,594

Total income, expenses and reserves recognized directly in equity	409,869,560	(452,409,784)	—	(42,114,137)	(84,654,361)
Retained earnings and other reserves	(676,310,472)	—	—	3,720,449,283	3,044,138,811
Net income attributable to equity holders of the parent	5,672,194,967	339,129,232	(1,117,987,321)	(4,554,207,646)	339,129,232
Antecipated dividends	(875,872,500)	—	(184,799,868)	875,872,500	(184,799,868)

	4,529,881,555	(113,280,552)	(1,302,787,189)	—	3,113,813,814

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

        The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom's Executive Committee. The fair value of these derivatives is determined on a regular basis, based on market information, in order to assess the economic and financial implications of different scenarios. The Executive Committee monitors regularly these financial risks.

        Regarding Oi's financial instruments, which represent the major part of the Group's total financial instruments, the Executive Committee of Oi annually agrees with the Board of Directors to follow a specific risk guideline, which is equivalent to the worst expected impact on financial income (expenses) of the net income of the Oi Group, with a 95% level of confidence. To ensure proper risk management in accordance with the risk guideline, Oi may enter into hedging instruments, including derivative

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

transactions such as swaps, currency forwards and options. Oi and its subsidiaries do not use derivative instruments for other purposes.

45.1.1.  Foreign currency exchange rate risk

        Foreign currency exchange rate risks relate mainly to Portugal Telecom's investments in Brazil, Unitel and other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

        The risks related to the Company's investments in foreign currencies relate primarily to its investments in Oi and Contax. As at 31 December 2012 and 2011, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil amounted to R$ 8,625 million (Euro 3,190 million) and R$ 8,667 million (Euro 3,587 million), respectively. Portugal Telecom does not have in place any financial instrument to hedge the exchange risk on investments in foreign companies.

        The risks related to debt denominated in currencies different from the Group companies' functional currencies were basically related to foreign currency debt contracted by Oi and its subsidiaries, which represented about 39.1% and 29.9% of its gross debt as at 31 December 2012 and 2011, respectively. In order to minimize this risk, Oi entered into foreign exchange hedging contracts with financial institutions. Out of Oi's debt denominated in foreign currency as at 31 December 2012 and 2011, respectively 97.4% and 96.2% is hedged through exchange rate swaps, currency forwards or foreign currency-denominated cash applications, while the remaining 2.6% and 3.8%, amounting to R$ 826 million and R$ 319 million (Euro 78 million and Euro 34 million, corresponding to Portugal Telecom's 25.6% stake proportionally consolidated), is exposed to the risk of the change in the USD/BRL exchange rates.

        The effects of hypothetical changes of relevant risk variables on income statement and shareholders' equity of Portugal Telecom are as follows:

  •
  The impact of the appreciation (devaluation) of the Real against the Euro by 0.1, from 2.70 to 2.60 (2.80), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2012 by approximately Euro 123 million (Euro 114 million), which corresponds to currency translation adjustments on Brazilian investments;

  •
  The impact of the appreciation (devaluation) of the US Dollar against the Euro by 0.1, from 1.32 to 1.22 (1.42), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2012 by approximately Euro 49 million (Euro 42 million), which corresponds to currency translation adjustments on investments in foreign companies denominated in US Dollars, including primarily Unitel;

  •
  All other variables being equal, the impact of the appreciation (devaluation) of the US Dollar against the Real by 0.1 during 2012, would have been an increase (reduction) in the contribution of Oi to Portugal Telecom's financial expenses by approximately Euro 1.7 million, as a result of the portion of Oi's debt denominated in foreign currencies that is not protected through derivative financial instruments or cash applications denominated in foreign currencies;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

  •
  Most of non-derivative financial assets and liabilities are denominated in the functional currency of each company, either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

45.1.2.  Interest rate risk

        Interest rate risk basically impact the Group's financial expenses and income on the floating interest rate debt and cash applications. As at 31 December 2012 and 2011, Portugal Telecom is exposed to this risk primarily in the Euro zone and in Brazil. The Group's consolidated debt is subject to floating interest rates based on the following rates: (1) Euribor, applicable for certain loans obtained in the Euro zone; (2) TJLP, a long-term interest rate set by the National Monetary Council in Brazil; (3) IPCA, a Consumer Price Index published by the Brazilian Institute for Geography and Statistics; (4) CDI, an interbank rate for Brazilian real-denominated debt; and (5) Libor, an interbank rate for US dollar-denominated debt. With the purpose of reducing the impact of these risks, the Group entered into interest rate swaps, swapping floating rate into fixed rate debt.

        Considering the effects of derivative transactions, 37.1% and 38.9% of consolidated gross debt as at 31 December 2012 and 2011, respectively, amounting to Euro 4,115 million and Euro 4,779 million, respectively, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments, amounting to Euro 3,387 million and Euro 5,668 million as at 31 December 2012 and 2011, respectively, also bear interest at floating rates. Accordingly, the Group's net exposure to floating interest rates amounted to a net debt position of Euro 728 million as at 31 December 2012 and a net cash position of Euro 889 million as at 31 December 2011. If all market interest rates had changed by 1% during the year ended 31 December 2012, net interest expenses would have changed by an amount of approximately Euro 6 million.

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

        Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 25 and 26). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom's management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute adjustments for doubtful accounts receivable is based on these factors. The movement of these

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

adjustments for the years ended 31 December 2012 and 2011 is disclosed in Note 42. As at 31 December 2012, the Group's consolidated trade receivables not adjusted for totalled Euro 1,156 million (Note 25), including Euro 916 million due with maturities up to ninety days, Euro 50 million due with maturities between ninety and one hundred and eighty days, Euro 47 million due with maturities between one hundred and eighty days and one year and Euro 143 million due with maturities above one year, with this latter amount including Euro 117 million for which the Group has either deferred the related revenues or has accounts payable to the same entities and regarding the same matter, which offset the related credit risk. As at 31 December 2012, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 42.

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

        In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2012, the amount of available cash, excluding cash from Brazilian operations, plus the undrawn amount of Portugal Telecom's underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom's committed standby facilities amounted to Euro 3,016 million, as compared to Euro 5,095 million as at 31 December 2011. The average maturity of Portugal Telecom's net debt as at 31 December 2012 and 2011 was 5.6 and 5.9 years, respectively.

        The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 38), cash and cash equivalents (Note 47.p), short-term investments (Note 24) and equity attributable to equity holders of the parent (Note 44), comprising issued capital, treasury shares, reserves and accumulated earnings. The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

        As at 31 December 2012, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity was 73.0%, as compared to 63.9% as at 31 December 2011. The equity plus long-term debt to total assets ratio was 60.9% and 54.9% as at 31 December 2012 and 2011, respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

        The following table presents Portugal Telecom's maturity of expected contractual obligations and commercial commitments as at 31 December 2012, on a consolidated basis:

	Total	Less than one year	One to three years	Three to five years	More than five years
	Euro million
Indebtedness	11,174.0	1,725.3	1,696.9	3,894.9	3,856.8
Interest on indebtedness(i)	3,067.8	596.5	902.3	710.9	858.0
Post retirement benefits payments(ii)	1,009.1	146.0	286.4	200.9	375.8
Licenses and concessions(iii)	398.9	124.8	99.8	66.1	108.2
Unconditional financial commitments(iv)	392.8	392.8	—	—	—
Operating leases (Note 12)	167.5	43.9	46.6	32.9	44.0

Total contractual obligations	16,210.0	3,029.4	3,031.9	4,905.8	5,242.9

(i)
Portugal Telecom's expected obligations related to interest on indebtedness are based on the Company's indebtedness at 31 December 2012 assuming that repayments will be made on scheduled dates and considering assumptions regarding interest rates on Portugal Telecom's floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on gross debt and as such do not include any interest income on cash and cash equivalents and short-term investments.

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

(iii)
This caption includes (1) estimated bi-annual fees due to ANATEL under Oi's concession agreements equal to 2.0% of the net operating revenues of fixed line companies of the Oi Group, which are derived from the provision of local fixed-line services (excluding taxes and social contributions), and (2) payments due to ANATEL and ANACOM as at 31 December 2012 for radio frequency licenses (Note 39).

(iv)
Unconditional purchase obligations relate basically to contractual agreements with suppliers for the acquisition of tangible fixed assets (Euro 262 million) and stocks (Euro 58 million), including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipments.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

45.2.  Derivative financial instruments

Hedging derivative financial instruments

        Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2012 and 2011, the following financial instruments were classified as cash flow and fair value hedges (Oi's financial instruments disclosed below are expressed based on Portugal Telecom's proportional consolidation stake):

31 Dec 2012

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	EUR interest rate swaps(i)	1.0 - 2.0	71.4	(2.3)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD interest rate swaps(ii)	2.5	15.8	(0.6)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps(iii)	2.5 - 8.2	470.9	51.6	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	CDI interest rate swaps(iv)	7.8	35.0	3.9	Eliminate the risk of interest rate fluctuations in debt instruments

(i)
Portugal Telecom entered into interest rate swaps to hedge payments of its floating rate debt.

(ii)
Oi and its subsidiaries entered into interest rate swaps to protect debt payments pegged to US dollar floating rates against exchange fluctuation, under which they have a long position in US Dollar Libor and a short position at a fixed interest rate.

(iii)
Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which they have a long position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a short position pegged to CDI fluctuation.

(iv)
Telemar entered into interest rate swaps in order to convert fixed interest rate payable under exchange rate derivatives for interest rate payable as a percentage of the CDI.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

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

(ii)
Oi and its subsidiaries entered into interest rate swaps to protect debt payments pegged to US dollar floating rates against exchange fluctuation, under which they have a long position in US Dollar Libor and a short position at a fixed interest rate.

(iii)
Telemar entered into interest rate swaps in order to convert fixed interest rate payable under exchange rate derivatives for interest rate payable as a percentage of the CDI.

(iv)
Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which they hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

Derivative financial instruments classified as held for trading

        As at 31 December 2012 and 2011, Portugal Telecom contracted the following financial instruments which, according to IAS 39, are classified as held for trading derivatives (Oi's financial instruments disclosed below are expressed based on Portugal Telecom's proportional consolidation stake):

31 Dec 2012

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Portugal Telecom	EUR interest rate swaps	0.4	4.5	(0.1)	Previous fair value hedges
Oi	USD interest rate swaps(i)	3.1 - 9.1	659.1	(2.7)	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	CDI interest rate swaps(ii)	0.2 - 7.8	61.1	5.5	Eliminate the risk of interest rate fluctuations in debt instruments
Oi	USD/BRL cross currency swaps(iii)	1.2 - 3.1	29.1	(0.4)	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	BRL/USD cross currency swaps(iv)	3.1	18.7	(1.8)	Eliminate the risk of exchange rate fluctuations in debt instruments
Oi	USD/BRL non delivery forward(v)	0.1 - 0.2	481.1	(10.1)	Eliminate the risk of the depreciation (appreciation) of the BRL against the USD on debt instruments (cash applications)
Oi	EUR/BRL non delivery forward(v)	0.1 - 0.2	191.5	(0.4)	Eliminate the risk of the depreciation of the BRL against the EUR on debt instruments

(i)
Oi and its subsidiaries entered into interest rate swaps to hedge debt payments pegged to US dollar floating rates against exchange fluctuation, under which they have a long position in US Dollar Libor and a short position in a fixed interest rate.

(ii)
Telemar entered into interest rate swaps to protect payments of Brazilian real-denominated debentures pegged to CDI plus spread, under which it has a long position in CDI plus spread and a short position in a percentage of CDI.

(iii)
Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which they hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

(iv)
Telemar entered into cross currency swaps to reverse other swap contracts, under which it has a liability position in US Dollar plus fixed interest rate and an asset position in a percentage of CDI.

(v)
Telemar entered into future dollar and euro purchase transactions using non-deliverable forwards to protect against a depreciation of the Brazilian Real against those currencies, in light of its debt exposed to the US Dollar and the Euro, not considering such contracts. In addition, Oi, S.A. (former Brasil Telecom) entered into future dollar sale transactions using non-deliverable forwards to protect against an appreciation of the Brazilian Real against the US Dollar, in light of its cash applications exposed to the US Dollar, not considering such contracts.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

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

(i)
Oi and its subsidiaries entered into interest rate swaps to hedge debt payments pegged to US dollar floating rates against exchange fluctuation, under which they have a long position in US Dollar Libor and a short position in a fixed interest rate.

(ii)
Telemar entered into interest rate swaps to protect payments of Brazilian real-denominated debentures pegged to CDI plus spread, under which it has an asset position in CDI plus spread and a liability position in a percentage of CDI.

(iii)
Oi and its subsidiaries entered into currency swap contracts to protect their US dollar denominated debt payments against exchange fluctuations, under which they hold an asset position in US Dollars plus a fixed interest rate or plus US Libor and a fixed interest rate, and a liability position pegged to CDI fluctuation.

(iv)
Telemar entered into cross currency swaps to reverse other swap contracts, under which it has a liability position in US Dollar plus fixed interest rate and an asset position in a percentage of CDI.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

Effects of derivative financial instruments on the consolidated financial statements

        Derivative financial instruments entered into by the Company as at 31 December 2012 and 2011 were recorded in the following captions of the Consolidated Statement of Financial Position (amounts in millions of euros):

	2012				2011
	Other assets	Debt (Note 38)	Other liabilities	Total	Other assets	Debt (Note 38)	Other liabilities	Total
	Euro million
Fair value hedges
Exchange rate	—	—	—	—	0.3	—	—	0.3
Cash flow hedges
Exchange rate and interest rate	—	51.6	—	51.6	—	(2.1)	—	(2.1)
Interest rate	3.9	—	(3.0)	0.9	—	—	(7.5)	(7.5)
Derivatives held for trading
Exchange rate and interest rate	—	(12.6)	—	(12.6)	—	8.5	—	8.5
Interest rate	5.5	—	(2.8)	2.7	—	—	(0.5)	(0.5)

Total	9.4	39.0	(5.8)	42.6	0.3	6.4	(8.0)	(1.3)

        In the years ended 31 December 2012 and 2011, fair value adjustments related to derivative financial instruments were recorded in the following captions of the Consolidated Income Statement (amounts in millions of euros):

	2012				2011
	Net interest expenses	Net foreign currency exchange losses (gains)	Net losses (gains) on financial assets (Note 18)	Total	Net interest expense	Net foreign currency exchange losses (gains)	Net losses (gains) on financial assets (Note 18)	Total
	Euro million
Exchange rate	—	0.3	—	0.3	—	(1.0)	—	(1.0)
Exchange rate and interest rate	45.6	(70.6)	—	(25.0)	35.8	(86.5)	—	(50.7)
Interest rate	1.5	—	3.8	5.4	1.5	—	(0.6)	1.0

	47.2	(70.3)	3.8	(19.3)	37.4	(87.5)	(0.6)	(50.7)

        In addition, during the years ended 31 December 2012 and 2011, Group companies recorded the following items directly in the Consolidated Statement of Comprehensive Income:

  •
  Unrealized gains of Euro 20.6 million and Euro 24.5 million, respectively, corresponding to the changes in fair value of cross currency and interest rate swaps classified as cash flow hedges; and

  •
  Gains of Euro 5.2 million and losses of Euro 25.9 million, respectively, corresponding to unrealized gains and losses transferred from other comprehensive income to net income upon its realization.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

45.3.  Other disclosures on financial instruments

        As at 31 December 2012 and 2011, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

Caption	2012	2011
	Euro million
Financial assets carried at amortised cost
Cash and cash equivalents (Note 47.p)	2,507.1	4,930.0
Short-term investments (Note 24)	880.2	738.1
Accounts receivable—trade	1,518.9	1,581.6
Accounts receivable—other(i)	481.9	343.4
Other current and non-current assets—QTE transactions (Note 31)	—	133.0
Investments in group companies—loans granted (Note 33)	5.6	15.6

	5,393.7	7,741.7

Financial liabilities carried at amortised cost
Debt—exchangeable bonds (Note 38)	732.9	723.4
Debt—bonds (Note 38)	6,880.0	6,943.4
Debt—bank loans (Note 38)	2,997.5	3,148.9
Debt—equity swaps on treasury shares (Note 38)	73.2	93.8
Debt—other loans (Note 38)	405.6	1,315.3
Accounts payable	1,263.2	1,446.2
Accrued expenses	792.8	922.8
Other current liabilities	94.2	322.5
Other current non-liabilities	210.8	243.4

	13,450.3	15,159.6

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 38)	48.3	62.6
Other current and non-current liabilities—QTE transactions (Note 43)	—	133.0

	48.3	195.6

Derivatives designated and effective as hedging instruments carried at fair value (Note 45.2)
Other non-current assets (liabilities)—interest rate derivatives—cash flow hedges	0.9	(7.5)
Other non-current assets—exchange and interest rate derivatives—fair value hedges	—	0.3
Debt—exchange and interest rate derivatives—cash flow hedges	51.6	(2.1)

	52.5	(9.4)

Derivatives held for trading (Note 45.2)
Debt—Exchange rate and interest rate derivatives	(12.6)	8.5
Other non-current assets (liabilities)—Interest rate derivatives	2.7	(0.5)

	(9.9)	8.1

(i)
Accounts receivable include certain items which do not meet the requirements to be classified as either financial assets or financial liabilities, respectively, and therefore were excluded from these captions.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

        IFRS 7 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction on measurement date. In addition, this standard refers that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (observable data) and less weight to inputs based on data without transparency (unobservable data). Except for debt, the fair value of which is disclosed in Note 38, and for derivatives, which are recorded at fair value, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts. The fair value of financial instruments was determined as follows:

  •
  Except for the non-convertible bonds obtained by the Oi Group and its controlling shareholders totalling Euro 2,164 million (Note 38), which fair value was determined based on a discounted cash flow methodology, equivalent to the level 2 in the fair value hierarchy defined by IFRS 7 (observable inputs other than quoted prices), the fair value of the remaining convertible and non-convertible bonds was obtained based on quoted prices in active markets, which is equivalent to the level 1 in the fair value hierarchy (unadjusted quoted prices in active markets);

  •
  For the bank loans, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy;

  •
  For the liability related to equity swaps on treasury shares, the fair value of these instruments, representing a positive amount of Euro 4.1 million as at 31 December 2012, was determined externally based on the difference between the exercise price of these equity swaps and Portugal Telecom's stock price as of that date, equivalent to the level 2 in the fair value hierarchy;

  •
  For derivative financial instruments contracted, the fair value was determined externally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy;

  •
  For other loans not mentioned above, the fair value was determined internally based on a discounted cash flow methodology using inputs that are observable in the market, equivalent to the level 2 in the fair value hierarchy.

        Portugal Telecom considers that the main assumption used in the discounted cash flow methodology prepared internally relates to the discount rate, which for financial instruments contracted by Portugal Telecom or any of its 100%-owned subsidiaries with maturities between 1 month and 11 years vary between 1.6% and 5.6%. In addition, Portugal Telecom also used forward interest and exchange rates obtained directly through market information, taking into consideration the maturity and currency of each financial instrument.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

46. Guarantees

        As at 31 December 2012 and 2011, the Company has presented guarantees and comfort letters to third parties, as follows:

	2012	2011
	Euro
Bank guarantees and guarantee insurance presented by Oi to courts and tax and regulatory authorities(i)	1,190,429,712	871,729,739
Bank and other guarantees presented by Portuguese companies to courts and tax authorities(ii)	323,524,881	273,675,513
Bank guarantees presented by Portugal Telecom to EIB(iii)	515,000,000	438,571,429
Bank and other guarantees presented to other entities by:
TMN(iv)	32,397,785	17,206,927
PT Comunicações(v)	20,432,878	21,791,615
Other companies	11,554,299	4,787,157

Total	2,093,339,555	1,627,762,380

(i)
Bank and other guarantees presented by Oi intend primarily to guarantee commitments arising from lawsuits, contractual obligations and bids with ANATEL.

(ii)
Bank and other guarantees presented by Portuguese Group companies to courts and tax authorities include primarily Euro 316 million related to the tax assessments received by Portugal Telecom regarding the years 2005 to 2009, where the main issue raised by the tax authorities relates to the deductibility of certain financial costs incurred in those years and of a capital loss occurred in 2006 following the liquidation of a subsidiary, as explained in Note 49. In accordance with Portuguese tax legislation, the Company has presented these guarantees and submitted a claim or an appeal to the tax authorities in order to be able to hold open discussions with the tax authorities and avoid the payment of a given tax assessment. In Portugal, these two conditions are required and must be complied with before the process can continue, regardless of the amount of the tax assessment or the likelihood of success of the appeal or the claim.

(iii)
These bank guarantees were presented by Portugal Telecom to European Investment Bank in connection with loans obtained from this bank (Note 38.3).

(iv)
Bank guarantees given on behalf of TMN include primarily a bank guarantee presented to Anacom amounting to Euro 30 million related to the total instalments due under the acquisition of the LTE license completed in December 2011.

(v)
Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way; and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

46. Guarantees (Continued)

  (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

          In addition, certain loans obtained by the Oi Group from BNDES are collateralized by either its receivables or by guarantees presented by Oi, S.A. to its subsidiaries.

  47. Consolidated Statement of Cash Flows

  (a)   Cash flows from operating activities

          Following the acquisition of the investments in Oi and Contax completed on 28 March 2011, the cash flows from these companies were proportionally consolidated in Portugal Telecom's Statement of Cash Flows as from 1 April 2011, while in 2012 these cash flows are proportionally consolidated as from 1 January, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes in 2011 as compared to 2010 and also in 2012 as compared to 2011.

  (b)   Payments relating to income taxes

          In the years ended 31 December 2012, 2011 and 2010, payments relating to income taxes amounted to Euro 156 million, Euro 165 million and Euro 64 million, respectively. The reduction of Euro 9 million in 2012 reflects primarily (1) withholding taxes paid by Bratel Brasil and PT Móveis in the first quarter of 2011, resulting from the interest income obtained from the financial applications of the proceeds from the disposal of Vivo, and (2) lower payments at Portuguese operations mainly due to a cash receipt in the first quarter of 2012 regarding a tax benefit, which more than offset (3) a higher contribution from Oi and Contax, primarily explained by the impact of the proportional consolidation in the first quarter of 2012 (Euro 24 million). The increase of Euro 101 million in 2011 is primarily explained by the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 62 million) and by the withholding taxes mentioned above.

  (c)   Payments relating to indirect taxes and other

          This caption includes primarily payments related to the expenses recorded in the caption "Indirect taxes" (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal and ICMS in Brazil. The increase of Euro 336 million in 2012 reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 434 million), partially offset by the impact of depreciation of the Brazilian Real against the Euro. The increase in 2011 reflects primarily the impact of the proportional consolidation of Oi and Contax as from 1 April 2011.

  (d)   Short-term financial applications

          These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 140,048,426 in 2012, Euro 204,168,957 in 2011 and Euro 320,167,898 in 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

  (e)   Cash receipts resulting from the disposal of financial investments

          In 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 33).

  (f)    Cash receipts resulting from the disposal of tangible and intangible assets

          In 2012, this caption includes primarily the proceeds obtained by the Oi Group from the disposal of real estate properties and towers from its mobile telecommunications infra-structure for total amounts of approximately Euro 30 million (Note 32) and Euro 50 million (Note 37.5), respectively.

  (g)   Cash receipts (payments) resulting from interest and related income (expenses)

          Cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 535,056,755, Euro 308,144,601 and Euro 227,055,122 in the years ended 31 December 2012, 2011 and 2010, respectively. The increase in 2012 relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 and the interest income received during the first quarter of 2011 on financial applications related to the proceeds from the disposal of Vivo. The increase in 2011 reflects mainly the impact of the proportional consolidation of Oi and Contax as from 1 April 2011 (Euro 185 million), partially offset by the above mentioned interest received in the first quarter of 2011.

  (h)   Dividends received

          During the years ended 31 December 2012, 2011 and 2010, cash receipts resulting from dividends were as follows:

	2012	2011	2010
	Euro
Unitel	49,859,012	125,865,835	44,087,222
CTM	24,503,286	19,924,726	8,347,332
Other	1,917,519	1,418,552	1,668,186

	76,279,817	147,209,113	54,102,740

  (i)    Cash receipts resulting from other investing activities

          In 2011, this caption includes essentially the reimbursement in the third quarter of 2011 of loans that had been granted to Dedic prior to its integration in Contax, amounting to Euro 39 million.

  (j)    Payments resulting from financial investments

          This caption relates primarily to the acquisition of the investments in Oi and Contax completed on 28 March 2011 and the acquisition through Contax of 100% of Allus Global BPO Center (Business

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

  Process Outsourcing) completed in April 2011. In the years ended 31 December 2012, 2011 and 2010, this caption consists of the following:

	2012	2011	2010
	Euro
Acquisition of the investments in Oi and Contax (Note 2.b)
Purchase price	—	3,727,568,622	—
Cash and cash equivalents as at acquisition date	—	(1,503,868,462)	—
Acquisition of the investments in Allus (Note 2.b)
Purchase price	—	43,744,918	—
Cash and cash equivalents as at acquisition date	—	(1,891,216)	—
Other(i)	5,176,694	114,183	3,654,405

	5,176,694	2,265,668,045	3,654,405

(i)
In 2012, this caption includes Euro 4 million (Note 21) related to the acquisition of certain non-controlling interests of the Oi Group, as mentioned in Exhibit II.

        In connection with the acquisition of the strategic investments in Oi and Contax, Portugal Telecom made payments regarding financial taxes incurred on the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction, which were included under the caption "Payments resulting from other investing activities".

(k)   Payments resulting from the acquisition of tangible and intangible assets

        In 2012, the increase of Euro 293 million in this caption reflects primarily (1) the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 146 million), (2) the first installment paid to Anacom in January 2012 under the 4G/LTE license acquired by TMN in December 2011 (Euro 83 million), and (3) higher payments at Portuguese operations related to the acquisition of tangible assets. The increase in 2011 reflects the impact of the proportional consolidation of Oi and Contax as from 1 April 2011, partially offset by lower payments at Portuguese operations.

(l)    Loans obtained and repaid

        These captions relate basically to commercial paper and other bank loans which are regularly renewed.

        During the year ended 31 December 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 913,230,404 and, as explained in Note 38, reflect primarily (1) the repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005; (2) the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities, amounting to Euro 454 million; (3) the reduction of Euro 378 million in the amounts due under commercial paper programmes; (4) the repayment of debentures amounting to R$ 1,500 million issued by TNL in May 2011 (Euro 153 million proportionally consolidated); (5) the Euro 21 million payment regarding the equity swap contracts over treasury shares; and (6) the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule. These effects were partially offset by the Euro 400 million and Euro 750 million bonds issued by Portugal Telecom and PT Finance in July and October 2012, respectively, and by the senior notes (US$ 1,500 million) and debentures (R$ 2,000 million) issued by Oi, S.A., corresponding to Euro 484 million proportionally consolidated in Portugal Telecom's Statement of Cash Flows.

        During the year ended 31 December 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,455,229,558 and, include primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase of Euro 466 million in the outstanding amount due under commercial paper programmes; (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011; and (4) bonds issued by Brasil Telecom and TNL during the nine months period between 1 April and 31 December 2011, totaling R$ R$6,450 million, equivalent to Euro 710 million, proportionally consolidated. These effects were partially offset by: (1) the repayment by TNL during the nine months period between 1 April and 31 December 2011 of certain financings that were outstanding as at 31 March 2011, which totaled R$3,500 million, equivalent to Euro 385 million, proportionally consolidated; (2) the repayment of Euro 450 million (Note 38.8) related to the amount due to the Portuguese State in connection with the transfer of unfunded pension liabilities; and (3) the Euro 84 million payment regarding the equity swap contracts over treasury shares (Note 38.4).

        During the year ended 31 December 2010, cash receipts from loans obtained, net of cash payments from loans repaid, amounted to Euro 199,302,809 and include primarily two loans obtained from the EIB totaling Euro 200 million.

(m)  Dividends paid

        The detail of dividends paid during the years ended 31 December 2012 and 2011 is as follows:

	2012	2011	2010
	Euro
Portugal Telecom (Note 22)	556,737,307	1,117,987,321	1,379,499,188
Oi and Contax(i)	51,327,183	41,996,344	—
Cabo Verde Telecom	12,532,352	14,132,586	22,727,792
MTC	10,759,068	20,917,104	40,603,314
Timor Telecom	8,551,293	7,655,850	6,242,334
Other	2,964,332	3,366,258	2,879,247

	642,871,535	1,206,055,463	1,451,951,875

(i)
Dividends paid by Oi and Contax included under this caption correspond to the difference between the proportional consolidation of dividends paid by these entities and the consolidation of amounts received by its controlling shareholders, including Telemar Participações, AG Telecom Participações, LF-Tel, Bratel Brasil and PT Brasil.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

(n)   Payments resulting from the acquisition of treasury shares

        This caption corresponds to the total amounts paid by Oi during the year ended 31 December 2012 and the nine months period between 1 April and 31 December 2011 for the acquisition of Portugal Telecom's shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi (Note 1). In 2012, Oi acquired a total of 25.1 million shares of Portugal Telecom for a total amount of Euro 100 million, of which Euro 23,198,433 (Note 44.2) were proportionally consolidated in Portugal Telecom's Statement of Cash Flows as an acquisition of treasury shares. In the nine months period between 1 April and 31 December 2011, Oi acquired a total of 35.9 million shares of Portugal Telecom for a total amount of Euro 346 million, of which Euro 86,819,821 (Note 44.2) were proportionally consolidated in Portugal Telecom's Statement of Cash Flows as an acquisition of treasury shares.

(o)   Payments resulting from other financing activities

        This caption includes primarily (1) the settlement of cross currency derivatives by Oi (Euro 9 million and Euro 46 million in 2012 and 2011, respectively), (2) payments to non-controlling interests of Africatel related to share capital reductions undertaken by this company (Euro 13 million and Euro 6 million in 2012 and 2011, respectively) and (3) a total amount of Euro 296 million paid by Oi in April 2012 in connection with the completion of the Corporate Reorganization of the Oi Group, including the consideration of R$2,000 million (Note 1) paid in relation to the exercise of withdrawal rights and the amount of R$762 million (Note 1) paid to the former non-controlling shareholders of Brasil Telecom in relation to the distribution of redeemable shares.

(p)   Cash and cash equivalents

        As at 31 December 2012 and 2011, the composition of this caption is as follows:

	2012	2011
	Euro
Cash	33,415,830	55,375,299
Sight deposits	154,324,536	167,295,800
Time deposits	1,752,528,636	3,592,915,730
Other bank deposits
Exclusive investment funds held by the Oi Group	347,116,022	912,846,831
Bank certificates of deposit	185,372,340	172,609,459
Other	34,341,792	28,969,277

	2,507,099,156	4,930,012,396

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 31 December 2012 and 2011 and transactions occurred during the years then ended between Portugal Telecom and associated companies and jointly controlled entities are as follows:

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2012	31 Dec 2011	31 Dec 2012	31 Dec 2011	31 Dec 2012	31 Dec 2011
	Euro
Oi	5,657,114	2,091,400	—	—	—	—
Other international companies:
Unitel(i)	245,675,718	134,700,312	5,809,113	7,782,994	—	—
Multitel	7,517,277	6,572,238	323,322	56,493	936,627	899,967
CTM	154,198	267,296	15,743	126,389	—	—
Other	—	927,814	—	26,760	—	—
Domestic companies:
Páginas Amarelas	4,383,690	4,117,229	6,517,948	11,012,396	—	—
PT-ACS	2,417,335	4,606,221	2,386,234	2,217,668	—	—
Fundação PT	569,949	263,520	11	21	—	—
Sportinveste Multimédia	103,641	63,327	643,387	535,574	32,282,861	32,618,668
Siresp	38,179	8,412	—	—	1,513,090	4,423,980
Other	230,808	149,741	502,404	521,316	2,478,408	3,333,674

	266,747,909	153,767,510	16,198,162	22,279,611	37,210,986	41,276,289

(i)
Accounts receivable from Unitel as at 31 December 2012 and 2011 relates primarily to dividends receivable amounting to Euro 215 million and Euro 122 million, respectively (Note 26).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

	Costs		Revenues		Interest charged
Company	2012	2011	2012	2011	2012	2011
	Euro
Oi(i)	2,522,765	2,032,352	120,709,992	79,581,553	—	503,185
Other international companies:
Unitel	6,204,614	9,490,919	12,126,525	13,471,935	—	—
Multitel	289,008	183,277	2,308,074	1,518,082	—	—
CTM	64,517	90,610	292,401	271,993	—	—
Other	—	300,613	1,943	130,008	—	—
Domestic companies:
Páginas Amarelas(ii)	26,880,377	36,496,709	2,210,809	2,256,988	1,560	—
PT-ACS	7,110,178	4,289,932	1,767,278	3,752,210	—	—
Sportinveste Multimédia	897,931	1,081,514	167,605	279,426	52,216	87,242
Siresp	—	—	14,274,932	15,102,300	107,634	132,210
Other	735,207	5,994,031	4,188,132	3,855,932	62,680	—

	44,704,597	59,959,957	158,047,691	120,220,427	224,090	722,637

(i)
This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which are not eliminated in the consolidation process. The increases occurred in 2012 as compared to the year 2011 reflect primarily the impact of the proportional consolidation in the first quarter of 2012, since in 2011 these companies were proportionally consolidated only as from 1 April 2011.

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

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits, short-term investments and financings entered into by the Company with those financial institutions, as well as telecommunications services rendered by the Company to those entities. In

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

addition, Visabeira (a service provider of Portugal Telecom's wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the year 2012 and balances as at 31 December 2012 between Portugal Telecom and its major shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Company	Revenues and gains(i)	Costs and losses(i)	Accounts receivable	Accounts payable
	Euro
BES	100,864,559	28,467,536	2,598,492	36,105
Caixa Geral de Depósitos	33,527,672	13,240,097	3,971,406	637,112
Visabeira	11,734,060	103,160,858	20,994,829	13,076,065
Controlinveste	2,670,350	52,691,602	512,548	10,355,585
Ongoing	857,306	3,895,190	3,164,133	1,078,681
Barclays	951,915	10,585,777	30,023	—
BlackRock	1,113	814,730	—	—
UBS	39	84,237	250	—

	150,607,014	212,940,027	31,271,681	25,183,548

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

        Pension and healthcare funds, which were incorporated to cover the Company's post retirement benefit plans (Note 14.1), are managed in accordance with an investment guideline approved by the Board of Directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2012, the total exposure of these investments to or managed by BES, Rocha dos Santos Holding and Portugal Telecom was Euro 77 million, Euro 104 million and Euro 66 million, respectively, as compared to Euro 43 million, Euro 79 million and Euro 56 million as at 31 December 2011, respectively.

        In 2012, Global Investment Opportunities SICAV (regulated by the Luxembourg CSSF), held by Portugal Telecom's healthcare fund and managed by Global Investment Opportunities Partners, disposed to and acquired from affiliated companies of Ongoing Strategy Investment interests in several companies for the total amounts of Euro 26 million and Euro 77 million, respectively.

        In 2012, Portugal Telecom's healthcare fund subscribed its share in the public capital increase undertaken by Banco Espírito Santo for a total amount of Euro 21 million.

c)     Other

        During the years ended 31 December 2012 and 2011, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.73 million and Euro 5.32 million, respectively, an increase explained primarily by the change in the Executive Committee from 5 to 7 executive board members in April 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

        Until 2010, under the terms of the remuneration policy established by the Remunerations Committee, executive board members were entitled to receive: (i) annual variable remuneration ("AVR") related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance ("VRMT"), which payment is deferred for a period of 3 years. As from 2011, under the terms of the new remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. In the year ended 31 December 2012, the annual variable remuneration of 2011 paid to the seven executive board members amounted to Euro 2.44 million, as compared to the annual variable remuneration of 2010 paid to the five executive board members in the year ended 31 December 2011, amounting to Euro 2.34 million. In addition, in the year ended 31 December 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom paid an amount of Euro 1.94 million to the executive board members regarding the VRMT of 2009, which payment had been deferred in that year. At the end of the 3 years term of office of the Chairman of the Board of Directors, the Evaluation Committee, taking into account his performance evaluation, in the exercise of its duties, proposed to the Compensation Committee the granting of a bonus, of which Euro 0.65 million were paid in 2012 and an equal amount was deferred for a three years period. The payments of variable remuneration that were deferred as at 31 December 2012 amounted to Euro 7.98 million. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis.

        Following the recommendation of some shareholders at the 2011 annual general meeting and based on a proposal of the Evaluation Committee, the Remunerations Committee approved an extraordinary variable remuneration payable to the Chairman and five executive board members regarding their performance under the Vivo transaction and the acquisition of a strategic investment in Oi and Contax (Note 1). Under the terms of the remuneration policy of board members, in 2011, 50% of the above mentioned extraordinary variable remuneration amounting to Euro 2.55 million was paid to the chairman and five executive board members, and the payment of the remaining 50% was deferred for a period of 3 years. Following the Vivo transaction and based on a board of directors' recommendation, the executive committee approved in December 2010 the payment to the majority of Portugal Telecom's employees of an extraordinary variable remuneration totaling Euro 14 million.

        Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom's board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the years ended 31 December 2012 and 2011 a total fixed compensation of R$ 2.39 million (Euro 0.95 million) and R$ 2.82 million (Euro 1.21 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

        In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group.

        During the years ended 31 December 2012 and 2011, key employees of Portugal Telecom's management, as defined under the Securities Code, received fixed remunerations amounting to

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

Euro 5.2 million (26 key employees) and Euro 5.6 million (29 key employees), respectively. The variable remunerations paid to key employees in the years ended 31 December 2012 and 2011 amounted to Euro 2.5 and Euro 3.6 million, respectively.

        As at 31 December 2012, there was no share based payment program or termination benefit in place. As at 31 December 2012, Portugal Telecom did not have any outstanding balances with board members or key employees.

        As at 31 December 2012, there was one board member and five key employees of Portugal Telecom entitled to post retirement benefits under the plans of PT Comunicações, with the corresponding liabilities amounting to Euro 3 thousand and Euro 82 thousand as at 31 December 2012, respectively.

        For additional information regarding the remunerations of board members and key employees, please see "Item 6—Directors, Senior Management and Employees" included in the Annual Report.

49. Litigation

49.1.  Consolidated legal proceedings and tax contingencies

a)    Probable loss

        As at 31 December 2012 and 2011, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of loss is considered probable in accordance with the definitions of IAS 37 Provisions, Contingent Assets and Contingent Liabilities. Based on the opinion of its internal and external legal counsels, the Group recorded provisions (Note 42) for those claims, legal actions and tax contingencies to cover its probable future cash outflows, as follows:

	2012	2011
	Euro
Civil claims	422,963,377	497,475,067
Labor claims	186,174,481	252,874,349
Other	4,752,468	4,274,712

Sub-total	613,890,326	754,624,128

Tax	158,305,066	168,405,737

Total	772,195,392	923,029,865

        As at 31 December 2012 and 2011, total provisions included the effect of the proportional consolidation of jointly controlled entities amounting to Euro 681 million and Euro 839 million (Note 49.3), respectively. Excluding this effect, provisions amounted to Euro 91 million and Euro 84 million as at 31 December 2012 and 2011 (Note 49.2), respectively.

        In 2012, the reduction in total consolidated provisions is primarily explained by the reduction at Oi, reflecting the impact of the depreciation of the Brazilian Real against the Euro and also, on a constant currency basis, a decrease in provisions for labor and civil claims, as explained in more detail in Note 49.3.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

b)    Possible loss

        As at 31 December 2012 and 2011, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of future cash outflows was considered possible, based on the information provided by its legal counsels, and that therefore are not provided for. The nature of these contingencies is as follows:

	2012	2011
	Euro
Civil claims	165,195,120	171,113,694
Labor claims	229,668,577	225,221,108
Other	25,201,237	18,492,008

Sub-total	420,064,934	414,826,810

Tax	1,694,325,712	1,964,042,026

Total	2,114,390,646	2,378,868,836

        As at 31 December 2012 and 2011, total legal proceedings and tax contingencies for which the risk of loss was considered possible included the effect of the proportional consolidation of jointly controlled entities amounting to Euro 1,969 million and Euro 2,267 million, respectively (Note 49.3). Excluding this effect, those legal proceedings and tax contingencies totaled Euro 146 million and Euro 112 million as at 31 December 2012 and 2011, respectively (Note 49.2).

        In 2012, the reduction occurred in total claims and tax contingencies for which the risk of loss was considered possible is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro and also, on a constant currency basis, a decrease in tax contingencies at Oi.

49.2.  Legal proceedings and tax contingencies against Portuguese subsidiaries and certain international operations

        Excluding Oi and Contax, consolidated legal proceedings and tax contingencies for which related losses were considered probable and possible, which relate primarily to Portuguese operations, totaled Euro 91 million and Euro 146 million as at 31 December 2012, respectively, as compared to Euro 84 million and Euro 112 million, as at 31 December 2011, respectively (Note 49.1). The following litigation processes relate to the main claims, legal actions and tax contingencies against Portuguese subsidiaries of the Group, some of which the Company considers, based on the opinion of its internal and external legal counsels and in accordance with the definitions of IAS 37, that related losses are remote, which therefore are not included in the amounts disclosed above but are described below due to its materiality.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

under our Concession and that it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession.

        Law 5/2004, dated 10 February 2004, established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators which network infra-structures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above, based on the former statute. Meanwhile, Decree-Law 123/2009, dated 21 May 2009, clarified that no other tax should be levied by the municipalities in addition to the tax established by Law 5/2004. This interpretation was confirmed by the Supreme Administrative Court of Portugal in several legal actions.

        Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions with some municipalities regarding this matter

b)    Regulatory Proceedings

        Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the Portuguese competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by Autoridade da Concorrência related to PT Comunicações and TMN for alleged anti-competitive practices in the Digital Terrestrial Television and public mobile telephone markets, respectively. Portugal Telecom considers that Group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts.

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

        On 19 January 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. In October 2011, Portugal Telecom was notified of a Statement of Objections sent by the European Commission to Portugal Telecom and Telefonica on this matter, which only covered the alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, Portugal Telecom contested the alleged by the European Commission. In January 2013, the European Commission adopted a decision condemning the Company, together with

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

Telefónica, S.A., for infringement of article 101 of the TFEU, with reference to the alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo. Under this decision, Portugal Telecom was fined by an amount of Euro 12,290,000. The Company believes that the fine is unjustified and inappropriate to any eventual unworthiness of its conduct and will bring an action for annulment before the Court of Justice of the European Union. Accordingly, the Company did not record any provision for this matter.

c)     Other Legal Proceedings

        In March 2004, TV TEL Grande Porto—Comunicações, S.A. ("TV TEL"), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, subsidiary of PT-Multimédia and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. The trial was concluded in 2011 and the parties wait for the judicial decision.

        In March 2011, Optimus—Comunicações S.A. ("Optimus") filed a claim against Portugal Telecom in the Judicial Court of Lisbon for the payment of approximately Euro 11 million and, in October 2011, Onitelecom—Infocomunicações, S.A ("Oni") filed a claim against Portugal Telecom in the same court for the payment of approximately Euro 1.5 million, both related to a proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription purposes, in relation to which Autoridade da Concorrência had imposed a fine to Portugal Telecom of approximately Euro 45 million. Optimus and Oni sustained their position by arguing that they suffered losses and damages as a result of Portugal Telecom's conduct. In the Optimus action, the Company is waiting for the schedule of the trial, while regarding the Oni legal action, Portugal Telecom was acquitted due to prescription reasons.

d)    Tax contingencies

        There are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (Euro 169 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 63 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2009 totalling Euro 316 million (Note 46). As at 31 December 2012, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisors, that there are solid

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

arguments to oppose the position of the tax authorities, and therefore did not consider the losses related to these tax contingencies as either probable or possible.

49.3.  Legal proceedings and tax contingencies against Oi, Contax and its controlling shareholders

a)    Probable loss

        As at 31 December 2012 and 2011, the nature and detail of the main legal proceedings and tax contingencies against Oi Group, Contax and its controlling shareholders, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

			31 Dec 2012		31 Dec 2011
			Euro (proportional)	Brazilian Reais (100%)	Euro (proportional)	Brazilian Reais (100%)
			Million
Civil	(i	)
Corporate Law	(a	)	221.2	2,334.0	249.2	2,350.1
ANATEL estimates and fines	(b	)	93.6	987.3	99.8	941.0
Other			94.8	999.2	135.0	1,271.7

Sub-total			409.6	4,320.5	484.0	4,562.8

Labor	(ii	)
Overtime	(a	)	60.2	635.0	78.0	736.0
Salary differences and related effects	(b	)	7.9	83.5	25.8	243.4
Hazardous work conditions	(c	)	16.4	172.9	24.0	226.3
Indemnities	(d	)	20.3	214.7	23.5	221.2
Stability and integration	(e	)	17.1	180.7	16.1	151.8
Additional post retirement benefits	(f	)	9.3	98.1	8.1	76.4
Lawyers and expert fees	(g	)	4.0	42.1	6.3	59.0
Contractual rescisions	(h	)	3.8	39.6	4.7	44.6
Other	(i	)	43.8	394.4	61.9	522.4

Sub-total			182.8	1,861.0	248.3	2,281.0

Tax	(iii	)
ICMS(Value Added Tax)	(a	)	42.5	448.1	64.1	604.9
FUNTEL	(b	)	13.5	142.6	12.8	120.6
Other			32.9	287.8	29.9	236.3

Sub-total			88.9	878.5	106.9	961.8

Total (Note 49.1)			681.2	7,060.0	839.2	7,805.6

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

As at 31 December 2012

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

  In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. ("Telems"), Telecomunicações de Goiás S.A. ("Telegoiás") and Telecomunicações do Mato Grosso S.A. ("Telemat"), operating companies acquired by Brasil Telecom Holding in the privatization of Telebrás and which were subsequently merged into Brasil Telecom, Oi, S.A. (former Brasil Telecom) is subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

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

  At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by Oi, S.A. to the benefit of the shareholders of the former CRT for those cases in which new shares, possibly due, could not be issued because of the sentence issued. According to this court news, which do not correspond to a final decision, the potential compensation (conversion of the obligation into cash) must be based on: (i) the definition of the number of shares that each claimant would be entitled to, measuring the capital invested at the book value per share as reported in the company's monthly trial balance on the date it was paid-in; (ii) the number of shares determined shall be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or dispose of the shares, and (iii) the result obtained must be adjusted for inflation from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

  As at 31 December 2012, Oi recorded provisions in the amount of R$2,334 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,350 million as at 31 December 2011.

(b)
ANATEL estimates and fines

  Oi received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 31 December 2012, Oi recorded provisions in the amount of R$987 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$941 million as at 31 December 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

(ii)
Labor contingencies

  Oi is a party to a large number of labor claims arising out of the ordinary course of its businesses, including claims for:

  (a)
  Overtime—Lawsuits claiming the payment of overtime, for time allegedly worked after regular working hours.

  (b)
  Salary differences and related effects—Claims from employees who allegedly received a lower compensation than coworkers holding a similar position, associated with other requirements provided for by the applicable law.

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

  (f)
  Additional post retirement benefits—Claims related to differences allegedly due under the pension benefits of former employees, proportionally to other claimed amounts granted by courts and not initially considered in the calculation of the pension benefit.

  (g)
  Lawyers and expert fees—Installments payable to the plaintiffs' lawyers and appointed court experts, when expert evidence is necessary during the fact-finding stage.

  (h)
  Contractual rescisions—Amounts due to claimants arising from the termination of employment contract, such as vacation pay (proportional/vested), thirteenth salary FGTS fine, and the increase in this pay proportionally to other amounts claimed that allegedly should be included in the calculation of severance pay.

  (i)
  Other labor contingencies—Include primarily joint liability allegations by employees of third-party service providers, lawsuits related to differences owed on the deposits in the claimant's severance pay fund ("FGTS") and labor fines arising from delays or non-payment of certain amounts provided for by the employment contract.

  As at 31 December 2012, the total estimated contingencies in connection with labor claims against Oi and Contax in respect of which the risk of loss was deemed probable totaled R$1,861 million, as compared to R$2,281 million as at 31 December 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

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

  Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets it has purchased relate to the telecommunications services provided, and, therefore, qualify for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss relate to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

  As at 31 December 2012, Oi recorded provisions in the amount of R$448 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$605 million as at 31 December 2011.

(b)
FUNTTEL

  FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds. As at 31 December 2012, Oi recorded provisions in the amount of R$143 million for assessments of the FUNTTEL, as compared to R$121 million as at 31 December 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

b)    Possible loss

        As at 31 December 2012 and 2011, the nature of the legal proceedings and tax contingencies against Oi and Contax for which the risk of loss was deemed possible is as follows:

	31 Dec 2012		31 Dec 2011
	Euro (proportional)	Brazilian Reais (100%)	Euro (proportional)	Brazilian Reais (100%)
	Million
Civil(i)	77.0	792.0	98.0	898.8
Labor(ii)	229.2	1,761.2	224.7	1,629.6
Tax(iii)	1,662.4	17,411.7	1,944.0	18,278.7

Total (Note 49.1)	1,968.6	19,964.9	2,266.7	20,807.1

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

(iii)
Tax contingencies

  As at 31 December 2012, the estimated contingencies in connection with tax proceedings against Oi and Contax in respect of which the risk of loss was deemed possible amounted to R$17,412 million, as compared to R$18,279 million as at 31 December 2011. The Brazilian corporate tax system is complex, and Oi and Contax are currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional, and have filed claims to avoid the related payment. These tax contingencies relate primarily to the following.

(a)
Value Added Tax ("ICMS")—Tax assessments amounting approximately to R$5,755 million and R$5,646 million as at 31 December 2012 and 2011, respectively, which relate mainly to (1) ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and (2) utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance;

(b)
City taxes—Tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment leases, wakeup call services and other communication services. The total amounts involved are approximately R$1,787 million and R$2,487 million as at 31 December 2012 and 2011, respectively, which are not accrued because the legal counsel in charge considers the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2012

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

  likelihood of an unfavorable outcome as possible since these activities do not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the STF (Superior Tribunal Federal) decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

(c)
INSS—Lawsuits amounting approximately to R$957 million and R$1,590 million as at 31 December 2012 and 2011, respectively, which relate mainly to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution.

(d)
Federal taxes—Federal tax assessments, mainly related to alleged undue offset and self-assessments of taxes due, and disallowing previous calculations, amounting to approximately R$8,761 million and R$6,085 million as at 31 December 2012 and 2011, respectively.

50. Subsequent events

        On 13 January 2013, as mentioned in Notes 1 and 32, Portugal Telecom entered into a definitive agreement for the sale of its 28% equity stake in CTM to CITIC Telecom for a total amount of USD 411.6 million, subject to certain adjustments. The conclusion of this transaction is conditional upon the satisfaction of a set of precedent conditions.

        On 23 January 2013, Portugal Telecom obtained information regarding the European Commission's decision of condemning the Company, together with Telefónica, S.A., for an alleged non-competition commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo. Portugal Telecom was fined by an amount of Euro 12,290,000, which the Company believes that is unjustified and inappropriate to any eventual unworthiness of its conduct and will bring an action for annulment before the Court of Justice of the European Union. Accordingly, the Company did not record any provision for this matter.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements

I. Subsidiaries

Subsidiaries located in Portugal:

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Parent company)	Note 1	Lisbon	Holding company.
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75.00%	75.00%
Infonet Portugal—Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value added products and services in the área of information and communication by computer through access to the Infonet world network.	PT Comunicações (90%)	90.00%	90.00%
Openideia—Tecnologias de Telecomunicações e Sistemas de Informação, S.A.		Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Portugal Telecom Data Centre, SA	(a)	Covilhã	Provision of services and product supply in the area of information systems and technologies, including data processing, hosting and related aspects.	PT Portugal (100%)	100.00%	100.00%
Portugal Telecom Inovação, SA ("PT Inovação")		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100.00%	100.00%
Postal Network—Prestação de Serviços de Gestão de Infra-estrutura de comunicações ACE		Lisbon	Providing postal network services.	PT Comunicações (51%)	51.00%	51.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	Portugal Telecom (82,05%)	82.05%	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100.00%	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
PT Investimentos Internacionais, SA ("PT II")		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA ("PT Móveis")		Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100.00%	100.00%
PT Sales—Serviços de Telecomunicações e Sistemas de Informação , SA ("PT Sales")		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100.00%	100.00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75.00%	75.00%
PT-Sistemas de Informação, SA ("PT SI")		Oeiras	Provision of IT systems and services.	PT Portugal (99,8%); PT Comunicações (0,1%); TMN (0,1%)	100.00%	100.00%
TMN—Telecomunicações Móveis Nacionais, SA		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100.00%	100.00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76,14%)	76.14%	76.14%
Use.it®—Virott e Associados, Lda.	(b)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52,50%)	52.50%	52.50%
PT BlueClip	(c)	Lisbon	Providing consultant service to Group companies.	PT Comunicações (100%)	100.00%	—

(a)
This company was incorporated in 2011.

(b)
This company is currently not developing any activity.

(c)
This company was incorporated in 2012 and is currently not developing any activity.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

Subsidiaries located in Brazil:

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel Brasil, SA		São Paulo	Management of investments.	Bratel BV (98,77%); PT Brasil (1,23%)	100.00%	100.00%
Istres Holding S.A	(a)	São Paulo	Management of investments.	PT Inovação Brasil (90%); PT Brasil (10%)	100.00%	100.00%
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.	PT SGPS (99,99%); PT Comunicações (0,01%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")	(a)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

(a)
These companies are currently not developing any activity.

Subsidiaries located in Africa:

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel, S.A.	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia, S.A.	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom, SARL	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco—Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde—Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda—Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
Openideia Marrocos, S.A.		Casablanca	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Openideia Angola, S.A.		Luanda	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	100.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%
LTM—Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(c)	Namíbia	Mobile cellular services operator	Africatel (34%)	25.50%	25.50%
TMM—Telecomunicações Móveis de Moçambique, S.A.	(b)	Maputo	Mobile cellular services operator	Portugal Telecom (98%)	98.00%	98.00%
STP Cabo, SARL	(d)	São Tomé e Principe	Submarine cable manager	CST (74,5%)	28.50%	28.50%

(a)
Portugal Telecom has the majority of board members of Cabo Verde Telecom and therefore is able to control its financial and operating policies.

(b)
These companies are currently not developing any activity.

(c)
Under the shareholders agreement entered into with the remaining shareholders of MTC, Portugal Telecom has the power to set and control financial and operating policies of this company.

(d)
This company was incorporated in 2011 with the purpose of managing a submarine cable in the African coast.

Other subsidiaries:

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Bratel BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Africatel Holdings, BV		Amsterdam	Management of investments	Portugal Telecom (75%)	75.00%	75.00%
CVTEL, BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia, Ltd.	(a)	Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	75.00%	75.00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	(a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54,01%)	41.12%	41.12%

(a)
These companies are currently not developing any activity.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

II. Companies consolidated using the proportional method

					PERCENTAGE OF OWNERSHIP
JOINTLY CONTROLLED ENTITIES—OI AND CONTAX CONTROLLING SHAREHOLDERS AND OTHER ENTITIES					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
PASA Participações, SA		Brazil	Management of investments	Bratel Brasil, SA (35%)	35.00%	35.00%
EDSP75 Participações, SA		Brazil	Management of investments	Bratel Brasil, SA (35%)	35.00%	35.00%
AG Telecom Participações, SA		Brazil	Management of investments	PASA Participações, SA (100%)	35.00%	35.00%
LF Tel, SA		Brazil	Management of investments	EDSP75 Participações, SA (100%)	35.00%	35.00%
Telemar Participações, SA		Brazil	Management of investments	Bratel Brasil, SA (12.1%); AG Telecom Participações, SA (19.4%); LF Tel, SA (19.4%)	25.62%	25.62%
CTX Participações, SA		Brazil	Management of investments	PT Brasil, SA (19.9%); AG Telecom Participações, SA (35%); LF Tel, SA (35%)	44.37%	44.37%
Ericsson Inovação S.A.	(a)	Brazil	Development and licensing of customizable computer programs	Portugal Telecom Inovação Brasil, Ltda. (49%)	49.00%	—

(a)
This company was incorporated in 2012.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

JOINTLY CONTROLLED ENTITIES—OI GROUP:

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
OI, SA	(a)	Brazil	Provider of telecommunication services in Brazil	Bratel Brasil, SA (15.6%); AG Telecom Participações, SA (4.5%); LF Tel, SA (4.5%); Telemar Participações, SA (17.7%)	23.27%	12.50%
Telemar Norte Leste S.A.	(b)	Brazil	Provision of telecommunication services	OI, SA (100%)	23.27%	25.30%
Tele Norte Celular Participações S.A.	(c)	Brazil	Management of investments	—	—	25.20%
Tele Norte Leste Participações S.A.	(d)	Brazil	Management of investments	—	—	17.90%
TNL PCS S.A.		Brazil	Provision of mobile telecommunication services	Telemar Norte Leste S.A. (100%)	23.27%	25.20%
Paggo Empreendimentos S.A.		Brazil	Management of investments	TNL PCS S.A. (100%)	23.27%	25.20%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	23.27%	25.20%
Paggo Administradora de Crédito Ltda		Brazil	Payment and credit systems	Paggo Empreendimentos S.A. (100%)	23.27%	25.20%
Paggo Soluções e Meios de Pagamentos SA		Brazil	Payment and credit systems	Paggo Acquirer Gestão de Meios de Pagamentos Ltda (50%)	11.63%
Oi Serviços Financeiros S.A.		Brazil	Investment properties	OI, SA (99.9%)	23.24%	—
TNL.Net Participações S.A	(e)	Brazil	Management of investments	—	—	17.90%
TNL Trading S.A	(e)	Brazil	Import and export of consumer goods	—	—	17.90%
Copart 4 Participações S.A.		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
TNL Exchange S.A.	(e)	Brazil	Management of investments	—	—	17.90%
Coari Participações S.A.	(e)	Brazil	Management of investments	—	—	25.30%
Copart 5 Participações S.A.		Brazil	Investment properties	OI, SA (100%)	23.27%	12.50%
Telemar Internet Ltda		Brazil	Provision of services to access the internet	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
SEREDE—Serviços de Rede S.A.		Brazil	Networks management	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Companhia AIX de Participações, S.A.		Brazil	High-speed data transmission services	Telemar Norte Leste S.A. (50%)	11.63%	12.70%
14 Brasil Telecom Celular S.A.		Brazil	Provision of mobile telecommunication services	OI, SA (100%)	23.27%	12.50%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Brasil Telecom Comunicação Multimídia Ltda.		Brazil	High-speed data transmission services	OI, SA (100%)	23.27%	12.50%
BrT Card Serviços Financeiros Ltda.		Brazil	Provision of financial services	OI, SA (100%)	23.27%	12.50%
Vant Telecomunicações Ltda	(e)	Brazil	Multimedia telecommunication services	—	—	12.50%
Brasil Telecom Call Center S.A.		Brazil	Call center and telemarketing services	OI, SA (100%)	23.27%	12.50%
BrT Serviços de Internet S.A.		Brazil	High-speed data transmission services	OI, SA (100%)	23.27%	12.50%
IG Participações S.A.	(e)	Brazil	Management of investments	—	—	12.50%
Internet Group do Brasil S.A.		Brazil	Provision of services to access the internet	OI, SA (32.5%); Telemar Norte Leste S.A. (13.6%)	3.17%	12.50%
Nova Tarrafa Participações Ltda	(e)	Brazil	Management of investments	—	—	12.50%
Brasil Telecom Cabos Submarinos Ltda.		Brazil	Operation of a fiber optic cable system	OI, SA (100%)	23.27%	12.50%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.		Bermuda	Operation of a fiber optic cable system	Brasil Telecom Cabos Submarinos Ltda. (100%)	23.27%	12.50%
Brasil Telecom of America Inc.		United States	Operation of a fiber optic cable system	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	23.27%	12.50%
Brasil Telecom de Venezuela, SA		Venezuela	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	23.27%	12.50%
Brasil Telecom de Colômbia, Empresa Unipersonal		Colombia	Provision of data communications services	Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (100%)	23.27%	12.50%
Caryopoceae Participações S/A		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Tomboa Participações S.A	(e)	Brazil	Investment properties	—	—	25.30%
Bryophyta SP Participações S/A		Brazil	Investment properties	TNL PCS S.A. (100%)	23.27%	25.30%
Tete Participações S/A	(e)	Brazil	Investment properties	—	—	25.30%
Carpi RJ Participações S.A	(e)	Brazil	Investment properties	—	—	25.30%
Circuito das Águas Telecom, S.A.		Brazil	Investment properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Dommo Empreendimentos Imobiliarios S.A.		Brazil	Buying and selling properties	Telemar Norte Leste S.A. (100%)	23.27%	25.30%
Sumbe Participações S.A.	(e)	Brazil	Investment properties	—	—	12.50%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Rio Alto Participações S.A.		Brazil	Investment properties	OI, SA (100%)	23.27%	12.50%
Oi Paraguay Comunicaciones SRL		Paraguay	Provision of data communications services	Brasil Telecom Comunicação Multimídia Ltda. (99.9%); 14 Brasil Telecom Celular S.A. (0.1%)	23.27%	12.50%
Oi Brasil holdings Cooperatief UA		Netherlands	Payment and credit systems	OI, SA (100%)	23.27%	25.30%
Blackpool Participações ltda ("Blackpool")	(e)	Brazil	Holding	—	—	25.30%
Pointer Networks S.A. ("Pointer")		Brazil	Internet Wifi	Telemar Internet Ltda (100%)	23.27%	25.30%
Pointer Networks S.A.—Suc Argentina		Argentina	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
Pointer Networks S.A.—Suc Peru		Peru	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Wifi S.A.		Uruguay	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Wifi Tec España		Spain	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX venezuela		Venezuela	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Ukraine LLC		Ukraine	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX USA Inc		United States	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Bolivia		Bolive	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Wifi Canadá		Canadá	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Chile Networks		Chile	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Colombia		Colombia	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Paraguay S.A.		Paraguay	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Portugal		Portugal	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%
VEX Panamá		Panama	Internet Wifi	Pointer Networks, S.A. (100%)	23.27%	25.30%

(a)
As mentioned in Note 1, under the corporate reorganization of the Oi Group, Brasil Telecom was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets, in which Portugal Telecom now have an effective stake of 23.3%, corresponding to 21.5% of voting rights. Telemar Participações, which controls and fully consolidates Oi, S.A., has 56.4% of the voting rights in this company.

(b)
This company became a wholly-owned subsidiary of Oi, S.A. under the Corporate Reorganization of the Oi Group.

(c)
In 2012, Telemar acquired the 0.3% interest of non-controlling shareholders in Tele Norte Celular Participações, which was subsequently merged into Telemar. Previously, Tele Norte Celular Participações held a 100% stake in TNL PCS (OI's mobile operation), which is currently held by Telemar.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

(d)
This company was merged into Brasil Telecom under the Corporate Reorganization of the Oi Group completed in March 2012.

(e)
Under a corporate simplification process undertaken by the Oi Group at the end of 2012, several holding companies that were fully owned by the Oi Group were merged into their respective parent companies and consequently ceased to exist. These mergers were recorded at carrying value and accordingly did not produce any effects on these consolidated financial statements.

JOINTLY CONTROLLED ENTITIES—CONTAX GROUP:

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Contax Participações, SA(a)		Brazil	Management of investments	CTX Participações, SA (34.2%); PT Brasil (4.3%)	19.50%	19.50%
Contax, SA		Brazil	Call center services	Contax Participações, SA (100%)	19.50%	19.50%
Ability Comunicação Integrada Ltda.		Brazil	Trade marketing services	Contax Participações, SA (100%)	19.50%	19.50%
Ability Comunicação Integrada Ltda.		Brazil	Provision of IT systems and services	Contax, SA (100%)	19.50%	19.50%
TODO BPO Soluções em Tecnologia S.A.		Brazil	Provide information technology services, software development and integrated, full and customized solutions	Contax, SA (80%)	15.60%	15.60%
Contax Sucursal Empresa Extranjera		Argentina	Call center services	Contax, SA (100%)	19.50%	19.50%
Contax Colômbia S.A.S		Colombia	Provision of tele-assistance services in general	Contax, SA (100%)	19.50%	19.50%
Stratton Spain S.L.		Spain	Contact center service provider	Contax, SA (100%)	19.50%	19.50%
GPTI Tecnologia de Informação S.A.		Brazil	Provision of IT systems and services	Mobitel (Dedic) (100%)	19.50%	19.50%
Allus Spain S.L.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.50%	19.50%
Stratton Argentina S.A.,		Spain	Contact center service provider	Stratton Spain S.L. (100%)	19.50%	19.50%
Stratton Peru S.A.,		Peru	Contact center service provider	Stratton Spain S.L. (100%)	19.50%	19.50%
Multienlace S.A.		Colombia	Contact center service provider	Contax Colômbia S.A.S (100%)	19.50%	19.50%

(a)
CTX Participações, which controls and fully consolidates Contax Participações, has 71.6% of the voting rights in this company.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

III. Associated companies

Associated companies located in Portugal:

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Janela Digital—Informativo e Telecomunicações, Lda		Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21,27%)	21.27%	21.27%
Caixanet—Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Comunicações (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo—SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere—Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA ("INESC")		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26,36%); PT Comunicações (9,53%)	35.89%	35.89%
INESC Inovação—Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert—Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Comunicações (20%)	20.00%	20.00%
Páginas Amarelas	(a)	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (19,88%); PT Comunicações (0,13%)	20.00%	25.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
Yunit Serviços, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (33,33%)	33.33%	33.33%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30,55%)	30.55%	30.55%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	Yunit Serviços (50%)	16.50%	16.50%
Vantec—Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	Portugal Telecom (25%)	25.00%	25.00%

(a)
The reduction in the interest in this associated company reflects the shareholder restructuring of Páginas Amarelas, to be concluded up to the end of 2013 (Note 33).

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

Other associated companies (including Brazil):

					PERCENTAGE OF OWNERSHIP
					Dec 12	Dec 11
Company	Notes	Head office	Activity	Direct	Effective	Effective
Multitel—Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Unitel, SARL.		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%
CTM—Companhia de Telecomunicações de Macau, SAR.L.	(a)	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%); PT Participações (25%)	28.00%	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

(a)
On 13 January 2013, as mentioned in Notes 1 and 32, Portugal Telecom entered into a definitive agreement for the sale of the investment in this company for a total amount of USD 411.6 million. The conclusion of this transaction is still conditional upon the ratification of a set of precedent conditions.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.1
Form of Fourth Amended and Restated Deposit Agreement, dated as of January 25, 2013, incorporated by reference to Exhibit (a) to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-186095) filed with the Commission on January 18, 2013.
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
2.13
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
2.18
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 16, 2011, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Plc and UBS Limited, incorporated by reference to Exhibit 2.19 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.19
Sixth Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated April 23, 2010, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.20
Seventh Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 1, 2012, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited.

Exhibit Number	Description
2.21	Amended and Restated Programme Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 11, 2012, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BB Securities Limited, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, HSBC Bank plc, Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Plc and UBS Limited.
2.22
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 1, 2012, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (London), Citibank N.A. (New York), Citibank N.A. (London), Citibank N.A. (Lisbon) and Citicorp Trustee Company Limited (London).
2.23
Final Terms in respect of a €400,000,000 Euro Medium Term Note Programme, dated July 13, 2012, between Portugal Telecom, SGPS, S.A., Banco BPI, S.A., Banco Comercial Português, S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank PLC—Sucursal em Portugal, Caixa—Banco de Investimento, S.A., Banco ActivoBank, S.A., Banco Espírito Santo, S.A., Banco Electrónico de Serviço Total, S.A., Banco Espírito Santo dos Açores, S.A., Banco Português de Investimento, S.A. and Caixa Geral de Depósitos, S.A.
2.24
Final Terms in respect of a €750,000,000 Euro Medium Term Note Programme, dated October 15, 2012, between Portugal Telecom International Finance B.V., SGPS, S.A., Banco Espírito Santo de Investimento, S.A., Sucursal en España, Barclays Bank PLC, BNP Paribas, Caixa—Banco de Investimento, S.A., Citigroup Global Markets Limited, HSBC Bank plc, Merrill Lynch Internationaland Mizuho International plc.
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

Exhibit Number	Description
4.5	Shareholders' Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation), incorporated by reference to the first Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (File No. 001-14487).
4.6
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
4.7
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
4.8
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
4.9
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
4.10
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

Exhibit Number	Description
4.19	English Language Summary of the Material Provisions of the Long Term Evolution (LTE) Technology License, dated March 9, 2012, issued to TMN—Telecomunicações Móveis Nacionais, S.A. by the Portuguese Government, incorporated by reference to Exhibit 4.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
8.1	List of Significant Subsidiaries.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification.

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