Form 20-F
period 2013-12-31
PORTUGAL TELECOM SGPS SA
filed 2014-04-30
CIK 944747

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

*
Not for trading but only in connection with the registration of American Depositary Shares, or the ADSs.

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

        We use the term "Portugal Telecom" to refer to Portugal Telecom, SGPS S.A. and not to its subsidiaries. Unless the context implies otherwise, the terms "we," "our" or "us" refer to Portugal Telecom and its consolidated subsidiaries.

        We use the term "Oi" to refer to Oi S.A., a Brazilian company, and we use the term "Oi Group" to refer, collectively, to Telemar Participações S.A., its subsidiary Oi and Oi's subsidiaries.

        We use the term "TmarPart" to refer to Telemar Participações S.A.

        We use the term "Business Combination" to refer to the proposed combination of the businesses of Portugal Telecom, Oi, AG Telecom Participações S.A., or AG Telecom, LF Tel S.A., or LF Tel, PASA Participações S.A., or PASA, EDSP75 Participações S.A., or EDSP75, Bratel Brasil S.A., or Bratel Brasil (and, together with AG Telecom, LF Tel, PASA, EDSP75 and TmarPart, the "Oi Holding Companies") into TmarPart pursuant to which, among other things, Oi is expected to become the owner of the interests in the companies that hold all of (i) our operating assets except interests held directly or indirectly in Oi, Contax Participações S.A., or Contax Participações, and Bratel B.V. and (ii) our liabilities at the time of contribution and a wholly owned subsidiary of TmarPart, and we are expected to merge with and into TmarPart with TmarPart as the surviving company. The Business Combination is expected to be accomplished through three primary transactions:

  •
  a capital increase of Oi, or the Capital Increase, in which Oi is expected to issue (1) common and preferred shares for cash to investors, with a priority right of subscription for existing holders in Brazil of common shares and preferred shares of Oi, and (2) common and preferred shares to us in exchange for the transfer by us to Oi of all of the shares of PT Portugal, which is expected to own (a) all of our operating assets, except interests held directly or indirectly in Oi, Contax Participações and our subsidiary Bratel B.V. (which is expected to hold cash and cash equivalents that may be used to subscribe for the debentures described under "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Steps of the Business Combination—Recapitalization of TmarPart"), and (b) all of our liabilities at the time of the transfer;

  •
  a merger of shares (incorporação de ações), or the merger of shares, under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of Oi and TmarPart, all of the Oi shares not owned by TmarPart will be exchanged for TmarPart common shares and Oi will become a wholly-owned subsidiary of TmarPart; and

  •
  a merger (incorporação), or the merger, under Portuguese and Brazilian law, of us with and into TmarPart, with TmarPart as the surviving company. Pursuant to the proposed merger, each of our issued and then outstanding ordinary shares will be cancelled and the holder thereof will automatically receive TmarPart common shares. As a result of the merger, we will cease to exist.

        See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart."

        References to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. References to "Real," "Reais" or "R$" are to Brazilian Reais.

 PRESENTATION OF FINANCIAL INFORMATION

Preparation of Financial Statements in IFRS

        Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

        Because we have voluntarily adopted IFRS 11, Joint Arrangements, before we were required to do so in the EU, as described below under "—Presentation of Brazilian Operations," as of December 31, 2013, 2012, and 2011, there were no unendorsed standards effective as of and for the years ended December 31, 2013, 2012, and 2011, respectively, that affected our consolidated financial statements, and there was no difference between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Accordingly, our consolidated financial statements as of and for the years ended December 31, 2013, 2012, and 2011 were prepared in accordance with IFRS as issued by the IASB. IFRS comprise the accounting standards issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee, or IFRIC.

        We publish our consolidated financial statements in Euro, the single EU currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.7226= US$1.00 on April 25, 2014, and the noon buying rate on that date for Reais was R$2.2357= US$1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

Presentation of Brazilian Operations

        On March 28, 2011 we acquired a direct and indirect economic interest of 25.3% in Telemar Norte Leste S.A., or Telemar, through a 25.6% economic interest in TmarPart, a fixed line telecommunications operator in Brazil that was controlled by Tele Norte Leste Participações S.A., the parent company of the Oi Group at that time, and that controlled, directly or indirectly, the majority of the voting shares of the companies included in the Oi Group, primarily its mobile telecommunications operators, another fixed line telecommunications operator and several other support and holding companies. Our economic interest in the Oi Group decreased to 23.2% (from the initial 25.3% economic interest held in Telemar) as a result of a corporate reorganization of the Oi Group in 2012, or the 2012 Oi corporate reorganization, described in "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi—Reorganization of the Oi Group."

        Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX Participações S.A., or CTX, the controlling shareholder of Contax Participações S.A., or Contax Participações and Contax S.A., or Contax, a provider of contact center, business process outsourcing, or BPO, and IT services in Brazil and other countries in Latin America. Even before our investment in Contax, we provided call center and Information Technology/Information Systems, or IT/IS services, in Brazil through our subsidiary Dedic, S.A., or Dedic, and its subsidiary GPTI—Tecnologias de Informação, S.A., or GPTI. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. On April 2, 2013, our economic interest in Contax increased to 21.1% through the transaction described in "Item 4—Information on the Company—Other International Operations—Contax."

        In our consolidated financial statements reported in our Annual Reports on Form 20-F for the years ended December 31, 2011 and December 31, 2012, we proportionally consolidated 25.6% of

TmarPart for the period beginning April 1, 2011, following IFRS, as issued by the IASB. In addition, in our consolidated financial statements reported in our Annual Reports on Form 20-F for prior years, we proportionally consolidated Contax beginning April 1, 2011 (Contax's results included the results of Dedic and GPTI beginning July 1, 2011).

        We reviewed and assessed the classification of the group's investments in joint arrangements in accordance with the requirements of IFRS 11 and concluded that the investments in TmarPart and CTX should be classified as joint ventures under IFRS 11 and accounted for using the equity method.

        As a result of the adoption of the IFRS 11 and of the amendments to IAS 19, Employee Benefits, or IAS 19, we restated the previously reported consolidated statements of financial position as of December 31, 2012 and 2011 and the consolidated income statements for the periods then ended, as detailed in Note 4 to our audited consolidated financial statements. In addition, we retrospectiely adjusted the selected consolidated financial data in "Item 3—Selected Consolidated Financial Data" for the years ended December 31, 2009, December 31, 2010, December 31, 2011 and December 31, 2012 to reflect the adoption of the IFRS 11 and the amendments to IAS 19.

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

        Any of the following important factors, and any of those important factors described elsewhere in this or in other of our U.S. Securities and Exchange Commission, or SEC, filings, among other things, could cause our results to differ from any results that might be projected, forecasted or estimated by us in any such forward-looking statements:

  •
  material adverse changes in economic conditions in Portugal, Brazil or the other countries in which we have operations and investments;

  •
  the risks and uncertainties associated with the Business Combination;

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

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated statement of financial position data as of December 31, 2011, 2012 and 2013 and the selected consolidated statement of income and cash flow data for each of the years then ended have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS, as issued by the IASB. The selected consolidated statement of financial position data as of December 31, 2009 and 2010 and the selected consolidated statement of income and cash flow data for the years then ended have been derived from our audited consolidated financial statements prepared in accordance with IFRS and have been retrospectively adjusted for the adoption of IFRS 11 and the amendments to IAS 19.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(Restated)	(Restated)	(Restated)	(Restated)
	(EUR Millions)
Statement of Income Data(1):
Continuing operations
Revenues:
Services rendered	3,492.0	3,516.0	3,204.4	2,897.9	2,736.5
Sales	197.2	165.6	129.4	140.5	131.1
Other revenues	44.3	60.6	45.9	40.5	43.6

Total revenues	3,733.4	3,742.3	3,379.7	3,079.0	2,911.2
Costs, expenses losses and income:
Wages and salaries	546.7	637.1	515.1	413.6	399.3
Direct costs	522.4	547.6	491.0	457.4	458.8
Costs of products sold	207.3	179.9	138.1	138.1	134.8
Marketing and publicity	78.6	81.1	82.7	72.2	68.5
Supplies and external services	733.3	724.5	684.0	640.6	619.3
Indirect taxes	57.8	45.4	41.2	43.8	42.3
Provisions and adjustments	30.5	35.0	21.2	23.3	25.8
Depreciation and amortization	716.9	758.6	780.6	765.3	726.3
Net post retirement benefits costs	97.1	50.9	61.0	57.5	40.5
Curtailment and settlement costs	14.9	148.6	36.4	2.4	127.1
Gains on disposals of fixed assets, net	(2.0)	(5.5)	(0.5)	(3.5)	(3.4)
Other costs (gains), net	45.6	141.2	21.8	(23.4)	(73.4)

Income before financial results and taxes	684.4	397.9	507.2	491.8	345.4
Minus: Financial costs (gains), net	(200.7)	81.6	0.6	56.1	(104.6)

Income before taxes	885.1	316.3	506.6	435.7	450.0
Minus: Income taxes	184.0	73.6	99.1	125.6	62.0

Net income from continuing operations	701.1	242.8	407.6	310.1	388.0
Discontinued operations
Net income from discontinued operations(6)	82.5	5,565.4	—	—	—

Net income	783.5	5,808.2	407.6	310.1	388.0

Attributable to non-controlling interests	104.5	147.9	73.7	84.3	57.0
Attributable to equity holders of the parent	679.1	5,660.3	333.9	225.8	331.0
Income before financial results and taxes per ordinary share, A share and ADS(2)	0.76	0.44	0.57	0.55	0.39
Earnings per ordinary share, A share and ADS:
Basic(3)	0.78	6.46	0.39	0.26	0.39
Diluted(4)	0.75	6.05	0.39	0.26	0.39
Earnings per ordinary share, A share and ADS from continuing operations, net of non-controlling interests:
Basic(3)	0.73	0.18	0.39	0.26	0.39
Diluted(4)	0.71	0.18	0.39	0.26	0.39
Cash dividends per ordinary share, A share and ADS(5)	0.575	2.300	0.65	0.325	0.10
Share capital	26.9	26.9	26.9	26.9	26.9

(1)
We applied retrospectively, from January 1, 2009, IFRS 11, Joint Arrangements, and the amendments to IAS 19, Employee Benefits, the application of which is mandatory as from January 1, 2013 under IFRS as issued by the IASB.

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

(5)
Cash dividends per ordinary share, A share and American Depositary Share, or ADS, for the years ended December 31, 2009, 2010, 2011 and 2012 were €0.575, €2.30, €0.65 and €0.325, respectively, before applicable withholding tax. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2009, 2010, 2011 and 2012 were US$0.71, US$3.18, US$0.82 and US$0.42, respectively, using the exchange rate in effect on the date on which each dividend was paid, before applicable withholding tax. The dividend amounts set forth above for each year are the amounts paid with respect to the results of operations for those fiscal years, even when the actual date of payment fell in a different year. See "Item 8—Financial Information—Distributions to Shareholders—Dividend Information." Cash dividends for the year ended December 31, 2012 corresponded to an ordinary dividend per share of €0.325 and was paid in May 2013. Cash dividends for the year ended December 31, 2011 corresponded to an ordinary dividend per share of €0.65, of which €0.215 was paid on January 4, 2012 as an advance over the profits relating to 2011, as approved by our Board of Directors on December 15, 2011, and the remaining €0.435 was paid in May 2012, as approved at our Annual Shareholders' Meeting held on April 27, 2012. Cash dividends for the year ended December 31, 2010 included (1) an extraordinary dividend per share of €1.65, of which €1.00 was paid in December 2010 and the remaining €0.65 was paid in 2011, as approved at our Annual Shareholders' Meeting held on May 6, 2011; and (2) an ordinary cash dividend of €0.65 per share also approved at the Annual Shareholders' Meeting.

On August 14, 2013, our board of directors announced a shareholder remuneration policy consisting of an ordinary cash dividend of €0.10 (US$0.13838 at the exchange rate on April 25, 2014) per share, "A" share and ADS for the fiscal years ending December 31, 2013 and December 31, 2014, before applicable withholding tax. The dividend payment for the fiscal year 2013, corresponding to an ordinary dividend per share of €0.10, was approved by our 2014 Annual Shareholders' Meeting held on April 30, 2014.

(6)
Represents the net income of Vivo Participações S.A., or Vivo. We provided mobile telecommunications services in Brazil through Vivo until September 2010. We held our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A., or Telefónica. On July 28, 2010, we reached an agreement with Telefónica for them to buy from us our 50% interest in Brasilcel N.V. We closed the transaction on September 27, 2010.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(Restated)	(Restated)	(Restated)	(Restated)
	(EUR Millions)
Cash Flow Data:
Cash flows from operating activities	1,927.5	903.8	1,189.5	1,061.8	853.7
Cash flows from investing activities	(597.8)	4,263.7	(1,929.4)	(575.0)	(364.1)
Cash flows from financing activities	(997.3)	(1,571.2)	(379.4)	(2,112.9)	(764.7)

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(Restated)	(Restated)	(Restated)	(Restated)
	(EUR Millions)
Statement of Financial Position Data:
Current assets	2,505.2	8,855.4	5,503.1	4,102.5	3,973.2
Investments in joint ventures	2,898.4	—	3,509.6	2,980.1	2,408.2
Investments in group companies	597.2	361.5	532.5	406.8	511.3
Other investments	16.1	17.7	15.3	12.7	22.2
Goodwill	—	416.6	353.0	425.7	380.6
Tangible assets	3,538.0	3,874.6	3,656.1	3,578.9	3,438.5
Intangible assets	1,100.7	695.1	800.7	757.5	717.7
Post retirement benefits	67.6	1.9	1.7	1.6	1.8
Deferred tax assets	595.4	648.5	590.5	560.4	564.9
Other non-current assets	286.4	294.0	101.7	2.9	1.9

Total assets	11,605.2	15,165.4	15,064.3	12,829.1	12,020.4

Current liabilities	2,146.5	2,683.7	4,764.8	2,994.8	3,024.6
Medium and long term debt	5,720.4	6,254.4	5,708.0	5,979.4	5,879.2
Accrued post retirement liability	1,535.0	950.5	913.6	835.4	960.9
Deferred tax liabilities	363.9	311.6	276.7	270.4	243.8
Other non-current liabilities	341.3	342.3	338.3	211.8	45.1

Total liabilities	10,107.1	10,542.5	12,001.4	10,291.8	10,153.6

Equity excluding non-controlling interests	1,335.8	4,406.2	2,840.6	2,304.6	1,641.3
Non-controlling interests	162.2	216.7	222.2	232.7	225.5

Total equity	1,498.0	4,622.9	3,062.9	2,537.3	1,866.8

Total liabilities and shareholders' equity	11,605.2	15,165.4	15,064.3	12,829.1	12,020.4

Number of ordinary shares	896.5	896.5	896.5	896.5	896.5
Share capital(1)	26.9	26.9	26.9	26.9	26.9

(1)
As of the dates indicated, we did not have any redeemable preferred stock.

 Exchange Rates

Euro

        A substantial portion of our revenues, assets, liabilities and expenses are denominated in Euros. We have published our audited consolidated financial statements in Euros, and our shares trade in Euros on the regulated market Euronext Lisbon.

        Our dividends, when paid in cash, are denominated in Euros. As a result, exchange rate fluctuations have affected and will affect the U.S. dollar amounts received by holders of ADSs on conversion of such dividends by Deutsche Bank Trust Company Americas, as the ADS depositary. Deutsche Bank Trust Company Americas converts dividends it receives in foreign currency into U.S. dollars upon receipt, by sale or such other manner as it has determined and distributes such U.S. dollars to holders of ADSs, net of Deutsche Bank Trust Company Americas' expenses of conversion, any applicable taxes and other governmental charges. Exchange rate fluctuations may also affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro. On April 25, 2014, the Euro/U.S. dollar exchange rate was €0.7226 per US$1.00.

Year ended December 31,	Average Rate(1)
(EUR per US$1.00)
2009	0.7166
2010	0.7567
2011	0.7142
2012	0.7736
2013	0.8143

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(EUR per US$1.00)
October 2013	0.7413	0.7241
November 2013	0.7487	0.7350
December 2013	0.7379	0.7238
January 2014	0.7407	0.7309
February 2014	0.7404	0.7243
March 2014	0.7283	0.7180
April 2014 (through April 25, 2014)	0.7297	0.7195

        None of the 28 member countries of the European Union has imposed any exchange controls on the Euro.

Brazilian Real

        Because of the acquisition of our investments in Oi and Contax, we have a large exposure to the Brazilian Real. Consequently, exchange rate fluctuations between the Euro and the Real affect our total assets, shareholders' equity and equity in losses on joint ventures. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real."

        The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in

Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reason to foresee a serious imbalance.

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On April 25, 2014, the Real/U.S. dollar exchange rate was R$2.2357 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Year ended December 31,	Average Rate(1)
(R$ per US$1.00)
2009	1.987
2010	1.757
2011	1.668
2012	1.952
2013	2.1776

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
October 2013	2.224	2.1567
November 2013	2.3345	2.2425
December 2013	2.3784	2.3106
January 2014	2.4361	2.35
February 2014	2.4373	2.33
March 2014	2.3617	2.2552
April 2014 (through April 25, 2014)	2.2795	2.194

Risk Factors

General Risks Relating to Our Company

The current economic and financial crisis has affected, and will likely continue to affect, demand for our products and services, our revenues and our profitability

        The global economic and financial crisis, and the current economic recession in Portugal, have had, and are likely to continue to have, an adverse effect on the demand for our products and services and on our revenues and profitability. In recent years, a number of Eurozone countries came under severe financial pressure and their ability to raise, refinance and service their debt was put into question by markets, as demonstrated by the record high spreads during most of the year. Portugal, along with Greece and Ireland, was forced to seek support packages from the European Union/European Commission, the European Central Bank, or the ECB, and the International Monetary Fund, or the IMF, under strict conditions, while fear of contagion to other Eurozone countries forced governments to reduce debt levels through austerity measures that were seen as the cause of slow growth for some countries and stagnation in others. In 2013, global economic growth remained weak, and the global economy continued to slow down as emerging market economies faced declining growth and tighter global financial conditions. Gross domestic product, or GDP, in the Eurozone decreased for the second consecutive year, decreasing 0.4% in 2013 after a decrease of 0.7% in 2012, due to the continued restrictive fiscal policies and deleveraging of the private sector in the main developed economies, coupled with the unsolved sovereign debt crisis in the Eurozone. The Eurozone unemployment rate rose throughout 2013 and is currently above 12%. Moreover, inflation remains below the ECB's medium term target, raising concerns about underlying deflationary trends.

        In Portugal, recent government economic policy has focused on implementing the measures agreed to as part of the €78 billion financial support package from the European Union/European Commission, the ECB and the IMF. The strongly restrictive fiscal policies, the continued deleveraging in the private financial and non-financial sectors and the cooling of activity in the Eurozone contributed to a contraction in real GDP of 1.8% in 2013. Unemployment rates reached 15.3% of the active population in the last quarter of 2013, and the government deficit remained at approximately 5% of GDP. Government debt, as a percentage of GDP, was 120.6% in 2012 and 129% in 2013.

        The economic recession in Portugal has had an adverse effect on the demand for our products and on our revenues and profitability. As one of Portugal's largest companies and one of its largest employers, our financial condition, revenues and profitability are closely linked to circumstances in the Portuguese economy. The recession in Portugal has had a direct effect on demand for our products and services, contributing to a decline in revenues in 2011, 2012 and 2013 across most of the customer categories of our Portuguese telecommunications business.

        In these and other ways, the global economic and financial crisis and its effect on the European and Portuguese economies has significantly affected, and could continue to significantly affect, our business, liquidity and financial performance.

Financial market conditions may adversely affect our ability to obtain financing, significantly increase our cost of debt and negatively impact the fair value of our assets and liabilities

        Global financial markets and economic conditions have been severely disrupted and volatile since 2008 and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. At times during this period, credit markets and the debt and equity capital markets have been exceedingly distressed. From 2010 to 2013, the financial markets grew increasingly concerned about the ability of certain European countries, particularly Greece, Ireland, Portugal, Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence led to rescue measures for Greece, Ireland and Portugal by the EU, the ECB and the IMF and a bailout of the Spanish banking sector by the EU. These issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made it difficult for companies to obtain financing. The ability of private corporations to access financing remains challenging and highly susceptible to political and economic events in the Eurozone.

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

Any future ratings downgrades may impair our ability to obtain financing and may significantly increase our cost of debt

        Against the backdrop of the Eurozone crisis, the increased risk perception also led to consecutive downgrades of Portuguese sovereign debt by the rating agencies. In 2011, Portugal was downgraded (1) by 4 notches at Moody's Investors Service, or Moody's, from A1 on December 21, 2010 to Ba2 on July 5, 2011; (2) by 3 notches at Standard & Poor's Ratings Services, or S&P, from A- on November 30, 2011 to BBB- on December 5, 2011; and (3) by 6 notches at Fitch Ratings, or Fitch, from A+ on December 23, 2010 to BB+ on November 24, 2011. In 2012, Portugal was downgraded (1) by 1 notch at Moody's from Ba2 to Ba3 on February 13, 2012; and (2) by 3 notches at S&P from BBB to BB.

        Because our financial condition, revenues and profitability are closely linked to the Portuguese economy, our company's ratings under Moody's and S&P's ratings methodologies are directly linked to the Portuguese sovereign debt rating. Following the downgrade of Portuguese sovereign debt on January 21, 2012, S&P downgraded our long-term rating from BBB- to BB+, with a negative outlook, and on February 11, 2013, S&P downgraded our long-term rating to BB, with a negative outlook. On April 13, 2012, Moody's downgraded our long-term rating from Ba1 to Ba2, with a negative outlook. On August 15, 2013, Fitch downgraded our long-term rating from BBB to BBB-, with a negative outlook.

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

Any worsening of the current economic and financial crisis may affect our liquidity and impact the creditworthiness of our company

        In order to mitigate liquidity risks, we seek to maintain a liquidity position and an average maturity of debt that allows us to repay our short-term debt and our contractual obligations. As of December 31, 2013, the amount of available cash, plus the undrawn amount of our underwritten commercial paper lines (cash immediately available upon two or three days' notice) and our committed standby facilities available to our Portuguese operations amounted to €3,257 million, an increase from €3,016 million as of December 31, 2012. The average maturity of our debt as of December 31, 2013 was 5.5 years.

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

If our customers' financial conditions decline, we will be exposed to increased credit and commercial risks

        Due to continued adverse economic conditions, we may encounter increased difficulty collecting accounts receivable and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the creditworthiness of our customers, and we set credit limits for our customers. Challenging economic conditions have impacted some of our customers' ability to pay their accounts receivable. Although our credit losses have historically been low and we have policies and procedures in place for managing customer finance credit risk, we may be unable to avoid future losses on our accounts receivable, which could materially adversely affect our results of operations and financial position.

We may not be able to pay our announced dividends

        In 2012, we announced a shareholder remuneration policy for the fiscal years 2012 to 2014, comprised of an annual cash dividend of €0.325 per share and a share buy-back program of €200 million for the same three year period, equivalent to an additional €0.225 per share. However, on August 14, 2013, we announced a revised shareholder remuneration policy that provides for an annual cash dividend for 2013 and 2014 of €0.10 per share. This shareholder remuneration policy is subject to market conditions, our financial condition, legal limits to the distribution of assets to shareholders and other factors considered relevant by the Board of Directors at the time.

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

We face intense competition globally, including increasing competition from competitors other than traditional telecommunications companies

        Although the broad telecommunications sector is expected to continue to expand at a global level, an increasing market share is now occupied by adjacent sector players, such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and billing relationships over which users' access services from adjacent players such as well-known companies offering music, video, photos, apps and retail. These adjacent competitors have been able to build strong global brands. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators. Notwithstanding our efforts to develop our own over-the-top and cloud-based services, we expect this broader competitive landscape to continue to pose challenges to our revenues and profitability in Portugal, Brazil and the other markets where we operate.

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology and it is difficult to predict how new technology will affect our business

        Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require them to increase their capital expenditures in order to maintain their competitive position. For example, we have made significant investments in recent years to develop our fiber-to-the-home, or FTTH, network for residential and enterprise customers, to connect our mobile network base stations and to develop our 3G network for personal services customers. Furthermore, Oi has made significant investments in the last three years in connection with the implementation of its Universal Mobile Telecommunications System, or UMTS or 3G, services, and has begun investing in the implementation of its LTE (Long Term Evolution), or 4G, services. It is possible that alternative technologies that are more advanced than those Oi currently provides may be developed. Oi may not obtain the expected benefits of its investments if more advanced technology is adopted by the market. Similarly, TmarPart, after the Business Combination, may not achieve the expected benefits of these investments in technology before more advanced technology is adopted by the market. Our LTE services, launched in March 2012 in Portugal, covered 90% of population in Portugal by the end of 2012, and in September 2013 we concluded the construction and started the operation of the first block of our data center in Covilhã, Portugal, to expand our ability to serve enterprise and other customers. We may not achieve the expected benefits of these investments in technology before more advanced technology is adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to them, and we cannot assure you that, after the completion of the Business Combination, TmarPart will be able to maintain its level of competitiveness in Brazil, Portugal or Africa.

Our operations are dependent upon our networks. A system failure could cause delays or interruptions of service, which could cause us to suffer losses

        Failure in our networks, or our backup mechanisms, may result in service delays or interruptions and limit their ability to provide customers with reliable service over the networks. Some of the risks to the networks and infrastructure include (1) physical damage to access lines and long-distance optical cables; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by the Portuguese telecommunications regulator (the Autoridade Nacional das Comunicações, or ANACOM) (in the case of our businesses in Portugal) and by the Brazilian telecommunications regulator (the Agência Nacional de Telecomunicações, or ANATEL) (in the case of Oi's businesses in Brazil) and may adversely affect our business and results of operations.

The mobile telecommunications industry and participants in this industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices

        Media and other entities frequently suggest that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services.

        On January 18, 2003, ANACOM issued a regulation pursuant to Decree-Law No. 11/2003, which requires entities, including us, that are qualified to install and use radio communication stations for public broadcasting, to submit to ANACOM for approval an annual plan that monitors and measures the intensity levels of the electromagnetic waves emitted from these radio communication stations, especially stations located near the general population. In 2004, pursuant to Decree-Law No. 11/2003, the Portuguese government adopted an ordinance that limits emission and exposure to electromagnetic fields with frequencies between 0 kHz and 300 GHz. Although we believe that these regulations or ordinances do not have a material impact on us, the Portuguese government may adopt new laws or regulations regarding electromagnetic emissions and exposure, which could have an adverse effect on our business.

        In addition, ANATEL may also enact new laws or regulations regarding electromagnetic emissions and exposure, which could have an adverse effect on Oi's business.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences

        As of December 31, 2013, we had total consolidated gross debt of €7,371.1 million. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability to:

  •
  incur additional debt;

  •
  grant liens;

  •
  pledge assets;

  •
  sell or dispose of assets; and

  •
  make certain acquisitions, mergers and consolidations.

        Furthermore, some of our debt instruments include financial covenants that require us to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of its indebtedness contain cross-default or cross-acceleration clauses, and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

        If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

        If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness as of December 31, 2013, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

Unfunded post retirement benefits obligations may put us at a disadvantage to our competitors and could adversely affect our financial performance

        We have unfunded post retirement benefits obligations that may limit our future use and availability of capital and adversely affect our financial and operating results. Although in December 2010, we transferred to the Portuguese government the post retirement benefits obligations relating to regulated pensions of Caixa Geral de Aposentações and Marconi, we retained all other obligations, including (1) salaries to suspended and pre-retired employees amounting to €852 million as of December 31, 2013, which we must pay monthly directly to the beneficiaries until their retirement age and (2) €494 million in obligations related to pension supplements and healthcare as of December 31, 2013, which are backed by plan assets with a market value of €386 million, resulting in unfunded obligations of €959 million.

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

The PCAOB's inability to conduct inspections of auditors in Portugal makes it more difficult to evaluate the effectiveness of our auditor's audit procedures and quality control procedures

        Our independent registered public accounting firm, Deloitte & Associados, SROC S.A., is registered with the Public Company Accounting Oversight Board, or PCAOB, and is accordingly required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. However, because our auditor is located in Portugal, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the local authorities, as in some other non-U.S. jurisdictions, our auditor is currently not undergoing such PCAOB inspections.

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

Risks Relating to Our Proposed Business Combination with Oi

The implementation of the Business Combination may face significant challenges, and the ultimate advantages expected to be derived from this transaction will continue to be subject to a number of factors that are beyond our control

        The implementation of the Business Combination may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of the attention of the management of Portugal Telecom, Oi and TmarPart from the day-to-day management of their respective operating activities. If the senior management of Portugal Telecom, Oi and TmarPart are unable to efficiently implement the Business Combination, the businesses of Portugal Telecom, Oi and TmarPart could suffer. We cannot guarantee that the management of Portugal Telecom, Oi and TmarPart will successfully or cost-effectively implement the Business Combination.

The Business Combination may not result in the benefits that we, Oi and TmarPart seek to achieve

        The ultimate advantages which are expected to derive from the Business Combination, such as the achievement of economies of scale, the maximization of operational synergies, the reduction of operational risks, the optimization of efficient investments, the adoption of best operational practices, the increased liquidity for the shareholders of Oi and our shareholders and the diversification of the shareholder bases of Portugal Telecom, Oi and TmarPart, will depend upon, among other factors, TmarPart's future performance, market conditions, investor interest in TmarPart's securities, the retention of key employees, the successful integration of the companies and general economic, political and business conditions in Brazil, Portugal and other countries in which TmarPart operates. The integration of Portugal Telecom, Oi and TmarPart will be a complex, costly and time-consuming process. We cannot guarantee that the benefits that we, Oi and TmarPart seek to achieve through the Business Combination will be realized. Any failure to integrate the companies or achieve the synergies and other benefits of the Business Combination could cause significant operating inefficiencies and affect the profitability of TmarPart and its consolidated subsidiaries, including Oi.

TmarPart may have actual or potential conflicts of interest with our shareholders and noteholders relating to the Business Combination, and TmarPart's significant shareholders who negotiated the terms of the Business Combination may have different interests from shareholders and noteholders' interests

        TmarPart may have actual or potential conflicts of interest with our shareholders and noteholders because Portugal Telecom, Andrade Gutierrez S.A., or Andrade Gutierrez, and Jereissati Telecom S.A., or Jereissati Telecom, the controlling shareholders of TmarPart and thus, of Oi, exercise voting control over the boards of directors of TmarPart and Oi. While the exchange ratios for the merger of shares were determined in accordance with all applicable laws and regulations in Brazil and the exchange ratio for the merger will be determined in accordance with all applicable laws and regulations in Brazil and Portugal, these ratios may be higher or lower than, from the perspective of value to unaffiliated shareholders, those that could be achieved through negotiations between parties without cross-shareholding relationships. Other terms and conditions of the Business Combination may also differ from those that could have been achieved through negotiations between parties without cross-shareholder relationships, and our shareholders and noteholders might have preferred such other terms, including any terms that might have enhanced the financial condition, liquidity or results of operations of Oi or Portugal Telecom.

        In addition, the terms of the Business Combination include the use of our funds to subscribe for convertible debentures, the proceeds of which will ultimately be used to repay substantially all of the indebtedness of AG Telecom, LF Tel and TmarPart. This use of funds to subscribe for convertible debentures and to repay substantially all of the indebtedness of these shareholders of Oi might be different than the terms of a transaction that could have been achieved in negotiations between parties without cross-shareholding relationships. Our shareholders and noteholders might have preferred different terms or a different use for Portugal Telecom's funds.

Upon the completion of the Business Combination, TmarPart and Oi will have a substantial amount of existing debt, which could restrict their financing and operating flexibility and have other adverse consequences

        As of December 31, 2013, (1) Oi had aggregate outstanding indebtedness in the amount of R$35,854 million, (2) Portugal Telecom had aggregate outstanding indebtedness in the amount of €7,371.1 million (R$24,012.2 million) and (3) TmarPart, AG Telecom and LF Tel on a stand-alone basis had aggregate outstanding indebtedness in the amount of R$4,571.1 million. Although, under the terms of the Business Combination, the outstanding indebtedness of TmarPart, AG Telecom and LF Tel is expected to be repaid prior to the completion of the Business Combination, Oi and PT Portugal SGPS, S.A., or PT Portugal, will be subject to certain financial covenants that will limit their ability to incur additional debt. The level of TmarPart's consolidated indebtedness after the completion of the Business Combination and the requirements and limitations imposed by these debt instruments could adversely affect TmarPart's financial condition or results of operations. The indebtedness of TmarPart and its consolidated subsidiaries, including Oi, could, among other things:

  •
  require TmarPart and its consolidated subsidiaries, including Oi, to use a substantial portion of their cash flow from operations to pay their obligations, thereby reducing the availability of their cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of their operations and other business activities;

  •
  increase their vulnerability to general adverse economic and industry conditions;

  •
  limit, along with financial and other restrictive covenants in the debt instruments of TmarPart and its consolidated subsidiaries, including Oi, their ability to borrow additional funds or dispose of assets; and

  •
  place TmarPart and its consolidated subsidiaries, including Oi, at a competitive disadvantage compared to their competitors that have less debt.

        TmarPart and its consolidated subsidiaries may also need to refinance all or a portion of this debt on or before maturity, and they may not be able to do this on commercially reasonable terms or at all.

        Furthermore, some of these debt instruments include financial covenants that will require Oi to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of these debt instruments contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

        If TmarPart or its subsidiaries are unable to incur additional debt after the completion of the Business Combination, TmarPart may be unable to invest in its businesses and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect TmarPart profitability. In addition, cash required to service the indebtedness of TmarPart after the completion of the Business Combination will reduce the amount available to TmarPart to make capital expenditures.

        If the growth in net operating revenue of the constituent companies in the Business Combination slows or declines in a significant manner, for any reason, TmarPart may not be able to continue servicing its debt. If TmarPart is unable to meet these debt service obligations or comply with these debt covenants, it could be forced to renegotiate or refinance this indebtedness, seek additional equity capital or sell assets. In this circumstance, TmarPart may be unable to obtain financing or sell assets on satisfactory terms, or at all.

The recapitalization of TmarPart will increase its net indebtedness after the completion of the Business Combination as compared to the sum of the net indebtedness of Portugal Telecom and Oi

        As part of the Business Combination, we are expected to purchase convertible debentures of (1) PASA and Venus RJ Participações, S.A., or Venus, both subsidiaries of Andrade Gutierrez (PASA and Venus jointly referred to as the "AGSA Holding Companies") and (2) EDSP75 and Sayed RJ Participações, S.A., or Sayed, both subsidiaries of Jereissati Telecom (EDSP75 and Sayed jointly referred to as the "Jereissati Telecom Holding Companies") for R$4,788 million, the proceeds of which will ultimately be used to repay substantially all of the indebtedness of AG Telecom, LF Tel and TmarPart (excluding indebtedness of TmarPart's consolidated subsidiaries). AG Telecom and LF Tel are shareholders of TmarPart and Oi and are parties to certain shareholders' agreements with us described in "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart." As of December 31, 2013, AG Telecom had aggregate outstanding indebtedness in the amount of R$650 million, LF Tel had aggregate outstanding indebtedness in the amount of R$662 million, and TmarPart had aggregate outstanding indebtedness in the amount of R$3,259 million (excluding indebtedness of TmarPart's consolidated subsidiaries).

        As of December 31, 2013, Oi had aggregate outstanding indebtedness in the amount of R$35,854 million and R$3,016.5 million of cash and cash equivalents, and we had aggregate outstanding indebtedness in the amount of €7,371.1 million and €2,573.1 million of cash and cash equivalents and short-term investments. Although Oi is expected to receive proceeds in the cash portion of the capital increase by Oi (such capital increase as described in "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart" (the "Capital Increase")) that should reduce Oi's net debt (which is defined as total indebtedness less cash and cash equivalents), the use of the proceeds of the convertible debentures to repay the indebtedness of AG Telecom, LF Tel and TmarPart is expected to increase TmarPart's net debt as compared to the sum of the net debt of Portugal Telecom and Oi if we were not to invest in the convertible debentures.

The capital increase of Oi may be completed without the merger of Portugal Telecom with and into TmarPart, and therefore the Business Combination, ever being completed

        The Business Combination is expected to be accomplished through three primary transactions: the Capital Increase, the merger of shares, and the merger of Portugal Telecom with and into TmarPart. The pricing for the Capital Increase occurred on April 28, 2014, and the final settlement is expected to occur on May 5, 2014. The completion of the merger of Portugal Telecom with and into TmarPart depends on the satisfaction or waiver of a number of conditions including, but not limited to, the completion of the Capital Increase. Some of these conditions are beyond our control and may present significant challenges, including shareholder opposition. For example, the merger of Portugal Telecom with and into TmarPart requires the approval of the holders of common shares of both Portugal Telecom and TmarPart. If the shareholders of Portugal Telecom or TmarPart do not approve the merger, the Business Combination cannot be completed, even if other conditions to the merger and the Business Combination are satisfied or waived.

        If the Capital Increase is completed but the merger and the Business Combination are not completed, we will have incurred substantial expenses without realizing the expected benefits of the

Business Combination, and the resulting shareholder structures of Oi and Portugal Telecom will be significantly different than prior to the Business Combination. Significantly, our operating assets as of the date of this annual report, except for interests in Oi, Contax Participações and Bratel B.V., and our liabilities at the time of transfer, would be held by Oi as from completion of the Capital Increase, and our only asset after the completion of the merger of shares would be a minority interest in TmarPart. In addition, in this event, pursuant to agreements executed by the parties to the Business Combination, we would be limited to exercising 7.5% of the voting rights of TmarPart after the merger of shares, regardless of the percentage interest in TmarPart that we hold. Our interest in TmarPart would also continue to be subject to the voting and transfer restrictions contained in the existing shareholders' agreements, as amended, relating to TmarPart.

        For these reasons, even if our shareholders have approved the contribution of our operating assets, except for interests in Oi, Contax Participações and Bratel B.V., and our liabilities at the time of transfer in the context of the Capital Increase, there is no guarantee that the Business Combination will be completed. If the Capital Increase and the merger of shares occur but the merger of Portugal Telecom with and into TmarPart does not, then the ordinary shares or ADSs of Portugal Telecom that you hold would represent interests in a company whose only asset would be an interest in TmarPart that is subject to limited voting rights.

The merger of shares has not been approved by the boards of directors or shareholders of Oi or TmarPart

        Under Brazilian law, prior to the submission of the merger of shares to the shareholders of Oi and TmarPart, the boards of directors of Oi and TmarPart must approve the merger of shares and the Protocol of Merger of Shares and Instrument of Justification (Protocolo e Justificação de Incorporação de Ações) between TmarPart and Oi, which is referred to as the Oi Merger Agreement.

        Following the approval of the merger of shares and the Oi Merger Agreement by the boards of directors of Oi and TmarPart, the merger of shares and the Oi Merger Agreement will be submitted to an extraordinary general shareholders' meetings of Oi and TmarPart. Approval of the merger of shares will require (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders' meeting, and (2) the affirmative vote of holders representing a majority of the total number of issued Oi common shares.

        Oi's board of directors is expected to approve the merger of shares and the Oi Merger Agreement at a meeting to be convened shortly after the completion of the Capital Increase and TmarPart's board of directors is expected to approve the merger of shares and the Oi Merger Agreement at a meeting to be convened on the same date. However, no assurances can be offered that either of these approvals will be obtained. In addition, we have been advised that holders of a sufficient number of shares of Oi and TmarPart intend to vote in favor of the merger of shares at the extraordinary general shareholders' meetings of Oi. However, we cannot assure you that these approvals will be obtained.

The merger has not been approved by the boards of directors or shareholders of TmarPart or Portugal Telecom

        Under Brazilian and Portuguese law, prior to the submission of the merger to the shareholders of TmarPart and Portugal Telecom, the boards of directors of TmarPart and Portugal Telecom must approve the merger and the Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação) between TmarPart and Portugal Telecom, which is referred to as the PT Merger Agreement.

        Following the approval of the merger and the PT Merger Agreement by the boards of directors of TmarPart and Portugal Telecom, the merger and the PT Merger Agreement will be submitted to extraordinary general shareholders' meetings of TmarPart and Portugal Telecom. Approval of the merger will require (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders' meeting, and (2) the affirmative vote of holders representing two-thirds of the total number of outstanding Portugal Telecom ordinary shares and A shares at an extraordinary general shareholders' meeting duly convened on first call. The boards of directors of TmarPart and Portugal Telecom are expected to approve the merger and the PT Merger Agreement. However, we cannot assure you that these approvals will be obtained. In addition, we have been advised that holders of a sufficient number of shares of TmarPart intend to vote in favor of the merger at the extraordinary general shareholders' meeting of TmarPart. However, we cannot assure you that this approval will be obtained. Finally, we cannot assure you that our shareholders will approve the merger.

We and Oi will be subject to business uncertainties and contractual restrictions while the Business Combination is pending

        Uncertainty about the effect of the Business Combination on employees, suppliers, partners, regulators and customers may have an adverse effect on TmarPart, Oi and Portugal Telecom. These uncertainties could cause suppliers, customers, business partners and others that deal with Oi or Portugal Telecom to defer purchases, the consummation of other transactions or other decisions concerning their respective businesses, or to seek to change existing business relationships with them. In addition, employee retention may be particularly challenging until the Business Combination is consummated, as employees may experience uncertainty about their future roles in TmarPart and its consolidated subsidiaries. If key employees depart because of issues relating to the uncertainty and difficulty of integration, TmarPart's business could be harmed. In addition, the merger plan restricts Oi and Portugal Telecom from undertaking major investments and taking other specified actions until the Business Combination occurs, unless otherwise agreed. These restrictions may prevent Oi and Portugal Telecom from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination.

If we fail to obtain all required consents, approvals and waivers, third parties may terminate or alter existing contracts

        Third parties hold pre-emption rights in certain of our licenses and assets and such rights may be exercisable in connection with the Business Combination. We are also a party to joint ventures, license agreements and other agreements and instruments, some of which contain change of control provisions that may be triggered by the Business Combination. In addition, other agreements entered by us may require the payment of fees in connection with a change of control transaction. If we are unable to obtain any necessary waiver or consent, the operation of change of control provisions or the exercise of rights may cause the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or may require the renegotiation of financing agreements and/or the payment of significant fees. We cannot assure investors that TmarPart will be able to negotiate new agreements on terms as favorable to it as those that we had, or at all.

The minority shareholder of Africatel has asserted that the Business Combination triggers its right to force TmarPart to purchase its shares of Africatel under the Africatel shareholders' agreement. If TmarPart is required to purchase this interest in Africatel, it will divert resources that could have otherwise been deployed to reduce indebtedness or make investments under the combined company's business plan after the Business Combination. If any such purchase is funded through the incurrence of additional debt of TmarPart, there would be a material adverse effect on the consolidated leverage of the combined company following the Business Combination

        We indirectly own 75% of the share capital of Africatel Holdings B.V., or Africatel, and Samba Luxco S.à.r.l., or Samba, an affiliate of Helios Investors LP, owns the remaining 25%. Africatel holds all of our interests in telecommunications companies in sub-Saharan Africa, including our interests in Unitel, S.A., or Unitel, in Angola, Cabo Verde Telecom, S.A. in Cape Verde, Mobile Telecommunications Limited in Namibia, and CST Companhia Santomense de Telecomunicações S.A.R.L. in São Tomé and Príncipe, among others. Portugal Telecom, PT Ventures and Samba are parties to a shareholders' agreement under which we have ownership and management control of Africatel, which we refer to as the Africatel shareholders' agreement.

        In January 2014, we received a letter from Samba, asserting that the Business Combination triggers certain of its rights under the Africatel shareholders' agreement, without specifying those rights, and expressing its interest in achieving liquidity in the Business Combination. Initially in response to our request that Samba provide more details on the rights that it asserts, Samba has sent additional letters claiming that Samba has a put right under the Africatel shareholders' agreement at the fair market equity value of its Africatel shares because it believes the Business Combination would trigger a change of control under that agreement. In that regard, Samba has asserted a right to an independent valuation of Africatel but has indicated an openness to discussing the valuation process. We have advised Samba that we believe that even if a change of control were to be triggered, it would be triggered only if and when the Business Combination was completed. While reserving our rights and without agreeing that a change of control would be triggered, we continue our discussions with Samba and have indicated our openness to exploring alternatives for achieving liquidity with respect to Samba's investment in Africatel.

        If TmarPart were to acquire the interest of Samba in Africatel after completion of the Business Combination, whether voluntarily or as a result of the exercise of any rights of Samba under the Africatel shareholders' agreement, its acquisition of this interest would reduce the resources that would be available to it to reduce its outstanding indebtedness or pursue other investment opportunities. If any such purchase is funded through the incurrence of additional debt of TmarPart, the consolidated leverage of the combined company could increase materially from the levels initially expected as a result of the Business Combination.

Other shareholders of Unitel may claim that, as a result of a failure to offer our indirect interest in Unitel to such shareholders prior to the acquisition of PT Portugal by Oi, these shareholders have the right to acquire PT Ventures' shares of Unitel at their net asset value

        We have an indirect 18.75% economic interest in Unitel, an Angolan mobile telecommunications services provider, through our 75%-owned subsidiary Africatel. PT Ventures, a subsidiary of Africatel, holds a 25% interest in Unitel and is party to a shareholders' agreement with the other three shareholders of Unitel that is governed by Angolan law, which we refer to as the Unitel shareholders' agreement.

        The Unitel shareholders' agreement provides a right of first refusal to the other shareholders if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliated companies. The agreement also provides that a breach of a material obligation by any shareholder or the dissolution or liquidation of any shareholder permits the other shareholders to purchase that shareholder's stake in Unitel at its net asset value.

        On March 25, 2014, Unitel issued a statement in which Unitel implied that its shareholders have a right of first refusal in the event of a sale of our indirect interest in Unitel. Subsequently, the other shareholders of Unitel delivered a notice to Portugal Telecom in which they claimed that the indirect acquisition of PT Ventures' interest in Unitel by Oi as part of the Business Combination triggers this right. We believe that the relevant provisions of the Unitel shareholders' agreement would apply only to a transfer of Unitel shares by PT Ventures itself, and we have not made an offer to sell our indirect interest in Unitel to the other shareholders in connection with the proposed contribution of PT Portugal to Oi as of the date of this annual report. If the other shareholders of Unitel were to claim in an appropriate forum that this failure to offer our interest in Unitel to those shareholders resulted in a breach of the Unitel shareholders' agreement and a binding decision to this effect were to be rendered in favor of those shareholders, we, or after completion of the Capital Increase, Oi, would be required to sell for its net asset value the interest in Unitel, which is different from the amount that we have recorded in our financial statements. Although we believe, based on the advice of our legal advisors, that any such claim by the other shareholders of Unitel would be without merit, any sale of PT Ventures' interest in Unitel at a price lower than the amount that we have recorded on our financial statements could have a material adverse impact on our financial condition and results of operations.

The performance and value of PT Portugal is significantly affected by the performance and value of Unitel, which, in turn, is subject to significant risks

        In connection with the Capital Increase, we expect to contribute the shares of PT Portugal to Oi. At the time of the contribution, PT Portugal is expected to own (a) all of our operating assets, except interests held directly or indirectly in Oi, Contax Participações and our subsidiary Bratel B.V. (which is expected to hold cash and cash equivalents that may be used to subscribe for the debentures described under "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Steps of the Business Combination—Recapitalization of TmarPart"), and (b) all of our liabilities at the time of the transfer.

        Although the valuation report prepared by Banco Santander (Brasil) S.A. in connection with the Capital Increase, or the PT Assets Valuation Report, indicated that the proportionally consolidated enterprise value of PT Portugal was R$27,339 million, the fair value that Oi will record in its financial statements relating to its acquisition of PT Portugal will be €1,750 million (R$5,709.9 million), reflecting the enterprise value of PT Portugal, based on the PT Assets Valuation Report, less the amount of our indebtedness and other obligations that Oi will assume in connection with the acquisition of PT Portugal. The book value of our investment in Unitel was €494.3 million as of December 31, 2013 and €392.2 million as of December 31, 2012, not including accounts receivable from Unitel of €238.2 million as of December 31, 2013 and €245.7 million as of December 31, 2012, principally consisting of declared and unpaid dividends. Our equity in the earnings of Unitel was €129.9 million during 2013, €187.7 million during 2012 and €155.7 million during 2011. As disclosed in Note 33 of our audited consolidated financial statements, the equity in the earnings of Unitel for 2013 was determined based on our estimate of Unitel's results for the year ended December 31, 2013 because, as of the date of the approval of our financial statements, we had only received the necessary financial information from Unitel for the nine-month period ended September 30, 2013. We understand that Oi expects to record the indirect investment in Unitel as equity in an associated company at its fair market value, as determined by the PT Assets Valuation Report, which is significantly greater than the book value at which we have recorded our indirect interest in Unitel. The amount at which Oi will record its indirect investment in Unitel in its financial statements will represent a majority of the purchase price for the shares of PT Portugal.

        The PT Assets Valuation Report dated February 21, 2014 was prepared based on information provided by us regarding the assets that will be owned by PT Portugal at the time of the contribution of the shares of PT Portugal to Oi, including projected results of operations of PT Portugal. The PT Assets Valuation Report prepared by Santander assumes that (1) the financial projections that were supplied to Santander were the best existing estimates of Portugal Telecom on the date thereof and were the best business judgments of Portugal Telecom's management regarding the expectations of PT Portugal's future performance, and (2) the estimates and projections that were supplied to Santander or that were discussed among Portugal Telecom, Oi, their respective representatives and Santander, particularly those that depend on future and uncertain events (including income, expenses, investments, operational profit or net profit projections), were based on the best business judgment of Portugal Telecom's management at that date. In the PT Assets Valuation Report, Santander further notes that it did not undertake the responsibility of conducting, and did not conduct, technical due diligence of the operations of PT Portugal. As a result, the impact of risks related to PT Portugal's businesses (including the businesses that have or will be contributed to it prior to the contribution of PT Portugal to Oi in the Capital increase), including those risks relating to Unitel described above, below and under "—Risks Relating to Unitel and Our Other International Investments," may not be fully reflected in the PT Assets Valuation Report.

The amount at which Oi will record the indirect investment in Unitel in its financial statements represents a majority of the purchase price of PT Portugal. Any reduction in the value of this investment could have a material adverse effect on Oi's business, financial condition and results of operations

        Although the PT Assets Valuation Report indicated that the proportionally consolidated enterprise value of PT Portugal was R$27,339 million, the fair value that Oi will record in its financial statements relating to its acquisition of PT Portugal will be €1,750 million (R$5,709.9 million), reflecting the enterprise value of PT Portugal, based on the PT Assets Valuation Report, less R$16,841 million relating to the indebtedness and other obligations of Portugal Telecom that Oi will assume in connection with the acquisition of PT Portugal, and R$4,788 million of cash and cash equivalents that Portugal Telecom will retain to satisfy its other existing obligations.

        The amount at which Oi will record the indirect investment in Unitel in its financial statements will represent a majority of the value of the shares issued to Portugal Telecom in exchange for the shares of PT Portugal. We understand that Oi expects to record the indirect investment in Unitel as equity in an associated company. Under this method of accounting, Oi will initially record the indirect investment in Unitel at its acquisition price, as determined in accordance with the PT Assets Valuation Report and giving effect to the allocation of the excess of the purchase price over the book value of the acquired assets. Subsequently, the book value of the indirect investment will be adjusted to reflect Oi's share of the earnings of Unitel in future periods, the return of capital to Oi in the form of dividends or other distributions declared by Unitel and adjustments to reflect foreign exchange variations in the book value that Oi records because Unitel's functional currency is the U.S. dollar. Oi will test the book value of the indirect investment in Unitel for impairment when events or changes in circumstances indicate that the value of the indirect investment in Unitel might be impaired. Any impairment of the indirect investment in Unitel could have a material adverse effect on the business, financial condition and results of operations of the combined company following the completion of the Business Combination.

        See "—Risks Relating to Unitel and Our Other International Investments" for additional risk factors relating to our investment in Unitel.

The Memorandum of Understanding with respect to the Business Combination contains exclusivity provisions which prohibit Portugal Telecom, Oi and certain of their affiliates from soliciting or considering alternative proposals from any third party

        The Memorandum of Understanding, dated October 1, 2013, with respect to the Business Combination, contains exclusivity provisions which prohibit Portugal Telecom, Oi and certain of their affiliates from soliciting or considering alternative proposals from any third party. As a result, these provisions may prevent Oi or Portugal Telecom from receiving or accepting an alternative proposal that could result in greater value to the shareholders of such entity.

If there is no liquidity and dispersion of the common shares of Oi on the date of the extraordinary general shareholders' meeting of Oi that approves or rejects the merger of shares, Oi's dissenting common shareholders may exercise withdrawal rights in connection with the Business Combination.

        We understand that Brazilian corporation laws grant the right to withdraw from a company (for reimbursement of shares held) to dissenting shareholders, i.e., shareholders who do not agree with a general shareholders' meeting resolution that approves the merger of a company's shares into another company. For this purpose, dissenting shareholders include those that have voted against the resolution, shareholders that did not vote and those who were not present at the relevant meeting. In the case of Oi's shares, if withdrawal rights were granted, the reimbursement price would be based on Oi's net asset value per share.

        Brazilian corporation laws also set forth that the right to withdraw does not apply to holders of a class or type of shares that has market liquidity and dispersion. Liquidity is evidenced when the type or class of shares, or the certificate that represents it, is part of a general index representing a portfolio of securities in Brazil or abroad, as defined by the CVM. Dispersion is evidenced when the majority shareholder, the controlling corporation or other corporations under their control hold less than half of the issued shares of the applicable type or class.

        In a meeting on March 25, 2014, the CVM board decided that Oi's common shareholders will not be entitled to withdrawal rights if, on the date of the meeting that approves or rejects the merger of shares, there is dispersion and liquidity of Oi's common shares. Therefore, whether or not Oi's common shareholders have withdrawal rights may only be based on the liquidity and dispersion parameters existing on the day of the general meeting of Oi that approves or rejects the merger of shares.

        If, on the date of the extraordinary general shareholders' meeting that approves or rejects the merger of shares, the common shares of Oi do not have liquidity and dispersion, Oi's common shareholders that dissented in that meeting may exercise the right of withdrawal, and Oi will be required to reimburse these shareholders under the terms defined by the Brazilian corporation laws.

        In the event that Oi's dissenting common shareholders are ultimately found to have withdrawal rights, Oi may be required to make large cash payments in connection with the merger of shares, and such payments could materially decrease the cash balances available to the combined company after the merger of shares and limit its ability to borrow funds or fund capital expenditures, which may adversely affect the combined company and its shareholders following the merger of shares.

In order to expand Portugal Telecom's and Oi's businesses, TmarPart may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies, which could adversely affect their businesses, results of operations and financial conditions

        Following the Business Combination, TmarPart may acquire other companies in the telecommunications industry as part of its growth and convergence strategy. A growth strategy that involves acquisitions may present certain risks to its businesses, results of operations and financial condition, such as:

  •
  difficulties in capturing synergies in the integration process, causing the anticipated benefits of the acquisition to be more limited than originally expected;

  •
  costs associated with any unforeseen antitrust restrictions;

  •
  failure to identify contingencies during the due diligence process;

  •
  uncertainty in relation to regulatory approval; and

  •
  distractions from its core business to pursue these acquisitions and implement the integration of acquired businesses.

        If acquisition transactions cause TmarPart to incur unforeseen costs due to the factors described above, TmarPart may have to dedicate more resources than originally planned and eventually be faced with substantial losses that would adversely affect its business, results of operations and financial condition.

        Even if TmarPart identifies suitable acquisition targets, it may be unable to complete acquisitions or obtain necessary financing to do so on satisfactory terms. Paying for acquisitions could require TmarPart to incur or assume debt and/or contingent liabilities, amortize certain identifiable intangible assets and incur acquisition-related expenses. In addition, TmarPart may be unable to realize all or any of the anticipated benefits from acquisitions or expansion in other related businesses because of operational factors or difficulties in integrating the acquisitions or such other related businesses with the existing businesses, including disparate information technology systems, database systems and business processes.

There is uncertainty regarding the U.S. income tax consequences to U.S. holders of Portugal Telecom ordinary shares or ADSs resulting from the merger, and as neither we nor TmarPart has requested (and will not request) any ruling relating to these tax consequences, you could be subject to U.S. federal income tax on the exchange of your Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs pursuant to the merger if the intended U.S. federal income tax treatment of the merger were to be successfully challenged by the Internal Revenue Service

        The U.S. federal income tax consequences of the merger are uncertain. Although there is no authority addressing facts identical to the merger and therefore the matter is not free from doubt, we believe that the merger will qualify as a tax-free transaction for U.S. federal income tax purposes, and we understand that TmarPart intends to treat it as such. If the merger so qualifies as a tax-free transaction, generally no gain or loss will be recognized by a U.S. holder of Portugal Telecom ordinary shares or ADSs for U.S. federal income tax purposes upon such holder's receipt solely of TmarPart common shares or ADSs pursuant to the merger. However, this conclusion is not free from doubt, and neither we nor TmarPart has requested (and will not request) any ruling from the Internal Revenue Service, or the IRS, as to the U.S. federal income tax consequences of the merger. If the merger does not qualify for tax-free exchange treatment, then the merger will be taxable to U.S. holders of Portugal Telecom ordinary shares and ADSs on the exchange of their Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs pursuant to the merger. The merger will be taxable to a U.S. holder if Portugal Telecom was a passive foreign investment company, or PFIC, for any taxable year during which such U.S. holder held Portugal Telecom ordinary shares or ADSs and such U.S. holder has not made a purging election with respect to its Portugal Telecom ordinary shares or ADSs.

There is uncertainty regarding the Portuguese income tax consequences to U.S. holders of Portugal Telecom ordinary shares or ADSs resulting from the merger, and as we have not requested (and will not request) any ruling relating to these tax consequences, you could be subject to Portuguese income tax on the exchange of your Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs pursuant to the merger if the exemptions provided by the Portuguese domestic tax law or the Tax Treaty between Portugal and the United States do not apply

        The Portuguese income tax consequences of the merger are uncertain. Although the Portuguese domestic tax law and the Convention Between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the Protocol thereto, hereinafter referred to as the "Tax Treaty," provide for an exemption in relation to the possible gains arising from the exchange of Portugal Telecom ordinary shares or ADSs for TmarPart common shares or ADSs, we cannot assure you that such exemption will apply to your specific situation, as it depends on a case-by-case analysis.

Risks Relating to Our Portuguese Operations

Increased competition among providers of bundled telecommunications services may result in a decrease in our revenues

        In 2008, we launched a nationwide Pay-TV service under the "Meo" brand, primarily using our fixed network (IPTV over ADSL2+ and FTTH and direct-to-home, or DTH satellite technology). This service required us to make significant investments in our network in order to increase the bandwidth and offer a better service quality than our competitors. In January 2013, we announced the rebranding of "Meo" and the launch of a quadruple-play service as "M4O", offering Pay-TV, broadband internet, fixed telephone and mobile telephone services. This launch has required additional marketing expenditures and will entail ongoing investments in infrastructure to remain competitive with other market participants.

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

        The competitive landscape has changed significantly in Portugal as a result of the merger in 2013 of ZON Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or ZON, the largest cable operator, and Optimus SGPS, S.A., or Optimus, the third-largest mobile operator, to create ZON Optimus SGPS, S.A., or ZON Optimus, a new integrated telecommunications operator in Portugal. The merger was cleared by the Portuguese Competition Authority on August 26, 2013, and the company resulting from the merger, ZON Optimus, was formally incorporated the following day by means of registration with the Portuguese Commercial Registry Office. This transaction has further increased the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON Optimus has leveraged its position as an integrated telecommunications operator. Our other main competitors in Portugal are Cabovisão (that underwent a merger with ONITELECOM, also in 2013) and Vodafone.

        Our revenues from residential services and our financial position could be significantly affected if we are not successful in competing to provide these bundled services, particularly as our Pay-TV services have become increasingly important as a retention tool of our fixed line and broadband internet customers.

Competition from other mobile telephony and fixed line operators has reduced our revenues from our Portuguese operations and could continue to adversely affect our revenues

        As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other operators, we have experienced, and may continue to experience, erosion of market share of both access lines and of outgoing domestic and international traffic. Additionally, all mobile players have launched fixed telephony services based on their mobile networks, which are directly competing for the same customers. Mobile operators can bypass our international wireline network by interconnecting directly with fixed line and mobile networks either in our domestic network or abroad. Competition is also forcing down the prices of our fixed line voice services for long-distance and international calls, as operators have been offering unlimited voice communications for all national and several international fixed destinations. Lowering our international call prices has caused a decline in our revenues from international fixed line voice services. We expect competition from operators with services based on Voice over Internet Protocol, or VoIP, also to place increasing price pressure on voice tariffs. The decrease in fixed line voice traffic and lower tariffs resulting from competition has significantly affected our overall revenues, and we expect these factors to continue to negatively affect our revenues. See "Item 4—Information on the Company—Competition—Competition Facing Our Portuguese Operations—Residential Services."

The broadband market in Portugal is highly competitive and may become more competitive in the future

        We believe that competition in internet broadband access in Portugal is intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through 3G and 4G technology, as well as high speed broadband supported by the deployment of a fiber optic network, we may face additional pricing pressure on our services, which could result in the loss of revenues from both residential and enterprise customers.

Increased competition in the Portuguese mobile markets may result in decreased revenues

        We believe that our existing mobile competitors, Vodafone and ZON Optimus, will continue to market their services aggressively, resulting in similarly priced offers for all major mobile players in the market. These aggressive pricing strategies have boosted voice and data usage at the expense of eroding retail revenues. A clear example was the launch, in 2008, of the so-called "tribal plans." Although initially designed to provide special calling and texting advantages for "restricted" user groups, their widespread success soon resulted in a significant pressure on revenues. We believe that our success against competitors will depend on our ability to differentiate our products based on services offered, quality, simplicity and targeting of pricing plans, and we may not be successful in doing so. We also believe quadruple-play will play a major role in the mobile Portuguese market. Although we were the first operator to launch a quadruple-play offer, in January 2013, it will be increasingly difficult to sustain this competitive advantage.

        See "Item 4—Information on the Company—Competition—Competition Facing Our Portuguese Operations—Personal Services."

Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our Portuguese telecommunications business

        The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on us. In the previous round of market analysis, carried out from 2004 to 2006, we were found by ANACOM to have significant market power in all but one of the 19 markets analyzed and, consequently, were subject to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other telecommunications operators and service providers. Pursuant to the European Relevant Markets

Recommendation issued in 2007, which significantly reduced the number of markets subject to regulation, ANACOM is re-analyzing the retail and wholesale markets to identify which markets are still relevant for regulatory intervention and which electronic communications operators and service providers, if any, it considers to have significant market power in those markets. Additionally, ANACOM is determining the regulatory remedies that should be imposed on those operators and service providers. ANACOM has not indicated when it will conclude this round of market analysis, but it is expected to be concluded by the end of 2015.

        ANACOM has re-analyzed some of the markets defined under the European Relevant Market Recommendation and issued findings that we had significant market power in certain markets, including the wholesale market for call termination on individual public telephone networks provided at a fixed location, the market for call termination on individual mobile networks, the market for the provision of wholesale (physical) network infrastructure access and the wholesale leased lines terminating segments market. In December 2013, ANACOM launched a public consultation on a draft decision regarding the reanalysis of the retail markets for fixed access and telephony services and of the wholesale market of call origination at a fixed location. ANACOM is proposing to withdraw the existing retail regulation on those markets while keeping the wholesale call origination market fully regulated.

        In certain cases, such as the wholesale broadband access market and the wholesale leased lines trunk segments market, ANACOM has segmented the markets into "C" (competitive) and "NC" (non-competitive) segments and issued a finding that we had significant market power in the non-competitive segments. ANACOM has the power to impose remedies to increase competition in those markets. However, ANACOM has not completed the review of all the markets identified by the European Relevant Market Recommendation, and we expect that ANACOM will reduce the adverse impacts of the remedies imposed on us. However, additional reviews by ANACOM could include other markets, such as access to next generation networks or NGA (which represent a significant upgrade to broadband internet access). For example, on February 6, 2012, ANACOM approved a draft decision concerning the review markets for wholesale physical network infrastructure access at a fixed location, or Market 4, and markets for wholesale broadband access, or Market 5. Pursuant to this draft decision, ANACOM proposed to include high-speed broadband networks (e.g., FTTH networks) in order to require operators with Significant Market Power, or SMP, to provide access to these networks. In this connection, pursuant to the this draft decision, ANACOM intends to declare us as an SMP operator in the national wholesale market for access to network infrastructure at a fixed location and as the SMP operator in the broadband access wholesale market in non-competitive areas.

        With respect to Market 4, in addition to the obligation of granting unbundled access to copper loops, subloops, ducts and poles at the national level, ANACOM intends to impose on us a geographically differentiated obligation to provide its wholesale customers with virtual access to optical fiber (advanced bitstream). The analysis review procedure was not concluded, mainly due to the changes that took place in the domestic market during 2013 (merger between ZON and Optimus and investments initiated by Vodafone and Altice, for expansion of their fiber networks) and the publication, in September 2013, of the EC's recommendation on NGA non-discrimination and costing methodologies. In light of these developments, a new ANACOM consultation on markets 4 and 5 is expected during the first half of 2014. Although the final decision is still pending, we believe ANACOM will complete its new review of Markets 4 and 5 in the second quarter of 2014, after the European Commission's approval, in September 2013, of a recommendation on the costing and non-discrimination with respect to next generation networks.

        Remedies imposed by ANACOM may require us to provide services in certain markets or geographic regions or to make investments that we would otherwise not choose to make. In addition, we incurred and may still have to incur, expenses to adapt our operations to changing regulatory requirements and to ensure regulatory compliance. The resources we may be required to fulfill our regulatory obligations in Portugal could adversely affect our ability to compete. See "Item 4—Information on the Company—Regulation—Portugal" for more details on the regulatory requirements to which we are subject.

Reduced interconnection rates have negatively affected our revenues for our Portuguese telecommunications business and will continue to do so in 2014

        In recent years, ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had a significant impact on interconnection revenues of our mobile subsidiary, MEO—Serviços de Comunicações e Multimédia, S.A., or MEO (previously TMN—Telecomunicações Móveis Nacionais, S.A., or TMN), and, consequently, on its earnings.

        ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in March 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 by December 2012. The reductions in mobile termination rates have had and will continue to have a negative effect on our cash flows and revenues.

        The Portuguese Competition Authority also completed an analysis of mobile rates for originating calls to non-geographic numbers in January 2012, finding origination rates to be excessive, and issued a recommendation that mobile operators must reduce their rates to a level reflecting their costs or face the possibility of being sanctioned. In March, 14, 2014 the Portuguese Competition Authority requested MEO information regarding its mobile origination rates for calls to non-geographic numbers. MEO responded this request in April, 1, 2014 and there are no further developments since then.

        With respect to the wholesale market for voice call termination on individual public telephone networks at a fixed location (Relevant Market 3), on March 7, 2013, ANACOM published a draft decision, proposing to set an average symmetrical fixed termination rate, or FTR, of €0.1091 from October 1, 2013 to July 1, 2014. This rate was calculated as the average FTR of the countries that had already notified the European Commission of their decisions with respect to their national markets based on pure Bottom Up Long-Run Average Incremental Cost, or BU-LRIC, cost models. In August 2013, after the European Commission expressed serious concerns in respect of ANACOM's draft decision, ANACOM decided to withdraw its decision and instead to impose interim and urgent measures. Under its revised measures, ANACOM determined that the maximum average prices to be adopted by operators identified as having significant market power in Relevant Market 3 should be €0.1114 per minute as of October 1, 2013 and that as of July 1, 2014, the price will be set using a pure LRIC cost model that is being developed. During the first half of 2014, we expect that ANACOM will launch a new consultation on the review of the relevant market, this time including a symmetric obligation to ensure IP interconnection.

        ANACOM's interconnection price controls may also negatively affect our revenues from fixed line residential services because we are required to reflect the reduction in these interconnection charges in our retail prices for calls from our fixed line network in Portugal. We expect ANACOM to lift these price controls following the designation of ZON Optimus as the universal service obligation, or USO, provider for fixed lines. We expect that the reduction in interconnection charges will continue to have an impact on our revenues from fixed line residential services in Portugal.

        In addition, the lower interconnection rates have slightly reduced revenues for our wholesale business, which records revenues from international incoming calls transiting through our network that terminate on the networks of mobile and other fixed operators. The prices we charge to international operators (and hence our revenues) also depend on the interconnection fees charged by mobile and fixed operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that lower interconnection rates will continue to have a negative impact on our wholesale revenues.

The European Commission's review of roaming charges may continue to lead to a reduction in revenues from personal services

        The European Commission, or EC, regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and Short Messaging Services, or SMS, or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as "Roaming III," which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale and retail market, for voice, data and SMS services, Roaming III also features (1) extended transparency and consumer-protection measures ("bill-shock") that go beyond the EU territory, (2) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (3) the decoupling of roaming services from other services, while enabling a consumer to use the same number.

        The Roaming III regulations have had, and are expected to continue to have an adverse effect on the revenues of our mobile business and on our results of operations. In addition, the EC's proposed "Connected Continent" legislation, which is described in the next risk factor, could lead to the elimination of roaming charges for calls within the EU, which would similarly have an adverse effect on us.

The European Commission's proposed "Connected Continent" legislation could adversely affect our business

        The EC is finalizing its plans to pass a legislative package implementing a single telecommunications market—the so-called "Connected Continent" legislation—in order to stimulate the provision of cross-border European services. The draft legislation, in its initial wording, addresses matters such as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, the harmonization of spectrum authorization procedures, net neutrality and transparency, international mobile roaming and international calls, and consumer protection.

        In its latest form, the legislative package approved by the European Parliament on April 3, 2014 provides, among other things, for (1) the cancellation of retail market roaming tariffs by December 15, 2015, which would result in operators no longer being able to differentiate between retail domestic and roaming communications within EU mobile networks, (2) clear rules for traffic management and the obligation of operators to assure a certain quality of service and (3) reinforced consumer rights.

        The draft legislative package will now be discussed at the level of the European Council and could be subject to additional revisions. It is expected that final legislation will be formally adopted by the end of 2014.

        If approved, this legislation is expected to have an adverse effect on our business due to anticipated price decreases, higher operational costs and increased competition.

The Portuguese government could terminate or fail to renew our fixed line license and licenses and our authorizations for data and mobile services of our Portuguese telecommunications business

        We provide a significant number of services in Portugal under licenses and authorizations granted by ANACOM to our subsidiaries PT Comunicações and MEO. See "Item 4—Information on the Company—Regulation—Portugal—Our Concession and Existing Licenses and Authorizations." The Portuguese government can also terminate MEO's mobile licenses under certain circumstances. Through MEO, we hold renewable license to provide Global System for Mobile Communications, or GSM, or 2G, and 3G mobile telephone services throughout Portugal, valid until 2016 and 2022, respectively. In January 2012, MEO was allocated the right to use frequencies to provide, among other technologies, 4G mobile telephone services throughout Portugal, and in March 2012, ANACOM issued a renewable license to MEO, valid until 2027, with respect to the use of these frequencies. This license also unifies the previous 2G and 3G licenses issued to MEO. If the Portuguese government were to terminate our licenses, we would not be able to conduct the activities authorized by those licenses. This loss would eliminate an important source of our revenues.

Our obligations as a universal service provider in Portugal could adversely affect our results of operations and profitability

        For the past several years, we have had obligations as a universal service provider under a concession for public telecommunications service that will cease to be effective in the first half of 2014. On October 12, 2012, following ANACOM's decision on the designation of a universal service provider, the Portuguese Ministries of Finance, Economy and Employment launched a public tender to designate the universal service providers, which included a compensation fund for universal service providers and a related renegotiation of our concession. Before the deadline on March 15, 2013, PT Comunicações submitted bids for Tender 1 and Tender 2. On April 18, 2013, ANACOM published a preliminary report regarding the bids for Tenders 1 and 2, as there was no bidder in Tender 3. According to this report, PT Comunicações did not present the lowest bid for Tender 1 and, consequently, will not continue to be the universal service provider of access to a public electronic communications network at a fixed location. However, PT Comunicações did submit the lowest bid for Tender 2 and will continue to be the universal service provider of publicly available telephone (payphones). On October 18, 2013 the Portuguese government confirmed these results and determined the designation of Optimus and ZON as the universal service providers for the connection to a public electronic communications network at a fixed location and the provision of publicly available telephone services, and of PT Comunicações as the universal service provider for publicly available telephone (payphones). In addition, on July 29, 2013, the Portuguese government decided to initiate a direct award procedure in respect of the provision of comprehensive directory and directory inquiry services for a period of 12 months, with the possibility of such period being extended for an additional six months. PT Comunicações was the only company that presented a proposal and was awarded the contract to provide directories and directory inquiry services.

        As the universal service provider for payphones, directories and directory inquiry services, PT Comunicações is required to make available those services in accordance with Portuguese regulations whether or not they are profitable to us. In addition, we will be required to contribute to the compensation fund for universal services providers according to our share of the revenues of the national telecommunications sector. These obligations could adversely affect the expenses and our profitability.

Regulatory investigations and litigation may lead to fines or other penalties

        We are regularly involved in litigation, regulatory inquiries and investigations involving our operations. ANACOM, the EC and the Portuguese Competition Authority regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. Current inquiries by the Portuguese Competition Authority relate to alleged anti-competitive practices in the terrestrial television and mobile services markets. Following a complaint by the third mobile operator in July 2013, we were informed by the Portuguese Competition Authority that it had decided to initiate an administrative proceeding against us regarding allegedly discriminatory on-net/off-net prices in the retail mobile communications market and allegedly excessive SMS termination prices. If, after the administrative proceeding, the Portuguese Competition Authority decides that there is a reasonable likelihood that sanctions will be imposed, a more formal proceeding will follow. After the conclusion of any such proceeding, the Portuguese Competition Authority could decide to impose a fine of up to 10% of our revenues during the year immediately preceding the final decision. Although Portugal

Telecom has not historically been assessed fines of the magnitude permitted by the law, any fine that the Portuguese Competition Authority decides to impose could be material.

        In January 2011, the EC opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. We have developed various strategic partnerships with Telefónica in recent years. Our relationship with Telefónica was investigated. In January 2013, the EC adopted a decision finding that we and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union with reference to our July 28, 2010 agreement with Telefónica concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo. In accordance with this decision, we were fined an amount of €12.29 million. On April 9, 2013, we brought an action for annulment before the Court of Justice of the European Union and will continue to vigorously defend the matter. The matter is now waiting to be tried before the EU Court of Justice.

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

Risks Relating to Our Brazilian Operations

Our strategy of enhancing our operations in Brazil through our strategic partnerships with Oi and Contax may not be successful, and we do not have free access to cash flows from Oi and Contax

        The successful implementation of our strategy for our mobile operations in Brazil depends on the development of our strategic partnership with Oi and the completion of the Business Combination. On March 28, 2011, we completed the acquisition of a 25.3% economic interest in the Oi Group, and our economic interest is currently 23.2%. As in any strategic partnership, it is possible that we, the other controlling shareholders and Oi will not agree on its strategy, operations or other matters. Any inability of our company and the other controlling shareholders of Oi to operate Oi jointly could have a negative impact on Oi's operations, which could have a negative impact on our strategy in Brazil. In addition, we cannot be sure that Oi will be able to take advantage of its position in the Brazilian market to increase the scope and scale of its operations or that any anticipated benefits of the strategic partnership will be realized.

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

        In addition, because Oi and Contax are joint ventures, and we do not independently control them, we may not have free access to their cash flows. It will be necessary for us and other controlling shareholders of Oi and Contax to agree to approve any distributions from those companies.

        See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart" and "Item 4—Information on the Company—Our Businesses—Other International Operations—Contax."

We are exposed to Brazilian exchange rate fluctuations

        We are exposed to exchange rate fluctuation risks, mainly due to our significant investments in Brazil. We do not expect to hedge our economic exposure against exchange rate fluctuations. We are required to make adjustments to our equity on our statement of financial position in response to fluctuations in the value of foreign currencies in which we have made investments. Devaluation of the Real in the future could result in negative adjustments to our financial position, which could limit our ability to generate distributable reserves.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact Oi's business, results of operations and financial condition

        All of the operations and customers of Oi are located in Brazil, except for minor operations and the customers of these operations outside of Brazil. Accordingly, Oi's financial condition and results of operations have been and will continue to be substantially dependent on Brazil's economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government's actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. Oi does not have any control over, and is unable to predict, which measures or policies the Brazilian government may adopt in the future. Oi's business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

  •
  political instability;

  •
  devaluations and other currency fluctuations;

  •
  inflation;

  •
  price instability;

  •
  interest rates;

  •
  liquidity of domestic capital and lending markets;

  •
  energy shortages;

  •
  exchange controls;

  •
  changes to the regulatory framework governing Oi's industry;

  •
  monetary policy;

  •
  tax policy; and

  •
  other political, diplomatic, social and economic developments in or affecting Brazil.

        Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as Oi. Although we and Oi do not believe that Ms. Rousseff will significantly alter current governmental policies, we cannot assure you that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect Oi's business, results of operations and financial condition.

Instability in the international financial system may adversely affect economic growth in Brazil or limit Oi's access to the financial markets and, therefore, negatively impact Oi's business and financial condition

        Global economic instability and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Although the United States, Europe and China have shown recent signs of recovery, the recovery of the global economy, which depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally, is not certain. Continued or worsening volatility in the global financial markets could reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. A prolonged slowdown in economic activity in Brazil could reduce demand for some of Oi's services, which would adversely affect its results of operations.

        As a result of instability in the international financial system, Oi's ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when Oi would like, or need, to access such markets, which could have an impact on Oi's flexibility to react to changing economic and business conditions. The instability in the international financial system or a prolonged slowdown in economic activity in Brazil could have an impact on the lenders under the existing credit facilities of Oi, on Oi's Brazilian customers or on the ability of Oi's suppliers to meet scheduled deliveries in Brazil, causing them to fail to meet their obligations to Oi. If the instability in the international financial system continues, it could have an adverse effect on the demand for Oi's services in Brazil and its ability to fund its planned growth in Brazil.

Depreciation of the Real may lead to substantial losses on Oi's liabilities denominated in or indexed to foreign currencies

        During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the Real and the U.S. dollar has varied significantly in recent years. For example, the Real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. In 2008, primarily as a result of the international financial crisis, the Real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of Reais from the BM&FBOVESPA. The Real appreciated against the U.S. dollar by 25.5% during 2009 and by 4.3% during 2010. Since that period, the Real has depreciated by 12.6% against the U.S. dollar during 2011, by 8.9% during 2012 and by 14.6% during 2013. In addition, the Real appreciated against the Euro by 22.6% during 2009 and by 10.4% during 2010. The Real depreciated by 9.3% against the Euro during 2011, by 10.7% during 2012 and by 17.0% during 2013.

        A significant amount of Oi's financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Euros. As of December 31, 2013, R$14,948 million of the consolidated financial indebtedness of Oi was denominated in a foreign currency. When the Real depreciates against foreign currencies, Oi incurs losses on its liabilities denominated in or indexed to foreign currencies, such as Oi's U.S. dollar-denominated long-term debt and foreign currency loans, and Oi incurs gains on its monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into Reais. If significant depreciation of the Real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, Oi could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the Real could adversely affect Oi's ability to meet certain of its payment obligations. A failure to meet certain of Oi's payment obligations could trigger a default under certain financial covenants in Oi's debt instruments, which could have a material adverse effect on Oi's business and results of operations. Additionally, Oi currently has currency swaps and non-deliverable forwards in place for most of its foreign currency debt. If the cost of currency swap instruments increases substantially, Oi may be unable to maintain its hedge positions, resulting in an increased foreign currency exposure that could in turn lead to substantial foreign exchange losses.

        A portion of Oi's capital expenditures in Brazil requires it to acquire assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. Oi generally does not hedge against risks related to movements of the Real against foreign currencies. To the extent that the value of the Real decreases relative to the U.S. dollar, it becomes more costly for Oi to purchase these assets, which could adversely affect Oi's business and financial performance.

        Depreciation of the Real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies, including tighter monetary policy. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the country's current account and balance of payments, as well as to a dampening of export-driven growth.

Fluctuations in interest rates could increase the cost of servicing Oi's debt and negatively affect its overall financial performance

        Oi's financial expenses are affected by changes in the interest rates that apply to Oi's floating rate debt. As of December 31, 2013, Oi had, among other debt obligations, R$10,295 million of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, R$5,144 million of loans and financings and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, R$3,843 million of loans and financings that were subject to the London Interbank Offered Rate, or LIBOR, and R$3,728 million of loans and financings that were subject to the IPCA.

        The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 10.64% per annum as of December 31, 2010 to 10.87% per annum as of December 31, 2011, decreased to 6.90% per annum as of December 31, 2012 and increased to 9.77% per annum as of December 31, 2013. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect Oi's financial expenses and negatively affect its overall financial performance.

If Brazil experiences substantial inflation in the future, Oi's margins and its ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and Oi's business and results of operations

        Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian government's measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

        Since the introduction of the Real in 1994, Brazil's inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil's rates of inflation, as measured by the General Market Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011, 8.1% in 2012 and 4.8% in 2013. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013.

        If Brazil experiences substantial inflation in the future, Oi's costs may increase and its operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of Oi's services in Brazil, such increases are linked to inflation indices, discounted by increases in Oi's productivity. During periods of rapid increases in inflation, the price increases for Oi's services may not be sufficient to cover Oi's additional costs and Oi may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail Oi's ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the value of our investments in Oi and Contax and may restrict Oi's and Contax's access to international capital markets

        Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. Crises in other emerging countries or the economic policies of other countries, in particular the United States, may adversely affect investors' demand for securities issued by Brazilian companies, including Oi and Contax. Any of these factors could adversely affect the market price of the common or preferred shares of Oi and Contax and thereby reduce the value of our investment in those companies. Any of these factors could also impede the ability of Oi or Contax to access the international capital markets and finance their operations in the future on terms acceptable to it or at all.

Restrictions on the movement of capital out of Brazil may impair Oi's ability to service certain debt obligations

        Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil's balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the Real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in Reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including the extent of Brazil's foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

        A more restrictive policy could increase the cost of servicing, and thereby reduce Oi's ability to pay its foreign currency-denominated debt obligations and other liabilities. As of December 31, 2013, Oi's foreign currency-denominated debt was R$14,948 and represented 41.1% of its indebtedness. If Oi fails to make payments under any of these obligations, it will be in default under those obligations, which could reduce its liquidity.

Oi's fixed line telecommunications services face increased competition from mobile services providers, other fixed line service providers and cable television service providers, which may adversely affect its revenues and margins

        Oi's fixed line telecommunications services in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions)

face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed line services. Based on information available from ANATEL, from December 31, 2010 to April 30, 2013 (the latest date for which such information is available from ANATEL), the number of fixed lines in service in Brazil increased from 42.0 million to 44.5 million. The number of fixed lines in service in Region I and Region II is expected to experience slow growth, as certain customers eliminate their fixed line services in favor of mobile services, and the use of existing fixed lines for making voice calls is expected to decline as customers substitute calls on mobile phones in place of fixed line calls as a result of promotional mobile rates (such as free calls within a mobile provider's network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond Oi's control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that Oi installs are expected to be less profitable than existing ones because new fixed line customers generally have lower average incomes than Oi's existing customers, subscribe to Oi's lower cost service plans and generate fewer chargeable minutes of usage. For the year ended December 31, 2013, Oi's traditional local fixed line telecommunications services represented 29.4% of Oi's net operating revenue. Because Oi derives a significant portion of its net operating revenue from its traditional local fixed line telecommunications services, the reduction in the number of Oi's fixed lines in service has negatively affected and is likely to continue to negatively affect its net operating revenue and margins.

        Oi also competes in the Brazilian market for local fixed line services with other fixed line service providers, primarily with Empresa Brasileira de Telecomunicações—Embratel, or Embratel, and GVT S.A., or GVT. In addition to direct competition for corporate customers, Embratel competes with Oi for residential customers in Regions I and II with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is Oi's main competitor in the broadband services market. Embratel is a subsidiary of América Móvil, S.A.B. de C.V., or América Móvil, one of the leading telecommunications services providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, Oi competes in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

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

Oi's mobile services face strong competition from other mobile services providers, which may adversely affect its revenues

        The mobile services market in Brazil is extremely competitive. Oi faces competition from large competitors such as TIM Participações S.A., or TIM, a subsidiary of Telecom Italia S.p.A., Telefônica Brasil S.A., or Telefônica Brasil, a subsidiary of Telefónica S.A., which markets its mobile services under the brand name "Vivo," and Claro S.A., or Claro, a subsidiary of América Móvil. As of November 30, 2013, based on information regarding the total number of subscribers as of that date available from ANATEL, Oi had a market share of 18.6% of the total number of subscribers in Brazil, ranking behind Telefônica Brasil with 28.7%, TIM with 27.0% and Claro with 25.2%, and Oi captured 10.7% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during the year ended December 31, 2013. Telefônica Brasil, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

        Oi's ability to generate revenues from its Brazilian mobile services business depends on its ability to increase and retain its customer base. Each additional customer subscribing to Oi's service entails costs, including sales commissions and marketing costs. Recovering these costs depends on Oi's ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of Oi's mobile service business. During the year ended December 31, 2013, Oi's average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.2% per month.

        Oi has experienced increased pressure to reduce its rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider's own network. Competing with the service plans and promotions offered by competitors may cause an increase in Oi's marketing expenses and customer-acquisition costs from time to time, which has adversely affected its results of operations during some periods in the past and could continue to adversely affect Oi's results of operations in the future. Oi's inability to compete effectively with these packages could result in its loss of market share and adversely affect its net operating revenues and profitability. For a detailed description of Oi's competition in the mobile services market, see "Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Mobile Services."

Oi's long-distance services face significant competition, which may adversely affect its revenues

        In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed line telephone or a mobile handset, by dialing such carrier's long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Oi's main competitors for long-distance services are TIM and Embratel, which are currently offering long-distance services throughout Brazil at rates that are charged on a per call, rather than per minute, basis. Oi also competes with Telefônica Brasil, which is the incumbent fixed line service provider in Region III. Increased competition from long-distance service providers has resulted in pressure on Oi's long-distance rates and adversely affected its revenue from these services. In addition, the proliferation of new types of service plans, such as "same network" subscription plans that offer unlimited long distance calls and data combination plans, are impacting the long-distance services market in Brazil. Competition in the long-distance market may require Oi to increase its marketing expenses and/or provide services at lower rates than those it currently expects to charge for such services. Competition in the long-distance market has had and could continue to have a material adverse effect on Oi's revenues and margins. See "Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Long-Distance Services."

Data transmission services in Brazil are not subject to significant regulatory restrictions and, as a result, Oi faces an increasing amount of competition in this business

        Competition in data transmission services in Brazil is not subject to significant regulatory restrictions, and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services which do not require them to use Oi's fixed line network, thereby allowing them to reach Oi's customers without paying interconnection fees to Oi. Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the net operating revenue that Oi generates from this business. Additionally, increased competition for data transmission customers may require Oi to increase its marketing expenses and its capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in Oi's profitability. See "Item 4—Information on the Company—Competition—Competition Facing Oi in Brazil—Data Transmission Services."

The Brazilian telecommunications industry is highly regulated. Changes in laws and regulations may adversely impact Oi's business

        The Brazilian telecommunications industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect Oi's business, financial condition and results of operations.

        For example, ANATEL has proposed new regulations under which it would modify the productivity discount factor, or Factor X, applicable to the determination of rate increases available to public concessionaires providing fixed line services. These regulations were submitted for public consultation in July 2011, and the public consultation period ended on September 1, 2011. These new regulations, as they may be modified as a result of ANATEL's further analysis, are expected to be adopted in 2014. We cannot predict when these regulations will be adopted or whether they will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on Oi's revenues, costs and expenses, results of operations or financial position.

        We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on Oi's business and the business of its competitors.

Oi's local fixed line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025, and Oi's bids for new concessions upon the expiration of its existing concessions may not be successful

        Oi provides fixed line telecommunications services in Regions I and II of Brazil pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. In connection with each five year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

        Oi's obligations under the concession agreements may be subject to revision in connection with each future amendment. We cannot assure you that any future amendments will not impose requirements on Oi that will require it to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to it in a manner that will significantly reduce the operating revenues that Oi generates from its fixed line businesses. If the amendments to Oi's concession agreements have these effects, its business, financial condition and results of operations could be materially adversely affected.

        Oi's concession agreements will expire on December 31, 2025. The Brazilian government is expected to offer new concessions in competitive auctions prior to the expiration of the existing concession agreements. Oi may participate in such auctions, but its existing fixed line and domestic long-distance concession agreements will not entitle Oi to preferential treatment in these auctions. If Oi does not secure concessions for its existing service areas in any future auctions, or if such concessions are on less favorable terms than current concessions, Oi's business, financial condition and results of operations would be materially adversely affected.

Oi's local fixed line and domestic long-distance concession agreements, as well as its authorizations to provide personal mobile services, contain certain obligations, and its failure to comply with these obligations may result in various fines and penalties being imposed on Oi by ANATEL

        Oi's local fixed line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service (Plano Geral de Metas de Universalização), the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect Oi's financial condition and results of operations. Oi's local fixed line concession agreements also require it to meet certain network expansion, quality of service and modernization obligations in each of the states in Regions I and II of Brazil. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with its quality and universal service obligations. See "Item 4—Information on the Company—Regulation—Brazil—Regulation of Fixed Line Services."

        On an almost weekly basis, Oi receives inquiries from ANATEL requiring information from it on its compliance with the various service obligations imposed on it by its concession agreements. If Oi is unable to respond satisfactorily to those inquiries or comply with its service obligations under its concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. Oi has received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to its inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. As of December 31, 2013, Oi had recorded provisions in the amount of R$1,045 million in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact Oi's financial condition and results of operations. See "Item 8—Financial Information—Legal Proceedings—Oi Legal Proceedings—Civil Claims—Administrative Proceedings."

        In addition, Oi's authorizations to provide personal mobile services contain certain obligations requiring it to meet network scope and quality of service targets. If Oi fails to meet these obligations, it may be fined by ANATEL until it is in full compliance with its obligations and, in extreme circumstances, Oi's authorizations could be revoked by ANATEL. For example, on July 23, 2012, ANATEL temporarily suspended Oi's ability to accept new customers for its mobile services in the States of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul due to ANATEL's perception of Oi's failure to meet capital investment and quality of service commitments in those states. This suspension lasted for approximately two weeks until Oi was able to propose new quality of service goals to ANATEL. See "Item 4—Information on the Company—Regulation—Brazil—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers."

Oi is subject to numerous legal and administrative proceedings, which could adversely affect Oi's business, results of operations and financial condition

        Oi is subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. Oi classifies its risk of loss from legal and administrative proceedings as "probable," "possible" or "remote." Oi makes provisions for probable losses but does not make provisions for possible and remote losses.

        As of December 31, 2013, Oi had provisioned R$5,616.3 million (€1,725.0 million) for probable losses relating to various tax, labor and civil legal and administrative proceedings against it. In addition, as of December 31, 2013, Oi had claims against it totaling R$19,911.1 million for proceedings classified as "possible" and for which it had made no provisions, including claims of R$17,995.9 million (€5,527.4 million) in tax proceedings, claims of R$877.3 million (€269.4 million) in labor proceedings and claims of R$1,037.9 million (€318.8 million) in civil proceedings.

        Oi is not required to disclose or record provisions for proceedings in which Oi's management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe their risk of loss is remote could be substantial. Consequently, Oi's losses could be significantly higher than the amounts for which Oi has recorded provisions.

        If Oi is subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which it has provisioned or involve proceedings for which it has made no provision, Oi's results of operations and financial condition may be materially adversely affected. Even for the amounts recorded as provisions for probable losses, a judgment against Oi would have an effect on Oi's cash flow if Oi is required to pay those amounts. Unfavorable decisions in these legal proceedings may, therefore, reduce Oi's liquidity and adversely affect its business, financial condition and results of operations. See "Item 8—Financial Information—Legal Proceedings—Oi Legal Proceedings."

Oi may be unable to implement its plans to expand and enhance Oi's existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of Oi's business plan and result in revenues and net income being less than expected

        Oi's ability to achieve its strategic objectives depends in large part on the successful, timely and cost-effective implementation of its plans to expand and enhance Oi's networks in Brazil. Factors that could affect this implementation include:

  •
  Oi's ability to generate cash flow or to obtain future financing necessary to implement its projects;

  •
  delays in the delivery of telecommunications equipment by Oi's vendors;

  •
  the failure of the telecommunications equipment supplied by Oi's vendors to comply with the expected capabilities; and

  •
  delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

        Although we believe that Oi's cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed Oi's current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of Oi's business plan and result in revenues and net income being less than expected.

Oi relies on strategic suppliers of equipment, materials and services necessary for its operations and expansion in Brazil. If these suppliers fail to provide equipment, materials or services to Oi on a timely basis, Oi could experience disruptions, which could have an adverse effect on Oi's revenues and results of operations

        Oi relies on few strategic suppliers of equipment, materials and services, including Nokia Solutions and Networks do Brasil Telecomunicações Ltda., or Nokia Solutions and Networks, Alcatel-Lucent Brasil S.A., or Alcatel-Lucent, Telemont Engenharia de Telecomunicações S.A., or Telemont, A.R.M. Engenharia Ltda., or A.R.M. Engenharia, and Huawei do Brasil Telecomunicações Ltda., or Huawei, to provide it with equipment, materials and services that it needs in order to expand and to operate its business in Brazil. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that Oi's operations and expansion plans require or the services that Oi requires to maintain its extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for Oi to replace the suppliers of this equipment. Suppliers of cables that Oi needs to extend and maintain its networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, Oi is exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to Oi on a timely basis or otherwise in compliance with the terms of Oi's contracts with these suppliers, Oi could experience disruptions or declines in the quality of Oi's services, which could have an adverse effect on Oi's revenues and results of operations, and Oi might be unable to satisfy the requirements contained in its concession and authorization agreements.

Oi is subject to potential liabilities relating to third-party service providers, which could have a material adverse effect on Oi's business, financial condition and results of operations

        Oi is subject to potential liabilities relating to third-party service providers. Such potential liabilities may involve claims by employees of third-party service providers directly against Oi as if it were the direct employer of such employees, as well as claims against Oi for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their obligations to their employees. Oi has not recorded any provisions for such claims, and significant judgments against Oi could have a material adverse effect on Oi's business, financial condition and results of operations.

Oi has a substantial amount of existing debt, which could restrict its financing and operating flexibility and have other adverse consequences

        As of December 31, 2013, Oi had total indebtedness of R$35,854 million. Oi is subject to certain financial covenants that limit its ability to incur additional debt. Oi's existing level of indebtedness and the requirements and limitations imposed by its debt instruments could adversely affect Oi's financial condition or results of operations. In particular, the terms of some of these debt instruments restrict Oi's ability, and the ability of its subsidiaries, to:

  •
  incur additional debt;

  •
  grant liens;

  •
  pledge assets;

  •
  sell or dispose of assets; and

  •
  make certain acquisitions, mergers and consolidations.

        Furthermore, some of Oi's debt instruments include financial covenants that require Oi to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of Oi's indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

        If Oi is unable to incur additional debt, Oi may be unable to invest in its business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect Oi's profitability. In addition, cash required to serve Oi's existing indebtedness reduces the amount available to Oi to make capital expenditures.

        If Oi's growth in net operating revenue slows or declines in a significant manner, for any reason, Oi may not be able to continue servicing its debt. If Oi is unable to meet its debt service obligations or comply with its debt covenants, Oi could be forced to renegotiate or refinance its indebtedness, seek additional equity capital or sell assets. Oi may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Oi's operations will continue to depend on the ability to maintain, upgrade and operate efficiently its accounting, billing, customer service, information technology and management information systems and to rely on the systems of other carriers under co-billing agreements

        Sophisticated information and processing systems are vital to Oi's growth and its ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that, after the Business Combination, TmarPart will be able to continue to operate successfully and upgrade its accounting, information and processing systems or that these systems will continue to perform as expected. Oi has entered into co-billing agreements with each long-distance telecommunications service provider that is interconnected to its networks to include in its invoices the long-distance services rendered by these providers, and these providers have agreed to include charges owed to Oi in their invoices. Any failure in Oi's accounting, information and processing, or any problems with the execution of invoicing and collection services by other carriers with whom Oi has co-billing agreements, could impair Oi's ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect Oi's businesses, financial condition and results of operations.

Improper use of Oi's network could adversely affect its costs and results of operations

        Oi may incur costs associated with the unauthorized and fraudulent use of its networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of Oi's network could also increase its selling expenses if Oi needs to increase the provision for doubtful accounts to reflect amounts Oi does not believe that it can collect for improperly made calls. Any increase in the improper use of Oi's network in the future could materially adversely affect Oi's costs and results of operations.

Oi is subject to delinquencies of its accounts receivables. If Oi is unable to limit payment delinquencies by Oi's customers, or if delinquent payments by Oi's customers increase, Oi's financial condition and results of operations could be adversely affected

        Oi's business significantly depends on its customers' ability to pay their bills and comply with their obligations to Oi. During 2013, Oi recorded provisions for doubtful accounts in the amount of R$850 million, or 3.0% of its net operating revenue, primarily due to subscribers' delinquencies. As of December 31, 2013, Oi's provision for doubtful accounts was R$654 million.

        ANATEL regulations prevent Oi from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber's credit record. If Oi is unable to successfully implement policies to limit subscriber delinquencies or otherwise select its customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect Oi's operating and financial results.

        In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the Real, an increase in inflation or an increase in domestic interest rates, a greater portion of Oi's customers may not be able to pay their bills on a timely basis, which would increase Oi's provision for doubtful accounts and adversely affect Oi's financial condition and results of operations.

Oi's commitment to meet the obligations of its employees' pension plans, managed by Fundação Sistel de Seguridade Social and Fundação Atlântico de Seguridade Social may be higher than what is currently anticipated, and therefore, Oi may be required to make additional contributions of resources to these pension plans or to record liabilities or expenses that are higher than currently recorded

        As sponsors of certain private employee pension plans, which are managed by Fundação Sistel de Seguridade Social, or Sistel, and Fundação Atlântico de Seguridade Social, or FASS, Oi's subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to Oi's retirees and guaranteed future benefits to Oi's current employees at the time of their retirement. As of December 31, 2013, Oi's pension benefit plans had an aggregate deficit of R$643.6 million. Oi's commitment to meet these deficit obligations may be higher that what is currently anticipated, and Oi may be required to make additional contributions or record liabilities or expenses that are higher than currently recorded, which may adversely affect Oi's financial results.

Risks Relating to Unitel and Our Other International Investments

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

        Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the markets served by these joint ventures and partnerships. We may have disputes with our partners in our joint ventures, and we may have difficulty agreeing with our partners on actions that we believe would be beneficial to those joint ventures in partnerships. In addition, our joint ventures and partnerships in African and Asian countries are typically governed by the laws of those countries, and our partners are often established participants in those markets and may have greater influence in those economies than we do. To the extent we experience difficulties with our joint venture partners, we may encounter difficulties in protecting our investments in those countries.

        Any of these factors could cause our joint ventures and partnerships not to be profitable and could cause us to lose all or part of the value of our investments in those ventures.

The amounts recorded in our financial statements relating to our equity investment in Unitel are based on an estimate of Unitel's earnings for 2013

        Under the Unitel shareholders' agreement, to which our subsidiary PT Ventures is a party, Unitel is not required to deliver audited financial statements to its shareholders prior to April 30 of each year. In preparing our audited consolidated financial statements as of and for the year ended December 31, 2013, we have recorded our share of the earnings of Unitel during 2013 of €129.9 million based on financial information of Unitel for the nine-month period ended September 30, 2013 and an estimate of our share in Unitel's net income for the fourth quarter of 2013. In our audited consolidated financial statements, we have also used this estimate of Unitel's 2013 net income to arrive at a €494.3 million book value of our investment in Unitel.

        Unitel has provided to PT Ventures stand-alone income statement information of Unitel prepared under Angolan generally accepted accounting principles, or Angolan GAAP. We used the information received from Unitel to account for our investment in Unitel using the equity method in the preparation of our own audited consolidated financial statements prepared in accordance with IFRS, adjusting for differences between Angolan GAAP and IFRS. The stand-alone income statement information of Unitel prepared under Angolan GAAP reported Unitel's net income for the year ended December 31, 2013 as US$226.1 million. We also received additional management information indicating that Unitel's income statement for the fourth quarter of 2013 was impacted by certain non-recurring transactions. Although we have not received any contracts supporting these transactions, according to information received from Unitel, we believe that the impact of these transactions will be eliminated under IFRS as follows: (1) a loss of US$314.6 million on an assignment of accounts receivable to a third-party at an amount below face value and with an option to Unitel to reacquire these accounts receivable at any time for the price paid to Unitel by the assignee, which would not be recorded under IFRS since the criteria for asset derecognition were not met; and (2) losses of approximately US$158.6 million recorded by Unitel relating to the transfer of non-performing loans and certain communications towers to one of its subsidiaries. Unitel does not eliminate gains and losses in transactions with its subsidiaries in its stand-alone income statement information. Under IFRS, we eliminate these transactions and the related losses when applying the equity method of accounting to our indirect investment in Unitel.

        Based on the information received from Unitel and our analysis of the transactions described above, we do not believe that our equity in Unitel's net income differs materially from our estimate of our equity in Unitel's 2013 net income reported in our audited consolidated financial statements for the year ended December 31, 2013. However, if we were to receive different information regarding these transactions that is inconsistent with our analysis, our equity in Unitel's net income could differ from our estimate.

We cannot assure you as to when PT Ventures will realize the amounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when it will be able to obtain dividends that may be declared with respect to 2013 or succeeding fiscal years

        Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for prior fiscal years. Unitel declared dividends in an aggregate amount of US$190.0 million (€137.8 million) with respect to its 2012 fiscal year, US$190.0 million (€150.6 million) with respect to its 2011 fiscal year and US$157.5 million (€117.9 million) with respect to its 2010 fiscal year. As of the date of this annual report, PT Ventures has not received €93.8 million of the dividends declared by Unitel with respect to Unitel's 2010 fiscal year, and has not received any of the dividends declared by Unitel with respect to Unitel's 2011 and 2012 fiscal years.

        As of December 31, 2013, 2012 and 2011, PT Ventures had €205.8 million, €215.1 million and €121.7 million, respectively, of amounts receivable from Unitel with respect to declared and unpaid dividends. As of December 31, 2013, these amounts receivable did not include the dividends declared with respect to Unitel's 2012 fiscal year described above, which were recorded as part of the book value of our indirect investment in Unitel. PT Ventures received cash payments from Unitel related to declared dividends of €49.9 million during 2012 and €125.9 million during 2011. PT Ventures has demanded an explanation from Unitel on several occasions regarding its failure to pay to PT Ventures its portion of declared dividends. As of the date of this annual report, PT Ventures has not yet received any of the dividends that were outstanding as of December 31, 2013.

        On March 25, 2014, Unitel issued a statement claiming that PT Ventures is not listed on the shareholders' register of Unitel and that the board of directors of Unitel notified us about the existence of an irregularity, which resulted in Unitel being unable to distribute dividends to us until resolution of this irregularity. Unitel stated that there would be no payment of dividends until the resolution of these matters, and we cannot assure you as to the timing of the payment of these dividends even if these matters are resolved. PT Ventures (formerly known as Portugal Telecom Internacional SGPS, S.A.) has been the only entity through which we have owned shares of Unitel since the date of our original investment in Unitel in December 2000, our stake in Unitel is registered on Unitel's books as held by PT Ventures and PT Ventures had received dividend payments in the ordinary course, although with irregular timing, since the change of its name in December 2002.

        Although we continue to believe that we will receive these dividends, we cannot assure you as to the timing of the payment of these dividends to PT Ventures. Our inability to receive these dividends in a timely manner could have a material adverse impact on our financial position and our results of operations.

The other shareholders of Unitel have indicated to PT Ventures that they believe that our sale of a minority interest in Africatel did not comply with the Unitel shareholders' agreement

        The Unitel shareholders' agreement provides a right of first refusal to the other shareholders if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliated companies. The agreement also provides that if any shareholder is proven to be in breach of a material obligation under the Unitel shareholders' agreement, the other shareholders will have a right to purchase that shareholder's stake in Unitel at its net asset value. Disputes under the Unitel shareholders' agreement are required to be decided by arbitration in Paris under the Rules of the International Chamber of Commerce.

        The other shareholders of Unitel have asserted to PT Ventures that they believe that our sale of a minority interest in Africatel during 2007 was in breach of the Unitel shareholders' agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders' agreement, and we believe that the relevant provisions of the Unitel shareholders' agreement apply only to a transfer of Unitel shares by PT Ventures itself.

        As of the date of this annual report, no legal or arbitral proceedings have been initiated with respect to our sale of a minority interest in Africatel. If the other shareholders of Unitel were to claim this right in an appropriate forum and a binding decision to this effect were to be rendered in favor of those shareholders, we could be required to sell the interest in Unitel at a price different from the amount that we have recorded in our audited consolidated financial statements with respect to our indirect investment in Unitel. Although we believe, based on the advice of our legal advisors, that any such claim by the other shareholders of Unitel would be without merit, any sale of PT Ventures' interest in Unitel at a price lower than the amount that we have recorded on our financial statements could have a material adverse impact on our financial condition and results of operations.

The other shareholders of Unitel have prevented PT Ventures from exercising its governance rights to nominate the managing director and a majority of the board of directors of Unitel

        Under the Unitel shareholders' agreement, PT Ventures is entitled to nominate three of the five members of Unitel's board of directors, including the managing director of Unitel. Under the Unitel shareholders' agreement, the appointment of the managing director of Unitel is subject to the approval of the holders of 75% of Unitel's shares. However, the other shareholders of Unitel have failed to vote to elect the directors nominated by PT Ventures at Unitel's shareholders meetings, and as a result, PT Ventures' representation on Unitel's board of directors has been reduced to a single director since June 2006, and the managing director of Unitel has not been a nominee of PT Ventures since June 2006.

Unitel has granted loans to a related party and entered into a management contract with a third-party without the approval of PT Ventures

        Under the Unitel shareholders' agreement, Unitel is not permitted to enter into any contracts with its shareholders or any of their affiliates unless approved by a resolution of its board of directors adopted by at least four members of its board of directors. As a result of the inability of PT Ventures to appoint its additional two members of the Unitel board of directors, PT Ventures is unable to exercise its implied veto right over related party transactions.

        Between May and October 6, 2012, Unitel made disbursements to Unitel International Holdings B.V. of €178.9 million (R$577 million) and US$35.0 million (R$82 million) under a "Facility Agreement" entered into between Unitel and Unitel International Holdings B.V., an entity that competes with us in Cabo Verde and in São Tomé and Principe, or Unitel Holdings. Unitel Holdings is controlled by Mrs. Isabel dos Santos, an indirect shareholder of Unitel, and according to information made public by ZON Optimus, one of the indirect controlling shareholders of ZOPT, SGPS, S.A. (which holds a majority of the voting and total share capital of ZON Optimus), one of our principal competitors in Portugal. PT Ventures' representative on the Unitel board of directors voted against these transactions executed by Unitel, and PT Ventures abstained when the consolidated financial statements of Unitel that included these transactions were approved by the Unitel shareholders. We have been informed that Unitel has made additional loans to related parties during 2013.

        The failure by Unitel International Holdings B.V. to make timely payment under this Facility Agreement could have a material adverse effect on the financial condition and results of operations of Unitel and the value of our indirect investment in Unitel.

        In addition, we have been informed that Unitel has recorded a management fee of US$155.7 million payable to a third-party in its stand-alone income statement prepared under Angolan GAAP. For purposes of our audited consolidated financial statements prepared in accordance with IFRS, we concluded that there is no difference from Angolan GAAP with respect to this transaction.

        We cannot assure you that we will be able to successfully appoint additional members to the Unitel board of directors and therefore prevent Unitel from taking actions that would require the approval of the members of the Unitel board of directors nominated by PT Ventures, including approving related party transactions with the other shareholders that we believe are detrimental to the financial condition and results of operations of Unitel. The use of the resources of Unitel in this manner could have a material adverse impact on Unitel, as well as the value of our investment in Unitel and our financial position and results of operations.

Unitel's concession to operate in Angola has expired and has not yet been renewed

        Unitel's concession to provide mobile telecommunications services in Angola expired in April 2012. We cannot provide you with any assurances regarding the terms under which the Angolan National Institute of Telecommunications (Instituto Angolano das Comunicações), or INACOM, would grant a renewal of this concession, if at all. Although Unitel has continued to operate in the ordinary course of its business, a failure of Unitel to obtain a renewal of this concession could have a material adverse effect on the ability of Unitel to continue to provide mobile telecommunications services in Angola, which could have a material adverse effect on our financial position and results of operations.

Adverse political, economic and legal conditions in the African and Asian countries where we have investments may hinder our ability to receive dividends from our international subsidiaries

        The governments of many of the African and Asian countries where we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries where we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries. We receive dividends from our international investments, and a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

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

        From time to time, we also divest parts of our business to monetize investments, obtain funds to make other investments or optimize our operations. Any decision to dispose of or otherwise exit investments may result in the recording of special charges, particularly for any business that we consolidate, such as workforce reduction costs and industry and technology-related write-offs. We may not be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, financial condition and results of operations.

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

If you are a U.S. tax resident, you will not be eligible for the withholding tax exemption on dividends under the Portuguese domestic law or the reduced rates of withholding tax on dividends under the Tax Treaty between Portugal and the United States unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service

        Under Portuguese law, dividends are subject to withholding tax at a rate of 25% for corporate investors and at a rate of 28% for individual investors. Dividends placed in bank omnibus accounts (except where the identity of the effective beneficiary is disclosed) are subject to withholding tax at a rate of 35%.

        However, dividends paid to corporate investors may benefit from a withholding tax exemption under Portuguese domestic law provided the following requirements are met:

  •
  A minimum holding participation of 5% (held directly or indirectly) of Portugal Telecom's ordinary shares or ADSs exists;

  •
  Such participation is held for a minimum consecutive period of 24 months; and

  •
  The corporate investor is subject to and not exempt from Corporate Income Tax, or CIT, at a rate higher than 60% of the statutory Portuguese CIT rate (which would be 13.8% in 2014, based on a statutory Portuguese CIT rate of 23% applicable only to resident companies as from 2014).

        In order to benefit from this withholding tax exemption, you must provide Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of ordinary shares, prior to the date the dividends are made available, a document duly certified by the U.S. Internal Revenue Service, confirming that you are tax resident in the U.S. and that the corporate investor is subject to and not exempt from CIT, at a rate higher than 60% of the statutory Portuguese CIT rate (which would be 13.8% in 2014, based on a statutory Portuguese CIT rate of 23% applicable only to resident companies as from 2014).The remaining requirement (namely of minimum participation and holding period) should be proved by the beneficiary to the custodian for the depositary.

        If the requirements to benefit from the withholding tax exemption under the Portuguese law are not met but you are a U.S. tax resident entitled to the benefits provided by the Tax Treaty, you may still be eligible for the reduced rates of Portuguese withholding tax on dividends under such treaty, provided you fill out a form required by the Portuguese tax authorities.

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15% (5% if the U.S. corporate beneficial owner owns directly at least 25% of the share capital of the company paying the dividends for an uninterrupted period of 2 years prior to the payment of the dividend). In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the Tax Treaty is required. A specific form (Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders. If you are a holder of ADSs and need to obtain information about where to send your Form 21-RFI, please contact the depositary at the address set forth in "Item 12—Description of Securities Other Than Equity Securities."

        Alternatively, a non-certified Form 21-RFI may be completed and accompanied by a document issued by the U.S. Internal Revenue Service certifying that the investor is resident for tax purposes and subject to tax in the United States. Both the Form 21-RFI and the document issued by the U.S. Internal Revenue Service must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available.

        If these documents are not available as of the relevant date, Portuguese withholding tax will be levied at the rate of 25% (in the case of corporate investors holding less than 25% of the company paying the dividends) or 28% (in the case of individual investors). If you are able to submit the documents to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares, no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the excess Portuguese withholding tax to you (i.e., 10% in the case of corporate investors holding less than 25% of the company paying the dividends or 13% in the case of individual investors). However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Tax and Customs Authority of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service.

        Alternatively, the reimbursement of the excess withholding tax may be claimed under a non-certified Form 22-RFI accompanied by a document issued by the U.S. Internal Revenue Service certifying that the ADS or ordinary shares holder is resident for tax purposes and subject to tax in the United States, and presented to the Portuguese tax authorities within two years following the last day of the year in which the dividends were made available. See "Item 10—Additional Information—Taxation—Dividends."

        If necessary, the Form 22-RFI should also be accompanied by other documents which may be required to ascertain the right to the reimbursement.

        If you are a U.S.-based pension fund or regulated investment company holding ADSs or ordinary shares, you should be aware that, under a technical note issued by the Portuguese tax authorities (which resulted from a mutual agreement procedure requested by U.S. competent authority), in order to benefit from the Tax Treaty provisions, you should be able to prove that:

  •
  the pension fund or regulated investment company is liable to tax in the U.S. This is to be undertaken by providing a Portuguese treaty form duly certified (Form 21-RFI or Form 22-RFI) and U.S. Internal Revenue Service (IRS) Form 6166.

  •
  the pension fund or regulated investment company is entitled under the limitations of benefit provisions contained in Article 17 of the Tax Treaty. This is to be undertaken through a self-declaration, which may be substituted by declaration issued by the U.S. tax authorities.

        If you are a U.S.-based pension fund or regulated investment company holding ADSs or ordinary shares, you should be aware that, under the same technical note issued by the Portuguese tax authorities, the self-declaration for limitation on benefits purposes does not eliminate the possibility of the Portuguese tax authorities to make use when necessary of the exchange of information mechanisms provided under the Tax Treaty.

        You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. You should therefore contact your tax advisor promptly after learning of any proposed or paid dividend. In addition, although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the excess Portuguese withholding tax even if you fill out Form 21-RFI or Form 22-RFI and are eligible to receive reimbursement as described above. You should contact your tax advisor if you wish to fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

ITEM 4—INFORMATION ON THE COMPANY

Overview

        We provide telecommunications services in Portugal, in Brazil through our strategic partnerships with Oi and Contax, and in certain countries in sub-Saharan Africa and Asia. We operate in two reportable segments: (1) Telecommunications in Portugal, which is included in our consolidated operating results, and (2) Telecommunications in Brazil-Oi, which we record for accounting purposes as an equity investment under the line item "Equity in the earnings of joint ventures" in our consolidated income statement following the adoption of IFRS 11, Joint Arrangements, as from January 1, 2013 in accordance with IFRS as issued by the IASB.

        In addition to our reportable segments, we have other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from our Telecommunications in Portugal segment accounted for 88% of our consolidated revenues in 2013, and revenues from our Africatel businesses accounted for 9% of our consolidated revenues.

        Portugal.    In Portugal, we provide services in the following customer categories:

  •
  Residential services, which include integrated networks inside the customer's home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including Internet Protocol Television and direct-to-home satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. We provide these services mainly through our subsidiary PT Comunicações.

  •
  Personal services, which are mobile telecommunications services, such as voice, data and internet-related multimedia services provided to personal (i.e., individual) customers through our subsidiary MEO.

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

        Brazil.    We hold a 23.2% economic interest in Oi, one of the largest telecommunications companies in Brazil, and we are parties to a series of shareholder agreements with other shareholders of Oi that allow us to jointly control Oi. We completed our investment in Oi on March 28, 2011 through the acquisition of a 25.6% of TmarPart, the parent company of Oi, and the acquisition of a subsidiary of TmarPart that merged into Oi as part of the 2012 corporate reorganization. We record our interest in Oi for accounting purposes as an equity investment for periods since April 1, 2011. As described below under "—Brazilian Operations (Oi)," on October 2, 2013, we announced a proposed Business Combination with Oi.

        Oi provides telecommunications services in Brazil, including:

  •
  Residential services, which include, among others, local fixed line services and domestic and international long-distance services, primarily in Region I and Region II of Brazil, data transmission services and usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's fixed line network (fixed line interconnection services).

  •
  Personal services, which include, among others, mobile telecommunications services throughout Brazil (Region I, Region II and Region III) utilizing 2G and 3G technology, including voice and data transmission services, and usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's mobile network (mobile interconnection services).

  •
  Enterprise services, which include, among others, fixed line telecommunications services, mobile telecommunications services, advanced voice services, such as 0800 (toll free) services, customized infrastructure and storage capacity and interconnection and traffic transportation services to other telecommunications providers, in most cases to corporate and small and medium enterprises.

  •
  Other services, which include Pay-TV services, including cable and DTH television services, ISP services, operation of an iG internet portal (which Oi agreed to sell in 2012) and a mobile phone payment system and call center.

        The Brazilian regions described above consist of Region I (which is composed of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions), Region II (which includes the Federal District and nine Brazilian states located in the western, central and southern regions) and Region III (consisting of the State of São Paulo).

        Other International Assets.    Concurrently with our investment in Oi, we acquired a 16.2% direct economic interest in CTX, the controlling shareholder of Contax Participações and Contax. As a result of this acquisition, we obtained an initial economic interest of 14.1% in Contax Participações, through the direct interest described above and through the indirect interests described in "—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi—Background and History" below. Even before our investment in Contax, we provided call center services in Brazil through our then-subsidiary Dedic and Dedic's subsidiary GPTI provided IT/IS services in Brazil. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. On April 2, 2013, in connection with a corporate reorganization of Contax, we increased our economic interest in Contax to 21.1%. We record our interest in Contax for accounting purposes as an equity investment for periods since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

        In connection with our proposed Business Combination with Oi, we expect that we will cease to hold an interest in Contax, as described below under "—Brazilian Operations (Oi)."

        In addition, we have significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and in East Timor in Asia. Throughout 2012, we held a significant interest in Companhia de Telecomunicações de Macau, S.A.R.L., or CTM, a telecommunications company in Macau, but in January 2013 we announced the sale of our interest in CTM. We completed the sale in June 2013.

        The following table provides a breakdown of our operating revenues by reportable segment for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	(Euro millions)
Telecommunications in Portugal
Services rendered	2,740.0	2,545.9	2,396.9
Sales	116.3	109.1	115.0
Other revenues	35.8	45.5	47.7

	2,892.0	2,700.5	2,559.6

Other operations	972.4	838.1	781.5
Eliminations in consolidation	(484.7)	(459.6)	(429.9)

Total consolidated operating revenues	3,379.7	3,079.0	2,911.2

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

  •
  lead the consumer market in convergence of services and the business/enterprise market in information and communication technologies, or ICT;

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

        Some of our specific strategies to achieve these goals in our core regions include the following:

  Portuguese Operations

  •
  Residential services: reshaping TV experience.  We have been leveraging the increased capacity of our new generation access networks to provide a TV experience anchored in premium content and an over-the-top, or OTT, strategy with seamless access to multi-screen devices besides the TV, such as PCs, tablets and smartphones. Meo, our multiplay service, offers (1) a non-linear experience with video on demand with several recording modes (pause, forward and rewind), a restart-TV function and automatic recording capability, allowing customers to access the last seven days of the linear broadcast and set recordings for the next seven days, (2) a complete ecosystem for TV Apps (Facebook, Twitter, Games, Music, Kids and Sapo), (3) interactive features providing additional depth over key channels and blockbuster content and (4) user-generated content with Meo Kanal, an application that allows customers to produce, edit and share multimedia user-generated content on television with other Meo customers, creating the first video network effect on TV. Meo is not limited to fiber and Asymmetric Digital Subscriber Lines, or ADSL, customers, as we have also invested in a premium satellite service, with a current DTH service offering of up to fifteen HD channels, digital recording, video on demand, games and interactive apps. Meo has also developed a TV service, the Meo Go service, which combines linear TV, video on demand and access to previously broadcasted content on a multi-screen strategy, either as an extension of screens inside home or as an extension of the TV service outside home.

  •
  Personal services: seeking growth through mobile data and convergence.  Our Personal services strategy for 2013 was focused on three main objectives: (1) the commercial launch of convergent offers, (2) promoting an increase in mobile data usage and value-added-services through a strong push for smartphone adoption (which represented approximately 50% of handset sales), (3) reinforcing the postpaid/prepaid value proposition through simple and customizable bundled offers, such as the new tariff plans "e" and "Unlimited," stimulating use on all networks and promoting the upselling of internet services, seeking to lock in high value customers and shifting away from price competition. As a result, we achieved meaningful results, such as (1) an increase in new additions to the postpaid subscriber base following the launch of M4O (commercial convergent offer) and a migration of customers from prepaid to postpaid services, (2) a gain in mobile market share and (3) a decrease in trends toward revenue dilution. In addition, MEO is leveraging partnerships and key suppliers to provide customers with a broad range of smartphones, including branded models designed according to Portuguese consumer preferences. We are also leveraging our internal skills, including the well-known Sapo brand, to develop apps that can generate new revenue streams while enhancing the value of mobile data.

  •
  Enterprise services: increase penetration of IT/IS services, including, cloud outsourcing and BPO.  Through investments in infrastructure and telecom-IT convergence, we intend to develop and market advanced integrated solutions for the corporate and SME markets aimed at increasing our penetration of IT/IS and BPO services in Portugal. In order to achieve this, we have developed and implemented a three-tiered approach to our enterprise services: (1) Residential+ customers, with an offering based on the convergence of voice and broadband services, (2) Connected+ customers, served mainly with multi-employee connectivity services, including mobility solutions for traveling employees, and simple software solutions and (3) Integrated+ customers, served with a full range of telecommunications and technological services, such as unified communications, outsourcing of ICT services, application integration, machine-to-machine and specific IT/IS solutions, BPO and IT consultancy. We will also seek to leverage our new data center in Covilhã, Portugal to pursue a hybrid approach using our and our customers' data centers for cloud computing and IT services.

  •
  Reinforce leadership in the market sectors in which we operate.  Through the launch of our Meo Pay-TV service in 2008, we were able to turn our residential business around. By anchoring our strategy in a distinctive TV experience, we have grown our customer base and our customers' portfolio, focusing on multiple play offers. We have expanded TV and fixed broadband subscribers while mitigating the decline in revenues from fixed voice services. In 2013, we launched a quadruple-play service, M4O. M4O provides customers with simplicity, convenience and economy, allowing customers to integrate all telecommunications services under a single invoice, along with a single customer support and single touch-point network. As a consequence of the convergence leadership strategy, we have increased the weight of flat fees in our revenues, aiming to increase the stability of Average Revenue Per User, or ARPU.

  International Operations

  •
  Maximize the strategic value of our international assets, reinforcing our focus on Brazil and sub-Saharan Africa.  Given our scale, growth prospects and starting position, the Brazilian market remains a key priority. Africa will continue to be a source of growth, where we will continue to explore value-creating investment opportunities through partnerships.

  •
  Brazil: data growth and convergence.  In Brazil, through our investment in and partnership with Oi, we will focus our efforts on leveraging our experience in developing innovative and technologically advanced solutions for corporate customers, fixed-mobile convergent offers, mobile broadband, Pay-TV and triple-play services to further improve Oi's operational and financial performance, considering its strong presence in the Brazilian market and potential for future growth. We aim to capture additional share of the market upside by leveraging Oi's established footprint across service categories.

  •
  Strategic alliance.  As described above, we have announced the combination of our operations with Oi in order to form a new Brazil-based company with more than 100 million subscribers that we believe will benefit from enhanced scale and a leading position in Portugal and Brazil. The combined entity will focus on achieving operational excellence. An action plan has been prepared aiming at integrating areas yielding incremental efficiencies, including the appointment of teams to monitor synergies and address existing operational challenges.

  •
  Africa and Asia: Improving efficiency.  We continue to focus on improving the efficiency of our international operations through sharing of best practices among all our subsidiaries and through increased proximity with our operations around the world to better follow-up on key developments in each region.

  •
  Focus on operational and commercial excellence of all assets and share best practices.  By reinforcing operational and commercial excellence in all our operations and promoting the sharing of best practices among all our businesses, we seek to tap the potential of each business, taking into account the development of each market.

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

  •
  Execution: next generation networks.  We strengthened our investments in optical fiber (FTTH), expanding our residential segment services to more than 1.6 million households and 42 municipalities. This investment already benefits approximately 46% of the Portuguese population, representing approximately 74% of the country's GDP. The continuous investment in this infrastructure allowed us to expand our network to new customer segments. Currently, more than 40% of schools and companies in Portugal have access to FTTH. The interconnection of all Azores Islands with fiber optic technology was completed in 2013 with a new submarine cable linking the Flores and Corvo islands. In addition, the roll-out of 4G technology continued to be a strategic effort for us as part of our investment in advanced infrastructure. At the end of 2013, our coverage reached 94% of the Portuguese population. In order to strengthen mobile data capabilities and improve network quality, we ensured that as much as 95% of MEO's base stations were connected by fiber optics. In addition, MEO successfully tested advanced Long-Term Evolution, or LTE, technology, achieving 300 Mbps at its peak. Currently, we take an active role in international studies and discussions of 5G wireless technology. Our 3G network was also enhanced through the widespread introduction of HD voice (high definition voice), which allowed improvements in user experience.

  •
  Excel in customer service.  We have been implementing a transformation program to ensure an integrated view of customer touch points, underpinned by a common IT platform. We now have convergent stores, a self-care portal that allows customers to manage all their services through one log-in, and a 360° view of our customers with our customer relationship management, or CRM, system. Field forces and call centers have an integrated management, and their processes have been reviewed for leaner operations. A multi-year transformation program in IT is also being implemented to enable business transformation and to increase efficiency.

  •
  Cloud Services.  To support our services and to respond to the increasing demand of e-business integrators, we have opened Data Centers in Lisbon and Oporto as well as in Funchal and Ponta Delgada, in the Madeira and Azores islands, respectively. These facilities allow us to provide services, such as co-location, sophisticated web hosting, ISP services, data storage, disaster recovery and ASP services.

  •
  Focus on Partnerships.  Our approach to innovation includes a network of partnerships with key institutions, both in Portugal and abroad. We pursue (1) technological partnerships for the development of new solutions and services and to provide advanced technologies to our customers, (2) partnerships with universities and research and development, or R&D, institutions, aimed at sharing best practices and establishing joint collaboration in innovation and R&D to address business needs and close the gap between the industry and knowledge centers and (3) cooperation with start-ups by providing an array of services to assist young entrepreneurs develop their ideas into sustainable businesses.

Corporate Structure

        The diagram below presents our different businesses as of the date of filing of this annual report.

(1)
PT Comunicações, MEO and their subsidiaries provide residential, personal and enterprise services as part of our Portuguese telecommunications business.

(2)
Various companies providing services to Portugal Telecom group companies, including PT Sistemas de Informação (information systems), PT Inovação (research and development), PT Pro (shared services), PT Compras (central purchasing) and PT Contact (call centers).

(3)
Oi and its subsidiaries provide telecommunications services in Brazil. Investment in Oi is accounted for by the equity method.

(4)
Includes our investment in Contax, our investments in global telecommunications operators in the Cape Verde, São Tomé and Principe, mobile operators in Namibia and Angola, and other investments.

        For additional information on our significant subsidiaries, see Exhibit 8.1, which is incorporated herein by reference.

Recent Developments

Rebranding of Personal and Enterprise Services

        On January 27, 2014, we announced that all services rendered by TMN would be provided under the Meo brand and that TMN had changed its corporate name to MEO—Serviços de Comunicações e Multimédia, S.A. This change is part of our convergence strategy and builds on our 2013 launch of M4O, the first quadruple-play service available in Portugal.

        In addition, given the convergence in the enterprise sector, we will do business in this market under the brand PT Empresas, which aggregates the services previously provided by PT Negócios and PT Prime.

Consent Solicitation

        In connection with our proposed Business Combination with Oi, on February 7, 2014, we undertook consent solicitations to holders of our €400 million 6.25% Notes due 2016, or the Portugal Telecom Retail Notes; our €750 million 4.125% Exchangeable Bonds due 2014, or the Exchangeable Bonds; and certain notes issued by our wholly owned subsidiary, PT International Finance B.V., or PTIF, under our Euro Medium-Term Note Programme, or the PTIF Notes, to consider and approve certain proposals and other amendments to the trust deeds and terms and conditions of such notes and bonds.

        The consent solicitation period expired on February 26, 2014, and the holders of the Exchangeable Bonds and the PTIF Notes approved the proposals at meetings held on March 3, 2014. With respect to the Portugal Telecom Retail Notes, no quorum was established for a meeting on March 3, 2014, and the consent solicitation period was extended and the meeting adjourned and rescheduled for March 18, 2014. At the March 18, 2014 meeting, the holders of the Portugal Telecom Retail Notes also approved the proposals.

        On March 19, 2014, (1) Portugal Telecom, Oi and the trustee under Portugal Telecom's Euro Medium-Term Note Programme entered into a supplemental deed relating to the Portugal Telecom Retail Notes, (2) PTIF, Portugal Telecom, PT Comunicações, S.A., or PT Comunicações, Oi and the trustee under the principal trust deed governing the Exchangeable Bonds amended and restated that principal trust deed and (3) PTIF, Portugal Telecom, PT Comunicações, Oi and the trustee under our Euro Medium Term Note Programme amended and restated the principal trust deed governing the PTIF Notes. The amendments included the following:

  •
  except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom, as keep well provider, from all of its obligations under the applicable keep well agreement and the release and discharge of PT Comunicações as keep well provider, from all of its obligations under its keep well agreement;

  •
  in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal as issuer and principal obligor;

  •
  the addition of an unconditional and irrevocable guarantee from Oi;

  •
  the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination;

  •
  in the case of the Exchangeable Bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the Capital Increase up to (but excluding) the date of the completion of the proposed Business Combination, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed Business Combination, a cash amount with reference to the ordinary shares of TmarPart (each calculated in accordance with the modified terms and conditions of such Exchangeable Bonds) in place of receiving ordinary shares of Portugal Telecom; and

  •
  make certain other modifications to the terms and conditions as set forth in the relevant amended deeds and related agreements.

        The waivers described in the fourth bullet above became effective for each series upon approval of the holders of the notes or bonds of that series at the applicable meeting, and the amendments will become effective upon completion of the Capital Increase.

        On February 19, 2014, the Board of Directors of Oi approved the granting of an unconditional and irrevocable guarantee for the benefit of holders of debt instruments of Portugal Telecom, which will become effective upon the completion of the Capital Increase.

Amendments to Credit Facilities

        We, PT Comunicações, PTIF and Oi have entered and expect to enter into amendments and waivers to certain credit facilities in connection with the Business Combination. Pursuant to those amendment agreements, the agreed modifications will become effective upon completion of the Capital Increase. The waivers will become effective upon their signature.

        Portugal Telecom, PT Comunicações, PTIF and Oi entered into agreements:

  •
  on March 25, 2014 under which the Term Loan Agreement, dated June 29, 2010, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, KfW IPEX-Bank GMBH, as agent, and the lenders from time to time party thereto, or the Term Loan; and

  •
  on April 3, 2014 under which the Term and Revolving Credit Facilities Agreement, dated March 23, 2011, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Banc of America Securities Limited, as agent, and the lenders from time to time party thereto, or the Revolving Credit Facility, were amended to (1) the substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of each of the Revolving Credit Facility and the Term Loan and modify certain definitions, covenants and events of default in each of the Revolving Credit Facility and the Term Loan to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of each of the Revolving Credit Facility and the Term Loan from Oi, (3) waive any and all of the defaults and events of default under each of the Revolving Credit Facility and the Term Loan that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination and (4) modify the maintenance covenants and the definitions related thereto in each of the Revolving Credit Facility and the Term Loan to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. Under these agreements, the substitution of the borrower, the guarantee of Oi and the modifications to the maintenance covenants and the definitions related thereto will become effective upon the completion of the Capital Increase.

        Portugal Telecom, PT Comunicações, PTIF and Oi have engaged in negotiations with the lenders and agents under each of:

  •
  the Export Credit Facility Agreement, dated May 3, 2011, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Export Credit Facility; and

  •
  the Tranche B Export Credit Facility Agreement, dated May 18, 2013, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Tranche B Export Credit Facility, and, as a result of such negotiations, Portugal Telecom, PT Comunicações, PTIF and Oi expect to enter into agreements under which such facilities will be amended to (1) substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of each of the Export Credit Facility and the Tranche B Export Credit Facility and modify certain definitions, covenants and events of default in each of the Export Credit Facility and the Tranche B Export Credit Facility to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of each of the Export Credit Facility and the Tranche B Export Credit Facility from Oi and (3) modify the maintenance covenants and the definitions related thereto in each of the Export Credit Facility and the Tranche B Export Credit Facility to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart.

        On March 20, 2014, the agent under each of the Export Credit Facility and the Tranche B Export Credit Facility entered into a waiver letter pursuant to which the agent waived any and all of the defaults and events of default under each of the Export Credit Facility and the Tranche B Export Credit Facility that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination, which waiver will remain binding until June 30, 2014.

Proposed Business Combination with Oi and TmarPart—Capital Increase and Other Steps

        On February 20, 2014 we announced that definitive documents were signed that govern the steps necessary to implement the transaction that will culminate in the Business Combination.

        On March 27, 2014, the shareholders of Portugal Telecom approved the participation of Portugal Telecom in the Capital Increase through the contribution of its operating assets and related liabilities, with the exception of the shares of Oi, Contax Participações S.A. and Bratel B.V. On March 27, 2014, the PT Assets Valuation Report relating to the Capital Increase was approved by the shareholders of Oi.

        On April 28, 2014, the pricing of the Capital Increase occurred, and the final settlement is expected to occur on May 5, 2014. For more information about the final terms of the Capital Increase, including the common shares and preferred shares of Oi to be issued to Portugal Telecom, see "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Steps of the Business Combination—Implementation of the Capital Increase."

        Immediately after giving effect to the transfer to Oi of all of the shares of PT Portugal in exchange for the common and preferred shares of Oi to be issued to Portugal Telecom in the Capital Increase, which is expected to occur on May 5, 2014, our assets are expected to consist solely of (1) our interests in Oi, Contax Participações and our subsidiary Bratel B.V. and (2) cash and cash equivalents held by us and Bratel B.V. (including cash and cash equivalents that may be used to subscribe for the debentures described under "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Steps of the Business Combination—Recapitalization of TmarPart").

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

  •
  Enterprise services, including Corporate and SME/SoHo services, which provide our corporate and medium and small business customers with data and business solutions, as well as IT/IS and business process outsourcing (BPO) services, previously reported under the wireline and mobile segments:

  •
  Corporate services, which targets large companies and provides data, internet, video and voice communications, services, fixed-mobile convergence solutions and selected information technology services, network managing and outsourcing; and

  •
  SME/SoHo services, which targets (1) small and medium enterprises, or SMEs, providing vertical data and business solutions that are similar to our corporate services and (2) small office/home office, or SoHo, customers and provides cost-effective data and business solutions for those working in small businesses or at home.

  •
  Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

        The following table sets forth the operating revenues of each of our major customer categories with our Telecommunications in Portugal segment for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Residential services	682.3	711.7	721.1
Personal services	768.4	688.1	655.2
Enterprise services	982.1	896.0	790.8
Wholesale, other and eliminations	459.2	404.7	392.5

Total consolidated operating revenues	2,892.0	2,700.5	2,559.6

        For information about the effects of seasonality on our business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

        The following table sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated for our Portuguese telecommunications segment:

	As of December 31,
	2011	2012	2013
Fixed retail accesses (thousands):
PSTN/ISDN(1)	2,648	2,604	2,549
Broadband customers	1,105	1,225	1,294
Pay-TV customers	1,042	1,223	1,315

Total fixed retail accesses	4,795	5,052	5,158

Mobile customers (thousands):
Postpaid	2,378	2,469	2,925
Prepaid	5,066	5,129	4,971

Total mobile customers	7,444	7,598	7,896

Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(48)	(43)	(55)
Broadband customers	104	119	69
Pay-TV customers	212	181	91

Total fixed retail accesses	268	257	105

Mobile customers:
Postpaid	87	91	456
Prepaid	(63)	63	(158)

Total mobile customers	24	154	298

Other data:
Data as percentage of mobile service revenues	27.7	32.6	36.5

(1)
The public switched telephone network, or PSTN, is the traditional telephone system that runs through copper lines. The integrated digital services network, or ISDN, is the digital telecommunications network that allows simultaneous voice and data transmission over an access line.

Residential Customers

        Our residential customer category provides fixed line telephone and broadband services, Pay-TV services (IPTV over ADSL and fiber and DTH satellite TV) services and internet access services to residential customers. The table below sets forth the total number of retail lines (or accesses), net additions and other information as of the dates indicated.

	As of December 31,
	2011	2012	2013
Fixed retail accesses (thousands):
PSTN/ISDN	1,674	1,692	1,665
Broadband customers	911	1,015	1,049
Pay-TV customers	972	1,135	1,179

Total fixed retail accesses	3,557	3,841	3,892

Net additions (thousands):
PSTN/ISDN	1	18	(27)
Broadband customers	102	104	34
Pay-TV customers	198	162	44

Total net additions	300	284	51

Other data:
Unique customers	1,881	1,881	1,842
Retail RGU per PSTN/ISDN line	2.12	2.27	2.34
ARPU (EUR)	30.8	31.6	31.7
Retail traffic (millions of minutes)	2,848	2,935	2,748
Non-voice revenues as percentage of revenues	58.5	63.4	66.0

        In 2013, residential retail accesses or retail revenue generating units, or RGUs, increased 1.3% compared to 2012, reaching 3,892 thousand, with Pay-TV and broadband accesses already accounting for 57.2% of total residential retail accesses as of December 31, 2013. Retail net additions reached 51 thousand, primarily as a result of growth of our Meo Pay-TV service, which accounted for 44 thousand net additions, bringing the total Pay-TV residential customers to 1,179 thousand, an increase of 3.8% from 2012. The fixed residential broadband customer base grew 3.3% from the previous year to 1,049 thousand customers with 34 thousand net additions due to continued growth in triple-play customers. Pay-TV and fixed broadband customers grew in spite of the continuing backdrop of a difficult economic environment and the already high penetration of Pay-TV. Residential fixed voice customers using PSTN/ISDN lines accounted for 27 thousand net losses, decreasing 1.6% to 1,665 thousand customers since 2012, continuing long-term trends among these customers as customers switch to mobile and/or bundled offers.

        As a result of these factors, residential ARPU increased 0.3% to €31.7 in 2013 from 2012, notwithstanding Portugal's slow economic recovery, which led to some pressure on those services more exposed to the economic environment, such as premium and thematic channels, video-on-demand and other value-added services. Operating revenues in the residential customer category increased by 1.3% in 2013 to €721 million. Primarily as a result of our Meo triple-play service and our M4O quadruple-play service described below, the weight of non-voice services to residential customers was 66.0% in 2013 (a 2.5 percentage point increase compared to 2012), and the weight of flat revenues was 89.1% (a 1.8 percentage point increase compared to 2012).

Pay-TV Services

        Our television strategy is based on a multiplatform concept that aims to provide similar content and user experiences across television, PCs and mobile phones. Launched in 2008, Meo is our TV brand across the various platforms, primarily at home (through IPTV and satellite), through mobile telephones (through Meo Go! Mobile) or through personal computers (through Meo Go!). Meo provides access to a comprehensive content offering, with more than 160 TV channels and thousands of video-on-demand titles. We offer tiered packages of channels, as well as on-demand availability that can be subscribed for, in real time, directly through the TV set. Meo also provides access to advanced features, such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD-compliant, using MPEG4. We were the first operator in Portugal to introduce HDTV and have the most extensive video-on-demand offer in the market. At the end of 2013, Meo had 1,315 thousand customers and a 41.5% market share, according to ANACOM.

        In January 2013, we announced the launch of a quadruple-play offer of converged fixed-mobile services by Meo, which includes TV, internet, fixed telephone and mobile telephone services under the brand M4O. We designed this product after careful study of recent trends in the Portuguese market, which revealed rising consumer preference for quadruple-play services all reflected on the same invoice, a desire to include the entire family in a single plan, and the importance of high-quality connectivity to the internet. M4O offers 120 TV channels, 100 Mbps broadband speed, unlimited calls and two to four mobile SIM cards, including free of charge calls and text messages to all wireline and wireless networks, using our 3G and 4G networks. The launch of M4O enabled us to reach a household penetration of 1.7 million RGUs and to promote customer migration from prepaid to postpaid by approximately 190 thousand.

        Meo continues to innovate and, in the first quarter of 2013, added a new exclusive channel, Correio da Manhã TV, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including Correio da Manhã. These channels are available on several screens, including PCs, smartphones and tablets, through the Meo GO! service. Meo's content offering also includes thousands of video-on-demand titles and includes interactivity based on anchor programs (e.g., Idols, Secret Story, Biggest Loser). With respect to content, we continue to focus on the intensification of partnerships with content providers, on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aimed at further adapting the content cost structure to the current environment and thereby generating savings in content costs.

        Meo also offers advanced interactive applications accessed through the remote control and covering multiple categories, such as (1) News, including a personalized newscast app, developed in partnership with RTP, the state-owned free-to-air channel, and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines, (2) Sports, including a soccer app, a surf app and specific sports channel applications, such as the BenficaTV app and the SportTV app, (3) Music, including MusicBox, a multiscreen music streaming service, Meo Radios, a radio streaming app, and Meo Karaoke, an application that offers Meo customers the ability to subscribe and sing from a wide catalog of local and international hits, (4) Kids, including a comprehensive children's portal where kids can access video-on-demand content, music clips, karaoke, games and tailored educational content, (5) Convenience, including apps for weather, traffic and pharmacies and (6) Personal content, including an online photo storage app. In 2012, Meo launched eight new apps of this type, including Sapo Voucher, the first interactive TV app allowing financial transactions and interactions with TV advertisements.

        In line with our strategy for content differentiation through interactivity that Meo has been pursuing since its launch, we initiated two new "red button" interactive applications in the third quarter of 2013, linked to two popular TV programs in Portugal: (1) "X Factor," developed in partnership with SIC, and (2) "I love it", a youth TV series, developed in partnership with TVI. Leveraging the fourth edition of "Secret Story," a reality show on TVI, Meo launched an exclusive Secret Story channel in late September 2013, airing live 24 hours a day from the Secret Story house, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive content.

        In January 2013, Meo also launched Gravações Automáticas, a recording feature that allows customers to record programs and access those recordings up to seven days after the programs were broadcast. We have also developed new and innovative interactive solutions, such as MEO Energy, a service for monitoring home energy consumption, which includes rate recommendations based on one's actual consumption profile and suggestions on how to lower a consumer's energy bill.

        Meo marketing campaigns continue to draw attention in the Portuguese Pay-TV market. In the third quarter of 2013, Meo aired a new campaign, Mundo Meo, to strengthen its market position as an innovative brand. This campaign describes Meo's key differentiating features: (1) Meo Kanal, an application that allows users to produce, edit and share multimedia user content on television with other Meo customers; (2) Meo Karaoke; (3) PVR-experience; (4) interactive apps, and (5) Meo Music (formerly Music Box), a music streaming service. Following our continuous investment in the Meo brand, in September 2013, Meo was awarded by Meios e Publicidade, an independent Portuguese specialized magazine, as the brand of the year.

  Fixed Line Services

        We had approximately 3,892 thousand fixed retail accesses in service as of December 31, 2013, excluding external supplementary lines, direct extensions and active multiple numbers. Within retail accesses, we report:

  •
  traffic-generating lines held by subscribing customers;

  •
  carrier pre-selection lines, which are lines of competitors for which those customers have elected to use our services;

  •
  fixed broadband retail lines; and

  •
  Internet Protocol Television, or IPTV, FTTH and DTH customers using our Meo Pay-TV services.

        We cover 1.6 million homes in Portugal with our FTTH network. Our network, which is developed in urban areas, is a strategic investment to improve our competitiveness among residential customers, where we can offer distinctive Pay-TV and bundled offers.

        Over the last decade, total traffic on our fixed line network has decreased, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up internet users to Asymmetric Digital Subscriber Lines, or ADSL. In fact, the number of active mobile cards (the mobile equivalent of main lines) exceeds the number of fixed line main lines in Portugal. We have responded to this trend by encouraging the use of our fixed line network for bundled services, including triple-play packages that include fixed telephone services, broadband internet access and Pay-TV services.

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

  Suppliers

        For our fixed line network and Pay-TV services in 2013, we obtained telephones and equipment for our voice, broadband and Pay-TV services from several suppliers, including Novabase, Alcatel-Lucent and Motorola, and we obtain television content, including premium channels, from several national and international suppliers.

Personal Customers

        We provide telecommunications and mobile data services for a variety of personal devices, including traditional cell phones, smartphones, tablets and laptops through our mobile business. We conduct our mobile business in Portugal through our wholly owned subsidiary MEO. MEO is the leading provider of mobile voice, data and internet services in Portugal in terms of the number of active mobile cards connected to its network, as well as by revenues and margins, based on information from the other operators' releases.

        The following table sets forth the total number of mobile customers, net additions and other information as of the dates indicated.

	As of December 31,
	2011	2012	2013
Mobile customers (thousands):
Postpaid	1,064	1,093	1,533
Prepaid	4,868	4,931	4,797

Total mobile customers	5,932	6,024	6,330

Mobile broadband customers (included in total)	942	947	870
Net additions (thousands):
Postpaid	42	30	440
Prepaid	(73)	62	(133)

Total mobile customers	(31)	92	306

Mobile broadband customers (included in total)	49	5	(77)
Other data:
MOU(1) (minutes)	89	93	98
ARPU (Euro)	9.7	8.7	7.6
Customer	8.7	8.0	7.1
Interconnection	1.0	0.7	0.5
SARC(2) (Euro)	27.8	27.9	24.6
Data as percentage of service revenues	30.9	33.2	35.8

(1)
Minutes of Usage, or MOU, represents the monthly average of outgoing traffic in minutes divided by the average number of users in the period.

(2)
Subscriber Acquisition and Retention Cost, or SARC, equals the sum of 70% of marketing and publicity costs plus commissions plus subsidies, divided by gross additions plus upgrades.

        In 2013, total mobile customers, including voice and broadband customers, increased 5.1% compared to 2012. In 2013, total mobile customers registered 306 thousand net additions due to MEO's performance in the postpaid market, with 440 thousand net additions in 2013 more than offsetting the 133 thousand net decrease in the prepaid market. This increase was a result of the strong performance of M4O, and a portion of the decrease in the prepaid market was due to migration to postpaid service after the launch of M4O. Flat-fee tariff plans represented 31.1% of total mobile customers in 2013, an increase of 8.2 percentage points compared to 2012. We received approximately 180 thousand portability requests from customers of our competitors in 2013, which we believe were driven primarily by our M4O offering.

        In 2013, although the number of mobile customers increased, customer revenues in the personal market decreased 6.6% to €524 million from 2012. The decline in customer revenues reflected lower and volatile recharges as a result of difficult economic conditions, price competition and migration to lower tariff plans. Aggressive pricing measures both in voice and wireless broadband continued to place pressure on retail tariffs and customer ARPUs. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of the high popularity of fixed broadband. Interconnection revenues decreased 27.1% to €35 million, contributing to a total service revenues decline of 8.2% in 2013. Mobile termination rates remained low at €1.27 as of December 31, 2013. In 2013, ARPUs in the personal market decreased 12.5% to €7.57 and customer ARPUs decreased 10.9% to €7.10, as compared to 2012. Non-voice revenues in service revenues increased to 35.8% in 2013, reflecting the solid performance of internetnotelemóvel.

  Mobile Network

        We provide mobile telephone services using the GSM, UMTS, and LTE technologies (2G, 3G and 4G, respectively). Within our GSM offering, we provide services in the 900 MHz and 1800 MHz band spectrums. GSM, UMTS and LTE are European and worldwide standards using digital technology.

        In March 2012, ANACOM formally allocated to MEO rights to the following spectrum for 15 years following a multiband auction for the provision of electronic communications services based on LTE technology:

  •
  2 × 10 MHz in the 800 MHz band for a final price of €90.0 million;

  •
  2 × 14 MHz in the 1800 MHz band for a final price of €11.0 million; and

  •
  2 × 20 MHz in the 2.6 GHz band for a final price of €12.0 million.

        MEO chose to pay these amounts in installments, as set forth in the auction regulation, which provided for an initial payment of two-thirds of the price, with the last third being distributed along a five-year period, covered by a bank guarantee valid for five years. This guarantee is released partially, on an annual basis, according to the payments made by MEO.

        These rights are reflected in a license that includes and supersedes the previous GSM and UMTS licenses issued by ANACOM. The license imposes certain requirements on MEO, including the following:

  •
  Mobile network obligations for 800 MHz: MEO must enter into agreements with Mobile Virtual Network Operators and national roaming agreements with operators with rights of use on frequencies greater than 1 GHz.

  •
  Coverage obligations for 800 MHz: For each lot of 2 × 5 MHz in the 800 MHz band, MEO must cover a maximum of 80 municipal areas out of 480 municipal areas without adequate broadband coverage.

        A summary of the material provisions of the license is filed as Exhibit 4.4 to this annual report. For more information about our licenses, see "—Regulation—Portugal—Our Concession and Existing Licenses and Authorizations—MEO's Mobile Service License."

        We paid spectrum fees in 2013, 2012 and 2011 of €14 million, €15 million and €17 million, respectively, for the use of our 900 MHz and 1800 MHz GSM network and our UMTS network. These spectrum fees are recorded as an operating expense in our consolidated financial statements.

        In addition, through roaming agreements, our subscribers can make and receive mobile calls throughout Europe and in many other countries around the world. Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using the networks of other operators abroad. As of the end of 2013, we had entered into GSM roaming agreements with a total of 631 operators (in 231 countries) and 312 UMTS roaming agreements (in 139 countries).

  Personal Services

        Our products and services include:

  •
  a variety of voice and data tariff plans, both prepaid and postpaid, designed to integrate unlimited voice and data plans targeted at high-value postpaid customers and, in the prepaid market, to discourage migration to low-value tariff plans by offering additional voice and data services;

  •
  a portfolio of approximately 50 smartphones, including exclusive handsets, with the capability to use an array of value-added and convergent services (mobile TV, music on demand, navigation app, social network aggregator, cloud storage, etc.); and

  •
  mobile broadband offers of up to 150Mbps speed, using 4G technology and offering free access to our national Wi-Fi network.

        We were the first operator in the world to offer prepaid services, and our prepaid and discount products remain popular. As of December 31, 2013, approximately 75.8% of our subscribers were using prepaid products.

        We launched a 4G offering was launched in 2012, and we continuously invest in new services. Our 4G offering currently allows:

  •
  speeds of up to 150Mbps,

  •
  access to live TV channels through Meo Go!, a service that allows access to live TV channels on PCs, tablets and smartphones,

  •
  a music streaming service through Meo Music, a multiplatform music streaming service, providing access to a catalog of millions of music tracks, which recently underwent a platform upgrade,

  •
  Multi-SIM, for sharing of traffic among various devices, including PCs, through wireless dongles, tablets and smartphones and

  •
  Meo Drive, a navigation app available in iOS and Android Marketplaces.

        At launch in March 2012, our 4G service was available to 20% of the Portuguese population and was expanded to 93% of the population by the end of 2013. We market our 4G mobile broadband services through MEO's 4G and Meo 4G brands. These offerings range in speed from 50Mbps to 150Mbps, with monthly retail prices starting €34.99 (with discounts for early subscribers under a month loyalty program) and include Meo Music for free. MEO 4G or Meo 4G customers that are also Meo customers have free access to more than 60 live TV channels through the Meo Go service.

        In January 2013, following the launch of the M4O quadruple-play offering, MEO repositioned its voice and data tariff plans. In the postpaid category, unlimited plans now have four different price points, or sizes: (1) the unlimited S, for €15.9 per month, offers 600 MB of mobile internet (internetnotelemóvel), unlimited Wi-Fi access plus 100 minutes or SMS on all other networks; (2) the unlimited M, for €29.90 per month, offers 1GB of mobile internet, unlimited Wi-Fi access plus unlimited voice and SMS, and 120 minutes or SMS on all other networks; (3) the unlimited L, for €39.90 per month, offers 1GB of mobile internet and unlimited Wi-Fi plus unlimited voice and SMS on all other networks; and (4) the unlimited XL, for €69.90 per month, offers 5GB of mobile internet and unlimited Wi-Fi access plus all net unlimited voice and SMS. All of these plans include the Meo Music, which is otherwise priced at €4.99 or €6.99 per month, depending on whether it is an existing MEO customer.

        In the prepaid market, MEO extended the all-day version of the "e nunca mais acaba" tariff plan to include unlimited all-day voice and SMS for MEO and fixed networks, while being able to apply, monthly, the equivalent of €20.00 toward voice minutes and SMS on other mobile networks. This tariff plan also includes unlimited in-network video calls and can be configured with a 500 MB mobile internet option for €25.00 per month. MEO also extended the Moche offering, for customers younger than 25 years of age, to include 1GB of mobile internet in the case of the monthly fee, and if the customer recharges the card with at least €11.00. The Moche tariff plans also include SMS options with respect to other networks. These changes in MEO's tariff structure were in response to price movements in the market and were aimed at maintaining MEO's competitive position in the market.

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

  Suppliers

        We do not manufacture handsets, but we have agreements with a number of manufacturers to sell handsets in Portugal, including Nokia, Samsung, ZTE, Huawei, Apple, Sony, LG and RIM.

  Marketing

        In 2012, we divided the marketing strategy for our personal segment into two key brands. We expect to use Meo, the primary and pre-existing brand, a leader in mobile telecommunications in Portugal, to serve the broader market and focuses on the growth of our postpaid base through dedicated tariff plans and attractive pricing policies in smartphones. We developed Moche, our new youth brand, to encourage a broad-based use of mobile internet. Moche employs a different business model and is supported by a new brand positioning and values and is tailored to the target youth demographic. We market personal services through more than 3,179 points of sale, including our sales force, retail shops, supermarket chains and independent dealers.

        On January 27, 2014, we announced that all services rendered by TMN would be provided under the Meo brand and that TMN had changed its corporate name to MEO—Serviços de Comunicações e Multimédia, S.A. This change is part of our convergence strategy and builds on our 2013 launch of M4O.

        We also have a low-cost brand, Uzo that targets low-cost subscribers and uses our GSM network. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo's products and services are offered through the internet, Uzo's call centers (which are separate from MEO's call centers) and independent news stands and shops located throughout Portugal.

Enterprise Customers

        We provide enterprise services to corporate, SMEs and SoHo customers that need diversified telecommunications solutions and integration with IT services. We have developed a full range of telecommunications services for businesses, and we integrate these services to provide our customers with service packages. By combining our communications capabilities with our software-based integrated systems and applications, we offer integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. We aim to grow our revenue base beyond connectivity and legacy services by seeking ICT opportunities, including cloud, outsourcing and BPO, using our platform of advanced solutions for companies and data center investments to meet demand for high bandwidth services and virtualization. We believe we are the primary service provider in Portugal capable of offering customers a full range of integrated and customized services.

        The table below sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates indicated.

	As of December 31,
	2011	2012	2013
Fixed retail accesses (thousands):
PSTN/ISDN	826	725	701
Broadband customers	193	207	242
Pay-TV customers	68	86	134

Total fixed retail accesses	1,087	1,019	1.077

Mobile customers (thousands)	1,445	1,514	1.516
Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(46)	(101)	(24)
Broadband customers	2	15	35
Pay-TV customers	14	18	47

Total fixed retail accesses	(30)	(68)	59

Mobile customers	56	69	2
Other data:
Retail RGU per access	1.32	1.41	1.54
ARPU (EUR)	25.8	23.8	21.3
Non-voice revenues as percentage of revenues	46.4	50.3	54.4

        In 2013, operating revenues in the enterprise category decreased by 11.7% to €791 million compared to 2012. The revenue performance in the enterprise category has continued to be affected by current economic conditions, including (1) the government agencies' strong cost-cutting initiatives and significant reductions in investments in new projects, (2) cost-reduction initiatives by large corporations, particularly in banking, other financial services and pharmaceuticals and (3) competitive dynamics that are affecting the pricing environment, especially in mobile services. Notwithstanding this economic backdrop, we remained a leader among both large corporations and SMEs, anchored by our distinctive products and services in both markets. In 2013, non-voice services represented 54.4% of enterprise retail revenues, which increased by 4.1 percentage points as compared to 2012.

        In 2013, fixed retail customers of the enterprise category numbered 1,077 thousand, representing an increase of 59 thousand as compared to 2012. This performance included 24 thousand net fixed line disconnections, which resulted from (1) the migration of large corporations from classic PSTN/ISDN services to VoIP services, which require fewer lines per customer, (2) the level of insolvencies in the SME market and (3) fixed-to-mobile migration. Broadband and Pay-TV net additions increased as a result of upselling additional services to SMEs.

        In 2013, competitive pressure led to an even more significant price declines than in the past, which were most visible in mobile voice. Notwithstanding the competitive backdrop and adverse economic conditions, fixed revenues from small and medium size businesses increased for the second consecutive quarter in the fourth quarter of 2013, partially offsetting the decline in our mobile revenues. We have developed several key initiatives in the fourth quarter of 2013, such as the reinforcement of our IT/IS/Cloud strategy, with initial partnerships and contracts established with key customers and the simplification of our offer and streamlining of sales processes for VoIP solutions and unified communications. We will also seek to leverage our new Data Center described below to support a differentiated cloud computing offering for companies in close cooperation with industry partners.

  Services

        Our enterprise services include:

  •
  Network and voice services, which include fixed voice services, fixed and mobile convergence services, broadband data, Ethernet services, digital leased lines and VSAT services, business high band fiber-based internet, VPN accesses and applications, and global services for multinational customers.

  •
  IT services, which include data center services (such as housing and hosting), cloud-based solutions (primarily public and private virtual servers, remote backup and storage, hosted e-mail and web hosting), security managed services based on a Security Operations Center, business continuity services and disaster recovery, IT infrastructure outsourcing and IT and security consultancy.

  •
  Business solutions and applications, which include unified communications, IP Centrex and voice servers, digital signage—Corporate TV, messaging and interaction solutions, business video communications and telepresence solutions, machine-to-machine managed connectivity and vertical end-to-end solutions, business process outsourcing (BPO), vertical solutions for special business market customer categories (health care, the public sector), special bundling services for small and medium-size enterprises, using the "Office Box" brand name, and outsourcing.

        We provide these services to our enterprise customers using a three-tiered approach: (1) Residential+ customers, with an offering based on the convergence of voice and broadband services, (2) Connected+ customers, served mainly with multi-employee connectivity services, including mobility solutions for traveling employees, and simple software solutions and (3) Integrated+ customers, served with a full range of telecommunications and technological services, such as unified communications, outsourcing of ICT services, application integration, machine-to-machine and specific IT/IS solutions, BPO and IT consultancy.

        The provision of services to our corporate customers is guided by the following strategic objectives: (1) maximize value from traditional telecommunications services by upselling additional services, including fixed-mobile convergence on FTTH, VPN, LAN management and video services, (2) IT transformation accelerated by cloud computing, where we aim to build upon partnerships with key suppliers to enable business process transformation and cost reductions to our corporate customers, with a special focus on "system on a chip," or SOC, based security solutions, (3) capture mobile data growth through 4G-based solutions and new machine-to-machine projects, (4) use specialization to achieve gains from scale, including by focusing on outsourcing and BPO to improve productivity and (5) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and other convergent services.

        As part of our enterprise services, we provide a broad offer of integrated and vertical solutions. We continue to market our Office-box product for SMEs, which allows integrated solutions with one bill and on a pay-per-employee basis bundling voice and data communication needs: (1) connectivity: mobile and fixed voice and broadband, (2) devices: PCs, phones and mobile phones, routers and switches and (3) mobility: cloud solutions including customized domains, e-mail accounts, hosting sites and optional software. We provide vertical solutions through our Office-box product which includes tailored software systems for health clinics, restaurants, hotels, including access to an online marketing and booking system and a full suite of hotel-management software. For large corporations, we provide (1) integrated solutions, bundling customized connectivity and IT needs coupled with dedicated account managers, and (2) a unified communications integrated offering without requiring capital expenditures on a pay-per-employee basis, including a flat voice rate, customer equipment and a full set of collaboration functionalities. Our secure cloud offering provides a broad portfolio of services, including (1) web services, such as webhosting, instant website, database hosting and e-mail relay, (2) security services, comprising e-mail security, remote backup, video surveillance and clean pipes, and (3) IT resources, including remote desktop, public and private servers, SAP HANA and virtual drives. We have developed this end-to-end offering with strategic partnerships that enable us to leverage our technological skills and integration capacity in key markets in Portugal, Brazil and Africa.

        The IT and business process outsourcing for corporate customers leverages PT SI, a wholly-owned subsidiary of PT Portugal, which provides an integrated ICT service and IT/IS outsourcing capabilities, and PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A., or PT PRO, a wholly owned subsidiary of PT Portugal, which allows the provision of BPO and shared services. See "—Shared Services Companies."

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

        We offer services in partnership with leading operators and service providers such as Telefónica, British Telecom and Orange. We use systems and networks in partnership with Nokia Solutions and Networks Portugal, Alcatel-Lucent, Ericsson, Huawei, Cisco Systems, Nortel Networks, Critical Software, Microsoft and SAP, among others.

        In 2012, we pursued partnerships with Microsoft and SAP, and in 2013 with Ericsson towards developing, implementing and continuously launching new services in our cloud computing offer, SmartCloudPT, which is intended to help companies adopt more efficient business models by reducing costs related to information technology.

  Data Centers and Systems Integration Services

        On September, 23, 2013, we opened a new data center in Covilhã, Portugal. Our data center network now consists of seven data centers located in Lisbon, Oporto, the Azores, Madeira and Covilhã. The opening of the data center in Covilhã, a large, efficient and sustainable facility, is the culmination of five years of transforming our cultural, technological and business model. The center provides the base infrastructure for offering solutions that will serve the needs of national and international individuals and businesses, and we believe it marks a milestone in our transformation into a global operator. Against the backdrop of exponential growth in global data usage, we believe the Covilhã data center provides us with the technological means to respond to what customers want: coverage, speed, reliability and security.

        The opening of the data center in Covilhã also represents a boost for Portuguese technology and growth of cloud solutions in Portugal. We entered into a partnership with the University of Beira—Interior, and we are committed to attracting start-ups and technology companies into the region in order to build an ecosystem of technological development that will turn our data center initiatives into an engine for business growth.

        The Covilhã data center occupies a total area of 75,500 square meters and increases the total IT room space from 14,000 square meters to 26,000 square meters, the number of servers from 6,000 to 56,000, capacity storage from 3 Pbytes to 33 Pbytes. This data center is connected to our backbone network (100 Gbps), enabling the export of data storage capacity and technological services abroad. From a sustainability and energy efficiency point of view, the data center saves 144 thousand tons of CO2 and 40% in energy consumption, while using environmentally responsible cooling (free cooling) systems for 99% of the year and solar energy.

  Components of Revenue

        Our revenues from enterprise services include:

  •
  traffic charges for voice and data services;

  •
  outsourcing or management services and fees for business process outsourcing (BPO); and

  •
  consultancy fees.

Wholesale and Other Services

        In addition to the services we provide in our primary customer categories of residential services, personal services and enterprise services, we provide wholesale services and generate a small amount of revenue from other activities, such as the production and distribution of telephone directories. We report revenues from these services and products, together with eliminations in consolidation for transactions among our residential, personal and enterprise customers, as "Wholesale, other and eliminations" in our consolidated financial statements.

  Wholesale Services

        Wholesale services provided €453.0 million, €472.7 million and €466.5 million to our wireline operating revenues in 2013, 2012 and 2011, respectively. Our wholesale services consist of:

  •
  domestic and international interconnection telephone services that we provide to other telecommunications operators in Portugal;

  •
  provision of carrier pre-selection and number portability;

  •
  leasing of domestic and international lines to other telecommunications services providers and operators;

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

        Interconnection Traffic.    Interconnection traffic comprised about 40% of our wholesale business in terms of revenues in 2013. The service providers who purchase interconnection services include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by our network. Providing interconnection services means allowing third parties to connect their networks to our network, and vice versa. We have interconnection rates primarily for call termination, call origination, transits and international interconnection.

        Interconnection Prices.    Domestic interconnection revenue per minute for calls terminated on our network decreased around 72% as of October 2013, from €0,0040 to €0,0011. International interconnection revenue per minute for wholesale operators' outgoing traffic decreased by 18% in nominal terms in 2013 compared to 2012 and decreased by 8% in 2012 compared with 2011. In accordance with EU and Portuguese regulations, our national interconnection prices are cost-oriented, applying a pure Bottom Up Long-Run Average Incremental Cost, or BU-LRIC, cost model for call termination.

        Leased Lines.    We lease lines to other telecommunications providers for fixed, mobile and data communications services, including our own subsidiaries and competitors. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points. We offer both national terminating segments and trunk segments at the wholesale level. We also lease international circuits to national and international operators to allow them to complete their circuits (often circuits that pass through Portugal linking other countries), and we sell segments of international circuits to international operators. The three current mobile telephone operators in Portugal, which include our subsidiary MEO, Vodafone Portugal and ZON Optimus, are among our wireline business's largest leased line customers.

  Telephone Directories

        We subcontract to Páginas Amarelas for the publication and distribution of telephone directories throughout Portugal in return for an annual payment of approximately 78% of its gross revenues from the sale of advertising space. Our revenues from our directories business amounted to €25.2 million, €34.7 million and €45.9 million in 2013, 2012 and 2011, respectively. We completed the disposal of our 25% interest in Páginas Amarelas to a third party in January 2014.

  Digital Terrestrial Television Services

        In 2008, pursuant to the European Commission's proposal to cease analog transmissions in all member states by 2012, ANACOM launched a public tender to grant the rights of use of frequencies allocated to the transmission of digital terrestrial television, or DTT, signals. Following a public tender launched by ANACOM in 2008, our subsidiary PT Comunicações was granted the frequency usage rights for DTT associated with the transmission of the signal for free-to-air television programs (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." In 2009, the Portuguese media regulatory authority (Entidade Reguladora para a Comunicação Social, or ERC) notified us of its final decision to grant us a license to act as a TV distribution operator. Although ANACOM has revoked the rights of use of the frequencies which are necessary to use this license, the license remains valid.

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

Announced Business Combination

        In 2011, we entered into a strategic partnership with Oi, Brazil's largest telecommunications group, and we hold a significant interest in Oi. Under the governance arrangements of Oi reflected in a series of shareholder agreements described below, we have a significant role in determining, among other things, the operational strategy of Oi.

        On October 1, 2013, we entered into a Memorandum of Understanding with Oi, AG Telecom, LF Tel, PASA, EDSP75, Bratel Brasil and, together with AG Telecom, LF Tel, PASA, EDSP75 and TmarPart, the Oi Holding Companies, Avistar, SGPS, S.A., or Avistar, a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A., or BES, and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A., or Nivalis, with respect to the proposed Business Combination of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart. We and Oi announced the Business Combination on October 2, 2013. Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the interests in the companies that hold all of (i) our operating assets except interests held directly or indirectly in Oi, Contax Participações and Bratel B.V. and (ii) our liabilities at the time of contribution and a wholly owned subsidiary of TmarPart, and we are expected to merge with and into TmarPart with TmarPart as the surviving company. See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart."

Overview

        Oi is one of the principal integrated telecommunications services providers in Brazil, based on information available from ANATEL regarding the total number of Oi's fixed lines in service and mobile subscribers as of December 31, 2013, and one of the principal telecommunications services providers offering "quadruple-play" services in Brazil. Oi offers a range of integrated telecommunications services including fixed line and mobile telecommunications services, network usage (interconnection), data transmission services (including broadband access services), Pay TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other services for residential customers, small, medium and large companies, and governmental agencies.

        Oi's concessions and authorizations from the Brazilian government allow it to provide:

  •
  fixed line telecommunications services in Region I and Region II;

  •
  long-distance telecommunications services throughout Brazil;

  •
  mobile telecommunications services in Region I, Region II and Region III;

  •
  data transmission services throughout Brazil; and

  •
  direct-to-home (DTH) satellite television services throughout Brazil.

        In addition, Oi has authorizations to provide fixed line local telecommunications services in Region III.

        Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country's total land area and accounted for 40.3% of Brazil's GDP in 2011. The population of Region I was 105.3 million as of 2011, which represented 54.7% of the total population of Brazil as of that date. In 2011, per capita income in Region I was approximately R$15,869, varying from R$7,883 in the State of Piauí to R$28,969 in the State of Rio de Janeiro.

        Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country's total land area and accounted for approximately 27.1% of Brazil's GDP in 2011. The population of Region II was 45.5 million as of 2011, which represented 23.7% of the total population of Brazil as of that date. In 2011, per capita income in Region II was approximately R$22,668, varying from R$11,782 in the State of Acre to R$63,020 in the Federal District.

        Region III consists of the State of São Paulo. Region III covers an area of approximately 248,000 square kilometers, which represents approximately 2.9% of the country's total land area and accounted for approximately 32.6% of Brazil's GDP in 2011. The population of Region III was 41.6 million as of 2011, which represented 21.6% of the total population of Brazil as of that date. In 2011, per capita income in Region III was approximately R$32,449.

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

  •
  Other services, which include:

  •
  Pay-TV services, including cable and DTH television services;

  •
  ISP services;

  •
  operation of an iG internet portal (which Oi agreed to sell in 2012); and

  •
  a mobile phone payment system and call center.

        Before the corporate reorganization of Oi described below, the Oi companies included TmarPart, its subsidiaries Tele Norte Leste Participações S.A., or TNL, which merged with and into Oi as part of the corporate reorganization; Telemar; Coari Participações S.A. or Coari, which merged with and into Oi as part of the corporate reorganization; and Oi. Following the corporate reorganization of Oi, the term "Oi Group" refers to TmarPart, Oi and Telemar. We provide additional background on the structure of our investment in Oi below under "—Strategic Partnership with Oi."

        The following table sets forth the net operating revenues of the Oi Group for the years ended December 31, 2011, 2012 and 2013. For periods prior to the Corporate Reorganization of the Oi Group described below under "—Strategic Partnership with Oi—Reorganization of the Oi Group," the net operating revenues below correspond to the net operating revenues of TNL, which fully consolidated the net operating revenues of Brasil Telecom prior to the Corporate Reorganization. In the Corporate Reorganization, TNL merged into Brasil Telecom, and Brasil Telecom was renamed Oi. The net operating revenues in the table below reflect 100% of the consolidated net operating revenues of TNL or Oi, as applicable.

	Year Ended December 31,
Oi Group (100%)	2011	2012	2013
	(Reais Millions)
Residential services	10,501	9,974	10,303
Personal services:
Service revenues:
Billing services (voice and data/value-added)	5,757	6,276	6,609
Network usage (interconnection)	2,398	2,337	2,147
Sales of handsets, SIM cards and other revenues	36	489	535

	8,191	9,102	9,290

Enterprise services	8,470	8,510	8,455
Other services	746	556	375

Total consolidated net operating revenues	27,907	28,142	28,422

        For information about the effects of seasonality on Oi's business, see "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures—Seasonality."

        The following table sets forth information regarding the revenue generating units, ARPU and certain other information for Oi for the periods presented:

	2012	2013
Residential services:
RGU (thousands)(1):
Fixed lines	12,610	12,091
Fixed broadband	4,975	5,336
Pay-TV	604	909

Total RGU	18,189	18,336

ARPU (R$ in three months ended December 31)	65.8	70.7
Personal services:
RGU (thousands):
Postpaid	6,085	6,662
Prepaid	39,483	40,676

Total RGU	45,568	47,337

ARPU (R$ in three months ended December 31)	22.2	20.5
Enterprise services:
RGU (thousands):
Fixed lines	5,371	5,222
Broadband	581	623
Mobile	2,830	2,698

Total RGU	8,782	8,542

Other:	726	657

Total RGU (thousands)	73,265	74,873

(1)
RGUs are individual subscribers of Oi's services.

(2)
ARPU is the monthly average service revenues per average number of users in the period.

Residential Services

        Oi's primary services to the residential market are fixed line voice services, data transmission services from fixed line devices, Pay-TV services. Oi offers these services on an à la carte basis and as bundles, including bundles with other services that include mobile voice services and mobile data communications services.

  Fixed Line Voice Services

        As of December 31, 2013, Oi had approximately 9.3 million local fixed line customers in Region I and approximately 5.4 million local fixed line customers in Region II. Local fixed line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

        Under Oi's concession agreements, it is required to offer two local fixed line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2013, 17. 4% of Oi's fixed line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

        In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, Oi offers a variety of alternative fixed line plans that are designed to meet its customers' usage profiles. As of December 31, 2013, 82.6% of Oi's fixed line customers subscribed to alternative plans, including its bundled plans.

        Oi offers a variety of voice only plans, including:

  •
  Oi's unlimited plans, such as its "Oi Fixo Ilimitado" plan, which permits a subscriber to make unlimited local calls from a fixed line device to fixed line customers of any carrier and local calls to Oi's mobile customers at the rates established for calls to fixed lines. Subscribers to Oi Fixo Ilimitado plan have the option of upgrading this plan for an additional monthly fee to permit unlimited long-distance calls to fixed line customers of any carrier using Oi's carrier selection codes.

  •
  Oi's controlled plans, such as its "Oi Fixo a Vontade" plan, which permits a subscriber to make unlimited local calls from a fixed line device to fixed line customers of any carrier and purchase a minutes for long-distance calls and calls to mobile devices.

  •
  Oi's "Orelhão Gratis" plan, which it introduced in Rio de Janeiro State in November 2012 and which, in addition to the features of Oi Fixo Ilimitado, permits a subscriber to make unlimited local calls from a public telephone to Oi's fixed line customers.

        Oi also owns and operates public telephones throughout Region I and Region II. As of December 31, 2013, Oi had approximately 655,400 public telephones in service, all of which are operated by prepaid cards.

        Oi continually monitors market trends and the usage profile of its customer to assist to design new plans and promotions in order to retain its existing customers and attract new customers to its fixed line voice services.

  Broadband Services

        Oi provides high-speed internet access services using ADSL technology, which it refers to as broadband services, to residential customers in the primary cities in Region I and Region II under the brand name "Oi Velox." As of December 31, 2013, Oi offered broadband services in 2,800 municipalities in Region I and 1,800 municipalities in Region II. As of December 31, 2013, Oi had 5.3 million residential ADSL customers in Regions I and II.

        Oi offers ADSL services through ADSL modems installed using its customers' conventional lines, which permit customers to use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

        Oi offers broadband subscriptions to customers that do not subscribe to its bundled services plans, at speeds ranging from 300 kilobytes per second, or kbps, to 15 Mbps. To attract customers to this service, Oi offers new subscribers complementary anti-virus software and backup services. Oi offers a free wireless router with subscriptions at speeds of 5 Mbps or more. Oi offers bundles of voice and broadband services to its fixed line subscribers at rates that are lower than the combined rate for separate comparable voice and broadband subscriptions. Oi is engaged in capital expenditure programs to upgrade its broadband speeds that it is able to offer and periodically offers promotions designed to encourage its existing broadband customers to migrate to plans offering higher speeds and to attract new customers to its broadband services.

  Pay-TV Services

        Oi offers Pay-TV services under its "Oi TV" brand. Oi delivers Pay-TV services throughout Region I and Region II using its DTH satellite network and in Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais using a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, Oi began to deliver Oi TV through its fiber optic network using an Internet Protocol TV, or IP TV, in Rio de Janeiro and Belo Horizonte, respectively. Oi plans to gradually expand its IP TV service to other cities. Oi is engaged in capital expenditure programs to expand its FTTH, network to permit it to offer IP TV to a broader range of potential subscribers. As of December 31, 2013, Oi had approximately 806,020 subscribers to its DTH Pay-TV services in Regions I and II and approximately 22,828 subscribers to its cable network in the State of Minas Gerais and approximately 1,719 subscribers to its IP TV Pay-TV services.

        Oi offers two subscription packages for its "Oi TV" services, one through IP TV, which includes more than 150 channels of content, including 45 high definition channels, and the other through its DTH satellite network, which includes more than 100 channels of content, including 35 high definition channels. Oi's Oi TV Mais HD package was launched in July 2012 and includes 132 channels, including 18 high-definition, or HD, channels. Oi's Oi TV Mega HD package was launched in May 2012 and includes 155 channels, of which 25 are HD channels. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/MAX and Telecine. Although these packages are available for à la carte purchase, Oi promotes these packages and approximately 65% of its subscribers for these packages purchase these packages as part of a bundle with its Oi Velox service or as part of its Oi Conta Total plan.

  Bundled Services

        In addition to its combined internet and voice services, Oi offers its Oi Conta Total plan and its Oi Conta Total Smartphone plans, which provide fixed line voice services, fixed line devices broadband services and mobile voice services. Subscribers to these plans have the option to subscribe to Oi's Oi TV service.

        Oi's Oi Conta Total plan permits subscribers to make unlimited local calls to any of its fixed line or mobile customers and includes an allowance of minutes selected by the customer for use to make long-distance calls and local calls to customers of other service providers. Subscribers also elect the speed of their fixed line broadband service, which is available under this plan at speeds ranging from 2 Mbps to 15 Mbps. Subscribers to this plan are entitled to access Oi's Wi-Fi hotspots and subscribers who elect speeds of 5 Mbps or greater are provided with a complimentary wireless router. Subscribers can elect add-on features for this plan, including mobile data plans, unlimited text messages to subscribers of any provider and unlimited long-distance calls to Oi's fixed line or mobile customers.

        Oi also offers its "Oi Conta Total Smartphone" plan which has the same structure as its Oi Conta Total plan, with the addition of its Oi Smartphone data plan and unlimited text messages. Oi provides a smartphone, mini-modem or tablet at a subsidized price and access to its network of Wi-Fi hotspots to its Oi Conta Total Smartphone subscribers.

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

Personal Services

        Oi's personal services are comprised of postpaid and prepaid mobile voice services and postpaid and prepaid mobile data communications services. As of December 31, 2013, Oi had an aggregate of approximately 50.2 million subscribers for its mobile services, including subscribers to its bundled plans. As of December 31, 2013, 83.3% of Oi's mobile voice customers subscribed to prepaid plans and 16.7% subscribed to postpaid plans.

  Postpaid Voice Services

        Postpaid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Postpaid plans include voice mail, caller ID, conference calling, call forwarding, calls on hold and special services.

        Oi's "Oi Conta" plans permit a subscriber to make unlimited local calls to its fixed line and mobile subscribers and includes an allowance of minutes selected by the customer for use to make calls to customers of other service providers. In addition, customers can choose one of three add-ons: text messages to customers of other providers, long distance calls to Oi's fixed-line and mobile subscribers, and rollover minutes. Customers can share the plan with users of as many as five separate mobile devices by paying a monthly fee per line. Subscribers can buy unlimited add-on features for this plan, including mobile data plans, unlimited text messages to subscribers of any provider and unlimited long-distance calls to Oi's fixed line or mobile customers.

        Oi also offers its "Oi Smartphone" plan which (1) permits a subscriber to make unlimited local calls to its fixed line and mobile subscribers and includes an allowance of minutes selected by the customer for use to make calls to customers of other service providers, and (2) permits unlimited access to its 3G network, its network of Wi-Fi hotspots and unlimited text messaging. Oi offers smartphones at subsidized prices to new subscribers to its Oi Smartphone plan. Oi's customers can also include as many as five separate mobile devices in the plan by paying a monthly fee per line. Subscribers can buy add-on features for this plan, including unlimited long-distance calls to Oi's fixed line or mobile customers.

        Oi also offers hybrid plans under the brand name "Oi Controle" for customers who wish to combine the cost savings of Oi's post-paid plans with the self-imposed limits of Oi's pre-paid plans. Oi Controle subscribers are permitted to make unlimited local and long-distance calls to Oi's mobile and fixed-line subscribers and purchase credits that can be used for text messaging, internet access and calls to customers of other providers. Credits can be bought through point of sale machines in retail stores, ATMs or mobile applications such as "Minha Oi" and "Recarga Oi."

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

        Oi regularly launches various packages and promotions designed to incentivize the purchase and use of credits by its prepaid customers. In September 2013, Oi launched the "Oi Galera" plan, a voice, data, SMS text messaging, music and Wi-Fi internet plan aimed at young consumers whose values, perceptions and consumption patterns are linked to online connectivity and data sharing. To promote the plan and attract new customers, Oi conducted several field campaigns where it distributed or sold SIM cards and encouraged customers who enrolled in the plan to use a Facebook application to invite their friends to join. The "Oi Galera" plan is being offered for R$0.99 per day of use. During the launch phase of this plan, "Oi Galera" SIM cards are not available for sale in stores.

        In October 2013, Oi launched a new pre-paid promotion called "Tudo Por Dia." This promotion is part of Oi's strategy of simplification and service convergence. Tudo Por Dia subscribers pay R$0.10 for the first call of the day and are allotted a certain number of minutes that vary according to region for local and long-distance calls to Oi's mobile and fixed-line customers. This promotion also offers subscribers 530 text messages and 5 MB of data for R$0.50 per day for each service. A subscription to this promotion has minimum recharge requirements and a monthly promotion maintenance fee.

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

  Mobile Internet Services

        Oi offers postpaid and prepaid mobile data communication services to customers that seek to access the internet through its 3G network, using mobile devices, including smartphones or tablets and laptop computers with the aid of a mini-modem. As with its postpaid voice plans, Oi's postpaid mobile internet customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Oi also offers internet access for a daily fee to customers who do not subscribe to a monthly plan.

        Oi offers a variety of postpaid plans that provide data allowances from 100 MB to 5 GB for smartphones and from 300 MB to 10 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps (3G networks) or 5 Mbps (4G networks). In addition to data traffic, Oi's postpaid mobile internet plans for use with mobile devices include allowances for text messages. Oi's postpaid mobile internet plans for smartphones are available to its Oi Conta customers. Oi's postpaid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis or through voice and data bundles, such as "Oi Conectado" and "Oi Smartphone." Oi may also offer mini-modems and tablets at subsidized prices to new subscribers to its postpaid mobile data communication services based on the size of the data package purchased. Subscribers to Oi's access to its postpaid mobile internet plans for tablets and laptop computers also receive free access to its network of Wi-Fi hotspots. In addition to these postpaid plans, subscribers can purchase anti-virus software and backup data storage services.

        Oi offers two prepaid mobile internet services: through mobile devices and through the purchase and installation of a SIM card in a mini-modem or tablet. Oi's prepaid customers are able to add credits to their accounts through the purchase of prepaid credits at prices that vary based on the data allowance purchased (from 5 MB to 500 MB) and duration (daily, weekly and monthly).

  Mobile Long-Distance

        Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) and 21 (Rio de Janeiro)), which Oi refers to as the subscriber's home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area is classified as a mobile long-distance call.

        Oi provides mobile long-distance services originating from Region I and Region II through network facilities and through interconnection agreements with Telefônica Brasil in Region III and each of the other principal mobile services providers operating in Brazil that permit it to interconnect directly with their local fixed line and mobile networks. Oi provides international long-distance services originating or terminating on its customer's mobile handsets through agreements to interconnect its network with those of the main telecommunications services providers worldwide.

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

  Merger of TNL PCS into Oi Mobile

        On February 1, 2014, TNL PCS S.A. merged into Oi Mobile. As a result of this merger, OiMobile became Oi's sole mobile telephony, mobile data and Pay-TV provider, operating nationwide in Brazil.

  Sale of Communications Towers

        On March 31, 2014, Oi sold all of its equity interests in a subsidiary that owns 2,007 mobile telecommunications towers to SBA Torres Brasil, Ltda. for R$1,525 million. Oi has entered into long-term lease agreements with SBA Torres Brasil, Ltda. that permits it to continue to use space on these communications towers for its mobile services business.

Enterprise Services

        In the enterprise services market, Oi serves Small and Medium Enterprises, or SMEs, and large enterprises, or corporate customers. Oi markets a variety of services to SMEs, including its core fixed line and mobile services, and its higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. Oi also markets these services to corporate customers, combining these service offerings with information technology services.

  Services for SMEs

        Oi offers SMEs services similar to those offered to its residential and personal customers, including fixed line and mobile voice services, and fixed line and mobile broadband serves. Oi has also recently launched FTTH plans for SMEs. In addition, Oi offers SMEs:

  •
  digital trunk services, which optimize and increase the speed of the customer's telephone system;

  •
  advanced voice services, primarily 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services;

  •
  dedicated Line Services (Serviços de Linhas Dedicadas, or SLD), under which Oi leases dedicated digital and analog lines to customers for use in private networks; and

  •
  value-added services, such as help desk support that provides assistance for technical support issues, web services with hosting, e-mail tools and website builder and security applications.

        Oi offers a variety of mobile plans to SMEs, including its "Oi Equipe Flat" plan for groups of employees, its "Oi Empresa Especial" plan for individual users in an SME and its "Oi Controle" plan which, similar to its residential fixed line plan, is designed to permit an SME to control mobile minutes usage. In general, Oi's sales team works with an SME customer to determine their telecommunications needs and negotiates a package of services and pricing structure that is tailored to the needs of that SME. Oi also offers multi-product packages including fixed-line, broadband and mobile service bundles designed for the SME segment.

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

  •
  IP services which consist of dedicated private lines which Oi provides to most of the leading ISPs in Brazil, as well as Virtual Private Network, or VPN, services that enable its customers to operate private intranet and extranet networks; and

  •
  frame relay services that Oi provides to its corporate customers to allow them to transmit data using protocols based on direct use of its transmission lines, enabling the creation of VPNs.

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

        During the third quarter of 2013, Oi partnered with us to offer four major new service groups through "Oi SmartCloud." These new service groups are:

  •
  collaborative solutions, a hosting and sharing platform that provides employees with access to company documents;

  •
  business applications, an in-memory computing platform for large amounts of data;

  •
  mobility, a one-stop solution for mobile device management; and

  •
  security, a centralized, anti-spam filtering solution for corporate email.

        The new solutions will operate through Oi's six cyber data centers and our recently-opened data center in Covilhã, Portugal, which is one of the largest data centers in the world.

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

  Network Usage (Interconnection) Charges

        All telecommunications service providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed line, mobile or long-distance service provider's network to be terminated on the local fixed line or mobile services network of the other provider.

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

  Transportation

        Oi provides Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada, or EILD) services under which it leases trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers.

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

Marketing

        In 2013, Oi incurred R$556.5 million in marketing expenses, primarily to:

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

        Throughout 2013, Oi focused its marketing efforts on three types of customers: (1) retail customers, including mobile telephone and residential fixed line customers, (2) SMEs and (3) corporate customers.

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

  Residential Customers

        Oi's distribution channels for residential customers are focused on sales of fixed line services, including voice, Oi Velox and Oi TV, and postpaid mobile services. As part of the restructuring of Oi's distribution channels, it has begun to provide more extensive training to its employees and the employees of third-party sales agents and has revised its commission structures to incentivize sales of plans and services that generate higher average revenue per user. As of December 31, 2013, the principal distribution channels that Oi used for sales to residential customers were:

  •
  Oi's own network of stores, which it began opening in 2011. As of December 31, 2013, Oi had opened 189 Oi branded stores and expects to open additional Oi branded stores during 2014.

  •
  approximately 500 Oi franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

  •
  approximately 350 stores located throughout Oi's service area that primarily sell telecommunications products and services and have entered into exclusivity agreements with Oi.

  •
  Oi's telemarketing sales channel, which is operated by its call center and other third-party agents and consists of approximately 1,100 sales representatives that answer more than 1.0 million calls per month. This channel provides Oi with the ability to proactively reach new customers, thereby increasing its client base and revenues, and also receives calls prompted by Oi's offers made in numerous types of media.

  •
  Oi's "teleagents" channel, which consists of approximately 600 local sales agents that operate in specific regions and complement Oi's telemarketers.

  •
  door-to-door sales calls made by Oi's sales force of approximately 500 salespeople and by exclusive agents with approximately 3,400 salespeople trained to sell its services throughout Brazil in places where customers generally are not reachable by telemarketing.

  •
  Oi's e-commerce sites through which customers may purchase a variety of its services.

  Personal Customers

        Oi's distribution channels for personal customers are focused on sales of mobile services to postpaid customers and prepaid customers, including mobile broadband customers. As part of the restructuring of Oi's distribution channels, its distribution channels for Oi's postpaid personal services have converged with its distribution channels for residential services. As of December 31, 2013, the principal distribution channels that Oi used for sales of its prepaid personal services were:

  •
  approximately 9,100 stores that are part of large national chains that sell its SIM cards and prepaid mobile cards.

  •
  approximately 40 multi-brand distributors that distribute its SIM cards and prepaid mobile cards to approximately 184,000 pharmacies, supermarkets, newsstands and similar outlets.

  •
  its website, through which Oi's prepaid customers may recharge their SIM cards.

  Enterprise Customers

        Oi has established separate distribution channels to serve SMEs and large corporate customers. Oi markets a variety of services to SMEs, including its core fixed line and mobile services, and its higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. As part of the restructuring of its distribution channels, in 2012 Oi opened nine regional offices from which approximately 250 employees supervise its marketing efforts to SMEs and its third-party sales force serving this sector. Oi has also begun to provide more extensive training to its employees and the employees of third-party sales agents. As of December 30, 2013, the principal distribution channels that Oi used to market its services to SMEs were:

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

        Oi markets its entire range of services to enterprise customers through its own direct sales force, which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. As part of the restructuring of its distribution channels, in 2012 Oi redesigned its client service model to increase its focus on post-sale service, regularly discussing service needs and improvements with its customers through calls and meetings with such customers. As of December 31, 2013, Oi's corporate sales team, including post-sale service personnel, was composed of approximately 1,000 employees operating in six regional offices.

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

Local Fixed Line Rates

  Local Rates

        Oi's revenues from local fixed line services consist mainly of monthly subscription charges, charges for local calls and charges for the activation of lines for new subscribers or subscribers that have changed addresses. Monthly subscription charges are based on the plan to which the customer subscribes and whether the customer is a residential, commercial or trunk-line customer. Under its concession agreements, Oi is required to offer two local fixed line plans to users: (1) the Basic Plan per Minute and (2) the Mandatory Alternative Service Plan. Each of these plans includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2013, 17.4%

of Oi's local fixed line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan. The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers' profiles, as defined in the applicable ANATEL regulations.

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

        Under ANATEL regulations, the former TNL PCS S.A. (which has been merged into Oi Mobile) and Oi Mobile were each required to submit a basic postpaid and prepaid service plan to ANATEL for approval. As of December 31, 2013, fewer than 1% of Oi's mobile customers subscribed to its basic postpaid or prepaid plans.

        In addition to the basic service plans, Oi is permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL for prior approval. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2013, substantially all of Oi's postpaid and prepaid customers subscribed to these alternative plans.

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

        In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates that became effective in August 2012. Under the revised regulations (1) between August of 2012 and December of 2013, fixed-line service providers will be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider's local fixed-line networks only if the outgoing traffic in a given direction of transmission is higher than 75% of the total traffic between such providers, and (2) beginning in January 2014, fixed-line service providers will no longer be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider's local fixed-line networks.

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

DTH and IP TV Services Rates

        DTH and IP TV services are deemed to be value-added services under ANATEL regulations, and therefore, the rates and prices for these services are not subject to regulation and are market-driven. Oi offers DTH subscriptions at prices that vary depending on the content of the subscription package. Oi offers basic subscription packages for its Oi TV services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

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

        Oi is required to include in its monthly bills charges incurred by Oi's customers for long-distance services provided by other long-distance service providers upon the request of these providers. Oi has billing agreements with each long-distance telecommunications services provider that interconnects with its networks under which Oi bills its customers for any long-distance calls originated on Oi's network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of Oi's network. On average, payments are due 15 days after the billing date. Oi charges late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2013, 10.3% of all accounts receivable due from Oi's fixed line customers were outstanding for more than 30 days and 5.0% were outstanding for more than 90 days.

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

  Personal Services

        Oi bills its mobile postpaid customers on a monthly basis and itemizes charges in the same manner as it bills its fixed line customers. See "—Residential Services." In addition, the monthly bills also provide details regarding minutes used and roaming charges. On average, payments are due 15 days after the billing date. Oi charges late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2013, 9.4% of all accounts receivable due from Oi's mobile customers were outstanding for more than 30 days and 4.9% were outstanding for more than 90 days.

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

        Voice and data signals that originate through fixed line access points are routed through Multi-service Access Nodes, or MSANs, to Oi's aggregation networks, or are rerouted to Oi's aggregation networks through Digital Subscriber Line Access Multiplexer, or DSLAM, equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. Oi is engaged in a long-term program to update its MSAN equipment to DSLAM equipment as demand for data services increases. As of December 31, 2013, approximately 32.0% of Oi's fixed line network had been updated to support ADSL2+ or VDSL2, and Oi provided ADSL or VDSL2 services in 4,703 municipalities.

        ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. Oi's network supports ADSL2+ and VDSL2, or very-high-bitrate digital subscriber line, technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits Oi to offer a wider range of services than ADSL, including IP TV. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting it to support high bandwidth applications such as HDTV, VoIP and broadband internet access over a single connection.

        Oi is engaged in a long-term program to upgrade portions of its fixed line access networks with optical fiber networks based on gigabit passive optical network, or GPON, technology to support VDSL2 service and facilitate Oi's offering of its Oi TV service. The implementation of this technology permits Oi to provide broadband with speeds up to 100 Mbps to residential customers and up to 1 Gbps to commercial customers.

        For its non-residential customers, Oi has a fully integrated and managed network providing access for networks based on internet protocol, or IP, and Asynchronous Transfer Mode, or ATMode, protocol over legacy copper wire through which it is able to provide:

  •
  symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

  •
  symmetrical access with PPP (Point to Point) for the internet connection services at speeds from 64 kbps to 1.5 Mbps; and

  •
  symmetrical access with PPP (Point to Point) to provide connection services for VPNs through Multiprotocol Label Switching, or MPLS, protocol at speeds from 64 kbps to 1.5 Mbps.

        The following table sets forth selected information about Oi's fixed line networks as of the dates indicated.

	As of December 31,
	2013	2012	2011
Region I:
Installed access lines (in millions)	17.7	17.7	17.8
Access lines in service (in millions)	11.2	11.3	10.6
Public telephones in service (in thousands)	451.6	489.6	504.3
Broadband access lines in service (in millions)	3.7	3.5	2.9
Region II:
Installed access lines (in millions)	10.6	10.6	10.4
Access lines in service (in millions)	6.5	6.5	6.8
Public telephones in service (in thousands)	204.0	237.9	265.0
Broadband access lines in service (in millions)	2.4	2.3	2.1

        Mobile devices access Oi's GSM (Global System for Mobile Communications), or 2G, mobile networks on frequencies of 900 MHz/1800 MHz, 3G, mobile networks on frequencies of 2100 MHz and 4G mobile networks on frequencies of 2500 MHz. Oi's 2G access points uses General Packet Radio Service, or GPRS, which allows speeds in the range of 115 Kbps and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps, to send and receive data signals. Oi's 3G access points uses high speed packet access, or HSPA, which allows speeds in the range of 14.2 Mbps, to send and receive data signals. Oi's 4G access points use 10+10 MHz and 2x2 Multiple Input Multiple Output, which allows speeds in the range of 75 Mbps, to send and receive data signals.

Voice and data signals sent and received through Oi's 2G and 3G access points are routed to its aggregation networks. Oi's mobile networks have a unique data core and are fully integrated with its fixed line data networks.

        As of December 31, 2013, Oi's 2G mobile access networks, consisting of 13,624 active radio base stations, covered 1,504 municipalities in Region I, or 88.2% of the urban population in Region I, 1,288 municipalities in Region II, or 96.1% of the urban population in Region II, and 553 municipalities in Region III, or 99.5% of the urban population in Region III. Oi has GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

        As of December 31, 2013, Oi's 3G mobile access networks, consisting of 8,305 active radio base stations, covered 411 municipalities in Region I, or 70.8% of the urban population in Region I, 291 municipalities in Region II, or 76.2% of the urban population in Region II, and 189 municipalities in Region III, or 87.0% of the urban population in Region III. Oi has HSPA coverage in all state capitals.

        In the fourth quarter of 2012, Oi began deploying its 2.1 GHz mobile access networks to support 4G service in cities scheduled to host the 2014 World Cup. As of December 31, 2013 Oi's 4G access networks covered 24 municipalities, including the 12 cities hosting the 2014 World Cup, and it is expected that they will cover 45 cities by the end of the second quarter of 2014.

        In addition to these mobile access networks, Oi also operates Wi-Fi hotspots in public areas such as coffee shops, airports and shopping centers. Since 2012, Oi has provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2013, Oi's Wi-Fi network consisted of approximately 523,000 hotspots. Oi has also begun to offer broadband access compatible with approximately 521,000 access points provided by Fon Wireless Ltd., or Fon, which allows Oi's customers to access Fon lines worldwide.

        As described above under "—Brazilian Operations (Oi)—Personal Services," on March 31, 2014, Oi sold all of its equity interests in a subsidiary that owns 2,007 mobile telecommunications towers to SBA Torres Brasil, Ltda.

  Aggregation Networks

        Voice and data signals sent through Oi's access network are routed through its aggregation networks to digital switches that connect voice calls and route digital signals to their destinations. Portions of Oi's aggregation network use conventional copper trunk lines to connect its access network to its switches and transportation networks. Oi uses ATMode protocol to permit high speed transmission of these signals. Other portions of Oi's aggregation network use fiber optic cable to connect its access network to its switches and transportation networks using Synchronous Digital Hierarchy, or SDH, protocol. In large metropolitan areas where the density of access point results in increased demand, Oi has deployed Metro Ethernet networks. Oi is currently deploying Metro Ethernet networks in additional cities to serve rising customer demand. Oi's Metro Ethernet networks are fully-integrated management systems and provide:

  •
  ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;

  •
  ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;

  •
  aggregation network services for ADSL2+ and VDSL2 platforms; and

  •
  aggregation network services for GPON platforms; and

  •
  DWDM systems for services above 1 Gbps to prevent overbooking of Oi's Metro Ethernet network.

        Historically, Oi has used ATMode protocol to transport digital signals through its access network from non-residential customers that require dedicated bandwidth to its switching stations. Oi's ATMode networks have a fully-integrated management system and provide:

  •
  frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 2 Mbps;

  •
  ATMode data services supporting access rates from 2 Mbps to 622 Mbps; and

  •
  aggregation network services for ADSL2+ platforms.

        In response to changing customer needs, Oi is converting elements of its network that use ATMode and SDH protocols, that permit it to offer dedicated bandwidth to its customers, to MPLS protocol, which supports IP and permits the creation of VPNs through Oi's Metro Ethernet networks.

        Oi has begun to use MPLS-TP capable devices that have been designed to interface with its existing Metro Ethernet network to increase the bandwidth of its networks to support its 4G network data traffic and replace its legacy SDH networks.

  Transportation Networks

        Oi's long-distance transportation network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex, or DWDM, systems that can operate with up to 80 channels at 10 and 40 Gbps. Oi is currently in the process of quadrupling the capacity of its backbone as a result of the deployment of 40 Gbps optical technology. In 2013, Oi implemented DWDM links of 100 Gbps between Rio de Janeiro, São Paulo, Belo Horizonte and Salvador. Oi's optical cable network is complemented by microwave links that it uses in Region I and Region II. Oi has a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II, other than Macapá (located in the State of Amapá), and is complemented by Oi's satellite system. The optical fiber network is expected to reach Macapá in the first half of 2014. Most of the large urban areas of Region I and Region II are also connected by Oi's fiber optic cable networks. Oi's transmission infrastructure connects these digital switches to four international gateway switches: two in Rio de Janeiro, one in Curitiba and one in Brasília.

        Oi employs automatic traffic protection to improve the reliability of its network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failures.

        Oi operates an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated services and VPN offerings. Oi's internet backbone connects to the public internet via international links that it maintains abroad.

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

  Satellite Network

        Oi has deployed an expanded range of satellite based services to comply with its public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2013, Oi's satellite network covered approximately 5,165 localities in 24 states and the Federal District and provided voice and data services to approximately 6.8 million customers.

        In 2000, Oi began the implementation of the land-based segment of its respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of Oi's satellite network allows it to service its subscribers in any location in Region I and Region II.

        Hispamar Satellite S.A., or Hispamar, a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and Oi operate the Amazonas 1 satellite, which was manufactured by Astrium (EADS Space Company). In December 2002, Oi entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and Oi acquired a minority equity interest in Hispamar. The Amazonas 1 satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The Amazonas 1 satellite provides both C and KU band transponders and on-board switching. The Amazonas 1 satellite is owned by a subsidiary of Hispasat, and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

        In 2009, the Amazonas 2 satellite was launched and this satellite commenced commercial operations in early 2010. The Amazonas 2 satellite was manufactured by Astrium and launched into geostationary orbit of 61 degrees West. This satellite provides both C and KU band transponders and on-board switching, with an expected useful life of 15 years. The Amazonas 2 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder's space segment on this satellite.

        In 2013, the Amazonas 3 satellite was launched to replace all traffic from Amazonas 1 satellite, which had reached the end of its useful life.

        Oi leases transponders from:

  •
  Hispamar with 754 MHz of capacity, in the C band, on the Amazonas 3 satellite and 540 MHz of capacity in the C band on the Amazonas 2 satellite to provide voice and data services through 653 remote switches covering 390 municipalities;

  •
  Hispamar with 98.3 MHz of capacity, in the KU band, on the Amazonas 3 satellite and 576 MHz of capacity in the KU band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities;

  •
  Intelsat Satellite with 122 MHz of capacity, in the C band, on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro;

  •
  SES New Skies with 108 MHz of capacity, in the KU band, on the SES-4 satellite to provide voice and data services;

  •
  Intelsat Satellite with 103 MHz of capacity, in the C band, on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro; and

  •
  SES New Skies with 1.5 GHz of capacity, in the KU-band, on the SES-6 satellite to provide Oi's own head-end DTH services within Brazil.

        In 2005, Oi's predecessor Brasil Telecom and Telemar started to operate gateways satellite platforms operating in the KU band that are comprised of a satellite transport solution with Digital Video Broadcast-Return Channel Satellite, or DVB-RCS, technology, and a next generation network, or NGN, control solution.

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

  Network Maintenance

        Oi's external plant and equipment maintenance, installation and network servicing are performed by some well-known third-party service providers. Oi employs its own team for the maintenance of Oi's internal plant and equipment.

        In January 2012, Oi entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with Oi's external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro. In October 2012, Oi entered into a substantially similar services agreement with Telemont with respect to the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments during the five-year terms of these contracts are expected to be R$6.6 billion.

        Also, in January 2012, Oi entered into a services agreement with Serede Serviços de Rede S/A for installation, operation, and corrective and preventive maintenance in connection with Oi's external plant and associated equipment, public telephones and fiber optic in the State of Rio de Janeiro. The total estimated payments under this contract are R$1.4 billion during the five-year term of this contract.

        In October 2012, Oi entered into a services agreement with A.R.M. Engenharia for installation, operation, and corrective and preventive maintenance in connection with Oi's external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. The total estimated payments under this contract are R$6.3 billion during the five-year term of this contract

        From May 2013 to June 2013, Oi internalized its installation, operations, and corrective and preventive maintenance services in connection with its fixed-line telecommunications services, mobile telecommunications services, data transmission services (including broadband access services), satellite services, buildings, access ways and towers. These services had previously been provided by Nokia Solutions and Alcatel-Lucent.

Proposed Business Combination with Oi and TmarPart

        In this section we describe the proposed Business Combination between our company, Oi and TmarPart, including the reasons for the Business Combination, a description of each of the steps to be taken in the context of such Business Combination and the conditions to which each of the steps of the Business Combination are subject, and structural diagrams of TmarPart and Oi, before and after the Business Combination. We also include a summary of the background and history of our strategic partnership with Oi.

Background

        On October 1, 2013, we entered into a Memorandum of Understanding with Oi, the Oi Holding Companies, Avistar and Nivalis, with respect to a proposed Business Combination of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart. We and Oi announced the Business Combination on October 2, 2013. Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the interests in the companies that hold all of (i) our operating assets except interests held directly or indirectly in Oi, Contax Participações and Bratel B.V. and (ii) our liabilities at the time of contribution and a wholly owned subsidiary of TmarPart, and we are expected to merge with and into TmarPart with TmarPart as the surviving company.

        On February 20, 2014, we announced the execution of definitive documents that govern the steps necessary to implement the Business Combination. See "—Agreements Relating to the Business Combination" below for more information about those agreements.

Reasons for the Business Combination

        We believe that the Business Combination will:

  •
  permit the formation of a single large multinational telecommunications company based in Brazil with more than 100 million customers in seven countries with a total population of approximately 260 million people;

  •
  maintain the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by TmarPart;

  •
  further consolidate the operations of Oi and Portugal Telecom, with the goal of achieving significant economies of scale, maximizing operational synergies, reducing operational risks, optimizing efficient investments and adopting best operational practices;

  •
  strengthen the capital structure of TmarPart, facilitating its access to capital and financial resources:

  •
  consolidate the shareholder bases of TmarPart, Oi and Portugal Telecom as holders of a single class of common shares or ADSs traded on the Novo Mercado segment of the BM&FBOVESPA, the New York Stock Exchange, or the NYSE, and the NYSE Euronext Lisbon;

  •
  diffuse TmarPart's shareholder base, as a result of which no shareholder or group of shareholders will hold a majority interest in TmarPart's capital;

  •
  result in the adoption by TmarPart of the corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

  •
  promote greater liquidity of the TmarPart common shares than currently is available to holders of Oi and Portugal Telecom shareholders.

Steps of the Business Combination

  The Capital Increase, the Merger of Shares and the Merger

        The Business Combination is expected to be accomplished through a series of transactions that are expected to result in Oi's owning the assets comprising Portugal Telecom's operations, other than Portugal Telecom's interests in Oi, Contax Participações and Bratel B.V., Oi's entering into a Brazilian merger of shares with TmarPart and becoming a wholly owned subsidiary of TmarPart, and Portugal Telecom's merging with and into TmarPart, in each case subject to conditions. As a result of the Business Combination, the shareholders of Oi and Portugal Telecom are expected to become shareholders of TmarPart. The three primary transactions are:

  •
  the Capital Increase of Oi in which Oi is expected to issue (1) common and preferred shares for cash to investors, with a priority right of subscription for existing holders in Brazil of common shares and preferred shares of Oi, and (2) common and preferred shares to us in exchange for the transfer by us to Oi of all of the shares of PT Portugal, which is expected to own (a) all of our operating assets, except interests held directly or indirectly in Oi, Contax Participações and our subsidiary Bratel B.V. (which is expected to hold cash and cash equivalents that may be used to subscribe for the debentures described below under "—Recapitalization of TmarPart"), and (b) all of our liabilities at the time of the transfer;

  •
  a merger of shares (incorporação de ações) under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of Oi and TmarPart, all of the Oi shares not owned by TmarPart will be exchanged for TmarPart common shares and Oi will become a wholly-owned subsidiary of TmarPart; and

  •
  a merger (incorporação) under Portuguese and Brazilian law, of us with and into TmarPart, with TmarPart as the surviving company. Pursuant to the proposed merger, each of our issued and then outstanding ordinary shares will be cancelled and the holder thereof will automatically receive TmarPart common shares. As a result of the merger, we will cease to exist.

        TmarPart's common shares are expected to be listed on the Novo Mercado segment of BM&FBOVESPA and the NYSE Euronext Lisbon, and TmarPart's ADSs are expected to be listed on the NYSE Euronext New York Stock Exchange.

  Transfer of Assets and Liabilities to PT Portugal in Preparation for the Capital Increase

        Prior to the consummation of the Capital Increase, Portugal Telecom is undertaking a series of transactions with the purpose of (1) transferring to PT Portugal all of its operating assets, other than the interests it holds directly or indirectly in TmarPart and Oi, and all of its liabilities at the time of the transfer and (2) transferring to Portugal Telecom the direct and indirect interests held through Bratel B.V. in TmarPart, Oi, PASA and EDSP75. In addition, we expect to exchange our interests in CTX and Contax Participações for additional interests in PASA and EDSP. See "—Agreements Relating to the Business Combination—Share Exchange Agreements" below for more information about these transactions.

        In connection with the Capital Increase, Banco Santander (Brasil), S.A. was engaged to prepare a valuation report, or the PT Assets Valuation Report, in order to determine the value of the shares of PT Portugal (and consequently of the assets and liabilities to be transferred to PT Portugal), or the PT Assets. According to the PT Assets Valuation Report, the PT Assets were valued at an amount between €1,623.3 million (R$5,296.4 million) and €1,794.1 million (R$5,853.9 million). For purposes of the subscription in the Capital Increase, the Board of Directors of Oi determined a value for the PT Assets of €1,750 million (R$5,709.9 million), based on the Euro-Real exchange rate on February 20, 2014, the day before the first publication of the notice for the extraordinary general meeting of the shareholders of Oi, in accordance with the subscription agreement signed by Portugal Telecom and Oi.

The PT Assets Valuation Report was approved by the shareholders of Oi at an extraordinary general meeting held on March 27, 2014.

  Implementation of the Capital Increase

        On April 28, 2014, the pricing of the Capital Increase occurred. Oi is expected to issue a total of 2,142,279,524 common shares at a price of R$2.17 per common share and 4,284,559,049 preferred shares at a price of R$2.00 per preferred share, for total gross proceeds of approximately R$13,127.9 million. Of this amount, the PT Assets will represent R$5,709.9 million (€1,750 million), with the Real amount determined using the Euro-Real exchange rate described above, and Portugal Telecom is expected to receive 1,045,803,934 common shares and 1,720,252,731 preferred shares of Oi for the contribution of the PT Assets. The remainder of the Capital Increase is an offering for cash expected to yield gross proceeds to Oi of R$7,508.0 million and net proceeds to Oi of approximately R$7,377.9 million, without giving effect to the underwriters' option to purchase additional shares described below. The number of shares that Portugal Telecom will receive for its contribution of the PT Assets is based on the per share price determined in the bookbuilding process for the cash portion of the offering.
        As a result, immediately following the settlement of the Capital Increase, Portugal Telecom is expected to own, directly and indirectly, 37.4% of Oi's issued and outstanding share capital (including 40.7% of Oi's voting share capital), excluding Portugal Telecom's interest in the shares of Oi owned through TmarPart, AG Telecom and LF Tel. On a fully diluted basis, pro forma for the completion of the other steps of the Business Combination, including the merger of shares and the merger, the shareholders of Portugal Telecom are expected to own, directly and indirectly, a minimum stake of 37.3% of TmarPart's issued and outstanding share capital.

        Caravelas, an investment vehicle managed by Banco BTG Pactual S.A., has subscribed for 171,362,482 common shares and 359,171,518 preferred shares issued by Oi for an amount equal to R$1.09 billion (equivalent to the difference between R$2.0 billion and the amount of subscription orders placed in the offering by TmarPart's current shareholders, excluding Bratel Brasil). Caravela's subscription for Oi's shares is subject to certain conditions precedent.

        The number of shares issued in the cash portion of the Capital Increase could increase if the underwriters exercise their option to purchase up to 287,554,298 additional common shares and/or up to 575,108,597 additional preferred shares during the period of 30 days from and including April 29, 2014, provided that Oi will not issue a number of shares under this option that yields gross proceeds in excess of R$742.0 million.

        For a description of the subscription agreement executed by Portugal Telecom and Oi, see "—Agreements Relating to the Business Combination—Agreement by Portugal Telecom to Subscribe for Shares of Oi."

  Consent Solicitation

        In connection with our proposed Business Combination with Oi, on February 7, 2014, we undertook consent solicitations to holders of our €400 million 6.25% Notes due 2016; our €750 million 4.125% Exchangeable Bonds due 2014; and certain notes issued by our wholly owned subsidiary, PT International Finance B.V., or PTIF, under our Euro Medium-Term Note Programme to consider and approve certain proposals and other amendments to the trust deeds and terms and conditions of such notes and bonds. See "Item 4—Information on the Company—Recent Developments—Consent Solicitation."

  Recapitalization of TmarPart

        In connection with the Business Combination, on February 19, 2014, PTB2 S.A., or PTB2, and Bratel Brasil, both subsidiaries of Portugal Telecom, entered into subscription agreements to purchase convertible debentures to be issued by the AGSA Holding Companies and the Jereissati Telecom Holding Companies for an aggregate amount of R$4,788 million. Each of the AGSA Holding Companies and the Jereissati Telecom Holding Companies are expected to use the proceeds of these debentures to subscribe for convertible debentures of their subsidiaries, including AG Telecom and LF Tel, which will use the proceeds of their debentures to repay all of their outstanding indebtedness and subscribe for convertible debentures of TmarPart, which is expected to use the proceeds of its debentures to repay all of its outstanding indebtedness (excluding indebtedness of its consolidated subsidiaries). Under the subscription agreements for these debentures, settlement of the issuance and sale of these debentures is expected to occur on the date of the settlement of the Capital Increase. For more information about the debenture transactions through which this repayment of indebtedness is expected to occur, see "—Agreements Relating to the Business Combination—Reorganization of TmarPart" and "—Agreements Relating to the Business Combination—Debenture Subscription Agreements and Private Deeds" below.

        AG Telecom and LF Tel are shareholders of TmarPart and Oi and are parties to certain shareholders' agreements with us. See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi."

        As of December 31, 2013, AG Telecom had aggregate outstanding indebtedness in the amount of R$650 million, LF Tel had aggregate outstanding indebtedness in the amount of R$662 million, and TmarPart had aggregate outstanding indebtedness in the amount of R$3,259 million aggregate principal of outstanding debt. See "Item 3—Key Information—Risk Factors—Risks Relating to Our Proposed Business Combination with Oi—The recapitalization of TmarPart will increase its net indebtedness after the completion of the Business Combination as compared to the sum of the net indebtedness of Portugal Telecom and Oi."

  Corporate Reorganization of TmarPart

        On the date of the shareholders' meetings of TmarPart, AG Telecom, LF Tel, the AGSA Holding Companies, the Jereissati Telecom Holding Companies, Bratel Brasil and PTB2 that will consider the steps of the corporate reorganization of TmarPart described below and the merger of shares, the convertible debentures issued by TmarPart, AG Telecom, LF Tel, Andrade Gutierrez and Jereissati Telecom are expected to be converted into shares of the issuers of these debentures.

        Immediately after the conversion of these debentures, TmarPart, AG Telecom, LF Tel, the AGSA Holding Companies, the Jereissati Telecom Holding Companies, Bratel Brasil and PTB2 are expected to carry out corporate reorganizations to simplify their organizational structure. We refer to these transactions as the "TmarPart Reorganization."

        We expect that the TmarPart Reorganization will consist of the following transactions:

  •
  the merger of AG Telecom with and into PASA, the merger of LF Tel with and into EDSP75, and mergers of PASA and EDSP75 with and into Bratel Brasil;

  •
  a partial split-off of shares from TmarPart, with the split-off shares, representing 99.9% of Bratel Brasil's shares of TmarPart, to merge into Bratel Brasil;

  •
  a partial split-off of shares from Bratel Brasil and the merger of the split-off shares, representing the remainder of Bratel Brasil shares of TmarPart, into Marnaz Participações S.A., a wholly-owned subsidiary of Portugal Telecom, or Marnaz;

  •
  the merger of Bratel Brasil with and into Oi; and

  •
  the mergers of Marnaz, Venus, Sayed and PTB2 with and into TmarPart.

  Corporate Governance Matters of TmarPart

        Prior to the merger of shares of Oi by TmarPart, and conditioned upon the merger of shares, a general meeting of shareholders of TmarPart will be held to consider amendments to its Bylaws to conform to the rules of the Novo Mercado segment of the BM&FBOVESPA, to approve a new name for TmarPart and to elect new members of the Board of Directors, Executive Board and the Fiscal Council of this company.

        Zeinal Bava, Chief Executive Officer of Portugal Telecom from 2008 to 2013 and the current Chief Executive Officer of Oi and PT Portugal, will head TmarPart and its subsidiaries as its Chief Executive Officer.

  Merger of Shares

        In the merger of Oi's shares, each common share issued by Oi will be replaced by one new common share issued by TmarPart, and each preferred share issued by Oi will be replaced by 0.9211 new common share issued by TmarPart. The exchange ratios were established based on the market quotations of Oi's shares during the 30-day period prior to the announcement of the Business Combination, assuming that TmarPart will not have relevant assets or liabilities (or that it will have sufficient cash and cash equivalents to fully repay its liabilities), and the capital of TmarPart will reflect the number of shares issued by Oi and held directly or indirectly by TmarPart immediately prior to the merger of Oi's shares.

  Consideration to be Received in the Merger

        Based on the value assigned to the PT Assets above, it is expected that in exchange for each Portugal Telecom share held, shareholders will receive a number of shares of TmarPart corresponding to the amount in Reais equivalent to €1.9979 (applying the Euro/Real conversion rate on February 20, 2014, the day preceding the date of first publication of the notice of the extraordinary general shareholders' meeting of Oi), issued at the same price per share as in the Capital Increase, to which will be added 0.6330 shares of TmarPart.

        In addition, on August 14, 2013, we announced a shareholder remuneration policy for 2013 consisting of a dividend of €0.10 per share, subject to the necessary shareholder approvals during our 2014 Annual Shareholders' Meeting and other factors considered relevant by the Board of Directors at the time. On April 30, 2014, our Annual Shareholders' Meeting approved the dividend payment for the fiscal year 2013, corresponding to an aggregate amount of €89.7 million, or €0.10 per ordinary share.

        The payment of this dividend is not expected to be conditioned upon the completion of the Business Combination.

  Voting Cap in the Event the Merger Does Not Occur

        If the Capital Increase is completed but the merger and the Business Combination are not completed because the conditions to the merger are not satisfied, then Portugal Telecom's operating assets, except for interests in Oi, Contax Participações and Bratel B.V., and its liabilities at the time of transfer, would be held by Oi, and Portugal Telecom's only asset after the completion of the merger of shares would be a minority interest in TmarPart. In addition, in this event, pursuant to agreements executed by the parties to the Business Combination, Portugal Telecom would be limited to exercising 7.5% of the voting rights of TmarPart after the merger of shares, regardless of the percentage interest in TmarPart that Portugal Telecom holds. Portugal Telecom's interest in TmarPart would also continue to be subject to the voting and transfer restrictions contained in the existing shareholders' agreements, as amended, relating to TmarPart.

Conditions to the Business Combination

        The steps of the Business Combination described above are subject to certain conditions described below.

  The Capital Increase

        As described above, we have subscribed for common shares and preferred shares of Oi in the Capital Increase in exchange for the transfer by Portugal Telecom to Oi of all of the shares of PT Portugal, which will hold the assets and liabilities described above under "—Steps of the Business Combination."

        Our subscription to the Capital Increase of Oi was subject to a number of conditions, including, without limitation, the following:

  •
  the approval of the PT Assets Valuation Report by the common shareholders of Oi, which was obtained on March 27, 2014;

  •
  the minimum total amount to be subscribed in cash by investors must be at least equivalent to R$7.0 billion, which condition was satisfied on April 28, 2014;

  •
  certain current shareholders of TmarPart, and BTG Pactual S.A., directly or through an investment vehicle managed and administered through Banco BTG Pactual S.A., must participate in the offering by placing subscription orders in the aggregate amount of R$2.0 billion, which occurred on April 28, 2014;

  •
  the authorization, or a decision of non-opposition by, ANATEL, which was obtained on March 27, 2014;

  •
  the approval of the Portuguese Competition Authority, which was obtained on March 19, 2014; and

  •
  the receipt of prior approvals of creditors and third parties, as well as the consent and waiver of our creditors for the execution of the Business Combination, which have been obtained as described under "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Amendments to Debt Instruments in Connection with the Business Combination."

        Oi's obligation to issue shares to us in the Capital Increase is also subject to certain of the conditions set forth above and certain other conditions. In addition, the sale by Oi of common and preferred shares for cash to investors in the Capital Increase is subject to customary conditions applicable to an offering of shares in a capital markets transaction.

        For more information about the subscription agreement executed by Portugal Telecom and Oi, see "—Agreements Relating to the Business Combination—Agreement by Portugal Telecom to Subscribe for Shares of Oi."

  The Merger of Shares

        The boards of directors of each of TmarPart and Oi will have to approve a merger of shares in which, subject to the approvals of the holders of voting shares of TmarPart and Oi, all of the outstanding Oi shares not owned by TmarPart will be exchanged for TmarPart common shares and Oi will become a wholly-owned subsidiary of TmarPart.

        The merger of shares must be approved at separate extraordinary general meetings of the shareholders of Oi and TmarPart. There are no conditions to the completion of the merger of shares other than:

  •
  the approval of the merger of shares by (a) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders' meeting, and (b) the affirmative vote of holders representing a majority of the total number of issued Oi common shares;

  •
  the approval of the merger of shares by ANATEL, which was obtained on March 27, 2014; and

  •
  that the relevant registration statement has been declared effective by the SEC.

  The Merger

        The merger will be subject to the approval of our board of directors and TmarPart's board of directors in which, subject to the approvals of our shareholders and TmarPart's shareholders, we will merge with and into TmarPart, with TmarPart as the surviving company. As a result of the merger, we will cease to exist.

        The merger must be approved at separate extraordinary general meetings of our shareholders and TmarPart's shareholders. There are no conditions to the completion of the merger other than:

  •
  the approval of the merger by (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders' meeting, and (2) the affirmative vote of holders representing two-thirds of the total number of outstanding Portugal Telecom ordinary shares and "A" shares present or represented at a duly convened extraordinary general shareholders' meeting with a quorum of one-third on first call;

  •
  the approval of the merger of shares by the shareholders of TmarPart and Oi entitled to vote with respect to the merger of shares;

  •
  the approval of the merger of shares and the merger by ANATEL, which was obtained on March 27, 2014;

  •
  the approval of the merger by the Portuguese Competition Authority, which was obtained on March 19, 2014; and

  •
  that the relevant registration statement has been declared effective by the SEC.

Agreements Relating to the Business Combination

        On February 19, 2014, the parties to the Business Combination executed a number of agreements to implement the Business Combination. Certain provisions of those agreements are described below. Copies of the agreements described in this subsection are filed as Exhibits 4.14 through 4.33 to this annual report.

Share Exchange Agreements

        On February 19, 2014, Bratel Brasil executed separate share exchange agreements with Andrade Gutierrez and Jereissati Telecom, with respect to PASA and EDSP75, respectively, and, as intervening parties, Jereissati Telecom and Andrade Gutierrez, respectively, and PASA, AG Telecom, EDSP75, LF Tel and FASS, in order to undertake partial spin-offs of the shares of CTX (and, indirectly, Contax) held by them, to be held by newly formed entities, or CTX Holdcos.

        Subject to the satisfaction of certain conditions precedent, including the completion of the spin-offs of the shares of CTX to be held by the CTX Holdcos and the completion of the Capital Increase (including the contribution of the PT Assets), Bratel Brasil, and Andrade Gutierrez and Jereissati Telecom, agreed to exchange all shares of the CTX Holdcos' stock capital held by Bratel Brasil, as well as 50% (fifty percent) of the shares of CTX and Contax stock capital held by Bratel Brasil, for common shares of PASA and EDSP75 held by Andrade Gutierrez and Jereissati Telecom, respectively.

        If all conditions precedent are not satisfied by October 1, 2014, the parties are not obligated to proceed with the exchange of shares described above and will have the right to rescind the share exchange agreements.

Reorganization of TmarPart

        In connection with, and following, the spin-off of the shares of CTX (and, indirectly, Contax) and the completion of the share exchanges, the parties to the Business Combination will undertake a number of steps to implement the TmarPart Reorganization.

        The TmarPart Reorganization is conditioned upon (1) the effective completion of the Capital Increase, (2) the settlement of the AG Telecom, LF Tel and TmarPart indebtedness, (3) the merger of shares and (4) the merger.

Amendments to Shareholders' Agreements

        As part of the TmarPart Reorganization described above, the Global Shareholders' Agreement (described in "—Strategic Partnership with Oi—Global Shareholders' Agreement," below), the Control Group Shareholders' Agreement (described in "—Strategic Partnership with Oi—Control Group Shareholders' Agreement," below), the PASA Shareholders' Agreement and the EDSP75 Shareholders' Agreement (both described in "—Strategic Partnership with Oi—PASA Participações S.A. and EDSP75 Participações S.A. Shareholders' Agreements," below) were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agree to exercise their voting rights to approve each step of the Business Combination, including the steps described under "—Reorganization of TmarPart" above.

        The amendments to the shareholders' agreements further provide that, if the Capital Increase occurs and any of the subsequent steps of the Business Combination, including the merger of shares and the TmarPart Reorganization, does not occur by December 31, 2014, the shareholders will use their best efforts to implement the TmarPart Reorganization and the reorganization of Oi to achieve the same goals intended with the Business Combination, although without the obligation to implement the TmarPart Reorganization, the merger of shares and the merger.

        In case the Business Combination is not completed by December 31, 2014, (1) any of the shareholders parties to the PASA Shareholders' Agreement and the EDSP75 Shareholders' Agreement may send a notification of non-occurrence of the TmarPart Reorganization and require the adoption of the necessary measures in order for Bratel Brasil, PTB2, Andrade Gutierrez and Jereissati Telecom to receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities, and (2) the required quorums provided in the Global Shareholders' Agreement will be adjusted considering the percentage interests held by BNDES Participações S.A.—BNDESPAR, or BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, or PREVI, Fundação Petrobras de Seguridade Social—PETROS, or PETROS, and Fundação dos Economiários Federais—FUNCEF, or FUNCEF, on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through the sale of shares to third parties that are not original signatories of the Global Shareholders' Agreement or their related parties. An amendment to the Global Shareholders' Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Agreements to Terminate the Shareholders' Agreements

        On February 19, 2014, together with the amendments described above, the parties to each of the shareholders' agreements described above entered into agreements to terminate each such shareholders' agreement, subject to the satisfaction of the following conditions precedent in connection with the several steps of the Business Combination: (1) the incorporation of PASA into Bratel Brasil, for the PASA Shareholders' Agreement, (2) the incorporation of EDSP75 into Bratel Brasil, for the EDSP75 Shareholders' Agreement, and (3) the effective completion of the merger of shares and the merger, for the Global Shareholders' Agreement and the Control Group Shareholders' Agreement.

Temporary Voting Agreement of the Shareholders of Oi and TmarPart

        On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas Fundo de Investimento em Ações, or Caravelas (an investment vehicle managed by an affiliate of Banco BTG Pactual S.A.), Bratel Brasil, TmarPart, Andrade Gutierrez, Jereissati Telecom and, as intervening party, Oi, for the purpose of approving, among other things, the merger of shares and the merger.

        The parties thereto agreed to (1) vote in favor of the merger of shares and (2) vote in favor of the merger.

        The temporary voting agreement will remain in effect until the earlier of the merger and December 31, 2014.

        Attached to the Temporary Voting Agreement of the Shareholders of Oi and TmarPart described above are the forms of the related (i) Protocol and Justification for the merger of Bratel Brasil into Oi, which sets forth the terms of the merger of Bratel Brasil with and into Oi (including that the shareholders of Bratel Brasil, which at that time will include Portugal Telecom, Venus (a subsidiary of Andrade Gutierrez) and Sayed (a subsidiary of Jereissati Telecom), will receive the common shares and preferred shares of Oi held by Bratel Brasil), as a step in the TmarPart Reorganization, and (ii) Protocol and Justification for the merger of shares of Oi into TmarPart, which sets forth the terms of the merger of shares of Oi with TmarPart (including that each common share of Oi will be exchanged for a common share of TmarPart and each 1.0857 preferred shares of Oi will be exchanged for a common share of TmarPart).

Agreement by Portugal Telecom to Subscribe for Shares of Oi

        On February 19, 2014, Portugal Telecom executed an agreement, or the PT Subscription Agreement, to subscribe for shares of capital stock of Oi, in connection with the Capital Increase, by contributing the PT Assets. The pricing of the Capital Increase occurred on April 28, 2014, and the final settlement is expected to occur on May 5, 2014. For more information on the final terms of the Capital Increase, see "—Steps of the Business Combination—Implementation of the Capital Increase."

        Subject to the satisfaction of certain conditions, Portugal Telecom agreed to subscribe for shares of Oi issued in connection with the Capital Increase, pursuant to subscription orders to be submitted by Portugal Telecom, through the contribution to Oi of the shares of PT Portugal to Oi. The parties agreed that the price per share would be equivalent to the price per share in the cash portion of the Capital Increase. The economic value of PT Portugal, and consequently of the PT Assets, was determined by the PT Assets Valuation Report prepared by Banco Santander (Brasil) S.A. The PT Assets Valuation Report was approved at the extraordinary general shareholders' meeting of Oi held on March 27, 2014. After the shares of PT Portugal have been transferred by Portugal Telecom to Oi, Oi has agreed to succeed to the rights and obligations of Portugal Telecom under certain contracts, so long as those contracts have been indicated in the documents for the global offering component of the Capital Increase.

        Among the conditions for Portugal Telecom to close are: (1) a successful global offering in Brazil and in the international markets of at least R$7.0 billion by Oi, which condition was satisfied on April 28, 2014 (2) the submission of subscription orders in the global offering by Caravelas and by shareholders of TmarPart in the aggregate amount of R$2.0 billion, which occurred on April 28, 2014 and (3) the settlement of the Capital Increase on or prior to May 15, 2014. The settlement deadline indicated in the PT Subscription Agreement was initially May 2, 2014, but on April 28, 2014, Portugal Telecom granted Oi a waiver in connection with the PT Subscription Agreement under which the time period for settlement of the Capital Increase was extended until May 15, 2014.

        If the conditions are not met or waived by October 1, 2014, either party may, in its sole discretion, terminate the PT Subscription Agreement. If the PT Subscription Agreement is terminated for any reason other than due to a breach of contract by Portugal Telecom, Oi agrees to reimburse Portugal Telecom in an amount up to US$10.0 million for documented costs of Portugal Telecom's obtaining third-party approvals in its liability management process.

        The PT Subscription Agreement provided that the Capital Increase could also be terminated (1) by Portugal Telecom, if, after the bookbuilding process, Portugal Telecom was expected to hold an interest of less than 36.6% of the total and voting capital of TmarPart, assuming the consummation of the merger of shares or (2) by Oi if, after the bookbuilding process, Portugal Telecom was expected to hold an interest of more than 39.6% of the total and voting capital of TmarPart, assuming the consummation of the merger of shares. Because Portugal Telecom is expected to hold an interest in TmarPart's share capital within this range, this termination right did not apply.

Agreement to Assign Priority Subscription Rights

        On February 19, 2014, Portugal Telecom executed a private undertaking with respect to the assignment of priority subscription rights for the capital stock of Oi, among TmarPart, Valverde Participações S.A., or Valverde, AG Telecom and LF Tel. Under the agreement, TmarPart, Valverde, AG Telecom and LF Tel assigned and transferred to Portugal Telecom their priority rights to subscribe for 1,082,046,983 common shares and 537,298,524 preferred shares of Oi.

        The agreement was intended to provide the priority subscription rights to Portugal Telecom necessary for Portugal Telecom to subscribe for shares of Oi in the Capital Increase pursuant to the agreement described above. The agreement to assign priority subscription rights stated that it would remain in effect until the agreement by Portugal Telecom to subscribe for shares of Oi is in effect or until definitive agreements are executed in order transfer the priority rights.

        In addition to the rights assigned to Portugal Telecom under this agreement, Bratel Brasil assigned its priority rights to subscribe to 135,439,355 common shares and 734,823,484 preferred shares of Oi to Portugal Telecom.

Debenture Subscription Agreements and Private Deeds

        On February 19, 2014, Bratel Brasil executed separate debenture subscription agreements of PASA and EDSP75, with the issuer companies and Venus and Sayed, respectively, or collectively, the Bratel Debentures Subscription Agreements. On the same date, PTB2, a subsidiary of Bratel Brasil, also executed separate debenture subscription agreements of Venus and Sayed respectively, or collectively, the PTB2 Debentures Subscription Agreements. On the same date, AG Telecom and LF Tel executed separate debenture subscription agreements with PASA and EDSP75, respectively, or, collectively, the PASA/EDSP75 Debentures Subscription Agreements, and signed a debenture subscription agreement with TmarPart, the TmarPart Debentures Subscription Agreement.

        The Bratel Debentures Subscription Agreements.    On February 19, 2014, Bratel Brasil agreed, subject to conditions, (1)  together with Venus, to subscribe for one Series A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 388,081,549 common shares, and one Series B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 388,081,549 common shares and 213,739,263 preferred shares issued by PASA, and (2) together with Sayed, to subscribe for one Series A debenture in an aggregate principal amount equal to R$938.5 million, convertible into 762,969,285 common shares, and one Series B debenture in an aggregate principal amount equal to R$1,455.5 million, convertible into 762,969,285 common shares and 420,211,919 preferred shares issued by EDSP75. The debentures will be issued on the date of the General Shareholders' Meeting of PASA and EDSP75, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The proceeds will be used by PASA and EDSP75 to subscribe for the debentures described in "—The PASA/EDSP75 Debentures Subscription Agreements" below. The debentures will be mandatorily converted into common shares and preferred shares of PASA and EDSP75 on the date of the settlement of the Capital Increase.

        The primary condition precedent to the settlement of the debentures is the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above. If the conditions precedent are not satisfied by October 1, 2014, PASA and EDSP75 will, respectively, redeem and cancel their debentures, and Bratel Brasil, together with Venus and Sayed, will be, respectively, released from their obligations under the Bratel Debentures Subscription Agreements.

        The PTB2 Debentures Subscription Agreements.    On the same date of the Bratel Debentures Subscription Agreements, PTB2 agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into 208,599,126 common shares and 179,482,423 preferred shares issued by Venus, and (2) one debenture in an aggregate principal amount equal to R$938.5 million, convertible into 410,106,399 common shares and 352,862,887 preferred shares issued by Sayed. The debentures will be issued on the date of the General Shareholders' Meeting of Venus and Sayed, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The proceeds will be used by Venus and Sayed to subscribe for the debentures described under "—The Bratel Debentures Subscription Agreements" above. The debentures will be mandatorily converted into common shares and preferred shares of Venus and Sayed on the date of the settlement of the Capital Increase.

        The PTB2 Debentures Subscription Agreements have similar conditions precedent to the settlement of the debentures, most importantly the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above. If the conditions precedent are not satisfied by October 1, 2014, Venus and Sayed will, respectively, redeem and cancel their debentures, and PTB2 will be released from its obligations under the PTB2 Debentures Subscription Agreements.

        The PASA/EDSP75 Debentures Subscription Agreements.    On February 19, 2014, PASA and EDSP75 agreed, subject to conditions, to subscribe for (1) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 691,446,091 common shares issued by AG Telecom, and (2) one debenture in an aggregate principal amount equal to R$2,394.0 million, convertible into 1,359,384,726 common shares issued by LF Tel. The debentures will be issued on the date of the General Shareholders' Meeting of AG Telecom and LF Tel, respectively, that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The proceeds will be used solely for the payment of all of the indebtedness of AG Telecom and LF Tel, respectively, and to subscribe for the debentures described under "—The TmarPart Debenture Subscription Agreements" below. The debentures will be mandatorily converted into common shares and preferred shares of PASA and EDSP75 on the date of the settlement of the Capital Increase.

        The PASA/EDSP75 Debentures Subscription Agreements are also conditioned upon the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above. If the conditions precedent are not satisfied by October 1, 2014, AG Telecom and LF Tel will, respectively, redeem and cancel their debentures, and PASA and EDSP75 will be, respectively, released from their obligations under the PASA/EDSP75 Debentures Subscription Agreements.

        The TmarPart Debenture Subscription Agreements.    Also on February 19, 2014, AG Telecom and LF Tel agreed, subject to conditions, to subscribe for debentures in an aggregate principal amount equal to R$3,428.0 million, convertible into 2,212,047,712 common shares issued by TmarPart. The debentures will be issued on the date of the General Shareholders' Meeting of TmarPart that approves the issuance of the debentures and are expected to be paid for on the date of the settlement of the Capital Increase. The debentures will be mandatorily converted into common shares of TmarPart on the date of the merger of shares of Oi by TmarPart. The proceeds will be used solely for the payment of all of the indebtedness of TmarPart, and the early redemption, in local currency, of all preferred shares issued by TmarPart.

        The primary condition precedent to the settlement of the debentures is the settlement of the Capital Increase, under the terms of the agreement by Portugal Telecom to subscribe for shares of Oi described above. If the conditions precedent are not satisfied by October 1, 2014, TmarPart will redeem and cancel its debentures, and AG Telecom and LF Tel will be released from their obligations under the TmarPart Debentures Subscription Agreements.

        The Private Deeds.    Attached to each of the Debenture Subscription Agreements described above is the form of a related Private Deed that sets forth the necessary corporate authorizations, the legal requirements for the issuance of the debentures, the specific characteristics of the issuance (including number of the series, aggregate amount, unit principal amount, payment and use of proceeds) and the terms of the debentures (including issuance date, quantity to be issued, mandatory conversion into common shares, subscription and settlement processes, and settlement date). The Private Deed for each series of debentures is expected to be executed on the date of issuance of those debentures.

  Structural Diagrams

        The diagram below sets forth the simplified ownership structure of TmarPart and Oi before giving effect to the Business Combination:

(1)
Jereissati Telecom S.A.

(2)
Andrade Gutierrez S.A.

(3)
Fundação Atlântico de Seguridade Social

(4)
BNDES Participações S.A.

(5)
FUNCEF—Fundação dos Economiários Federais

(6)
PETROS—Fundação Petrobrás de Seguridade Social

(7)
PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil

        Following the Business Combination, the composition of TmarPart's ownership structure is expected to be as follows:

(1)
Portugal Telecom International Finance B.V.

(2)
MEO—Serviços de Comunicações e Multimédia, S.A.

Strategic Partnership with Oi

        In this section we provide a background of the steps of the strategic partnership with Oi that preceded the announcement of the Business Combination.

  Background and History

        On July 28, 2010, we reached an agreement with Telefónica to sell our 50% interest in Brasilcel N.V., a joint venture that held our interest in Vivo, to Telefónica. The sale was concluded on September 27, 2010. We reflect Vivo in our statements of income and cash flows for periods prior to September 27, 2010 as a discontinued operation. As of December 31, 2013, none of the assets or liabilities of Vivo are reflected on our statement of financial position.

        On July 28, 2010, we also entered into a letter of intent with AG Telecom and LF Tel, companies that are part of the controlling group of Brasil Telecom, to establish the main terms that would serve as a framework for the negotiation of our strategic partnership with Oi.

        On January 25, 2011, Portugal Telecom and our subsidiary Bratel Brasil entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A. (a subsidiary of AG Telecom, that has since merged with and into AG Telecom and is referred to, together with AG Telecom, as AG), Andrade Gutierrez Telecomunicações Ltda. and PASA, La Fonte Telecom S.A. (now known as Jereissati Telecom S.A., or Jereissati Telecom), LF Tel and EDSP75, BNDES Participações S.A., or BNDESPar, FASS, Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, Fundação Petrobrás de Seguridade Social, or PETROS, and Fundação dos Economiários Federais, or FUNCEF, to implement the strategic partnership with the Oi Group.

        On March 28, 2011:

  •
  Bratel Brasil acquired from BNDESPar, PREVI, PETROS and FUNCEF an aggregate of 261,631,051 common shares issued by TmarPart, representing 9.6% of TmarPart's total outstanding common shares;

  •
  Bratel Brasil acquired from Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. a 35% interest in each of PASA Participações S.A. and EDSP75 Participações S.A., respectively, holding companies that own 100% of the share capital of AG Telecom and LF Tel;

  •
  TmarPart increased its share capital through the issuance of 186,664,449 common shares, in which transaction (1) Bratel Brasil subscribed for an aggregate of 91,225,537 common shares issued by TmarPart, representing 3.1% of TmarPart's total outstanding common shares, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A. subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart's total outstanding common shares, (3) LF Tel subscribed for an aggregate of 36,784,491 common shares issued by TmarPart, representing 1.3% of TmarPart's total outstanding common shares, and (4) FASS subscribed for an aggregate of 21,869,930 common shares issued by TmarPart, representing 0.7% of TmarPart's total outstanding common shares;

  •
  TNL increased its share capital through the issuance of 56,417,086 common shares at an issue price of R$38.5462 per share and of 28,409,175 preferred shares at an issue price of R$28.2634 per share. The aggregate proceeds received by TNL from this capital increase amounted to R$2,978 million. In this capital increase, TmarPart and its wholly-owned subsidiary Valverde Participações S.A. subscribed for 56,061,772 common shares issued by TNL, and Bratel Brasil acquired from TmarPart an aggregate of 20,752,270 of those common shares and 28,298,549 preferred shares issued by TNL. Following this capital increase, TmarPart owned, and owns as of the date hereof, 22.2% of TNL's outstanding share capital, including 56.4% of its voting share capital, and Bratel Brasil owned, and owns as of the date hereof, an aggregate 10.5% of TNL's outstanding share capital, or 11.3% of its voting share capital; and

  •
  Telemar increased its share capital through the issuance of 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share. The aggregate proceeds received by Telemar from such capital increase amounted to R$5,969 million, of which R$4,624 million represented the subscription price for the shares issued by Telemar subscribed for by TNL. In this capital increase, TNL subscribed for 46,743,149 common shares issued by Telemar and 32,475,534 class A preferred shares issued by Telemar, and Bratel Brasil acquired those 32,475,534 class A preferred shares from TNL. Following this capital increase, TNL owned, and owns as of the date hereof, 70.4% of Telemar's total share capital, including 98.0% of its voting share capital, and Bratel Brasil owned, and owns as of the date hereof, an aggregate of 9.4% of Telemar's total share capital.

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

  Reorganization of the Oi Group

        On May 24, 2011, TmarPart publicly announced a proposed corporate reorganization, or the Corporate Reorganization of the Oi Group. The Corporate Reorganization was effectively completed on February 27, 2012 and consisted of the following steps:

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

        In connection with the Corporate Reorganization, the following events took place:

  •
  On February 24, 2012, TmarPart exchanged all of the class A preferred shares of Telemar that it owned for common shares of TNL held by Jereissati Telecom, Andrade Gutierrez, the parent of AG Telecom, and Bratel Brasil, each a shareholder of TmarPart, in order to ensure that upon the completion of the Corporate Reorganization, TmarPart retained the voting control of Brasil Telecom in order to comply with the legal and regulatory obligations of TmarPart to ANATEL;

  •
  Bratel Brasil exchanged preferred shares of Telemar for common shares of TNL (under the same terms and conditions of the TmarPart exchange described above) held by Jereissati Telecom, Andrade Gutierrez, AG and LF, which they received as a result of exchanging their preferred shares of TNL for preferred shares and common shares of Oi according to the exchange ratios; and

  •
  Brasil Telecom issued and distributed redeemable shares of Brasil Telecom to holders of Brasil Telecom shares prior to the mergers of Coari and TNL into Brasil Telecom and redeemed those shares for cash immediately following their issuance. In addition, Brasil Telecom was renamed Oi S.A.

        As a result of these transactions, TmarPart became the direct controlling shareholder of Oi. The final settlement of the Corporate Reorganization occurred on April 9, 2012.

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

  •
  enhance the liquidity of the shares of Oi (formerly Brasil Telecom); and

  •
  eliminate the costs of separate listings of the shares of TNL, Telemar and Oi, as well as those costs arising from separately complying with the public disclosure requirements applicable to TNL, Telemar and Brasil Telecom.

        On August 21, 2013, TmarPart issued 252,729,128 common shares to its shareholders in exchange for an aggregate amount of R$100 million in cash and preferred shares of Oi. In connection with this transaction, Bratel Brasil contributed 3,002,358 of Oi's preferred shares to TmarPart, AG Telecom contributed 4,814,918 of Oi's preferred shares to TmarPart, LF Tel contributed 4,814,918 of Oi's preferred shares to TmarPart, BNDESPar contributed 3,246,518 of Oi's preferred shares to TmarPart and PREVI contributed 2,411,205 of Oi's preferred shares to TmarPart. Currently, we hold a 23.2% economic interest in Oi, including a direct interest of 15.4%.

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

        In connection with this strategic partnership, it was contemplated that the Oi Group would use part of the proceeds received from share capital increases to acquire up to 10% of the outstanding ordinary shares of Portugal Telecom. On April 28, 2011, TmarPart, TNL and Telemar announced that they had acquired 62,755,860 ordinary shares of Portugal Telecom, representing 7.0% of Portugal Telecom's outstanding ordinary shares. On May 29, 2012, TmarPart, TNL and Telemar announced that they held 89,651,205 ordinary shares, representing 10.0% of our outstanding ordinary shares, and they continued to hold those shares as of December 31, 2013.

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

        In connection with the strategic partnership with Oi, on April 28, 2011, at TNL's annual general shareholders meeting, Zeinal Bava, at the time the Chief Executive Officer of Portugal Telecom, and Shakhaf Wine, an executive board member of Portugal Telecom, both nominated by Portugal Telecom, were elected as members of the board of directors of TNL, as we had announced on April 6, 2011. In addition, Mr. Bava was appointed a member of the board of directors of TmarPart, and Mr. Wine was appointed an alternate member of the board of directors of TmarPart.

        After the Corporate Reorganization of Oi, Zeinal Bava and Shakhaf Wine were elected to serve on that board at the Oi shareholders meeting on April 30, 2012.

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

        On October 25, 2012, Fernando Magalhães Portella, a member of the board of directors of Oi, was appointed to our board of directors to replace Pedro Jereissati, who submitted his resignation on the same day. Otávio Marques de Azevedo continues to serve on our board, though he is no longer a member of the board of Oi.

        Our shareholder agreements in connection with our strategic partnership with Oi are described in more detail below. However, all the shareholder agreements are expected to be terminated in connection with the proposed Business Combination between Portugal Telecom and Oi.

  Overview of TmarPart Shareholders' Agreements

        On April 25, 2008, TmarPart's shareholders entered into two shareholders' agreements. The shareholders' agreement among AG Telecom, LF Tel, Asseca Participações S.A., or Asseca, BNDESPar, Fiago and FASS as parties, having TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred to as the "Global Shareholders' Agreement." The shareholders' agreement among AG Telecom, LF Tel, Asseca and FASS as parties, having TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A. as intervening parties, is referred as the "Control Group Shareholders' Agreement."

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

        On January 25, 2011, TmarPart's shareholders amended the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, both effective as of March 28, 2011, to reflect our acquisition, through Bratel Brasil, of voting shares of TmarPart and to modify certain clauses of the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, including increasing the quorum requirements to hold pre-meetings and approve certain designated matters. AG, BNDESPar, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel Brasil are parties to the amendment to the Global Shareholders' Agreement, while TmarPart and Portugal Telecom executed the amendment as intervening parties. AG Telecom, Luxemburgo, LF Tel and FASS are parties to the amendment to the Control Group Shareholders' Agreement, while TmarPart executed such an amendment as intervening party.

  Global Shareholders' Agreement

        The initial term of the Global Shareholders' Agreement expires on the later of April 25, 2048 or the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries (including any renewals thereto), subject to the agreement of the parties to the Global Shareholders' Agreement to terminate this agreement upon completion of the Business Combination. The term of the Global Shareholders' Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

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

  •
  Bratel Brasil, PREVI, PETROS, FUNCEF and BNDESPar each have the right to designate one member of the board of directors of any other subsidiary, provided that AG, LF Tel and FASS have designated members of such board of directors;

  •
  AG, LF Tel, BNDESPar, FASS, PREVI, PETROS, FUNCEF and we, through Bratel Brasil, will together select the chief executive officers of each of the material subsidiaries pursuant to the rules outlined in the Global Shareholders' Agreement;

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

  •
  AG, Luxemburgo, LF Tel, BNDESPar, FASS, PREVI, FUNCEF, PETROS and we, through Bratel Brasil, will hold pre-meetings prior to shareholders' and board of directors meetings of the material subsidiaries and will vote our TmarPart shares and instruct our representatives on the boards of directors of the material subsidiaries to vote in accordance with the decisions made at pre-meetings; and

  •
  that approval of certain matters be subject to the supermajority vote of the shareholders (for instance, among other things, approval of changes to the bylaws of TmarPart or to the bylaws of any of its material subsidiaries, approval of donation policies, approval of investments of any kind not specifically foreseen in the budgets in excess of R$50 million and certain other matters are subject to a 75% majority; approval of, and amendments to, the annual budget of TmarPart and its material subsidiaries, capital reduction or increases, the issue of securities, proposals to pay or distribute dividends or interest on shareholders' equity in amounts below 25% of the net income, selection of auditors and certain other matters are subject to a 77% majority; sale or creation of any liens on the shares issued by the material subsidiaries, or the issue of convertible securities, the adoption of any procedure that would cause TmarPart to lose control of the material subsidiaries, any merger or spin-off transaction involving TmarPart or any of its material subsidiaries and certain other matters are subject to a 87.4% majority).

        Under the Global Shareholders' Agreement, each of the shareholders party to it has agreed:

  •
  not to enter into other shareholders' agreements with respect to its TmarPart shares, other than (1) the Global Shareholders' Agreement, (2) the Control Group Shareholders' Agreement and (3) the shareholders' agreement entered into among Bratel Brasil, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom;

  •
  not to amend the Global Shareholders' Agreement, the Control Group Shareholders' Agreement or the shareholders' agreement entered into among Bratel Brasil, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom without the consent of all parties to the Global Shareholders' Agreement;

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

  •
  that the other parties to the Global Shareholders' Agreement have the right to sell, and Bratel Brasil has the obligation to buy, up to all of the other parties' shares of TmarPart in the event that Bratel Brasil acquires control of TmarPart;

  •
  to offer its TmarPart shares to the other parties to the Global Shareholders' Agreement in the event of a transfer of control of such shareholder, including, without limitation, in the event that Bratel Brasil acquires control of AG or LF Tel;

  •
  that the other shareholders have the right to purchase all of Bratel Brasil's TmarPart shares in the event of a change of control of Portugal Telecom; and

  •
  Oi will use part of the proceeds received from our investment in Oi to acquire up to 10% of the outstanding shares of Portugal Telecom. Based on the most recent information available to us, the Oi Group currently holds 10% of our outstanding shares.

  Control Group Shareholders' Agreement

        The initial term of the Control Group Shareholders' Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto, subject to the agreement of the parties to the Control Group Shareholders' Agreement to terminate this agreement upon the completion of the Business Combination.

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

        In connection with our investments in PASA Participações S.A. and EDSP75 Participações S.A., on January 25, 2011, we entered into two shareholders' agreements, one with Andrade Gutierrez Telecomunicações Ltda. (in relation to PASA Participações S.A.) and another with Jereissati Telecom (in relation to EDSP75 Participações S.A.). The initial terms of these shareholders' agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties, subject to the agreement of the parties to terminate these shareholders' agreements upon the completion of the Business Combination.

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

  Amendments to the Shareholders' Agreements in Connection with the Business Combination

        On February 19, 2014, the parties to the shareholders' agreements described above executed a series of amendments in connection with the Business Combination, as well as agreements to terminate the agreements upon the completion of the Business Combination. See "—Agreements Relating to the Business Combination—Amendments to Shareholders' Agreements" and "—Agreements Relating to the Business Combination—Agreements to Terminate the Shareholders' Agreements."

Other International Operations

        Concurrently with our investment in Oi, we acquired an interest in Contax, which provides contact center services, IT services and BPO services in Brazil and other Latin American countries. In addition, we have significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and East Timor in Asia. We describe these investments in more detail below.

        Our wholly-owned subsidiary Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. manages all of our international businesses other than our investments in Oi and Contax.

Contax

        Prior to the consummation of the Capital Increase, we are expected to undertake a series of transactions with the purpose of disposing of our interests in CTX and Contax Participações. Below you may find information regarding our acquisition and activity as shareholders of CTX and Contax Participações.

        Concurrently with our investment in Oi, we acquired a 16.2% economic interest in CTX, the controlling shareholder of Contax Participações and Contax. Even before our investment in Contax, we provided call center services in Brazil through our subsidiary Dedic, and Dedic's subsidiary GPTI provided IT/IS services in Brazil. On June 30, 2011, we merged Dedic and GPTI into Contax, and our economic interest in Contax increased to 19.5%. On April 2, 2013, in connection with Contax's corporate reorganization, we increased our economic interest in Contax to 21.1%. We record our interest in Contax for accounting purposes as an equity investment for periods since April 1, 2011, and Contax's results of operations have included the results of operations of Dedic and GPTI since July 1, 2011.

        Dedic and GPTI had consolidated revenues of R$311.5 million (€133.9 million) from January 1, 2011 through June 30, 2011, the period before they merged with Contax. Dedic's revenues were R$479.4 million in 2010 (€205.6 million) and R$402.3 million in 2009 (€145.2 million), and GPTI's operating revenues were R$133 million in 2010 (€56.9 million).

        In April 2011, Contax acquired 100% of Allus Global BPO Center, or Allus, for R$245 million. Consequently, the results of Contax include the results of Allus, one of the largest contact center service providers in Latin America and with commercial activities in the United States and Spain, as from May 1, 2011. With this acquisition, Contax took an important step towards becoming a global BPO (Business Process Outsourcing) provider, dedicated to supporting its clients throughout their customer relationship chain.

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

  Shareholders' Agreements

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

        Under the Contax and CTX Shareholders' Agreement, we have similar rights to those contained in the Global Shareholders' Agreement and the other shareholders' agreements described above under "—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi," and, accordingly:

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

        The first term of the Contax and CTX Shareholders' Agreement expires on March 11, 2053 or if and when Contax Participações migrates to the highest level of BM&FBOVESPA's levels of corporate governance, the New Market (Novo Mercado), whichever happens first. The term of the Contax and CTX Shareholders' Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

  Impact of the Business Combination on Our Investment in Contax

        In connection with our proposed Business Combination with Oi, we expect that we will cease to hold an interest in Contax. On October 1, 2013, Portugal Telecom and Bratel Brasil entered into a memorandum of understanding (the "CTX MOU") with AG Telecom, Andrade Gutierrez Telecomunicações Ltda., LF Tel, La Fonte Telecom S.A., PASA and EDSP75 relating to the interests held by those companies in the shares of CTX and Contax. The CTX MOU relates to certain of the steps of the Business Combination expected to occur immediately prior to the merger of PASA into AG Telecom, the merger of EDSP75 by LF Tel and the merger of AG Telecom, LF Tel and Bratel Brasil into TelPart described under "—Proposed Business Combination with Oi and TmarPart."

        As of the date hereof, AG Telecom (which is controlled by PASA) and LF Tel (which is controlled by EDSP75) hold shares of CTX in addition to the shares of TelPart and the preferred shares of Oi that they hold. Pursuant to the CTX MOU, AG Telecom, PASA, LF Tel and EDSP75 will undertake partial spin-offs such that the shares of CTX (and, indirectly, Contax) held by them will be held by newly formed entities, or the CTX Holdcos, whose shares will be held by the current shareholders of AG Telecom, PASA, LF Tel and EDSP75, including Bratel Brasil, in the same proportion as those shareholders' interests in AG Telecom, PASA, LF Tel and EDSP75.

        Following the spin-offs described above, Portugal Telecom and its subsidiaries and the other shareholders of PASA and EDSP75 will undertake a series of exchanges of shares (the "CTX Share Exchanges") of CTX, Contax and the CTX Holdcos for shares of AG Telecom and LF Tel such that Portugal Telecom and its subsidiaries will cease to be shareholders, directly or indirectly, of CTX, Contax and the CTX Holdcos, and the other shareholders of PASA and EDSP75 will hold, directly or indirectly, all the shares of CTX and Contax formerly held by Portugal Telecom and its subsidiaries.

Assets in Africa and Asia

        The table below provides the highlights of our main assets in Africa and Asia as of December 31, 2013, except for Unitel, for which information is given as of September 30, 2013. For information regarding the limited information available to us regarding Unitel's financial information as of and for the year ended December 31, 2013, see "Risk Factors—Risk Factors Relating to Unitel and Our Other International Investments—The amounts recorded in our financial statements relating to our equity investment in Unitel are based on an estimate of Unitel's earnings for 2013."

	Portugal Telecom Direct Interest	Portugal Telecom Effective Interest	Revenue in EUR (millions)(1)
Unitel, Angola(2)(3)(5)	18.75%	PT Ventures (25%)	1,202.3
MTC, Namibia(4)(5)	25.50%	Africatel B.V. (34%)	167.0
CVTelecom, Cape Verde(4)(5)	30.00%	PT Ventures (40%)	70.4
CST, S. Tomé & Principe(4)(5)	38.25%	Africatel B.V. (51%)	12.6
Timor Telecom, East Timor(4)	44.17%	TPT (54.01%); PT Participações (3.05%)	46.9

(1)
Figures account for 100% of the company. We have management contracts with CVT, CST and Timor Telecom.

(2)
Equity accounting method.

(3)
Revenue information on Unitel corresponds to the nine-month period ended September 30, 2013.

(4)
Full consolidation method.

(5)
These interests are held by Africatel, which is 75% controlled by us.

Africatel Holding Company

        In 2007, we formed Africatel Holdings B.V., or Africatel, and contributed to Africatel our equity interests in (1) Unitel, S.A., or Unitel, which operates in Angola, (2) Mobile Telecommunications Limited, or MTC, which operates in Namibia, (3) CVTelecom, which operates in Cape Verde, and (4) CST—Companhia Santomense de Telecomunicações S.A.R.L., or CST, which operated in São Tomé and Príncipe, among others. In 2007, Portugal Telecom sold 22% of the equity interests in Africatel to Samba Luxco S.à.r.l., or Samba, an affiliate of Helios Investors LP, or Helios, a private equity firm operating in sub-Saharan Africa, and entered into a shareholders' agreement with Samba regarding governance and liquidity rights relating to Africatel. In 2008, we sold an additional 3% of the equity interests in Aftricatel to Samba.

        As of December 31, 2013, in addition to its interests in Unitel, MTC, CVTelecom and CST, Africatel owns Directel—Listas Telefónicas Internacionais, Lda., or Directel, which publishes telephone directories and operates related data bases in Angola, Cabo Verde, Mozambique, Uganda and Kenya.

        As a result of our internal reorganization, PT Portugal owns 75% of the equity interests in Africatel. PT Portugal's interest in the individual companies described below reflects the percentage of capital of those companies owned by Africatel.

        In January 2014, we received a letter from Samba Luxco, asserting that the Business Combination triggers certain of its rights under the Africatel shareholders' agreement, without specifying those rights, and expressing its interest in achieving liquidity in the business combination. Initially in response to our request that Samba Luxco provide more details on the rights that it asserts, Samba Luxco has sent additional letters claiming that Samba Luxco has a put right under the Africatel shareholders' agreement at the fair market equity value of its Africatel shares because it believes the Business Combination would trigger a change of control under that agreement. In that regard, Samba Luxco has asserted a right to an independent valuation of Africatel but has indicated an openness to discussing the valuation process. We have advised Samba Luxco that we believe that even if a change of control were to be triggered, it would be triggered only if and when the Business Combination was completed. While reserving our rights and without agreeing that a change of control would be triggered, we continue our discussions with Samba Luxco and have indicated our openness to exploring alternatives for achieving liquidity with respect to Samba Luxco's investment in Africatel. See "Item 3—Key Information—Risk Factors—Risks Relating to Our Proposed Business Combination with Oi—The minority shareholder of Africatel has asserted that the Business Combination triggers its right to force TmarPart to purchase its shares of Africatel under the Africatel shareholders' agreement. If TmarPart is required to purchase this interest in Africatel, it will divert resources that could have otherwise been deployed to reduce indebtedness or make investments under the combined company's business plan after the Business Combination. If any such purchase is funded through the incurrence of additional debt of TmarPart, there would be a material adverse effect on the consolidated leverage of the combined company following the Business Combination."

Unitel, Angola

        In 2000, PT Ventures, our wholly-owned subsidiary, acquired 25% of the share capital of Unitel, a GSM mobile operator in Angola. Unitel's other shareholders are Sonangol, which holds 25%, and other local partners, which hold the remaining 50%. Unitel began operations in Luanda in 2001.

Because of the 25% interest in our subsidiary Africatel held by Helios, we have an economic interest of 18.75% in Unitel. In connection with this investment, PT Ventures entered into a shareholders' agreement with the other shareholders of Unitel regarding governance and liquidity rights relating to Unitel, and dispute resolution provisions.

        In December 2008, Unitel acquired 49.9% of Banco do Fomento Angola, or BFA, for US$475 million from Banco Português de Investimento, BPI, which continues to hold the remaining equity in BFA. According to KPMG Angola's October 2013 Angola Banking Survey, as of December 31, 2012, BFA was the fourth largest bank in Angola in terms of total assets and the second largest in terms of deposits.

        As of September 30, 2013, Unitel had 9,537 thousand subscribers, of which 98.5% were holders of prepaid cards. During the nine-month period ended September 30, 2013, Unitel had 557 thousand net additions, with subscriber growth in Luanda, the capital of Angola, and in other districts.

        Services.    Unitel provides services in the following customer segments:

  •
  Personal services, which are mobile telecommunications services, such as voice, data and internet-related multimedia services provided to personal (i.e., individual) customers.

  •
  Enterprise services, including Corporate and SME/SoHo services, which are services provided to corporate and SME customers, to whom Unitel offers integrated data and business solutions.

  •
  Residential services, which include integrated networks inside the customers' homes, enabling the simultaneous connection of multiple devices, including PCs, tablets and smartphones.

  •
  Wholesale and other services, which primarily include wholesale telecommunications services.

        During 2013, Unitel launched several initiatives, including successful marketing campaigns aimed at promoting voice usage and increasing penetration of the market for mobile broadband services. Unitel's marketing campaigns and offerings included:

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

  •
  campaigns allowing customers to transfer recharges of prepaid cards among Unitel subscribers;

  •
  development of 4G services in Luanda, since its launch in December 2012; and

  •
  the enlargement of Unitel's portfolio of enterprise services.

        Unitel also launched several initiatives aimed at strengthening both its direct and indirect distribution channels, increasing both its capillarity and efficiency. Unitel also developed institutional advertising of its different services, focusing on its functionalities and advantages.

        Network.    During 2013, Unitel continued its investments to expand its fiber optic network, both in Luanda, in other large Angolan cities and between them. Unitel also made investments in its 2G, 3G and 4G networks in order to improve its coverage and capacity, aiming to address the telecommunications needs of a larger number of customers and to improve the quality of its services.

        Competition.    Unitel is a leading mobile operator in the Angolan mobile market. Movicel, the other mobile operator, also launched several marketing initiatives during 2013, including new pricing plans for different segments, voice and data promotions, handset campaigns and recharge campaigns. We expect that a third mobile license may be awarded in the future.

        Financial Results.    In this subsection we present certain summarized financial information regarding Unitel. Unitel's total gross operating revenues were US$2,225.2 million (€1,675.4 million) for the year ended December 31, 2013, US$2,043.0 million (€1,590.1 million) for the year ended December 31, 2012 and US$1,784.0 million (€1,281.8 million) for the year ended December 31, 2011.

        Unitel's costs were US$1,326.6 million (€998.8 million) for the year ended December 31, 2013, US$1,067.8 million (€831.1 million) in 2012 and US$985.6 million (€708.0 million) in 2011. Unitel's net profit was US$631.1 million (€475.2 million) for the year ended December 31, 2013, US$964.5 million (€750.7 million) in 2012 and US$867.0 million in 2011 (€622.8 million). Unitel's costs generally rose in line with its revenues during this period. Over time, as Unitel expands into more remote areas of Angola, its costs are expected to increase and lead to a decrease in its margins, but Unitel expects to continue to record strong margins in the near future. Through the end of 2012, Unitel was not subject to corporate income taxes in Angola, and, consequently, its net income equaled its income before taxes. In 2013, for the first year, Unitel was subject to corporate income taxes in Angola at a rate of 35%.

        Dividends.    PT Ventures has not received dividends from Unitel since November 2012, including a portion of the dividends with respect to Unitel's 2010 fiscal year and all dividends with respect to Unitel's 2011 and 2012 fiscal years. As of December 31, 2013, 2012 and 2011, we had €238.2 million, €245.7 million and €134.7 million of accounts receivable, respectively, from Unitel (including €205.8 million, €215.1 million and €121.7 million of dividends receivable, respectively). As of December 31, 2013, these amounts receivable did not include the dividends declared with respect to Unitel's 2012 fiscal year in the amount of US$190.0 million (€137.8 million), which were recorded as part of the book value of our indirect investment in Unitel.

        In 2012, PT Ventures received dividends of €49.9 million representing part of the dividend payable with respect to Unitel's 2010 earnings, and in 2011 PT Ventures received dividends of €125.9 million representing the full dividend payable with respect to Unitel's 2009 earnings. See "Item 3—Key Information—Risk Factors—Risks Relating to Unitel and Our Other International Investments—We cannot assure you as to when PT Ventures will realize the amounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when it will be able to obtain dividends that may be declared with respect to 2013 or succeeding fiscal years."

        We account for this investment under the equity method. The carrying value of this investment in our financial statement as of December 31, 2013 was €494.3 million, excluding accounts receivable relating to declared and unpaid dividends.

        For more information about our investment in Unitel, see Notes 33, 47(e) and 48(a) to our audited consolidated financial statements.

  Other African Investments

        MTC, Namibia.    In 2006, we acquired 34% of the capital of MTC, a Namibian mobile operator, from Namibia Post and Telecom Holdings, a state-controlled entity, or NPTH. In connection with this transaction, we entered into an agreement with NPTH regarding governance and liquidity rights relating to MTC that allowed us to set and control the financial and operating policies of MTC. As a result, we fully consolidate MTC in our consolidated financial statements. In 2007, we contributed our shares of MTC to Africatel. As a result of this transaction and our internal reorganization, we fully consolidate MTC in our consolidated financial statements.

        As of December 31, 2013, MTC had 2,380 thousand customers, of which 94.4% were customers under prepaid plans. MTC's revenues were 2,142.9 million Namibian dollars (€167.0 million) in 2013, 1,901 million Namibian dollars (€180.2 million) in 2012, and 1,608.3 million Namibian dollars (€159.3 million) in 2011. MTC's net profit was €33.8 million in 2013, €34.3 million in 2012, and €32.1 million in 2011.

        MTC was established in 1994 and provides mobile telecommunications services under the terms of a fifteen-year technology- and service-neutral concession granted in March 2012 that replaced its earlier licenses. Under the terms of this concession, MTC is permitted to offer 2G, 3G and 4G services. MTC commenced offering 4G services in Windhoek, the capital of Namibia, in May 2012 and, as of December 31, 2013, had expanded its coverage to eight additional cities, covering areas in which approximately 40% of the Namibian population live and work.

        In 2006, a license was granted to Powercom to provide mobile telecommunications services in Namibia. Powercom commenced operations in 2007. In November 2012, Telecom Namibia, the incumbent provider of fixed-line telecommunications services in Namibia and a wholly-owned subsidiary of NPTH, acquired Powercom. Telecom Namibia re-launched Powercom's portfolio of service plans under the brand "TN Mobile" in August 2013. In November 2013, TN Mobile began offering 4G services in Windhoek and other urban areas.

        In 2013, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G technology and its Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues, and (3) selling Smartshare, a convergent internet/ mobile service that combines Netman home (internet router) with up to three smartphones.

        We understand that NPTH may be in discussions regarding the sale of a 15% stake in MTC to a local investor, but we are not parties to that transaction and do not expect it to affect our rights with respect to MTC.

        CVTelecom, Cape Verde.    PT Ventures owns 40% of the share capital of CVTelecom. CVTelecom provides fixed and mobile services in the Cabo Verde Islands. In 2000, PT Ventures entered into an agreement with the other shareholders of CVTelecom, regarding governance and liquidity rights relating to CVTelecom, that allowed Portugal Telecom to set and control the financial and operating policies of CVTelecom. As a result of this transaction and our internal reorganization, we fully consolidate CVTelecom in our consolidated financial statements.

        As of December 31, 2013, CV Telecom, had 66.2 thousand fixed lines in service, which represents approximately 13.3 fixed main lines per 100 inhabitants. CVTelecom had 363.5 thousand active mobile telephone cards as of December 31, 2013, of which 98.5% were prepaid customers.

        CVTelecom's total gross operating revenues were €70.4 million in 2013, €75.6 million in 2012 and €83.7 million in 2011, and its net profit was €6.2 million in 2013, €12.3 million in 2012 and €20.5 million in 2011. Revenues were impacted by the international accounting rule IFRIC 12, Service Concession Arrangements.

        CVTelecom was established in 1995 and provides fixed-line and mobile telecommunications services under the terms of a twenty five-year license granted in 1996. In December 2011, CVTelecom was granted a license to provide 3G services in Cabo Verde. In May 2012, CVTelecom's connection to the West African Cable System, a submarine cable which connects CVTelecom's network to networks in west Africa and Europe, began operating.

        In 2006, the National Communications Agency (Agência Nacional das Comunicações) granted the second license to provide fixed-line and mobile telecommunications services in Cabo Verde to T Plus S.A., or T Plus, which commenced operations under the brand "T+" in December 2007. In

December 2011, T Plus was granted a license to provide 3G services in Cabo Verde. In October 2012, a controlling interest in T Plus was acquired by Unitel International Holdings B.V., or Unitel Holdings, which is controlled by Mrs. Isabel dos Santos, one of the indirect shareholders of Unitel.

        During 2013, CVT launched several commercial offers, both in mobile and fixed, aimed at promoting usage and customer loyalty, including (1) door-to-door and outbound campaigns, which contributed to fixed gross additions and migration from the basic fixed voice price plan to Di Casa, a new pricing plan; (2) Powa Swag Total, a new pricing plan aimed at young people and (3) Zap Net sem limites, the first unlimited pricing plan for broadband bundled with IPTV service. Broadband and IPTV customers, represent 27.9% and 9.5% of the fixed line customer base, respectively.

        CST, São Tomé and Principe.    Africatel owns 51.0% of the share capital of CST-Companhia Santomense de Telecomunicações, S.A.R.L., or CST, which provides fixed and mobile services in São Tomé and Principe. As of December 31, 2013, CST had 125.3 thousand mobile customers. CST's revenues were €12.4 million in 2013, €12.0 million in 2012 and €11.9 million in 2011, and its net profit was €0.02 million in 2013, €0.6 million in 2012 and €1.0 million in 2011.

        CST was established in 1989 and provides fixed-line and mobile telecommunications services under the terms of a twenty-year license granted in 2007. CST began offering 3G services in São Tomé and Principe in March 2012 anticipating the connection of its network to the Africa Coast to Europe submarine cable which was inaugurated at the end of 2012. In March 2013, the General Regulatory Authority (Autoridade Geral de Regulação), the telecommunications regulator in São Tomé and Principe, granted the second license to provide fixed-line and mobile telecommunications services in São Tomé and Principe to Unitel Holdings. We understand that Unitel Holdings' subsidiary, Unitel STP, is expected to commence services in São Tomé and Principe in April 2014.

  Asia

        Sale of Interest in CTM.    In 2013, we sold our participation in CTM, Macau to Citic Telecom International Holdings Limited. Upon the completion of the sale in June 2013, we received total proceeds of US$443.0 million, including consideration of US$411.6 million announced when we entered into the transaction in January 2013 as well as an additional US$31.4 million representing our proportional share of the net cash of CTM and certain working capital adjustments.

        Timor Telecom, East Timor.    We have a 76.1% interest in TPT—Telecomunicações Públicas de Timor, S.A., or TPT. In 2002 we entered into a shareholders' agreement with the other shareholders of TPT regarding governance and liquidity rights relating to TPT (as amended in 2005). TPT owns 54.0% and PT Participações owns 3.05% of Timor Telecom, S.A., or Timor Telecom, a telecommunications provider of fixed and mobile services in East Timor. In 2005, TPT entered into a shareholders' agreement with the other shareholders of Timor Telecom regarding governance and liquidity rights relating to Timor Telecom.

        As of December 31, 2013, Timor Telecom had a total mobile customer base of 624.5 thousand and 3.0 thousand fixed lines in service. Timor Telecom's revenues were US$62.3 million (€46.9 million) in 2013, US$74.6 million (€58.1 million) in 2012, and US$66.4 million (€47.7 million) in 2011, and its net profit was €6.1 million in 2013, €16.9 million in 2012 and €17.7 million in 2011. In 2013, data revenues accounted for 20.1% of mobile service revenues.

        In 2002, Timor Telecom was awarded a license to provide fixed-line and mobile telecommunications services in East Timor on an exclusive basis through the expiration of this license in 2017. In March 2012, Timor Telecom entered into a settlement agreement with the government of East Timor under which it waived the exclusivity provisions of this license, and the government of East Timor enacted new legislation to provide a framework for competition in the telecommunications sector, including the formation of a new regulatory body, the National Communications Authority (Autoridade Nacional de Comunicações). In July 2012, 15-year licenses to provide telecommunications services were granted to PT Telekomunikasi Indonesia International, or Telin, and Viettel Global Investment, or Viettel. Telin began providing mobile services in East Timor in January 2013 under the brand name "Telkomcel," and Viettel began providing mobile services in East Timor in April 2013 under the brand name "Telmor."

        Timor Telecom responded to the introduction of a competitive environment in East Timor in 2013 by launching several initiatives, including (1) segmented mobile broadband and data offers, (2) new pricing plans with more competitive tariffs for different segments (such as Diak for youth customers and closed user groups for business customers, (3) improvements in call center services, (4) development of its distribution network, including the launch of new commercial contact points, the upgrade of existing contacts and the strengthening of indirect distribution channels.

Shared Services Companies

        PT SI.    PT Sistemas de Informação, S.A., or PT SI, is the group unit responsible for data centers, information systems and information technology activities of our business units in Portugal. PT SI provides integrated information systems and information technology services to our business units in Portugal, as well as to our existing and new customers. We hold 100% of the share capital of PT SI.

        PT Inovação.    Portugal Telecom Inovação, S.A., or PT Inovação, is our unit responsible for research and development activities. Our research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration and have led to the introduction of innovative products and services. PT Inovação's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

        PT Contact.    PT Contact—Telemarketing e Serviços de Informação, S.A., or PT Contact, is the group unit responsible for call center operations in Portugal. PT Contact takes advantage of economies of scale and process alignments to reduce costs in our call center operations.

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

        Following the transfer to the Portuguese government of the pension funds described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits," Portugal Telecom acquired several buildings previously owned by those funds. Portugal Telecom and its subsidiaries own several office buildings in Portugal. Our main proprietary office space with over 5,000 square meters is located at the following addresses:

  •
  Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (68,994 square meters);

  •
  R. José Ferreira Pinto Basto, Aveiro, Portugal (11,668 square meters);

  •
  R. Tenente Valadim, 431/453, Porto, Portugal (23,300 square meters);

  •
  R. Afonso Costa, 4, Lisboa, Portugal (13,901 square meters);

  •
  R. General Humberto Delgado, 342/368, Coimbra, Portugal (13,380 square meters);

  •
  Largo do Carmo, Faro, Portugal (8,770 square meters);

  •
  R. Andrade Corvo, 10/14, Lisboa, Portugal (12,128 square meters);

  •
  R. Postiguinho Valadares, 12, Castelo Branco, Portugal (5,206 square meters);

  •
  Av. Carvalho Araújo, 629, Vila Real, Portugal (7,599 square meters);

  •
  Av. Infante D. Henrique/Praça Vasco da Gama, Ponta Delgada, Açores, Portugal (6,295 square meters);

  •
  Av. Doutor João Martins Azevedo, 21, Torres Novas, Portugal (7,112 square meters);

  •
  Av. de Zarco, Funchal, Portugal (7,025 square meters); and

  •
  Rua Conselheiro Veloso Cruz, 532, Vila Nova de Gaia, Portugal (6,044 square meters).

        We are not aware of any material environmental issues that may affect our use of these properties.

        We have registered our important trademarks, such as "Portugal Telecom," "PT Comunicações," "Telepac," "Sapo," "Meo," "Moche" and their related logos, in Portugal. We have also applied for a European Community trademark for "Portugal Telecom" and our logo. We do not own any registered patents or copyrights which are material to our business as a whole.

        For information regarding our current and historic principal capital expenditures and divestitures, see "Item 5—Operating and Financial Review and Prospects—Capital Investment and Research and Development."

Competition

        We face substantial and increasing competition. The competitive conditions of each of our business segments are described below.

Competition on a Global Level

        Globally, as telecommunications operators strive to cope with network investments, the sector is facing a significant increase in competition in mature markets in both fixed and mobile communications. In the wireline market, traditional telecommunications companies are threatened by both cable and mobile operators. Cable companies are placing a significant bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fiber solutions. In Europe alone, the number of DOCSIS 3.0 households is expected to grow 44% annually through 2015. On the other hand, 4G is being rolled out around the world, and its high speed and low latency create an opportunity for mobile operators to compete in the residential arena.

        In the mobile market, competition has also intensified, due largely to regulators pushing for aggressive decreases in mobile termination rates. These decreases, in turn, create opportunities for aggressive offerings of all-net bundles that can significantly change completion dynamics, based on the major operators' network externalities. These offers are being launched in several countries with strong customer acceptance.

        The broad telecommunications sector is expected to continue to expand at a global level, but an increasing market share is now occupied by adjacent sector players such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and billing relationships over which users' access services from adjacent players such as well-known companies offering music, video, photos, applications and retail. These adjacent competitors are building strong global brands. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators, but also creating significant opportunities. In fact, in recent years there have been hundreds of transactions in which telecommunications operators acquired adjacent competitors, such as cloud providers, internet companies or software developers.

Competition Facing Our Portuguese Operations

        We face heavy competition from various telecommunications operators. In 2013, our primary competitors in Portugal included ZON-Optimus, Vodafone Portugal (a Vodafone Group subsidiary), Cabovisão/Oni Telecom (100% owned by Altice, a European private equity group that owns Numericable, the leading cable operator in France, in early 2012), AR Telecom and Colt.

        The competitive landscape changed significantly in Portugal with the merger that was approved by the Portuguese Competition Authority in August 2013 of ZON, the largest cable operator, and Optimus, the third-largest mobile operator, which created a new integrated telecommunications operator in Portugal. According to information made public by ZON Optimus, Mrs. Isabel dos Santos is one of the indirect controlling shareholders of ZOPT, SGPS, S.A. (which holds a majority of the voting and total share capital of ZON Optimus). Mrs. Isabel dos Santos is also an indirect shareholder of Unitel, in which we have an indirect investment, and controls Unitel International Holdings B.V., an entity that competes with Portugal Telecom in Cabo Verde and São Tomé and Principe.

        This transaction further increased the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON and Optimus leveraged their position as an integrated telecommunications operator by launching ZON4i in October 2013. This quadruple-play service is now competing with our M4O service, the first quadruple-play service in Portugal, which was launched in January 2013. We have since then launched M4O for satellite TV customers (adding to fiber and xDSL launch offers) and M3O (triple play bundle offer with television, fixed voice and mobile voice).

        The merger between ZON and Optimus illustrates a broader trend towards consolidation in the Portuguese telecommunications market. Even prior to the merger, ZON had acquired the residential business of AR Telecom (approved by the Competition Authority in March 2012), as well as several regional cable TV players (TV Tel, Bragatel and Pluricanal, approved in November 2008).

        Altice also followed this trend by deciding to consolidate their stake of Cabovisão, a regional residential Pay-TV operator, with Oni, a telecom company mostly focused on serving enterprise and corporate customers.

        Another major trend in recent years is the launch of bundled offers with a strong focus on triple-play services. This strategy has been followed by several telecommunications operators, including us (through our Meo brand), ZON Optimus, Cabovisão and Vodafone Portugal. Among these companies, both Portugal Telecom and ZON Optimus have a strong triple-play customer base (Portugal

Telecom with 876 thousand customers at the end of 2013, an increase of 16% from the end of 2012, and ZON Optimus with 788 thousand customers at the end of 2013, a slight increase of less than 1% from the end of 2012). Of our fixed line customers, 34.0% have triple-play services at the end of 2013, and 66.6% of ZON Optimus's subscribers with fixed access have triple-play services at the end of 2013. We compete in terms of content and price through the launch of bundled offers combining several services.

        In the fixed voice market, Portugal had a penetration of 43.2 per 100 inhabitants at the end of 2013, the same penetration that it had at the end of 2012.

        According to ANACOM, we held an estimated 56.4% market share of access lines in the fourth quarter of 2013 (compared to 57.2% in the third quarter of 2012). The fixed voice market in Portugal is mainly a direct access market, which resulted from operators being more focused on direct access commercial offers and placing strong emphasis on customer migration from pre-selection configurations. According to ANACOM, at the end of 2013, there were approximately 103 thousand clients in pre-selection, the lowest figures since 2001. Using the same source, we had an estimated 52.7% market share of total outgoing traffic in 2013, a small decrease of 0.7 percentage points compared to the same period of 2012.

        At the end of 2013, fixed broadband internet reached 2,563 thousand customers in Portugal, with market penetration at 24.4 per 100 inhabitants, up from 22.8 per 100 inhabitants in the fourth quarter of 2012, and still showing a significant upside potential. According to ANACOM, we are the top providers of these services, with 51.1% market share, a decrease of 0.6% compared to the fourth quarter of 2012.

        The Pay-TV market has a total of 3,171 thousand customers, according to ANACOM data as of the fourth quarter of 2013, representing a 53.7% penetration of Portuguese households. ZON Optimus was the market leader with a 47.8% market share. Our brand, Meo, has gained market share, reaching 41.5% in the fourth quarter of 2013, representing an increase of 2.3 percentage points from the fourth quarter of 2012. Cabovisão's market share was 7.1% in the fourth quarter of 2013, a decrease of 0.7 percentage points from the fourth quarter of 2012. Vodafone's market share was 3.5% in the fourth quarter of 2013, representing an increase of 2.1% from the fourth quarter of 2012. The remaining competitors have not achieved significant market shares.

        We have committed to an ambitious FTTH roll-out strategy in the past few years, reaching approximately 1.6 million homes by the end of 2013. ZON Optimus and Cabovisão have leveraged their coaxial cable networks to upgrade to the DOCSIS 3.0 standard. Vodafone has based its offers mainly on IPTV, relying on PT's wholesale offer (ULL) and on its own FTTH network, which is being rolled out. ZON Optimus is obligated to negotiate its fiber network with Vodafone Portugal, as part of a remedy imposed by the Competition Authority after the merger of the two companies (ZON and Optimus). ANACOM is analyzing the creation of a wholesale fiber offer outside Greater Lisbon and Greater Oporto, which would enable our competitors to access any FTTH network rolled out by us outside the designated "competitive areas". We are currently considering the possibility of a further roll-out to an additional one million households to reach 2.6 million FTTH households and launching a wholesale offer that would be available to our competitors.

        At the end of 2013, there were approximately 159.8 active mobile cards per 100 inhabitants in Portugal, making it one of the European countries with the highest adoption rate of mobile services. This level of penetration derives from a dynamic market, mostly based on prepaid services, where operators are focused on providing an extended product portfolio in order to address an extensive range of communication needs for their customers.

        In the mobile market, MEO (our mobile operation) competes with Vodafone Portugal and ZON Optimus, the two other mobile network operators licensed to provide mobile telephone services in

Portugal. In 2007, CTT (the Portuguese postal company) launched "Phone-ix," an MVNO (Mobile Virtual Network Operator) supported by MEO's network, and in 2008, ZON launched an equivalent structure under the brand "ZON Mobile," a mobile virtual operation hosted by Vodafone Portugal's network. After the merger with Optimus, ZON decided to migrate its ZON Mobile customers to Optimus' network, which most likely ended the MVNO agreement with Vodafone Portugal. In 2012, an international MVNO, Lycamobile, was launched in Portugal, supported on Vodafone's network, focusing on offering low-cost international voice and data services targeting a niche market mainly composed of immigrant communities. In early 2013, Vectone, another low-cost MVNO targeting ethnic minorities, was launched, hosted by Optimus' network. Neither MVNO has, so far, been able to gain relevant market share. In 2013, following the merger with Onitelecom, Cabovisão announced that it intended to enter the mobile telephone services by late 2013, in order to compete with our and ZON Optimus quadruple-play offers, and that is was engaging in negotiations with the three mobile network operators to that effect. To date, Cabovisão has not launched its MVNO operation.

        Due to their shareholder structures, MEO's competitors, namely Vodafone Portugal have access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes) to compete aggressively against MEO in the Portuguese mobile telephone market. In addition, by strengthening their position in the mobile business, these assets enable them to compete more directly and aggressively in the fixed line services.

        According to ANACOM, at the end of 2013, MEO had a 46.8% market share in terms of active mobile cards in the Portuguese market, up 2.3 percentage points from the previous year, reflecting the success of the M4O offer. Market share leadership is and will continue to be MEO's priority, as the main mobile competitors, Vodafone Portugal and ZON Optimus, are expected to continue to market their services aggressively. All operators are leveraging new convergent fixed-mobile offers to reduce churn and secure their market shares in both the residential and personal markets.

        With respect to mobile broadband service, according to ANACOM data, there were 759 thousand customers using dongles/modems at the end of 2013, down from 978 thousand customers at the end of 2012. This decrease is primarily the result of (1) the growth in fixed broadband internet access, enabling wireless access at home through wifi routers, (2) the increased penetration of smartphones and tablets that enable email and internet access and (3) the challenging economic backdrop.

        All mobile operators launched 4G commercial offers in early 2012, both in the form of smartphones and dongles, and they have been marketing them aggressively. Operators have also been focusing on extending 4G network coverage as quickly as possible, with MEO reaching 93% of the population at the end of 2013.

        In the mobile broadband market, the competitive landscape has been challenging. Both in 3G and 4G tariff plans, Vodafone Portugal and ZON Optimus have promoted their services aggressively through pricing campaigns under which they decrease the monthly fee during a certain period, as well as subsidize USB dongles.

        In early 2012, MEO launched a multi-SIM offer that can be used both in 3G and 4G tariff plans. This multi-SIM offer allows both MEO mobile broadband and smartphone users to share their data tariff allowance with more than one device.

        Mobile revenues have been under pressure not only from the competitive dynamics but also from the regulatory framework in Portugal. Mobile termination rates decreased approximately 82% from €0.07 in 2008 to €0.0127 in 2012, where they remain. Roaming revenues have also been a subject of regulation, as caps both for retail voice and data roaming services have been implemented. In the first half of 2013, the retail voice cap per minute originated and per minute received were €0.29 and 0.08, respectively, and the retail data cap was €0.70 per megabyte. From July 1 2013, the retail voice caps per minute originated and received are €0.24 and €0.07, respectively, and the retail data cap is €0.45 per megabyte. From July 1, 2014, the retail voice and data caps will be €0.19 per minute originated, €0.05 per minute received and €0.20 per megabyte.

Residential Services

        We face strong competition from both fixed line operators and mobile operators. Currently, all mobile network operators have commercial offers that are a direct alternative to our fixed line telephone services, competing for the same customers. Residential services supported by mobile networks are offered by all mobile operators. In addition, these have also launched low-cost brands that are designed to reach the lower-end segment of the mobile market and have also had an effect on fixed line retail service.

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

Personal Services

        In 2008, an important development occurred in the Portuguese mobile market with the launch of aggressive on-net differentiated pricing plans, known as "tribal plans," led by Optimus (with "Tag") and followed by MEO (with Moche) and Vodafone Portugal ("Extreme" and "Extravaganza"). These tribal plans, targeting the youth segment through strong marketing campaigns, reached beyond this segment and became mass market plans with a strong relative presence in the personal mobile market.

        In addition to the tribal plans, some postpaid, on-net oriented bundles of "voice+internet" were launched by the three major mobile operators, namely MEO (with tmn unlimited), Optimus (with "Smart") and Vodafone (with "Best"). The focus on on-net oriented flat rate plans and bundles of "voice+internet," which offer unlimited on-net voice calls, led to an increase in minutes of usage and an erosion of average revenue per minute.

        In early 2011, MEO expanded its pricing plan portfolio with the launch of e nunca mais acaba, a prepaid flat-fee, on-net pricing plan that expands the tribal plan concept to all MEO customers, a move later followed by Vodafone (with "Vita 0") and Optimus (with "Zero").

        In April 2012, MEO launched a tribal plan, moche sub-25, specifically designed for the youth segment, restricting new additions to those able to prove they are 25 years old or younger. This under-25 tribal plan has a different monthly fee and includes additional services that are appealing to this segment, such as music streaming, unlimited all-net SMS and an internet data allowance. This movement was followed by Optimus with the launch of "TAG sub-25." Vodafone Portugal chose not to launch an under-25 tribal plan, decreasing instead the monthly fee and adding internet data allowance to its mass market tribal plans. MEO and Optimus followed Vodafone Portugal's movement in their mass market tribal plans.

        Mobile operators are also undertaking aggressive marketing efforts, often offering a subscription fee that allows access to cheaper communications during a limited period. Aggressive pricing structures and campaigns have stimulated usage at the expense of eroding retail revenues. MEO has recently launched marketing campaigns focused on its under-25 tribal plan, using its new tariff plan to better segment the market and target its efforts more efficiently.

Enterprise Services

        We face significant competition from several operators in the enterprise services market, namely ZON Optimus, Vodafone Portugal, Cabovisão/Oni Telecom, AR Telecom and Colt. These companies compete with us in providing data communications, voice services and internet services to business customers. Customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

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

        In September 2013, we launched a Tier 3 top-European level data center in Covilhã (central Portugal). The first block was inaugurated with six IT rooms of 520m2 each and a PUE (power usage effectiveness) of 1.25. This new infrastructure will allow us to further take advantage of the cloud services business opportunity. Cloud services are considered to be an attractive growth point in the telecommunications industry, and we intend to position ourselves ahead of the competition to provide such services, which will be an additional source of revenue as well as a retention and loyalty tool in our data and corporate customer category.

Other Services

        We also face competition in our wholesale services. Fixed and mobile operators, other than MEO, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using our network. This is decreasing wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

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

        As of December 31, 2013, Oi was the leading provider of local fixed line services in Region I and Region II with 11.6 million fixed lines in service in Region I and 6.7 million fixed lines in service in Region II. Based on the most recent information available from ANATEL, as of April 30, 2013, Oi had an estimated market share of 67.8% of the total fixed lines in service in Region I and an estimated market share of 62.4% of the total fixed lines in service in Region II. Oi's principal competitors for fixed line services are (1) Embratel, which had an estimated market share of 20.3% of the total fixed lines in service in Region I and an estimated market share of 13.0% of the total fixed lines in service in Region II as of April 30, 2013, based on the most recent information available from ANATEL, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 6.9% of the total fixed lines in service in Region I and an estimated market share of 20.7% of the total fixed lines in service in Region II, as of April 30, 2013, based on the most recent information available from ANATEL.

        Embratel provides local fixed line services to residential customers through fixed devices that receive wireless signals from a single transmission tower located near the subscriber's residence and through the cable network owned by its subsidiary Net in the portions of Region I and Region II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Competition from Embratel is expected to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where it continues to expand its local fixed line network.

        GVT has been increasing its competitive activities in Region I and Region II, expanding its fiber optic network in high-income residential areas and increasing its services to small- and medium-sized businesses. Competition from GVT is expected to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, and in some medium size cities with population in the range of 350,000 to 1,000,000, where GVT continues to expand its local fixed line network.

        We expect Oi to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed line service market. As of December 31, 2013, there were 137.4 million mobile subscribers (including Oi's mobile customers) in Region I, a 3.91% increase over December 31, 2012, and there were 68.3 million mobile subscribers (including Oi's mobile customers) in Region II, a 2.7% increase over December 31, 2012, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed line subscribers and the volume of local fixed line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider's network at rates that are less than those charged for calls from a fixed line telephone to a mobile telephone, Oi may be vulnerable to traffic migration as customers with both fixed line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Long-Distance Services

        The long-distance services market in Brazil is highly competitive. As of December 31, 2012, based on the most recent information available from ANATEL, of the total number of national long-distance minutes originated nationwide, Oi had a market share of 11.0%, ranking behind TIM with 50.1% and Embratel with 27.7% and ahead of Telefônica Brasil with 8.44%.

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

        Increased competition from long-distance service providers has resulted in pressure on Oi's long-distance rates and adversely affected Oi's revenue from these services. In addition, the proliferation of new types of service plans, such as "same network" subscription plans that offer unlimited long distance calls and data combination plans are impacting the long-distance services market in Brazil. Competition in the long-distance market may require Oi to increase its marketing expenses and/or provide services at lower rates than those Oi currently expects to charge for such services. Competition in the long-distance market has had and could continue to have a material adverse effect on Oi's revenues and margins.

        Furthermore, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact Oi's revenues from mobile long-distance calls if Oi's mobile customers migrate to its competitors to remain within the network of the people to whom they plan to place long-distance calls. However, as a result of the increased use of SIM card-only strategies by other mobile service providers, there is a trend among Brazilian prepaid customers to purchase SIM cards from multiple mobile service providers to maximize the number of calls that they can make which are covered by these promotional offers.

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

Mobile Services

        The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. Oi competes primarily with the following mobile services providers, each of which provides services throughout Brazil:

  •
  Telefônica Brasil, which is a subsidiary of Telefónica S.A., and which markets its personal services under the brand name "Vivo";

  •
  TIM, which is a subsidiary of Telecom Italia S.p.A.; and

  •
  Claro, which is a subsidiary of América Móvil.

        In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel launched commercial services on its 3G network in December 2012. Nextel's entrance in the market could increase competition for mobile services as it expands its network.

        As of December 31, 2013, based on information available from ANATEL, Oi had a market share of 18.5% of the total number of subscribers in Brazil, ranking behind Telefônica Brasil with 28.5%, TIM with 27.1%, and Claro with 25.3%, and Oi captured 10.5% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2013.

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

        Oi's principal competitors in the commercial data transmission services market are Embratel, GVT and Telefônica Brasil. The commercial data transmission services market is significantly less regulated than the fixed line, long-distance and mobile services markets. Along with growth in traffic volume and increasing demand for broadband capacity, significant price reductions in data transmission services are expected, as competitors expand their networks. In recent years, there has been a shift in competition towards value-added services provided over IP platforms and VPN services.

Pay-TV Services

        In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of Pay-TV services. As a result, the Pay-TV market in Brazil has a lower penetration rates as compared to developed countries, and even to other Latin American countries, such as Argentina, Chile and Mexico. Penetration rates for Pay-TV services have grown from 8.0% of Brazilian households in 2005 to 28.9% in 2013. According to information available from ANATEL, the Brazilian Pay-TV services market grew by more than 9.8% from December 31, 2012 to December 31, 2013.

        The primary providers of Pay-TV services in Region I and Region II in Brazil are SKY, which provides DTH services, and América Móvil, which provides DTH services through Embratel under the "Claro TV" brand and provides Pay-TV services using coaxial cable through Net. Oi commenced offering DTH Pay-TV services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, Oi expanded this service to the Federal District and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, Oi expanded this service to the remaining states of Region I and Region II.

        In December 2012 and January 2013, Oi began to deliver Oi TV through its fiber optic network using IP TV in the city of Rio de Janeiro and Belo Horizonte, respectively. Oi plans to gradually expand its IP TV service to other cities.

Regulation

Portugal

        As a telecommunications provider, we are subject to a variety of regulations as well as general competition law and other laws. Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the EC and national, state, regional and local authorities. This section describes the regulatory frameworks and key regulatory developments at the regional level and in the selected countries in which we operate.

  Regulatory Institutions

  •
  European Commission.  The EC ensures that EU member states fully and correctly implement EU requirements in national law. The EC routinely monitors the status of EU member states in implementing EU directives. Most of the EU rules on competition and sector-specific regulation have the force of law in all EU member states and therefore apply to us in Portugal. The Directorate-General for Competition of the EC is responsible for considering potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Lisbon relating to competition in the EU. Among other things, the Treaty of Lisbon prohibits (1) agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU and (2) any abuse of a market-dominant position within the EU that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. The Directorate General for Communications Networks, Content & Technology (DG Connect) of the EC is responsible for, among others, coordinating the regulatory framework for competition and growth over the entire range of issues in the telecommunications field: economic analysis, impact assessment, policy development, regulatory compliance.

  •
  ANACOM.  The Autoridade Nacional das Comunicações, or ANACOM, is the Portuguese telecommunications regulator. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications networks and services providers in Portugal. The Portuguese government has substantially increased the autonomy of ANACOM and has allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers and other interested parties. It can impose fines on us if we do not meet our obligations under the law or its determinations. ANACOM's decisions are subject to judicial review.

  •
  Portuguese Competition Authority.  Our activities are also overseen by the Portuguese Competition Authority (Autoridade da Concorrência), which is responsible for enforcement of competition law in Portugal. It is also responsible for considering complaints relating to our business practices or other business arrangements. Under Portuguese law, we and our subsidiaries are permitted to appeal any adverse decision of the Portuguese Competition Authority to the courts. The Portuguese Competition Authority's decisions are subject to judicial review.

  •
  ERC.  The Entidade Reguladora para a Comunicação Social, or the ERC, is the independent regulatory authority for the Portuguese media. ERC's primary responsibilities are the regulation and supervision of all entities that undertake media activities in Portugal. ERC is a legal entity endowed with administrative and financial autonomy. ERC oversees compliance with respect to fundamental rights such as freedom of the press, right to information, independence from political and economic power and freedom of speech. It is also responsible for monitoring compliance by all companies operating in the media sector, with standards for media and broadcast content, as well as for promoting the proper and effective functioning of the market where such companies operate. ERC's decisions may affect, among others, news agencies, periodicals, radio or television operators, and radio and television distribution operators.

  EU Regulatory Framework and Relevant Markets

        The European Union regulatory framework for electronic communications networks and services consists of five directives governing procedures, authorizations, access, universal service and data protection; a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation under a common regulatory framework for electronic communications networks and services; and two regulations: one concerning the Body of European Regulators for Electronic Communications (BEREC) and one other concerning roaming on public mobile communications networks. EU directives, regulations and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets, which may be subject to "ex ante" regulation, have involved constant changes and refinements to this framework. The framework focuses on issues such as reinforcing consumer rights, encouraging competitive conditions among operators to increase consumer choice, promoting investment in new communications infrastructure (such as by freeing spectrum for the provision of broadband services) and ensuring network security and integrity. Under the current regulatory framework, obligations can be imposed on operators having significant market power in any of the one retail and six wholesale markets identified by the EC. Because we are active in all of these markets, these regulatory measures have and will continue to affect our businesses and operations.

        Within the EU framework, ANACOM has identified, in the first round of analysis initiated in 2004, 19 retail and wholesale markets in Portugal. In a process it is required to undergo periodically, ANACOM has found Portugal Telecom to have significant market power in all but one of the analyzed markets, where ANACOM determined that no operator had significant market power (wholesale transit services). These markets included: (1) retail markets—access to the public telephone network at a fixed location (residential and business), publicly available local and/or national telephone services provided at a fixed location (residential and business), publicly available international telephone services provided at a fixed location (residential and business), telephone services at a fixed location using non-geographic numbers, such as toll-free numbers and leased lines; and (2) wholesale markets—call origination on the fixed telephone network provided at a fixed location, call termination on individual public telephone networks provided at a fixed location and wholesale unbundled access to local metallic loops, wholesale leased lines (trunk segments and terminating segments) and wholesale broadband access.

        In its second round of analysis, ANACOM conducted a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of wholesale (physical) network infrastructure access and wholesale broadband access. With respect to Wholesale Markets 4 and 5 (for the provision of wholesale (physical) network infrastructure access and wholesale broadband access), ANACOM has segmented the broadband market geographically between "C" (competitive) areas and "NC" (non-competitive) areas. In the "NC" areas we are obligated to provide a wholesale local loop unbundling reference offer (in relation to Market 4) and to provide a wholesale broadband (bitstream) reference offer (in relation to Market 5). Market 5 was deregulated in "C" areas, and hence all obligations in this market, including the wholesale bitstream reference offer, no longer apply. Nevertheless, while our obligation to provide a bitstream reference offer (Rede ADSL PT) in "C" areas expired after a transitional period, we have decided to maintain the bitstream reference offer. See "Areas of Recent Regulation and Updates—Next Generation Access Networks."

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

        In December 2013, ANACOM launched a public consultation on a draft decision regarding the re-analysis of the retail markets for fixed access and telephony services and of the wholesale market for call origination at a fixed location. ANACOM is proposing to withdraw the existing retail regulation on those markets while continuing to fully regulate the wholesale call origination market.

  Our Concession and Existing Licenses and Authorizations

  General

        The EU prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure efficient use of radio frequencies. Pursuant to this directive, which is part of the EU electronic communications framework, an operator must have a general authorization for the provision of electronic communications networks or services. A license for individual rights of use can be required for the use of radio frequencies or numbering resources. The objective of this authorization regime is to introduce more flexibility into the licensing framework.

        Currently, we have a concession for the provision of universal service and it permits us to provide public switched fixed line telephone services in Portugal. We have entered into an agreement with the Portuguese government for the revocation of that concession, as described under "—Our Fixed Line Concession" below.

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

        The Ministry of Finance is responsible for monitoring financial issues with respect to our concession. The Ministry of Economy is responsible for all other issues under our concession. Disputes concerning the application and interpretation of our concession are resolved through arbitration. ANACOM is responsible for issuing regulations and is authorized to monitor and assess penalties up to a maximum of €5 million if we fail to fulfill our obligations under our concession or other obligations imposed by law.

  Our Fixed Line Concession

        The Portuguese government granted us a concession, currently held by our subsidiary, PT Comunicações, with an initial term expiring in 2025, which was terminated early after PT Comunicações and the Portuguese government reached an agreement in November 2013 on revoking that concession, following the designation of ZON and Optimus as the universal service provider of access to a publicly available electronic communications network and telephone services at a fixed location. On March 7, 2014, Decree-Law 35/2014 was published in the Portuguese official gazette, formally revoking our concession agreement pursuant to the November 2013 revocation agreement signed by us and the Portuguese government. In addition, Decree-Law 35/2014 provides that the revocation will become effective by June 1, 2014, at the latest, which corresponds to the deadline for commencement of the provision of the universal services by ZON and Optimus.

        Our concession granted us the right to install, manage and operate the infrastructure that forms part of the basic telecommunications network. It also stipulated the provision of maritime mobile service, fixed telex service, fixed switched data transmission service and telegraph service, as services of public interest. Under the Electronic Communication Law of 2004, as the Universal Service Provider, PT Comunicações was also obligated to provide a comprehensive directory and directory inquiry services. However, other than our ceasing to be the Universal Service Provider (except with respect to public payphones), as described in "—Areas of Recent Regulation and Updates—Universal Service Obligations" below, the revocation of our concession will not cause any material change in the telecommunications services we are able to provide.

        By resolution of the Council of Ministers of January 10, 2013, the Portuguese government determined that the maritime mobile service should cease to be provided as a service of public interest from April 30, 2013. After informing the subscribers of this service of the termination in advance, PT Comunicações proceeded to terminate it. In addition, pursuant to the Resolution of the Council of Ministers published on October 18, 2013, fixed telex service, fixed switched data transmission service and telegraph service (telegrams) no longer had the nature of public services as of January 31, 2014, thus terminating PT Comunicações' legal obligation to assure their provision. The clients of the first two services were informed of such discontinuation in advance. PT Comunicações opted commercially to continue the provision of fixed telegraph service as of February 1, 2014.

        Furthermore, on July 20, 2013, the Portuguese government decided to start a direct adjustment procedure for the provision of a comprehensive directory and a directory inquiry service for a period of 12 months, with the possibility of such period to be extended for another six months. PT Comunicações was the only company to submit a proposal under this procedure, whereby the Portuguese government awarded it the provision of these services, in November, 2013.

        We are subject to a rights-of-way regime in Portugal, whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. Our exemption from municipal taxes is currently being challenged in court. See "Item 8—Financial Information—Legal Proceedings—Claims for Municipal Taxes and Fees in Our Portuguese Telecommunications Business."

  DTT Services

        For a summary of our usage rights for DTT, see "Areas of Recent Regulation and Updates—DTT Services" below.

  Our Fixed Line and Data Licenses

        We also hold the following licenses: (1) a non-exclusive license to provide fixed line telephone services; (2) a non-exclusive license to be a "Public Telecommunications Networks" operator; and (3) all the licenses formerly held by Telepac, including a data communications license. Our current data communications license authorizes us to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes us to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes us to construct certain network infrastructure in connection with licensed services. Licenses have also been granted to other providers of data communications and internet access services, including companies associated with major international telecommunications providers. However, companies are not required to have a license to provide data communications services and internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme. Since 1997, we have also held a license to provide data communications services using satellite infrastructure and a license to offer voice services to corporate networks and other closed groups of users.

  MEO's Mobile Service License

        Portuguese mobile telephone service licenses are valid for 15 years and are issued by ANACOM. These licenses authorize the use of radio spectrum and the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal's population within a specified period. Charges for the provision of mobile telephone services are not subject to regulation.

        Through MEO, we hold a renewable license to provide traditional and GSM digital mobile telephone services throughout Portugal. The authorization for the use of GSM radio spectrum is valid until March 16, 2022. We are required to comply with a number of mobile telephone service criteria, including satisfying minimum quality standards regarding blocked call rates, network effectiveness and servicing time, and providing certain services. We are also required to provide ANACOM with information about our mobile telephone operations, including the number of customers, number and average duration of calls on a quarterly basis, and annual information about the development of infrastructure.

        ANACOM also issues UMTS licenses, which are the European version of the globally accepted technical standards for 3G mobile communications. The broadband capacity of the frequency spectrum allocated under the UMTS licenses enables operators to supply video and internet content to mobile telephones at higher transmission speeds. On January 5, 2012, ANACOM issued a final report on an auction for the allocation of rights of use of frequencies in the 450, 800, 900, 1800 MHz and 2.1 and 2.6 GHz bands. Following that auction, on March 9, 2012, ANACOM issued the final renewable license to MEO, allowing the provision of electronic communications services based, among others, on LTE technology. This license is valid until March 2027, and it also unifies the previous GSM and UMTS licenses issued by ANACOM.

Areas of Recent Regulation and Updates

  Number Portability and Carrier Selection

        Number portability allows a subscriber at a specific location to change service providers without having to change telephone numbers. Under ANACOM regulations, we are required to allow number portability for both fixed line and mobile services within one working day, save for in exceptional circumstances duly identified. ANACOM requires call-by-call carrier selection to be offered by us for long distance and international calls. Call-by-call carrier selection enables customers to select the carrier of their calls by dialing a code connecting them to the selected carrier. All fixed line network operators with significant market power must offer carrier pre-selection. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making calls.

  DTT Services

        PT Comunicações holds frequency usage rights for DTT associated with the transport of the signal of free-to-air television channels (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." PT Comunicações fulfilled all of its obligations with respect to the usage grant and successfully concluded the channel update process. PT Comunicações is entitled to receive compensation or reimbursement, to be provided pursuant to a governmental ordinance, for the costs related to the channel update process.The switch-off of the analog television network in Portugal occurred on April 26, 2012. Designed to ensure equal access to DTT, the DTT usage rights require PT Comunicações to subsidize the installation and purchase of DTT-related equipment for individuals with special needs (e.g., the elderly, low income groups, etc.).

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

  Leased Lines Reference Offers and Ethernet Access Reference Offers

        Our Leased Lines Reference Offer (oferta de referência de circuitos alugados), or ORCA, sets forth the characteristics and the technical and commercial conditions associated with the provision of leased circuits by our subsidiary PT Comunicações in the wholesale markets. Our Ethernet Accesses Reference Offer (oferta de referência de circuitos Ethernet), or ORCE, sets forth the characteristics and the technical and commercial conditions associated with the provision of Ethernet circuits by PT Comunicações in the wholesale markets.

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

  Wholesale Market for Voice Call Termination on Individual Mobile Networks

        The regulation of the market for wholesale voice call termination establishes a price control obligation on wholesale voice call termination services. Following EC recommendations on the regulatory treatment of fixed and mobile termination rates in the EU, this price control results in a cost-oriented price cap determined by a pure Long-Range Average Incremental Cost, or LRIC, bottom-up cost model.

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

  Next Generation Access Networks

        ANACOM provides a segmented approach on the regulation of Next Generation Access Networks, or NGAs, which addresses several issues, including market and technological issues, the impact of NGAs on existing networks, applicable development models, public policy considerations and regulatory models. In areas designated "C" (competitive) areas, the main obligation is access to ducts, and in areas designated "NC" (non-competitive) areas, the obligations are access to ducts, access to fiber and advanced bitstream, subject to conditions. On February 6, 2012, ANACOM approved a draft decision related to the definition of the markets of wholesale (physical) network infrastructure access ("Market 4") and wholesale broadband access ("Market 5"), evaluation of significant market power and the imposition, maintenance, modification or suppression of regulatory obligations. ANACOM proposes to maintain the national scope of Market 4 and the geographic segmentation in Market 5, which is divided into "NC" Areas and "C" Areas (the latter unregulated). According to this draft decision, we will continue to be considered to have significant market power in Markets 4 and 5.

        According to the draft decision concerning access obligations in the market of wholesale (physical) network infrastructure access, in addition to the obligation of granting unbundled access to copper loops and subloops and to ducts and poles at the national level, ANACOM intends to impose a geographically differentiated obligation to grant virtual access to optical fiber (advanced bitstream). This obligation would not be imposed in 17 municipalities that are considered to have conditions for other operators to invest in fiber. In addition, we would also be required to demonstrate to ANACOM that the difference between our retail prices and the prices of the wholesale offers made available to other operators does not result in a margin squeeze. The review was not concluded, due to the changes that took place in the domestic market during 2013 (merger between Zon and Optimus and investments initiated by Vodafone and Altice, for expansion of their fiber networks) and the publication, in September 2013, of the EC's recommendation on NGA non-discrimination and costing methodologies. In light of these developments, a new ANACOM consultation on Markets 4 and 5 is expected during the first half of 2014.

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

        The current legal framework also foresees the implementation of a Centralized Information System, or SIC, to be managed and operated by ANACOM and whose main objective is to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese government, autonomous regions, municipalities, publicly held companies or concessionaires, other entities owning or using infrastructure in the public domain, autonomous regions or municipalities and electronic communications undertakings. Other elements, such as the terms upon which objects will be geographically defined through the combination of their administrative location and georeferencing, are also set forth.

        Since PT Comunicações already has reference offers under which it is required to provide a substantial amount of information to operators that wish to use its ducts, poles and associated infrastructure, we are paying close attention to the implementation of the SIC, since we do not wish for the SIC to compound PT Comunicações's obligation to provide information regarding its ducts and associated infrastructure.

        Between April 27, 2012 and July 20, 2012, a public consultation was held on the reduction of NGA roll-out costs, highlighting the need for more coordination, information and transparency between the different stakeholders. According to the EC, 80% on the investment costs in NGA networks relate to the deployment of civil infrastructure, as is the case of trenching and laying of ducts, and up to 30% of these costs are due to inefficiencies. The EC is of the opinion that the NGAs and the Member States may intervene at this level, making infrastructures sharing mandatory, including those of the utility companies. The EC published the report on this public consultation on November 22, 2012 and proposed a draft regulation on March 26, 2013. On November 28, 2013, the ITRE Committee of the European Parliament proposed a number of amendments to the European Commission proposal, proposing that the measures to reduce the cost of broadband deployment should be addressed through an EU directive rather than a regulation, thus giving the Member States more flexibility to adjust to specific local or national rules on this matter.

        Negotiations between the European Parliament and the European Council took place in early 2014. On April 15, 2014, the European Parliament plenary adopted the measures proposed in these negotiations to reduce the costs of deploying high-speed broadband networks with no substantial amendments to the final report published by the ITRE Committee of the European Parliament on March 20, 2014. No further amendments to this report are expected and the formal adoption by the European Council is expected during the first half of 2014. If adopted, Member States will be required to transpose the directive into national law by January 1, 2016 and these national laws will enter into force by July 1, 2016.

        On December 5, 2012, the EC sent its draft recommendation on NGA non-discrimination and costing methodologies to BEREC. The draft recommendation expands on the principles set out by Commissioner Kroes, in July 2012, that price orientation to costs could be more flexible in certain circumstances, in return of a tighter control of non-discrimination at the wholesale level. BEREC issued its opinion on this draft recommendation on March 26, 2013, endorsing the objectives of the EC but criticizing and asking for amendments of some aspects of the draft recommendation. According to BEREC, the recommendation should not suggest a specific costing methodology but identify the fundamental principles to be respected. The EC did not take into account the opinion of BEREC in this matter and obtained, on July 11, 2013, the favorable opinion of COCOM (Communications Committee), enabling the final adoption of the recommendation.

        On September 9, 2013, the EC formally published the final recommendation on non-discrimination and NGA cost models, included in the presentation and proposal of the so called Connected Continent package. The (non-binding) recommendation aims at promoting investment and innovation in new network infrastructures, while ensuring effective competition. The recommendation seeks to (i) ensure an effective level playing field through the application of stricter rules on non-discrimination, (ii) set predictable and stable prices for access to copper networks and (iii) increase regulatory certainty as to the circumstances that should lead to the non-imposition of regulated prices for wholesale access to next generation networks. The Connected Continent package was approved by the European Parliament on April 3, 2014 and this recommendation may have an adverse effect on our business.

  Cost Accounting System, or CAS

        PT Comunicações runs an activity-based, fully distributed historical cost model, first developed following the privatization of the company in 1995. The CAS is also a regulatory obligation imposed on us within the scope of our concession and relevant market regulations.

        Following a set of ANACOM's determinations and recommendations concerning the improvement of PT Comunicações' CAS and the review and resubmission of the results of the CAS for 2007, and subsequently for 2008 and 2009, PT Comunicações sent the revised results of the CAS for these years to ANACOM (in February, April and May of 2013).

        On June 6, 2013, ANACOM declared the conformity of PT Comunicações' CAS for the exercises of 2008 and 2009 with the applicable regulatory dispositions, and approved determinations and recommendations concerning the improvement of the CAS.

        Following a request submitted by PT Comunicações and a public consultation, ANACOM approved on December 5, 2013 the final decision concerning the methodology for the calculation of PT Comunicações' Weighted Average Cost of Capital applicable from 2012.

        In a letter dated August 29, 2013, ANACOM informed PT Comunicações of the schedules for the auditing processes to the CAS and the Net Costs of the Universal Service, or NCUS, for 2010 to 2012, and for the works concerning the revision of the CAS.

  Compensation for the Negative Operating of the Mandatory Services

        Until our concession is terminated, PT Comunicações has the right to be directly compensated by the Portuguese government for the negative operating margins resulting from the mandatory provision of fixed telex service, fixed switched data transmission service, telegram service, broadcasting and distribution service of telecommunications broadcasting signals and maritime mobile service.

        ANACOM notified PT Comunicações of the approval of the final decision concerning the reformulated results of the operational margins of fixed telex service, telegram service, broadcasting and distribution service of telecommunications and broadcasting signal and maritime mobile service for 2007 (in its letter of April 8, 2013) and for 2008 and 2009 (in its letter of June 7, 2013); the corresponding notifications were sent by ANACOM to the General Inspection of Finance. In its letter of December 9, 2013, PT Comunicações submitted to ANACOM information on the operational margins of fixed telex service, telegram service and maritime mobile service, for 2012.

        Currently, there is a proceeding with the arbitral court, convened by us in 2012, in which we have challenged the Portuguese government (General Inspection of Finances) regarding the view expressed by the latter on the subject of negative operational margins of the mandatory services in 2006. According to the General Inspection of Finances, the negative margin should be compensated after deduction of the positive margins that some of the required services may eventually present.

  Regulation on the Settlement and Collection of Regulatory Fees

        According to the Administrative Rule 1473-B/2008 of December 17, 2008, all providers are subject to the payment of a regulatory fee for the provision of electronic communications networks and services, through which they cover the administrative regulatory costs of ANACOM.

        By a deliberation dated July 11, 2013, ANACOM approved the report concerning its administrative costs and the amount resulting from the collection of the fees owed by the suppliers of networks and electronic telecommunication services for 2012. It was also decided to reimburse to the suppliers of networks and electronic telecommunication services a total amount of €334,316.04 for 2012, and €22,426.21 for a correction for 2011. As a result of this last correction, the contributory percentage was set at 0.5505% for 2011. For 2012, the contributory percentage was set at 0.5475%.

        By a deliberation dated July 25, 2013, ANACOM determined the value of the administrative costs, to be considered for purposes of the settlement of the fees due for the exercise of the activity of supplier of networks and electronic telecommunication services, in the amount of €24,5 million in 2013.

        In its letter of October 1, 2013, in reply to a request by ANACOM, PT Comunicações submitted to ANACOM the rectified declarations of the relevant profits for 2007 to 2009, following the adjustments resulting from the auditing process and calculation of the final NCUS values for those three years.

        ANACOM, by a deliberation dated October 19, 2013, approved the revision of the settlement of the fees due for the exercise of the activity of supplier of publicly available networks and electronic communication services for 2009 and 2010, following the correction of the value of PT Comunicações' relevant revenues, according to the final values of the net costs of the universal service for 2007 to 2009. The upwards revision of PT Comunicações' relevant revenues resulted in an increase of the total amount of relevant revenues of the companies at "level 2", with an impact in the value of the contributory percentages for 2009 and 2010, which was set at 0.4827% and 0.4908%, respectively.

        On October 31, 2013, ANACOM approved the revision of the settlement of fees due for the activity of provider of publicly available networks and electronic communications services, for 2011 and 2012. This decision followed the correction of the amount of relevant revenues of PT Comunicações resulting from the final values of the net costs of universal service for the years in question, submitted to ANACOM by PT Comunicações on October 16, 2013, in accordance with Article 9, paragraph 1 of Ordinance No. 1473-B/2008 of December 17, 2008, revised by Administrative Rule No. 296-A/2013, of October 2, 2013.

        By a decision dated November 21, 2013, ANACOM approved the values to be considered in the formula for calculating the fees due for the activity of provider of publicly available networks and electronic communications services, having settled the value of the contributory percentage at 0.4880% for 2013.

  Universal Service Obligations

        For the past several years, we have had obligations as a universal service provider under a concession for public telecommunications service that will cease to be effective in the first half of 2014. Universal services are divided into three functions: (1) connection to a public telecommunications network at a fixed location and the provision of public telephone services, (2) publicly available telephones and (3) comprehensive directory and directory inquiry services. Under the tender for designation of the Universal Service Provider described below, these functions are further divided into three geographic regions: North, Center and South and Islands. On October 12, 2012, following ANACOM's decision on the designation of a universal service provider, the Portuguese Ministries of Finance, Economy and Employment launched a public tender to designate universal service providers for each of the three functions described above (referred to as Tender 1, Tender 2 and Tender 3), which included a compensation fund for universal service providers, as described below, and a related renegotiation of our concession. To select the company responsible for providing a comprehensive directory and a directory inquiry service, the criterion was the highest remuneration payable to the Portuguese government. The granting period for each of the services was set at five years. Pursuant to the qualifying report issued on February 2, 2013, PT Comunicações qualified for each of the Tender 1, Tender 2 and Tender 3 categories. The deadline for the submission of proposals for each of these tenders was March 15, 2013. PT Comunicações, ZON and Optimus presented bids for Tender 1, PT Comunicações presented the only bid for Tender 2, and no bids were presented for Tender 3.

        On April 18, 2013, ANACOM published a preliminary report regarding the bids for Tenders 1 and 2, as there was no bidder in Tender 3. In accordance with this report, PT Comunicações did not present the lowest bid in Tender 1 (which was the relevant criterion for this tender) and, as such, will not continue to be the universal service provider of access to a public telecommunications network at a fixed location. PT Comunicações's services in this regard will cease on June 1, 2014, at the latest. See "—Our Concession and Existing Licenses and Authorizations—Our Fixed Line Concession" above.

        However, PT Comunicações did submit the lowest bid for Tender 2 and will continue to be the universal service provider of publicly available telephone (payphones).

        On October 18, 2013 the Portuguese government confirmed these results and determined the designation of Optimus and ZON as the universal service providers for the connection to a public electronic communications network at a fixed location and the provision of publicly available telephone services, and of PT Comunicações as the universal service provider for publicly available telephone (payphones).

        In addition, on July 29, 2013, the Portuguese government decided to initiate a direct award procedure in respect of the provision of comprehensive directory and directory inquiry services for a period of 12 months, with the possibility of such period being extended for an additional 6 months. As the only company that presented a proposal, on November 7, 2013, PT Comunicações was awarded by the Portuguese government with the right to provide these services.

        In addition, even in the cases where PT Comunicações is the universal services provider, we will be required to contribute to the compensation fund for universal services providers according to our share of the revenues of the national telecommunications sector.

        By a deliberation dated August 1, 2013, ANACOM approved the draft decision on the final results of the audit to NCUS resubmitted by PT Comunicações for 2007 to 2009: €23,584,976.93 in 2007, €20,168,431.93 in 2008 and €23,057,573.48 in 2009. This draft decision was submitted to prior hearing of the interested parties and public consultation. On September 19, 2013, ANACOM approved the final decision having maintained the values proposed on the draft decision.

        On August 19, 2013, following a deliberation by ANACOM dated June 20, 2013 regarding the decision on the results of the audit to NCUS for 2007 to 2009, PT Comunicações sent to ANACOM new values for the NCUS in 2010 and 2011, according to the final methodology settled. According to Law 35/2012, which established the compensation fund for the universal service of electronic communications, for the financing of the NCUS, on October 31, 2013 PT Comunicações submitted to ANACOM the calculation of the NCUS for 2012, taking into account the deliberations of the Regulatory Authority concerning the methodology of calculation of the NCUS and the recommendations made in the audit of the NCUS for 2007-2009.

  Network Security

        On December 12, 2013, ANACOM approved a decision on the circumstances, format, and procedures applicable to reports regarding security breaches or loss of integrity with a significant impact on the functioning of electronic communications networks and services available to the public. This decision also sets forth the conditions under which ANACOM considers there is a public interest in disclosing information regarding those events to the public. Further to this decision, we will have to implement all the necessary measures to comply with the same by June 12, 2014, which will require implementing new procedures and adapting information systems to produce the relevant information to notify to ANACOM.

  Cloud Computing

        The EC issued a review of cloud computing in Europe with the goal of enabling and facilitating its adoption throughout all sectors of the economy with the goal of cutting ICT costs and boosting productivity, growth and jobs. The EC put forward a set of measures that, in its view, are key to promoting cloud computing and ensuring users' rights.

        On December 12, 2012, the Directorate-General for Justice organized a workshop on cloud computing contracts, with the purpose of exploring stakeholders' experiences and views on cloud computing contracts with the EC. The EC and stakeholders discussed possible future developments of the market, issues relating to cloud computing contracts, based on existing practice, the economic impact of these issues in cloud computing contracts and the possible ways forward. The EC considered the workshop a first step to find precise feasible mandate for an expert group that was formed in September 2013 to address cloud computing issue pertaining to fair and balanced contract terms, trust of costumers and users and increased legal certainty.

  Cinema Law

        Following the publication on September 6, 2012 of the Law No. 55/2012 (Cinema Law) that establishes the Portuguese government action principles in the promotion, development and protection of the art of cinema and cinematographic and audiovisual activities, which imposes obligations on television distributers and operators of video-on-demand services, two regulations of the Cinema Law were published.

        Firstly, Decree-Law No. 9/2013 of January 24, 2013, which foresees, among other issues, the obligation to reverse charge the annual fee for each subscription of television services by July 1 of the following year to which the data reported relates as well as the obligation to provide to the Portuguese Cinema and Audiovisual Institute (Instituto do Cinema e do Audiovisual), or ICA, with the reports that were sent to ANACOM regarding the number of television services subscribers.

        Secondly, Decree-Law No. 124/2013 of August 30, 2013, which foresees, among other issues, the obligation to invest 1% of video-on-demand services revenues in film production and audiovisual ensured through an annual investment in national cinematographic works, the obligation to report to ICA until June 30 of each year, the video-on-demand services revenues earned in the previous year, the obligation to report to ICA until January 31 of the following year to which the investment relates (1) the title, type and gender of each creative national film work object of investment; (2) the identification of the independent producers and other author and neighboring rights holders over such works; (3) the amount and type of investment made in each work; and (4) the demonstration of the actual costs with the creation of an area devoted to national works and the loss of revenue by applying the conditions of remuneration of such rights holders foreseen in the Cinema Law (i.e., a 50% revenue share), subject to the demonstration that they are more disadvantaged in relation to the operator when compared with the agreed conditions with other content providers of the same type.

        On October 17, 2013, we were notified by ICA of the official settlement regarding the above mentioned annual fee. Given that we believe such annual fee to be unconstitutional, we have decided not to make any payment and to provide a bank guarantee under the tax enforcement process of which it was notified on December 5, 2013. We will also file a complaint.

        On January 2, 2014, the Portuguese government has made public the intention to propose to the European Parliament some changes regarding the Cinema Law, including (i) the reduction of the annual fee for TV subscriptions to €1.75 (to be increased up to a maximum of €2 from 2020 on) and (ii) the transfer of funds from ANACOM to ICA in an amount to be set between 75% and 100% of the total annual fee mentioned herein. The above-mentioned amendments were approved by the European Parliament on February 14, 2014.

  Roaming

        The EC regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and SMS, or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as "Roaming III," which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale market, retail market, data and SMS, Roaming III also features (1) extended transparency and consumer-protection measures ("bill-shock") that go beyond the EU territory, (2) a cap on retail data roaming communications, (3) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (4) the decoupling of roaming services from other services, while enabling a consumer to use the same number, no later than July 1, 2014.

        On July 1, 2013 the new price caps, valid until July 2014, entered into force:

  •
  For voice calls, at the retail level: €0.24/min for outgoing calls and €0.07/min for incoming calls. At the wholesale level: €0.10 for incoming calls;

  •
  For outgoing SMS, €0.08 (retail) and €0.02 (wholesale); and

  •
  For data traffic: €0.45/MB (retail) and €0.15/MB (wholesale).

        As of July 1, 2014 the price caps, valid until June 30, 2017 (retail level) and June 30, 2022 (wholesale level), if not revised before, shall be of:

  •
  For voice calls, at the retail level: €0.19/min for outgoing calls and €0.05/min for incoming calls. At the wholesale level: €0.05 for incoming calls;

  •
  For outgoing SMS, €0.06 (retail) and €0.02 (wholesale); and

  •
  For data traffic: €0.20/MB (retail) and €0.05/MB (wholesale).

        On March 18, 2013, BEREC published its guidelines on the interpretation and implementation of Roaming Regulation III, except with regard to Articles 3, 4 and 5 concerning the wholesale access and the separate sale of roaming services. Issues concerning wholesale access had already been object of specific guidelines, published on September 27, 2012, and the separate roaming services (single IMSI and LBO—Local break-out) sale was also object of specific guidance, published on July 5, 2013.

        In addition, the EC's proposed "Connected Continent" legislation could lead to the elimination of roaming charges for calls within the EU, as discussed in the next paragraph. The EC has stated that it believes roaming charges within the EU should end.

  "Connected Continent" Legislative Package

        The EC is finalizing its plans to pass a legislative package implementing a single telecommunications market—the so-called "Connected Continent" legislation—in order to stimulate the provision of cross-border European services. The draft legislation, in its initial wording, addresses matters such as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, the harmonization of spectrum authorization procedures, net neutrality and transparency, international mobile roaming and international calls, and consumer protection.

        In its latest form, the legislative package approved by the European Parliament on April 3, 2014, provides, among other things, for (1) the cancellation of retail market roaming tariffs by December 15, 2015, which would result in operators no longer being able to differentiate between retail domestic and roaming communications within EU mobile networks, (2) clear rules for traffic management and the obligation of operators to assure a certain quality of service and (3) reinforced consumer rights.

        The draft legislative package will now be discussed at the level of the European Council and could be subject to additional revisions. It is expected that final legislation will be formally adopted by the end of 2014.

  Pricing of Fixed Line Telephone Services

        ANACOM has established a pricing regime for fixed line telephone services. This pricing regime creates the following regulatory obligations for the retail market for telephone services at a fixed location:

  •
  Under the universal service obligation, the price cap applies, based on a basket composed of residential access and domestic calls is the Portuguese Consumer Price Index, or CPI, minus 2.75%.

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

        Mobile Interconnection.    All mobile operators are considered to have significant market power in call termination in mobile networks market. ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These reductions have had, and are expected to continue to have, a significant impact on MEO's interconnection revenues and consequently its earnings.

        Fixed Interconnection.    On March 7, 2013, ANACOM launched a public consultation regarding the draft decision on the wholesale market for voice call termination on individual public telephone networks provided at a fixed location, under which it proposed to set fixed termination rates, or FTR, at €0.001091, corresponding to the average FTR of the countries that had already defined their call termination rates at a fixed location based on the pure LRIC cost models recommended by the EC.

        On July 12, 2013, ANACOM notified the EC of a draft decision on the same lines as the draft decision that it submitted to a public consultation in March 2013, but proposing therein an average termination rate of €0.001114, which resulted from an update to the benchmark. In the draft decision notified to the EC, ANACOM imposed on PT Comunicações an obligation to submit, within 12 months, a proposal for access and IP interconnection.

        However, on August 14, 2013, ANACOM decided to withdraw its draft decision as a consequence of the serious doubts raised by the EC, particularly regarding the inexistence of a symmetric obligation of IP interconnection imposed upon all operators with significant market power operators. Having taken into consideration the EC comments, on August 27, 2013, ANACOM imposed provisional and urgent measures that determined the maximum average prices to be applied by the operators designated as having significant market power:

  •
  On October 1, 2013: 0,1114 cents per minute (the prices to be applied by PT Comunicações in the three interconnection levels were calculated taking into account the weight of traffic in each level, so that, globally, this average price is reached); and

  •
  From July 1, 2014: price will be set using the pure LRIC cost model.

        Some operators interpreted this decision in different ways, recreating situations of tariff asymmetry, which led ANACOM to adopt new and urgent provisional measures on November 27, 2013, with effect from December 1, 2013, clarifying that if operators choose to define a simplified tariff with only one price level, that price cannot be higher than the average reference price, and that if they choose a structured tariff, with various levels of interconnection, they must provide a local interconnection price level, so that it is possible to deliver on that level the termination traffic to all customers of the operator.

        On November 29, 2013, ANACOM launched a public consultation concerning the methodological definition regarding the development and implementation of a cost model for fixed termination, which ran until January 15, 2014. This consultation will be followed by another consultation, to take place during the second quarter of 2014, about the practical implementation of the costing model. During the second quarter of 2014, it is also expected that ANACOM will launch a new consultation about the review of the relevant market 3, this time including a (symmetric) obligation to ensure IP interconnection.

        ANACOM has issued successive decisions that have reduced mobile termination rates over time. The reductions in mobile termination rates have had and will continue to have a negative effect on our cash flows and revenues.

  Pricing for Mobile Origination Rates

        In January 2012, the Portuguese Competition Authority completed an analysis on mobile rates for originating calls, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned. All three mobile network operators decided to reduce its mobile originating rates between €0.07 and €0.0975 and no subsequent action from the Authority is expected.

  Internet Access

        As a result of past ANACOM decisions, we offer two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes two alternative pricing methods, primarily a monthly flat rate and a per minute origination charge, and under which the connection of the ISP's infrastructure to our fixed line network is based on DSS1 signaling, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination, under which the connection of the ISP's infrastructure to our fixed line network is based on Signaling System No. 7 (SS7) protocols. The ISPs determine which regime will apply to their arrangements to connect with our fixed line network.

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

Regulatory Proceedings

        We are regularly involved in regulatory inquiries and investigations involving our operations. In addition, ANACOM, the EC, the Portuguese Competition Authority and ERC regularly make inquiries and conduct investigations concerning our compliance with applicable laws and regulations. These investigations are described in more detail in "Item 8—Financial Information—Legal Proceedings."

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

        A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil's low-income population. These bills have proposed to eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed line telecommunications services for their customers. If approved, this proposal is expected to affect the overall margin of telecommunications providers.

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

        ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. These new regulations, as they may be modified as a result of ANATEL's further analysis, are expected to be adopted in 2014.

        In April 2014, ANATEL approved increases of (1) 0.651%, on average, in the rate baskets that Oi is permitted to charge for regulated fixed-line local and long-distance services, and (2) 10.69% in the rates that Oi is permitted to charge for local fixed-line network usage (interconnection) under its concession agreements.

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

        ANATEL has adopted regulations eliminating the limitation on the number of authorizations to provide Pay-TV services. Law No. 12,485 creates a new legal framework for Pay-TV services in Brazil, replacing and unifying the previously existing regulatory provisions that governed various forms of Pay-TV services, such as cable television, Multichannel Multipoint Distribution Service, or MMDS, and DTH. The principal provisions of Law No. 12,485:

  •
  allow fixed line telephone concessionaires, such as Oi, who previously were allowed to provide Pay-TV services using only MMDS and DTH technologies, to enter the cable television market in Brazil;

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

The framework established by Law No. 12,485 is expected to increase the availability and lower the price of Pay-TV services in Brazil, through increased competition among providers, and improve the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

        In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing Pay-TV services have been consolidated into authorizations to provide a newly defined service called Conditional Access Service. Under these regulations, authorizations to provide Conditional Access Service apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service is valid for the entire Brazilian territory. However, the provider must indicate in its application for an authorization the localities that it will service. In December 2012, ANATEL granted Oi's request to convert its DTH authorization agreement into a Conditional Access Service authorization. Although Oi has not yet signed the Conditional Access Service authorization agreement, the act by which ANATEL granted Oi's request authorized the company to begin offering the services to be governed by that agreement, including IP TV.

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
  personal services to customers;

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

        The General Plan on Competition Targets requires public regime service providers that have significant market power share their fixed line network infrastructure with other providers, including local fixed line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of copper wire or coaxial cable access networks, and (2) partial unbundling of broadband networks to accommodate bitstreams of up to 10 Mbps. The methodology by which the wholesale prices for these services will be determined will be established by ANATEL. ANATEL is expected to commence a public consultation process with respect thereto in 2014.

        Providers with significant market power must also share their passive infrastructure, such as telecommunications towers, with other service providers at prices determined by bilateral negotiations between the providers.

  Interconnection Regulations Applicable to Personal Services Providers

        The General Plan on Competition Targets established regulations for the rates charged by mobile service providers to terminate calls on their mobile networks, or VU-M rate. The General Plan on Competition Targets established a reference value for VU-M rates of providers that are deemed to hold significant market power and determined that beginning in 2016, VU-M rates will be determined on the basis of costs. Under the General Plan on Competition Targets:

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

  Auction of Personal Mobile Services Spectrum

        Prior to the establishment of the personal mobile services regime, ANATEL granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. Subsequently, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E. ANATEL granted TNL PCS, S.A. (which has since merged with Oi Mobile) initial authorization to provide personal mobile services in Region I and a license to operate in Band D. ANATEL granted Oi's initial authorization to provide personal mobile services in Region II and a license to operate in Band E. ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006, whereby Oi acquired an additional license to operate in Region II.

        In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, TNL PCS, S.A. acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo, and (2) licenses to use additional spectrum in 12 states in Region I.

  Auction of 3G Spectrum

        In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, Oi acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Region II under the personal mobile services regime) and TNL PCS, S.A. acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Region I and Region III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

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

  Network Expansion Obligations

        The personal mobile services authorizations set forth certain obligations and targets that must be met by a personal mobile services provider.

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

  Interconnection Regulations Applicable to Fixed Line Providers

        Interconnection fees are charged at a flat rate per minute of use of a fixed line provider's network. Interconnection rates charged by a fixed line provider to terminate a call on its local network, or the TU-RL rate, or intercity network, or TU-RIU rate, are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the retail prices of each service provider.

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

        ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs, or LRIC. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. We expect that in the first half of 2014, ANATEL will announce rates based on a long-run incremental cost methodology that will be applicable beginning in 2016.

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

        In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered Oi to reduce its VC-1, VC-2 and VC-3 rates by approximately 10%, although Oi is appealing the timing of the application of this rate reduction, as its VC-1 rate was increased in Region I by 1.54% in accordance with Oi's application for this increase in February 2012. In March 2013, ANATEL reduced Oi's VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets, in February 2014, the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 will be reduced to 50% of the maximum VU-M rate established for 2013. The maximum VU-M rate established by ANATEL is R$0.33 per minute.

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

        To increase transparency, customers must be provided with specialized software at no cost to measure their own network quality, although such customer-generated measurements will not be included in official calculations. In addition to ensuring network quality standards, service providers must hire specialized companies to measure customer service and customer satisfaction indicators, including complaint resolution, customer service personnel competence, customer perceptions relating to billing and quality of technical support staff. Service providers must comply with the above-mentioned quality standards beginning on the thirteenth month following implementation of the regulations. Failure to meet such standards will subject non-compliant service providers to sanctions. Oi has met these standards for 2013.

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

  •
  authorizations to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil; and

  •
  an authorization to provide Pay-TV services throughout Brazil.

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

  Fixed Line Services Concession Agreements

        Oi has entered into concession agreements with ANATEL that govern its concessions to provide fixed line services in the Federal District and each of the states of Region I and Region II. Each of Oi's concession agreements:

  •
  expires on December 31, 2025;

  •
  sets forth the parameters that govern adjustments to its fixed line services rates;

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

  •
  allows Oi to offer Pay-TV services such as IP TV, over its fixed line networks;

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

  Domestic Long-Distance Services Concession Agreements

        Oi has entered into concession agreements with ANATEL that govern its concessions to provide domestic long-distance services originating from the Federal District and each of the states of Region I and Region II. Each of Oi's concession agreements:

  •
  expires on December 31, 2025;

  •
  sets forth the parameters that govern adjustments to its domestic long-distance services rates;

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

        Oi holds five licenses to use radio frequency spectrum to provide 2G services in Regions I and II and four licenses in Region II. These licenses grant permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, Oi will be required to pay an amount equal to 2.0% of its prior year's net operating revenue from personal mobile services. The initial terms of Oi's radio frequency spectrum licenses expire between 2016 and 2022.

        Oi's authorization agreements are subject to network scope and service performance obligations. Specifically, Oi is required to (1) service all municipalities in Region I and Region II with a population in excess of 100,000, and (2) service all municipalities in Region III with a population in excess of 200,000. In addition, by the fifth anniversary of the date of the authorization agreement for Region III, Oi will be required to service all municipalities in Region III with a population in excess of 100,000. A municipality is considered "serviced" when the covered service area contains at least 80% of the urban area in the municipality. Oi's failure to meet these targets may result in the imposition of penalties, in extreme circumstances, in termination of Oi's personal mobile services authorizations. As of the date of this annual report, Oi has satisfied the network scope and service performance obligations set forth in the authorization agreements. However, Oi has not yet received ANATEL's inspection report.

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

        These radio frequency licenses include network scope obligations. Under these obligations, Oi is currently required to (1) provide service to 168 municipalities in Region II that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, (2) provide 3G service to all state capitals in Region II, the Federal District and all municipalities with a population in excess of 200,000 inhabitants, (3) provide 3G service to all of the municipalities covered by these licenses with a population in excess of 100,000 and (4) provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000. In addition, Oi will be required to provide 3G service to 60% of the municipalities, including 641 specified municipalities, covered by these licenses with a population less than 30,000 by the eighth anniversary of the date of these licenses.

        A municipality is considered "serviced" when the covered service area contains at least 80% of the urban area in the municipality. Oi's failure to meet these targets may result in the imposition of penalties, and in extreme circumstances, in the termination of the 3G frequency licenses. As of the date of this annual report, Oi has satisfied the network scope and service performance obligations set forth in the licenses. However, Oi has not yet received ANATEL's inspection report.

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

        These radio frequency licenses include network scope obligations. Under these obligations, Oi will be required to:

  •
  provide 4G service in all of the host municipalities of the 2013 FIFA Confederations Cup by April 30, 2013 and all of the host municipalities of the 2014 FIFA World Cup by December 31, 2013, an obligation with respect to which we are awaiting ANATEL's final inspection report to be considered accomplished;

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

        In addition, the 4G radio frequency licenses impose minimum investment obligations in domestic technologies. At least 60% of the cost of all goods, services, equipment, telecommunications systems and data networks that Oi purchases to meet its 4G service obligations must developed in Brazil. This minimum requirement will increase to 65% between January 1, 2015 and December 31, 2016 and 70% between January 1, 2017 and December 31, 2022.

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

  Pay-TV Authorization Agreement

        In November 2008, Oi entered into an authorization agreement with ANATEL that governs its use of satellite technology to provide DTH satellite television services throughout Brazil. The authorization agreement permits Oi to provide DTH satellite television services for 15 years and is renewable for a 15-year term in exchange for a fee to be agreed upon between Oi and ANATEL.

        Under this authorization, Oi is required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with certain quality of service obligations set forth in applicable ANATEL regulations.

        In December 2012, ANATEL granted Oi's request to convert its DTH authorization agreement into a Conditional Access Service authorization, allowing Oi to provide nationwide Pay-TV services through any technology, including satellite, wireline and coaxial cable. Although Oi has not yet signed the Conditional Access Service authorization agreement, the act by which ANATEL granted Oi's request authorized it to begin offering the services to be governed by such agreement, including IP TV. In accordance with the ANATEL resolution that approved the Conditional Access Service regime, Oi's Conditional Access Service authorization will prohibit it from creating television content or owning more than 30% of a company that creates content. Oi will also be required to carry a certain percentage of Brazilian programming, including open and public access channels.

  Term of Commitment to Adhere to National Broadband Plan

        On June 30, 2011, Oi entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize its voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal of making broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, Oi is required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and Region II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to Oi's broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and Region II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and only need to be provided upon demand of the customer. Pursuant to the Term of Commitment, Oi has offered the required services to all eligible retail and wholesale customers since the date of its execution and has gradually increased the capacities offered to wholesale customers since November 2011. Oi is obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers by June 30, 2015. In addition, the Term of Commitment requires that Oi:

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

        We, through our subsidiary MEO, have entered into roaming agreements with MTN Irancell. Pursuant to such roaming agreements, our customers are able to roam on the particular Iranian network (outbound roaming), and customers of such Iranian operators are able to roam on our relevant subsidiary's network (inbound roaming). For outbound roaming, we pay the relevant Iranian operator roaming fees for use of their network by our customers, and for inbound roaming the Iranian operator pays us roaming fees for use of our network by its customers.

        In 2013, in connection with the above mentioned roaming agreements entered into with MTN Irancell, MEO recorded gross revenues of €846 and operating costs of €1,234, corresponding to a net loss after tax of €266. In addition to the above-mentioned transactions, MEO also incurred in expenses amounting to €1,258 in 2013 with the Mobile Company of Iran, corresponding to a net loss after tax of €862. We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through Portuguese bank accounts.

        In addition, we hold a 23.2% direct and indirect economic interest in our joint venture Oi. Oi has reported to us that it has also entered into roaming agreements with MTN Irancell. Oi has reported that its inbound and outbound roaming services with MTN Irancell were launched commercially in October and November 2012, respectively. During 2013, Oi recorded revenues of US$117 and expenses of US$237 in connection with this roaming agreement. Oi does not maintain any bank accounts in Iran. All payments in connection with its international roaming agreements are effected through its bank account in London.

        The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

        We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Lisbon, Portugal. We recorded gross revenues and net profits of less than €10,000 from these services in 2013. As one of the primary providers of telecommunications services in Lisbon, Portugal, we intend to continue providing such services, as we do to the embassies of many other nations.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        None.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report.

        Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

 Overview

Our Segments and Customer Categories

        Portugal Telecom, SGPS, S.A. is a group holding company. Our business operations are conducted by our subsidiaries and joint ventures, which are classified for financial reporting purposes according to the manner in which our management views and manages our operations.

        We provide telecommunications services in Portugal, in Brazil through our strategic partnerships with Oi and Contax, and in certain countries in sub-Saharan Africa and Asia. We review and assess the performance of the group's businesses through two operating segments: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil—Oi. However, with our adoption of IFRS 11, Joint Arrangements, we now report our interest in Oi using the equity method of accounting. See "—Recent IFRS Accounting Pronouncements." As such, we provide below a summarized analysis of the results of this operating segment, to the extent of its contribution to our consolidated net income, under the caption "Equity in the earnings of joint ventures," but the detailed analysis of each caption that composes net income does not include any explanation regarding Oi, as we no longer proportionally consolidate the results of operations of this business.

        In addition to our reportable segments, we have other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from our Telecommunications in Portugal segment accounted for 88% of our consolidated revenues in 2013, and revenues from our Africatel businesses accounted for 9% of our consolidated revenues.

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

  •
  Personal services, which are mobile telecommunications services, such as voice, data and internet-related multi-media services provided to personal (i.e., individual) customers through our subsidiary MEO.

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

  •
  Other International Telecommunications Businesses.  We also generate revenue from our other strategic partnerships in Africa and Asia:

•
MTC, Namíbia.  We have a 34.0% direct interest in MTC (through our 75% owned subsidiary Africatel), which provides mobile telecommunications services in Namibia and which we consolidate in our consolidated financial statements.

•
CVTelecom, Cape Verde.  We have a 40.0% direct interest in CVTelecom (through our 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the Cabo Verde Islands and which we fully consolidate in our consolidated financial statements.

•
CST, São Tomé and Príncipe.  We have a 51.0% interest in CST (through our 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the São Tomé and Príncipe Islands and which we fully consolidate in our consolidated financial statements.

•
Timor Telecom, East Timor.  We have a 57.06% direct interest in Timor Telecom (54.01% of which is held through its 76.14%-owned subsidiary TPT—Telecomunicações Públicas de Timor and 3.05% of which is held through Portugal Telecom's wholly owned subsidiary PT Participações, SGPS S.A.), which provides fixed and mobile telecommunications services in East Timor and which Portugal Telecom fully consolidates in its consolidated financial statements.

•
Equity Investment in Oi.  As of December 31, 2013, we held a 23.2% economic interest in Oi, and we account for this investment using the equity method of accounting. Oi is one of the largest telecommunications companies in Brazil, and we are parties to a series of shareholder agreements with other shareholders of Oi that allow us to jointly control Oi. We completed our investment in Oi on March 28, 2011 through the acquisition of a 25.6% effective interest in TmarPart, the parent company of Oi, and the acquisition of a subsidiary of TmarPart that merged into Oi as part of the 2012 corporate reorganization.

    In our consolidated financial statements reported in our Annual Reports on Form 20-F for the years ended on December 31, 2011 and December 31, 2012, we proportionally consolidated 25.6% of TmarPart for the period beginning April 1, 2011, following IFRS as issued by IASB. However, in May 2011, the IASB adopted IFRS 11, Joint Arrangements, which requires that joint ventures be accounted for using the equity method of accounting rather than proportional consolidation. Because we have voluntarily adopted IFRS 11, Joint Arrangements, before we were required to do so in the EU, there were no differences between EU-IFRS and IFRS as issued by the IASB as applied by Portugal Telecom. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 included in this Annual Report on Form 20-F have been restated to present our interest in Oi using the equity method in compliance with IFRS 11. See "—Recent IFRS Accounting Pronouncements."

    Upon the completion of the Capital Increase on May 5, 2014, our percentage interest in Oi is expected to change substantially. See "Item 4—Information on the Company—Recent Developments" and "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Steps of the Business Combination—Implementation of the Capital Increase." In addition, immediately after giving effect to the transfer to Oi of all of the shares of PT Portugal in exchange for the common and preferred shares of Oi to be issued to Portugal Telecom in the Capital Increase, our assets are expected to consist solely of (1) our interests in Oi, Contax Participações and our subsidiary Bratel B.V. and (2) cash and cash equivalents held by us and Bratel B.V. (including cash and cash equivalents that may be used to subscribe for the debentures described under "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Steps of the Business Combination—Recapitalization of TmarPart").

    Oi generates revenues by providing services in the following customer categories:

    •
    Residential services, which include, among others, local fixed line services and domestic long-distance services, primarily in Region I and Region II of Brazil, data transmission services and usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's fixed line network (fixed line interconnection services).

    •
    Personal services, which include, among others, mobile telecommunications services throughout Brazil (Region I, Region II and Region III) utilizing 2G and 3G technology, including voice and data transmission services, and usage of Oi's network to complete calls initiated by customers of other telecommunications services providers to Oi's mobile network (mobile interconnection services).

    •
    Enterprise services, which include, among others, fixed line telecommunications services, mobile telecommunications services, advanced voice services, such as 0800 (toll free) services, customized infrastructure and storage capacity and access to advanced data centers, in each case to corporate and medium and small businesses.

    •
    Other services, which include Pay-TV services, including cable and DTH television services, ISP services, operation of an iG internet portal (which Oi agreed to sell in 2012) and a mobile phone payment system and call center.

  •
  Other International Equity Investments.  We also hold equity interests in strategic partnerships and investments in Africa:

•
Contax, Brazil.  Concurrently with our investment in Oi, we acquired a direct economic interest of 16.2% in CTX, the controlling shareholder of Contax Participações and Contax, a provider of corporate services (primarily contact services) in Brazil. Even before our investment in Contax, we provided call center and IT/IS services in Brazil through our subsidiaries Dedic and GPTI. On June 30, 2011, we exchanged our interest in Dedic and GPTI for an additional interest in Contax, as a result of which Dedic and GPTI became wholly owned subsidiaries of Contax and our economic interest in Contax increased from 14.1% to 19.5%. On April 2, 2013, in connection with Contax's corporate reorganization, we increased our economic interest in Contax to 21.1%. In our consolidated financial statements reported in our Annual Reports on Form 20-F for prior years, we proportionally consolidated the results of operations of Contax in our results of operations beginning April 1, 2011, and Contax's results of operations were included the results of operations of Dedic and GPTI beginning July 1, 2011. However, for the same reason described above with respect to our interest in Oi, our consolidated financial statements as of and for the years ended December 31, 2011 and 2012 included in this Annual Report on Form 20-F have been restated to present our interest in Contax using the equity method in compliance with IFRS 11.

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

Global Telecommunications Sector

  •
  Changing consumer habits.  A surge of new devices and faster networks, coupled with the proliferation of new innovative players in the telecommunications, media and technology markets, are creating new needs and changing consumer habits. Consumers are demanding digital content, a full mobility experience and access to data everywhere. Content is increasingly digital, with usage time of online content growing faster than that of offline content, especially in gaming, video and music. Mobility has become the norm as consumers have more personal devices and spend an increasingly higher share of their online time using these devices, especially for data services. This new consumer demand for uninterrupted access to data and content across several devices is transforming the expectations that we must meet to remain competitive, which translates into a need to transform our business model. In response to these changes, telecommunications companies are becoming increasingly dependent on information technology and searching for more efficient and effective solutions. We are endeavoring to address these new needs by delivering integrated solutions, encompassing communications, networks and information technologies, and by offering flexible, scalable and secure cloud services.

  •
  Increasing network investment.  The increasing digitalization of consumers and companies is leading to a surge in the usage of heavy data services. This surge is generating a "data tsunami" that is flooding communication networks around the globe, particularly in mobile networks, driven by the exponential growth of mobile video consumption. This new paradigm of network scarcity places a premium on network investment as operators strive to enhance customer experience for increasingly more demanding customers. The deployment of new access technologies and networks continues to be an overriding trend across the sector, with operators announcing plans, trials and investments in Next Generation Access Networks, or NGAN, especially FTTH networks in the fixed business and 4G in the mobile business. Both technologies offer more speed, lower latencies and higher reliability. FTTH improves customer experience by providing higher and guaranteed speed, download and upload symmetry and lower latency. Moreover, fiber investment also supports an enhanced mobile network, with high-quality fiber connections for mobile base stations. Mobile 4G technology is also critical to the ability to offer a seamless connectivity experience everywhere, addressing the increasing need for mobility with a high quality connection. Both FTTH and 4G improve efficiency of data transmission, enabling cost reduction for operators.

  •
  Challenges in mature markets.  As operators strive to cope with network investments, the sector is facing an increase in competition in mature markets, in both fixed and mobile communications. In the wireline market, traditional telecommunications companies are threatened by both cable and mobile operators. Cable providers are placing a bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fiber solutions. In Europe alone, the number of DOCSIS 3.0 households is expected to grow rapidly in the medium term. In the mobile market, 4G technology is being rolled out at a global level, and its high speed and low latency create an opportunity for mobile operators to compete in the residential arena. In addition, regulators are pushing for a decrease in mobile termination rates. These changes provide opportunities for aggressive offerings by new entrant operators, including low-cost all-net bundles that dilute incumbent operators' network externalities. Such offers are being launched in several countries with strong customer acceptance.

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

  •
  Shifting competitive boundaries.  The broader telecommunications sector is expected to continue to expand at a global level, but an increasingly large share is now occupied by adjacent sector players such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and a billing relationship through which users access a myriad of services from adjacent players, such as music, video, photos, apps and retail. These adjacent competitors are often able to build strong global brands. For example, in the equipment manufacturers market, Apple and Samsung have rapidly increased their share of total global revenues. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators.

Telecommunications in Portugal

  •
  Increasing Competitive Pressure.  Our residential and enterprise businesses face increasingly strong competition from fixed line operators (including VoIP providers) as well as from mobile players. We face aggressive competition from ZON Optimus, Vodafone and other corporate solutions operators in the Portuguese telecommunications sector. Our major competitors compete through their respective multi-play offers, which include traditional voice services as well as Pay-TV and broadband internet services and, on the corporate side, complex telecom and IT/IS solutions. The competitive landscape changed significantly in Portugal in 2013 with the merger of ZON and Optimus to create ZON Optimus, a new integrated telecommunications operator. This transaction has further increased the focus on bundled offers and the evolution of triple-play to quadruple-play services as a way to satisfy perceived consumer appetite for bundles that provide them with simplicity, convenience and economy.

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

  •
  Changes in Revenue Mix.  Our Pay-TV customers have increased since we introduced Pay-TV service in 2008. In addition, our ADSL residential accesses increased by 3.3% in 2013 due to our marketing of service packages that include Pay-TV and ADSL broadband services. The mix of the revenues of our residential business has shifted significantly in recent years, with Pay-TV related revenues partially offsetting the continued pressure on the traditional voice business. In each of the last three years, for example, we achieved positive net additions of fixed lines, primarily due to strong performance of Meo double-play and triple-play offers. We expect that Pay-TV and broadband services will continue to be an important driver of our fixed line business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting our business and revenues.

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

  •
  Decreasing Interconnection Charges.  In 2005, ANACOM declared all mobile operators, including MEO, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that have caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease steadily. ANACOM has issued successive decisions that have reduced mobile termination rates over time. These reductions have had, and will continue to have, a significant adverse impact on revenues and results of operations from our Portuguese mobile operations.

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

  •
  Continuing Investments in our Network.  Remaining competitive requires continuing investments to build out our third- and fourth-generation network and develop new services, and our capital expenditures on our network have increased in recent years. In 2011, we acquired a fourth-generation mobile license, under which MEO provides services using LTE technology, which represents an evolution from the GSM and UMTS technologies that allows for higher levels of bandwidth and speed.

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

Equity Investment in Oi

  •
  Continuing Importance of the Brazilian Market to Our Results of Operations.  Under the terms of our strategic partnership with Oi, we have a role in Oi's management, allowing us to share the control of its strategic financial and operating decisions. We report our interest in Oi using the equity method of accounting. The results of operations of Oi and the dynamics of the Brazilian telecommunications markets are crucial to our financial condition and results of operations.

  •
  Effects of Fluctuations in Exchange Rates.  Because we present our consolidated financial statements in Euros and must translate Oi's assets, liabilities and results of operations from Reais into Euros for purposes of reporting our equity investment in Oi as of and for each fiscal period, fluctuations in the Euro-Real exchange rate can significantly affect our statement of financial position and results of operations. In addition, fluctuations in the exchange rate between the Real and the U.S. dollar have a significant effect on Oi's own results of operations. Substantially all of Oi's cost of services and operating expenses are incurred in Reais in Brazil. As a result, the appreciation or depreciation of the Real against the U.S. dollar has not had a material effect on Oi's operating margins. However, the costs of a substantial portion of the network equipment that Oi purchases for its capital expenditure projects is denominated in U.S. dollars or is U.S. dollar-linked. This network equipment is recorded on Oi's statement of financial position at its cost in Reais based on the applicable exchange rate on the date of the transfer of ownership. As a result, depreciation of the Real against the U.S. dollar results in this network equipment being more costly in Reais and leads to increased depreciation expenses. In addition, a significant portion of Oi's indebtedness is denominated in U.S. dollars. When the Real appreciates against the U.S. dollar, Oi's interest costs on its indebtedness denominated in U.S. dollars decline in Reais, which positively affects its results of operations in Reais, and the amount of Oi's indebtedness denominated in U.S. dollars declines in Reais. A depreciation of the Real against the U.S. dollar or the Euro has the converse effect.

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

  •
  Increased Competition in the Growing Mobile Services Market.  While Oi's mobile services base has grown substantially in recent years, this market is extremely competitive. Competitive pressures have required Oi to introduce service plans under which the monthly and per-minute rates that they charge Oi's mobile customers are lowered, reducing its average revenue per customer. We expect Oi's overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in Oi's mobile services business to occur at lower rates than it has historically achieved.

  •
  Effects of Expansion of Mobile Data Transmission Services.  In recent years, Oi undertook extensive capital expenditure projects to install the network equipment necessary to expand its offerings of 2G, 3G and 4G services. These services, together with Oi's 4G services when commenced, are expected to generate significant additions to its mobile customer base and lead to long-term increases in its revenues and operating income before financial income (expenses) and taxes.

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

  •
  Decreased Rate of GDP Growth in Brazil.  While growth in Brazil's GDP stimulates demand for telecommunications services, that demand is relatively inelastic in periods of economic stagnation. Brazilian GDP grew by an estimated 2.3% in 2013, 0.9% in 2012 and 2.7% in 2011. While we believe that a decrease in the rate of growth of Brazil's GDP would not be material under foreseeable scenarios, a substantial and continued deterioration of economic conditions could have a material adverse effect on the number of subscribers to Oi's services and the volume of usage of its services by its subscribers and, as a result, its net operating revenue.

  •
  Effects of Level of Indebtedness.  At December 31, 2013, Oi's total outstanding indebtedness on a consolidated basis was R$35,854 million. The level of Oi's indebtedness results in significant interest expenses that are reflected in its income statement. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains. In 2013, Oi recorded total financial expenses of R$4,650 million on a consolidated basis, of which R$2,452 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$2,013 million consisted of losses from monetary correction and exchange differences on third-party loans and financing.

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

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. We summarize our significant accounting policies, judgments and estimates in Note 3 to our audited consolidated financial statements. Our reported financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the consolidated financial statements. We base our estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

        The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuation of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. As of December 31, 2013, we concluded that the carrying value of these assets did not exceed their recoverable amounts.

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

        In accordance with IFRS, at the end of each reporting period, we review the goodwill of each cash-generating unit for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and write it down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs or the value in use of the asset. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value in use approach for all cases, preparing the projections of cash flows on the basis of the budgets most recently approved by our Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming four years, and the flows for future years are estimated by applying reasonable growth rates.

        In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        As a result of the goodwill impairment analysis that we conducted as of December 31, 2013, we concluded that the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

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

  Accrued Post Retirement Liability

        As of December 31, 2013, we recorded an accrued post retirement liability amounting to €959.0 million to cover our net unfunded obligations regarding pension supplements, post retirement healthcare benefits and salaries for pre-retired and suspended employees. We estimate our obligations regarding post retirement benefits based on actuarial valuations prepared annually by our actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post retirement benefit costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post retirement benefits obligations. The discount rate reflects the weighted average timing of the estimated defined benefits payments. The discount rate premium is determined based on European corporate bonds with a high quality rating. In the event that further changes in assumptions are required with respect to discount rates, the future amounts of our post retirement benefit costs may be materially affected. See Note 14 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

  Provisions and Adjustments

        Provisions are recorded when, at the end of the period, we have an obligation to a third party that is probable or certain to create an outflow of resources to the third party. This obligation may be legal, regulatory or contractual in nature. It may also be derived from our practice or from public commitments having created a legitimate expectation for such third parties that we will assume certain responsibilities. To estimate the expenditure that we are likely to bear to settle the obligation, our management takes into consideration all of the available information at the closing date for our audited consolidated financial statements. If no reliable estimate of the amount of the obligation can be made, no provision is recorded; information is then disclosed in the notes to the consolidated financial statements.

        Contingent liabilities represent obligations which are neither probable nor certain at the time of drawing up the financial statements, and obligations for which the cash outflow is not probable are not recorded. Information about them is disclosed in the notes to the audited consolidated financial statements.

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

  Assessment of the Fair Value of Certain Assets Using the Revaluation Model

        In 2008, we adopted the revaluation model for measuring the carrying value of certain classes of assets, primarily ducts infrastructure and real estate assets. In accordance with our policy, we revise the revalued amount at least once every three years and, accordingly, we performed another reevaluation during the year ended December 31, 2011. These revaluations were effective as of December 31, 2011 and resulted in a net reduction of tangible assets amounting to approximately €131.4 million, of which approximately €126.2 million was recognized directly in our consolidated statement of comprehensive income and €5.3 million was recognized in our consolidated income statement. In order to determine the revalued amount of those assets, we used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs for ducts infrastructure and the use of specific indicators for the real estate market. See Notes 3(c) and 37.3 to our audited consolidated financial statements for a more detailed explanation of the assumptions used.

  Deferred Taxes

        We recognize and settle income taxes based on the results of operations determined in accordance with local corporate legislation, taking into consideration the provisions of the applicable tax law, which are different from the amounts calculated for IFRS purposes. In accordance with IAS 12, Income Taxes, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. We regularly assess the recoverability of deferred tax assets when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Recent IFRS Accounting Pronouncements

        Except for the amendments to IAS 19 and IFRS 11 Joint Arrangements, the accounting policies, judgments and estimates applied in our audited consolidated financial statements are consistent with those applied in audited consolidated financial statements for the year ended December 31, 2012.

        During the year ended December 31, 2013, the following standards, revised standards or interpretations became effective, which had no impact on Portugal Telecom's consolidated financial statements, except for the adoption of the amendments to IAS 19, as explained further below:

  •
  Amendments to IFRS 1, First Time Adoption of IFRS;

  •
  Amendments to IAS 12, Income Taxes;

  •
  Amendments to IAS 1, Presentation of Financial Statements;

  •
  Amendments to IFRS 7, Financial Instruments: Disclosures;

  •
  IFRS 13, Fair Value Measurement; and

  •
  Amendments to IAS 19, Employee Benefits.

        The following standards, revised standards or interpretations were issued by the IASB in previous years and have already been adopted by the European Union but their mandatory application dates occur only in subsequent years:

  •
  Amendments to IAS 27, Consolidated and Separate Financial Statements, and to IAS 28, Investments in Associates;

  •
  IFRS 10, Consolidated Financial Statements;

  •
  IFRS 11, Joint Arrangements;

  •
  IFRS 12, Disclosure of Interests in Other Entities;

  •
  Amendments to IAS 32, Financial Instruments: Presentation; and

  •
  Amendments to IFRS 10, Transition Guidance of Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities.

        The following standards, revised standards or interpretations were issued by the IASB but have not yet been adopted by the European Union, and their mandatory adoption dates set by the IASB occur in subsequent years:

  •
  IFRS 9, Financial Instruments Measurement, issued in October 2010;

  •
  Amendments to IFRS 7, Financial Instruments: Disclosures, issued in December 2011;

  •
  Amendments to IFRS 10, IFRS 12 and IAS 27 issued in October 2012;

  •
  Amendments to IAS 36, Impairment of Assets, issued in May 2013;

  •
  IFRIC 21, Levies, issued in May 2013; and

  •
  Amendments to IAS 39, Financial Instruments: Recognition and Measurement, issued in June 2013.

        See Note 4 to our audited consolidated financial statements for further information regarding the standards, revised standards and interpretations listed above.

        As described above, we adopted a number of new IFRS standards and interpretations issued by the IASB and applicable from January 1, 2013. Only IFRS 11 and the amendments to IAS 19 had a significant impact on our consolidated financial statements. In relation to the adoption of the amendments to IAS 19, Employee Benefits, the principal amendments included in this revised standard are as follows:

  •
  Elimination of an option to defer the recognition of actuarial gains and losses, known as the "corridor method, resulting in a mandatory recognition of actuarial gains and losses in other comprehensive income; this change had no impact on Portugal Telecom's consolidated financial statements since our accounting policy was already in line with the mandatory approach included in the revised standard;

  •
  Change in the calculation of the expected return on assets, which is now equal to the discount rates used to compute the present value of the related benefit obligations instead of the expected long-term rate of return of the related plan assets previously used; the impact of this change on our consolidated financial statements resulted in a lower expected return on assets

    (now presented on a net basis as net interest cost) and consequently higher post retirement benefits costs, since our discount rates were lower than the former 6% expected return on assets; and

  •
  Mandatory immediate recognition of unvested prior year service gains or losses, which previously could be deferred and recognized over the future vesting period; we had previously recorded prior year service gains related to unvested rights, which following the adoption of this revised standard were reversed as from January 1, 2012.

        In relation to the adoption of IFRS 11, the related impacts consisted of recognizing our investments in joint ventures using the equity method of accounting, primarily consisting of Oi and Contax and its controlling shareholders, which prior to the adoption of this standard were proportionally consolidated. Summarized financial information related to the investments in joint ventures is disclosed in Note 30 to our audited consolidated financial statements.

        For more detailed information on the impact on our statements of financial position, income statements and statements of cash flows of the adoption of IFRS 11 and the amendments to IAS 19 and also regarding other standards described above, see Note 4 to our audited consolidated financial statements.

 Results of Operations

        Our results reflect the changing patterns in our business described above in "—Overview." The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011		2012			2013
	EUR Millions	% of Operating Revenues	EUR Millions	% of Operating Revenues	% Increase of Item	EUR Millions	% of Operating Revenues	% Increase of Item
Operating revenues:
Telecommunications in Portugal	2,868.7	84.9%	2,676.9	86.9%	(6.7)%	2,538.0	87.2%	(5.2)%
Services	2,726.4	80.7%	2,532.7	82.3%	(7.1)%	2,386.0	81.9%	(5.8)%
Sales	115.1	3.4%	107.4	3.5%	(6.7)%	113.0	3.9%	5.4%
Other	27.1	0.8%	36.8	1.2%	35.7%	39.0	1.4%	7.2%
Other businesses	511.0	15.1%	402.0	13.1%	(21.3)%	373.0	12.8%	(7.3)%
Services	478.0	14.1%	365.2	11.9%	(23.6)%	351.0	12.1%	(3.9)%
Sales	14.3	0.4%	33.1	1.1%	131.7%	18.0	0.6%	(45.9)%
Other	18.8	0.6%	3.7	0.1%	(80.3)%	4.0	0.1%	11.8%
Total operating revenues	3,379.7	100.0%	3,079.0	100.0%	(8.9)%	2,911.0	100.0%	(5.4)%
Costs, expenses, losses and income:
Wages and salaries	515.1	15.2%	413.6	13.4%	(19.7)%	399.3	13.7%	(3.5)%
Direct costs	491.0	14.5%	457.4	14.9%	(6.8)%	458.8	15.8%	0.3%
Costs of products sold	138.1	4.1%	138.1	4.5%	0.0%	134.8	4.6%	(2.4)%
Marketing and publicity	82.7	2.4%	72.2	2.3%	(12.7)%	68.5	2.4%	(5.1)%
Supplies, external services and other expenses	684.0	20.2%	640.6	20.8%	(6.3)%	619.3	21.3%	(3.3)%
Indirect taxes	41.2	1.2%	43.8	1.4%	6.2%	42.3	1.5%	(3.3)%
Provisions and adjustments	21.2	0.6%	23.3	0.8%	9.5%	25.8	0.9%	11.0%
Depreciation and amortization	780.6	23.1%	765.3	24.9%	(2.0)%	726.3	24.9%	(5.1)%
Post retirement benefits costs	61.0	1.8%	57.5	1.9%	(5.6)%	40.5	1.4%	(29.7)%
Curtailment costs	36.4	1.1%	2.4	0.1%	(93.5)%	127.1	4.4%	5268.1%
Gains on disposals of fixed assets, net	(0.5)	(0.0)%	(3.5)	(0.1)%	560.5%	(3.4)	(0.1)%	(3.2)%
Other costs (gains), net	21.8	0.6%	(23.4)	(0.8)%	(207.5)%	(73.4)	(2.5)%	213.6%
Income before financial results and taxes	507.2	15.0%	491.8	16.0%	(3.0)%	345.4	11.9%	(29.8)%
Net interest expenses	121.5	3.6%	213.0	6.9%	75.3%	257.4	8.8%	20.8%
Net foreign currency exchange losses	2.3	0.1%	1.8	0.1%	(19.9)%	21.9	0.8%	1090.3%
Net losses (gains) on financial assets and other investments	(0.6)	(0.0)%	3.9	0.1%	(797.5)%	2.0	0.1%	(48.6)%
Equity in losses of joint ventures, net	33.7	1.0%	3.0	0.1%	(91.1)%	2.2	0.1%	(27.4)%
Equity in earnings of associated companies, net	(211.3)	(6.3)%	(210.3)	(6.8)%	(0.5)%	(442.8)	(15.2)%	110.6%
Net other financial losses	54.9	1.6%	44.6	1.4%	(18.8)%	54.6	1.9%	22.6%
Income before taxes	506.6	15.0%	435.7	14.2%	(14.0)%	450.0	15.5%	3.3%
Income taxes	99.1	2.9%	125.6	4.1%	26.8%	62.0	2.1%	(50.6)%
Net income	407.6	12.1%	310.1	10.1%	(23.9)%	388.0	13.3%	25.1%
Attributable to:
Non-controlling interests	73.7	2.2%	84.3	2.7%	14.4%	57.0	2.0%	(32.4)%
Equity holders of the parent	333.9	9.9%	225.8	7.3%	(32.4)%	331.0	11.4%	46.6%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

  Operating Revenues

        Our operating revenues decreased to €2,911.0 million in 2013 from €3,079.0 million in 2012, a decrease of 5.4%, primarily reflecting revenue declines in the Portuguese telecommunications business (€138.6 million) and lower contributions from our other international operations, namely our Africatel businesses (€19.7 million), mainly due to negative currency effects.

        Our revenues from our Portuguese telecommunications business in the year ended December 31, 2013 were negatively impacted by, among other things, (1) lower revenues in the Enterprise customer category, where we experienced pricing and demand pressure, primarily in mobile services, (2) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues and lower customer service revenues and (3) lower revenues from wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to Pay-TV and broadband revenues, which were driven by the success of the Meo double- and triple-play offers.

        We present below the revenue information for our Portuguese Telecommunications business segment. The revenue information for this segment in the tables below differs from the contribution to our consolidated revenues for that segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies. Revenue information on our Brazilian Telecommunications business segment is described below within the explanation of our share in the earnings of joint ventures.

        Telecommunications in Portugal.    The table below sets forth operating revenues from our Portuguese telecommunications business in 2012 and 2013. As described in more detail in "Item 4—Information on the Company—Our Businesses—Portuguese Operations," our Portuguese telecommunications business includes revenues from the Residential, Personal, Enterprise and Wholesale customer categories.

	2012	2013	% Change
	(EUR Millions)
Telecommunications in Portugal
Residential	711.7	721.1	1.3%
Personal	688.1	655.2	(4.8)%
Enterprise	896.0	790.8	(11.7)%
Wholesale, other and eliminations	404.7	392.5	(3.0)%
Total	2,700.5	2,559.6	(5.2)%

        In the Residential customer category, operating revenues increased by 1.3% to €721.1 million in 2013 from €711.7 million in 2012. Our residential revenues benefited from the commercial success of Meo, whose double-play and triple-play services (voice, data and Pay-TV) have grown and have partially mitigated the recent revenue loss trends in the Portuguese telecommunications business, and Meo's rebranding and launch as our first quadruple play offering, M4O. As a result of the success of our M4O offering, the weight of non-voice services in the Residential customer category stood at 66.0% in 2013, an increase of 2.5 percentage points as compared to 63.4% in 2012.

        In the Personal customer category, operating revenues decreased by 4.8% to €655.2 million in 2013 from €688.1 million in 2012, primarily due to: (1) lower customer revenues (€37.0 million) in 2013, which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of "tribal plans" yielding lower revenues per user, as well as the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€13.0 million), partially as a result of the negative impact of lower mobile termination rates and (3) price competition and migration to lower tariff plans. Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 35.8% of service revenues, an increase of 2.6 percentage points over 2012, as a result of the solid performance of "internetnotelemovel" (internet on the cell phone) data packages, which continued to show strong growth, the commercial success of our "e nunca mais acaba" plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

        Operating revenues from the Enterprise customer category decreased by 11.7% to €790.8 million in 2013 from €896.0 million in 2012, negatively affected by the economic environment, including by: (1) strong cost-cutting initiatives by government agency clients and a significant reduction in investments in new projects, (2) cost reduction initiatives by large corporations, particularly in banking, other financial services and pharmaceuticals, and (3) economic challenges faced by small and medium businesses, which continued to be negatively affected by economic and financial conditions in Portugal. Our strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, we continued to provide advanced one-stop-shop IT/IS solutions, focusing on business process outsourcing (BPO) and on the marketing of machine-to-machine solutions.

        Wholesale and other operating revenues, including eliminations among our Portuguese businesses, decreased by 3.0% to €392.5 million in 2013 from €404.7 million in 2012, impacted by lower revenues associated with: (1) the directories business, (2) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks, (3) public pay phones and (4) termination of national and international traffic.

        Other Businesses.    Operating revenues from our other operations contributed €373.0 million to our consolidated operating revenues in 2013, a decrease of 7.3% from €402.0 million in 2012. This performance primarily reflects lower contributions from MTC (€12.9 million), as the impact of the depreciation of the Namibian Dollar against the Euro more than offset higher retail voice revenues and data services on a constant currency basis, and Timor Telecom (€9.3 million), explained by the impact of the depreciation of the U.S. dollar against the Euro and also by lower revenues on a constant currency basis due to the entrance of a new competitor in the Timor telecommunications market.

  Costs, Expenses, Losses and Income

        As explained in more detail below, the decrease in our consolidated costs in 2013 primarily reflects trends in our Portuguese telecommunications business, primarily strict cost control, a strong focus on profitability and a decrease in depreciation and amortization expenses as a result of lower capital expenditures, partially offset by higher work force reduction costs. For more detail on these costs and expenses as they relate to our Portuguese telecommunications business segment, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, decreased by 3.5% to €399.3 million in 2013 from €413.6 million in 2012, primarily reflecting a lower contribution from our Portuguese telecommunications business (€9.1 million), mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the second quarter of 2013.

        Direct Costs.    Direct costs increased by 0.3% to €458.8 million in 2013 from €457.4 million in 2012, primarily due to a higher contribution from the Portuguese telecommunications business (€1.4 million), mainly reflecting an increase in programming costs, driven by customer growth and investment in content for our Meo offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services as a result of the increased weight of these services as part of our revenues. These effects more than offset lower mobile traffic costs, explained by a reduction in services rendered and also the impact of the regulatory mobile termination rate cuts, and lower costs associated with our directories business.

        Costs of Products Sold.    Costs of products sold decreased by 2.4% to €134.8 million in 2013 from €138.1 million in 2012, primarily reflecting a reduction in our Portuguese telecommunications businesses (€1.8 million), mainly due to lower subsidies, and notwithstanding an increase in sales.

        Marketing and Publicity.    Marketing and publicity costs decreased by 5.1% to €68.5 million in 2013 from €72.2 million in 2012, reflecting lower contributions from Africatel businesses and lower institutional and other marketing expenses recorded at Portuguese holding companies. These effects more than offset an increase in our Portuguese telecommunications business (€1.7 million), reflecting mainly the costs incurred in the launch and rollout of our new M4O offer that more than offset our strict cost control policies and marketing investments already made in previous years.

        Supplies, External Services and Other Expenses.    Supplies, external services and other expenses decreased by 3.3% to €619.3 million in 2013 from €640.6 million in 2012, primarily reflecting a lower contribution from our Portuguese telecommunications business, primarily as a result of lower maintenance and repairs expenses and other third-party services, which benefited from the roll-out of our FTTH network and an extensive field force transformation program, and lower other expenses.

        Indirect Taxes.    Indirect taxes decreased by 3.3% to €42.3 million in 2013 from €43.8 million in 2012, primarily reflecting lower fees paid by our Portuguese telecommunications business to ANACOM.

        Provisions and Adjustments.    Provisions and adjustments increased by 11% to €25.8 million in 2013 from €23.3 million in 2012, primarily reflecting higher provisions for bad debt, partially offset by a decrease in provisions for legal actions that benefited from a favorable outcome in a pending action.

        Depreciation and Amortization.    Depreciation and amortization costs decreased 5.1% to €726.3 million in 2013 from €765.3 million in 2012, primarily reflecting a lower contribution from our Portuguese telecommunications business (€34.2 million), mainly due to a decline in capital expenditures in 2013 and late 2012 following the investments in future proof technologies and networks undertaken in previous years, particularly in FTTH and 4G coverage.

        Post Retirement Benefits.    Post retirement benefits decreased by 29.7% to €40.5 million in 2013 from €57.5 million in 2012, primarily reflecting the reduction in discount rates undertaken at the end of 2012, leading to a lower net interest cost in 2013. As referred to above, post-retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the amendments to IAS 19. This cost item does not include early termination costs related to our workforce reduction program, which are discussed under "—Curtailment Costs" below.

        Curtailment Costs.    Curtailment costs increased to €127.1 million in 2013, as compared to €2.4 million in 2012, reflecting the implementation of a redundancy program relating to approximately 400 employees in the second quarter of 2013. Curtailment costs in 2012 were also restated in order to reflect the impact of the adoption of the amendments to IAS 19.

        Net Gains on Disposals of Fixed Assets.    Net gains on disposals of fixed assets decreased by 3.2% to €3.4 million in 2013 from €3.5 million in 2012.

        Net Other Costs (Gains).    Net other gains amounted to €73.4 million, as compared to net other gains of €23.4 million in 2012. In 2013, this caption included (1) a gain resulting from the settlement of contractual obligations related to the acquisition of our investment in Oi in 2011 for a lower amount than the liability initially recognized, (2) a gain related to our wireline concession agreement and (3) provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 2012, this caption included a gain related to net compensation for prior years' costs supported by our subsidiary PT Comunicações under its universal service obligations under our concession agreement, net of provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

        Income Before Financial Expenses and Taxes.    Income before financial expenses and taxes decreased by 29.8% to €345.4 million in 2013 from €491.8 million in 2012. As a percentage of total operating revenue, income before financial expenses and taxes decreased to 11.9% in 2013 from 16.0% in 2012.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 20.8% to €257.4 million in 2013 from €213.0 million in 2012, reflecting an increase in the average cost of debt in our Portuguese telecommunications business, from 4.2% in 2012 to 5.3% in 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, following the bonds issued in the second half of 2012.

        Net Foreign Currency Exchange Losses.    We had net foreign currency losses of €21.9 million in 2013, compared to €1.8 million in 2012. The losses recorded in 2013 were primarily due to the impact of the significant depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars.

        Net Losses (Gains) on Financial Assets and Other Investments.    Net losses on financial assets and other investments decreased by 48.6% to €2.0 million in 2013 from €3.9 million in 2012. These losses primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

        Equity in Losses of Joint Ventures.    Our equity in losses of joint ventures consists of our equity in the earnings (losses) of Oi and Contax and their controlling shareholders. Our share in the losses of joint ventures decreased by 27.4% to €2.2 million in 2013 from €3.0 million in 2012, as set forth in the table below.

	Euro
	2013	2012
Oi(1)	23,437,155	34,393,098
TmarPart(2)	(9,832,620)	(11,345,921)
LF Tel(2)	(10,415,106)	(12,123,736)
AG Telecom(2)	(9,988,842)	(14,842,982)
Contax	1,433,348	166,504
CTX	862,288	(545,314)
Other	2,318,098	1,286,353

	(2,185,679)	(3,011,998)

(1)
In 2013 and 2012, this caption corresponds to Portugal Telecom's 15.4% and 15.6% direct share in Oi's earnings amounting of €149 million and €225 million, respectively.

(2)
Portugal Telecom's share in net losses from these entities primarily reflects (i) interest expenses recorded by these holding companies in connection with their outstanding debt, partially offset by (ii) these entities' share in the earnings of Oi as a result of their direct interests held in this company.

        Our equity investments in Oi, TmarPart, LF Tel and AG Telecom shown in the table above all relate to our investment in Oi. Although the direct interest of our subsidiary Bratel Brasil in Oi is 15.4%, we also hold indirect interests in Oi through our interests in TmarPart, AG Telecom and LF Tel, bringing our total economic interest to 23.2%. See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi" above.

        Our equity investments in Contax and CTX shown in the table above both relate to the same investment in Contax. See "Item 4—Information on the Company—Our Businesses—Other International Operations—Contax."

        Our equity in losses of joint ventures primarily reflects lower earnings from Oi, which more than offset an improvement in the earnings of Contax, as well as lower interest expenses from the controlling shareholders of Oi and Contax, including the effect of the depreciation of the Real against the Euro.

        With respect to Oi, which we report as our Telecommunications in Brazil segment, the decrease in the portion of its its earnings that represents our direct share, from €34.4 million in 2012 to €23.4 million in 2013, reflects (1) the impact of the Real against the Euro (€3.4 million) and (2) on a constant currency basis, (i) higher interest expenses, primarily explained by the increase in Oi's average debt, (ii) higher depreciation and amortization expenses, mainly due to the increased capital expenditures in recent years, (iii) an increase in the cost of supplies and external services and (iv) lower operating revenues, as the decrease in sales and other revenues more than offset an improvement in services rendered. The increase in operating revenues from services rendered reflected the positive contribution of broadband and Pay-TV revenues and an increase in mobile revenues, which more than offset lower fixed voice revenues. The decrease in the portion of Oi's earnings that represents our direct share was partially offset by higher capital gains recognized in 2013 as compared to 2012, which, in 2013, reflected the disposal of Oi's GlobeNet submarine cable operation and, in 2012, reflected the disposal of real estate properties and mobile towers.

        With respect to our interests in TmarPart, LF Tel and AG Telecom shown in the table above, the same factors influencing our direct share in the earnings of Oi also influenced our interests in those entities, since Oi is their only operating asset. However, in both periods shown in the table above, our indirect share in the earnings of Oi through those companies was more than offset by our share in the interest expense of those companies.

        For more detail on the performance of our Brazilian telecommunications business segment, see "—Further Information Regarding the Results of Operations of Our Equity Investment in Oi" and Notes 7 and 30 to our audited consolidated financial statements, which include an income statement and statement of financial position of Oi, which are adjusted to reflect the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of this investment as well as other adjustments to conform with the our accounting policies.

        Equity in Earnings of Associated Companies.    Equity in earnings of associated companies amounted to €442.8 million in 2013, as compared to €210.3 million in 2012, primarily related to the disposal of our investment in CTM, which resulted in the recognition of a gain amounting to €310.3 million. Adjusting for this impact and our share in the earnings of CTM in 2012 (€26.4 million), equity in earnings of affiliates would have amounted to €132.5 million in 2013, a decrease from €183.9 million in 2012, due to a decrease in our equity in the earnings of Unitel to €129.9 million from €187.7 million, primarily because Unitel became subject to corporate tax in 2013 and also due to exchange rate fluctuations between the Angolan currency and the Euro. For additional information about the earnings of Unitel, see "Item 4—Information on the Company—Our Businesses—Other International Operations—Unitel, Angola" and Note 33 to our audited consolidated financial statements.

        Net Other Financial Losses.    Net other financial expenses increased by 22.6% to €54.6 million in 2013 from €44.6 million in 2012, and include banking services, commissions, financial discounts and other financing costs. This increase reflects primarily higher commission expenses and certain expenses incurred in the fourth quarter of 2013 in connection with the proposed Business Combination between Portugal Telecom and Oi.

  Income Taxes

        Income taxes.    Income taxes decreased by 50.6% to €62.0 million in 2013 from €125.6 million in 2012, corresponding to effective tax rates of 13.8% and 28.8%, respectively. This decrease is primarily explained by lower taxable earnings across all business, reflecting mainly higher curtailment charges and interest expenses, that more than offset the impact of €32 million resulting from the change in the statutory tax rate in Portugal from 25% to 23% as from 2014, as a result of which certain deferred tax assets were remeasured based on the new tax rate. The lower effective tax rate in 2013 reflects primarily certain non-taxable gains recorded in 2013, primarily related to the disposal of CTM and the settlement of contractual obligations relating to the acquisition of our interest in Oi, as explained under "—Costs, Expenses, Losses and Income—Net Gains on Disposals of Fixed Assets" above.

  Net Income (Before Non-Controlling Interests)

        Net income (before non-controlling interests) increased by 25.1% to €388.0 million in 2013 from €310.1 million in 2012 for the reasons described above.

        Income before financial results and taxes from our Portuguese telecommunications business decreased to €271.3 million in 2013, compared to €488.0 million in 2012, primarily due to lower operating revenues, net of related direct costs and costs of products sold, and higher curtailment costs. These effects more than offset lower depreciation and amortization expenses, post retirement benefits costs, supplies and external services and wages and salaries.

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests amounted to €57.0 million in 2013 and €84.3 million in 2012 and was related primarily to our Africatel businesses (€53.6 million and €74.4 million, respectively) and Timor Telecom (€3.5 million and €10.0 million, respectively).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to our equity holders increased by 46.6% to €331.0 million in 2013 from €225.8 million in 2012.

        Basic earnings per ordinary and "A" shares from total operations increased to €0.39 in 2013 from €0.26 in 2012 on the basis of 855,053,670 and 856,659,594 average outstanding shares in 2013 and 2012, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

  Operating Revenues

        Our operating revenues decreased by 8.9% to €3,079.0 million in 2012 from €3,379.7 million in 2011, primarily reflecting revenue declines in our Portuguese telecommunications business (€191.8 million) as well as the contribution of Dedic/GPTI in the first half of 2011 (€133.9 million), as this business was fully consolidated up to June 30, 2011 and then integrated with Contax, which we account for using the equity method. On June 30, 2011, we consummated an exchange of our interest in Dedic/GPTI for an additional stake in Contax. These effects were partially offset by higher contributions from other international operations, particularly MTC in Namibia (€20.7 million), including the effect of the appreciation of the Namibian Dollar against the Euro, and Timor Telecom (€9.3 million).

        Our revenues from our Portuguese telecommunications business in the year ended December 31, 2012 were negatively impacted by, among other things, (1) lower revenues in the Enterprise customer category, where we experienced pricing and consumption pressure, primarily from government agency clients, and by the absence of projects for large companies, (2) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues, lower customer service revenues and lower sales and (3) lower revenues from the wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to Pay-TV and broadband revenues.

        Telecommunications in Portugal.    The table below sets forth operating revenues from our Portuguese telecommunications business on a stand-alone basis in 2011 and 2012.

	2011	2012	% Change
	(EUR Millions)
Telecommunications in Portugal
Residential	682.3	711.7	4.3%
Personal	768.4	688.1	(10.4)%
Enterprise	982.1	896.0	(8.8)%
Wholesale, other and eliminations	459.2	404.7	(11.9)%

Total	2,892.0	2,700.5	(6.6)%

        In the Residential customer category, operating revenues increased by 4.3% to €711.7 million in 2012 from €682.3 million in 2011. Our residential revenues benefited from the commercial success of Meo, whose double-play and triple-play services have grown and have partially mitigated the recent revenue loss trends in the Portuguese telecommunications business. As result of Meo's success, the weight of non-voice services in the Residential customer category stood at 63.4% in 2012, an increase of 4.9 percentage points as compared to 58.5% in 2011.

        In the Personal customer category, operating revenues decreased by 10.4% to €688.1 million in 2012 from €768.4 million in 2011, primarily due to: (1) lower customer revenues (€56.3 million), which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of "tribal plans" yielding lower revenues per user and the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€19.8 million), partially as a result of the negative impact of lower mobile termination rates and (3) lower equipment sales (€3.7 million). Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 33.2% of service revenues, an increase of 2.4 percentage points over 2011, as a result of the solid performance of "internetnotelemovel" (internet on the cell phone) data packages, which continued to show strong growth, the commercial success of our "e nunca mais acaba" plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

        Operating revenues from the Enterprise customer category decreased by 8.8% to €896.0 million in 2012 from €982.1 million in 2011, negatively affected by the economic environment, primarily by: (1) strong cost cutting initiatives by government agency clients and significant reduction in investments in new projects, (2) the cost reduction initiatives by large corporations and (3) economic challenges faced by small and medium businesses, which showed some resilience in 2011 but have since become more negatively affected by the economic and financing conditions in Portugal.

        Wholesale and other operating revenues, including eliminations among our Portuguese businesses, decreased by 11.9% to €404.7 million in 2012 from €459.2 million in 2011, impacted by lower revenues from (1) the directories business, (2) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build their own networks, (3) public pay phones and (4) termination of national and international traffic.

        Other Businesses.    Operating revenues from our other operations contributed €402.0 million to our consolidated operating revenues in 2012, a decrease of 21.3% from €511.0 million in 2011. This performance was mainly due to (1) the contribution of Dedic/GPTI business in the first half of 2011 (€133.9 million) and (2) the increases of 20.4% and 13.0% at Timor Telecom and MTC, respectively.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs decreased in 2012, reflecting primarily (1) a reduction in costs in our Portuguese telecommunications business, primarily as a result of strict cost control, a strong focus on profitability, lower direct costs resulting from the decrease in operating revenues and lower curtailment costs and (2) the contribution from Dedic/GPTI in the first half of 2011, which was fully consolidated up to June 30, 2011 and then integrated with Contax and thus accounted for by the equity method for subsequent periods. For more detail on these costs and expenses as they relate to our Portuguese telecommunications business segment, see Note 7 to our audited consolidated financial statements.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, decreased by 19.7% to €413.6 million in 2012 from €515.1 million in 2011, primarily reflecting (1) a lower contribution from the telecommunications business in Portugal (€10.7 million), mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the fourth quarter of 2011 and (2) the contribution of Dedic/GPTI in the first half of 2011 (€103.7 million).

        Direct Costs.    Direct costs decreased by 6.8% to €457.4 million in 2012 from €491.0 million in 2011, primarily due to a lower contribution from the Portuguese telecommunications business (€23.2 million), mainly reflecting lower mobile traffic costs due to the impact of the regulatory mobile termination rate cuts and lower roaming interconnection costs, and lower costs associated with the directories business. These effects were partially offset by an increase in costs associated with international traffic and higher programming costs due to continued customer growth and investment in our Meo content offering.

        Costs of Products Sold.    Costs of products sold remained broadly stable at €138.1 million in 2012, as compared to 2011, as the decrease in the Portuguese telecommunications business (€3.9 million), which primarily reflected lower sales in the Personal customer segment, lower subsidies and a lower average cost of handsets as a result of favorable contracts entered into with key suppliers, was offset by an increase in costs in our Africatel businesses and other businesses.

        Marketing and Publicity.    Marketing and publicity costs decreased by 12.7% to €72.2 million in 2012 from €82.7 million in 2011, primarily as a result of a reduction in our Portuguese telecommunications business (€11.8 million), reflecting strict cost control policy and the marketing investments already made in previous years.

        Supplies, External Services and Other Expenses.    Supplies, external services and other expenses decreased by 6.3% to €640.6 million in 2012 from €684.0 million in 2011, primarily reflecting (1) a lower contribution from the Portuguese telecommunications business, primarily as a result of lower maintenance and repair expenses, support services and other third-party services, which benefited from the roll-out of our FTTH network and the extensive field force transformation program and (2) the contribution of Dedic/GPTI in the first half of 2011.

        Indirect Taxes.    Indirect taxes increased by 6.2% to €43.8 million in 2012 from €41.2 million in 2011, mainly due to a higher contribution from the Portuguese telecommunications business (€2.0 million), primarily as a result of an increase in VAT-related expenses.

        Provisions and Adjustments.    Provisions and adjustments increased by 9.5% to €23.3 million in 2012 from €21.2 million in 2011, reflecting higher provisions for both bad debt and legal actions in our Portuguese telecommunications business, partially offset by a lower contribution from other businesses.

        Depreciation and Amortization.    Depreciation and amortization costs decreased 2.0% to €765.3 million in 2012 from €780.6 million in 2011, primarily reflecting (1) a lower contribution from the Portuguese telecommunications business (€22.0 million), primarily due to the swap of MEO's 2G equipment for 4G-enabled equipment, which led to accelerated depreciation of 2G equipment through June 30, 2011, and the impact of the revision of the useful lives of certain tangible assets undertaken in 2012, and (2) the contribution of Dedic/GPTI in the first half of 2011 (€8.3 million).

        Post Retirement Benefits.    Post retirement benefits decreased 5.6% to €57.5 million in 2012 from €61.0 million in 2011, primarily reflecting a decrease in costs related to the annual service of active and suspended employees that were entitled to pension benefits under our pension plans, which were transferred to the Portuguese State in December 2010.

        Curtailment Costs.    Curtailment costs decreased to €2.4 million in 2012, compared to €36.4 million in 2011, reflecting mainly the reorganization undertaken at the end of 2011.

        Net Gains on Disposals of Fixed Assets.    Net gains on disposals of fixed assets increased from €0.5 million in 2011 to €3.5 million in 2012, primarily reflecting higher gains in our Portuguese telecommunications business (€3.0 million).

        Net Other Costs (Gains).    Net other gains amounted to €23.4 million, as compared to net other losses of €21.8 million in 2011, primarily reflecting a gain recorded in 2012 with respect to the estimated net compensation for prior years' costs supported by our subsidiary PT Comunicações under its universal service obligations pursuant to our concession agreement, partially offset by non-recurring provisions and adjustments recorded in 2012.

        Income Before Financial Expenses and Taxes.    Income before financial expenses and taxes decreased by 3.0% to €491.8 million in 2012 from €507.2 million in 2011. As a percentage of total operating revenue, income before financial expenses and taxes increased to 16.0% in 2012 from 15.0% in 2011.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 75.3% to €213.0 million in 2012 from €121.5 million in 2011, reflecting: (1) a €51.4 million interest gain recorded in the first quarter of 2011 on the cash deposits in Reais that were used to pay for the strategic investments in Oi and Contax on March 28, 2011, and (2) an interest gain of €32.6 million recorded in 2011 related to the outstanding receivable from Telefónica in connection with the disposal of Vivo.

        Net Foreign Currency Exchange Losses.    We had net foreign currency losses of €1.8 million in 2012, compared to €2.3 million in 2011, primarily reflecting higher foreign currency losses recorded in 2011 by our Portuguese telecommunications business as a result of the impact of the depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars.

        Net Losses (Gains) on Financial Assets and Other Investments.    We recorded net losses on financial assets and other investments of €3.9 million in 2012, compared to net gains of €0.6 million in 2011. These losses primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

        Equity in Losses of Joint Ventures.    This caption includes our share in the losses of joint ventures, consisting of Oi and Contax and its controlling shareholders. In 2012 and 2011, our share in the losses of joint ventures amounted to €3.0 million and €33.7 million, respectively, an improvement that primarily reflects higher earnings from Oi, notwithstanding the impact of the depreciation of the Real against the Euro. This improvement, adjusted for the impact of the depreciation of the Real against the Euro, is explained primarily by the following:

  •
  Higher revenues, mainly due to an increase in sales and other operating revenues, partially offset by a reduction in services rendered. The increase in sales reflects Oi's return to the handset market, in line with its strategy to focus on the high-value segment. The decrease in service revenues is primarily explained by (1) the impact of lower Residential revenues, due to lower fixed voice revenues, and notwithstanding the positive contribution of broadband and Pay-TV revenues, which was offset by (2) an increase in Personal Mobility revenues primarily due to higher revenues from monthly fees driven by postpaid customer growth, increased traffic revenues and higher revenues from 3G services;

  •
  Lower direct costs as a result of a reduction in interconnection costs due to lower VU-M tariffs; and

  •
  A reduction in provisions and adjustments, reflecting both lower provisions for contingencies and lower adjustments for bad debt.

        These effects were partially offset by:

  •
  Higher personnel costs reflecting increased staff levels and a reorganization to create new regional commercial structures, as part of the strategy to improve regional operational performance;

  •
  An increase in supplies and external services, mostly due to higher sales, increased content costs for Pay-TV and higher expenses for logistics related to the new handset marketing strategy;

  •
  A gain recorded in the third quarter of 2011 related to the recognition of a reimbursement to be received from Sistel regarding the surplus of a post retirement benefits plan;

  •
  Higher net interest expenses, primarily reflecting the impact of the increase in Oi's average net debt. Oi's average net debt level reflects, among other things, the dividends paid by Oi in April and August 2012 and amounts paid to its non-controlling shareholders in April 2012 upon the completion of its corporate reorganization.

        For more detail on the performance of our Brazilian telecommunications business segment, see Notes 7 and 30 to our audited consolidated financial statements.

        Equity in Earnings of Associated Companies.    Equity in earnings of associated companies decreased by 0.5% amounted to €210.3 million in 2012, compared to €211.3 million in 2011. In 2011, this caption includes a gain of €37.6 million related to the completion of the disposal of our investment in UOL for a total amount of €155.5 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from €173.7 million in 2011 to €210.3 million in 2012, primarily as a result of an increase in our equity in the earnings of Unitel to €187.7 million from 155.7 million.

        Net Other Financial Losses.    Net other financial expenses decreased by 18.8% to €44.6 million in 2012, compared to €54.9 million in 2011 and include banking services, commissions, financial discounts and other financing costs. This decrease primarily reflects (1) higher commission expenses in our Portuguese operations in connection with certain bonds issued and facilities established in 2011 and (2) financial taxes and other expenses incurred in Brazil in connection with the transfer of funds for the investment in Oi completed in March 2011.

  Income Taxes

        Income taxes.    Income taxes increased by 26.8% to €125.6 million in 2012, compared to €99.1 million in 2011, corresponding to an effective tax rate of 28.8% and 19.6%, respectively. This increase is primarily explained by (1) the impact of the increase in the maximum statutory tax rate applicable in Portugal from 29.0% to 31.5%, (2) higher non-taxable interest income and equity gains in 2011 and (3) lower gains resulting from adjustments to prior year income taxes.

        For the years 2011 and 2010, following a change in Portuguese tax legislation that occurred in the second quarter of 2010, we and our subsidiaries located in Portugal were subject to corporate income tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a 2.5% state surcharge applicable to taxable income in excess of €2.0 million. For the years 2012 and 2013, following a change in Portuguese tax legislation in December 2011, we are subject to corporate income tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax and (2) by a state surcharge levied at a rate of 3.0% on taxable income between €1.5 million and €10.0 million (€7.5 million as from January 1, 2013, following a change in Portuguese tax legislation in December 2012) and at a rate 5.0% on taxable income in excess of €10.0 million (€7.5 million as from January 1, 2013), resulting in a maximum aggregate tax rate of approximately 31.5%.

  Net Income (Before Non-Controlling Interests)

        Net income (before non-controlling interests) decreased by 23.9% to €310.1 million in 2012 from €407.6 million in 2011 for the reasons described above.

        Income before financial results and taxes from our Portuguese telecommunications business decreased to €488.0 million in 2012, compared to €491.4 million in 2011, primarily due to lower operating revenues, net of related direct costs and costs of products sold. These effects more than offset the impact of lower workforce reduction costs, supplies and external services, depreciation and amortization expenses, wages and salaries and other costs.

  Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests amounted to €84.3 million in 2012 and €73.7 million in 2011 and related primarily to our Africatel businesses (€74.4 million and €64.6 million, respectively) and Timor Telecom (€10.0 million and €10.5 million, respectively).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to our equity holders decreased by 32.4% to €225.8 million in 2012 from €333.9 million in 2011.

        Basic earnings per ordinary and "A" shares from total operations decreased to €0.26 in 2012 from €0.39 in 2011 on the basis of 856,659,594 and 864,161,921 average outstanding shares in 2012 and 2011, respectively.

Further Information Regarding the Results of Operations of Our Equity Investment in Oi

        Because of the strategic importance of our equity investment in Oi, which we report as our Telecommunications in Brazil segment, we present below certain supplemental information regarding the results of operations of Oi.

        The table below sets forth statement of income data of Oi for the years ended December 31, 2013 and 2012 and for the nine-month period from April 1, 2011 through December 31, 2011. The statement of income data set forth below reflects the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of our investment as well as other adjustments and reclassifications to conform with our accounting policies. This table is presented in Euros and corresponds to 100% of the results of operations of Oi and not only the 23.2% effective interest that is included in our consolidated financial statements through the equity method of accounting, including our 15.4% direct interest and a further 7.8% interest held indirectly through our investments in TmarPart, AG Telecom and LF Tel.

        For the reasons described above, the figures in the table below and in the following discussion are not comparable to the figures reported by Oi in Brazil, which are reported in Reais, prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, and include the results of Brasil Telecom (now Oi, S.A.) for all three years ended December 31, 2013, 2012 and 2011 and the results of Telemar only as from March 1, 2012. In contrast, we accounted for the results of both Brasil Telecom and Telemar for the years ended December 31, 2013 and 2012 and the nine-month period from April 1, 2011 through December 31, 2011.

Statement of Income Data:

	Year Ended December 31
			April 1 - December 31, 2011
	2013	2012
	(EUR Millions)
Revenues	10,383.1	11,874.5	9,415.5
Costs, Expenses and Losses:
Wages and salaries	825.2	970.7	637.2
Direct costs	2,149.8	2,459.8	2,020.1
Costs of products sold	147.3	171.5	124.1
Marketing and publicity	185.7	192.7	180.9
Supplies, external services and other expenses	2,621.4	3,460.7	2,461.0
Indirect taxes	696.8	777.1	560.3
Provisions and adjustments	260.0	293.9	513.9
Depreciation and amortization	2,155.2	2,257.0	1,999.3
Post retirement benefits	26.5	25.1	17.6
Other costs, net	1.8	(72.3)	5.6

Income before financial results and taxes	1,313.4	1,338.2	895.4
Net interest expenses	1,006.0	850.7	475.9
Net other financial expenses	164.3	208.7	129.1

Income before taxes	143.1	278.9	290.4
Income taxes	(8.9)	44.4	(161.7)

Net income (before non-controlling interests)	152.0	234.5	452.1
Income attributable to non-controlling interests	3.0	9.6	46.9

Net income after non-controlling interests	149.0	224.9	405.2

        The following supplemental analysis of results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012 is presented to enhance readers' understanding of the results of operations of the Oi business for the most recent fiscal year.

  Revenues

        Oi's revenues decreased by 12.6% to €10,383.1 million in 2013 from €11,874.5 million in 2012, primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €1,490.6 million of the decrease. On a constant currency basis, operating revenues would have decreased by €0.8 million, as the decline in sales (€24.7 million) and other revenues (€113.1 million) was offset by an increase in services rendered (€137.0 million). The improvement in operating revenues from services rendered was due to increases in revenues from Oi's residential and personal mobility customer categories, partially offset by decreases in its enterprise and other customer categories, as described below:

  •
  Residential Services.  The increase in revenues from Oi's residential customer category primarily reflects increases in local fixed-line services and data transmission services due to the positive contribution from triple- and quadruple-play offers. These effects were partially offset by decreases in demand for fixed voice products, including due to (1) a decrease in the average number of lines in service at Oi's legacy fixed line operations as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed line services and (2) decreases in revenues from long-distance fixed-line services.

  •
  Personal Services.  The increase in revenues from Oi's personal mobility customer category primarily reflects increased sales of premium services (such as data services and value-added services) to postpaid customers and the launch of new promotions for prepaid services. These effects were partially offset by the negative effect of lower mobile termination rates.

  •
  Enterprise Services.  In Oi's enterprise customer category, revenues decreased as a result of a reduction of Oi's corporate customer base due to Oi's focus on improving the quality and profitability of its customer base.

  Costs, Expenses and Losses

        As explained below, Oi's total costs, expenses and losses decreased to €9,069.7 million in 2013 from €10,536.3 million in 2012, a decrease of 13.9%, primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €1,302.0 million of the decrease. The changes in the main cost items in the year ended December 31, 2013 compared to the year ended December 31, 2012 are explained below.

  •
  Wages and salaries.  Excluding the impact of the depreciation of the Real against the Euro (€118.5 million), wages and salaries would have decreased by €27.1 million, reflecting a reversal of employee and management profit sharing accruals during 2013 as compared to accruals recorded in 2012, primarily as a result of the decline in the performance of metrics used to calculate profit sharing. This effect was partially offset by, among other things, an increase in employees at Oi's call center, the renegotiation of some of Oi's collective bargaining agreements at the end of 2012 and an increase in administrative employees.

  •
  Direct costs.  Excluding the impact of the depreciation of the Real against the Euro (€308.6 million), direct costs would have decreased by €1.4 million, reflecting lower interconnection costs as a result of mobile termination rate reductions, a reduction in the average number of lines in service of Oi's legacy fixed line operations and the settlement of agreements with other operators. These effects were partially offset by an increase in the cost of Pay-TV content acquisitions as a result of the expansion of these services.

  •
  Supplies and external services and other expenses.  Excluding the impact of the depreciation of the Real against the Euro (€376.3 million), supplies and external services and other expenses would have decreased by €463.0 million, primarily as a result of gains from the sale of assets recorded in 2013 (€596.8 million), which related mainly to the disposal of Oi's GlobeNet submarine cable operation for a total amount of R$1,779 million (€709.2 million). This effect was partially offset by higher expenses for third-party services due to, among other things, increased network maintenance costs at Oi's legacy fixed line operations, reflecting (1) higher expenses for third-party network maintenance providers as Oi focused on improving the quality of its broadband network to improve services provided to customers and (2) higher real estate rental and network infrastructure leasing costs as a result of Oi's sales of non-strategic assets completed at the end of 2012, which Oi now rents and leases.

  •
  Indirect taxes.  Excluding the impact of the depreciation of the Real against the Euro (€100.0 million), indirect taxes would have increased by €19.7 million as a result of higher Taxes on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, Social Integration Program taxes (Programa de Integração Social), or PIS, and federal Contributions for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS, due to an increase in other revenues.

  •
  Depreciation and Amortization.  Excluding the impact of the depreciation of the Real against the Euro (€309.4 million), depreciation and amortization costs would have increased by €207.6 million due to the commencement of 4G services and the growth of the 4G network, which increased amortizable license costs and depreciable property, plant and equipment at Oi's legacy operations.

  Net Interest Expense

        Oi's net interest expense increased to €1,006.0 million in 2013 from €850.7 million in 2012, as the impact of the depreciation of the Real against the Euro (€144.4 million) was more than offset by an increase in interest expense on a constant currency basis of €299.8 million, reflecting higher debt levels in connection with the amounts paid to non-controlling shareholders in April 2012 upon the completion of Oi's corporate reorganization and the dividends paid by Oi in April and August 2012.

  Net Income After Non-Controlling Interests

        Oi's net income after non-controlling interests decreased by 33.7% to €149.0 million in 2013 from €224.9 million in 2012. This decrease partly reflects the impact of the depreciation of the Real against the Euro, which at the level of net income after non-controlling interests amounted to €21.4 million. Adjusting for this effect, Oi's net income after non-controlling interests would have decreased by €54.4 million reflecting, as described above, higher net interest expenses (€299.8 million), depreciation and amortization costs (€207.6 million) and expenses for third-party services (€133.8 million), effects that were partially offset by gains recorded in 2013 in connection with the sale of assets (€596.8 million), primarily related to the disposal of Oi's GlobeNet submarine cable operation.

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

        Our principal sources of funding for these capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments decreased to €2,573.1 million as of December 31, 2013, compared to €2,614.8 million as of December 31, 2012. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the years ended December 31, 2011, 2012 and 2013.

	2011	2012	2013
	(EUR Millions)
Cash flow from operating activities	1,189.5	1,061.8	853.7
Cash flow from (used in) investing activities:
Continuing operations	(3,929.4)	(575.0)	(364.1)
Discontinued operations	2,000.0	—	—
Cash flow from (used in) financing activities	(379.4)	(2,112.9)	(764.7)
Total	(1,119.3)	(1,626.1)	(275.1)

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

        Net cash flow from operating activities decreased by 19.6% to €853.7 million in 2013 from €1,061.8 million in 2012, primarily due to lower collections from customers (€463.7 million), reflecting the decline in revenues in our Portuguese telecommunications business, partially offset by lower payments to suppliers (€245.2 million).

        Net cash flow from operating activities decreased by 10.7% to €1,061.8 million in 2012 from €1,189.5 million in 2011, primarily due to lower collections from customers (€240.5 million), reflecting the decline in revenues in our Portuguese telecommunications business. These effects were partially offset by lower payments to employees (€104.3 million) and a decline in payments relating to income taxes (€47.5 million).

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

        Net cash used in investing activities decreased to €364.1 million in 2013 from €575.0 million in 2012. This decrease primarily reflects the proceeds obtained in 2013 from the disposal of our investment in CTM (€335.7 million) and a decrease in cash payments for the acquisition of tangible and intangible assets (€216.8 million), primarily due to lower capital expenditures in our Portuguese telecommunications business. These effects were partially offset by a reduction in dividends received from affiliated companies (€149.3 million), mainly due to lower dividends received from Oi and higher investments in short-term financial applications.

        Net cash used in investing activities related to continuing operations decreased to €575.0 million in 2012 from €3,929.4 million in 2011. This decrease primarily reflects the acquisition of the investments in Oi and Contax in March 2011 (€3,727.5 million) and an increase in dividends received from affiliated companies (€90.6 million), mainly due to higher dividends received from Oi in 2012, which more than offset lower dividends received from Unitel. These effects were partially offset by (1) the proceeds obtained in 2011 from the disposal of our investment in UOL (€155.5 million), (2) lower cash receipts from interest and related income (€118.1 million), mainly due to interest income received in the first quarter of 2011 on the cash deposits in Reais that were used to pay for the strategic investments in Oi and Contax and (3) an increase in cash payments for the acquisition of tangible and intangible assets (€95.1 million).

  Cash Flows from (Used In) Financing Activities

        Cash flows used in financing activities include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings.

        Net cash used in financing activities decreased to €764.7 million in 2013 from €2,112.9 million in 2012, mainly due to lower net cash payments on loans (€1,008.1 million), reflecting net cash payments of €40.6 million in 2013, as compared to net cash payments of €1,048.7 million in 2012, and lower dividends paid (€288.0 million), primarily reflecting the reduction in dividends paid to our shareholders (€284.7 million), from a dividend per share of €0.65 in 2012 to €0.325 in 2013.

        Net cash used in financing activities increased to €2,112.9 million in 2012 from €379.4 million in 2011, mainly due to an increase in net cash payments on loans (€2,234.1 million), reflecting net cash payments of €1,048.7 million in 2012, as compared to net cash receipts of €1,185.4 million in 2011, partially offset by lower dividends paid (€580.6 million), primarily reflecting the reduction in dividends paid to our shareholders (€569.3 million), which in 2011 included an extraordinary dividend totaling €569.3 million.

        Cash receipts from loans obtained, net of cash payments resulting from loans repaid, primarily relate to commercial paper and other bank loans and amounted to €40.6 million in 2013. As described in more detail in Note 38 to our audited consolidated financial statements for the year ended December 31, 2013, net cash payments on loans in 2013 primarily included (1) the repayment of the €1 billion Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to €934 million at maturity, (2) the decrease in the outstanding amount due under our standby credit facilities entered into in previous years (€350 million), (3) the repayment of the €50 million floating rate notes issued in August 2008 and (4) the repayment of several loans obtained from the European Investment Bank, or EIB. These effects were partially offset by (1) a €1 billion Eurobond issued on May 10, 2013, which matures in 2020 and bears interest at a fixed rate of 4.625%, and (2) the increase in the amounts due under our commercial paper programs (€366 million).

        Cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to €1,048.7 million in 2012 and primarily included (1) the repayment of the €1,300.0 million Eurobond issued by PTIF in March 2005, (2) the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities, amounting to €454.3 million, (3) the reduction of €378.2 million in the amounts due under commercial paper programs and (4) a €20.6 million payment under equity swap contracts on our own shares. These effects were partially offset by the €400.0 million and €750.0 million bonds issued by Portugal Telecom and PTIF in July and October 2012, respectively.

        Cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €1,185.4 million in 2011 and primarily included (1) the €600.0 million Eurobond issued by PTIF in February 2011, (2) an increase of €466.0 million in the outstanding amount under commercial paper programs and (3) an amount of €750.0 million drawn under a credit facility obtained in March 2011. These effects were partially offset by the payment of €450.0 million to the Portuguese State in December 2011 related to the transfer of unfunded pension obligations completed in December 2010 and (2) a payment under equity swap contracts on our own shares amounting to €84.3 million.

        In 2013, 2012 and 2011, dividends paid by Portugal Telecom and its subsidiaries amounted to €316.1 million, €604.1 million and €1,184.7 million, respectively. During 2013, Portugal Telecom itself paid dividends of €284.7 million in May 2013, corresponding to an ordinary dividend of €0.325 per share. During 2012, Portugal Telecom itself paid dividends of €188.3 million on January 4, 2012, which represented an advance dividend with respect to 2011 profits of €0.215 per share, and €381.0 million in May 2012, which represented an ordinary dividend of €0.435 per share, for total ordinary dividends per share paid in 2012 of €0.65 per share. In June 2011, Portugal Telecom paid dividends of €1.3 per share, totaling €1,138.6 million, including an ordinary dividend of €0.65 per share relating to the year 2010 and an extraordinary dividend of €0.65 per share (relating to the total extraordinary dividend of €1.65 proposed following the disposal of our investment in Brasilcel, of which €1 per share had already been paid in December 2010). The remainder of the dividends we paid in 2013, 2012 and 2011 represented dividends paid by certain of our international investments, primarily MTC, CVTelecom and Timor Telecom.

        For more detailed explanations of the changes in certain line items of our cash flow statement, see Note 47 to our audited consolidated financial statements.

Indebtedness

        Our total consolidated indebtedness amounted to €7,371.1 million at the end of 2013, compared to €7,375.1 million as of December 31, 2012, reflecting repayments of loans obtained and new financings secured as described above under "—Cash Flows—Cash Flows from (Used In) Financing Activities".

        Our cash and cash equivalents decreased to €1,659.0 million as of December 31, 2013 from €1,988.8 million as of December 31, 2012, primarily explained by (1) net cash used in financing activities of €764.7 million in 2013, primarily reflecting net cash repayments of loans, and (2) net cash used in investing activities of €364.1 million in 2013, primarily reflecting the payments resulting from the acquisition of tangible and intangible assets. These effects were partially offset by net cash receipts from operating activities of €853.7 million in 2013, as explained above.

        Our short-term investments increased to €914.1 million as of December 31, 2013 from €626.0 million as of December 31, 2012, reflecting payments, net of cash receipts, resulting from short-term financial applications, amounting to €316.7 million in 2013.

        Of the total indebtedness outstanding as of December 31, 2013, 79.8% was medium- and long-term debt, compared to 81.1% as of December 31, 2012.

        The composition of our consolidated indebtedness as of December 31, 2012 and 2013 was as follows:

	As of December 31,
	2012		2013
Debt (in Euro million)	Short-term	Long-term	Short-term	Long-term
Indebtedness
Exchangeable bonds	—	732.9	743.0	—
Bonds	983.6	3,732.4	—	4,731.3
Bank loans
External loans	114.0	1,381.4	103.9	949.3
Domestic loans	2.8	108.8	5.1	175.0
Liability related to equity swaps on treasury shares	73.2	—	73.2	—
Commercial Paper	175.8	—	542.0	—
Leasings	24.0	23.9	24.7	23.6
Other financings	22.4	—	0.0	—
Total indebtedness	1,395.7	5,979.4	1,492.0	5,879.2

Cash and cash equivalents	1,988.8		1,659.0
Short-term investments	626.0		914.1
Net Indebtedness	4,760.3		4,798.1

  Maturity

        Of the total indebtedness outstanding as of December 31, 2013, €1,492.0 million is due before the end of December 2014. The remaining €5,879.2 million is medium and long-term debt. As of December 31, 2013, the average maturity of our total indebtedness, net of cash and cash equivalents and short-term investments, was 5.5 years, benefiting from the €1 billion 7-year Eurobond issued in May 2013 following the repayment in April 2013 of the 2009 €1 billion Eurobond.

  Interest Rates

        As of December 31, 2013, 81.6% of our total indebtedness was at fixed rates, as compared to 81.8% as of December 31, 2012, reflecting the fixed-rate bonds issued by PTIF in 2005, 2007, 2009, 2011, 2012 and 2013.

  Credit Ratings

        Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Outlook	Last Change
Moody's	Ba2	Review for upgrade	October 3, 2013
Standard & Poor's	BB	Credit Watch with developing implication	October 4, 2013
Fitch Ratings	BBB-	Negative	August 15, 2013

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

  •
  On July 29, 2011, Moody's announced that it confirmed our Baa3 issuer rating and the ratings of PTIF with negative outlook, completing a ratings review process initiated on June 7, 2011.

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

  •
  On August 15, 2013, Fitch announced its review of our credits ratings, downgrading our long-term rating from BBB to BBB-, with a negative outlook.

  •
  On October 3, 2013, Moody's announced that it had placed on review for upgrade ours and PTIF's Ba2 long-term rating.

  •
  On October, S&P announced that it had placed on CreditWatch with developing implications ours and PTIF's long-term rating.

        Certain of our debt instruments contain provisions that are triggered by changes in our credit ratings. See "—Covenants—Credit Ratings" below.

  Debt Instruments

        Set forth below is a brief description of certain of our debt instruments.

  •
  Bonds—Portugal Telecom and Subsidiaries.  We have established a Euro Medium Term Note Programme, or EMTN, providing for the issuance of bonds. The EMTN program allows for bonds to be issued in a range of currencies and forms, including fixed and floating rates. As of December 31, 2013, the total size of this program was €7.5 billion, and we had outstanding bonds of €4,750.0 million. In May 2013, under this program, we issued €1 billion 4.625% bonds due 2020.

    For additional information on the bonds we have issued under the EMTN program, including the principal amount, price, maturity and interest rate for each series of bonds, see Note 38.2 to our audited consolidated financial statements.

    In connection with the proposed Business Combination with Oi, on February 7, 2014, we undertook a solicitation of consents from the holders of each series of outstanding bonds under the EMTN to amend certain terms and conditions of the relevant series of bonds. The holders of each series of bonds have agreed to the amendments. See "—Amendments to Debt Instruments in Connection with the Business Combination" below.

  •
  Exchangeable Bonds.  On August 28, 2007, we issued €750 million of bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The Exchangeable Bonds carry a coupon of 4.125% per annum, and the exchange price is currently €8.91 per ordinary share, in accordance with the terms and conditions of the Exchangeable Bonds. For additional information on these Exchangeable Bonds, see Note 38.1 to our audited consolidated financial statements. Each holder of €50,000 in principal amount of bonds is currently entitled to receive 5,611 shares.

    In connection with the proposed Business Combination with Oi, on February 7, 2014, we undertook a solicitation of consents from the holders of the outstanding Exchangeable Bonds to amend certain terms and conditions of the Exchangeable Bonds. The holders of the Exchangeable Bonds have agreed to the amendments. See "—Amendments to Debt Instruments in Connection with the Business Combination" below.

  •
  Standby Credit Facilities—Portugal Telecom and Subsidiaries.  As of December 31, 2013, we had a committed standby credit facility totaling €800.0 million, including a €400.0 million revolving tranche and a €400 million term loan that expires in June 2016, of which €400.0 million was drawn as of December 31, 2013. We initially obtained this facility in 2011 in the amount of €900.0 million and increased the commitments thereunder to €1,200.0 million. In 2012, we renegotiated the facility, extending its maturity to June 2016 and reducing the amount to €800.0 million. For additional information on these standby credit facilities, see Note 38.3 to our audited consolidated financial statements.

  •
  EIB Loans.  We had several amortizing loans from the EIB in the aggregate amount of €527 million as of December 31, 2013. These include (1) loans in the aggregate amount of €391 million, bearing an average fixed interest rate of 2.7% per annum and maturing on various dates from 2014 to 2019, (2) loans in the aggregate amount of €100.0 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 2.7% per annum as of December 31, 2013, and maturing on various dates from 2014 to 2021 and (3) loans in the aggregate amount of €35.7 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 2.9% and maturing in 2014.

  •
  Export Credit Facility.  In 2011, we entered into an export credit facility, including a €80.0 million committed tranche agreed in 2011 and a €100.0 million committed tranche agreed in January 2013. As of December 31, 2013, €70 million had been drawn under this facility.

  •
  Liability Related to Equity Swaps on Treasury Shares.  As of December 31, 2012 and 2013, we had equity swap contracts over 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares, requiring us to recognize a corresponding financial liability for the related acquisition cost in the amount of €178.1 million. In December 2012, we settled €20.6 million of the outstanding amount previously due. As a result of this and other settlements, the liability as of December 31, 2012 and 2013 was reduced to €73.2 million. For additional information on our liability related to these equity swaps, see Note 38.4 to our audited consolidated financial statements.

  •
  Commercial Paper.  We have entered into several commercial paper programs, under which we had issued an aggregate amount of €542 million as of December 31, 2013, maturing between January and May 2014. Under these programs, we had available an underwritten amount of €283 million as of December 31, 2013. In January 2013, we entered into a new commercial paper program for a total amount of €400 million, including an underwritten amount of €200 million. For additional information on our commercial paper programs, see Note 38.5 to our audited consolidated financial statements.

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

  Amendments to Debt Instruments in Connection with the Business Combination

  PTIF Notes, Exchangeable Bonds and Portugal Telecom Retail Notes

        On October 2, 2013, we announced that we entered into a memorandum of understanding with Oi and certain of our and its respective shareholders with respect to the Business Combination. See "Item 4—Our Businesses—Proposed Business Combination with Oi and TmarPart." In connection with our proposed Business Combination with Oi, on February 7, 2014, we undertook consent solicitations to holders of our €400 million 6.25% Notes due 2016, or the Portugal Telecom Retail Notes; our €750 million 4.125% Exchangeable Bonds due 2014, or the Exchangeable Bonds; and certain notes issued by our wholly owned subsidiary, PTIF, under our Euro Medium-Term Note Programme, or the PTIF Notes, to consider and approve certain proposals and other amendments to the trust deeds and terms and conditions of such notes and bonds.

        The consent solicitation period expired on February 26, 2014, and the holders of the Exchangeable Bonds and the PTIF Notes approved the proposals at meetings held on March 3, 2014. With respect to the Portugal Telecom Retail Notes, no quorum was established for a meeting on March 3, 2014, and the consent solicitation period was extended and the meeting adjourned and rescheduled for March 18, 2014. At the March 18, 2014 meeting, the holders of the Portugal Telecom Retail Notes also approved the proposals.

        On March 19, 2014, (1) Portugal Telecom, PTIF, PT Comunicações S.A., or PT Comunicações, PT Portugal, Oi and the trustee under Portugal Telecom's Euro Medium-Term Note Programme entered into a supplemental trust deed relating to the Portugal Telecom Retail Notes and the PTIF Notes pursuant to which the principal trust deed governing the Portugal Telecom Retail Notes and the PTIF Notes was amended and restated and (2) PTIF, Portugal Telecom, PT Comunicações, Oi and the trustee under the principal trust deed governing the Exchangeable Bonds entered into a supplemental trust deed pursuant to which the principal trust deed governing the Exchangeable Bonds was amended and restated. The amendments included the following:

  •
  except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom and PT Comunicações, as keep well providers, from all of their respective obligations under the applicable keep well agreements;

  •
  in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal as issuer and principal obligor;

  •
  the addition of an unconditional and irrevocable guarantee from Oi;

  •
  the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination;

  •
  in the case of the Exchangeable Bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed Capital Increase up to (but excluding) the date of the completion of the proposed Business Combination, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed Business Combination, a cash amount with reference to the ordinary shares of TmarPart (each calculated in accordance with the modified terms and conditions of such Exchangeable Bonds) in place of receiving ordinary shares of Portugal Telecom; and

  •
  make certain other modifications to the terms and conditions as set forth in the relevant amendment deeds and related agreements, including certain modifications described under "—Covenants" below.

        The waivers described in the fourth bullet above became effective for each series upon approval of the holders of the notes or bonds of that series at the applicable meeting, and the amendments will become effective upon completion of the Capital Increase.

        On February 19, 2014, the Board of Directors of Oi approved the granting of an unconditional and irrevocable guarantee for the benefit of holders of debt instruments of Portugal Telecom, which will become effective upon the completion of the Capital Increase.

  Credit Facilities

        Portugal Telecom, PT Comunicações, PTIF and Oi entered into agreements:

  •
  on March 25, 2014 under which the Term Loan Agreement, dated June 29, 2010, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, KfW IPEX-Bank GMBH, as agent, and the lenders from time to time party thereto, or the Term Loan; and

  •
  on April 3, 2014 under which the Term and Revolving Credit Facilities Agreement, dated March 23, 2011, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Banc of America Securities Limited, as agent, and the lenders from time to time party thereto, or the Revolving Credit Facility, were amended to (1) the substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of each of the Revolving Credit Facility and the Term Loan and modify certain definitions, covenants and events of default in each of the Revolving Credit Facility and the Term Loan to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of each of the Revolving Credit Facility and the Term Loan from Oi, (3) waive any and all of the defaults and events of default under each of the Revolving Credit Facility and the Term Loan that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination and (4) modify the maintenance covenants and the definitions related thereto in each of the Revolving Credit Facility and the Term Loan to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. Under these agreements, the substitution of the borrower, the guarantee of Oi and the modifications to the maintenance covenants and the definitions related thereto will become effective upon the completion of the Capital Increase.

        Portugal Telecom, PT Comunicações, PTIF and Oi have engaged in negotiations with the lenders and agents under each of:

  •
  the Export Credit Facility Agreement, dated May 3, 2011, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Export Credit Facility; and

  •
  the Tranche B Export Credit Facility Agreement, dated May 18, 2013, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Tranche B Export Credit Facility, and, as a result of such negotiations, Portugal Telecom, PT Comunicações, PTIF and Oi expect to enter into agreements under which such facilities will be amended to (1) substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of each of the Export Credit Facility and the Tranche B Export Credit Facility and modify certain definitions, covenants and events of default in each of the Export Credit Facility and the Tranche B Export Credit Facility to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of each of the Export Credit Facility and the Tranche B Export Credit Facility from Oi and (3) modify the maintenance covenants and the definitions related thereto in each of the Export Credit Facility and the Tranche B Export Credit Facility to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart.

        On March 20, 2014, the agent under each of the Export Credit Facility and the Tranche B Export Credit Facility entered into a waiver letter pursuant to which the agent waived any and all of the defaults and events of default under each of the Export Credit Facility and the Tranche B Export Credit Facility that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination, which waiver will remain binding until June 30, 2014.

  Covenants

        Our debt instruments contain certain covenants, as well as customary default and cross-acceleration provisions. As of December 31, 2013, the main covenants are as follows:

  •
  Change of Control.  The Exchangeable Bonds, the credit facilities under which we had borrowed a total amount of €670 million as of December 31, 2013 and the loans obtained from the EIB totaling €527 million as of December 31, 2013 provide for redemption at the option of the bondholders (in the case of the Exchangeable Bonds) or mandatory prepayment in the case of any change in control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50% of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obligated to comply are also considered a change of control. In connection with the proposed Business Combination with Oi, on March 3, 2014, we convened a meeting of holders of the outstanding Exchangeable Bonds at which the requisite percentage of holders agreed to waive any and all of the defaults and events of default that may be triggered by Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination. Further, on March 19, 2014, Portugal Telecom, PTIF, PT Comunicações, Oi and the trustee under the principal trust deed governing the Exchangeable Bonds entered into a supplemental trust deed pursuant to which, among other things, the definition of "Change of Control," which is used in the adjustment provisions for the exchange rights and in provisions relating to redemption, was amended so that it will not apply if TmarPart gains control of Oi, which will unconditionally and irrevocably guarantee the Exchangeable Bonds upon the completion of the Capital Increase. By letter dated March 31, 2014, the EIB agreed, subject to certain conditions, to waive its right to mandatory prepayment of the amortizing loans entered between Portugal Telecom and EIB in the context of the Business Combination.

  •
  Change of Control with Ratings Trigger.  The Eurobonds amounting to €750 million issued in 2009, the €600 million Eurobond issued in 2011, the €750 million Eurobond issued in 2012 and the €1,000 million Eurobond issued in 2013 provide for redemption at the option of the bondholders in the event of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes. In connection with the proposed Business Combination with Oi, on March 3, 2014, we convened a meeting of holders of each series of outstanding bonds, except for the holders of the Portugal Telecom Retail Notes, for which a meeting was convened on March 18, 2014, at which the requisite percentage of holders of each series agreed to waive any and all of the defaults and events of default that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination. Further, on March 19, 2014, Portugal Telecom, PTIF, PT Comunicações, Oi and the trustee under the principal trust deed governing the Eurobonds entered into a supplemental trust deed pursuant to which, among other things, the definition of "Change of Control," which is used in the provisions relating to redemption, was amended so that it will not apply if TmarPart gains control of Oi, which will unconditionally and irrevocably guarantee the bonds upon the completion of the Capital Increase.

  •
  Credit Ratings.  Certain loan agreements with the EIB, totaling €36 million as of December 31, 2013, provide that we may be asked to present a guarantee acceptable to the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and BBB by Fitch). On December 23, 2011, Moody's announced the downgrade of Portugal Telecom's long-term rating from Baa3 to Ba1. On February 16, 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom agreed with the EIB to open a cash deposit account amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favor of the EIB. The amount deposited in this account, which amounted to €28 million as of December 31, 2013, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to Portugal Telecom will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on February 11, 2013, from BB+ to BB, with negative outlook. See "—Credit Ratings" above.

  •
  Control and Limitations on Disposals of Subsidiaries.  As of December 31, 2013, certain credit facilities under which we had borrowed a total amount of €640 million as of December 31, 2013 provide that we must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. On March 20, 2014, the agent under each of the Export Credit Facility and the Tranche B Export Credit Facility entered into a waiver letter pursuant to which the agent waived any and all of the defaults and events of default under each of the Export Credit Facility and the Tranche B Export Credit Facility that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination, which waiver will remain binding until June 30, 2014. Portugal Telecom, PT Comunicações, PTIF and Oi entered into amendment agreements to the Term Loan on March 25, 2014 and to the Revolving Credit Facility on April 3, 2014, pursuant to which, among other things, the lenders under each of the Revolving Credit Facility and the Term Loan waived any and all of the defaults and events of default that may be triggered by the Capital Increase and/or the Business Combination or any transaction executed as part of, or pursuant to, the Capital Increase and/or the Business Combination, under each of the Revolving Credit Facility and the Term Loan, including with respect to the maintenance of control of each material subsidiary.

  •
  Dispositions of Assets.  The EIB loans totaling €527 million as of December 31, 2013 include certain restrictions regarding the disposition of assets by Portugal Telecom. By letter dated March 31, 2014, the BEI agreed, subject to certain conditions, to waive restrictions governing these amortizing loans on asset dispositions in the context of the Business Combination.

  •
  Financial Ratios.  Certain credit facilities under which we had borrowed a total amount of €670 million as of December 31, 2013 require that the ratio Consolidated Net Debt/EBITDA may not exceed certain levels. Consolidated Net Debt is defined as total short and medium and long-term debt minus cash and cash equivalents and short-term investments. EBITDA is defined as income before financial results and taxes plus depreciation and amortization expenses, post retirement benefits costs, curtailment costs, net losses on disposals of fixed assets and net other costs. The Consolidated Net Debt to EBITDA ratio, taking into consideration the proportional consolidation of Oi and Contax, as provided under the €800 million credit facility, amounted to 3.5 and 3.3 in 2013 and 2012, respectively. Portugal Telecom, PT Comunicações, PTIF and Oi entered into amendment agreements to the Term Loan on March 25, 2014 and to the Revolving Credit Facility on April 3, 2014, pursuant to which, among other things, these maintenance covenants and the definitions related thereto in each of the Revolving Credit Facility and the Term Loan were amended to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. Such amendments would require that PT Portugal ensure that the Consolidated Indebtedness to Adjusted EBITDA ratio of TmarPart does not exceed 4.0 to 1.0. Portugal Telecom is currently in negotiations with the lenders under each of the other relevant credit facilities seeking similar amendments to these maintenance covenants and the definitions related thereto in each of such other relevant credit facilities.

  •
  Negative Pledge.  The Euro Medium Term Notes, the Exchangeable Bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programs are subject to negative pledge clauses, which restrict the granting of security interests in the assets of companies included in the consolidation.

        The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. Our debt instruments generally include customary cross-acceleration or cross-default provisions. We believe that, as of December 31, 2013, we are in full compliance with the covenants described above.

        We discuss our exposure to interest rate and exchange rate risk, as well as our use of derivative instruments, in "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

  Further Information Regarding the Indebtedness of Oi

        Because of the strategic importance of our equity investment in Oi, which we report as our Telecommunications in Brazil segment, we present below certain supplemental information regarding the indebtedness of Oi. We do not proportionally consolidate the indebtedness of Oi, but we present this information because Oi's indebtedness affects the value of our equity investment in Oi, and interest expenses related to that indebtedness affect our equity in the losses of joint ventures.

        The composition of Oi's gross debt as of December 31, 2012 and 2013 was as follows:

	As of December 31,
Debt (In Euro million)	2012	2013
Indebtedness
Bonds	6,659.5	6,260.4
Bank loans	4,975.5	4,056.5
Derivative financial instruments	(152.2)	(462.5)
Other financings	(374.9)	(283.2)
Total indebtedness	11.857.7	10.137.6

        Set forth below is a brief description of certain of Oi's debt instruments.

  •
  Bonds—Oi and Subsidiaries.  Oi and its subsidiary, Telemar, issued a total of R$20,393.7 million of various series of bonds, €6,260.4 million of which are outstanding as of December 31, 2013. The maturity of these bonds range from 2014 to 2022 and the bonds have either a fixed or floating rate interest. For additional information on the bonds Oi and Telemar have issued, including the principal amount, maturity and interest rate for each series of bonds, see Note 30.1 to our audited consolidated financial statements.

  •
  Bank Loans.  The Oi Group had a financing agreement with the Brazilian Development Bank, or BNDES, R$5,417 million of which was drawn as of December 31, 2013. In April 2014, BNDES disbursed an aggregate amount of R$836 million under this financing agreement. Several companies of the Oi Group also had a financing agreement with BNDES, R$1,915 million of which was outstanding and due as of December 31, 2013. Telemar had a loan of R$4,300 million with Banco do Brasil, R$3,071 million of which was outstanding as of December 31, 2013. For additional information on these financing agreements, see Note 30.1 to our audited consolidated financial statements.

Post Retirement Benefits

        The following table shows the amount of our liabilities for post retirement benefits recorded on our statements of financial position as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
	(EUR Millions)
Gross projected pension benefits obligations	121.6	127.3	117.2
Minus: Pension fund assets at fair value	(98.5)	(99.5)	(94.7)

Accrued pension liabilities	23.1	27.8	22.5

Gross projected healthcare benefits obligations	352.6	375.4	376.5
Minus: Healthcare fund assets at fair value	(246.2)	(299.9)	(291.7)

Accrued healthcare liabilities	106.3	75.5	84.8

Obligations with salaries to suspended and pre-retired employees	782.5	730.4	851.7

Total accrued liability for post retirement benefits(1)	911.9	833.7	959.0

(1)
As of December 31, 2013, this caption corresponds to the net amount of an accrued post retirement liability of €960.9 million and a non-current asset of €1.8 million related to the surplus of certain pension plans.

        As of December 31, 2013, the projected benefits obligations, or PBO, of our post retirement benefits for our Portuguese telecommunications business, including pension supplements, healthcare benefits and salaries payable to pre-retired and suspended employees amounted to €1,345.4 million (€117.1 million for pension supplements, €376.5 million for healthcare benefits and €851.7 million for salaries payable to pre-retired and suspended employees). These projected benefits obligations were computed based on discount rates of 3.00% for pension supplements, 4.00% for healthcare benefits and 2.00% for obligations related to the payment of salaries to pre-retired and suspended employees, and assuming an annual salary increase of 1.75% for pension supplements and healthcare benefits and an annual salary increase ranging between 0% and 1% for salaries due to pre-retired and suspended employees, depending on the amount of the salary and the year of payment, as explained in more detail in Note 14.1 to our audited consolidated financial statements. As of December 31, 2013, our post retirement benefits plans which are closed to new participants, covered approximately 19,841 employees in the case of pensions (approximately 36% still in service) and approximately 23,503 beneficiaries in the case of healthcare obligations (approximately 23% still in service).

        According to the rules of the Portuguese Insurance Institute (Instituto de Seguros de Portugal, or ISPortugal), the Portuguese insurance regulator, the liability related to retired employees under the pension plans must be fully funded. Under current rules, funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age. The estimated average working life of employees still in service is 14 years. As of December 31, 2013, our pension obligations for retired employees, computed based on ISPortugal rules, are fully funded.

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

        The market value of the pension funds amounted to €386.3 million as of December 31, 2013, a decrease from €399.4 million as of December 31, 2012, reflecting net refunds of healthcare expenses paid on account by PT Comunicações (€22.0 million) and payments of pension supplements made by the funds (€9.0 million), effects that were partially offset by the positive performance of assets under management (€17.5 million). See Note 14.1 to our audited consolidated financial statements for additional information. The asset allocation of our pension and healthcare benefits funds as of December 31, 2013 was 27.6% equity, 29.7% bonds and 42.6% cash and others. The effective return of the funds in 2013 was approximately 4.5%.

        The accrued liability related to our total post-retirement benefits amounted to €959.0 million. In 2013, the accrued liabilities increased by €125.3 million, reflecting primarily total post retirement benefits and curtailment costs (€145.7 million) and net actuarial losses (€139.5 million) recognized in the period, effects that were partially offset by salary payments to suspended and pre-retired employees made during the year (€157.7 million).

        The table below shows the evolution of our total net responsibilities for post retirement benefits, related to our Portuguese telecommunications businesses during the years ended December 31, 2012 and 2013.

	2012	2013
	(EUR Millions)
Accrued liability for post retirement benefits (initial balance)	911.9	833.7
Post retirement benefits expenses	35.2	18.7
Workforce program reduction costs	0.4	123.0
Contributions and payments	(159.8)	(155.9)
Net actuarial losses	45.9	139.5
Accrued liability for post retirement benefits (final balance)	833.7	959.0

        The table below sets forth the components of our total net post retirement benefits expenses, related to our Portuguese telecommunications businesses in the years ended December 31, 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Portuguese telecommunications business:
Service cost	3.5	3.5	4.2
Net interest cost	32.3	31.7	16.6
Prior year service gains	—	—	(2.2)
Subtotal	35.9	35.2	18.7

Contribution to Social Security(1)	25.1	22.3	21.8

Total post retirement benefits expense	61.0	57.5	40.5

(1)
This caption corresponds to our fixed monthly contribution to the Portuguese Social Security System and Caixa Geral de Aposentações in order to fund future service of the active beneficiaries included in certain pension plans, following their transfer to the Portuguese State.

        In 2011, 2012 and 2013, net curtailment costs amounted to €36.4 million, €2.4 million and €127.1 million, respectively.

        The table below sets forth the components of our cash flows associated with post retirement benefits in 2011, 2012 and 2013.

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Contributions to the pension funds	1.7	1.1	0.5
Payments of pensions to pre-retired and suspended employees	1.1	1.0	0.9
Salary payments (pre-retired and suspended employees)	174.0	159.6	157.7
Regular healthcare payments	18.0	19.0	18.9
Refund	(23.3)	(20.8)	(22.0)

Subtotal	171.5	159.8	155.9
Termination payments	3.8	1.9	4.0

Service cost related to liabilities transferred to the Portuguese State(1)	21.8	25.5	21.8

Total payments related to post retirement benefits	197.1	187.2	181.6

(1)
This caption corresponds to a fixed contribution paid to the Portuguese Social Security System relating to the annual service of active and suspended employees who were entitled to pension benefits under our post retirement benefits plans that were transferred to the Portuguese State in December 2010.

        Our actuarial assumptions are subject to change, including the increase or decrease in the discount rates we use. In determining the appropriate discount rates for our Portuguese telecommunications business, we analyze, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of our liabilities. We believe our actuarial assumptions are consistent with those commonly used in the Portuguese market. Note 14 to our audited consolidated financial statements contains sensitivity analyses that demonstrate the impact of increases or decreases in our discount rate assumption, our healthcare cost trend assumption and our assumption about the long-term rate of return on fund assets. Total net actuarial losses in 2013 amounted to €139.5 million, compared to net losses of €45.9 million in 2012.

        Net actuarial losses amounted to €139.5 million, including: (1) the impact of the changes in actuarial assumptions, which amounted to a loss of €101 million, reflecting the increase in the retirement age by one year, from 65 to 66 years, and a loss of €137 million in 2012, reflecting mainly the reduction in the discount rates across all post retirement benefits obligations and the adoption of Decree-Law 85-A/2012 that suspended the early retirement regime during the financial assistance program to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age; (2) gains of €3 million corresponding to the difference between actual (+4.5%) and the average discount rates used the compute the expected return on assets; and (3) losses of €41 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations. Net actuarial losses totaled €45.9 million in 2012, including: (1) a loss of €136.6 million resulting from changes in actuarial assumptions, including the impact of (i) the suspension of the early retirement regime (loss of €38.9 million), either permanently for employees under the Caixa Geral de Aposentações regime or during the financial assistance program of the EU/EC, the ECB and the IMF to Portugal for the remaining employees, (ii) the reduction in the discount rates (loss of €102.0 million), as detailed in Note 14.1, and (iii) the change in the mortality tables for active beneficiaries; (2) a gain of €68.0 million resulting from differences between actual data and actuarial assumptions, related mainly to the difference between actual (+25.2%) and expected returns on plan assets; and (3) gains of €23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations.

Equity

        Our total equity, excluding non-controlling interests, amounted to €1,641.3 million as of December 31, 2013, €2,304.6 million as of December 31, 2012 and €2,840.6 million as of December 31, 2011.

        The decrease in total equity excluding non-controlling interests in 2013 was primarily explained by (1) the €0.325 dividend per share paid in May 2013 (€277.9 million total), (2) the negative foreign currency translation adjustments (€601.1 million), mainly related to the impact of the depreciation of the Real against the Euro on our investments in Oi and Contax, and (3) the net actuarial losses recognized in the period (€118 million, net of tax effect). These effects were partially offset by the net income generated in the period of €331.0 million.

        The decrease in total equity excluding non-controlling interests in 2012 was primarily explained by (1) the €0.435 dividend per share paid in May 2012 (€371.9 million total), corresponding to the second installment of the 2011 fiscal year dividend (€0.65 per share), following the interim dividend payment of €0.215 cents per share declared in December 2011 and paid in January 2012, (2) the negative foreign currency translation adjustments (€376.5 million), mainly related to the impact of the depreciation of the Real against the Euro and (3) the net actuarial losses recognized in the period (€49.6 million, net of tax effect). These effects were partially offset by the net income generated in the period of €225.8 million and a gain recorded directly in shareholders' equity in connection with Oi's corporate reorganization completed in March 2012.

        Our total equity, excluding non-controlling interests, as a percentage of total assets decreased from 18.0% at the end of 2012 to 13.7% at the end of 2013.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

        The following table presents our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Contractual obligations:
Indebtedness	7,389.9	1,495.1	1,614.0	1,726.9	2,553.9
Interest on indebtedness(1)	1,550.9	323.5	564.1	363.3	300.0
Post retirement benefits payments(2)	1,034.8	155.2	268.5	216.6	394.5
Licenses and concessions(3)	20.8	6.0	10.4	4.4	—
Unconditional purchase obligations(4)	76.9	76.9	—	—	—
Operating lease obligations(5)	154.7	43.4	41.2	31.4	38.6

Total contractual cash obligations	10,228.1	2,100.2	2,498.3	2,342.6	3,287.0

(1)
Interest on indebtedness is based on our indebtedness as of December 31, 2013, assuming that repayments will be made on scheduled dates and based on certain assumptions regarding interest rates on our floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on indebtedness and do not include any interest income on cash and cash equivalents and short-term investments.

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

(3)
This caption includes payments due to ANACOM as of December 31, 2013 for radio frequency licenses (see Note 39 to our audited consolidated financial statements).

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

        In addition to the commitments included in the table above, in August 2013 we announced a shareholder remuneration policy that includes an ordinary cash dividend of €0.10 per share for the fiscal years ending December 31, 2013 and 2014, which was approved by our 2014 Annual Shareholders' Meeting on April 30, 2014.

        Our intention is to fulfill these commitments from our operating cash flow generated in each of those years and, in the case of our indebtedness, to repay the amounts from our operating cash flow and/or refinance those amounts.

Off-Balance Sheet Arrangements

        In the course of our business, we provide certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2013, in our Portuguese telecommunications business, we had provided bank guarantees to Portuguese courts and tax authorities in the amount of €329.5 million relating primarily to tax assessments, and we had provided bank guarantees on behalf of PT Comunicações to municipal authorities, ANACOM and other entities (€21.2 million), on behalf of MEO to ANACOM and other entities (€26.0 million) and on behalf of other subsidiaries (€21.3 million). For additional information on these bank guarantees, see Note 46 to our audited consolidated financial statements.

        In addition to the bank guarantees described above, as of December 31, 2013, we had provided guarantees amounting to €491 million in favor of the EIB in connection with the loans obtained from this bank (see "—Indebtedness—Covenants—Credit Ratings").

        We believe that our guarantees are part of our ordinary financing activities and do not expect a material impact on our liquidity resulting from those guarantees.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

        The table below sets out our total capital investments related to continuing operations for 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Capital expenditures	749.8	661.2	589.0
Financial investments	3,727.7	1.6	10.7

Total	4,477.5	662.8	599.7

Capital Expenditures

        During 2013, we made capital expenditures totaling €589.0 million. The table below sets forth our capital expenditures on tangible and intangible assets, excluding goodwill, for 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(EUR Millions)
Telecommunications in Portugal(1)	647.0	555.5	490.0
Other(2)	102.8	105.7	99.1

Total	749.8	661.2	589.0

(1)
This caption excludes (i) real properties acquired from the pension funds in connection with the transfer of unfunded pension obligations to the Portuguese State (€3 million in 2011), (ii) an intangible asset recognized by MEO in 2011 (€106 million) corresponding to the present value of the installments payable to ANACOM totaling €113 million related to the acquisition of a LTE license, (3) the present value of the commitments assumed by PT Comunicações in 2011 under its TDT license (€23 million) and (4) investments made in 2011 in a data center (€3 million).

(2)
This caption excludes the commitments under the terms of CVTelecom's 3G license (€6 million in 2011).

        Capital expenditures were €589.0 million in 2013, equivalent to 20.2% of total operating revenues, a decrease of 1.2 percentage points from 2012. The decrease in Portuguese telecommunications business capital expenditures from €555.5 million in 2012 to €490.0 million in 2013 reflected declines in both customer and infrastructure capital expenditures. The decline in customer capital expenditures was primarily explained by (1) lower unitary equipment costs, (2) lower net additions of customers and (3) lower churn across our Pay-TV and broadband services. In 2013, the decline in infrastructure capital expenditures was primarily explained by our expenditures in previous years to (1) deploy the FTTH network, (2) modernize the 2G network and (3) reinforce our 3G and 3.5G networks in terms of coverage and capacity. This led to an overall decrease in technology capital expenditures in 2013, notwithstanding our investments in deploying the 4G network. This decrease occurred also notwithstanding the investment in the buildout of our data center in Covilhã that was inaugurated during 2013.

        Other capital expenditures include capital expenditures related to consolidated businesses not included in our two reportable segments. In 2013, these other capital expenditures amounted to €99.1 million, as compared to €105.7 million in 2012, a reduction explained primarily by lower contributions from MTC, CVTelecom and Timor Telecom, reflecting the investments in the African submarine cable undertaken in 2012 and also the impact of the depreciation of the Namibian and American Dollar against the Euro.

        In 2014, we expect to make investments similar in nature (though amounts may vary) to those made in 2013. We generally fund our capital expenditures from cash flow generated by our operating activities and debt financing.

Financial Investments

        Investments in financial assets (including goodwill) amounted to €10.7 million in 2013, €1.6 million in 2012 and €3,727.7 million in 2011.

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

        As described in more detail under "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi," on March 28, 2011, we completed the acquisition of a 25.3% economic interest in Oi and a 42.0% economic interest in CTX, the controlling shareholder of Contax (in which we acquired an effective 16.2% economic interest). We paid a total of R$8,437 million (€3,728 million) in connection with these transactions. We now hold a 23.2% economic interest in Oi and a 44.4% economic interest in CTX (and an effective 21.1% economic interest in Contax).
Share Capital and Share Buyback Program

        During the years ended December 31, 2013 and 2012 there were no changes in share capital. As of December 31, 2013, our fully subscribed and paid share capital amounted to €26,895,375, represented by 896,512,500 shares with a nominal value of €0.03 each.

        In 2012, under the strategic partnership entered into between Portugal Telecom and Oi, Telemar, one of Oi's subsidiaries, acquired 64,557,566 of our own shares, representing 7.2% of our share capital, including €61.5 million related to shares acquired before the end of March 2011 and payments of €86.8 million, regarding the shares acquired in the second quarter of 2011. In 2012, Telemar acquired 25,093,639 shares of our own shares for a total amount of €99.8 million. Following these acquisitions, Telemar now holds 89,651,205 ordinary shares of Portugal Telecom, representing 10.0% of total issued shares.

Research and Development

        In 2013, 2012, and 2011, we invested approximately €130 million, €167 million and €219 million, respectively, on innovation, research and development. While we have always placed a great importance on innovation, in recent years our strategy has been to increasingly underscore its role in our operations.

Our Research and Development Strategy

        Our existing innovation strategy endeavors to promote a culture of innovation across the company, maximizing the potential for creativity. We seek to manage our innovation initiatives to ensure diversified capital allocation, systematic monitoring and control of results. In 2013, PT was identified as the Portuguese leader in investment in innovation by the European Commission study "The 2013 EU Industrial R&D Investment Scoreboard".

        Our strategy is guided by three principles: (1) Incremental Innovation—a strategy focused on continuous short-term improvements, (2) Planned Innovation—the development of medium-term technological and product upgrades and improvements, and (3) Exploratory Innovation—analysis of long-term technological trends and consumer behavior.

        Incremental Innovation.    Our incremental innovation strategy seeks to harness the potential of our employees by challenging them to be active participants in our short-term initiatives and to contribute ideas. We created an online platform accessible to all employees called the "Idea Marketplace", on which management posts challenges. Since the launch of the Idea Marketplace in 2009, more than 9,500 employees have accessed the platform and 8,456 ideas have been evaluated. Submitted ideas are analyzed by all participants in the marketplace and those with the highest evaluations are reviewed by the relevant departments in order to select those which are to be implemented. In 2013, 1,440 ideas were analyzed in the Marketplace, leading to 34 projects in the areas of improved customer experience, products and services, organization culture and behavior and cost reduction. Employees who submit ideas that are implemented are recognized. In addition, the OPEN awards initiative aims to select and recognize our projects which, due to their positive results and innovative nature, stood out throughout the year. The nominated projects are presented to the whole company and votes are collected from all employees, including management. Winners are announced at the largest corporate event of the year. Finally, and in order to promote innovation and entrepreneurship among university students, we created the challenge Talento com Fibra, in which we launch ideas challenges. The 2013 challenge winners were invited to join a PT Startup support program.

        Planned Innovation.    Our planned innovation strategy focuses on setting forth medium-term innovation objectives by actively engaging our technical, operational and business departments. This integrated strategy fosters innovation with respect to our products and services, in both the consumer and enterprise markets, promotes advances in our technological infrastructure and improves operational efficiency.

  •
  Products and Services

  •
  Consumer Solutions.    A few recent highlights in the consumer segment include (1) the first truly convergent offering in the Portuguese market by deploying a bundle offering of television, internet connection, fixed and mobile voice communications; (2) offering of exclusive TV content, as well as interactive applications; (3) continued development of Meo-based applications and functionalities; (4) the development of multiplatform offerings such as the first OTT (over-the-top) TV product, which allows anyone, in Portugal, to access Meo video-on-demand in different devices through Meo Go!; (5) providing cloud-based solutions through Meo Cloud; and (6) continued co-development of proprietary smartphones and mobile solutions, such the new True-Kare service, new mobile payment tools and mobile parking (which allows a customer to pay for municipal parking from their mobile device).

  •
  Enterprise Solutions.    A few recent highlights in the enterprise segment include: (1) increasing cloud-based offerings with respect to our advanced IT/IS services, which have gained new strength and new possibilities with the support of our new data center in Covilhã; (2) the launch of the business customer support; (3) improvement of our customer relation centers; (4) a reinvigorated emphasis on sector-specific solutions in the healthcare, retail and education; and (5) strengthening of our SmartM2M offering.

  •
  Technological Infrastructure.  Our technological infrastructure is an important component of our research and development efforts. In line with our strategic objectives, we increased our investment and expansion efforts in our fiber-to-the-home network, which includes residential and non-residential customers (e.g., Portuguese schools) and 4G networks. We also invested in the construction of our new data center in Covilhã, Portugal, which was inaugurated in September 2013.

  •
  Operational Efficiency.  Maintaining a focus on efficiency and operational excellence, we pursued several initiatives with the goal of improving business processes, resource management and customer relationship management. In 2013, these efforts included, among others, the CRM One (mobile), project, the logistics center, the SIGO (Integrated Operations Management)—PTP integration program and the LoBo Connect.

        Exploratory Innovation.    Because we operate in a sector characterized by intensive investment patterns and rapid technological changes, we believe it is important to research long-term technological trends and consumer behavior. In this respect, our exploratory innovation efforts play a key role allowing us to remain competitive. In addition to our internal innovation efforts, we also endeavor to create strategic partnerships.

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

  •
  Innovation through Partnerships.  In recent years, our exploratory innovation strategy has emphasized strategic partnerships with (1) technological suppliers, such as Microsoft, Cisco and Huawei, (2) universities and research institutions and (3) cooperation with startups, with the launching of the BlueStart support program.

Innovation in International Operations

        Through our international operations, we foster a culture of innovation across the various geographies in which we operate. Our recent initiatives worldwide have included, among others, projects (1) in Brazil, where Oi has similar innovation practices to ours (for example, the replication of the OPEN innovation program in Oi) which has promoted interactions between us and Oi, (2) in Angola, where Unitel is proceeding with its strategy of expanding next generation networks (fiber) to the whole country, (3) in Namibia, with the optical fiber roll-out throughout this country, in partnership with the national electricity provider, (4) in East Timor, where we have continued to develop our 3G services and infrastructure and started the building of the fiber optic metropolitan network of Dili.

Exchange Rate Exposure to the Brazilian Real

        Our interest in Oi and Contax exposes us to significant exchange rate risk in respect of the Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Real. See "—Liquidity and Capital Resources—Equity" above.

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2012 and 2013.

	As of December 31,
	2012		2013
Consolidated Assets	EUR Millions	% of total assets	EUR Millions	% of total assets
Euro	8,373.3	65.3%	8,150.0	67.8%
Brazilian Real	3,218.4	25.1%	2,669.7	22.2%
Other	1,237.4	9.6%	1,200.7	10.0%

Total	12,829.1	100.0%	12,020.4	100.0%

Currency Composition of Our Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Real and other currencies as of December 31, 2012 and 2013. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 38 to our audited consolidated financial statements.

	As of December 31,
	2012		2013
Indebtedness	EUR Millions	% of total indebtedness	EUR Millions	% of total indebtedness
Euro	7,341.2	99.5%	7,362.9	99.9%
$ Dollar	33.8	0.5%	8.1	0.1%
Other currencies	0.1	0.0%	0.1	0.0%

	7,375.1	100.0%	7,371.1	100.0%

Exposure to Exchange Rate Risk

        For more detailed information as of December 31, 2013 concerning our market exposure to exchange rate risk, as well as our market exposure to interest rate risk, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

        As a result of our investment in Oi, our equity investments in Brazil represent a substantial part of our assets. Given our substantial investments in Brazil, a devaluation of the Real may have a significant impact on our statement of financial position and financial results. By the end of 2013, the exchange rate between the Euro and the Real was R$3.2576 = €1.00. We cannot be sure that the value of the Real will remain stable, and if economic growth in Brazil were to slow further, this could have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

Trend Information

        We expect to continue to be a growth-oriented company, aiming to use the full potential of our asset portfolio by taking advantage of existing and future opportunities in the telecommunications, multimedia, cloud and IT services markets. We aim to continue to pursue convergence opportunities, following the launch of our M4O quadruple-play service in January 2013, by bundling traditional voice and data services with new multimedia and IT services, building on our investments in advanced networks (including our FTTH and 4G investments) and in cloud solutions.

        As described in "Item 4—Information on the Company—Proposed Business Combination with Oi and TmarPart," we announced a Business Combination with Oi and TmarPart in 2013. We believe the Business Combination is the natural fulfillment of the strategic partnership established in 2010 between Portugal Telecom and Oi, and we aim to consolidate the position of both companies as leading operators for Portuguese-speaking countries with leadership positions in the markets we serve.

        Our priority in the consumer market is to provide convergent products and services and bundled offers aimed at acquiring new customers, increasing customer loyalty and growing our market share. Our goal in the residential market is to complete the transformation of our residential service offering from a fixed line legacy to a convergent customer base. In the personal market, we seek to shift the focus of the market from prepaid to postpaid services and to continue to promote the penetration of smartphones. Finally, in the enterprise market, we seek to provide an advanced one-stop-shop for IT/IS solutions (cloud, outsourcing and BPO), building on the capabilities of our new data center in Covilhã, Portugal. We will also continue to invest in innovation, research and development.

        At the international level, our focus is on taking advantage of our expertise and partnerships and on the sharing of best practices across our various businesses. We seek to ensure a sustainable competitive position in all our markets and to achieve the benefits of scale in access to technology and innovation

        We explain the trends that affect our business in more detail under "Item 5—Operating and Financial Review and Prospects—Overview—Business Drivers and Measures," which is incorporated by reference into this subsection. We also address trends in our discussion of our strategy in "Item 4—Information on the Company—Overview—Strategy."

        We will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to our existing businesses, placing the profitability of our assets under pressure. In addition, our Portuguese operations will continue to be negatively affected by the economic conditions in Portugal. We expect our business to continue to be subject to the trends, risks and uncertainties discussed in "Item 3—Key Information—Risk Factors."

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

Board of Directors and the Executive Committee

        As of the date of this annual report, our Board of Directors consisted of 21 directors, including seven directors who serve on the Executive Committee. The names and offices of members of our Board of Directors as of the date of this annual report, their principal past affiliations and certain other information are set forth below.

        The following directors are members of the Executive Committee:

        Henrique Manuel Fusco Granadeiro.    First elected 2003. Age 70. Chairman of the Board of Directors of Portugal Telecom since April 2006; Chief Executive Officer of Portugal Telecom, SGPS S.A. from April 2006 until March 2008 and reelected June 2012; Chairman of the Board of Directors of Portugal Telecom—Investimentos Internacionais Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of PT Participações, SGPS S.A.; Chairman of General Council of Fundação Portugal Telecom; Member of the Council of Founders of Fundação Casa da Música; Member of Founders of Fundação Serralves; Member of the Board of Directors of Fundação Portugal África; Chairman of General Council of Universidade de Lisboa; Member of the Strategic Council of Banco Finantia; Member of the Board of Trustees of Fundação Luso-Brasileira; Non-executive Director of Fundação Eugénio de Almeida; Director of AEM—Associação de Empresas Emitentes de Valores Cotados no Mercado; Member of the Advisory Council of Banco ING until 2013; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação until October 2009; Member of the Council of Founders of Fundação Casa da Música until February 2009; Member of the Board of Directors of Fundação Portugal África until November 2009; Vice Chairman of the Board of Directors of ELO—Associação Portuguesa para o Desenvolvimento Económico e a Cooperação until November 2009; Chairman of the Board of Directors of Africatel Holdings B.V. from 2007 until 2008; Chairman of the Board of Directors of PT Rede Fixa, SGPS S.A. from 2006 until 2009; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from 2006 until 2008; Chairman of the Board of Directors of PT Portugal, SGPS S.A. from 2006 until 2007; Chairman of the Board of Directors of Fundação Portugal Telecom from 2006 until 2008; Non-executive Member of the Board of Directors of OPCA—Obras Públicas e Cimento Armado, S.A. from 2005 until 2007; Member of the Board of Directors of Espírito Santo Resources from 2005 until 2007; Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2006 until 2007; Executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. from 2002 until 2006; Non-executive Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS S.A. in 2001; Chief Executive Officer of Lusomundo Media, SGPS, S.A. from 2002 until 2004; Chief Executive Officer of Diário de Notícias from 2002 until 2004; Chief Executive Officer of Jornal do Fundão from 2002 until 2004; Chief Executive Officer of Jornal de Notícias from 2002 until 2004; Chief Executive Officer of TSF from 2002 until 2004; Chief Executive Officer of Açoreano Oriental from 2002 until 2004; Chief Executive Officer of DN da Madeira from 2002 until 2004; Chairman of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2000 until 2004; Member of the Board of Directors of Aleluia—Cerâmica Comércio e Indústria S.A. from 2004 until 2007; Member of the Board of Directors of Parfil, SGPS S.A. from 2001 until 2004; Chairman of the Board of Directors of Margrimar—Mármores e Granitos, S.A. from 1999 until 2005; Chairman of the Board of Directors of Marmetal—Mármores e Materiais de Construção, S.A. from 1999 until 2005; Member of the Board of Directors of Controljornal, SGPS S.A. from 1990 until 2001; Member of the Board of Directors of Sojornal—Sociedade Jornalistica e Editorial S.A from 1990 until 2001; Member of the Board of Directors of

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

        Luis Miguel da Fonseca Pacheco de Melo.    First elected 2006. Age 48. Chief Financial Officer and Executive Director of Portugal Telecom since April 2006; Chairman of the Board of Directors of PT Centro Corporativo, S.A.; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.; Chairman of the Board of Directors of Portugal Telecom Imobiliária, S.A.; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A.; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Chairman of the Boards of Directors of Portugal Telecom—Associação de Cuidados de Saúde; Chairman of the Board of Directors of PT Ventures, SGPS S.A.; Chairman of the Board of Directors of PT Pay; S.A.; Chairman of the Board of Directors of TPT—Telecomunicações Públicas de Timor, S.A.; Chairman of the Board of Directors of Timor Telecom, S.A.; Vice-Chairman of the Board of Directors of PT PT Portugal, SGPS S.A.; Vice-Chairman of the Board of Directors of PT Comunicações, S.A.; Vice-Chairman of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A.; Vice-Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A; Vice-Chairman of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A.; Vice-Chairman of the Board of Directors of PT Participações, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.; Member of the Board of Directors of PT Blueclip—Serviços de Gestão, S.A.; Director of Africatel Holdings B.V.; Member of the Board of Directors of Unitel, SARL; Member of the Board of Directors of Oi, S.A.; Chairman of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A from March 2009 until May 2013; Alternate Member of the Board of Directors of Tele Norte Leste Participações S.A. from april 2011 since February 2012; Non-Executive Director of BEST—Banco Electrónico de Serviço Total, S.A. until 2007; Non-Executive Director of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until May 2008; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A., from April 2008 until March 2009; Member of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from May 2006 until October 2007; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009; Chairman of the Board of Directors of PT-ACS—Associação de Cuidados de Saúde from May 2007 until April 2009; Member of the Board of Directors of PT Centro Corporativo, S.A. from November 2006 until April 2009; Member of the Board of Directors of PT Rede Fixa, SGPS, S.A. from November 2007 until June 2009; Member of the Board of Directors of Telemig Celular Participações, S.A. from August 2008 until November 2009; Member of the Board of Telemig Celular, S.A. from August 2008 until July 2010; Member of the Board of Directors of Vivo Participações, S.A. from July 2006 until July 2010; Member of the Board of Directors of UOL, S.A. until January 2011; Executive Director of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from June 2002 until April 2006; Director of Cabo TV Madeirense, S.A. from April 2004 until September 2006; Chairman of the Board of Directors of Cabo TV Açoreana, S.A. from December 2004 until October 2007; Director of TV Cabo Portugal, S.A. from 2002 until 2006; Director of Lusomundo Audiovisuais, S.A. from 2002 until 2006; Director of Lusomundo Cinemas, S.A. from 2002 until 2006; Director of Lusomundo—Sociedade de Investimentos Imobiliários, SGPS S.A. from March 2006 until March 2007; Director of Lusomundo Imobiliária 2, S.A.from March 2006 until March 2007; Director of PT Conteúdos S.A. from 2002 until 2006; Director of PT Televisão por Cabo, SGPS S.A. from 2002 until 2006; Director of Sport TV from June 2002 until November 2005; Director of Lusomundo España, SL from February 2003 until April 2006; Central Manager and invited member of the Executive Committee of BES Investimento from 1998 until 2002; Associate and Director of UBS Warburg from 1994 until 1998.

        Alfredo José Silva de Oliveira Baptista.    First elected April 2011. Age 62. Member of the Executive Committee of Portugal Telecom; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A.; Executive Member of the Board of Directors of PT Portugal, S.A.; Executive Member of the Board of Directors of PT Comunicações, S.A.; Executive Member of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.; Member of the Board of Directors of Siresp—Gestão de Redes Digitais de Segurança e Emergência, S.A.; Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2006 until 2011; Chief Executive Officer of PT Prime, S.A. from 2000 until 2002; Vice-Chairman of PT Prime, S.A. from 1999 until 2000; General Manager of Negócios Empresariais from 1996 until 1999; Director of PT Internacional from 1996 to 1997; Director of Portugal Telecom, S.A. from 1994 until 1996.

        Carlos António Alves Duarte.    First elected March 2009. Age 53. Member of the Executive Committee of Portugal Telecom; Member of the Board of Directors of PT Portugal, SGPS S.A.; Member of the Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.; Chairman of the Board of the General Meeting of Inesc; Vice-Chairman of the Board of Directors of CaixaNet S.A until December 2012; Executive Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2008 until 2011; Chairman of the Board Of Directors of Tradecom from October 2007 until February 2011; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. from May 2006 until April 2011; Director and Chief Executive Officer of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from July 2003 until March 2008; Executive Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from May 2003 until February 2009; Director of BEST—Banco Electrónico de Serviço Total, S.A. from January 2006 until October 2007; Chief Executive Officer of Oni Telecom from June 2000 until March 2003; Chief Executive Officer of Oni Açores from June 2000 until March 2003; Executive Chairman of EDS Ibéria and General Manager of EDS Portugal from November 1996 until May 2000; Among other duties, he was General Manager of IBM Global Services Portugal from December 1986 until October 1996; Chairman of the Board of Directors of Rigorsoft from 1995 until November 1996; Executive Director of Compensa, S.A. from 1995 until November 1996.

        Manuel Rosa da Silva.    First elected March 2009. Age 46. Member of the Executive Committee of Portugal Telecom; Member of the Board of Directors of PT Portugal, SGPS S.A.;Member of Board of Directors of PT Comunicações, S.A.; Member of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A.; Member of the Board of Directors of PT Sales—Serviços de Telecomunicações e Sistemas de Informação, S.A.; Member of the Board of Directors of Portugal Telecom Data Center, S.A.; Member of the Board of Directors of PT Pay, S.A.; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from April 2007 until December 2011; Director of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. from July 2009 until January 2011; Director of PT Multimédia—Serviços de Telecomunicação e Multimédia, SGPS S.A. from April 2006 until October 2007; Director of PT Comunicações, S.A. from 2004 to 2006; Group Director of Corporate Finance in Portugal Telecom, SGPS S.A. from 2002 until 2003; Group Director of Investor Relations in Portugal Telecom, SGPS S.A. from 2002 until 2003; CFO of PTM.com, Serviços de Acesso à Internet, SGPS S.A. from 2000 until 2002; Vice-Chairman of Merill Lynch London; Director of mergers and acquisitions at Morgan Grenfell London; Associate in Investment Banking Associate at SG Warburg London; Consultant at KPMG

Consulting London, where he worved with the European Telecommunications team in several projects in Europe, United States of America, Eastern Europe and Latin America.

        Pedro Humberto Monteiro Durão Leitão.    First elected April 2011. Age 43. Member of the Executive Committee of Portugal Telecom; Executive Member of the Board of Directors of PT Comunicações, S.A.; Executive Member of the Board of Directors of PT Portugal, S.A. from 2007 until the present; Member of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A.; Member of the Board of Directors of PT Sales, S.A.; Member of the Board of Directors of PT Blueclip—Serviços de Gestão, S.A; Member of the Board of Directors of Tele Norte Leste Participações, S.A. from april 2011 until February 2012; Board Member of Páginas Amarelas, S.A. from November 2007 until October 2012; Member of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011; Director of PT Multimédia, SGPS S.A. from 2004 until 2007; Director of TV Cabo Portugal, S.A. from 2004 until 2007; Director of PT Conteúdos, SGPS S.A. from 2004 until 2007; Director of Lusomundo Audiovisuais, S.A. from 2004 until 2007; Managing Director of PTM.com, SGPS S.A. from 2002 until 2004; Managing Director of Telepac, S.A. from 2002 until 2004; Managing Director of Saber e Lazer, S.A. from 2002 until 2004.

        Shakhaf Wine.    First elected March 2009. Age 44. Member of the Executive Committee of Portugal Telecom; Chairman and Chief Executive Officer of Portugal Telecom Brasil S.A.; Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda.; Chairman of the Board of Directors of Bratel Brasil, S.A.; Chairman of the Board of Directors of Istres Holdings, S.A.; Member of the Board of Directors of OI, S.A.; Member of the Board of CTX Participações, S.A.; Member of the Board of Directors of Contax Participações, S.A.;Member of the Board of Directors of Telemar Participações, S.A.; Member of the Board of Directors of Tele Norte Leste Participações, S.A. from april 2011 until February 2012; Chairman of the Control Committee of Brasilcel N.V. and Vice-Chairman of the Board of Directors of Vivo Participações S.A. up to September 2010; Member of the Board of Directors of Universo Online S.A. up to January 2011; Chairman of the Board of Directors of Mobitel, S.A. up to June 2011; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Participações, SGPS S.A. from March 2008 until March 2009; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Ventures, SGPS S.A. from May 2006 until March 2009; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006; Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 until February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 until February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 until November 2007; Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003; Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998; Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993.

        The following directors are not members of the Executive Committee:

        Amílcar Carlos Ferreira de Morais Pires.    First elected 2006. Age 53. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES-Vida, Companhia de Seguros, S.A.; Member of the Board of Directors of Banco Espírito Santo de Investimento, S.A.; Chairman of the Board of Directors of Bank Espírito Santo (International) Limited; Chairman of the Board of Directors of BIC—International

Bank, Ltd (BIBL); Member of the Board of Directors of ESAF—Espírito Santo Activos Financeiros, SGPS, S.A.; Member of the Board of Directors of Espírito Santo PLC (Dublin); Member of the Board of Directors of Banco Espírito Santo Oriente, S.A.; Member of the Board of BES Finance Limited; Member of the Board of Directors of ES Tech Ventures, Sociedade de Participações Sociais, S.A.; Member of the Board of Directors of Espirito Santo—Empresa de Prestação de Serviços, ACE; Chairman of the Board of Directors of AVISTAR, SGPS, S.A.; Member of the Board of Directors of BES Africa SGPS, S.A. Non-Executive Director of Execution Noble Limited; Non-Executive Director of Execution Nobel & Company Limited; Non-Executive Director of Execution Noble Research Limited; Engaged to Banco Espírito Santo, Finance Department, in 1986; Non-Executive Director of Espírito Santo Bank (Florida) until 2013; Appointed Sub-Manager and Head of the Financial Markets and Securities Department in 1989; Member of the Board of Directors of Soginpar, Sociedade de Gestão de Fundos de Investimento Mobiliário, S.A. from July 1991 until February 1992; Assistant Manager of the Financial Markets and Securities Department and Member of the Board of Directors of ESER, Soca until 1995; Coordinating Manager of the Finance, Markets and Studies Departments and person responsible for the management of the treasury department of BES; Adivser of the Board of Directors of Banco Espírito Santo, S.A., in July 2000; General Manager of Banco Espírito Santo, S.A. in March 2003; Director of Banco Espírito Santo, S.A. since March 2004.

        Fernando Magalhães Portella.    First elected 2012. Age 62. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Oi, S.A.; Member of the Board of Directors of Iguatemi Empresa de Shopping Centers S.A.; Member of the Board of Directors of Telemar Participações, S.A.; CEO of Jereissati Participações SA since February 2011; Member of the Board of TNL from May 2008 to February 2012; Managing Chairman of Organização Jaime Câmara from July 2006 to January 2011; Member of the Advisory Council of Intermédica Sistema de Saúde SA from February 2008 to February 2010.

        Francisco Teixeira Pereira Soares.    First elected 2006. Age 64. Member of the Board of Directors of Portugal Telecom; Chairman of the Environment Committee of CEEP—European Centre of Enterprises with Public Participation and of Enterprises of General Economic Interes—("Centro Europeu de Empresas com Participação Pública e de Interesse Económico Geral, Brussels"); Consultant of Parpública, S.A. Member of the Board of Directors of Gadsa—Arquivo e Depósito, S.A. from October 2006 until October 2008; Economic Consultant at the Civil House of the President of the Republic of Portugal, from 2001 until 2006; Chairman of Member of the Board of Director and Chief Executive Officer of I.P.E.—Tecnologias de Informação, SGPS S.A.from 2000 until 2001; Executive Member of the Board of Director of I.P.E.—Investimentos e Participações Empresariais, S.A. from 1996 until 2000; Chairman of the Board of Directors of I.P.E. Capital, Socierdade de Capital de Risco, S.A. from 1996 until 2000; Director of Ambelis—Agência para a Modernização Económica de Lisboa, S.A. from 1994 until 1996.

        Gerald Stephen McGowan.    First elected 2003. Age 67. Member of the Board of Directors of Portugal Telecom; "Of Counsel" Lukas, Nace, Gutierrez & Sachs; Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 until 2007; United States Ambassador to Portugal from 1998 until 2001; Member of the Board of Directors of "Overseas Private Investment Corporation" (OPIC) from 1996 to 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 until 1994.

        João Manuel de Mello Franco.    First elected 1997. Age 67. Member of the Board of Directors and Chairman of the Audit Committee of Portugal Telecom; Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009;—Member of the Board—of Villas Boas ACP Insurance Brokers Corretores de Seguros, Lda. since 2012; Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and

2008; Since 2008, Non-Executive Director of EDP Renováveis, S.A., of which he is Chairman of the Audit Committee since that same year and Member of the Related Parties Transactions Committee since that same year; Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD from 2011 until 2013; Vice-Chairman of the Board of Directors of José de Mello Imobiliária from 2001 until 2004; Chairman of the Board of Directors of Soponata—Sociedade Portuguesa de Navios Tanques, S.A. from 1997 until 2001; Chief Executive Officer and Vice-Chairman of the Board of Directors of LISNAVE from 1995 to 1997; Chairman of the Board of Directors of Companhia Portuguesa Rádio Marconi from 1994 until 1995; Chairman of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A. from 1991 until 1994; Chairman of the Board of Directors of TLP—Telefones de Lisboa e Porto, S.A. from 1989 until 1994.

        Joaquim Anibal Brito Freixial de Goes.    First elected 2000. Age 47. Member of the Board of Directors of Portugal Telecom; Director of Banco Espírito Santo, S.A.; Director of E.S. Ventures, SCR, S.A.; Chairman of BES—Companhia de Seguros, S.A.; Director of BES—Vida, Companhia de Seguros, S.A.; Chairman of Espírito Santo Informática, ACE; Chairman of E.S.—Recuperação de Crédito, ACE; Chairman of OBLOG—Consulting, S.A.; Director of Glintt, Global Intelligent Technologies, SGPS S.A.; Director of Avistar, SGPS, S.A.; Chairman of Edenred Portugal, S.A.;Member of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from August 2002 until September 2007; Director of ESDATA, Espírito Santo Data, SGPS S.A. from August 2002 until September 2007; Director of Companhia de Seguros Tranquilidade-Vida, S.A. from 2002 until 2006; Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos, S.A. from 2000 until 2006; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until July 2007; Manager of the Strategic Marketing Department of Banco Espírito Santo, S.A. from 1995 until 1999; Manager of the Strategic Planning and Studies Department of CIMPOR—Cimentos de Portugal, S.A. from 1994 until 1995; Senior Consultant at Roland Berger & Partner, Munich, from 1991 until 1993; Consultant at Roland Berger & Partner, Portugal, from 1989 until 1991.

        José Guilherme Xavier de Basto.    First elected 2007. Age 75. Member of the Board of Directors and of the Audit Committee of Portugal Telecom; Member of the Center of Studies at the Chamber of Chartered Accountants; Member of the Audit Committee of Millennium BCP, S.A. since April 2009; Tax Consultant; Retired lecturer at the Faculty of Economics of Coimbra University.

        Maria Helena Nazaré.    First elected 2009. Age 64. Member of the Board of Directors of Portugal Telecom; Chairman of European University Association (EUA) since March 2011; Chairman of the Steering Committee of the Institutional Evaluation Programme at the European University of Association until 2009; Chairman of the Internationalization Working Group of the EUA; Member of the Insitutional Evaluation Group of the EUA since 2004; Member of the Research Working Group of the EUA, since 2004; Member of the European Commission Expert Group for the European Research Area; Member of the Steering Committee of the Institutional Evaluation (EUA) since 2005;President of the Advisory Council of Fundação Galp Energia until 2013; President of Sociedade Portuguesa de Física until 2013; Chair of the Committee of the Portuguese Rector's Conference for Research and Knowledge- transfer until 2013; Chairman of the João Jacinto de Magalhães Foundation until 2013; Member of the Executive Council of Fundação das Universidades Portuguesas (Portuguese Universities Foundation); Principal of the University of Aveiro (Portugal) since 2002 until 2010; Dean of the Health School of the University of Aveiro from 2000 util 2002; Member of the Board of the Aveiro Maritime Harbour (1999-2000); President of Columbus Association: Network of European and Latin-American Universities; Head of the research Lab in "Física de Semicondutores em Camadas, Optoelectróncia e Sistemas Desordenados" (1996-1999); Vice Rector of the University of Aveiro (1991-1998); Head of the Research Institute of the University of Aveiro (1995-1998); Chair of the Executive Council of the Joao Jacinto de Magalhães Foundation (1993-1998); Member of the Steering Committee of the International Conference of Defects in Semiconductors (1997); Vice President of the Scientific Council of the University of Aveiro (1990-1991); Head of the Departament of Physics of the University of Aveiro (1978-1980; 1986-1988).

        Mário João de Matos Gomes.    First elected March 2009. Age 66. Member of the Board of Directors and Audit Committee of Portugal Telecom; Chairman of the Supervisory Board of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Founding Partner and Director of the Portuguese Statutory Auditing Firm Ascenção, Gomes, Cruz & Associados—SROC, Lda., until March 2009; Vice-Chairman of the Registrations Board (Comissão de Inscrição) of the Portuguese Statutory Auditing Institute (OROC); from 1985 until 2001, Adjunctive Professor at ISEG—Technical University of Lisbon; from 1971 until 1983, staff member of Arthur Andersen & Co., with managing responsibilities in the audit and tax departments in Lisbon; from 1983 until 1987, management consultant to the Board of an industrial company for issues relating to the improvement of management reporting and control systems. Mr. Gomes was also a member of the Professional Training Working Party (Comissão de Estágio) and of the Education Working Party (Comissão de Formação Profissional), as well as Chairman of the Insurance Working Party (Comissão Técnica das Entidades Seguradoras) of the OROC, with a relevant role in the preparation of the Portuguese Audit Statement (DRA) 830.

        Milton Almicar Silva Vargas.    First elected March 2009. Age 57. Member of the Board of Directors of Portugal Telecom; Member of the Board of Directors of Cielo S.A. since July 2009; Member of the Board of Directors of Monteiro Aranha S.A., since December 2009; Member of the Board of Directors of Helbor Empreendimentos, SA since April 2013; Effective Member of the Board of Directors of Banco Espírito Santo (BES)—Portugal from July 2012 until April 2013; Effective Member of the Board of Directors of Fleury S.A., from July 2009 until April 2013. In Banco Bradesco, S.A.: Department Director from December 1997 until March 2000, Managing Director from March 2000 until March 2002 and Executive Vice-President from March 2002 until June 2009; Effective Member of the Board of Directors of CPM Braxis S.A. from july 2009 until july 2012.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Age 49. Member of the Board of Directors of Portugal Telecom; Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS S.A.; Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing TMT; Chairman of the Board of Directors of Ongoing Telecom; Chairman of the Board of Directors of Ongoing Media; Chairman of the Board of Directors of Económica SGPS; Chairman of the Board of Directors of Insight Strategic Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing Comunicações—Participações; S.A; Chairman of the Board of Directors of RS Holding, SGPS; Chairman of the Board of Directors of Heidrick & Struggles; Chairman of the Board of Directors of Rocksun, S.A.until 2012; Non-Executive Member of the Board of Directors of Heidrick & Struggles until 2012; Member of the General Council of ISCTE from 2009 until 2012; Director of the Automóvel Clube de Portugal from 2007 until 2011. From 1995 until 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles; Member of the Compensation Committee of a banking entity until 2007; Director of Andersen Consulting (currently Accenture) from 1987 until 1995.

        Otávio Marques de Azevedo.    First elected April 2011. Age 62. Chairman of Andrade Gutierrez Telecomunicações Ltda. and Executive Chairman of Andrade Gutierrez S.A., the controlling holding company of the Andrade Gutierrez Group; Chairman of the Board of Directors of Telemar Participações S.A., the controlling holding company of Oi; Chairman of the Board of Directors of CTX Participações S.A., the parent of Contax Participações S.A.; Member of the Strategic Council of the Federação das Indústrias do Estado de Minas Gerais (FIEMG); Member of the Board of the Associação Comercial do Rio de Janeiro (ACRJ); Member of the Superior Council of Infrastructure of the Federação das Indústrias do Estado de São Paulo (FIESP); formerly the first Chairman of the Board of Directors of Telemar, Chairman of Telemig and Executive Vice Chairman of Telebrás.

        Paulo José Lopes Varela.    First elected March 2009. Age 44. Member of the Board of Directors of Portugal Telecom; Chief Executive Officer of Visabeira Global, SGPS, S.A. since 2007; Chairman of the

Board of Directors of Visabeira Global, SGPS S.A. since 2008; Chairman of the Board of Directors of Vista Alegre Atlantis, S.A. since 2009; Chairman of the Board of Directors of Real Life Technologies, S.A.; Chairman of the Board of Directors of Ria Stone, S.A.; Chairman of the Board of Directors of Visabeira Investimentos Financeiros, SGPS S.A.; Chairman of the Board of Directors of Visabeira Estudos e Investimentos, S.A.; Chairman of the Board of Directors of Visabeira Saúde—Serviços de Saúde, S.A.; Chairman of the Board of Directors of Visabeira Moçambique, S.A.; Chairman of the Board of Directors of Visagreen, S.A.; Chairman of the Board of Directors of Marmonte, S.A.; Chairman of the Board of Directors of Naturenergia—Agro—Energias, S.A.; Chairman of the Board of Directors of Visabeira Angola, Lda.; Chairman of the Board of Directors of Gatel; Chairman of the Board of Directors of Constructel; Chairman of the Board of Directors of Constructel Sweden AB; Vice—Chairman of Constructel Infra—Structures SAS; Member of the Board of Directors of Banco Único, S.A.; Member of the Board of Directors of Constructel Bélgica; Member of the Board of Directors of Ambitermo, S.A.; Member of the Board of Directors of HPP Viseu, S.A.; Member of the Board of Directors of PCI—Parque de Ciência e Inovação, S.A.; Member of the Board of Directors of Selfenergy; Member of the Board of Management of TV Cabo Angola, Lda.; Member of the Board of Management of Constructel GmbH; Started his Professional career at Grupo Visabeira, in 1992, lived many years in Mozambique and Angola; Chairman of the Board of Directors of Visabeira Moçambique and Visabeira Angola. His responsibility was the institutional representation, the general coordination in all the Visabeira's affiliates, within the country, as well as to represent the associated Grupo Visabeira in the administrative boards of its affiliates and also planning and strategical definition of the group businesses, including its integrated financial management.

        Rafael Luís Mora Funes.    First elected 2007. Age 48. Member of the Board of Directors of Portugal Telecom; Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of BRZ Tech; Chairman of the Board of Directors of IBT Internet Business Technologies;Member of the Board of Directors of RS Holding, SGPS; Member of Advisory Board of Escola de Negócios of INDEG—ISCTE; Member of the Sustainability and Governance Committee of Millennium BCP Group until 2007.

Executive Officers

        In addition to our Executive Committee, we have certain other officers who are in charge of our various businesses and administrative departments and report directly to the Executive Committee or who are in charge of our subsidiaries. The names, offices, relevant past affiliations and certain other information for our key executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    General Secretary and Company Secretary of Portugal Telecom since 2002. Age 64. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Directors of Fundação Portugal Telecom since 2003 until 2012; Member of the Board of Directors of Fundação Luso Brasileira since 2011; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. from 2004 until 2006; Member of the Board of Directors of PT Ventures, SGPS, S.A. (ex-Portugal Telecom International, SGPS, S.A.) from 2000 until 2006; Member of the Board of Directors of CST-Companhia Santomense de Telecomunicações, SARL from 1999 until 2009; Manager of Image and Communication Department of Portugal Telecom group from 1999 until 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 until 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 until 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 until 2005, and since then, Chairman of the General Meeting; Chairman of the Board of Directors of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi and responsible for the Company's Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources from 1982 until 1988, General Secretary and Manager of Central International Corporate Department of Marconi from 1988 until 1992; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Nuno Manuel Teiga Luis Vieira.    Manager of the Investor Relations Department of Portugal Telecom. Appointed 2008. Age 42. Telecoms, Media and Technology Analyst at Millennium Investment Banking from 2000 until 2008; Account and Marketing Manager at Ericsson Telecomunicacoes from 1997 until 1999; Pre-marketing and Head of Customer Support of International Telecom Services at Comnexo, Redes de Comunicacao from 1995 until 1997. In March 2013, was ranked by Institutional Investor in the 2013 European equities Investor Relations Perception Study: #1 by the sell side and #5 by the buy side in telecoms services as well as #1 by the sell side and #2 by the buy side in Portugal. In March 2012, was ranked by Institutional Investor in the 2012 European equities Investor Relations Perception Study: #1 by the sell side and #3 by the buy side in telecoms services as well as #1 by the sell side and buy side in Portugal. In March 2011, was ranked by Institutional Investor in the 2011 European equities Investor Relations Perception Study: #1 by the sell side and #3 by the buy side in telecoms services. In April 2010, was ranked by Institutional Investor in the 2010 European equities Investor Relations Perception Study: #1 by the sell side and #2 by the buy side in telecoms services. In June 2009, ranked by the Institutional Investor 2009 European equities Investor Relations Benchmark Study: #3 by the sell side in telecoms services. Ranked in the Thomson Reuters Extel Surveys: Best IRO in Portugal in 2013, Best IRO in Portugal in 2012, Best IRO in Portugal and #2 IRO in Telecommunications services in Europe in 201a, #1 Individual—Investor Relations in Portugal and #2 IRO in Telecommunications services in Europe in 2010. As an equity analyst, was ranked in May 2006 in the Thomson Extel and StarMine Pan-Europe 2006 Overall Analyst Awards: #2 in Top Earnings Estimators, Equity Analyst. Also ranked as the most accurate analyst in the earnings estimators 20005/06 ranking in Portugal by AQ Research.

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

        Abilio Cesário Lopes Martins.    Manager of the Corporate Communications Department of Portugal Telecom, SGPS, S.A. Appointed 2002. Age 40. Board Member of PT Comunicações, S.A., MEO—Serviços de Comunicações e Multimédia, S.A. and PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since 2007. Board Member of Portugal Telecom Brasil, S.A. since 2000. Board Member of PT.COM—Comunicações Interactivas, S.A. from 2006 until 2008. Chairman of the Board of Directors of PT Contact, Telemarketing and Services of Information, S.A. since 2009; Manager of Integrated Communication of PT Comunicações, S.A. from 2004 until 2008; Media Relations Advisor for Portugal Telecom's Chief Executive Officer from 2000 until 2002; Communication and Media Relations Consultant from 1998 until 2000.

        Nuno Bernardo Ramires Leiria Fialho Prego.    Chief of Staff to the CEO of PT Portugal SGPS, S.A. appointed 2008. Executive Board Member of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. since April 2011. Manager of Corporate Strategy of Portugal Telecom, SGPS, S.A. since June 2013. Manager of the Digital Transformation and Online Unit of Portugal Telecom SGPS, S.A. since January 2014. Age 40.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of Portugal Telecom. Appointed 2001. Age 47. Managing Director of Portugal Telecom International Finance BV since 2002; Executive Board Member of Portugal Telecom Investimentos Internacionais—Consultoria

Internacional, S.A. since 2006; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007; Member of the Supervisory Board of Africatel Holdings, BV since 2012; Member of the Board of Directors of Previs?ao—Sociedade Gestora de Fundo de Pensoes, SA since 2007.

        José Carlos Alfaia Mimoso.    Manager of the Corporate Taxation of Portugal Telecom. Appointed 2008. Age 61. Chief Accounting Officer and Manager of the Financial Reporting of MEO—Serviços de Comunicações e Multimédia, S.A. from 2006 until 2008 and from 1994 until 2001; Chief Accounting Officer and Manager of the Financial Reporting of PT Multimedia from 2002 until 2006; Board Member of TV Cabo Portugal from 2001 until 2002; Manager of the Financial Reporting, Audit Department and Planning and Control in Associated Companies of Centralcer—Central de Cervejas from 1984 until 1990 and from 1992 until 1994.

        Guy Patrick Guimaraes de Goyri Pacheco.    Manager of the Planning and Control Department of Portugal Telecom. Appointed 2011; Age 36; Member of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. since 2011; Member of the Board of Directors of PT Centro Corporativo since 2013; Member of the Supervisory of Fundação PT since 2013;Manager of the Continuous Improvement and Transformation of Portugal Telecom's Domestic Operations from 2009 until 2011; Manager of the Business Processes and Continuous Improvement of PT Comunica?c?oes from 2007 until 2009; Manager of the Business Processes and Continuous Improvement of PT Multimedia from 2006 until 2007; Manager of the Commercial Planning and Control Department of PT Multimedia from 2005 until 2006; Internal Consultant at the Business Development Department of PT Comunica?c?oes from 2004 until 2005; Internal Consultant at the Corporate Finance Department of Portugal Telecom from 2003 until 2004; Advisor to the Chief Financial Officer of PT Multimedia from 2002 until 2003; Analyst at the Planning and Control Department of PT Multimedia from 2001 until 2002; Analyst at Arthur Andersen in 2000.

        Bruno Miguel Saraiva Pinheiro dos Santos da Costa Saldanha.    Age 38. Chief Accounting Officer of Portugal Telecom SGPS, S.A. and Manager of Financial Reporting and Consolidation since 2009; President of the Supervisory of ISCTE/INDEG since 2012; Member of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. since 2011; Member of the Board of Directors of Previsão since 2011; Member of the Board of Directors of PT Prestaçõe since 2011 and between 2006 and 2008; Member of the Board of Directors of PT Centro Corporativo since 2009; Member of the Board of Directors of PT Finance BV since 2009; Member of the Supervisory of Fundação PT since 2008; Member of the Board of Directors of Janela Digital since 2008; Deputy Manager for the Financial Reporting and Consolidation Team from 2002 until 2009; Audit and Risk Management of Arthur Andersen from 1998 to 2002.

        Maria de Lourdes Vasconcelos Pimentel da Cunha Trigoso.    Alternate Company Secretary of Portugal Telecom SGPS S.A. appointed 2012. Age 62. Alternate Company Secretary of PT Centro Corporativo, S.A since 2006 and reelected in April 2009 until 2012; Secretary of the Board of the General Meeting of PT Centro Corporativo, S.A. since 2012; Secretary of the Board of the General Meeting of PT Compras—Serviços de Consultoria e Negociação, S.A. since 2012 until 2013; Secretary of the Board of the General Meeting of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since 2012; Secretary of Board of the General Meeting of APOR since 2012; Secretary of the Board of the General Meeting PT BlueClip—Serviços de Gestão SA S.A. since 2012; Alternate Company Secretary of PT Imobiliária, S.A. elected in April 2004 until March 2009; Alternate Company Secretary of PT PRO—Serviços Administrativos e de Gestão Partilhados, SA until 2005.

        In addition, the name for the Chief Executive Officer of our major subsidiaries, PT Comunicações and MEO, is set forth below:

        Zeinal Abedin Mahomed Bava.    First elected 2000. Age 48. Chief Executive Officer of of Oi, S.A. and PT Portugal since June 2013; Elected for the first time in 2000; Former term of office ended on December 31, 2011 and was reelected in 2012. Appointed Chief Executive Officer of Portugal Telecom SGPA S.A. in March 2008 to May 2013; Chairman of the Board of Directors of PT Portugal, SGPS S.A.; Chairman of the Board of Directors of PT Comunicações, S.A.; Chairman of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A.; Chairman of the Board of Directors of Portugal Telecom Inovação, S.A.; Chairman of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A.; Chairman of the Board of Directors of Portugal Telecom—Investimentos Internacionais, Consultoria Internacional, S.A.; Chairman of the Board of Directors of PT Participações, S.A.; Chairman of the Board of Directors of Portugal Telecom Data Center, S.A.; Chairman of the Board of Directors of PT Blueclip—Serviços de Gestão, S.A.; Chairman of the Board of Directors of Fundação Portugal Telecom; Member of the Board of Directors of Oi, S.A.; Member of the Board of Directors of Telemar Participações, S.A.; Member of the Board of Directors of Contax Participações, S.A.; Member of the Board of Directors of CTX Participações, S.A.; Member of the Council of Founders of Fundação Casa da Música; Member of the Board of Directors of the Council of Founders of Fundação Portugal África;Member of the General Council of Universidade Técnica de Lisboa; Member of the General Council of Fundação Portuguesa das Comunicações; Member of the General Council of COTEC Portugal—Associação Empresarial para a Inovação since October 2009 until may 2012; Member of the Board of Directors of Tele Norte Leste Participações, S.A. from april 2011 until February 2012; Member of the Board of Directors of Fundação Luso Brasileira from june 2009 until September 2009; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011; Chairman of the Board of Directors of PT Ventures, SGPS S.A. from November 2008 until July 2010; Chairman of the Board of Directors of PT Centro Corporativo, S.A. from March 2006 until April 2009; Chairman of the Board of Directors of PT Sistemas de Informação, S.A. from September 2007 until April 2009; Member of the Board of Directors of Fundação Luso-Brasileira from June 2009 until September 2009; Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until June 2008; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 until October 2007; Member of the Board of Directors of Brasilcel, NV from December 2002 until October 2007; Chief Executive Officer of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; Chairman of the Board of Directors of TV Cabo Portugal, S.A. from March 2004 until September 2007; Chairman of the Board of Directors of PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. until September 2007; Vice-Chairman of the Board of Directors of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 until September 2007; Chairman of the Board of Directors of Lusomundo Cinemas, S.A. until September 2007; Chairman of the Board of Directors of Lusomundo Audiovisuais, S.A. until September 2007; Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A. until September 2007; Chief Executive Officer of MEO—Serviços de Comunicações e Multimédia, S.A. from December 2005 until May 2006; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. from April 2004 until April 2006; Chairman of the Board of Directors of PT Prestações—Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; Member of the Board of Directors of PT Rede Fixa, SGPS S.A. from March 2006 until June 2009; Member of the Board of Directors of PT Sistemas de Informação, S.A. from May 2004 until April 2006; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006; Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. from January 2004 until December 2005; Member of the Board of Directors of Páginas Amarelas, S.A. from January 2004 until May 2005; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; Member of the Board of Directors of CRT Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Sudeste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Leste Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Member of the Board of Directors of Portugal Telecom Brasil, S.A. from July 2002 until March 2004; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; Member of the Board of Directors of Telesp Celular Participações, S.A. from April 2001 until December 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. from 2000 until 2002; Merrill Lynch—Executive Director and Relationship Manager for Portugal Telecom, from 1998 until 1999; Deutsche Morgan Grenfell—Executive Director and Relationship Manager for Portugal Telecom from 1996 until 1998; Warburg Dillon Read—Executive Director from 1989 until 1996.For information regarding arrangements with major shareholders pursuant to which certain persons referred to above were selected as members of our Board of Directors, see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

Compensation

Board of Directors, Including Executive Committee

        During the years ended December 31, 2013 and 2012, fixed compensation of board members (including members of our Executive Committee) amounted to €5.52 million and €5.73 million, respectively.

        Under the terms of the compensation policy established by our Compensation Committee, executive board members are entitled to receive (i) fixed compensation and (ii) variable compensation, 50% of which payment is deferred for a period of three years. In 2013, the annual variable compensation for 2012 paid to the executive board members amounted to €2.19 million, and in 2012, the annual variable compensation for 2011 paid to the seven executive board members amounted to €2.44 million. The payments of variable compensation that were deferred as of December 31, 2013 amounted to €10.12 million. We recognize an accrual for variable compensation on an annual basis.

        In addition, in connection with the strategic partnerships entered into with Oi and Contax, five (six in 2012) of the members of our Board of Directors perform executive duties for these joint ventures and received total fixed compensation of R$1.02 million (€0.4 million) and R$2.39 million (€0.95 million) in the years ended December 31 2013 and December 31, 2012, respectively, which amounts were set by the applicable corporate bodies in accordance with local law.

        Since the approval of Law No. 28/2009 of June 19, 2009, we are required to report the compensation earned by individual members of our Board of Directors, including members of our

Executive Committee. The tables below set forth the fixed and variable compensation received by these individuals for the period from January 1, 2013 through December 31, 2013.

	Amounts Paid in 2013
	Fixed	Variable FY 2012(a)	Total
	(EUR)
Chairman of the Board of Directors
Henrique Granadeiro(b)	319,938	—	319,938

	319,938	—	319,938

Executive Committee
Henrique Granadeiro	347,519	—	347,519
Zeinal Abedin Mahomed Bava(c)	425,113	588,315	1,013,428
Luís Pacheco de Melo	486,526	267,416	753,942
Alfredo Baptista	486,526	267,416	753,942
Carlos Alves Duarte	486,388	267,416	753,804
Pedro Leitão	486,388	267,416	753,804
Manuel Rosa da Silva	486,526	267,416	753,942
Shakhaf Wine(d)	486,526	267,416	753,942

	3,691,511	2,192,811	5,884,322

Non-Executive Board Members
Audit Committee
João de Mello Franco	271,404	—	271,404
José Xavier de Basto	126,574	—	126,574
Mário João de Matos Gomes(e)	183,736	—	183,736

	581,714	—	581,714

Other Non-Executive Board Members
Otávio Marques de Azevedo	88,116	—	88,116
Joaquim Goes	132,174	—	132,174
Gerald S. McGowan	88,116	—	88,116
Rafael Mora Funes	132,174	—	132,174
Maria Helena Nazaré	44,058	—	44,058
Amílcar de Morais Pires	44,058	—	44,058
Francisco Soares	132,174	—	132,174
Paulo Varela	88,116	—	88,116
Milton Vargas	88,116	—	88,116
Nuno de Almeida e Vasconcellos	44,058	—	44,058
Fernando Magalhães Portella	44,058	—	44,058
João Nuno de Oliveira Jorge Palma(f)	—	—	—
José Pedro Cabral Santos(f)	—	—	—
	925,218	—	925,218

Total	5,518,381	2,192,811	7,711,192

(a)
According to the compensation policy in force, the amount in this column corresponds to 50% of the variable compensation with respect to the 2012 financial year and paid in 2013. The payment of an equal amount was deferred until 2016.

(b)
As from June 4, 2013, Henrique Manuel Fusco Granadeiro assumed the position of Chief Executive Officer in addition to his existing position as Chairman of the Board of Directors.

(c)
Zeinal Abedin Mahomed Bava was Portugal Telecom's Chief Executive Officer until June 4, 2013, when he resigned from that office.

(d)
Reflects the Euro equivalent of compensation paid in local currency through PT Brasil, one of our subsidiaries in Brazil.

(e)
In addition to the amount specified above paid by Portugal Telecom, Mário João de Matos Gomes was also paid compensation in the amount of €7,838 by Previsão—Sociedade Gestora de Fundos de Pensões, S.A. for the office of Chairman of the Supervisory Board he performs for that entity.

(f)
Non-executive directors João Nuno de Oliveira Jorge Palma and José Pedro Cabral Santos waived their compensation due to incompatibility with other professional duties. They resigned to their office on October 24, 2013.

        The annual variable paid in 2013 set forth above refers to the performance of the executive directors during the fiscal year ended on December 31, 2012. Members of our Audit Committee (which is described in "Item 10—Corporate Governance—Audit Committee"), who are non-executive directors of our Board of Directors, earn a monthly fixed amount of compensation in accordance with our compensation policy. Our other non-executive directors receive a monthly fixed amount that takes into account the number of committees to which they belong, in accordance with our compensation policy.

        The compensation of executive directors takes into account, among other indicators, the achievement of the strategic goals at a national and international level, as well as our performance when compared to other companies in the telecommunications sector in Europe. The compensation of executive directors is composed of a fixed portion and a variable portion as described below.

Components of Executive Committee Compensation

  Fixed Compensation

        The value of the fixed compensation of executive directors was determined after taking into account a benchmarking study of approximately 140 listed companies. The study considered companies in the European Tier 1 Telecom category (including Deutsche Telekom, France Telecom, British Telecom, Telecom Italia and Telefónica) and the European Tier 2 Telecom category (including KPN, Belgacom, Telenor and Telecom Austria), as well as companies comprising the USA Telecom Sector; TOP 5 UK, USA and Brazil; IBEX 35; CAC40 and DJ Eurostoxx 50. The study supported the conclusion that the overall compensation fixed for the members of the Executive Committee in the previous term of office as compared to the European Tier 2 Telecom category was generally in line with the second quartile, and the fixed compensation of our Chief Executive Officer was below such quartile.

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

        The variable compensation of executive directors is dependent upon achieving predetermined goals, and it may amount up to 160% of the fixed compensation (50% of which is to be deferred for a three-year period as described below) in the event of 100% achievement of a predetermined goal, in line with the targets established under the compensation policy of the previous term of office.

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

        Currently, there are no share allotment or stock option plans in force at Portugal Telecom.

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

        In addition to the compensation described above, Executive Committee members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, pursuant to an internal policy for the Portugal Telecom Group. As of December 31, 2013, one member of our Board of Directors and five key employees of Portugal Telecom were entitled to post-retirement benefits under the plans of PT Comunicações.

        Under Portuguese law, if any member of our Board of Directors is terminated without cause, he has the right to receive the compensation that he would have received from Portugal Telecom during the remainder of his three-year term, including any portion of variable compensation that has been deferred, so long as Portugal Telecom's performance is not found by the Evaluation Committee to be affected as a direct result of his conduct. In addition, certain members of our Executive Committee are parties to contracts that entitle them to receive an amount based on their years of service if they are not reelected to those offices. The Chairman of our Board of Directors is party to a contract that entitles him to receive the equivalent of two years' salary (and variable compensation) if he ceases to hold that position, and in return, he agrees not to compete with Portugal Telecom for a specified period following the time he ceases to hold that position.

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

        As of December 31, 2013, pursuant to the executive directors' compensation policy in force, deferrals of variable compensation amounted to €10.12 million.

        During the 2013 fiscal year, the Compensation Committee elected at the 2012 Annual General Meeting of Shareholders established the following performance indicators for Portugal Telecom, which are to be checked and verified at the time when payment of such deferred amounts are due:

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

        The following, among others, are considered extraordinary movements in the period between the n fiscal year and n+3 fiscal year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividends or any other form of shareholder remuneration, annual pay-outs other than 40% of the consolidated results for the applicable year or other movements that, while affecting net worth, do not result from Portugal Telecom's operational results (including actuarial profits and losses and capital conversion adjustments).

        The net worth for the n+3 fiscal year should be reduced on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

  Compensation Committee

        We have a Compensation Committee consisting of three members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. As of December 31, 2013, the members of the Compensation Committee were Álvaro João Duarte Pinto Correia (Chairman of the Compensation Committee), Francisco Adelino Gusmão Esteves de Carvalho and António Sarmento Gomes Mota (elected in our Annual General Meeting of Shareholders held on April 19, 2013 to complete Mr. Francisco Barros Lacerda's term of office, which ends in 2014).

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

        The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described in greater detail in the Corporate Governance Report for 2013 that we are required to prepare under Portuguese law and that will be publicly available on our website at www.telecom.pt. Copies of the Corporate Governance Report are also available without charge upon request to our Investor Relations office.

Key Employees

        In addition to our directors, we have certain key employees that include (1) the officers described above which are in charge of our various businesses and administrative departments and report directly to the Executive Committee, (2) the Chief Executive Officers of our major subsidiaries described above and (3) other directors of our major subsidiaries which are not described above. In 2013, fixed compensation of key employees of the Portugal Telecom group management amounted to €4.4 million, and variable compensation amounted to €2.2 million, compared to fixed compensation of €5.2 million and variable compensation of €2.5 million in 2012.

        The compensation of the Portugal Telecom Group officers is determined for each Group operating company by a compensation committee composed of two officers of Portugal Telecom and a human resources manager, taking into account the job performed in each business area and corporate body or management office.

        One board member and five of our key employees are entitled to post-retirement benefits under the pension plans of PT Comunicações, with corresponding liabilities amounting to €2 thousand and €12 thousand as of December 31, 2013, respectively. For information regarding our post-retirement benefit payments and obligations generally, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post-Retirement Benefits."

        As of December 31, 2013, there was no share-based payment program or termination benefit in place.

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

        As of December 31, 2013, João Manuel de Mello Franco, José Guilherme Xavier de Basto and Mário João de Matos Gomes were the members of our Audit Committee responsible for the oversight of our management.

        In addition to an Audit Committee, our bylaws provide for a Statutory Auditor. The Statutory Auditor, who, pursuant to Decree-Law 76-A/2006 dated March 29, 2006, is not a member of the audit committee, is responsible for examining our accounts. As of December 31, 2013, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., represented by Pedro João Reis de Matos Silva, was our effective Statutory Auditor. As permitted by law, no Alternate Statutory Auditor was appointed at our last general shareholders' meeting.

        The Audit Committee schedules its meetings at least once every two months of each financial year at the time and place determined by its Chairman, and additional meetings may be convened by the Chairman or at request of the majority of its members. The Audit Committee may not meet without the attendance of the majority of its members, provided that the Chairman may, in cases of recognized urgency or justified impossibility, permit a meeting without the attendance of a majority if a majority is assured by vote by correspondence or by proxy (provided, however, that each member does not act on behalf of more than one Audit Committee member). The resolutions of the Audit Committee are adopted by the majority of votes cast and its Chairman has a deciding vote, in case of a tie.

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

Employees

        We had a total of 11,073 employees in our Portuguese operations as of December 31, 2013, 11,290 employees as of December 31, 2012 and 11,180 employees as of December 31, 2011.

        The table below sets forth the breakdown in the total number of our employees as of December 31, 2012 and 2013. It does not include employees seconded to other entities, but does include temporary workers with fixed-term contracts.

	At December 31,
	2012	2013
Portuguese Operations
Telecommunications	7,637	7,526
Other businesses	3,653	3,547
Total	11,290	11,073

International businesses	1,567	1,656

Total	12,857	12,729

        We have not experienced material work stoppages over the last five years. Management believes that relations with labor unions and most of our employees are good.

Share Ownership and Share Option Plans

        As of April 25, 2014, our directors as a group directly owned 108,184 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 896,512,500 ordinary shares outstanding. The amounts below include amounts that are beneficially owned by shareholders of Portugal Telecom with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of April 25, 2014
Director	Ordinary shares	Percent of ordinary shares outstanding
Henrique Manuel Fusco Granadeiro	150	*
Luís Miguel da Fonseca Pacheco de Melo	45	*
Alfredo Baptista.	8,193	*
Carlos António Alves Duarte	40	*
Pedro Leitão	758	*
Manuel Francisco Rosa da Silva	90	*
Shakhaf Wine	—	—
João Manuel de Mello Franco(1)	13,308	*
José Guilherme Xavier de Basto	—	—
Mário João de Matos Gomes	—	—
Otávio Marques de Azevedo(2)	89,651,205	10.0%
Joaquim Aníbal Brito Freixial de Goes(3)	90,058,922	10.05%
Gerald Stephen McGowan	60,000	*
Rafael Luis Mora Funes(4)	90,111,660	10.05%
Maria Helena Nazaré	—	—
Amílcar Carlos Ferreira de Morais Pires(5)	90,059,727	10.05%
Francisco Teixeira Pereira Soares	—	—
Paulo José Lopes Varela(6)	23,650,019	2.64%
Milton Almicar Silva Vargas	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(7)	90,111,159	10.05%
Fernando Magalhães Portella(8)	89,651,205	10.0%

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

(3)
Includes (1) 2,437 shares held directly by Mr. Joaquim Aníbal Brito Freixial de Goes and (2) 90,056,485 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Freixial de Goes. On December 31, 2013, Banco Espírito Santo held 90,056,485 of our shares. Mr. Freixial de Goes is a member of the Board of Directors of Banco Espírito Santo. Mr. Freixial de Goes disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

(4)
Mr. Rafael Luis Mora Funes does not own any of our shares. 501 of our shares are held by his spouse. Mr. Rafael Luis Mora Funes is a member of the Board of Directors of RS Holdings, SGPS, S.A., or RS Holdings, which holds, directly and indirectly, 90,111,159 of our shares. RS Holdings holds these shares through the entities described in footnote (3) to the table set forth under "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by RS Holdings and its affiliates.

(5)
Includes (1) 3,242 shares held directly by Mr. Amílcar Carlos Ferreira de Morais Pires and (2) 90,056,485 shares held by Banco Espírito Santo and its affiliates that may be deemed to be beneficially owned by Mr. Morais Pires. On December 31, 2013, Banco Espírito Santo held 90,056,485 of our shares. Mr. Morais Pires is the Chief Financial Officer and a member of the Executive Committee of the Board of Directors of Banco Espírito Santo. Mr. Morais Pires disclaims beneficial ownership of the shares held by Banco Espírito Santo and its affiliates.

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

(7)
Includes (1) 11,190 shares held directly by Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos and (2) 90,099,969 ordinary shares held by RS Holdings. RS Holdings holds these shares through the entities described in footnote (3) to the table set forth under "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." These holdings are attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holdings' share capital and corresponding voting rights. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors of RS Holdings. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos is the son of Isabel Maria Alves Rocha dos Santos.

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

        During 2011, 2012 and 2013, we did not adopt any share option plans, share allotment plans or share call options, nor did any such plans remain in force for directors or Portugal Telecom employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder who owns 2% or more of our share capital based on the most recent information received from our shareholders as of April 25, 2014.

	Number of shares held as of April 25, 2014(1)	Percent of Class as reported by Shareholders
RS Holding, SGPS, S.A(2)	90,111,159	10.05%
Banco Espirito Santo Group (BES)(3)	90,056,485	10.05%
Telemar Norte Leste S.A.(4)	89,651,205	10.00%
UBS AG(5)	45,736,067	5.10%
Norges Bank(6)	44,442,888	4.96%
Visabeira Group(7)	23,642,885	2.64%
BlackRock Inc.(8)	21,025,118	2.35%
Controlinveste Comunicações(9)	20,419,325	2.28%
Morgan Stanley(10)	20,243,013	2.26%
Pictet Asset Management	18,246,357	2.04%
Ontario Teachers' Pension Plan Board	18,000,000	2.01%
Bestinver(11)	17,981,057	2.01%

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

(2)
Includes 90,099,969 ordinary shares held by Nivalis and 11,190 ordinary shares held by Nuno Rocha dos Santos Almeida Vasconcellos. Insight Strategic Investments, SGPS, S.A., or Insight and Ongoing Strategy Investments, SGPS, S.A., or Ongoing, are the sole shareholders of Nivalis and hold 62.55% and 37.45%, respectively, of the voting rights in such company. RS Holding is the majority shareholder of Ongoing. Mrs. Isabel Maria Alves Rocha dos Santos is the majority shareholder of RS Holding. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors and Chief Executive Officer of RS Holdings, Ongoing and Insight and is the son of Mrs. Isabel Maria Alves Rocha dos Santos.

(3)
On December 31, 2013, BES held directly and indirectly 90,056,485 ordinary shares, representing 10.05% of the share capital and voting rights in Portugal Telecom. This total included 90,033,955 ordinary shares held by entities in a control or group relationship with BES, 17,444 ordinary shares held by members of BES's corporate bodies and 4,218 ordinary shares held by BES.

(4)
Telemar Norte Leste S.A. is a subsidiary of Oi, which is a subsidiary of Telemar Participações S.A. Telemar Participações S.A. is a joint venture of the following entities: AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobrás de Seguridade Social—PETROS and Bratel Brasil, S.A. (which is controlled by Portugal Telecom). See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi" for more information about our investment in Oi and its affiliates and Telemar's investment in our company.

(5)
UBS AG now holds a qualified holding corresponding to a total of 45,736,067 Portugal Telecom ordinary shares representing 5.10% of Portugal Telecom's share capital and corresponding voting rights. This total included 29,492,450 shares representing 3.29% of the share capital and voting rights in Portugal Telecom are held by UBS AG; 7,032,261 shares representing 0.78% of the share capital and voting rights in Portugal Telecom are held in the name of UBS AG on behalf of several of its clients; 9,211,355 shares representing 1.03% of the share capital and voting rights in Portugal Telecom are held by the following subsidiaries of UBS AG: CCR Asset Management: 1,265,840 shares; UBS Financial Services Inc.: 23,569 shares; UBS Fund Management (Switzerland) AG: 767,420 shares; UBS Fund Services (Luxembourg) SA: 5,545,370 shares; UBS Global Asset Management (Australia) Ltd: 12,538 shares; UBS Global Asset Management (Hong Kong) Ltd: 729,693 shares; UBS Global Asset Management (Japan) Ltd: 348,215 shares; UBS Global Asset Management (Singapore) Ltd: 27,438 shares; UBS Global Asset Management (UK) Ltd: 352,322 shares; UBS Global Asset Management Life Ltd: 120,718 shares.

(6)
Held by Norges Bank, the Central Bank of Norway.

(7)
Includes 11,523,213 ordinary shares held directly by Grupo Visabeira SGPS, S.A., or the Visabeira Group, and 12,119,672 held by Visabeira Investimentos Financeiros, SGPS, S.A., an entity controlled by the Visabeira Group. A holding corresponding to 78.2642% of the share capital of Visabeira Group and corresponding voting rights is directly held by the company NCFGEST, SGPS, S.A., which in turn is 100% owned by Mr Fernando Campos Nunes. Therefore, Visabeira Group's qualified holding in also attributed to these entities.

(8)
Held through BlackRock Investment Management (UK) Limited.

(9)
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

(10)
Morgan Stanley now holds a qualified holding and a long position corresponding to 2.26% of Portugal Telecom's share capital and corresponding voting rights. Additionally, Portugal Telecom was informed that the qualified holding and long position are held as follows: Holdings in Portugal Telecom ordinary shares: Morgan Stanley & Co. International plc: 8,589,777 ordinary shares representing 0.96% of the share capital and voting rights; Morgan Stanley & Co. LLC: 11,565,892 ordinary shares representing 1.29% of the share capital and voting rights; Morgan Stanley Smith Barney LLC: 87,344 ordinary shares representing 0.01% of the share capital and voting rights. Holdings in financial instruments: Morgan Stanley & Co. International plc: 50,505 ordinary shares via financial instruments, representing 0.01% of the share capital and voting rights. Portugal Telecom was further informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC, through the following chains of companies: Morgan Stanley & Co. International plc: Morgan Stanley International Holdings Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group and Morgan Stanley Investments (UK); Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc; Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc and Morgan Stanley Smith Barney Holdings LLC.

(11)
Bestinver's qualified holding was held as follows: Bestinver Empleo, F.P.: 31,026 shares; Bestinver Bolsa, F.I.M.: 5,038,930 shares; Bestinver Ahorro Fondo de Pensiones: 749,332 shares; Bestinver Empleo III Fondo de Pensiones: 10,122 shares; Bestinver Hedge Value Fund, FIL: 1,699,008 shares; Bestinver Prevision F.P.: 40,491 shares; Bestinver Grandes Compañías, F.I.: 215,141 shares; Bestinver Global F.P.: 1,385,218 shares; Bestinver Mixto, F.I.M.: 602,161 shares; Bestvalue

  F.I.: 1,183,637 shares; Linker Inversiones SICAV: 21,335 shares; Divalsa de Inversiones SICAV: 28,043 shares; Bestinver SICAV-Bestinfund: 506,751 shares; Bestinver Empleo II, F.P.: 6,957 shares; Bestinver Futuro EPSV: 20,478 shares; Bestinver SICAV—Iberian: 916,781 shares; Bestinver Renta F.I.M.: 139,620 shares; Bestinver Consolidación EPSV: 3,555 shares; Bestinfond F.I.M.: 4,579,542 shares; Soixa SICAV S.A.: 802,929 shares.

          Our major shareholders do not have different voting rights than other Portugal Telecom ordinary shareholders or ADS holders. Our bylaws (estatuto social) provide that to the extent a shareholder holds more than 10% of our ordinary shares, that shareholder's voting rights are limited to 10% of the voting rights associated with our common shares.

          The Portuguese government directly holds 500 of our A shares. On July 26, 2011, our General Meeting of Shareholders approved the amendment of the Company's Bylaws and eliminated the special rights granted to the 500 class A shares of stock held by the Portuguese government.

          As of April 19, 2012, prior to the filing of our Annual Report on Form 20-F for the year ended December 31, 2011, or the 2011 20-F, BES, held, directly and indirectly, 93,697,989 of our ordinary shares, representing 10.45% of our share capital. BES held 90,268,306 of our ordinary shares as of April 23, 2013, representing 10.07% of our share capital, and as of April 25, 2014, BES held 90,056,485 of our ordinary shares, representing 10.05% of our share capital. Joaquim Aníbal Freixial de Goes, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors, and Amilcar Carlos Ferreira de Morais Pires, a member of the Board of Directors of BES, is a non-executive member of our Board of Directors.

          As of April 19, 2012, prior to the filing of our 2011 20-F, RS Holding held, directly and indirectly, 90,111,159 of our ordinary shares, representing 10.05% of our share capital. As of April 25, 2014, RS Holding continues to hold such shares. Nuno de Almeida e Vasconcellos is the Chairman of RS Holding and is a non-executive member of our Board of Directors. Rafael Luis Mora Funes is a member of the Board of Directors of a subsidiary of RS Holding and is also a non-executive member of our Board of Directors.

          As of the filing of our 2011 20-F, TNL held 62,755,860 ordinary shares, then representing 7.00% of our share capital. TNL purchased that interest in our capital in connection with our strategic partnership with Oi. Following the corporate reorganization of Oi, which was completed in April 2012, these shares of our company are held by Telemar, a subsidiary of Oi. As of April 19, 2013, Telemar held 64,557,566 of our ordinary shares, representing 7.20% of our share capital. As of April 25, 2014, Telemar held 89,651,205 of our ordinary shares, representing 10.0% of our share capital. Otávio Marques de Azevedo is the Chairman of Telemar Participações S.A. (the company controlling Oi and Telemar Norte Leste S.A.) and has been non-executive member of our Board of Directors since April 6, 2011, appointed in connection with our strategic partnership with Oi. Fernando Magalhães Portella is a member of the Board of Directors of Oi and has been a non-executive member of our Board of Directors since October 25, 2012, having been appointed to replace director Pedro Jereissati, who submitted his resignation on the same day. Mr. Portella's appointment was ratified by your shareholders at the Annual General Meeting of Shareholders held on April 19, 2013. See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Strategic Partnership with Oi—Corporate Governance."

          As of April 19, 2012, prior to the filing of the 2011 20-F, Visabeira Group, or Visabeira, held, directly and indirectly, 23,642,885 ordinary shares, then representing 2.64% of our share capital. As of April 25, 2014, Visabeira continues to hold such shares. Paulo José Lopes Varela is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a non-executive member of our Board of Directors.

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

          As of December 31, 2013, approximately 17.8% of our issued share capital was held of record by approximately 90 U.S. residents. As of April 25, 2014, Portugal Telecom had 35,503,850 ADSs outstanding, which were held by approximately 194 holders of record, including the custodian for the depositary under our ADS program.

Related Party Transactions

          In the ordinary course of business, we enter into transactions with numerous businesses, including companies in which we hold ownership interests, certain of our major shareholders and companies with which some of the members of our Board of Directors hold positions of significant responsibility. See Note 48 to our audited consolidated financial statements, which note is incorporated by reference into this section, for the amounts and other details regarding transactions with these companies, including Banco Espírito Santo (BES) Group, Visabeira Group, Controlinveste Comunicações, RS Holdings (Ongoing), BlackRock and UBS.

          The services provided by these companies include banking, financial advisory and insurance services and human resources consultancy services. Visabeira Group also provides networking equipment to our company. Our pension and healthcare funds also have assets invested with our company, Banco Espírito Santo Group and RS Holdings (Ongoing) in the amounts set forth in Note 48.

          Several of our major shareholders, namely Banco Espírito Santo Group, RS Holdings (Ongoing), BlackRock and UBS, are financial institutions or financial asset managers, and, in the ordinary course of business, we entered into various transactions with those entities, including bank deposits, short-term investments and financings, and we rendered telecommunications services to those entities. In addition, Visabeira Group, one of our major shareholders, provides network infrastructure equipment to our company. Another major shareholder, Controlinveste Comunicações, is a major provider of media content to us. In addition, Controlinveste Comunicações is one of our joint venture partners in Sportinveste Multimédia and is one of our joint venture partners in the joint venture to which we have agreed to contribute our stake in Sportinveste Multimédia, as described in Note 32(b) to our audited consolidated financial statements. See Note 48 to our audited consolidated financial statements for the aggregate amount of transactions during 2013 and balances as of December 31, 2013 between Portugal Telecom and these major shareholders.

          The terms and contractual conditions in agreements entered into by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above also rendered financial consulting and insurance services to our company.

          The pension funds we have established to fund supplemental pension benefits for current and former employees and the healthcare funds we established to fund our obligation to pay healthcare benefits and salaries for pre-retired and suspended employees (each of which funds are managed by our subsidiary PT Prestações) have invested in certain of our major shareholders in accordance with investment guidelines approved by our Board of Directors. As of December 31, 2013, these investments included total investments of €89 million in affiliates of Banco Espírito Santo Group and €95 million in affiliates of RS Holdings (Ongoing).

        In addition, Banco Espírito Santo, S.A. and Nivalis Holding B.V., an affiliate of RS Holding (Ongoing), are parties to the Memorandum of Understanding we signed on October 1, 2013 with respect to the Business Combination. See "Item 4—Information on the Company—Proposed Business Combination with Oi and TmarPart."

        In the ordinary course of our business, we also enter into transactions with joint ventures that we own, together with other persons and with associated companies in which we hold significant investments. Notes 33 and 48(a) to our audited consolidated financial statements sets forth our loans granted, accounts receivable from and accounts payable to each of these companies, including the amounts outstanding under loans granted to Sportinveste Multimédia; Multitel, a data communications services and digital information communication services provider in Angola in which we hold a 30.0% interest; SIRESP—Gestão de Redes Digitais de Segurança e Emergência S.A., or SIRESP, a network management company in which we hold a 30.6% interest; and Yunit Serviços, S.A., or Yunit, a joint venture focusing on development and consulting services in the area of electronic commerce and information technology in which we own a 33.3% interest. These loans are granted to these entities with the purpose of financing their operations and/or developing new businesses. Of the total loans granted to Sportinveste Multimédia (€32.3 million as of December 31, 2013), an amount equal to €30.0 million does not bear interest or mature and is recorded by Sportinveste Multimédia in its financial statements as shareholders' equity. The remainder of the outstanding loans to Sportinveste Multimédia and the loans to Multitel, SIRESP and Yunit, totaling approximately €7 million as of December 31, 2013, were entered into at market interest rates that in 2013 corresponded to an average interest rate of approximately 3%.

Related Party Transactions Policies

        Since 2006, we have followed a policy on transactions with related parties aimed at ensuring the correct identification and disclosure of transactions with related parties, as well as defining the relevant concepts of "transaction" and "related parties." This policy pursues a dual purpose: (1) enabling our consolidated financial statements to disclose the existence of related party transactions and their pending balances and (2) safeguarding our interests in potential conflict of interest situations vis-à-vis the interests of persons or entities who may have the ability to influence, directly or indirectly, our management.

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

        The execution of any transaction with related parties the value of which is in excess of €100,000 per quarter is subject to prior favorable opinion of the Audit Committee. The Audit Committee's opinion must confirm that, in view of the justifications submitted, the proposed transaction complies with the rules on conflicts of interest and observes the principle of equal treatment of suppliers or service providers of the Portugal Telecom Group, notably as to the agreed terms and conditions.

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

        During the 2013 financial year, two transactions with related parties, in an average amount of €8.1 million and a maximum amount of €16.1 million, were submitted to the prior opinion of the Audit Committee.

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

ITEM 8—FINANCIAL INFORMATION

        See "Item 18—Financial Statements" below.

Legal Proceedings

Total Provisions for Portugal Telecom's Legal Proceedings

        We are a party to a number of pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As of December 31, 2013, our provisions to cover probable losses in civil, labor and other legal proceedings (other than tax contingencies) totaled €18.1 million, including €11.6 million relating to civil claims and €2.9 million relating to labor claims. In addition as of December 31, 2013, we had recorded provisions for probable losses relating to tax contingencies of €62.0 million.

        In addition, we estimate that our potential liability in civil, labor and other legal proceedings (other than tax contingencies) in which a loss is considered possible (but not probable) in accordance with International Accounting Standard No. 37 was €88.6 million as of December 31, 2013, including €71.1 million relating to civil claims and €1.0 million relating to labor claims. In addition, we estimate that our potential liability for tax contingencies in which a loss is considered possible (but not probable) was €4.3 million as of the same date.

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

        Current inquires and investigations include several investigations by the Portuguese Competition Authority related to PT Comunicações and MEO for alleged anti-competitive practices in Digital Terrestrial Television and the public mobile telephone markets, respectively.

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

  Portuguese Competition Authority

        The Portuguese Competition Authority is currently conducting inquiries relating to alleged anti-competitive practices in the terrestrial television and mobile services markets. Following a complaint by the third mobile operator, in July 2013, we were informed by the Portuguese Competition Authority that it had decided to initiate an administrative offence proceeding inquiry regarding alleged discriminatory on-net/off-net prices in the retail mobile communications market and alleged excessive SMS termination prices. If, after the investigation proceedings, the Portuguese Competition Authority decides that there is a reasonable likelihood that a sanction is going to be imposed, a prosecution proceeding will follow. After conclusion of the prosecution proceeding, the Portuguese Competition Authority may decide to impose a fine of up to 10% of the revenues of the group the year immediately preceding the final decision whenever it concludes that an anti-competitive practice did occur. Although Portugal Telecom has not historically been assessed fines of the magnitude permitted by the law, any fine that the Portuguese Competition Authority decides to impose could be material.

  European Commission

        On January 19, 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete in the Iberian telecommunications markets. Portugal Telecom has developed various strategic partnerships with Telefónica in recent years. Although we do not believe the existence of these partnerships has impeded competition and ordinary activities of our company and Telefónica, our relationship with Telefónica was investigated. On October 25, 2011, we were notified of a Statement of Objections sent by the European Commission to us and Telefónica on the matter, which only covered alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, we contested the allegations of the European Commission. In January 2013, the European Commission announced a decision finding that we and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union, or TFEU, with reference to our July 28, 2010 agreement with Telefónica concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo, which the European Commission found to be a non-compete commitment with impact on the Iberian market. On January 23, 2013, we were fined an amount of €12.29 million, which we believe is unjustified. On April 9, 2013, we brought an action for annulment before the Court of Justice of the European Union and will continue to vigorously defend the matter. Accordingly, we have not recorded any provision in this matter. The European Commission's decision concluded an investigation, begun in January 2011, in which the European Commission analyzed the relationship between both companies since 1996. See

"Item 3—Key Information—Risk Factors—Regulatory investigations and litigation may lead to fines and other penalties".

Tax Contingencies in Our Portuguese Telecommunications Business

        Certain Portuguese subsidiaries of the Portugal Telecom Group are subject to tax claims that relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (€233 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (€65 million). Portugal Telecom has received tax assessments regarding these matters for the years mentioned above and has presented bank guarantees to the tax authorities for the years 2005 to 2009 totaling €317 million. We strongly disagree with these assessments and believe, based on the opinion of our tax advisors, that there are solid arguments to oppose the position of the tax authorities. We do not consider the losses related to these tax contingencies to be probable or possible.

Other Legal Proceedings in Our Portuguese Telecommunications Business

        Following the publication on September 6, 2012, of the Law No. 55/2012 (Cinema Law), two regulations of the Cinema Law were published: (i) Decree-Law No. 9/2013, of January 24, which foresees, among other issues, the obligation to reverse charge the annual fee for each subscription of television services by July 1 of the following year to which the data reported relates as well as other obligations, and (ii) Decree-Law No. 124/2013, of August 30, which foresees, among other issues, the obligation to invest 1% of video-on-demand services revenues in film production and audiovisual ensured through an annual investment in national cinematographic works, as well as other obligations. For additional information regarding the Cinema Law obligations, see "Item 4—Information on the Company—Regulation—Portugal—Areas of Recent Regulation and Updates—Cinema Law" above. On October 17, 2013, we were notified by the Portuguese Cinema and Audiovisual Institute (Instituto do Cinema e do Audiovisual), or ICA, of the official settlement regarding the Cinema Law annual fee mentioned above. Given that we believe such annual fee to be unconstitutional, we have decided to present a bank guarantee under the tax enforcement process of which it was notified on December 5, 2013. We will also file a complaint.

        In addition, the Portuguese government has made public the intention to propose to the Portuguese Parliament certain changes regarding the Cinema Law, primarily (1) the reduction of the annual fee regarding TV subscriptions to €1.75 (to be increased up to a maximum of €2 from 2020 onward) and (2) the transfer of funds from ANACOM to ICA in an amount which will be between 75% and 100% of the total annual fee mentioned in (1). The above-mentioned amendments must be approved by the Portuguese Parliament to enter into force.

        In March 2004, TV TEL Grande Porto—Comunicações, S.A., or TV TEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunications ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and TV Cabo. TV TEL is claiming an amount of approximately €15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy and (3) TV TEL's claims for damages and losses were not factually sustainable. On February 2013, the court decided a compensation related to increased costs of financing incurred and a value regarding loss of clients to be liquidated by TV TEL. Both parties have appealed.

        In March 2011, Optimus filed a claim against us in the Judicial Court of Lisbon for the payment of approximately €11 million, and in October 2011, Onitelecom—Infocomunicações, S.A, or Oni, also filed a claim against us in the same court for the payment of approximately €1.5 million, both related to a proceeding of Portuguese Competition Authority that terminated in 2011 for prescription purposes, in relation to which the Portuguese Competition Authority had imposed a fine to Portugal Telecom of approximately €45 million but which fine PT Comunicações appealed to the Commercial Court of Lisbon. Optimus and Oni supported their position by arguing that they suffered losses and damages as a result of our conduct. In the Optimus action, we are awaiting the schedule of the trial, while regarding the Oni legal action, we received a favorable decision on January 4, 2013 due to prescription reasons confirmed in October 2013 by the court of appeal which had a final decision in this case in our favor. Based on the opinion of our internal and external legal counsel, we have not recorded any provision for these matters.

Oi Legal Proceedings

        The amounts set forth in this subsection represent the total amounts recorded or estimated by Oi.

General

        Oi is party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. Oi classifies its risk of loss in legal proceedings as "remote," "possible" or "probable," and only records provisions for reasonably estimable probable losses, as determined by Oi's management. As of December 31, 2013, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$25,527.4 million, for which Oi has established provisions of R$5,616.3 million.

        In certain instances, Oi is required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2013, Oi had made judicial deposits in the aggregate amount of R$12,367 million and obtained financial guarantees from third parties in the aggregate amount of R$13,193.0 million. During 2013, Oi paid fees in the aggregate amount of R$145.9 million to the financial institutions from which it had obtained these guarantees, and as of December 31, 2013, it had pledged 18,117,553 common shares of Telemar, representing 7.5% of its share capital, as security for one of these financial guarantees.

        See Note 30.1 to our audited consolidated financial statements for information about Oi's judicial deposits.

Tax Proceedings

        As of December 31, 2013, Oi's total estimated contingency in connection with tax proceedings against Oi in respect of which the risk of loss was deemed probable or possible totaled R$18,636.3 million, for which Oi had recorded provisions of R$640.4 million.

        The Brazilian corporate tax system is complex, and Oi is currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that it believes are unconstitutional. These tax contingencies relate primarily to value-added tax, service tax and taxes on revenue. Oi records provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. Oi does not currently believe that the proceedings it considers as probable losses, if decided against Oi, will have a material adverse effect on its financial position. It is possible, however, that Oi's future results of operations could be materially affected by changes in its assumptions and the effectiveness of its strategies.

  Value-Added State Taxes (ICMS)

        Under the regulations governing the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunications services. Oi may record ICMS credits for purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when Oi sells its services.

        Oi has received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza, or ISS), and (2) whether some of the assets Oi has purchased are related to the telecommunications services provided, and therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax, (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network, and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

        As of December 31, 2013, Oi deemed the risk of loss as possible with respect to approximately R$5,865.6 million of these assessments, for which it had not recorded any provisions. As of that date, Oi had recorded provisions in the amount of R$361.5 million for those assessments in respect of which it deemed the risk of loss as probable.

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

        As of December 31, 2013, Oi deemed the risk of loss as possible with respect to approximately R$2,078.2 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, Oi had recorded provisions in the amount of R$67.4 million for those assessments in respect of which it deemed the risk of loss as probable.

  FUST and FUNTTEL

        The Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações, or FUST) is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. The Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL) was established to finance telecommunications technology research. Oi is required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculating Oi's contributions to the FUST and the FUNTTEL, Oi made provisions for additional contributions to the FUST and TNL made provisions for additional contributions to the FUST and the FUNTTEL. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed Line Companies (Associação Brasileira das Empresas de Telefonia Fixa), of which Oi is a member, filed a lawsuit to request a review of the applicable legislation.

        As of December 31, 2013, Oi deemed the risk of loss as possible with respect to approximately R$2,284.1 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, Oi had recorded provisions in the amount of R$147.4 million for assessments of the FUST in respect of which Oi deemed the risk of loss as probable.

  Contributions to the INSS

        Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against Oi primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers' compensation benefits and other amounts subject to social security tax.

        As of December 31, 2013, Oi deemed the risk of loss as possible with respect to approximately R$1,002.1 million, for which it had not recorded any provisions. As of that date, Oi had recorded provisions of R$12.5 million for those assessments in respect of which it deemed the risk of loss as probable.

  PIS and COFINS

        In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026.4 million related to the basis for the calculation of Social Integration Program tax (Programa de Integração Social, or PIS) and the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social, or COFINS). In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$584.5 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2013, Oi deemed the risk of loss as possible with respect to approximately R$150.8 million of these assessments and had not recorded any provisions in respect of this claim.

  ILL

        TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido, or ILL) to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2013, Oi had recorded provisions in the amount of R$20.0 million for those assessments in respect of which it deemed the risk of loss as probable.

  Other Tax Claims

        There are various federal taxes that have been assessed against Oi, largely relating to (1) assessments of taxes against Oi that Oi does not believe are due and which it is contesting and (2) Oi's use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

        As of December 31, 2013, Oi deemed the risk of loss as possible with respect to approximately R$6,315.4 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, Oi had recorded provisions in the amount of R$31.7 million for those assessments in respect of which it deemed the risk of loss as probable.

Civil Claims

        As of December 31, 2013, the total estimated contingency in connection with civil claims against Oi, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$4,871.6 million, for which Oi had recorded provisions of R$3,833.7 million.

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

        As of December 31, 2013, Oi deemed the risk of loss as possible with respect to approximately R$143.8 million, for which it had not recorded any provisions. As of that date, Oi had recorded provisions in the amount of R$1,045.5 million for those claims in respect of which it deemed the risk of loss as probable.

        As a condition to ANATEL's approval of Oi's strategic partnership with Portugal Telecom, ANATEL required that Telemar and Oi pay all pending administrative fines, amounting to approximately R$218 million, regardless of the procedural posture of the proceedings that Telemar and Oi had instituted to contest these fines. Telemar and Oi deemed the risk of loss as possible and had not recorded any provisions in respect of these claims. Telemar and Oi sought and have been granted injunctive relief, which has permitted them to make judicial deposits of these amounts while preserving their rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

  Brazilian Antitrust Proceedings

        Oi is subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against Oi. Oi deemed the risk of loss as possible that Oi will be fined in one or more of such proceedings and has not recorded any provisions for those claims.

  Financial Interest Agreement (CRT and Community Telephone Program)

        As successor to Companhia Riograndense de Telecomunicações, or CRT, which Oi acquired in July 2000, Oi is subject to various civil claims. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT's share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural nonconformities in the shareholders' meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT.

        Oi is also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to Oi's acquisition of control of CRT in July 2000, CRT entered into financial interest agreements with its fixed line subscribers. Under these financial interest agreements, customers subscribing to CRT's fixed line service had the right to subscribe to a number of CRT shares. The number of shares to be issued to such subscribers was determined based on a formula that divided the cost of the fixed line subscription by the book value of CRT's shares.

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

        As of December 31, 2013, Oi had recorded provisions in the amount of R$2,062.7 million for those claims in respect of which it deemed the risk of loss as probable. For more information about this proceeding, see Note 30.1(vi)(i)(a) to our audited consolidated financial statements.

  Customer Service Centers

        Oi is a defendant in 65 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of December 31, 2013, Oi had recorded provisions in the amount of R$11.2 million for those claims in respect of which it deemed the risk of loss as probable.

  Customer Service

        Oi is a defendant in a civil class action lawsuit filed by the Federal Prosecutor's Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL's alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor—SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where Oi is headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization of Oi, Oi has succeeded to TNL's position as a defendant in this action. As of December 31, 2013, Oi deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action because it was awaiting the court's initial decision.

  Special Civil Court Proceedings

        Oi is party to proceedings in special civil courts relating to customer claims in connection with Oi's basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2013, Oi had recorded provisions in the amount of R$137.9 million for these claims in respect of which Oi deemed the risk of loss as probable.

  Other Claims

        Oi is a defendant in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2013, Oi had recorded provisions in the amount of R$587.6 million in respect of these claims.

        Oi is a defendant in various other proceedings involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, among others, for which Oi deems the risk of loss as possible and has not recorded any provisions.

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

        In the second quarter of 2013, Oi reviewed the methodology used to calculate the provisions for losses in labor lawsuits including statistical techniques obtained as a result of higher experience accumulated over the years regarding this matter. This change resulted in a reversal provision for labor contingencies by approximately R$315 million in 2013. As of December 31, 2013, the total estimated contingency in connection with labor claims in respect of which the risk of loss was deemed probable or possible totaled R$2,019.6 million, and Oi had recorded provisions of R$1,142.3 million relating to these proceedings (as compared to R$1,768 as of December 31, 2012). See Note 30.1(vi)(ii) to our audited consolidated financial statements.

Distributions to Shareholders

Dividend Information

        Under our articles of association, we must pay dividends of at least 40% of our annual distributable net income to shareholders, subject to a two-thirds majority of our shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income of our stand-alone financial statements, prepared under Sistema de Normalização Contabilística, or SNC or PGAAP, after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital and deducted by certain non-distributable fair value reserves. Portuguese law also prohibits the payment of dividends if, following the dividend, a company's net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares. Our ordinary shares and A shares carry the same dividend rights.

        According to the new rules established by Article 96 of the Portuguese Securities Code (as amended by the Decree-Law 8/2007, of January 17, 2007), for one month from the publication of the registration of a share capital reduction, Portugal Telecom will not be able to distribute assets to its shareholders.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve and other similar reserves). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium, be applied against accumulated losses. The share issuance premium is the amount corresponding to the subscription price paid for a share over the par value of the share. This requirement was amended by Ministerial Order, dated February 19, 2003, so that companies listed on a stock exchange and under the supervision of the Portuguese Securities Commission are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2009, 2010, 2011 and 2012, as well as the expected dividend for the year ended December 31, 2013, under the shareholder remuneration policy announced in August 2013.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders, minus applicable withholding tax, as described below.

		Dividends Per Share(1)
	Number of Shares Considered
Fiscal Year		Payment Date	€
2009	896,512,500	May 14, 2010	0.575
2010	896,512,500	December 23, 2010(2)	1.00
2010	896,512,500	June 3, 2011(3)	1.30
2011	896,512,500	May 25, 2012	0.650	(4)
2012	896,512,500	May 17, 2013	0.325
2013	896,512,500	May 30, 2014(5)	0.10

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

(5)
We have announced a policy that includes an ordinary cash dividend of €0.10 per share for the fiscal years ending December 31, 2013 and 2014. In March 2014, our board of directors proposed that dividends of €89.7 million, or €0.10 per ordinary share, be submitted to our Annual Shareholders Meeting, which approved such dividends on April 30, 2014.

        Dividends are subject to withholding income tax in Portugal for both Portuguese residents and non-residents. However, under the Tax Treaty, the withholding tax rate on dividends distributed to U.S.

tax residents may be reduced, as a general rule. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required, and shareholders must complete specific forms of the Portuguese Ministry of Finance and obtain certification from the U.S. Internal Revenue Service. See "Item 10—Additional Information—Taxation—Dividends."

ITEM 9—THE OFFER AND LISTING

Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for our ADSs on the New York Stock Exchange for the years ended December 31, 2009, 2010 and 2011 and for each quarter of 2012 and 2013. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2009	8.68	5.54	12.65	7.11
2010	10.70	6.48	15.24	8.38
2011	8.78	4.45	12.69	5.63
2012	4.55	3.05	5.94	3.81
First quarter	4.55	3.76	5.94	4.99
Second quarter	4.27	3.05	5.55	3.81
Third quarter	4.03	3.19	5.32	3.92
Fourth quarter	3.96	3.47	5.16	4.49
2013	4.43	2.71	5.91	3.61
First quarter	4.43	3.82	5.91	4.91
Second quarter	4.04	2.82	5.33	3.78
Third quarter	3.43	2.71	4.56	3.61
Fourth quarter	3.70	3.09	5.02	4.09
2014:
First quarter	3.60	3.02	4.84	4.18

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for the ADSs on the New York Stock Exchange for the most recent six months.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
October 2013	3.70	3.33	5.02	4.49
November 2013	3.36	3.09	4.50	4.09
December 2013	3.28	3.16	4.45	4.32
January 2014	3.60	3.13	4.84	4.20
February 2014	3.42	3.20	4.64	4.25
March 2014	3.30	3.02	4.52	4.18
April 2014 (through April 25, 2014)	3.28	2.87	4.59	4.04

        On April 25, 2014, the closing price of the ordinary shares on the regulated market Euronext Lisbon was €2.87 per ordinary share. On April 25, 2014, the last reported sale price of the ADSs on the New York Stock Exchange was US$4.04 per ADS.

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

        The Board of Directors has sole discretion over the proposal for dividends to be paid, which is subject to the opinion of the Audit Committee. Under our articles of association, we must pay dividends of at least 40% of our annual distributable net income to shareholders, subject to the ability of a two-thirds majority of the votes cast at a shareholders' meeting to decide to reduce the dividend or not to pay a dividend. Each dividend must be approved by a majority of the votes cast at a shareholders' meeting. The Board of Directors, subject to certain conditions, including the consent of our Audit Committee and the certification of the registered accountant, may also resolve the payment of interim dividends.

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve until this reserve represents 20% of share capital. Moreover, net income may not be distributed if expenses with the incorporation of the company and expenses related to research and development have not been completely amortized (except if the amount of free reserves and retained earnings is at least equal to the amount of such non-amortized expenses). Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting. A quorum of no less than one-third of the share capital entitled to vote must be present or represented for these purposes. If the quorum requirement is not met at the initial meeting, then the matter may be approved at a later date upon a second call of that meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one-half of the share capital is present or represented. As of December 31, 2013, our legal reserve was equal to approximately 25% of our share capital.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve and other similar reserves). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement was amended by Ministerial Order No. 160/2003, dated February 19, 2003, so that companies with shares trading on a regulated market and under the supervision of the Comissão do Mercado de Valores Mobiliários (the Portuguese Securities Exchange Commission), or CMVM, are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

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

        As of the date of this annual report, the Board of Directors consists of 21 directors. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected for the 2012-2014 term of office at the annual general shareholders' meeting held on April 27, 2012. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors.

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

        In accordance with the Portuguese Securities Code, as amended in 2010, only shareholders who, at the record date (corresponding to 00:00 (GMT) of the fifth trading day prior to the date of the general meeting), hold shares that, under the law and the articles of association, entitle them to exercise at least one vote shall have the right to attend and vote at a shareholders' meeting. Our articles of association determine that 500 shares correspond to one vote (and allows shareholders holding a lesser number of shares to group so that they may vote together). The exercise of participation and voting rights at a shareholders' meeting shall not be hindered by any transfer of shares at a time following the record date, nor does it depend on the blocking of such shares between the record date and the date of the shareholders' meeting.

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

        In addition to these Codes, we, as an issuer of shares traded on the regulated market Euronext Lisbon, are subject to Regulations and Recommendations issued by the CMVM, including the Regulation on Corporate Governance for Listed Companies, or Regulation No. 4/2013 (which came into force on January 1, 2014 and replaced Regulation No. 1/2010), and the new CMVM Corporate Governance Code (the "Corporate Governance Code", which was published in 2013 and replaced the previous corporate governance code issued by the CMVM). Regulation No. 4/2013 primarily addresses the mandatory content of the annual corporate governance report of a listed company and the minimum required information that a listed company must disclose on its website. The Corporate Governance Code governs matters involving: (1) the general shareholders meeting, the exercise of voting rights, quorums for meetings and resolutions, disclosure of information concerning general shareholders' meetings, and anti-takeover provisions; (2) the structure and powers of the management and supervisory corporate bodies, independence criteria applicable to the members of such corporate bodies; (3) internal controls and risk management systems; (4) remuneration of the members of corporate bodies and other officers, rules concerning the delegation of powers to executive directors or committees, specific duties of the supervisory corporate body; (5) committees with specific duties, such as monitoring corporate governance issues and the evaluation of directors, and the independence of the compensation committee; and (6) matters concerning the investor relations department and related-party transactions.

        On January 30, 2013, a corporate governance code prepared by the Portuguese Corporate Governance Institute (Instituto Português de Corporate Governance) was published, which may also be used as an alternative to the Corporate Governance Code.

        In 2007, our shareholders approved a proposal of the Board of Directors adopting a new corporate governance model, under the "Anglo-Saxon" model described above, and introducing the required amendments into our articles of association. Our decision to adopt the new "Anglo-Saxon" model took into account, among other things, the fact that we have securities traded on the New York Stock Exchange, where this structure is mandatory for U.S. domestic companies, as well as the fact that Portugal Telecom already had an audit committee. Following the adoption of the "Anglo-Saxon" model, our corporate bodies consist of the General Meeting of Shareholders, the Board of Directors, which includes an Audit Committee, and a Statutory Auditor.

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

  •
  verify whether the company's governance report disclosed each year includes all legally required data, as well as to express its agreement or disagreement as to the annual management report, management proposals and accounts for the financial year; and

  •
  inform, discuss and analyze with the Board of Directors and the Executive Committee and advise, whenever it deems necessary, on situations resulting from the exercise of its powers.

        As a result, the Audit Committee monitors our compliance with laws, regulations, recommendations and guidelines issued by the SEC, NYSE, CMVM and the Euronext Lisbon and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

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

Compensation Committee

        The Compensation Committee is elected at the General Meeting of Shareholders and is in charge of (1) establishing the compensation for members of our corporate bodies and (2) following up and evaluating the performance of our directors with reference to our business goals (without prejudice to the powers of the Evaluation Committee described below). The current members of the Compensation Committee are: Álvaro Pinto Correia (Chairman), Francisco Esteves de Carvalho and Francisco Barros Lacerda. Mr. Lacerda's term in office has been suspended since August 24, 2012, and António Sarmento Gomes Mota was elected in our Annual General Meeting of Shareholders held on April 19, 2013 to complete Mr. Francisco Barros Lacerda's term of office, which ends in 2014. Under the CMVM's Corporate Governance Code, the members of the Compensation Committee must be independent from the Board of Directors and include at least one member with knowledge and experience in compensation matters.

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

        Portuguese law does not require all members of management or the board of directors of a Portuguese company to be independent. However, under the Corporate Governance Code approved by the CMVM, a listed company is required to disclose in its corporate governance annual report whether its management includes an adequate number of independent members considering the corporate governance model adopted, the size of the company, its shareholding structure and the respective free float. A director qualifies as independent if he/she is neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of his/her analysis or decisions, notably as a result of: (1) having collaborated with the company or with a company in a group or controlling situation with the former during the past three years; (2) having rendered services or established a significant commercial relationship during the past three years with the company or with a company in a group or controlling situation with the former, either directly or as shareholder, director, manager or leading officer; (3) receiving remuneration paid by the company or by a company in a group or controlling situation with the former, apart from the remuneration due for exercising director duties; (4) being the unmarried life partner (viver em união de facto) or having any family connection to any member of the board of directors or any natural person directly or indirectly owning a qualifying holding by way of marriage, kin or affinity in a direct line and up to and including the third degree; (5) owning a qualifying holding or representing a shareholder owning a qualifying holding. Moreover, Portuguese law does provide that the majority of the members of the audit committee must be independent according to the criteria established in the Portuguese Companies Code, that all the members of the audit committee fulfill the legal requirements concerning incompatibilities and that at least one of the independent members satisfies legal requirements concerning expertise in auditing or accounting. The Corporate Governance Codes also provides that the chairman of the audit committee should be independent. These principles are designed to strengthen the supervision of the audit function and to avoid conflicts of interest. Members of the audit committee will be deemed independent if they are neither associated with any specific interest groups in the company nor under any influence that might affect the neutrality of their analysis or decisions. In particular, Portuguese law will not deem independent any holder, or any person acting on behalf or for the account of, a holder of a qualifying holding equal to or higher than 2% of the company's share capital, nor anyone being reelected for more than two terms of office whether subsequent or not.

        The Audit Committee elected at the General Meeting of Shareholders on March 27, 2009, and reelected at the General Meeting of Shareholders held on April 27, 2012, complied with the independence requirements under Portuguese law, and each member of the Audit Committee also meets the independence requirements under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

        On September 25, 2012, the NYSE proposed revised listing standards relating to compensation committees for listed companies in response to Rule 10C-1 under the Exchange Act adopted by the SEC on June 20, 2012. The revised listing standards, which became effective on July 1, 2013, (1) continue to require that the compensation committee be composed solely of independent directors but contain more specific guidance regarding the independence standards for those directors, (2) require listed companies to grant the compensation committee, in its sole discretion, the authority to retain or obtain a compensation adviser, to be directly responsible for the compensation and oversight of any compensation adviser so retained with appropriate funding from the listed company and (3) require the compensation committee to assess the independence of any compensation adviser, other than the listed company's in-house legal counsel. The NYSE's revised listing standards permit foreign private issuers to follow home country practice and disclose the differences between their home country practices and those required of U.S. listed companies. Portugal Telecom has elected to follow Portuguese practices and to disclose the differences between Portuguese practices and the NYSE's listing standards applicable to U.S. listed companies, see "—Compensation Committee" below.

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

  Compensation Committee

        Portugal Telecom has a Compensation Committee composed of three persons elected at the General Meeting of Shareholders. See "Item 6—Directors, Senior Management and Employees—Compensation—Compensation Committee" above. We follow the CMVM's Corporate Governance Code, which recommends that the Compensation Committee be independent of the Board of Directors. This practice differs from the NYSE's listing standards applicable to U.S. listed companies described above.

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

        Under CMVM Regulation No. 4/2013, the executive management and board of directors are required to disclose either that they are in compliance with the corporate governance recommendations the company has decided to subject to (either those set forth by the CMVM or by the Portuguese Corporate Governance Institute) or which recommendations they have not followed and provide reasons therefor. For each recommendation the following information shall be provided: (1) information allowing to ascertain compliance with the recommendation or referral to the point on the report where the matter is developed; (2) justification for the possible non-compliance or partial compliance; (3) in case of non-compliance or partial compliance, identification of the possible alternative mechanism adopted by the company for attaining the recommendation's objective. This disclosure is included in our Corporate Governance Report, which is attached as an appendix to our Portuguese annual report and to the English translation of that report.

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

        Portuguese law also establishes that equity compensation plans shall be approved by shareholders. The Corporate Governance Code issued by the CMVM provides that the proposal submitted to the shareholders' meeting concerning the approval of plans for allotment of shares and/or regarding options for the acquisition of shares for members of the corporate bodies, or any pension plans for these persons, include all details necessary for a correct evaluation of the plans.

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

        As of December 31, 2013, the members of the corporate governance committee were Henrique Granadeiro (Chairman of the Corporate Governance Committee), Francisco Soares, Gerald S. McGowan, João de Mello Franco, Joaquim Goes, Paulo Varela and Rafael Mora Funes. In the event where, by nature, a conflict of interests of the Chairman of the Board of Directors / CEO (Henrique Granadeiro) triggering a vote impediment may exist, the role of Chairman of the corporate governance committee is undertaken by its non-executive member João de Mello Franco, who was appointed by the Board of Directors for such purpose.

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

        As of December 31, 2013, the members of the evaluation committee were João de Mello Franco (Chairman of the Evaluation Committee), Henrique Granadeiro, Francisco Soares, Joaquim Goes, Milton Silva Vargas, Otávio Marques de Azevedo and Rafael Mora Funes.

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

Material Contracts

Proposed Business Combination

        On October 1, 2013, we entered into a Memorandum of Understanding with the Oi Holding Companies, Avistar and Nivalis, with respect to a proposed Business Combination of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into TmarPart. We and Oi announced the Business Combination on October 2, 2013. Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the interests in the companies that hold all of (i) our operating assets except interests held directly or indirectly in Oi and Contax and (ii) our liabilities at the time of contribution and a wholly owned subsidiary of TmarPart, and we are expected to merge with and into TmarPart with TmarPart as the surviving company.

        On February 19, 2014, the parties to the shareholders' agreements described above executed a series of amendments in connection with the Business Combination, as well as agreements to terminate the agreements upon the completion of the Business Combination. See "Item 4—Information on the Company—Our Businesses—Proposed Business Combination with Oi and TmarPart—Agreements Relating to the Business Combination—Amendments to Shareholders' Agreements," which section is incorporated by reference into this section.

New Mobile Licenses

        In March 2012, ANACOM formally allocated to MEO rights to several bandwidths spectrum for 15 years following a multiband auction for the provision of electronic communications services based on LTE (Long Term Evolution) technology, all for an aggregate price of €113.0 million. These rights are reflected in a license that unifies the previous GSM and UMTS licenses issued by ANACOM. The license imposes certain requirements on MEO. A summary of the material provisions of the license is filed as Exhibit 4.4 to this annual report. For more information about our licenses, see "Item 4—Information on the Company—Regulation—Portugal—Our Concession and Existing Licenses and Authorizations—MEO's Mobile Service License" and "Item 4—Information on the Company—Our Businesses—Portuguese Operations—Personal Customers—Mobile Network."

Indebtedness

        On November 7, 2006, we entered into an Amended and Restated Programme Agreement, a Fifth Supplemental Trust Deed, and Amended and Restated Agency Agreement and other documents relating to our Global Medium Term Note Programme, increasing the size of the program to €7.5 billion. As of December 31, 2013, we had outstanding bonds under this program of €4,731 million. In May 2013, we issued €1 billion bonds aggregate principal amount of its 4.625% bonds due 2020 under this program.

        The issuer of most of the outstanding bonds under the program is our subsidiary Portugal Telecom International Finance B.V., and the program benefits from Keep Well Agreements from Portugal Telecom and PT Comunicações, S.A. Copies of documents relating to our program are filed as Exhibits 2.2 through 2.30 to this annual report.

        We have also incurred other indebtedness described in "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Debt Instruments," which subsection is incorporated here by reference.

Sportinveste Joint Venture

        In December 2012, we reached an agreement on a number of transactions that will allow us to have a 25% stake in a joint venture that will combine Sport TV Portugal S.A., or Sport TV, Sportinveste Multimédia SGPS, S.A., or Sportinveste Multimédia and P.P. TV—Publicidade de Portugal e Televisão, S.A., or PPTV. We will contribute our current 50% stake in Sportinveste Multimédia and invest, through a rights issue in Sport TV, a net amount of up to €21 million. Following these transactions, we will own 25% of Sport TV, which will incorporate PPTV and Sportinveste Multimédia. The transactions are subject to approval by the Portuguese Competition Authority and other conditions. See Note 32.1(b) to our audited consolidated financial statements.

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

        In addition, the following discussion does not address the Medicare tax on net investment income, any alternative minimum tax considerations or any aspect of state, local or non-U.S. tax laws (other than certain Portuguese tax laws).

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

        However, dividends paid to corporate investors may benefit from a withholding tax exemption under Portuguese domestic law provided the following requirements are met:

  •
  A minimum holding participation of 5% (held directly or indirectly) of Portugal Telecom's ordinary shares or ADSs exists;

  •
  Such participation is held for a minimum consecutive period of 24 months; and

  •
  The corporate investor is subject to and not exempt from Corporate Income Tax, or CIT, at a rate higher than 60% of the statutory Portuguese CIT rate (which would be 13.8% in 2014, based on a statutory Portuguese CIT rate of 23% applicable only to resident companies as from 2014).

        In order to benefit from this withholding tax exemption, you must provide Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of ordinary shares, prior to the date the dividends are made available, a document duly certified by the U.S. Internal Revenue Service, confirming that you are tax resident in the U.S. and that the corporate investor is subject to and not exempt from CIT, at a rate higher than 60% of the statutory Portuguese CIT rate (which would be 13.8% in 2014, based on a statutory Portuguese CIT rate of 23% applicable only to resident companies as from 2014). The remaining requirements (namely of minimum participation and holding period) should be proved by the beneficiary to the custodian for the depositary.

        If the requirements to benefit from the withholding tax exemption under the Portuguese law are not met but you are a U.S. tax resident entitled to the benefits provided by the Tax Treaty, you may still be eligible for the reduced rates of Portuguese withholding tax on dividends under such treaty, provided you fill out a form required by the Portuguese tax authorities.

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15% (5% if the U.S. corporate beneficial owner owns directly at least 25% of the share capital of the company paying the dividends for an uninterrupted period of 2 years prior to the payment of the dividend). In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the Tax Treaty is required. A specific form (Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders. If you are a holder of ADSs and need to obtain information about where to send your Form 21-RFI, please contact the depositary at the address set forth in "Item 12—Description of Securities Other Than Equity Securities."

        Alternatively, a non-certified Form 21-RFI may be completed and accompanied by a document issued by the U.S. Internal Revenue Service certifying that the investor is resident for tax purposes and subject to tax in the United States. Both the Form 21-RFI and the document issued by the U.S. Internal Revenue Service must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available.

        If these documents are not available as of the relevant date, Portuguese withholding tax will be levied at the rate of 25% (in the case of corporate investors holding less than 25% of the company paying the dividends) or 28% (in the case of individual investors). If you are able to submit the documents to the custodian for the depositary, if you are a holder of ADSs, or to your financial intermediary, if you are a holder of ordinary shares, no later than the 20th day of the month following the payment of the dividend, we believe that the custodian or the financial intermediary, as the case may be, should release the excess Portuguese withholding tax to you (i.e., 10% in the case of corporate investors holding less than 25% of the company paying the dividends) or 13% in the case of individual investors). However, we cannot guarantee that the custodian or the financial intermediary will do so.

        In addition, the excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 22-RFI of the Tax and Customs Authority of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service.

        Alternatively, the reimbursement of the excess withholding tax may be claimed under a non-certified Form 22-RFI accompanied by a document issued by the U.S. Internal Revenue Service certifying that the ADS or ordinary shares holder is resident for tax purposes and subject to tax in the United States, and presented to the Portuguese tax authorities within two years following the last day of the year in which the dividends were made available.

        If necessary, the Form 22-RFI should also be accompanied by other documents which may be required to ascertain the right to the reimbursement.

        If you are a U.S.-based pension fund or regulated investment company holding ADSs or ordinary shares, you should be aware that, under a technical note issued by the Portuguese tax authorities (which resulted from a mutual agreement procedure requested by U.S. competent authority), in order to benefit from the Tax Treaty provisions, you should be able to prove that:

  •
  the pension fund or regulated investment company is liable to tax in the U.S. This is to be undertaken by providing a Portuguese treaty form duly certified (Form 21-RFI or Form 22-RFI) and U.S. Internal Revenue Service (IRS) Form 6166.

  •
  the pension fund or regulated investment company is entitled under the limitations of benefit provisions contained in Article 17 of the Tax Treaty. This is to be undertaken through a self-declaration, which may be substituted by declaration issued by the U.S. tax authorities.

        If you are a U.S.-based pension fund or regulated investment company holding ADSs or ordinary shares, you should be aware that, under the same technical note issued by the Portuguese tax authorities, the self-declaration for limitation on benefits purposes does not eliminate the possibility of the Portuguese tax authorities to make use when necessary of the exchange of information mechanisms provided under the Tax Treaty.

        You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. You should therefore contact your tax advisor promptly after learning of any proposed or paid dividend. In addition, although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the excess Portuguese withholding tax even if you fill out Form 21-RFI or Form 22-RFI and are eligible to receive reimbursement as described above. You should contact your tax advisor if you wish to fill out Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

  U.S. Federal Income Taxation

        Other than certain pro rata distributions discussed below, distributions paid by Portugal Telecom (including the amount of any Portuguese taxes withheld therefrom) will be includible in the gross income of a U.S. Holder as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim dividends received deduction with respect to dividends distributed by us.

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

U.S. Information Reporting and Back-up Withholding

        In general, U.S. information reporting will apply with respect to dividends paid on or proceeds of the sale or other disposition of an ordinary share or ADS that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside the U.S.), unless the U.S. Holder establishes a basis for exemption. A back-up withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Any amounts withheld under the back-up withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

Interest Rate Risk

        Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on our financial expenses related to our floating rate debt and on the fair value of our fixed rate debt. Our policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. As of December 31, 2013, we had no interest rate swaps outstanding.

        As of December 31, 2013, approximately 81% of our total indebtedness carried fixed interest rates, compared to 82% at the end of 2012.

        We are exposed to interest rate risk primarily in the Euro zone. Our consolidated debt is subject to floating interest rates primarily based on Euribor. In addition, the interest rates on some of the EIB loans are determined by reference to the EIB's internal interest rates, typically set at quarterly intervals. The EIB's internal interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB's interest rates are generally competitive. The EIB's internal floating rates remained close to Euribor flat rates during 2013.

        As of December 31, 2013, 19% of our consolidated gross debt, amounting to approximately €1,381 million, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments amounting to €2,573 million as of December 31, 2013 also bears interest at floating rates, thus mitigating the interest rate risk on gross debt. Accordingly, our net exposure to floating interest rates amounted to a net debt position of approximately €(1,219) million as of December 31, 2013. If all market interest rates had been higher (lower) by 1% during the year ended December 31, 2013, net interest expenses would have been lower (higher) by an amount of approximately €11 million. Interest rate risks also result from exposure to changes in the fair value of our long-term fixed-rate debt due to changes in market interest rates.

Exchange Rate Risk

        Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, namely Brazil, and non-Euro denominated long-term debt. We are exposed to exchange rate risk between Brazilian Reais and Euros with respect to our Brazilian assets that are not hedged by Real-denominated debt.

        The risks related to our investments in foreign currencies relate primarily to our investments in Oi and Contax. As of December 31, 2013, the net exposure (assets minus liabilities, net of non-controlling interests) in Brazil amounted to R$9,013 million (approximately €2,767 million at the Euro/Real exchange rate on December 31, 2013). We do not have financial instruments in place to hedge the exchange risk on our investments in foreign companies.

        As of December 31, 2013, 99.9% of our consolidated gross debt was denominated in Euro.

        The effects of hypothetical changes of relevant risk variables on our income statement and shareholders' equity are as follows:

  •
  the impact of the appreciation (devaluation) of the Real against the Euro by R$0.10, from R$3.26 to R$3.16 (R$3.36), would imply an increase (decrease) in Portugal Telecom's net assets as of December 31, 2013 of approximately €88 million (€82 million), relating to currency translation adjustments on Brazilian investments;

  •
  The impact of the appreciation (devaluation) of the U.S. dollar against the Euro by 0.1, from US$1.38 to US$1.28 (US$1.48), would be an increase (decrease) in Portugal Telecom's net assets as of December 31, 2013 of approximately €54 million (€47 million), relating to currency translation adjustments on investments in foreign companies denominated in U.S. dollars, primarily Unitel;

  •
  most non-derivative financial assets and liabilities are denominated in the applicable functional currency either directly or indirectly through the use of derivatives. Changes in exchange rates would have no material effect on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

        Our total net exposure to the U.S. dollar, including our indebtedness, cash and derivatives, amounted to a net asset position of US$460 million as of December 31, 2013, compared to a net liability position of US$8 million as of December 31, 2012.

Equity Price Risk

        Pursuant to the 3% share buyback announced in 2005, we had entered into equity swaps for 20,640,000 of our own shares, which were recognized as an effective acquisition of treasury shares and had a carrying value of €178.1 million as of December 31, 2013, corresponding to an average price per share of €8.6275. These equity swaps had maturities of twelve months as of December 31, 2013.

Tabular Information on Market Risk Sensitive Instruments

        The following tables provide information about our debt and derivative instruments as of December 31, 2013 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The amounts presented in the tables below are stated in Euros because the Euro is our reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2013.

        The final table presents information about our equity swaps.

        For more information about our market risk exposures, see Note 45 to our audited consolidated financial statements, which is incorporated herein by reference.

Debt Sensitivity to Interest Rates
(€ million)
Expected Maturity Date

	Notes		2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)			25	25	25	25	113	278	491	470
Average Interest Rate			2.72%	2.76%	2.81%	2.86%	2.93%	2.93%	2.82%
EIB Loans (€) with related interest rate swaps
Average Interest Rate
Total EIB Fixed Rate Loans			25	25	25	25	113	278	491	470

Non-EIB Fixed Rate Loans
Bonds (€)	(2)		—	—	998	749	744	2,240	4,731	4,964
Average Interest Rate			5.14%	5.14%	5.14%	4.94%	5.01%	4.72%	5.05%
Exchangeable Bonds (€)	(2	)(3)	743	—	—	—	—	—	743	764
Average Interest Rate			4.13%	—	—	—	—	—	4.13%
Loans (€)			15	5	4	—	—	—	24	24
Average Interest Rate			7.24%	8.08%	8.20%	—	—	—	7.55%
Total Non-EIB Fixed Rate Loans			758	5	1,002	749	744	2,240	5,498	5,752

Total Fixed Rate Debt			783	30	1,027	775	857	2,518	5,990	6,222

Floating Rate Debt
EIB Floating Rate Loans
EIB Loans (€)			36	—	—	—	—	—	36	36
Average Interest Rate—ref.			0.84%	—	—	—	—	—	0.84%
EIB Interest Rate
Total EIB Floating Rate Loans			36	—	—	—	—	—	36	36

Non-EIB Floating Rate Loans
Floating Rate Notes (€)	(2)
Average Spread—ref. Euribor
Loans (€)			25	8	4	3	2	6	48	48
Average Interest Rate			3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%
Loans (€)			572	18	508	77	7	33	1,216	1,243
Average Spread—ref. Euribor			2.62%	3.86%	3.93%	2.45%	1.65%	1.65%	3.19%
Liability related to equity swaps on treasury shares (€)			73	—	—	—	—	—	73	82
Average Spread—ref. Euribor			1.75%	—	—	—	—	—	1.75%
Loans (US$)			3	3	2	—	—	—	8	8
Average Spread—ref. USD Libor			7.0%	7.0%	7.0%	—	—	—	7.0%
Loans (Other currencies)			0	—	—	—	—	—	0	0
Total Floating Rate Debt			709	30	514	81	10	39	1,381	1,417

Total Debt			1,492	60	1,541	855	866	2,557	7,371	7,639

(1)
Includes fair value of debt and related swaps.

(2)
Includes expenses incurred at the date bonds were issued, which are related to: (i) rounding in defining the coupon rate; and (ii) commissions. These expenses are recognized in earnings throughout the life of the bonds.

(3)
In accordance with IFRS, exchangeable bonds represent a compound instrument, and, accordingly, the market value of the equity component as of the date the bonds were issued amounted to €57,145,442 and was recorded in shareholders' equity, while the financial liability component is recorded through the amortized cost.

Debt Sensitivity to Exchange Rates
(€ million)
Expected Maturity Date

Debt exposure to Non-European Monetary Union currencies	Notes	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
Exposure to the Euro/US Dollar exchange rate
Loans (US$)	—	3	3	2	—	—	—	8	8
Average Spread—ref. USD Libor	—	7.0%	7.0%	7.0%	—	—	—	7.0%
Exposure to other currencies exchange rates
Other financings	—	0	—	—	—	—	—	0	0

(1)
Includes fair value of debt and related swaps.

Derivatives Sensitivity to Equity Price Risk
(€ million)
Expected Maturity Date(1)

	Notes	2014	2015	2016	2017	2018	Thereafter	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on Own Shares	(2)	73	—	—	—	—	—	(8)
Average Initial Price		8.63	—	—	—	—	—

(1)
Not including equity derivatives, as these instruments outstanding are accounted for as debt on our statement of financial position.

(2)
This instrument was contracted in previous years and is accounted for as debt on our statement of financial position.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        On January 25, 2013, we transferred our ADS program to Deutsche Bank Trust Company Americas and amended and restated our Deposit Agreement accordingly. Until January 25, 2013, the depositary under our Deposit Agreement was The Bank of New York Mellon, or the Former Depositary.

        The ADS depositary may be contacted at the address, telephone number and fax number below:

Deutsche Bank Trust Company Americas
ADR Division
Floor 27
60 Wall Street
New York, NY 10005-2836
Telephone: 1 (212) 250-9100
Fax: 1 (732) 544-6346

        Registered holders of ADSs may also contact the ADS depositary's transfer agent at the address and telephone numbers below:

American Stock Transfer & Trust Co.
Peck Slip Station
P.O. Box 2050
New York, NY 10272-2050
Telephone: 1 (866) 706-8374 (toll free from the United States)
Telephone: 1 (718) 921-8137 (from outside the United States)

        The following table sets for the fees and charges that a holder of Portugal Telecom ADSs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of January 25, 2013 (the "Deposit Agreement"), with Deutsche Bank, as depositary, in connection with our ADS program:

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
8.
Payment of any other charges payable by the depositary, any of the depositary's agents, including the depositary's custodian, or the agents of the depositary's agents in connection with the servicing of shares underlying the ADSs or other deposited securities

        The dividend fee and depositary services fee described in rows 6 and 7 are a common practice among ADS programs. The fee and reimbursement provisions described in rows 7 and 8 of the table above may, at the depositary's discretion, be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. In addition, the fee on dividends described in row 6 above, to the extent it is charged, is generally deducted from the dividends. In the year ended December 31, 2013, the fee on dividends and the annual fee for depositary services were deducted by the Former Depositary from the dividends paid to ADS holders on May 24, 2013.

        We entered into a letter agreement with Deutsche Bank Trust Company Americas when we transferred our ADS program to it that gave us the right to receive a closing reimbursement amount of US$1,150,000, less applicable withholding tax, upon the closing of the transfer of the program and an annual reimbursement amount on each anniversary of the closing ranging from US$250,000 to US$1,100,000, depending on the amount of dividend fees and depositary services fees charged by Deutsche Bank Trust Company Americas under the Deposit Agreement. In May 2013, we received US$1,031,860.67 from our new depositary.

        In addition, in January 2013, at the time of the transfer of our ADS program to the new depositary, the Former Depositary wrote off an amount equal to US$50,704.31 relating to costs of the participation of ADS holders at a shareholders' meeting during 2012, including printing and mailing costs, that the Former Depositary paid on our behalf.

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

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our "disclosure controls and procedures" for the year ended December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2013. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework (1992)" issued by the Committee of Sponsoring Organizations of the

Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2013, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by Deloitte & Associados, SROC, S.A., an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

Changes in Internal Control Over Financial Reporting

        There were no material changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        Mário João de Matos Gomes, first elected a member of the Audit Committee on March 27, 2009, has been determined by our Board of Directors to be an "Audit Committee Financial Expert," as that term is defined in Item 16A of Form 20-F, and to be independent under the standards of the New York Stock Exchange. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for information regarding the experience of Mr. Gomes. Mr. Gomes is also an expert in accordance with Portuguese requirements.

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

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        During 2012 and 2013, the remuneration of our independent auditors was as follows.

	2012		2013
	€	%	€	%
Auditing Services	1,386,274	77%	1,401,320	77
Other reliability guarantee services(1)	254,934	14%	240,662	13
Tax consultancy services(2)	89,868	5%	65,459	4
Services other than auditing services(3)	70,846	4%	114,139	6

Total	1,801,922	100%	1,821,580	100%

(1)
In 2013, the Audit-Related Fees category mainly includes services related to (i) comfort letters issued under our debt programs and (ii) the review of certain requests made by us to the SEC. In 2012, this caption mainly includes services related to (i) due diligence conducted in connection with the acquisitions of Oi and Contax and (ii) comfort letters issued under our debt programs.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services for each fiscal year.

(3)
The caption "Other Fees" primarily includes fees related to testing of IT security policies of some of our subsidiaries in 2013 and 2012 and also training regarding accounting rules in 2012.

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

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        As of December 31, 2013, we held, directly and indirectly, 41,409,495 of our own shares, including (1) 20,640,000 outstanding equity swaps for our own shares in connection with our share buyback program announced in April 2005 and (2) approximately 20,769,495 shares deemed to be held indirectly through our 23.2% interest in the 89,651,205 shares of Portugal Telecom held by Telemar, as reported in "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

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
2.9	Pricing Supplement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, under the Global Medium Term Note Programme, dated March 23, 2005.
2.10	Pricing Supplement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.5% Notes due 2025, under the Global Medium Term Note Programme, dated June 15, 2005.
2.11
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
2.12
Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between Portugal Telecom, SGPS S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.17 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).

Exhibit Number	Description
2.13	Keep Well Agreement relating to the €750,000,000 4.125% Exchangeable Bonds due 2014, dated August 28, 2007, between PT Comunicações S.A. and Portugal Telecom International Finance B.V., incorporated by reference to Exhibit 2.18 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on March 28, 2008 (File No. 000-13758).
2.14	Final Terms relating to the issuance by Portugal Telecom International Finance B.V. of €750,000,000 5.00% Notes due 2019, under the Global Medium Term Note Programme, dated October 29, 2009.
2.15	Final Terms relating to the issuance by Portugal Telecom International Finance B.V. of €600,000,000 5.625% Notes due 2016 under the Euro Medium Term Note Programme, dated February 4, 2011.
2.16
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
2.17
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
2.18
Seventh Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 1, 2012, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.19
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 11, 2012, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BB Securities Limited, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, HSBC Bank plc, Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Plc and UBS Limited, incorporated by reference to Exhibit 2.21 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).

Exhibit Number	Description
2.20	Amended and Restated Agency Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 1, 2012, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (London), Citibank N.A. (New York), Citibank N.A. (London), Citibank N.A. (Lisbon) and Citicorp Trustee Company Limited (London), incorporated by reference to Exhibit 2.22 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.21
Final Terms in respect of €400,000,000 Notes issued by Portugal Telecom, SGPS, S.A., under the Euro Medium Term Note Programme, dated July 13, 2012, incorporated by reference to Exhibit 2.23 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.22
Final Terms in respect of €750,000,000 Notes issued bv Portugal Telecom International Finance B.V., under the Euro Medium Term Note Programme, dated October 15, 2012, incorporated by reference to Exhibit 2.24 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.23	Final Terms relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2020 under the Euro Medium Term Note Programme, dated May 8, 2013.
2.24
Eighth Supplemental Trust Deed, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., PT Portugal SGPS, S.A., Oi S.A., and Citicorp Trustee Company Limited further modifying and restating the provisions of the Trust Deed dated December 17, 1998, relating to a €7,500,000,000 Euro Medium Term Note Programme.
2.25
Supplemental Agency Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, among Portugal Telecom International Finance B.V., PT Portugal SGPS, S.A., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Oi S.A., Citibank International plc, Surcusal em Portugal, Citibank, N.A., Citicorp Trustee Company Limited.
2.26	PT Portugal SGPS, S.A. Interbolsa Instrument relating to a €7,500,000,000 Euro Medium Term Note Programme.
2.27
Second Supplemental Trust Deed, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Oi S.A., and Citicorp Trustee Company Limited, relating to a Trust Deed dated August 28, 2007 in respect of €750 million 4.125% Exchangeable Bonds due 2014.
2.28
Supplemental Agency Agreement, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Oi S.A., Citibank, N.A., Citigroup Global Markets Deutschland AG, Banque Internationale à Luxembourg, Société Anonyme, Citicorp Trustee Company Limited, relating to Portugal Telecom International Finance B.V. €750 million 4.125% Exchangeable Bonds due 2014.
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
4.3
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to MEO—Serviços de Comunicações e Multimédia, S.A. by the Portuguese Government, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.4
English Language Summary of the Material Provisions of the Long Term Evolution (LTE) Technology License, dated March 9, 2012, issued to MEO—Serviços de Comunicações e Multimédia, S.A. by the Portuguese Government, incorporated by reference to Exhibit 4.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
4.5
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
4.12
Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English Translation), incorporated by reference to Exhibit 9 to Amendment No.1 to Schedule 13D filed with the Commission on October 8, 2013.
4.13
Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 10 of Amendment No.1 to Schedule 13D filed with the Commission on October 8, 2013.
4.14
Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation), incorporated by reference to Exhibit 11 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.15
Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation), incorporated by reference to Exhibit 12 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.16
Second Amendment to the Shareholders' Agreement of Telemar Participações S.A. (2° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation), incorporated by reference to Exhibit 13 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.17	Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation), incorporated by reference to Exhibit 14 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.18
Second Amendment to the Shareholders' Agreement of Telemar Participações S.A. (2° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 15 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.19
Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 16 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.20
First Amendment to the Shareholders' Agreement of Pasa Participações S.A. (1° Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 17 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.21
Terms of Termination of the Shareholders' Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 18 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.22
First Amendment to the Shareholders' Agreement of EDSP75 Participações S.A. (1° Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 19 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.23	Terms of Termination of the Shareholders' Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 20 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.24
Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as "CorpCo") (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada "CorpCo")), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation), incorporated by reference to Exhibit 21 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.25
Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 22 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.26
Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 23 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.27
Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 24 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.28
Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 25 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.29	Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 26 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.30
Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 27 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.31
Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntuntes da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation), incorporated by reference to Exhibit 28 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.32
Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntuntes da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation), incorporated by reference to Exhibit 29 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.33
Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Provada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation), incorporated by reference to Exhibit 30 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
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

Date: April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated statements of financial position of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

        As discussed in Note 4, the Company retrospectively adopted International Financial Reporting Standard 11—Joint Arrangements ("IFRS 11") related to the method of accounting for jointly controlled entities and also the amendments to the International Accounting Standard 19—Employee Benefits ("IAS 19") related to the method of accounting for actuarial gains and losses, which included the disclosure of the January 1, 2012 consolidated statement of financial position.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Lisbon, March 12, 2014 (April 29, 2014 as to the update of the disclosures made in Note 33)

/s/ João Luís Falua Costa da Silva Deloitte & Associados, SROC S.A. Represented by João Luís Falua Costa da Silva

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the internal control over financial reporting of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 12, 2014 (April 29, 2014 as to the update of the disclosures made in Note 33) expressed an unqualified opinion on those financial statements and included an explanatory paragraph stating that the Company retrospectively adopted International Financial Reporting Standard 11—Joint Arrangements ("IFRS 11") related to the method of accounting for jointly controlled entities and also the amendments to the International Accounting Standard 19—Employee Benefits ("IAS 19") related to the method of accounting for actuarial gains and losses, which included the disclosure of the January 1, 2012 consolidated statement of financial position.

Lisbon, March 12, 2014

/s/ João Luís Falua Costa da Silva Deloitte & Associados, SROC S.A. Represented by João Luís Falua Costa da Silva

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

YEARS ENDED 31 DECEMBER 2013, 2012 and 2011

Euro

	Notes	2013	2012 Restated (Note 4)	2011 Restated (Note 4)
REVENUES
Services rendered	6	2,736,475,000	2,897,903,518	3,204,380,018
Sales	6	131,116,168	140,535,973	129,428,420
Other revenues	6	43,591,728	40,520,473	45,892,009

	6	2,911,182,896	3,078,959,964	3,379,700,447

COSTS, LOSSES AND (INCOME)
Wages and salaries	8	399,282,587	413,625,772	515,050,827
Direct costs	9	458,795,641	457,394,347	490,993,506
Costs of products sold	10	134,801,746	138,098,682	138,071,018
Marketing and publicity		68,487,812	72,162,740	82,661,136
Supplies, external services and other expenses	11	619,296,236	640,593,782	683,955,750
Indirect taxes	13	42,304,690	43,762,487	41,225,531
Provisions and adjustments	42	25,828,265	23,267,253	21,238,959
Depreciation and amortisation	36 and 37	726,275,626	765,258,046	780,642,534
Post retirement benefits costs	14	40,462,686	57,540,318	60,972,221
Curtailment costs	14	127,052,643	2,366,806	36,448,457
Gains on disposal of fixed assets, net	37	(3,356,327)	(3,467,847)	(525,021)
Other costs (gains), net	15	(73,441,554)	(23,419,701)	21,786,459

		2,565,790,051	2,587,182,685	2,872,521,377

Income before financial results and taxes		345,392,845	491,777,279	507,179,070

FINANCIAL LOSSES AND (GAINS)
Net interest expenses	16	257,423,261	213,014,581	121,489,583
Net foreign currency exchange losses	17	21,919,104	1,841,496	2,298,585
Net losses (gains) on financial assets and other investments	18	2,014,467	3,921,932	(562,253)
Equity in losses of joint ventures	30	2,185,679	3,011,998	33,702,473
Equity in earnings of associated companies, net	33	(442,783,587)	(210,273,584)	(211,277,518)
Net other financial expenses	19	54,635,427	44,565,085	54,906,693

		(104,605,649)	56,081,508	557,563

Income before taxes		449,998,494	435,695,771	506,621,507
Income taxes	20	62,021,888	125,608,091	99,055,468

NET INCOME		387,976,606	310,087,680	407,566,039

Attributable to non-controlling interests	21	56,995,651	84,283,899	73,671,628
Attributable to equity holders of the parent	23	330,980,955	225,803,781	333,894,411
Earnings per share
Basic	23	0.39	0.26	0.39
Diluted	23	0.39	0.26	0.39

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

Euro

	Notes	2013	2012 Restated (Note 4)	2011 Restated (Note 4)
Income recognised in the income statement		387,976,606	310,087,680	407,566,039

Income (expenses) recognised directly in shareholders' equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign investments(i)		(630,656,625)	(385,130,195)	(256,718,799)
Transfers to income statement(ii)		3,129,234	—	(37,794,036)
Hedge accounting of financial instruments
Change in fair value	45	2,539,935	102,225	(2,007,627)
Transfers to income statement	45	—	4,038,000	(1,965,093)
Tax effect	20	507,925	(1,035,056)	993,180
Share in other comprehensive income of joint ventures(iii)		(9,908,933)	13,661,159	2,567,892
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial losses	14	(139,474,542)	(45,933,886)	(66,358,874)
Tax effect(iv)	20	21,431,258	11,492,585	16,603,253
Share in other comprehensive income of joint ventures(iii)		4,884,395	(6,317,483)	(5,768,352)
Other expenses recognised directly in shareholders' equity, net		(26,348,144)	(32,571,125)	(16,761,363)

Total income (expenses) recognised directly in shareholders' equity		(773,895,497)	(441,693,776)	(367,209,819)

Reserves recognised directly in shareholders' equity
Revaluation reserve
Revaluation of real estate and ducts infrastructure	37	—	—	(126,167,561)
Tax effect		—	—	31,541,890
Change in the deferred tax liability related to the revaluation of assets(v)	20	12,879,404	—	—

		12,879,404	—	(94,625,671)

Total earnings (losses) and reserves recognised directly in shareholders' equity		(761,016,093)	(441,693,776)	(461,835,490)

Total comprehensive income (loss)		(373,039,487)	(131,606,096)	(54,269,451)

Attributable to non-controlling interests		25,599,439	70,614,464	60,166,808
Attributable to equity holders of the parent		(398,638,926)	(202,220,560)	(114,436,259)

(i)
Losses recorded in the years ended 31 December 2013, 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom's investments in Oi and Contax.

(ii)
In 2013, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in CTM that was reclassified to income statement (Note 32.a) upon the completion of the disposal of this investment in June 2013. In 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss (Note 32.c) upon the completion of the disposal of this investment in January 2011.

(iii)
Share in other comprehensive income of joint ventures include primarily foreign currency translation adjustments related to Contax's foreign operations, hedge effects from Oi's financial instruments and net actuarial gains (losses) from Oi's defined benefits pension plans.

(iv)
This caption corresponds to the tax effect on net actuarial gains (losses) recorded in each year and in 2013 also includes the impact of the remeasurement of related deferred tax assets resulting from the change in the applicable tax rate, which amounted to Euro 21 million.

(v)
In 2013, this caption corresponds to the impact resulting from a reduction on the applicable tax rate on the deferred tax liabilities related to revaluation reserves.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2013 AND 2012 AND 1 JANUARY 2012

Euro

	Notes	2013	31 Dec 2012 restated (Note 4)	1 Jan 2012 restated (Note 4)
ASSETS
Current Assets
Cash and cash equivalents		1,658,950,514	1,988,797,138	3,642,079,676
Short-term investments	24	914,128,757	625,997,788	462,806,301
Accounts receivable—trade	25	762,936,473	796,790,630	888,800,306
Accounts receivable—other	26	406,451,496	397,056,981	226,727,272
Inventories	27	85,872,948	104,925,533	115,347,376
Taxes receivable	28	70,932,459	71,629,843	87,205,987
Prepaid expenses	29	65,244,104	62,414,088	39,467,694
Other current assets	31	3,985,415	2,926,270	40,707,903
Non-current assets held for sale	32	4,653,741	51,940,968	—

Total current assets		3,973,155,907	4,102,479,239	5,503,142,515

Non-Current Assets
Accounts receivable—trade		204,316	380,879	1,225,001
Accounts receivable—other	26	1,080,306	2,432,547	4,290,984
Taxes receivable	28	24,739	59,313	326,239
Investments in joint ventures	30	2,408,246,860	2,980,060,567	3,509,603,960
Investments in associated companies	33	511,316,161	406,817,985	532,530,147
Other investments	34	22,243,652	12,720,059	15,324,110
Goodwill	35	380,616,265	425,675,169	352,990,011
Intangible assets	36	717,703,676	757,526,560	800,718,667
Tangible assets	37	3,438,479,384	3,578,871,446	3,656,108,668
Post retirement benefits	14	1,834,000	1,632,840	1,688,553
Deferred taxes	20	564,894,918	560,400,812	590,489,107
Other non-current assets	31	594,998	—	95,849,636

Total non-current assets		8,047,239,275	8,726,578,177	9,561,145,083

Total assets		12,020,395,182	12,829,057,416	15,064,287,598

LIABILITIES
Current Liabilities
Short-term debt	38	1,491,976,460	1,395,699,063	2,690,899,319
Accounts payable	39	568,270,540	659,908,233	882,095,341
Accrued expenses	40	534,656,119	489,532,644	561,381,969
Deferred income	41	246,784,244	266,570,421	236,031,949
Taxes payable	28	80,107,942	81,917,507	74,240,148
Provisions	42	88,789,844	97,209,264	91,664,743
Other current liabilities	43	13,980,981	3,926,327	228,480,987

Total current liabilities		3,024,566,130	2,994,763,459	4,764,794,456

Non-Current Liabilities
Medium and long-term debt	38	5,879,161,433	5,979,435,957	5,707,953,809
Accounts payable	39	19,470,144	22,085,671	28,052,659
Taxes payable		—	—	3,598,785
Provisions	42	2,271,075	2,996,530	9,853,141
Post retirement benefits	14	960,880,069	835,367,127	913,620,691
Deferred taxes	20	243,824,693	270,391,146	276,706,861
Other non-current liabilities	43	23,406,523	186,760,584	296,834,408

Total non-current liabilities		7,129,013,937	7,297,037,015	7,236,620,354

Total liabilities		10,153,580,067	10,291,800,474	12,001,414,810

SHAREHOLDERS' EQUITY
Share capital	44	26,895,375	26,895,375	26,895,375
Treasury shares	44	(337,520,916)	(337,520,916)	(326,382,864)
Legal reserve	44	6,773,139	6,773,139	6,773,139
Reserve for treasury shares	44	6,970,320	6,970,320	6,970,320
Revaluation reserve	44	516,587,428	524,724,045	556,543,594
Other reserves and accumulated earnings	44	1,421,614,031	2,076,740,633	2,569,843,252

Equity excluding non-controlling interests		1,641,319,377	2,304,582,596	2,840,642,816
Non-controlling interests	21	225,495,738	232,674,346	222,229,972

Total equity		1,866,815,115	2,537,256,942	3,062,872,788

Total liabilities and shareholders' equity		12,020,395,182	12,829,057,416	15,064,287,598

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Revaluation reserve	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as at 31 December 2010 (restated)	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,850,326,890	4,406,177,299	216,696,573	4,622,873,872
Dividends	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(45,884,210)	(1,163,871,531)
Anticipated dividends (Notes 22 and 44.5)	—	—	—	—	—	(184,799,868)	(184,799,868)	—	(184,799,868)
Changes in the consolidation perimeter	—	—	—	—	—	—	—	(8,749,199)	(8,749,199)
Portugal Telecom's shares acquired by Oi (Note 44.2)	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Revaluation of certain tangible assets	—	—	—	—	(94,625,671)	—	(94,625,671)	—	(94,625,671)
Realization of revaluation reserve	—	—	—	—	(42,114,137)	42,114,137	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(353,704,997)	(353,704,997)	(13,504,821)	(367,209,818)
Income recognized in the income statement	—	—	—	—	—	333,894,411	333,894,411	73,671,628	407,566,039

Balance as at 1 January 2012 (restated)	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,569,843,252	2,840,642,816	222,229,972	3,062,872,788
Dividends (Notes 22 and 44.5)	—	—	—	—	—	(371,937,439)	(371,937,439)	(47,345,090)	(419,282,529)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate restructuring at Oi (Notes 1 and 44)	—	12,060,381	—	—	—	49,235,831	61,296,212	—	61,296,212
Portugal Telecom's shares held by Oi (Note 44.2)	—	(23,198,433)	—	—	—	—	(23,198,433)	—	(23,198,433)
Realization of revaluation reserve (Note 44.5)	—	—	—	—	(31,819,549)	31,819,549	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(428,024,341)	(428,024,341)	(13,669,435)	(441,693,776)
Income recognized in the income statement	—	—	—	—	—	225,803,781	225,803,781	84,283,899	310,087,680

Balance as at 31 December 2012 (restated)	26,895,375	(337,520,916)	6,773,139	6,970,320	524,724,045	2,076,740,633	2,304,582,596	232,674,346	2,537,256,942
Dividends (Notes 22 and 44.5)	—	—	—	—	—	(277,884,293)	(277,884,293)	(31,985,263)	(309,869,556)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(792,784)	(792,784)
Corporate restructuring at Contax (Note 1)	—	—	—	—	—	13,260,000	13,260,000	—	13,260,000
Realization of revaluation reserve (Note 44.5)	—	—	—	—	(21,016,021)	21,016,021	—	—	—
Remeasurement of the deferred tax liability related to the revaluation reserve of assets (Note 20)	—	—	—	—	12,879,404	—	12,879,404	—	12,879,404
Income (expenses) recognized directly in equity	—	—	—	—	—	(742,499,285)	(742,499,285)	(31,396,212)	(773,895,497)
Income recognized in the income statement	—	—	—	—	—	330,980,955	330,980,955	56,995,651	387,976,606

Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	516,587,428	1,421,614,031	1,641,319,377	225,495,738	1,866,815,115

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2013, 2012 AND 2011

Euro

	Notes	2013	2012 Restated (Note 4)	2011 Restated (Note 4)
OPERATING ACTIVITIES
Collections from clients		3,317,859,907	3,781,524,619	4,021,977,060
Payments to suppliers		(1,547,741,993)	(1,792,929,476)	(1,769,152,389)
Payments to employees		(448,235,543)	(444,284,849)	(548,589,283)
Payments relating to income taxes		(61,007,316)	(54,997,207)	(102,489,647)
Payments relating to post retirement benefits, net	14	(181,646,357)	(187,184,528)	(197,077,732)
Payments relating to indirect taxes and other	47.a	(225,555,115)	(240,298,575)	(215,179,226)

Cash flows from operating activities(1)		853,673,583	1,061,829,984	1,189,488,783

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	47.b	39,451,083	385,487,978	84,144,273
Financial investments	47.c	336,548,455	2,555,061	170,819,847
Tangible and intangible assets		8,136,535	7,102,778	10,761,447
Interest and related income	47.d	143,376,851	150,709,606	268,820,323
Dividends	47.e	115,956,229	265,217,545	174,666,255
Other investing activities	47.f	156,025	5,185,392	71,443,711

		643,625,178	816,258,360	780,655,856

Payments resulting from:
Short-term financial applications	47.b	(356,112,504)	(546,672,629)	(205,178,130)
Financial investments	47.g	(10,660,527)	(1,640,383)	(3,727,682,805)
Tangible and intangible assets		(624,451,539)	(841,286,639)	(746,182,417)
Other investing activities	47.g	(16,520,760)	(1,658,574)	(30,993,016)

		(1,007,745,330)	(1,391,258,225)	(4,710,036,368)

Cash flows from investing activities related to continuing operations		(364,120,152)	(574,999,865)	(3,929,380,512)
Cash flows from investing activities related to discontinued operations	47.h	—	—	2,000,000,000

Cash flows from investing activities(2)		(364,120,152)	(574,999,865)	(1,929,380,512)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	47.i	1,458,330,206	4,706,666,429	6,212,321,136
Subsidies		1,671,740	4,478,027	1,062,132
Other financing activities		27,922	—	112,316

		1,460,029,868	4,711,144,456	6,213,495,584

Payments resulting from:
Loans repaid	47.i	(1,498,930,243)	(5,755,368,526)	(5,026,889,379)
Interest and related expenses	47.d	(409,619,877)	(451,477,856)	(370,683,410)
Dividends	47.j	(316,148,213)	(604,124,170)	(1,184,706,048)
Other financing activities		—	(13,070,493)	(10,577,961)

		(2,224,698,333)	(6,824,041,045)	(6,592,856,798)

Cash flows from financing activities(3)		(764,668,465)	(2,112,896,589)	(379,361,214)

Cash and cash equivalents at the beginning of the period		1,988,797,138	3,642,079,676	4,764,732,734
Change in cash and cash equivalents(4)=(1)+(2)+(3)		(275,115,034)	(1,626,066,470)	(1,119,252,943)
Effect of exchange differences		(54,731,590)	(27,216,068)	(3,400,115)

Cash and cash equivalents at the end of the period	47.k	1,658,950,514	1,988,797,138	3,642,079,676

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

As at 31 December 2013

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

        The shares and ADR's of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange, respectively.

b)    Corporate purpose

Portugal

        In Portugal, fixed line services are rendered by PT Comunicações, S.A. ("PT Comunicações") under the provisions of the Concession Contract entered into with the Portuguese State on 20 March 1995, in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network"). PT Comunicações also renders Pay-TV services, through IPTV, FTTH and DTH platforms, Internet Service Provider ("ISP") services to residential and small and medium size companies, as well as data transmission services and is also an ISP for large clients.

        Mobile services in Portugal are rendered by Meo—Serviços de Comunicações e Multimédia, S.A. ("Meo, S.A.", formerly TMN—Telecomunicações Móveis Nacionais, S.A.), under a GSM license granted by the Portuguese State in 1992 for an initial period of 15 years, which was renewed in 2007 until 16 March 2022, and a UMTS license obtained on 19 December 2000 for an initial period of 15 years, renewable for an additional period of another 15 years. In December 2011, Meo, S.A. acquired a fourth generation mobile license ("4G license"), under which it provides services as from 2012 through the Long Term Evolution ("LTE") technology, which represents an evolution from the GSM technology that allows for higher levels of bandwidth and speed. This license has an initial period of 15 years, renewable for an additional period of another 15 years.

        In January 2013, Portugal Telecom launched the first quadruple play offer, through the brand name M4O, representing a fixed-mobile convergent service, including television, internet, and fixed and mobile telephone services.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

Brazil

        In Brazil, since March 2011, Portugal Telecom renders telecommunication services through Oi, S.A. and subsidiaries ("the Oi Group") and renders corporate and call center services through Contax, S.A. ("Contax") and its subsidiaries.

        Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of the number of active clients. These services are provided through the following subsidiaries:

  •
  Oi, S.A. (formerly Brasil Telecom) renders fixed telecommunication services in Region II of Brazil;

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

        In March 2011, Portugal Telecom acquired a direct and indirect 25.3% interest in Telemar Norte Leste ("Telemar") for a total cash consideration of R$ 8,256 million, equivalent to Euro 3,647 million, through: (1) the subscription of share capital increases undertaken, on 28 March 2011, by Telemar Participações, S.A. ("Telemar Participações"), the current controlling shareholder of the Oi Group, Tele Norte Leste Participações, S.A. ("TNL"), the controlling shareholders of the Oi group at that time, and Telemar; and (2) the acquisition of 35% direct interest in AG Telecom Participações, S.A. ("AG") and in LF Tel, S.A. ("LF"), the two main shareholders of Telemar Participações. This foregoing transaction was completed following the Memorandum of Understanding entered into, on 28 July 2010, by Portugal Telecom, AG and LF, which sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group.

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

        The strategic partnership envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom. Up to 31 December 2012, Oi acquired 89,651,205 shares of Portugal Telecom, representing 10.0% of the share capital. The Portugal Telecom's shares held by Oi were classified as treasury shares in the accompanying Consolidated Statement of Financial Position and amounted to Euro 159 million as at 31 December 2013 and 2012 (Note 44.2).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

        The terms of the shareholders' agreements entered into by Portugal Telecom, AG and LF contain mechanisms designed to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações on strategic financial and operating decisions relating to the activity of the Oi Group. Therefore, in accordance with the provisions of IFRS 11 Joint Arrangements ("IFRS 11"), the Company concluded that it contractually shares the control of Telemar Participações and that therefore this company is a joint venture. As a result, following the adoption of IFRS 11 (Note 4), which requires joint ventures to be accounted for by the equity method, Portugal Telecom applied this equity method of accounting to recognize in the consolidated financial statements its investment in Telemar Participações, and accordingly also applied this method to recognize its investments held directly in the Oi Group and in AG and LF. The transition provisions of IFRS 11 require retrospective application of this standard, which resulted in the restatement of Portugal Telecom's financial statements for the years 2012 and 2011, as explained in Note 4.

        Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. On 28 March 2011, Portugal Telecom concluded the acquisition of a direct 16.2% interest in CTX Participações S.A. ("CTX") for a consideration of R$ 181 million, equivalent to Euro 80 million. As a result of this acquisition, Portugal Telecom acquired a direct (16.2%) and indirect interest (25.8% via AG and LF) of 42.0% in CTX and an indirect 14.1% interest in Contax, which is controlled by CTX. Considering the corporate governance rights attributed to Portugal Telecom under the shareholders agreements entered into by the Company, CTX is a joint venture under the provisions of IFRS 11.

        The final step of the acquisition of Contax consisted of the acquisition of Dedic/GPTI (Portugal Telecom's Business Process Outsourcing provider) by Contax, which was completed on 1 July 2011, as the Board of Directors and the Shareholders' Meetings of Dedic, CTX and Contax approved the transactions required for the completion of this operation. As a result of these acquisitions, Portugal Telecom's direct and indirect stakes in CTX and Contax were increased from 42.0% to 44.4% and from 14.1% to 19.5%, respectively, and Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, was no longer fully consolidated but instead accounted for by the equity method as from 1 July 2011, together with Contax.

        Following the adoption of IFRS 11 (Note 4), Portugal Telecom applied the equity method of accounting for the recognition of its investments in CTX and in Contax, an operating company controlled by CTX. As mentioned previously, IFRS 11 require retrospective application, which resulted in the restatement of Portugal Telecom's financial statements for the years 2012 and 2011(Note 4).

        In April 2011, moving ahead with its internationalization strategy, Contax completed the acquisition of 100% of Allus Global BPO Center ("Allus") for an amount of R$245 million. Consequently, the results of Contax, which are accounted for the equity method in Portugal Telecom's Income Statement as from 1 April 2011, include the results of Allus as from 1 May 2011. Allus is one of the largest contact center service providers in Latin America, with operations in Argentina, Colombia and Peru and has commercial activities in the United States and Spain. With this acquisition, Contax took an important step towards becoming one of the most complete global BPO (Business Process Outsourcing) providers, dedicated to support its clients throughout their entire customer relationship chain.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

        On 27 February 2012, the general meetings of shareholders of TNL, Telemar, Coari Participações ("Coari") and Brasil Telecom S.A. ("Brasil Telecom") approved a corporate reorganization of the Oi Group (the "Corporate Reorganization"), following which the previous corporate structure composed of TNL and Telemar, Coari as holding companies and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

  •
  The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

  •
  The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

  •
  The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

  •
  The distribution of redeemable shares of Brasil Telecom exclusively to shareholders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the computation of the exchange ratios considered in the mergers mentioned above. Taking into consideration the commitment underlying these transactions, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including R$740 million payable to its former controlling shareholder Coari Participações (49.3%), which was wholly owned by Telemar, and R$762 million payable to the former non-controlling interests.

        On 9 April 2012, in connection with the Corporate Reorganization explained above, Oi S.A. paid a total consideration of R$ 2,000 million related to the exercise of withdrawal rights by shareholders that required it. Also on 9 April 2012, in relation to the above mentioned distribution of redeemable shares of Brasil Telecom, Oi, paid to its former non-controlling shareholders prior to the mergers a total amount of R$ 762 million.

        Following the completion of the Corporate Reorganization, Portugal Telecom's economic interest in Oi was held through: (1) a 17.70% interest held by Telemar Participações, which remained the controlling shareholder of the Oi Group, with 56.43% of the voting rights of Oi (2) a 15.54% interest held by Portugal Telecom, through its wholly-owned subsidiary Bratel Brasil; and (3) 4.54% interests held by AG and by LF. Accordingly, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom and prior to the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the 25.31% direct and indirect interest previously held in Telemar to a 23.25% direct and indirect interest in Oi, following the completion of the Corporate Reorganization. As a result of this transaction, there was no change in Portugal Telecom's interest in Telemar Participações (25.62%), which therefore remained a joint venture, accounted for by the equity method, as referred to above.

        In connection with the Corporate Reorganization mentioned above, Portugal Telecom recorded a gain directly in shareholders' equity (before non-controlling interests) amounting to Euro 61 million, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the amount of R$ 2.0 billion paid by Oi regarding the exercise of withdrawal rights (Euro 211 million), net of the corresponding effect on non-controlling interests (Euro 19 million). This net gain of Euro 61.296.212 includes an amount of Euro 12,060,381 recognized under the caption "Treasury shares" (Note 44.2) and an amount of Euro 49,235,831 recognized under the caption "Other reserves and accumulated earnings" (Note 44.5). Since this restructuring did not involve the acquisition or loss of control of any of the companies involved in the restructuring process, as Telemar Participações remained the controlling shareholder and Portugal Telecom maintained its joint control 25.62% interest over the Oi Group, this transaction was accounted for as an equity transaction, with the reduction of non-controlling interests at Oi being recorded as a gain directly in equity.

        On 2 April 2013, Contax concluded a corporate reorganization in connection with its migration to Level 2 Corporate Governance of the São Paulo Stock Exchange. Level 2 is a listing segment for the trading of shares issued by companies that voluntarily adopt specified corporate governance practices and commit to additional information disclosure beyond the minimum levels required by Brazilian law. Under this corporate reorganization, CTX shareholders, including Portugal Telecom, received a premium in shares of 25% of common shares held at the transaction's date, and Contax absorbed CTX's total indebtedness. Portugal Telecom increased its economic interest in Contax from 19.5% to 21.1% as a result of this reorganization. As this restructuring resulted only in an exchange of interests between controlling and non-controlling shareholders in Contax's consolidated financial statements, and as this transaction did not change Portugal Telecom's interest in CTX Participações (44,4%), the gain resulting from this transaction amounting to Euro 13,260,000, was recognized directly in shareholders' equity.

        On 1 October 2013, Portugal Telecom, Oi , AG, LF, Bratel Brasil, Pasa Participações S.A. ("Pasa"), EDSP 75 Participações S.A. ("EDSP75") (which together with Telemar Participações are defined as "Oi Holding Companies"), Banco Espírito Santo ("BES") and Nivalis Holding B.V. ("Ongoing") signed a memorandum of understanding setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies into a single Brazilian incorporated listed entity ("CorpCo"). The merger is a natural fulfillment of the industrial alliance established in 2010 creating a leading telecoms operator. In accordance with the referred memorandum of understanding, this corporate restructuring will consist of the following steps:

  •
  Oi proposes to undertake a cash capital increase of a minimum of R$ 7.0 billion (Euro 2.3 billion), and with a target of R$ 8.0 billion (Euro 2.7 billion) to improve the balance sheet flexibility of CorpCo; the shareholders of Telemar Participações and an investment vehicle managed by Banco BTG Pactual S.A. ("BTG Pactual") will subscribe approximately R$ 2.0 billion (Euro 0.7 billion) of the cash capital increase.

  •
  Subject to the above mentioned cash capital increase, Portugal Telecom will subscribe a capital increase in kind of approximately R$6.1 billion (Euro 2.0 billion) fully subscribed with the contribution of all the shares directly or indirectly held by Portugal Telecom in companies that hold (i) all of its operating assets, excluding those directly or indirectly held in Oi and Contax, and (ii) the respective liabilities as of the date of contribution; these net assets will be subject to

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

1. Introduction (Continued)

    a valuation by an independent appraiser, whose report shall be submitted to Oi's Shareholders Extraordinary Meeting.

  •
  Portugal Telecom will subscribe R$4.8 billion of debentures convertible into shares of AG and LF, the proceeds of which AG and LF shall use to repay its indebtedness and to subscribe convertible debentures to be issued by Telemar Participações, which in turn will also use those proceeds to repay its own indebtedness.

  •
  Exchange of Portugal Telecom's interests in CTX and Contax for shares of AG and LF, which at that time will have only shares of Oi and Telemar Participações.

  •
  Mergers of Bratel Brasil (Portugal Telecom's subsidiary that holds the investment in Oi), AG and LF into Telemar Participações.

  •
  Incorporation of Oi shares into Telemar Participações, so that Oi becomes a fully owned subsidiary of Telemar Participações.

  •
  Merger of Portugal Telecom into Telemar Participações, with Telemar Participações to be the surviving company; at the time of the merger, Portugal Telecom is expected to have no material assets or liabilities other than the investment in Oi.

Africa

        In Africa, the Group renders fixed, mobile and other telecommunications related services essentially through Africatel Holding BV ("Africatel"). The Group provides services in Angola, mainly through its associated company Unitel, and in Namíbia, Mozambique, Cabo Verde and São Tomé, among other countries, primarily through its subsidiaries Mobile Telecommunications Limited ("MTC"), LTM—Listas Telefónicas de Moçambique ("LTM"), Cabo Verde Telecom ("CVT") and CST—Companhia Santomense de Telecomunicações, SARL ("CST").

Asia

        In Asia, the group renders fixed, mobile and other telecommunications related services essentially through Timor Telecom, S.A.

        On 20 June 2013, following the preliminary agreement reached in January 2013, Portugal Telecom concluded the sale of its 28% stake in Companhia de Telecomunicações de Macau, S.A.R.L. (CTM), to CITIC Telecom International Holdings Limited (CITIC Telecom), for a total amount of USD 443.0 million, equivalent to approximately Euro 335.7 million (Note 32.a). CITIC Telecom and Portugal Telecom also entered into a strategic alliance agreement for capitalizing on their respective expertise in certain areas of collaboration in the telecom sector and in the identification of ICT investment opportunities in order to create value for their respective shareholders. Pursuant to this strategic alliance agreement, CITIC Telecom will select Portugal Telecom as the CITIC Telecom Group's strategic ICT service provider.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation

        The accompanying consolidated financial statements that were originally approved by the Board of Directors and authorized for issue on 18 February 2014 have been approved and authorized for issue subsequently on 28 April 2014 for purposes of their inclusion in this Annual Report on Form 20-F due to the update of the disclosures made in Note 33.

        The consolidated financial statements are presented in Euros, which is the functional currency of Portugal Telecom and of a significant part of the Group's operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q.

        The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board.

        The consolidated financial statements have been prepared assuming the continuity of operations.

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reported periods (Note 3).

a)    Consolidation principles

Controlled entities (Exhibit I)

        Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved whenever the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated.

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

Interests in joint ventures

        Financial investments are classified as joint ventures based on the agreements to share the strategic and financial policies with the other shareholders. As required by IFRS 11, interests in joint ventures are accounted for by the equity method.

        Assets, liabilities and contingent liabilities of a joint venture resulting from the acquisition of investments in other companies are measured at fair value at acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is included in the carrying amount of the investment.

        Where necessary, adjustments are made to the financial statements of joint ventures to adjust their accounting policies in line with those adopted by the Group.

Investments in associated companies (Exhibit II)

        An associated is an entity over which the Group has significant influence. Significant influence is the power to participate in the decision process regarding financial and operating policies of the entity but not to control or jointly control those policies.

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

        Dividends from associated companies are recorded as a reduction to the carrying value of financial investments when they are declared.

Goodwill

        Goodwill represents the excess of the acquisition cost over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition, in accordance with IFRS 3 Business Combinations ("IFRS 3"). Considering the exception of IFRS 1 First-Time Adoption of IFRS, the Group used the provisions of IFRS 3 only for acquisitions occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

        Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the statement of financial position date.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

2. Basis of presentation (Continued)

Exchange gains or losses are recognised in the Consolidated Statement of Comprehensive Income under the caption "Foreign currency translation adjustments".

        Goodwill related to subsidiaries is recognized under the caption "Goodwill" (Note 35) and is not amortised, but tested, at least on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period. Goodwill related to joint venture and associated companies are classified together with the related financial investments under the captions "Investments in joint venture" (Note 30) and "Investments in associated companies" (Note 33), respectively. These investments are also tested for impairment losses.

        On disposal of a subsidiary, joint venture or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)    Changes in the consolidated Group

        Portugal Telecom concluded the acquisition of the investments in Oi and Contax in March 2011. Therefore, the Company's share in the earnings of joint ventures (Note 30) for the year 2011 reflects only the nine months period beginning on 1 April up to year-end, while for 2012 and 2013 reflect the full year.

        On 1 July 2011, as referred to above, it was concluded the final step of the acquisition of Contax that consisted of the acquisition of Dedic/GPTI by Contax, upon the approval by the Board of Directors and the Shareholders' Meetings of Dedic, CTX and Contax. As a result of these acquisitions, Dedic/GPTI became a wholly owned subsidiary of Contax and, as such, was no longer consolidated but instead accounted for by the equity method as from 1 July 2011, together with Contax.

        In June 2013, Portugal Telecom concluded the disposal of the equity investment in CTM (Note 32.a) and the transactions mentioned above, there were no other relevant changes in the group during the years ended 31 December 2013, 2012 and 2011.

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

c)     Tangible assets

        Portugal Telecom uses the revaluation model to measure real estate properties and ducts infra-structure, since it believes this method better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. Portugal Telecom has adopted the policy to revise the revalued amount every 3 years, or when indicators of material devaluation occur.

        The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 43). Under the exception of IFRS 1, revaluation of tangible assets made prior to 1 January 2004, in accordance with Portuguese legislation applying monetary indices, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

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

As at 31 December 2013

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

        Intangible assets include mainly the acquisition of the Basic Network held by PT Comunicações, telecommunications licenses held by Meo, S.A., and software licenses.

        Intangible assets are amortised on a straight-line basis from the month they are available for use, during the estimated economic useful lifes or contractual periods if lower (including additional renewal periods if applicable), as follows:

Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
Telecommunications licenses and concessions:
—UMTS license owned by Meo, S.A.	Period of the license plus one renewal period (until 2030)
—LTE license owned by Meo, S.A.	Period of the license plus one renewal period (until 2041)
Satellite capacity rights	Period of the contract (until 2015)
Software licenses	3 - 6
Other intangible assets	3 - 8

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

        Real estate investments, excluding land, are depreciated on a straight-line basis, during their expected useful lives (Note 3.c).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

h)    Pension supplements benefits

        Under several defined benefit plans, PT Comunicações and PT Sistemas de Informação, S.A. ("PT SI") are responsible to pay pension supplements to a group of employees. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 14.1.1).

        The amount of the Group's liabilities with the defined benefits plans described above is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group recognises actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

        Plan amendments related to reduction of the benefits granted to employees are recognised immediately in earnings when they occur as prior years' service gains or losses, under the caption "Post retirement benefits". Gains arising from the settlement of any plan are recognized when incurred under the caption "Curtailment costs".

        Liabilities recognized in the Consolidated Statement of Financial Position represents the difference between the Projected Benefit Obligation ("PBO") and the fair value of plan assets.

        For the plans that report an excess of the plan over the pension's obligations, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the overfunding is expressly authorized or permitted.

        Contributions made under defined contribution pension plans are recognised in net income when incurred. Under these plans, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current and prior years, the sponsor does not have the legal or constructive obligation of making additional contributions.

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

        The amount of the Group's liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group recognises actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

        Plan amendments related to reduction of the benefits granted to employees are recognised immediately in earning when they occur as prior years' service gains or losses, under the caption "Post retirement benefits". Gains arising from the settlement of any plan are recognized when incurred under the caption "Curtailment costs".

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

        Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefits plans, reduced by the fair value of fund assets.

        For the plans that report an excess of the plan assets over the pension's obligations, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the overfunding is expressly authorized or permitted.

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

As at 31 December 2013

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

As at 31 December 2013

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

  (vii)    Cash and cash equivalents and short term investments (Note 24)

          Cash and cash equivalents comprise cash on hand and demand bank deposits, due within three months or less from the date of acquisition, which are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents also includes deposits from customers and other entities that have not yet been cleared. In the Consolidated Statement of Cash Flows, cash and cash equivalents also include overdrafts recognised under the caption "Short-term debt", when applicable.

          Short-term investments comprise investments for the purpose of generating investment returns, and they are therefore not classified as cash equivalents.

  (viii)    Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain telecommunications equipment were sold to certain entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintained the legal possession of these equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's Consolidated Statement of Financial Position. The Company obtained the majority of the economic benefits of these entities and therefore was exposed to the risks resulting from the activities of these special purpose entities. Accordingly, those entities were fully consolidated in the Company's financial statements. Consolidated current and non-current assets include an amount equivalent to the proceeds of the sale of the equipment, and current and non-current liabilities include the future payments under the lease contract.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

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

As at 31 December 2013

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

        Revenues from Internet Service Providers ("ISP") services result essentially from monthly subscription fees. These revenues are recognised when the service is rendered.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

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

As at 31 December 2013

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

        The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from "Foreign currency translation adjustments" to "Accumulated earnings". As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders' equity and therefore these amounts are transferred to net income only if and when the related investments are disposed of or there is a repayment of the investment made.

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

3. Significant accounting policies, judgments and estimates (Continued)

t)     Subsequent events (Note 50)

        Events occurring after the date of the Consolidated Statement of Financial Position that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

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

As at 31 December 2013

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

4. Changes in accounting policies and estimates

        During the year ended 31 December 2013, the Company has adopted the following new and revised IFRS's issued by the International Accounting Standards Board (IASB) and approved by the EU, of which only IFRS 11 Joint Ventures and IAS 19 Employee Benefits had an impact on Portugal Telecom's financial statements:

  •
  Amendments to IFRS 7 Disclosures—Offsetting Financial Instruments, which require additional disclosures in relation to the offsetting of financial assets and liabilities.

  •
  IFRS 10 Consolidated Financial Statements issued in May 2011, which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

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

  •
  IFRS 11 Joint Arrangements issued in May 2011, which classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity) and requires the use of the equity method of accounting for interests in joint ventures, thereby eliminating the proportional consolidation method. This standard supersedes IAS 31 Interest in Joint Ventures and SIC 13 Jointly Controlled Entities—Non-Monetary Contributions by Ventures. Upon the adoption of this standard, Portugal Telecom no longer proportionally consolidates its investments in joint ventures, namely Oi and Contax. The impacts of the adoption of this standard are detailed below in this note.

  •
  IFRS 12 Disclosure of Interests in Other Entities issued in May 2011, which is applicable to entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities, establishes disclosure objectives and specifies minimum disclosures that an entity must provide to meet those objectives. In accordance with this standard, an entity should disclose information that helps users of its financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements.

  •
  Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011, the changes of which relate to the above mentioned new standards issued in May 2011.

  •
  IFRS 13 Fair Value Measurement issued in May 2011, which establishes a single source of guidance for fair value measurement under IFRS and disclosures. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. The scope of IFRS 13 is broad; it applies to both financial instruments items an non-financial instrument items for which other IFRS require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date".

  •
  Amendments to IAS 1 Presentation of Financial Statements issued in June 2011, which require additional disclosures to be made in the statement of comprehensive income such that items of other comprehensive income are grouped into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that will be reclassified subsequently to profit or loss when specific conditions are met.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

  •
  Amendments to IAS 19 Employee Benefits issued in June 2011, which include primarily: (1) the elimination of an option to defer the recognition of actuarial gains and losses, known as the 'corridor method', which had no impact on the Company's financial statements as its policy was already in line with the mandatory approach included in this revised standard; (2) the change in the calculation of the expected return on assets, based on the discount rates used for benefit obligations instead of the long-term rate of return previously determined, the impact of which in the Company's financial statements resulted in a lower expected return on plan assets (now presented on a net basis as net interest cost) and, consequently, higher post retirement benefit costs, as the Company's discount rates are lower than the former 6% expected return on assets; (3) mandatory immediate recognition of unvested prior year service gains or losses, as a result of which, upon the adoption of this revised standard, Portugal Telecom recognized the prior year service gains that had previously deferred in accordance with the previous version of IAS 19, as from 1 January 2012; (4) streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring remeasurements to be presented in other comprehensive income, thereby separating those changes from changes that many perceive to be the result of an entity's day-to-day operations; and (5) enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to when participating in those plans. The impacts of the adoption of this standard are detailed below in this note.

        The following standards, revised standards or interpretations were issued by the IASB but either the mandatory adoption date of which set by the EU occurs only in subsequent years or were not yet adopted by the EU:

  •
  Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011, which establish disclosure requirements regarding the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after 1 January 2014 and Portugal Telecom expects no material impact on its financial statements as a result of its adoption.

  •
  IFRS 9 Financial Instruments Measurement issued in November 2009 , which introduces new requirements for the classification and measurement of financial assets. Subsequently, in October 2010, IFRS 9 was amended to include the requirements for the classification and measurement of financial liabilities and for derecognition. Portugal Telecom is still assessing the impacts of the adoption of this standard which is effective for annual periods beginning on or after 1 January 2015.

  •
  Amendments to IAS 36 Impairment of Assets issued in May 2013, which clarify that the required disclosures of information on the recoverable amount of impaired assets are applicable only for situations where that recoverable amount is based on fair value less costs of disposal. This standard is effective for annual periods beginning on or after 1 January 2014 and Portugal Telecom expects no material impact on its financial statements as a result of its adoption.

  •
  IFRIC 21 Levies was issued in May 2013 and provides guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

    IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

  •
  Amendments to IAS 39 Financial Instruments: Recognition and Measurement issued in June 2013, which provide some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under similar circumstances. This standard is effective for annual periods beginning on or after 1 January 2014 and Portugal Telecom expects no material impact on its financial statements as a result of its adoption.

        Portugal Telecom early adopted the "package of five" standards issued by the IASB in May 2011 (IFRS 10, IFRS 11, IFRS 12 and revised versions of IAS 27 and IAS 28), although its application in the EU was only mandatory as from 1 January 2014. The Company reports consolidated financial statements also to the New York Stock Exchange, where the adoption of these standards is mandatory as from 1 January 2013. Thus, in order to avoid the existence of two sets of financial statements and to ensure the comparability and transparency of information in both stock exchanges where Portugal Telecom is listed, the Company decided to early adopt the standards mentioned above, namely IFRS 11 that had a material impact on its consolidated financial statements. The impacts of the adoption of IFRS 11 consisted of recognizing the investments in joint ventures by the equity method of accounting, including primarily Oi, Contax and its controlling shareholders, which prior to the adoption of this standard were proportionally consolidated as allowed by IAS 31. Summarized financial information related to the investments in joint ventures is disclosed in Note 30.

        As a result of the adoption of the amendments to IAS 19 and the adoption of IFRS 11, the tables below present the adjustments made to the previously reported Consolidated Statements of Financial Position as at 31 December and 1 January 2012 and Consolidated Income Statements and Consolidated Statement of Cash Flows for the years ended 31 December 2012 and 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Statement of Financial Position as at 31 December 2012

	Statement prior to restatement	Adjustments IAS 19	Adjustments IFRS 11	Restated statement
	Euro
Assets
Cash and cash equivalents	2,507,099,156	—	(518,302,018)	1,988,797,138
Short-term investments	880,194,809	—	(254,197,021)	625,997,788
Accounts receivable	2,012,119,483	—	(815,458,446)	1,196,661,037
Taxes receivable	476,146,140	—	(404,456,984)	71,689,156
Investments in joint ventures	—	—	2,980,060,568	2,980,060,568
Investments in group companies	408,274,726	—	(1,456,742)	406,817,984
Goodwill	1,449,387,000	—	(1,023,711,831)	425,675,169
Intangible assets	3,640,126,087	—	(2,882,599,527)	757,526,560
Tangible assets	6,018,873,354	—	(2,440,001,908)	3,578,871,446
Deferred taxes	1,184,140,639	(3,738,674)	(620,001,153)	560,400,812
Judicial deposits	1,150,273,677	—	(1,150,273,677)	—
Other assets	369,107,946	—	(132,548,188)	236,559,758

Total assets	20,095,743,017	(3,738,674)	(7,262,946,927)	12,829,057,416

Liabilities
Gross debt	11,098,505,875	—	(3,723,370,855)	7,375,135,020
Accounts payable	1,263,243,056	—	(581,249,152)	681,993,904
Accrued expenses	792,816,394	—	(303,283,750)	489,532,644
Deferred income	337,279,573	—	(70,709,152)	266,570,421
Taxes payable	758,263,890	—	(676,346,383)	81,917,507
Provisions	781,899,784	—	(681,693,990)	100,205,794
Post retirement benefits	932,835,606	(14,954,706)	(82,513,773)	835,367,127
Deferred taxes	922,009,795	—	(651,618,649)	270,391,146
Other liabilities	354,844,730	—	(164,157,819)	190,686,911

Total liabilities	17,241,698,703	(14,954,706)	(6,934,943,523)	10,291,800,474

Equity excluding non-controlling interests	2,293,366,564	11,216,032	—	2,304,582,596
Non-controlling interests	560,677,750	—	(328,003,404)	232,674,346

Total shareholders' equity	2,854,044,314	11,216,032	(328,003,404)	2,537,256,942

Total liabilities and shareholders' equity	20,095,743,017	(3,738,674)	(7,262,946,927)	12,829,057,416

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Statement of Financial Position as at 1 January 2012

	Statement prior to restatement	Adjustments IAS19	Adjustments IFRS11	Restated statement
	Euro
Assets
Cash and cash equivalents	4,930,012,396	—	(1,287,932,720)	3,642,079,676
Short-term investments	738,112,198	—	(275,305,897)	462,806,301
Accounts receivable	1,936,291,149	—	(815,247,586)	1,121,043,563
Taxes receivable	430,907,392	—	(343,375,166)	87,532,226
Investments in joint ventures	—	—	3,509,603,960	3,509,603,960
Investments in group companies	533,444,415	—	(914,268)	532,530,147
Goodwill	1,503,189,189	—	(1,150,199,178)	352,990,011
Intangible assets	4,126,609,728	—	(3,325,891,061)	800,718,667
Tangible assets	6,228,622,568	—	(2,572,513,900)	3,656,108,668
Deferred taxes	1,247,784,040	(4,191,011)	(653,103,922)	590,489,107
Judicial deposits	1,084,083,163	—	(1,084,083,163)	—
Other assets	417,335,203	—	(108,949,931)	308,385,272

Total assets	23,176,391,441	(4,191,011)	(8,107,912,832)	15,064,287,598

Liabilities
Gross debt	12,280,958,636	—	(3,882,105,508)	8,398,853,128
Accounts payable	1,446,195,757	—	(536,047,757)	910,148,000
Accrued expenses	922,779,134	—	(361,397,165)	561,381,969
Deferred income	299,352,137	—	(63,320,188)	236,031,949
Taxes payable	726,151,702	—	(648,312,769)	77,838,933
Provisions	941,008,144	—	(839,490,260)	101,517,884
Post retirement benefits	1,004,065,628	(16,764,043)	(73,680,894)	913,620,691
Deferred taxes	1,052,457,228	—	(775,750,367)	276,706,861
Other liabilities	761,250,318	—	(235,934,923)	525,315,395

Total liabilities	19,434,218,684	(16,764,043)	(7,416,039,831)	12,001,414,810

Equity excluding non-controlling interests	2,828,069,784	12,573,032	—	2,840,642,816
Non-controlling interests	914,102,973	—	(691,873,001)	222,229,972

Total shareholders' equity	3,742,172,757	12,573,032	(691,873,001)	3,062,872,788

Total liabilities and shareholders' equity	23,176,391,441	(4,191,011)	(8,107,912,832)	15,064,287,598

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Income Statement for the year ended 31 December 2012

	Statement prior to restatement	Adjustments IAS 19	Adjustments IFRS 11	Restated statement
	Euro
Total revenues	6,598,804,838	—	(3,519,844,874)	3,078,959,964
Costs, losses and (income)
Wages and salaries	1,102,367,005	—	(688,741,233)	413,625,772
Direct costs	1,092,366,255	—	(634,971,908)	457,394,347
Costs of products sold	183,068,741	—	(44,970,059)	138,098,682
Marketing and publicity	124,445,803	—	(52,283,063)	72,162,740
Supplies, external services and other expenses	1,475,205,400	—	(834,611,618)	640,593,782
Indirect taxes	247,031,379	—	(203,268,892)	43,762,487
Provisions and adjustments	105,578,423	—	(82,311,170)	23,267,253
Depreciation and amortisation	1,390,645,957	—	(625,387,911)	765,258,046
Post retirement benefits costs	58,309,755	5,669,380	(6,438,817)	57,540,318
Curtailment costs	2,077,178	289,628	—	2,366,806
Other operating expenses, net	(41,443,071)	—	14,555,523	(26,887,548)

Income before financial results and taxes	859,152,013	(5,959,008)	(361,415,726)	491,777,279
Net interest expenses	498,835,624	—	(285,821,043)	213,014,581
Equity in the earnings of joint ventures	—	—	3,011,998	3,011,998
Equity in earnings of associated companies, net	(209,674,551)	—	(599,033)	(210,273,584)
Net other financial expenses	96,768,761	—	(46,440,248)	50,328,513
Income taxes	147,604,824	(1,489,753)	(20,506,980)	125,608,091

Net income from continuing operations	325,617,355	(4,469,255)	(11,060,420)	310,087,680

Attributable to non-controlling interests	95,344,319	—	(11,060,420)	84,283,899
Attributable to equity holders of the parent	230,273,036	(4,469,255)	—	225,803,781
Earnings per share attributable to the equity holders of the parent
Basic	0.27	(0.01)	—	0.26
Diluted	0.27	(0.01)	—	0.26

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Income Statement for the year ended 31 December 2011

	Statement prior to restatement	Adjustments IAS 19	Adjustments IFRS 11	Restated statement
	Euro
Total revenues	6,146,844,721	—	(2,767,144,274)	3,379,700,447
Costs, losses and (income)
Wages and salaries	1,020,475,455	—	(505,424,628)	515,050,827
Direct costs	1,012,274,450	—	(521,280,944)	490,993,506
Costs of products sold	169,875,122	—	(31,804,104)	138,071,018
Marketing and publicity	131,118,820	—	(48,457,684)	82,661,136
Supplies, external services and other expenses	1,281,382,721	—	(597,426,971)	683,955,750
Indirect taxes	187,460,760	—	(146,235,229)	41,225,531
Provisions and adjustments	156,264,110	—	(135,025,151)	21,238,959
Depreciation and amortisation	1,325,584,609	—	(544,942,075)	780,642,534
Post retirement benefits costs	58,527,048	6,961,176	(4,516,003)	60,972,221
Curtailment costs	36,429,874	18,583	—	36,448,457
Other operating expenses, net	23,441,614	—	(2,180,176)	21,261,438

Income before financial results and taxes	744,010,138	(6,979,759)	(229,851,309)	507,179,070
Net interest expenses	297,114,673	—	(175,625,090)	121,489,583
Equity in the earnings of joint ventures	—	—	33,702,474	33,702,474
Equity in earnings of associated companies, net	(209,183,860)	—	(2,093,659)	(211,277,519)
Net other financial expenses	124,970,769	—	(68,327,744)	56,643,025
Income taxes	108,196,813	(1,744,938)	(7,396,407)	99,055,468

Net income from continuing operations	422,911,743	(5,234,821)	(10,110,883)	407,566,039
Net income from discontinued operations	—	—	—	—

Net income from continuing operations	422,911,743	(5,234,821)	(10,110,883)	407,566,039

Attributable to non-controlling interests	83,782,511	—	(10,110,883)	73,671,628
Attributable to equity holders of the parent	339,129,232	(5,234,821)	—	333,894,411
Earnings per share attributable to the equity holders of the parent
Basic	0.39	(0.01)	—	0.39
Diluted	0.39	(0.01)	—	0.39

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Statement of Cash Flows for the year ended 31 December 2012

	Statement prior to restatement	Adoption of IFRS 11	Restated statement
	Euro
OPERATING ACTIVITIES
Collections from clients	8,346,301,510	(4,564,776,891)	3,781,524,619
Payments to suppliers	(3,579,536,743)	1,786,607,267	(1,792,929,476)
Payments to employees	(1,111,039,110)	666,754,261	(444,284,849)
Payments relating to income taxes	(155,766,302)	100,769,095	(54,997,207)
Payments relating to post retirement benefits, net	(197,666,333)	10,481,805	(187,184,528)
Payments relating to indirect taxes and other	(1,728,169,403)	1,487,870,828	(240,298,575)

Cash flows from operating activities(1)	1,574,123,619	(512,293,635)	1,061,829,984

INVESTING ACTIVITIES
Short-term financial applications	(140,048,426)	(21,136,225)	(161,184,651)
Interest and related income	217,115,072	(66,405,466)	150,709,606
Dividends	76,279,817	188,937,728	265,217,545
Financial investments	(2,621,633)	3,536,311	914,678
Tangible and intangible assets	(1,421,602,503)	587,418,642	(834,183,861)
Other investing activities	3,562,053	(35,235)	3,526,818

Cash flows from investing activities(2)	(1,267,315,620)	692,315,755	(574,999,865)

FINANCING ACTIVITIES
Loans obtained	5,478,403,138	(771,736,709)	4,706,666,429
Loans repaid	(6,391,633,542)	664,469,844	(5,727,163,698)
Interest and related expenses	(752,171,827)	272,489,143	(479,682,684)
Dividends	(642,871,535)	38,747,365	(604,124,170)
Acquisition of treasury shares	(23,198,433)	23,198,433	—
Other financing activities	(315,231,922)	306,639,456	(8,592,466)

Cash flows from financing activities(3)	(2,646,704,121)	533,807,532	(2,112,896,589)

Cash and cash equivalents at the beginning of the period	4,930,012,396	(1,287,932,720)	3,642,079,676
Change in cash and cash equivalents (4)=(1)+(2)+(3)	(2,339,896,122)	713,829,652	(1,626,066,470)
Effect of exchange differences	(83,017,118)	55,801,050	(27,216,068)

Cash and cash equivalents at the end of the period	2,507,099,156	(518,302,018)	1,988,797,138

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Statement of Cash Flows for the year ended 31 December 2011

	Statement prior to restatement	Adjustments IFRS 11	Restated statement
	Euro
OPERATING ACTIVITIES
Collections from clients	6,872,212,265	(2,850,235,205)	4,021,977,060
Payments to suppliers	(3,071,030,520)	1,301,878,131	(1,769,152,389)
Payments to employees	(1,052,530,685)	503,941,402	(548,589,283)
Payments relating to income taxes	(164,560,300)	62,070,653	(102,489,647)
Payments relating to post retirement benefits, net	(198,223,997)	1,146,265	(197,077,732)
Payments relating to indirect taxes and other	(610,714,238)	395,535,012	(215,179,226)

Cash flows from operating activities(1)	1,775,152,525	(585,663,742)	1,189,488,783

INVESTING ACTIVITIES
Short-term financial applications	(204,168,957)	83,135,100	(121,033,857)
Interest and related income	339,561,933	(70,741,610)	268,820,323
Dividends	147,209,113	27,457,142	174,666,255
Financial investments	(2,094,848,198)	(1,462,014,760)	(3,556,862,958)
Tangible and intangible assets	(1,206,516,307)	471,095,337	(735,420,970)
Other investing activities	9,533,968	30,916,727	40,450,695

Cash flows from investing activities related to continuing operations	(3,009,228,448)	(920,152,064)	(3,929,380,512)
Cash flows from investing activities related to discontinued operations	2,000,000,000	—	2,000,000,000

Cash flows from investing activities(2)	(1,009,228,448)	(920,152,064)	(1,929,380,512)

FINANCING ACTIVITIES
Loans obtained	7,333,257,840	(1,120,936,704)	6,212,321,136
Loans repaid	(5,878,028,282)	851,138,903	(5,026,889,379)
Interest and related expenses	(647,706,534)	277,023,124	(370,683,410)
Dividends	(1,206,055,463)	21,349,415	(1,184,706,048)
Acquisition of treasury shares	(86,819,821)	86,819,821	0
Other financing activities	(54,946,731)	45,543,218	(9,403,513)

Cash flows from financing activities(3)	(540,298,991)	160,937,777	(379,361,214)

Cash and cash equivalents at the beginning of the period	4,764,732,734	—	4,764,732,734
Change in cash and cash equivalents (4)=(1)+(2)+(3)	225,625,086	(1,344,878,029)	(1,119,252,943)
Effect of exchange differences	(60,345,424)	56,945,308	(3,400,116)

Cash and cash equivalents at the end of the period	4,930,012,396	(1,287,932,720)	3,642,079,676

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements

        As at 31 December 2013 and 2012, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates to the Euro:

Currency	2013	2012
Argentine peso	8.9890	6.4879
Australian dollar	1.5423	1.2712
Botswana pula	12.0603	10.2717
Brazilian real	3.2576	2.7036
British pound	0.8337	0.8161
Canadian dollar	1.4671	1.3137
Cape Verde escudo	110.2650	110.2650
CFA franc	655.9570	655.9570
Chinese Yuan Renminbi	8.3491	8.2207
Danish krone	7.4593	7.4610
Hong Kong dollar	10.6933	10.2260
Hungarian forint	297.0400	292.3000
Japanese yen	144.7200	113.6100
Kenyan shilling	119.0163	113.6003
Macao pataca	11.0141	10.5328
Moroccan dirham	11.2621	11.1526
Mozambique metical	41.2400	39.2400
Namibian dollar	14.5660	11.1727
Norwegian krone	8.3630	7.3483
São Tomé dobra	24,500.0	24,500.0
South African rand	14.5660	11.1727
Swedish krone	8.8591	8.5820
Swiss franc	1.2276	1.2072
Ugandan shilling	3,479.5	3,549.2
US dollar	1.3791	1.3194

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

5. Exchange rates used to translate foreign currency financial statements (Continued)

        During the years ended 31 December 2013, 2012 and 2011, income statements of subsidiaries, associated companies and joint ventures expressed in foreign currencies were translated to Euros using the following average exchange rates to the Euro:

Currency	2013	2012	2011
Argentine peso	7.3126	5.8869	5.7591
Botswana pula	11.1669	9.8156	9.5133
Brazilian real	2.8685	2.5084	2.3265
Cape Verde escudo	110.2650	110.2650	110.2650
CFA franc	655.9570	655.9570	655.9570
Chinese Yuan Renminbi	8.1646	8.1052	8.9960
Hungarian forint	296.8700	289.2500	279.3700
Kenyan shilling	114.5432	109.3349	122.8537
Macao pataca	10.6094	10.2645	11.1619
Moroccan dirham	11.1687	11.1061	11.2677
Mozambique metical	39.6300	36.3700	40.5400
Namibian dollar	12.8330	10.5511	10.0970
São Tomé dobra	24,500.0	24,500.0	24,500.0
Swiss franc	1.2311	1.2053	1.2326
Ugandan shilling	3,442.8	3,250.3	3,501.2
US dollar	1.3281	1.2848	1.3920

6. Revenues

        The contribution of reportable segments to consolidated revenues in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Telecommunications in Portugal (Note 7.a)(i)	2,538,313,930	2,676,916,113	2,868,688,041
Services rendered (Note 3.p)	2,385,650,244	2,532,665,557	2,726,419,561
Sales	113,208,254	107,428,368	115,138,271
Other revenues	39,455,432	36,822,188	27,130,209

Other businesses (ii)	372,868,966	402,043,851	511,012,406
Services rendered	350,824,756	365,237,961	477,960,457
Sales	17,907,914	33,107,605	14,290,149
Other revenues	4,136,296	3,698,285	18,761,800

	2,911,182,896	3,078,959,964	3,379,700,447

(i)
For information on this operating segment performance, including explanations for changes in operating revenues, see Note 7.a).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

6. Revenues (Continued)

(ii)
In 2013, the lower contribution from other businesses to consolidated revenues reflects mainly negative currency effects (Euro 40 million). On a constant basis, other revenues would have increased by Euro 11 million primarily explained by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data/internet services, partially offset by a lower contribution from Timor following the entrance of new competitors. In 2012, the lower contribution from other businesses to consolidated revenues, as compared 2011, reflects mainly the contribution of Dedic/GPTI business in the first half of 2011 (Euro 134 million), as this business was fully consolidated up to 30 June 2011 and then integrated in Contax and thus reflected in the Company's financial statements through the equity method, effect that more than offset higher contributions from MTC and Timor Telecom.

        Revenue is recognized in accordance with principles referred to in Note 3.p). Services rendered include mainly revenue derived from (1) fixed line and international telecommunications services, including billed and interconnection revenues, (2) Pay-TV services, including monthly subscription fees and rental of equipment, (3) mobile telecommunications services, including usage of network, interconnection fees, roaming, pre-paid cards and wireless broadband, and (4) advertising in directories. Sales correspond mainly to the disposals of terminal equipment, including fixed telephones, modems, TV boxes and terminal mobile equipment. Other revenues include mainly Portal's advertising revenues, benefits from contractual penalties imposed to customers, rental of equipment and other own infra-structures and revenues resulting from consultancy projects.

        Revenues in 2013, 2012 and 2011 by geographic area are as follows:

	2013	2012	2011
	Euro
Portugal	2,600,729,547	2,740,511,943	2,925,740,483
Brazil(i)	—	—	133,870,776
Other	310,453,349	338,448,021	320,089,188

	2,911,182,896	3,078,959,964	3,379,700,447

(i)
In 2011, this caption includes the contribution of Dedic/GPTI business during the first half.

7. Segment reporting

        The operating segments as at 31 December 2013, 2012 and 2011, based on the manner the Board of Directors reviews and assesses the performance of the Group's businesses to make decisions about resources to be allocated, are as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil—Oi. There is no difference between operating and reportable segments.

        The operating segment named "Telecommunications in Portugal" includes wireline and mobile.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        The operating segment named "Telecommunications in Brazil—Oi" includes Oi, S.A., and its subsidiaries. Portugal Telecom discloses Oi as an operating segment since the Company's management currently reviews and assesses its performance periodically and allocates resources, notwithstanding Oi being a joint venture in accordance with IFRS 11 and thus accounted for by the equity method.

        In addition to the above mentioned reportable segments, the Group has other businesses that do not comply individually or in aggregate with any of the quantitative thresholds that would require a disclosure as a reportable segment. These businesses relate primarily to the following Group companies: (1) Contax, which renders BPO and contact centre services and is accounted for by the equity method following the adoption of IFRS 11; (2) MTC, CVT and Timor Telecom, which render wireline and mobile telecommunications services; and (3) certain Portuguese support companies, namely PT—Sistemas de Informação, Portugal Telecom Inovação, PT Pro-Serviços Administrativos e de Gestão Partillhados and PT Contact—Telemarketing e Serviços de Informação.

a)    Telecommunications in Portugal

        Financial information of this reportable segment for the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
REVENUES(i)
Services rendered—external customers (Note 6)	2,385,650,244	2,532,665,557	2,726,419,561
Services rendered—inter-segment	11,259,807	13,237,131	13,549,575
Sales—external customers (Note 6)	113,208,254	107,428,368	115,138,271
Sales—inter-segment	1,827,121	1,687,799	1,137,761
Other revenues—external customers (Note 6)	39,455,432	36,822,188	27,130,209
Other revenues—inter-segment	8,208,406	8,662,046	8,623,453

	2,559,609,264	2,700,503,089	2,891,998,830

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries (Note 8)	232,725,936	241,778,227	252,457,557
Direct costs (Note 9)	458,496,422	457,091,120	480,297,290
Commercial costs(ii)	294,349,511	292,158,529	318,304,226
Supplies, external services and other expenses (Note 11)(iii)	483,000,838	508,734,534	535,438,223
Depreciation and amortisation(iv)	646,979,100	681,159,324	703,169,318
Post retirement benefits, net(v)	40,295,822	57,409,291	60,821,674
Work force reduction and settlement costs(vi)	116,922,120	1,160,449	34,021,621
Net gains on disposals of fixed assets	(3,500,398)	(3,525,138)	(556,261)
Other costs (gains), net(vii)	19,043,739	(23,494,632)	16,613,077

	2,288,313,090	2,212,471,704	2,400,566,725

Income before financial results and taxes	271,296,174	488,031,385	491,432,105

(i)
The composition of total revenues by customer segment for the years ended 31 December 2013, 2012 and 2011 is as follows:

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

			Euro million
	2013	2012	2011
Residential	721	712	682
Personal	655	688	768
Enterprise	791	896	982
Wholesale, other and eliminations	393	405	459

	2,560	2,701	2,892

  In 2013, the reduction in total revenues is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 105 million), impacted by the public administration strong cost cut initiatives and significant reduction in investments in new projects throughout 2013, the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies, and intense price competition across the various segments, mainly in mobile; (2) revenue decline in the Personal customer segment (Euro 33 million), as a result of lower customer revenues (Euro 37 million) reflecting lower and volatile recharges as a result of difficult economic conditions, price competition and migration to lower tariff plans, and lower interconnection revenues (Euro 13 million), following the negative impact of the decline in Mobile Termination Rates ("MTRs"), partially offset by higher sales (Euro 18 million); and (3) a reduction in revenues from wholesale and other businesses (Euro 12 million), as a result of lower accesses and traffic revenues and lower revenues from the directories business (Euro 10 million) against a backdrop of increased popularity of alternative online tools. These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 9 million), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance of Meo's triple play offers and M4O which translated into an increase of the customer base and higher non-voice services, and notwithstanding increased competitive aggressiveness and already high pay-TV penetration. The reduction in 2012, as compared to 2011, is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 86 million), impacted by pricing and consumption pressure on both SME and large companies, significant cut back on the public administration and postponement of investment decisions by large corporate customers; (2) revenue decline in the Personal customer segment (Euro 80 million), as a result of lower customer revenues (Euro 56 million) reflecting challenging economic conditions and pricing pressure, lower interconnection revenues, following the negative impact of the decline in Mobile Termination Rates ("MTRs"), and lower sales; and (3) a reduction in revenues from wholesale and other businesses (Euro 54 million), as a result of lower accesses and traffic revenues, a decline in public phones and lower revenues from the directories business (Euro 11 million). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 29 million), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance of Meo's double and triple play offers.

(ii)
This caption includes costs of products sold, commissions and marketing and publicity expenses. The increase in 2013 is primarily explained by the increased push of commercial activities due to the launch of the new converged offer M4O partially offset by lower costs of goods sold reflecting a decrease in the average cost of handsets as a result of favourable contracts signed with key

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

  suppliers despite an increase in sales. The reduction in 2012, as compared to 2011, is primarily explained by (1) lower costs of goods sold, due to lower equipment sales, lower subsidies and also lower average cost of handsets as a result of favourable contracts signed with key suppliers; (2) lower commissions, which was a solid performance as it was achieved against a backdrop of continued customer growth, thus reflecting lower churn, and (3) lower marketing and publicity expenses, due to a strong focus on cost efficiency.

(iii)
This caption includes supplies and external services, including maintenance and repair expenses, support services and other third party costs, provisions, indirect taxes and other expenses. The decrease of this caption reflects mainly a relentless focus on cost cutting and profitability and also an increase in maintenance productivity of maintenance activities due to the implementation of new generation access networks (FTTH).

(iv)
The decrease in depreciation and amortization costs reflects primarily the decline in capital expenditures occurred in 2013 and 2012 against the backdrop of the investments in future proof technologies and networks undertaken in previous years, namely in FTTH and 4G-LTE coverage. The decrease in 2012 over 2011, reflects primarily the swap of Meo's 2G equipment for LTE (4G) enabled equipment, which led to an accelerated depreciation of 2G equipment up to 30 June 2011, and the impact resulting from a revision of the useful life of certain tangible assets undertaken in 2012.

(v)
The lower post retirement benefits costs in 2013 reflect primarily the decline in discount rates undertaken by the end of 2012 that resulted in a decrease of net interest cost.

(vi)
Work force reduction and settlement costs in 2013 reflect mainly a redundancy programme of approximately 400 employees implemented in the second quarter of 2013.

(vii)
Other costs in 2013 (Note 15) reflect primarily provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts, partially offset by a gain related to the wireline Concession Agreement. Other gains in 2012 include an estimated net compensation receivable from the Portuguese State for prior years costs supported by PT Comunicações with the universal service obligation under the Concession Agreement.

        Capital expenditures in tangible and intangible assets for this reportable segment amounted to Euro 490 million in 2013, Euro 555 million in 2012 and Euro 647 million in 2011. The reduction in 2013 reflects the investments in future proof technologies and networks undertaken in previous years, which are translated into Portugal Telecom's clear leadership in FTTH and 4G-LTE coverage in Portugal, and notwithstanding the investments made in 2013 in the rollout of Portugal Telecom's Data Centre in Covilhã, inaugurated in September 2013. In 2013, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) investments in IT/IS projects, which represented 23% of total capital expenditures and were focused on the IT transformation programme aimed at converge, standardise, integrate and simplify business processes and IT, thus enabling a truly convergent customer experience; (2) customer capital expenditure, which represented 32% of total capital expenditures, and (3) technology and infrastructure capital expenditure, which represented 41% of total capital expenditures. The reduction in 2012 reflected: (1) lower customer related capital

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

expenditures, mainly due to lower unitary equipment costs, lower net additions of costumers and lower churn across the pay-tv and broadband services, and (2) lower infra-structure capital expenditures, explained by the strong investments made during the 2008-2011 period in the development of the FTTH network, the modernization of the 2G network and the reinforcement of 3G and 3.5G networks in terms of capacity and coverage, and notwithstanding the investments in the development of the 4G LTE network in 2012. Capital expenditures in the Portuguese telecommunication businesses have been directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE.

        As at 31 December 2013 and 2012, the total staff in this segment was 7,526 and 7,637 employees, respectively.

b)    Telecommunications in Brazil—Oi

        Financial information of this reportable segment for the years ended 31 December 2013 and 2012 and the nine months period between 1 April and 31 December 2011, considering the 25.6% joint control interest held by Portugal Telecom, is as follows:

	2013	2012	2011
	Euro
REVENUES
Services rendered	2,494,168,925	2,817,121,891	2,297,480,556
Sales	44,232,742	56,920,290	12,028,870
Other revenues	121,620,691	168,045,007	102,607,452

	2,660,022,358	3,042,087,188	2,412,116,878

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	211,399,942	248,684,844	163,243,344
Direct costs	550,752,289	630,173,022	517,527,789
Commercial costs	205,337,603	240,284,522	174,426,926
Supplies, external services and other expenses	796,653,949	1,013,972,714	809,288,452
Depreciation and amortisation	552,142,256	578,210,753	512,203,623
Post retirement benefits, net	6,787,699	6,438,817	4,516,002
Net gains on disposals of fixed assets	(12,763,798)	(29,877,164)	(8,711,820)
Other costs, net	13,224,031	11,364,037	10,136,238

	2,323,533,971	2,699,251,545	2,182,630,554

Income before financial results and taxes	336,488,387	342,835,643	229,486,324

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        In 2013, the reduction in Oi's revenues (Euro 382 million) is primarily explained by the impact of the depreciation of the Brazilian Real against the Euro, amounting to Euro 382 million. Adjusting for the impact of the Brazilian Real against the Euro, revenues would have remained broadly stable, as the reductions in sales and other operating revenues were offset by an increase in services rendered, reflecting a positive contribution from broadband and pay-TV services that more than compensated the traditional pressure in fixed voice.

        In 2013, also adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 48 million), Oi's income before financial results and taxes would have increased by Euro 42 million, reflecting primarily higher net service revenues (Euro 35 million), as explained above, and a gain recorded in connection with the disposal of Oi's submarine cable operation. These effects more than offset lower sales and other operating revenues, higher depreciation and amortization expenses (Euro 53 million), reflecting increased capital expenditures incurred in 2013 and 2012 as compared to previous years, including the acquisition of the 4G license in June 2012, and higher third party expenses, including mainly maintenance and repairs and rentals.

        As mentioned in Note 30, Portugal Telecom accounted for its share in the earnings of Oi as from 1 April 2011, which explains the increase across all captions in 2012 over 2011, effect that was partially offset by the impact of the depreciation of the Brazilian Real against the Euro in 2012.

        Oi's revenues stood at Euro 3,042 million in 2012, as compared to Euro 2,412 million in the nine months period between 1 April and 31 December 2011, an increase of Euro 630 million reflecting primarily the effect of one additional quarter in 2012 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 241 million). Adjusting for these effects, operating revenues in 2012 would have increased by Euro 83 million as compared to 2011, mainly due to an increase in sales and other operating revenues (Euro 86 million), partially offset by a reduction in services rendered (Euro 3 million), reflecting (1) lower residential revenues, due to lower fixed voice revenues and notwithstanding the positive contribution of broadband and pay-TV revenues in the last couple of quarters, which was offset by (2) an increase in personal mobility revenues, underpinned by postpaid customer growth, increased traffic revenues and higher revenues from 3G services.

        Also adjusted for the effects of the additional quarter in 2012 and the depreciation of the Brazilian Real against the Euro, Oi's consolidated income before financial results and taxes would have presented an increase, primarily as a result of: (1) a reduction in provisions and adjustments, reflecting both lower provisions for contingencies and lower adjustments for bad debt; and (2) an increase in net sales and other operating revenues. These effects were partially offset by: (1) an increase in supplies and external services, mostly due to higher sales, increased content costs for pay-TV and higher expenses for logistics related to the new handset marketing strategy; (2) higher personnel costs as a result of increased staff levels and organisational restructuring, including new regional commercial structures in order to improve regional operational performance; and (3) a gain recorded in the third quarter of 2011 related to the recognition of a reimbursement to be received from Sistel regarding the surplus of a post retirement benefits plan.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        Capital expenditures in tangible and intangible assets for this reportable segment amounted to Euro 558 million in 2013, Euro 630 million in 2012 and Euro 444 million in the nine months period between 1 April and 31 December 2011. Adjusting for the impact of the depreciation of the Brazilian Real against the Euro (Euro 82 million), Oi's capital expenditures would have decreased by Euro 4 million to Euro 651 million in 2013 and was directed mainly towards investments in 3G coverage and capacity in the initial roll-out of 4G-LTE network and in the capacity and capillarity of the wireline and broadband networks. Adjusting for the effects of the additional quarter in 2012 and the depreciation of the Brazilian Real against the Euro, Oi's capital expenditures would have increased by Euro 114 million in 2012 over 2011 mainly due to the investments in expanding broadband and 3G coverage during the year 2012. In addition to the above mentioned capital expenditures, Oi made a non-recurring investment in June 2012 in the acquisition of 4G licenses for a total amount of Euro 41 million, as referred to in Note 36.

        As at 31 December 2013 and 2012, the total staff in this segment was 10,911 and 9,412 employees, respectively (considering the 25.6% joint control interest).

c)     Reconciliation of revenues and net income and information by geographic area

        In 2013, 2012 and 2011, the reconciliation between revenues of consolidated reportable segments and consolidated revenues is as follows:

	2013	2012	2011
	Euro
Revenues relating to Telecommunications in Portugal	2,559,609,264	2,700,503,089	2,891,998,830
Revenues relating to other businesses(i)	781,517,032	838,090,731	972,361,338
Elimination of intragroup revenues	(429,943,400)	(459,633,856)	(484,659,721)

Total consolidated revenues	2,911,182,896	3,078,959,964	3,379,700,447

(i)
As mentioned above, other businesses include primarily MTC, CVT, Timor Telecom and certain Portuguese support companies, the performance of which is monitored by the management on a standalone basis. In 2013, the decrease in revenues relating to other businesses is primarily explained by negative currency effects (Euro 40 million). Excluding the impact of the devaluation of foreign currencies against the Euro, the reduction in this caption is primarily explained by lower contributions from Timor Telecom, following the entrance of new competitors in the market, and from certain Portuguese support companies, partially offset by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data/internet services. In 2012, the decrease in revenues relating to other businesses is primarily explained by the contribution of Dedic/GPTI business in the first half of 2011 (Euro 134 million), as this business was fully consolidated up to 30 June 2011 and then integrated in Contax and thus reflected in the Portugal Telecom's consolidated financial statements through the equity method, effect that more than offset improved revenue performance of MTC and Timor Telecom.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

        In the years ended 31 December 2013, 2012 and 2011, the reconciliation between net income before financial results and taxes of consolidated reportable segments and Group's consolidated net income is as follows:

	2013	2012	2011
	Euro
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal	271,296,174	488,031,385	491,432,105
Income before financial results and taxes relating to other businesses(i)	74,096,671	3,745,894	15,746,965

Consolidated income before financial results and taxes	345,392,845	491,777,279	507,179,070
Financial gains (losses):
Net interest expenses (Note 16)	(257,423,261)	(213,014,581)	(121,489,583)
Net foreign currency exchange losses (Note 17)	(21,919,104)	(1,841,496)	(2,298,585)
Net losses (gains) on financial assets and other investments (Note 18)	(2,014,467)	(3,921,932)	562,253
Equity in losses of joint ventures (Note 30)	(2,185,679)	(3,011,998)	(33,702,473)
Equity in earnings of associated companies, net (Note 33)	442,783,587	210,273,584	211,277,518
Net other financial expenses (Note 19)	(54,635,427)	(44,565,085)	(54,906,693)
Income taxes (Note 20)	(62,021,888)	(125,608,091)	(99,055,468)

Net income (before non-controlling interests)	387,976,606	310,087,680	407,566,039

(i)
In 2013, the increase in this caption reflects primarily a gain recorded in the second quarter of 2013 resulting from the settlement of contractual obligations that had been assumed upon the acquisition of the investment in Oi, as explained in Note 15. In 2012, the reduction in this caption is primarily explained by lower earnings of certain international operations, namely MTC and Timor Telecom.

        Total assets, liabilities and tangible and intangible assets by geographic area as at 31 December 2013 and 2012 and capital expenditures for tangible and intangible assets in the years ended 31 December 2013 and 2012 are as follows:

	2013
	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets(ii)
	Euro
Portugal	8,150,000,317	9,915,843,042	3,281,785,719	610,809,883	520,677,402
Brazil(i)	2,669,674,994	811,202	188,130	—	—
Other	1,200,719,871	236,925,823	156,505,535	106,893,793	68,360,212

	12,020,395,182	10,153,580,067	3,438,479,384	717,703,676	589,037,614

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

7. Segment reporting (Continued)

	2012
	Total assets	Total liabilities	Tangible assets (Note 37)	Intangible assets (Note 36)	Capital expenditures for tangible and intangible assets(ii)
	Euro
Portugal	8,373,264,796	9,881,378,570	3,409,125,065	641,287,521	571,960,811
Brazil(i)	3,218,436,786	148,067,576	287,757	—	—
Other	1,237,355,834	262,354,328	169,458,624	116,239,039	89,239,535

	12,829,057,416	10,291,800,474	3,578,871,446	757,526,560	661,200,346

(i)
The decrease in assets is basically explained by the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom's investments in Brazilian joint ventures, namely Oi and Contax.

(ii)
Total capital expenditures in 2013 and 2012 include capital expenditures for tangible assets, amounting to Euro 499 million and Euro 575 million (Note 37), respectively, and capital expenditures for intangible assets amounting to Euro 91 million and Euro 87 million (Note 36), respectively.

8. Wages and salaries

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Salaries	323,547,219	332,493,271	404,630,135
Social security	58,612,016	62,970,790	86,246,763
Health care benefits related to active employees	5,033,942	4,545,741	7,103,735
Training	1,742,539	2,563,648	6,098,102
Other	10,346,871	11,052,322	10,972,092

	399,282,587	413,625,772	515,050,827

        In 2013, the decrease in this caption reflects primarily a lower contribution from the Portuguese telecommunications business (Euro 9 million—Note 7.a), reflecting lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the second quarter of 2013.

        In 2012, the decrease in this caption reflects primarily (1) the contribution of Dedic/GPTI in the first half of 2011 (Euro 104 million), as this business was integrated in Contax as from 1 July 2011, and (2) a decline at the operating segment "Telecommunications in Portugal" (Euro 11 million—Note 7.a), due to lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in the end of 2011.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

9. Direct costs

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Telecommunications costs(i)	255,461,368	255,493,833	273,588,214
Programming costs(ii)	128,739,648	123,391,025	120,025,530
Leasings of sites(i)	22,919,371	22,845,446	22,639,891
Directories(iii)	20,978,946	26,769,455	35,914,547
Other(iv)	30,696,308	28,894,588	38,825,324

	458,795,641	457,394,347	490,993,506

(i)
In 2013, 2012 and 2011, these captions include costs related to operating leases totalling Euro 42,417,863, Euro 44,391,849 and Euro 45,514,664, respectively (Note 12).

(ii)
This caption relates basically to the programming costs incurred by the Pay-TV operation in Portugal, reflecting the continued growth of these services and notwithstanding the decline in costs per customer, as Pay-TV is reaching critical mass.

(iii)
The reduction in this caption is directly related to the decline of the directories business.

(iv)
This caption includes primarily mobile contents.

        In 2013, the change in direct costs reflects primarily the increase at the Portuguese telecommunications business (Euro 1 million—Note 7.a), as a result of an increase in programming costs, on the back of sustained customer growth and investment in the differentiation of the Meo content offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services, as a result of an increased weight of these services in revenues, effects that more than offset lower costs associated with the directories business and lower mobile traffic costs, explained by the impact of the regulatory MTR cuts and the decrease in services rendered.

        In 2012, the decrease of Euro 34 million in total consolidated direct costs is primarily as a result of a reduction in the Portuguese telecommunication businesses (Euro 23 million—Note 7.a), as a result of lower traffic costs at Meo, explained by the impact of the regulatory MTR cuts and a reduction of roaming interconnection costs, and lower costs associated with the directories business, which more than offset the higher programming costs due to the continued growth of pay-TV customers, notwithstanding a decline in programming costs per customer as pay-TV business reached critical mass.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

10. Costs of products sold

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Costs of products sold	133,324,046	144,074,646	144,964,725
Increases in adjustments for inventories (Note 42)	4,034,299	4,550,611	2,484,920
Reductions in adjustments for inventories (Note 42)	(2,556,599)	(10,526,575)	(9,378,627)

	134,801,746	138,098,682	138,071,018

        In 2013, the decrease of Euro 3 million in this caption reflects primarily a lower contribution of the Portuguese telecommunications business (Euro 2 million), reflecting a lower average cost of handsets and higher costs related to the disposal of set-top boxes in the first half of 2012, following the switch-off from analogical to TDT.

11. Supplies, external services and other expenses

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Specialized work	120,387,822	127,521,287	82,287,650
Support services	134,705,372	144,988,927	139,490,573
Commissions	106,689,544	108,310,828	144,519,430
Maintenance and repairs	101,259,913	88,678,609	135,797,680
Electricity	52,701,402	52,064,445	51,525,465
Operating leases (Note 12)	30,767,772	28,662,262	34,892,026
Other	72,784,411	90,367,424	95,442,926

	619,296,236	640,593,782	683,955,750

        In 2013, the decrease of Euro 21 million in this caption is primarily explained by the decrease occurred in the Portuguese telecommunications business (Euro 26 million—Note 7.a), reflecting the benefits from Portugal Telecom's FTTH and 4G-LTE networks and the extensive operational transformation programme, which continue to be visible through improved quality of service and lower cost structure, and notwithstanding the increased maintenance expenses in the first quarter of 2013 due to adverse weather conditions in that period.

        In 2012, the decrease of Euro 43 million in this caption reflects primarily lower contributions from the Portuguese telecommunications (Euro 27 million—Note 7.a) and Africatel businesses. The reduction in the Portuguese telecommunication businesses reflects mainly lower maintenance and repair expenses, support services and other third party services, benefiting from the roll out of Portugal Telecom's more efficient and reliable FTTH network, the extensive field force transformation programme and also several cost cutting initiatives undertaken in Portuguese operations.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

12. Operating leases

        In the years ended 31 December 2013, 2012 and 2011, operating lease costs were recognised under the following captions:

	2013	2012	2011
	Euro
Direct costs (Note 9)	42,417,863	44,391,849	45,514,664
Supplies, external services and other expenses (Note 11)(i)	30,767,772	28,662,262	34,892,026

	73,185,635	73,054,111	80,406,690

(i)
This caption relates mainly to rentals of property and leases of transportation equipment.

        As at 31 December 2013, the Company's obligations under non-cancellable operating lease contracts mature as follows:

Euro
2014	43,374,322
2015	22,867,004
2016	18,364,066
2017	16,757,883
2018	14,685,078
2019 and following years	38,618,394

154,666,747

13. Indirect taxes

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Spectrum fees(i)	26,710,790	28,879,072	28,372,619
Other	15,593,900	14,883,415	12,852,912

	42,304,690	43,762,487	41,225,531

(i)
This caption includes primarily spectrum fees from Portugal Telecom's mobile operation in Portugal.

14. Post retirement benefits

14.1.  Defined Benefits Plans

        As referred to in Note 3, PT Comunicações and PT SI sponsor defined benefits plans under which these companies grant pension supplements to retired and active employees, healthcare services to retired employees and eligible relatives and salaries to suspend and pre-retired employees until retirement age.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        The actuarial valuations of Portugal Telecom's defined benefits plans related to Portuguese operations as at 31 December 2013, 2012 and 2011 were computed based on the projected unit credit method and considered the following main financial and demographic actuarial assumptions:

	2013	2012	2011
Financial assumptions
Discount rate:
Pension supplements	3.00%	3.00%	4.75%
Salaries to suspended and pre-retired	2.00%	2.00%	3.75%
Healthcare	4.00%	4.00%	4.75%
Salary growth rate for responsibilities with:
Pension supplements and healthcare	1.75%	1.75%	1.75%
Salaries to suspended and pre-retired(i)	0% - 1.75%	0% - 1.75%	0% - 1.75%
Pension growth rate	GDP linked	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Applicable	Applicable
Inflation rate	2.00%	2.00%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%	3.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	AM (92)
Females	PA (90)f adjusted	PA (90)f adjusted	AF (92)
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted	PA (90)f adjusted
Retirement age(ii)	65-66	65	65
Disability table (Swiss Reinsurance Company)	25%	25%	25%
Active employees with spouses under the plan	35%	35%	35%
Turnover of employees	Nil	Nil	Nil

(i)
For salaries payable between 2013 and 2017, the salary growth rate ranges from 0% to 1% depending on the amount of the salary. As from 2018, the salary growth rate is 1.75% for all situations.

(ii)
In 2013, the Portuguese retirement age changed from 65 to 66 years old, applicable for the majority of Portugal Telecom's beneficiaries under post retirement benefit plans, although the retirement at 65 years old is still applicable for certain other employees.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

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

        After the adoption of the amendment of IAS 19, the rate of return on long-term fund assets is the same as the discount rate used.

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

        In the years ended 31 December 2013, 2012 and 2011, the total impact of changes in actuarial assumptions was a net loss of Euro 101,411,000, a net loss of Euro 136,624,616 and a net gain of Euro 19,426,453 (Note 14.5), respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

        The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 23 million as at 31 December 2013, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 69 million (Euro 56 million) as at 31 December 2013.

        The impact of an increase (decrease) by 1% in the discount rate actuarial assumption would be a increase (decrease) of post retirement benefit costs in the year 2013 by approximately Euro 8 million, corresponding to the increase (decrease) in net interest cost.

14.1.1.  Supplements benefits

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

  c)
  On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee and its final salary.

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

        As at 31 December 2013 and 2012, plans from PT Comunicações and PT SI covered 19,841 and 19,879 beneficiaries, respectively, of which approximately 64% and 63% were non-active, respectively.

        The defined benefit obligations and the fair value of the pension funds as at 31 December 2013 and 2012 were as follows:

	2013	2012
	Euro
Projected benefits obligations	117,220,407	127,330,646
Pension funds assets at fair value	(94,660,571)	(99,529,441)

Unfunded pension obligations (Note 14.2)	22,559,836	27,801,205

        During the years ended 31 December 2013 and 2012, the movement in the projected benefits obligations related to pensions supplements was as follows:

	2013	2012
	Euro
Opening balance of the projected benefits obligations	127,330,646	121,564,812
Payments of benefits and contributions
Benefits paid by the Company (Note 14.3)	(812,662)	(983,643)
Benefits paid by the funds	(9,008,399)	(9,392,359)
Post retirement benefits
Service cost	584,471	459,098
Interest cost	3,484,351	5,364,577
Prior year service gain	(2,168,000)	—
Work force reduction costs	787,000	83,981
Net actuarial losses (gains)	(2,977,000)	10,029,807
Transfers between plans (Note 14.1.3)	—	204,373

Closing balance of the projected benefits obligations	117,220,407	127,330,646

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        As at 31 December 2013 and 2012, the fair value of the portfolio of pension funds was as follows:

	2013		2012
	Amount	%	Amount	%
	Euro
Equities(i)	19,300,270	20.4%	19,922,371	20.0%
Bonds(i)	57,294,887	60.5%	60,201,161	60.5%
Property	2,314,224	2.4%	2,545,908	2.6%
Cash, treasury bills, short-term stocks and other assets(ii)	15,751,190	16.6%	16,860,001	16.9%

	94,660,571	100.0%	99,529,441	100.0%

(i)
The fair value of equity investments and bonds is quoted on active markets.

(ii)
This caption includes term deposits amounting to Euro 5 million and Euro 6 million as at 31 December 2013 and 2012, respectively.

        Portugal Telecom is exposed to risks related to the changes in the fair value of the assets associated to Portugal Telecom's post retirement defined pension supplements plans. The main purpose of the established investment policy is capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

        During the years ended 31 December 2013 and 2012, the movement in the plan assets was as follows:

	2013	2012
	Euro
Opening balance of the plan assets	99,529,441	98,480,548
Actual return on assets	3,660,130	9,341,252
Payments of benefits	(9,008,399)	(9,392,359)
Contributions made by the Company (Note 14.3)	479,399	1,100,000

Closing balance of the plan assets	94,660,571	99,529,441

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic pension cost recorded in the years ended 31 December 2013, 2012 and 2011 is presented below:

	2013	2012	2011
	Euro
Service cost	584,471	459,098	484,444
Net interest cost	631,351	904,485	770,694
Gains recognized in the period	(2,168,000)	—	—

Current pension cost (Note 14.4)	(952,178)	1,363,583	1,255,138

Work force reduction costs	787,000	83,981	10,245

Curtailment cost (Note 14.4)	787,000	83,981	10,245

Total pension cost	(165,178)	1,447,564	1,265,383

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in Shareholders' Equity, and presented in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2013 and 2012, the movement in accumulated net actuarial losses was as follows:

	2013	2012
	Euro
Opening balance	125,874,744	120,726,097
Change in actuarial assumptions (Note 14.5)	(1,059,000)	17,533,583
Differences between actual data and actuarial assumptions (Note 14.5):
Pension benefits obligations related(i)	(1,918,000)	(7,503,776)
Assets related	(807,130)	(4,881,160)

Closing balance	122,090,614	125,874,744

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        As at 31 December 2013 and 2012, healthcare plans from PT Comunicações and PT SI covered 23,503 and 24,011 beneficiaries related to employees and former employees, of which approximately 77% and 76% were non-active, respectively. In addition, as at 31 December 2013 and 2012, these plans also covered 10,268 and 10,853 beneficiaries related to relatives of employees and former employees.

        The financing of the Health Care Plan comprises defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

        The defined benefit obligations and the fair value of the health care plan assets as at 31 December 2013 and 2012 are as follows:

	2013	2012
	Euro
Projected benefits obligations	376,483,029	375,360,964
Plan assets at fair value	(291,667,071)	(299,865,329)

Unfunded obligations (Note 14.2)	84,815,958	75,495,635

        During the years ended 31 December 2013 and 2012, the movement in the projected benefits obligations was as follows:

	2013	2012
	Euro
Opening balance of the projected benefits obligations	375,360,964	352,564,459
Benefits paid by the Company (Note 14.3)	(18,864,011)	(19,000,416)
Post retirement benefits costs
Service cost	3,640,669	3,051,844
Interest cost	14,706,407	16,358,642
Work force reduction costs	1,336,000	(167,331)
Net actuarial losses	303,000	22,553,766

Closing balance of the projected benefits obligations	376,483,029	375,360,964

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        As at 31 December 2013 and 2012, the fair value of the portfolio of the Company's autonomous fund to cover post retirement health care benefits obligations was as follows:

	2013		2012
	Amount	%	Amount	%
	Euro
Equities(i)	87,389,300	30.0%	75,277,597	25.1%
Bonds(ii)	57,595,149	19.7%	88,178,641	29.4%
Cash, treasury bills, short-term stocks and other assets(iii)	146,682,622	50.3%	136,409,091	45.5%

	291,667,071	100.0%	299,865,329	100.0%

(i)
As at 31 December 2013 and 2012, this caption corresponds to investments in shares of Banco Espírito Santo (Note 48), the fair value of which is quoted on an active market.

(ii)
As at 31 December 2013 and 2012, this caption includes mainly investments in bonds of Portugal Telecom (Note 48) , the fair value of which is quoted on an active market.

(iii)
As at 31 December 2013 and 2012, this caption includes investments in the private equity funds "Ongoing International Capital Markets" and "Ongoing International Private Equity" totalling Euro 95 million and Euro 104 million, respectively, which are managed by Global Investment Opportunities SICAV (Note 48). In addition, this caption also includes term deposits amounting to Euro 14 million and Euro 11 million as at 31 December 2013 and 2012, respectively, and receivables from customers of PT Group companies totalling Euro 15 million as at 31 December 2013, following an agreement entered into with those companies for the transfer of those receivables to the fund assets.

        During the years ended 31 December 2013 and 2012, the movement in the plan assets was as follows:

	2013	2012
	Euro
Opening balance of the plan assets	299,865,329	246,214,842
Actual return on assets	13,840,743	74,473,916
Refunds (Note 14.3)(i)	(22,039,001)	(20,823,429)

Closing balance of the plan assets	291,667,071	299,865,329

(i)
This caption corresponds to refunds of expenses paid on account by PT Comunicações.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        A summary of the components of the net periodic post retirement health care cost (gain) in 2013, 2012 and 2011 is presented below:

	2013	2012	2011
	Euro
Service cost	3,640,669	3,051,844	3,042,635
Net interest cost	2,711,407	5,049,982	174,772

Current cost (gain) (Note 14.4)	6,352,076	8,101,826	3,217,407

Work force reduction program (gains) costs	1,336,000	(167,331)	186,854

Curtailment (gains) cost (Note 14.4)	1,336,000	(167,331)	186,854

Health care cost (gain)	7,688,076	7,934,495	3,404,261

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2013 and 2012, the movement in accumulated net actuarial losses was as follows:

	2013	2012
	Euro
Opening balance	247,873,029	288,484,519
Change in actuarial assumptions (Note 14.5)	(1,116,000)	37,479,958
Differences between actual data and actuarial assumptions (Note 14.5):
Health care benefits obligations related	1,419,000	(14,926,192)
Assets related	(1,845,743)	(63,165,256)

Closing balance	246,330,286	247,873,029

14.1.3.  Salaries

        As mentioned in Note 3.j, Portugal Telecom is also responsible for the payment of salaries to suspended and pre-retired employees until the retirement age, which result from agreements between both parties. As at 31 December 2013 and 2012, there were 5,330 and 5,453 suspended and pre-retired employees, respectively.

        These liabilities are not subject to any legal funding requirement and therefore the monthly payment of salaries is made directly by PT Comunicações.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        During the years ended 31 December 2013 and 2012, the movement in the projected benefits obligations was as follows:

	2013	2012
	Euro
Opening balance of the projected benefits obligations	730,437,447	782,498,256
Benefits paid by the Company (Note 14.3)	(157,741,098)	(159,517,770)
Interest cost (Note 14.4)	13,279,281	25,737,595
Work force reduction costs (Note 14.4)	120,893,230	527,010
Net actuarial (gains) losses	144,801,415	81,396,729
Transfers between plans (Note 14.1.1)	—	(204,373)

Closing balance of the projected benefits obligations (Note 14.2)	851,670,275	730,437,447

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the years ended 31 December 2013 and 2012, the movement in accumulated net actuarial losses was as follows:

	2013	2012
	Euro
Opening balance	164,894,205	83,497,476
Change in actuarial assumptions (Note 14.5)	103,586,000	81,611,075
Differences between actual data and actuarial assumptions (Note 14.5)	41,215,415	(214,346)

Closing balance	309,695,620	164,894,205

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.2.  Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the years ended 31 December 2013 and 2012 were as follows:

	Pension supplements (Note 14.1.1)	Health care benefits (Note 14.1.2)	Salaries to pre- retired and suspended employees (Note 14.1.3)	Total
	Euro
Balance as at 31 December 2011	23,084,264	106,349,617	782,498,256	911,932,137
Transfers between plans	204,373	—	(204,373)	—
Net periodic pension cost (gain) (Note 14.4)	1,363,583	8,101,826	25,737,595	35,203,004
Work force reduction costs (Note 14.4)	83,981	(167,331)	527,010	443,660
Payments, contributions and refunds (Note 14.3)	(2,083,643)	1,823,013	(159,517,770)	(159,778,400)
Net actuarial losses (gains) (Note 14.5)	5,148,647	(40,611,490)	81,396,729	45,933,886

Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287
Transfers between plans	—	—	—	—
Net periodic pension cost (gain) (Note 14.4)	(952,178)	6,352,076	13,279,281	18,679,179
Work force reduction costs (Note 14.4)	787,000	1,336,000	120,893,230	123,016,230
Payments, contributions and refunds (Note 14.3)	(1,292,061)	3,174,990	(157,741,098)	(155,858,169)
Net actuarial losses (gains) (Note 14.5)	(3,784,130)	(1,542,743)	144,801,415	139,474,542

Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069

        Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 31 December 2013 and 2012, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

	2013	2012
	Euro
Plans with a deficit position:
Pension supplements	24,393,836	29,434,045
Healthcare	84,815,958	75,495,635
Salaries to pre-retired and suspended employees	851,670,275	730,437,447

	960,880,069	835,367,127
Plans with a surplus position:
Pensions	(1,834,000)	(1,632,840)

	(1,834,000)	(1,632,840)

	959,046,069	833,734,287

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.3.  Cash flows relating to post retirement benefits plans

        During the years ended 31 December 2013, 2012 and 2011, the payments and contributions regarding post retirement benefits were as follows:

	2013	2012	2011
	Euro
Pensions supplements
Contributions to the funds (Note 14.1.1)	479,399	1,100,000	1,650,000
Payments of premiums to pre-retired and suspended employees (Note 14.1.1)	812,662	983,643	1,109,982

Sub total (Note 14.2)	1,292,061	2,083,643	2,759,982

Health care
Refunds (Note 14.1.2)	(22,039,001)	(20,823,429)	(23,291,856)
Payments of health care expenses (Note 14.1.2)	18,864,011	19,000,416	17,964,841

Sub total (Note 14.2)	(3,174,990)	(1,823,013)	(5,327,015)

Other payments
Payments of salaries to pre-retired and suspended employees (Notes 14.1.3)	157,741,098	159,517,770	174,044,745
Termination payments (Note 14.4)	4,036,413	1,923,146	3,816,660
Service cost related to liabilities transferred to the Portuguese State(i)	21,751,775	25,482,982	21,783,360

Sub total	183,529,286	186,923,898	199,644,765

	181,646,357	187,184,528	197,077,732

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.4.  Post retirement benefit costs

        In 2013, 2012 and 2011, post retirement benefit costs and work force reduction program costs were as follows:

	2013	2012	2011
	Euro
Post retirement benefits
Pension supplements (Notes 14.1.1 and 14.2)	(952,178)	1,363,583	1,255,138
Health care benefits (Notes 14.1.2 and 14.2)	6,352,076	8,101,826	3,217,407
Salaries (Notes 14.1.3 and 14.2)	13,279,281	25,737,595	31,387,011
Service cost related to liabilities transferred to the Portuguese state(i)	21,783,507	22,337,314	25,112,665

	40,462,686	57,540,318	60,972,221

Work force reduction costs
Pensions supplements (Notes 14.1.1 and 14.2)	787,000	83,981	10,245
Health care (Notes 14.1.2 and 14.2)	1,336,000	(167,331)	186,854
Salaries (Notes 14.1.3 and 14.2)	120,893,230	527,010	32,434,698
Termination payments (Note 14.3)	4,036,413	1,923,146	3,816,660

	127,052,643	2,366,806	36,448,457

(i)
This caption corresponds to a fixed contribution paid by Portugal Telecom to the Portuguese Social Security System relating to the annual service of active and suspended employees entitled to pension benefits under the Company's post retirement benefit plans transferred to the Portuguese State in December 2010.

14.5.  Net actuarial losses (gains)

        In the years ended 31 December 2013, 2012 and 2011, net actuarial losses (gains) recorded in the Consolidated Statement of Comprehensive Income were as follows:

	2013	2012	2011
	Euro
Changes in actuarial assumptions
Pension supplements (Note 14.1.1)	(1,059,000)	17,533,583	(374,801)
Health care benefits (Note 14.1.2)	(1,116,000)	37,479,958	—
Salaries (Note 14.1.3)	103,586,000	81,611,075	(19,051,652)

Sub-total	101,411,000	136,624,616	(19,426,453)

Differences between actual data and actuarial assumptions
Pension supplements (Note 14.1.1)	(2,725,130)	(12,384,936)	4,399,015
Health care benefits (Note 14.1.2)	(426,743)	(78,091,448)	93,937,765
Salaries (Note 14.1.3)	41,215,415	(214,346)	(12,551,453)

Sub-total	38,063,542	(90,690,730)	85,785,327

Total (Notes 14.2 and 44.5)	139,474,542	45,933,886	66,358,874

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

        Net actuarial losses (gains) related to changes in actuarial assumptions resulted from the changes in the financial and demographic actuarial assumptions detailed in Note 14.1, as follows:

  •
  Net actuarial losses recognized in 2013 amounting to Euro 101 million correspond to the impact of the change in the Portuguese retirement age from 65 to 66 years old;

  •
  Net actuarial losses recognized in 2012 amounting to Euro 137 million include primarily the impacts of (1) the suspension of the early retirement regime (loss of Euro 39 million), either permanently for employees under the CGA regime or during the financial assistance programme to Portugal for the remaining employees, (2) the reduction in the discount rates for responsibilities with pension supplements, health care benefits and salaries payable to suspended and pre-retired employees (loss of Euro 102 million), as detailed in Note 14.1, and (3) the change in the mortality tables for active beneficiaries;

  •
  Net actuarial gains recognized in 2011 amounting to Euro 19 million correspond to the reduction of the salary increase rate for responsibilities with salaries payable to suspended and pre retired employees;

        The detail of net actuarial gains and losses resulting from differences between actual data and actuarial assumptions is as follows:

  •
  Net actuarial losses recognized in 2013 amounting to Euro 38 million include (1) a gain of Euro 3 million related to the difference between actual return on plan assets (+4.5%) and expected return on plan assets calculated based on discount rates used to compute PBO, and (2) a loss of Euro 41 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations, namely those assumptions related to the salary, pension and healthcare cost trend growth rates;

  •
  Net actuarial gains recognized in 2012 amounting to Euro 91 million include (1) a gain of Euro 68 million related to the difference between actual return on plan assets (+25.2%) and expected return on plan assets calculated based on discount rates used to compute PBO, and (2) a gain of Euro 23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations, namely those assumptions related to the salary, pension and healthcare cost trend growth rates.

  •
  Net actuarial losses recognized in 2011 amounting to Euro 86 million include (1) a loss of Euro 92 million related to the difference between actual return on plan assets (-16.6%) and expected return on plan assets calculated based on discount rates used to compute PBO, and (2) a gain of Euro 7 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

14. Post retirement benefits (Continued)

14.6.  Other disclosures

        The tables below include the present value of projected benefits obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses for all the plans mentioned above as at 31 December 2013, 2012, 2011, 2010 and 2009 and for the years then ended:

	2013	2012	2011	2010	2009
	Euro
Projected benefits obligations(i)	1,345,373,711	1,233,129,057	1,256,627,527	1,396,705,310	3,836,915,409
Plan assets at fair value(i)	(386,327,642)	(399,394,770)	(344,695,390)	(448,145,688)	(2,369,524,484)

Responsibilities for post retirement benefits, net	959,046,069	833,734,287	911,932,137	948,559,622	1,467,390,925

(i)
The decrease in the year ended 31 December 2010 relates mainly to a transfer of certain defined benefit pension plans to the Portuguese State.

	2013	2012	2011	2010	2009
	Euro
Changes in actuarial assumptions	101,411,000	136,624,616	(19,426,453)	441,787,345	(1,660,464)
Differences between actual data and actuarial assumptions:
Projected benefits obligations related	40,716,415	(22,644,314)	(6,997,663)	(67,472,319)	15,523,139
Plan assets related	(2,652,873)	(68,046,416)	92,782,990	72,411,885	(184,120,001)

Total net actuarial losses (gains)	139,474,542	45,933,886	66,358,874	446,726,911	(170,257,326)

15. Other costs (gains), net

        Net other gains amounted to Euro 73 million and Euro 23 million in the years ended 31 December 2013 and 2012, respectively. In 2013, this caption includes (1) a gain resulting from the settlement of contractual obligations related with the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognized, (2) a gain related to the wireline Concession Agreement, and (3) provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts, including an impairment loss on recorded over the goodwill related to the directories business (Note 35). In 2012, this caption includes a gain related to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, partially offset by provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

16. Net interest expenses

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Interest expense
Related to loans obtained and financial instruments	345,682,897	344,266,779	340,932,925
Other	5,689,870	4,120,654	28,019,238
Interest income
Related to cash, short-term investments and financial instruments	(90,197,912)	(126,521,456)	(240,655,092)
Other	(3,751,594)	(8,851,396)	(6,807,488)

	257,423,261	213,014,581	121,489,583

        In 2013, the increase in net interest expenses reflects primarily an increase in the average cost of net debt from Portuguese operations, from 4.2% in the year ended 31 December 2012 to 5.3% in the year ended 31 December 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, explained by the bonds issued in the end of 2012.

        In 2012, the increase in net interest expenses reflects primarily (1) an Euro 51 million interest gain recorded in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011 and (2) the interest income recorded in 2011 up to October related to the present value of the receivable from Telefónica regarding the disposal of Vivo.

17. Net foreign currency exchange losses

        Net foreign currency exchange losses amounted to Euro 22 million in 2013, as compared to Euro 2 million in 2012 and 2011. The increase in 2013 reflects mainly the impact of the significant depreciation of the US Dollar against the Euro in 2013 on net assets denominated in US Dollars.

18. Net losses (gains) on financial assets and other investments

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Derivative financial instruments (Note 45)	1,294,128	3,838,959	(586,752)
Real estate investments	473,729	309,915	308,619
Other, net	246,610	(226,942)	(284,120)

	2,014,467	3,921,932	(562,253)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

19. Net other financial expenses

        The composition of this caption in the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Bank commissions and expenses	44,255,667	39,652,204	36,571,548
Other	10,379,760	4,912,881	18,335,145

	54,635,427	44,565,085	54,906,693

20. Income taxes

        In 2013, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million (Euro 10.0 million in 2012) and at the rate of 5.0% on taxable income in excess of Euro 7.5 million (Euro 10.0 million in 2012), resulting in a maximum aggregate tax rate of approximately 31.5% for taxable income higher than Euro 7.5 million (Euro 10.0 million in 2012).

        As from 2014, companies located in mainland Portugal are subject to Corporate Income Tax at a base rate of 23%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rates of 3.0% on taxable income between Euro 1.5 million and Euro 7.5 million, 5.0% on taxable income between Euro 7.5 million and Euro 35.0 million and 7.0% on taxable income in excess of Euro 35.0 million, resulting in a maximum aggregate tax rate of approximately 31.5% for taxable income higher than Euro 35.0 million.

        Portugal Telecom adopted the tax consolidation regime for groups of companies, which apply to all companies located in Portugal in which it holds at least 90% of the capital stock and that comply with Article 69 of the Portuguese Corporate Income Tax Law. As from 2014, this 90% threshold was decreased to 75%.

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during a period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustments which may result from such reviews, as well as other tax contingencies, will not have a material impact on the consolidated financial statements as at 31 December 2013, considering the provisions recorded by the Company (Note 42).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

20.1.  Deferred taxes

        During the years ended 31 December 2013 and 2012, the movements in deferred tax assets and liabilities were as follows:

		Increases and reductions		Change in tax rate(ii)
	Balance 31 Dec 2012	Net income	Other reserves and accumulated earnings(i)	Net income	Other reserves and accumulated earnings(i)	Foreign currency translation adjustments(iii)	Transfers and other movements	Balance 31 Dec 2013
	Euro
Deferred tax assets
Post-retirement benefits	282,575,908	(4,329,497)	34,979,436	(11,356,545)	(13,548,178)	—	(98,763)	288,222,361
Tax losses carryforward(iv)	194,508,970	32,527,726	—	(18,123,336)	—	—	—	208,913,360
Provisions and adjustments	69,034,645	(11,867,267)	—	(1,803,423)	—	22,326	465,786	55,852,067
Financial instruments	2,267,475	(793,571)	(634,984)	(66,779)	—	—	(4,188)	767,953
Other	12,013,814	(488,250)	—	(725,126)	—	2,506	336,233	11,139,177

	560,400,812	15,049,141	34,344,452	(32,075,209)	(13,548,178)	24,832	699,068	564,894,918

Deferred tax liabilities
Revaluation of fixed assets	171,526,102	(10,526,934)	—	—	(12,879,404)	—	(6,616)	148,113,148
Gains on disposals of investments	1,053,237	(520,215)	—	(42,642)	—	—	1	490,381
Financial instruments	14,286,361	—	—	—	(1,142,909)	—	—	13,143,452
Other(v)	83,525,446	357,042	—	(418,379)	—	(7,580,323)	6,193,926	82,077,712

	270,391,146	(10,690,107)	—	(461,021)	(14,022,313)	(7,580,323)	6,187,311	243,824,693

		25,739,248	34,344,452	(31,614,188)	474,135	7,605,155	(5,488,243)

(i)
Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses recognized in the period, amounting to Euro 21,431,258 (Note 44.5), and on reevaluations reserves, amounting to Euro 12,879,404 (Note 44.5) and on losses recorded under cash flow hedges, amounting to Euro 507,925.

(ii)
This caption corresponds mainly to the impact of the decrease in the statutory tax rate applicable in Portugal for the year 2014, as mentioned above.

(iii)
Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Namibian Dollar against the Euro.

(iv)
This caption includes mainly tax losses carryforward from Portugal Telecom that were generated in 2011, 2012 and 2013 and have a maturity of four years for the tax losses generated in 2011 and five years for the tax losses generated in 2012 and 2013. These tax losses can only be used up to a limit of 75% of taxable profits for each period. In the event that the proposed business combination between Portugal Telecom and Oi (Note 1) is completed, these tax losses will be available only upon the approval from the tax authorities, as under the proposed business combination Portugal Telecom would cease to exist.

(v)
Other deferred tax liabilities as at 31 December 2013 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 62 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

		Increases and reductions
	Balance 31 Dec 2011	Net income	Other reserves and accumulated earnings(i)	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
	Euro
Deferred tax assets
Post retirement benefits	405,686,262	(134,972,134)	11,492,585	—	369,195	282,575,908
Tax losses carryforward(ii)	115,703,314	78,341,666	—	—	463,990	194,508,970
Provisions and adjustments	55,945,658	9,272,808	—	—	3,816,179	69,034,645
Financial instruments	4,188,083	(881,363)	(1,035,056)	—	(4,189)	2,267,475
Other	8,965,790	3,496,144	—	(36,682)	(411,438)	12,013,814

	590,489,107	(44,742,879)	10,457,529	(36,682)	4,233,737	560,400,812

Deferred tax liabilities
Revaluation of fixed assets	182,463,945	(10,937,589)	—	—	(254)	171,526,102
Gains on disposals of investments	1,341,723	(288,485)	—	—	(1)	1,053,237
Financial instruments	14,286,361	—	—	—	—	14,286,361
Other(iii)	78,614,832	12,543,899	(2,420,197)	(625,840)	(4,587,248)	83,525,446

	276,706,861	1,317,825	(2,420,197)	(625,840)	(4,587,503)	270,391,146

		(46,060,704)	12,877,726	589,158	8,821,240

(i)
Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on net actuarial losses recognized in the period, amounting to Euro 11,492,585 (Note 44.5), and on losses recorded under cash flow hedges, amounting to Euro 1,035,056.

(ii)
This caption includes mainly tax losses carryforward from Portugal Telecom that were generated in 2011 and 2012 that have a maturity of four and five years, respectively, and can only be used up to a limit of 75% of taxable profits for each period.

(iii)
Other deferred tax liabilities as at 31 December 2012 include primarily the tax effect on unpaid dividends from associated companies, amounting to Euro 59 million.

        As mentioned in Note 3.o), deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities the reversal of which is expected in the same period in which the deferred tax assets reverse. Portugal Telecom believes that deferred tax assets recorded in the Consolidated Statement of Financial Position are recoverable either through its future taxable income,

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

based on the Group's budget for the year 2014 and projections of results for the subsequent years adjusted for differences between the accounting and taxable earnings and for certain financial operations to be undertaken in the future, or through the reversal of deferred tax liabilities.

20.2.  Reconciliation of income tax

        The reconciliation between the nominal and the effective income tax expense for the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Income before taxes	449,998,494	435,695,771	506,621,507
Statutory tax rate	31.5%	31.5%	29.0%

	141,749,526	137,244,168	146,920,237
Difference in tax rates(i)	2,680,801	(30,322,650)	(46,096,430)
Permanent differences(ii)	(104,311,738)	21,883,208	25,803,686
Provisions for income tax contingencies (Note 42)	10,140,248	15,618,146	7,559,758
Adjustments to the income taxes of previous years	(19,851,137)	(18,814,781)	(32,963,174)
Change in tax rate(iii)	31,614,188	—	(2,168,609)

	62,021,888	125,608,091	99,055,468

Income tax
Income tax-current	56,146,948	79,547,387	42,687,687
Deferred taxes	5,874,940	46,060,704	56,367,781

	62,021,888	125,608,091	99,055,468

(i)
This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and other tax rates applicable to Group companies, namely foreign operations. In 2013, the change in this caption reflects primarily lower earnings from Portugal Telecom's equity investment in Unitel, the earnings of which are taxable in Portugal at a lower rate that the statutory tax rate, and higher taxable losses from PT Comunicações, which are taxable at the 25% base rate, lower than the maximum statutory tax rate of 31.5%.

(ii)
In 2013, the change in this caption reflects primarily the impact of higher non-taxable gains recorded in 2013, including mainly the gain recorded upon the disposal of the investment in CTM (Note 32.a) and the gain resulting from the settlement of contractual obligations assumed under the acquisition of Oi (Note 15).

(iii)
This caption corresponds to the impact of the change in the Portuguese statutory tax rate described above, applicable as from 2014, as a result of which deferred tax assets and liabilities were remeasured accordingly. In 2011, this caption corresponds primarily to the changes in the Portuguese statutory tax rate that occurred in December 2011, as a result of which the maximum aggregate statutory tax rate applicable in Portugal as from 1 January 2012 increased to 31.5% and,

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

20. Income taxes (Continued)

  consequently, deferred taxes of Portuguese companies were adjusted for, resulting in a gain of Euro 2 million.

  21. Non-controlling interests

          During the years ended 31 December 2013 and 2012, the movements in non-controlling interests were as follows:

	Balance 31 Dec 2012	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2013
	Euro
Africatel	103,877,972	—	26,048,702	(6,250,000)	(12,307,788)	(1,813,093)	109,555,793
MTC	63,270,388	—	22,283,773	(20,261,551)	(16,341,029)	—	48,951,581
Cabo Verde Telecom	36,373,081	—	3,708,162	(3,326,459)	—	—	36,754,784
Timor Telecom	11,202,237	(792,784)	2,691,725	—	(584,476)	18,693	12,535,395
CST	8,392,468	—	9,486	—	—	—	8,401,954
TPT	3,328,307	—	786,583	(154,000)	—	(165,048)	3,795,842
LTM	2,181,095	—	1,340,361	(1,334,025)	(134,165)	(1)	2,053,265
Kenya Postel Directories	1,260,836	—	(290,961)	(382,718)	(38,246)	82,328	631,239
Previsão	393,901	—	53,807	—	—	1,187	448,895
Other	2,394,061	—	364,013	(276,510)	(114,574)	—	2,366,990

	232,674,346	(792,784)	56,995,651	(31,985,263)	(29,520,278)	(1,875,934)	225,495,738

(i)
Foreign currency translation adjustments are primarily explained by the impact of the depreciation of the Namibian Dollar and US Dollar against the Euro in 2013.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

21. Non-controlling interests (Continued)

	Balance 31 Dec 2011	Acquisitions (disposals) and share capital increases (reductions)	Net income	Dividends	Currency translation adjustments(i)	Other movements	Balance 31 Dec 2012
	Euro
Africatel(ii)	83,863,847	(12,825,000)	41,562,967	—	(4,186,066)	(4,537,776)	103,877,972
MTC	66,642,692	—	22,628,517	(21,642,369)	(4,583,105)	224,653	63,270,388
Cabo Verde Telecom	41,278,588	—	7,373,541	(12,279,048)	—	—	36,373,081
Timor Telecom	12,491,211	—	7,761,368	(9,018,652)	(32,093)	403	11,202,237
CST	8,119,457	—	273,011	—	—	—	8,392,468
TPT	3,540,645	—	2,232,930	(2,305,487)	—	(139,781)	3,328,307
LTM	2,318,736	—	1,485,510	(1,343,415)	(279,736)	—	2,181,095
Kenya Postel Directories	1,373,998	—	353,478	(418,689)	(47,951)	—	1,260,836
Previsão	497,015	—	(103,160)	—	—	46	393,901
Other	2,103,783	—	715,737	(337,430)	(56,852)	(31,177)	2,394,061

	222,229,972	(12,825,000)	84,283,899	(47,345,090)	(9,185,803)	(4,483,632)	232,674,346

(i)
Foreign currency translation adjustments are primarily explained by the impact of the depreciation of the Namibian Dollar against the Euro in 2012.

(ii)
The movement under the caption "Acquisitions (disposals) and share capital increases (reductions)" relates to the share of non-controlling interests in a share capital reduction undertaken by this company.

22. Dividends

        During the years ended 31 December 2013, 2012 and 2011, dividends paid by Portugal Telecom were as follows (Note 47.j):

	2013	2012	2011
	Euro
Ordinary dividend(i)	284,658,563	569,317,125	579,640,590
Extraordinary dividend	—	—	558,993,660

	284,658,563	569,317,125	1,138,634,250

(i)
In 2012, this caption includes Euro 188,312,588 paid in January, corresponding to an advance on account of 2011 profits approved by the Board of Directors on 15 December 2011, and Euro 381,004,538 paid in May.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

22. Dividends (Continued)

        On 6 May 2011, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros per share proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, in the year ended 31 December 2011, Portugal Telecom paid a total amount of Euro 1,138,634,250 relating to 875,872,500 shares (896,512,500 issued shares net of 20,640,000 own shares held through equity swap contracts), which includes an amount of Euro 20,646,929 paid to Telemar Norte Leste in relation to a portion of the shares held by this entity corresponding to Portugal Telecom's effective interest in Oi, resulting in a net impact on shareholders' equity amounting to Euro 1,117,987,321.

        On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, totalling an amount of Euro 188,312,588, which was included in the Consolidated Statement of Financial Position as at 31 December 2011 under the caption "Other current liabilities" and was paid on 4 January 2012. That amount includes an amount of Euro 3,512,719 payable to Telemar Norte Leste, resulting in a net effect on shareholder's equity amounting to Euro 184,799,868.

        On 27 April 2012, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 381,004,538 in relation to 875,872,500 shares, which includes an amount of Euro 9,067,098 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom's 89,651,205 shares held by this entity corresponding to Company's effective interest in Oi, resulting in a net impact on shareholders' equity amounting to Euro 371,937,439.

        On 19 April 2013, the Annual Shareholders' Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 32.5 cents per share, which was paid on 17 May 2013, amounting to Euro 284,658,563 million in relation to 875,872,500 shares, which includes an amount of Euro 6,774,270 paid to Telemar Norte Leste in relation to a portion of the Portugal Telecom's 89,651,250 shares held by this entity corresponding to Company's effective interest in Oi, resulting in a net impact on shareholders' equity amounting to Euro 277,884,293.

        Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom's shares adjusted by 20,640,000 shares held through equity swaps.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

23. Earnings per share

        Earnings per share for the years ended 31 December 2013, 2012 and 2011 were computed as follows:

		2013	2012	2011
		Euro
Net income attributable to equity holders of the parent	(1)	330,980,955	225,803,781	333,894,411
Financial costs related to exchangeable bonds (net of tax)	(2)	30,807,282	30,442,820	30,138,517

Net income considered in the computation of the diluted earnings per share	(3)	361,788,237	256,246,601	364,032,928

Weighted average common shares outstanding in the period(i)	(4)	855,053,670	856,659,594	864,161,921
Effect of the exchangeable bonds(ii)		84,175,084	82,472,694	74,833,069

	(5)	939,228,754	939,132,288	938,994,990

Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.39	0.26	0.39
Diluted	(3)/(5)	0.39	0.26	0.39

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

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

24. Short-term investments

        This caption consists of short-term financial applications which have terms and conditions previously agreed with financial institutions. As at 31 December 2013 and 2012, the composition of this caption is as follows:

	2013	2012
	Euro
Debt securities(i)	750,000,000	510,000,000
Debentures(ii)	161,820,445	113,628,357
Other short-term investments	2,308,312	2,369,431

	914,128,757	625,997,788

(i)
This caption includes primarily debt securities issued by PT Finance and Portugal Telecom that had an average maturity of approximately 2 months and were settled in 2014 at nominal value plus accrued interest.

(ii)
The debentures as at 31 December 2013, amounting to approximately Euro 162 million, were issued by Banco Santander Brasil, S.A. and Dibens Leasing, S.A. and were subscribed by Brazilian subsidiaries of Portugal Telecom Group. The maturity of these notes is approximately one year.

25. Accounts receivable—trade

        As at 31 December 2013 and 2012, this caption consists of:

	2013	2012
	Euro
Accounts receivable—trade:
Accounts receivable from customers	878,013,992	910,670,634
Unbilled revenues(i)	122,248,587	155,313,652

Sub-total	1,000,262,579	1,065,984,286
Adjustments for doubtful accounts receivable—trade (Note 42)	(237,326,106)	(269,193,656)

	762,936,473	796,790,630

(i)
As at 31 December 2013, this caption includes revenues not yet billed to Fundação das Comunicações Móveis totalling Euro 56 million, which relate mainly to 2010 and previous years. The remaining amounts included under this caption correspond primarily to revenues recorded in the current year, which are billed in the subsequent year.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

26. Accounts receivable—other

        As at 31 December 2013 and 2012, this caption consists of:

	2013	2012
	Euro
Current accounts receivable—other
Receivables from related parties(i)	234,818,369	264,563,890
Advances to suppliers	17,525,855	14,345,227
Accrued interest income	7,278,309	21,222,354
Other(ii)	158,062,517	108,304,309

Sub-total	417,685,050	408,435,780
Adjustments for other current accounts receivable (Note 42)	(11,233,554)	(11,378,799)

	406,451,496	397,056,981

Non-current accounts receivable—other
Other non-current accounts receivable	1,080,306	2,432,547

	1,080,306	2,432,547

(i)
This caption includes primarily dividends receivable from Portugal Telecom's associated company Unitel (Note 48.a).

(ii)
The increase in this caption reflects primarily the recognition in 2013 of a receivable related to the wireline Concession Agreement, as explained in Note 15.

27. Inventories

        As at 31 December 2013 and 2012, this caption consists of:

	2013	2012
	Euro
Merchandise(i)	82,657,026	93,568,313
Raw materials and consumables	31,308,018	33,614,530
Work in progress	1,751,563	6,507,792

Sub-total	115,716,607	133,690,635
Adjustments for obsolete and slow-moving inventories (Note 42)	(29,843,659)	(28,765,102)

	85,872,948	104,925,533

(i)
As at 31 December 2013 and 2012, this caption includes mainly mobile terminal equipment and fixed telephones, modems (internet access through ADSL), and set-top boxes from the telecommunications business in Portugal.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

28. Taxes receivable and payable

        As at 31 December 2013 and 2012, this caption consists of:

	2013		2012
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes
Value-added tax	14,869,413	41,104,614	10,100,914	33,196,210
Income taxes	51,905,644	2,165,427	46,151,079	2,178,460
Personnel income tax withholdings	—	9,330,374	—	14,814,413
Social Security Contributions	—	10,828,681	—	9,886,565
Other	296,235	2,611,168	—	497,321

	67,071,292	66,040,264	56,251,993	60,572,969
Taxes in foreign countries	3,861,167	14,067,678	15,377,850	21,344,538

	70,932,459	80,107,942	71,629,843	81,917,507

Non-current taxes
Taxes in foreign countries	24,739	—	59,313	—

29. Prepaid expenses

        As at 31 December 2013 and 2012, this caption consists of:

	2013	2012
	Euro
Interest paid in advance	29,563,928	29,248,675
Marketing and publicity expenses paid in advance	6,370,358	8,281,403
Direct costs	5,841,850	7,121,253
Rentals	6,035,233	5,794,149
Maintenance and repairs	3,290,448	3,932,889
Telephone directories	2,918,237	3,079,345
Other	11,224,050	4,956,374

	65,244,104	62,414,088

30. Investments in joint ventures

        On 28 March 2011, as refered to in Note 1, Portugal Telecom concluded the acquisition process of its investments in Oi and Contax and the agreements with the controlling shareholders of these companies, for a total cash consideration of R$8,437 million (Euro 3,728 million). The investment in Telemar was realized through the acquisition of a direct stake in this company and indirectly through the acquisition of stakes in the share capital of its controlling shareholders, while the investment in Contax was realized indirectly through the acquisition of a stake in the share capital of CTX.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

        Oi Group is the leading provider of telecommunication services in the Brazilian market, providing these services through Oi, S.A. and its subsidiaries, and Contax is one of the leading corporate services company and the leader in contact centre services in Brazil.

        The terms of the shareholders' agreements entered into by Portugal Telecom, AG and LF in relation to the investments in Oi and Contax contain provisions to produce unanimous voting by these parties in meetings of the board of directors of Telemar Participações and CTX Participações on strategic financial and operating decisions relating to the activity of the Oi and Contax groups, respectively. Therefore, in accordance with the provisions of IFRS 11, the Company concluded that it contractually shares the control of Telemar Participações and CTX Participações, and accordingly, these companies together with its subsidiaries are classified as joint ventures, and consequently, accounted for by the equity method.

30.1 Detail of Portugal Telecom's investments in joint ventures

        The detail of Portugal Telecom's total investment in Oi, Contax and its controlling shareholders, is as follows:

	2013	2012
	Euro
Oi	2,013,310,333	2,488,085,654
Financial Investment(i)	1,254,256,430	1,573,492,521
Goodwill(ii)	759,053,903	914,593,133
Contax	54,251,514	60,077,175
Financial investment	18,246,588	16,694,409
Goodwill(ii)	36,004,926	43,382,766
Telemar Participações(iii)	77,907,584	90,953,229
LF(iv)	120,551,271	157,499,710
AG(iv)	124,513,850	161,542,615
CTX	16,181,157	20,708,350
Other	1,531,151	1,193,834

	2,408,246,860	2,980,060,567

(i)
As at 31 December 2013 and 2012, this financial investment reflects the Company's 15.4% and 15.6% direct interest in Oi's net assets amounting to Euro 8,162 million and Euro 10,118 million, respectively, the detail of which is presented below, including some related explanatory notes. The reduction in the carrying value of this investment during the year 2013 reflects primarily the impact of the depreciation of the Brazilian Real against the Euro, amounting to approximately Euro 256 million, and the dividends received from Oi in March and October 2013, totalling Euro 86 million (Note 47.e), effects that were partially offset by the Company's share in Oi's earnings, amounting to Euro 23 million, the detail of which is presented below, and also by Portugal Telecom's

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

  share in Oi's other comprehensive income related to net actuarial gains on defined benefit pension plans and hedging effects on financial instruments.

(ii)
The change in these captions reflects the impact of the depreciation of the Brazilian Real against the Euro (Euro 163 million).

(iii)
As at 31 December 2013 and 2012, Portugal Telecom held a 12.1% direct interest in Telemar Participações. The investment in Telemar Participações reflected its net assets composed by (1) this company's investment in Oi through a 18.8% direct interest, and (2) its outstanding gross debt totalling Euro 942 million (Euro 1,249 million as at 31 December 2012).

(iv)
As at 31 December 2013 and 2012, Portugal Telecom held a 35% direct interest in both AG and LF. The investments in these companies reflected their net assets composed by (1) their investments in Telemar Participações through a 19.4% direct interest each and in Oi through a 4.25% direct interest each, and (2) their outstanding gross debt, amounting to Euro 196 million for AG and Euro 199 million for LF (Euro 249 million and Euro 247 million as at 31 December 2012, respectively).

        Oi's net assets presented below are adjusted to reflect the effects of the purchase price allocation performed by Portugal Telecom in connection with the acquisition of this investment as well as other

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

adjustments to conform with the Group accounting policies. The detail of Oi's net assets as at 31 December 2013 and 2012 is as follows:

	2013	2012
	Euro
Cash and cash equivalents	762,768,814	1,632,283,721
Short-term investments	163,210,160	921,209,009
Current accounts receivable	3,050,513,483	2,880,155,049
Current taxes receivable	713,511,917	1,249,247,062
Current judicial deposits(i)	404,055,634	765,022,630
Goodwill	22,692,638	29,241,257
Tangible assets(ii)	8,011,567,784	9,175,484,852
Intangible assets(iii)	8,284,614,390	10,585,042,493
Post retirement benefits	18,479,119	38,184,979
Deferred taxes(iv)	1,867,025,458	2,290,228,031
Non-current judicial deposits(i)	3,392,355,244	3,596,216,632
Other	755,899,047	838,655,543

Total assets	27,446,693,688	34,000,971,258

Short-term debt(v)	1,075,578,550	822,083,171
Current accounts payable	847,752,589	1,647,774,733
Current accrued expenses	1,014,419,828	996,864,374
Current taxes payable	841,981,404	1,337,164,767
Current provisions(vi)	375,591,309	662,889,579
Medium and long-term debt(v)	9,062,011,675	11,035,628,461
Non-current taxes payable(vii)	849,402,537	1,192,461,097
Non-current provisions(vi)	1,348,916,630	1,877,087,797
Post retirement benefits	197,557,853	322,084,150
Deferred taxes(iv)	1,984,575,960	2,584,935,660
Other(viii)	1,687,211,722	1,403,529,996

Total liabilities	19,285,000,057	23,882,503,785

Total(a)	8,161,693,631	10,118,467,473

(a)
As at 31 December 2013 e 2012, Portugal Telecom held a 15.4% and 15.6% direct interest in Oi's shareholders' equity of Euro 8,162 million and Euro 10,118 million, respectively, which corresponds to an investment of Euro 1,254 million and Euro 1,573 million, respectively.

        Information on the main captions of the statement of financial position of Oi is provided below.

(i)    Judicial deposits

        Oi has several legal proceedings, including civil, labor and tax contingencies, for which, in accordance with Brazilian law, companies are required, in certain situations, to make judicial deposits

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

or to present financial guarantees with the applicable judicial entities. These judicial deposits are made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation. As at 31 December 2013 and 2012, the composition of total current and non-current judicial deposits is as follows:

	2013	2012
	Euro
Judicial deposits
Civil	2,565	2,952
Tax	699	784
Labor	532	625

	3,796	4,361

Current	404	765
Non-current	3,392	3,596

(ii)   Tangible assets

        As at 31 December 2013 and 2012, the composition of tangible assets of Oi is as follows:

	2013	2012
	Euro
Basic equipment	7,094,394,959	7,997,507,842
Buildings and other constructions	640,679,943	872,165,581
Administrative equipment	118,397,789	142,871,286
Land	61,074,369	74,442,172
Other tangible assets	97,020,724	88,497,971

	8,011,567,784	9,175,484,852

        Basic equipment relate mainly to infrastructure and transmission equipment.

(iii) Intangible assets

        As at 31 December 2013 and 2012, the composition of intangible assets of Oi is as follows:

	2013	2012
	Euro
Industrial property and other rights	8,127,075,567	10,336,877,971
Other intangible assets	157,538,823	248,164,522

	8,284,614,390	10,585,042,493

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

        The caption "Industrial property and other rights" includes primarily:

  •
  Euro 7,392 million and Euro 9,471 million as at 31 December 2013 and 2012, respectively, related to regulatory licenses held by Oi Group, including both mobile licenses and fixed line concessions, which were adjusted to fair value as at 31 March 2011, following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi. Fixed concessions are held by Telemar Norte Leste and Oi, S.A. and are amortized through the concession periods (until 2025), while mobile licenses are held by TNL PCS and Brasil Telecom Celular and amortized through the period of the licenses plus one renewal period (until 2038).

  •
  Euro 148 million and Euro 320 million as at 31 December 2013 and 2012, respectively, corresponding to the fair value, net of accumulated depreciation, of Oi's customer bases , which were recognized at fair value as at 31 March 2011 following the purchase price allocation performed by Portugal Telecom under the acquisition of the investment in Oi; these amounts are amortized, on a linear basis, based on the estimated average period of customer retention.

  •
  Euro 413 million and Euro 490 million as at 31 December 2013 and 2012, respectively, related to software licenses.

(iv)  Deferred taxes

        As at 31 December 2013 and 2012, the composition of deferred tax assets and liabilities of Oi is as follows:

	2013	2012
	Euro
Deferred tax assets
Provisions and adjustments	844,402,014	1,193,050,021
Tax losses carryforward	800,360,378	815,943,927
Other	222,263,066	281,234,083

	1,867,025,458	2,290,228,031

Deferred tax liabilities	1,984,575,960	2,584,935,660

        Tax losses carryforward in Brazil have no maturity but can only be used up to a limit of 30% of taxable profits for each period.

        Deferred tax liabilities as at 31 December 2013 and 2012 include primarily the tax effects on (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 645 million and Euro 883 million, respectively) and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by Portugal Telecom regarding the acquisition of the investment in Oi completed in March 2011 (Euro 1,339 million and Euro 1,675 million, respectively).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

(v)   Gross debt

        As at 31 December 2013 and 2012, the composition of gross debt of Oi is as follows:

	2013	2012
	Euro
Bonds	6,260,353,736	6,659,529,100
Bank loans	4,056,511,412	4,975,487,312
Derivative financial instruments	(462,465,535)	(152,198,797)
Other financings	283,190,612	374,894,017

	10,137,590,225	11,857,711,632

        The following table provides detailed information about the bonds outstanding as at 31 December 2013:

Issuer	Debt	Local currency(i)	Euro	Issue date	Expected maturity(ii)	Interest rate
Oi	Debentures	1,500,000,000	460,461,690	Mar-13	2019
Oi	Debentures(iii)	2,000,000,000	613,948,919	Mar-12	Between 2017 and 2020	IPCA+6.20% and CDI+0.94%
Oi	Senior Notes (iv)	3,513,900,000	1,078,677,554	Feb-12	2022	5.75%
Oi	Debentures	2,350,000,000	721,389,980	Dec-11	Between 2016 and 2018	CDI + 1.15%
Oi	Senior Notes	1,100,000,000	337,671,906	Sep-11	2016	9.75%
Oi	Debentures	1,000,000,000	306,974,460	Aug-11	2017	CDI+1%
Oi	Senior Notes (v)	2,419,875,000	742,839,821	Dec-10	2017	5.13%
Telemar	Senior Notes (iv)	4,186,284,765	1,285,082,504	Sep-10	2020	5.50%
Telemar	Debentures	2,000,000,000	613,948,919	Nov-09	2014	CDI+1.2%
Telemar	Bond	332,785,071	102,156,517	Apr-09	2019	9.50%
	Other bond loans and transaction costs		(2,798,534)

			6,260,353,736

(i)
Amounts are stated in Brazilian Reais and correspond to 100% of the amount issued.

(ii)
Loans are repayable on final maturity except where otherwise indicated.

(iii)
These debentures were issued in two series, the first of which amounted to R$400 million and bears interest at the rate of CDI plus 0.94% and the second amounted to R$1,600 million and bears interest at the rate of IPCA plus 6.20%.

(iv)
These notes were issued in U.S. Dollars.

(v)
These notes were issued in Euros.

        Bank loans obtained by Oi outstanding as at 31 December 2013 include primarily:

  •
  Financing agreements entered into by the Oi Group with BNDES in December 2012 for the purpose of financing the investments between 2012 and 2014, totalling R$5,417 million. As at 31 December 2013, several companies of the Oi Group drawn a total amount of R$2,860 million (Euro 878 million) under these financing agreements;

  •
  Financing agreements entered into with BNDES in December 2009 by several companies of the Oi Group for the purpose of financing the investments between 2009 and 2011, totalling R$4,403 million. In 2009, 2010 and 2011, there were disbursements of R$1,500 million, R$1,093 million and R$1,068 million, respectively. Interest and principal are paid on a monthly

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

    basis until final maturity in December 2018. The outstanding amount due as at 31 December 2013 was R$1,915 million (Euro 588 million); and

  •
  A loan of R$4,300 million obtained in May 2008 by Telemar with Banco do Brasil for the purpose of acquiring an equity interest in Brasil Telecom (now Oi, S.A.), with interest being payable semi-annually, from May 2015 to May 2018. Following the repayment of two instalments in May 2010 and May 2011, amounting to R$ 614 million each, the remaining amount due is repayable in four annual instalments beginning on May 2015. The outstanding amount due as at 31 December 2013 was R$3,071 million (Euro 943 million).

        Derivative financial instruments correspond basically to exchange and interest rate financial derivatives which are recorded at fair value and were contracted primarily with the purpose of eliminating the risk of exchange and interests rate fluctuations in debt instruments.

        Other financings include primarily certificates of real estate receivables (CR's) indirectly issued by the Oi Group and purchased by Brazilian financial institutions. In August 2010, Oi, S.A. and Telemar transferred several real estate properties to its wholly-owned subsidiaries Copart 4 Participações S.A. ("Copart 4") and Copart 5 Participações S.A. ("Copart 5"), respectively. Telemar and Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to the entities mentioned above. Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários or CRIs), backed by these receivables. These CRIs were purchased by Brazilian financial institutions and Oi received the net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. As at 31 December 2013, the aggregate liability under these leases was R$923 million (Euro 283 million).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

(vi)  Provisions

        As at 31 December 2013 and 2012, the nature and detail of the main legal proceedings and tax contingencies against companies of the Oi Group, for which the risk of loss was deemed probable and therefore are fully provided for, are as follows:

		31 Dec 2013		31 Dec 2012
		Euro	Brazilian Reais	Euro	Brazilian Reais
		Million
Civil	(i)
Corporate Law	(a)	633.2	2,062.7	863.3	2,334.0
ANATEL estimates and fines	(b)	320.9	1,045.5	365.2	987.3
Other		222.7	725.5	363.4	982.4

Sub-total		1,177.0	3,833.7	1,592.0	4,303.7

Labor	(ii)
Overtime	(a)	145.8	474.9	234.9	635.0
Salary differences and related effects	(b)	17.5	57.0	30.9	83.5
Hazardous work conditions	(c)	39.5	128.8	63.9	172.9
Indemnities	(d)	46.2	150.6	79.4	214.7
Stability and integration	(e)	37.1	120.9	66.8	180.7
Additional post retirement benefits	(f)	23.0	75.0	36.3	98.1
Lawyers and expert fees	(g)	9.5	31.0	15.6	42.1
Contractual rescissions	(h)	7.7	24.9	14.6	39.6
Other	(i)	24.3	79.2	111.5	301.4

Sub-total		351.0	1,142.3	654.0	1,768.0

Tax	(iii)
ICMS (Value Added Tax)	(a)	111.0	361.5	165.7	448.1
FUNTTEL	(b)	45.2	147.4	52.8	142.6
Other		40.4	131.5	75.4	203.8

Sub-total		197.0	640.4	294.0	794.5

Total		1,725.0	5,616.3	2,540.0	6,866.3

(i)
Civil contingencies

(a)   Corporate Law

  As successor to CRT, which was acquired in July 2000, Oi is subject to various civil claims filed against that entity, namely several claims filed by users of telephone lines in the State of Rio Grande do Sul. CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers had the right to subscribe to a number of CRT shares, being the number of shares to be issued to each subscriber determined based on a

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)
As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

  formula that divided the cost of the fixed-line subscription by the book value of CRT's shares. Beginning in June 1997, certain of CRT's fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

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

  Based on current information, the management believes that its estimate would not be materially affected as at 31 December 2013, if the methodology mentioned above had been already approved. Meanwhile, it is possible that changes occur in the event that the items mentioned above change significantly, mainly in relation to the stock price of Oi's shares.

  As at 31 December 2013, Oi recorded provisions in the amount of R$2,063 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$2,334 million as at 31 December 2012.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

(b)   ANATEL estimates and fines

  Oi received various notifications from ANATEL, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or in the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As at 31 December 2013, Oi recorded provisions in the amount of R$1,046 million for those claims in respect of which it deemed the risk of loss as probable, as compared to R$987 million as at 31 December 2012.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

    severance pay fund ("FGTS") and labor fines arising from delays or non-payment of certain amounts provided for by the employment contract.

  In the second quarter of 2013, Oi reviewed the methodology used to calculate the provisions for losses in labor lawsuits including statistical techniques obtained as a result of higher experience accumulated over the years regarding this matter. This change resulted in a reversal of provisions for labor contingencies by approximately R$315 million in 2013.

  As at 31 December 2013, the total estimated contingencies in connection with labor claims against Oi in respect of which the risk of loss was deemed probable totaled R$1,142 million, as compared to R$1,768 million as at 31 December 2012.

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

  As at 31 December 2013, Oi recorded provisions in the amount of R$362 million for those assessments in respect of which it deemed the risk of loss as probable, as compared to R$448 million as at 31 December 2012.

(b)   FUNTTEL

  FUNTTEL (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) is a fund that was established to finance telecommunications technology research, for which Oi is required to make contributions. Due to a change by ANATEL in the basis for calculation of its contributions to the FUNTTEL, for which Oi has questioned its legality, Oi recorded provisions for additional contributions to these funds. As at 31 December 2013, Oi recorded provisions in the amount of R$147 million for assessments of the FUNTTEL, as compared to R$143 million as at 31 December 2012.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

        As at 31 December 2013 and 2012, the nature of the legal proceedings and tax contingencies against Oi for which the risk of loss was deemed possible is as follows:

	31 Dec 2013		31 Dec 2012
	Euro	Brazilian Reais	Euro	Brazilian Reais
	Million
Civil	318.6	1,037.9	282.5	763.7
Labor	269.3	877.3	319.2	863.0
Tax	5,524.3	17,995.9	6,373.3	17,230.9

Total	6,112.2	19,911.1	6,975.0	18,857.6

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

(iii) Tax contingencies

  As at 31 December 2013, the estimated contingencies in connection with tax proceedings against Oi in respect of which the risk of loss was deemed possible amounted to R$17,996 million, as compared to R$17,231 million as at 31 December 2012. The Brazilian corporate tax system is complex, and Oi is currently involved in tax proceedings regarding certain taxes that the companies believe are unconstitutional, and have filed claims to avoid the related payment. These tax contingencies relate primarily to the following.

  (a)
  Value Added Tax ("ICMS")—Tax assessments amounting approximately to R$5,866 million and R$5,755 million as at 31 December 2013 and 2012, respectively, which relate mainly to (1) ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and (2) utilization of ICMS credits on the purchase of goods and other inputs necessary for network maintenance;

  (b)
  City taxes—Tax assessments related to taxes levied by City authorities, including mainly the taxes levied on equipment leases, wakeup call services and other communication services. The total amounts involved are approximately R$2,078 million and R$1,787 million as at 31 December 2013 and 2012, respectively, which are not accrued because the legal counsel in charge considers the likelihood of an unfavorable outcome as possible since these activities do

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

    not qualify under the ISS service list or are already subject to ICMS. Also, in the last quarter of 2001, the STF (Superior Tribunal Federal) decided, thus strengthening the defense arguments, that ISS should not be levied on the lease of equipment, where a substantial portion of the assessed tax refers to this type of revenue.

  (c)
  INSS—Lawsuits amounting approximately to R$1,002 million and R$957 million as at 31 December 2013 and 2012, respectively, which relate mainly to joint liability, applicable percentage of Occupational Accident Insurance (SAT), and amounts subject to social security contribution.

  (d)
  Federal taxes—Federal tax assessments, mainly related to alleged undue offset and self-assessments of taxes due, and disallowing previous calculations, amounting to approximately R$9,050 million and R$8,761 million as at 31 December 2013 and 2012, respectively.

(vii) Non-current taxes payable

  Non-current taxes payable mainly relate to federal tax programmes in place in Brazil, under which companies enrolled a substantial portion of their tax debt to the National Treasury and the National Social Security Institute ("INSS") past due up to 30 November 2008.

(viii)  Other liabilities

  This caption includes primarily dividends payable, non-current accounts payable, namely related to licenses payable to Anatel, and deferred income.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

30.2 Detail of Portugal Telecom's share in the earnings of joint ventures

        The detail of Portugal Telecom's share in the earnings (losses) of joint ventures in the year ended 31 December 2013 and 2012 and the nine months period between 1 April and 31 December 2011 is as follows:

	2013	2012	2011
	Euro
Oi(i)	23,437,155	34,393,098	26,755,909
Telemar Participações(ii)	(9,832,620)	(11,345,921)	(17,361,969)
LF(ii)	(10,415,106)	(12,123,736)	(20,872,369)
AG(ii)	(9,988,842)	(14,842,982)	(20,423,000)
Contax	1,433,348	166,504	(407,618)
CTX	862,288	(545,314)	(1,393,426)
Other	2,318,098	1,286,353	—

	(2,185,679)	(3,011,998)	(33,702,473)

(i)
In 2013 and 2012, as explained above, this caption corresponds to Portugal Telecom's 15.4% and 15.6% direct share in Oi's earnings amounting of Euro 149 million and Euro 225 million, respectively, the detail of which is presented in detail below, including some related explanatory notes.

(ii)
Portugal Telecom's share in net losses from these entities reflect primarily interest expenses recorded by these holding companies in connection with their outstanding debt.

        The table below provides detailed information about the earnings of Oi in the years ended 31 December 2013 and 2012 and the nine months period between 1 April and 31 December 2011, which reflect the effects of the purchase price allocation performed by Portugal Telecom in connection

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

with the acquisition of this investment as well as other adjustments to conform with the Group accounting policies:

	2013	2012	2011
	Euro million
Income Statement
REVENUES	10,383.1	11,874.5	9,415.5
COSTS, EXPENSES AND LOSSES
Wages and salaries	825.2	970.7	637.2
Direct costs	2,149.8	2,459.8	2,020.1
Costs of products sold	147.3	171.5	124.1
Marketing and publicity	185.7	192.7	180.9
Supplies, external services and other expenses	2,621.4	3,460.7	2,461.0
Indirect taxes	696.8	777.1	560.3
Provisions and adjustments	260.0	293.9	513.9
Depreciation and amortisation	2,155.2	2,257.0	1,999.3
Post retirement benefits	26.5	25.1	17.6
Other costs, net	1.8	(72.3)	5.6

Income before financial results and taxes	1,313.4	1,338.2	895.4
Net interest expenses	1,006.0	850.7	475.9
Net other financial expenses	164.3	208.7	129.1

Income before taxes	143.1	278.9	290.4
Income taxes	(8.9)	44.4	(161.7)

Net income (before non-controlling interests)	152.0	234.5	452.1
Income attributable to non-controlling interests	3.0	9.6	46.9

Net income (after non-controlling interests)	149.0	224.9	405.2

        In 2013, the decreases across the major captions of the income statement presented above reflect primarily the impact of the depreciation of the Brazilian Real against the Euro, which at the level of net income after non-controlling interests amounted to Euro 28 million. Adjusting for this effect, the earnings of Oi would have decreased by Euro 48 million, reflecting primarily the following effects on a constant currency basis:

  •
  Higher interest expenses, reflecting the dividends paid by Oi in April and August 2012 and the amounts paid to non-controlling shareholders in April 2012 under the completion of its corporate simplification;

  •
  Higher depreciation and amortization expenses, reflecting increased capital expenditures incurred in 2012 as compared to previous years, including the acquisition of the 4G license in June 2012;

  •
  Gains recorded in 2012 in connection with the disposal of real estate properties and mobile towers undertaken in the end of 2012;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

30. Investments in joint ventures (Continued)

  •
  An increase in supplies and external services, including higher maintenance expenses due to the increase in the customer base and focus on higher quality, and higher rental expenses reflecting the lease agreements entered into following the disposal of real estate properties and mobile towers undertaken in the end of 2012; and

  •
  Lower sales and other operating revenues.

        These effects were partially offset by:

  •
  Higher services rendered, reflecting a positive contribution from broadband and pay-TV services that more than compensated the traditional pressure in fixed voice; and

  •
  A capital gain recorded by Oi in December 2013 in connection with the disposal of its submarine cable operation for a total amount of R$ 1,779 million.

        In 2012, the increases across the major captions of the income statement presented above reflect primarily the earnings of the first quarter of 2012, as Portugal Telecom only acquired these investments in the end of March 2011, partially offset by the impact of the depreciation of the Brazilian Real against the Euro. Adjusted for the effects of the depreciation of the Brazilian Real and the earnings of the first quarter of 2012, the change in the earnings of joint ventures reflect primarily the following effects at Oi:

  •
  Higher revenues mainly due to an increase in sales and other operating revenues, partially offset by a reduction in services rendered. The increase in sales reflects Oi's return to the handset market, in line with its strategy to focus on the high-value segment. The decrease in service revenues is primarily explained by (1) the impact of lower residential revenues, due to lower fixed voice revenues and notwithstanding the positive contribution of broadband and pay-TV revenues in the last couple of quarters, which was offset by (2) an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher revenues from 3G services.

  •
  Lower direct costs as a result of a reduction in interconnection costs due to lower VU-M tariffs.

  •
  Higher personnel costs reflecting increased staff levels and a reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance.

  •
  An increase in supplies and external services, mostly due to higher sales, increased content costs for pay-TV and higher expenses for logistics related to the new handset marketing strategy.

  •
  A gain recorded in the third quarter of 2011 related to the recognition of a reimbursement to be received from Sistel regarding the surplus of a post retirement benefits plan.

  •
  A reduction in provisions and adjustments, reflecting both lower provisions for contingencies and lower adjustments for bad debt.

  •
  Higher net interest expenses reflecting mainly the impact of the increase in Oi's average net debt as a result of the dividends paid in May and August 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of the corporate reorganization of the Oi Group.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

31. Other current and non-current assets

        As at 31 December 2013, this caption includes mainly judicial deposits in PT Brasil, made in connection with legal actions for which risk of loss was deemed either probable, possible or remote, based on the decision of judicial authorities, and generally bear interest or are adjusted for inflation.

        As explained in Note 3.l.viii, in previous years Portugal Telecom entered into cross-border lease transactions (QTE transactions). Pursuant to these transactions, Portugal Telecom recognized in the Consolidated Statement of Financial Position accounts receivable and accounts payable by the same amount relating to the sale of the equipment and the financial lease, respectively. During the year ended 31 December 2012, the Company agreed with the other parties to these arrangements the early termination of the remaining QTE transactions that were still outstanding as at 31 December 2011, which explains the reduction in the related receivables and payables included under the captions of other current and non-current assets and liabilities.

32. Non-current assets held for sale

        The composition of non-current assets held for sale as at 31 December 2013 and 2012 is as follows:

	2013	2012
	Euro
Equity investment in CTM	—	47,318,899
Equity investment in Sportinveste Multimedia	4,653,741	4,622,069

	4,653,741	51,940,968

        These assets are recorded at their carrying amounts which are lower than their fair values less costs to sell.

a)    CTM

        On 13 January 2013, Portugal Telecom entered into a definitive agreement for the sale to CITIC Telecom of its 28% equity stake held in CTM and as such this investment was classified as a non-current asset held for sale as at 31 December 2012. Upon the closing of this transaction on 20 June 2013, Portugal Telecom received a total amount of Euro 335.7 million (Notes 1 and 47.c) and recognized a gain of Euro 310.3 million (Note 33), which includes: (1) a gain of Euro 313.4 million corresponding to the difference between the proceeds obtained from this transaction and the carrying value of this investment as at 31 December 2012 net of dividends received during the first quarter of 2013, amounting to Euro 25.2 million (Note 47.e), and a loss of Euro 3.1 million corresponding to the cumulative amount of negative foreign currency translation adjustments relating to this investment that were reclassified to profit and loss upon the completion of the sale.

b)    Sportinveste

        On 20 December 2012, Portugal Telecom reached an agreement on a number of transactions that will allow Portugal Telecom to have a 25% stake in a joint-venture that will combine Sport TV

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

32. Non-current assets held for sale (Continued)

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

        Sport TV produces one of the most complete and broad sports content offering worldwide and PPTV promotes television rights. Sportinveste Multimédia is currently equally owned by Portugal Telecom and Sportinveste SGPS and its core business is the production and development of sports contents through any multimedia platform. This transaction will result in a joint-venture that will allow a higher operational efficiency in management of sports contents in the various distribution platforms, including pay-TV, mobile networks and Internet. This will benefit all operators in the market as well as their customers. Taking into consideration that sports contents are core to its strategy in the various market segments, Portugal Telecom will continue to distribute other sports contents thus striving to retain a diversified and competitive offer to its customers.

        These corporate transactions are subject to the approval of the competent authorities, particularly the Competition Authority—Autoridade da Concorrência, and the accomplishment of certain contractual conditions by the companies involved, including the conclusion of Sport TV's refinancing following the transaction.

33. Investments in associated companies

        As at 31 December 2013 and 2012, this caption consists of:

	2013	2012
	Euro
Investments in associated companies	503,805,209	399,651,805
Loans granted to associated companies and other companies	5,424,200	4,928,125
Investments in other companies	2,086,752	2,238,055

	511,316,161	406,817,985

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in associated companies (Continued)

        As at 31 December 2013 and 2012, the caption "Investments in associated companies" consists of:

	2013	2012
	Euro
Unitel(i)	494,307,516	392,204,435
Hungaro Digitel KFT	2,301,984	2,310,913
INESC—Instituto de Engenharia de Sistemas e Computadores(ii)	2,992,787	2,992,788
Other companies	7,195,710	5,136,457

	506,797,997	402,644,593
Adjustments for investments in associated companies (Note 42)	(2,992,788)	(2,992,788)

	503,805,209	399,651,805

(i)
The total investment in Unitel includes (a) the financial investment in this company under the equity method of accounting, reflecting the 25% direct interest held by PT Ventures in this associated company, amounting Euro 467,809,011 million (including dividends attributed to the Company of approximately Euro 138 million) and Euro 365,705,931 as at 31 December 2013 and 2012, respectively, and (b) the difference between the purchase price and the fair value of net assets acquired recorded upon the acquisition of this company, amounting to Euro 26,498,505 as at 31 December 2013 and 2012. Portugal Telecom assesses the recoverable amount of the total investment in this company at least on an annual basis. The increase in the carrying value of this investment is explained by Portugal Telecom's share in the earnings of Unitel (Euro 130 million), partially offset by the impact of the depreciation of the US Dollar against the Euro in 2013 (Euro 21 million).

(ii)
As at 31 December 2013 and 2012, this investment is fully provided for.

        The purpose of loans granted to associate and other companies is basically to finance its operations and develop new businesses. As at 31 December 2013 and 2012, the detail of these loans, which do not have a defined maturity date, is as follows:

	2013	2012
	Euro
INESC	888,882	2,838,821
SIRESP	1,260,909	1,513,090
Other	3,274,409	3,164,954

	5,424,200	7,516,865
Adjustments for loans granted to associated and other companies (Note 42)	—	(2,588,740)

	5,424,200	4,928,125

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in associated companies (Continued)

        As at 31 December 2013 and 2012, the caption "Investment in other companies" consists of:

	2013	2012
	Euro
Janela Digital	2,048,674	2,048,674
Other companies	2,638,300	2,855,222

Sub-total	4,686,974	4,903,896
Adjustments for investments in other companies (Note 42)	(2,600,222)	(2,665,841)

	2,086,752	2,238,055

        In the years ended 31 December 2013, 2012 and 2011, the detail of the profit and loss caption "Equity in earnings of associated companies, net" is as follows:

	2013	2012	2011
	Euro
CTM(i)	310,302,875	26,441,001	23,387,431
Unitel	129,883,370	187,681,720	155,711,207
Sportinveste Multimédia	31,672	(2,327,625)	(108,645)
Páginas Amarelas	(388,320)	(4,081,405)	(10,544,148)
UOL(ii)	—	—	37,628,337
Other	2,953,990	2,559,893	5,203,336

	442,783,587	210,273,584	211,277,518

(i)
In 2013, this caption corresponds to the gain recorded in connection with the completion of the disposal of the investment in CTM (Note 32.a).

(ii)
The gain recorded in 2011 relates to the completion of the disposal of the investment in UOL, for a total amount of Euro 155.5 million (Note 47.c), following which the cumulative amount of positive foreign currency translation adjustments relating to this investment was reclassified to profit and loss.

        The equity in earnings of Unitel for the year ended 31 December 2013, amounting to Euro 129,883,370, was computed based on financial information of Unitel for the nine-month period ended 30 September 2013, adjusted to conform with IFRS and the Company's accounting policies, and for an estimate of the Company's share in the earnings of Unitel for the fourth quarter of 2013. Subsequent to the approval of Portugal Telecom's consolidated financial statements on 18 February 2014, Portugal Telecom received from Unitel the 2013 year-end financial information and, consequently, updated the disclosures presented hereinafter in this Note.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in associated companies (Continued)

        The tables below present summarized financial data about Unitel as of 31 December 2013 and 2012 and for the years ended 31 December 2013, 2012 and 2011. The net income for the year ended 31 December 2013 presented below differs from the estimate made by Portugal Telecom in the preparation of its financial statements by an amount that is not material to these financial statements.

	Dec 2013	Dec 2012
	Euro million
BALANCE SHEET DATA:
Current assets
Cash and cash equivalents(i)	1,411.8	1,005.0
Accounts receivable(ii)	246.0	175.1
Inventories(iii)	29.8	31.3
Other	29.7	16.4

Total current assets	1,717.4	1,227.8

Non-current assets
Tangible assets(iv)	718.1	800.7
Other(v)	607.2	322.7

Total non-current assets	1,325.3	1,123.5

Total assets	3,042.7	2,351.3

Current liabilities
Accounts payable(vi)	394.1	165.5
Dividends payable(vii)	851.2	441.5
Other(viii)	365.1	205.7

Total current liabilities	1,610.3	812.7

Non-current liabilities	154.1	75.8

Total liabilities	1,764.4	888.5

(i)
Cash and cash equivalents include primarily term deposits.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in associated companies (Continued)

(vi)
This caption includes accounts payable to trade and fixed asset suppliers and taxes payable to the local tax authorities.

(vii)
As at 31 December 2013, this caption includes the 2012 dividend declared by Unitel in the fourth quarter of 2013 and not yet paid. The share of Portugal Telecom of this dividend is included in the carrying amount of its investment in Unitel under the caption "Investments in associated companies".

(viii)
Other current liabilities include (1) deferred income related mainly to prepaid traffic, (2) accrued expenses relating primarily to the annual concession rent, leased lines, international traffic and wages and salaries and (3) income taxes payable as from 2013.

	2013	2012	2011
	Euro million
INCOME STATEMENT DATA:
Revenues
Services rendered(i)	1,565.0	1,512.8	1,232.9
Sales	110.5	77.3	49.0

Total revenues	1,675.4	1,590.1	1,281.8

Costs
Wages and salaries	109.4	97.6	73.9
Direct costs(ii)	96.4	97.2	92.5
Commercial costs(iii)	238.0	196.7	164.5
Other costs(iv)	358.8	275.5	230.0
Depreciation and amortization	196.2	164.1	147.2

Total costs	998.8	831.1	708.0

Income before financial results and taxes	676.6	759.0	573.8

Financial results
Financial gains	128.4	43.4	49.8
Financial losses	109.4	51.8	0.8

Total financial results	19.0	(8.3)	49.0

Income before income taxes	695.6	750.7	622.8
Income taxes(v)	220.4	—	—

Net income	475.2	750.7	622.8

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

(v)
Up to the end of 2012, Unitel was not subject to corporate income taxes as a result of a tax benefit. As from 2013, Unitel is subject to income tax at a nominal rate of 35%.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

33. Investments in associated companies (Continued)

	2013	2012	2011
	Euro million
CASH FLOW DATA:
Operating activities
Collections from clients	1,620.3	1,564.2	1,306.4
Payments to suppliers	(747.2)	(486.3)	(396.3)
Payments to employees	(109.4)	(89.6)	(66.9)
Other payments resulting from operating activities	29.8	(22.8)	(21.4)

Cash flows from operating activities	793.5	965.5	821.8

Investing activities
Cash receipts resulting from interest and related income	62.7	47.6	54.6
Payments resulting from tangible and intangible assets	(264.1)	(244.7)	(280.1)
Other cash receipts (payments) resulting from investing activities(i)	—	(213.3)	0.0

Cash flows from investing activities	(201.4)	(410.5)	(225.5)

Cash flows from financing activities(ii)	(106.5)	(444.4)	(488.7)

Change in cash and cash equivalents(iii)	485.6	110.7	107.6

(i)
In 2012, this caption primarily includes certain loans granted to other entities.

(ii)
This caption includes primarily payments of dividends and interest and related expenses.

(iii)
This change in cash and cash equivalents differs from the change in cash and cash equivalents included in the balance sheet data presented above due to the effect of foreign currency exchange differences.

        In addition to the information presented above regarding the equity investment in Unitel, the table below provides summary financial data of CTM for the year ended 31 December 2012, prior to the completion of the sale of this investment in 2013 (amounts in millions of euros):

2012	Direct percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
CTM	28%	269	100	169	480	94

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

34. Other investments

        As at 31 December 2013 and 2012, this caption consists of:

	2013	2012
	Euro
Real estate investments, net of accumulated amortisation	13,858,289	9,446,105
Other financial investments	9,360,350	3,695,463

	23,218,639	13,141,568
Adjustments for real estate investments (Note 42)	(871,238)	(232,759)
Adjustments for other investments (Note 42)	(103,749)	(188,750)

	22,243,652	12,720,059

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically performs impairment analysis of these assets.

        Portugal Telecom received rents from lease contracts in 2013 and 2012 amounting to Euro 7,928 and Euro 43,798, respectively. During the years ended 31 December 2013 and 2012, amortization costs amounted to Euro 481,657 and Euro 353,713, respectively. Rents received net of amortization costs are included under the caption "Net gains on financial assets and other investments".

35. Goodwill

        During the years ended 31 December 2013 and 2012, movements in goodwill were as follows:

	2013	2012
	Euro
Initial balance	425,675,169	352,990,011
Foreign currency translation adjustments(i)	(13,595,904)	(3,999,456)
Impairment losses(ii)	(31,463,000)	—
Transfers and other movements(iii)	—	76,684,614

Final balance	380,616,265	425,675,169

(i)
Foreign currency translation adjustments in 2013 and 2012 relate mainly to the impact of the depreciation of the Namibian Dollar against the Euro.

(ii)
This caption relates to an impairment loss recorded in 2013 over the directories business as a result of the decline trend in this business as new online alternatives come up. This impairment loss was recorded under the caption "Net other gains/losses".

(iii)
This caption corresponds to the value of the software license agreement entered into in 2012 for the telephone and advertising directories' business, following the restructuring of the investment in Páginas Amarelas. As at 31 December 2011, this amount was included under the caption "Investments in group companies".

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

35. Goodwill (Continued)

        The detail of total consolidated goodwill by cash generating unit as at 31 December 2013 and 2012 is as follows:

	2013	2012
	Euro
Portugal
Wireline telecommunications in Portugal(i)	316,246,568	347,709,568
Information systems—PT Sistemas de Informação	8,956,960	8,956,960

	325,203,528	356,666,528

Other businesses
Mobile telecommunications in Namíbia—MTC(ii)	48,254,464	61,850,368
Wireline and mobile telecommunications in Cabo Verde—Cabo Verde Telecom	7,124,252	7,124,252
Other international operations	34,021	34,021

	55,412,737	69,008,641

	380,616,265	425,675,169

(i)
The reduction in this caption reflects the impairment loss recorded over the goodwill related to the directories business, as mentioned above.

(ii)
The change in this caption relates primarily to the impact of the depreciation of the Namibian Dollar against the Euro during the year ended 31 December 2013.

        For the goodwill related to the wireline cash generating unit in Portugal, which resulted from the acquisition of several companies, some of which were subsequently merged, the Company monitors goodwill at this level, which is a lower level than the operating segment to which it belongs.

        For the goodwill related to other cash generating units, Portugal Telecom also concluded that the Company's share in net assets of those investments represents the lowest level of assets that generates cash inflows, since they are totally independent from other investments.

        Total consolidated goodwill recorded at Portugal Telecom is not deductible for taxable purposes.

        For purposes of impairment analysis, goodwill was allocated to cash generating units. The recoverable amount was computed based on a value in use through a discounted cash flow methodology, using a detailed forecast of cash flows for a 4 year period, which was prepared internally. The discount rates applied to the cash flow projections, which were determined taking into consideration the risks associated to each business, and the growth rates used to extrapolate cash flow projections beyond the period covered by the forecasts (terminal value) were as follows:

Assumptions	Wireline telecommunications in Portugal	Other businesses
Growth rates	1.0% - 1.5%	0.0% to 3.0% - 1.0% to 4.0%
Discount rates	7.7% - 8.7%	7.1% to 10.4% - 8.1% to 12.4%

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

35. Goodwill (Continued)

        The recoverable amount of each cash generating unit was determined for the minimum and maximum values included in the table above and the Company's management has concluded that as at 31 December 2013 the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

36. Intangible assets

        During the years ended 31 December 2013 and 2012, movements in intangible assets were as follows:

	Balance 31 Dec 2012	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2013
	Euro
Cost
Industrial property and other rights	1,572,026,984	69,581,617	(13,098,756)	(16,566,840)	1,611,943,005
Other intangible assets	56,613,756	787,467	(12,319)	5,252,309	62,641,213
In-progress intangible assets	13,074,324	20,144,011	(174,186)	(14,589,102)	18,455,047

	1,641,715,064	90,513,095	(13,285,261)	(25,903,633)	1,693,039,265

Accumulated depreciation
Industrial property and other rights	850,603,724	111,429,803	(7,482,786)	(21,739,418)	932,811,323
Other intangible assets	33,584,780	9,632,016	(9,065)	(683,465)	42,524,266

	884,188,504	121,061,819	(7,491,851)	(22,422,883)	975,335,589

	757,526,560	(30,548,724)	(5,793,410)	(3,480,750)	717,703,676

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

	Balance 31 Dec 2011	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
	Euro
Cost
Industrial property and other rights	1,506,431,263	65,582,354	(3,652,824)	3,666,191	1,572,026,984
Other intangible assets	45,368,214	4,981,526	(19,360)	6,283,376	56,613,756
In-progress intangible assets	29,430,896	16,122,366	(180,309)	(32,298,629)	13,074,324

	1,581,230,373	86,686,246	(3,852,493)	(22,349,062)	1,641,715,064

Accumulated depreciation
Industrial property and other rights	756,230,978	114,096,551	(2,055,708)	(17,668,097)	850,603,724
Other intangible assets	24,280,728	9,335,559	(12,946)	(18,561)	33,584,780

	780,511,706	123,432,110	(2,068,654)	(17,686,658)	884,188,504

	800,718,667	(36,745,864)	(1,783,839)	(4,662,404)	757,526,560

36.1.  Increases

        The detail of increases in intangible assets is as follows:

	2013	2012
	Euro
Cost
Capital expenditures (Note 7.c)	90,513,095	86,686,246

	90,513,095	86,686,246
Accumulated depreciation	121,061,819	123,432,110

	(30,548,724)	(36,745,864)

36.2.  Other information regarding intangible assets

        The net carrying value of the caption "Industrial property and other rights" includes mainly the following items:

  •
  Euro 343 million and Euro 360 million as at 31 December 2013 and 2012, respectively, related to 3G and 4G licenses obtained by Meo, S.A. in 2000 and 2011, respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciation of Euro 157 million. The gross amount includes primarily:

  (i)
  Euro 133 million related to the acquisition of the UMTS license in 2000;

  (ii)
  Euro 242 million capitalized in 2007, following the commitment assumed in 2000 by Meo, S.A. and the other mobile operators of making contributions to the information

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

36. Intangible assets (Continued)

      society during the period through the maturity of the license, and Euro 11.5 million capitalized in 2009 related to additional commitments under the terms of the UMTS license. Since in the year 2000 it was not possible to reliably estimate how the commitment would be fulfilled, Portugal Telecom did not recognize this commitment as a cost of the license and as a liability; and

  (iii)
  Euro 106 million related to the 4G license acquired by Meo, S.A. in 2011.

  •
  Euro 170 million and Euro 185 million as at 31 December 2013 and 2012, respectively, related to the acquisition of the Basic Network from the Portuguese State, regarding the gross amount capitalised in 2002 amounting to Euro 339 million;

  •
  Euro 41 million and Euro 40 million as at 31 December 2013 and 2012, respectively, related to software licenses;

  •
  Euro 24 million and Euro 29 million as at 31 December 2013 and 2012, respectively, related to the cost incurred with loyalty contracts with post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts, corresponding to a two year period;

  •
  Euro 22 million and Euro 23 million as at 31 December 2013 and 2012, respectively, related to the commitments assumed by PT Comunicações under the TDT license; and

  •
  Euro 9 million and Euro 16 million as at 31 December 2013 and 2012, respectively, related to contracts signed by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity until 2015, which were recorded as capital leases.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets

        During the years ended 31 December 2013 and 2012, movements in tangible assets were as follows:

	Balance 31 Dec 2012	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2013
	Euro
Cost
Land	182,553,761	9,477	—	(821,427)	181,741,811
Buildings and other constructions	889,744,739	36,983,567	(1,574,632)	15,897,619	941,051,293
Basic equipment	9,991,801,705	322,491,959	(42,551,808)	(180,265,683)	10,091,476,173
Transportation equipment	79,799,744	11,613,494	(224,800)	(13,673,370)	77,515,068
Tools and dies	21,100,458	227,899	(17,407)	110,335	21,421,285
Administrative equipment	1,210,244,009	34,956,101	(529,846)	7,668,894	1,252,339,158
Other tangible assets	49,760,464	378,451	(15,942)	14,416,183	64,539,156
In-progress tangible assets	210,342,109	91,863,571	(162,789)	(147,107,701)	154,935,190
Advances to suppliers of tangible assets	562,661	—	—	—	562,661

	12,635,909,650	498,524,519	(45,077,224)	(303,775,150)	12,785,581,795

Accumulated depreciation
Land	9,732,669	—	—	70,915	9,803,584
Buildings and other constructions	347,753,039	49,397,911	(535,409)	(11,507,487)	385,108,054
Basic equipment	7,483,041,833	464,313,088	(21,414,843)	(243,511,066)	7,682,429,012
Transportation equipment	55,011,052	8,583,060	(135,439)	(11,522,437)	51,936,236
Tools and dies	20,458,621	346,245	(11,321)	(3,269)	20,790,276
Administrative equipment	1,095,952,447	80,742,562	(366,202)	(25,674,609)	1,150,654,198
Other tangible assets	45,088,543	1,830,941	(11,936)	(526,497)	46,381,051

	9,057,038,204	605,213,807	(22,475,150)	(292,674,450)	9,347,102,411

	3,578,871,446	(106,689,288)	(22,602,074)	(11,100,700)	3,438,479,384

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

	Balance 31 Dec 2011	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2012
	Euro
Cost
Land	181,997,214	—	—	—	556,547	182,553,761
Buildings and other constructions	866,864,904	604,699	11,678,062	(517,257)	11,114,331	889,744,739
Basic equipment	9,729,239,864	2,997,334	382,990,043	(12,011,721)	(111,413,815)	9,991,801,705
Transportation equipment	74,757,966	71,479	13,609,180	(178,389)	(8,460,492)	79,799,744
Tools and dies	20,796,136	—	314,968	(6,925)	(3,721)	21,100,458
Administrative equipment	1,147,407,572	—	32,091,714	(245,997)	30,990,720	1,210,244,009
Other tangible assets	48,260,377	214,812	1,227,566	(7,335)	65,044	49,760,464
In-progress tangible assets	207,124,440	—	132,602,567	(187,746)	(129,197,152)	210,342,109
Advances to suppliers of tangible assets	511,125	—	—	—	51,536	562,661

	12,276,959,598	3,888,324	574,514,100	(13,155,370)	(206,297,002)	12,635,909,650

Accumulated depreciation
Land	9,819,238	—	—	—	(86,569)	9,732,669
Buildings and other constructions	301,402,834	503,007	50,292,449	(193,758)	(4,251,493)	347,753,039
Basic equipment	7,183,864,927	1,140,013	489,452,072	(6,052,390)	(185,362,789)	7,483,041,833
Transportation equipment	50,670,048	71,479	10,999,024	(96,027)	(6,633,472)	55,011,052
Tools and dies	20,059,354	—	407,176	(4,202)	(3,707)	20,458,621
Administrative equipment	1,011,098,155	—	89,704,501	(178,371)	(4,671,838)	1,095,952,447
Other tangible assets	43,936,374	208,553	970,714	(4,249)	(22,849)	45,088,543

	8,620,850,930	1,923,052	641,825,936	(6,528,997)	(201,032,717)	9,057,038,204

	3,656,108,668	1,965,272	(67,311,836)	(6,626,373)	(5,264,285)	3,578,871,446

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

37.1.  Increases

        The detail of increases in tangible assets is as follows:

	2013	2012
	Euro
Cost
Capital expenditures (Note 7.c)	498,524,519	574,514,100

	498,524,519	574,514,100
Accumulated depreciation	605,213,807	641,825,936

	(106,689,288)	(67,311,836)

37.2.  Foreign currency translation adjustments

        Foreign currency translation adjustments in 2013 and 2012 relate mainly to the impact of the depreciation of the Namibian Dollar against the Euro.

37.3.  Revaluations

        Portugal Telecom uses the revaluation model to measure real estate properties and the ducts infra-structure (Note 3). The revaluations of the real estate properties and ducts infra-structure were effective for the first time as at 30 June 2008 and 30 September 2008, and resulted in a revaluation of the assets by Euro 208,268,320 and Euro 866,764,702, respectively, totalling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

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

        The determination of the fair value of the ducts infra-structure was made internally based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts infra-structure network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the assets revalued; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by other ones. Generally, the prices of materials and construction work together with other qualitative assumptions referred to above resulted in a valuation of the ducts infra-structure in 2008 which reflects an average cost per meter of duct between Euro 58 and Euro 119, depending on where the infra-structure is located.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

        In accordance with the Group's accounting policy to revalue these assets at least every three years, Portugal Telecom performed another revaluation of the real estate assets and ducts infra-structure in 2011, through the same methodology described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income under the caption "Revaluation reserve" and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption "Depreciation and amortization". The split of these impacts between real estate and ducts infra-structure is as follows:

  •
  A reduction in the carrying value of the ducts infra-structure amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also by technological improvements, leading to a reduction in the average cost per meter of duct to between Euro 42 and Euro 70, depending on where the infra-structure is located; and

  •
  A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in other comprehensive income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 Euros, although the overall average monthly rent per square meter increased to 7 Euros, as a result of real estate assets acquired between those years.

        The amortization of the surplus resulting from the revaluation of real estate properties and ducts infra-structure amounted to approximately Euro 8 million and Euro 32 million in 2013, respectively, and to Euro 10 million and Euro 32 million in 2012, respectively. If these assets had been carried under the cost model, the carrying amounts of the real estate properties and the ducts infra-structure would have been reduced by approximately Euro 178 million and Euro 466 million, respectively, corresponding to Euro 137 million and Euro 373 million net of tax effect, respectively.

37.4.  Other situations regarding tangible assets

        In addition, the following situations regarding tangible assets should be mentioned:

  •
  Basic equipment includes primarily network installations and equipment, including the ducts infra-structure, switching equipment, telephones and switchboards and submarine cables;

  •
  In-progress tangible assets correspond primarily to telecommunications network equipment and are recorded during the installation period of those equipment, which normally lasts for 2 to 3 months, thus explaining the significant amounts recorded under this caption, although with reduced maturities;

  •
  Portugal Telecom recognized own work capitalized in tangible assets amounting to Euro 110 million and Euro 102 million in the years ended 31 December 2013 and 2012 , respectively;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

37. Tangible assets (Continued)

  •
  PT Comunicações, under the terms of the Modification Agreement of the Concession, owns tangible assets related to the Concession amounting to Euro 1,710 million and Euro 1,765 million as at 31 December 2013 and 2012, respectively;

  •
  PT Comunicações owns tangible assets located outside Portugal, including participations in submarine cable consortiums, which amounted to Euro 12 million and Euro 15 million as at 31 December 2013 and 2012, respectively; and

  •
  PT Comunicações owns tangible assets that are installed in properties of third parties or on public property, amounting to Euro 8 million as at 31 December 2013 and 2012, respectively, and owns tangible assets that are not yet registered under its name, amounting to Euro 7 million and Euro 8 million as at 31 December 2013 and 2012.

38. Debt

        As at 31 December 2013 and 2012, this caption consists of:

	2013		2012
	Short-term	Long-term	Short-term	Long-term
	Euro
Exchangeable bonds	743,011,847	—	—	732,944,410
Bonds	—	4,731,260,092	983,636,935	3,732,399,950
Bank loans
External loans	103,868,391	949,281,957	113,959,174	1,381,440,338
Domestic loans	5,111,006	175,039,738	2,753,092	108,765,906
Liability related to equity swaps on treasury shares	73,210,079	—	73,210,079	—
Commercial paper	542,000,000	—	175,750,000	—
Leasings	24,729,526	23,579,646	24,011,206	23,885,353
Other financings	45,611	—	22,378,577	—

	1,491,976,460	5,879,161,433	1,395,699,063	5,979,435,957

        During the year ended 31 December 2013, gross debt decreased by Euro 4 million reflecting several effects that offset each other, including primarily the following:

  •
  the repayment of the Euro 1 billion Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to Euro 934 million at maturity;

  •
  the decrease in the outstanding amount due under Portugal Telecom's standby credit facilities entered into in previous years (Euro 350 million);

  •
  the repayment of the Euro 50 million floating rate notes issued in August 2008;

  •
  the repayment of several loans obtained from the European Investment Bank;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

  •
  the increase in the amounts due under Portugal Telecom's commercial paper programmes (Euro 366 million);

  •
  a Euro 1 billion Eurobond issued on 10 May 2013, which matures in 2020 and bears interest at a fixed rate of 4.625%; and

  •
  a Euro 70 million loan obtained in May 2013 and maturing in 2017.

38.1.  Exchangeable bonds

        On 28 August 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, exchangeable into fully paid ordinary shares of Portugal Telecom, as follows:

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

        The exchangeable bonds represent a compound instrument and, accordingly, the market value of the equity component as of the date the bonds were issued amounted to Euro 57,145,442 and was recorded in shareholders' equity under the caption "Other reserves and accumulated earnings", while the financial liability component was initially computed based on a market interest rate of 5.51% and is recorded by the amortized cost.

        As at 31 December 2013, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 764 million.

38.2.  Bonds

        The following table provides detailed information about the bonds outstanding as at 31 December 2013:

Issuer(i)	Debt	Euro	Issue date	Expected maturity(ii)	Interest rate
PT Finance	Eurobond	1,000,000,000	May-13	2020	4.625%
PT Finance	Eurobond	750,000,000	Oct-12	2018	5.875%
Portugal Telecom	Retail bond	400,000,000	Jul-12	2016	6.25%
PT Finance	Eurobond	600,000,000	Feb-11	2016	5.625%
PT Finance	Eurobond	750,000,000	Nov-09	2019	5.00%
PT Finance	Fixed rate notes	250,000,000	Jul-09	2017	5.242%
PT Finance	Eurobond	500,000,000	Jun-05	2025	4.50%
PT Finance	Eurobond	500,000,000	Mar-05	2017	4.375%
	Transaction costs(iii)	(18,739,908)

		4,731,260,092

(i)
All PT Finance and Portugal Telecom issuances were made under the Euro Medium Term Note Programme ("EMTN").

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

(ii)
Loans are repayable on final maturity except where otherwise indicated.

(iii)
This caption corresponds to expenses incurred at the date these bonds were issued, which relate to (i) roundings in defining the coupon rate; and (ii) prepaid commissions. These expenses are recognized in earnings through the life of the bonds.

        During the year ended 31 December 2013, PT Finance repaid the Euro 1,000 million Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to Euro 934 million at maturity, and the Euro 50 million floating rate notes issued in August 2008.

        As at 31 December 2013, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance and Portugal Telecom amounted to Euro 7,500,000,000, of which Euro 4,750,000,000 were outstanding as at 31 December 2013, as detailed above.

        The fair value of these bonds was determined based on market information and amounted to Euro 4,964 million as at 31 December 2013.

38.3.  Bank loans

        As at 31 December 2013 and 2012, bank loans are denominated in the following currencies:

	2013		2012
	Currency of the notional	Euro	Currency of the notional	Euro
Euros	1,225,167,822	1,225,167,822	1,591,284,722	1,591,284,722
Other currencies		8,133,270		15,633,788

		1,233,301,092		1,606,918,510

        As at 31 December 2013, Portugal Telecom had a committed standby credit facility amounting to Euro 800 million, maturing in June 2016. Portugal Telecom also entered into an export credit facility, comprising two committed tranches amounting to Euro 80 million, agreed in 2011, and Euro 100 million, agreed in January 2013.

        As at 31 December 2013, external bank loans due include primarily the following financings:

  •
  An amount of Euro 400 million used under the above mentioned committed standby facilities and an amount of Euro 69 million used under the export credit facility;

  •
  Loans obtained by Portugal Telecom from the European Investment Bank ("EIB") totalling Euro 527 million, maturing up to 2021, including primarily (1) two loans obtained in 2010 of Euro 100 million each for the purpose of investing in Portugal Telecom's next generation network, which have an average maturity of approximately 4.2 years, (2) a loan obtained in 2011 amounting to Euro 140 million for the purpose of investing in research and development, which matures in 2019, and (3) a loan secured in 2012 amounting to Euro 100 million in order to finance the investment in next generation network, which also matures in 2019;

  •
  A loan obtained by PT Finance in 2010, the outstanding amount of which was Euro 30 million as at 31 December 2013, maturing between 2014 and 2015.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        As at 31 December 2013, domestic bank loans due include primarily the following financings:

  •
  2 loans obtained in 2012, totalling Euro 100 million and maturing in 2016;

  •
  A loan obtained in 2013, amounting to Euro 70 million and maturing in 2017.

        As at 31 December 2013 and 2012, bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	2013	2012
Maximum rate	8.75%	4.81%
Minimum rate	0.84%	1.17%

38.4.  Liability related to equity swaps on treasury shares

        This caption relates to an equity swap contract entered into by Portugal Telecom over 20,640,000 treasury shares, which was recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,827 (Note 44.2). In December 2011 and 2012, Portugal Telecom settled the amounts of Euro 84,304,306 and Euro 20,557,440, respectively, following which the outstanding amount due as at 31 December 2012 and 2013 was Euro 73,210,079.

38.5.  Commercial paper

        Portugal Telecom entered into several commercial paper programs, under which it has issued a total amount of Euro 542 million as at 31 December 2013, maturing between January and May 2014. Under these programmes, the Company had available an underwritten amount of Euro 283 million as at 31 December 2013.

38.6.  Leasings

        Financial lease obligations recorded as at 31 December 2013 relate mainly to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

        As at 31 December 2013, the carrying amount of assets acquired under finance leases is as follows:

	Gross amount	Accumulated depreciation	Carrying amount
	Euro
Industrial property and other rights	64,351,403	46,039,175	18,312,228
Transportation equipment	37,708,289	15,909,331	21,798,958
Other	3,028,132	1,609,928	1,418,204

	105,087,824	63,558,434	41,529,390

        As at 31 December 2013, the detail of future minimum lease payments related to finance lease contracts is as follows:

	Present value	Finance costs	Total
	Euro
2014	24,729,526	1,337,594	26,067,120
2015	8,089,872	773,024	8,862,896
2016	3,712,498	606,467	4,318,965
2017	3,366,659	474,332	3,840,991
2018 and following years	8,410,617	377,555	8,788,172

	48,309,172	3,568,972	51,878,144

38.7.  Medium and long-term debt

        As at 31 December 2013, medium and long-term debt matures as follows:

Euro
2015	59,760,818
2016	1,541,130,250
2017	855,213,540
2018	866,190,989
2019 and following years	2,556,865,836

5,879,161,433

38.8.  Covenants

        As at 31 December 2013, the Company had several covenants related to its indebtedness as follows:

  •
  Change in control

    The exchangeable bonds, the credit facilities under which the Company had borrowed a total amount of 670 million as at 31 December 2013 and the loans obtained from EIB totalling

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

    Euro 527 million as at 31 December 2013 establish penalties in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

    The Euro 750 million Eurobonds issued in 2009, the Euro 600 million Eurobond issued in 2011, the Euro 750 million Eurobond issued in 2012 and the Euro 1,000 million Eurobond issued in 2013 establish penalties in the case of any change of control of Portugal Telecom, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit rating

    Certain loan agreements with the EIB, totalling Euro 36 million as at 31 December 2013, the repayment of which is scheduled to 2014, stated that Portugal Telecom could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody's and BBB by Fitch).

    In 2011, Portugal Telecom and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of Portugal Telecom's credit rating.

    On 23 December 2011, Moody's announced the downgrade of Portugal Telecom's long-term rating from Baa3 to Ba1. On 16 February 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account, which amounted to Euro 28 million as at 31 December 2013, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence.

  •
  Control/disposal of subsidiaries

    Certain credit facilities under which the Company had borrowed a total amount of 640 million as at 31 December 2013 state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

    companies which total assets are equal or exceed 10% of total consolidated assets or which total revenues are also equal or exceed 10% of total consolidated revenues.

  •
  Disposals of assets

    The EIB loans totalling Euro 527 million as at 31 December 2013 include certain restrictions regarding the disposal of assets by Portugal Telecom.

  •
  Financial ratios

    Certain credit facilities under which the Company had borrowed a total amount of 670 million as at 31 December 2013 require that the ratio Consolidated Net Debt/EBITDA should not exceed certain values.

  •
  Negative Pledge

    The Euro Medium Term Notes, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

        The penalties applicable in the event of non compliance with any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2013, the Company had fully complied with the covenants mentioned above.

        On 2 October 2013, Portugal Telecom entered into a memorandum of understanding with Oi and certain of Portugal Telecom's and Oi's shareholders with respect to the business combination between Portugal Telecom and Oi (Note 1). In connection with the proposed business combination, Portugal Telecom expects to amend certain of its outstanding debt instruments, including Portugal Telecom's Euro 400 million notes due 2016 issued under its euro medium term note programme and the Euro 750 million exchangeable bonds due 2014 issued by Portugal Telecom International Finance BV. The proposed amendments include, among other things:

  •
  except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom, as keep well provider, from all of its obligations under the applicable keep well agreement and the release and discharge of PT Comunicações, as keep well provider, from all of its obligations under its keep well agreement;

  •
  in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal SGPS S.A. as issuer and principal obligor;

  •
  the addition of an unconditional and irrevocable guarantee from Oi;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

38. Debt (Continued)

  •
  the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the proposed share capital increase by Oi and/or the proposed business combination between Portugal Telecom and Oi or any transaction executed as part of, or pursuant to, such capital increase and/or business combination; and

  •
  in the case of the exchangeable bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed share capital increase by Oi up to (but excluding) the date of the completion of the proposed business combination between Portugal Telecom and Oi, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed business combination, a cash amount with reference to the ordinary shares of Telemar Participações (each calculated in accordance with the modified terms and conditions of such exchangeable bonds) in place of receiving ordinary shares of Portugal Telecom.

39. Accounts payable

        As at 31 December 2013 and 2012, this caption consists of:

	2013	2012
	Euro
Current accounts payable
Accounts payable-trade	414,127,644	455,629,066
Fixed asset suppliers	122,303,529	146,159,870
Licenses and concessions(i)	6,000,000	5,615,600
Accounts payable to employees	1,586,417	1,750,949
Other	24,252,950	50,752,748

	568,270,540	659,908,233

Non-current accounts payable
Licenses and concessions(i)	14,840,169	19,082,848
Other	4,629,975	3,002,823

	19,470,144	22,085,671

(i)
This caption reflects accounts payable by Meo, S.A. to the Portuguese telecommunications regulator regarding the 4G license acquired in December 2011 (Note 36).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

40. Accrued expenses

        As at 31 December 2013 and 2012 this caption consists of:

	2013	2012
	Euro
Interest and other financial expenses	199,176,963	162,981,325
Supplies and external services	174,770,992	169,016,345
Vacation pay and bonuses	100,461,322	106,568,969
Discounts to clients	33,250,083	26,323,426
Other	26,996,759	24,642,579

	534,656,119	489,532,644

41. Deferred income

        As at 31 December 2013 and 2012 this caption consists of:

	2013	2012
	Euro
Advance billing:
Traffic	56,241,191	58,195,332
Other advance billing	32,385,833	48,997,067
Contractual penalties imposed to customers (Note 3.p)	74,997,684	53,688,249
Customer retention programs (Note 3.p)(i)	7,906,459	12,077,899
Other	75,253,077	93,611,874

	246,784,244	266,570,421

(i)
This caption relates to deferred revenues in connection with loyalty programmes of mobile operations, which are recognized as revenue when award credits are redeemed.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments

        During the years ended 31 December 2013 and 2012, movements in provisions and adjustments were as follows:

	Balance 31 Dec 2012	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2013
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	280,572,455	47,248,852	(7,742,623)	(837,049)	(70,681,975)	248,559,660
For inventories (Note 27)	28,765,102	4,285,113	(2,667,634)	(221,294)	(317,628)	29,843,659
For financial investments (Notes 33 and 34)	8,668,878	766,359	(193,499)	—	(2,673,741)	6,567,997

	318,006,435	52,300,324	(10,603,756)	(1,058,343)	(73,673,344)	284,971,316

Provisions for risks and costs
Litigation (Note 49)	21,335,514	187,611	(3,638,297)	10,457	184,820	18,080,105
Taxes (Note 49)	69,408,265	28,332,948	(19,842,884)	—	(15,942,455)	61,955,874
Other	9,462,015	3,987,570	(1,022,825)	(283,589)	(1,118,231)	11,024,940

	100,205,794	32,508,129	(24,504,006)	(273,132)	(16,875,866)	91,060,919

	418,212,229	84,808,453	(35,107,762)	(1,331,475)	(90,549,210)	376,032,235

	Balance 31 Dec 2011	Changes in the consolidation perimeter	Increases	Decreases	Foreign currency translation adjustments	Other movements	Balance 31 Dec 2012
	Euro
Adjustments
For doubtful accounts receivable (Notes 25 and 26)	312,214,214	—	41,092,688	(4,464,643)	(517,966)	(67,751,838)	280,572,455
For inventories (Note 27)	38,790,309	—	4,581,921	(11,748,026)	(70,366)	(2,788,736)	28,765,102
For financial investments (Notes 33 and 34)	34,305,422	—	2,656,811	(121,854)	(29,874)	(28,141,627)	8,668,878

	385,309,945	—	48,331,420	(16,334,523)	(618,206)	(98,682,201)	318,006,435

Provisions for risks and costs
Litigation (Note 49)	22,264,566	—	510,712	(1,169,755)	(31,873)	(238,136)	21,335,514
Taxes (Note 49)	61,477,959	—	31,343,137	(18,375,872)	—	(5,036,959)	69,408,265
Other	17,775,360	366,765	1,751,598	(346,014)	(229,263)	(9,856,431)	9,462,015

	101,517,885	366,765	33,605,447	(19,891,641)	(261,136)	(15,131,526)	100,205,794

	486,827,830	366,765	81,936,867	(36,226,164)	(879,342)	(113,813,727)	418,212,229

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

        As at 31 December 2013 and 2012, the caption "Provisions for risks and costs" was classified in the Consolidated Statement of Financial Position in accordance with the expected settlement date, as follows:

	2013	2012
	Euro
Current provisions
Litigation	18,056,832	21,312,242
Taxes	61,941,364	69,408,265
Other	8,791,648	6,488,757

	88,789,844	97,209,264

Non-current provisions
Litigation	23,273	23,272
Taxes	14,510	—
Other	2,233,292	2,973,258

	2,271,075	2,996,530

	91,060,919	100,205,794

42.1.  Increases and reductions

        Increases in provisions and adjustments in the years ended 31 December 2013 and 2012 were recognised in the Consolidated Income Statement as follows:

	2013	2012
	Euro
Provisions and adjustments	40,182,753	34,584,083
Income taxes (Note 20)	28,236,426	30,564,149
Costs of products sold (Note 10)	4,034,299	4,550,611
Other(i)	12,354,975	12,238,024

	84,808,453	81,936,867

(i)
This caption includes primarily Euro 5 million and Euro 9 million in 2013 and 2012, respectively, related to adjustments to certain receivables recorded under the caption "Other costs (gains), net", as mentioned in Note 15.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

42. Provisions and adjustments (Continued)

        Decreases in provisions and adjustments in the years ended 31 December 2013 and 2012 were recognised in the Consolidated Income Statement as follows:

	2013	2012
	Euro
Provisions and adjustments	11,867,996	10,499,197
Income taxes (Note 20)	18,096,178	14,946,003
Costs of products sold (Note 10)	2,556,599	10,526,575
Other	2,586,989	254,389

	35,107,762	36,226,164

        In the years ended 31 December 2013 and 2012, the profit and loss caption "Provisions and adjustments" consists of:

	2013	2012
	Euro
Increases in provisions and adjustments for doubtful receivables and other	40,182,753	34,584,083
Decreases in provisions and adjustments for doubtful receivables and other	(11,867,996)	(10,499,197)
Direct write-off of accounts receivable	1,503,027	2,346,006
Collections from accounts receivable which were previously written-off	(3,989,519)	(3,163,639)

	25,828,265	23,267,253

42.2.  Other movements

        In the years ended 31 December 2013 and 2012, other movements of provisions and adjustments include primarily the write-off of trade receivables that were previously fully adjusted for. In the year ended 31 December 2012, other movements of provisions and adjustments also includes the transfer of the adjustments for the financial investment in Sportinveste, amounting to Euro 26 million, which as at 31 December 2012 are included under the caption "Non-current assets held for sale" (Note 32).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

43. Other current and non-current liabilities (Continued)

        As at 31 December 2013 and 2012, these captions consist of:

	2013	2012
	Euro
Other current liabilities
Dividends payable to non-controlling shareholders	13,980,981	3,926,327

	13,980,981	3,926,327

Other non-current liabilities
Assets retirement obligation (Note 3.g)	18,366,291	32,705,960
Other(i)	5,040,232	154,054,624

	23,406,523	186,760,584

(i)
The reduction in this caption is primarily explained by the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognized, which resulted in the recognition of a gain included under the caption "Net other gains" (Note 15).

44. Shareholders' Equity

44.1.  Share capital

        As at 31 December 2013, Portugal Telecom's fully subscribed and paid-in share capital amounted to Euro 26,895,375, represented by 896,512,500 shares with a nominal value of three cents of Euro each, with the following distribution:

  •
  896,512,000 Ordinary Shares; and

  •
  500 Class A Shares.

        The Portugal Telecom's General Meeting of Shareholders held on 26 July 2011 approved an amendment to the Company's Bylaws that eliminated the special rights granted to the 500 Class A shares (the so-called "golden share"). Consequently, after this approval, these shares do not have any special right.

44.2.  Treasury shares

        As at 31 December 2013 and 2012, this caption consists of:

Euro
Equity swap contracts (Note 38.4)	178,071,827
Shares held by Oi	159,449,089

337,520,916

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

        The equity swap contracts were entered into by Portugal Telecom over 20,640,000 treasury shares and were recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost.

        Under the strategic partnership between Portugal Telecom and Oi, under which it was envisaged the acquisition by Oi of up to 10% of the outstanding shares of Portugal Telecom, Oi acquired 89,651,205 shares of Portugal Telecom up to 31 December 2012, representing 10.0% of the share capital. Portugal Telecom's share in this investment was classified as treasury shares in its Consolidated Statement of Financial Position and amounted to Euro 159,449,089 as at 31 December 2013 and 2012, reflecting: (1) 64,557,566 shares of Portugal Telecom acquired during the year 2011, equivalent to an amount of Euro 148,311,037 corresponding to Portugal Telecom's share in those shares ; (2) 25,093,639 shares of Portugal Telecom acquired during the second quarter of 2012, equivalent to an amount of Euro 23,198,433 corresponding to Portugal Telecom's share in those shares; and (3) a reduction of Euro 12,060,381 in the Company's interest in the shares acquired by Oi corresponding to the effect of the corporate restructuring of the Oi Group concluded in March 2012, as a result of which the Company's interest in Oi was reduced.

44.3.  Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2013, the legal reserve is already fully incorporated, corresponding to more than 20% of share capital.

44.4.  Reserve for treasury shares

        The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled or to the acquisition cost of treasury shares held by the Company. This reserve has the same legal regime as the legal reserve. As at 31 December 2013 and 2012, this reserve relates to shares cancelled on 20 December 2007, 24 March 2008 and 10 December 2008.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

44.5.  Revaluation reserve and other reserves and accumulated earnings

        During the years ended 31 December 2013 and 2012, movements in these captions were as follows:

	Balance 31 Dec 2012	Comprehensive income	Dividends (Note 22)	Other movements	Balance 31 Dec 2013
	Euro
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(538,641,978)	(139,474,542)	—	—	(678,116,520)
Tax effect (Note 20)	134,683,142	21,431,258	—	—	156,114,400
Non-controlling interests	—	—	—	—	—
Cumulative foreign currency translation adjustments ("CTAs")(i)	(561,421,818)	(598,007,113)	—	—	(1,159,428,931)
Hedge accounting of financial instruments	(1,574,321)	3,047,860	—	—	1,473,540
Other	(79,326,749)	(29,496,748)	—	—	(108,823,497)

	(1,046,281,723)	(742,499,285)	—	—	(1,788,781,008)

Reserves recognized directly in equity
Revaluation of tangible assets(ii)	685,541,216	—	—	44,956,340	730,497,556
Tax effect	(160,817,171)	12,879,404	—	(23,940,319)	(171,878,086)

	524,724,045	12,879,404	—	21,016,021	558,619,470

Total income, expenses and reserves recognized directly in equity	(521,557,678)	(729,619,881)	—	21,016,021	(1,230,161,538)
Retained earnings and other reserves	2,897,218,575	—	(52,080,512)	(7,756,021)	2,837,382,042
Net income attributable to equity holders of the parent	225,803,781	330,980,955	(225,803,781)	—	330,980,955

	2,601,464,678	(398,638,926)	(277,884,293)	13,260,000	1,938,201,459

(i)
This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2013, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro, on Portugal Telecom's investments in Oi and Contax.

(ii)
Revaluation reserves can only be used in future share capital increases, to adjust the carrying amount of revalued assets that at a certain date exceed its fair value, or to absorb accumulated losses.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

44. Shareholders' Equity (Continued)

	Balance 31 Dec 11	Comprehensive income	Dividends (Note 22)	Oi's corporate restructuring (Note 1)	Other movements	Balance 31 Dec 12
	Euro
Income and expenses recognized directly in equity
Actuarial losses
Net actuarial losses (Note 14)	(492,708,092)	(45,933,886)	—	—	—	(538,641,978)
Tax effect (Note 20)	123,190,557	11,492,585	—	—	—	134,683,142
Cumulative foreign currency translation adjustments ("CTAs")(i)	(185,477,426)	(375,944,392)	—	—	—	(561,421,818)
Hedge accounting of financial instruments	(4,679,490)	3,105,169	—	—	—	(1,574,321)
Other	(58,582,932)	(20,743,817)	—	—	—	(79,326,749)

	(618,257,382)	(428,024,341)	—	—	—	(1,046,281,723)

Reserves recognized directly in equity
Revaluation of tangible assets(ii)	727,967,282	—	—	—	(42,426,066)	685,541,216
Tax effect	(171,423,688)	—	—	—	10,606,517	(160,817,171)

	556,543,594	—	—	—	(31,819,549)	524,724,045

Total income, expenses and reserves recognized directly in equity	(61,713,788)	(428,024,341)	—	—	(31,819,549)	(521,557,678)
Retained earnings and other reserves	3,039,006,091	—	—	49,235,831	(191,023,347)	2,897,218,575
Net income attributable to equity holders of the parent	333,894,411	225,803,781	(371,937,439)	—	38,043,028	225,803,781
Anticipated dividends	(184,799,868)	—	—	—	184,799,868	—

	3,126,386,846	(202,220,560)	(371,937,439)	49,235,831	—	2,601,464,678

(i)
This caption includes the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the date of the Consolidated Statement of Financial Position (Note 3.q). As at 31 December 2012, this caption corresponds mainly to the impact of the depreciation of the Brazilian Real against the Euro, on Portugal Telecom's investments in Oi and Contax.

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

As at 31 December 2013

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

45.1.1.  Foreign currency exchange rate risk

        Foreign currency exchange rate risks relate mainly to Portugal Telecom's investments in Brazil, in Angola and in other foreign operations, and to debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

        The risks related to the Company's investments in foreign currencies relate primarily to its investments in Oi and Contax. As at 31 December 2013 and 2012, the net exposure (assets minus liabilities, net of non-controlling interests) to Brazil amounted to R$ 9,013 million (Euro 2,767 million) and R$ 8,625 million (Euro 3,190 million), respectively. Portugal Telecom does not have in place any financial instrument to hedge the exchange risk on investments in foreign companies.

        The effects of hypothetical changes of relevant risk variables on income statement and shareholders' equity of Portugal Telecom are as follows:

  •
  The impact of the appreciation (devaluation) of the Real against the Euro by 0.1, from 3.26 to 3.16 (3.36), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2013 by approximately Euro 88 million (Euro 82 million), which corresponds to currency translation adjustments on Brazilian investments;

  •
  The impact of the appreciation (devaluation) of the US Dollar against the Euro by 0.1, from 1.38 to 1.28 (1.48), would be an increase (decrease) in Portugal Telecom's net assets as at 31 December 2013 by approximately Euro 54 million (Euro 47 million), which corresponds to currency translation adjustments on investments in foreign companies denominated in US Dollars, including primarily Unitel;

  •
  Most of non-derivative financial assets and liabilities are denominated in the functional currency of each company, either directly or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

45.1.2.  Interest rate risk

        Interest rate risk basically impact the Group's financial expenses and income on the floating interest rate debt and cash applications. As at 31 December 2013 and 2012, Portugal Telecom is exposed to this risk primarily in the Euro zone, as its debts are subject to floating interest rates based on the Euribor rate.

        Interest rate risks also result from the exposure to changes in the fair value of Portugal Telecom's long term fixed-rate debt due to changes in market interest rates.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

45.1.3.  Credit risk

        Credit risk relates mainly to the risk that a third party fails on its contractual obligations, resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its operating and treasury activities.

        Credit risks in operations relate basically to outstanding receivables from services rendered to our customers (Notes 25 and 26). The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. These risks are monitored on a business-to-business basis, and Portugal Telecom's management of these risks aims to: (a) limit the credit granted to customers, considering the profile and the aging of receivables from each customer; (b) monitor the evolution of the level of credit granted; (c) perform an impairment analysis of its receivables on a regular basis; and (d) assess the market risk where the customer is located. Accordingly, the criteria used to compute adjustments for doubtful accounts receivable is based on these factors. The movement of these adjustments for the years ended 31 December 2013 and 2012 is disclosed in Note 42. As at 31 December 2013, the Group's consolidated trade receivables not adjusted for totalled Euro 641 million (Note 25), including Euro 409 million due with maturities up to ninety days, Euro 45 million due with maturities between ninety and one hundred and eighty days, Euro 41 million due with maturities between one hundred and eighty days and one year and Euro 146 million due with maturities over one year, with this latter amount including Euro 139 million for which the Group has either deferred the related revenues or has accounts payable to the same entities and regarding the same matter, which offset the related credit risk. As at 31 December 2013, the Group believes that there was no further credit adjustment required in excess of the adjustments for accounts receivable included in Note 42.

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

        In order to mitigate liquidity risks, the Group seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short-term debt and, at the same time, pay all its contractual obligations, as mentioned below. As at 31 December 2013, the amount of available cash, plus the undrawn amount of Portugal Telecom's underwritten commercial paper lines (cash immediately available upon a 2 or 3-day notice) and Portugal Telecom's committed standby facilities amounted to

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

Euro 3,257 million, as compared to Euro 3,016 million as at 31 December 2012. The average maturity of Portugal Telecom's net debt as at 31 December 2013 and 2012 was 5.5 and 5.6 years, respectively.

        The capital structure of Portugal Telecom is managed in order to ensure that its businesses will be able to continue as a going concern and maximize the return to shareholders. The capital structure of the Group includes debt (Note 38), cash and cash equivalents (Note 47.k), short-term investments (Note 24) and equity attributable to equity holders of the parent (Note 44), comprising issued capital, treasury shares, reserves and accumulated earnings. The Group reviews periodically its capital structure considering the risks associated with each of the above mentioned classes of the capital structure.

        As at 31 December 2013, the gearing ratio, determined as the proportion of net debt (debt minus cash and cash equivalents and short-term investments) to net debt plus equity was 72.0%, as compared to 65.2% as at 31 December 2012. The equity plus long-term debt to total assets ratio was 64.4% and 66.4% as at 31 December 2013 and 2012, respectively.

        The following table presents Portugal Telecom's maturity of expected contractual obligations and commercial commitments as at 31 December 2013, on a consolidated basis:

	Total	Less than one year	One to three years	Three to five years	More than five years
	Euro million
Indebtedness	7,389.9	1,495.1	1,614.0	1,726.9	2,553.9
Interest on indebtedness(i)	1,550.9	323.5	564.1	363.3	300.0
Post retirement benefits payments(ii)	1,034.8	155.2	268.5	216.6	394.5
Licenses and concessions(iii)	20.8	6.0	10.4	4.4	—
Unconditional financial commitments(iv)	76.9	76.9	—	—	—
Operating leases (Note 12)	154.7	43.4	41.2	31.4	38.6

Total contractual obligations	10,228.1	2,100.2	2,498.3	2,342.6	3,287.0

(i)
Portugal Telecom's expected obligations related to interest on indebtedness are based on the Company's indebtedness at 31 December 2013 assuming that repayments will be made on scheduled dates and considering assumptions regarding interest rates on Portugal Telecom's floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on gross debt and as such do not include any interest income on cash and cash equivalents and short-term investments.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

(iii)
This caption corresponds to payments due to Anacom as at 31 December 2013 for radio frequency licenses (Note 39).

(iv)
Unconditional purchase obligations relate basically to contractual agreements with suppliers for the acquisition of tangible fixed assets (Euro 47 million) and stocks (Euro 30 million), including all amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment.

45.2.  Derivative financial instruments

Hedging derivative financial instruments

        Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 31 December 2013, there were no outstanding derivative financial instruments and, as at 31 December 2012, the following financial instruments were classified as cash flow hedges:

31 Dec 2012

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	Euro Interest Rate Swaps(i)	1.0 - 2.0	71.4	(2.3)	Eliminate the risk of interest rate fluctuations in debt instruments

(i)
Portugal Telecom entered into interest rate swaps to hedge payments of its floating rate debt.

Derivative financial instruments classified as held for trading

        As at 31 December 2013, there were no outstanding derivative financial instruments and, as at 31 December 2012, the Company had the following financial instruments which, according to IAS 39, are classified as held for trading derivatives:

31 Dec 2012

Company	Transaction	Maturity (years)	Notional amount	Fair value	Economic goal
	Euro million
Portugal Telecom	EUR interest rate swaps	0.4	4.5	(0.1)	Previous fair value hedges

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

Effects of derivative financial instruments in the consolidated financial statements

        The above mentioned derivative financial instruments outstanding as at 31 December 2012, the fair value of which totalled Euro 2.4 million, were recorded under the caption "Other liabilities". During the year ended 31 December 2013, these derivatives were settled, resulting in a loss of Euro 1.3 million recorded under the caption "Net losses on financial assets and other investments" (Note 18). In addition, Portugal Telecom recorded a loss in 2012 in connection with these instruments amounting to Euro 3.8 million (Note 18), and recorded the following items directly in the Consolidated Statement of Comprehensive Income:

  •
  Unrealized gains of Euro 2.5 million in 2013 and Euro 0.1 million in 2012 corresponding to the changes in fair value of cross currency and interest rate swaps classified as cash flow hedges; and

  •
  Gains of Euro 4.0 million in 2012 corresponding to unrealized losses transferred from other comprehensive income to net income upon its realization.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

45.3.  Other disclosures on financial instruments

        As at 31 December 2013 and 2012, the carrying amounts of each of the following categories of financial assets and liabilities, as defined in IAS 39, were recognized as follows (amounts in millions of euros):

		2013		2012
Caption	Fair value hierarchy(i)	Carrying value	Fair value	Carrying value	Fair value
	Euro million
Financial assets carried at amortised cost:
Cash and cash equivalents (Note 47.k)		1,659.0	1,659.0	1,988.8	1,988.8
Short-term investments (Note 24)		914.1	914.1	626.0	626.0
Accounts receivable—trade (ii)		763.1	763.1	797.2	797.2
Accounts receivable—other (Note 26) (ii)		407.5	407.5	399.5	399.5
Investments in group companies—loans granted (Note 33)		5.4	5.4	4.9	4.9

		3,749.2	3,749.2	3,816.4	3,816.4

Financial liabilities carried at amortised cost:
Debt—exchangeable bonds (Note 38)(iii)	Level 1	743.0	763.4	732.9	766.0
Debt—bonds (Note 38)(iii)	Level 1	4,731.3	4,964.2	4,716.0	4,809.9
Debt—bank loans (Note 38)(iv)	Level 2	1,233.3	1,238.7	1,606.9	1,560.2
Debt—equity swaps on treasury shares (Note 38)(v)	Level 2	73.2	(8.3)	73.2	(4.1)
Debt—other loans (Note 38)(vi)		542.0	542.0	198.1	198.1
Accounts payable(ii)		587.7	587.7	682.0	682.0
Accrued expenses(ii)		534.7	534.7	489.5	489.5
Other current liabilities		14.0	14.0	3.9	3.9
Other non-current liabilities		5.0	5.0	151.7	151.7

		8,464.2	8,641.4	8,654.4	8,657.3

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 38)		48.3	48.3	47.9	47.9

		48.3	48.3	47.9	47.9

Derivative financial instruments (Note 45.2)
Other non-current assets (liabilities)		—	—	(2.4)	(2.4)

		—	—	(2.4)	(2.4)

(i)
IFRS 7 Financial Instruments: Disclosures require that the fair value of financial assets and liabilities must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions, named fair value measurement hierarchy. This hierarchy attaches more importance to

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

45. Financial instruments (Continued)

  available market inputs (observable data) and less weight to inputs based on data without transparency (unobservable data), ranging from Level 1 to Level 3, respectively. In 2013, there were not significant transfers between the levels of the fair value hierarchy.

(ii)
Accounts receivable, accounts payable and accrued expenses have generally short-term maturities and therefore their fair values is considered to be similar to the respective carrying amounts. There is however some non-current receivables and payables that are recorded at present value and for which there is no active market, as a result of which the fair values were deemed similar to the carrying amounts.

(iii)
Fair value of convertible bonds and non-convertible bonds was obtained based on quoted prices in active markets.

(iv)
Fair value of bank loans was determined based on a discounted cash flow methodology using inputs that are observable in the market.

(v)
The fair value of the financial instrument associated with the liability related to equity swap on treasury shares was determined based on the difference between the exercise price of these equity swaps and Portugal Telecom's stock price as of that date, including the interest effect.

(vi)
Other loans include mainly amounts due under commercial paper programmes, the maturity of which is lower than 3 months. For these reasons, the fair value of these instruments was assumed to be similar to the corresponding carrying values.

46. Guarantees

        As at 31 December 2013 and 2012, the Company has presented guarantees and comfort letters to third parties, as follows:

	2013	2012
	Euro
Bank and other guarantees presented by Portuguese companies to courts and tax authorities(i)	329,492,097	323,524,881
Bank guarantees presented by Portugal Telecom to EIB(ii)	491,428,571	515,000,000
Bank and other guarantees presented to other entities by:
Meo, S.A.(iii)	26,023,980	32,397,785
PT Comunicações(iv)	21,153,349	20,432,878
Other companies	21,331,535	11,554,299

Total	889,429,532	902,909,843

(i)
Bank and other guarantees presented by Portuguese Group companies to courts and tax authorities include primarily Euro 317 million related to the tax assessments received by

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

46. Guarantees (Continued)

  Portugal Telecom regarding the years 2005 to 2009, as explained in Note 49. In accordance with Portuguese tax legislation, the Company has presented these guarantees and submitted a claim or an appeal to the tax authorities in order to be able to hold open discussions with the tax authorities and avoid the payment of a given tax assessment. In Portugal, these two conditions are required and must be complied with before the process can continue, regardless of the amount of the tax assessment or the likelihood of success of the appeal or the claim.

(ii)
These bank guarantees were presented by Portugal Telecom to the European Investment Bank in connection with loans obtained from this bank (Note 38.3).

(iii)
Bank guarantees given on behalf of Meo, S.A. include primarily a bank guarantee presented to Anacom amounting to Euro 24 million related to the total instalments due under the acquisition of the LTE license completed in December 2011.

(iv)
Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

47. Consolidated Statement of Cash Flows

(a)   Payments relating to indirect taxes and other

        This caption includes primarily payments related to the expenses recorded in the caption "Indirect taxes" (Note 13) of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal.

(b)   Short-term financial applications

        These captions include basically cash payments from new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 316,661,421 in 2013, Euro 161,184,651 in 2012 and Euro 121,033,857 in 2011.

(c)   Cash receipts resulting from the disposal of financial investments

        In 2013, this caption includes basically the proceeds obtained from the disposal of the investment in CTM, amounting to Euro 335.7 million (Note 32). In 2011, this caption includes basically the proceeds obtained from the disposal of the investment in UOL, amounting to Euro 155.5 million.

(d)   Cash receipts (payments) resulting from interest and related income (expenses)

        Cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 266,243,026; Euro 300,768,250 and Euro 101,863,087 in the years ended 31 December 2013, 2012 and 2011, respectively. In 2011 this caption includes the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

interest income received during the first quarter of 2011 on financial applications related to the proceeds from the disposal of Vivo.

(e)   Dividends received

        During the years ended 31 December 2013, 2012 and 2011, cash dividends received were as follows:

	2013	2012	2011
	Euro
Oi (Note 30)	86,439,663	185,120,347	27,795,525
CTM (Note 32.a)	25,228,274	24,503,286	19,924,726
Contax	1,945,021	3,817,381	—
Unitel	—	49,859,012	125,865,835
Other	2,341,258	1,917,519	1,080,169

	115,956,229	265,217,545	174,666,255

(f)    Cash receipts resulting from other investing activities

        In 2011, this caption includes essentially the reimbursement in the third quarter of 2011 of loans that had been granted to Dedic prior to its integration in Contax, amounting to Euro 70 million.

(g)   Payments resulting from financial investments

        This caption relates primarily to the acquisition of the investments in Oi and Contax completed on 28 March 2011. In the years ended 31 December 2013, 2012 and 2011, this caption consists of the following:

	2013	2012	2011
	Euro
Acquisition of the investments in Oi and Contax (Note 2.b)	—	—	3,727,568,622
Other	10,660,527	1,640,383	114,183

	10,660,527	1,640,383	3,727,682,805

        In 2011, in connection with the acquisition of the strategic investments in Oi and Contax, Portugal Telecom made payments regarding financial taxes incurred on the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction, which were included under the caption "Payments resulting from other investing activities".

(h)   Cash receipts resulting from investing activities related to discontinued operations

        This caption corresponds to the third and last installment received from Telefónica, amounting to Euro 2,000 million, related to the disposal of the 50% stake in Brasilcel completed in September 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

(i)    Loans obtained and repaid

        These captions relate basically to commercial paper and other bank loans which are regularly renewed.

        During the year ended 31 December 2013, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 40,600,037 and, as explained in Note 38, reflect primarily the repayment of the 2009 Eurobond (Euro 934 million), the decrease in the outstanding amount due under Portugal Telecom's standby credit facilities (Euro 350 million), the repayment of the Euro 50 million floating rate notes issued in August 2008, and the repayment of several loans obtained from the European Investment Bank. These effects were partially offset by a Euro 1,000 million Eurobond issued on 10 May 2013 and the increase in the amounts due under Portugal Telecom's commercial paper programmes (Euro 366 million).

        During the year ended 31 December 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 1,048,702,097 and, as explained in Note 38, reflect primarily the repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005, the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities (Euro 454 million) and the reduction of Euro 378 million in the amounts due under commercial paper programmes. These effects were partially offset by the Euro 400 million and Euro 750 million bonds issued by Portugal Telecom and PT Finance in July and October 2012, respectively.

        During the year ended 31 December 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,185,431,757 and, include primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase of Euro 466 million in the outstanding amount due under commercial paper programmes; and (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011. These effects were partially offset by: (1) the repayment of Euro 450 million related to the amount due to the Portuguese State in connection with the transfer of unfunded pension liabilities; and (2) the Euro 84 million payment regarding the equity swap contracts over treasury shares.

(j)    Dividends paid

        The detail of dividends paid during the years ended 31 December 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	Euro
Portugal Telecom (Note 22)	284,658,563	569,317,125	1,138,634,250
MTC	19,749,084	10,759,068	20,917,104
Cabo Verde Telecom	—	12,532,352	14,132,586
Other	11,740,566	11,515,625	11,022,108

	316,148,213	604,124,170	1,184,706,048

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

47. Consolidated Statement of Cash Flows (Continued)

(k)   Cash and cash equivalents

        As at 31 December 2013 and 2012, the composition of this caption is as follows:

	2013	2012
	Euro
Cash	10,526,405	33,316,183
Demand deposits	94,713,210	110,336,145
Time deposits	1,455,485,775	1,750,335,469
Other bank deposits	98,225,124	94,809,341

	1,658,950,514	1,988,797,138

48. Related parties

a)    Associated companies and joint ventures

        Balances as at 31 December 2013 and 2012 and transactions occurred during the years then ended between Portugal Telecom and associated companies and joint ventures are as follows:

	Accounts receivable		Accounts payable		Loans granted
Company	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
	Euro
Joint ventures	4,685,059	799,583	24,796	—	—	—
Other international companies:
Unitel(i)	238,241,859	245,675,718	2,638,599	5,809,113	—	—
Multitel	6,265,431	7,517,277	229,884	323,322	915,058	936,627
CTM	—	154,198	—	15,743	—	—
Other	646,420	—	—	—	—	—
Domestic companies:
Páginas Amarelas	173,050	4,383,690	1,325,856	6,517,948	—	—
PT-ACS	3,372,065	2,417,335	3,103,827	2,386,234	—	—
Fundação PT	341,983	569,949	—	11	—	—
Sportinveste Multimédia	56,864	103,641	226,993	643,387	32,282,861	32,282,861
Siresp	28,024	38,179	5,860	—	1,260,909	1,513,090
Other	410,491	230,808	1,129,313	502,404	2,392,443	2,478,408

	254,221,246	261,890,378	8,685,128	16,198,162	36,851,271	37,210,986

(i)
Accounts receivable from Unitel as at 31 December 2013 and 2012 relate primarily to dividends receivable amounting to Euro 206 million and Euro 215 million, respectively (Note 26).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

	Costs		Revenues		Interest charged
Company	2013	2012	2013	2012	2013	2012
	Euro
Joint ventures	174,684	723,621	10,226,830	1,986,285	—	—
Other international companies:
Unitel	6,656,346	6,204,614	13,793,167	12,126,525	—	—
Multitel	454,120	289,008	1,745,267	2,308,074	—	—
CTM	74,739	64,517	88,654	292,401	—	—
Other	223	—	—	1,943	—	—
Domestic companies:
Páginas Amarelas(i)	21,179,202	26,880,377	2,754,786	2,210,809	—	1,560
PT-ACS	6,495,377	7,110,178	2,826,715	1,767,278	—	—
Sportinveste Multimédia	908,541	897,931	172,728	167,605	32,820	52,216
Siresp	—	—	15,397,196	14,274,932	58,095	107,634
Other	724,985	735,207	4,354,399	4,188,132	124,809	62,679

	36,668,217	42,905,453	51,359,742	39,323,984	215,724	224,089

(i)
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

  •
  Roaming agreements entered into with Unitel.

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits, short-term investments and financings entered into by the Company with those financial institutions, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider of Portugal Telecom's wireline business) and Controlinveste (a media content provider) are also major shareholders of Portugal Telecom. Transactions occurred during the year 2013 and balances as at 31 December 2013 between Portugal Telecom and its major

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

shareholders, excluding the outstanding balances related to bank deposits, short-term investments and financings, are as follows (including VAT):

Company	Revenues and gains(i)	Costs and losses(i)	Accounts receivable	Accounts payable
	Euro
BES	68,014,622	28,105,495	1,428,622	—
Visabeira	11,290,365	79,668,692	34,768,339	20,322,411
Controlinveste	2,469,041	47,360,248	463,937	8,545,056
Ongoing	507,475	2,930,813	268,962	389,724
BlackRock	1,051	5,031,948	—	5,000,156
UBS	39	45,000	—	—

	82,282,592	163,142,196	36,929,860	34,257,347

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

        Pension and healthcare funds, which were incorporated to cover the Company's post retirement benefits plans (Note 14.1), are managed in accordance with an investment guideline approved by the Board of Directors of Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 31 December 2013, the total exposure of these investments to or managed by BES, Rocha dos Santos Holding and Portugal Telecom was Euro 89 million, Euro 95 million and Euro 58 million, respectively, as compared to Euro 77 million, Euro 104 million and Euro 66 million as at 31 December 2012, respectively.

c)     Other

        During the years ended 31 December 2013 and 2012, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 5.52 million and Euro 5.73 million, respectively.

        Under the terms of the remunerations policy established by the Remunerations Committee, executive board members are entitled to receive an annual variable remuneration related to the performance achieved, of which 50% is payable in the following year and the remaining 50% is payable 3 years after if certain performance measures are achieved. Portugal Telecom recognizes an accrual for variable remunerations on an annual basis.

        In the year ended 31 December 2013, the annual variable remuneration of 2012 paid to the seven executive board members amounted to Euro 2.2 million, as compared to the annual variable remuneration

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

48. Related parties (Continued)

of 2011 paid to the seven executive board members in the year ended 31 December 2012, amounting to Euro 2.44 million. In addition, in the year ended 31 December 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom paid an amount of Euro 1.94 million to the executive board members regarding the variable remuneration related to the medium term performance ("VRMT") of 2009, which payment had been deferred in that year. At the end of the 3 years term of office of the Chairman of the Board of Directors, the Evaluation Committee, taking into account his performance evaluation, in the exercise of his duties, proposed to the Compensation Committee the granting of a bonus, of which Euro 0.65 million were paid in 2012 and an equal amount was deferred for a three years period. The payments of variable remuneration that were deferred as at 31 December 2013 amounted to Euro 10.12 million.

        Additionally, in connection with the strategic partnership entered into with Oi and Contax, five of Portugal Telecom's board members (six in 2012) perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the years ended 31 December 2013 and 2012 a total fixed compensation of R$ 1.02 million (Euro 0.4 million) and R$ 2.39 million (Euro 0.95 million), respectively, which was established by the competent corporate bodies in accordance with local legislation.

        In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group.

        During the years ended 31 December 2013 and 2012, key employees of Portugal Telecom's management, as defined under the Securities Code, received fixed remunerations amounting to Euro 4.4 million and Euro 5.2 million, respectively. The variable remunerations paid to key employees in the years ended 31 December 2013 and 2012 amounted to Euro 2.2 and Euro 2.5 million, respectively.

        As at 31 December 2013, there was no share based payment program or termination benefit in place and Portugal Telecom did not have any outstanding balances with board members or key employees.

        As at 31 December 2013, there was one board member and five key employees of Portugal Telecom entitled to post retirement benefits under the plans of PT Comunicações, with the corresponding liabilities amounting to Euro 2 thousand and Euro 12 thousand as at 31 December 2013, respectively.

        In the year ended 31 December 2013, fees from Portugal Telecom's statutory auditor amounted to Euro 0.24 million and correspond to audit fees related to the following companies: Portugal Telecom, PT Investimentos Internacionais, PT Ventures, PT Participações, Timor Telecom and PT Imobiliária.

        For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Annual Report.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation

        As at 31 December 2013 and 2012, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of loss is considered probable in accordance with the definitions of IAS 37 Provisions, Contingent Assets and Contingent Liabilities. Based on the opinion of its internal and external legal counsels, the Group recorded provisions (Note 42) for those claims, legal actions and tax contingencies to cover its probable future cash outflows, as follows:

	2013	2012
	Euro
Civil claims	11,618,137	13,405,502
Labor claims	2,893,200	3,439,245
Other	3,568,768	4,490,767

Sub-total	18,080,105	21,335,514
Tax	61,955,874	69,408,265

Total	80,035,979	90,743,779

        As at 31 December 2013 and 2012, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of future cash outflows was considered possible, based on the information provided by its legal counsels, and that therefore are not provided for. The nature of these contingencies is as follows:

	2013	2012
	Euro
Civil claims	71,078,646	88,182,668
Labor claims	982,904	478,806
Other	16,496,924	25,201,237

Sub-total	88,558,474	113,862,711
Tax	4,285,758	31,898,581

Total	92,844,232	145,761,292

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

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

        Some municipalities however, continue to perceive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. Currently, there are legal actions with some municipalities regarding this matter.

b)    Regulatory Proceedings

        Portugal Telecom Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the Portuguese competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquiries and investigations include several investigations by Autoridade da Concorrência related to PT Comunicações and Meo, S.A. for alleged anti-competitive practices in the Digital Terrestrial Television and public mobile telephone markets, respectively. Portugal Telecom considers that Group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts.

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

        On 19 January 2011, the European Commission opened an investigation into an agreement between Telefónica and Portugal Telecom allegedly not to compete on the Iberian telecommunications markets. In October 2011, Portugal Telecom was notified of a Statement of Objections sent by the European Commission to Portugal Telecom and Telefonica on this matter, which only covered the alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, Portugal Telecom contested the alleged by the European Commission. In January 2013, the European Commission adopted a decision condemning the Company, together with Telefónica, S.A., for infringement of article 101 of the TFEU, with reference to the alleged

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of Portugal Telecom's stake in Brazilian operator Vivo. Under this decision, Portugal Telecom was fined by an amount of Euro 12,290,000. The Company believes that the fine is unjustified and inappropriate to any eventual unworthiness of its conduct and accordingly brought an action for annulment before the Court of Justice of the European Union and did not record any provision for this matter.

c)     Other Legal Proceedings

        In March 2004, TV TEL Grande Porto—Comunicações, S.A. ("TV TEL"), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, subsidiary of PT-Multimédia and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from Portugal Telecom for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. On February 2013, the court decided a compensation related to increased costs of financing incurred and a value regarding loss of clients to be liquidated by TV TEL. Both parties have appealed.

        In March 2011, Optimus—Comunicações S.A. ("Optimus") filed a claim against Portugal Telecom in the Judicial Court of Lisbon for the payment of approximately Euro 11 million and, in October 2011, Onitelecom—Infocomunicações, S.A ("Oni") filed a claim against Portugal Telecom in the same court for the payment of approximately Euro 1.5 million, both related to a proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription reasons, in relation to which Autoridade da Concorrência had imposed a fine to Portugal Telecom of approximately Euro 45 million. Optimus and Oni sustained their position by arguing that they suffered losses and damages as a result of Portugal Telecom's conduct. In the Optimus action, the Company is waiting for the schedule of the trial, while regarding the Oni legal action, Portugal Telecom was acquitted due to prescription reasons.

d)    Tax contingencies

        There are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (Euro 233 million) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 65 million). Portugal Telecom already received tax assessments regarding these matters for all the years mentioned above and presented bank guarantees to the tax authorities for the years 2005 to 2009 totalling Euro 317 million (Note 46). As at 31 December 2013, Portugal Telecom strongly disagrees with these assessments and based on the opinion of its tax advisors, considers that there are solid

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements (Continued)

As at 31 December 2013

(Amounts expressed in Euros, except where otherwise stated)

49. Litigation (Continued)

arguments to oppose the position of the tax authorities, and therefore, did not consider the losses related to these tax contingencies as either probable or possible.

50. Subsequent events

        On 19 February 2014, Portugal Telecom and Oi signed the definitive agreements ("Definitive Documents") relating to the combination of their businesses. These agreements govern the steps necessary to implement the transaction (the "Business Combination") that will culminate in the business combination of Portugal Telecom, Oi, Telemar Participações and the Brazilian controlling shareholders of Telemar Participações, with a view to creating a single, integrated Brazilian listed company, Telemar Participações.

        Also on 19 February 2014, the Board of Directors of Oi approved the application for registration with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or "CVM") of a public offering for the distribution of newly issued common and preferred shares of Oi, to be undertaken simultaneously in Brazil and abroad (the "Oi Capital Increase"). As mentioned in Note 1, this capital increase consists of (i) a cash capital increase of a minimum of R$ 7.0 billion and with a target of R$ 8.0 billion, and (ii) a capital increase in kind to be fully subscribed by Portugal Telecom through all of the operating assets of Portugal Telecom except its direct or indirect economic interests in Oi, Contax Participações S.A. and Bratel B.V., and the liabilities of PT on the contribution date (the "PT Assets"), which were valued by an independent valuation firm, Banco Santander (Brasil) S.A. The applicable valuation report (the "Valuation Report"), which will be submitted for the approval of the shareholders of Oi at the Extraordinary General Meeting scheduled to take place on March 27, 2014, is available on the CMVM and the Portugal Telecom websites since February 21, 2014, the date that the Extraordinary General Meeting of Oi was called. For purposes of the subscription in the Oi Capital Increase, the Board of Directors of Oi has determined a value for the PT Assets of Euro 1,750 million, equivalent to R$5,710 million. The Board of Directors of Portugal Telecom will request that the President of the General Assembly call a General Meeting of the shareholders of Portugal Telecom to consider the participation of Portugal Telecom in the Oi Capital Increase through the contribution in kind of the PT Assets.

        Based on the value assigned to the PT Assets above, it is expected that in the exchange for each Portugal Telecom share held, shareholders would receive a number of shares of Telemar Participações corresponding to the amount in Reais equivalent to 1.9979 euros (applying the Euro/Real conversion rate on February 20, 2014, the day preceding the date of first publication of the notice of the General Meeting of Oi), issued at the same price per share as in the Oi Capital Increase, to which will be added 0.6330 shares of Telemar Participações. In addition, we have announced a policy that includes an ordinary cash dividend of €0.10 per share for the fiscal years ending December 31, 2013 and 2014, which is expected to be submitted at our Annual Shareholders' Meeting, to be held in 2014.

        The subscription by Portugal Telecom in the Oi Capital Increase is subject to the satisfaction of several conditions, including obtaining the approval by the General Meeting of shareholders of Portugal Telecom, obtaining legal and regulatory approvals, obtaining consents from creditors and third parties and the complete and valid execution of the Oi Capital Increase, including the subscription of the cash portion in the amount of at least 7 billion Reais.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements

I. Subsidiaries

Subsidiaries located in Portugal

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Portugal Telecom (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")		Lisbon	Publication of telephone directories and operation of related data bases.	Africatel (100%)	75,00%	75,00%
Infonet Portugal—Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value-added products and services in the área of information and communication by computer through access to the Infonet world network.	PT Comunicações (90%)	90,00%	90,00%
Openideia—Tecnologias de Telecomunicações e Sistemas de Informação, S.A.		Aveiro	Provision of IT systems and services.	PT Inovação (100%)	100,00%	100,00%
Portugal Telecom Data Centre, SA		Covilhã	Provision of services and product supply in the area of ??information systems and technologies, including data processing, hosting and related aspects.	PT Portugal (100%)	100,00%	100,00%
PT Pay, SA	(a)	Lisbon	Providing payment services.	PT Comunicações (100%)	100,00%	—
Portugal Telecom Inovação, SA ("PT Inovação")		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	PT Portugal (100%)	100,00%	100,00%
Postal Network—Prestação de Serviços de Gestão de Infra-estrutura de comunicações ACE		Lisbon	Providing postal network services.	PT Comunicações (51%)	51,00%	51,00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	PT Portugal (82,05%)	82,05%	82,05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100,00%	100,00%
PT Compras—Serviços de Consultoria e Negociação, SA		Lisbon	Providing consultant and negotiation services related with the buying process.	—	—	100,00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100,00%	100,00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Portugal (100%)	100,00%	100,00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	PT Imobiliária (100%)	100,00%	100,00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
PT Investimentos Internacionais, SA ("PT II")		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100,00%	100,00%
PT Móveis, SGPS, SA ("PT Móveis")		Lisbon	Management of investments in the mobile business.	Meo, S.A. (100%)	100,00%	100,00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100,00%	100,00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	Portugal Telecom (100%)	100,00%	100,00%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")		Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100,00%	100,00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	PT Portugal (100%)	100,00%	100,00%
PT Sales—Serviços de Telecomunicações e Sistemas de Informação , SA ("PT Sales")		Lisbon	Provision of telecommunications services and IT systems and services.	PT Portugal (100%)	100,00%	100,00%
PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	Africatel (100%)	75,00%	75,00%
PT-Sistemas de Informação, SA ("PT SI")		Oeiras	Provision of IT systems and services.	PT Portugal (99,8%); PT Comunicações (0,1%); Meo, S.A. (0,1%)	100,00%	100,00%
MEO—Serviços de Comunicações e Multimédia, S.A.		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Comunicações (100%)	100,00%	100,00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Participações (76,14%)	76,14%	76,14%
Use.it®—Virott e Associados, Lda.	(b)	Lisbon	Provision of research, design, programming, information and support systems.	PT SGPS (52,50%)	52,50%	52,50%
PT BlueClip	(c)	Lisbon	Providing consultant service to Group companies.	PT Comunicações (100%)	100,00%	100,00%

(a)
This company was incorporated in 2013.

(b)
This company is currently not developing any activity.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

Subsidiaries located in Brazil

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Bratel Brasil, SA		São Paulo	Management of investments.	Bratel BV (98,77%); PT Brasil (1,23%)	100.00%	100.00%
Istres Holding S.A	(a)	São Paulo	Management of investments.	PT Inovação Brasil (90%); PT Brasil (10%)	100.00%	100.00%
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.	PT SGPS (100%)	100.00%	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")	(a)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	100.00%

(a)
These companies are currently not developing any activity.

Subsidiaries located in Africa

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Cabo Verde Móvel, S.A.	(a)	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Multimédia, S.A.	(a)	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	30.00%	30.00%
Cabo Verde Telecom, SARL	(a)	Praia	Provides telecommunications services.	PT Ventures (40%)	30.00%	30.00%
Cellco—Ste Cellulaire du Congo SARL	(b)	Congo	Telecommunications services in Congo	PT II (61%)	61.00%	61.00%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	Africatel (51%)	38.25%	38.25%
Directel Cabo Verde—Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%); Cabo Verde Telecom (40%)	57.00%	57.00%
Directel Uganda—Telephone Directories, Limited	(b)	Uganda	Publication of telephone directories.	Directel (100%)	75.00%	75.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	Directel (55%)	41.25%	41.25%
Openideia Marrocos, S.A.		Casablanca	Provision of IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Openideia Angola, S.A.		Luanda	Provision of telecommunications services and IT systems and services.	PT Inovação (100%)	100.00%	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	45.00%	45.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
LTM—Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	37.50%	37.50%
Mobile Telecommunications Limited	(c)	Namíbia	Mobile cellular services operator	Africatel BV (34%)	25.50%	25.50%
TMM—Telecomunicações Móveis de Moçambique, S.A.	(b)	Maputo	Mobile cellular services operator	PT Participações (98%)	98.00%	98.00%
STP Cabo, SARL		São Tomé e Principe	Submarine cable manager	CST (74,5%)	28.50%	28.50%

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

Other subsidiaries

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Carrigans Finance S.A.R.L	(a)	Luxembourg	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Bratel BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Africatel GmbH	(b)	Germany	Management of investments	PT Participações (100%)	100.00%	0.00%
Africatel Holdings, BV		Amsterdam	Management of investments	Africatel GmbH (75%)	75.00%	75.00%
CVTEL, BV		Amsterdam	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Direct Media Ásia, Ltd.	(a)	Hong Kong	Publication of B2B and other related telephone directories either in paper or electronic support.	Directel (100%)	—	75.00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	(a)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98.67%	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	TPT (54,01%); PT Participações (3.05%)	44.17%	41.12%

(a)
These companies are currently not developing any activity.

(b)
This company was incorporated in 2013 and owns 75% of Africatel Holdings BV.

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

II. Associated companies

Associated companies located in Portugal

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Janela Digital—Informativo e Telecomunicações, Lda		Caldas da Rainha	Development of IT solutions to the real state market.	PT Comunicações (50%)	50.00%	50.00%
Broadnet Portugal		Lisbon	Provision of services to access the internet.	Portugal Telecom (21,27%)	21.27%	21.27%
Caixanet—Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	PT Comunicações (10%); PT SI (5%)	15.00%	15.00%
Capital Criativo—SCR, SA		Loures	Management of investments.	PT Comunicações (20%)	20.00%	20.00%
Entigere—Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	PT Participações (25%)	25.00%	25.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA ("INESC")		Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26,36%); PT Comunicações (9,53%)	35.89%	35.89%
INESC Inovação—Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	INESC (90%)	32.30%	32.30%
Multicert—Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	PT Comunicações (20%)	20.00%	20.00%
Páginas Amarelas		Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (19,88%); PT Comunicações (0,13%)	20.00%	20.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	PT Comunicações (49%)	49.00%	49.00%
Yunit Serviços, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Comunicações (33,33%)	33.33%	33.33%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	PT Participações (30,55%)	30.55%	30.55%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	PT Comunicações (50%)	50.00%	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	Yunit Serviços (50%)	16.50%	16.50%
Vantec—Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	PT II (25%)	25.00%	25.00%

Portugal Telecom, SGPS, S.A.

Exhibits to the Consolidated Financial Statements (Continued)

Other associated companies:

					PERCENTAGE OF OWNERSHIP
					Dec 13	Dec 12
Company	Notes	Head office	Activity	Direct	Effective	Effective
Multitel—Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (40%)	30.00%	30.00%
Unitel, SARL.		Luanda	Provision of mobile telecommunications services in Angola.	PT Ventures (25%)	18.75%	18.75%
CTM—Companhia de Telecomunicações de Macau, SAR.L.	(a)	Macau	Provision of public telecommunications services, in Macau.	—	—	28.00%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	PT Participações (44.62%)	44.62%	44.62%

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
2.9	Pricing Supplement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.375% Notes due 2017, under the Global Medium Term Note Programme, dated March 23, 2005.
2.10	Pricing Supplement relating to the issuance by Portugal Telecom International Finance B.V. of €500,000,000 4.5% Notes due 2025, under the Global Medium Term Note Programme, dated June 15, 2005.
2.11
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
2.12
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
2.14	Final Terms relating to the issuance by Portugal Telecom International Finance B.V. of €750,000,000 5.00% Notes due 2019, under the Global Medium Term Note Programme, dated October 29, 2009.
2.15	Final Terms relating to the issuance by Portugal Telecom International Finance B.V. of €600,000,000 5.625% Notes due 2016 under the Euro Medium Term Note Programme, dated February 4, 2011.

Exhibit Number	Description
2.16	Amended and Restated Programme Agreement in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 16, 2011, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Plc and UBS Limited, incorporated by reference to Exhibit 2.19 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.17
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
2.18
Seventh Supplemental Trust Deed in respect of a €7,500,000,000 Global Medium Term Note Programme, dated June 1, 2012, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A. and Citicorp Trustee Company Limited, incorporated by reference to Exhibit 2.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.19
Amended and Restated Programme Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 11, 2012, among Portugal Telecom, SGPS S.A., Portugal Telecom International Finance B.V., PT Comunicações, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco BPI, S.A., Banco Comercial Português S.A., Banco Espírito Santo de Investimento, S.A., Barclays Bank Plc, BB Securities Limited, BNP Paribas, Caixa Geral de Depósitos, S.A., Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG London, Goldman Sachs International, HSBC Bank plc, Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Plc and UBS Limited, incorporated by reference to Exhibit 2.21 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.20
Amended and Restated Agency Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, dated June 1, 2012, between Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Citibank N.A. (London), Citibank N.A. (New York), Citibank N.A. (London), Citibank N.A. (Lisbon) and Citicorp Trustee Company Limited (London), incorporated by reference to Exhibit 2.22 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.21
Final Terms in respect of €400,000,000 Notes issued by Portugal Telecom, SGPS, S.A., under the Euro Medium Term Note Programme, dated July 13, 2012, incorporated by reference to Exhibit 2.23 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.22
Final Terms in respect of €750,000,000 Notes issued bv Portugal Telecom International Finance B.V., under the Euro Medium Term Note Programme, dated October 15, 2012, incorporated by reference to Exhibit 2.24 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2013 (File No. 001-13758).
2.23	Final Terms relating to the issuance by Portugal Telecom International Finance B.V. of €1,000,000,000 4.625% Notes due 2020 under the Euro Medium Term Note Programme, dated May 8, 2013.

Exhibit Number	Description
2.24	Eighth Supplemental Trust Deed, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., PT Portugal SGPS, S.A., Oi S.A., and Citicorp Trustee Company Limited further modifying and restating the provisions of the Trust Deed dated December 17, 1998, relating to a €7,500,000,000 Euro Medium Term Note Programme.
2.25
Supplemental Agency Agreement in respect of a €7,500,000,000 Euro Medium Term Note Programme, among Portugal Telecom International Finance B.V., PT Portugal SGPS, S.A., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Oi S.A., Citibank International plc, Surcusal em Portugal, Citibank, N.A., Citicorp Trustee Company Limited.
2.26	PT Portugal SGPS, S.A. Interbolsa Instrument relating to a €7,500,000,000 Euro Medium Term Note Programme.
2.27
Second Supplemental Trust Deed, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Oi S.A., and Citicorp Trustee Company Limited, relating to a Trust Deed dated August 28, 2007 in respect of €750 million 4.125% Exchangeable Bonds due 2014.
2.28
Supplemental Agency Agreement, among Portugal Telecom International Finance B.V., Portugal Telecom, SGPS, S.A., PT Comunicações, S.A., Oi S.A., Citibank, N.A., Citigroup Global Markets Deutschland AG, Banque Internationale à Luxembourg, Société Anonyme, Citicorp Trustee Company Limited, relating to Portugal Telecom International Finance B.V. €750 million 4.125% Exchangeable Bonds due 2014.
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
4.3
Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to MEO—Serviços de Comunicações e Multimédia, S.A. by the Portuguese Government, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).
4.4
English Language Summary of the Material Provisions of the Long Term Evolution (LTE) Technology License, dated March 9, 2012, issued to MEO—Serviços de Comunicações e Multimédia, S.A. by the Portuguese Government, incorporated by reference to Exhibit 4.20 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
4.5
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
4.12
Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English Translation), incorporated by reference to Exhibit 9 to Amendment No.1 to Schedule 13D filed with the Commission on October 8, 2013.

Exhibit Number	Description
4.13	Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 10 of Amendment No.1 to Schedule 13D filed with the Commission on October 8, 2013.
4.14
Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation), incorporated by reference to Exhibit 11 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.15
Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation), incorporated by reference to Exhibit 12 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.16
Second Amendment to the Shareholders' Agreement of Telemar Participações S.A. (2° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation), incorporated by reference to Exhibit 13 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.17
Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation), incorporated by reference to Exhibit 14 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.18
Second Amendment to the Shareholders' Agreement of Telemar Participações S.A. (2° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 15 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.19
Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 16 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.20	First Amendment to the Shareholders' Agreement of Pasa Participações S.A. (1° Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 17 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.21
Terms of Termination of the Shareholders' Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 18 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.22
First Amendment to the Shareholders' Agreement of EDSP75 Participações S.A. (1° Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 19 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.23
Terms of Termination of the Shareholders' Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 20 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.24
Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (referred to as "CorpCo") (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. (a ser denominada "CorpCo")), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation), incorporated by reference to Exhibit 21 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.25
Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 22 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.26
Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 23 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.27	Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 24 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.28
Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 25 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.29
Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 26 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.30
Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 27 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.31
Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntuntes da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation), incorporated by reference to Exhibit 28 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.32
Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntuntes da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation), incorporated by reference to Exhibit 29 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.33	Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Provada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation), incorporated by reference to Exhibit 30 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
8.1	List of Significant Subsidiaries.
12.1	Section 302 Certification of Chief Executive Officer.
12.2	Section 302 Certification of Chief Financial Officer.
13.1	Section 906 Certification.

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