Form 20-F
period 2014-12-31
PORTUGAL TELECOM SGPS SA
filed 2015-05-15
CIK 944747

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS
EXHIBITS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Luis Sousa de Macedo, Investor Relations Director, Tel. +351 21 500 1701, Fax +351 21 500 0800
Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

          Securities registered or to be registered pursuant to Section 12(b) of the Act: None

          Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class
American Depositary Shares, each representing one ordinary share, nominal value €0.03 per share Ordinary shares, nominal value €0.03 each

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value €0.03 per share	896,512,000
Class A shares, nominal value €0.03 per share	500

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

        We use the term "PT SGPS" to refer to Portugal Telecom, SGPS S.A. and not to its subsidiaries. Unless the context implies otherwise, the terms "we," "our" or "us" refer to PT SGPS and its consolidated subsidiaries.

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

 PRESENTATION OF FINANCIAL INFORMATION

Financial Statements

        We publish our consolidated financial statements in Euro, the single EU currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.889 = US$1.00 on May 8, 2015, and the noon buying rate on that date for Reais was R$2.980 = US$1.00. We are not representing that the Euro, US$ or R$ amounts shown herein could have been or could be converted at any particular rate or at all. See "Item 3—Key Information—Exchange Rates" for further information regarding the rates of exchange between Euros and U.S. dollars and between Reais and U.S. dollars.

        On May 5, 2014, PT SGPS subscribed the share capital increase of Oi through the contribution in kind of all operating businesses PT SGPS held as of that date. See "—Oi Capital Increase, Acquisition of PT Portugal and the Proposed Business Combination." After May 5, 2014, PT SGPS no longer consolidates the majority of the businesses that required the application of the provisions of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. As such, income, costs and cash flow from these businesses prior to that date are presented as discontinued operations, and, accordingly, the consolidated income and cash flow statements for the fiscal years ended December 31, 2013 and 2012 were restated.

        As of December 31, 2014, PT SGPS held a 39.7% direct and indirect stake in Oi. After the execution of the Exchange Agreement and Call Option Agreement (as defined below in "—Rioforte Defaults and the Exchange"), with PT Portugal, SGPS, S.A. ("PT Portugal") and Portugal Telecom International Finance, B.V. ("PTIF"), subsidiaries of Oi, and the completion of the Exchange (as defined below in "—Rioforte Defaults and the Exchange") contemplated by those agreements on March 30, 2015, we hold a direct and indirect ownership interest of 27.5% in Oi's share capital, including 26.4% of the voting share capital (including the direct interest held by us and by our wholly-owned subsidiary, Bratel Brasil S.A. ("Bratel Brasil"), and excluding indirect interest), through which we conduct substantially all of our business and operations. Additionally, PT SGPS holds certain commercial paper obligations with a face value of €897 million (the "Rioforte Investments") issued by Rio Forte Investments S.A. ("Rioforte") and the Call Option (as defined below, in "—Rioforte Defaults and the Exchange") for 47,434,872 common shares of Oi and 94,869,744 preferred shares of Oi.

Oi Capital Increase and the Proposed Business Combination

        On October 1, 2013, we entered into a memorandum of understanding (the "Memorandum of Understanding") with Oi, AG Telecom Participações S.A. ("AG Telecom"), LF Tel S.A. ("LF Tel"), PASA Participações S.A. ("PASA"), EDSP75 Participações S.A. ("EDSP75"), Bratel Brasil, Avistar, SGPS, S.A. ("Avistar"), and Nivalis Holding B.V. ("Nivalis"), an affiliate of RS Holding, SGPS, S.A. ("RS Holding"), in which we and they agreed to the principles governing a series of transactions, including a business combination involving three principal components:

  •
  A capital increase of Oi that was concluded on May 5, 2014 (the "Oi Capital Increase"), in which Oi issued 121,674,063 common shares of Oi and 280,483,641 preferred shares of Oi for an aggregate amount of R$8,250 million in cash, and 104,580,393 common shares of Oi and 172,025,273 preferred shares of Oi to PT SGPS in exchange for the contribution by PT SGPS to Oi of all of PT SGPS's shares of its subsidiary PT Portugal, which consolidated all of the assets of PT SGPS, other than the direct and indirect stakes in Oi and Contax Participações S.A. ("Contax").

  •
  A proposed merger of shares (incorporação de ações) (the "Merger of Shares") under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of Oi and TmarPart, (1) each issued and then outstanding common share of Oi not owned by TmarPart was to be converted automatically into one TmarPart common share, (2) each issued and then outstanding preferred share of Oi not owned by TmarPart was to be converted automatically into 0.9211 TmarPart common shares, and (3) Oi was to become a wholly-owned subsidiary of TmarPart. At the same time, TmarPart was to be listed on the Novo Mercado segment of the Brazilian Securities, Commodities and Futures (BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros, or "BM&FBOVESPA"). Concurrently with the Merger of Shares, a simplification of the corporate structure of TmarPart was planned, by means of the corporate reorganization of several direct and indirect shareholder holding companies of TmarPart, through which, among other things, PT SGPS was to come to directly hold shares of Oi corresponding to its indirect stake in Tmarpart (the "Corporate Reorganization"). This proposed merger of shares was subsequently abandoned, and the Corporate Reorganization was redesigned.

  •
  A proposed merger (incorporação) (the "Merger") under Portuguese and Brazilian law of PT SGPS with and into TmarPart, with TmarPart as the surviving company in which the shareholders of PT SGPS were to receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by PT SGPS immediately prior to the merger; this proposed merger was subsequently abandoned.

        The three transactions described above are collectively referred to as the "Business Combination."

        All of the operating assets of the PT SGPS group's former businesses are now held by Oi (except interests held directly or indirectly in Oi itself) (collectively, the "PT Assets").

Rioforte Defaults and the Exchange

  Rioforte Investments and the Second MOU

        Prior to the Oi Capital Increase, we and our then wholly-owned subsidiary PTIF subscribed for an aggregate of €897 million principal amount of certain commercial paper obligations issued by Rioforte that matured in July 2014. The composition of the outstanding amount of the Rioforte Investments at the time of the Oi Capital Increase on May 5, 2014 was as follows:

  •
  €200 million in notes issued by Rioforte and subscribed by PT SGPS on April 15, 2014, with maturity on July 15, 2014, which were transferred to PT Portugal on May 5, 2014 as part of the process of transferring all assets and liabilities directly held by PT SGPS to PT Portugal in preparation for the contribution of PT Portugal in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled "€1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission of Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness, with a yield of 3% per annum. The jurisdiction for dispute resolution was Luxembourg;

  •
  €647 million in notes issued by Rioforte and subscribed by PTIF on April 15, 2014, with maturity on July 15, 2014. The terms and conditions of this transaction defined the notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg; and

  •
  €50 million in notes issued by Rioforte and subscribed by PTIF on April 17, 2014, with maturity on July 17, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated September 21, 2012, entitled "€1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg.

        As a result of the Oi Capital Increase, PT Portugal, PTIF and their rights as creditors under the Rioforte Investments were transferred to Oi.

        As of July 2014, Rioforte was a wholly-owned subsidiary of Espírito Santo International, S.A. and was an indirect holder of 49% of Espírito Santo Financial Group S.A. ("ESFG"), which in turn owned 27.3% of the capital stock of Banco Espírito Santo, S.A. ("BES"). Following financial difficulties reported by BES in 2014, the board of directors of the Bank of Portugal decided, at an extraordinary meeting held on August 3, 2014, to enforce resolution measures regarding BES through the creation of Novo Banco, S.A. ("Novo Banco"), to which the main activities carried out by BES were transferred, including BES's equity interest in PT SGPS and substantially all of its other assets and liabilities, as well as its employees. The share capital of Novo Banco was subscribed in full by the Resolution Fund, a fund which resulted from the initial and periodic contributions of financial institutions and revenues from the contributions due from the Portuguese banking sector.

        On July 15 and 17, 2014, Rioforte defaulted on the Rioforte Investments, held by PT Portugal and PTIF. On September 8, 2014, we, TmarPart, Oi, PT Portugal and PTIF entered into an exchange agreement (the "Exchange Agreement") and a stock option agreement (the "Call Option Agreement") (jointly, the "Definitive Exchange Agreements"). Under the Exchange Agreement, PT Portugal and PTIF agreed to transfer the Rioforte Investments to us, and we agreed to deliver to PT Portugal and PTIF an aggregate of 47,434,872 Oi common shares and 94,869,744 Oi preferred shares after giving effect to the Oi Reverse Share Split. See "Presentation of Financial Information—Oi Reverse Share Split." This transaction is referred to as the "Exchange" and the shares delivered to Oi as the "Exchanged Shares."

        On March 24, 2015, PT Portugal assigned its rights under the Exchange Agreement and the Call Option Agreement to PTIF, and on March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rioforte Investments that it owned to PTIF. On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed when PT Portugal and PTIF transferred the Rioforte Investments to us and we transferred the Exchanged Shares to PT Portugal and PTIF.

        Under the Call Option Agreement, PTIF has granted to us an option (the "Call Option"), to acquire 47,434,872 common shares issued by Oi and 94,869,744 preferred shares issued by Oi (the "Call Option Shares").

  Call Option

        On September 8, 2014, we, TmarPart, Oi, PT Portugal and PTIF entered into a stock option agreement (the "Call Option Agreement"). Under the Call Option Agreement, PTIF has granted us an option to acquire 47,434,872 common shares of Oi and 94,869,744 preferred shares of Oi after giving effect to the Oi Reverse Share Split (the "Call Option"). We are entitled to exercise the Call Option in whole or in part, at any time prior to March 30, 2021. The number of shares subject to the Call Option will be reduced on March 30 of every year, such that:

  •
  90% of the shares originally subject to the Call Option will be available between March 30, 2016 and March 30, 2017;

  •
  72% will be available between March 30, 2017 and March 30, 2018;

  •
  54% will be available between March 30, 2018 and March 30, 2019;

  •
  36% will be available between March 30, 2019 and March 30, 2020; and

  •
  18% will be available between March 30, 2020 and March 30, 2021,

in each case, less the number of shares with respect to the Call Option (if any) that has been previously exercised. The exercise prices under the Call Option will be R$20.104 per common share and R$18.529 per preferred share (after giving effect to the Oi Reverse Share Split completed on November 18, 2014), in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 30, 2015, to the date of the effective payment of the exercise price.

        Oi is not required to maintain the exchanged shares in treasury. In the event that, at the time of exercise of the Call Option, PTIF and/or any of Oi's other subsidiaries do not hold, in treasury, the number of shares with respect to which PT SGPS exercises the Call Option, the Call Option may be financially settled through payment by PTIF of the amount corresponding to the difference between the market price of the shares and the exercise price corresponding to these shares.

        Oi may terminate the Call Option if (1) the bylaws of PT SGPS are amended to remove or amend the provision of those bylaws that limits the voting right to 10% of all votes corresponding to the capital stock of PT SGPS, except if this removal or amendment is required by law or by order of a competent governmental authority; (2) PT SGPS directly or indirectly engages in activities that compete with the activities of Oi or Oi subsidiaries in the countries in which they operate; or (3) PT SGPS violates certain obligations under the Call Option Agreement.

        Prior to the earlier of the expiration or full exercise of the Call Option, PT SGPS may not purchase shares of Oi or TmarPart, directly or indirectly, in any manner other than by exercising the Call Option.

        If PT SGPS issues, directly or indirectly, any derivative instrument that is backed by or references Oi shares, it must immediately use all proceeds derived directly or indirectly from such derivative instrument to acquire shares pursuant to the exercise of the Call Option. Under the original Call Option Agreement, PT SGPS could not directly or indirectly transfer or assign the Call Option, in whole or in part, nor grant any rights under the Call Option, including any security interest in the Call Option or the shares underlying the Call Option, without the consent of Oi.

        On March 31, 2015, PT SGPS, Oi, TmarPart and PTIF entered into an amendment to the Call Option Agreement. Under this amendment, (1) we will be permitted to assign the Call Option to a third party provided that such assignment involves at least one-quarter of Oi's shares subject to the Call Option, (2) we will be able to use the proceeds from such assignment of the Call Option to a third party as we please, with no obligation to acquire Oi shares under the Call Option and (3) we have granted Oi a right of first refusal exercisable prior to any such assignment. This amendment does not affect our agreement not to grant any rights under the Call Option, including any security interest in the Call Option or the shares underlying the Call Option, without the consent of Oi, or the requirement that we use all proceeds derived directly or indirectly from the issuance of any derivative instrument that is backed by or references Oi's shares to acquire shares pursuant to the exercise of the Call Option.

        The effectiveness of the amendment to the Call Option Agreement is subject to (1) the authorization of the amended terms by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários, or "CVM"), and (2) the approval of the amendment to the Call Option Agreement by a general meeting of Oi's shareholders at which both Oi's common and preferred shareholders will be entitled to vote. Oi has agreed to issue a call notice for this general meeting of its shareholders on or before August 31, 2015 and to hold this meeting on or before September 30, 2015.

Proposed Sale of PT Portugal

        On December 9, 2014, Oi, Altice Portugal S.A. ("Altice Portugal") and Altice S.A. ("Altice") entered into a share purchase agreement (the "Altice Share Purchase Agreement"), pursuant to which Oi agreed to sell all of the share capital of PT Portugal to Altice Portugal for a purchase price of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 equals or exceeds €2,750 million.

Terra Peregrin Tender Offer

        On November 9, 2014, Terra Peregrin—Participações SGPS, S.A. ("Terra Peregrin"), an affiliate of Mrs. Isabel dos Santos, published a preliminary announcement relating to the launch of a voluntary public tender offer (the "Terra Peregrin Tender Offer") for the acquisition of all of the common shares and Class A shares representing all of our share capital and voting rights, including the shares underlying our American Depositary Shares ("ADSs"), at a per share price of €1.35, representing a premium of approximately 11% over the closing price of our shares at the time of the announcement on November 7, 2014 (€1.217). Closing of the Terra Peregrin Tender Offer was conditioned on the acquisition by Terra Peregrin of at least 50.01% of the voting rights of our share capital. Terra Peregrin requested that the Portuguese Securities and Exchange Commission (Comissão do Mercado de Valores Mobiliários, or "CMVM") exempt it from a rule that requires the bidding price be at least the average price of the shares over the last six months.

        On December 9, 2014, having analyzed the prospectus and the launch announcement of the Terra Peregrin Tender Offer, as required by the Portuguese Securities Code, our Board of Directors concluded that it was opposed to the terms of the Terra Peregrin Tender Offer and stated its opposition in a report of the Board of Directors.

        On December 17, 2014, the CMVM ruled that the Terra Peregrin Tender Offer would not be exempted from the rule relating to the calculation of the bidding price and accordingly concluded that one of the conditions for the effectiveness of the Terra Peregrin Tender Offer had not been fulfilled. On December 23, 2014, Terra Peregrin announced the withdrawal of the Terra Peregrin Tender Offer in light of the CMVM's decision.

Proposed Simplification of Corporate Ownership and Migration to Novo Mercado

        On March 31, 2015, the shareholders of TmarPart, acting at a pre-meeting (reunião prévia), (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the current obstacles to a registration of TmarPart shares with the SEC that would be necessary to allow the previously announced merger of shares of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement an alternative share structure.

        The alternative share structure includes a voluntary exchange of preferred shares issued by Oi for common shares issued by Oi, at the option of the preferred shareholder, at an exchange rate of 0.9211 of common shares issued by Oi for each preferred share issued by Oi (the "Voluntary Share Exchange"). The Voluntary Share Exchange proposal requires that the holders of at least two-thirds of the preferred shares issued by Oi (excluding treasury shares) agree to exchange preferred shares issued by Oi that they own for common shares issued by Oi within a period of 30 days commencing after Oi's general shareholders' meeting at which the opening of the period for the exchange is deliberated upon.

        Prior to the beginning of the period for the Voluntary Share Exchange, we understand that the shareholders of TmarPart intend to cause:

  •
  AG Telecom to merge with and into PASA;

  •
  LF Tel to merge with and into EDSP75;

  •
  PASA and EDSP75 to merge with and into Bratel Brasil;

  •
  Valverde Participações S.A., a wholly-owned subsidiary of Tmarpart ("Valverde"), to merge with and into TmarPart;

  •
  Venus RJ Participações S.A. ("Venus"), Sayed RJ Participações S.A. ("Sayed") and PTB2 S.A. ("PTB2") to merge with and into Bratel Brasil;

  •
  Bratel Brasil to merge with and into TmarPart; and

  •
  TmarPart to merge with and into Oi.

        These transactions (including the Voluntary Share Exchange) are collectively referred to as "Oi's Simplification of Corporate Ownership." In connection with Oi's Simplification of Corporate Ownership, we expect the General Shareholders' Agreement and the Control Group Shareholders' Agreement described herein to be terminated.

        In addition, we understand that the shareholders of TmarPart intend to cause (1) the adoption of new Oi bylaws and (2) the election of new members of the board of directors of Oi for terms expiring at the general shareholders' meeting that approves Oi's financial statements for the year ending December 31, 2017. Oi's Simplification of Corporate Ownership, the adoption of new bylaws of Oi and the election of new members of the board of directors of Oi are expected to occur on the same date and are expected to be deliberated upon at shareholders' meetings of the relevant entities during the third quarter of 2015, subject to the prior consent to the implementation of Oi's Simplification of Corporate Ownership of the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações, or "ANATEL").

        After the completion of Oi's Simplification of Corporate Ownership, the adoption of the new bylaws of Oi and the election of the new members of Oi's board of directors, Oi plans to seek to list its common shares on the Novo Mercado segment of BM&FBOVESPA. The timing for Oi's listing of its common shares on the BM&BOVESPA has not yet been determined. We have entered into an agreement with Oi in which each party has agreed that it will use its best efforts to cause the listing of Oi's common shares (or securities backed by their common shares) on the regulated market of Euronext Lisbon—Sociedade Gestora de Mercados Regulamentados ("Euronext Lisbon"), concurrently with the listing of the common shares issued by Oi on the Novo Mercado segment of the BM&FBOVESPA (or as promptly as practicable thereafter).

        For more information about these transactions and agreements, see "Item 4—Information on the Company—Overview—Transactions with Oi."

Oi Reverse Share Split

        On November 18, 2014, Oi's shareholders acting at an extraordinary general shareholders meeting authorized (1) the reverse share split of all of Oi's issued common shares into one common share for each 10 issued common shares, and (2) the reverse share split of all of Oi's issued preferred shares into one preferred share for each 10 issued preferred shares. This reverse share split became effective on December 22, 2014. All references to numbers of shares of Oi, dividend amounts of Oi and earnings per share of Oi in this annual report have been adjusted to give effect to the 10-for-one reverse share split.

Market Share and Other Information

        We make statements in this annual report about the market share of Oi and other information relating to the telecommunications industry in Brazil and Portugal. We have made these statements on the basis of information obtained from third-party sources and publicly available information that we believe are reliable, such as information and reports from ANATEL and the Portuguese National Communications Authority (Autoridade Nacional de Comunicações) ("ANACOM"), among others. We assume no responsibility for the accuracy or completeness of any such information.

Rounding

        We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

 FORWARD-LOOKING STATEMENTS

        This Form 20-F includes, and documents incorporated by reference herein and future public filings and oral and written statements by our management may include, statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our services and other aspects of our business under "Item 4—Information on the Company," "Item 5—Operating and Financial Review and Prospects" and "Item 11—Quantitative and Qualitative Disclosures About Market Risk;" and (b) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

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

        Any of the following important factors, and any of those important factors described elsewhere in this or in other of our U.S. Securities and Exchange Commission ("SEC"), filings, among other things, could cause our results to differ from any results that might be projected, forecasted or estimated by us in any such forward-looking statements:

  •
  the effects of intense competition in Brazil and the other countries in which we have operations and investments through Oi;

  •
  material adverse changes in economic conditions in Brazil, or the other countries in which we have operations and investments through Oi;

  •
  Oi's ability to consummate the proposed sale of PT Portugal;

  •
  the Brazilian government's telecommunications policies that affect the telecommunications industry and Oi's business in Brazil in general, including issues relating to the remuneration for the use of Oi's network in Brazil, and changes in or developments of ANATEL regulations applicable to Oi;

  •
  the cost and availability of financing, particularly with respect to Oi;

  •
  the general level of demand for, and changes in the market prices of, Oi's services;

  •
  Oi's ability to implement its corporate strategies in order to expand its customer base and increase its average revenue per user;

  •
  political, regulatory and economic conditions in Brazil;

  •
  inflation in Brazil and fluctuations in exchange rates;

  •
  the outcomes of legal and administrative proceedings to which we or Oi are or become a party;

  •
  changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in Oi's customers' behavior;

  •
  other factors identified or discussed under "Item 3—Key Information—Risk Factors."

 PART I

ITEM 1—IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        We are not required to provide the information called for by Item 1.

ITEM 2—OFFER STATISTICS AND EXPECTED TIMETABLE

        We are not required to provide the information called for by Item 2.

ITEM 3—KEY INFORMATION

Selected Consolidated Financial Data

        The selected consolidated statement of financial position data as of December 31, 2012, 2013 and 2014 and the selected consolidated statement of income and cash flow data for each of the years then ended have been derived from our audited consolidated financial statements included herein prepared in accordance with IFRS, as issued by the IASB. The selected consolidated statement of financial position data as of December 31, 2010 and 2011 and the selected consolidated statement of income and cash flow data for the years then ended have been derived from our audited consolidated financial statements, not presented herein, prepared in accordance with IFRS. The statements of profit and loss and cash flows have been retrospectively restated for the application of the provisions of IFRS 5, Non Current Assets Held for Sale and Discontinued Operations, as explained in more detail in Note 2 and 4 to our consolidated financial statements as of December 31, 2014.

        The information set forth below is qualified by reference to, and should be read in conjunction with, our audited consolidated financial statements and the notes thereto and also "Item 5—Operating and Financial Review and Prospects" included in this Form 20-F.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(Restated)	(Restated)	(Restated)	(Restated)
	(€ millions)
STATEMENT OF INCOME(1):
Costs, expenses losses and income:
Wages and salaries	7.9	9.2	12.0	11.9	(5.8)
Supplies and external services	3.1	3.9	2.1	3.2	26.2
Indirect taxes	1.4	1.4	1.0	2.9	6.4
Provisions and adjustments	(0.4)	0.0	0.4	(0.8)	(0.2)
Depreciation and amortization	0.3	0.3	0.3	0.2	0.1
Losses (gains) on disposals of fixed assets	0.0	0.0	0.0	(0.0)	0.0
Other costs, net	6.7	7.8	0.7	(124.9)	(1.0)
Income (loss) before financial results and taxes	(19.0)	(22.5)	(16.5)	107.4	(25.7)
Net interest income	(15.0)	(94.9)	(9.6)	(18.5)	(11.7)
Net foreign currency exchange (gains) losses	0.3	1.4	(0.8)	1.8	0.6
Net (income) loss on financial assets and other investments	(0.8)	(0.7)	(0.2)	1.3	363.0
Equity in losses of joint ventures	—	31.9	3.9	6.8	378.6
Net other financial expenses	0.7	14.1	12.7	10.0	39.0
Income (loss) before taxes	(4.2)	25.8	(22.5)	106.1	(795.2)
Income taxes	(0.9)	1.5	(13.2)	(4.4)	(35.3)
Net income (loss) from continuing operations	(5.1)	27.3	(9.4)	110.5	(759.9)
Net income from discontinued operations(6)	5,813.3	380.2	319.5	277.5	470.7
NET INCOME (LOSS)	5,808.2	407.6	310.1	388.0	(289.2)
Attributable to non-controlling interests	147.9	73.7	84.3	57.0	13.6
Attributable to equity holders of the parent	5,660.3	333.9	225.8	331.0	(302.8)

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(Restated)	(Restated)	(Restated)	(Restated)
	(€ millions)
Income before financial results and taxes per ordinary share, A share and ADS(2)	(0.01)	(0.02)	(0.02)	0.12	(0.03)
Earnings per share, A share and ADS:
Basic(3)	6.48	0.39	0.26	0.39	(0.35)
Diluted(4)	6.06	0.39	0.26	0.39	(0.35)
Earnings per share, A share and ADS from continuing operations, net of minority interests:
Basic(3)	(0.01)	0.03	(0.01)	0.13	(0.87)
Diluted(4)	(0.01)	0.03	(0.01)	0.13	(0.87)
Cash dividends per ordinary share, A share and ADS(5)	2.30	0.65	0.325	0.10	—
Share capital	26.9	26.9	26.9	26.9	26.9

(1)
Following the subscription in kind by PT SGPS in the Oi share capital increase, the provisions of IFRS 5, Non Current Assets Held for Sale and Discontinued Operations were triggered. As such, all operating businesses since 2010 are presented as discontinued operations.

(2)
Based on 896,512,500 ordinary and A shares for all periods presented (including 20,640,000 treasury shares).

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

(5)
Cash dividends per ordinary share, A share and American Depositary Share ("ADS"), for the years ended December 31, 2010, 2011, 2012 and 2013 were €2.30, €0.65, €0.325 and €0.10, respectively, before applicable withholding tax. Cash dividends per ordinary share, A share and ADS for the years ended December 31, 2010, 2011, 2012 and 2013 were US$3.18, US$0.82, US$0.42 and US$0.136, respectively, using the exchange rate in effect on the date on which each dividend was paid, before applicable withholding tax. The dividend amounts set forth above for each year are the amounts paid with respect to the results of operations for those fiscal years, even when the actual date of payment fell in a different year. See "Item 8—Financial Information—Distributions to Shareholders—Dividend Information." On August 14, 2013, our board of directors announced a shareholder remuneration policy consisting of an ordinary cash dividend of €0.10 (US$0.13838 at the exchange rate on April 25, 2014) per share, "A" share and ADS for the fiscal year ending December 31, 2013, before applicable withholding tax. The dividend payment for the fiscal year 2013, corresponding to an ordinary dividend per share of €0.10, was approved by our 2014 annual shareholders' meeting held on April 30, 2014 and was paid on May 30, 2014. Cash dividends for the year ended December 31, 2012 corresponded to an ordinary dividend per share of €0.325 and was paid in May 2013. Cash dividends for the year ended December 31, 2011 corresponded to an ordinary dividend per share of €0.65, of which €0.215 was paid on January 4, 2012 as an advance over the profits relating to 2011, as approved by our Board of Directors on December 15, 2011, and the remaining €0.435 was paid in May 2012, as approved at our annual shareholders' meeting held on April 27, 2012. Cash dividends for the year ended December 31, 2010 included (1) an extraordinary dividend per share of €1.65, of which €1.00 was paid in December 2010 and the remaining €0.65 was paid in 2011, as approved at our annual shareholders' meeting held on May 6,

  2011; and (2) an ordinary cash dividend of €0.65 per share also approved at the annual shareholders' meeting.

(6)
2010 represents the net income of Vivo Participações S.A. ("Vivo"). We provided mobile telecommunications services in Brazil through Vivo until September 2010. We held our participation in Vivo through our 50% interest in Brasilcel N.V., a joint venture with Telefónica, S.A. ("Telefónica"). On July 28, 2010, we reached an agreement with Telefónica for them to buy from us our 50% interest in Brasilcel N.V. We closed the transaction on September 27, 2010.

	Year Ended December 31,
	2010	2011	2012	2013	2014
CASH FLOW DATA:
Cash flows from operating activities	903.8	1,189.5	1,061.8	853.7	113.4
Cash flows from investing activities	4,263.7	(1,929.4)	(575.0)	(364.1)	(1,593.2)
Cash flows from financing activities	(1,571.2)	(379.4)	(2,112.9)	(764.7)	302.1

	2010	2011	2012	2013	2014
STATEMENT OF FINANCIAL POSITION DATA:
Current assets	8,855.4	5,503.1	4,102.5	3,973.2	504.1
Investments in jointly controlled entities	—	3,509.6	2,980.1	2,408.2	714.2
Investments in group companies	361.5	532.5	406.8	511.3	—
Other investments	17.7	15.3	12.7	22.2	—
Goodwill	416.6	353.0	425.7	380.6	—
Tangible assets	3,874.6	3,656.1	3,578.9	3,438.5	0.2
Intangible assets	695.1	800.7	757.5	717.7	—
Post-retirement benefits	1.9	1.7	1.6	1.8	—
Deferred taxes assets	648.5	590.5	560.4	564.9	—
Other non-current assets	294.0	101.7	2.9	1.9	0.0
Total assets	15,165.4	15,064.3	12,829.1	12,020.4	1,218.5
Current liabilities	2,683.7	4,764.8	2,994.8	3,024.6	65.9
Medium and long-term debt	6,254.4	5,708.0	5,979.4	5,879.2	0.0
Post-retirement benefits	950.5	913.6	835.4	960.9	—
Deferred taxes liabilities	311.6	276.7	270.4	243.8	—
Other non-current liabilities	342.3	338.3	211.8	45.1	0.0
Total liabilities	10,542.5	12,001.4	10,291.8	10,153.6	66.0
Equity excluding non-controlling interests	4,406.2	2,840.6	2,304.6	1,641.3	1,152.5
Non-controlling interests	216.7	222.2	232.7	225.5	—
Total equity	4,622.9	3,062.9	2,537.3	1,866.8	1,152.5
Total liabilities and shareholders' equity	15,165.4	15,064.3	12,829.1	12,020.4	1,218.5
Number of ordinary shares	896.5	896.5	896.5	896.5	896.5
Share capital(1)	26.9	26.9	26.9	26.9	26.9

(1)
As of the dates indicated, we did not have any redeemable preferred stock.

 Exchange Rates

Euros

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

        The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The information is based on the noon buying rate in the City of New York for cable transfers in Euro. On May 8, 2015, the Euro/U.S. dollar exchange rate was €0.889 per US$1.00.

Average Rate(1)
Year ended December 31,	(€ per US$1.00)
2010	0.756
2011	0.714
2012	0.773
2013	0.814
2014	0.758

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(€ per US$1.00)
November 2014	0.806	0.796
December 2014	0.826	0.799
January 2015	0.886	0.832
February 2015	0.893	0.872
March 2015	0.950	0.891
April 2015	0.945	0.894
May 2015 (through May 8, 2015)	0.897	0.881

        None of the 28 member countries of the European Union has imposed any exchange controls on the Euro.

Brazilian Real

        Because of our equity interest in Oi, we have a large exposure to the Brazilian Real. Consequently, exchange rate fluctuations between the Euro and the Real affect our total assets, shareholders' equity and equity in losses on joint ventures. See "Item 5—Operating and Financial Review and Prospects—Exchange Rate Exposure to the Brazilian Real."

        The Brazilian government may impose temporary restrictions on the conversion of Reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in

Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reason to foresee a serious imbalance.

        The following tables show, for the periods and date indicated, certain information regarding the Real/U.S. dollar exchange rate. On May 8, 2015, the Real/U.S. dollar exchange rate was R$2.980 per US$1.00. The information is based on the noon buying rate in the City of New York for cable transfers in Brazilian Reais as certified for United States customs purposes by the Federal Reserve Bank of New York.

Average Rate(1)
Year ended December 31,	(R$ per US$1.00)
2010	1.757
2011	1.668
2012	1.952
2013	2.177
2014	2.359

(1)
The average rate is calculated as the average of the noon buying rates on the last day of each month during the period.

Period	High	Low
	(R$ per US$1.00)
November 2014	2.603	2.496
December 2014	2.730	2.554
January 2015	2.728	2.564
February 2015	2.880	2.701
March 2015	3.293	2.876
April 2015	3.154	2.900
May 2015 (through May 8, 2015)	3.072	2.980

Risk Factors

General Risks Relating to Our Company

We conduct our business through our 27.5% equity interest in Oi, our involvement in Oi's activities is governed by shareholders' agreements and we do not independently control Oi.

        We have no material assets other than (1) our direct and indirect ownership interest of 27.5% in Oi's share capital, including 26.4% of the voting share capital, held directly by us and our wholly-owned subsidiary, Bratel Brasil (but excluding indirect interest), through which we conduct substantially all of our business and operations, (2) the Rioforte Investments, and (3) the Call Option. We have joint control of Oi, together with Oi's other major shareholders, and our involvement in Oi's activities is governed by shareholders' agreements of Oi's parent company, TmarPart, which govern our ability to participate in and contribute to Oi's management decisions. However, although we are Oi's largest shareholder and have representation on Oi's board of directors, we are unable to exercise determinative control of Oi's activities and strategic direction. Our business, results of operations and prospects are, therefore, dependent upon Oi's board of directors and management as well as on Oi's other major shareholders.

        Under the four shareholder agreements to which we are a party that directly and indirectly govern our equity interests in TmarPart and Oi, the shareholders of TmarPart, acting through pre-meetings (reuniões prévias) of the shareholders party to each of these shareholders' agreements, have the power to determine the decisions to be taken at meetings of Oi's board of directors on matters of its management that require the prior authorization of Oi's board of directors. See "Item 4—Information on the Company—Background to the Strategic Partnership with Oi—Overview of TmarPart Shareholders' Agreements." We may encounter disagreements with the other shareholders of TmarPart and may not be able to prevent actions that may be contrary to our and our shareholders' interests or preferences.

        In addition, under the terms of the alternative structure to the Business Combination, (1) we expect the Global Shareholders' Agreement and the Control Group Shareholders' Agreement to be terminated and (2) the bylaws of Oi are expected to be amended to provide that all shareholders of Oi will be limited to exercising 15% of the voting rights in Oi, subject to certain conditions, which will further limit our ability to participate in and contribute to Oi's management decisions, even were we to exercise the Call Option.

We rely on our existing cash, dividends paid by Oi and income from the Rioforte Investments for our cash needs.

        We rely on our existing cash, dividends paid by Oi and any amounts recovered from the Rioforte Investments for our cash needs, including paying our operating expenses. The adequacy of our cash resources to continue to meet our future operational needs depends, in large part, in the distribution of dividends by Oi, any amounts recovered from the Rioforte Investments and the monetization of the Call Option. In the event that the cash from these sources or any other alternative source of funds is inadequate to fund our operating expenses, we may be required to secure additional funding, including by selling part of our assets, which could negatively affect our business and prospects.

        Oi has no legal obligation to declare dividends to its shareholders and dividends may not be declared or paid by Oi at all. Furthermore, it is uncertain what amount, if any, and in what timeframe we will be able to recover from the Rioforte Investments. See "—Risks Relating to the Rioforte Investments and the Exchange—The Rioforte Investments that we acquired in the Exchange are in default, and we may not be able to recover any of the amounts outstanding under these investments" below. In addition, we may not have cash to exercise the Call Option, and we cannot guarantee if we will be able to sell, monetize or exercise the Call Option otherwise.

We, as a holder of Oi's common shares and preferred shares, may not receive any dividends or interest on shareholders' equity from Oi.

        According to Oi's bylaws and the Brazilian Corporation Law, Oi is generally required to pay its shareholders at least 25% of its annual net income as dividends or interest on shareholders' equity, as calculated and adjusted under Brazilian GAAP. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders' equity. Holders of Oi's common shares, including PT SGPS, may not receive any dividends or interest on shareholders' equity in any given year due to the dividend preference of Oi's preferred shares. Additionally, the Brazilian Corporation Law allows a publicly traded company like Oi to suspend the mandatory distribution of dividends in any particular year if its board of directors informs its shareholders that such distributions would be inadvisable in view of its financial condition or cash availability. Holders of Oi's preferred shares may not receive any dividends or interest on shareholders' equity in any given year if its board of directors makes such a determination or if its operations fail to generate net income, as was the case in 2014.

Risks Relating to the Rioforte Investments and the Exchange

The Rioforte Investments that we acquired in the Exchange are in default, and we may not be able to recover any of the amounts outstanding under these investments.

        Under the Definitive Exchange Agreements described in "Presentation of Financial Information—Rioforte Defaults and the Exchange" and "Item 4—Information on the Company—Overview—Transactions with Oi," we received the Rioforte Investments in exchange for the transfer of the Call Option Shares. The Rioforte Investments were due on July 15, 2014, for €847 million, and July 17, 2014, for the remaining €50 million, but Rioforte did not repay those amounts when due, and the Rioforte Investments are in default. On July 22, 2014, Rioforte publicly announced that it had filed for creditor protection/controlled management (gestion contrôlée) under Luxembourg law. The Luxembourg Commercial Court denied Rioforte's request for controlled management on October 17, 2014 and declared Rioforte bankrupt on December 8, 2014.

        We may not recover any amounts due from Rioforte under these investments. Based solely on information made public by Rioforte, Rioforte's consolidated liabilities amounted to €3,418.3 million as of December 31, 2013 (at the time not yet including the consolidated liabilities of BES, subsidiary ESFG); and based solely on information made public by ESFG (of which, based on Rioforte's publicly available information, Rioforte holds an indirect interest of 49%), ESFG's individual (i.e., not consolidated) liabilities amounted to €1,493 million as of December 31, 2013. The Rioforte Investments are unsecured, and even if there were any amounts available to the creditors of Rioforte in the context of a debt restructuring of Rioforte, our right to receive payment of any such amounts would be pro rata with other holders of unsecured obligations of Rioforte, only after payment in full of Rioforte's secured creditors.

        Additionally, one of the Rioforte assets—its shareholding interest in BES—held through its subsidiary ESFG, has also significantly lost value as a consequence of the Bank of Portugal's initiative to create Novo Banco. Novo Banco was created as a result of an extraordinary meeting held on August 3, 2014, of the Bank of Portugal's Board of Directors to enforce resolution measures by transferring the main activities carried out by BES to Novo Banco, including most of its assets and liabilities, as well as its employees. Among the assets and liabilities that remained with BES (i.e., were not transferred to Novo Banco) were the liabilities to qualified shareholders and key management personnel, as well as a number of assets, for which recovery was deemed unlikely by the Bank of Portugal.

        The face value of the Rioforte Investments received as part of the Exchange in March 30, 2015 was €897 million, but they may ultimately have no value. Any inability to recover in full the amounts from the Rioforte Investments has had, and may continue to have, a material adverse impact on our financial position and liquidity.

The Call Option is one of our only assets, and its value will be affected by a number of factors beyond our control.

        Under the Call Option Agreement, PTIF has granted us a Call Option, under which we may purchase Call Option Shares for a term of six years. PT SGPS will be entitled to exercise it, in whole or in part, at any time, for an exercise price of R$20.10 per common share of Oi and R$18.529 per preferred share of Oi (after giving effect to the Oi Reverse Share Split, completed on November 18, 2014). The number of Call Option Shares that PT SGPS will be entitled to purchase will be reduced by 10% on the first anniversary of the effective date of the Call Option, and by 18% on each anniversary thereafter.

        The value of the Call Option will depend primarily on the market price of the common shares of Oi and preferred shares of Oi, which will depend, among other things, on the performance, results of operations, financial condition and prospects of Oi's business.

        Our ability to monetize the Call Option in the market through the use of derivative instruments will depend on the availability and depth of the market for this Call Option, which includes certain non-standard features. In addition, our ability to sell the Call Option will depend on an approval at an Oi shareholders' meeting and, if applicable, by CVM.

        Oi's business is subject to significant operational and other risks. For more information about the risks of Oi's business, see "—Risks Relating to Oi's Brazilian Operations," "—Risks Relating to Oi's Portuguese Operations," and "—Risks Related to Africatel, Unitel and Oi's Other International Investments" below. As a result, the value of the Call Option, that will be recorded in our financial statements, may vary significantly over time due to factors beyond our control.

We may not have sufficient financial resources to exercise the Call Option, and the Call Option may be canceled by Oi under certain circumstances.

        As described above, we may not have sufficient funds to exercise the Call Option and we cannot guarantee if we will be able to sell, monetize or exercise the Call Option otherwise. Although the terms of the Call Option permit us to monetize our rights thereunder by transfers of all or a portion of the Call Option under certain circumstances or through derivative instruments (which proceeds would then be required to be used for the sole purpose of exercising the Call Option), we may be unable to do so. Accordingly, we may not have sufficient financial resources to exercise the Call Option, in whole or in part. In addition, the Oi common shares and preferred shares subject to the Call Option will be reduced over time. Accordingly, even if the Call Option ultimately has value, we may be unable to realize that value.

        The Call Option may also be canceled by Oi in the event that we breach these restrictions or in certain other events (namely, if (i) our bylaws are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of our total voting rights; (ii) we begin to compete with Oi or any of its subsidiaries; or (iii) we breach certain obligations under the Call Option Agreement).

The implementation of an alternative structure to the Business Combination remains subject to uncertainty and may not lead to the benefits that we, Oi and TmarPart expect to achieve.

        The Business Combination was originally structured to include a merger (incorporação) (the "Merger"), under Portuguese and Brazilian law, of us with and into TmarPart, with TmarPart as the surviving company. Pursuant to the originally proposed Merger, each of our outstanding ordinary shares was supposed to be cancelled and the holder thereof would have automatically received TmarPart common shares, and, as a result of the Merger, we would have ceased to exist. However, we, Oi and TmarPart have determined that the Merger is no longer a viable structure for combining the shareholder bases of our companies as part of the Business Combination.

        The parties intend to implement a new alternative structure to the Business Combination that is expected to provide for, among other things, the simplification of Oi's ownership structure through a corporate reorganization of the various holding companies having direct and indirect shareholder interests in Oi (whereby, among other effects, we would hold directly the shares of Oi corresponding to its indirect interest), the listing of Oi's shares on the Euronext Lisbon (in addition the New York Stock Exchange ("NYSE"), where Oi's shares are already listed) and the migration of Oi to the Novo Mercado segment of BM&FBOVESPA. Following this step, the integration of the shareholder bases of PT SGPS and Oi may occur through a reduction in capital of PT SGPS in which shareholders of PT SGPS would receive shares of Oi. However, no such reduction in capital has been approved by our Board of Directors or submitted to shareholders for approval, and any future reduction in capital would depend on defining the specific terms of the reduction in capital based on a future balance sheet of our company, the approval of a reduction in capital by our board of directors and approval by shareholders representing two-thirds of our outstanding ordinary shares at a meeting at which a quorum of holders of at least one-third of our outstanding ordinary shares are present or represented.

        The implementation of the new alternative structure depends on a number of steps that are not within our control, including:

  •
  the corporate ownership simplification of Oi;

  •
  the approval of new bylaws of Oi;

  •
  the election and appointment of a new Board of Directors of Oi;

  •
  the Voluntary Share Exchange in which Oi's shareholders may exchange preferred shares for common shares issued by Oi;

  •
  the migration of Oi to the Novo Mercado segment of the BM&FBOVESPA; and

  •
  the listing of Oi on the Euronext Lisbon.

        We cannot predict how long it would take to implement these steps or whether they would be successfully implemented. All of the proposed changes described above will have to be approved by Oi's shareholders at a general shareholders' meeting and ANATEL, the Brazilian telecommunications regulator. The parties anticipate that Oi's general shareholders' meeting called to deliberate with respect to the Voluntary Share Exchange and the steps leading up to it will be called within 130 days from the announcement of the new alternative structure, subject to ANATEL's prior consent to the implementation of the transactions described above. However, we cannot predict whether this timetable will be met.

        Furthermore, we cannot predict how long it may take for the migration of Oi to the Novo Mercado segment of the BM&FBOVESPA and the listing of Oi's common shares on the Euronext Lisbon. After Oi's Simplification of Corporate Ownership, Oi will seek to list its common shares on the Novo Mercado segment of the BM&FBOVESPA. However, such listings are dependent on a number of factors, over which we have no control, including the approvals by the shareholders of Oi and the applicable regulators.

        In addition, pursuant to Portuguese corporate law, for a share capital reduction to be implemented, our net equity is required to meet certain minimum requirements. Specifically, pursuant to the Portuguese Corporations Code (Código das Sociedades Comerciais), a reduction in capital can be considered only if the net equity would exceed the new reduced share capital by at least 20%. Similarly, under Portuguese law, if any future reduction in capital is approved by our shareholders, the transaction would need to be registered on the commercial registry, and its consummation would be subject to a one-month period in which our creditors could express opposition to the transaction.

        We cannot predict whether we will pursue a reduction in capital or any other structure whereby our shareholders would be attributed the Oi shares that we hold. In addition, any implementation of a reduction in capital would depend on the evolution of our net equity and financial situation, which could be affected by a number of factors. If, at the time of any shareholders' meeting called to consider a reduction in capital, our net equity level would not allow the attribution of all or part of the Oi shares held by us, then we may propose implementing such structure only to the extent of the maximum number of Oi shares that can be attributed to our shareholders, or we may implement another alternative structure.

        The implementation of the new alternative structure may delay or limit the ability of us, Oi and TmarPart to achieve certain benefits that were originally expected to derive from the Business Combination, such as increased liquidity for shareholders and the diversification of the shareholder bases of those companies. We cannot guarantee that the benefits that we, Oi and TmarPart seek to achieve will be fully realized, and any failure to achieve those benefits may affect the value of the shares of Oi and, so long as we hold shares of Oi, the value of our ordinary shares and ADSs.

We may be liable for taxes for fiscal year 2015 or subsequent fiscal years as a result of the execution of the Exchange Agreement and Call Option Agreement.

        As a result of the Exchange, we recorded a tax loss in March 2015 corresponding to the difference between the fair value of the Rioforte Investments and the Call Option, on the one hand, and the acquisition cost of the Call Option Shares, on the other hand. In addition, in 2015 and subsequent fiscal years and taking into consideration the changes of the fair value of the Rioforte Investments and the Call Option, these changes may generate gains that could increase our taxable income, though actual tax liabilities may be reduced by tax losses accrued in prior periods, subject to the applicable laws of the applicable jurisdiction (in Portugal, prior tax losses can only offset up to 70% of the taxable income in a given fiscal year; moreover, such tax losses can only be carried forward through a maximum of twelve tax periods following the fiscal year in which such losses were recorded). Accordingly, it is possible that we may be liable for taxes in the current or any subsequent fiscal year, even if we are unable to recover any amounts under the Rioforte Investments or to monetize the Call Option. Any taxable income that cannot be reduced by tax losses could have an adverse effect on our results and on the market price of our common shares and ADSs.

We could be subject to liabilities relating to any future litigation or governmental or regulatory inquiries relating to the Rioforte Investments or the Business Combination.

        Although the Exchange Agreement and Call Option Agreement include a waiver and release, governed by Brazilian law, of PT SGPS by Oi and PTIF with respect to any claim, in any jurisdiction, against us relating to the Rioforte Investments and their transfer to Oi in connection with the Oi Capital Increase, this waiver and release does not limit the ability of other parties, including our shareholders or the shareholders of Oi, to initiate claims against us relating to the Rioforte Investments, the Business Combination or other matters, or the ability of governmental or regulatory agencies to pursue formal investigations or enforcement proceedings against us.

        On January 13, 2015, we received a subpoena (the "Subpoena") from the SEC in a non-public investigation, requiring PT SGPS to deliver to the SEC documents and other information regarding certain subjects, including the Rioforte Investments and treasury applications in other Grupo Espírito Santos entities ("GES entities"), the Business Combination, disclosures by PT SGPS, and the report to the board of directors of PT SGPS from PricewaterhouseCoopers ("PWC"), dated January 8, 2015, in connection with the procedures adopted and actions undertaken by PT SGPS relating to the Rioforte Investments and treasury applications in GES entities. We are cooperating with the SEC with respect to its investigation and the Subpoena. The SEC's investigation could ultimately cause us to be subject to fines or other sanctions, and we could be subject to private litigation relating to the same matters.

        The SEC has also issued comments with respect to our Annual Report on Form 20-F for the year ended December 31, 2013 relating to certain of the matters covered in the Subpoena and other matters. This comment process has not been completed, and we cannot predict when it will be completed. See "Item 4A—Unresolved Staff Comments." The SEC comment process could ultimately require us to amend or restate our historical financial statements or to amend other disclosures in our past Annual Reports on Form 20-F.

        The Bank of Portugal, the CMVM, a parliamentary committee and the Portuguese prosecutors' office have opened investigations into the collapse of the Espírito Santo group, alleging fraud, abuse of trust, abuse of privilege, falsification of documents and money laundering. Neither we nor any of the companies in the PT SGPS group have been targeted in these investigations. In addition, a Portuguese parliamentary commission has conducted an inquiry in relation to the management of BES and GES, which included the Rioforte Investments and the matters covered by the report prepared by PWC mentioned above and held hearings in February and March 2015 at which certain former executive officers of PT SGPS were questioned.

        In addition, the Exchange Agreement and Call Option Agreement do not limit the ability of Oi and the Oi Subsidiaries to exercise any rights under Brazilian law to seek compensation (direito de recesso/regresso) for claims against Oi or the Oi Subsidiaries by third parties. As a result, we could be subject to liabilities relating to any future claims or other proceedings and could incur expenses defending against any such claims or proceedings. Any such liabilities could have a material adverse effect on our financial condition.

        We are also parties to other legal proceedings that could adversely affect us, including those described under "—Risks Relating to Africatel, Unitel and Oi's Other International Investments" and "Item 8—Financial Information—Legal Proceedings."

General Risks Relating to the Telecommunications Industry

The telecommunications industry is subject to frequent changes in technology. Oi's ability to remain competitive depends on its ability to implement new technology, and it is difficult to predict how new technology will affect Oi's business.

        Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render Oi's equipment, services and technology obsolete or inefficient, which may adversely affect Oi's competitiveness or require Oi to increase its capital expenditures in order to maintain its competitive position. For example, Oi has made significant investments in the last three years in connection with the implementation of its UMTS (Universal Mobile Telecommunications System) ("3G") services, and are making investments in the implementation of its LTE (Long Term Evolution) ("4G") services, and PT Portugal made significant investments in recent years to develop its fiber to the home ("FTTH"), network for residential and enterprise customers to connect its mobile network base stations and to develop its 3G network for personal services customers. It is possible that alternative technologies may be developed that are more advanced than those Oi currently provides. Oi may not obtain the expected benefits of its investments if more advanced technologies are adopted by the market. Even if Oi adopts new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to Oi, and we cannot assure you that Oi will be able to maintain its level of competitiveness.

Oi's operations depend on its ability to maintain, upgrade and operate efficiently its accounting, billing, customer service, information technology and management information systems and to rely on the systems of other carriers under co-billing agreements.

        Sophisticated information and processing systems are vital to Oi's growth and Oi's ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that Oi will be able to operate successfully and upgrade its accounting, information and processing systems or that these systems will continue to perform as expected. Oi has entered into co-billing agreements with each long-distance telecommunications service provider that is interconnected to its networks in Brazil to include in its invoices the long-distance services rendered by these providers, and these providers have agreed to include charges owed to Oi in their invoices. Any failure in Oi's accounting, information and processing systems, or any problems with the execution of invoicing and collection services by other carriers with whom it has co-billing agreements, could impair its ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect its business, financial condition and results of operations.

Improper use of Oi's networks could adversely affect Oi's costs and results of operations.

        Oi may incur costs associated with the unauthorized and fraudulent use of its networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of Oi's network could also increase its selling expenses if its needs to increase its provision for doubtful accounts to reflect amounts it does not believe it can collect for improperly made calls. Any increase in the improper use of Oi's network in the future could materially adversely affect its costs and results of operations.

Oi's operations are dependent upon its networks. A system failure could cause delays or interruptions of service, which could cause Oi to suffer losses.

        Failure in Oi's networks, or its backup mechanisms, may result in service delays or interruptions and limit its ability to provide customers with reliable service over its networks. Some of the risks to Oi's networks and infrastructure include (1) physical damage to access lines and long-distance optical cables; (2) power surges or outages; (3) software defects; (4) disruptions beyond its control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce its net operating revenue or cause it to incur additional expenses. In addition, the occurrence of any such event may subject Oi to penalties and other sanctions imposed by ANATEL (in the case of its businesses in Brazil) and ANACOM (in the case of its businesses in Portugal), and may adversely affect its business and results of operations.

The mobile telecommunications industry and participants in this industry, including Oi, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

        Media and other entities frequently suggest that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges Oi uses to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on Oi's business, financial condition and results of operations. The expansion of Oi's network may be affected by these perceived risks if it experiences problems in finding new sites, which in turn may delay the expansion and may affect the quality of its services.

        In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In January 2003, ANACOM issued a regulation requiring entities that are qualified to install and use radio communication stations for public broadcasting to submit to ANACOM for approval an annual plan that monitors and measures the intensity levels of the electromagnetic waves emitted from these radio communication stations, particularly stations located near the general population. In 2004, the Portuguese government adopted regulations that limit emission and exposure to electromagnetic fields with frequencies between 0 kHz and 300 GHz.

        Although Oi believes that these regulations have not had a material impact on Oi's business, the Brazilian or Portuguese governments, or ANATEL or ANACOM, may enact new laws or regulations regarding electromagnetic emissions and exposure that could have an adverse effect on Oi's business.

Risks Relating to Oi

Oi has a substantial amount of debt, which could restrict Oi's financing and operating flexibility and have other adverse consequences.

        As of December 31, 2014, Oi had R$33,295 million aggregate principal amount of outstanding debt, excluding debt obligations of PT Portugal in the amount of R$18,893 million that have been classified as liabilities of assets held for sale but are expected to remain obligations of Oi following the completion of its sale of PT Portugal. Oi is subject to certain financial covenants under the instruments that govern some of its indebtedness that limit its ability to incur additional debt. The level of Oi's consolidated indebtedness and the requirements and limitations imposed by these debt instruments could adversely affect its financial condition or results of operations. In particular, the terms of some of these debt instruments restrict Oi's ability, and the ability of its subsidiaries, to:

  •
  incur additional debt;

  •
  grant liens;

  •
  pledge assets;

  •
  sell or dispose of assets; and

  •
  make certain acquisitions, mergers and consolidations.

        Furthermore, some of Oi's debt instruments include financial covenants that require Oi or certain of its subsidiaries to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of Oi's indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

        If Oi is unable to incur additional debt, it may be unable to invest in its business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect its profitability. In addition, the cash required to service Oi's indebtedness reduces the amount available to Oi to make capital expenditures. If the growth in net operating revenue of Oi slows or declines in a significant manner, for any reason, it may not be able to continue servicing its debt. If Oi is unable to meet its debt service obligations or comply with its debt covenants, it could be forced to renegotiate or refinance its indebtedness, seek additional equity capital or sell assets. In this circumstance, Oi may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the debt instruments of Oi and its indebtedness as of December 31, 2014, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources."

In order to expand Oi's business, Oi may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies, which could adversely affect Oi's business, results of operations and financial condition.

        Oi may acquire other companies in the telecommunications industry as part of its growth and convergence strategy. A growth strategy that involves acquisitions may present certain risks to its business, results of operations and financial condition, such as:

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

        If an acquisition transaction causes Oi to incur unforeseen costs due to the factors described above, it may have to dedicate more resources than it had originally planned and eventually face substantial losses that would adversely affect its business, results of operations and financial condition.

        Even if Oi identifies suitable acquisition targets, it may be unable to complete acquisitions or obtain necessary financing to do so on satisfactory terms. Paying for acquisitions could require Oi to incur or assume debt and/or contingent liabilities, amortize certain identifiable intangible assets and incur acquisition-related expenses. In addition, Oi may be unable to realize all or any of the anticipated benefits from acquisitions or expansion in other related businesses because of operational factors or difficulties in integrating the acquisitions or such other related businesses with its existing businesses, including disparate information technology systems, database systems and business processes.

Instability in the international financial system has affected, and may continue to affect, economic growth in Brazil and Portugal and demand for Oi's services.

        Global economic instability and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil and Portugal. Although the United States, Europe and China have shown signs of recovery, the recovery of the global economy, which depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally, is not certain. A prolonged slowdown in economic activity in Brazil could reduce demand for some of Oi's services, which would adversely affect its results of operations.

        The current economic recession in Portugal has had, and is likely to continue to have, an adverse effect on the demand for Oi's services in Portugal and on the revenues and profitability of Oi's Portuguese operations, contributing to a decline in revenues in 2012, 2013 and 2014 across most of the customer categories of PT Portugal. The financial condition, revenues and profitability of PT Portugal are closely linked to circumstances in the Portuguese economy.

Financial market conditions may adversely affect Oi's ability to obtain financing for its operations, significantly increase its cost of debt and negatively impact its business and financial condition.

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

        As a result of instability in the international financial system, Oi's ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when it would like, or need, to access such markets, which could have an impact on its flexibility to react to changing economic and business conditions. The instability in the international financial system or a prolonged slowdown in economic activity in Brazil could have an impact on the lenders under Oi's existing Brazilian credit facilities, on its Brazilian customers or on the ability of its suppliers to meet scheduled deliveries in Brazil, causing them to fail to meet their obligations to Oi. If the instability in the international financial system continues, it could have an adverse effect on the demand for Oi's services in Brazil and its ability to fund its planned growth in Brazil.

Any downgrade in the ratings of Oi or Oi's debt securities would likely result in increased interest and other financial expenses related to its borrowings and debt securities and could reduce its liquidity.

        Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), Moody's Investors Service ("Moody's") and Fitch, Inc. ("Fitch") maintain ratings of Oi and Oi's debt securities. Currently, Standard & Poor's, Moody's and Fitch maintain ratings of Oi on a local and a global basis. On a global basis, Standard & Poor's maintains a local currency rating for Oi of "brAA+" and a foreign currency rating for Oi of "BB+," Moody's maintains a local currency rating for Oi of "Aa2" and foreign currency rating for Oi of "Ba1," and Fitch maintains a local currency rating for Oi of "AA(bra)" and foreign currency rating for Oi of "BB+." Any decision by these agencies to downgrade the ratings of Oi or of Oi's debt securities in the future would likely result in increased interest and other financial expenses relating to its borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce its ability to obtain such financing on satisfactory terms or in amounts required by Oi and its liquidity.

Oi relies on strategic suppliers of equipment, materials and services necessary for its operations and expansion. If these suppliers fail to provide equipment, materials or services to Oi on a timely basis, it could experience disruptions, which could have an adverse effect on its revenues and results of operations.

        Oi relies on a few strategic suppliers of equipment, materials and services, including Nokia Solutions and Networks do Brasil Telecomunicações Ltda. ("Nokia Solutions"), Alcatel-Lucent Brasil S.A. ("Alcatel-Lucent"), Telemont Engenharia de Telecomunicações S.A. ("Telemont"), A.R.M. Engenharia Ltda. ("A.R.M. Engenharia") and Huawei do Brasil Telecomunicações Ltda. ("Huawei") to provide it with equipment, materials and services that it needs in order to expand and to operate its business in Brazil, and Samsung Eletrónica Portuguesa, S.A., Nokia Solutions and Networks, S.A., Alcatel—Lucent Portugal, S.A. and Apple Distribution International, to provide it with equipment, materials and services that it needs in order to expand and to operate Oi's business in Portugal. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that Oi's operations and expansion plans require or the services that Oi requires to maintain its extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for Oi to replace the suppliers of this equipment. Suppliers of cables that Oi needs to extend and maintain its networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, Oi is exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to Oi on a timely basis or otherwise in compliance with the terms of Oi's contracts with these suppliers, it could experience disruptions or declines in the quality of its services, which could have an adverse effect on its revenues and results of operations, and Oi might be unable to satisfy the requirements contained in its concession and authorization agreements.

Oi is subject to numerous legal and administrative proceedings, which could adversely affect its business, results of operations and financial condition.

        Oi is subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. Oi classifies its risk of loss from legal and administrative proceedings as "probable," "possible" or "remote." Oi makes provisions for probable losses but does not make provisions for possible and remote losses. As of December 31, 2014, Oi had provisioned R$5,132 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against it. As of December 31, 2014, Oi had claims against it of R$21,059 million in tax proceedings, R$1,082 million in labor proceedings and R$1,147 million in civil proceedings with a risk of loss classified as "possible" for which Oi had made no provisions.

        Oi is not required to disclose or record provisions for proceedings in which its management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which Oi believes its risk of loss is remote could be substantial. Consequently, Oi's losses could be significantly higher than the amounts for which it has recorded provisions.

        If Oi is subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which it has provisioned or involve proceedings for which it has made no provision, its results of operations and financial condition may be materially adversely affected. Even for the amounts recorded as provisions for probable losses, a judgment against Oi would have an effect on its cash flow if it is required to pay those amounts. Unfavorable decisions in these legal proceedings may, therefore, reduce Oi's liquidity and adversely affect its business, financial condition and results of operations. For a more detailed description of these proceedings, see "Item 8—Financial Information—Legal Proceedings."

Oi is subject to potential liabilities relating to its third-party service providers, which could have a material adverse effect on its business, financial condition and results of operations.

        Oi is subject to potential liabilities relating to its third-party service providers in Brazil. Such potential liabilities may involve claims by employees of third-party service providers in Brazil directly against Oi as if Oi were the direct employer of such employees, as well as claims against Oi for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their obligations to their employees. Oi has not recorded any provisions for such claims, and significant judgments against it could have a material adverse effect on its business, financial condition and results of operations.

Oi is subject to delinquencies of its accounts receivable. If Oi is unable to limit payment delinquencies by its customers, or if delinquent payments by its customers increase, its financial condition and results of operations could be adversely affected.

        Oi's business significantly depends on its customers' ability to pay their bills and comply with their obligations to Oi. During 2014, Oi recorded provisions for doubtful accounts in the amount of

R$649 million, or 2.3% of its net operating revenue, primarily due to subscribers' delinquencies. As of December 31, 2014, Oi's provision for doubtful accounts was R$514 million.

        ANATEL regulations prevent Oi from implementing certain policies that could have the effect of reducing delinquency of its customers in Brazil, such as service restrictions or limitations on the types of services provided based on a subscriber's credit record. If Oi is unable to successfully implement policies to limit delinquencies of its Brazilian subscribers or otherwise select its customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect its operating and financial results.

        In addition, if the Brazilian or Portuguese economies declines due to, among other factors, a reduction in the level of economic activity, an increase in inflation or an increase in domestic interest rates, a greater portion of Oi's customers may not be able to pay their bills on a timely basis, which would increase its provision for doubtful accounts and adversely affect its financial condition and results of operations.

Oi's commitment to meet the obligations of its Brazilian employees' pension plans, managed by Fundação Sistel de Seguridade Social and Fundação Atlântico de Seguridade Social, may be higher than what is currently anticipated, and, therefore, Oi may be required to make additional contributions of resources to these pension plans or to record liabilities or expenses that are higher than currently recorded.

        As sponsors of certain private employee pension plans in Brazil, which are managed by Fundação Sistel de Seguridade Social ("Sistel") and Fundação Atlântico de Seguridade Social ("FATL"), Oi's subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to Oi's retirees in Brazil and guaranteed future benefits to its current Brazilian employees at the time of their retirement. As of December 31, 2014, Oi's Brazilian pension benefit plans had an aggregate deficit of R$476.5 million. Oi's commitment to meet these deficit obligations may be higher than it currently anticipates, and Oi may be required to make additional contributions or record liabilities or expenses that are higher than it currently records, which may adversely affect its financial results.

Unfunded post-retirement benefits obligations may put Oi's Portuguese businesses at a disadvantage to its competitors and could adversely affect Oi's financial performance.

        Oi's Portuguese businesses have unfunded post-retirement benefits obligations that may limit Oi's future use and availability of capital and adversely affect its financial and operating results. Although in December 2010, PT Comunicações transferred to the Portuguese government the post-retirement benefits obligations relating to regulated pensions of Caixa Geral de Aposentações and Marconi, PT Comunicações retained, and as a result of Oi's acquisition of PT Portugal, Oi has assumed, all other obligations, including (1) salaries to suspended and pre-retired employees amounting to €762 million as of December 31, 2014, which Oi must pay monthly directly to the beneficiaries until their retirement age, and (2) €525 million in obligations related to pension supplements and healthcare as of December 31, 2014, which are backed by plan assets with a market value of €251 million as of December 31, 2014, resulting in unfunded obligations of €1,035 million (€802 million after taxes) as of December 31, 2014.

        Any decrease in the market value of the plan assets of Oi's Portuguese businesses relating to Oi's pension supplements and healthcare obligations could increase its unfunded position. Although there is in place an investment policy with capital preservation targets, in the current economic and financial crisis, in particular, the market value of the plan assets of Oi's Portuguese businesses is volatile and poses a risk. In addition, Oi's obligations to pay salaries to suspended and pre-retired employees of Oi's Portuguese businesses are unfunded. The value of the obligations referred to above may also fluctuate, depending on demographic, financial, legal or regulatory factors that are beyond Oi's control. Any significant increase in the unfunded obligations of Oi's Portuguese businesses could adversely affect Oi's ability to raise capital, require Oi to use cash flows that it would otherwise use for capital investments, implementing its strategy or other purposes and adversely affect perceptions of its overall financial strength.

Risks Relating to Oi's Brazilian Operations

Oi's fixed-line telecommunications services in Brazil face strong competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect Oi's revenues and margins.

        Oi's fixed-line telecommunications services in Brazil face strong competition from mobile services as the prices for mobile services have declined and approach those of fixed-line services. Based on information available from ANATEL, from December 31, 2011 to December 31, 2014, the number of fixed lines in service in Oi's Brazilian service areas (all of Brazil other than the state of São Paulo) increased from 26.9 million to 28.2 million. Oi expects (1) the number of fixed lines in service in its Brazilian service areas to experience slow growth, as some of its customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider's network). The rate at which the number of fixed lines in service in Oi's Brazilian service areas may decline depends on many factors beyond its control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that Oi installs in Brazil are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than Oi's existing customers, subscribe to its lower cost service plans and generate fewer chargeable minutes of usage. Because Oi derives a significant portion of its net operating revenue from its traditional local fixed-line telecommunications services in Brazil, the reduction in the number of its fixed-lines in service in Brazil has negatively affected and is likely to continue to negatively affect Oi's net operating revenue and margins.

        Oi also competes in the Brazilian market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações—Embratel ("Embratel"), and GVT S.A. ("GVT"). In addition to direct competition for corporate customers, Embratel competes with Oi for residential customers in Oi's Brazilian service areas with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A. ("Net"). Net is a cable television company that is Oi's primary competitor in the broadband services market in Brazil. Embratel is a subsidiary of América Móvil S.A.B. de C.V. ("América Móvil), one of the leading telecommunications service providers in Latin America. Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, Oi competes in its Brazilian service area with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Embratel and GVT are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi. Oi's loss of a significant number of fixed-line customers would adversely affect its net operating revenue and may adversely affect its results of operations. For a detailed description of our competition in the local fixed-line services market in Brazil, see "Item 4—Information on the Company—Competition—Local Fixed-Line Services."

Oi's mobile services in Brazil face strong competition from other mobile services providers, which may adversely affect Oi's revenues.

        The mobile services market in Brazil is extremely competitive. Oi faces competition from large competitors such as TIM Participações S.A. ("TIM"), Telefônica Brasil S.A. ("Telefônica Brasil"), which markets its mobile services under the brand name "Vivo," and Claro S.A. ("Claro"). As of December 31, 2014, based on information regarding the total number of subscribers as of that date available from ANATEL, Oi had a market share of 18.1% of the total number of mobile subscribers in Brazil, ranking behind Telefônica Brasil with 28.5%, TIM with 27.0% and Claro with 25.3%. During the year ended December 31, 2014, Oi captured 7.3% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period). Telefônica Brasil, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than Oi.

        Oi's ability to generate revenues from its Brazilian mobile services business depends on its ability to increase and retain its customer base. Each additional customer subscribing to Oi's Brazilian service entails costs, including sales commissions and marketing costs. Recovering these costs depends on its ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of its Brazilian mobile services business. During the year ended December 31, 2014, Oi's average customer churn rate in the Brazilian mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 5.7%.

        Oi has experienced increased pressure to reduce its mobile rates in Brazil in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider's own network. Competing with the service plans and promotions offered by Oi's competitors in Brazil may cause an increase in its marketing expenses and customer-acquisition costs, which has adversely affected its result of operations during some periods in the past and could continue to adversely affect its results of operations. Oi's inability to compete effectively with these packages could result in its loss of market share and adversely affect its net operating revenue and profitability. For a detailed description of our competition in the Brazilian mobile services market, see "Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services."

Oi's long-distance services in Brazil face significant competition, which may adversely affect its revenues.

        In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier's long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Oi's principal competitors for long-distance services in Brazil are TIM and Embratel, which offer long-distance services throughout Brazil at rates that are charged on a per call or per day basis, rather than a per minute basis. Oi also competes with Telefônica Brasil, which is the incumbent fixed-line service provider in the State of São Paulo. Increased competition from long-distance service providers has resulted in pressure on Oi's long-distance rates in Brazil and adversely affected its revenue from these services. In addition, the proliferation of new types of service plans, such as "same network" subscription plans that offer unlimited long distance calls and data combination plans, is impacting the long-distance services market in Brazil. Competition in the Brazilian long-distance market may require Oi to increase its marketing expenses and/or provide services at lower rates than those it currently expects to charge for such services. Competition in the Brazilian long-distance market has had and could continue to have a material adverse effect on Oi's revenues and margins.

Data transmission services in Brazil are not subject to significant regulatory restrictions and, as a result, Oi faces an increasing amount of competition in this business.

        Competition in data transmission services in Brazil is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which do not require them to use Oi's fixed-line network, thereby allowing them to reach Oi's customers without paying interconnection fees to Oi. Increasing competition in the Brazilian data transmission services market may lead to rate reductions in this segment, adversely affecting the net operating revenue that Oi generates from this business. Additionally, increased competition for data transmission customers may require Oi to increase its marketing expenses and its capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in its profitability. For a detailed description of our competition in the Brazilian data transmission services market, see "Item 4—Information on the Company—Competition—Data Transmission Services."

The Brazilian telecommunications industry is highly regulated. Changes in laws and regulations may adversely impact Oi's business.

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

        For example, in July 2014, ANATEL approved rules under which interconnection rates charged by Oi for the use of its fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. These regulations will have adverse effects on Oi's revenues, although as a result of reductions in its costs and expenses for these services that Oi acquires from other telecommunications providers, Oi cannot predict with certainty the effects that these regulations will have on its results of operations.

        Oi cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on its business or the business of its competitors.

Oi's local fixed-line and domestic long-distance concession agreements in Brazil are subject to periodic modifications by ANATEL and expire on December 31, 2025. Oi's bids for new concessions upon the expiration of Oi's existing concessions may not be successful.

        Oi provides fixed-line telecommunications services in its Brazilian service areas pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025 and may be amended by the parties every five years prior to the expiration date. In connection with each five-year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

        Oi's obligations under its concession agreements may be subject to revision in connection with each future amendment. On June 27, 2014, ANATEL opened a public comment period for the revision of the terms of Oi's concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees and quality of services, among others. Oi submitted its comments on time and according to the established rules. Depending on the evaluation made by ANATEL of the contributions and ANATEL's final decision regarding the terms of Oi's concession agreements, ANATEL may impose universal service goals, with values that Oi is not able to predict.

        We cannot assure you that any future amendments, including the amendments expected to be made in 2015, will not impose requirements on Oi that will require it to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to Oi in a manner that will significantly reduce the net operating revenue that Oi generates from its Brazilian fixed-line businesses. If the amendments to Oi's Brazilian concession agreements have these effects, its business, financial condition and results of operations could be materially adversely affected.

        Oi's concession agreements will expire on December 31, 2025. Oi expects the Brazilian government to offer new concessions in competitive auctions prior to the expiration of its existing concession agreements. Oi may participate in such auctions, but its existing fixed-line and domestic long-distance concession agreements will not entitle it to preferential treatment in these auctions. If Oi does not secure concessions for its existing service areas in any future auctions, or if such concessions are on less favorable terms than its current concessions, its business, financial condition and results of operations would be materially adversely affected.

Oi's local fixed-line and domestic long-distance concession agreements in Brazil, as well as Oi's authorizations to provide personal mobile services in Brazil, contain certain obligations, and its failure to comply with these obligations may result in various fines and penalties being imposed on Oi by ANATEL.

        Oi's local fixed-line and domestic long-distance concession agreements in Brazil contain terms reflecting the General Plan on Universal Service Goals (Plano Geral de Metas de Universalização), the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect Oi's financial condition and results of operations. Oi's local fixed-line concession agreements in Brazil also require Oi to meet certain network expansion, quality of service and modernization obligations in each of the Brazilian states in its service areas. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with Oi's quality and universal service obligations. See "Item 4—Information on the Company—Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services."

        On an almost weekly basis, Oi receives inquiries from ANATEL requiring information from Oi on its compliance with the various service obligations imposed on Oi by its concession agreements. If Oi is unable to respond satisfactorily to those inquiries or comply with its service obligations under its concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. Oi has received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to its inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service Goals, among others. As of December 31, 2014, Oi had recorded provisions in the amount of R$1,104 million in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact Oi's financial condition and results of operations. See "Item 4—Information on the Company—Regulation—Regulation of the Brazilian Telecommunications Industry" and "Item 8—Legal Proceedings—Oi Legal Proceedings—Administrative Proceedings."

        In addition, Oi's authorizations to provide personal mobile services contain certain obligations requiring it to meet network scope and quality of service targets. If Oi fails to meet these obligations, it may be fined by ANATEL until it is in full compliance with its obligations and, in extreme circumstances, its authorizations could be revoked by ANATEL. For example, on July 23, 2012, ANATEL temporarily suspended Oi's ability to accept new customers for its mobile services in the States of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul due to ANATEL's perception of its failure to meet capital investment and quality of service commitments in those states. This suspension lasted for approximately two weeks until Oi was able to propose new quality of service goals to ANATEL. See "Item 4—Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers."

Oi may be unable to implement its plans to expand and enhance its existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of Oi's business plan and result in revenues and net income being less than expected.

        Oi's ability to achieve its strategic objectives depends in large part on the successful, timely and cost-effective implementation of its plans to expand and enhance its networks in Brazil. Factors that could affect this implementation include:

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

        Although Oi believes that its cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed Oi's current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of Oi's business plan and result in revenues and net income being less than expected.

Risks Relating to Oi's Portuguese Operations

Increased competition among providers of bundled telecommunications services in Portugal may result in a decrease in the revenues of Oi's Portuguese operations.

        In 2008, PT Portugal launched a nationwide Pay-TV service under the "Meo" brand, primarily using its fixed network (IP TV over ADSL2+ and FTTH and DTH satellite technology). This service required it to make significant investments in its network in order to increase the bandwidth and offer a better service quality than its competitors. In January 2013, PT Portugal announced the rebranding of "Meo" and the launch of a quadruple-play service, "M4O," offering Pay-TV, broadband internet, fixed telephone and mobile telephone services. This launch required additional marketing expenditures and will entail ongoing investments in infrastructure to remain competitive with service offerings of other market participants.

        PT Portugal experienced, and Oi may continue to experience, pressure from competitors to reduce monthly subscription fees. Oi's efforts to build scale in Oi's Portuguese mobile business to enable Oi to negotiate better programming costs with content suppliers, especially costs for certain premium content owned by one of its competitors, may not prove successful.

        The competitive landscape has changed significantly in Portugal as a result of the merger in August 2013 of ZON Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("ZON"), the

largest cable operator in Portugal, and Optimus SGPS, S.A. ("Optimus"), the third-largest mobile operator in Portugal, to create NOS, SGPS, S.A. (formerly known as ZON Optimus, SGPS, S.A.) ("NOS"), a new integrated telecommunications operator in Portugal. The emergence of NOS has further increased the focus in the Portuguese market on bundled offers and the evolution from triple-play to quadruple-play services as NOS has leveraged its position as an integrated telecommunications operator. Oi's other main competitors in the Portuguese market are Cabovisão (which acquired ONITELECOM in 2013) and Vodafone.

        Oi's revenues from residential services in Portugal and its financial position could be significantly affected if Oi is not successful in competing to provide these bundled services, particularly as its Pay-TV services have become increasingly important as a retention tool of its fixed line and broadband internet customers.

Competition in Portugal from other mobile and fixed line operators has reduced revenues from Oi's Portuguese operations and could adversely affect Oi's revenues.

        As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other operators, PT Portugal experienced, and Oi may continue to experience, erosion of market share in Portugal of both access lines and outgoing domestic and international traffic. Additionally, all mobile telecommunications services providers have launched fixed telephony services based on their mobile networks, which are directly competing for fixed-line customers. Mobile operators in Portugal can bypass Oi's international wireline network by interconnecting directly with fixed line and mobile networks either in Oi's domestic Portuguese network or abroad. Competition is also forcing down the prices of Oi's Portuguese fixed line voice services for long-distance and international calls, as operators have been offering unlimited voice communications for all national and several international fixed destinations. Lowering its international call prices caused a decline in PT Portugal's revenues from international fixed line voice services. Oi expects competition from operators with services based on Voice over Internet Protocol ("VoIP") also to place increasing price pressure on voice tariffs. The decrease in fixed line voice traffic and lower tariffs resulting from competition significantly affected PT Portugal's overall revenues, and Oi expects these factors to continue to negatively affect its revenues.

The broadband market in Portugal is highly competitive and may become more competitive in the future.

        Oi believes that competition in internet broadband access in Portugal is intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through 3G and 4G technology, as well as high speed broadband supported by the deployment of a fiber optic network, Oi may face additional pricing pressure on Oi's services in Portugal, which could result in the loss of revenues from both residential and enterprise customers.

Increased competition in the Portuguese mobile markets may result in decreased revenues.

        Oi believes that its existing mobile competitors in Portugal, Vodafone and NOS, will continue to market their services aggressively, resulting in similarly priced offers for all major mobile telecommunications services providers in the market. These aggressive pricing strategies have boosted voice and data usage at the expense of eroding retail revenues. A clear example was the launch, in 2008, of the so-called "tribal plans." Although initially designed to provide special calling and texting advantages for "restricted" user groups, their widespread success soon resulted in a significant pressure on revenues. Oi believes that its success against competitors in the Portuguese market will depend on its ability to differentiate its products based on services offered, quality, simplicity and targeting of pricing plans, and it may not be successful in doing so. Oi also believes quadruple-play plans will play a major role in the mobile Portuguese market. Although in January 2013 PT Portugal was the first operator to launch a quadruple-play offer in Portugal, it will be increasingly difficult for Oi to sustain this competitive advantage.

Burdensome regulation in an open market may put Oi at a disadvantage to its competitors and could adversely affect Oi's Portuguese telecommunications business.

        The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on Oi's Portuguese operations. In the first round of market analysis initiated by ANACOM in 2004, PT Portugal was found by ANACOM to have significant market power in all but one of the 19 Portuguese markets analyzed and, consequently, was subjected to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other operators and service providers in the Portuguese telecommunications sector. Pursuant to the revised EC Recommendation on Relevant Markets published in 2007 and 2014, the number of markets subject to regulation was significantly reduced. ANACOM periodically re-analyzes markets subject to regulation to identify which markets are still relevant for regulatory intervention and which electronic communications operators and service providers, if any, it considers to have significant market power in those markets. Additionally, ANACOM determines the regulatory remedies that should be imposed on those operators and service providers.

        ANACOM has re-analyzed some of the markets included in the 2007 European Relevant Market Recommendation and 2014 European Relevant Market Recommendation and has issued findings that PT Portugal has significant market power in all of the markets included in the 2014 European Relevant Market Recommendation, other than portions of Market 3b (the market for wholesale central access provided at a fixed location for mass-market products) located in geographic areas designated as competitive by ANACOM. In addition, ANACOM has found that PT Portugal has significant market power in two markets no longer included in the European Relevant Market Recommendation, but which ANACOM continues to regulate: (1) the wholesale market for call origination on the fixed telephone network provided at a fixed location (Market 2 under the 2007 EC Recommendation on Relevant Markets) ("Market 2/2007"), and (2) the wholesale market for leased lines—trunk segments (Market 13 under the 2003 EC Recommendation on Relevant Markets) ("Market 13/2003").

        In certain cases, such as Market 3b, ANACOM has segmented the markets into "C" (competitive) and "NC" (non-competitive) segments and issued a finding that PT Portugal had significant market power in the non-competitive segments. ANACOM has the power to impose remedies to increase competition in those markets.

        In February 2012, ANACOM approved a draft decision related to the definition of Market 3a (the market for wholesale local access provided at a fixed location) and Market 3b, the evaluation of significant market power, and the imposition, maintenance, modification or suppression of regulatory obligations. ANACOM proposed to maintain the national scope of Market 3a and the geographic segmentation in Market 3b, which is divided into unregulated "C" areas and regulated "NC" areas, and to include high-speed broadband networks (e.g., FTTH networks) in Market 3b in order to require operators with significant market power to provide access to these networks. Under this draft decision, PT Portugal would continue to be considered to have significant market power in Market 3a and Market 3b in non-competitive areas.

        Under the February 2012 draft ANACOM decision concerning access obligations in Market 3a, in addition to the obligation of granting unbundled access to copper loops and subloops and to ducts and poles at the national level, ANACOM intended to impose a geographically differentiated obligation to provide wholesale customers with virtual access to optical fiber networks (advanced bitstream). This obligation would not be imposed in 17 municipalities that were considered to have conditions that permit other network operators to invest in optical fiber networks. The draft decision required PT Portugal to demonstrate to ANACOM that the difference between PT Portugal's retail prices and the prices of the offers made available to other operators in Market 3a would not result in a margin squeeze. This review was not concluded, due to (1) the changes that took place in the Portuguese market during 2013 (e.g., the merger between ZON and Optimus and investments initiated by Vodafone and Altice to expand their optical fiber and cable networks), and (2) the publication in September 2013 of the recommendation of the European Commission ("EC") on NGA non-discrimination and costing methodologies.

        In December 2014, ANACOM commenced a public consultation on the re-analysis of Market 4 (the market for wholesale high-quality access provided at a fixed location). As a result of this re-analysis, PT Portugal may be subjected to significant price reductions in its wholesale leased lines business on its Continente—Açores—Madeira routes. As of the date of this annual report, a final decision ANACOM with respect to this re-analysis is pending.

        Remedies imposed by ANACOM may require Oi to provide services in certain markets or geographic regions that it would otherwise not choose to provide or to make investments that it would otherwise not choose to make. In addition, PT Portugal has incurred, and Oi may still be required to incur, expenses to adapt Oi's Portuguese operations to changing regulatory requirements and to ensure regulatory compliance. The resources Oi may be required to commit to fulfill its regulatory obligations in Portugal could adversely affect its ability to compete.

Reduced interconnection rates have negatively affected revenues of Oi's Portuguese telecommunications business and will continue to do so in 2015.

        In recent years, ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These price controls have had a significant impact on interconnection revenues of Oi's subsidiary MEO (merged into former PT Comunicações S.A.), and, consequently, on its earnings.

        ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in April 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 per minute by December 2012. The reductions in mobile termination rates had a negative effect on PT Portugal's cash flows and revenues and will continue to have a negative effect on Oi's cash flows and revenues.

        ANACOM has proposed a further decrease of the maximum termination rate to €0.0083 in 2015. A draft decision regarding mobile termination rates is currently pending, and comments may be submitted until mid-May 2015.

        The Portuguese Competition Authority (Autoridade da Concorrência) also completed an analysis of mobile rates for originating calls to non-geographic numbers (such as toll-free numbers and leased lines) in January 2012, finding origination rates to be excessive and issued a recommendation that mobile operators reduce their rates to a level reflecting their costs or face the possibility of being sanctioned. As of the date of this annual report, the Portuguese Competition Authority has not begun any investigations.

        In March 2013, ANACOM published a draft decision regarding Market 1 proposing to set an average symmetrical fixed termination rate ("FTR") of € 0.001091 per minute from October 1, 2013 to July 1, 2014, corresponding to the average FTR of the countries that had already defined their call termination rates at a fixed location based on the pure Bottom Up Long-Run Average Incremental Cost ("BU-LRIC") cost models recommended by the EC.

        In August 2013, after the European Commission expressed serious concerns in respect of ANACOM's draft decision, ANACOM decided to withdraw its decision and instead to impose provisional and urgent measures. Under its revised measures, ANACOM determined that the maximum average prices to be applied by operators designated as having significant market power in Market 1 should be €0.001114 per minute as of October 1, 2013 and that as of July 1, 2014, the price would be set using a pure LRIC cost model. As of the date of this annual report, the pure LRIC cost model has not been finalized.

        In July 2014, ANACOM commenced a consultation to review Market 1 that includes a symmetric obligation to ensure IP interconnection, and on the implementation of the pure LRIC model, proposing to set a fixed symmetric termination rate of €0.00068. As of the date of this annual report, ANACOM's decision following this consultation is pending.

        In addition, the lower interconnection rates have slightly reduced revenues for Oi's Portuguese wholesale business, which records revenues from international incoming calls transiting through Oi's Portuguese network that terminate on the networks of other mobile and fixed-line operators. The prices Oi charges to international operators (and hence its revenues) also have depended on the interconnection fees charged by mobile and fixed-line operators for international incoming calls terminating on their networks, and these fees have been decreasing. Oi expects that lower interconnection rates will continue to have a negative impact on the wholesale revenues of its Portuguese telecommunications business.

The European Commission's review of roaming charges may continue to lead to a reduction in revenues from personal services in Portugal.

        The EC regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and Short Messaging Services ("SMS"), or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as "Roaming III," which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale and retail market for voice, data and SMS services, Roaming III also features (1) extended transparency and consumer-protection measures ("bill-shock") that go beyond the EU territory, (2) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services, and (3) the decoupling of roaming services from other services, while enabling a consumer to use the same number. The Roaming III regulations have had and are expected to continue to have an adverse effect on the revenues and the results of operations of Oi's Portuguese mobile business and on the results of operations of that mobile business.

The European Commission's proposed "Single Telecom Market" legislation could adversely affect Oi's Portuguese telecommunications business.

        The EC, the European Parliament and the European Council are finalizing the plans for regulation implementing a single telecommunications market—formerly called the "Connected Continent" legislation—in order to stimulate the provision of cross-border European services.

        The draft legislation, in its initial wording, addressed such diverse matters as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, the harmonization of spectrum authorization procedures, net neutrality and transparency, international mobile roaming and international calls, and consumer protection. Of these matters, only net neutrality and roaming are still under consideration, and the current proposals depart considerably from the initial proposals.

        In its latest formulation, the legislative package advanced by the Latvian Presidency and discussed with the EC and the European Parliament on April 15, 2015 provides, among other things:

  •
  net neutrality;

  •
  the phasing out of retail roaming surcharges, based on the introduction of a basic roaming allowance ("BRA") under which providers may not levy any surcharge in comparison to the domestic retail prices for regulated mobile communications. Under this proposal:

  •
  the BRA must be available for at least seven days per year and include a minimum daily consumption of five minutes calls made, five minutes calls received, five SMS sent and 10 Mb of data;

  •
  surcharges for traffic outside the BRA shall not exceed the maximum wholesale charges for regulated roaming calls made, regulated SMS and regulated data.

        The proposal also moves up the deadline for the EC to complete a review of the EU wholesale roaming market to the end of 2017, which was previously set for mid-2018, and adds a provision stressing that the latest regulation is an interim step towards ending roaming surcharges entirely. As of the date of this annual report, the negotiation of this legislative package has not concluded.

        If approved, this legislation is expected to have an adverse effect on Oi's Portuguese telecommunications business due to anticipated price decreases, higher operational costs and increased competition.

The Portuguese government could terminate or fail to renew the fixed line license and licenses and authorizations for data and mobile services of Oi's Portuguese telecommunications business.

        Oi provides a significant number of services in Portugal under licenses and authorizations granted by ANACOM to Oi's subsidiary MEO.

        The Portuguese government can terminate MEO's mobile licenses in Portugal under certain circumstances. Through MEO, Oi holds a renewable license to provide GSM (Global System for Mobile Communications, or "2G") mobile telephone services throughout Portugal until 2016, and a renewable license to provide 3G mobile telephone services throughout Portugal until 2022. In January 2012, MEO was allocated the right to use frequencies to provide mobile telephone services throughout Portugal using 4G among other technologies, and in March 2012, ANACOM issued a renewable license to MEO with respect to the use of these frequencies until 2027. This license also consolidates the previous 2G and 3G licenses issued to MEO. If the Portuguese government were to terminate the license of Oi's mobile business in Portugal, Oi would not be able to conduct the activities authorized by this license. This loss would eliminate an important source of revenues of Oi.

Regulatory investigations and litigation may lead to fines or other penalties.

        ANACOM, the EC and the Portuguese Competition Authority regularly make inquiries and have conducted investigations concerning the compliance of Oi's Portuguese telecommunications business with applicable laws and regulations. For example, the Portuguese Competition Authority conducted and inquiry relating to alleged anti-competitive practices in the terrestrial television and mobile services markets. Following a complaint by another mobile operator if, after such an administrative proceeding, the Portuguese Competition Authority decides that there is a reasonable likelihood that sanctions will be imposed, a more formal proceeding will follow. After the conclusion of a proceeding for breach of competition law, the Portuguese Competition Authority can to impose fines of up to 10% of the revenues of Oi's Portuguese telecommunications business during the year immediately preceding the final decision.

        In January 2011, the EC opened an investigation into an agreement between Telefónica and PT SGPS allegedly not to compete in the Iberian telecommunications markets. PT SGPS had developed various strategic partnerships with Telefónica in recent years and its relationship with Telefónica was investigated. In January 2013, the EC adopted a decision finding that PT SGPS and Telefónica had infringed Article 101 of the Treaty on the Functioning of the EU with reference to the July 28, 2010 agreement between PT SGPS and Telefónica concerning the acquisition by Telefónica of PT SGPS' stake in Brazilian operator Vivo. In accordance with this decision, PT SGPS was fined an amount of €12.29 million. On April 9, 2013, PT SGPS brought an action for annulment before the Court of Justice of the EU and will continue to vigorously defend the matter. The matter is now waiting to be tried before the EU Court of Justice.

        If PT SGPS or Oi is found to have been in violation of applicable laws and regulations in these or other regulatory inquiries, investigations, or litigation proceedings that are currently pending against PT SGPS or entities that are part of its Portuguese telecommunications business, or that may be brought against Oi in the future, Oi may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on Oi's operating results or cash flows.

Risks Relating to Africatel, Unitel and Oi's Other International Investments

Oi may be unable to dispose of its interest in Africatel for consideration that exceeds its carrying value in Oi's financial statements or at all. Any impairment of the fair market value of at which Oi records its indirect investment in Unitel in its financial statements would have a material adverse effect on its financial condition and results of operations.

        On September 17, 2014, Oi's board of directors authorized Oi's management to take the necessary measures to market its shares in Africatel, representing 75% of the share capital of Africatel. As a result, as of December 31, 2014, Oi has recorded its interest in Africatel as discontinued operations. Oi has engaged a financial advisor to assist it with marketing and selling its interest in Africatel.

        As of December 31, 2014, Oi recorded in its consolidated financial statements as assets held for sale R$7,643 million relating to its interest in Africatel, including R$1,261 of accrued dividends owed to Oi by Unitel and R$4,164 representing the fair market value of Africatel's 25% interest in Unitel at the time of the Oi capital increase, and recorded as liabilities directly associated with assets held for sale of R$851 million relating to Oi's interest in Africatel.

        Oi may not be able to sell its interest in Africatel for consideration that exceeds the book value of its interest in Africatel, or at all. The book value of Oi's indirect investment in Unitel is subjected to testing for impairment when events or changes in circumstances indicate that the value of Oi's indirect investment in Unitel may be lower than the fair market value at which it carries this investment. Any impairment of Oi's indirect investment in Unitel may result in a material adverse effect on its financial condition and operating results.

We cannot assure you as to when PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that may have been declared with respect to 2013 or may be declared with respect to succeeding fiscal years.

        Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for the fiscal years ended December 31, 2012, 2011 and 2010. Based on the dividends declared by Unitel for those fiscal years, PT Ventures is entitled to receive the total amounts of US$190.0 million (R$504 million) with respect to fiscal year 2012, US$190.0 million (R$504 million) with respect to fiscal year 2011, and US$157.5 million (R$418 million) with respect to fiscal year 2010. As of the date of this annual report, PT Ventures has only received US$63.7 million (R$169 million) of its share of the dividends declared by Unitel with respect to fiscal year 2010 and has not received any amount in respect of dividends declared by Unitel with respect to fiscal years 2011 and 2012.

        At a general meeting of the shareholders of Unitel held on November 4, 2013, the other shareholders discussed the financial statements as well as the payment of dividends with respect to the fiscal year of 2013. PT Ventures was unable to attend that meeting because the financial statements and the other relevant information about the meeting were not included in the prior notice for the meeting, nor were they made available to PT Ventures. PT Ventures has not received the minutes of this meeting nor has it been informed about the decisions taken.

        On March 25, 2014, Unitel issued a statement claiming that PT Ventures is not listed on the shareholders' register of Unitel and that the board of directors of Unitel had notified PT SGPS about the existence of an irregularity, which purportedly resulted in Unitel being unable to distribute dividends to PT Ventures until the resolution of this irregularity. In June 2014, PT Ventures (formerly known as Portugal Telecom Internacional, SGPS, S.A.) resolved the alleged irregularity with the Angolan Foreign Investment Institute. On June 3, 2014, PT Ventures was issued a Foreign Investment Certificate endorsing its current name.

        On several occasions, PT Ventures has requested an explanation from Unitel about its failure to pay to PT Ventures its share of the declared dividends. As of the date of this Form 20-F, PT Ventures has not received a satisfactory explanation regarding this failure to pay, nor has PT Ventures received reliable indications as to the expected timing of the payment of the accrued dividends. We cannot assure you as to the timing of the payment of the accrued dividends to Oi or whether Oi will be able to receive dividends that may be declared by Unitel in the future. Oi's inability to receive these dividends could have a material adverse impact on the fair value of Oi investment in Unitel, its financial position and its results of operations.

The other shareholders of Unitel have indicated to PT Ventures that they believe that PT SGPS' sale of a minority interest in Africatel did not comply with the Unitel shareholders' agreement.

        The Unitel shareholders' agreement provides a right of first refusal to the other shareholders of Unitel if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliated companies. This agreement also provides that if any shareholder breaches a material obligation under the Unitel shareholders' agreement, the other shareholders will have a right to purchase the breaching shareholder's stake in Unitel at its net asset value.

        The other shareholders of Unitel have asserted to PT Ventures that they believe that PT SGPS' sale of a minority interest in Africatel to Samba Luxco during 2007 was in breach of the Unitel shareholders' agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders' agreement, and Oi believes that the relevant provisions of the Unitel shareholders' agreement apply only to a transfer of Unitel shares by PT Ventures itself.

        As of the date of this annual report, Oi has not been notified of any proceedings initiated with respect to PT SGPS' sale of a minority interest in Africatel to Samba Luxco. If the other shareholders of Unitel were to assert that this sale was in breach of the Unitel shareholders' agreement, and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for a value significantly lower than the amount that Oi records in its financial statements with respect to Oi's indirect investment in Unitel. The sale of PT Ventures' interest in Unitel in these circumstances could have a material adverse impact on Oi's financial condition and results of operations.

The other shareholders of Unitel may claim that, as a result of a failure to offer its indirect interest in Unitel to such shareholders prior to Oi's acquisition of PT Portugal, these shareholders have the right to acquire the shares of Unitel held by PT Ventures at their net asset value.

        On March 25, 2014, Unitel issued a public statement in which Unitel implied that its shareholders had a right of first refusal related to PT SGPS's then-pending sale of its indirect interest in Unitel to Oi as part of the Oi Capital Increase. On September 16, 2014, the other shareholders of Unitel delivered a notice to PT SGPS in which they claimed that Oi's indirect acquisition of PT Ventures' interest in Unitel as part of the Oi Capital Increase would trigger this right. Oi does not agree with the interpretation proposed by the other Unitel shareholders, and instead believes that the relevant provisions of the Unitel shareholders' agreement would apply only to a transfer of Unitel shares by PT Ventures itself.

        As of the date of this annual report, Oi has not been notified of any proceedings initiated with respect to any failure to offer PT SGPS's indirect interest in Unitel to the other shareholders of Unitel prior to Oi's acquisition of PT Portugal. If the other shareholders of Unitel were to claim that a failure to offer PT SGPS's indirect interest in Unitel to those shareholders resulted in a breach of the Unitel shareholders' agreement, and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for its net asset value, which is significantly lower than the amount that Oi records in its financial statements with respect to its indirect investment in Unitel. The sale of PT Ventures' interest in Unitel in these circumstances would have a material adverse impact on Oi's financial condition and results of operations.

The other shareholders of Unitel have prevented PT Ventures from exercising its rights to appoint the chief executive officer and a majority of the board of directors of Unitel.

        Under the Unitel shareholders' agreement, PT Ventures is entitled to appoint three of the five members of Unitel's board of directors and its chief executive officer. Under the Unitel shareholders' agreement, the appointment of the chief executive officer of Unitel is subject to the approval of the holders of 75% of Unitel's shares. However, the other shareholders of Unitel have failed to vote to elect the directors nominated by PT Ventures at Unitel's shareholders' meetings, and as a result, PT Ventures' representation on Unitel's board of directors was reduced to a single director in June 2006, and the chief executive officer of Unitel has not been PT Ventures' appointee since June 2006.

        On July 22, 2014, the only member of Unitel's board of directors that had been appointed by PT Ventures resigned from his position, and the other shareholders of Unitel have not permitted PT Ventures to appoint a replacement. In November 2014, the other shareholders of Unitel stated to PT Ventures that its rights as a shareholder of Unitel had been purportedly suspended in October 2012, although these other shareholders have not indicated any legal basis for this alleged suspension. At a general shareholders' meeting of Unitel held on December 15, 2014, an election of members of the board of directors of Unitel was held. At this meeting, Unitel's other shareholders claimed that PT Ventures was not entitled to vote as a result of the alleged suspension of its rights as a shareholder of Unitel in October 2012, and they refused to elect the member nominated by PT Ventures to Unitel's board of directors.

        PT Ventures has filed a suit in Angolan court to annul the results of the election of members of the Unitel board of directors on December 15, 2014. As of the date of this annual report, no nominee of PT Ventures serves on the Unitel board of directors.

Unitel has granted loans to a related party and entered into a management contract with a third-party without the approval of PT Ventures.

        Under the Unitel shareholders' agreement, the shareholders of Unitel and their affiliates are not permitted to enter into any contracts with Unitel unless the contracts are approved by a resolution of Unitel's board of directors adopted by at least four members of its board of directors. As a result of the inability of PT Ventures to appoint members of the Unitel board of directors, PT Ventures is unable to effectively exercise its implied veto right over related party transactions of Unitel.

        Between May and October 2012, Unitel made disbursements to Unitel International Holdings B.V. of €178.9 million (R$576 million) and US$35.0 million (R$93 million) under a "Facility Agreement" entered into between Unitel and Unitel International Holdings B.V. ("Unitel Holdings"), an entity that competes with Africatel in Cabo Verde and in São Tomé and Principe. Unitel Holdings is controlled by Mrs. Isabel dos Santos, an indirect shareholder of Unitel and a member of the board of directors of Unitel. PT Ventures' representative on the Unitel board of directors voted against these transactions at the time of their proposed execution by Unitel, and PT Ventures abstained when the consolidated financial statements of Unitel that included these transactions were approved by the other Unitel shareholders at a shareholders meeting.

        Despite requests, PT Ventures has been unable to obtain documents and other information concerning the transactions with Unitel International Holdings B.V., including as to the possibility that Unitel has entered into other transactions in addition to those described above from 2012.

        We cannot assure you that Oi will be able to prevent Unitel from taking actions that should require the approval of the members of the Unitel board of directors nominated by PT Ventures, including approving related party transactions with the other shareholders of Unitel that Oi believes are detrimental to the financial condition and results of operations of Unitel. The use of the resources of Unitel in this manner could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of Oi's investment in Unitel.

The other shareholders of Unitel have attempted to dilute Oi's indirect ownership of Unitel through a capital increase in which Oi could be technically unable to participate, and have called meetings at which they have indicated the desire to unilaterally amend the bylaws of Unitel and the Unitel shareholders' agreement.

        At a general shareholders meeting of Unitel held on December 15, 2014, the other shareholders of Unitel voted to increase Unitel's share capital and alter the nominal value of its shares. The details of this capital increase are obscure to Oi as they were not included in the prior notice for this meeting nor were they discussed in detail during this meeting. Additional details of this capital increase have been included in draft minutes of this meeting provided to PT Ventures, and it appears that, although PT Ventures has determined to subscribe to its pro rata share of this capital increase to avoid dilution of its interest in Unitel, payment of the subscription price may be proposed under conditions that would not permit PT Ventures to obtain the necessary foreign exchange approvals prior to the date on which payment would be due. PT Ventures has filed a suit in Angolan court to annul the approval of the Unitel capital increase at this shareholders' meeting.

        The agenda of this general shareholders' meeting of Unitel included amendments to Unitel's bylaws and purported amendments to Unitel shareholders' agreement, in addition to other matters that may have been raised at the shareholders' meeting itself, which included investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel. Oi has not been provided of the details of the proposed bylaw amendments nor of any purported amendments to the Unitel shareholders' agreement. The December 15, 2014 meeting was suspended without any action taken on these items and was rescheduled. PT Ventures has filed a suit in Angolan court to annul the approval of investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel.

        Oi cannot assess the impact to Unitel or Oi of the matters considered at the December 15, 2014 general shareholders meeting of Unitel or the proposed amendments to Unitel's bylaws and purported amendments to the Unitel shareholders' agreement as Oi have not been provided with sufficient details to appropriately analyze these matters. In addition, Oi notes that there appears to be no legal authority for the other shareholders of Unitel to amend the Unitel shareholders' agreement through actions taken at a general meeting of Unitel's shareholders, as this agreement is an agreement among the parties thereto. Should the other shareholders approve actions detrimental to Unitel or Oi's investment in Unitel, these actions could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of Oi's investment in Unitel.

Unitel's concession to operate in Angola has expired and has not yet been renewed.

        Unitel's concession to provide mobile telecommunications services in Angola expired in April 2012. Oi cannot provide you with any assurances regarding the terms under which the Angolan National Institute of Telecommunications (Instituto Angolano das Comunicações) ("INACOM") would grant a renewal of this concession, if at all. A failure of Unitel to obtain a renewal of this concession could have a material adverse effect on the ability of Unitel to continue to provide mobile telecommunications services in Angola, which would have a material adverse effect on Unitel's financial position and results of operations and the value of Oi's investment in Unitel.

Adverse political, economic and legal conditions in the African and Asian countries in which Oi has acquired investments may hinder Oi's ability to receive dividends from Oi's African and Asian subsidiaries and investments.

        The governments of many of the African and Asian countries in which Oi has investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in which Oi has investments may enact legal or regulatory measures that restrict the ability of Oi's subsidiaries and investees to make dividend payments to Oi. Similarly, adverse political or economic conditions in these countries may hinder Oi's ability to receive dividends from its subsidiaries and investees. Historically, PT SGPS has received dividends from the African and Asian subsidiaries and investees that Oi has acquired, however, a limitation on its ability to receive a material portion of those dividends could adversely affect Oi's cash flows and liquidity.

        In addition, Oi's investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, Oi's ventures in African and Asian markets face risks associated with increasing competition, including due to the entrance of new competitors and the rapid development of new technologies.

        The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of Oi and Oi's partners to operate these assets may have a negative impact on Oi's strategy and all of these risks may have material effects on its results of operations.

Oi's acquisition of PT Portugal may have triggered claims of Oi's other joint venture partners or may otherwise lead to an unwinding of those joint ventures.

        Some of the agreements governing Oi's joint ventures in Africa and Asia, other than Unitel, contain provisions that may confer certain rights, including call and put rights, on Oi's joint venture parties in the event of a change of control or merger of PT Portugal. If these rights were triggered by Oi's acquisition of PT Portugal, Oi could be forced to exit one or more profitable joint ventures and sell Oi's shares to Oi's joint venture partners at a price significantly lower than the fair market value of

Oi's interests in those joint ventures. Alternatively, Oi could be required to use cash to purchase the joint venture interests of Oi's partners in one or more joint ventures. Any such event could have a material adverse effect on Oi's investment strategy for Africa and Asia, Oi's growth prospects and/or Oi's liquidity and cash flow.

        Even if no contractual provision was triggered by Oi's acquisition of PT Portugal, Oi's relationship with these joint venture partners could change or worsen as a result of by Oi's acquisition of PT Portugal for political, commercial or other reasons. Oi do not own a controlling stake in most of these joint ventures, and any challenges that arise with Oi's joint venture partners as a result of Oi's acquisition of PT Portugal or otherwise could lead to costly and time-consuming negotiations, arbitration or litigation or potentially to the unwinding of Oi's investment in those ventures at a price significantly lower that the fair market value of Oi's investment.

Oi is a party to joint ventures and partnerships that may not be successful and may expose Oi to future costs.

        Oi is a partner in joint ventures and partnerships in Africa and Asia. Oi's partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of its needs or the capabilities or financial stability of its strategic partners. Oi's share of any losses from or commitments to contribute additional capital to such partnerships may also adversely affect its results of operations or financial position.

        Oi's ability to work with these partners or develop new products and solutions may become constrained, which could harm its competitive position in the markets served by these joint ventures and partnerships. Oi may have disputes with its partners in these joint ventures, and it may have difficulty agreeing with its partners on actions that Oi believes would be beneficial to those joint ventures and partnerships. In addition, the joint ventures and partnerships in African and Asian countries are typically governed by the laws of those countries, and Oi's partners are often established participants in those markets and may have greater influence in those economies than Oi will. To the extent Oi experiences difficulties with its joint venture partners, it may encounter difficulties in protecting its investments in those countries.

        Any of these factors could cause these joint ventures and partnerships not to be profitable and could cause Oi to lose all or part of the value of its investments in those ventures. See "Item 4—Information on the Company—Other International Operations—CVTelecom, Cape Verde."

The minority shareholder of Africatel has asserted that Oi's acquisition of PT Portugal triggered its right to require Oi to purchase their shares of Africatel under the Africatel shareholders' agreement. If Oi is required to purchase this interest in Africatel, it will divert resources that could otherwise be deployed to reduce indebtedness or make investments under Oi's business plan. If any such purchase is funded through Oi's incurrence of additional debt, there would be a material adverse effect on its consolidated leverage.

        Prior to the Oi Capital Increase, PT SGPS indirectly owned 75% of the share capital of Africatel Holdings B.V. ("Africatel"), which held PT SGPS's interests in telecommunications companies in sub-Saharan Africa. Samba Luxco S.à.r.L. ("Samba"), an affiliate of Helios Investors LP, owns the remaining 25% equity interest in Africatel. PT SGPS's interest in Africatel was among the assets of PT Portugal contributed to Oi in the Oi Capital Increase. PT SGPS, Oi's subsidiaries Africatel GmbH & Co. KG ("Africatel GmbH") and PT Ventures SGPS S.A., and Samba are parties to a shareholders' agreement (the "Africatel Shareholders' Agreement").

        PT SGPS and Africatel GmbH, which directly holds Oi's interest in Africatel, received a letter, dated September 16, 2014, from Samba Luxco in which Samba Luxco claimed that Oi's acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel Shareholders' Agreement and that this change of control entitled Samba to exercise a put right under the Africatel Shareholders'

Agreement at the fair market equity value of Samba's Africatel shares. In the letter, Samba purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

        On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel Shareholders' Agreement.

        On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH and PT SGPS that Samba had commenced arbitral proceedings against them to enforce its purported put right or, in the alternative, certain other rights and claims allegedly arising out of the transactions between PT SGPS and Oi that included the Oi Capital Increase. These other alleged rights and claims include claims relating to purported rights of first offer, first refusal and tag-along that Samba believes were also triggered by the foregoing transactions. Africatel GmbH and PT SGPS presented their answer to Samba's request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015.

        If the arbitral tribunal were to agree with Samba's claims, among other things, an independent valuation of Africatel could be required, and any liability with respect to a purchase of Samba's interest in Africatel and/or damages could be significant and could divert resources that could have otherwise been deployed to reduce indebtedness or make investments under Oi's business plan. If any such purchase is funded through the incurrence of additional debt of Oi, there would be a material adverse effect on Oi's consolidated leverage of the combined company. Both Africatel GmbH and PT SGPS intend to vigorously defend this arbitration proceeding.

        Under the subscription agreement entered into by PT SGPS and Oi, in relation to the Oi Capital Increase, Oi agreed to succeed PT SGPS in any rights or obligations contracted by us, as long as the agreements giving rise to that right or obligation have been indicated in the documents for the global offering that formed part of the Oi Capital Increase. The prospectus for the Oi Capital Increase disclosed, among other things, that Samba had asserted that the business combination between PT SGPS and Oi had triggered a put right under the Africatel Shareholders' Agreement in respect of Samba's interest in Africatel. However, it is not possible to guarantee that Oi will succeed to any and all liabilities and/or losses pertaining to the arbitration proceeding against Samba.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact Oi's business, results of operations and financial condition.

        Oi is a Brazilian corporation and a majority of its operations and customers are located in Brazil. Accordingly, Oi's financial condition and results of operations are substantially dependent on Brazil's economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government's actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. Oi does not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Oi's business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

  •
  political instability;

  •
  devaluations and other currency fluctuations;

  •
  inflation;

  •
  price instability;

  •
  interest rates;

  •
  liquidity of domestic capital and lending markets;

  •
  energy shortages;

  •
  exchange controls;

  •
  changes to the regulatory framework governing the telecommunications industry;

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

Depreciation of the Real may lead to substantial losses on Oi's liabilities denominated in or indexed to foreign currencies.

        During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the Real and the U.S. dollar has varied significantly in recent years. For example, the Real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The Real appreciated against the U.S. dollar by 4.3% during 2010, and has depreciated by 12.6% against the U.S. dollar during 2011, by 8.9% during 2012, by 14.6% during 2013 and by 13.4% during 2014. In addition, the Real appreciated against the Euro by 10.4% during 2010, and has depreciated by 9.3% against the Euro during 2011, by 10.7% during 2012, and by 19.7% during 2013, and was substantially unchanged during 2014.

        A significant amount of Oi's financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Euros. As of December 31, 2014, R$15,333 million of Oi's consolidated financial indebtedness was denominated in currencies other than the Real, excluding debt obligations of PT Portugal that have been classified as liabilities of assets held for sale but are expected to remain obligations of Oi following the completion of its sale of PT Portugal. When the Real depreciates against foreign currencies, Oi incurs losses on its liabilities denominated in or indexed to foreign currencies, such as its U.S. dollar-denominated and Euro-denominated long-term debt and foreign currency loans, and Oi incurs gains on its monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into Reais. If significant depreciation of the Real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, Oi could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the Real could adversely affect Oi's ability to meet certain of its payment obligations. A failure to meet certain of its payment obligations could trigger a default under certain financial covenants in its debt instruments, which could have a material adverse effect on its business and results of operations. Additionally, Oi currently has currency swaps and non-deliverable forwards in place for most of its foreign currency debt. If the cost of currency swap instruments increases substantially, Oi may be unable to maintain its hedge positions, resulting in an increased foreign currency exposure that could in turn lead to substantial foreign exchange losses.

        A portion of Oi's capital expenditures and operating leases requires Oi to acquire assets or use third-party at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. Oi generally does not hedge against risks related to movements of the Real against foreign currencies. To the extent that the value of the Real decreases relative to the U.S. dollar or the Euro, it becomes more costly for Oi to purchase these assets or services, which could adversely affect its business and financial performance.

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

If Brazil experiences substantial inflation in the future, Oi's margins and its ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and Oi's business and results of operations.

        Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian government's measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

        Since the introduction of the Real in 1994, Brazil's inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil's rates of inflation, as measured by the General Market Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna) ("IGP-DI"), published by Fundação Getúlio Vargas ("FGV"), were 11.3% in 2010, 5.0% in 2011, 8.1% in 2012, 5.5% in 2013 and 3.8% in 2014. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado) ("IPCA"), published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) ("IBGE"), the Brazilian consumer price inflation rates were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014.

        If Brazil experiences substantial inflation in the future, Oi's costs may increase and its operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of Oi's services in Brazil, such increases are linked to inflation indices, discounted by increases in its productivity. During periods of rapid increases in inflation, the price increases for Oi's services may not be sufficient to cover its additional costs and Oi may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail Oi's ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in interest rates could increase the cost of servicing Oi's debt and negatively affect Oi's overall financial performance.

        Oi's debt is consolidated under the equity method in PT SGPS Financial Statements and Oi's financial expenses are affected by changes in the interest rates that apply to its floating rate debt. As of December 31, 2014, Oi had, among other consolidated debt obligations, R$9,862 million of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário) ("CDI"), rate, an interbank rate, R$5,154 million of loans and financings and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo) ("TJLP"), a long-term interest rate, R$4,039 million of loans and financings that were subject to the IPCA, and R$2,860 million of loans and financings that were subject to the London Interbank Offered Rate ("LIBOR"). In addition, the debt obligations of PT Portugal that have been classified as liabilities of assets held for sale but are expected to remain obligations of Oi following the completion of Oi's sale of PT Portugal included R$1,512 million (€468.5 million) of loans and financings that were subject to the Euro Interbank Offer Rate.

        The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI declined from 10.87% per annum as of December 31, 2011 to 6.90% per annum as of December 31, 2012, increased to 9.77% per annum as of December 31, 2013, and increased to 11.57% per annum as of December 31, 2014. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect Oi's financial expenses and negatively affect its overall financial performance.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other countries, which may have a negative effect on the trading price of Oi's common shares, preferred shares and ADSs and may restrict its access to international capital markets.

        Economic and market conditions in other countries and regions, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries and regions may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries have at times resulted in significant outflows of funds from Brazil and may diminish investor interest in securities of Brazilian issuers, including Oi. This could materially and adversely affect the market price of Oi's securities, and could also make it more difficult for Oi to access the capital markets and finance its operations in the future on acceptable terms or at all.

Restrictions on the movement of capital out of Brazil may impair Oi's ability to service certain debt obligations.

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

        A more restrictive policy could increase the cost of servicing, and thereby reduce Oi's ability to pay, its foreign currency-denominated debt obligations and other liabilities. As of December 31, 2014, Oi's foreign-currency denominated debt was R$15,133 million and represented 41.7% of its consolidated indebtedness. In addition, PT Portugal had foreign-currency denominated debt of R$18,893 million that have been classified as liabilities of assets held for sale but are expected to remain obligations of Oi following the completion of its sale of PT Portugal. If Oi fails to make payments under any of these obligations, it will be in default under those obligations, which could reduce its liquidity as well as the market price of its common shares, preferred shares and ADSs.

Risks Relating to Our ADSs and Ordinary Shares

The delisting of our ADSs from the NYSE is expected to result in significantly reduced liquidity for our ADSs.

        On March 30, 2015, we voluntarily delisted trading of our ADSs from NYSE. We will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act"), until such time as we can terminate our registration under it.

        Following the delisting from NYSE, the ADSs have traded on the U.S. over-the-counter market. The over-the-counter market is a significantly more limited market than the NYSE, and as a result, trading volumes in the ADSs may be limited and investors may not have sufficient liquidity, which may make it more difficult for holders of the ADSs to sell their securities. In addition, transactions may be delayed, and security analysts' coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them that may discourage them from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. The delisting may result in holders of our ADSs surrendering their ADSs in exchange for the underlying shares and selling them on the Euronext Lisbon. As a result, the market price of our ADSs may be depressed, and you may find it more difficult to sell our ADSs. There is no assurance that any trading market that currently exists for the ADSs will be sustained.

An ADS holder may face disadvantages compared to an ordinary shareholder when attempting to exercise voting rights.

        If we instruct the depositary under our ABS program to enable holders of our ADSs to do so, holders of our ADSs may instruct the depositary to vote the ordinary shares underlying the ADSs. For the depositary to follow the voting instructions, it must receive them on or before the date specified in our voting materials. The depositary must try, as far as practical, subject to Portuguese law and our articles of association, to vote the ordinary shares as instructed. In most cases, if the ADS holder does not give instructions to the depositary, it may vote the ordinary shares in favor of proposals supported by our Board of Directors, or, when practicable and permitted, give a discretionary proxy to a person designated by us. We cannot be certain that ADS holders will receive voting materials in time to ensure that they can instruct the depositary to vote the underlying ordinary shares. Also, the depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested. In addition, we may choose not to instruct the depositary under our ABS program to enable holders of our ADSs to vote.

If you are a U.S. tax resident, you will not be eligible for the withholding tax exemption on dividends under the Portuguese domestic law or the reduced rates of withholding tax on dividends under the Tax Treaty between Portugal and the United States unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service.

        Under Portuguese law, dividends are subject to withholding tax at a rate of 25% for corporate investors and at a rate of 28% for individual investors. Dividends placed in bank omnibus accounts (except where the identity of the effective beneficiary is disclosed) are subject to withholding tax at a rate of 35%. However, dividends paid to corporate investors resident in the U.S. may benefit from a withholding tax exemption under Portuguese domestic law provided the following requirements are met.

  •
  A minimum holding participation of 5% (held directly or indirectly) of PT SGPS's ordinary shares or ADSs exists;

  •
  Such participation is held for a minimum consecutive period of 24 months; and

  •
  The corporate investor is subject to and not exempt from Corporate Income Tax ("CIT"), at a rate higher than 60% of the statutory Portuguese CIT rate (which would be 13.8% in 2014, based on a statutory Portuguese CIT rate of 23% applicable only to resident companies as from 2014).

        In order to benefit from this withholding tax exemption, you must provide Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of ordinary shares, prior to the date the dividends are made available, a document duly certified by the U.S. Internal Revenue Service, confirming that you are tax resident in the U.S. and that the corporate investor is subject to and not exempt from CIT, at a rate higher than 60% of the statutory Portuguese CIT rate (which would be 13.8% in 2014, based on a statutory Portuguese CIT rate of 23% applicable only to resident companies as from 2014).The remaining requirements (namely of minimum participation and holding period) should be proved by the beneficiary to the custodian for the depositary.

        If the requirements to benefit from the withholding tax exemption under the Portuguese law are not met but you are a U.S. tax resident entitled to the benefits provided by the Tax Treaty, you may still be eligible for the reduced rates of Portuguese withholding tax on dividends under such treaty, provided you fill out a form required by the Portuguese tax authorities.

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15% (5% if the U.S. corporate beneficial owner owns directly at least 25% of the share capital of the company paying the dividends for an uninterrupted period of two years prior to the payment of the dividend). In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the Tax Treaty is required. A specific form (Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of PT SGPS ordinary shares, prior to the date the dividends are made available to shareholders. If you are a holder of ADSs and need to obtain information about where to send your Form 21-RFI, please contact the depositary at the address set forth in "Item 12—Description of Securities Other Than Equity Securities."

        Alternatively, a non-certified Form 21-RFI may be completed and accompanied by a document issued by the U.S. Internal Revenue Service certifying that the investor is resident for tax purposes and subject to tax in the United States. Both the Form 21-RFI and the document issued by the U.S. Internal Revenue Service must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of

ADSs, or your financial intermediary, if you are a holder of PT SGPS ordinary shares, prior to the date the dividends are made available.

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

        If you are a U.S. based pension fund or regulated investment company holding ADSs or ordinary shares, you should be aware that, under a technical note issued by the Portuguese tax authorities (which resulted from a mutual agreement procedure requested by the authority having jurisdiction in the U.S.), in order to benefit from the Tax Treaty provisions, you must be able to prove that:

  •
  the pension fund or regulated investment company is a resident of the United States for U.S. federal tax purposes. This is to be undertaken by providing a Portuguese treaty form duly certified (Form 21-RFI or Form 22-RFI) and U.S. Internal Revenue Service (IRS) Form 6166; and

  •
  the pension fund or regulated investment company is entitled to the benefits of the Tax Treaty under the limitations of benefit provisions contained in Article 17 of the Tax Treaty. This is to be undertaken through a self-declaration, which may be substituted by a declaration issued by the U.S. tax authorities.

        If you are a U.S. based pension fund or regulated investment company holding ADSs or ordinary shares, you should be aware that, under the same technical note issued by the Portuguese tax authorities, the self-declaration for limitation on benefits purposes does not eliminate the possibility of the Portuguese tax authorities to make use when necessary of the exchange of information mechanisms provided under the Tax Treaty.

        You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. You should therefore contact your tax advisor promptly after learning of any proposed or paid dividend. In addition, although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the excess Portuguese withholding tax, even if you submit Form 21-RFI or Form 22-RFI and are eligible to receive reimbursement as described above. You should contact your tax advisor if you wish to submit Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

        If the requirements are not met as of the relevant date, Portuguese withholding tax will be levied at the rate of 25% (in the case of corporate investors) or 28% (in the case of individual investors). See "Item 10—Additional Information—Taxation—Dividends."

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

        Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a passive foreign investment company (a "PFIC") for 2014, although there can be no assurance in this regard. In addition, there can be no assurance that we will not be a PFIC in 2015 or any future taxable year. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets by value in that taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or in the composition of our income or assets.

        If we are a PFIC in any taxable year in which you hold our ordinary shares or ADSs, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will generally become subject to burdensome reporting requirements. For more information on PFICs, see "Taxation—Passive Foreign Investment Company." Our United States counsel expresses no opinion with respect to our PFIC status.

ITEM 4—INFORMATION ON THE COMPANY

Overview

        We operate in the telecommunications sector through our strategic partnership with Oi, which provides telecommunications services in Brazil, Portugal, Africa and Asia. We record our interest in Oi using the equity method of accounting.

        Prior to May 5, 2014, we provided telecommunications services directly in Portugal and had direct strategic partnerships in certain countries in sub-Saharan Africa and Asia. On May 5, 2014, we contributed to Oi all of the operating assets then held by us, except interests held directly or indirectly in TmarPart and Oi, and all of our liabilities as of the date of the transfer.

        On December 9, 2014, Oi entered into an agreement under which it has agreed to sell all of the share capital of PT Portugal to Altice Portugal. Oi expects to complete the sale of these operations during the second quarter of 2015. For more information about this transaction, see "—Transactions with Oi—Proposed Sale of PT Portugal to Altice."

        As of December 31, 2014, PT SGPS held a 39.7% direct and indirect stake in Oi. After the execution of the Exchange Agreement and Call Option Agreement with PT Portugal and PTIF, subsidiaries of Oi, and the completion of the Exchange contemplated by those agreements on March 30, 2015, we hold a direct and indirect ownership interest of 27.5% in Oi's share capital, including 26.4% of the voting share capital (held directly by us and through our wholly-owned subsidiary, Bratel Brasil, but excluding indirect interests), through which we conduct substantially all of our business and operations. Additionally, PT SGPS holds the Rioforte Investments and the Call Option.

Corporate Information

        Our legal and commercial name is Portugal Telecom, SGPS, S.A. We are a limited liability holding company, organized as a Sociedade Gestora de Participações Sociais under the laws of the Portuguese

Republic. The company was originally incorporated as Portugal Telecom, S.A., a sociedade anónima, in June 1994. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal. Our telephone number is +351 21 500 1701, and our facsimile number is +351 21 500 0800.

Transactions with Oi

        In this section we describe:

  •
  the Business Combination, as originally proposed by our company, Oi and TmarPart, including the original structure and the steps of the transaction that were implemented before the structure was modified and certain steps were abandoned;

  •
  the defaults under the Rioforte Investments;

  •
  the Exchange and the Call Option; and

  •
  the new alternative structure and the current plans for Oi's corporate ownership simplification and migration to the Novo Mercado.

        We also include, a summary of our interest in Oi and the background and history of our strategic partnership with Oi, and a description of the proposed sale of PT Portugal by Oi to Altice Portugal.

Business Combination with Oi

  Original Structure

        On October 1, 2013, we entered into a memorandum of understanding (the "Memorandum of Understanding") with Oi, AG Telecom, LF Tel, PASA, EDSP75, Bratel Brasil, BES and Nivalis, in which we and they agreed to the principles governing a series of transactions, including a business combination involving three principal components (collectively, the "Business Combination"):

  •
  A capital increase of Oi that was concluded on May 5, 2014 (the "Oi Capital Increase"), in which Oi issued and sold (1) 121,674,063 common shares and 280,483,641 preferred shares to the public for an aggregate amount of R$8,250 million in cash, and (2) 104,580,393 common shares and 172,025,273 preferred shares to PT SGPS in exchange for all of the shares of our subsidiary PT Portugal, which represented all of our assets other than the direct and indirect stakes in Oi and Contax. The numbers of shares of Oi above have been adjusted to give effect to the Oi Reverse Share Split, completed on November 18, 2014. See "Presentation of Financial Information—Oi Reverse Share Split."

  •
  A proposed merger of shares (incorporação de ações) (the "Merger of Shares") under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of Oi and TmarPart, (1) each issued and then outstanding common share of Oi not owned by TmarPart was to be converted automatically into one TmarPart common share, (2) each issued and then outstanding preferred share of Oi not owned by TmarPart was to be converted automatically into 0.9211 TmarPart common shares, and (3) Oi was to become a wholly-owned subsidiary of TmarPart. At the same time, TmarPart was to be listed on the Novo Mercado segment of BM&FBOVESPA. Concurrently with the Merger of Shares, a simplification of the corporate structure of TmarPart was planned, by means of the corporate reorganization of several direct and indirect shareholder holding companies of TmarPart, through which, among other things, PT SGPS was to come to directly hold shares of Oi corresponding to its indirect stake in Tmarpart. This proposed merger of shares was subsequently abandoned, and the Corporate Reorganization was redesigned.

  •
  A proposed merger (incorporação) under Portuguese and Brazilian law of PT SGPS with and into TmarPart, with TmarPart as the surviving company in which the shareholders of PT SGPS were to receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by PT SGPS immediately prior to the merger; this proposed merger of shares was subsequently abandoned.

  Consent Solicitation

        In connection with the proposed Business Combination, on February 7, 2014, we undertook consent solicitations to holders of our (1) €400 million 6.25% Notes due 2016, (2) €750 million 4.125% Exchangeable Bonds due 2014 and (3) certain notes issued by PTIF (at the time our wholly owned subsidiary) under our Euro Medium-Term Note Programme, to consider and approve certain proposals and other amendments to the trust deeds and terms and conditions of such notes and bonds.

  Agreements to Implement the Business Combination

  Recapitalization of TmarPart

        In connection with the Business Combination, on February 19, 2014, PTB2, and Bratel Brasil, both subsidiaries of PT SGPS, entered into subscription agreements to purchase convertible debentures issued by PASA and Venus (jointly referred to as the "AGSA Holding Companies") and EDSP75 and Sayed (jointly referred to as the "Jereissati Telecom Holding Companies") for an aggregate amount of R$4,788 million. Each of the AGSA Holding Companies and the Jereissati Telecom Holding Companies used the proceeds of these debentures to subscribe for convertible debentures of their subsidiaries, including AG Telecom and LF Tel, which used the proceeds of their debentures to repay their outstanding indebtedness and subscribe for convertible debentures of TmarPart, which used the proceeds of its debentures to repay its outstanding indebtedness (excluding indebtedness of its consolidated subsidiaries). On March 25, 2014, the AGSA Holding Companies, the Jereissati Telecom Holding Companies and TmarPart issued their convertible debentures, which were paid for and converted on May 5, 2014, the date of the settlement of the Oi Capital Increase.

  Temporary Voting Agreement of the Shareholders of Oi and TmarPart

        On February 19, 2014, PT SGPS executed a temporary voting agreement with Caravelas Fundo de Investimento em Ações ("Caravelas," an investment vehicle managed by an affiliate of Banco BTG Pactual S.A.), Bratel Brasil, TmarPart, Andrade Gutierrez, Jereissati Telecom and, as intervening party, Oi, for the purpose of approving, among other things, the Merger of Shares and the Merger. The parties thereto agreed to (1) vote in favor of the Merger of Shares and (2) vote in favor of the Merger. The temporary voting agreement was to remain in effect until the earlier of the Merger and December 31, 2014.

  Amendments to Shareholders' Agreements

        As part of a series of corporate reorganizations to simplify the organizational structure of TmarPart and several of its affiliates (the "TmarPart Reorganization"), the Global Shareholders' Agreement (described in "—Background to the Strategic Partnership with Oi—Global Shareholders' Agreement" below), the Control Group Shareholders' Agreement (described in "—Background to the Strategic Partnership with Oi—Control Group Shareholders' Agreement" below), the PASA Shareholders' Agreement and the EDSP75 Shareholders' Agreement (both described in "—Background to the Strategic Partnership with Oi—PASA and EDSP75 Shareholders' Agreements" below) were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agreed to exercise their voting rights to approve each step of the Business Combination.

        The amendments to the shareholders' agreements further provided that, if the Oi Capital Increase occurred and any of the subsequent steps of the Business Combination, including the Merger of Shares and the TmarPart Reorganization, did not occur by December 31, 2014, the shareholders would use their best efforts to implement the TmarPart Reorganization and the reorganization of Oi to achieve the same goals intended by the Business Combination, although without the obligation to implement the TmarPart Reorganization, the Merger of Shares and the Merger.

  Transfer of Assets and Liabilities to PT Portugal in Preparation for the Oi Capital Increase

        Prior to the consummation of the Oi Capital Increase, PT SGPS undertook a series of transactions transferring (1) to PT Portugal all of its operating assets, other than the interests it held directly or indirectly in TmarPart and Oi, and all of its liabilities at the time of the transfer and (2) to PT SGPS the direct and indirect interests held through Bratel B.V. ("Bratel") and Bratel Brasil in TmarPart, Oi, PASA and EDSP75. In addition, we exchanged our direct and indirect interest in Contax for additional interests in PASA and EDSP75.

        In connection with the Oi Capital Increase, Banco Santander (Brasil), S.A. was engaged to prepare a valuation report (the "PT Assets Valuation Report"), in order to determine the value of the shares of PT Portugal (and consequently of the assets and liabilities transferred to PT Portugal) (the "PT Assets"). According to the PT Assets Valuation Report, the PT Assets were valued at an amount between €1,623.3 million (R$5,296.4 million) and €1,794.1 million (R$5,853.9 million). For purposes of the subscription in the Oi Capital Increase, the Board of Directors of Oi determined a value for the PT Assets of €1,750 million (R$5,709.9 million), based on the Euro-Real exchange rate on February 20, 2014, the day before the first publication of the notice for the extraordinary general meeting of the shareholders of Oi, in accordance with the subscription agreement signed by PT SGPS and Oi.

  Shareholder Approvals

        On March 27, 2014, the shareholders of PT SGPS approved the participation of PT SGPS in the Oi Capital Increase through the contribution of its operating assets and related liabilities, with the exception of the direct and indirect interest in Oi and Contax. In addition, on March 27, 2014, PT Assets Valuation Report was approved by the shareholders of Oi.

  Oi Capital Increase

        In May 2014, Oi completed the Oi Capital Increase, in which it issued and sold (1) 121,674,063 common shares and 280,483,641 preferred shares to the public for an aggregate amount of R$8,250 million in cash and (2) 104,580,393 common shares and 172,025,273 preferred shares to us in exchange for all of the outstanding shares of PT Portugal, which represented all of our assets other than our equity interest in Oi and Contax.

        As part of the Oi Capital Increase, Caravelas subscribed for 17,136,248 common shares and 35,917,152 preferred shares in the cash portion of the Oi Capital Increase at the public offering price under a subscription agreement (Contrato de Subscrição de Ações de Emissão da Oi S.A.) that Oi entered into with Caravelas on February 19, 2014.

        Oi's acquisition of the shares of PT Portugal was completed under the terms of a subscription agreement (Contrato de Subscrição de Ações de Emissão da Oi S.A.) that we entered into with Oi on February 19, 2014 (the "PT SGPS Subscription Agreement"). Under the PT SGPS Subscription Agreement, we agreed to subscribe for Oi common and preferred shares as part of the Oi Capital Increase by contributing all of the share capital of PT Portugal to Oi. The price per share paid by us was equivalent to the price per share paid in the cash portion of the Oi Capital Increase, and the number of Oi shares to which we subscribed was based on an amount equivalent to the economic value of shares of PT Portugal, as determined in the PT Assets Valuation Report. In addition, Oi agreed to succeed to the rights and obligations of PT SGPS under certain contracts and these contracts were assigned to PT Portugal after the shares of PT Portugal were transferred to Oi.

        The numbers of shares of Oi above have been adjusted to give effect to the Oi Reverse Share Split, completed on November 18, 2014. See "Presentation of Financial Information—Oi Reverse Share Split."

Rioforte Defaults and the Exchange

  Rioforte Investments and the Second MOU

        Prior to the Oi Capital Increase, we and our then wholly-owned subsidiary PTIF subscribed for an aggregate of €897 million principal amount of certain commercial paper obligations issued by Rioforte that matured in July 2014. The composition of the outstanding amount of the Rioforte Investments at the time of the Oi Capital Increase on May 5, 2014 was as follows:

  •
  €200 million in notes issued by Rioforte and subscribed by PT SGPS on April 15, 2014, with maturity on July 15, 2014, which were transferred to PT Portugal on May 5, 2014 as part of the process of transferring all assets and liabilities directly held by PT SGPS to PT Portugal in preparation for the contribution of PT Portugal in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled "€1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission of Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness, with a yield of 3% per annum. The jurisdiction for dispute resolution was Luxembourg;

  •
  €647 million in notes issued by Rioforte and subscribed by PTIF on April 15, 2014, with maturity on July 15, 2014. The terms and conditions of this transaction defined the notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg; and

  •
  €50 million in notes issued by Rioforte and subscribed by PTIF on April 17, 2014, with maturity on July 17, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated September 21, 2012, entitled "€1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg.

        As a result of the Oi Capital Increase, PT Portugal, PTIF and their rights as creditors under the Rioforte Investments were transferred to Oi.

        As of July 2014, Rioforte was a wholly-owned subsidiary of Espírito Santo International, S.A. and was an indirect holder of 49% of Espírito Santo Financial Group S.A., which in turn owned 27.3% of the capital stock of BES.

        On July 15 and 17, 2014, Rioforte defaulted on the Rioforte Investments. On July 22, 2014, Rioforte filed a petition for controlled management (gestion controlée) with the courts of Luxembourg after concluding that it was not in a position to fulfill the obligations resulting from certain debt that had matured in July 2014. The Luxembourg Commercial Court denied Rioforte's request for controlled management on October 17, 2014 and declared Rioforte bankrupt on December 8, 2014. According to the most recent public announcement of the liquidation trustees, the deadline for making claims for this debt in connection with this lawsuit ends on June 1, 2015.

        On July 15, 2014, PT SGPS and Oi entered into a new memorandum of understanding (the "Second MOU") with respect to the Rioforte Investments and the Business Combination, describing the understandings with respect to the Exchange Agreement and the Call Option Agreement described below.

        On September 8, 2014, an extraordinary general shareholders' meeting of our shareholders approved the execution by us of the Exchange Agreement and the Call Option Agreement. On March 31, 2015, we entered into a series of agreements, including amendments to the Exchange Agreement and the Call Option Agreement, to allow for the implementation of the transactions contemplated by the Second MOU.

  Exchange Agreement

        On September 8, 2014, we, TmarPart, Oi, PT Portugal and PTIF entered into the Exchange Agreement, pursuant to which PT Portugal and PTIF agreed to transfer the Rioforte Investments to us, and we agreed to deliver the Exchanged Shares to PT Portugal and PTIF. On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed when PT Portugal and PTIF transferred the Rioforte Investments to us and we transferred the Exchanged Shares to PT Portugal and PTIF.

  Call Option Agreement

        On September 8, 2014, we, TmarPart, Oi, PT Portugal and PTIF entered into the Call Option Agreement. Under the Call Option Agreement, PTIF has granted us the Call Options to acquire 47,434,872 common shares of Oi and 94,869,744 preferred shares of Oi after giving effect to the Oi Reverse Share Split. We are entitled to exercise the Call Option in whole or in part, at any time prior to March 30, 2021. The number of shares subject to the Call Option will be reduced on March 30 of every year, such that:

  •
  90% of the shares originally subject to the Call Option will be available between March 30, 2016 and March 30, 2017;

  •
  72% will be available between March 30, 2017 and March 30, 2018;

  •
  54% will be available between March 30, 2018 and March 30, 2019;

  •
  36% will be available between March 30, 2019 and March 30, 2020; and

  •
  18% will be available between March 30, 2020 and March 30, 2021,

in each case, less the number of shares with respect to the Call Option (if any) that have been previously exercised. The exercise prices under the Call Option will be R$20.104 per common share and R$18.529 per preferred share (after giving effect to the Oi Reverse Share Split, completed on November 18, 2014), in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 30, 2015, to the date of the effective payment of the exercise price.

        Oi is not required to maintain the exchanged shares in treasury. In the event that, at the time of exercise of the Call Option, PTIF and/or any of Oi's other subsidiaries do not hold, in treasury, the number of shares with respect to which PT SGPS exercises the Call Option, the Call Option may be financially settled through payment by PTIF of the amount corresponding to the difference between the market price of the shares and the exercise price corresponding to these shares.

        Oi may terminate the Call Option if (1) the bylaws of PT SGPS are amended to remove or amend the provision of those bylaws that limits the voting right to 10% of all votes corresponding to the capital stock of PT SGPS, except if this removal or amendment is required by law or by order of a competent governmental authority; (2) PT SGPS directly or indirectly engages in activities that compete with the activities of Oi or Oi subsidiaries in the countries in which they operate; or (3) PT SGPS violates certain obligations under the Call Option Agreement.

        Prior to the earlier of the expiration or full exercise of the Call Option, PT SGPS may not purchase shares of Oi or TmarPart, directly or indirectly, in any manner other than by exercising the Call Option.

        If PT SGPS issues, directly or indirectly, any derivative instrument that is backed by or references Oi shares, it must immediately use all proceeds derived directly or indirectly from such derivative instrument to acquire shares pursuant to the exercise of the Call Option. Under the original Call Option Agreement, PT SGPS could not directly or indirectly transfer or assign the Call Option, in whole or in part, nor grant any rights under the Call Option, including any security interest in the Call Option or the shares underlying the Call Option, without the consent of Oi.

        On March 31, 2015, PT SGPS, Oi, TmarPart and PTIF entered into an amendment to the Call Option Agreement. Under this amendment, (1) we will be permitted to assign the Call Option to a third party provided that such assignment involves at least one-quarter of Oi's shares subject to the Call Option, (2) we will be able to use the proceeds from such assignment of the Call Option to a third party as we please, with no obligation to acquire Oi shares under the Call Option and (3) we have granted Oi a right of first refusal exercisable prior to any such assignment. This amendment does not affect our agreement not to grant any rights under the Call Option, including any security interest in the Call Option or the shares underlying the Call Option, without the consent of Oi, or the requirement that we use all proceeds derived directly or indirectly from the issuance of any derivative instrument that is backed by or references Oi's shares to acquire shares pursuant to the exercise of the Call Option.

        The effectiveness of the amendment to the Call Option Agreement is subject to (1) the authorization of the amended terms by the CVM, and (2) the approval of the amendment to the Call Option Agreement by a general meeting of Oi's shareholders at which both Oi's common and preferred shareholders will be entitled to vote. Oi has agreed to issue a call notice for this general meeting of its shareholders on or before August 31, 2015 and to hold this meeting on or before September 30, 2015.

        The numbers of shares of Oi above have been adjusted to give effect to the Oi Reverse Share Split completed on November 18, 2014. See "Presentation of Financial Information—Oi Reverse Share Split."

Oi Corporate Ownership Simplification and Migration to the Novo Mercado

        On March 31, 2015, the shareholders of TmarPart decided to approve an alternative to the previous structure of the Business Combination that would not involve the Merger, the Merger of Shares or the listing of TmarPart on the Novo Mercado segment of BM&FBOVESPA. Instead, the parties to the Business Combination have agreed on a new corporate and management structure of Oi (the "New Structure"), which includes the following features:

  •
  a corporate and management restructuring of Oi, eliminating the need to list TmarPart;

  •
  a voluntary exchange program of preferred shares into common shares issued by Oi, at a ratio of 0.9211 common shares to each preferred share (the "Voluntary Exchange Program"), subject to the participation of at least two-thirds of the preferred shares within a period of 30 days following the general shareholders' meeting of Oi at which the commencement of the exchange period is deliberated upon. This structure is designed to provide all shareholders with the right to vote and to maximize the possibility of a single class of shares;

  •
  the implementation of the principle of one share, one vote. However, a limitation of the voting rights of 15%, applicable to all the shareholders of Oi, was agreed to be included in the bylaws of Oi. This limitation will cease to be applicable upon the occurrence of certain events, including a capital increase, a corporate restructuring or a tender offer, in each case resulting in a reduction in the present shareholder positions (or the acquisition of shares, as the case may be) greater than 50%;

  •
  to further improve liquidity, the termination of lock-ups for all shareholders;

  •
  the extinction of TmarPart through a merger into Oi and the termination of the shareholders' agreements, ensuring the dispersion of shareholder control of Oi; and

  •
  the implementation of the New Structure as soon as possible, and no later than October 31, 2015. Certain of these features are described in more detail below.

  Preliminary Steps

        As preliminary steps for the Voluntary Exchange Program, the following events are required to be approved and implemented simultaneously (collectively, the "Preliminary Steps"):

  •
  Oi's Simplification of Corporate Ownership, which contemplates the merger of the entities that directly or indirectly own shares of Oi and is described in greater detail below;

  •
  the approval of new bylaws of Oi; and

  •
  the election and appointment of a new Board of Directors of Oi, which will have a term expiring at the general shareholders' meeting of Oi at which its financial statements for the year ending on December 31, 2017 are approved. The new Board of Directors of Oi is expected to maintain significant participation of independent members and to preserve the previous parity at TmarPart between the representatives of PT SGPS and of the Brazilian shareholders.

  Oi's Simplification of Corporate Ownership

        The following corporate restructuring transactions are required to be completed before the start of the period for the Voluntary Exchange Program, in order to simplify the share capital structure of Oi ("Oi's Simplification of Corporate Ownership"):

  •
  the merger of AG Telecom into Pasa;

  •
  the merger of LF Tel into EDSP75;

  •
  the merger of PASA and EDSP75 into Bratel Brasil;

  •
  the merger of Valverde into TmarPart;

  •
  the merger of Venus, Sayed and PTB2 into Bratel Brasil;

  •
  the merger of Bratel Brasil into TmarPart; and

  •
  the merger of TmarPart into Oi.

        Oi's Simplification of Corporate Ownership is intended to be effected in a manner that preserves the overall percentage interests of existing shareholders of Oi.

        In connection with Oi's Simplification of Corporate Ownership, the shareholders' agreements of TmarPart would be terminated.

  New Bylaws of Oi

        New bylaws of Oi are expected to be submitted for the approval of the Board of Directors of Oi and Oi's general meeting of shareholders. The new bylaws are designed to implement improved corporate governance mechanisms and reduce the concentration of voting rights. Oi's new bylaws are expected to include, among other things, the following principal provisions:

  •
  a tag-along right for common shares;

  •
  preferred shares that will not have the right to vote but will continue to have the rights held by the current preferred shareholders;

  •
  convertibility of the preferred shares, during the time periods and in accordance with the conditions approved by the Board of Directors;

  •
  maximum voting rights of any single shareholder not to exceed 15%;

  •
  at least 20% of the members of the Board of Directors must be independent (as defined by the Novo Mercado rules);

  •
  a collective term of two years for the members of the Board of Directors, with exception of the first Board of Directors, which shall have a term of three years;

  •
  prohibition against the same person holding the positions of Chairman of the Board of Directors and Chief Executive Officer;

  •
  obligation of the Board of Directors of Oi to respond to any tender offer for the acquisition of shares of Oi;

  •
  completion of an offer to purchase common shares at a price at least equal to the economic value of the shares in the case of termination of the registration or exit from Level 1 Corporate Governance of the BM&FBOVESPA, unless Oi enters the Level 2 Corporate Governance or the Novo Mercado segment of the BM&FBOVESPA; and

  •
  mandatory resolution of disputes or controversies through arbitration with the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).

        The limitation on voting rights will cease to be effective upon occurrence of any of the following events:

  •
  capital increase or corporate reorganization that results in a dilution of the current shareholder base of more than 50%;

  •
  an offer to purchase all outstanding common shares of Oi in which the offeror acquires at least 20% of the outstanding common shares or such offeror comes to hold, either individually or together with a group of shareholders representing the same or related interest by voting agreement, an interest in excess of 50% of Oi's voting capital; or

  •
  none of the shareholders of Oi (or group of shareholders representing the same or related interest by voting agreement) holds, individually or in the aggregate, an interest in excess of 15% of Oi's voting capital.

        All of the proposed changes described above will have to be approved by Oi's shareholders at a general shareholders' meeting and ANATEL. The parties anticipate that Oi's general shareholders' meeting called to deliberate with respect to the Preliminary Steps and the Voluntary Exchange Program will be called within 130 days from the announcement of the New Structure, subject to ANATEL's prior consent to the implementation of the transactions described above.

        After the completion of Oi's Simplification of Corporate Ownership, Oi will seek to list its common shares on the Novo Mercado segment of the BM&FBOVESPA. We have entered into an agreement with Oi in which each party has agreed that it will use its best efforts to cause the listing of Oi's common shares (or securities backed by its common shares) on the regulated market of Euronext

Lisbon, concurrently with the listing of Oi's common shares on the Novo Mercado segment of the BM&FBOVESPA (or as promptly as practicable thereafter).

        The parties set October 31, 2015 as the deadline for the implementation of the Preliminary Steps and the New Structure.

  Second Amendment to the Temporary Voting Agreement

        On March 31, 2015, PT SGPS, Caravelas, Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, executed the Second Amendment to the Temporary Voting Agreement (the "Second Amendment to the Temporary Voting Agreement"), pursuant to which the parties thereto agreed to, among other things, (1) vote in favor of the Voluntary Exchange Program described above, (2) convert all preferred shares of Oi held by them into common shares at a ratio of 0.9211 preferred shares per common share, subject to the agreement of holders of preferred shares representing at least two-thirds of the preferred shares of Oi to convert their preferred shares into common shares as part of the Voluntary Exchange Program, (3) extend their lock-up agreements with respect to the common shares until the earlier of October 31, 2015 and the date of completion of the Preliminary Steps and (4) continue to pursue the objective of integrating the shareholder bases of Oi and PT SGPS as part of the New Structure.

        The parties also agreed to maintain in their positions the current members of the board of directors of Oi until the completion of the Preliminary Steps. The parties agreed to elect, at the general shareholders' meeting of Oi's shareholders that approves these steps, certain specified members to the board of directors of Oi. The term of these members would expire at the general shareholders' meeting of Oi's shareholders that approves Oi's financial statements for the year ended December 31, 2017.

        The Second Amendment to the Temporary Voting Agreement was also amended, among other things, to extend the cut-off date for the implementation and completion of the Voluntary Exchange Program and the Preliminary Steps of the New Structure to October 31, 2015.

  Terms of Commitment

        On September 8, 2014, PT SGPS, Oi and TmarPart executed a Terms of Commitment agreement (the "Terms of Commitment") that contains certain undertakings to enable the parties to pursue the objective of integrating the shareholder bases of Oi and PT SGPS as part of the Business Combination. On March 31, 2015, PT SGPS, Oi and TmarPart executed the First Amendment to the Terms of Commitment (1º Aditivo ao Termo de Compromisso), among PT SGPS, Oi and TmarPart (the "First Amendment to the Terms of Commitment"), which contains amendments to the Terms of Commitment to enable the parties to pursue the objective of integrating the shareholder bases of Oi and PT SGPS as part of the New Structure.

        Under the First Amendment to the Terms of Commitment, the parties agree to use best efforts to cause the listing of Oi's shares on the Euronext Lisbon (in addition to the New York Stock Exchange, where Oi's shares are already listed) and the migration of Oi's shares to the Novo Mercado segment of the BM&FBOVESPA.

        In addition, as in the original Terms of Commitment, the parties agree to perform any acts, provide any required information, prepare all necessary documentation and file all necessary filings with all appropriate governmental authorities to implement the integration of the shareholder bases of Oi and PT SGPS, including, among other things, the preparation and filing of any prospectuses and registration statements with the CVM, the CMVM and the SEC. Oi, in its capacity as shareholder of PT SGPS, undertakes to attend any meeting of the shareholders of PT SGPS specifically convened to consider the integration of the shareholder bases of Oi and PT SGPS and to vote in favor of the proposed structure, to the extent such vote is not contrary to Oi's legitimate interests.

Current Interest in Oi

        We hold a direct and indirect ownership interest in 27.5% of Oi's aggregate share capital (consisting of common and preferred shares). The following table presents our interest in Oi as of the date of the filing of this Annual Report on Form 20-F. The percentages represent the common shares and preferred shares of Oi owned directly by us and through our wholly-owned subsidiary, Bratel Brasil (and excluding indirect interests) in Oi as of the date herein. In addition, TmarPart, in which we hold a direct and indirect interest, holds a direct ownership interest of 4.4% of Oi's aggregate share capital (consisting of common and preferred shares), which is composed of 12.6% of Oi's common shares and 0.4% of its preferred shares. AG Tel and LF Tel, in which we hold a direct and indirect interest, each hold direct ownership interests of 1.5% of Oi's preferred shares and none of its common shares. Only Oi's common shares provide voting rights to shareholders.

Oi Ownership	Common Shares	%	Preferred Shares	%	Total	%
PT SGPS(1)	60,782,320	26.4%	98,722,097	21.0%	159,504,417	22.8%
TmarPart	29,054,978	12.6%	1,828,991	0.4%	30,883,969	4.4%
AG Telecom	0	0.0%	6,970,198	1.5%	6,970,198	1.0%
LF Tel	0	0.0%	6,970,155	1.5%	6,970,155	1.0%
Others	140,458,081	61.0%	355,674,700	75.6%	496,132,781	70.8%
Total (2)	230,295,379	100%	470,166,141	100%	700,461,520	100%

(1)
Including interest held directly by PT SGPS and through its wholly-owned subsidiary, Bratel Brasil (and excluding indirect interest).

(2)
Excluding shares held in treasury.

Proposed Sale of PT Portugal to Altice

        On December 9, 2014, Oi, Altice Portugal and Altice entered into a share purchase agreement (the "Altice Share Purchase Agreement"), pursuant to which Oi agreed to sell all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million.

        The closing under the Altice Share Purchase Agreement is conditioned on, among other things:

  •
  The completion of a reorganization of the assets of PT Portugal in a manner that will result in Oi retaining:

  •
  100% of the share capital of PTIF;

  •
  100% of the share capital of PT Participações, SGPS, S.A. ("PT Participações"), which will hold the direct and indirect interests that Oi currently holds in Africatel and TPT;

  •
  100% of the share capital of PT Investimentos Internacionais, S.A.;

  •
  100% of the share capital of CVTEL, B.V.;

  •
  100% of the share capital of Carrigans Finance S.A.R.L; and

  •
  The release of PT Portugal from its obligations under a variety of debt instruments to which it is a party.

        Altice has informed Oi that on April 20, 2015, the European Commission declared that the purchase and sale of PT Portugal was cleared on the condition that Altice sells its interest in Televisão por Cabo, S.A. ("Cabovisão") and ONITELECOM—Infocomunicações S.A. ("Oni Telecom"). The European Commission also rejected the request previously made by the Portuguese Competition Authority (Autoridade da Concorrência) to analyze and review the transaction. On the same date, the Portuguese Insurance and Pension Funds Supervisory Authority (Autoridade de Supervisão de Seguros e Fundos de Pensões) also issued a decision of non-opposition to the indirect acquisition by Altice Portugal of a qualifying holding in PT Portugal's subsidiary Previsão—Sociedade Gestora de Fundos de Pensões, S.A.

        Under the terms of the Altice Share Purchase Agreement, if PT Portugal reorganization has not been completed on or prior to June 9, 2015, the Altice Share Purchase Agreement will terminate. In addition, if the closing does not occur and the Altice Share Purchase Agreement is terminated because (1) the PT Portugal reorganization is not completed in accordance with the terms of the Altice Share Purchase Agreement, or (2) all of the conditions precedent to the closing are satisfied or deemed to be satisfied and Oi does not consummate the sale of PT Portugal on the closing date, Oi will be required to pay to Altice a break-up fee of €500 million. If the closing does not occur and the Altice Share Purchase Agreement is terminated because all of the conditions precedent to the closing are satisfied or deemed to be satisfied and Altice does not consummate the purchase of PT Portugal sale on the closing date, Altice will be required to pay Oi a break-up fee of €500 million. Oi has stated that it expects that the closing of this sale to occur during the second quarter of 2015.

Terra Peregrin Tender Offer

        On November 9, 2014, Terra Peregrin, an affiliate of Mrs. Isabel dos Santos, published a preliminary announcement relating to the launch of the Terra Peregrin Tender Offer for the acquisition of all of the common shares and Class A shares representing all of our share capital and voting rights, including the shares underlying our ADSs, at a per share price of €1.35, representing a premium of approximately 11% over the closing price of our shares at the time of the announcement on November 7, 2014 (€1.217). Closing of the Terra Peregrin Tender Offer was conditioned on the acquisition by Terra Peregrin of at least 50.01% of the voting rights of our share capital. Terra Peregrin requested that CMVM exempt it from a rule that requires the bidding price be at least the average price of the shares over the last six months.

        On December 9, 2014, having analyzed the prospectus and the launch announcement of the Terra Peregrin Tender Offer, as required by the Portuguese Securities Code, our Board of Directors concluded that it was opposed to the terms of the Terra Peregrin Tender Offer and stated its opposition in a report of the Board of Directors.

        On December 17, 2014, the CMVM ruled that the Terra Peregrin Tender Offer would not be exempted from the rule relating to the calculation of the bidding price and accordingly concluded that one of the conditions for the effectiveness of the Terra Peregrin Tender Offer had not been fulfilled. On December 23, 2014, Terra Peregrin announced the withdrawal of the Terra Peregrin Tender Offer in light of the CMVM's decision.

Background to the Strategic Partnership with Oi

        In this section we provide a background of the steps of the strategic partnership with Oi that preceded the announcement of the Memorandum of Understanding relating to the Business Combination.

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

        On July 28, 2010, we also entered into a letter of intent with AG Telecom and LF Tel, companies that are part of the controlling group of Brasil Telecom S.A. ("Brasil Telecom"), to establish the main terms that would serve as a framework for the negotiation of our strategic partnership with Oi.

        On January 25, 2011, PT SGPS and our subsidiary Bratel Brasil entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A. ("Luxemburgo Participações") (a subsidiary of AG Telecom, that has since merged with and into AG Telecom and is referred to, together with AG Telecom, as "AG"), Andrade Gutierrez Telecomunicações Ltda. and PASA, La Fonte Telecom S.A. (now known as Jereissati Telecom S.A. ("Jereissati Telecom"), LF Tel and EDSP75, BNDESPAR, FASS, PREVI, PETROS and FUNCEF, to implement the strategic partnership with the Oi Group.

        On March 28, 2011, we entered into a series of transactions that resulted in our holding a 25.3% interest in Telemar Norte Leste S.A ("Telemar"), a subsidiary of Oi, on a consolidated basis. We held this interest through (1) an indirect 35% interest in AG Telecom, (2) an indirect 35% interest in LF Tel, (3) a 12.1% direct interest in TmarPart, (4) a 10.5% direct interest in TNL and (5) a 9.4% direct interest in Telemar.

  Corporate Reorganization of the Oi Group

        On February 27, 2012, the shareholders of Tele Norte Leste Participações S.A. ("TNL"), TmarPart, Coari Participações S.A. ("Coari") and Brasil Telecom approved a series of transactions (the "Corporate Reorganization of the Oi Group"), including:

  •
  a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which:

  •
  Telemar transferred its shares of Coari to Coari;

  •
  Coari assumed a portion of the liabilities of Telemar, which became joint and several liabilities of Telemar and Coari or obligations of Coari guaranteed by Telemar;

  •
  Coari issued one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively; and

  •
  Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

  •
  a merger (incorporação) under Brazilian law of Coari with and into Oi, with Oi as the surviving company, in which:

  •
  each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

  •
  each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

  •
  each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

  •
  Coari ceased to exist; and

  •
  Telemar became a wholly-owned subsidiary of Brasil Telecom; and

  •
  a merger (incorporação) under Brazilian law of TNL with and into Oi, with Oi as the surviving company, in which:

  •
  each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 24,647,867 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

  •
  each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 2.3122 common shares of Brasil Telecom;

  •
  each issued and then outstanding preferred share of TNL was converted automatically into 0.1879 common shares of Brasil Telecom and 1.9262 preferred shares of Brasil Telecom; and

  •
  TNL ceased to exist.

        As a result of these transactions, TmarPart became the direct controlling shareholder of Oi. The final settlement of the Corporate Reorganization of the Oi Group occurred on April 9, 2012.

  Acquisition of Shares of PT SGPS by Oi

        As a result of the Corporate Reorganization of the Oi Group, Oi became the indirect owner of 64,557,566 shares of PT SGPS, representing 7.2% of the outstanding shares issued by us that were owned by Telemar. Between April 4, 2012 and May 25, 2012, Telemar acquired 25,093,639 additional shares issued by PT SGPS and now holds 89,651,205 ordinary shares issued by PT SGPS, representing 10.2% of PT SGPS's outstanding shares (excluding treasury shares).

  Corporate Governance

        In connection with the formation of our strategic partnership with Oi, we entered into various shareholders' agreements with Oi's current shareholders in order to regulate corporate governance practices within Oi, establish the rules, procedures and quorums for the approval of certain matters by Oi's board of directors, board of executive officers and within Oi's shareholder structure, rights of first offer or first refusal in the sale of Oi's shares by its shareholders, tag-along rights and other provisions, and these rights allow us to play an active role in Oi's corporate governance. For example, our shareholders' agreements contemplate, among other things, a lock-up period for PT SGPS, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom of five years with respect to their ownership interests in AG Telecom, PASA, LF Tel, EDSP75 and TmarPart, a right of first refusal over a non-control sale of AG Telecom and LF Tel and over any sale of TmarPart, and a right of first offer and tag-along rights in case of a control sale of AG Telecom and LF Tel and the need for our approval on certain corporate governance matters, including: (i) amendments to bylaws, (ii) mergers and acquisitions and shareholders agreements, (iii) dissolution, (iv) capital increases or reductions, (v) issuances of debt securities above a specified ratio and (vi) the annual budget and investments.

        Our shareholder agreements in connection with our strategic partnership with Oi are described in more detail below. However, all the shareholder agreements are expected to be terminated in connection with the implementation of the New Structure described above under "—Oi Corporate Ownership Simplification and Migration to the Novo Mercado."

  Overview of TmarPart Shareholders' Agreements

        On April 25, 2008, TmarPart's shareholders entered into two shareholders' agreements. The shareholders' agreement among AG Telecom, LF Tel, Asseca Participações S.A. ("Asseca"), BNDESPAR, Fiago Participações S.A. ("Fiago"), and FASS as parties, having TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. ("AG Investimentos"), as intervening parties, is referred to as the "Global Shareholders' Agreement." The shareholders' agreement among AG Telecom, LF Tel, Asseca and FASS as parties, having TmarPart and AG Investimentos as intervening parties, is referred as the "Control Group Shareholders' Agreement."

        On June 20, 2008, Asseca assigned its 352,730,590 common shares of TmarPart to LF Tel and AG Investimentos, which merged with and into AG Telecom (later Luxemburgo Participações). As a result, Asseca ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement or the Control Group Shareholders' Agreement.

        In July 2009, Fiago assigned TmarPart shares it held to PREVI, PETROS, FUNCEF and FASS. As a result of such transaction, Fiago ceased to be a TmarPart shareholder and to have any rights under the Global Shareholders' Agreement.

        On January 25, 2011, TmarPart's shareholders amended the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, both effective as of March 28, 2011, to reflect our acquisition, through Bratel Brasil, of voting shares of TmarPart and to modify certain clauses of the Global Shareholders' Agreement and the Control Group Shareholders' Agreement, including increasing the quorum requirements to hold pre-meetings and approve certain designated matters. AG, BNDESPAR, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel Brasil are parties to the amendment to the Global Shareholders' Agreement, while TmarPart and PT SGPS executed the amendment as intervening parties. AG Telecom, Luxemburgo, LF Tel and FASS are parties to the amendment to the Control Group Shareholders' Agreement, while TmarPart executed such an amendment as intervening party.

  Global Shareholders' Agreement

        The initial term of the Global Shareholders' Agreement expires on the later of April 25, 2048 or the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries (including any renewals thereto), subject to the agreement of the parties to the Global Shareholders' Agreement to terminate it upon completion of the Business Combination. The term of the Global Shareholders' Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

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

  •
  so long as we hold at least 7% of the voting share capital of TmarPart, we will be entitled to designate one member and the respective alternate of the board of directors of TmarPart, such appointees to be designated from the directors and executive officers of PT SGPS;

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

  •
  to grant a right of first refusal and tag-along rights to the other parties to the Global Shareholders' Agreement with respect to any sale of its TmarPart shares, except that FASS must grant the right of first refusal for its TmarPart shares to AG and LF Tel, (i) any sale of TmarPart shares among PREVI, PETROS and FUNCEF is not subject to the right of first refusal and (ii) PREVI, PETROS and FUNCEF must grant the right of first refusal for their TmarPart shares to BNDESPAR;

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

  •
  that the other shareholders have the right to purchase all of Bratel Brasil's TmarPart shares in the event of a change of control of PT SGPS; and

  •
  Oi will use part of the proceeds received from our investment in Oi to acquire up to 10% of the outstanding shares of PT SGPS. Based on the most recent information available to us, the Oi Group currently holds 10% of our outstanding shares.

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

        Under the Control Group Shareholders' Agreement, each of the parties has agreed:

  •
  to hold pre-meetings between themselves prior to the pre-meetings to be held pursuant to the Global Shareholders' Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre- meetings;

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

  PASA and EDSP75 Shareholders' Agreements

        Part of the structure we used in order to obtain our interest in Oi was to acquire an indirect 35% interest in AG Telecom and in LF Tel, through a direct investment in PASA and EDSP75, respectively. We have a 35% direct economic interest in PASA, and the remaining 65% economic interest in the company is held by Andrade Gutierrez Telecomunicações Ltda. Likewise, we have a 35% direct economic interest in EDSP75, and the remaining 65% economic interest in the company is held by Jereissati Telecom. AG Telecom is wholly owned by PASA, and LF Tel is wholly owned by EDSP75.

        In connection with our investments in PASA and EDSP75, on January 25, 2011, we entered into two shareholders' agreements, one with Andrade Gutierrez Telecomunicações Ltda. (in relation to PASA) and another with Jereissati Telecom (in relation to EDSP75). The initial terms of these shareholders' agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties, subject to the agreement of the parties to terminate these shareholders' agreements upon the completion of the Business Combination.

        These shareholders' agreements serve the purpose of regulating corporate governance within PASA and EDSP75 and streamlining decision-making process between us, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom in connection with our investments in Oi. For instance, under these shareholders' agreements:

  •
  pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders' Agreement and the Control Group Shareholders' Agreement; and

  •
  approval of certain matters are subject supermajority vote of the shareholders (e.g., approval of, and amendments to, the annual budget of PASA, EDSP75, AG and LF Tel are subject to an 83% majority; the entering by PASA, EDSP75, AG or LF Tel into any loan agreements in excess of R$50 million, or the entering of any agreement imposing a pecuniary obligation on PASA,

    EDSP75, AG or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA, EDSP75, AG or LF Tel in excess of R$50 million, are subject to a 90% majority; and any amendments to the Global Shareholders' Agreement or the issuance of preferred shares by PASA, EDSP75, AG or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders' Agreement (defined as a "material decision" under the PASA and EDSP75 shareholders' agreements), among other matters, are subject to the unanimous vote of the shareholders).

        In addition, as long as we hold at least 17% of the voting and total share capital of each of PASA and EDSP75, we have the right to appoint one member to the board of executive officers of each of these companies. On the other hand, reduction in our interest in PASA or EDSP75 may change some of our rights under these agreements and in connection with the Global Shareholders' Agreement. For example, should our interest in PASA or EDSP75 be reduced to less than 20.5% of the voting share capital of either of these companies, approval of certain "material decisions," as defined in the preceding paragraph, subject to a 75% majority vote under the Global Shareholders' Agreement (for instance, approval of changes to the bylaws of TmarPart) would no longer require our consent.

        These shareholders' agreements also contemplate:

  •
  rights of first offer to the shareholders with respect to the transfer of the shares issued by PASA and EDSP75;

  •
  tag-along rights for our benefit in case of the sale of PASA and EDSP75 shares by Andrade Gutierrez Telecomunicações Ltda. or Jereissati Telecom, as the case may be;

  •
  a general restriction on the sale of the shares issued by PASA and EDSP75 by Andrade Gutierrez Telecomunicações Ltda. or Jereissati Telecom, as the case may be, to our competitors; and

  •
  a general right to PREVI, PETROS, FUNCEF and BNDESPAR, while they remain shareholders of TmarPart, or to any third parties which may acquire the shares held by these companies in TmarPart, to substitute Andrade Gutierrez Telecomunicações Ltda. or Jereissati Telecom in the exercise of their preemptive rights under the PASA and EDSP75 shareholders' agreements in case we decide to sell our shares in PASA and/or EDSP75.

  BNDESPAR, PREVI, PETROS and FUNCEF Shareholders' Agreement

        On January 25, 2011, PREVI, PETROS, FUNCEF, BNDESPAR, Andrade Gutierrez Telecomunicações Ltda. and Jereissati Telecom entered into a voting bloc shareholders' agreement. The purpose of this shareholders' agreement is to regulate the exercise of voting rights with respect to, and general governance in connection with, PASA and/or EDSP75 in case of the sale of our interest in PASA and/or EDSP75 and the acquisition of such interest by any of PREVI, PETROS, FUNCEF or BNDESPAR, in which circumstance the purchaser, or purchasers, of our interest in PASA and/or EDSP75 will be deemed to be a single bloc and will succeed us in all our rights and obligations. We are not party to this shareholders' agreement, and no obligation or right is imposed or conferred upon us.

  Amendments to the Shareholders' Agreements in Connection with the Business Combination

        On February 19, 2014, the parties to the shareholders' agreements described above executed a series of amendments in connection with the Business Combination, as well as agreements to terminate the agreements upon the completion of the Business Combination. See "—Business Combination with Oi—Agreements to Implement the Business Combination—Amendments to Shareholders' Agreements."

        On March 31, 2015, the parties to the Temporary Voting Agreement described above executed a series of amendments in connection with the Second MOU that, among other things, extended the cut-off date for the implementation and completion of the Voluntary Exchange Program and the Preliminary Steps of the New Structure to October 31, 2015. See "—Oi Corporate Ownership Simplification and Migration to the Novo Mercado—Preliminary Steps—Second Amendment to the Temporary Voting Agreement."

Telecommunications Operations

Brazilian Operations

        Oi is one of the principal integrated telecommunications service providers in Brazil with approximately 74.5 million revenue generating units, or RGUs, as of December 31, 2014. Oi operates throughout Brazil and offers a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. Oi owns approximately 347,000 kilometers of installed fiber optic cable, distributed throughout Brazil. Oi's mobile network covers areas in which approximately 93.0% of the Brazilian population lives and works. According to ANATEL, as of December 31, 2014, Oi had an 18.1% market share of the Brazilian mobile telecommunications market and, as of December 31, 2014, Oi had a 36.5% market share of the Brazilian fixed-line market. As part of its convergence strategy, Oi offers more than one million Wi-Fi hotspots in public places, such as airports and shopping malls.

        Oi's traditional fixed-line telecommunications business in Brazil includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to it by ANATEL. Oi is one of the largest fixed-line telecommunications companies in Brazil in terms of total number of lines in service as of December 31, 2014. Oi is the principal fixed-line telecommunications services provider in its service areas, comprising the entire territory of Brazil other than the State of São Paulo, based on its 16.3 million fixed lines in service as of December 31, 2014, with a market share of 57.8% of the total fixed lines in service in its service areas as of December 31, 2014.

        Oi offers a variety of high-speed data transmission services in its fixed-line service areas, including services offered by its subsidiaries BrT Serviços de Internet S.A., or BrTI, and Brasil Telecom Comunicação Multimídia Ltda. Oi's broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name "Oi Velox." As of December 31, 2014, Oi had 5.9 million ADSL subscribers, representing 43.1% of its fixed lines in service as of that date. Additionally, Oi provides voice and data services to corporate clients throughout Brazil.

        Oi offers mobile telecommunications services throughout Brazil. Based on its 48.4 million mobile subscribers as of December 31, 2014, Oi believes that it is one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of December 31, 2014 its market share was 18.1% of the total number of mobile subscribers in Brazil.

        Oi offers subscription television services under its "Oi TV" brand. Oi delivers subscription television services throughout its fixed-line service areas using direct-to-home, or DTH, satellite technology. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, Oi uses a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, Oi introduced delivery of Oi TV through its fixed-line network in Rio de Janeiro and Belo Horizonte, respectively.

        Oi also operates a call center business for the sole purpose of providing services to its company and its subsidiaries.

        Oi's concessions and authorizations from the Brazilian government allow it to provide:

  •
  fixed-line telecommunications services in Regions I and II of Brazil;

  •
  long-distance telecommunications services throughout Brazil;

  •
  mobile telecommunications services in Regions I, II and III of Brazil;

  •
  data transmission services throughout Brazil; and

  •
  direct to home (DTH) satellite television services throughout Brazil.

        In addition, we have authorizations to provide fixed-line local telecommunications services in Region III.

        Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country's total land area and accounted for 40.3% of Brazil's GDP in 2011. The population of Region I was 105.3 million as of 2011, which represented 54.7% of the total population of Brazil as of that date. In 2011, per capita income in Region I was approximately R$15,869, varying from R$7,836 in the State of Piauí to R$28,696 in the State of Rio de Janeiro.

        Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country's total land area and accounted for approximately 27.1% of Brazil's GDP in 2011. The population of Region II was 45.5 million as of 2011, which represented 23.7% of the total population of Brazil as of that date. In 2011, per capita income in Region II was approximately R$24,668, varying from R$11,782 in the State of Acre to R$63,020 in the Federal District.

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

        The following table sets forth key economic data, compiled by IBGE, for the Federal District and each of the Brazilian states.

State	Population (in millions) (2011)	Population per Square Kilometer (2011)	% of GDP (2011)	GDP per Capita (in reais) (2011)
Region I:
Rio de Janeiro	16.1	368.7	11.2	28,696
Minas Gerais	19.7	33.6	9.3	19,573
Bahia	14.1	25.0	3.9	11,340
Pernambuco	8.9	90.2	2.5	11,776
Espírito Santo	3.5	77.0	2.4	27,542
Pará	7.7	6.2	2.1	11,494
Ceará	8.5	57.3	2.1	10,314
Amazonas	3.5	2.3	1.6	18,244
Maranhão	6.6	20.0	1.3	7,853
Rio Grande do Norte	3.2	60.6	0.9	11,287
Paraíba	3.8	67.2	0.9	9,349
Alagoas	3.1	113.2	0.7	9,079
Sergipe	2.1	95.4	0.6	12,536
Piauí	3.1	12.5	0.6	7,836
Amapá	0.7	4.8	0.2	13,105
Roraima	0.5	2.1	0.2	15,105

Subtotal	105.3		40.3
Region II:
Rio Grande do Sul	10.7	38.1	6.4	24,563
Paraná	10.5	52.7	5.8	22,770
Santa Catarina	6.3	66.3	4.1	26,761
Goiás	6.1	17.9	2.7	18,299
Mato Grosso	3.1	3.4	1.7	23,218
Federal District	2.6	448.3	4.0	63,020
Mato Grosso do Sul	2.5	6.9	1.2	19,875
Rondônia	1.6	6.6	0.7	17,659
Tocantins	1.4	5.0	0.4	12,891
Acre	0.7	4.5	0.2	11,782

Subtotal	45.5		27.1
Region III (State of São Paulo) Paulo)	41.6	167.5	32.6	32,449

Total	192.4		100.0

Source: IBGE.

        Set forth below is a map of Brazil showing the areas in Region I, Region II and Region III.

        Oi's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See "Item 3—Key Information—Risk Factors—Risks Relating to Brazil."

Oi's Services

        Oi provides a variety of telecommunications services to the residential market, the personal mobility market and the business and corporate markets throughout Brazil.

Residential Services

        Oi's primary services to the residential market are fixed-line voice services, broadband services from fixed-line devices, subscription television services. Oi offers these services on an a la carte basis and as bundles, including bundles with other services including its mobile voice services and its mobile data communications services.

Fixed-Line Voice Services

        As of December 31, 2014, Oi had approximately 13.6 million local fixed-line customers in its fixed-line service areas. Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL has divided Oi's fixed-line service areas into 4,692 local areas

        Under Oi's concession agreements, Oi is required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2014, 15.5% of its fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

        Calls within Brazil that are not classified as local calls are classified as domestic long-distance calls. Oi provides domestic long-distance services for calls originating from fixed-line devices in Region I and Region II through its network facilities in São Paulo, Rio de Janeiro and Belo Horizonte and through interconnection agreements with other telecommunications providers, both fixed-line and mobile, that permit Oi to interconnect directly with their networks. Oi provides international long-distance services originating from fixed-line devices in its fixed-line service areas through agreements to interconnect its network with those of the main telecommunications service providers worldwide.

        In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, Oi offers a variety of alternative fixed-line plans that are designed to meet its customers' usage profiles. As of December 31, 2014, 84.5% of Oi's fixed-line customers subscribed to alternative plans, including its bundled plans.

        Oi offers a variety of voice only plans, including:

  •
  Oi's unlimited plans, such as its "Oi Fixo Ilimitado" plan, which permits a subscriber to make unlimited local calls from a fixed-line device to fixed-line customers of any carrier and local calls to its mobile customers at the rates established for calls to fixed lines. Subscribers to its "Oi Fixo Ilimitado" plan have the option of upgrading this plan for an additional monthly fee to permit unlimited long distance calls to fixed-line customers of any carrier using its carrier selection codes.

  •
  Oi's controlled plans, such as its "Oi Fixo a Vontade" plan, which permits a subscriber to make unlimited local calls from a fixed-line device to fixed-line customers of any carrier and purchase a minutes for long-distance calls and calls to mobile devices.

  •
  Oi's "Orelhão Gratis" plan which Oi introduced in Rio de Janeiro State introduced in November 2012 and which, in addition to the features of its "Oi Fixo Ilimitado" plan, permits a subscriber to make unlimited local calls from a public telephone to its fixed-line customers.

        Oi also owns and operates public telephones throughout its fixed-line service regions. As of December 31, 2014, Oi had approximately 653,000 public telephones in service, all of which are operated by pre-paid cards.

        Oi continually monitors market trends and the usage profile of its customer to assist it in designing new plans and promotions in order to retain its existing customers and attract new customers to its fixed-line voice services.

Broadband Services

        Oi provides high-speed internet access services using ADSL technology, which Oi refers to as broadband services, to residential customers in the primary cities in Region I and Region II under the brand name "Oi Velox." As of December 31, 2014, Oi offered broadband services in 4,658 municipalities in its fixed-line service areas. As of December 31, 2014, Oi had 5.2 million residential ADSL customers in its fixed-line service areas.

        Oi offers ADSL services through ADSL modems installed using its customers' conventional lines which permit customers to use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

        Oi offers broadband subscriptions to customers that do not subscribe to its bundled services plans at speeds ranging from 300 kbps to 15 Mbps. To attract customers to this service, Oi offers new subscribers complementary anti-virus software and backup services. It offers a free wireless router with subscriptions at speeds of 5 Mbps or more. It offers bundles of voice and broadband services to its fixed-line subscribers at rates that are lower than the combined rate for separate comparable voice and broadband subscriptions. It is engaged in capital expenditure programs to upgrade the broadband speeds that it is able to offer and periodically offer promotions designed to encourage its existing broadband customers to migrate to plans offering higher speeds and to attract new customers to its broadband services.

Subscription Television Services

        Oi offers subscription television services under its "Oi TV" brand. It delivers subscription television services throughout its fixed-line service areas using its DTH satellite network. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, Oi uses a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, it began to deliver Oi TV through its fiber optic network using an internet protocol ("IP TV") in the Rio de Janeiro and Belo Horizonte, respectively. Oi is engaged in capital expenditure programs to expand our fiber-to-the-home ("FTTH") network to permit Oi to offer IP TV to a broader range of potential subscribers. As of December 31, 2014, Oi had approximately 1.1 million subscribers to its DTH subscription television services in its fixed-line service areas, approximately 20,0000 subscribers to its cable network in the State of Minas Gerais and approximately 4,000 subscribers to its IP TV subscription television services.

        In December 2013, Oi offered three packages of subscription television services: (1) "Oi TV Start HD" with 119 channels, including 20 high-definition ("HD"), channels, (2) "Oi TV Mix HD" with 159 channels, including 42 HD channels, and (3) "Oi TV Total HD" with 185 channels, including 52 HD channels. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/MAX and Telecine. Although these packages are available for a la carte purchase, Oi promotes these packages, and approximately 65% of Oi's subscribers for these packages purchase these packages as part of a bundle with its Oi Velox service or fixed-line services.

Bundled Services

        In addition to Oi's combined internet and voice services, Oi offers its "Oi Conta Total" plan, which provides fixed-line voice services, fixed-line devices broadband services and mobile voice services, mobile data and unlimited text messages to subscribers of any provider. In addition, the "Oi Conta Total" plan provides unlimited long-distance calls to Oi's fixed-line and mobile subscribers (except for the low-cost version of this plan, "Conta Total Light"). Subscribers to these plans have the option to subscribe to its Oi TV service.

        Oi's "Oi Conta Total" plan permits subscribers to make unlimited local calls to any of its fixed-line or mobile customers and includes an allowance of minutes selected by the customer for use to make long-distance calls and local calls to customers of other service providers. Subscribers also elect the speed of their fixed-line broadband service, which is available under this plan at speeds ranging from 2 Mbps to 15 Mbps. Subscribers to this plan are entitled to access its Oi Wi-Fi hotspots, and subscribers who elect speeds of 5 Mbps or greater are provided with a complimentary wireless router. Subscribers can elect add-on features for this plan, including mobile data plans, unlimited text messages to subscribers of any provider and unlimited long-distance calls to Oi's fixed line or mobile customers.

        Oi's also offers its "Oi Conta Total Smartphone" plan which has the same structure as its "Oi Conta Total" plan, with the addition of its Oi Smartphone data plan and unlimited text messages. Oi provides a smartphone, mini-modem or tablet at a subsidized price and access to its network of Oi Wi-Fi hotspots to its "Oi Conta Total Smartphone" subscribers.

        Subscribers to Oi's IP TV service may subscribe to its "Oi TV Mais HD" package, together with a broadband subscription at 100 Mbps, or its "Oi TV Mega HD" package, together with a broadband subscription at 200 Mbps. Subscriptions to its IP TV packages are only available in areas in which Oi has implemented its FTTH network.

        Oi also launched a bundled plan combining fixed-line voice service with pre-paid mobile service under the brand "Fixo Ilimitado + Pré Ilimitado" in March 2012. This plan is available in most Brazilian states and, in addition to the features of the "Oi Fixo Ilimitado" plan, permits a subscriber to make unlimited local calls to its fixed-line and mobile customers from a mobile device.

Personal Mobility Services

        Oi's personal mobility services are comprised of post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services. As of December 31, 2014, Oi had an aggregate of approximately 50.9 million subscribers for its mobile services, including subscribers to its bundled plans. As of December 31, 2014, 82.2% of its mobile voice customers subscribed to pre-paid plans and 17.8% subscribed to post-paid plans.

Post-Paid Voice Services

        Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include voice mail, caller ID, conference calling, call forwarding, calls on hold and special services.

        Oi's "Oi Conta Conectado" plans permit a subscriber to make unlimited local calls to its fixed-line and mobile subscribers, include an allowance of minutes selected by the customer for use to make calls to customers of other service providers and provide for unlimited text messages to its mobile subscribers. This plan also includes mobile data (except for the low-cost version of this plan, "Oi Conta 100"). It also includes an allowance of minutes selected by the customer for use to make long-distance calls to Oi's fixed-line or mobile customers (except for the low-cost version of this plan, "Oi Conta"). Customers can share the plan with users of as many as five separate mobile devices by paying a monthly fee per line. Subscribers can buy unlimited add-on features for this plan, including other mobile data plans and unlimited long-distance calls to Oi's fixed line or mobile customers.

        Oi also offers hybrid plans under the brand name "Oi Controle" for customers who wish to combine the cost savings of our postpaid plans with the self-imposed limits of our pre-paid plans. "Oi Controle" subscribers are permitted to make unlimited local and long-distance calls to Oi's mobile and fixed-line subscribers and purchase credits that can be used for calls to customers of other providers and other add-on services. "Oi Controle" is composed of five plans. One of the plans, "Oi Controle Voz," offers a credit of R$10.90 for customer use for a pay-as-you go plan in addition to the above benefits. The other four plans include mobile data, unlimited text messages to its mobile customers and limited voice and text message plans to other providers and Wi-Fi.

        Credits can be bought through point of sale machines in retail stores, ATMs or mobile applications such as "Minha Oi" and "Recarga Oi."

Pre-Paid Voice Services

        Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Oi's pre-paid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as "Minha Oi" and "Recarga Oi" using a credit card, Oi's toll-free number or the purchase of pre-paid cards at a variety of prices. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

        Oi regularly launches various plans and promotions designed to incentivize the purchase and use of credits by Oi's pre-paid customers. In November 2014, Oi launched a new version of its pre-paid promotion called "Tudo Por Dia." "Tudo Por Dia" subscribers pay R$0.50 per day for 300 minutes of local and long-distance calls to Oi's mobile and fixed-line customers and R$0.99 per day for 5MB of data, access to Oi Wi-Fi hotspots and 500 text messages. A subscription to this promotion has minimum recharge requirements and a monthly promotion maintenance fee.

        In November 2014, Oi also launched a new version of its "Oi Galera" plan aimed at young customers. This plan offers voice, text messaging, music, 10MB of data with free access to Facebook, Twitter and Oi Wi-Fi hotspots for R$0.99 per day. "Oi Galera" subscribers also have special discounts on selected retail stores, restaurants and theaters. Oi's customers may also exchange the credits that they purchase for additional services, such as:

  •
  "Bônus Extra," which permits Oi's customers to purchase additional minutes for use for local or long-distance calls to Oi's fixed-line or mobile subscribers at discounted rates;

  •
  "Pacote de Dados," which permits Oi's customers to purchase a specified data allowance for use on their handsets; and

  •
  "Pacote de SMS," which permits Oi's customers to purchase the ability to send specified number of text messages.

Mobile Internet Services

        Oi offers post-paid and pre-paid mobile data communication services to customers that seek to access the internet through its network, using mobile devices, including smartphones or tablets and laptop computers with the aid of a mini-modem. As with Oi's post-paid voice plans, its post-paid mobile internet customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Oi also offers internet access for a daily fee to customers who do not subscribe to a monthly plan.

        Oi offers a variety of post-paid plans that provide data allowances from 300 MB to 5 GB for smartphones and from 300 MB to 10 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps (3G network) or 5 Mbps (4G network). In addition to data traffic, Oi's post-paid mobile internet plans for use with mobile devices include allowances for text messages. Oi's post-paid mobile internet plans for smartphones are available to its "Oi Conta" customers. Oi's post-paid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis or, in some cases, through its "Oi Contal Total" voice and data bundle. Subscribers to Oi's access to its post-paid mobile internet plans for smartphones, tablets and laptop computers also receive free access to our network of WiFi hotspots. In addition to these post-paid plans, subscribers can purchase anti-virus software and backup data storage services.

        Oi offers two pre-paid mobile internet services: through mobile devices and through the purchase and installation of a SIM card in a mini-modem or tablet. Its pre-paid customers are able to add credits to their accounts through the purchase of pre-paid credits at prices that vary based on the data allowance purchased (from 5MB to 500MB) and duration (daily, weekly and monthly).

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

        Oi provides mobile long-distance services originating from Region I and Region II through network facilities and through interconnection agreements with Telefônica Brasil in Region III and each of the other principal mobile services providers operating in Brazil that permit Oi to interconnect directly with their local fixed-line and mobile networks. Oi provides international long-distance services originating or terminating on its customer's mobile handsets through agreements to interconnect its network with those of the main telecommunications service providers worldwide.

Value-Added Services

        The value-added services Oi provides include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), text messaging subscription services (horoscope, soccer teams and love match), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging).

Business and Corporate Services

        In the business and corporate services market, Oi serves small and medium-sized enterprise ("SMEs") and large enterprises, or corporate customers. Oi markets a variety of services to SMEs, including its core fixed-line and mobile services, as well as its higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. Oi also markets these services to corporate customers, combining these service offerings with information technology services.

Services for SMEs

        Oi offers SMEs services similar to those offered to its residential and personal mobility customers, including fixed-line and mobile voice services, and fixed-line and mobile broadband services. Oi also recently launched FTTH plans for SMEs. In addition, Oi offer SMEs:

  •
  digital trunk services, which optimize and increase the speed of the customer's telephone system;

  •
  advanced voice services, primarily 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services;

  •
  dedicated Line Services (Serviços de Linhas Dedicadas) ("SLD"), under which Oi leases dedicated digital and analog lines to customers for use in private networks; and

  •
  value-added services, such as help desk support that provides assistance for technical support issues, web services with hosting, e-mail tools and website builder and security applications.

        Oi offers a variety of mobile plans to SMEs, including its Oi Equipe Flat plan for groups of employees, its Oi Empresa Especial plan for individual users in an SME and its Oi Controle plan which, similarly to Oi's residential fixed-line plan, is designed to permit a SME to control usage of mobile minutes. In general, its sales team works with an SME customer to determine their telecommunications needs and negotiates a package of services and pricing structure that is tailored to the needs of that SME. Oi also offers multi-product packages including fixed-line, broadband and mobile service bundles designed for the SME segment.

Services for Corporate Customers

        Oi offers corporate customers all of the services offered to its SME customers. In addition, Oi provides a variety of customized, high-speed data transmission services through various technologies and means of access to corporate customers. Its data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 10 Gbps, videoconferencing, video/image transmission and multimedia applications. Oi's principal commercial data transmission services are:

  •
  SLD, under which Oi leases dedicated lines to corporate customers for use in private networks that link different corporate websites; and

  •
  IP services which consist of dedicated private lines which Oi provides to most of the leading ISPs in Brazil, as well as Virtual Private Network, ("VPN") services that enable its customers to operate private intranet and extranet networks.

        In 2012, Oi has broadened the scope of services that it offers to its corporate clients to include information technology infrastructure services, seeking to offer its customers end-to-end solutions through which Oi is able to provide and manage their connectivity and information technology needs. In February 2012 Oi launched "Oi Smartcloud," a suite of data processing and data storage services that Oi performs through its five cyber data centers located in Brasília, São Paulo, Curitiba and Porto Alegre. In addition, through these data centers, Oi provides hosting, collocation and IT outsourcing services, permitting its customers to outsource their IT infrastructures to Oi or to use these centers to provide backup for their IT systems.

        During the third quarter of 2013, Oi partnered with PT SGPS to offer four major new service groups through "Oi SmartCloud." These new services groups are:

  •
  collaborative solutions, a hosting and sharing platform that provides employees with access to company documents;

  •
  business applications, an in-memory computing platform for large amounts of data;

  •
  mobility, a one-stop solution for mobile device management; and

  •
  security, a centralized, anti-spam filtering solution for corporate email.

        The new solutions operate through Oi's five cyber data centers. In addition, in the second quarter of 2012, Oi launched its "Oi Gestão Mobilidade" service, its mobile device management service focused on providing logistics and security solutions relating to mobile devices.

        In 2014, Oi launched various services based on IT applications:

  •
  fleet management services, which provide a management system for fleet monitoring and location targeting, economies of scale for fuel costs, driver profile analysis and kilometer control for maintenance;

  •
  workforce management, which provides a system with web and mobile applications to monitor and control the workforce in the field and optimize routes and control logistics activities;

  •
  cloud reporting, which provides compression and transmission solutions for medical images using the DICOM format, with large optimization of transmission capacity, ensuring picture quality independent of bandwidth; and

  •
  digital content management (corporate TV platform and queue management), which provides a digital signage platform with queue management solutions, creating a powerful marketing tool for companies that have interactions with customers at points of sale.

        In November 2014, Oi launched its "Oi Smart Office" service, which provides a system to control daily work and productivity of employees working remotely, including through the use of biometrics. The platform offers a connection between the home environment and the corporate network, providing unified communication options including chat, voice, video, conferencing and document sharing along with corporate applications for cloud computing.

        In order to provide complete solutions to Oi's corporate clients, Oi has entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of Oi's strategy of offering telecommunications services packages to its customers.

Services for Other Telecommunications Providers

        Oi offers specialized services to other telecommunications providers, primarily consisting of interconnection to our networks, network usage charges for the use of portions of its long-distance network, and traffic transportation through its physical infrastructure.

Interconnection and Network Usage Charges

        All telecommunications services providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider's network to be terminated on the local fixed-line or mobile services network of the other provider.

        Oi is authorized to charge for the use of its local fixed-line network on a per-minute basis for (1) all calls terminated on its local fixed-line networks in Regions I and II that originate on the networks of other mobile and long-distance service providers, and (2) all long-distance calls originated on its local fixed-line networks in Regions I and II that are carried by other long-distance service providers.

        Conversely, other local fixed-line service providers charge Oi interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on its mobile or long-distance networks, and (2) for long-distance calls originated on their local fixed-line networks that are carried by its long-distance network.

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

        Oi is authorized to charge for the use of its mobile network on a per-minute basis for all calls terminated on its mobile network that originate on the networks of other local fixed-line, mobile and long-distance service providers. Conversely, other mobile services providers charge Oi interconnection fees to terminate calls on their mobile networks that are originated on Oi's local fixed-line, mobile or long-distance networks.

Transportation

        Oi provides Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada) ("EILD") services under which Oi leases trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers.

        Long-distance and mobile services providers may avoid paying long-distance network usage charges to Oi by establishing an interconnection to Oi's local fixed-line networks. In order to retain these customers of its long-distance services, Oi offers a long-distance usage service, called national transportation, under which Oi provides discounts to its long-distance network usage fees based on the volume of traffic and geographic distribution of calls generated by a long-distance or mobile services provider.

        Oi also offers international telecommunications service providers the option to terminate their Brazilian inbound traffic through its network, as an alternative to Embratel and TIM. Oi charges international telecommunications service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

Rates

        Oi's rates for local fixed-line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates Oi charges under alternative fixed-line and mobile plans that it is authorized to offer to its customers. For information on ANATEL regulation of our rates, see "—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry."

        Many of the services Oi provides charge on a per-minute basis. For these services, Oi charges for calls based on the period of use. The charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call. For local fixed-line to fixed-line calls during off-peak hours, charges apply on a per-call basis, regardless the duration of the call.

Local Fixed-Line Rates

  Local Rates

        Oi's revenues from local fixed-line services consist mainly of monthly subscription charges, charges for local calls and charges for the activation of lines for new subscribers or subscribers that have changed addresses. Monthly subscription charges are based on the plan to which the customer subscribes and whether the customer is a residential, commercial or trunk line customer.

        Under Oi's concession agreements, Oi is required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2014, 15.5% of its local fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

        The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers' profiles, as defined in the applicable ANATEL regulations. The monthly subscription fee for the Basic Plan per Minute includes the use of 200 local minutes per month by residential customers and 150 local minutes per month by commercial customers and trunk line customers. The monthly subscription fee for the Mandatory Alternative Service Plan includes the use of 400 local minutes per month by residential customers and 360 local minutes per month by commercial customers and trunk line customers. Oi deducts only two local minutes from a Basic Plan per Minute customer's monthly allotment and four minutes from a Mandatory Alternative Service Plan customer's monthly allotment for each local call made, regardless of the duration of the call, during off-peak hours. If the minute limits are exceeded, customers will incur additional metered-minute charges, the prices of which vary depending on whether the customer is a Basic Plan per Minute subscriber or a Mandatory Alternative Service Plan subscriber. If a customer does not use all of the minutes covered by the monthly subscription fee, the minutes cannot be carried over to the next month.

        In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, Oi is permitted to offer nondiscriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to Oi's customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2013, 84.5% of Oi's local fixed-line customers subscribed to alternative plans.

        Under Oi's fixed-line rate plans, it charges for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

        On an annual basis, ANATEL increases or decreases the maximum rates that Oi is permitted to charge for its basic service plans. ANATEL increased the rates that Oi and Telemar may charge by an average of 1.97% as of December 24, 2011 and 0.55% as of February 8, 2013, and decreased the rates that Oi and Telemar may charge by an average of 0.10% as of April 18, 2014. In addition, Oi is authorized to adjust the rates applicable to its alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

  Local Fixed Line-to-Mobile Rates

        When one of its fixed-line customers makes a call to a mobile subscriber of Oi or another mobile services provider that terminates in the mobile registration area in which the call was originated, Oi charges its fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC-1 rates. In turn, Oi pays the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call. VC-1 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

        On an annual basis, ANATEL may increase or decrease the maximum VC-1 rates that Oi is permitted to charge. ANATEL authorized Oi and Telemar to increase its VC-1 rates by an average 0.98% as of February 9, 2010. Discounts from the VC-1 rates approved by ANATEL may be granted to customers without ANATEL approval. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered Oi to reduce its VC-1 rates by approximately 10%, although Oi is appealing the timing of the application of this rate decrease to Oi as its VC-1 rate was increased in Region I by 1.54% in accordance with its application for this increase in February 2012. In March 2013, ANATEL reduced Oi's VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively.

Domestic Long-Distance Rates

  Fixed Line-to-Fixed-Line

        If a caller selects one of Oi's carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, Oi receives the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied on a per-minute basis for the duration of the call. Rates on these calls are applied on a per-minute basis.

        On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that Oi is permitted to charge. ANATEL increased the rates that Oi and Telemar may charge by an average of 1.97% as of December 24, 2011, 0.55% as of February 8, 2013 and 0.65% as of April 18, 2014. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

  Mobile Long-Distance

        Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC-2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC-3 rates. If the caller selects one of Oi's carrier selection codes for the call, Oi receives the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC-2 and VC-3 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

        On an annual basis, ANATEL may increase or decrease the maximum VC-2 and VC-3 rates Oi is authorized to charge. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered Oi to reduce its VC-2 and VC-3 rates by approximately 10%, although Oi is appealing the timing of the application of these rate decreases to Oi as its VC-1, VC-2 and VC-3 rates were increased by 1.54% in Region I in accordance with its application for this increase in February 2012. In March 2013, ANATEL reduced Oi's VC-2 and VC-3 rates in Region I and Region II by approximately 18.6% and 8%, respectively.

Mobile Rates

        Mobile telecommunications service in Brazil, unlike in the United States, is offered on a "calling-party-pays" basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber's home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

        Oi's revenues from mobile services consist mainly of charges for local and long-distance calls paid by its pre-paid and post-paid mobile subscribers and monthly subscription charges paid by its post-paid plan subscribers. Monthly subscription charges are based on a post-paid subscriber's service plan. If one of Oi's mobile subscribers places or receives a call from a location outside of his or her home registration area, Oi is permitted to charge that customer the applicable roaming rate.

        Under ANATEL regulations, TNL PCS S.A., the mobile services provider owned by our subsidiary Telemar, ("TNL PCS") and Oi Móvel S.A. ("Oi Mobile") were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of

December 31, 2014, fewer than 1% of Oi's mobile customers subscribed to its basic post-paid plans or its basic pre-paid plans.

        In addition to the basic service plans, Oi is permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2014, substantially all of Oi's post-paid and prepaid customers subscribed to these alternative plans.

        Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within six months of such notice.

        Oi charges for all mobile calls made by its pre-paid customers, and for mobile calls made by its post-paid customers in excess of their allocated monthly number of minutes, on a per-minute basis.

        Rates under Oi's mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 4.77% in 2012, 5.01% in 2013 and 5.85% in 2014.

Network Usage (Interconnection) Rates

  Fixed-Line Networks

        Oi's revenues from the use of its local fixed-line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

  •
  long-distance service providers to complete calls terminating on Oi's local fixed-line networks;

  •
  long-distance service providers for the transfer to their networks of calls originating on Oi's local fixed-line networks; and

  •
  mobile services providers to complete calls terminating on Oi's local fixed-line networks.; and

  •
  TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

        Prior to August 2012, the TU-RL rates of Oi and Telemar were equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed-line call, which was adjusted on an annual basis by ANATEL. In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates that became effective in August 2012. Under the revised regulations (1) between August 2012 and December 2013, fixed-line service providers were able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider's local fixed-line networks only if the outgoing traffic in a given direction of transmission was higher than 75% of the total traffic between such providers, and (2) since January 2014, fixed-line service providers have no longer been able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider's local fixed-line networks.

        As of May 7, 2015, the date of filing of Oi's Annual Report on Form 20-F for the year ended December 31, 2014 (the "Oi Form 20-F"), Oi's TU-RL rate during peak hours is R$0.035 per minute and Telemar's TU-RL rate during peak hours is R$0.032 per minute. In July 2014, ANATEL approved a rule for the definition of maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as Oi, based on a long-run incremental cost methodology. Under this rule, TU-RL and TU-RIU reference rates will decline from 2016 through 2019 when TU-RL and TU-RIU reference rates reflecting the long-run incremental cost methodology will apply.

        Oi's revenues from the use of its long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of Oi's long-distance networks to complete calls initiated by callers that have not selected Oi as the long-distance provider.

        TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. From January 1, 2007 through July 31, 2012, the TU-RIU rates of Oi and Telemar were equal to 30% of their respective domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are typically adjusted on an annual basis by ANATEL. From August 1, 2012 through December 31, 2012, the TU-RIU rates of Oi and Telemar were equal to 25% of their respective domestic fixed line-to-fixed line long-distance rates for such calls. Since January 1, 2013, the TU-RIU rates of Oi and Telemar have been equal to 20% of their respective domestic fixed line-to-fixed line long-distance rates for such calls.

        As of the date of the Oi Form 20-F, Oi's TU-RIU rate is R$0.072 per minute and Telemar's TU-RIU rate is R$0.083 per minute. In July 2014, ANATEL approved a rule for the definition of maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as Oi, based on a long-run incremental cost methodology. Under this rule, TU-RL and TU-RIU reference rates will decline from 2016 through 2019 when TU-RL and TU-RIU reference rates reflecting the long-run incremental cost methodology will apply.

  Mobile Networks

        Oi's revenues from the use of its mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on its mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on its mobile networks.

        The terms and conditions of interconnection to Oi's mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, are freely negotiated between Oi and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. Oi must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. Oi applies VU-M charges on a per-minute basis.

        If Oi is not able to establish interconnection rates for use of its mobile networks with other mobile and fixed-line telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that Oi may charge. In January 2010, ANATEL set provisional reference rates for each mobile services provider for each region based on the mean VU-M previously charged by that mobile services provider in the applicable service region. In February 2010, ANATEL authorized an increase of 0.67% in the VU-M rates of Oi and Telemar, equivalent to 68.5% of the increase in Oi's VC-1 rates granted at that time.

        In November 2011, ANATEL adopted new regulations that provided procedures under which ANATEL adopted a maximum VU-M rate that was applicable in the event that providers could not agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets (Plano Geral de Metas de Competição), in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 the VU-M rate was reduced to 50% of the maximum VU-M rate established by ANATEL in December 2013. The maximum VU-M rate established by ANATEL December 2013 is

R$0.33 per minute. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as Oi, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

        The General Plan on Competition Targets established that the VU-M would be paid only when the traffic out of a network in a given direction was greater than (1) 80% of the total traffic exchanged until February 23, 2015, and (2) 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016, or the partial bill-and-keep system. After February 24, 2016, each mobile service provider would be entitled to collect the VU-M on all calls for which its network was used to originate or terminate the call, or the full billing system.

        In February 2015, ANATEL revised the General Plan on Competition Targets regulation relating to the VU-M applicable to the relationship between companies with significant market power and companies without significant market power. Under the revised regulations, the dates and percentages applicable to the VU-M partial bill-and-keep system were revised so that the VU-M will be paid only when the traffic out of a network in a given direction is greater than:

  •
  75% of the total traffic exchanged until February 23, 2016;

  •
  65% of the total traffic exchanged until February 23, 2017;

  •
  55% of the total traffic exchanged until February 23, 2018; and

  •
  50% of the total traffic exchanged until February 23, 2019.

        The full billing system is scheduled to come into effect on February 23, 2019.

Data Transmission Rates

        Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. Oi offers broadband services subscriptions at prices that vary depending on the download speeds available under the purchased subscription.

        A significant portion of Oi's revenues from commercial data transmission services are generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of Oi's networks. Under ANATEL regulations, because Oi is deemed to have significant market power in the fixed-line services business, it is required to make publicly available the forms of agreements that it uses for EILD and SLD services, including the applicable rates, and is only permitted to offer these services under these forms of agreements. ANATEL publishes reference rates for these services and if one of Oi's customers objects to the rates that it charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

        In May 2014, ANATEL approved a standard for setting maximum values for EILD services based on a long-run incremental cost methodology. In July 2014, ANATEL published reference rates for EILD services that contain a single reference table which will be valid from 2016 until 2020. Under ANATEL regulations, EILD reference rates will decline from 2016 through 2020 when EILD reference rates reflecting the long-run incremental cost methodology will apply. In addition, under the General Plan of Competition Targets, companies with significant market, such as Oi, are required to present a public offer every six months including standard commercial conditions, which is subject to approval by ANATEL.

        Oi's revenue from IP services is based on the number of data ports to which the customer is granted access. Oi's revenue from frame relay services consists mainly of charges for access to the data transmission network and metered service charges based on the amount of data transmitted. Such services are offered as pay-per-use or volume-based packages. Oi's revenue from cyber data center services is generally based on contractual arrangements that are tailored to the specific services provided.

DTH and IP TV Services Rates

        DTH and IP TV services are deemed to be value-added services under ANATEL regulations, and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. Oi offers DTH and IP TV subscriptions at prices that vary depending on the content of the subscription package. Oi's offers basic subscription packages for its "Oi TV" services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Marketing

        During 2014, Oi incurred R$674 million in marketing expenses in its Brazilian operations, primarily to:

  •
  strengthen the "Oi" brand, reinforcing the image of the convergence of the integrated company;

  •
  promote Oi's bundled plans, such as "Oi Internet Total," "Oi Fixo + Oi Velox + Oi TV" and "Fixo Ilimitado + Pré Ilimitado" as part of its effort to expand and strengthen its customer base;

  •
  expand Oi's "Oi TV" customer base with offers through its other services;

  •
  promote our pre-paid mobile services through a promotional campaign that awards prizes to new and existing customers who recharge their Oi SIM cards;

  •
  promote Oi's post-paid mobile plans, primarily those that include unlimited calls and 3G data services at higher speeds, through specific marketing campaigns and mobile device subsidies for customers who subscribe to its post-paid plans, as part of its effort to increase our market share in mobile services; and

  •
  expand Oi's broadband and 3G internet customer base, focusing on geographic regions covered by the National Broadband Plan.

        Throughout 2014, Oi focused its marketing efforts on three types of customers: (1) retail customers, including mobile telephone and residential fixed-line customers; (2) SMEs; and (3) corporate customers.

        Oi advertises through a diverse array of media outlets as part of its strategy to reach all types and classes of customers and potential customers. Oi uses television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market its fixed-line, mobile, long-distance, broadband and subscription television services. Oi uses its branded assets in advertising campaigns, such as the "Orelhão Mágico" Christmas campaign, in which children are able to place calls to Santa Claus from its telephone booths. Oi sponsors sporting events and individual athletes, as well as cultural events, such as fashion shows and popular music concerts. Oi was the official telecom provider and a sponsor of the 2014 World Cup in Brazil. The goal of Oi's marketing initiatives is to increase brand awareness of its company as a convergent provider capable of meeting all of the telecommunications needs of its customers and expand the use of its distribution channels to increase net operating revenue.

Distribution Channels

        Oi distributes its services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of its mobile services to whom it sells bundled plans; (2) personal mobility customers that purchase its mobile services independently of its bundled plans; and (3) business and corporate customers.

Residential Customers

        Oi's distribution channels for residential customers are focused on sales of fixed-line services, including voice, Oi Velox and Oi TV, and post-paid mobile services. As part of the restructuring of its distribution channels, Oi has begun to provide more extensive training to its employees and the employees of third-party sales agents and has revised its commission structures to incentivize sales of plans and services that generate higher average revenue per user. As of December 31, 2014, the principal distribution channels that Oi used for sales to residential customers were:

  •
  its own network of stores, which included 218 "Oi" branded stores.

  •
  approximately 320 "Oi" franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

  •
  approximately 330 stores located throughout its service areas that primarily sell telecommunications products and services and have entered into exclusivity agreements with Oi.

  •
  its telemarketing sales channel, which is operated by its call center and other third-party agents and consists of approximately 1,400 sales representatives that answer more than 1.5 million calls per month. This channel provides Oi with the ability to pro-actively reach new customers, thereby increasing its client base and revenues, and also receives calls prompted by its offers made in numerous types of media.

  •
  its "teleagents" channel, which consists of approximately 590 local sales agents that operate in specific regions and complement its telemarketers.

  •
  door-to-door sales calls made by its sales force of approximately 4,000 salespeople trained to sell its services throughout Brazil in places where customers generally are not reachable by telemarketing.

  •
  its e-commerce sites through which customers may purchase a variety of its services.

Personal Mobility

        Oi's distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As part of the restructuring of Oi's distribution channels, its distribution channels for its post-paid personal mobility services have converged with its distribution channels for residential services. As of December 31, 2014, the principal distribution channels that Oi used for sales of its pre-paid personal mobility services were:

  •
  approximately 9,800 stores that are part of large national chains which sell its SIM cards and pre-paid mobile cards.

  •
  approximately 36 multibrand distributors that distribute its SIM cards and pre-paid mobile cards to approximately 168,000 pharmacies, supermarkets, newsstands and similar outlets.

  •
  its website, through which its pre-paid customers may recharge their SIM cards.

Business and Corporate Customers

        Oi has established separate distribution channels to serve small and medium-sized enterprise ("SMEs") and large enterprises, or corporate customers. Oi markets a variety of services to SMEs, including its core fixed-line and mobile services, as well as its higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. Oi has five regional offices from which approximately 200 employees supervise its marketing efforts to SMEs and its third-party sales force serving this sector. Oi also has begun to provide more extensive training to its employees and the employees of third-party sales agents. As of December 30, 2014, the principal distribution channels that Oi uses to market its services to SMEs were:

  •
  approximately 160 "Oi" exclusive agents with approximately 1,000 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of its existing and prospective SME customers.

  •
  its telemarketing sales channel, which consists of three agents that use approximately 400 sales representatives that are specifically trained to discuss the business needs of its prospective SME customers to make sales calls, as well as representatives in its call center and representatives at call centers under contract with Oi to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, its telemarketing channel utilizes approximately 370 customer retention representatives.

        Oi markets its entire range of services to corporate customers through its own direct sales force, which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. Oi's client service model focuses on post-sale service and Oi regularly discuss service needs and improvements with its customers through calls and meetings with its customers. As of December 31, 2014, its corporate sales team, including post-sale service personnel, was composed of approximately 1,750 employees operating in five regional offices.

Billing and Collection

Fixed-Line Telephone Services

        Oi sends each of its fixed-line customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. Oi has agreements with several banks for the receipt and processing of payments from its customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from its customers as agents for these banks.

        Oi is required to include in its monthly bills charges incurred by its customers for long-distance services provided by other long-distance service providers upon the request of these providers. Oi has billing agreements with each long-distance telecommunications service provider that interconnects with its networks under which Oi bill its customers for any long-distance calls originated on its network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of Oi's network. Payments are due within an average of 15 days after the billing date. Oi charges late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2014, 8.9% of all accounts receivable due from Oi's fixed-line customers in Brazil were outstanding for more than 30 days and 4.4% were outstanding for more than 90 days.

        ANATEL regulations permit Oi to restrict outgoing calls made by a fixed-line customer in Brazil when the customer's account is more than 31 days past due, restrict incoming calls received by a fixed-line customer when the customer's account is more than 61 days past due, and disconnect a fixed-line customer when the customer's account is more than 91 days past due, provided in each case that 15-days' prior notice has been given to that customer prior to the imposition of each restriction.

The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the fixed-line customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Oi's collection system enables it to access delinquent subscribers' accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Mobile Telecommunications Services

        Oi bills its mobile post-paid customers on a monthly basis and itemize charges in the same manner as Oi bills its fixed-line customers. In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. Oi charges late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2014, 6.6% of all accounts receivable due from Oi's mobile customers in Brazil were outstanding for more than 30 days and 3.4% were outstanding for more than 90 days.

        ANATEL regulations permit Oi to partially suspend services to a mobile customer in Brazil when the customer's account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer's account is more than 45 days past due, and cancel services to a mobile customer when the customer's account is more than 90 days past due, provided in each case that 15-days' prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Oi's collection system enables Oi to access delinquent subscribers' accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. Oi has also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

        Oi's Brazilian networks are comprised of physical and logical infrastructures through which Oi provides fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. Oi monitor its networks remotely from its centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for the each network.

Access Networks

        Oi's Brazilian access networks connect its customers to its signal aggregation and transportation networks. Oi has a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and Wi-Fi hotspots. Its fixed-line networks are fully digitalized.

        Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes, or MSANs, to Oi's aggregation networks, or are rerouted to its aggregation networks through Digital Subscriber Line Access Multiplexer ("DSLAM") equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. Oi is engaged in a long-term program to update its MSAN equipment to DSLAM equipment as demand for data services increases. As of December 31, 2014, approximately 49% of its fixed-line network had been updated to support ADSL2+ or VDSL2 and it provided ADSL or VDSL2 services in 4,762 municipalities.

        ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. Oi's network supports ADSL2+ and VDSL2, or very-high-bitrate digital subscriber line, technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL, including IP TV. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting Oi to support high bandwidth applications such as HDTV, Voice over Internet Protocol ("VoIP"), and broadband internet access, over a single connection.

        Oi is engaged in a long-term program to upgrade portions of its fixed-line access networks with optical fiber networks based on gigabit passive optical network ("GPON") technology to support VDSL2 service and facilitate its offering of its "Oi TV" service. The implementation of this technology permits Oi to provide broadband with speeds up to 100 Mbps to residential customers and up to 1 Gbps to commercial customers.

        For Oi's non-residential customers, Oi has a fully integrated and managed network providing access for networks based on internet protocol ("IP") and Asynchronous Transfer Mode ("ATM"), protocol over legacy copper wire through which are able to provide:

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

        The following table sets forth selected information about Oi's fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2014	2013	2012
Installed access lines (in millions)	28.0	28.3	28.3
Access lines in service (in millions)	16.3	17.7	17.8
Public telephones in service (in thousands)	653.3	655.6	727.5
Broadband access lines in service (in millions)	6.1	6.1	5.8

        Mobile devices access Oi's GSM (Global System for Mobile Communications), or 2G, mobile networks on frequencies of 900 MHz/1800 MHz, Oi's 3G mobile networks on frequencies of 2100 MHz and Oi's 4G mobile networks on frequencies of 2500 MHz. Oi's 2G access points use General Packet Radio Service ("GPRS") which allows speeds in the range of 115 kilobytes per second (Kbps), and Enhanced Data Rates for Global Evolution ("EDGE"), which allows speeds in the range of 230 Kbps, to send and receive data signals. Oi's 3G access points use high speed packet access ("HSPA") which allows speeds in the range of 14.2 Mbps, to send and receive data signals. Oi's 4G access points use 10+10 MHz and 2x2 Multiple Input Multiple Output, which allows speeds in the range of 75 Mbps, to send and receive data signals. Voice and data signals sent and received through Oi's 2G and 3G access points are routed to its aggregation networks. Oi's mobile networks have unique data core and are fully integrated with its fixed-line data networks.

        As of December 31, 2014, Oi's 2G mobile access networks, consisting of 13,766 active radio base stations, covered 3,386 municipalities, or 93% of the urban population of Brazil. Oi has GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

        As of December 31, 2014, Oi's 3G mobile access networks, consisting of 8,865 active radio base stations, covered 1,009 municipalities, or 77% of the urban population of Brazil. It has HSPA coverage in all state capitals.

        In the fourth quarter of 2012, Oi began deploying our 2.6 GHz mobile access networks to support 4G service in cities that hosted the 2014 World Cup. As of December 31, 2014, Oi's 4G access networks covered 24 municipalities, or 19% of the urban population of Brazil.

        In addition to these mobile access networks, Oi also operates Wi-Fi hotspots in public areas such as coffee shops, airports and shopping centers. Since 2012, Oi has provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2014, its Wi-Fi network consisted of approximately one million hotspots, with broadband access compatible with approximately one million access points provided by Fon Wireless Ltd. ("Fon"), which allows its customers to access Fon lines worldwide.

Aggregation Networks

        Voice and data signals sent through Oi's access network are routed through its aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. Portions of its aggregation network use conventional copper trunk lines to connect its access network to its switches and transportation networks. Oi uses ATM protocol to permit high speed transmission of these signals. Other portions of Oi's aggregation network use fiber optic cable to connect its access network to its switches and transportation networks using Synchronous Digital Hierarchy ("SDH"), protocol. In large metropolitan areas where the density of access point results in increased demand, Oi has deployed Metro Ethernet networks. Oi is currently deploying Metro Ethernet networks in additional cities to serve rising customer demand. Oi's Metro Ethernet networks are fully-integrated management systems and provide:

  •
  ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;

  •
  ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;

  •
  aggregation network services for ADSL2+ and VDSL2 platforms;

  •
  aggregation network services for GPON platforms; and

  •
  DWDM systems for services above 1Gbps to prevent overbooking Oi's Metro Ethernet network.

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

        In response to changing customer needs, Oi is converting elements of its network that use ATM and SDH protocols, which permit Oi to offer dedicated bandwidth to its customers, to MPLS protocol, which supports IP and permits the creation of VPNs through its MetroEthernet networks.

        Oi has begun to use MPLS-TP capable devices that have been designed to interface with its existing Metro Ethernet Network to increase the bandwidth of its networks to support our 4G network data traffic and replace its legacy SDH networks.

Transportation Networks

        Oi's long-distance transportation network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex ("DWDM") systems that can operate with up to 80 channels at 10 and 40 Gbps. Currently Oi is in the process of quadrupling the capacity of its backbone as a result of the deployment of 40 Gbps optical technology. In 2013, Oi implemented DWDM links of 100 Gbps between Rio de Janeiro, São Paulo, Belo Horizonte and Salvador. Oi's optical cable network is complemented by microwave links that Oi uses in Region I and Region II. Oi has a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II. Most of the large urban areas of our fixed-line service areas are also connected by Oi's fiber optic cable networks. Oi's transmission infrastructure connects its digital switches to four international gateway switches: two in Rio de Janeiro, one in Curitiba and one in Brasília.

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

Satellite Network

        Oi has deployed an expanded range of satellite-based services to comply with its public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2014, Oi's satellite network covered approximately 5,165 localities in 26 states and the Federal District and provided voice and data services.

        In 2000, Oi began the implementation of the land-based segment of its respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of Oi's satellite network allows Oi to service its subscribers in any location in its fixed-line service areas.

        Hispamar Satellite S.A. ("Hispamar"), a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and Oi operate the Amazonas 1 satellite, which was manufactured by Astrium (EADS Space Company). In December 2002, Oi entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and Oi acquired a minority equity stake in Hispamar. The Amazonas 1 satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The Amazonas 1 satellite provides both C and KU band transponders and on-board switching. The Amazonas 1 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

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

  •
  SES New Skies with 108 MHz of capacity, in the KU band, on the SES-4 satellite to provide voice and data services throughout Brazil;

  •
  Intelsat Satellite with 103 MHz of capacity, in the C band, on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro; and

  •
  SES New Skies with 1.5 GHz of capacity, in the KU-band, on the SES-6 satellite to provide Oi's own head-end DTH services within Brazil.

        In 2005, Oi and Telemar started to operate gateways satellite platforms operating in the KU band that are comprised of a satellite transport solution with Digital Video Broadcast—Return Channel Satellite ("DVB-RCS") technology and an NGN control solution.

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

Fixed-Line and Mobile Tower Leases and Infrastructure Sharing Agreements

        In December 2012, TNL PCS and Brasil Telecom Celular S.A. entered into an operating lease agreement with Sumbe to lease space to install Oi's equipment on 1,200 communications towers and rooftop antennae of Sumbe. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 12-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

        In April 2013, Telemar and Oi entered into an operating lease agreement with São Paulo Cinco Locação de Torres Ltda. to lease space to install Oi's equipment on 2,113 fixed-line communications towers of São Paulo Cinco Locação de Torres Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

        In April 2013, Telemar and Oi entered into an operating lease agreement with BR Towers SPE 3 S.A. to lease space to install Oi's equipment on 2,113 fixed-line communications towers of with BR Towers SPE 3 S.A. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers and is renewable for another 20 years.

        In July 2013, Telemar and Oi entered into an operating lease agreement with SBA Torres Brasil Ltda. to lease space to install Oi's equipment on 2,113 fixed-line communications towers of São Paulo Cinco Locação de Torres Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers and is renewable for another 20 years.

        In December 2013, TNL PCS and Oi Mobile entered into an operating lease agreement with Caryopoceae to lease space to install Oi's equipment on 2,007 communications towers and rooftop antennae of Caryopoceae. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

        In June 2014, TNL PCS and Oi Mobile entered into an operating lease agreement with Tupã Torres to lease space to install Oi's equipment on 1,641 communications towers and rooftop antennae of Tupã Torres. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

        In November 2012, Oi entered into a memorandum of understanding with TIM under which it agreed to the joint use of elements of Oi's 4G network under a RAN sharing model pursuant to which it has invested in (and provided TIM with access to) infrastructure in certain cities, while TIM has invested in (and provided us with access to) infrastructure in other cities. In late 2013, Oi and TIM extended this memorandum of understanding to additional cities and revised certain obligations of each party under the memorandum of understanding.

        In April 2014, Oi and TIM entered into another memorandum of understanding under which it agreed to the joint construction, implementation and reciprocal assignment of elements of our respective 2G and 3G network infrastructure.

Network Maintenance

        Oi's external plant and equipment maintenance, installation and network servicing are performed by third-party service providers. Oi employs its own team of technicians for the maintenance of its internal plant and equipment.

        In January 2012, Oi entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with its external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro. In October 2012 Oi entered into a substantially similar services agreement with Telemont with respect to the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments during the five-year terms of these contracts are expected to be R$6.6 billion.

        In January 2012, Oi entered into a services agreement with Serede Serviços de Rede S/A for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones and fiber optic in the State of Rio de Janeiro. The total estimated payments under this contract are R$1.4 billion during the five-year term of this contract.

        In October 2012, Oi entered into a services agreement with A.R.M. Engenharia for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. The total estimated payments under this contract are R$6.3 billion during the five-year term of this contract.

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

Competition

        The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers. See "Item 5—Operating and Financial Review and Prospects—Overview—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of Competition on the Rates that Oi Realizes and the Discounts Oi Records."

Local Fixed-Line Services

        In the Brazilian local fixed-line telecommunications services market, competition has historically been focused on corporate customers. However, recently Oi's competitors have begun competing in the consumer market with bundles or services targeted to the needs of lower income customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively-priced packages from some mobile telecommunications service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

        Oi is the leading provider of local fixed-line services in Regions I and II of Brazil with 16.3 million fixed lines in service as of December 31, 2014. Based on information available from ANATEL, as of December 31, 2014, Oi had an estimated market share of 59.1% of the total fixed lines in service in Region I and an estimated market share of 55.7% of the total fixed lines in service in Region II. Oi's principal competitors for fixed-line services are (1) Embratel (a subsidiary of América Móvil), which had an estimated market share of 24.1% of the total fixed lines in service in Region I and an estimated market share of 16.6% of the total fixed lines in service in Region II as of December 31, 2014, based on information available from ANATEL, and (2) GVT (an affiliate of Vivendi S.A. which is expected to be acquired by Telefônica Brasil), which had an estimated market share of 9.1% of the total fixed lines in service in Region I and an estimated market share of 22.8% of the total fixed lines in service in Region II as of December 31, 2014, based on information available from ANATEL.

        Embratel provides local fixed-line services to residential customers through fixed devices that receive wireless signals from a single transmission tower located near the subscriber's residence and through the cable network owned by its subsidiary Net in the portions of Regions I and II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Oi also expects competition from Embratel to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where it continues to expand its local fixed-line network.

        GVT has been increasing its competitive activities in Regions I and II, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses. Oi expects competition from GVT to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, and in some medium size cities with population in the range of 350,000 to 1,000,000, where GVT continues to expand its local fixed-line network.

        Oi expects to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2014, there were 141.9 million mobile subscribers (including our mobile customers) in Region I, a 3.3% increase over December 31, 2013, and there were 70.7 million mobile subscribers (including our mobile customers) in Region II, a 3.0% increase over December 31, 2013, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider's network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, Oi believes that it may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Long-Distance Services

        The long-distance services market is highly competitive. As of December 31, 2012, based on the most recent information available from ANATEL, of the total number of national long-distance minutes originated nationwide, Oi had a market share of 11.0%, ranking behind TIM with 50.1% and Embratel with 27.7% and ahead of Telefônica Brasil with 8.4%.

        Oi's principal competitors for long-distance services are TIM and Embratel, which offer long-distance services throughout Brazil at rates that are charged on a per call or per day, rather than per minute, basis. Oi also competes in the State of São Paulo with Telefônica Brasil, which is the incumbent fixed-line service provider in the State of São Paulo.

        Increased competition from long-distance service providers has resulted in pressure on Oi's long-distance rates and adversely affected its revenue from these services. In addition, the proliferation of new types of service plans, such "same network" subscription plans that offer unlimited long distance calls and data combination plans are impacting the long-distance services market in Brazil. Competition in the long-distance market may require Oi to increase its marketing expenses and/or provide services at lower rates than those it currently expect to charge for such services. Competition in the domestic market has had and could continue to have a material adverse effect on Oi's revenues and margins.

        In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact Oi's revenues from mobile long-distance calls if its mobile customers migrate to its competitors to remain within the network of the people to whom they plan to place long-distance calls. However, as a result of the increased use of SIM card only strategies by other mobile service providers, there is a trend among Brazilian pre-paid customers to purchase SIM cards from multiple mobile service providers to maximize the number of calls that they can make that are covered by these promotional offers. New technologies that serve as an alternative to traditional long-distance telephone calls, such as VoIP, may start to capture part of Brazil's long-distance traffic.

Mobile Services

        The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. Oi competes primarily with the following mobile services providers, each of which provides services throughout Brazil:

  •
  Telefônica Brasil, which is a subsidiary of Telefónica S.A, and which markets its mobile services under the brand name "Vivo;"

  •
  TIM, which is a subsidiary of Telecom Italia S.p.A.; and

  •
  Claro, which is a subsidiary of América Móvil.

        In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel launched commercial services on its 3G network in December 2012.

        As of December 31, 2014, based on information available from ANATEL, Oi had a market share of 18.1% of the total number of subscribers in Brazil, ranking behind Telefônica Brasil with 28.5%, TIM with 27.0% and Claro with 25.3%, and Oi captured 7.3% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2014.

        Competitive efforts in the Brazilian mobile telecommunications services market generally take the form of handset subsidies in the post-paid market, and traffic subsidies and aggressive discounts on data packages in both the pre-paid and post-paid market. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

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

        Oi's principal competitors in the commercial data transmission services market are Embratel, GVT and Telefônica Brasil. The commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets. Along with growth in traffic volume and increasing demand for broadband capacity, Oi expects significant price reductions in data transmission services as competitors expand their networks. In recent years, there has been a shift in competition towards value-added services provided over IP platforms and VPN services.

Subscription Television Services

        In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 60% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 8.0% of Brazilian households in 2005 to 30% in 2014. According to information available from ANATEL, the Brazilian subscription television market grew by 1% to 19.5 million subscribers as of December 31, 2014 from 18.0 million subscribers as of December 31, 2013.

        The primary providers of subscription television services our fixed-line service regions are, SKY, which provides DTH services, and América Móvil, which provides DTH service through Embratel under the "Claro TV" brand and provides subscription television services using coaxial cable through Net. Oi commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, Oi expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, Oi expanded this service to the remaining states of Oi's fixed-line service areas.

        In December 2012 and January 2013, Oi began to deliver Oi TV through its fiber optic network using an internet protocol, or IP TV, in the Rio de Janeiro and Belo Horizonte, respectively.

Concessions, Authorizations and Licenses

        Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see "—Regulation—

Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations." Oi operates under:

  •
  a concession to provide local fixed-line services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide local fixed-line services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

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

  •
  authorizations to provide personal mobile services in Regions I, II and III;

  •
  radio frequency licenses to provide 3G mobile services in Regions I, II and III (other than 23 municipalities in the interior of the State of São Paulo that include the city of Franca and surrounding areas);

  •
  radio frequency licenses to provide 4G mobile services in Regions I, II and III;

  •
  authorizations to provide local fixed-line services and domestic long-distance services in (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III;

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

Fixed-Line Services Concession Agreements

        Oi has entered into concession agreements with ANATEL that govern its concessions to provide fixed-line services in the Federal District and each of the states of Regions I and II. Each of Oi's concession agreements:

  •
  expires on December 31, 2025;

  •
  sets forth the parameters that govern adjustments to its rates for fixed-line services;

  •
  requires Oi to comply with the network expansion obligations set forth in the General Plan on Universal Service Goals;

  •
  requires Oi to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals;

  •
  requires payment of biannual fees equal to 2.0% of its net operating revenue that is derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year, while allowing Oi to apply the amount of such fees to finance the expanded service obligations created by the amended General Plan on Universal Service Goals in lieu of making payment to ANATEL;

  •
  allows Oi to offer subscription television services, such as IP TV, over its fixed-line networks;

  •
  requires Oi to implement electronic billing systems;

  •
  sets forth the conditions under which ANATEL may access information from Oi;

  •
  requires Oi to pay fines for systemic service interruptions; and

  •
  requires Oi to rescind its contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

        These concession agreements also required Oi to provide transmission lines connecting its fiber-optic internet backbones to municipalities in its concession areas in which Oi did not provide internet service, which Oi refers to as backhaul. Under these concession agreements, Oi was obligated to set up backhaul in 3,252 municipalities in Regions I and II. The facilities that Oi constructed to meet these obligations are considered to be property that is part of its concessions and will therefore revert to the Brazilian government on January 1, 2026.

        These concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under "—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession." The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

        For more information regarding the regulation of Oi's fixed-line services, the General Plan on Universal Service Goals and the General Plan on Quality Goals, see "—Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services."

Domestic Long-Distance Services Concession Agreements

        Oi has entered into concession agreements with ANATEL that govern its concessions to provide domestic long-distance services originating from the Federal District and each of the states of Regions I and II. Each of Oi's concession agreements:

  •
  expires on December 31, 2025;

  •
  sets forth the parameters that govern adjustments to its rates for domestic long-distance services;

  •
  requires Oi to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals;

  •
  requires payment of biannual fees equal to 2.0% of its net operating revenue that is derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year;

  •
  requires Oi to implement electronic billing systems;

  •
  sets forth the conditions under which ANATEL may access information from Oi;

  •
  requires Oi to pay fines for systemic service interruptions; and

  •
  requires Oi to rescind its contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

        These concession agreements provide that ANATEL may further modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under "—Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession." The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

        For more information regarding the regulation of Oi's fixed-line services, the General Plan on Universal Service Goals and the General Plan on Quality Goals, see "—Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services."

Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses

        Oi has entered into authorization agreements with ANATEL that govern Oi's authorizations to provide personal mobile services in Regions I, II and III. These authorizations permit Oi to provide personal mobile services for an indeterminate period of time, but do not provide it with the right to use specific radio frequency spectrum.

        Oi holds five licenses to use radio frequency spectrum to provide 2G services in Regions I and II and four in Region III. These licenses grant Oi permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, Oi will be required to pay an amount equal to 2.0% of its prior year's net operating revenue from personal mobile services. The initial terms of its radio frequency spectrum licenses expire between 2016 and 2022.

        Oi's authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations Oi is required to service all municipalities in Brazil with a population in excess of 100,000. A municipality is considered "serviced" when the covered service area contains at least 80% of the urban area in the municipality. Any failure by Oi to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of Oi's personal mobile services authorizations by ANATEL. As of the date of the Oi Form 20-F, Oi has satisfied the network scope and service performance obligations set forth in these authorization agreements; however, Oi has not yet received ANATEL's inspection report.

        For more information regarding the regulation of Oi's personal mobile services, see "—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Additional Obligations."

3G Radio Frequency Licenses

        Oi holds five licenses to use radio frequency spectrum to provide 3G services in Regions I, II and III. Each of these licenses grants Oi permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. Oi will be required to pay an amount equal to 2.0% of its prior year's net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

        These radio frequency licenses include network scope obligations. Under these obligations, Oi is currently required to (1) provide service to 459 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, (2) provide 3G service to all state capitals in Brazil, the Federal District and all municipalities with a population in excess of 200,000 inhabitants, (3) provide 3G service to all of the municipalities covered by these licenses with a population in excess of 100,000, and (4) provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000. In addition, Oi will be required to provide 3G service to 60% of the municipalities, including 641 specified municipalities, covered by these licenses with a population less than 30,000 by 2016.

        A municipality is considered "serviced" when the covered service area contains at least 80% of the urban area in the municipality. Any failure by Oi to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of Oi's 3G frequency licenses by ANATEL. As of the date of the Oi Form 20-F, Oi has satisfied the network scope and service performance obligations set forth in these licenses; however, Oi has not yet received ANATEL's inspection report.

4G Radio Frequency Licenses

        Oi holds three licenses to use radio frequencies in 2.5 GHz sub-bands to provide 4G services in Regions I, II and III. Each of these licenses grants Oi permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. Oi will be required to pay an amount equal to 2.0% of its prior year's net operating revenue from 4G services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2027.

        These radio frequency licenses include network scope obligations. Under these obligations, Oi is currently required to provide 4G service in all state capitals, municipalities with a population in excess of 500,000 and the Federal District. In addition, Oi will be required to:

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

  •
  provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 128 kbps to rural schools in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by December 31, 2015 and in 962 such municipalities by December 31, 2017; and

  •
  make its fixed-line network available to other telecommunications service providers to allow them to comply with their obligations under the General Plan on Universal Service Goals in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by September 30, 2014 and in 962 such municipalities by September 30, 2015.

        In addition, Oi's 4G radio frequency licenses imposes minimum investment obligations in domestic technologies. At least 65% of the cost of all goods, services, equipment, telecommunications systems and data networks that Oi purchases to meet its 4G service obligations must develop in Brazil. This minimum requirement will increase to 70% between January 1, 2017 and December 31, 2022.

        Any failure by Oi to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of Oi's 4G frequency licenses by ANATEL. As of the date of the Oi Form 20-F, Oi had satisfied the network scope and service performance obligations set forth in these licenses.

Fixed-Line Services Authorization Agreements

        Oi has entered into authorization agreements with ANATEL that govern Oi's authorizations to provide local fixed-line services in and domestic long-distance services originating from (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III. These authorizations do not have termination dates and require Oi to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

        Oi has also entered into authorization agreements with ANATEL that govern Oi's authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require Oi to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Communication Services Authorization Agreements

        Oi has a Multimedia Communication Services authorizations, which superseded its prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorizations, permitting Oi to provide high speed data service.

        The Multimedia Communication Services authorizations became effective in May 2003 and cover the same geographical areas as Oi's concession agreements. In April 2008, in connection with the amendments to its fixed-line services concessions, Oi agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the areas of its concession agreements.

Term of Commitment to Adhere to National Broadband Plan

        On June 30, 2011, Oi entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize Oi's voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, Oi is required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to its broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, Oi has offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. Oi has been obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers since June 30, 2015. In addition, the Term of Commitment requires that Oi:

  •
  provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

  •
  adequately advertise the services contemplated by the Term of Commitment and present to the Ministry of Communications semi-annual reports detailing its marketing efforts; and

  •
  make its best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities by 2015.

        The Term of Commitment will expire on December, 31, 2016.

Subscription Television Authorization Agreement

        In November 2008, Oi entered into an authorization agreement with ANATEL that governs its use of satellite technology to provide DTH satellite television services throughout Brazil. The authorization agreement permits Oi to provide DTH satellite television services for 15-years and is renewable for an additional 15 year term in exchange for a fee to be agreed upon between Oi and ANATEL.

        Under this authorization, Oi is required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with quality of service obligations set forth in applicable ANATEL regulations.

        In December 2012, ANATEL granted Oi's request to convert its DTH authorization agreement into a Conditional Access Service authorization allowing Oi to provide nationwide subscription television services through any technology, including satellite, wireline and coaxial cable. The Conditional Access Service authorization agreement authorized Oi to offer the services to be governed by such agreement, including IP TV. In accordance with the ANATEL resolution that approved the Conditional Access Service regime, Oi's Conditional Access Service authorization prohibits it from creating television content or owning more than 30% of a company that creates content. Oi is also required to carry a certain percentage of Brazilian programming, including open channels and public access channels.

Research and Development

        Oi conducts independent innovation, research and development in areas of telecommunications services but historically Oi has not independently developed new telecommunications technologies. Oi depends primarily on suppliers of telecommunications equipment for the development of new technology.

        As a condition to ANATEL's approval of Telemar's acquisition of control of Oi in January 2009, Telemar agreed to make annual investments in innovation, research and development through 2018 in amounts equal to at least 50% of the amounts of its contributions to the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações) ("FUNTTEL"). To fulfill this obligation, as well as to centralize its innovation, research and development activities and programs, in 2009, Oi created a division to manage innovation, research and development with the mission of coordinating and promoting efforts and projects that it develops.

        Oi's technology laboratory performs a variety of functions, such as operation support systems, business support systems and information security. Oi conducts trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

        Since 2009, Oi has executed cooperation agreements with the following national research centers: CERTI Foundation, C.E.S.A.R., Technological Projects, Research and Studies Coordination Foundation (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos—COPPETEC), Telecommunications Research and Development Foundation (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações—CPqD), Technological Innovation Foundation (Fundação Para Inovações Tecnológicas—FITEC), National Institute for Telecommunications Foundation (Fundação Instituto Nacional de Telecomunicações—Inatel) and PUC-RJ. Oi has also executed cooperation agreements with Brazilian national telecommunications suppliers which develop technology in Brazil, such as AsGa S.A., Digitel S.A.—Indústria Eletrônica and Padtec S.A.

        In order to achieve its goals on innovation investments, in 2011, Oi intensified the process for the exploration of innovative services and activities concerning innovation, research and development to promote its innovation ecosystem and in October 2011 launched the first call for Innovative Mobile Applications for Major Events through the Oi Innovation Program (Programa Oi Inovação).

        Oi's investments in innovation, research and development totaled R$16 million in 2014, R$13 million in 2013 and R$11 million in 2012.

Property, Plant and Equipment in Brazil

        Oi's principal Brazilian properties, owned and leased, are located in Regions I and II. As of December 31, 2014, the net book value of its property, plant and equipment in Brazil was R$25,670 million. Oi's main equipment in Brazil consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

        As of December 31, 2014, of the net book value of Oi's property, plant and equipment in Brazil, transmission and other equipment represented 50.5%; infrastructure, primarily underground ducts, post and towers, cables and lines represented 21.0%; work in progress represented 10.4%; automatic switching equipment represented 8.7%; buildings represented 7.3%; and other fixed assets represented 2.2%.

        All Brazilian property, plant and equipment that are essential in providing the services described in Oi's concession agreements are considered "reversible assets," which means that, should its concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. Oi believes that there are no other encumbrances that may affect the utilization of Oi's property, plant and equipment.

Intellectual Property

        Oi believes the trademarks that identify its and its Brazilian businesses are important for Oi, and as a result, Oi has taken steps to protect them. As of December 31, 2014, it had 1,091 trademarks registered with the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial) ("BPTO") and 637 pending trademark applications. Oi's main trademark used in Brazil, "Oi," is registered with the BPTO in several classes, which allows Oi to use this trademark in a variety of markets in which it operates, including in connection with its fixed-line, mobile and broadband services. Among the various trademarks it has registered with the BPTO, 16 are being contested by third parties. In addition, of Oi's 637 pending trademark applications, 22 have been challenged by third parties.

        As of December 31, 2014, Oi had 1,205 domain names registered with the Center of Information and Coordination of Dot Br—NIC. Br, an agency responsible for registering domain names in Brazil. The information included on Oi's websites or that might be accessed through its websites is not included in this annual report and is not incorporated into this annual report by reference.

        As of December 31, 2014, the INPI had granted 12 patents, utility models or industrial designs to Oi. Oi has also filed 18 patent applications, which are pending with the BPTO. Requests for technical examination have been submitted to the BPTO for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

Insurance

        Pursuant to requirements in Oi's Brazilian concession agreements, Oi maintain the following insurance policies: (1) all risk property insurance covering all insurable assets pertaining to the concessions; (2) loss of profit insurance covering lost profits deriving from property damage and business interruption; and (3) performance bond insurance to assure compliance with its obligations related to quality of service and universal service targets set forth in its concession agreements.

        In addition to the above policies, Oi maintains civil liability insurance in Brazil. Oi's assets that are of material value and/or exposed to high degrees of risks are also insured. All of its insurance coverage was purchased from highly rated insurance companies in Brazil.

        Oi believes that its current insurance coverage is suitable to its Brazilian operations.

Social Responsibility

        In 2001, Oi created Oi Futuro, a corporate social responsibility program that has been designated a Public Interest Organization (Organização da Sociedade Civil de Interesse Público) by the Brazilian Ministry of Justice (Ministério da Justiça). Oi Futuro develops and supports cultural, sustainability and educational programs using information technology and communications to promote social inclusion and human development.

        Oi Futuro operates two cultural centers in Rio de Janeiro and a cultural center in Belo Horizonte, as well as two telecommunications museums. Oi Futuro also manages the "Programa Oi de Patrocínios Culturais Incentivados." In 2014, Oi remained one of the primary sponsors of cultural activities in Brazil, sponsoring more than 100 projects through a public selection process.

        Oi Futuro supports and develops education projects that use new communication and information technologies to transform the classroom environment and prepare young people from low-income communities for jobs of the future. Oi Futuro's diverse initiatives include (1) the Advanced Education Center (Núcleo Avançado em Educação) ("NAVE"), a public vocational high school established through a public-private partnership with campuses in Rio de Janeiro and Recife, and (2) the "Oi Kabum!" Arts and Technology School (Oi Kabum! Escola de Arte e Tecnologia) with campuses in Rio de Janeiro, Recife, Belo Horizonte and Salvador.

        Since 2009, NAVE has been consistently recognized by Microsoft as one of the most innovative schools in the world. The NAVE Rio was the only Brazilian school invited by Qatar Foundation to participate in the WISE Summit (World Innovation Summit for Education) in Doha in November 2014 and ranks in the WISE Book, one of the most relevant publications worldwide in the field of innovation and education. In 2014, more than 1,800 students participated in both educational programs (NAVE and Oi Kabum!).

        Oi Futuro supports social-environmental programs through its "Oi Novos Brasis" program, which focuses on community development, environment and biodiversity. In 2014, more than 5,000 people benefited from these programs. In addition, in 2014, Oi Futuro supported 10 projects through the Public Funds for Childhood and Adolescence (FIA—Fundos Públicos da Infância e da Adolescência) and 16 sports projects.

        Oi contributed R$24 million in 2014, R$24 million in 2013 and R$20 million in 2012 to these projects and programs.

Portuguese Operations

        As a result of Oi's acquisition of PT Portugal as part of the Oi capital increase, as of the date of the Oi Form 20-F, Oi provides telecommunications services in Portugal in the following customer categories:

  •
  Residential services, which include integrated networks inside the customer's home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including internet protocol television, or IP TV, and DTH satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. Oi provides these services through subsidiaries of PT Portugal, in particular PT Comunicações S.A., or PT Comunicações.

  •
  Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multimedia services provided to personal (i.e., individual) customers through PT Portugal's subsidiary MEO.

  •
  Enterprise services, which provide Oi's corporate and medium and small business customers with integrated data and business solutions, as well as Information Technology/Information Systems, or IT/IS, and business process outsourcing, or BPO, services, including.

  •
  Corporate services, which target large companies and provide data, internet, video and voice communications, services, fixed-mobile convergence solutions and selected information technology services, network managing and outsourcing;

  •
  SME/SoHo services, which target (1) small and medium enterprises, or SMEs, providing vertical data and business solutions that are similar to PT Portugal's corporate services and (2) small office/home office, or SoHo, customers and provide cost-effective data and business solutions for those working in small businesses or at home; and

  •
  Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

        As described under "Item 4—Information on the company—Transactions with Oi—Proposed Sale of PT Portugal to Altice," Oi has entered into the PTP Share Purchase Agreement under which it has agreed to sell all of the share capital of PT Portugal to Altice Portugal. As a result, Oi records its operations in Portugal as discontinued operations in its financial statements. Oi expects to complete the sale of these operations during the second quarter of 2015.

        The following table sets forth the total number of retail lines (or accesses), net retail additions and other information for the Portuguese operations of PT Portugal as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Fixed retail accesses (thousands):
PSTN/ISDN(1)	2,475	2,549	2,604
Broadband customers	1,373	1,294	1,225
Pay-TV customers	1,412	1,315	1,223

Total fixed retail accesses	5,261	5,158	5,052

Mobile customers (thousands):
Post-paid	3,888	2,925	2,469
Pre-paid	4,101	4,971	5,129

Total mobile customers	7,989	7,896	7,598

Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(74)	(55)	(43)
Broadband customers	79	69	119
Pay-TV customers	98	91	181

Total fixed retail accesses	103	105	257
Mobile customers:
Post-paid	963	456	91
Pre-paid	(870)	(158)	63

Total mobile customers	93	298	154

(1)
The public switched telephone network ("PSTN") is the traditional telephone system that runs through copper lines. The integrated digital services network ("ISDN") is the digital telecommunications network that allows simultaneous voice and data transmission over an access line.

Services in Portugal

        PT Portugal provides services in Portugal in the following customer categories: residential services, personal services, enterprise services, and wholesale and other services as described below.

  Residential Services

        PT Portugal's residential customer category in Portugal includes the provision of fixed-line telephone and broadband services, Pay-TV services (IPTV over ADSL and fiber, and DTH satellite TV) services and internet access services to residential customers. The table below sets forth the total number of retail lines (or accesses), net additions and other information as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Fixed retail accesses (thousands):
PSTN/ISDN	1,627	1,646	1,692
Broadband customers	1,095	1,027	1,015
Pay-TV customers	1,231	1,157	1,135

Total fixed retail accesses	3,953	3,830	3,841
Net additions (thousands):
PSTN/ISDN	(19)	(22)	18
Broadband customers	69	29	104
Pay-TV customers	73	43	162

Total net additions	123	50	284
Other data:
Unique customers	1,766	1,818	1,881
Retail RGU per PSTN/ISDN line	2.43	2.33	2.27
Average Revenue Per User ("ARPU") (in Euros)(1)	32.2	31.6	31.6
Retail traffic (millions of minutes)	2,363	2,748	2,935
Non-voice revenues as percentage of revenues	68.7	65.7	63.4

(1)
ARPU is calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12.

        Components of Revenue.    PT Portugal's revenues from residential customers of its operations in Portugal are derived from the following components:

  •
  Service revenues, which are the revenues PT Portugal generates from providing fixed telephone services, broadband internet access and Pay-TV services. These revenues generally consist of:

  •
  Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as, in most cases, a monthly fee from pricing packages, which can include broadband and Pay-TV services; and

  •
  Traffic, including charges for the use of PT Portugal's fixed line network based on rates dependent on the amount and type of usage.

  •
  Sales and other revenues, which are revenues from the sale of telephone, broadband and Pay-TV equipment and other revenues, such as sales commissions.

        Fixed Line Services.    PT Portugal had approximately 3,953 million fixed retail accesses in service in Portugal as of December 31, 2014, excluding external supplementary lines, direct extensions and active multiple numbers. Fixed retail accesses in service include:

  •
  traffic-generating lines held by subscribing customers;

  •
  carrier pre-selection lines, which are lines of competitors for which those customers have elected to use PT Portugal's services;

  •
  fixed broadband retail lines; and

  •
  IPTV, FTTH and DTH customers using PT Portugal's Meo Pay-TV services.

        Over the last decade, total traffic on PT Portugal's fixed line network has declined, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up internet users to ADSL. As of December 31, 2014, the number of active mobile cards (the mobile equivalent of main lines) in Portugal exceeds the number of fixed line main lines. PT Portugal has responded to this trend by encouraging the use of its fixed line network for bundled services, including triple-play packages that include fixed telephone services, broadband internet access and Pay-TV services.

        PT Portugal is required to provide carrier selection to its customers for all types of traffic. See "—Regulation—Regulation of the Portuguese Telecommunications Industry—Generally Applicable Regulations—Number Portability and Carrier Selection." Carrier selection has been an additional factor that has contributed to the reduction in traffic on PT Portugal's fixed-line network.

        Bundled Services.    In January 2013, PT Portugal announced the launch of a quadruple-play offer of converged fixed-mobile services, including TV, internet, fixed telephone and mobile telephone services under the brand "M4O." PT Portugal designed this product after careful study of recent trends in the Portuguese market, which revealed rising consumer preference for quadruple-play services all reflected on the same bill, a desire to include the entire family in a single plan, and the importance of high-quality connectivity to the internet. M4O offers 120 TV channels, 100 Mbps broadband speed, unlimited calls and two to four mobile SIM cards, including free of charge calls and text messages to all wireline and wireless networks, using PT Portugal's 3G and 4G networks.

        Pay-TV Services.    PT Portugal's Pay-TV strategy is based on a multiplatform concept that aims to provide similar content and user experiences across television, PCs and mobile phones. Meo is PT Portugal's TV brand across the various platforms, primarily at home (through IPTV and satellite), through mobile telephones (through Meo Go! Mobile), or through personal computers (through Meo Go!, a service that allows access to live TV channels on PCs, tablets and smartphones). Meo provides access to a comprehensive content offering, with more than 160 TV channels and thousands of video-on-demand titles. PT Portugal offers tiered packages of channels, as well as on-demand availability that can be subscribed for, in real time, directly through the TV set. Meo also provides access to advanced features, such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD-compliant, using MPEG4. PT Portugal was the first operator in Portugal to introduce HDTV and has the most extensive video-on-demand offer in the market. As of December 31, 2014, Meo had approximately 1.2 million Pay-TV customers and a 42.2% share of the Pay-TV market, according to ANACOM.

        Meo also offers advanced interactive applications accessed through the remote control and covering multiple categories, such as:

  •
  News, including a personalized newscast application, developed in partnership with RTP, the state-owned free-to-air channel, and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines;

  •
  Sports, including a soccer application, a surf application and specific sports channel applications, such as the BenficaTV application and the SportTV application;

  •
  Music, including MusicBox, a multiscreen music streaming service, Meo Radios, a radio streaming application, and Meo Karaoke, an application that offers Meo customers the ability to subscribe and sing from a wide catalog of local and international hits;

  •
  Kids, including a comprehensive children's portal where children can access video-on-demand content, music clips, karaoke, games and tailored educational content;

  •
  Convenience, including applications for weather, traffic and pharmacies; and

  •
  Personal content, including an online photo storage application.

        In 2012, Meo launched eight new applications of this type, including Sapo Voucher, the first interactive TV application allowing financial transactions and interactions with TV advertisements.

        In the first quarter of 2013, PT Portugal added a new exclusive channel, Correio da Manhã TV, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including Correio da Manhã. This channel is available on several screens, including PCs, smartphones and tablets, through the Meo GO! service. Meo's content offering also includes interactivity based on anchor programs (e.g., Idols, Secret Story, Biggest Loser). PT Portugal continues to focus on the intensification of partnerships with content providers, on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aimed at further adapting the content cost structure to the current environment and thereby generating savings in content costs.

        In line with its strategy for content differentiation through interactivity, PT Portugal launched two new "red button" interactive applications in the third quarter of 2013, linked to two popular TV programs in Portugal: (1) "X Factor," developed in partnership with SIC, and (2) "I love it," a youth TV series, developed in partnership with TVI. In late September 2013, PT Portugal launched an exclusive Secret Story channel airing live 24 hours a day from the Secret Story house, leveraging the fourth edition of "Secret Story," a reality show on TVI, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive content.

        In January 2013, PT Portugal launched Gravações Automáticas, a recording feature that allows customers to record programs and access those recordings up to seven days after the programs were broadcast. PT Portugal also has developed new and innovative interactive solutions, such as MEO Energy, a service for monitoring home energy consumption, which includes rate recommendations based on a subscriber's actual consumption profile and suggestions on how to lower the subscriber's energy bill.

  Personal Services

        PT Portugal provides telecommunications and mobile data services for a variety of personal devices, including traditional cell phones, smartphones, tablets and laptops. MEO is the leading provider of mobile voice, data and internet services in Portugal in terms of the number of active mobile cards connected to its network, as well as by revenues and margins, based on information from the other operators' releases. The following table sets forth the total number of mobile customers, net additions and other information as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Mobile customers (thousands):
Post-paid	2,394	1,570	1,093
Pre-paid	3,987	4,820	4,931

Total mobile customers	6,380	6,390	6,024

Mobile broadband customers (included in total)	1,023	886	947
Net additions (thousands):
Post-paid	824	441	30
Pre-paid	(833)	(129)	62

Total mobile customers	(9)	312	92
Mobile broadband customers (included in total)	137	(73)	5
Other data:
MOU(1) (minutes)	106	98	93
ARPU (in Euros)	7.1	7.6	8.7
Customer	6.5	7.1	8.0
Interconnection	0.6	0.5	0.7
SARC(2) (Euro)	23.8	24.6	27.9
Data as percentage of service revenues	39.1	35.8	33.2

(1)
Minutes of Usage ("MOU"), represents the monthly average of outgoing traffic in minutes divided by the average number of users in the period.

(2)
Subscriber Acquisition and Retention Cost ("SARC") equals (i) the sum of 70% of marketing and publicity costs plus commissions plus subsidies, divided by (ii) gross additions plus upgrades.

        Components of Revenue.    PT Portugal's revenues from personal services of its operations in Portugal are derived from the following components:

  •
  Service revenues, which are the revenues PT Portugal generates from providing mobile voice telecommunications services, mobile broadband access and other mobile services. These service revenues consist of:

  •
  Customer revenues, which are revenues PT Portugal receives directly from its customers and consist primarily of traffic charges, subscription and usage charges; and

  •
  Interconnection revenues, which are the revenues PT Portugal receives from other telecommunications providers when their customers make calls or otherwise connect to PT Portugal's network from fixed lines or mobile devices.

  •
  Sales and other revenues, which are revenues from the sale of mobile phones and related equipment.

        Oi believes that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on PT Portugal's business. ANACOM has determined that all mobile operators have significant market power in call termination in the mobile networks market and has imposed price controls on interconnection rates for the termination of calls on mobile networks. ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, ANACOM issued a final decision in March 2012 that reduced mobile termination rates to €0.0127 as of December 31, 2012. These reductions have had, and are expected to continue to have, a significant impact on PT Portugal's interconnection revenues and consequently its cash flows and earnings.

        Mobile Services.    PT Portugal's products and services in the Personal Services category include:

  •
  a variety of voice and data tariff plans, both pre-paid and post-paid. Its post-paid tariff plans are designed to integrate unlimited voice and data plans targeted at high-value customers and its pre-paid tariff plans are designed to discourage migration to low-value tariff plans by offering additional voice and data services;

  •
  a portfolio of approximately 50 smartphones, including exclusive handsets, with the capability to use an array of value-added and convergent services (mobile TV, music on demand, navigation application, social network aggregator, cloud storage, etc.); and

  •
  mobile broadband offers with speeds of up to 150Mbps using 4G technology and offering free access to PT Portugal's national Wi-Fi network.

        As of December 31, 2014, approximately 62% of PT Portugal's personal services subscribers were using pre-paid tariff plans.

        In early 2012, PT Portugal launched a multi-SIM offer that can be used both in 3G and 4G tariff plans. This multi-SIM offer allows both MEO mobile broadband and smartphone users to share their data tariff allowance with more than one device.

        PT Portugal launched a 4G offering in 2012, and it continuously invests in new services. PT Portugal markets its 4G mobile broadband services through MEO's 4G and Meo 4G brands. PT Portugal's 4G offerings currently:

  •
  range in speed from 50Mbps to 150Mbps;

  •
  allow customers that are also Meo customers access to more than 60 live TV channels through the Meo Go service;

  •
  include a music streaming service through Meo Music, a multiplatform music streaming service, providing access to a catalog of millions of music tracks;

  •
  include Multi-SIM, for sharing of traffic among various devices, including PCs, through wireless dongles, tablets and smartphones; and

  •
  include Meo Drive, a navigation application available in iOS and Android Marketplaces.

        PT Portugal's 4G services are offered at monthly retail prices starting €34.99 (with discounts for early subscribers under a month loyalty program).

        In January 2013, following the launch of the M4O quadruple-play offering, MEO repositioned its post-paid voice and data tariff plans. In the post-paid category, unlimited plans now have four price points, or sizes:

  •
  the unlimited S, for €15.90 per month, which offers 600 MB of mobile internet, unlimited Wi-Fi access plus 100 minutes or SMS on all other networks;

  •
  the unlimited M, for €29.90 per month, which offers 1GB of mobile internet, unlimited Wi-Fi access plus unlimited voice and SMS, and 120 minutes or SMS on all other networks;

  •
  the unlimited L, for €39.90 per month, which offers 1GB of mobile internet and unlimited Wi-Fi plus unlimited voice and SMS on all other networks; and

  •
  the unlimited XL, for €69.90 per month, which offers 5GB of mobile internet and unlimited Wi-Fi access plus unlimited voice and SMS.

        All of these plans include Meo Music, which is otherwise priced at €4.99 or €6.99 per month, depending on whether the subscriber is an existing MEO customer.

        In the pre-paid market, MEO extended the all-day version of its "e nunca mais acaba" tariff plan to include (1) unlimited all-day voice and SMS for the MEO network and fixed networks, and (2) the ability to apply the equivalent of €20.00 monthly toward voice minutes and SMS on other mobile networks. This tariff plan also includes unlimited in-network video calls and can be configured with a 500 MB mobile internet option for €25.00 per month. MEO also extended its Moche tariff plans, for customers younger than 25 years of age, to include 1GB of mobile internet in the case of the monthly fee, and if the customer recharges the card with at least €11.00. The Moche tariff plans also include SMS options for use on other mobile networks. These changes in MEO's tariff structure were in response to price movements in the market and were aimed at maintaining MEO's competitive position in the market.

        In addition, through roaming agreements, PT Portugal's subscribers can make and receive mobile calls throughout Europe and in many other countries around the world. Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using the networks of other operators abroad. As of December 31, 2014, PT Portugal had entered into 2G roaming agreements with a total of 501 operators in 223 countries.

  Enterprise Services

        PT Portugal provides enterprise services to corporate, SMEs and SoHo customers in Portugal that need diversified telecommunications solutions and integration with IT services. PT Portugal has developed a full range of telecommunications services for businesses, and it integrates these services to provide its customers with service packages. By combining PT Portugal's communications capabilities with its software-based integrated systems and applications, PT Portugal offers integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. Oi believes that PT Portugal is the primary service provider in Portugal capable of offering customers a full range of integrated and customized services. The following table below sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Fixed retail accesses (in thousands):
PSTN/ISDN	679	720	725
Broadband customers	275	264	207
Pay-TV customers	179	155	86

Total fixed retail accesses	1,133	1,139	1,019

Mobile customers (in thousands)	1,542	1,457	1,514
Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(41)	(28)	(101)
Broadband customers	11	40	15
Pay-TV customers	24	48	18

Total fixed retail accesses	(6)	60	(68)

Mobile customers	85	(4)	69
Other data:
Retail RGU per access	1.67	1.58	1.41
ARPU (in Euros)	20.2	21.8	23.8
Non-voice revenues as percentage of revenues	59.1	55.0	50.3

        Components of Revenue.    PT Portugal's revenues from enterprise services of its operations in Portugal include the following components:

  •
  traffic charges for voice and data services;

  •
  outsourcing or management services and fees for BPO services; and

  •
  consultancy fees.

        Enterprise Services.    PT Portugal's enterprise services include:
  •
  Network and voice services, which include fixed voice services, fixed and mobile convergence services, broadband data services, Ethernet services, digital leased lines and VSAT services, business high band fiber-based internet, VPN accesses and applications, and global services for multinational customers.

  •
  IT services, which include data center services (such as housing and hosting), cloud based solutions (primarily public and private virtual servers, remote backup and storage, hosted e-mail and web hosting), security managed services based on a security operations center, business continuity services and disaster recovery, IT infrastructure outsourcing and IT and security consultancy.

  •
  Business solutions and applications, which include unified communications, IP Centrex and voice servers, digital signage—Corporate TV, messaging and interaction solutions, business video communications and telepresence solutions, machine-to-machine managed connectivity and vertical end-to-end solutions, BPO services, vertical solutions for special business market customer categories (such as health care and the public sector), special bundling services for SMEs using the "Office Box" brand name, and outsourcing.

        PT Portugal provides these services to its enterprise customers using three customer categories:

  •
  Residential+ customers, served with an offering based on the convergence of voice and broadband services;

  •
  Connected+ customers, served mainly with multi-employee connectivity services, including mobility solutions for traveling employees, and simple software solutions; and

  •
  Integrated+ customers, served with a full range of telecommunications and technological services, such as unified communications, outsourcing of ICT services, application integration, machine-to-machine and specific IT/IS solutions, BPO services and IT consultancy.

        The provision of services to PT Portugal's corporate customers is guided by the following strategic objectives:

  •
  maximize value from traditional telecommunications services by upselling additional services, including fixed-mobile convergence on FTTH, VPN, LAN management and video services;

  •
  accelerate IT transformation through cloud computing, by building upon partnerships with key suppliers to enable business process transformation and cost reductions to its corporate customers, with a special focus on "system on a chip" ("SOC") based security solutions;

  •
  capture mobile data growth through 4G solutions and new machine-to-machine projects;

  •
  use specialization to achieve gains from scale, including by focusing on outsourcing and BPO services to improve productivity; and

  •
  introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and other convergent services.

        As part of its enterprise services, PT Portugal provides a broad offer of integrated and vertical solutions. PT Portugal continues to market its Office Box product for SMEs, which allows integrated solutions with one bill and on a pay-per-employee basis bundling voice and data communication services: (1) connectivity: mobile and fixed voice and broadband, (2) devices: PCs, phones and mobile phones, routers and switches, and (3) mobility: cloud solutions including customized domains, e-mail accounts, hosting sites and optional software. PT Portugal provides vertical solutions through its Office Box product which includes tailored software systems for health clinics, restaurants and hotels, including access to an online marketing and booking system and a full suite of hotel-management software. For large corporations, PT Portugal provides: (1) integrated solutions, bundling customized connectivity and IT services with dedicated account managers, and (2) unified communications integrated services without requiring capital expenditures on a pay-per-employee basis, including a flat voice rate, customer equipment and a full set of collaboration functionalities. PT Portugal's secure and innovative cloud offering provides a broad portfolio of services, including (1) web services, such as webhosting, instant website, database hosting and e-mail relay, (2) security services, comprising e-mail security, remote backup, video surveillance and clean pipes, and (3) IT resources, including remote desktop, public and private servers, SAP HANA and virtual drives. PT Portugal has developed this end-to-end offering with strategic partnerships that enable PT Portugal to leverage its technological skills and integration capacity in key markets in Portugal and Africa.

        PT Portugal provides IT and BPO services for corporate customers through PT Sistemas de Informação, S.A. ("PT SI") which provides an integrated ICT service and IT/IS outsourcing capabilities, and PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A. ("PT Pro") which provides BPO and shared services. See "—Shared Services Companies."

        PT Portugal has a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce PT

Portugal's position as a leader in this area, it is pursuing a partnership strategy with the primary information technology suppliers in the market, particularly software and hardware providers.

        PT Portugal offers services in partnership with leading operators and service providers such as Telefónica, British Telecom and Orange. PT Portugal uses systems and networks in partnership with Nokia Solutions and Networks Portugal, Alcatel-Lucent, Ericsson, Huawei, Cisco Systems, Nortel Networks, Critical Software, Microsoft and SAP, among others.

        In 2012, PT Portugal pursued partnerships with Microsoft and SAP, and in 2013 with Ericsson, towards developing, implementing and continuously launching new services in PT Portugal's cloud computing offer, SmartCloudPT, which is intended to help companies adopt more efficient business models by reducing costs related to information technology.

  Wholesale and Other Services

        In addition to the services PT Portugal provides in Portugal in its primary customer categories of residential services, personal services and enterprise services, it provides wholesale services and generates a small amount of revenue from other activities, such as the production and distribution of telephone directories. PT Portugal's wholesale services consist of:

  •
  domestic and international interconnection telephone services that PT Portugal provides to other telecommunications services providers in Portugal;

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

  •
  narrowband internet access origination services, which PT Portugal provides to ISPs;

  •
  international carrier services (transport, transit and/or termination) for international switched traffic; and

  •
  other services provided to telecommunications services providers and operators, such as IP international connectivity.

        PT Portugal also provides public pay telephone services, advertising on www.sapo.pt, its internet portal, and rentals of equipment and other infrastructure. We describe some of PT Portugal's wholesale services below.

        Interconnection Traffic.    The service providers who purchase interconnection services from PT Portugal include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by PT Portugal's network. Providing interconnection services means allowing third parties to connect their networks to PT Portugal's network, and vice versa. PT Portugal has interconnection rates primarily for call termination, call origination, transits and international interconnection. In accordance with EU and Portuguese regulations, PT Portugal's national interconnection prices are cost-oriented, applying a pure BU-LRIC cost model for call termination.

        Leased Lines.    PT Portugal leases lines to other telecommunications providers for fixed, mobile and data communications services, including its own subsidiaries and competitors. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points. PT Portugal offers both national terminating segments and trunk segments at the wholesale level. PT Portugal also leases international circuits to national and international operators to allow them to complete their circuits (often circuits that pass through Portugal linking other countries), and it sells segments of international circuits to international operators. The three current mobile telephone operators in Portugal, which include PT Portugal's subsidiary MEO, Vodafone Portugal and ZON Optimus, are among its wireline business's largest leased line customers.

        Digital Terrestrial Television Services.    In 2008, pursuant to the EC's proposal to cease analog transmissions in all member states by 2012, ANACOM launched a public tender to grant the rights of use of frequencies allocated to the transmission of digital terrestrial television ("DTT") signals. Following a public tender launched by ANACOM in 2008, PT Comunicações was granted the frequency usage rights for DTT associated with the transmission of the signal for free-to-air television programs (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." In 2009, the Portuguese media regulatory authority (Entidade Reguladora para a Comunicação Social) ("the ERC") notified PT Portugal of its final decision to grant PT Portugal a license to act as a TV distribution operator. Although ANACOM has revoked the rights of use of the frequencies which are necessary to use this license, the license remains valid.

        PT Portugal launched DTT (using DVB-T, or terrestrial signals) in 2009, initially covering 29 municipalities and more than 40% of the population. By the end of 2011, PT Portugal achieved 100% coverage of the Portuguese population (approximately 90% using DVB-T and 10% using DVB-H (satellite)). The switch-off of the analog television network in Portugal occurred on April 26, 2012.

        DTT only encompasses broadcasting of free-to-air television programs, while PT Portugal's Meo offer comprises both free-to-air television programs, as well as Pay-TV channels, provided over FTTH, ADSL and DTH technologies.

Marketing in Portugal

  Residential Services

        In the third quarter of 2013, PT Portugal aired a new campaign, Mundo Meo, to strengthen its market position as an innovative brand in the Pay-TV market. This campaign describes Meo's key differentiating features: (1) Meo Kanal, an application that allows users to produce, edit and share multimedia user content on television with other Meo customers; (2) Meo Karaoke; (3) PVR-experience; (4) interactive apps, and (5) Meo Music (formerly Music Box), a music streaming service. In September 2013, Meo was named by Meios e Publicidade, an independent Portuguese specialized magazine, as the brand of the year.

  Personal Services

        In 2013, PT Portugal divided the marketing strategy for its personal segment into two key brands. PT Portugal expects to use Meo, the primary and pre-existing brand, and a leading brand in mobile telecommunications in Portugal, to serve the broader market and to focus on the growth of its post-paid base through dedicated tariff plans and attractive pricing policies in smartphones. PT Portugal markets personal services through more than 2,100 points of sale, including its sales force, retail shops, supermarket chains and independent dealers.

        In January 2014, as part of its convergence strategy and building on the 2013 launch of M4O, PT Portugal announced that all services rendered by MEO would be provided under the Meo brand.

        PT Portugal developed Moche, its new youth brand, to encourage a broad-based use of mobile internet. Moche is supported by its brand positioning and values and is tailored to the target youth demographic.

        PT Portugal also has a low-cost brand, Uzo, that targets low-cost subscribers and uses PT Portugal's 2G network. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo is offered through the internet, Uzo call centers (which are separate from MEO's call centers) and independent news stands and shops located throughout Portugal.

Networks in Portugal

        PT Portugal's networks in Portugal are comprised of physical and logical infrastructures through which Oi provides fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources.

  Fixed Network

        PT Portugal's FTTH network covers 1.6 million homes in Portugal. In July 2014, PT Portugal entered into an agreement to deploy, exchange capacity and share its fiber network with Vodafone Portugal. This agreement includes sharing of dark fiber in approximately 900 thousand homes, in which each party shares approximately 450 thousand homes, which commenced in December 2014. PT Portugal's network, which is developed in urban areas, is a strategic investment to improve its competitiveness among residential customers, where it can offer distinctive Pay-TV and bundled offers.

  Mobile Network

        PT Portugal provides mobile telephone services using the GSM, or 2G, Universal Mobile Telecommunications System, or 3G, and Long-Term Evolution, or 4G, technologies. Within PT Portugal's 2G offering, it provides services in the 900 MHz and 1800 MHz band spectrums. At launch in March 2012, PT Portugal's 4G service was available to 20% of the Portuguese population, and as of December 31, 2014, the coverage area has been expanded to reach 93% of the Portuguese population.

  IP Networks

        PT Portugal provides services over the largest IP/MPLS backbone in Portugal. PT Portugal has points of presence in all major cities throughout Portugal, and PT Portugal links its network to its customers' premises through switches and access points that it owns. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. PT Portugal also provides high speed internet access through ADSL and Ethernet.

  Data Center Network

        Following the opening of PT Portugal's Tier 3 top-European level data center in Covilhã in central Portugal in September 2013, PT Portugal's data center network consists of seven data centers located in Lisbon, Oporto, the Azores, Madeira and Covilhã. The data center in Covilhã provides the base infrastructure for offering solutions that will serve the needs of national and international individuals and businesses. Against the backdrop of growth in global data usage, PT Portugal believes the Covilhã data center provides PT Portugal with the technological means to respond to customer demands for coverage, speed, reliability and security.

        The Covilhã data center occupies a total area of 75,500 square meters and increases PT Portugal's total IT room space from 14,000 square meters to 26,000 square meters, the number of servers from 6,000 to 56,000, and capacity storage from three Pbytes to 33 Pbytes. This data center is connected to PT Portugal's backbone network (100 Gbps), enabling the export of data storage capacity and technological services abroad. The first block was inaugurated with six IT rooms of 520 square meters each and a PUE (power usage effectiveness) of 1.25. This new infrastructure will allow PT Portugal to further take advantage of the cloud services business opportunity. Cloud services are considered to be an attractive growth point in the telecommunications industry.

Suppliers in Portugal

        In 2013, PT Portugal obtained telephones and equipment for its fixed line voice, broadband and Pay-TV services from several suppliers, including Novabase, Alcatel-Lucent and Motorola. PT Portugal obtains television content, including premium channels, from several national and international suppliers. PT Portugal does not manufacture handsets, but it has agreements with a number of manufacturers to sell handsets in Portugal, including Nokia, Samsung, ZTE, Huawei, Apple, Sony, LG and RIM.

Competition in Portugal

        The Portuguese telecommunications market has been characterized by a broad trend towards consolidation in the past several years. In November 2008, ZON acquired several regional cable TV companies and acquired the residential business of AR Telecom in March 2012, before merging with Optimus, the third-largest mobile operator, in August 2013 to create ZON Optimus, which is now known as "NOS." In 2012, Altice (a European private equity group that owns Numericable, the leading cable operator in France) consolidated its stake of Cabovisão, a regional residential Pay-TV operator, with Oni, a telecom company mostly focused on serving enterprise and corporate customers, to form Cabovisão/Oni Telecom.

        As described above in "—Transactions with Oi—Proposed Sale of PT Portugal to Altice," Oi has agreed to sell all of the share capital of PT Portugal to Altice Portugal, a subsidiary of Altice. On April 20, 2015, the European Commission cleared the sale of PT Portugal on the condition that Altice sell its interest in Cabovisão/Oni Telecom.

  Residential Services

        Oi faces heavy competition from various telecommunications operators in the residential services market. Our primary competitors include NOS, Vodafone Portugal (a Vodafone Group subsidiary), Cabovisão/Oni Telecom (100% owned by Altice, AR Telecom and Colt.

        As of December 31, 2014, Portugal had a penetration of 44.0 per 100 inhabitants in the fixed voice market according to ANACOM, and PT Portugal held an estimated 54.1% market share of access lines.

        As of December 31, 2014, fixed broadband internet reached 2,710 thousand subscribers in Portugal, with market penetration of 27.1 per 100 inhabitants, according to ANACOM data, and PT Portugal had a 48.5% market share.

        As of December 31, 2014, Pay-TV reached 3,350 thousand subscribers in Portugal, with market penetration of 53.7% of Portuguese households, according to ANACOM data, and PT Portugal had a market share of 42.2%. NOS was the market leader with a 44.0% market share, followed by Vodafone with a 7.5% market share, and Cabovisão/Oni TelecomVodafone with a 6.2% market share. The remaining competitors did not have significant market shares.

        Although the Portuguese regulatory regime requires that carrier pre-selection is offered in the fixed voice market, the fixed voice market in Portugal is primarily a direct access market as a result of the focus of operators on direct access commercial offers that place a strong emphasis on customer migration from pre-selection configurations. As of December 31, 2014, there were approximately 87 thousand customers in pre-selection according to ANACOM, the lowest number since 2001.

        PT Portugal's fixed services face strong competition from both fixed line operators and mobile operators. Currently, all mobile network operators offer residential services supported by mobile networks that are a direct alternative to PT Portugal's fixed line telephone services, competing for the same customers. In addition, all mobile network operators have launched low-cost brands that are designed to reach the lower-end segment of the mobile market and have had an adverse effect on the number of subscribers to fixed line retail service.

        A major trend in the Portuguese telecommunications market in recent years has been the launch of bundled offers with a strong focus on triple-play services. This strategy has been followed by several telecommunications operators, including PT Portugal (through its Meo brand), ZON Optimus, Cabovisão/Oni Telecom and Vodafone Portugal. Among these companies, both PT Portugal and ZON Optimus have a strong triple-play customer base (as of December 31, 2014, PT Portugal had 951 thousand triple-play subscribers). As of December 31, 2014, 53.8% of PT Portugal's fixed line customers have triple-play services. PT Portugal competes in terms of content and price through the launch of bundled offers combining several services.

        The merger of ZON and Optimus increased the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON Optimus leveraged its new position as an integrated telecommunications operator by launching ZON4i in October 2013. This quadruple-play service competes with PT Portugal's M4O service, which was launched in January 2013. PT Portugal has since then launched M4O for satellite TV customers (adding to fiber and xDSL launch offers) and M3O (a triple play bundle offer with television, fixed voice and mobile voice). All operators are leveraging new convergent fixed-mobile offers to reduce churn and secure their market shares in both the residential and personal services markets.

        ZON Optimus and Cabovisão/Oni Telecom have leveraged their coaxial cable networks to upgrade to the DOCSIS 3.0 standard. Vodafone Portugal has based its offers mainly on IPTV, relying on PT Portugal's wholesale offer (ULL) and on its own FTTH network, covering 1.4 million homes in Portugal as of December 31, 2014. ZON Optimus is obligated to provide Vodafone Portugal with access to its fiber network as part of a remedy imposed by the Portuguese Competition Authority after the merger of ZON and Optimus.

        Recently, operators have been offering unlimited voice communications to all national and up to 50 international fixed destinations, whenever the fixed voice service is purchased as part of a fixed service bundle. This competitive movement aimed to respond to the eroding revenues from international telephone service due to (1) falling international call prices, (2) extensive usage of leased lines by large users through which they connect to networks outside Portugal, (3) aggressive competition from calling cards, (4) rerouting of calls by other international operators, and (5) VoIP, which increasingly enables communications at lower prices than traditional public switched telephone networks. These factors have resulted in significant pressure on PT Portugal to reduce international fixed line telephone tariffs.

  Personal Services

        In the mobile market, MEO competes with Vodafone Portugal and ZON Optimus, the two other mobile network operators licensed to provide mobile telephone services in Portugal. In 2007, CTT, the Portuguese postal company, launched "Phone-ix," an MVNO (Mobile Virtual Network Operator) supported by MEO's network. In 2012, an international MVNO, Lycamobile, was launched in Portugal, supported on Vodafone's network, focusing on offering low-cost international voice and data services targeting a niche market mainly composed of immigrant communities. In early 2013, Vectone, another low-cost MVNO targeting ethnic minorities, was launched, hosted by ZON Optimus' network. As of December 31, 2014, none of these MVNOs has been able to gain relevant market share. In 2013, Cabovisão/Oni Telecom announced that it intended to enter the mobile telephone services by late 2013, in order to compete with PT Portugal's and ZON Optimus quadruple-play offers, and that it was engaging in negotiations with the three mobile network operators to obtain the necessary access to infrastructure. As of the date of the Oi Form 20-F, Cabovisão/Oni Telecom has not launched its MVNO operation.

        As of December 31, 2014, there were approximately 160.5 active mobile cards per 100 inhabitants in Portugal according to ANACOM data, making Portugal one of the European countries with the highest adoption rate of mobile services. Oi believes that this level of penetration derives from a dynamic market, mostly based on pre-paid services, where operators are focused on providing an extended product portfolio in order to address an extensive range of communication needs for their customers.

        As of December 31, 2014, MEO had a 47.3% market share in terms of active mobile cards in the Portuguese market, according to ANACOM data. As of December 31, 2014, there were 669 thousand customers using dongles/modems to receive mobile broadband service, according to ANACOM data.

        In the mobile broadband market, the competitive landscape has been challenging. Both in 3G and 4G tariff plans, Vodafone Portugal and ZON Optimus have promoted their services aggressively through pricing campaigns under which they decrease the monthly fee during a certain period, as well as subsidize USB dongles.

        All mobile operators launched 4G commercial offers in early 2012, both in the form of smartphones and dongles, and they have been marketing them aggressively. Operators have also been focusing on extending 4G network coverage as quickly as possible.

        Market share leadership is and will continue to be MEO's priority, as its main mobile competitors, Vodafone Portugal and ZON Optimus, are expected to continue to market their services aggressively.

        A major trend in the Portuguese mobile telecommunications market in recent years has been the launch of aggressive on-net differentiated pricing plans, known as "tribal plans," led by Optimus (with "Tag") and followed by MEO (with Moche) and Vodafone Portugal (with "Extreme" and "Extravaganza"). These tribal plans, targeting the youth segment through strong marketing campaigns, reached beyond this segment and became mass market plans with a strong relative presence in the personal mobile market.

        In addition to the tribal plans, some post-paid, on-net oriented bundles of "voice+internet" were launched by MEO (with tmn unlimited), Optimus (with "Smart") and Vodafone Portugal (with "Best"). The focus on on-net oriented flat rate plans and bundles of "voice+internet," which offer unlimited on-net voice calls, led to an increase in minutes of usage and an erosion of average revenue per minute.

        In early 2011 MEO expanded its pricing plan portfolio with the launch of e nunca mais acaba, a pre-paid flat-fee, on-net pricing plan that expands the tribal plan concept to all MEO customers; this concept was later followed by Vodafone (with "Vita 0") and Optimus (with "Zero").

        In April 2012, MEO launched a tribal plan, moche sub-25, specifically designed for the youth segment, restricting new additions to those able to prove they are 25 years old or younger. This under-25 tribal plan has a different monthly fee and includes additional services that are appealing to this segment, such as music streaming, unlimited all-net SMS and an internet data allowance. The introduction of this plan was countered by Optimus with the launch of "TAG sub-25." Vodafone Portugal chose not to launch an under-25 tribal plan, decreasing instead the monthly fee and adding internet data allowance to its mass market tribal plans. MEO and Optimus followed Vodafone Portugal's lead in their mass market tribal plans.

        Mobile operators are also undertaking aggressive marketing efforts, often offering a subscription fee that allows access to cheaper communications during a limited period. Aggressive pricing structures and campaigns have stimulated usage at the expense of eroding retail revenues. MEO has recently launched marketing campaigns focused on its under-25 tribal plan, using this tariff plan to better segment the market and target its efforts more efficiently.

        Vodafone Portugal has access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes) to compete against MEO in the Portuguese mobile telephone market. In addition, by strengthening its position in the mobile business, these assets enable Vodafone Portugal to compete more directly and in fixed line services.

  Enterprise Services

        PT Portugal faces significant competition from several operators in the enterprise services market, primarily ZON Optimus, Vodafone Portugal, Cabovisão/Oni Telecom, AR Telecom and Colt. These companies compete with PT Portugal in providing data communications, voice services and internet services to business customers. Customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

        PT Portugal's competitors may use satellite-based networks, public network operators' infrastructure, leased lines and their own infrastructure to provide telecommunications services to customers. These are all alternatives to PT Portugal's leased lines offer. As a result of competition, PT Portugal has reduced its prices for leased lines and is focusing on value-added solutions based on Internet Protocol Virtual Private Networks ("IP VPN").

        In September 2013, PT Portugal launched a Tier 3 top-European level data center in Covilhã. PT Portugal intends to use its data centers to position itself ahead of its competition in cloud computing services, which PT Portugal expects will be an additional source of revenue as well as a retention and loyalty tool in PT Portugal's data and corporate customer category.

  Other Services

        PT Portugal faces competition in its wholesale services. Fixed and mobile operators, other than MEO, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using PT Portugal's network. This is decreasing wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

        The interconnection business faces more direct competition as operators are focusing on installing and operating their own public wireline telephone networks in an effort to make direct access offers.

        Some international operators are now providing wholesale services in Portugal, including international telephone services, network interconnection, data services, and broadband access to Portuguese ISPs.

Shared Services Companies

  PT Cloud

        PT Cloud e Data Centers, S.A. ("PT Cloud") is responsible for data centers, information systems and information technology activities of PT Portugal's business units in Portugal. PT Cloud provides cloud services, integrated information systems and information technology services to PT Portugal's business units in Portugal, as well as to PT Portugal's existing and new customers. Oi holds 100% of the share capital of PT Cloud.

  PT Inovação e Sistemas

        PT Inovação e Sistemas, S.A. ("PT Inovação e Sistemas") is responsible for research and development activities in Portugal. PT Portugal's research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration and have led to the introduction of innovative products and services. PT Inovação e Sistemas's activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

  PT Contact

        PT Contact—Telemarketing e Serviços de Informação, S.A. ("PT Contact") is responsible for call center operations in Portugal. PT Contact takes advantage of economies of scale and process alignments to reduce costs in PT Portugal's call center operations.

  PT Pro

        PT Pro aggregates all of PT Portugal's back-office activities in Portugal. PT Pro takes advantage of economies of scale and process alignments throughout PT Portugal's group to reduce costs in back-office activities.

Authorizations and Licenses in Portugal

  PT Portugal's Fixed Line and Data Licenses

        PT Portugal holds the following licenses: (1) a non-exclusive license to provide fixed line telephone services; (2) a nonexclusive license to be a "Public Telecommunications Networks" operator; and (3) all the licenses formerly held by Telepac, S.A. including a data communications license. PT Portugal's data communications license authorizes it to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes PT Portugal to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes PT Portugal to construct certain network infrastructure in connection with licensed services. Since 1997, PT Portugal has also held a license to provide data communications services using satellite infrastructure and a license to offer voice services to corporate networks and other closed groups of users.

  MEO's Mobile Service License

        Through MEO, PT Portugal holds a renewable license to provide 2G digital mobile telephone services throughout Portugal. The authorization for the use of 2G radio spectrum is valid until March 16, 2022. PT Portugal is required to comply with a number of mobile telephone service criteria, including satisfying minimum quality standards regarding blocked call rates, network effectiveness and servicing time, and providing certain services. PT Portugal is also required to provide ANACOM with information about its mobile telephone operations, including the number of customers, number and average duration of calls on a quarterly basis, and annual information about the development of infrastructure.

        In March 2012, ANACOM formally allocated to MEO rights to the following spectrum for 15 years following a multiband auction for the provision of electronic communications services based on 4G technology:

  •
  2 × 10 MHz in the 800 MHz band for a final price of €90.0 million;

  •
  2 × 14 MHz in the 1800 MHz band for a final price of €11.0 million; and

  •
  2 × 20 MHz in the 2.6 GHz band for a final price of €12.0 million.

        These rights are reflected in a license agreement that is valid until March 2027 and includes and supersedes the previous 2G and 3G licenses issued to MEO by ANACOM. MEO's existing license imposes certain requirements on MEO, including the following:

  •
  Mobile network obligations for 800 MHz: MEO must enter into agreements with mobile virtual network operators and national roaming agreements with operators with rights of use on frequencies greater than 1 GHz.

  •
  Coverage obligations for 800 MHz: For each lot of 2 × 5 MHz in the 800 MHz band, MEO must cover a maximum of 80 of the 480 municipal areas without adequate broadband coverage on the date of the 4G license.

  DTT Usage Rights

        PT Comunicações holds frequency usage rights for DTT associated with the transport of the signal of free-to-air television channels (the RTP, SIC and TVI broadcast channels), the so-called "Multiplex A" or "Mux A." PT Comunicações fulfilled all of its obligations with respect to the usage grant and successfully concluded the channel update process. PT Comunicações is entitled to receive compensation or reimbursement, to be provided pursuant to a governmental ordinance, for the costs related to the channel update process. The switch-off of the analog television network in Portugal occurred in April 2012. Designed to ensure equal access to DTT, the DTT usage rights require PT Comunicações to subsidize the installation and purchase of DTT-related equipment for individuals with special needs (e.g., the elderly, low income groups, etc.).

Properties in Portugal

        PT Portugal's principal properties consist of buildings and telecommunications installations. These include various sizes of exchanges, transmission equipment, cable networks, base stations for mobile networks, equipment for radio communications and a nationwide network of ducts. They are located throughout Portugal and internationally. PT Portugal and its subsidiaries own several office buildings in Portugal. PT Portugal's main proprietary office space with over 5,000 square meters is located at the following addresses:

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

  •
  Av. de Zarco, Funchal, Portugal (7,025 square meters); and

  •
  Rua Conselheiro Veloso Cruz, 532, Vila Nova de Gaia, Portugal (6,044 square meters).

        PT Portugal is not aware of any material environmental issues that may affect its use of these properties.

Intellectual Property

        PT Portugal has registered its important trademarks, such as "Portugal Telecom," "PT Comunicações," "Telepac," "Sapo," "Meo," "Moche" and their related logos, in Portugal. PT Portugal has also applied for a European Community trademark for "Portugal Telecom" and PT Portugal's logo. PT Portugal does not own any registered patents or copyrights which are material to its business as a whole.

Other International Operations

        In 2007, PT SGPS formed Africatel Holdings B.V. ("Africatel") and contributed to Africatel its equity interests in (1) Unitel, which operates in Angola, (2) Mobile Telecommunications Limited ("MTC") which operates in Namibia, (3) Cabo Verde Telecom, S.A. ("CVTelecom") which operates in Cape Verde, and (4) CST—Companhia Santomense de Telecomunicações S.A.R.L. ("CST") which operated in São Tomé and Príncipe, among others. In 2007, PT SGPS sold 22% of the equity interests in Africatel to Samba Luxco S.à.r.l. ("Samba Luxco") an affiliate of Helios Investors LP ("Helios") a private equity firm operating in sub-Saharan Africa, and entered into a shareholders' agreement with Samba Luxco regarding governance and liquidity rights relating to Africatel. In 2008, PT SGPS sold an additional 3% of the equity interests in Africatel to Samba Luxco.

        As of December 31, 2014, in addition to its interests in Unitel, MTC, CVTelecom and CST, Africatel owns Directel—Listas Telefónicas Internacionais, Lda. ("Directel"), which publishes telephone directories and operates related data bases in Angola, Cabo Verde, Mozambique, Uganda and Kenya.

        As a result of Oi's acquisition of PT Portugal in May 2014, Oi owns 75% of the equity interests in Africatel. PT Portugal, Oi's subsidiaries PT Ventures and Africatel GmbH & Co KG ("Africatel GmbH"), and Samba Luxco are parties to a shareholders' agreement under which Oi has ownership and management control of Africatel, which we refer to as the Africatel shareholders' agreement.

        On September 16, 2014, PT SGPS and Africatel GmbH, which directly holds Oi's interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi's acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel Shareholders Agreement, and that this change of control entitled Samba to exercise a put right under the Africatel Shareholders' Agreement at the fair market equity value of Samba's Africatel shares. In the letter, Samba purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

        On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel Shareholder's Agreement.

        On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH and PT SGPS that Samba had commenced arbitral proceedings against them to enforce its purported put right or, in the alternative, certain other rights and claims allegedly arising out of the transactions between PT SGPS and Oi that included the Oi Capital Increase. These other alleged rights and claims include claims relating to purported rights of first offer, first refusal and tag-along that Samba believes were also triggered by the forgoing transactions. Africatel GmbH and PT SGPS presented their answer to Samba's request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015.

Unitel, Angola

        In 2000, PT Ventures, then a wholly-owned subsidiary of PT SGPS, acquired 25% of the share capital of Unitel, a 2G mobile operator in Angola. Unitel began operations in Luanda in 2001. In connection with this investment, PT Ventures entered into a shareholders' agreement with the other shareholders of Unitel regarding governance and liquidity rights relating to Unitel, and dispute resolution provisions. In 2007, PT SGPS contributed its shares of PT Ventures to Africatel. As a result of Oi's acquisition of PT Portugal in May 2014, it has an 18.75% economic interest in Unitel. Oi accounts for this investment as an asset held for sale. See "Item 3—Key Information—Risk Factors—Risks Relating to Africatel, Unitel and Oi's Other International Investments" and "Item 8—Financial Information—Legal Proceedings."

MTC, Namibia

        In 2006, PT SGPS acquired 34% of the capital of MTC, a Namibian mobile operator, from Namibia Post and Telecom Holdings ("NPTH"), a state-controlled entity. In connection with this transaction, PT SGPS entered into a shareholders' agreement with NPTH regarding governance and liquidity rights relating to MTC, which allowed PT SGPS to set and control the financial and operating policies of MTC. In 2006, PT SGPS contributed its shares of MTC to Africatel and assigned its rights under the shareholders' agreement to Africatel. As a result of Oi's acquisition of PT Portugal, Oi fully consolidates MTC in its consolidated financial statements.

        As of December 31, 2014, MTC had 2,574 thousand customers, of which 94.3% were customers under pre-paid plans.

        MTC was established in 1994 and provides mobile telecommunications services under the terms of a 15-year technology- and service-neutral concession granted in March 2012 that replaced its earlier licenses. Under the terms of this concession, MTC is permitted to offer 2G, 3G and 4G services. MTC commenced offering 4G services in Windhoek, the capital of Namibia, in May 2012 and, as of December 31, 2014, had expanded its coverage to ten additional cities.

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

        During 2014, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G technology and its Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues, and (3) selling Smartshare, a convergent internet/ mobile service that combines Netman home (internet router) with up to three smartphones.

CVTelecom, Cape Verde

        PT Ventures owns 40% of the share capital of CVTelecom, a provider of fixed-line and mobile services in the Cabo Verde Islands. In 2000, PT Ventures, entered into a shareholders' agreement with the other shareholders of CVTelecom, regarding governance and liquidity rights relating to CVTelecom, that allowed PT Ventures to set and control the financial and operating policies of CVTelecom. As a result of Oi's acquisition of PT Portugal, Oi fully consolidated CVTelecom in its financial statements as of December 31, 2014. In December 2014, the other shareholders of CVTelecom notified Oi that as a result of its acquisition of PT Portugal, the shareholders agreement governing CVTelecom had been terminated. Although Oi disputes this interpretation of the shareholders' agreement and will defend its rights under the shareholders' agreement, at a general shareholders meeting of CVTelecom in March 2015, Oi was only able to elect three of the seven members of the board of directors of CVTelecom. As a result, for dates and periods ending after January 1, 2015, Oi expects to record its interest in CVTelecom under the equity method.

        As of December 31, 2014, CVTelecom had 60 thousand fixed-lines in service, which represents approximately 11.7 fixed main lines per 100 inhabitants. As of December 31, 2014, CVTelecom had 435 thousand active mobile telephone cards, of which 98.6% were pre-paid customers.

        CVTelecom was established in 1995 and provides fixed-line and mobile telecommunications services under the terms of a 25-year license granted in 1996. In December 2011, CVTelecom was granted a license to provide 3G services in Cabo Verde. In May 2012, CVTelecom's connection to the West African Cable System, a submarine cable which connects CVTelecom's network to networks in West Africa and Europe, began operating.

        In 2006, the National Communications Agency (Agência Nacional das Comunicações) granted the second license to provide fixed-line and mobile telecommunications services in Cabo Verde to T Plus S.A. ("T Plus"), which commenced operations under the brand "T+" in December 2007. In December 2011, T Plus was granted a license to provide 3G services in Cabo Verde. In October 2012, a controlling interest in T Plus was acquired by Unitel Holdings, which is controlled by Mrs. Isabel dos Santos.

        During 2014, CVTelecom launched several commercial offers, both mobile and fixed lines, aimed at promoting usage and customer loyalty, including: (1) the development of a youth segment, based on the "Powa Swag" service, (2) the launch of several voice promotions, such as "Di Borla Domingão," and (3) the development of "ZAP," an NPlay offer. As of December 31, 2014, broadband and IPTV customers represented 29.1% and 10.3% of CVTelecom's fixed line customer base, respectively.

CST, São Tomé and Principe

        Africatel owns 51.0% of the share capital of CST, which provides fixed and mobile services in São Tomé and Principe. As of December 31, 2014, CST had 146 thousand mobile customers.

        CST was established in 1989 and provides fixed-line and mobile telecommunications services under the terms of a 20-year license granted in 2007. CST began offering 3G services in São Tomé and Principe in March 2012 anticipating the connection of its network to the Africa Coast to Europe submarine cable which was inaugurated at the end of 2012. In March 2013, the General Regulatory Authority (Autoridade Geral de Regulação), the telecommunications regulator in São Tomé and Principe granted the second license to provide fixed-line and mobile telecommunications services in São Tomé and Principe to Unitel Holdings, which is controlled by Mrs. Isabel dos Santos. The second operator commenced commercial activity in July 2014.

Regulation

PT SGPS

        We are subject to a variety of regulations as well as general competition law and other laws. Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the EC and national, state, regional and local authorities. This section describes the regulatory frameworks and key regulatory developments at the regional level and Brazil and Portugal.

Regulatory Institutions

  •
  European Commission.  The EC ensures that EU member states fully and correctly implement EU requirements in national law. The EC routinely monitors the status of EU member states in implementing EU directives. Most of the EU rules on competition and sector-specific regulation have the force of law in all EU member states and therefore apply to us in Portugal. The Directorate General for Competition of the EC is responsible for considering potential claims that our business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Lisbon relating to competition in the EU. Among other things, the Treaty of Lisbon prohibits (1) agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU and (2) any abuse of a market-dominant position within the EU that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. The Directorate General for Communications Networks, Content & Technology (DG Connect) of the EC is responsible for, among others, coordinating the regulatory framework for competition and growth over the entire range of issues in the telecommunications field: economic analysis, impact assessment, policy development, regulatory compliance.

  •
  ANACOM.  The Autoridade Nacional das Comunicações ("ANACOM"), is the Portuguese telecommunications regulator. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications networks and services providers in Portugal. The Portuguese government has substantially increased the autonomy of ANACOM and has allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against us by our competitors, our customers and other interested parties. It can impose fines on us if we do not meet our obligations under the law or its determinations. ANACOM's decisions are subject to judicial review.

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

  •
  ERC.  The Entidade Reguladora para a Comunicação Social ("ERC"), is the independent regulatory authority for the Portuguese media. ERC's primary responsibilities are the regulation and supervision of all entities that undertake media activities in Portugal. ERC is a legal entity endowed with administrative and financial autonomy. ERC oversees compliance with respect to fundamental rights such as freedom of the press, right to information, independence from political and economic power and freedom of speech. It is also responsible for monitoring compliance by all companies operating in the media sector, with standards for media and broadcast content, as well as for promoting the proper and effective functioning of the market where such companies operate. ERC's decisions may affect, among others, news agencies, periodicals, radio or television operators, and radio and television distribution operators.

  •
  CMVM.  Our activities are regulated by the Portuguese Securities and Exchange Commission (Comissão do Mercado de Valores Mobiliários—"CMVM"). The CMVM is charged with the task of supervising and regulating securities and other financial instruments markets (traditionally known as "stock markets") in Portugal, as well as the activity of all those who operate within such markets. The CMVM is an independent public institution, with administrative and financial autonomy. The supervision carried out by the CMVM includes (i) ongoing supervision of the acts of individuals or entities, which operate in capital markets, for the purpose of detecting unlawful acts, particularly in stock market trading, (ii) monitoring rules compliance, (iii) the detection of criminal offences; (iv) the punishment of infringers, namely through the imposition of fines, (v) the grant of registrations of individuals and operations to determine compliance with applicable rules, and (vi) information disclosure, particularly with respect to listed companies, through the CMVM website on the Internet.

Regulation of the Brazilian Telecommunications Industry

Overview

        Oi's business, including the nature of the services Oi provides and the rates it charges, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. Oi provides fixed-line, domestic and international long-distance and mobile telecommunications services under concessions, authorizations and licenses that were granted by ANATEL and allow Oi to provide specified services in designated geographic areas, as well as set forth certain obligations with which Oi must comply. See "—Concessions, Authorizations and Licenses."

        ANATEL is a regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações. ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications. ANATEL has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL's decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

        Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

        The three principal providers of fixed-line telecommunications services in Brazil, Telefónica, Embratel and Oi, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

        Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as quality of service, continuity and universality of service, network expansion and network modernization. Additionally, the rates that public regime service providers may charge customers are subject to ANATEL supervision.

        Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations.

Regulation of Fixed-Line Services

  General Policies for the Regulation of the Fixed-Line Telecommunications Sector

        In June 2003, Brazil's president issued Decree No. 4,733, outlining a number of new rules and guidelines which were intended to consolidate several changes in the regulation of Brazil's fixed-line telecommunications sector. This decree sets forth general declarations of policy regarding, among other things:

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

  Private Regime Authorizations

        With the goal of introducing competition in fixed-line telephone services in Brazil, the federal government granted four private-regime authorizations in 1999 to permit fixed-line service providers to compete with the incumbent fixed-line concessionaires. Since 2002, the number of authorizations to provide fixed-line services that the federal government may issue is unlimited.

  Public Regime Concessions

        Each of the public regime service providers operates under concession agreements that expire in December 2025. Under these concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service Goals that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets that was adopted by ANATEL in November 2012.

        The concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under "—Termination of a Concession." The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

  Rate Regulation

        Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation; (2) monthly subscription; and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with three basic criteria: (1)physical distance separating callers; (2) time of the day; and (3) day of the week on which the call is placed. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for the provision of services through payphones and installation rates are treated separately. The rates for international long-distance services provided by Embratel, the incumbent international long-distance concessionaire, are regulated by ANATEL. However, the rates for international long-distance services charged by other long-distance service providers, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

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

        Prior to 2008, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider's productivity. Beginning in 2008, ANATEL has calculated the sector's weighted average productivity rate. As of the date of the Oi Form 20-F, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2)75% of a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

        ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. ANATEL is likely to launch a new public consultation in 2015.

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

        For information on our rates and service plans, see "—Brazilian Operations—Rates."

  General Plan on Universal Service Goals

        The General Plan on Universal Service Goals was approved by ANATEL in June 2003 and became effective in January 2006. The General Plan on Universal Service Goals sets forth the principal network expansion and modernization obligations of the public regime providers, such as providing public telephones in localities with a population in excess of 100, and installing residential fixed lines within seven days of a request in localities with a population in excess of 300. In addition, public regime providers must comply with the Special Individual Access Class (Acesso Individual Classe Especial) rules, which are designed to require service for economically disadvantaged people. Under the Special Individual Access Class rules, a qualifying customer may subscribe to a service plan, limited to one fixed-line per household, and pay a lower monthly fee for service than under the basic service plans.

        Public regime providers are also subject to network expansion requirements under the General Plan on Universal Service Goals, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance Oi's network expansion obligations. Any failure by Oi to meet the network expansion and modernization obligations established by the General Plan on Universal Service Goals or in Oi's concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of its concessions.

        On June 30, 2011, the General Plan on Universal Service Goals was amended. Among other things, these amendments:

  •
  expanded the obligations of local fixed-line service providers to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population within their service areas, through programs to be established and regulated by ANATEL;

  •
  reduced the density requirements applicable to the obligations of local fixed-line service providers to provide public telephones in urban areas within their service areas; and

  •
  expanded the obligations to provide universal service in rural and remote areas of local and long-distance fixed-line providers that obtain authorizations to use radio spectrum in the 450 Mhz band, including increased obligations to provide individual and group access to fixed-line voice services.

  Service Restrictions

        Pursuant to regulations in effect as of the date of the Oi Form 20-F, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

  •
  a prohibition on holding more than 20% of the voting shares of more than one other provider of public regime services; and

  •
  a restriction on mergers between regional fixed-line service providers.

        In December 2010, ANATEL adopted new regulations eliminating the limitation on the number of authorizations to provide subscription television services. In September 2011, Law No. 12,485 became effective, which creates a new legal framework for subscription television services in Brazil, replacing and unifying the previously existing regulatory provisions that governed various forms of subscription television services, such as cable television, Multichannel Multipoint Distribution Service ("MMDS"), and DTH. The principal provisions of Law No. 12,485:

  •
  allow fixed-line telephone concessionaires, such as Oi, who previously was allowed to provide subscription television services using only MMDS and DTH technologies, to enter the cable television market in Brazil;

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

        The framework established by Law No. 12,485 increased the availability and lower the price of subscription television services in Brazil, through increased competition among providers, and improve the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

        In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly-defined service called Conditional Access Service. Under these regulations, authorizations to provide Conditional Access Service apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming, by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service will be valid for the entire Brazilian territory, however, the provider must indicate in its application for an authorization the localities that it will service. In December 2012, ANATEL granted Oi's request to convert its DTH authorization agreement into a Conditional Access Service authorization. In September 2014, Oi entered into a Conditional Access Service authorization agreement with ANATEL that authorized Oi to offer the services to be governed by such agreement, including IP TV.

Termination of a Concession

        ANATEL may terminate the concession of any public regime telecommunications service provider upon the occurrence of any of the following:

  •
  an extraordinary situation jeopardizing the public interest, in which case the Brazilian government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the owner of the terminated concession;

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

General Plan on Quality Goals

        The General Plan on Quality Goals was approved by ANATEL in June 2003 and became effective in January 2006. Each fixed-line service provider operating under the public regime or the private regime must comply with the provisions of the General Plan on Quality Goals. All costs related to compliance with the quality goals established by the General Plan on Quality Goals must be borne exclusively by the service provider. The General Plan on Quality Goals establishes minimum quality standards with regard to:

  •
  modernization of the network;

  •
  responses to repair requests;

  •
  responses to change of address requests;

  •
  rate of call completion;

  •
  operator availability;

  •
  availability of services to customers;

  •
  personal services to customers;

  •
  issuance of bills;

  •
  responses to mail received from customers; and

  •
  quality of public telephones.

        These quality standards are measured according to the definitions and quality indicators established by ANATEL. Every month, fixed-line service providers are required to report their compliance with quality goals to ANATEL. Additionally, they are obligated to provide ANATEL with an in-depth report and analysis on each quality goal that is not satisfied. ANATEL may also collect such data from fixed-line service providers at any time without prior notice. Fixed-line service providers that fail to meet quality goals established by ANATEL may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of their concessions and authorizations.

        ANATEL measures the performance of fixed-line service providers in each individual state in which they operate. As a result, the performance of fixed-line service providers in any particular state may not meet one or more quality performance targets even if such service provider's overall performance is satisfactory. Therefore, fixed-line service providers, including Oi, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular states.

        Oi's failure to meet the quality of service obligations established by the General Plan on Quality Goals or in its concession agreements may result in fines and penalties of up to R$40 million.

General Plan on Competition Targets

        The General Plan on Competition Targets, which was approved by ANATEL and became effective in November 2012, contemplates the creation of one entity to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale data traffic services. The General Plan on Competition Targets also addresses a variety of other matters relating to both fixed-line and mobile service providers, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

        The General Plan on Competition Targets imposes stricter restrictions on providers that are deemed to have significant market power in a particular geographic area, ranging from a neighborhood within a municipality to the entire national territory. In order to determine whether a provider has significant market power, ANATEL established criteria that consider:

  •
  that provider's market share in particular mobile interconnection markets and personal mobile services market;

  •
  the economies of scope and scale available to that provider;

  •
  that provider's dominance over infrastructure that is not economically viable to duplicate; and

  •
  that provider's concurrent operations in the wholesale and retail markets.

  Infrastructure Sharing

        Prior to the adoption of the General Plan on Competition Targets, ANATEL had established rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as "line sharing," and which (1) limited the rates service providers can charge for line sharing, and (2) addressed related matters such as co-location space requirements. Co-location means that a service provider requesting unbundling may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

        The General Plan on Competition Targets requires public regime service providers that have significant market power to share their fixed-line network infrastructure with other providers, including their local fixed-line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of their copper wire or coaxial cable access networks, and (2) partial unbundling of their broadband networks to accommodate bitstreams of up to 10 Mbps. The methodology by which the wholesale prices for these services will be determined will be established by ANATEL. Oi expects that ANATEL will commence a public consultation process with respect thereto during the second half of 2015.

        Providers with significant market power must also share their passive infrastructure, such as telecommunications towers, with other service providers at prices determined by bilateral negotiations between the providers.

  Utility Pole Sharing

        In December 2014, ANATEL and the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica—ANEEL) approved a joint resolution establishing the reference value for sharing utility poles between electricity distributors and telecommunications providers. The utility poles of electricity companies are used by telecom operators for fixing wiring services like fixed telephone, cable TV and broadband. The resolution was designed to solve conflicts and define rules for the use and occupation of utility poles.

        The resolution establishes a reference value of R$3.19 per month as the price to be paid by telecommunications providers to energy companies for each attachment point in the event such amount is subject to dispute resolution or contract renewal. This monthly fee can be adjusted in areas where there is greater competition in 10 year increments.

        The resolution also provides that an adjustment schedule should be agreed between the parties addressing cases of pole occupation that do not comply with standards. All the regularization costs should be funded by telecommunications services providers.

  Interconnection Regulations Applicable to Personal Mobile Services Providers

        The General Plan on Competition Targets established regulations for the rates charged by mobile service providers to terminate calls on their mobile networks (the VU-M rate). The General Plan on Competition Targets established a reference value for VU-M rates of providers that are deemed to hold significant market power and determined that beginning in 2016, VU-M rates will be determined on the basis of costs. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as Oi, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

        The General Plan on Competition Targets established that the VU-M would be paid only when the traffic out of a network in a given direction was greater than (1) 80% of the total traffic exchanged until February 23, 2015, and (2) 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016. After February 24, 2016, each mobile service provider would be entitled to collect the VU-M on all calls for which its network was used to originate or terminate the call.

        In February 2015, ANATEL revised the General Plan on Competition Targets regulation relating to the VU-M applicable to the relationship between companies with significant market power and companies without significant market power. Under the revised regulations, the dates and percentages applicable to the VU-M partial bill-and-keep system were revised so that the VU-M will be paid only when the traffic out of a network in a given direction is greater than:

  •
  75% of the total traffic exchanged until February 23, 2016;

  •
  65% of the total traffic exchanged until February 23, 2017;

  •
  55% of the total traffic exchanged until February 23, 2018; and

  •
  50% of the total traffic exchanged until February 23, 2019.

        The full billing system is scheduled to come into effect on February 23, 2019.

  Roaming

        Under the General Plan on Competition Targets, a mobile service provider with significant market power, such as Oi, must offer roaming services to other mobile providers without significant market power at the maximum rate that the mobile service provider with significant market power is permitted by ANATEL to offer such services to its retail customers.

Regulation of Mobile Services

        In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunications services.

        Under the personal mobile service regulations:

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

  Auction of Personal Mobile Services Spectrum

        Prior to the establishment of the personal mobile services regime, ANATEL had granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. In 2001 and 2002, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E in each region. TNL PCS was granted its initial authorization to provide personal mobile services in Region I and a license to operate in Band D in March 2001. Oi was granted its initial authorization to provide personal mobile services in Region II and a license to operate in Band E in December 2002.

        ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, Oi acquired an additional license to operate in Region II.

        In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, TNL PCS acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo and (2) licenses to use additional spectrum in 12 states in Region I.

  Auction of 3G Spectrum

        In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, Oi acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Regions II under the personal mobile services regime) and TNL PCS acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

  Authorizations to Use 450MHz Band and 2.5 GHz Band

        Under Executive Decree 7,512, dated June 30, 2011, or Executive Decree 7,512, ANATEL granted authorizations to telecommunications providers to use radio spectrum in the 450 Mhz band radio spectrum and the 2.5 GHz radio spectrum, the latter of which allows telecommunications providers to offer 4G services to their customers. Among other obligations, licensees of radio frequencies in the 450 Mhz band radio spectrum must agree to provide individual and collective voice and data services in rural and remote areas, in accordance with the provisions of Executive Decree 7,512 and the General Plan on Universal Service Goals. In June 2012, Oi acquired radio frequency licenses necessary to offer 4G services in 5,564 municipalities in Regions I, II and III.

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

        Following the effectiveness of the basic service plans, annual adjustments of the rates under these plans have been subject to a price cap mechanism. Rates may be adjusted annually by no more than the rate of inflation, as measured by the IST.

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

  Obligations of Personal Mobile Services Providers

        As a telecommunications service provider, Oi is subject to requirements concerning network expansion and quality of service, as established in applicable regulations and in our personal mobile services authorizations. If Oi fails to meet these obligations, Oi may be fined, subject to a maximum penalty of R$50 million, until Oi is in full compliance with its obligations. While it is possible for an authorization to be revoked for non-compliance with these obligations, there are no precedents for such a revocation.

  Network Expansion Obligations

        The personal mobile services authorizations set forth certain obligations and targets that must be met by a personal mobile services provider. For a description of the obligations and targets that must be met by Oi, see "—Concessions, Authorizations and Licenses—Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses" and "—Concessions, Authorizations and Licenses—3G Radio Frequency Licenses."

  Quality of Service Obligations

        Oi's personal mobile services authorizations impose obligations on Oi to meet quality of service standards relating to its network's ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL defines this quality of service standards, and Oi must report information in connection with such standards to ANATEL.

  Additional Obligations

        Personal mobile services regulations adopted by ANATEL impose additional obligations on personal mobile services providers, particularly in connection with customers' rights. These obligations require personal mobile services providers to:

  •
  establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

  •
  upgrade customer service centers to improve access by people with hearing disabilities;

  •
  provide for terms applicable to pre-paid cards of a minimum of 180 days;

  •
  deliver to pre-paid customers a detailed report of service use upon request;

  •
  reimburse unused pre-paid credits;

  •
  limit the duration of contracts with pre-paid customers to 12 months;

  •
  permit customers to change service plans without penalties; and

  •
  unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider.

Interconnection Regulations

        Under the General Telecommunications Law, all telecommunications service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider's network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL has adopted General Rules on Interconnection (Regulamento Geral de Interconexão) to implement these requirements.

  Interconnection Regulations Applicable to Fixed-Line Providers

        Interconnection fees are charged at a rate per minute of use of a fixed-line provider's network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the retail prices of each service provider.

        Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance rates are adjusted.

        Prior to May 2012, (1) the TU-RL rates that fixed-line service providers can charge each other to terminate a call on their respective networks were 40% of the rate included in their Basic Plan per Minute for a local fixed-line call, and (2) the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

        In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates and TU-RIU rates that became effective in August 2012. Under the revised regulations (1) between August of 2012 and December of 2013, fixed-line service providers were able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider's local fixed-line networks only if the outgoing traffic in a given direction of transmission is higher than 75% of the total traffic between such providers, and (2) beginning in January 2014, fixed-line service providers were no longer be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider's local fixed-line networks.

        In August 2012, the TU-RIU rates were reduced to 25% of the applicable domestic fixed line rates for calls with more than 300 km, and in January 2013, TU-RIU rates were reduced to 20% of the applicable domestic fixed line rates for such calls.

        In July 2014, ANATEL approved a rule for the definition of maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as Oi, based on a long-run incremental cost methodology. Under this rule, TU-RL and TU-RIU reference rates will decline from 2016 through 2019 when TU-RL and TU-RIU reference rates reflecting the long-run incremental cost methodology will apply.

  Interconnection Regulations Applicable to Personal Mobile Services Providers

        Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider's network. The terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the VU-M rate), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

        Personal mobile services providers must offer the same VU-M rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective and they may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding VU-M rates when Oi began offering personal mobile services, ANATEL set the initial VU-M rates.

        Personal mobile services providers negotiate annual rate increases for their VU-M charges with the fixed-line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration.

        In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-1, VC-2 and VC-3 rates by approximately 10%, although Oi is appealing the timing of the application of this rate decrease to Oi as its VC-1 rate was increased in Region I by 1.54% in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets, in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 the VU-M rate was reduced to 50% of the maximum VU-M rate established by ANATEL in December 2013. The maximum VU-M rate established by ANATEL in December 2013 is R$0.33 per minute. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as Oi, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

  Consumer Protection Regulation

        In March 2014, ANATEL published a regulation approving the General Regulation on Telecommunications Customers Rights (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), a single regulation for the telecommunications sector with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and Pay-TV customers. This regulation establishes a period ranging from 120 days to 24 months from the date of publication for entering into compliance with the new rules. Most of the new rules that expand the rights of those who use the telecommunications services entered into force on July 8, 2014.

  Number Portability Regulations

        Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same fixed-line or mobile telephone number. ANATEL's General Regulation of Portability (Regulamento Geral de Portabilidade) establishes general rules regarding portability of fixed-line and mobile telephone numbers. These regulations permit fixed-line customers to retain their telephone numbers if they become customers of a different fixed-line service provider in the same municipality or if they move to a new home or office in the same municipality. Personal mobile services customers are permitted to retain their telephone numbers if they change their service plan or if they become customers of a different personal mobile services provider within the same registration area. Each telecommunications provider has been required to contract a third-party management entity to manage all procedures relating to number portability. Service providers are permitted to charge a migrating customer that elects to retain its telephone number a one-time fee of no more than R$4.00. This amount is intended to compensate the customer's current provider for the costs associated with managing the portability process. The new provider may elect to absorb this fee on behalf of the customer.

Regulation of Data Transmission and Internet Services

        Under Brazilian regulation, ISPs are deemed to be suppliers of value-added services and not telecommunications service providers. Value-added services are considered an activity that adds features to a telecommunications service supported by such value-added services. Telecommunications service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunications service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

        ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers are required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. ANATEL publishes reference rates for these services, and if a customer of one of these providers objects to the rates which that provider charges for these services, the customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

        In May 2014, ANATEL approved a standard for setting maximum values for EILD services based on a long-run incremental cost methodology. Reference rates for EILD services were published containing a single reference table which will be valid from 2016 until 2020. Under this ANATEL regulation, EILD reference rates will decline from 2016 through 2020 when EILD reference rates reflecting the long-run incremental cost methodology will apply. In addition, under the General Plan of Competition Targets, companies with significant market, such as Oi, are required to present a public offer every six months including standard commercial conditions, which is subject to approval by ANATEL.

  Multimedia Communications Service Quality Management Regulations

        In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published a resolution approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), or the Regulations, which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with the Regulations, including:

  •
  individual upload and download speeds of at least 40% of contracted speeds per measurement for at least 95% of all measurements;

  •
  average upload and download speeds of at least 80% of contracted speeds for all measurements; and

  •
  individual round-trip latencies for fixed-line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

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

  National Broadband Plan

        On June 30, 2011, Oi entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize its voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, Oi is required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to its broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, Oi has offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. Oi is obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers by June 30, 2015. In addition, the Term of Commitment requires that Oi:

  •
  provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

  •
  adequately advertise the services contemplated by the Term of Commitment and present to the Ministry of Communications semi-annual reports detailing its marketing efforts; and

  •
  make its best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities by 2015.

        The Term of Commitment will expire on December 31, 2016.

  Legal Framework for the Use of the Internet (Internet Bill of Rights)

        In April 2014, President Dilma Rousseff approved the Legal Framework for the Use of the Internet (Marco Civil da Internet), or the Internet Framework, which establishes the principles, guarantees, rights and duties for the use of the Internet in Brazil. The bill sets forth a number of guidelines and rules to be observed by internet and application service providers, such as the protection of privacy, the protection of personal data, the preservation and guarantee of net neutrality, the liability for damages caused by content generated or published by third parties and the storage and disclosure of usage logs. Certain parts of the Internet Framework went into effect on June 23, 2014 and others will become effective on the adoption of implementing regulations.

        Under the Internet Framework, a presidential decree will be enacted to regulate the law's provisions, and enacting specific rules regarding network traffic management techniques. The Brazilian Internet Steering Committee (Comitê Gestor da Internet) and ANATEL will express their opinion on the decree after public hearings. Brazil's Ministry of Justice has also launched a public debate on the main themes related to this law.

Regulation of the Portuguese Telecommunications Industry

        As a telecommunications provider, PT Portugal is subject to a variety of regulations as well as general competition law and other laws. Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Commission, or EC, and national, state, regional and local authorities. This section describes the regulatory frameworks and key regulatory developments in the EU and Portugal.

        PT Portugal is subject to regulation by the same regulatory institutions described above for PT SGPS under "—PT SGPS—Regulatory Institutions," PT Portugal is also subject to regulation by the CMVM as an issuer of listed bonds

  European Union Regulatory Framework and Relevant Markets

        The EU regulatory framework for electronic communications networks and services consists of:

  •
  five directives governing procedures, authorizations, access, universal service and data protection;

  •
  two regulations: one concerning the Body of European Regulators for Electronic Communications ("BEREC") and one other concerning roaming on public mobile communications networks; and

  •
  the EC Recommendation on Relevant Markets, a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation under a common regulatory framework for electronic communications networks and services, which is subject to periodic revision.

        EU directives, regulations and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets (which may be subject to "ex ante" regulation), have involved constant changes and refinements to this framework. The framework focuses on issues such as reinforcing consumer rights, encouraging competitive conditions among operators to increase consumer choice, promoting investment in new communications infrastructure (such as by freeing spectrum for the provision of broadband services), and ensuring network security and integrity. Under this framework, obligations can be imposed on operators having significant market power in any of the relevant markets identified by the EC. Because PT Portugal is active in all of these markets, these regulatory measures have affected and will continue to affect PT Portugal's businesses and operations.

  Relevant Markets in Portugal

        Within the EU framework, in the first round of analysis initiated in 2004, ANACOM identified 15 retail and wholesale markets in Portugal under the initial EC Recommendation on Relevant Markets published in 2003. In 2007, the revision of revised the EC Recommendation on Relevant Markets was published, reducing the list of relevant markets to the seven markets (one retail market and six wholesale markets). In October 2014, a second revision of the EC Recommendation on Relevant Markets was published, further reducing the list of relevant markets to the following five wholesale markets:

  •
  Call termination on individual public telephone networks provided at a fixed location (Market 1) (formerly Market 3 under the 2007 EC Recommendation on Relevant Markets and Market 9 under the 2003 EC Recommendation on Relevant Markets);

  •
  Call termination on individual mobile networks (Market 2) (formerly Market 7 under the 2007 EC Recommendation on Relevant Markets and Market 16 under the 2003 EC Recommendation on Relevant Markets);

  •
  Wholesale local access provided at a fixed location (Market 3a) (formerly Market 4 (wholesale unbundled access to local metallic loops) under the 2007 EC Recommendation on Relevant Markets and Market 11 under the 2003 EC Recommendation on Relevant Markets);

  •
  Wholesale central access provided at a fixed location for mass-market products (Market 3b) (formerly Market 5 (wholesale broadband access) under the 2007 EC Recommendation on Relevant Markets and Market 12 under the 2003 EC Recommendation on Relevant Markets); and

  •
  Wholesale high-quality access provided at a fixed location (Market 4) (formerly Market 6 (wholesale leased lines—terminating segments) under the 2007 EC Recommendation on Relevant Markets and Market 14 under the 2003 EC Recommendation on Relevant Markets).

Generally Applicable Regulations

  Authorizations and Licenses

        The EU prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure efficient use of radio frequencies. Pursuant to Directive 2002/20/EC (Authorisation Directive) which is part of the EU framework, an operator must have a general authorization for the provision of electronic communications networks or services. A license for individual rights of use can be required for the use of radio frequencies or numbering resources. The objective of this authorization regime is to provide flexibility in the licensing framework.

        Portuguese mobile telephone service licenses are issued by ANACOM and are valid for 15 years. These licenses authorize the use of radio spectrum and the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal's population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

        ANACOM also issues UMTS licenses, which are the European version of the globally accepted technical standards for 3G mobile communications. The broadband capacity of the frequency spectrum allocated under the 3G licenses enables operators to supply video and Internet content to mobile telephones at higher transmission speeds.

        Companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

  Regulation on the Settlement and Collection of Regulatory Fees

        Under ANACOM rules, all telecommunications providers are subject to the payment of a regulatory fee for the provision of electronic communications networks and services, through which the administrative regulatory costs of ANACOM are covered. This fee is calculated as a percentage of the revenue generated by each provider of electronic communications networks and services and is revised annually. The final contributory percentage was set at 0.4674% for 2012, 0.5575% for 2013 and 0.5999% for 2014.

  Rights of Way Regime

        PT Portugal is subject to a rights-of-way regime in Portugal under which each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in that municipality. PT Portugal's exemption from municipal taxes is currently being challenged in court. See "Item 8—Financial Information—Legal Proceedings—Legal Proceedings Relating to PT Portugal—Claims for Municipal Taxes and Fees in PT Portugal's Portuguese Telecommunications Business."

        With respect to the roll-out of optical fiber networks, Portuguese law establishes a legal framework for the construction of and access to infrastructure suitable for the accommodation of electronic communications networks and the construction of infrastructure for telecommunications in housing developments, urban settlements and concentrations of buildings. The law addresses access to the public domain, expropriation and the constitution of public easements, and sets forth several obligations designed to allow electronic communications operators to install and develop electronic communications networks.

  EU Regulations Relating to NGA Rollout Costs

        Between April and July 2012, the EC held a public consultation on the reduction of NGA roll-out costs, highlighting the need for more coordination, information and transparency between the different stakeholders. According to the EC, 80% of the investment costs in NGA networks relate to the deployment of civil infrastructure (such as trenching and laying of ducts), and up to 30% of these costs are due to inefficiencies. The EC is of the opinion that the NGAs and the Member States may intervene at this level, making infrastructure sharing mandatory, including infrastructure of utility companies. The EC published the report on this public consultation in November 2012 and proposed a draft regulation in March 2013. In November 2013, the Industry, Research and Energy ("ITRE"),

Committee of the European Parliament proposed a number of amendments to the EC's proposal, proposing that the measures to reduce the cost of broadband deployment should be addressed through an EU directive rather than a regulation, thus giving the Member States more flexibility to adjust specific local or national rules on this matter.

        Negotiations between the European Parliament and the European Council took place in early 2014. In April 2014, the European Parliament plenary adopted the measures proposed in these negotiations to reduce the costs of deploying high-speed broadband networks with no substantial amendments to the final report published by the ITRE Committee of the European Parliament in March 2014. The directive was adopted in May 2014. Member States are required to transpose the directive into national law by January 1, 2016 and these national laws will enter into force by July 1, 2016. The impact of this directive in Portugal will be limited since Portugal adopted most of the measures contemplated by this directive in 2009.

  Proposed EC "Single Telecom Market" Legislative Package

        The EC, the European Parliament and the European Council are finalizing the plans for regulation implementing a single telecommunications market—formerly called the "Connected Continent" legislation—in order to stimulate the provision of cross-border European services.

        The draft legislation, in its initial wording, addressed such diverse matters as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, the harmonization of spectrum authorization procedures, net neutrality and transparency, international mobile roaming and international calls, and consumer protection. Of these matters, only net neutrality and roaming are still under consideration, and the current proposals depart considerably from the initial proposals.

        In its latest formulation, the legislative package advanced by the Latvian Presidency and discussed with the EC and the European Parliament on April 15, 2015 provides, among other things:

  •
  net neutrality.

  •
  the phasing out of retail roaming surcharges, based on the introduction of a basic roaming allowance ("BRA"), under which providers may not levy any surcharge in comparison to the domestic retail prices for regulated mobile communications. Under this proposal:

  •
  the BRA must be available for at least seven days per year and include a minimum daily consumption of five minutes calls made, five minutes calls received, five SMS sent and 10 Mb of data.

  •
  surcharges for traffic outside the BRA shall not exceed the maximum wholesale charges for regulated roaming calls made, regulated SMS and regulated data.

        The proposal also moves up the deadline for the EC to complete a review of the EU wholesale roaming market to the end of 2017, which was previously set for mid-2018, and adds a provision stressing that the latest regulation is an interim step towards ending roaming surcharges entirely. As of the date of the Oi Form 20-F, the negotiation of this legislative package has not concluded.

  Number Portability and Carrier Selection

        Number portability allows a subscriber to change service providers without having to change telephone numbers. Under ANACOM regulations, PT Portugal is required to allow number portability for both fixed line and mobile services within one working day, other than in exceptional circumstances. Because PT Portugal has been deemed to be a fixed line network operators with significant market power, ANACOM regulations require that PT Portugal offer call-by-call carrier selection for long distance and international calls. Call-by-call carrier selection enables customers to select the carrier of their calls by dialing a code connecting them to the selected carrier. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making long distance or international calls.

  Network Security

        In December 2011, ANACOM approved a draft decision on the circumstances, format, and procedures applicable to reports regarding security breaches or loss of integrity with a significant impact on the functioning of electronic communications networks and services available to the public. This decision also sets forth the conditions under which ANACOM considers there is a public interest in disclosing information regarding those events to the public. Under this decision, PT Portugal was required to implement all the necessary measures to comply with this decision by June 2014, which required implementing new procedures and adapting information systems to produce the relevant information to notify to ANACOM.

  Implementation of the Centralized Information System by ANACOM

        The current Portuguese legal framework anticipates the implementation of a Centralized Information System ("SIC") to be managed and operated by ANACOM, the main objective of which will be to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese government, autonomous regions, municipalities, publicly held companies, concessionaires, other entities owning or using infrastructure in the public domain, and electronic communications network operators.

        Through the SIC, ANACOM and market participants will be able to access information on procedures and conditions that determine the allocation of rights of way, information on construction announcements relating to new pipelines and other infrastructure suited for use by electronic communications networks, complete and georeferenced information of all infrastructure suitable for use by electronic communications networks that is owned by governmental entities or by electronic communications companies, and information on applicable procedures and conditions of access and use for each of these infrastructures.

        Because PT Portugal has reference offers under which it is required to provide a substantial amount of information to operators that wish to use its ducts, poles and associated infrastructure, PT Portugal is closely monitoring the implementation of the SIC and is seeking to avoid the implementation of additional obligations to provide competitive information regarding its ducts and associated infrastructure.

Regulation of the Wholesale Market for Telecommunications Services

  Designation of Carriers with Significant Market Power

        In 2009, after the review of the 2007 EC Recommendation on Relevant Markets, ANACOM conducted a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of services in Markets 3a and 3b (at that time, Markets 4 and 5). ANACOM has segmented Markets 3a and 3b between "C" (competitive) areas and "NC" (non competitive) areas. PT Portugal is obligated to provide a wholesale local loop unbundling reference offer (in relation to Market 3a) throughout Portugal and to provide a wholesale broadband (bitstream) reference offer (in relation to Market 3b) only in "NC" areas. Although PT Portugal is not required to provide a reference offer for the provision of services in Market 3b in areas designated "C," PT Portugal maintains a reference offer for these services.

        In February 2012, ANACOM approved a draft decision related to the definition of Market 3a and Market 3b, the evaluation of significant market power, and the imposition, maintenance, modification or suppression of regulatory obligations. ANACOM proposed to maintain the national scope of Market 3a and the geographic segmentation in Market 3b, which is divided into unregulated "C" areas and regulated "NC" areas, and to include high-speed broadband networks (e.g., FTTH networks) in Market 3b in order to require operators with significant market power to provide access to these networks. Under this draft decision, PT Portugal would continue to be considered to have significant market power in Market 3a and Market 3b in non-competitive areas.

        In 2009, ANACOM found PT Portugal to have significant market power in Market 4 (at that time, Market 6) and segmented the transit segments in this market between "C" and "NC" routes. In Market 4, ANACOM included Ethernet connections and imposed the retail-minus rule over Ethernet solutions. PT Portugal has no significant market power on the "C" routes.

        In addition to PT Portugal, in 2009 all other fixed line operators in Portugal were determined to have significant market power in Market 1 and Market 2 (at that time, Markets 3 and 7).

        In August 2014, ANACOM issued a final decision following its re-analysis of certain retail markets that had been included in the 2003 EC Recommendation on Relevant Markets, but were no longer included in the 2014 EC Recommendation on Relevant Markets, withdrawing the existing retail regulation of those markets. In the same final decision, following its re-analysis of the wholesale market for call origination on the fixed telephone network provided at a fixed location (Market 2 under the 2007 EC Recommendation on Relevant Markets and Market 8 under the 2003 EC Recommendation on Relevant Markets), or Market 2/2007, ANACOM decided to continue to fully regulate Market 2/2007, including regulation of carrier pre-selection and wholesale line rental obligations.

  Market 3a Reference Offers (Unbundling the Local Loop)

        The EC requires fixed line network operators found to have significant market power in Market 3a to make the local loops between their customers and the local switches on their networks available to competitors. This allows these competitors to connect their networks to the copper "local loop" of the relevant fixed line network operator and use the local loop to provide services directly to the customers of the competitor without the competitor investing in the local loop or rely upon the relationship of the relevant fixed line network operator with the customers of the competitor. Under this regulation, PT Portugal is required to maintain a reference offer for unbundled access to its local loops and related facilities and to meet reasonable requests for unbundled access to its local loops and related facilities under transparent, fair and non-discriminatory conditions. The prices that PT Portugal includes in its reference offer must be cost-oriented. The conditions under which unbundled access to PT Portugal's local loops are provided are set forth in a published reference offer in accordance with terms established by ANACOM. This reference offer covers all of PT Portugal's main distribution framework buildings in which technical and space conditions permit co-location. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

        Under the February 2012 draft ANACOM decision concerning access obligations in Market 3a, in addition to the obligation of granting unbundled access to copper loops and subloops and to ducts and poles at the national level, ANACOM intended to impose a geographically differentiated obligation to provide wholesale customers with virtual access to optical fiber networks (advanced bitstream). This obligation would not be imposed in 17 municipalities that were considered to have conditions that permit other network operators to invest in optical fiber networks. The draft decision required PT Portugal to demonstrate to ANACOM that the difference between PT Portugal's retail prices and the prices of the offers made available to other operators in Market 3a would not result in a margin squeeze. This review was not concluded, due to (1) the changes that took place in the Portuguese market during 2013 (e.g., the merger between ZON and Optimus and investments initiated by

Vodafone and Altice to expand their optical fiber and cable networks), and (2) the publication in September 2013 of the EC's recommendation on NGA non-discrimination and costing methodologies.

        In 2014, the publicly funded rural NGAs started their operations. Also, in June 2014, PT Portugal and Vodafone reached a commercial co-investment agreement on FTTH which will ensure the expansion of the total fiber footprint in Portugal and the existence of at least three different NGA operators competing across that geography. In light of these developments, Oi believes the impetus to impose specific fiber regulation on PT Portugal has been substantially reduced. Oi expects ANACOM to commence a new consultation on Markets 3a and 3b during 2015.

  Market 4 and Market 13/2003 Reference Offers

        PT Portugal's Leased Lines Reference Offer (oferta de referência de circuitos alugados) ("ORCA") sets forth the characteristics and the technical and commercial conditions associated with the provision of leased circuits by PT Portugal in the wholesale markets. PT Portugal's Ethernet Accesses Reference Offer (oferta de referência de circuitos Ethernet) ("ORCE") sets forth the characteristics and the technical and commercial conditions associated with the provision of Ethernet circuits by PT Portugal in the wholesale markets.

        Following a 2010 decision by ANACOM on leased line markets, the retail leased line market was deregulated. However, for Market 4 and the wholesale market for leased lines—trunk segments (Market 13 under the 2003 EC Recommendation on Relevant Markets), or Market 13/2003, on routes designated "NC," in which PT Portugal has been declared an operator with significant market power, ANACOM decided to make Ethernet circuits subject to a retail-minus rule (which remains undefined by ANACOM).

        In July 2012, ANACOM approved a final draft decision amending PT Portugal's ORCA and ORCE to reduce the wholesale prices under these reference offers, and provided the draft decision to the EC (which has stated it had no comment on the decision), BEREC and the national regulatory authorities of other Member States of the EU. PT Portugal has challenged this decision before the courts, arguing that the decision was illegal because ANACOM's decision was not supported by real data.

        In December 2014, ANACOM commenced a public consultation on the re-analysis of Market 4. As a result of this re-analysis, PT Portugal may be subjected to significant price reductions in its wholesale leased lines business on its Continente—Açores—Madeira routes. As of the date of the Oi Form 20-F, a final decision ANACOM with respect to this re-analysis is pending.

  Market 2 Termination Rates

        The regulation of Market 2 establishes a price control obligation on wholesale voice call termination services. Following EC recommendations on the regulatory treatment of fixed and mobile termination rates in the EU, this price control results in a cost-oriented price cap determined by a BU-LRIC cost model.

        In April 2012, ANACOM set the termination rates to be applied in Market 2. In accordance with ANACOM's decision, the cost model for mobile termination set the maximum prices to be applied by the three Portuguese mobile operators considered to have significant market power at €0.0127 per minute, to be billed per second from the first second and independent of the origin of the call.

        ANACOM has proposed a further decrease of the maximum termination rate to €0.0083 in 2015. A draft decision regarding mobile termination rates is currently pending, and comments may be submitted until mid-May 2015.

Interconnection Regulation

  The Interconnection Framework

        The EU Access and Interconnection Directive requires that interconnection services be made available in a non-discriminatory manner. The EU Access and Interconnection Directive encourages commercial negotiations among operators but requires national regulatory authorities to establish mechanisms for effective dispute resolution. Under the EU Access and Interconnection Directive, all telecommunications companies with significant market power in the call origination or termination markets must:

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

        The EU Access and Interconnection Directive established the general conditions for access and interconnection among telecommunications operators in competitive markets. It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power. ANACOM is entitled to review and modify PT Portugal's proposed interconnection rates and arrangements in its reference interconnection offer. ANACOM has established an overall interconnection framework based on cost and consistent with the EU legal framework for both wireline and mobile services.

  Wireline Interconnection

        ANACOM regulates services in Market 1 within the scope of market analysis and significant market power designations. ANACOM has declared that PT Portugal has significant market power in these markets. As a result, PT Portugal is subject to price controls in these markets that follow EC recommendations on the regulatory treatment of fixed and mobile termination rates in the EU, resulting in a cost-oriented price cap determined by a BU-LRIC cost model.

        In March 2013, ANACOM published a draft decision regarding Market 1 proposing to set an average symmetrical FTR of €0.001091 per minute from October 1, 2013 to July 1, 2014, corresponding to the average FTR of the countries that had already defined their call termination rates at a fixed location based on the pure BU-LRIC cost models recommended by the EC.

        In July 2013, ANACOM notified the EC of a draft decision on the same lines as the draft decision that it submitted to a public consultation in March 2013, but proposing therein an average termination rate of €0.001114 per minute, which resulted from an update to the benchmark. In the draft decision notified to the EC, ANACOM imposed on PT Portugal an obligation to submit, within 12 months, a proposal for access and IP interconnection.

        However, in August 2013, ANACOM decided to withdraw its draft decision as a consequence of the serious doubts raised by the EC, particularly regarding the inexistence of a symmetric obligation of IP interconnection imposed upon all operators with significant market power. Having taken into consideration the EC comments, in August 2013, ANACOM imposed provisional and urgent measures that determined the maximum average prices to be applied by the operators designated as having significant market power in Market 1 should be:

  •
  On October 1, 2013: €0.001114 per minute (the prices to be applied by PT Portugal in the three interconnection levels were calculated taking into account the weight of traffic in each level, so that, globally, this average price is reached).

  •
  From July 1, 2014: the maximum average prices will be set using a pure LRIC cost model. As of the date of the Oi Form 20-F, the pure LRIC cost model had not been finalized.

        Some operators interpreted this decision in different ways, recreating situations of tariff asymmetry, which led ANACOM to adopt new and urgent provisional measures in November 2013, with effect from December 1, 2013, clarifying that if operators choose to define a simplified tariff with only one price level, that price cannot be higher than the average reference price, and that if they choose a structured tariff, with various levels of interconnection, they must provide a local interconnection price level, so that it is possible to deliver on that level the termination traffic to all customers of the operator.

        In July 2014, ANACOM commenced a consultation to review Market 1 that includes a symmetric obligation to ensure IP interconnection, and on the implementation of the pure LRIC model, proposing to set a fixed symmetric termination rate of €0.00068. As of the date of the Oi Form 20-F, ANACOM's decision following this consultation was pending.

Retail Rate Regulation

  Tariffs for Mobile Telephone Services

  Mobile Origination Tariffs

        In January 2012, the Portuguese Competition Authority completed an analysis on mobile rates for originating calls, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned. All three mobile network operators in Portugal decided to reduce their mobile origination rates to between €0.07 and €0.0975 per minute and PT Portugal does not expect any subsequent action from the Portuguese Competition Authority.

  Roaming Tariffs

        The EC regulates the roaming charges that may be charged in the wholesale and retail markets in Europe. These regulations extend to data and SMS messaging. In July 2012, the previous roaming regulations were replaced by new regulations, known as "Roaming III," which will expire in June 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale market, retail market, data and SMS, Roaming III also features (1) extended transparency and consumer-protection measures that go beyond the EU territory, (2) a cap on retail data roaming communications, (3) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (4) the decoupling of roaming services from other services, while enabling a consumer to use the same number.

        On July 1, 2013, new price caps, that were valid until July 2014, entered into force:

  •
  For voice calls, at the retail level: € 0.24/min for outgoing calls and €0.07/min for incoming calls. At the wholesale level: € 0.10 for incoming calls;

  •
  For outgoing SMS: € 0.08 (retail) and € 0.02 (wholesale); and

  •
  For data traffic: € 0.45/MB (retail) and € 0.15/MB (wholesale).

        As of July 1, 2014 the price caps, valid until June 30, 2017 (retail level) and June 30, 2022 (wholesale level), if not revised before, were:

  •
  For voice calls, at the retail level: €0.19/min for outgoing calls and €0.05/min for incoming calls. At the wholesale level: €0.05 for incoming calls;

  •
  For outgoing SMS, €0.06 (retail) and €0.02 (wholesale); and

  •
  For data traffic: €0.20/MB (retail) and €0.05/MB (wholesale).

        In March 2013, BEREC published its guidelines on the interpretation and implementation of Roaming III, except with regard to Articles 3, 4 and 5 concerning the wholesale access and the separate sale of roaming services. Issues concerning wholesale access had already been subject of specific guidelines, published in September 2012, and the separate roaming services (single IMSI and LBO—Local break-out) sale was also the subject of specific guidance published in July 2013.

        In addition, the EC's proposed "Single Telecom Market" legislation could lead to the elimination of roaming charges for calls within the EU.

Regulations Applicable to Pay-TV Operators and Providers of Video-on-Demand Services

        In September 2012, Portuguese Law No. 55/2012, the Cinema Law, became effective. The Cinema Law establishes principles for the promotion, development and protection of the art of cinema and cinematographic and audio-visual activities, and imposes obligations on television distributers and operators of video-on-demand services. The Cinema Law was amended on May 19, 2014 by Portuguese Law No. 28/2014. Under the amended Cinema Law, Pay-TV operators must pay a fee to the Portuguese government of €2.00 euros per subscriber per year until 2019, when this fee will be reduced to €1.75 euros per subscriber per year. Under the amended Cinema Law, ANACOM will contribute an amount equal to 75% of the amount paid by the Pay-TV operators to the financing of cinema and audiovisual productions.

        In August 2013, the Portuguese Cinema and Audiovisual Institute (Instituto do Cinema e do Audiovisual) ("ICA") adopted regulations under the Cinema Law that, among other things, establishes the obligations of the providers of on demand audiovisual media services (1) to invest 1% of video-on-demand services revenues in film production, (2) to report to ICA on or prior to June 30 of each year the video-on-demand services revenues earned in the prior year, (3) to report to ICA on or prior to January 31 of the year following the year to which the investment relates: (a) the title, type and genre of each creative national film work that was the object of an investment; (b) the identification of the independent producers, author and other rights holders of such works; (c) the amount and type of investment made in each work; and (d) the demonstration of the actual costs with the creation of an area devoted to national works.

Regulations Applicable to Providers of Internet and Cloud Computing Services

  Internet Access

        As a result of past ANACOM decisions, PT Portugal offers two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes two alternative pricing methods, primarily a monthly flat rate and a per minute origination charge, and under which the connection of the ISP's infrastructure to PT Portugal's fixed line network is based on DSS1 signaling, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination, under which the connection of the ISP's infrastructure to PT Portugal's fixed line network is based on Signaling System No. 7 (SS7) protocols. The ISPs determine which regime will apply to their arrangements to connect with PT Portugal's fixed line network.

  Internet and Related Services

        Various regulatory developments may affect PT Portugal's internet business. A Data Protection Directive was adopted by the EC in 2006, imposing data-retention obligations on operators. The law implementing this directive requires internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this area.

  Cloud Computing

        In September 2012, the EC issued a review of cloud computing in Europe with the goal of enabling and facilitating its adoption throughout all sectors of the economy, thereby cutting information and communications technology ("ICT") costs and boosting productivity, growth and jobs. The EC put forward a set of measures that it stated were key to promoting cloud computing and ensuring users' rights.

        In December 2012, the Directorate-General for Justice organized a workshop on cloud computing contracts, with the purpose of exploring stakeholders' experiences and views on cloud computing contracts with the EC. The EC and stakeholders discussed possible future developments of the market, issues relating to cloud computing contracts, based on existing practice, the economic impact of these issues in cloud computing contracts and the possible ways forward. The EC considered the workshop a first step to find precise feasible mandate for an expert group that was formed in September 2013 to address cloud computing issues pertaining to fair and balanced contract terms, trust of customers and users and increased legal certainty.

Universal Service Concession Regime

  Universal Service Concessions

        Under the Portuguese regulatory framework, the Portuguese Ministry of Finance, Economy and Employment periodically conducts public tenders to designate universal service providers for the following functions:

  •
  connection to a public telecommunications network at a fixed location and the provision of public telephone services;

  •
  publicly available telephones (payphones); and

  •
  comprehensive directory and directory inquiry services.

        Upon the completion of these public tenders, concessions to provide universal services are granted for each service for three geographic regions: North, Center and South and Islands. Universal service providers are obligated to provide access to the fixed line telephony and telephony services, under a technological neutrality rule and subject to price cap control of CPI-2.75%.

        In the most recent public tender:

  •
  NOS was designated as universal service provider for connection to a public telecommunications network at a fixed location and the provision of public telephone services. NOS' concession has a term that expires in June 2019. PT Portugal was the universal service provider for these services from 1995 to May 2014.

  •
  PT Portugal was designated as universal service provider for publicly available telephones. PT Portugal's concession has a term that expires in April 2019.

        Because no bids were presented in the public tender for comprehensive directory and directory inquiry services, the Portuguese government initiated a direct award procedure for a concession to provide these services for a period of 12 months, with the possibility of such period being extended for an additional six months. PT Portugal was awarded a concession to provide these services that expired in February 2015 and was renewed until August 2015.

  Compensation Fund for Universal Service Providers

        Under the Portuguese Law No. 35/2012, each telecommunications provider is required to contribute to a compensation fund for universal service providers according to its share of the revenues of the Portuguese telecommunications sector. This fund is used to compensate the universal service providers for the net costs of providing the services under the universal service obligation. The contributions depend on the amount of the Net Costs of the Universal Service ("NCUS") calculated by ANACOM. ANACOM has not yet calculated the NCUS for 2012, 2013 or 2014.

Environmental and Other Regulatory Matters in Brazil

        As part of Oi's day-to-day operations, Oi regularly installs ducts for wires and cables and erect towers for transmission antennae. Oi may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. As of the date of the Oi Form 20-F, Oi has been required to obtain environmental licenses for the installation of transmission towers and antennae in several municipalities with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require Oi to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of Oi's network or on the speed with which it can expand and modernize its network.

        Oi must also comply with environmental legislation regarding the management of solid waste. According to resolutions adopted by the National Environmental Council (Conselho Nacional do Meio Ambiente), companies responsible for the treatment and final disposal of solid industrial waste, special waste and solid urban waste are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly and severally liable with the company responsible for waste treatment for any damage caused. Also, in all states where Oi operates, it has implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

        In addition, Oi is subject to ANATEL regulations that impose limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

        Oi believes that it is in compliance with ANATEL standards as well as with all applicable environmental legislation and regulations. Oi is currently not involved in any administrative or judicial proceeding involving material liability for environmental damage.

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

        In December 2011, Oi entered into a roaming agreement with MTN Irancell. Pursuant to such roaming agreement, Oi's customers are able to roam in MTN Irancell's network (outbound roaming)

and customers of MTN Irancell are able to roam in its network (inbound roaming). For outbound roaming, Oi pays MTN Irancell roaming fees for use of their network by its customers, and for inbound roaming MTN Irancell pays Oi roaming fees for use of Oi's network by its customers.

        Oi's inbound and outbound roaming services with MTN Irancell were launched commercially in October and November 2012, respectively. During 2014, Oi recorded revenues of US$2,311 and expenses of US$660 in connection with this roaming agreement.

        Prior to Oi's acquisition of PT Portugal in May 2014, MEO entered into roaming agreements with MTN Irancell. Pursuant to such roaming agreement, Oi's customers are able to roam on the Iranian network (outbound roaming), and customers of such Iranian operators are able to roam on MEO's network (inbound roaming). For outbound roaming, Oi pays the Iranian operator roaming fees for use of its network by Oi's customers, and for inbound roaming the Iranian operator pays MEO roaming fees for use of its network by the Iranian operator's customers.

        In 2014, in connection with the above-mentioned roaming agreements entered into with MTN Irancell, MEO recorded gross revenues of €813 and operating costs of €6,831, corresponding to a net loss after tax of €4,634. In addition to these transactions, MEO also incurred expenses amounting to €2,431 in 2014 with the Mobile Company of Iran, corresponding to a net loss after tax of €1,872.

        According to Oi, Oi does not maintain any bank accounts in Iran. All payments in connection with Oi's international roaming agreements are effected through Oi's bank accounts in London and Lisbon.

        The purpose of all of these agreements is to provide Oi's customers with coverage in areas where Oi does not own networks. For that purpose, Oi intends to continue maintaining these agreements.

        Through PT Portugal, Oi also provides telecommunications services in the ordinary course of business to the Embassy of Iran in Lisbon, Portugal. Oi recorded gross revenues and net profits of less than €10,000 from these services in 2014. As one of the primary providers of telecommunications services in Lisbon, Portugal, PT Portugal intends to continue providing such services, as it does to the embassies of many other nations.

ITEM 4A—UNRESOLVED STAFF COMMENTS

        We have received comments from the staff of the Securities and Exchange Commission (the "Staff") in connection with our Annual Report on Form 20-F for the year ended December 31, 2013 (the "2013 Form 20-F"), filed with the SEC on April 30, 2014, and our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 26, 2014 (the "August 2014 Form-6-K"). We have not been notified that the Staff's review of these documents is complete, and we describe the comments briefly below.

        By letter dated June 18, 2014, the Staff noted the risk factor disclosures regarding Unitel in the 2013 Form 20-F and asked us to describe our consideration of IAS 28, Investments in Associates and Joint Ventures, as to why it was appropriate to account for our investment in Unitel at that time under the equity method at each balance sheet date. In addition, the Staff asked us to describe our consideration of any potential impairment of our investment in Unitel as of December 31, 2013 under applicable IAS standards in light of our risk factor disclosure. In our response, dated July 16, 2014, we explained why we believe we had appropriately accounted for Unitel using the equity method and why we had concluded that there was no impairment of our investment in Unitel as of December 31, 2013. The Staff has not made further comments regarding these matters, but we have not been informed that the Staff's review of these matters is complete.

        A second letter from the Staff, dated October 9, 2014, asked us to explain our basis for concluding that the supplemental information provided in the August 2014 Form 6-K with respect to Notes 24, 45.1.3 and 48b to our consolidated financial statements for the year ended December 31, 2013 were not disclosures required by IAS 24, Related Party Disclosures, and to provide further clarification with respect to our short-term investments in securities issued by Espírito Santo International ("ESI"), and other GES entities. The Staff's comments also requested our analysis of whether or not the GES entities were related parties for purposes of IAS 24 and Item 7 of Form 20-F. Finally, the Staff asked us to address our disclosure of concentration risk for purposes of IFRS 7, Financial Instruments: Disclosures, in our consolidated financial statements for the year ended December 31, 2013. On November 6, 2014, we provided our response to the Staff's comments. In our response, dated November 6, 2014, we explained why we believe that supplemental information was not required under IAS 24 and we provided the further clarification regarding our short-term investments in securities issued by ESI. The Staff has not made further comments regarding these matters, but we have not been informed that Staff's review is complete. For additional information about transactions with our related parties and major shareholders, see Notes 41 and 42, respectively, to our audited consolidated financial statements.

ITEM 5—OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this report.

Overview

        Our audited consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Principal Factors Affecting Our Financial Condition and Results of Operations

Effect of the Oi Capital Increase

        Before the Oi Capital Increase described in "Presentation of Financial Information—Oi Capital Increase, Acquisition of PT Portugal and the Proposed Business Combination" and "Item 4—Information on the Company—Overview—Transactions with Oi," we reviewed and assessed the performance of our businesses through two operating segments: (i) Telecommunications in Portugal, which we conducted through our consolidated subsidiaries, and (ii) Telecommunications in Brazil—Oi, consisting of our interest in Oi, which we reported using the equity method of accounting in accordance with IFRS 11, Joint Arrangements. In addition to our reportable segments, we also had other businesses that did not rise to a threshold that required disclosure as a reportable segment, consisting of certain strategic partnerships in Africa and Asia whose results of operations we consolidated in our consolidated financial statements, as well as equity interests in the strategic partnerships CTX Participações S.A. ("CTX"), the controlling shareholder of Contax, in Brazil and Unitel in Angola, which we accounted for using the equity method.

        In connection with the Oi Capital Increase, we contributed to Oi the PT Assets, which included the operational assets and liabilities that we had reported as our Telecommunications in Portugal segment, as well as the interests in the international strategic partnerships described in the preceding paragraph, other than Oi and Contax. In addition, as a result of the transactions undertaken in connection with the Oi Capital Increase, we no longer hold an interest in Contax. See "Item 4—Information on the Company—Overview—Transactions with Oi—Business Combination with Oi—Transfer of Assets and Liabilities to PT Portugal in Preparation for the Oi Capital Increase." As described in Note 2 to our audited consolidated financial statements, after May 5, 2014, the date of the completion of the Oi Capital Increase, we ceased to fully consolidate these businesses. As a result, we now present the results of operations and cash flows for these businesses for the periods prior to May 5, 2014 as discontinued operations and, accordingly, have restated our statements of income and of cash flows for the years ended December 31, 2012 and 2013.

        The effect of the Oi Capital Increase on our financial condition and results of operations is described in greater detail in Note 1 to our audited consolidated financial statements.

        As of December 31, 2014, our only material asset was our interest in Oi, which we continued to report using the equity method of accounting in accordance with IFRS 11.

        As of December 31, 2014, PT SGPS held a 39.7% direct and indirect stake in Oi. After the execution of the Exchange Agreement and Call Option Agreement with PT Portugal and PTIF, subsidiaries of Oi, and the completion of the Exchange contemplated by those agreements on March 30, 2015, we hold a direct and indirect ownership interest of 27.5% in Oi's share capital, including 26.4% of the voting share capital (held directly by us and through our wholly-owned subsidiary, Bratel Brasil, but excluding indirect interests), through which we conduct substantially all of our business and operations. Additionally, PT SGPS holds the Rioforte Investments and the Call Option.

Effect of the Rioforte Defaults and the Exchange

        As described in "Presentation of Financial Information—Rioforte Defaults and the Exchange" and "Item 4—Information on the Company—Overview—Transactions with Oi," following the default by Rioforte under the Rioforte Investments, we entered into the Exchange Agreement and the Call Option Agreement with PT Portugal and PTIF, subsidiaries of Oi. We completed the Exchange contemplated by those agreements on March 30, 2015.

        Following the completion of the Exchange, we have no material assets other than:

  •
  our direct and indirect ownership interest of 27.5% in Oi's share capital, including 26.4% of the voting share capital (held directly by us and through our wholly-owned subsidiary, Bratel Brasil, but excluding indirect interests), through which we conduct substantially all of our business and operations;

  •
  the Rioforte Investments; and

  •
  the Call Option.

        We have joint control of Oi, together with Oi's other major shareholders, and our involvement in Oi's activities is governed by shareholders' agreements of Oi's parent company, TmarPart, that govern our ability to participate in and contribute to Oi's management decisions. However, although we are Oi's largest shareholder and have representation on Oi's board of directors, we are unable to exercise determinative control of Oi's activities and strategic direction. Our business, results of operations and prospects are, therefore, dependent upon Oi's board of directors and management as well as on Oi's other major shareholders. We rely on our existing cash, dividends paid by Oi and any amounts recovered from the Rioforte Investments for our cash needs, including paying our operating expenses.

Rate of Growth of Brazil's Gross Domestic Product and Demand for Telecommunications Services

        Given that Oi is a Brazilian company with a substantial portion of its operations in Brazil, it is affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 0.1% in 2014, and grew by 2.3% in 2013 and 0.9% in 2012. While we believe that growth in Brazil's GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on Oi's revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to Oi's services and the volume of usage of Oi's services by Oi's subscribers and, as a result, its net operating revenue.

        Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 39.6 million as of December 31, 2004 to 45.0 million as of December 31, 2014, the latest date for which such information has been made available by ANATEL, and the number of mobile subscribers in Brazil increased from 65.6 million as of December 31, 2004 to 280.7 million as of

December 31, 2014. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

        During the three-year period ended December 31, 2014, the number of mobile subscribers in Brazil has grown at an average rate of 5.0% per year while the number of fixed lines in service in Brazil during the three-year period ended December 31, 2014, has declined by an average rate of 1.5% per year. As the incumbent provider of fixed-line services and a provider of mobile services in Oi's service areas, Oi is both a principal target and a beneficiary of this trend. During the three-year period ended December 31, 2014, the number of Oi's mobile subscribers in Region II has grown at an average rate of 22.2% per year from 8.1 million at December 31, 2011 to 9.9 million at December 31, 2014 and the number of mobile subscribers in Region I has grown at an average rate of 13.3% per year from 27.1 million as of December 31, 2011 to 30.7 million at December 31, 2014, while the number of Oi's fixed lines in service in Region II has declined by an average rate of 21.2% per year from 5.2 million at December 31, 2011 to 4.1 million at December 31, 2014 and the number of fixed lines in service in Region I of Oi's subsidiary Telemar has declined by an average rate of 26.0% per year from 10.0 million at December 31, 2011 to 7.4 million at December 31, 2014.

Demand for Oi's Telecommunications Services

Demand for Oi's Local Fixed-Line Services

        Brazil's fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for local Oi's fixed-line services has reached a plateau in recent years. Because the number of Oi's customers terminating their fixed-line services has exceeded new activations during this period, the number of Oi's fixed lines in service in Region II declined by 0.8 million between December 31, 2011 and December 31, 2014 and the number of fixed lines in service in Region I of Telemar declined by 1.9 million. In addition, the new fixed lines that Oi has activated between December 31, 2011 and December 31, 2014 generally represent customers that have changed addresses or low-income customers from whom Oi generates revenues at a rate below its average revenue per customer.

        Oi has sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering a variety of bundled pans that include mobile services, broadband services and Oi TV subscriptions to Oi's fixed-line customers. As a result of these service offerings, Oi expects that the rate of decline in number of Oi's fixed lines in service will be reduced. As of December 31, 2014, 7.6% of Oi's fixed lines in service also subscribed for ADSL service. As of December 31, 2014, 43.1% of Oi's local fixed-line customers subscribed for bundled service packages, which accounted for 27.5% of Oi's post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan.

        Oi is required under ANATEL regulations and its concession contracts to offer a basic service plan to its fixed-line residential customers that allows 200 minutes of usage of its fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, Oi charges the customer for the excess minutes on a per-minute basis. Oi offers alternative local fixed-line plans that include significantly larger numbers of minutes and charges higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under Oi's basic plan if the customer used the number of minutes included in the alternative plan. As the number of Oi's customers selecting these alternative plans has grown in response to Oi's marketing and promotional efforts, Oi has recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to Oi's alternative fixed-line plans represented 82.0% of its fixed lines in service as of December 31, 2014 as compared to 77.3% of the fixed lines in service of Oi and Telemar as of December 31, 2011. We believe that Oi's alternative local fixed-line plans contribute to a net increase in its local fixed-line revenue as many subscribers of its alternative fixed-line plans do not use their full monthly allocations of local minutes.

        The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of Oi's public telephones. As the incumbent local fixed-line service provider in Region I and Region II, Oi is required under ANATEL regulations and its concession contracts to meet specified targets with respect to the availability of public telephones throughout its concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of public telephones of Oi and Telemar declined by 85% from 2011 to 2014.

Demand for Oi's Mobile Services

        Oi's customer base for mobile services has grown from 45.5 million at December 31, 2011 to 50.2 million at December 31, 2014. Oi believes that the primary reason that its customer base for mobile services has been the success of Oi's marketing and promotion campaigns.

        The market for mobile services is extremely competitive in each of the regions that Oi serves. During 2014, the average monthly churn rate of Oi's mobile services segment was 4.1% per month. As a result, (1) Oi incurs selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that Oi offers in connection with its promotional activities lead to charges against its gross operating revenue from mobile services. In addition, competitive pressures have in the past required Oi to introduce service plans under which the monthly and per-minute rates that Oi charges its mobile customers are lowered, reducing its average revenue per customer.

        We expect Oi's overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in Oi's mobile services business to occur at lower rates than Oi has historically achieved.

Demand for Oi's Data Transmission Services

        Oi's broadband services customer base (including the broadband customers of Telemar prior to Oi's corporate reorganization in 2012) has grown from 4.9 million at December 31, 2011 to 5.9 million as of December 31, 2014, primarily as a result of (1) Oi's marketing and promotional campaigns, (2) the growth in the number of households in Oi's fixed-line service areas that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of Oi's fixed-line customers to value the data transmission speeds available through Oi's broadband services. We expect the number of Oi's fixed-line customers that subscribe to its broadband services to continue to increase in the near term.

Effects of Expansion of Mobile Data Transmission Services

        In December 2007, Oi acquired the authorizations and radio frequency licenses necessary for it to commence the offering of 3G services throughout Region II and TNL PCS acquired the authorizations and radio frequency licenses necessary for Oi to commence the offering of 2G services in the State of São Paulo and 3G services throughout Region I and Region III. In June 2012, Oi acquired the authorizations and radio frequency licenses necessary for it to commence the offering of 4G services throughout Brazil. During 2012, 2013 and 2014, Oi undertook extensive capital expenditure projects to install the network equipment necessary to expand its offerings of these services.

        In 2014, Oi's mobile data transmission services, consisting of 2G, 3G and 4G services to mobile handsets and mini-modems, captured approximately 702,000 net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period). Oi increased the number of municipalities in which it offered 4G services to 45, covering 30.6% of the population of Brazil, as of December 31, 2014 from 24 municipalities, covering 23.1% of the population of Brazil, as of December 31, 2013, and Oi increased the number of municipalities in which it offered 3G services to 1,011, covering 69.4% of the population of Brazil, as of December 31, 2014 from 891 as of December 31, 2013. Oi expects that these services will generate significant additions to its mobile customer base and lead to long-term increases in its revenues and operating income before financial income (expenses) and taxes.

        The aggregate cost of Oi's 3G authorizations and radio frequency licenses and Oi's 2G authorizations and radio frequency licenses in Region III was R$3,766 million, which Oi will pay to ANATEL in installments through 2023. The cost of Oi's 4G authorizations and radio frequency licenses was R$368 million, which Oi will pay to ANATEL in installments through 2020.

        During 2014, 2013 and 2012, Oi Mobile invested R$1,351 million, R$1,392 million and R$971 million, respectively, in the network equipment necessary to offer these services, which has increased Oi's depreciation expenses. Oi financed the purchase and installation of its network equipment through loans and vendor financing.

        Under Oi's 3G radio frequency licenses, Oi is required to meet certain service expansion obligations that will require capital expenditures through 2016. Under Oi's 4G radio frequency licenses, it is required to meet certain service expansion obligations that will require capital expenditures through 2019. If Oi is unable to fund these capital expenditures through its operating cash flows, Oi may incur additional indebtedness or vendor financing obligations, which would increase its outstanding indebtedness and financial expenses.

Effects of Divestment of Non-Core Assets

        Beginning in 2012, Oi entered into various transactions to monetize non-essential assets and acquire the services related to these assets at more favorable financial terms, with an aim to reduce future capital expenditures and maintenance expenses.

        In December 2012, Oi sold its wholly-owned subsidiary Sumbe to São Paulo SPE Locação de Torres Ltda. for R$516 million. Sumbe owned approximately 1,200 communications towers and rooftop antennae used in Oi's mobile services business. Contemporaneously with the sale of Sumbe, Oi entered into an operating lease agreement with a term of 15 years with Sumbe permitting it to continue to use space on these communications towers and rooftop antennae for its mobile services business.

        In August 2013, Oi completed the assignment of the right to use 4,226 fixed-line communications towers that formed part of Oi's infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. Oi has entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years), effective upon completion of the assignments.

        In November 2013, Oi completed the assignment of the right to use 2,113 fixed-line communications towers that formed part of its infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. Oi has entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years), effective upon completion of the assignments.

        In December 2013, Oi and its subsidiary BrTI sold all of their equity interests in Brasil Telecom Cabos Submarinos Ltda. and its subsidiaries (collectively "GlobeNet") (other than Brasil Telecom de Venezuela S.A.) to BTG Pactual YS Empreendimentos e Participações. GlobeNet's principal assets consist of 22,500 kilometers of fiber optic submarine cables, composed of two rings of protected submarine cables, linking connection points between the United States, Bermuda, Colombia and Brazil.

As part of this transaction, GlobeNet will supply guaranteed submarine cable capacity to Oi and its subsidiaries at a fixed price for a term of 13 years.

        In March 2014, Oi sold all of its equity interests in Caryopoceae, its wholly-owned subsidiary, to SBA Torres Brasil, Ltda. Caryopoceae owned 2,007 mobile telecommunications towers and rooftop antennae used in its mobile services business. Contemporaneously with the sale of this subsidiary, Oi entered into an operating lease with a 15-year term (renewable for another five years) with Caryopoceae permitting it to continue to use space on these communications towers for its mobile services business.

        In December 2014, Oi sold all of its equity interests in Tupã Torres, its wholly-owned subsidiary, to SBA Torres Brasil, Ltda. Tupã Torres owned 1,641 mobile telecommunications towers and rooftop antennae used in Oi's mobile services business. Contemporaneously with the sale of Tupã Torres, Oi entered into an operating lease with a 15-year term (renewable for another five years) with Tupã Torres permitting Oi to continue to use space on these communications towers for its mobile services business.

        As a result of these transactions, the amount of property and equipment that Oi records has been reduced, and consequently it will no longer record depreciation and amortization expenses relating to these assets, nor will it be required to maintain these assets. As a result of Oi entering lease and other agreements to continue to use these assets in the provision of its services, we expect Oi's lease and related expenses to increase in future periods.

Effects of Investments in Africatel

        At the time of Oi's acquisition of PT Portugal, PT Portugal held indirectly 75% of the outstanding share capital of Africatel which held 25% of the outstanding share capital of Unitel. Oi's management considers this a non-controlling stake in Unitel which does not grant Oi significant influence over the financial, operating and strategic policies of Unitel since, from July 22, 2014, the only member of Unitel's board of directors that had been appointed by PT Ventures resigned from his position, and the other shareholders of Unitel have not permitted PT Ventures to appoint a replacement. As such, in 2014, Oi was unable to participate in the decision-making process of these policies, including decisions on dividend and other distributions, material business relations, appointment of officers or managers, or the provision of key technical information. Accordingly, upon the acquisition of PT Portugal, Oi recognized this investment as an available-for-sale financial asset recognized at fair value. The fair value of the investment in Unitel of R$4,089 million was determined based on the valuation report prepared by Banco Santander on the valuation of PT SGPS's operating assets that was used as the basis for the valuation of PT Portugal as part of the Oi Capital Increase using a series of estimates and assumptions, including the cash flow projections for a four-year period, the choice of a growth rate to extrapolate the cash flow projections, and definition of appropriate discount rates.

        As a result of Oi's decision to sell Africatel, the assets and liabilities related to Africatel, including its investment in Unitel and the accounts receivable relating to declared and unpaid dividends of Unitel, were classified in Oi's balance sheet as assets held for sale and liabilities associated to held for sale assets, respectively.

        As at December 31, 2014, the fair value of Oi's investment in Unitel was determined using a methodology identical to the one adopted by Banco Santander (Brasil) in preparing the valuation of PT Portugal as part of the Oi Capital Increase, using updated the material estimates and assumptions, and also taking into consideration the events described in "Item 3—Key Information—Risk Factors—Risks Relating to Oi's African and Asian Operations." Based on this determination, Oi did not record any impairment loss relating to this investment.

Effects of Competition on the Rates that Oi Realizes and the Discounts Oi Records

        The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including the convergence of technology and services that enable telecommunications service providers that were previously limited to providing a single service to provide services in other industry segments, such as in the case of broadband services provided by cable television service providers and by mobile service providers (using 3G and 4G technology) and in the case of traditional fixed-voice services transmitted by mobile telecommunications service providers.

        In response to these competitive pressures, (1) Oi may offer its services at rates below the rate caps established by ANATEL, and (2) from time to time Oi offers its services with promotional discounts or offer additional complimentary services with the purchase of some of its services. Oi records the services sold at the rates established under its service plans or at rates approved by ANATEL and records the amount of these services represented by the promotional discounts or delivered on a complimentary basis as discounts and returns in its income statement.

Effects of Adjustments to Oi's Regulated Rates and Inflation

        Telecommunications services rates are subject to comprehensive regulation by ANATEL. Oi's rates for local fixed-line services, domestic long-distance services, mobile services, interconnection to Oi's fixed-line network, and EILD and SLD services are subject to regulation by ANATEL. Oi is required to obtain ANATEL approval prior to offering new alternative fixed-line or mobile plans. The rates established or approved by ANATEL for Oi's services act as caps on the prices that Oi charges for these services, and Oi is permitted to offer these services at a discount from the rates approved by ANATEL. After ANATEL establishes or approves rate caps for these services, these rate caps are subject to annual adjustment based on the rate of inflation, as measured by the IST. Rate caps for local fixed-line plans are adjusted by inflation, as measured by the IST, less an amount that serves as a proxy for productivity gains achieved by Oi and the local fixed-line services industry as a whole.

        Because substantially all of Oi's cost of services and operating expenses are incurred in Reais in Brazil, these rate increases act as a natural hedge against inflation and, as a result, Oi's operating margins have not been materially affected by inflation. However, because these rate adjustments are only made on an annual basis, in periods of severe inflation, Oi may not be able to pass its increased costs through to its customers as incurred.

        A significant portion of Oi's Real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation, and the ICPA rate, an inflation index, and, as a result, inflation results in increases in Oi's interest expenses and debt service obligations.

Effects of Claims by ANATEL that Oi Has Not Fully Complied with its Quality of Service and Other Obligations

        As a fixed-line service provider, Oi must comply with the provisions of the General Plan on Quality Goals. As a public regime service provider, Oi must comply with the network expansion and modernization obligations under the General Plan on Universal Service Goals and its concession agreements. Oi's personal mobile services authorizations set forth certain network expansion obligations and targets and impose obligations on it to meet quality of service standards. In addition, Oi must comply with regulations of general applicability promulgated by ANATEL, which generally relate to quality of service measures.

        If Oi fails to meet quality goals established by ANATEL under the General Plan on Quality Goals, fails to meet the network expansion and modernization targets established by ANATEL under the General Plan on Universal Service Goals and its concession agreements, fails to comply with its obligations under its personal mobile services authorizations or fails to comply with its obligations under other ANATEL regulations, it may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of its concessions and authorizations.

        On an almost weekly basis, Oi receives inquiries from ANATEL requiring information from it on its compliance with the various service obligations imposed on it by its concession agreements. If Oi is unable to respond satisfactorily to those inquiries or comply with its service obligations under its concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. Oi has received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to its inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service Goals.

        At the time that ANATEL notifies Oi that it believes that Oi has failed to comply with its obligations, Oi evaluates the claim and, based on its assessment of the probability of loss relating to that claim, may establish a provision. Oi vigorously contests a substantial number of the assessments made against it.

        In December 2013, ANATEL approved Resolution No. 629/2013 under which a Term of Conduct Adjustment (Termos de Ajustamento de Conduta) was adopted permitting telecommunications concessionaires to request that their obligations to pay certain fines to ANATEL be satisfied through capital expenditure investments in their networks. Under this regulation, concessionaires must submit a proposal to ANATEL detailing corrective measures they plan to take (without reference to additional costs or investments) and proposed additional projects (including the actions and investments Oi will undertake). Oi is currently negotiating its proposal with ANATEL in order to balance its financial health with regulatory obligations. Oi expects a decision from ANATEL regarding its proposal by November 2015.

        During 2014, Oi recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$60 million. Oi's provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that it was ultimately required to pay with respect to claims brought by ANATEL.

Effect of Level of Indebtedness and Interest Rates

        At December 31, 2014, Oi's total outstanding indebtedness on a consolidated basis was R$33,295 million, excluding debt obligations of PT Portugal in the amount of R$18,893 million that have been classified as liabilities of assets held for sale but are expected to remain obligations of Oi following the completion of its sale of PT Portugal. The level of Oi's indebtedness results in significant interest expenses that are reflected in Oi's income statement. Financial expenses of Oi's continuing operations consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 6 to Oi's consolidated financial statements. In 2014, Oi recorded financial expenses of its continuing operations of R$5,891 million on a consolidated basis, of which R$2,933 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$1,464 million consisted of losses from monetary correction and exchange differences on third-party loans and financings. In addition, Oi recorded financial expenses of its discontinued operations of R$694 million. Part of the financial expenses of Oi's continuing operations were offset by income from derivative transactions of R$427 million and by financial income related to cash maintained offshore to provide a natural hedge of R$34 million. As Oi hedged its foreign currency denominated debt against exchange rate fluctuations, the cost of such indebtedness is linked to fluctuations in the CDI rate rather than the exchange rate. The interest rates that Oi pays depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of the company, its industry and the Brazilian economy made by potential lenders to the company, potential purchasers of its debt securities and the rating agencies that assess the company and its debt securities.

        Standard & Poor's, Moody's and Fitch maintain ratings of Oi and its debt securities. Any ratings downgrades of Oi in the future would likely result in increased interest and other financial expenses relating to Oi's loans and financings, including debt securities, and could adversely affect Oi's ability to obtain such financing on satisfactory terms or in amounts required by it.

Seasonality

        Oi does not have material seasonal operations.

Financial Presentation and Critical Accounting Policies

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

        We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our audited consolidated financial statements, other than accounting policies that are no longer applicable to us as of December 31, 2014.

Valuation of Our Interest in Oi

        As described above under "—Principal Factors Affecting Our Financial Condition and Results of Operations," we account for our interest in Oi using the equity method of accounting in accordance with IFRS 11. Upon the completion of the Oi Capital Increase on May 5, 2014, we valued our interest in Oi based on the value of Oi's share price in Oi's Capital Increase on that date, applicable for both the new interest obtained through the Oi Capital Increase and the interest held through Bratel Brasil prior to that capital increase. After May 5, 2014, we adjusted that investment for our share in Oi's gains and losses up to December 31, 2014, through the equity method of accounting.

        Beginning on September 8, 2014, the date that our shareholders approved the Exchange Agreement and the Call Option Agreement, we classified the portion of the investment to be delivered pursuant to the Exchange Agreement as a non-current asset held for sale, and measured that portion at fair value based on the trading price of Oi shares to be exchanged for Rioforte debt and the Call Option.

Recognition of Provisions and Adjustments

        Provisions are recorded when, at the end of the period, we have an obligation to a third party that is probable or certain to create an outflow of resources to the third party. This obligation may be legal, regulatory or contractual in nature. It may also be derived from our practice or from public commitments having created a legitimate expectation for such third parties that we will assume certain responsibilities. To estimate the expenditure that we are likely to bear to settle the obligation, our management takes into consideration all of the available information at the closing date for our audited consolidated financial statements. If no reliable estimate of the amount of the obligation can be made, no provision is recorded; information is then disclosed in the notes to the audited consolidated financial statements.

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

        In connection with the Exchange Agreement, we recorded a provision relating to the financial impact of the Exchange Agreement, as referred to in Note 36 to our audited consolidated financial statements. Given the short time frame between the end of our fiscal year and the execution of the agreement on March 30, 2015, we did not adjust the provision for the time value of money.

Other Accounting Policies Involving Judgments and Estimates

        In addition to the critical accounting policies described above, we have other significant accounting policies that involve judgments and estimates that are relevant to the period prior to the completion of the Oi Capital Increase on May 5, 2014 but which we no longer consider to be critical accounting policies as of December 31, 2014. These included accounting policies related to the following:

  •
  post-retirement benefits;

  •
  goodwill;

  •
  valuation and useful life of intangible and tangible assets;

  •
  determination of the market value of revalued assets; and

  •
  deferred taxes.

        We describe these accounting policies in greater detail under the caption "Judgments and estimates" in Note 3 to our audited consolidated financial statements, which discussion is incorporated herein by reference.

Recent IFRS Accounting Pronouncements

        During fiscal year 2014, we adopted the following standards, which have been issued by the IASB:

  •
  IAS 32 (Amendment), "Offsetting Financial Assets and Financial Liabilities." This amendment is part of an IASB project relating to offsetting and clarifies the meaning of "currently has a legally enforceable right to set-off." The amendment further clarifies that certain settlement systems (clearing houses) may be equivalent to net settlement. No material impact has resulted from the adoption of this revised standard.

  •
  IAS 36 (Amendment), "Recoverable Amount Disclosure for Non-Financial Assets." This standard addresses the disclosure of information about the recoverable amount of impaired assets when based on fair value less selling costs. No material impact has resulted from the adoption of this revised standard.

  •
  IAS 39 (Amendment), "Novation of Derivatives and Continuation of Hedge Accounting." This amendment allows hedge accounting to continue in a situation where a derivative designated as a hedging instrument is novated to effect clearing with a central counterparty as a result of laws or regulations, if specific conditions are met. No material impact has resulted from the adoption of this revised standard.

  •
  Amendments to IFRS 10, 12 and IAS 27—"Investment Entities." This amendment defines an investment entity and introduces an exception from consolidation under IFRS 10 for qualifying investment entities for which all investments in subsidiaries are required to be measured at fair value through profit and loss under IAS 39. Specific disclosures requirements are included in IFRS 12. No material impact has resulted from the adoption of this revised standard.

  •
  IFRIC 21 (new), 'Levies' This is an interpretation relating to IAS 37 and the recognition of liabilities, clarifying that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment.

        The following standards, amendments to existing standards and interpretations have been published and are mandatory for the accounting periods beginning on or after January 1, 2015 or later periods, and for which we are not early adopters:

  •
  IAS 1 (Amendment), "Disclosure Initiative" (effective for annual periods beginning on or after January 1, 2016). The amendment provides guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. We are evaluating the potential impact of adoption of this revised standard.

  •
  IAS 16 and IAS 38 (Amendment), "Acceptable Methods of Depreciation and Amortization Calculation" (effective for annual periods beginning on or after January 1, 2016). The amendment clarifies that the use of revenue-based methods to calculate the depreciation/amortization of an asset is generally presumed to be an inappropriate basis for measuring the use of the economic benefits embodied in an asset. The amendment will be applied prospectively. We do not expect any material impact from adopting this revised standard.

  •
  IAS 16 and IAS 41 (Amendment), "Agriculture: Bearer Plants" (effective for annual periods beginning on or after January 1, 2016). This amendment defines the concept of a bearer plant and removes it from the scope of IAS 41, Agriculture, to the scope of IAS 16, Property, Plant and Equipment, with related impacts on measurement. However, the produce growing on bearer plants will remain within the scope of IAS 41, Agriculture. We do not expect any material impacts from adopting this revised standard.

  •
  IAS 19 (Amendment), "Defined Benefit Plans—Employee Contributions" (effective for annual periods beginning on or after 1 July 2014). The amendment applies to contributions from employees or third parties to defined benefit plans and aims to simplify the accounting when contributions are independent of the number of years of service. We do not expect any material impact from adopting this revised standard.

  •
  IAS 27 (amendment), 'Equity method in separate financial statements' (effective for annual periods beginning on or after 1 January 2016). This amendment allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in separate financial statements. This amendment applies retrospectively. We do not expect any material impacts from adopting this revised standard.

  •
  Amendments to IFRS 10 and IAS 28, 'Sale or contribution of assets between investor and its associate or joint venture' (effective for annual periods beginning on or after January 1, 2016). This amendment clarifies that the sale or contribution of assets between an investor and its associate or joint venture entitles the investor to recognize a full gain or loss when the assets transferred constitute a business, and only a partial gain or loss (in the share owned by third parties) when it does not constitute a business. We are evaluating the impacts that might arise upon adoption of this revised standard.

  •
  Amendments to IFRS 10, 12 and IAS 28, 'Investment entities: applying consolidation exception' (effective for annual periods beginning on or after January 1, 2016). This amendment clarifies that the exemption from the obligation to prepare consolidated financial statements by investment entities applies to an intermediate parent that is a subsidiary of an investment entity. The policy choice to apply the equity method, under IAS 28, is extended to entities that are not investment entities but that have an interest in an associate or joint venture that is an investment entity. We do not expect any material impacts from adopting this revised standard.

  •
  IFRS 11 (Amendment), 'Accounting for the acquisitions of interests in joint operations' (effective for annual periods beginning on or after January 1, 2016). This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business by applying the principles of IFRS 3—Business combinations. We do not expect any material impacts from adopting this revised standard.

  •
  Improvements to standards 2010-2012 (generally effective for annual periods beginning on or after July 1, 2014). The 2010-2012 annual improvements affects: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. We are evaluating the impacts that might arise upon adoption of this revised standard.

  •
  Improvements to standards 2011-2013 (effective in European Union for annual periods beginning on or after July 1, 2014). The 2011-2013 annual improvements affects: IFRS 1, IFRS 3, IFRS 13 and IAS 40. We are evaluating the impacts that might arise upon adoption of this revised standard.

  •
  Improvements to standards 2012-2014, (effective for annual periods beginning on or after January 1, 2016). The 2012-2014 annual improvements affects: IFRS 5, IFRS 7, IAS 19 and IAS 34. We are evaluating the impacts that might arise upon adoption of this revised standard.

  •
  IFRS 9 (new), 'Financial instruments' (effective for annual periods beginning on or after January 1, 2018). IFRS 9 replaces the guidance in IAS 39 regarding: (i) classification and measurement of financial assets and liabilities; (ii) recognition of credit impairment (through the expected credit losses model); and (iii) hedge accounting requirements and recognition. We are evaluating the impacts that might arise upon adoption of this revised standard.

  •
  IFRS 14 (new), 'Regulatory deferral accounts' (effective for annual periods beginning on or after January 1, 2016). This standard permits first-time adopters to continue to recognize amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognize regulatory assets/liabilities, the referred amounts must be presented separately in the financial statements. We do not expect any material impacts from adopting this revised standard.

  •
  IFRS 15 (new), 'Revenue from contracts with customers' (effective for annual periods beginning on or after January 1, 2017). This new standard applies only to contracts with customers to provide goods or services, and requires an entity to recognize revenue when the contractual obligation to deliver the goods or services is satisfied and by the amount that reflects the consideration the entity is expected to be entitled to, following a five step approach. We are evaluating the impacts that might arise upon adoption of this revised standard.

Recent Developments

PT Completion of the Exchange

        On March 30, 2015, the transactions contemplated by the Exchange Agreement described in "Presentation of Financial Information—Rioforte Defaults and the Exchange" and "Item 4—Information on the Company—Overview—Transactions with Oi" were completed through the transfer of the Rioforte Investments in the aggregate amount of €897 million to us in exchange for 47,434,872 of Oi's common shares and 94,869,744 of Oi's preferred shares. In addition, on March 30, 2015, PTIF, a subsidiary of Oi, granted us the Call Option to acquire 47,434,872 common shares issued by Oi and 94,869,744 preferred shares issued by Oi pursuant to the Call Option Agreement described in those sections.

Approval of the Sale of PT Portugal to Altice

        On January 22, 2015, our shareholders approved the sale by Oi of the share capital of PT Portugal to Altice described in "Presentation of Financial Information—Proposed Sale of PT Portugal" and "Item 4—Information on the Company—Transactions with Oi—Proposed Sale of PT Portugal to Altice."

        Altice has informed Oi that on April 20, 2015, the European Commission declared that the purchase and sale of PT Portugal was cleared on the condition that Altice sells its interest in Cabovisão and Oni Telecom. The European Commission also rejected the request previously made by the Portuguese Competition Authority (Autoridade da Concorrência) to analyze and review the transaction. On the same date, the Portuguese Insurance and Pension Funds Supervisory Authority (Autoridade de Supervisão de Seguros e Fundos de Pensões) also issued a decision of non-opposition to the indirect acquisition by Altice Portugal of a qualifying holding in PT Portugal's subsidiary Previsão—Sociedade Gestora de Fundos de Pensões, S.A.

        Oi has stated that it expects that the closing of this sale will occur during the second quarter of 2015.

Results of Operations

        The following tables set forth the breakdown of our consolidated earnings and losses for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012 (Restated)	2013 (Restated)		2014
	(€ millions)	(€ millions)	Increase (%)	(€ millions)	Increase (%)
Cost, expenses, losses and income:
Wages and salaries	12.0	11.9	(0.6)%	(5.8)	(148.6)
Supplies, external services and other expenses	2.1	3.2	56.8	26.2	714.5
Indirect taxes	1.0	2.9	185.3	6.4	117.1
Provisions and adjustments	0.4	(0.8)	(295.1)	(0.2)	(69.6)
Depreciation	0.3	0.2	(15.1)	0.1	(57.4)
Losses (gains) on disposal of fixed assets, net	0.0	(0.0)	(468.1)	0.0	(241.2)
Net other gains	0.7	(124.9)	(16793.0)	(1.0)	(99.2)

Income (loss) before financial results and taxes	(16.5)	107.4	(749.4)	(25.7)	(123.9)

Net interest income	(9.6)	(18.5)	92.5	(11.7)	(37.1)
Net foreign currency exchange losses (gains)	(0.8)	1.8	(329.5)	0.6	(68.7)
Net losses (gains) on financial assets and other investments	(0.2)	1.3	(728.9)	363.0	28901.7
Equity in losses of joint ventures	3.9	6.8	73.5	378.6	5468.3
Net other financial expenses	12.7	10.0	(21.0)	39.0	289.4

Income (loss) before taxes	(22.5)	106.1	(570.9)	(795.2)	(849.6)
Income taxes	(13.2)	(4.4)	(66.8)	(35.3)	708.1

Net income (loss) from continuing operations	(9.4)	110.5	(1278.3)	(759.9)	(787.9)
Net income from discontinued operations	319.5	277.5	(13.1)	470.7	69.6

Net income	310.1	388.0	25.1	(289.2)	(174.5)

Attributable to non-controlling interests	84.3	57.0	(32.4)	13.6	(76.2)
Attributable to equity holders of the parent	225.8	331.0	46.6	(302.8)	(191.5)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

        On May 5, 2014, as explained in more detail under "—Overview—Principal Factors Affecting our Financial Condition and Results of Operations" above, we contributed the majority of our assets to Oi in connection with the Oi Capital Increase. As a result, for the period between January 1 and May 5, 2014 and for the year ended December 31, 2013, we present the revenues and costs of these businesses we contributed to Oi under the line item "Net income from discontinued operations." Because, following the completion of the Oi Capital Increase, we operate in the telecommunications sector only through our interest in Oi, which we report using the equity method of accounting in accordance with IFRS 11, we did not report revenues from continuing operations for the years ended December 31, 2013 and 2014.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, amounted to a net gain of €5.8 million in 2014, as compared to a cost of €11.9 million in 2013, primarily as a result of the reversal of an accrual for variable compensation that had been recognized in prior years due to the revision in 2014 of our estimates of variable compensation.

        Supplies, External Services and Other Expenses.    Supplies, external services and other expenses increased to €26.2 million in 2014 from €3.2 million in 2013, primarily as a result of increased third-party expenses related to the Business Combination, the events surrounding the defaults under the Rioforte Investments, the agreements entered into in anticipation of the Exchange and other events in 2014.

        Indirect Taxes.    Indirect taxes increased to €6.4 million in 2014 from €2.9 million in 2013, primarily as a result of non-deductible value-added tax on certain financial and legal advisory expenses incurred in 2014 in connection with the Business Combination and the other matters described in the preceding paragraph.

        Provisions and Adjustments.    Provisions and adjustments were €(0.2) million in 2014 and €(0.8) million in 2013. The amount recorded in 2013 relates to provisions for tax contingencies. As of December 31, 2014, provisions recorded in the consolidated statement of financial position amounting to €27.2 million correspond primarily to the anticipated financial impact of the Exchange Agreement entered into with Oi, the cost of which was recorded under the caption "Net other financial expenses."

        Depreciation.    Depreciation remained largely unchanged at €0.1 million in 2014, compared to €0.2 million in 2013.

        Net Other Costs (Gains).    Net other gains amounted to €1.0 million in 2014 and €124.9 million in 2013, primarily as a result of the fact that this line item included a gain amounting to €134.0 million in 2013 resulting from the settlement of contractual obligations related to the acquisition of our investment in Oi in 2011 for a lower amount (€16 million) than the liability initially recognized.

        Income (Loss) Before Financial Expenses and Taxes.    Losses before financial expenses and taxes amounted to €25.7 million in 2014, compared to a gain of €107.4 million in 2013, primarily as a result of third-party expenses incurred in 2014 and net other gains recorded in 2013, as described above.

Financial Income and Expenses

        Net Interest Income.    Net interest income, which relates mainly to term deposits held by PT SGPS and Bratel Brasil, decreased to €11.7 million in 2014 from €18.5 million in 2013, primarily as a result of higher average cash equivalents at PT SGPS in 2013. The majority of our total consolidated debt was contributed to Oi on May 5, 2014 as part of PT Assets in connection with the Oi Capital Increase.

        Net Foreign Currency Exchange Losses.    Net foreign currency losses were not material, amounting to €0.6 million in 2014, compared to €1.8 million in 2013, relating to fluctuations in the Euro-Real and Euro-Dollar exchange rates on certain foreign currency-denominated receivables and payables.

        Net Losses on Financial Assets and Other Investments.    Net losses on financial assets amounted to €363.0 million in 2014, compared to €1.3 million in 2013. In 2014, this line items includes the change in fair value of the portion of the investment in Oi that was classified as a non-current asset held for sale under the terms of the Exchange Agreement. This investment was accordingly measured at fair value as from September 8, 2014, the date of execution of the Exchange Agreement, based on the price of Oi's shares, and the cost recorded in 2014 reflects the reduction in the trading price of Oi's shares between September 8, 2014 and December 31, 2014.

        Equity in Losses of Joint Ventures.    Our equity in losses of joint ventures consists of our equity in the net losses of Oi and its controlling shareholders. Our share in the net losses of joint ventures amounted to €378.6 million in 2014 and €6.8 million in 2013, as set forth in the table below.

	Year Ended December 31,
	2014	2013
	(€ millions)
PT SGPS's direct share in the earnings (losses) of each entity:(1)
Oi	(284)	23
TmarPart	(11)	(10)
EDSP75	(32)	(10)
PASA	(32)	(10)
Sayed	(11)	—
Venus	(11)	—
Others	2	—

	(379)	(7)

	Year Ended December 31,
	2014	2013
	(€, millions)
PT SGPS's effective share in the earnings (losses) of each entity:
Oi(2)	(346)	35
Oi controlling shareholders(3)	(34)	(42)
Others	2	—

	(379)	(7)

(1)
These line items reflect our direct share in the net losses of each joint venture (all of which, other than Oi, are controlling shareholders of Oi), which for Oi's controlling shareholders includes the share of these shareholders in the net losses of Oi and includes other net losses recorded by these entities, excluding the equity accounting in Oi.

(2)
This line item reflects our effective share in Oi's net earnings (losses).

(3)
This line item reflects our effective share in the earnings (losses) of the controlling shareholders of Oi, adjusted for the share of these shareholders in the net losses of Oi. Accordingly, this line item includes primarily our share in (a) interest expense of TmarPart, LF-TEL and AG-TEL related to the gross debt of these entities, which was repaid on May 5, 2014 in connection with the Oi Capital Increase, and (b) general and administrative expenses incurred by TmarPart.

        Our effective share in Oi's net losses amounted to €346 million in 2014, compared to net gains of €35 million in 2013, primarily as a result of (1) a loss amounting to approximately €1.3 billion recognized by Oi to adjust the carrying value of PT Portugal's Portuguese operations to their recoverable amount in connection with the agreement entered into by Oi for the sale of these businesses to Altice and (2) higher financial expenses in 2014.

        For more detail on the performance of Oi's earnings see "—Further Information Regarding the Results of Operations of our Equity Investment in Oi" and Note 25 of our audited consolidated financial statements, which includes an income statement and statement of financial position of Oi, which are adjusted to reflect the effects of the purchase price allocation as well other adjustments in accordance with our accounting policies.

        Net Other Financial Expenses.    Net other financial expenses increased to €39.0 million in 2014 from €10.0 million in 2013, and include banking services, bank guarantees and other financing costs, primarily as a result of (1) a provision of €27.1 million recorded in 2014 corresponding to the anticipated financial impact of the Exchange Agreement and (2) the inclusion of bank charges and other financial services incurred (taxes paid on the transfer of funds to Brazil) in this line item in 2014 in connection with the Oi Capital Increase and the convertible bonds issued by certain controlling shareholders of Oi and subscribed by Bratel Brasil and PTB2.

Income Taxes

        Income taxes amounted to income tax gains of €35.3 million in 2014 and €4.4 million in 2013. The change in this line item is primarily a result of the reversal of provisions for income tax contingencies in 2014 (€27 million) and higher operating and net financial expenses in 2014, which resulted in higher income tax gains in that year.

Income (Loss) from Continuing Operations

        Net losses from continued operations amounted to €759.9 million in 2014, as compared to a net income of €110.5 million in 2013, primarily as a result of (1) our share in the net losses of joint ventures (€378.6 million in 2014, compared to €6.8 million in 2013), (2) net losses on financial assets recorded in 2014 (€363 million) related to the change in fair value of the portion of the investment in Oi classified as non-current assets held for sale and (3) the net other gains recorded.

Income (Loss) from Discontinued Operations

        Net income from discontinued operations increased to €470.7 million in 2014 from €277.5 million in 2013, primarily reflecting (1) a gain of €699 million recorded on May 5, 2014 in connection with the share capital increase of Oi, (2) the write-off of deferred tax assets relating to tax loss carryforwards, amounting to €208 million, which was also recorded on May 5, 2014 due to the discontinuation of the Portuguese businesses that supported the recognition of those tax losses and (3) the gain recorded in connection with the disposal of the equity investment in CTM in June 2013 (€310 million). Adjusting for these effects, discontinued operations reported net losses of €20 million for the period between January 1 and May 5, 2014 and €32 million for the year ended December 31, 2013.

Net Income (Loss) Before Non-Controlling Interests

        Net losses (before non-controlling interests) amounted to €289.2 million in 2014, as compared to a net income of €388.0 million in 2013, reflecting the increase in net losses from continuing operations, partially offset by the increase in the net income from discontinued operations, as explained above.

Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests amounted to €13.6 million in 2014 and €57.0 million in 2013, primarily reflecting lower income from our former African businesses in 2014 up to May 5, 2014, when these businesses were contributed to Oi in the Oi Capital Increase.

Net Income Attributable to Equity Holders of the Parent

        Losses attributable to our equity holders in 2014 amounted to €302.8 million in 2014, compared to a net income of €331.0 million in 2013.

        Basic earnings per common and "A" shares from total operations decreased from €0.39 in 2013 to a net loss per share of €(0.35) in 2014 on the basis of 868,759,659 and 855,053,670 average outstanding shares in 2014 and 2013, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        As described above, we present the revenues and costs of the businesses we contributed to Oi under the line item "Net income from discontinued operations." Because, following the completion of the Oi Capital Increase, we operate in the telecommunications sector only through our interest in Oi, we did not report revenues from continuing operations for the years ended December 31, 2012 and 2013.

Costs, Expenses, Losses and Income

        Wages and Salaries. Wages and salaries, including employee benefits and social charges, remained broadly stable at €11.9 million in 2013 compared to €12.0 million in 2012.

        Supplies, External Services and Other Expenses.    Supplies, external services and other expenses increased to €3.2 million in 2013 from €2.1 million in 2012, primarily reflecting higher legal advisory fees relating to the Business Combination.

        Indirect Taxes.    Indirect taxes increased to €2.9 million in 2013 from €1.0 million in 2012, primarily reflecting non-deductible value-added taxes on operating costs.

        Provisions and Adjustments.    Provisions and adjustments were €(0.8) million in 2013 and €0.4 million in 2012. The amount recorded in 2013 relates to provisions for tax contingencies.

        Depreciation.    Depreciation remained largely unchanged at €0.2 million in 2013, compared to €0.3 million in 2013

        Net Other Costs (Gains).    Net other gains amounted to €124.9 million in 2013, as compared to net other losses of €0.7 million in 2012. In 2013, this line item includes a gain of €134 million resulting from the settlement of contractual obligations related to the acquisition of our investment in Oi in 2011 for a lower amount (€16 million) than the liability initially recognized.

        Income Before Financial Expenses and Taxes.    Income before financial expenses and taxes amounted to €107.4 million in 2013, as compared to a net loss of €16.5 million in 2012, reflecting primarily the net other gains of €124.9 million recorded in 2013, as referred above.

Financial Income and Expenses

        Net Interest Income.    Net interest income increased to €18.5 million in 2013 from €9.6 million in 2012, mainly due to higher cash equivalents available at PT SGPS in 2013.

        Net Foreign Currency Exchange Losses (Gains).    Net foreign currency losses (gains) were not material, amounting to a loss of €1.8 million in 2013, compared to a gain of €0.8 million in 2012, relating to fluctuations in the Euro-Real and Euro-Dollar exchange rates on certain foreign currency denominated receivables and payables.

        Net Losses (Gains) on Financial Assets and Other Investments.    Net losses on financial assets were not material, amounting to a loss of €1.3 million in 2013, compared to a gain of €0.2 million in 2012.

        Equity in Losses of Joint Ventures.    Our equity in losses of joint ventures consists of our equity in the earnings (losses) of Oi and its controlling shareholders. Our share in the losses of joint ventures amounted to €6.8 million in 2013 and €3.9 million in 2012, as set forth in the table below.

	2013	2012
	(€ millions)
PT SGPS's direct share of the earnings (losses) of each entity(1)
Oi	23	34
TmarPart	(10)	(11)
EDSP75	(10)	(12)
PASA	(10)	(15)
Sayed	—	—
Venus	—	—
Others	—	—

	(7)	(4)

	2013	2012
	(€, millions)
PT SGPS's effective share of the earnings (losses) of each entity
Oi(2)	35	51
Oi controlling shareholders(3)	(42)	(55)
Others	—	—

	(7)	(4)

(1)
These line items reflect our direct share in the net losses of each joint venture, which for Oi's controlling shareholders includes the share of these shareholders in the net losses of Oi and includes other net losses recorded by these entities, excluding the equity accounting in Oi.

(2)
This line item reflects our effective share in Oi's net earnings.

(3)
This line item reflects our effective share in the losses of controlling shareholders of Oi, adjusted for the share of these shareholders in the net earnings of Oi. Accordingly, this line item includes primarily our share in (a) interest expense of TmarPart, LF-TEL and AG-TEL related to the gross debt of these entities, which was repaid on May 5, 2014, which was repaid in connection with the Oi Capital Increase, and (b) general and administrative expenses incurred by TmarPart.

        With respect to Oi, the decrease in our share in Oi's earnings reflects (1) the impact of the depreciation of the Real against the Euro and (2) on a constant currency basis: (i) higher interest expense, primarily explained by the increase in Oi's average debt, (ii) higher depreciation and amortization expenses, mainly due to increased capital expenditures in recent years and (iii) an increase in the cost of supplies and external services. This decrease was partially offset by an increase in services rendered and by higher capital gains recognized in 2013 as compared to 2012, which reflected the disposal of Oi's GlobeNet submarine cable operations in 2013 and the disposal of real estate properties and mobile towers in 2012. The increase in services rendered reflected the positive contribution of broadband and Pay TV revenues and an increase in mobile revenues, which more than offset lower fixed voice revenues.

        For more detail on the performance of Oi's earnings see "—Further Information Regarding the Results of Operations of our Equity Investment in Oi" and Note 25 to our audited consolidated financial statements, which includes an income statement and statement of financial position of Oi, which are adjusted to reflect the effects of the purchase price allocation as well other adjustments in accordance with our accounting policies.

        Net Other Financial Expenses.    Net other financial expenses decreased to €10.0 million in 2013 from €12.7 million in 2012, reflecting lower expenses for banking services and other financial costs.

Income Taxes

        Income taxes amounted to a gain of €4.4 million in 2013 and €13.2 million in 2012, primarily as a result of (1) higher interest income and lower net other financial expenses in 2013, which resulted in a lower income tax gain in that year, and (2) certain adjustments to prior year income taxes recorded in 2012 corresponding to an income tax gain.

Income (Loss) from Continuing Operations

        Income from continued operations amounted to €110.5 million in 2013, compared to net losses of €9.4 million in 2012, reflecting primarily the net other gains recorded in 2013 (€124.9 million), as described above.

Income (Loss) from Discontinued Operations

        Net income from discontinued operations decreased to €277.5 million in 2013 from €319.5 million in 2012, primarily as a result of (1) curtailment costs (€117 million), reflecting a redundancy program undertaken in 2013, (2) lower operating income, explained mainly by the reduction in operating revenues and (3) higher net interest expense, reflecting an increase in average net debt. This effect was partially offset by the gain recorded in connection with the disposal of the equity investment in CTM in June 2013 (€310 million).

Net Income (Loss) Before Non-Controlling Interests

        Net losses before non-controlling interests increased to €388.0 million in 2013 from €310.1 million in 2012, reflecting the improvement in net income from continuing operations, which more than offset the reduction in net income from discontinued operations, as explained above.

Net Income Attributable to Non-Controlling Interests

        Net income attributable to non-controlling interests amounted to €57.0 million in 2013 and €84.3 million in 2012 and related primarily to our former Africatel businesses (€53.6 million and €74.4 million, respectively) and Timor Telecom (€3.5 million and €10.0 million, respectively).

Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to our equity holders increased to €331.0 million in 2013 from €225.8 million in 2012.

        Basic earnings per common and "A" shares from total operations increased to €0.39 in 2013 from €0.26 in 2012 on the basis of 855,053,670 and 856,659,594 average outstanding shares in 2013 and 2012, respectively.

Further Information Regarding the Results of Operations of Our Equity Investment in Oi

        Given the strategic importance of our equity investment in Oi, we present below certain supplemental information regarding the results of Oi's operations.

        The table below sets forth statement of income data of Oi for the years ended December 31, 2014, 2013 and 2012. The statement of income data set forth below reflects the effects of the purchase price allocation performed by us in connection with the acquisition of our investment in the Oi Capital

Increase as well as other adjustments to conform with our accounting policies. This table is presented in Euros and reflects Oi's entire results of operations.

        For the reasons described above, the figures in the table below and in the following discussion are not entirely comparable to the figures reported by Oi in Brazil, which are reported in Reais and prepared in accordance with accounting practices adopted in Brazil ("Brazilian GAAP").

Statement of Income Data:

	Year Ended December 31,
	2014	2013	2012
	(€ millions)
Services rendered and sales	9,050.4	9,908.4	11,218.9
Operating expenses excluding amortization	5,779.3	6,420.0	7,623.7
Interconnection	861.8	1,382.5	1,759.9
Personnel	906.5	883.5	970.7
Third-party services	2,005.3	2,133.4	2,371.6
Grid maintenance service	616.2	811.6	912.1
Rentals and insurance	999.5	739.0	720.3
Other operating income (expenses), net	390.0	470.1	889.2
Operating income excluding amortization	3,271.1	3,488.3	3,595.2
Depreciation and amortization	1,643.6	2,155.2	2,257.0
Income from operations	1,627.5	1,333.1	1,338.2
Financial expenses	1,456.7	1,190.0	1,059.4
Income before taxes	170.8	143.1	278.8
Provision for income taxes	294.0	(8.9)	44.4
Net income from continuing operations	(123.2)	152.0	234.5
Net income from discontinued operations	(1,414.4)	—
Net income	(1,537.6)	152.0	234.5
Share to controlling interests	0.4	3.0	9.6
Net income attributable to controlling interests	(1,538.0)	149.0	224.9

        The Brazilian Real experienced a significant depreciation against the Euro during the years ended December 31, 2014 and 2013, which contributed to significant reductions in revenues and costs as reported in Euros in those years, as presented in the table above. The explanations provided below focus mainly on the changes on a constant currency basis.

Revenues

        Oi's revenues decreased by 8.7% to €9,050.4 million in 2014 from €9,908.4 million in 2013, primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €797 million of the decrease. Excluding the effect of the depreciation of the Brazilian Real against the Euro, services rendered and sales would have decreased by 0.6% in 2014 compared to 2013. A decrease in revenues in Brazil was partially offset by the impact of the consolidation of revenues from operations in Africa as from May 5, 2014 onwards. The reduction in revenues from Oi's Brazilian operations were primarily a result of a decline in revenues across all customer segments, including residential services, personal mobility services and SME/Corporate services.

  •
  Residential Services.  Residential customer services include fixed telephony services, voice services, data communication services (broadband) and Pay-TV. Operating revenues from residential services declined primarily as a result of (1) a decline in the number of fixed-line customers and (2) a decline in fixed-mobile tariffs. These effects were partially offset by an increase in the average monthly net residential revenue per user, primarily due to an increase in broadband and Pay-TV revenues.

  •
  Personal Mobility Services.  Personal mobility services include sales of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services. Operating revenues from personal mobility services declined, primarily as a result of the reduction in VU-M interconnection tariffs (rates charged by the operator of the network to terminate a call on its mobile network). This effect was partially offset by an increase in pre-paid recharge revenues, mobile data revenue and sales of handsets.

  •
  SME/Corporate Services.  Operating revenues from corporate services decreased as a result of (1) the decrease in fixed-mobile and mobile interconnection tariffs, and (2) the decline in the average number of Oi's corporate customers.

        Oi's revenues decreased by 11.7% to €9,908.4 million in 2013 from €11,218.9 million in 2012, primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €1,422 million of the decrease. Excluding the effect of the depreciation of the Brazilian Real against the Euro, services rendered and sales would have increased by 1.0% in 2013 compared to 2012, reflecting increases in revenues across all customer segments, including residential services, personal mobility services and SME/ Corporate services.

  •
  Residential Services.  The increase in revenues from Oi's residential customer category primarily reflects increases in local fixed-line services and data transmission services due to the positive contribution from triple and quadruple-play offers. These effects were partially offset by decreases in demand for fixed voice products, including due to (1) a decrease in the average number of lines in service at Oi's legacy fixed line operations as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed line services and (2) decreases in revenues from long-distance fixed-line services.

  •
  Personal Mobility Services.  The increase in revenues from Oi's personal mobility customer category primarily reflects increased sales of premium services (such as data services and value-added services) to postpaid customers and the launch of new promotions for prepaid services. These effects were partially offset by the negative effect of lower mobile termination rates.

  •
  SME/Corporate Services.  In Oi's enterprise customer category, revenues decreased as a result of a reduction of Oi's corporate customer base due to Oi's focus on improving the quality and profitability of its customer base.

Costs, Expenses and Losses

        Oi's total operating costs, expenses and losses, excluding depreciation and amortization, decreased to €5,779.3 million in 2014 from €6,420.0 million in 2013, a decrease of 10.0%, primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €509 million of the decrease. Oi's total costs, expenses and losses decreased to €6,420.0 million in 2013 from €7,623.7 million in 2012, a decrease of 15.8% primarily reflecting the impact of the depreciation of the Real against Euro, which accounted for €902 million of the decrease.

        As referred above, the decrease in Oi's total costs, expenses and losses in 2014, 2013 and 2012 primarily reflect the impact of the depreciation of the Real against the Euro. The changes in the main cost items in the years ended December 31, 2014 and 2013 compared to the years ended December 31, 2013 and 2012, respectively, on a constant currency basis, are explained below.

  •
  Interconnection Costs.  Interconnection costs decreased on a constant currency basis by 32.2% in 2014 compared to 2013, reflecting a 25% drop in the VU-M interconnection tariffs that was mandated in February 2014 and the decline in off-net mobile voice traffic, which reflects the success of Oi's offers that encourage on-net traffic. In 2013, interconnection costs decreased by 10.1% on a constant currency basis compared to 2012, reflecting mobile termination rate reductions, a reduction in the average number of lines in service of Oi's legacy fixed line operations and the settlement of agreements with other operators.

  •
  Personnel Costs.  Personnel costs increased on a constant currency basis by 11.6% in 2014 compared to 2013, primarily as a result of (1) an increase in the number of Oi's employees as a result of internalizing a portion of Oi's facility maintenance functions during 2013, (2) increases in the compensation of some of Oi's employees as a result of the renegotiation of some of its collective bargaining agreements at the end of 2013, and (3) the consolidation of our former African operations as from May 5, 2014. In 2013, personnel costs increased by 4.1% on a constant currency basis compared to 2012, reflecting an increase in employees at Oi's call center, the renegotiation of some of Oi's collective bargaining agreements at the end of 2012 and an increase in administrative employees.

  •
  Third-Party Services.  Third-party services increased on a constant currency basis by 2.3% in 2014 compared to 2013, primarily as a result of (1) increased costs for acquisition of TV content, (2) technology infrastructure projects in connection with the World Cup and (3) the consolidation of our former African operations as from May 5, 2014, which were partially offset by lower costs related to Oi's focus on sales quality, through a more restrictive credit policy and are structuring of sales channels. In 2013, third-party service costs increased by 2.9% on a constant currency basis over 2012, primarily as a result of (1) consulting expenses related to the implementation of a business process outsourcing (BPO) project for Oi's back-office operations at the end of the second quarter of 2012, (2) contractual adjustments due to inflation and (3) greater Pay TV content acquisitions in 2013, which were partially offset by reduced electricity tariffs and lower expenses for commissions and sales in the second half of 2013.

  •
  Network Maintenance Services.  In addition to the impact of the depreciation of the Real against the Euro, network maintenance services also decreased on a constant currency basis by 17.4% in 2014 compared to 2013, primarily as a result of (1) the insourcing of certain maintenance operations in 2013 and (2) actions taken to support Oi's commitment to enhance efficiency and productivity and procedures that Oi adopted to reduce costs. In 2013, network maintenance service costs increased by 1.8% on a constant currency basis over 2012, reflecting Oi's focus on improving the quality of its broadband network to improve services provided to customers.

  •
  Rental and Insurance.  Excluding the impact of the depreciation of the Real against the Euro, rental and insurance expenses increased on a constant currency basis by 47.2% in 2014 compared to 2013, primarily as a result of (1) an increase in rental costs relating to Oi's network infrastructure as a result of Oi's sale of non-strategic assets undertaken in 2013, including the sales of GlobeNet (Oi's former submarine cable operations) and fixed-line communications towers and mobile communications towers, (2) an increase in rental expenses relating to Oi's leasing of capacity on the SES-6 satellite in order to provide Oi's own head-end DTH services within Brazil and (3) annual contractual adjustments under Oi's other rental agreements. In 2013, rental and insurance expenses increased by 17.3% on a constant currency basis over 2012, which is also explained by the sale of certain non-strategic assets completed at the end of 2012 that Oi has rented since 2013.

  •
  Depreciation and Amortization.  In 2014, the decrease in depreciation and amortizations expenses reflects the effect of the depreciation of the Real against the Euro and lower amortization costs related to purchase price allocation effects. In 2013, excluding the impact of the depreciation of the Real against the Euro, depreciation and amortization costs would have increased by 9.2% compared to 2012, mainly due to the commencement of 4G services and the growth of the 4G network, which increased amortizable license costs and depreciable property, plant and equipment at Oi's legacy operations.

  •
  Other Net Operating Income (expenses), Net:  The reduction in 2014 over 2013 (€80 million) is primarily explained by (1) the impact of the depreciation of the Real against the Euro (€34 million), (2) higher gains recorded relating to the sale of assets, reflecting a gain of R$2,399 million (€769 million) recorded in 2014 in connection with the sale of mobile towers and a gain of R$1,497 million (€522 million) recorded in 2013 in connection with the sale of Oi's submarine cable operation GlobeNet, and (3) a reduction of 31.9% on a constant currency basis in allowances for doubtful receivables from the Brazilian operations, reflecting the improvement in the credit policy in order to improve churn and the quality of sales. These effects were partially offset by higher provisions for contingencies and marketing and publicity expenses. The reduction in 2013 compared to 2012 (€419 million) primarily reflects primarily the gain of R$1,497 million (€522 million) recorded in 2013 in connection with the sale of GlobeNet, as referred to above, which was partially offset by higher allowances for doubtful receivables reflecting the increase in sales in 2012 combined with the adverse macroeconomic environment in 2013.

Financial Expenses

        Adjusting for the impact of the depreciation of the Real against the Euro, which accounted for an increase of €266.7 million in 2014 compared to 2013, net financial expenses increased in 2014, primarily as a result of (1) the increase in debt-related financial expenses, which reflected the 18.6% annual interest increase due to higher rates for the Interbank Certificate of Deposit (Certificado de Depósito Interbancário, or "CDI") rate, an interbank rate, the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado, or "IPCA") index published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or "IBGE") and interest on indebtedness denominated in foreign currencies, and (2) the 26.7% annual growth in net foreign exchange results in connection with the extension of Oi's derivative positions and higher CDI, which resulted in greater hedging costs. In addition, other financial expenses also increased significantly, primarily as a result of (1) the reversal of interest and monetary restatement on amounts due under the Social Integration Program taxes (Programa de Integração Social, or "PIS") and federal Contributions for Social Security Financing (Contribuição para Financiamento da Seguridade Social, or "COFINS") taxes included in the Brazilian federal government's tax refinancing program (REFIS) that occurred in 2013, (ii) the depreciation in 2014 in the value of our shares held by Telemar, a subsidiary of Oi, that were classified as available for sale investments and (3) monetary restatement effect resulting from the sale of the right to use Oi's fixed towers.

        In 2013, net financial expenses also increased on a constant currency basis as compared to 2012, primarily as a result of (1) increased interest expense reflecting increased debt levels in connection with the amounts paid to non-controlling shareholders in April 2012 upon the completion of Oi's corporate reorganization and (2) the dividends paid by Oi in April and August 2012.

Provision for Income Taxes

        The increase in the provision for income taxes in 2014 compared to 2013 is primarily a result of (1) a write-off of tax credits amounting to €83 million (R$266 million) related to a potential loss on the shares of PT SGPS held by Telemar, (2) certain non-deductible expenses recorded in 2014 related to the settlement of principal, fines and interest in the amount of €138 million (R$443 million) payable to the Brazilian federal government's tax refinancing program, (3) an increase in income before income tax and (4) an increase in income prior to the foregoing adjustments. The decrease in 2013 over 2012 was primarily a result of lower income before income taxes.

Net Losses from Discontinued Operations

        Net losses from discontinued operations relates to PT Portugal's Portuguese operations for the period from May 5, 2014, when they were acquired by Oi in connection with the Oi Capital Increase, through December 31, 2014. These operations have been classified as discontinued operations with respect to Oi in light of the agreement entered into by Oi for the sale of these businesses to Altice. The losses included under this line item primarily include an impairment loss of approximately €1.3 billion recognized in order to adjust the carrying value of the investment in PT Portugal's Portuguese operations to the recoverable amount under the agreement with Altice.

Net Income After Non-Controlling Interests

        Oi's net losses after non-controlling interests amounted to €1,538.0 million in 2014, compared to a net income of €149.0 million in 2013. This decrease is primarily a result of (1) net losses from discontinued operations recorded in 2014, (2) higher net financial expenses and (3) the gains recorded in 2013 in connection with the sale of non-strategic assets, primarily related to the disposal of GlobeNet, Oi's submarine cable operations. These effects were partially offset by lower depreciation and amortization costs.

        Oi's net income after non-controlling interests decreased to €149.0 million in 2013 from €224.9 million in 2012, primarily as a result of the impact of the depreciation of the Real against the Euro, which at the level of net income after non-controlling interests amounted to €21.4 million. Adjusting for this effect, Oi's net income after non-controlling interests would have decreased by €54.4 million, primarily as a result of increases in (1) net interest expenses, (2) depreciation and amortization costs and (3) third-party services, which were partially offset by gains recorded in 2013 in connection with the sale of assets in connection with the disposal of GlobeNet.

Liquidity and Capital Resources

Overview

        Following the completion of the Oi Capital Increase, our principal funding requirements relate to funding our operations, including wages and salaries for members of our Board of Directors and our employees and payments to service providers, including legal, accounting and consulting expenses.

        Our principal source of funding for these requirements is cash on hand. In the future, we may also generate cash from dividends received from Oi, monetizing all or a portion of the Call Option or any recovery on the Rioforte Investments, subject to the risks described in "Item 3—Key Information—Risk Factors—Risks Relating to the Rioforte Investments and the Exchange." We believe that our cash balances and other cash sources are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
	(€, millions)
Cash flow from operating activities	113.4	853.7	1,061.8
Continuing operations	(45.1)	(31.0)	(14.6)
Discontinued operations	158.5	884.7	1,076.4
Cash flow from (used in) investing activities:	(1,593.2)	(364.1)	(575.0)
Continuing operations	(1,352.0)	18.5	168.3
Discontinued operations	(241.2)	(382.6)	(743.3)
Cash flow from (used in) financing activities	302.1	(764.7)	(2,112.9)
Continuing operations	(164.9)	(287.0)	(595.9)
Discontinued operations	467.0	(477.7)	(1,517.0)
Total change in cash and cash equivalents	(1,177.6)	(275.1)	(1,626.1)

  Cash Flow from Operating Activities

        Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel, payments relating to income and indirect taxes and payments related to post retirement benefits. Our cash flows from operating activities result primarily from operations conducted by our former subsidiaries and not by PT SGPS, and, as a result, are no longer applicable to continuing operations as from May 5, 2014. None of our former subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations.

        Net cash outflows from operating activities related to continuing operations amounted to €45.1 million in 2014, €31.0 million in 2013 and €14.6 million in 2012. The increase in 2014 compared to 2013 is primarily a result of increases in (1) payments to suppliers (€11.0 million), related mainly to legal and financial consulting fees incurred in the context of the Business Combination, the events surrounding the defaults under the Rioforte Investments, the agreements entered into in anticipation of the Exchange and other events in 2014 and (2) payments to employees (€9.4 million). The increase in 2013 compared to 2012 is primarily a result of increased payments relating to income taxes.

        Net cash flow from operating activities related to discontinued operations in 2014 (€158.5 million) relates only to the period between January 1 and May 5, 2014, as compared to the cash flows for the entire 2013 financial year (€884.7 million), which is the primary explanation for the decrease between 2014 and 2013. The decrease in net cash flows related to discontinued operations in 2013 (€884.7 million) compared to 2012 (€1,076.4 million) is primarily a result of lower collections from customers, reflecting the decline in revenues in our former Portuguese telecommunications business, which was partially offset by lower payments to suppliers.

  Cash Flow from (Used in) Investing Activities

        Cash flows from investing activities include proceeds from disposals of investments in affiliated companies and property, plant and equipment, as well as interest and related income on cash equivalents and short-term investments. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures on tangible and intangible assets and investments in other companies. Some of these cash flows were related mainly to discontinuing operations and as such are no longer applicable to continuing operations as from May 5, 2014.

        Cash outflows from investing activities are related to continuing operations amounted to €1,352.0 million in 2014, primarily as a result of a payment in the amount of R$4,788 million (€1,554.5 million) from Bratel Brasil and PTB2 to subscribe to convertible bonds issued by specific entities that directly or indirectly control AG Telecom and LF Tel, which was partially offset by cash receipts from interest and related income (€14.8 million) and a net cash inflow (€186.4 million) relating to cash receipts from matured short-term treasury investments net of payments relating to new short-term treasury investments. In 2013 and 2012, cash inflows from investing activities related to continuing operations amounted to €18.5 million and €168.3 million, respectively, primarily as a result of lower dividends received from Oi (€98.7 million) and an increase in interest income received in 2011 by PT SGPS and Bratel BV on the proceeds obtained from the sale of Vivo completed in 2010, which were used in March 2011 for our initial acquisition of an interest in Oi.

        Cash flows from investing activities related to discontinued operations in 2014 related only to the period between January 1 and May 5, 2014, and payments relating to investments in tangible and intangible assets also decreased on a comparable basis, benefiting from the significant investments made in previous years in the FTTH and 4G-LTE networks. These effects were partially offset by the proceeds from the disposal of the equity investment in CTM (€335.7 million) in June 2013. In 2012, net cash used in investing activities related to discontinued operations amounted to €743.3 million, higher than net cash outflows in 2013 (€382.6 million), primarily as a result of (1) proceeds from the sale of CTM in 2013 (€335.7 million) and (2) a decrease in cash payments for the acquisition of tangible and intangible assets (€216.8 million), primarily due to lower capital expenditures in our former Portuguese telecommunications business, which were partially offset by a reduction in dividends received from Unitel and higher investments in short-term financial applications.

  Cash Flow from (Used In) Financing Activities

        Cash flows used in financing activities include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings. The majority of our debt was transferred to Oi on May 5, 2014 and as a result related cash flows were classified as cash flows relating to discontinued operations.

        In 2014, 2013 and 2012, cash flows used in financing activities from continuing operations amounted to €164.9 million, €287.0 million and €595.9 million, respectively, primarily as a result of (1) dividends paid to shareholders (€87.6 million, €284.7 million and €569.3 million, respectively) and (2) reimbursements relating to the liability under equity swap contracts (€73.2 million in 2014 and €20.6 million in 2012).

        In the period between January 1, 2014 and May 5, 2014, given that out total consolidated indebtedness was transferred to Oi in connection with Oi's Capital Increase, net cash flows from financing activities relating to discontinued operations mainly reflected cash inflows deriving from the increase in amounts due under the Rioforte Investments held by us, which was partially offset by interest payments during this period. In 2013, net cash outflows from financing activities relating to discontinued operations amounted to €477.7 million, primarily as a result of (1) payments related to interest and similar expenses, in the total amount of approximately €407 million, (2) payments of dividends to non-controlling interests, in the total amount of approximately €31 million, and (3) repayment of loans, net of inflows from new loans, in the total amount of approximately €41 million. In 2012, net cash outflows from financing activities relating to discontinued operations amounted to €1,517.0 million, primarily as a result of (1) a net cash outflow of €1,028 million, corresponding to cash payments from loans repaid net of cash receipts from loans obtained, (2) payments of interest and related expenses (€445 million) and (3) payments of dividends to non-controlling interests (€35 million).

        In 2013 and, 2012 and 2011, dividends paid by PT SGPS and its subsidiaries amounted to €316.1 million, €604.1 million and €1,184.7 million, respectively. During 2014 and 2013, PT SGPS paid dividends to its shareholders in May 2014 and May 2013 in the amount of €87.6 million and €284.7 million, respectively, corresponding to a dividend of €0.10 and €0.325 per ordinary share, respectively. In 2012, PT SGPS paid dividends of €188.3 million on January 4, 2012, which represented an advance dividend with respect to 2011 profits of €0.215 per ordinary share, and €381.0 million in May 2012, which represented a dividend of €0.435 per ordinary share, for total dividends per ordinary share paid in 2012 of €0.65 per ordinary share.

Contractual Commitments

        As of December 31, 2014, our contractual obligations, which relate to finance lease agreements, were as follows:

	Payments due by period in millions of Euros
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Contractual obligations:
Indebtedness	€0.104	€0.054	€0.050	—	—
Interest on indebtedness	0.005	0.003	0.001	—	—
Total contractual cash obligations	€0.108	€0.058	€0.051	—	—

Oi's Contractual Commitments

        The following table presents Oi's contractual obligations and commercial commitments as of December 31, 2014, as reported by Oi:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of Reais)
Continuing operations:
Loans and financings(1)	R$	6,317	R$	15,891	R$	6,730	R$	3,900	R$	32,838
Debentures(2)		1,094		6,206		5,165		8		12,473
Unconditional purchase obligations(3)		1,737		758		343				2,838
Concession fees(4)		288		306		348		1,437		2,379
Usage rights(5)		676		686		—		—		1,362
Pension plan contributions(6)		129		388		258		517		1,292

Total contractual obligations and commitments from continuing operations		10,241		24,235		12,844		5,862		53,182
Discontinued operations:
Financial obligations classified as liabilities of assets held for sale(7)		4,828		7,354		6,979		5,619		24,780
Unconditional purchase obligations(3)		140		—		—		—		140
Usage rights(5)		19		33		—		—		53
Operating lease obligations(8)		98		113		85		93		389
Post-retirement benefit payments of Portuguese operations(9)		499		868		722		1,376		3,465
Total contractual obligations and commitments discontinued operations		5,584		8,368		7,786		7,088		28,827

Total commitments	R$	15,825	R$	32,603	R$	20,630	R$	12,950	R$	82,009

(1)
Includes (1) estimated future payments of interest on Oi's loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2014 and assuming that all amortization payments and payments at maturity on Oi's loans and financings will be made on their scheduled payment dates, and (2) estimated future cash flows on Oi's derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2014 and assuming that all payments on Oi's derivative obligations will be made on their scheduled payment dates.

(2)
Includes estimated future payments of interest on Oi's debentures, calculated based on interest rates applicable as of December 31, 2014 and assuming that all amortization payments and payments at maturity on Oi's debentures will be made on their scheduled payment dates.

(3)
Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4)
Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on Oi's results for the year ended December 31, 2014.

(5)
Consists of payments due to ANATEL and ANACOM for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2014.

(6)
Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan.

(7)
Includes estimated future payments of interest on debt obligations of PT Portugal that have been classified as liabilities of assets held for sale but will remain obligations of our company following the completion of Oi's sale of PT Portugal, calculated based on interest rates and foreign exchange rates applicable at December 31, 2014 and assuming that all amortization payments and payments at maturity on these debt obligations will be made on their scheduled payment dates.

(8)
Consists of obligations under contractual rental agreements and includes obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred.

(9)
Consists primarily of the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees, described below in "—Post-Retirement Benefits." The total amount relating to Oi's Portuguese telecommunications business differs from the net accrued post-retirement liability recognized in our consolidated statement of financial position primarily because the latter amount relates to the discounted unfunded obligations. These obligations will be assumed by Altice in connection with the closing of the sale of PT Portugal.

        Oi is also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$5,132 million as of December 31, 2014. See "Item 8—Financial Information—Legal Proceedings."

Indebtedness

        As of December 31, 2014, we had no outstanding indebtedness.

Oi's Indebtedness

        Under IFRS 5, as of December 31, 2014, Oi was required to classify all financial obligations of PT Portugal as liabilities of assets held for sale. Oi expects to complete the PT Portugal reorganization by June 9, 2015, which is expected to result in 100% of the share capital of PTIF and PT Participações being transferred from PT Portugal to Oi. Upon the completion of this transfer, all financial obligations of PTIF and PT Participações and its subsidiaries are expected to be reclassified as indebtedness of Oi.

        On a consolidated basis, Oi's Real-denominated indebtedness as of December 31, 2014 was R$21,191 million, its U.S. dollar-denominated indebtedness was R$12,706 million, and its Euro-denominated indebtedness was R$2,426 million. As of December 31, 2014, Oi's Real-denominated indebtedness bore interest at an average rate of 12.91% per annum, its Euro-denominated indebtedness bore interest at an average rate of 5.125% per annum, and its U.S. dollar-denominated indebtedness bore interest at an average rate of 5.08% per annum. As of December 31, 2014, 79.4% of Oi's debt bore interest at floating rates, including the effect of swap operations.

  Oi's Short-Term Indebtedness

        Oi's short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$4,464 million as of December 31, 2014. Under Oi's financing policy, it generally does not incur short-term indebtedness, as it believes that its cash flows from operations generally will be sufficient to service its current liabilities.

  Oi's Long-Term Indebtedness

        Oi's principal sources of long-term debt are:

  •
  fixed-rate notes issued in the international market;

  •
  debentures issued in the Brazilian market;

  •
  credit facilities with BNDES;

  •
  unsecured lines of credit obtained from Brazilian financial institutions;

  •
  credit facilities with international export credit agencies;

  •
  real estate securitization transactions; and

  •
  credit facilities with a development bank.

        Some of Oi's debt instruments require that Oi and/or certain of its subsidiaries comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period, Oi is not in compliance with the defined financial covenants ratios. Oi was in compliance with these financial covenants at December 31, 2014, and it believes that it will be able to comply with these financial covenants during 2015. In addition, Oi believes that its compliance with these financial covenants will not adversely affect its ability to implement its financing plans.

        The instruments governing a substantial portion of indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments or under the financial obligations of PT Portugal classified as liabilities of assets held for sale could trigger an event of default under other indebtedness or enable the creditors under other indebtedness or under financial obligations of PT Portugal classified as liabilities of assets held for sale to accelerate that indebtedness or those obligations.

        As of December 31, 2014, all of Oi's debt instruments with BNDES were secured by pledges of certain of its accounts receivable.

        The following discussion briefly describes certain of Oi's significant financing transactions.

  Fixed-Rate Notes

        Oi has issued five series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually or annually in arrears.

        The following table sets forth Oi's outstanding fixed-rate debt securities as of December 31, 2014, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)
Oi 9.75% senior notes due 2016(1)	R$	1,100	September 2016
Oi 5.125% senior notes due 2017(2)		€750	December 2017
Oi 9.500% senior notes due 2019(3)	US$	142	April 2019
Oi 5.500% senior notes due 2020	US$	1,787	October 2020
Oi Brasil Holdings Coöperatief U.A. 5.75% senior notes due 2022(3)	US$	1,500	February 2022

(1)
These notes are denominated in Reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment.

(2)
These notes are fully and unconditionally guaranteed by Telemar Norte Leste S.A.

(3)
These notes are obligations of Oi's subsidiary Oi Brasil Holdings Coöperatief U.A. and are fully and unconditionally guaranteed by Oi.

  Debentures

        Oi has issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth Oi's outstanding debentures as of December 31, 2014, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of Reais)
Oi debentures due 2017	R$	400	CDI plus 0.94%	March 2017
Oi debentures due 2017	R$	1,000	CDI plus 1.00%	August 2017
Oi debentures due 2018	R$	2,350	CDI plus 1.15%	December 2018(1)
Oi debentures due 2019	R$	1,500	CDI plus 0.75%	March 2019
Oi debentures due 2020	R$	1,600	IPCA plus 6.20%	March 2020(2)
Oi debentures due 2020	R$	246	IPCA plus 7.98%	April 2020
Telemar debentures due 2021	R$	31	IPCA plus 0.50%	July 2021

(1)
The outstanding principal amount of these debentures is payable in three equal annual installments commencing in December 2016.

(2)
The outstanding principal amount of these debentures is payable in two equal annual installments commencing in March 2019.

  Credit Facilities with BNDES

        Oi and its subsidiaries have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding Oi's investment plans, funding the expansion of its telecommunications plant (voice, data and video), and making operational improvements to meet the targets established in ANATEL's General Plan on Universal Service Goals and the General Plan on Quality Goals in effect at the time of these loans.

        The following table sets forth selected information with respect to Oi's BNDES credit facilities as of December 31, 2014.

Facility	Outstanding Principal Amount	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of Reais)
Oi Mobile 2009 credit facility(1):
Floating-rate loans	459	TJLP plus 3.95%	Monthly(2)	December 2018
Fixed-rate loans	22	4.50%	Monthly(2)	December 2018
Oi Mobile 2009 credit facility:
A loans	359	TJLP plus 3.95%	Monthly(2)	December 2018
B loans	9	4.50%	Monthly(2)	December 2018
Telemar 2012 credit facility:
A loans	610	TJLP plus 4.08%	Monthly(3)	July 2021
B loans	129	2.50%	Monthly(3)	January 2021
D loans	150	TJLP plus 2.18%	Monthly(3)	January 2021
Oi Mobile 2012 credit facility(4):
A loans	312	TJLP plus 4.08%	Monthly(3)	July 2021
B loans	80	2.50%	Monthly(3)	January 2021
C loans	20	2.50%	Monthly(3)	January 2021
Oi 2012 credit facility:
A loans	339	TJLP plus 4.08%	Monthly(3)	July 2021
B loans	58	2.50%	Monthly(3)	January 2021
C loans	169	2.50%	Monthly(3)	January 2021
Oi Mobile 2012 credit facility:
A loans	90	TJLP plus 4.08%	Monthly(3)	July 2021

(1)
On September 30, 2013, the obligations of Telemar under its 2009 Credit Facility and the obligations of Oi under its 2009 Credit Facility were assumed by TNL PCS, in each case with the consent of BNDES. As a result of the merger of TL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS's obligations under this credit facility.

(2)
Amortization on this facility commenced in January 2012.

(3)
Amortization on this facility commences in August 2015.

(4)
As a result of the merger of TL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS's obligations under this credit facility.

  Unsecured Lines of Credit

        In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the acquisition of control of Oi. The loans under this line of credit originally bore interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year, commencing in May 2010. As a result of the renegotiation of the terms and conditions of these loans in May 2011, these loans bear interest at the rate of the CDI rate plus 1.00% per annum from May 2011 to May 2014 and at the rate of CDI rate plus 1.83% per annum from May 2014 to May 2018. The principal of these loans is payable in seven equal annual installments, commencing in May 2010. As of December 31, 2014, the outstanding principal amount under this line of credit was R$3,071 million.

        In December 2012, Oi entered into a revolving credit facility with a syndicate of financial institutions. Under this facility, up to R$1.5 billion aggregate principal amount will be available for disbursement to Oi during the three-year term of this facility. The loans under this credit facility bear interest at a rate of Inter-financial Deposits (Depósitos Interfinanceiros), as calculated by CETIP S.A.—Mercados Organizados, plus 1.10% per annum. Oi may receive up to 10 disbursements during the term of this credit facility, each with a minimum value of R$300 million. Principal and interest for each disbursement are paid in accordance with the terms of each disbursement request. As of December 31, 2014, the outstanding principal amount under this credit facility was R$1,300 million, which is due in December 2015.

  Credit Facilities with Export Credit Agencies

  Credit Facilities with FINNVERA

        In June 2008, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$192 million and US$108 million under this export credit facility were received in 2008 and 2009, respectively. The proceeds of this export credit facility have been and will be used by Telemar to fund equipment purchases related to Telemar's capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. As of December 31, 2014, the outstanding principal amount under this credit facility was US$141 million.

        In August 2009, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$208 million, US$27 million, US$74 million, US$97 million and US$92 million under this export credit facility were received in February 2010, May 2010, February 2011, June 2011 and January 2012, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar's capital expenditures on Oi's fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.70% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in August 2019. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in August 2011. As of December 31, 2014, the outstanding principal amount under this credit facility was US$294 million.

        In December 2011, Telemar entered into an export credit facility with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$200 million. A disbursement of US$188 under this export credit facility was received in December 2012. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar's capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this facility bear interest at the rate of LIBOR plus 0.90% per annum, payable semi-annually in arrears. The principal amount of these loans is payable in 17 semi-annual installments commencing in February 2013. As of December 31, 2014, the outstanding principal amount under this credit facility was US$153 million.

  Credit Facility with Nordic Investment Bank

        In July 2008, Telemar entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to Telemar's infrastructure.

        Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. As of December 31, 2014, the outstanding principal amount under this credit facility was US$74 million.

  Credit Facilities with China Development Bank

        In February 2009, Telemar entered into a credit facility agreement with China Development Bank Corporation ("China Development Bank"), under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$227 million and US$52 million under this credit facility were received in 2009 and 2010, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar's capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016. As of December 31, 2014, the outstanding principal amount under this credit facility was US$82 million.

        In October 2009, Telemar entered into a credit facility agreement with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$94 million and US$98 million under this credit facility were received by Telemar in 2010 and 2011, respectively. The proceeds of this credit facility have been and will be used by Telemar to fund equipment purchases related to Telemar's capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in October 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2012 and terminating upon maturity in October 2016. As of December 31, 2014, the outstanding principal amount under this credit facility was US$88 million.

  Credit Facility with Crédit Agricole Corporate and Investment Bank

        In April 2010, Telemar entered into an export credit facility agreement with Crédit Agricole, as lender and facility agent, under which Crédit Agricole agreed to disburse loans in the aggregate principal amount of up to US$220 million, in two tranches of US$110 million each. Disbursements in the aggregate principal amount of US$46 million and US$31 million under the first tranche of this facility were received in July 2010 and February 2011, respectively, and disbursements in the aggregate principal amount of US$55 million and US$89 million under the second tranche of this facility were received in May 2011 and February 2012, respectively. The proceeds of these disbursements have been and will be used to fund equipment purchases related to Telemar's capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under the first and second tranches of this facility bear interest at an average rate of LIBOR plus 1.40% per annum. Loans under the first tranche of this facility pay interest semi-annually in arrears through maturity in August 2019. Loans under the second tranche of this facility pay interest semi-annually in arrears through maturity in August 2020. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments, commencing in August 2011 for the first tranche and in August 2012 for the second tranche. ONDD, the Belgian national export credit agency, is providing an insurance policy in connection with this facility. As of December 31, 2014, the outstanding principal amount under this credit facility was US$146 million.

  Export Credit Facility with Swedish Export Corporation

        In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation ("SEK"), and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to US$103 million. Disbursements of US$5 million, US$9 million, US$39 million, US$14 million, US$21 million, US$6 million and US$10 million under this export credit facility were received in July 2011, November 2011, July 2012, October 2012, February 2013, June 2013 and October 2013, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar's capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.21% per annum, payable semi-annually in arrears, through maturity in February 2020. The principal of these loans is payable in 17 equal semi-annual installments, commencing in February 2012. As of December 31, 2014, the outstanding principal amount under this credit facility was US$76 million.

  Export Credit Facility with Export Development Canada

        In July 2012, Telemar entered into an export credit facility agreement with EDC under which EDC agreed to disburse loans in the aggregate principal amount of up to US$200 million. A disbursement of US$96 million and US$104 million under this export credit facility were received in February 2013 and April 2014, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar's capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.25% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2022. The outstanding principal amount of these loans is payable in 17 semi-annual installments commencing in May 2014. As of December 31, 2014, the outstanding principal amount under this credit facility was US$177 million.

  Export Credit Facility with the Office National Du Ducroire/Nationale Delcrederedienst

        In March 2013, Oi entered into an export credit facility agreement with ONDD, under which ONDD agreed to disburse loans in two tranches in the aggregate principal amount of up to US$257 million. A disbursement of US$98 million under this export credit facility was received in March 2014. The proceeds of this export credit facility will be used to fund equipment purchases from

Alcatel-Lucent. Loans under this export credit facility bear interest at the rate of LIBOR plus 1.50% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in March 2024. The outstanding principal amount of these loans is payable in 18 semi-annual installments commencing in September 2014. As of December 31, 2014, the outstanding principal amount under this credit facility was US$92 million.

  Real Estate Securitization Transaction

        In August 2010, Telemar transferred 162 real estate properties to Oi's wholly-owned subsidiary Copart 4 Participações S.A. ("Copart 4"), and Oi transferred 101 real estate properties to Copart 5 Participações S.A. ("Copart 5"), its wholly-owned subsidiary. Telemar entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 4 and Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 5.

        Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários) ("CRIs") backed by these receivables. The CRIs were purchased by Brazilian financial institutions.

        Oi received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million on a consolidated basis, and recorded its obligations to make the assigned payments as short- and long-term debt in Oi's consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. The proceeds raised in this transaction were used to repay short-term debt. In June 2012, each of Copart 4 and Copart 5 partially redeemed the CRIs that they had issued for an aggregate amount of R$393 million. As of December 31, 2014, the aggregate liability under these leases was R$808 million.

  Credit Facilities with Development Banks

        In February 2009, TNL PCS entered into a credit facility with Banco do Nordeste do Brasil S.A. ("BNB"), under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS's obligations under this credit facility. The proceeds of this credit facility have been used for capital expenditures on Telemar's mobile telecommunications infrastructure for the northeastern region of Brazil. Disbursements of R$370 million under this credit facility were received in 2009. Loans under this credit facility bear interest at 10.0% per annum, with a 15% discount available for timely payment of the interest payments under these loans. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011. At December 31, 2014, the outstanding principal amount under this credit facility was R$192 million.

  Financial Obligations Included in Liabilities of Assets Held for Sale

        Under IFRS 5, as of December 31, 2014, Oi was required to classify all financial obligations of PT Portugal as liabilities of assets held for sale. Oi expects to complete the PT Portugal reorganization by June 9, 2015, which is expected to result in 100% of the share capital of PTIF and PT Participações being transferred from PT Portugal to Oi. Upon the completion of this transfer, all financial obligations of PTIF and PT Participações and its subsidiaries are expected to be reclassified as indebtedness of Oi.

        As of December 31, 2014, financial obligations of PT Portugal classified as liabilities of assets held for sale was R$18,893 million, consisting of R$1,934 million of short-term financial obligations and R$16,958 million of long-term financial obligations.

        As of December 31, 2014, all of the financial obligations of PT Portugal classified as liabilities of assets held for sale were denominated in Euros and bore interest at an average rate of 4.71% per annum. As of December 31, 2014, 19.5% of the financial obligations of PT Portugal classified as liabilities of assets held for sale bore interest at floating rates.

  Short-Term Financial Obligations Included in Liabilities of Assets Held for Sale

        Oi's short-term financial obligations included in liabilities of assets held for sale was R$1,934 million as of December 31, 2014, including commercial paper facilities in the outstanding principal amount of €396.3 million (R$1,236 million).

  Long-Term Financial Obligations Included in Liabilities of Assets Held for Sale

        Some of the instruments governing the financial obligations of PT Portugal classified as liabilities of assets held for sale require that Oi and/or certain of its subsidiaries comply with financial covenants, semi-annually or quarterly. Under each of these financial instruments, the creditor has the right to accelerate the obligation if, at the end of any applicable period Oi is not in compliance with the defined financial covenants ratios. Oi is in compliance with these financial covenants at December 31, 2014, and it believes that it will be able to comply with these financial covenants during 2015.

        The instruments governing a substantial portion of the financial obligations of PT Portugal classified as liabilities of assets held for sale require contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could (1) trigger an event of default under Oi's indebtedness or the instruments that govern the financial obligations of PT Portugal classified as liabilities of assets held for sale, or (2) enable the creditors under its indebtedness or the instruments governing the financial obligations of PT Portugal classified as liabilities of assets held for sale to accelerate that indebtedness or those obligations.

        The following discussion briefly describes certain of the significant financing transactions of PT Portugal classified as liabilities of assets held for sale.

  Fixed-Rate Notes

        In connection with Oi's acquisition of PT Portugal on May 5, 2014, Oi guaranteed all of the notes outstanding notes under PT SGPS's Euro Medium Term Note Programme ("the EMTN program"). Most of these notes were issued by PTIF, a subsidiary of PT Portugal; one series of notes was issued by Portugal Telecom and on May 5, 2014, PT Portugal was substituted as the issuer for this series of notes. All of these securities pay interest semi-annually or annually in arrears.

        On April 9, 2015, Oi commenced a consent solicitation in which it is seeking the consent of the holders of PT Portugal's 6.25% Notes due 2016 to the substitution, in place of PT Portugal, of PTIF as issuer and principal obligor under these notes in order to satisfy one of the conditions to closing under the PTP Share Purchase Agreement. If the consent is granted by the holders of the notes, the notes will also be amended to grant to the holders of these notes an option to redeem their notes at specified prices based on the date of the closing of the sale of PT Portugal. A meeting of holders of the notes to consider the proposed consent held on May 4, 2015 was adjourned for lack of a quorum and is currently scheduled to be reconvened on May 19, 2015.

        The following table sets forth the notes of PT Portugal and PTIF classified as liabilities of assets held for sale as of December 31, 2014, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount	Final Maturity
	(€, millions)
PTIF 5.625% Notes due 2016(1)	600	February 2016
PT Portugal 6.25% Notes due 2016(1)	400	July 2016
PTIF 5.242% Notes due 2017(1)	250	November 2017
PTIF 4.375% Notes due 2017(1)	500	March 2017
PTIF 5.875% Notes due 2018(1)	750	April 2018
PTIF 5.00% Notes due 2019(1)	750	November 2019
PTIF 4.625% Notes due 2020(1)	1,000	May 2020
PTIF 4.5% Notes due 2025(1)	500	June 2025

(1)
These notes are fully and unconditionally guaranteed by Oi.

  EIB Amortizing Loans

        From April 2008 to November 2011, PT SGPS entered into five loan agreements with EIB under which EIB agreed to disburse loans in the aggregate principal amount of up to €530 million. As a result of a corporate reorganization of the subsidiaries of PT SGPS on May 5, 2014, PT Portugal assumed PT SGPS's obligations under these loan agreements. Loans under these loan agreements bear interest at an average rate of 2.76% per annum. Interest on each of these loans is payable annually in arrears through maturity between December 2017 and October 2019. The outstanding principal amount of these loans is payable in annual installments commencing between December 2011 and September 2014. As of December 31, 2014, the outstanding principal amount under these loan agreements was €466 million.

  Bank of China Credit Facility

        In May 2011, PT SGPS, PT Comunicações, S.A. and PTIF, as borrowers, entered into an export credit facility with the Bank of China Limited, London Branch ("Bank of China"), under which the Bank of China agreed to disburse loans in the aggregate principal amount of €80 million. As a result of a corporate reorganization of the subsidiaries of PT SGPS on May 5, 2014, PT Portugal assumed PT SGPS and PT Comunicações, S.A.'s obligations under this credit facility. The proceeds of this credit facility have been and will be used to fund equipment purchases and related service purchases pursuant to supply agreements with Huawei Technologies Co. Ltd. Loans under this credit facility bear interest at an average rate of EURIBOR plus 1.65% plus mandatory costs (as defined therein) per annum. Interest on each of these loans is payable monthly, quarterly or semi-annually, as selected by the borrower, in arrears through maturity in May 2023. The outstanding principal amount of these loans is payable in 20 equal semi-annual installment commencing in November 2013. In connection with our acquisition of PT Portugal, in May 2014 Oi guaranteed all obligations under this loan agreement. As of December 31, 2014, the outstanding principal amount under this credit facility was €62 million.

Capital Expenditures

        After giving effect to the Oi Capital Increase and our reporting of the businesses we contributed to Oi as discontinued operations for periods prior to the completion of the Oi Capital Increase, we do not have material capital expenditures, and we do not anticipate making material capital expenditures in the future.

Oi's Capital Expenditures

        Oi's capital expenditures on property, plant and equipment and intangible assets of its continuing operations were R$5,382 million in 2014, R$6,614 million in 2013 and R$6,477 million in 2012. Oi's capital expenditures on property, plant and equipment and intangible assets of its discontinued operations were R$911 million in 2014. The following table sets forth Oi's capital expenditures on plant expansion and modernization of its continuing operations for the periods indicated.

	Year Ended December 31,
	2014		2013		2012
	(in millions of reais)
Data transmission equipment	R$	1,207	R$	1,740	R$	1,365
Installation services and devices		878		411		1,318
Mobile network and systems		877		1,147		1,081
Voice transmission		663		908		645
Information technology services		454		378		392
Telecommunication services infrastructure		281		539		322
Buildings, improvements and furniture		166		542		244
Submarine cables		—		25		152
Network management system equipment		113		202		142
Backbone transmission		159		71		36
Internet services equipment		3		7		19
Other		581		644		761

Total capital expenditures		5,382		6,614		6,477
(Unpaid) amount and cash outflow to settle previously recorded liabilities		(122)		(638)		(1,147)

Total capital expenditures according to the cash flow statement	R$	5,260	R$	5,976	R$	5,330

        Oi's principal capital expenditures relate to a variety of projects designed to expand and upgrade its data transmission networks, its mobile services networks, its voice transmission networks, its information technology equipment and its telecommunications services infrastructure.

Data Transmission Equipment Programs

        In Oi's access networks, it has been in engaged in a program of deploying FTTH technology to support its "triple play" services, using a GPON network engineered to support IP TV and RF overlay video services, internet with speeds up to up to 200 Mbps, and VoIP services.

        Oi has been engaged in a program of acquiring and installing data communications equipment to convert elements of its networks that use ATM protocol over legacy copper wire and SDH protocols to MPLS protocol over optical fiber, which supports IP and permits the creation of VPNs through its MetroEthernet networks.

        Oi's transport network currently is based on 10/40 Gbps line rate interfaces and it is upgrading its optical network OTN DWDM and IP backbone routers to support 100 Gbps line rates. Oi is also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of its DWDM capacity, fast restorations, and IP routers traffic offloading.

        In addition to the capacity expansion, Oi is simplifying its transport network architecture through the adoption of the single edge concept, which means using its single router to perform many functions, such as aggregation, service protocol termination, access gateway and others, that otherwise would require many specialized routers. Oi believes that this network simplification will reduce both capital and operational expenditures.

Mobile Services Network Programs

        Oi has undertaken a project to upgrade a portion of its mobile networks to enable it to increase the capacity of its mobile network. In 2012, Oi constructed 2,237 new radio base stations to support the growth of its subscriber base and expand the capacity at many of its existing radio base stations. In addition, Oi has undertaken a project to replace approximately 1,407 of our radio base stations in Region I, all of which employ Alcatel-Lucent technology, with Huawei base stations. Oi completed the replacement of these radio base stations in December 2012. Oi's investment in these projects in 2012 was R$1,000 million.

        Oi is engaged in a program of introducing wireless local loop technology which will provide service to its customers through its 2G network in areas not supported by its fixed-line network.

        Since December 2007, when Oi acquired its authorizations to provide 3G services, it has engaged in a program of developing its 3G network. Oi is deploying new radio base stations and transceivers to improve its 3G coverage and quality in areas which it already serves, reducing the level of signal congestion in these areas, and to expand its 3G service to municipalities in Regions I, II and III where it currently does not provide 3G service. Oi is continuing to upgrade portions of its 3G mobile network to support greater data rates through the HSPA+ standard.

        In June 2012, Oi acquired the authorizations and radio frequency licenses necessary for it to commence the offering of 4G services throughout Brazil. Oi intends to offer these services using LTE network technology and has begun deploying its 4G network. As part of this project, Oi has upgraded its existing mobile core to the LTE Evolved Packet Core, using an Evolved NodeB base station under a Radio Access Network that it will share with other Brazilian mobile services operators. In 2013, Oi commenced offering 4G services in the 12 cities where the FIFA World Cup was held. Oi's deployment was conducted in cooperation with TIM, another Brazilian mobile operator, under a RAN Sharing regime. Through this regime, both operators share the same physical network, each using its own frequency spectrum resources, thus reducing the deployment costs by approximately 50% while maintaining all of the characteristics of an individual network with respect to customers. RAN sharing makes use of 3GPP standard features, permitting full technical support. The deployment of this network under a RAN sharing arrangement was the first of its kind in Latin America.

        In November 2011, Oi began deploying a network of Wi-Fi hotspots in order to offload traffic from its mobile network. The Oi Wi-Fi network is composed of sub networks that are accessible (1) from indoor public and commercial sites, (2) from outdoor public spaces, and (3) from residential access points of our fixed-line customers that share access points in association with Fon.

        In 2014, Oi extended its service area to include 118 new municipalities with 3G technology. Oi also activated HSPA+ in 3,302 sites in 2014, which allowed its customers to transfer data at higher speeds. In addition, Oi offers 4G technology under it RAN sharing arrangement with TIM to over 80% of urban areas in all Brazilian capital cities and cities with over 500,000 inhabitants.

Voice Transmission Network Programs

        Oi is engaged in a program of investing in new equipment for its switching stations to support next-generation networks to support offerings of new value-added services to its fixed-line customers. Oi believe that its investment in next-generation networks will:

  •
  assist it in meeting the increased demand for long distance traffic, both domestic and international, through the use of VoIP;

  •
  permit it to offer differentiated services, such voice over broadband; and

  •
  significantly promote fixed-mobile convergence.

        As part of this program, Oi is concluding the deployment of an IP Multimedia Subsystem ("IMS") core that will facilitate its convergent voice, broadband and IP TV offerings. The IMS core not only will provide control for the VoIP resource but also integrated access control and authentication for all three services, significantly improving automation and speed for customer provisioning.

        Oi is also undertaking a program of removing and replacing smaller switching stations and integrating these operations with other switching stations to promote efficiency in its operations.

        Oi monitors the anticipated demands of new residential developments and the service demand growth of existing residential areas to ensure that it makes adequate network equipment available to service the demands of these areas.

Information Technology Services Programs

        Oi is investing in the expansion of capacity of its servers dedicated to its corporate customers with a view to increasing the efficiency of the services that it provides to these customers and to support its Oi Smart Cloud service, which Oi launched in 2012 to provide end-to-end virtual telecommunications and information technology solutions for its corporate clients.

Telecommunications Services Infrastructure Programs

        Oi is investing in the expansion of the network operating platform supporting its network operations center to assist it in monitoring transmission failures in real time and assist us in correlating and integrating data related to these transmission failures to their root causes with the aim of reducing the frequency of these events. In 2012, Oi initiated projects to consolidate and replace its systems architecture.

        Oi is currently undergoing an effort to transform the existing service provisioning systems and to create new ones according to a TOM framework. Oi's goal is to speed service creation and provisioning, reduce costly human intervention and increase overall customer quality of experience through automation of fulfillment processes.

        Oi is investing in the expansion of its transport networks in an effort to ensure that its networks continue to have the capacity to serve its existing customers and to support its plans to expand its services. Among other investments, Oi is investing in the expansion of its national backbone to support the expansion of 4G services, broadband services and new services, taking measures to improve our network synchronization and signaling links, taking measures to improve our interconnection traffic, and investing in projects to improve route optimization.

        Oi is also investing in projects to improve its networks by increasing the redundancy of its wire and fiber optic cable routes and establishing network mesh routes. Oi also performs preventive maintenance on sections of its network that have unusually high failure rates, and has a program to replace network elements in these sections.

        Oi is investing in the standardization of its facilities to deter fraud and improve the quality of its services, including the replacement of some of its public telephones.

Off-Balance Sheet Arrangements

        Except to the extent the matters described below under "—Guarantees" constitute off-balance sheet arrangements, we are not currently parties to any off-balance sheet arrangements, and we are not aware of any such arrangements for Oi.

Guarantees

        However, both we and Oi have provided guarantees and financial commitments to certain parties. As of December 31, 2014 and 2013, we had €397.2 million and €889.4 million, respectively, of such guarantees outstanding. We provided these guarantees as a controlling company, even though as of December 31, 2014, the contingencies associated with these guarantees had been transferred to Oi. For more information, see Note 39 to our audited consolidated financial statements included elsewhere in this report. Under the agreements entered into with Oi, Oi is expected to replace certain bank guarantees provided by PT SGPS to tax authorities and to the European Commission, as described in Note 39, for guarantees provided by Oi. Where this replacement is not possible due to requirements of the counterparty, Oi is expected to provide equivalent guarantees in favor of PT SGPS.

        In connection with Oi's acquisition of PT Portugal on May 5, 2014, Oi guaranteed all of the notes outstanding under our Euro Medium Term Note Programme and certain other loan agreements. Most of these notes were issued by PTIF, a subsidiary of PT Portugal and one series of notes was issued by PT SGPS. On September 16, 2014, Oi guaranteed the indebtedness of PT Portugal under two export credit facilities pursuant to agreements that provide for the release of all obligations of PT SGPS under related keep-well agreements. Oi also acts as guarantor to (1) certain of its subsidiaries in connection with BNDES financing facilities in an aggregate amount of R$4,864 million as of December 31, 2014 and (2) certain of its other subsidiaries in connection with their note issuances.

Oi's Post Retirement Benefits

        As of December 31, 2014, Oi's projected post-retirement benefit obligations ("PBO"), from Oi's Portuguese operations related to pension supplements and healthcare amounted to R$1,691 million, and the market value of assets under management amounted to R$810 million. In addition, Oi had liabilities in the form of salaries due to suspended and pre-retired employees amounting to R$2,453 million as of December 31, 2014, including curtailment costs recorded in 2014, which are not subject to any legal funding requirement. These monthly salaries are paid directly to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Oi's Portuguese businesses amounted to R$3,335 million.

        The following table shows the amount of Oi's liabilities for post-retirement benefits of its Portuguese operations recorded on its statements of financial position as of December 31, 2014.

	As of December 31, 2014
	(in millions of reais)
Gross projected pension benefits obligations	R$	399
Gross projected healthcare benefits obligations		1,292
Total projected pension and healthcare benefits obligations		1,691
Market value of funds		810
Unfunded pension and healthcare benefits obligations		881
Obligations for salaries to suspended and pre-retired employees		2,453
Gross unfunded obligations from PT SGPS's Portuguese operations		3,335

Exchange Rate Exposure to the Brazilian Real

        Our interest in Oi, TmarPart, EDSP75, PASA, Sayed, Venus and Contax (up until the business combination with Oi) exposes us to significant exchange rate risk in respect of the Real. We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Real.

Currency Composition of Our Assets

        The table below shows the amounts of our consolidated assets held in Euro and Brazilian Reais as of December 31, 2013 and 2014.

	As of December 31,
	2013		2014
Consolidated Assets	€ millions	% of total assets	€ millions	% of total assets
Euro	8,150.0	67.8%	110.1	9.0%
Brazilian Real	2,669.7	22.2%	1,108.4	91.0%
Other	1,200.7	10.0%	0	0%

Total	12,020.4	100.0%	1,218.5	100.0%

Currency Composition of Our Historical Indebtedness

        The table below shows the amounts of our total consolidated indebtedness denominated in Euro, Real and other currencies as of December 31, 2013 and 2014. The amounts presented take into account the derivative agreements we have entered into. For further information, see Note 32 to our audited consolidated financial statements.

	As of December 31,
	2013		2014
Indebtedness	€ millions	% of total indebtedness	€ millions	% of total indebtedness
Euro	7,362.9	99.9%	0.1	100%
Dollar	8.1	0.1%	—	0.0%
Other currencies	0.1	0.0%	—	0.0%

	7,371.1	100.0%	540.1	100.0%

Exposure to Exchange Rate Risk

        As a result of our investment in Oi, our equity investments in Brazil represent substantially all of our assets. Given our substantial investments in Brazil, a devaluation of the Real may have a significant impact on our statement of financial position and financial results of operations. By the end of 2014, the exchange rate between the Euro and the Real was R$3.2207 = €1.00. We cannot be certain that the value of the Real will remain stable, and if economic growth in Brazil were to slow further, this could have a significant impact on the growth prospects of the companies in which we have invested. We provide more information about the fluctuations in the Real in "Item 3—Key Information—Exchange Rates—Brazilian Real."

ITEM 6—DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Management Structure

        The Board of Directors of PT SGPS is responsible for its management and affairs. According to our Articles of Association, the Board of Directors may be composed of 15 to 25 directors, including the Chairman. The directors are elected by a majority of the votes cast at an annual shareholders' meeting. In addition, a majority of votes cast by holders of A shares is required to elect one-third of the members of the Board of Directors, including the Chairman of the Board. A minority of the shareholders representing, in the aggregate, at least 10% of our share capital, has the right to elect a director to substitute for the director elected by the fewest number of votes provided that they voted against the winning proposal in the election of the Board of Directors. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

        A quorum for a meeting of the Board of Directors is a simple majority of directors. All directors have equal voting rights, and all resolutions of the Board of Directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

        The articles of association provide for an Executive Committee of the Board to which the Board of Directors can delegate the day-to-day management of our businesses and the monitoring of our daily operations, even though the Board of Directors remains responsible for our overall management and operations. However, on September 18, 2014, the Board of Directors resolved to dissolve the Executive Committee, with effect from October 1, 2014, and to assume powers of day-to-day management of the Company. Therefore, since October 1, 2014, PT SGPS no longer has an Executive Committee within its corporate governance structure.

        The articles of association also provide for an Audit Committee composed of three non-executive members of the Board of Directors. The responsibilities of the Audit Committee are described below under "—Board Practices."

Board of Directors

        As of the date of this annual report, our Board of Directors consisted of 15 directors. The names and offices of members of our Board of Directors as of the date of this annual report, their principal past affiliations and certain other information are set forth below.

        João Manuel de Mello Franco.    First elected 1997. Age 67. Co-opted onto Chairman of the Board of Directors in September 2014 ; Elected for the first time for the Audit Committee in 2007, and non-executive Director since 1998. Former term of office, ended on 31 December 2011 and was re-elected in 2012; Member of the Corporate Governance Committee since 2005, and Chairman of that same Committee between 2006 and 2009; Member of the Evaluation Committee since 2008 and Member of the Compensation Committee between 2003 and 2008; Since 2008, Non-Executive Director of EDP Renováveis, SA, of which he was Chairman of the Audit Committee up to 2014; Chairman of the Supervisory Board of Sporting Clube de Portugal and of Sporting SAD from 2011 to 2013; Graduate in Mechanical Engineering by the Instituto Superior Técnico; Additional Training in Strategic Management and High Business Management (PADE).

        Alfredo José Silva de Oliveira Baptista.    First elected April 2011. Age 63. Member of the Board of Directors and of the Audit Committee of PT SGPS; Chairman of the Board of Directors of PT—Sistemas de Informação, S.A. from 2012 until 2014; Executive Member of the Board of Directors of PT Portugal, S.A. from 2011 until 2014; Executive Member of the Board of Directors of PT Comunicações, S.A. from 2004 until 2014; Executive Member of the Board of Directors of MEO—Serviços de Comunicações e Multimédia, S.A. from 2008 until 2014; Member of the Board of Directors of Portugal Telecom Data Center, S.A. from 2011 until 2014; Member of the Board of Directors of Siresp—Gestão de Redes Digitais de Segurança e Emergência, S.A. from February 2012 until March 2014; Director of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from 2006 until 2011; Chief Executive Officer of PT Prime, S.A. from 2000 until 2002; Vice Chairman of PT Prime, S.A. from 1999 until 2000; General Manager of Negócios Empresariais from 1996 until 1999; Director of PT Internacional from 1996 to 1997; Director of PT SGPS, S.A. from 1994 until 1996.

        Eurico de Jesus Teles Neto.    First elected 2014. Age 58. Member of the Board of Directors of PT SGPS. Mr. Teles has served as one of Oi's executive officers since April 2012. He was member of Oi's board of directors from 2009 to 2011 and an alternate member of Oi's board of directors until April 2012. He previously served as member of the board of directors of Coari from 2009 until February 2012 and has been a member of the board of directors of Telemar since 2009. He was the legal officer of

TNL from April 2007 through February 2012 and the legal manager of Telemar from April 2005 until April 2007. He previously served as manager of the real estate division at Telebahia, where he went on to hold the position of legal consultant in 1990. Mr. Teles holds a bachelor's degree in legal sciences and law from Universidade Católica de Salvador and holds a master's degree in Employment Law from Universidade Estácio de Sá.

        Francisco Ravara Cary.    First elected 2014. Age 49. Member of the Board of Directors of PT SGPS. Executive Member of the Board of Directors of Novo Banco, S.A. since March 2015; Chairman of the Board of Directors of Banco BEST, S.A. (Portugal); Chairman of the Board of Directors of Espírito Santo Ventures, Sociedade de Capital de Risco, S.A. (Portugal); Board Member at BESI Brasil, S.A. (Brazil); Board Member at Banque Espírito Santo et de la Vénétie, S.A. (France); Board Member at EMPARK Aparcamientos Y Servicios, S.A. (Spain).

        Gerald Stephen McGowan.    First elected 2003. Age 68. Member of the Board of Directors of PT SGPS; "Of Counsel" Lukas, Nace, Gutierrez & Sachs; Member of the Board of Directors of Virgina Center for Innovative Technology from 2004 until 2007; United States Ambassador to Portugal from 1998 until 2001; Member of the Board of Directors of "Overseas Private Investment Corporation" (OPIC) from 1996 to 1997; Member of the Board of Directors of Virginia Port Authority from 2002 until 2003; Member of the Board of Directors of Cellular Telecomunications Industry Association from 1992 until 1994.

        João Manuel Pisco de Castro.    First elected 2015. Age 49. Member of the Board of Directors of PT SGPS. Vice-President of the Board of Directors of Grupo Visabeira, SGPS, S.A.; President of the Board of Directors of Visabeira Global, SGPS, S.A.; Vice-President of the Board of Directors of Visabeira Imobiliária, SGPS, S.A.Vice-President of the Board of Directors of Visabeira Indústria, SGPS, S.A.; Vice-President of the Board of Directors of Visabeira Participações Financeiras, SGPS, S.A.; Vice-President of the Board of Directors of Vista Alegre Atlantis, SGPS, S.A.; President of the Board of Directors of Visagreen, S.A.; Director of Ambitermo—Engenharia e Equipamentos Térmicos, S.A.; Director of Gevisar, SGPS, S.A.; Director of Granbeira—Soc. Exploração e Comércio de Granitos; Director of Granbeira II—Rochas Ornamentais, S.A.; Director of Visacasa S.A.; Director of Constructel (Belgium); Director of Constructel Sweden AB; Director of Constructel (Russia); Member of the Board of Directors of the Grupo Visabeira SGPS, S.A. from 2002 to 2007; President of the Instituto de Gestão Financeira e de Infra-Estruturas da Justiça, I.P., from 2007 to 2009; Director of Visabeira Telecomunicações e Construção, SGPS, S.A. from 2002 to 2006; Director of Visabeira Serviços SGPS, S.A., from 2003 to 2005; Director of the Ifervisa, S.A., from 2005 to 2007; Manager of Visabeira, Lda., from 2004 to 2007; Director of Viatel, S.A., from 2005 to 2007; Director of Visacasa, S.A., from 2003 to 2005; Director of Figueira Paranova, S.A., from 2005 to 2006; Director of Beiragás, S.A., from 2000 to 2003; Director's Advisor of Grupo Visabeira, from 1995 to 2000; Representative Director of Grupo Visabeira in the Azores, from 1993 to 1995; Regional Director in Lisbon of the Grupo Visabeira, from 1989 to 1993; Head of the Centro de Exploração de Carcavelos dos TLP office, from 1985 to 1989; Production Director of TLP, from 1983 to 1985.

        Jorge Freire Cardoso.    First elected 2014. Age 43. Member of the Board of Directors of PT SGPS. Executive Member of the Board of Directors of Novo Banco, S.A. since September 2014; Non-Executive Member of the Board of Directors of Enternext, S.A. since September 2013; Executive Member of the Board of Directors of Caixa Geral de Depósitos, S.A., from July 2013 to September 2014; Executive Chairman of Caixa—Banco de Investimento, S.A. from May 2011 to August 2013; Executive Member of the Board of Directors of Caixa—Banco de Investimento, S.A., from March 2008 to May 2011; Executive Director of Corporate Finance at Banco Efisa, from 1995 to 2000; Non-Executive Chairman of the Board of Directors of Caixa—Banco de Investimento, S.A. from August 2013 to September 2014; Non-Executive Chairman of the Board of Directors of Caixa Capital—Sociedade de Capital de Risco, S.A., from March 2014 to September 2014; Non-Executive Chairman of the Board of Directors of Caixa Desenvolvimento, SGPS, S.A.; from March 2014 to September 2014; Non-Executive Chairman of the Board of Directors of Wolfpart, SGPS, S.A., from November 2013 to September 2014; Non-Executive Chairman of the Board of Directors of CGD Investimentos Corretora de Valores e Câmbio, S.A., from May 2012 to April 2014; Non-Executive Vice-Chairman of the Board of Directors of Banco Caixa Geral-Brasil, S.A., from September 2013 to September 2014; Non-Executive Vice-Chairman of the Board of Directors of Banco Caixa Totta Angola, S.A., from April 2014 to September 2014; Non-Executive Vice-Chairman of the Board of Directors of Banco Nacional de Investimento, S.A., from May 2012 to December 2012; Non-Executive Member of the Board of Directors of Caixa Seguros e Saúde, SGPS, S.A., from August 2013 to September 2014; Non-Executive Member of the Board of Directors of Gerbanca, SGPS, S.A., from August 2013 to September 2014; Non-Executive Member of the Board of Directors of Partang, SGPS, S.A., from September 2013 to September 2014; Non-Executive Member of the Board of Directors of Visabeira, from April 2014 to September 2014; Non-Executive Member of the Board of Directors of Empark Portugal—Empreendimentos e Exploração de Parqueamentos, S.A., from February 2010 to June 2012; Non-Executive Member of the Board of Directors of Dornier; S.A., from February 2010 to July 2012; Non-Executive Member of the Board of Directors of Zon—Serviços de Telecomunicações e Multimédia, SGPS, S.A., from January 2008 to July 2012; Non-Executive Member of the Board of Directors of Fomentinvest, SGPS, S.A., from May 2007 to June 2008; Managing Director at Caixa—Banco de Investimento, S.A., supervising the Mergers and Acquisitions Areas and Equity Capital Markets, from 2000 to 2008; Consultant at Roland Berger & Partners, from 1993 to 1994.

        José Guilherme Xavier de Basto.    First elected 2007. Age 76. Member of the Board of Directors and Chairman of the Audit Committee of PT SGPS; Member of the Center of Studies at the AccountantsOrdem dos Técnicos Oficiais de Contas; Member of the Audit Committee of Millennium BCP, S.A. since April 2009; Tax Consultant; Retired lecturer at the Faculty of Economics of Coimbra University.

        Marco Norci Schroeder.    First elected 2014. Age 50. Mr. Schroeder has served as one of our executive officers since April 2015. He has also served as the financial officer of Oi's international operations since July 2014. Previously, Mr. Schroeder has served as chief financial officer and investor relations officer of Contax from 2011 to 2013, a member of the board of directors of Fundação Sistel from 2009 to 2012, officer of the controlling area of Telemar Norte Leste S.A. from 2002 to 2011, chief financial officer of Televisão Gaucha S.A. from 1991 to 1997, chief financial officer of Televisão Cidade S.A. from 1999 to 2001 and officer of the controlling area of Net Controller from 1998 to 1999. He chairs the fiscal council of FATL. Mr. Schroeder holds a bachelor's degree in economics from Federal University of Rio Grande do Sul and a specialization in the general management program at Harvard Business School. Vice-President and Chief Financial Officer of PT Portugal, PT SGPS; Investor Relations Director of PT Portugal, SGPS, S.A.; Chairman of the Audit Committee of Fundação Atlântico de Seguridade Social; Controller of Oi/Telemar from January 2002 until April 2011; CFO and Investor Relations Director of Contax from April 2011 until October 2013.

        Mário João de Matos Gomes.    First elected March 2009. Age 67. Member of the Board of Directors and Audit Committee of PT SGPS; Chairman of the Supervisory Board of Previsão—Sociedade Gestora de Fundos de Pensões, S.A.; Founding Partner and Director of the Portuguese Statutory Auditing Firm Ascenção, Gomes, Cruz & Associados—SROC, Lda., until March 2009; Vice Chairman of the Registrations Board (Comissão de Inscrição) of the Portuguese Statutory Auditing Institute (OROC); from 1985 until 2001, Adjunctive Professor at ISEG—Technical University of Lisbon; from 1971 until 1983, staff member of Arthur Andersen & Co., with managing responsibilities in the audit and tax departments in Lisbon; from 1983 until 1987, management consultant to the Board of an industrial company for issues relating to the improvement of management reporting and control systems. Mr. Gomes was also a member of the Professional Training Working Party (Comissão de Estágio) and of the Education Working Party (Comissão de Formação Profissional), as well as

Chairman of the Insurance Working Party (Comissão Técnica das Entidades Seguradoras) of the OROC, with a relevant role in the preparation of the Portuguese Audit Statement (DRA) 830.

        Milton Almicar Silva Vargas.    First elected March 2009. Age 58. Member of the Board of Directors of PT SGPS; Member of the Board of Directors of Cielo S.A. since July 2009; Member of the Board of Directors of Monteiro Aranha S.A., since December 2009; Member of the Board of Directors of Helbor Empreendimentos, SA since April 2013; Member of the Comité de Aquisições e Fusões (CAF); Effective Member of the Board of Directors of Banco Espírito Santo (BES)—Portugal from July 2012 until April 2013; Effective Member of the Board of Directors of Fleury S.A., from July 2009 until April 2013. In Banco Bradesco, S.A.: Department Director from December 1997 until March 2000, Managing Director from March 2000 until March 2002 and Executive Vice President from March 2002 until June 2009; Effective Member of the Board of Directors of CPM Braxis S.A. from July 2009 until July 2012.

        Nuno Rocha dos Santos de Almeida e Vasconcellos.    First elected 2006. Age 50. Member of the Board of Directors of PT SGPS; Chairman of the Board of Directors of Rocha dos Santos Holding, SGPS S.A.; Chairman of the Board of Directors of Ongoing Strategy Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing TMT; Chairman of the Board of Directors of Ongoing Energy ; Chairman of the Board of Directors of Ongoing Media; Chairman of the Board of Directors of Económica SGPS; Chairman of the Board of Directors of Insight Strategic Investments, SGPS S.A.; Chairman of the Board of Directors of Ongoing Comunicações—Participações; S.A.; Chairman of the Board of Directors of RS Holding, SGPS, S.A.; Chairman of the Board of Directors of Heidrick & Struggles; Chairman of the Board of Directors of Rocksun, S.A. until 2012; Non Executive Member of the Board of Directors of Heidrick & Struggles until 2012; Member of the General Council of ISCTE from 2009 until 2012; Director of the Automóvel Clube de Portugal from 2007 until 2011. From 1995 until 2006, Managing Partner in Portugal for consulting field of Heidrick & Struggles; Member of the Compensation Committee of a banking entity until 2007; Director of Andersen Consulting (currently Accenture) from 1987 until 1995.

        Rafael Luís Mora Funes.    First elected 2007. Age 49. Member of the Board of Directors of PT SGPS; Member of the Board of Directors of Oi; Chairman of Webspectator; Vice Chairman of the Board of Directors / COO of Ongoing Strategy Investments, SGPS S.A. until February 2015; Chairman of the Board of Directors of BRZ Tech; Chairman of the Board of Directors of IBT Internet Business Technologies until February 2015; Member of the Board of Directors of RS Holding, SGPS, S.A. until February 2015; Member of Advisory Board of Escola de Negócios of INDEG—ISCTE; Member of the Sustainability and Governance Committee of Millennium BCP Group until 2007.

        Rolando António Durão Ferreira de Oliveira.    First elected 2014. Age 44. Member of the Board of Directors of PT SGPS. Vice-President of the Board of Directors of Controlinveste, SGPS, S.A.; Member of the Board of Directors of Sport TV Portugal, S.A.; Member of the Board of Directors of Olivedesportos—Televisão, Publicidade e Media, S.A.; Member of the Board of Directors of PPTV—Publicidade de Portugal e Televisão, S.A.; Member of the Board of Directors of Cosmos—Viagens e Turismo, S.A.; Member of the Board of Directors of Sportinveste Multimédia, S.A.; Member of the Board of Directors of Global Notícias Media Group, S.A.; Member of the Board of Directors of Global Notícias Publicações, S.A.; Member of the Board of Directors of Global Notícias—Agência de Informação e Imagens, S.A.; Member of the Board of Directors of Rádio Notícias—Produções e Publicidade, S.A., Member of the Board of Directors of APDC.

        Shakhaf Wine.    First elected March 2009. Age 45. Chairman and Chief Executive Officer of PT Brasil S.A. until 2014; Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda until 2014. Chairman of the Board of Directors of Bratel Brasil, S.A.; Chairman of the Board of Directors of Marnaz Holding, SA; Chairman of the Board of Directors of Istres Holdings, S.A.; Member of the Board of Directors of Oi; Member of the Board of CTX until 2014; Member of the Board of Directors of Contax until 2014; Member of the Board of Directors of TmarPart; Member of the Board of

Directors of TNL from April 2011 until February 2012; Chairman of the Control Committee of Brasilcel N.V. and Vice Chairman of the Board of Directors of Vivo up to September 2010; Member of the Board of Directors of Universo Online S.A. up to January 2011; Chairman of the Board of Directors of Mobitel, S.A. up to June 2011; Member of the Board of Directors of PT SGPS Investimentos Internacionais—Consultoria Internacional, S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Participações from March 2008 until March 2009; Member of the Board of Directors of PT Móveis—Serviços de Telecomunicações, SGPS S.A. from May 2006 until March 2009; Member of the Board of Directors of PT Ventures from May 2006 until March 2009; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006; Member of the Board of Directors of Tele Leste Participações S.A. from July 2005 until February 2006; Member of the Board of Directors of Celular CRT Participações S.A. from March 2004 until February 2006; Member of the Board of Directors of Banco1.net S.A. from April 2003 until July 2004; Member of the Board of Directors of PT Multimédia.com Participações Ltda. from April 2005 until November 2007; Manager of Investment Banking and responsible for the European corporate clients in the global telecommunications group of Merrill Lynch International between 1998 and 2003; Senior Associate Director in the department of Latin America and Telecommunications Groups of Deutsche Morgan Grenfell between 1993 and 1998; Interbank exchange trader and dealer of the Banco Central do Brasil at Banco Icatu between 1991 and 1993.

Executive Officers

        The names, offices, relevant past affiliations and certain other information for our executive officers are set forth below:

        Luís Manuel da Costa de Sousa de Macedo.    General Secretary and Company Secretary of PT SGPS since 2002. Manager of the Investor Relations Department of PT SGPS since 2014. Age 64. Member of the Board of Directors of PT Centro Corporativo, S.A. since 2006; Member of the Board of Directors of Fundação PT SGPS since 2003 until 2012; Member of the Board of Directors of Fundação Luso Brasileira since 2011; Member of the Board of Directors of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. from 2004 until 2006; Member of the Board of Directors of PT Ventures from 2000 until 2006; Member of the Board of Directors of CST-Companhia Santomense de Telecomunicações, SARL from 1999 until 2009; Manager of Image and Communication Department of PT SGPS group from 1999 until 2003; Member of the Board of Directors of Banco Espírito Santo do Oriente from 1996 until 2005; Member of the Board of Directors of AMSCO—African Management Services Company from 1996 until 2006; Member of Management and Executive Board of Portuguese—Angolan Chamber of Commerce and Industry from 1996 until 2005, and since then, Chairman of the General Meeting; Chairman of the Board of Directors of ELO (Associação Portuguesa para o Desenvolvimento Económico e a Cooperação) from 1996 to 2004; Assistant Senior Manager of the Board of Directors of Marconi and responsible for the Communication Office from 1995 until 1999; Secretary of State of Portuguese Communities from 1992 until 1995; Chief of Staff of Minister of the "Quality of Life" from 1981 until 1982; Management Consultant, Manager of Human Resources from 1982 until 1988, General Secretary and Manager of Central International Corporate Department of Marconi from 1988 until 1992; Legal Advisor of CIP—Confederation of Portuguese Industry and several other companies and employers' associations from 1974 until 1982.

        Carlos Manuel Mendes Fidalgo Moreira da Cruz.    Manager of the Financial Department of PT SGPS. Appointed 2001. Age 48. Managing Director of PTIF since 2002 until 2014; Executive Board Member of Portugal Telecom Investimentos Internacionais—Consultoria Internacional, S.A. since 2006 until 2014; Member of the Board of Directors of MTC—Mobile Telecommunications Limited since 2007 until 2014; Member of the Supervisory Board of Africatel Holdings, BV since 2012 until 2014;

Member of the Board of Directors of Previsão—Sociedade Gestora de Fundo de Pensões, SA since 2007 until 2014.

Compensation

Board of Directors

        During the years ended December 31, 2014 and 2013, fixed compensation of board members, which were established by the Compensation Committee, amounted to €5.02 million and €5.52 million, respectively.

        Under the terms of the compensation policy established by our Compensation Committee, executive board members are entitled to receive (i) fixed compensation and (ii) variable compensation, 50% of which payment is deferred for a period of three years. For the fiscal year ended December 31, 2014, the annual variable compensation for 2013 paid to the seven board members amounted to €1.74 million, and for the fiscal year ended December 31, 2013, the annual variable compensation for 2012 paid to the seven executive board members amounted to €2.2 million. Additionally, in 2014, in accordance with established policy for executive directors, we paid an amount of €4.89 million to current and former executive board members for the variable remunerations of 2010 and the associated bonus in respect of the Vivo sale. In addition, within the scope of the termination of executive functions, we paid €2.68 million, which included an amount relating to deferred bonuses of previous years. We recognize an accrual for variable compensation on an annual basis.

        In addition, in connection with the strategic partnerships entered into with Oi and Contax, four (five in 2013) of the members of our Board of Directors perform executive duties for these joint ventures and received total fixed compensation of R$0.72 million (€0.2 million) and R$1.02 million (€0.4 million) in the years ended December 31 2014 and December 31, 2013, respectively, which amounts were set by the applicable corporate bodies in accordance with local law.

        Since the approval of Law No. 28/2009 of June 19, 2009, we are required to report the compensation earned by individual members of our Board of Directors, including members of our

Executive Committee. The tables below set forth the fixed and variable compensation received by these individuals for the period from January 1, 2014 through December 31, 2014.

	Amounts Paid in 2014
	Fixed	Variable FY 2013(a)	Total
	(€)
Chairman of the Board of Directors
João Manuel de Mello Franco(b)	271,404	—	271,404

Henrique Manuel Fusco Granadeiro(c)	616,379	430,649	1,047,028

Board of Directors
Alfredo José Silva de Oliveira Baptista(d)(e)	487,226	215,325	702,550
Amílcar Carlos Ferreira de Morais Pires(f)	25,176	—	25,176
Carlos António Alves Duarte(e)(g)	486,526	215,325	701,850
Eurico de Jesus Teles Neto	9,155	—	9,155
Fernando Magalhães Portella(h)	15,735	—	15,735
Francisco Ravara Cary	26,034	—	26,034
Francisco Teixeira Pereira Soares(i)	132,174	—	132,174
Gerald Stephen McGowan	88,116	—	88,116
Joaquim Aníbal Brito Freixial de Goes(j)	75,528	—	75,528
Jorge Telmo Maria Freire Cardoso	6,580	—	6,580
José Guilherme Xavier de Basto(d)	126,574	—	126,574
Luís Miguel da Fonseca Pacheco de Melo(e)(l)	486,526	236,857	723,383
Manuel Francisco Rosa da Silva(e)(g)	486,526	215,325	701,850
Marco Norci Schroeder	9,155	—	9,155
Maria Helena Nazaré(m)	44,058	—	44,058
Mário João de Matos Gomes(d)(n)	183,736	—	183,736
Milton Amilcar Silva Vargas	103,851	—	103,851
Nuno Rocha dos Santos de Almeida e Vasconcellos	44,058	—	44,058
Otávio Marques de Azevedo(h)	50,877	—	50,877
Paulo José Lopes Varela(o)	106,998	—	106,998
Pedro Humberto Monteiro Durão Leitão(e)(g)	486,526	215,325	701,850
Rafael Luis Mora Funes	132,174	—	132,174
Rolando António Durão Ferreira de Oliveira	26,034	—	26,034
Shakhaf Wine(e)(p)	488,045	215,325	703,370

(a)
According to the compensation policy in force, the amount in this column corresponds to 50% of the variable compensation with respect to the 2013 financial year and paid in 2014. The payment of an equal amount was deferred until 2016.

(b)
João Manuel de Mello Franco resigned from his office as Chairman of the Audit Committee to assumed the position of Chairman of the Board of Directors of PT SGPS, as per the resolution of the Board of Directors at the meeting commenced on September 16 and ended on September 18, 2014.

(c)
Henrique Manuel Fusco Granadeiro resigned from his duties as Chariman of the Executive Committee and Chairman of the Board of Directors of PT SGPS on August 7, 2014.

(d)
José Guilherme Xavier de Basto is the Chairman of the Audit Committee and Alfredo José Silva de Oliveira and Mário João de Matos Gomes are members of the Audit Committee.

(e)
Alfredo José Silva de Oliveira Baptista, Carlos António Alves Duarte, Luís Miguel da Fonseca Pacheco de Melo, Manuel Francisco Rosa da Silva, Pedro Humberto Monteiro Durão Leitão and Shakhaf Wine were members of the Executive Committee until September 30, 2014.

(f)
Amílcar Carlos Ferreira de Morais Pires resigned from his duties in PT SGPS on July 30, 2014.

(g)
Carlos António Alves Duarte, Manuel Francisco Rosa da Silva and Pedro Humberto Monteiro Durão Leitão resigned from their duties in PT SGPS on November 28, 2014.

(h)
Fernando Magalhães Portella and Otávio Marques de Azevedo resigned from their duties in PT SGPS on June 30, 2014.

(i)
Francisco Teixeira Pereira Soares resigned from his duties in PT SGPS on February 27, 2015.

(j)
Joaquim Aníbal Brito Freixial de Goes resigned from his duties in PT SGPS on August 4, 2014.

(l)
Luís Miguel da Fonseca Pacheco de Melo resigned from his duties in PT SGPS on March 18, 2015.

(m)
Maria Helena Vaz de Carvalho Nazaré resigned from her duties in PT SGPS on March 31, 2015.

(n)
In addition to the amount specified above paid by PT SGPS, Mário João de Matos Gomes was also paid compensation in the amount of €7,838 by Previsão—Sociedade Gestora de Fundos de Pensões, S.A. for the office of Chairman of the Supervisory Board he performs for that entity.

(o)
Paulo José Lopes Varela resigned from his duties in PT SGPS on March 16, 2015, and João Manuel Pisco de Castro was co-opted, on March 17, 2015, to replace him up to termination of the current term of office.

(p)
Reflects the Euro equivalent of compensation paid in local currency through PT Brasil and Bratel Brasil, our subsidiaries in Brazil.

        The annual variable paid in 2014 set forth above refers to the performance of the executive directors during the fiscal year ended on December 31, 2013. Members of our Audit Committee (which is described in "Item 10—Corporate Governance—Audit Committee"), who were non-executive directors of our Board of Directors, earn a monthly fixed amount of compensation in accordance with our compensation policy. Our other directors receive a monthly fixed amount that takes into account the number of committees to which they belong, in accordance with our compensation policy.

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

Components of Executive Committee Compensation

  Fixed Compensation

        The value of the fixed compensation of executive directors for the 2012-2014 term of office was determined taking into account a benchmarking study prepared in 2012 extended to approximately 140 listed companies in the main financial centers. The study considered companies integrating the PSI-20 and also companies integrating the IBEX 35; CAC40 and DJ Eurostoxx 50.

  Variable Compensation

        In determining the variable component of executive members of the Board of Directors for the 2012-2014 term of office, the Compensation Committee took into account that, during the 2011 fiscal year, the compensation policy in force up to that time had been changed in order to include recent legal and regulatory changes and recommendation levels, and it was decided that such changes needed to remain.

        Within the context of such changes, the Compensation Committee decided that the variable compensation model (the components of which were referred to, beginning in 2011, as annual variable compensation and medium-term variable compensation) should be simplified by establishing, starting from 2012, a single variable compensation component allocated each year while maintaining the verification of our sustainability levels implied in the option to defer the payment of 50% of the variable compensation for a three-year period, subject to a positive performance by our company under pre-defined conditions. In this way, a link is maintained between the variable compensation and the pursuit of medium- and long-term goals of PT SGPS in accordance with best practices at the national and international levels.

        The variable compensation of executive directors is dependent upon achieving predetermined goals, and it may amount up to 160% of the fixed compensation (50% of which is to be deferred for a three-year period as described below) in the event of 100% achievement of a predetermined goal, in line with the targets established under the compensation policy of the previous term of office.

        The variable compensation policy at PT SGPS is governed by the following principles aimed at ensuring a clear alignment between executive directors' interests and PT SGPS's interests:

  •
  pursuing and achieving goals through quality, work capacity, dedication and business know-how;

  •
  following an incentive and compensation policy allowing PT SGPS to attract, motivate and retain the "best professionals" within the market as well as maintain executive team stability;

  •
  implementing a professionalized management approach based on the definition and monitoring of the pursuit of ambitious (though achievable) and measurable short- and medium-long-term goals, considering the evolution of the performance of PT SGPS and its subsidiaries;

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

        Currently, there are no share allotment or stock option plans in force at PT SGPS.

        The assessment of the performance of our executive directors was indexed to the achievement of goals at the level of the PT SGPS Group (i.e., PT SGPS and its subsidiaries).

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

        The performance evaluation is made taking into account the evolution of the following indicators:

  •
  the total shareholder return ("TRS") considered as the return generated by the shares of PT SGPS, including not only the trading price variation, but also any payments made (dividend);

  •
  the global earnings of the PT SGPS Group;

  •
  the overall EBITDA—CAPEX of the PT SGPS Group;

  •
  our sustainability index (using Dow Jones Sustainability Index methodology); and

  •
  the achievement of the strategic goals at national and international levels.

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

        In the event the executive director terminates his office, for any reason whatsoever, the payment of the variable compensation amounts determined and deferred will be made at the time of termination of the management relationship, provided that PT SGPS's positive performance (as determined by the Evaluation Committee) up to that time is not proved to be affected as a direct result of the conduct of the director concerned.

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

        In addition to the compensation described above, members of our Board of Directors and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions, pursuant to an internal policy for the PT SGPS Group.

  Deferral of Payment of Variable Compensation

        Under the compensation policies in force in recent years, the payment of 50% of the overall variable compensation allocated to each executive director in each financial year has been deferred for a three-year period, subject to the positive performance of PT SGPS (as determined by the Evaluation Committee) during the deferral period not being proved to be affected as a direct result of the conduct of the director concerned.

        As of December 31, 2014, we had accrued employment obligations to be transferred to PT Portugal in the amount of €3.57 million. This related to amounts that would have been paid as variable compensation to persons who were formerly employed by us and are now employed by PT Portugal, as described further below under "—Compensation Relating to Cessation of Duties."

        During the 2012 fiscal year, the Compensation Committee elected at the 2012 Annual General Meeting of Shareholders established the following performance indicators for PT SGPS, which are to be checked and verified at the time when payment of such deferred amounts are due:

  •
  Cash flow generation during the period in question as measured by an EBITDA-capital expenditures metric must be positive.

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

        The following, among others, are considered extraordinary movements in the period between the n fiscal year and n+3 fiscal year: any proceeds from a share capital increase, purchase or sale of own shares, extraordinary allocation of dividends or any other form of shareholder remuneration, annual pay-outs other than 40% of the consolidated results for the applicable year or other movements that, while affecting net worth, do not result from PT SGPS's operational results (including actuarial profits and losses and capital conversion adjustments).

        The net worth for the n+3 fiscal year should be reduced on the basis of the accounting rules followed for the n financial year in order to ensure comparability.

  Compensation Relating to Cessation of Duties

        We entered into agreements with certain former executive directors that provided for compensation to be paid when they ceased to hold their offices under certain circumstances. As of December 31, 2014, we calculated that, under certain circumstances, (1) up to €5.8 million could be payable to Zeinal Bava, a former Chief Executive Officer, which included compensation for a non-compete agreement, (2) up to €3.5 million could be payable to Henrique Granadeiro, our former Chief Executive Officer and Chairman of the Board of Directors, which included compensation for a non-compete agreement and (3) up to €1.3 million could be payable to Luís Pacheco de Melo, our former Chief Financial Officer. As of December 31, 2014, 50% of the variable compensation for these former executive officers for prior fiscal years, which was deferred under the compensation policy in force, was also subjec to payment.

        However, upon the proposal of the Evaluation Committee, the Compensation Committee resolved not to pay these executive officers the variable compensation for the 2011, 2012 and 2013 fiscal years or the remaining compensation for cessation of office in the aggregate amount of €15.3 million.

        Our former executive officer Carlos Alves Duarte had also entered into a management agreement with us that granted him the right to the payment of compensation upon the cessation of the performance of executive duties for us in the amount of €1.2 million. The obligations and amounts accrued with respect thereto, as well as the obligations and other amounts relating to variable compensation that was deferred for prior fiscal years relating to former executive officers Carlos Alves Duarte, Manuel Rosa da Silva and Pedro Durão Leitão (who continued to perform duties at PT Portugal following the Oi Capital Increase) were transferred to PT Portugal in 2015 as part of an agreement with Oi.

        In 2014, we did not pay compensation to former directors in connection with the cessation of duties, except for compensation in the aggregate amount of €2.7 million paid in Brazil to Shakhaf Wine, a member of our Board of Directors, through a subsidiary of PT SGPS in Brazil, pursuant to an agreement entered into on January 29, 2014. This includes amounts paid relating to the cessation of duties at PT Brasil and the remaining 50% of the variable compensation with respect to 2013 and 50% of the variable compensation for the years prior to 2013 whose payment had been deferred.

Compensation Committee

        We have a Compensation Committee consisting of four members whose functions include: (1) to establish the compensation for members of our corporate bodies and (2) to follow up and evaluate the performance of our directors with reference to our business goals. As of December 31, 2014, the members of the Compensation Committee were Álvaro Pinto Correia (Chairman of the Compensation Committee), Francisco Esteves de Carvalho, Francisco Barros Lacerda and António Sarmento Gomes

Mota (elected in our Annual General Meeting of Shareholders held on April 19, 2013 to complete the current term of office, which ended in December 31, 2014).

        The Compensation Committee is responsible for determining the compensation of all members of our Board of Directors, including the Chief Executive Officer, the Chief Financial Officer and other members of our Executive Committee based on objective criteria approved by the Compensation Committee and on the evaluation of the performance of executive directors carried out by the Evaluation Committee described in "Item 10—Additional Information—Corporate Governance—Internal Committees of the Board of Directors—Evaluation Committee," within the framework of its specific powers, upon hearing the Chief Executive Officer. For more information about standards for membership on the Compensation Committee, see "Item 10—Additional Information—Corporate Governance—Compensation Committee."

        The executive directors are evaluated within the scope of the performance evaluation of the Board of Directors itself. Furthermore, pursuant to Portuguese law, the Annual Meeting of Shareholders makes an annual general appraisal of the management (and supervision) of our company.

        The criteria established by the Compensation Committee for evaluation of the performance of executive directors as a function of the goals defined by the Evaluation Committee are described in greater detail in the Corporate Governance Report for 2014 that we are required to prepare under Portuguese law and that will be publicly available on our website at www.ptsgps.pt. Copies of the Corporate Governance Report are also available without charge upon request to our Investor Relations office.

Key Employees

        In addition to our directors, we have certain key employees that include the executive officers described under "—Executive Officers" above. In periods prior to the Oi Capital Increase, these key employees also included (1) the officers in charge of our various businesses and administrative departments, (2) the chief executive officers of our major subsidiaries and (3) other directors of our major subsidiaries. For the year ended in December 31, 2014, fixed compensation of key employees of the PT SGPS group management amounted to €1.2 million, and variable compensation amounted to €0.3 million, compared to fixed compensation of €4.4 million and variable compensation of €2.2 million in 2013.

        As of December 31, 2014, there was no share-based payment program or termination benefit in place.

Board Practices

        We are required by our articles of association and Portuguese law to maintain an Audit Committee consisting of three non-executive board members. In addition to the authority established in Portuguese laws, the Audit Committee has specific authority granted by our articles of association, including the powers listed in "Item 10—Additional Information—Corporate Governance—Portuguese Legal Framework—Audit Committee."

        As of December 31, 2014, José Guilherme Xavier de Basto, Alfredo José Silva de Oliveira Baptista and Mário João de Matos Gomes were the members of our Audit Committee responsible for the oversight of our management.

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

        In addition to an Audit Committee, our bylaws provide for a Statutory Auditor. The Statutory Auditor, who, pursuant to Decree-Law 76-A/2006 dated March 29, 2006, is not a member of the audit committee, is responsible for examining our accounts. As of December 31, 2014 and for the 2012-2014 three-year term of office, P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., was our effective Statutory Auditor, which as of December 31, 2014 was represented by its partner João Paulo Raimundo Henriques Ferreira. As permitted by law, no Alternate Statutory Auditor was appointed at our last general shareholders' meeting.

Employees

        We had a total of 14 employees as of December 31, 2014 (including ten employees seconded to us by PT Portugal), 11,073 employees as of December 31, 2013 and 11,290 employees as of December 31, 2012. As of December 31, 2013, the breakdown in the total number of our employees included 7,526 employees in telecommunications, 3,547 employees in other businesses, in a total of 11,073 employees in our Portuguese operations, and additional 1,657 employees in our international businesses, for a total of 12,729 employees. Those numbers do not include employees seconded to other entities, but includes temporary workers with fixed-term contracts. We have not experienced material work stoppages over the last five years.

Share Ownership and Share Option Plans

        As of May 14, 2015, our directors as a group directly owned 119,369 ordinary shares, representing approximately 0.01% of our share capital. The following table provides the number and percentage of our ordinary shares that may be deemed to be beneficially owned by our directors, based on 896,512,500 ordinary shares outstanding. The amounts below include amounts that are beneficially owned by shareholders of PT SGPS with which the director in question is affiliated. The directors below disclaim beneficial ownership of any shares they do not own directly.

	As of May 15, 2015
Director	Ordinary shares	Percent of ordinary shares outstanding
João Manuel de Mello Franco(1)	13,308	*
Alfredo José Silva de Oliveira Baptista	8,193	*
Eurico de Jesus Teles Neto(2)	89,651,205	10.00%
Francisco Ravara Cary(3)	112,724,533	12.60%
Gerald Stephen McGowan	60,000	*
João Manuel Pisco de Castro(4)	23,642,885	2.64%
Jorge Telmo Maria Freire Cardoso(5)	112,724,533	12.60%
José Guilherme Xavier de Basto	—	—
Marco Norci Schroeder(6)	89,651,205	10.00%
Mário João de Matos Gomes	—	—
Milton Almicar Silva Vargas	—	—
Nuno Rocha dos Santos de Almeida e Vasconcellos(7)	90,122,349	10.05%
Rafael Luis Mora Funes(8)	501	*
Rolando António Durão Ferreira de Oliveira(9)	5,000	*
Shakhaf Wine	—	—

*
Less than 0.01%.

(1)
Includes (1) 12,986 shares held directly by Mr. João Manuel de Mello Franco and (2) 322 shares held directly by his spouse.

(2)
Represents the 89,651,205 shares held by Telemar Norte Leste S.A., a subsidiary of Oi, which shares may be deemed to be beneficially owned by Mr. Teles Neto. Mr. Teles Neto is an executive officer of Oi and is a member of our Board of Directors. Mr. Teles Neto disclaims beneficial ownership of the shares held by Oi.

(3)
Includes (1) 22,000 shares held directly by Mr. Francisco Ravara Cary and (2) 112,702,533 shares held by Novo Banco and its affiliates that may be deemed to be beneficially owned by Mr. Ravara Cary. Mr. Ravara Cary is a member of our Board of Directors and holds various positions within the Novo Banco Group, including as an executive officer of Novo Banco. Mr. Ravara Cary disclaims beneficial ownership of the shares held by Novo Banco and its affiliates.

(4)
Includes 23,642,885 shares held by Visabeira SGPS, S.A. and its affiliates that may be deemed to be beneficially owned by Mr. João Manuel Pisco de Castro. Mr. João Manuel Pisco de Castro is a member of the Board of Directors of Grupo Visabeira SGPS, S.A. and is a member of our Board of Directors. Mr. João Manuel Pisco de Castro disclaims beneficial ownership of the shares held by Grupo Visabeira SGPS, S.A.

(5)
Represents the 112,702,533 shares held by Novo Banco and its affiliates that may be deemed to be beneficially owned by Mr. Freire Cardoso. Mr. Freire Cardoso is a member of our Board of Directors and is an executive officer in the financial area of Novo Banco. Mr. Freire Cardoso disclaims beneficial ownership of the shares held by Novo Banco and its affiliates.

(6)
Represents the 89,651,205 shares held by Telemar Norte Leste S.A., a subsidiary of Oi, which shares may be deemed to be beneficially owned by Mr. Schroeder. Mr. Schroeder is an executive officer of Oi and is a member of our Board of Directors. Mr. Schroeder disclaims beneficial ownership of the shares held by Oi.

(7)
Includes (1) 11,190 shares held directly by Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos and (2) 90,111,159 ordinary shares held by RS Holding and its affiliates. On December 31, 2014, RS Holding and its affiliates held 90,111,159 of our shares. RS Holding and its affiliates hold these shares through the entities described in footnote (3) to the table set forth under "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders." These holdings are attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding's share capital and corresponding voting rights. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors and Chief Executive Officer of RS Holding, Ongoing and Insight and a member of our Board of Directors. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos is the son of Isabel Maria Alves Rocha dos Santos. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos disclaims beneficial ownership of the shares he does not own directly.

(8)
Mr. Rafael Luis Mora Funes does not own any of our shares. 501 of our shares are held by his spouse. Mr. Rafael Luis Mora Funes is a member of our Board of Directors and, until February 2015, was Vice Chairman of the Board of Directors of RS Holding and Ongoing. Mr. Rafael Luis Mora Funes disclaims beneficial ownership of the shares held by his spouse.

(9)
Includes (1) 5,000 shares held directly by Mr. Rolando António Durão Ferreira de Oliveira. Mr. Ferreira de Oliveira is a member of our Board of Directors, is the Vice President of Controlinveste, SGPS, S.A., which indirectly owns Controlinveste Comunicações, SGPS, S.A., a former major shareholder of PT SGPS, and is a relative of Mr. Joaquim Francisco Alves Ferreira de Oliveira, who owns Controlinveste, SGPS, S.A. As of December 31, 2014, Controlinveste Comunicações and its affiliates held 20,419,325 of our shares. During the first quarter of 2015 Controlinveste Comunicações sold all the share capital it held in our company.

        None of our other executive officers holds more than one percent of our ordinary shares.

        During 2012, 2013 and 2014 we did not adopt any share option plans, share allotment plans or share call options, nor did any such plans remain in force for directors or PT SGPS employees.

ITEM 7—MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our share capital for each shareholder who owns 2% or more of our share capital based on the most recent information received from our shareholders as of May 15, 2015.

	Number of shares held as of May 15, 2015(1)	Percent of Class as reported by Shareholders
Novo Banco(2)	112,702,533	12.60%
RS Holding, SGPS, S.A.(3)	90,111,159	10.05%
Telemar Norte Leste S.A.(4)	89,651,205	10.00%
Norges Bank(5)	44,442,888	4.96%
Morgan Stanley(6)	19,400,557	2.16%
Visabeira Group (7)	23,642,885	2.64%

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

(2)
The 112,702,533 ordinary shares held directly and indirectly by Novo Banco, representing 12.60% of the share capital and voting rights in PT SGPS, included 137,447 ordinary shares held by entities in a control or group relationship with Novo Banco, 868 ordinary shares held by members of Novo Banco's corporate bodies and 112,564,086 ordinary shares held by Novo Banco.            Following financial difficulties reported by BES in 2014, the board of directors of the Bank of Portugal decided, at an extraordinary meeting held on August 3, 2014, to enforce resolution measures regarding BES through the creation of Novo Banco, to which the main activities carried out by BES were transferred, including BES's equity interest in PT SGPS and substantially all of its other assets and liabilities, as well as its employees. The share capital of Novo Banco was subscribed in full by the Resolution Fund, a fund which resulted from the initial and periodic contributions of financial institutions and revenues from the contributions due from the Portuguese banking sector. See the additional discussion below.

(3)
Includes 57,539,969 ordinary shares held by Nivalis and attributed to Ongoing Strategy Investments, SGPS, S.A. ("Ongoing") and Insight Strategic Investments, SGPS, S.A. ("Insight"), 10,000,000 ordinary shares attributed to Nivalis, Ongoing and Insight, 22,560,000 ordinary shares attributed to Ongoing and 11,190 ordinary shares held by Nuno Rocha dos Santos Almeida Vasconcellos, member of the board of directors of Insight, Ongoing and RS Holding. Insight and Ongoing are the sole shareholders of RS Holding and hold 62.55% and 37.45%, respectively, of the voting rights in such company. The voting rights attributed to Nivalis, Insight and Ongoing are also attributed to RS Holding, which is the majority shareholder of Ongoing, and to Mrs. Isabel Maria Alves Rocha dos Santos, who is the majority shareholder of RS Holding. Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos acts as Chairman of the Board of Directors and Chief Executive Officer of RS Holding, Ongoing and Insight and is the son of Mrs. Isabel Maria Alves Rocha dos Santos.

(4)
Telemar Norte Leste S.A. is a subsidiary of Oi, which is a subsidiary of TmarPart. TmarPart is a joint venture of the following entities: AG Telecom, LF Tel, Fundação Atlântico de Seguridade

  Social ("FASS"), BNDESPAR, PREVI, FUNCEF, PETROS and Bratel Brasil (which is controlled by PT SGPS). See "Item 4—Information on the Company—Business Combination with Oi—Background to the Strategic Partnership with Oi" for more information about our investment in Oi and its affiliates and TmarPart's investment in our company.

(5)
Held by Norges Bank, the Central Bank of Norway.

(6)
Morgan Stanley holds a qualified holding and a long position of 30,566,011 shares corresponding to 3.41% of PT SGPS's share capital and corresponding voting rights. Additionally, PT SGPS was informed that the qualified holding and long position are held as follows: Morgan Stanley & Co. International plc: 29,274,820 ordinary shares representing 3.27% of the share capital and voting rights; Morgan Stanley & Co. LLC: 1,147,850 ordinary shares representing 0.13% of the share capital and voting rights; Morgan Stanley Smith Barney LLC: 143,341 ordinary shares representing 0.02% of the share capital and voting rights. PT SGPS was further informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC, through the following chains of companies: Morgan Stanley & Co. International plc: Morgan Stanley International Holdings Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group and Morgan Stanley Investments (UK); Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc.; Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc. and Morgan Stanley Smith Barney Holdings LLC.

(7)
A holding corresponding to 78.2642% of the share capital of Grupo Visabeira SGPS, S.A. (the "Visabeira Group"), and corresponding voting rights is directly held by the company NCFGEST, SGPS, S.A., which in turn is 100% owned by Mr. Fernando Campos Nunes. Therefore, Visabeira Group's qualified holding in also attributed to these entities.

        Our major shareholders do not have different voting rights than other PT SGPS ordinary shareholders or ADS holders. Our bylaws (estatuto social) provide that to the extent a shareholder holds more than 10% of our ordinary shares, that shareholder's voting rights are limited to 10% of the voting rights associated with our ordinary shares.

        The Portuguese government directly holds 500 of our A shares. On July 26, 2011, our General Meeting of Shareholders approved the amendment of our Bylaws and eliminated the special rights granted to the 500 class A shares of stock held by the Portuguese government.

        As of May 15, 2015, Novo Banco holds 112,702,533 ordinary shares, representing 12.60% of our share capital. As described in footnote (2) to the table above, as of August 3, 2014, the qualified holding in our shares previously held or attributable to BES became held, directly and indirectly, by Novo Banco due to resolution measure adopted by the Bank of Portugal to BES on August 3, 2014, following which the assets, liabilities, off-balance sheet items and assets under management of BES were automatically transferred to Novo Banco, including 90,264,709 of our ordinary shares, representing 10.1% of our share capital (comprised by 90,004,218 of our shares held directly by Novo Banco, 257,186 of our shares held by companies in a control or group relationship with Novo Banco, and 3,305 of our shares held by managers and members of the corporate bodies of Novo Banco). On August 12, 2014, Novo Banco acquired 22,560,000 of our shares and corresponding voting rights, outside the regulated markets, representing 2.5% of our share capital. Simultaneously, Novo Banco entered into an equity swap transaction with a notional value of 22,560,000 shares. On October 31, 2014, 112,702,533 of our shares representing 12.60% of the voting rights of our share capital were attributed to Novo Banco, including 112,564,086 shares held directly by Novo Banco, 137,447 shares held by companies in control or group relationship with Novo Banco and 868 shares held by managers and members of the corporate bodies of Novo Banco. Mr. Francisco Ravara Cary is a member of our Board of Directors and holds various positions within the Novo Banco Group, including as an executive officer of Novo Banco.

Mr. Jorge Freire Cardoso is also a member of our Board of Directors and is an executive officer in the financial area of Novo Banco.

        As of May 15, 2015, RS Holding holds, directly and indirectly, 90,111,159 of our ordinary shares, representing 10.05% of our share capital. Mr. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors and Chief Executive Officer of RS Holding, Ongoing and Insight and a member of our Board of Directors. Mr. Rafael Luis Mora Funes is a member of our Board of Directors and, until February 2015, was Vice Chairman of the Board of Directors of RS Holding and Ongoing.

        In April 2011, TNL acquired 62,755,860 ordinary shares, then representing 7.00% of our share capital. TNL purchased that interest in our capital in connection with our strategic partnership with Oi. Following the Corporate Reorganization of the Oi Group, which was completed in April 2012, these shares of our company are held by Telemar, a subsidiary of Oi. Telemar purchased additional ordinary shares, and as of May 2012, Telemar held 89,651,205 of our ordinary shares, representing 10.00% of our share capital. Each of Mr. Eurico de Jesus Teles Neto and Mr. Marco Norci Schroeder is an executive officer of Oi and is a member of our Board of Directors.

        As of May 15, 2015, Norges Bank holds 44,442,888 ordinary shares, representing 4.96% of our share capital and corresponding voting rights.

        As of May 15, 2015, Morgan Stanley holds a qualified holding and a long position of 30,566,011 shares corresponding to 3.41% of PT SGPS's share capital and corresponding voting rights, including 29,274,820 ordinary shares held by Morgan Stanley & Co. International plc; 1,147,850 ordinary shares held by Morgan Stanley & Co. LLC; 143,341 ordinary shares held by Morgan Stanley Smith Barney LLC.

        As of May 15, 2015, Visabeira Group holds 23,642,885 ordinary shares, representing 2.64% of our share capital. On December 27, 2013, Visabeira Investimentos Financeiros, SGPS, S.A. was merged into Visabeira Estudos e Investimentos, S.A. As a result of that merger, 12,119,672 ordinary shares representing 1.352% of our share capital and corresponding voting rights which were held directly by Visabeira Investimentos Financeiros, SGPS, S.A. are now held directly by Visabeira Estudos e Investimentos, S.A. Visabeira Estudos e Investimentos, S.A. is 100% owned by Visabeira Participações Financeiras, SGPS, S.A., which is 100% owned by Visabeira Group, which also holds directly 11,523,213 ordinary shares representing 1.285% of PT's share capital and corresponding voting rights. Mr. João Manuel Pisco de Castro is a member of the Board of Directors of Visabeira Group and is a member of our Board of Directors. In addition, Mr. Paulo José Lopes Varela was a member of our Board of Directors until March 16, 2015 and was also Chairman of the Board of Directors and Chief Executive Officer of Visabeira Global, SGPS, S.A.

        The Board of Directors of PT SGPS is generally elected at a General Meeting of Shareholders from a slate proposed by certain of our major shareholders. Our Annual General Meeting of Shareholders held on April 27, 2012 elected new members of the Board of Directors for the 2012-2014 term of office. The slate of new members approved at this meeting was proposed by RS Holding, BES and Caixa. A slate of new members for the 2015-2017 term of office was proposed for deliberation on our Annual General Meeting of Shareholders to be held on May 29, 2015. The proposed slate of new members to be considered at this meeting was proposed by Visabeira Group, Novo Banco, Oi and RS Holding.

        As of December 31, 2014, approximately 14.2% of our issued share capital was held of record by approximately 320 U.S. residents. As of May 13, 2015, PT SGPS had 48,247,823 ADSs outstanding, which were held by approximately 189 holders of record, including the custodian for the depositary under our ADS program.

 Transactions with Related Parties

        We have entered into numerous transactions with Oi, which we report as a related party in accordance with IAS 24, Related Party Disclosures. Our extensive transactions with Oi and its affiliates are described throughout this Annual Report on Form 20-F. See "Item 4—Information on the Company—Transactions with Oi," which section is incorporated by reference into this section. For more information about our transactions with Oi, see Note 41 to our audited consolidated financial statements, which note is also incorporated by reference into this section.

Transactions with Major Shareholders

        We have also entered into numerous transactions with our major shareholders holding more than 2% of our share capital, and their affiliates. Although we do not consider these major shareholders or their affiliates, other than Oi and its affiliates (including TmarPart), to be related parties in accordance with IAS 24, Related Party Disclosures, we believe it is relevant to disclose outstanding balances and transactions with these major shareholders and with entities reported by these shareholders as being members of their respective economic groups.

        See Note 42 to our audited consolidated financial statements, which note is incorporated by reference into this section, for further details regarding transactions with certain of our current and former major shareholders for the years ended December 31, 2012, 2013 and 2014, including Novo Banco, Grupo Banco Espírito Santo ("Grupo BES"), RS Holding, Morgan Stanley, Visabeira Group and Controlinveste Comunicações, SGPS, S.A. ("Controlinveste Comunicações"), a former major shareholder. Controlinveste Comunicações was formerly a major shareholder indirectly through Controlinveste International Finance, S.A., which is wholly owned by Controlinveste International, S.à.r.l., which, in turn, is owned by Controlinveste Comunicações and Olivedesportos—Publicidade, Televisão e Media, S.A. ("Olivedesportos"). Controlinveste Comunicações is wholly owned by Olivedesportos, which, in turn, is fully owned by Sportinveste, SGPS, S.A. Sportinveste, SGPS, S.A. is wholly owned by Controlinveste, SGPS, S.A., which, in turn, is wholly owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. On February 24, 2015, we reported that Olivedesportos had informed us that Controlinveste Comunicações no longer held more than 2% of our share capital. Mr. Rolando Oliveira is a member of our Board of Directors and is a relative of Mr. Joaquim Oliveira and is the Vice President of Controlinveste, SGPS, S.A.

        Several of our major shareholders, including BES and RS Holding, are financial institutions or financial asset managers, and we have entered into various transactions with those entities, including bank deposits, short-term investments and financings. Visabeira Group provided network infrastructure equipment to our company prior to the Oi Capital Increase and now provides such equipment to PT Portugal. Controlinveste Comunicações was a major provider of media content to us prior to the Oi Capital Increase and remains a provider to PT Portugal. Prior to the Oi Capital Increase, Controlinveste Comunicações was also one of our joint venture partners in Sportinveste Multimédia and one of our joint venture partners in the joint venture to which we agreed to contribute our stake in Sportinveste Multimédia, as described in Note 24 to our audited consolidated financial statements.

        In addition, as of December 31, 2013, we held short-term investments in the amount of €750 million issued by Espírito Santo International, SA ("ESI"), subscribed through BES, which were reimbursed in February 2014 and the received amounts reinvested in short-term investments issued by Rioforte, as described in "—Rioforte Investments" below, for a total of €897 million. See Notes 17 and 42 to our audited consolidated financial statements.

        In addition, the pension funds we established to fund supplemental pension benefits for current and former employees and the healthcare funds we established to fund our obligation to pay healthcare benefits and salaries for pre-retired and suspended employees (each of which funds are managed by our former subsidiary PT Prestações, which is now a subsidiary of Oi) invested in certain of our major shareholders in accordance with investment guidelines approved at the time by our Board of Directors. As of December 31, 2013, these investments included total investments of €89 million in, or managed by, Grupo BES and €95 million in RS Holding and its subsidiaries. The pension funds and healthcare funds continued to invest in these major shareholders in 2014. Following the Oi Capital Increase, any such investments no longer constitute transactions with PT SGPS or its subsidiaries.

        In addition, BES and Nivalis, an affiliate of RS Holding, were parties to the Memorandum of Understanding we signed on October 1, 2013 with respect to the Business Combination. See "Item 4—Information on the Company—Proposed Business Combination with Oi and TmarPart."

Rioforte Investments

        Prior to the Oi Capital Increase, we and our then wholly-owned subsidiary PTIF subscribed for an aggregate of €897 million principal amount of short-term investments in commercial paper of Rioforte that matured in July 2014. The composition of the outstanding amount of the Rioforte Investments at the time of the Oi Capital Increase on May 5, 2014 was as follows:

  •
  €200 million in notes issued by Rioforte and subscribed by PT SGPS on April 15, 2014, with maturity on July 15, 2014, which were transferred to PT Portugal on May 5, 2014 as part of the process of transferring all assets and liabilities directly held by PT SGPS to PT Portugal in preparation for the contribution of PT Portugal in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled "€1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission of Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness, with a yield of 3% per annum. The jurisdiction for dispute resolution was Luxembourg;

  •
  €647 million in notes issued by Rioforte and subscribed by PTIF on April 15, 2014, with maturity on July 15, 2014. The terms and conditions of this transaction defined the notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg; and

  •
  €50 million in notes issued by Rioforte and subscribed by PTIF on April 17, 2015, with maturity on July 17, 2014. This issuance was made through a private placement under the prospectus prepared by the issuer and dated September 21, 2012, entitled "€1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this transaction defined the notes as senior unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum. The jurisdiction for dispute resolution was Luxembourg.

        As of July 2014, Rioforte held the interests of GES in the real estate, tourism, agriculture, healthcare and energy sectors. As of July 2014, Rioforte was a wholly-owned subsidiary of Espírito Santo International, S.A. and was an indirect holder of 49% of ESFG, which held GES's interests in the financial sector, including 27.3% of the capital stock of BES and interests in Banque Privée Espírito Santo, SA (Switzerland), and Companhia de Seguros Tranquilidade, S.A. In turn, Rioforte was a wholly-owned subsidiary of ESI. Based on the consolidated financial statements of Rioforte as of December 31, 2013, Rioforte acquired, on December 31, 2013, 100% of the shares of Espírito Santo Irmãos, SGPS, SA ("ES Irmãos"), which at the time held a 10.03% interest in ESFG. On the same date, according to the consolidated financial statements of Rioforte as of December 31, 2013, ES Irmãos entered into an agreement with ESI to purchase an additional 39.23% interest in ESFG, but the conditions for the consummation of such acquisition were only satisfied in January 2014, such that Rioforte became the holder of a 49% interest in ESFG only in 2014. Following a capital increase of BES and the shareholder restructuring and partial sale of ESFG's shareholding interest in BES, undertaken in the context of financial difficulties encountered by GES, ESFG's interest decreased from 27.4% on December 31, 2013, to 20.1% on July 14, 2014.

        As a result of Oi's acquisition of PT Portugal as part of the Oi Capital Increase, PT Portugal, PTIF and their positions as the creditors under the Rioforte Investments were transferred to Oi and became Oi's subsidiaries.

        On July 15 and 17, 2014, Rioforte defaulted on the Rioforte Investments. On July 22, 2014, Rioforte filed a petition for controlled management (gestion controlée) with the courts of Luxembourg after concluding that it was not in a position to fulfill the obligations resulting from certain debt that had matured in July 2014. The Luxembourg Commercial Court denied Rioforte's request for controlled management on October 17, 2014 and declared Rioforte bankrupt on December 8, 2014. According to the most recent public announcement of the liquidation trustees, the deadline for making claims for this debt in connection with this lawsuit ends on June 1, 2015.

        As described in "Item 4—Information on the Company—Overview—Transactions with Oi—Rioforte Defaults and the Exchange," on July 15, 2014, we and Oi entered into the Second MOU with respect to the Rioforte Investments, describing the understandings with respect to the Exchange Agreement and the Call Option Agreement. On September 8, 2014, we, TmarPart, Oi, PT Portugal and PTIF entered into the Exchange Agreement, PT Portugal and PTIF agreed to transfer the Rioforte Investments to us, and we agreed to deliver the Exchanged Shares to PT Portugal and PTIF. On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed when PT Portugal and PTIF transferred the Rioforte Investments to us and we transferred the Exchanged Shares to PT Portugal and PTIF.

        The largest amount outstanding under investments in or loans to companies within GES during the year ended December 31, 2014 and up to the date of this Annual Report on Form 20-F was the €897 million in aggregate short-term investments in Rioforte described above.

Transactions with Former Associated Companies

        We have also entered into transactions with associated companies in which we held significant investments prior to the completion of the Oi Capital Increase. Note 41(a) to our audited consolidated financial statements sets forth our loans granted to, accounts receivable from, accounts payable to, costs accrued to and revenues from each of these companies. We maintained influence on the companies below until the Oi Capital Increase on May 5, 2014, when we contributed the PT Assets to Oi. Consequently, as we no longer have a direct holding in these associated companies as of December 31, 2014, Note 41(a) of our audited consolidated financial statements shows the balances as of December 31, 2013, between us and our associated companies and joint ventures, and the transactions between us and these same entities that occurred during the four months ending April 30, 2014, before the Oi Capital Increase, and during the 2013 fiscal year. Although the companies were not associates on December 31, 2014 and we did not have significant influence on these entities at that time, those entities (except the investments in Páginas Amarelas and CTM, which were sold in January 2014 and June 2013, respectively) continued to be Oi investments on December 31, 2014.

Policies Regarding Transactions with Related Parties or Major Shareholders

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

        In 2015, we further revised our policies to create separate, but similar, pre-approval policies for transactions with related parties and major shareholders holding more than 2% of our share capital.

        Under our current policies, the execution of any transaction with related parties or with major shareholders the value of which is in excess of €100,000 per quarter is subject to prior favorable opinion of the Audit Committee, except for transactions that are believed to occur at fair value, or current market conditions, that include, but are not restricted to, regular banking operations (up to €300,000 a year), acquisitions or sales based on quoted market prices, salaries for key corporate members and employees, and also the hiring of legal and tax consultancy services, when the approval cannot be obtained in timely manner. Furthermore, transactions with major shareholders, with their relatives or with entities in a relationship as provided for under Article 20 of the Portuguese Securities Code with the said shareholders or relatives, the aggregate amount of which exceeds €1,000,000 per year, are subject to approval by our Board of Directors following a prior favorable opinion of our Audit Committee.

        During the 2014 financial year, only one transaction, i.e., our participation in the Oi Capital Increase through the contribution of the PT Assets, was submitted to the prior opinion of the Audit Committee. No other transactions with related parties were submitted for approval by the Audit Committee.

        Transactions with directors either of PT SGPS or of our subsidiaries, regardless of the amounts involved, are also subject to the prior approval by the applicable Board of Directors, following the favorable opinion of the applicable supervisory corporate body, as provided for under Article 397 of the Portuguese Companies Code.

ITEM 8—FINANCIAL INFORMATION

        See "Item 18—Financial Statements" below.

Legal Proceedings

Total Provisions for PT SGPS's Legal Proceedings

        We are party in a number of pending legal proceedings whose outcomes, individually or in the aggregate, are not expected to have a material impact on our consolidated financial position. As of December 31, 2014, our provisions to cover probable losses in civil, labor and other legal proceedings (other than tax contingencies) amounted to €74 thousand, relating to civil claims. In addition as of December 31, 2014, we had recorded provisions for probable losses relating to tax contingencies in the amount of €2 thousand.

        For more detailed information on our pending legal proceedings see Note 36 to the consolidated financial statements (included on "Item 18—Financial Statements").

PT SGPS Legal Proceedings

Africatel and Samba Arbitration

        Prior to the Oi Capital Increase, PT SGPS indirectly owned 75% of the share capital of Africatel, which held PT SGPS's interests in telecommunications companies in sub-Saharan Africa. Samba, an affiliate of Helios Investors LP, owns the remaining 25% equity interest in Africatel. PT SGPS's interest in Africatel was among the assets of PT Portugal contributed to Oi in the Oi Capital Increase. PT SGPS, Oi's subsidiaries Africatel GmbH and PT Ventures SGPS S.A., and Samba are parties to the Africatel Shareholders' Agreement.

        PT SGPS and Africatel GmbH, which directly holds Oi's interest in Africatel, received a letter, dated September 16, 2014, from Samba Luxco in which Samba Luxco claimed that Oi's acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel Shareholders' Agreement and that this change of control entitled Samba to exercise a put right under the Africatel Shareholders' Agreement at the fair market equity value of Samba's Africatel shares. In the letter, Samba purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

        On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel Shareholders' Agreement.

        On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH and PT SGPS that Samba had commenced arbitral proceedings against them to enforce its purported put right or, in the alternative, certain other rights and claims allegedly arising out of the transactions between PT SGPS and Oi that included the Oi Capital Increase. These other alleged rights and claims include claims relating to purported rights of first offer, first refusal and tag-along that Samba believes were also triggered by the foregoing transactions. Africatel GmbH and PT SGPS presented their answer to Samba's request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015.

        If the arbitration tribunal were to agree with Samba's claims, among other things, an independent valuation of Africatel could be required, and any liability with respect to a purchase of Samba's interest in Africatel and/or damages could be significant and could divert resources that could have otherwise been deployed to reduce indebtedness or make investments under Oi's business plan. If any such purchase is funded through the incurrence of additional debt of Oi, there would be a material adverse effect on Oi's consolidated leverage of the combined company. Both Africatel GmbH and PT SGPS intend to vigorously defend this arbitration proceeding.

        Under the subscription agreement entered into by PT SGPS and Oi, in relation to the Oi Capital Increase, Oi agreed to succeed PT SGPS in any rights or obligations contracted by us, provided that the agreements giving rise to that right or obligation were listed in the documentation of the global offering that was part of the Oi Capital Increase of Oi, as is the case with the Samba arbitration. It was disclosed in the prospectus relating to the Oi Capital Increase that, among other things, Samba had stated that the business combination between PT SGPS and Oi had triggered, under the Africatel shareholders' agreement, a put option concerning the stake of Samba in Africatel Holdings BV. However, it is not possible to guarantee that Oi will succeed to any and all liabilities and/or losses pertaining to the Arbitration proceeding against Samba.

Rioforte Bankruptcy

        As described in "Item 4—Information on the Company—Overview—Transactions with Oi—Rioforte Defaults and the Exchange—Rioforte Investments and the Second MOU," on July 15 and 17, 2014, Rioforte defaulted on the Rioforte Investments. On July 22, 2014, Rioforte filed a petition for controlled management (gestion controlée) with the courts of Luxembourg after concluding that it was not in a position to fulfill the obligations resulting from certain debts that had matured in July 2014. The Luxembourg Commercial Court denied Rioforte's request for controlled management on October 17, 2014 and declared Rioforte bankrupt on December 8, 2014. According to the most recent public announcement of the liquidation trustees, the deadline for making claims for this debt in connection with this lawsuit ends on June 30, 2015, as determined by the insolvency administrators. Only after such date will it be possible to determine the relative dimension of PT SGPS as a creditor of Rioforte, which, according to the best estimate of PT SGPS shall be around 32%. PT SGPS is undertaking an active posture in defense of the creditors in such insolvency proceeding in order to maximize value, to the extent possible. Rioforte has already sold relevant assets, including the equity stake in the public corporation Luz Saúde (former Espírito Santo Saúde, S.A.) and many hotel assets with the Tivoli brand and despite owning relevant real estate assets, including a controlling stake in the corporations that control the Herdade da Comporta.

Portuguese Parliamentary Commission and Public Prosecutors' Office Investigation

        We continue to be under scrutiny of the legal and regulatory authorities in Portugal and subject to future litigation or governmental or regulatory inquiries relating to the Rioforte Investments or the Business Combination. On January 6, 2015, authorities, ordered by the Public Prosecutors' Office, raided our officers in Lisbon as part of an investigation in connection with the Rioforte Investments. In addition, a Portuguese parliamentary commission has initiated an inquiry in relation to the management of BES and GES, which included the Rioforte Investments and the matters covered by the report prepared by PWC mentioned above and held hearings in February and March 2015 at which certain former executive officers of PT SGPS were questioned.

SEC Investigation

        On January 13, 2015, PT SGPS received a subpoena (the "Subpoena") from the SEC in a non-public investigation, requiring PT SGPS to deliver to the SEC documents and other information regarding certain subjects, including the Rioforte Investments and treasury applications in other GES entities, certain short-term investments, the Business Combination, disclosures by PT SGPS, and the report to the board of directors of PT SGPS from PWC, dated January 8, in connection with the procedures adopted and actions undertaken by PT SGPS relating to the Rioforte Investments and other investments in GES entities. PT SGPS is cooperating with the SEC with respect to its investigation and the Subpoena. The SEC's investigation could ultimately cause us to be subject to fines or other sanctions, and we could be subject to private litigation relating to the same matters.

Shareholder Litigation

        On October 8, 2014, some of our shareholders brought a civil lawsuit in the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) seeking a declaration of invalidity and/or the nullification of a shareholders' resolution that was approved at the General Meeting of Shareholders held on September 8, 2014, alleging (1) that certain of our shareholders were not permitted to vote, (2) violation of the purpose of company and (3) abusive votes. We were summoned in order to present a statement defense on October 13, 2014 and submitted it on November 12, 2014. We are now awaiting a response from the court.

        On September 18 and 19, 2014, shareholders, each holding 500 shares issued by us, initiated separate injunction proceedings in the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) in order to suspend the shareholders' resolution that was approved at the General Meeting of Shareholders held on September 8, 2014. Although, in each case, the claimant lacks legal standing for the required purpose, given that such proceedings could only be initiated by shareholders who, alone or jointly, hold shares corresponding to at least 0.5% of the share capital, the court ordered us to present a statement of opposition on January 6, 2015 and November 5, 2014, respectively. We submitted our statement of opposition on January 16, 2015 and November 17, 2014, respectively. On the first matter, we are currently awaiting the court's decision. On the second matter, the court, on March 12, 2015, issued a statement ruling on the above mentioned lack of legal standing from the claimant. On April 21, 2015, the court decided to dismiss the proceedings due to the above mentioned lack of legal standing from the claimant.

        On January 28 2015, some of our shareholders (who claim to be minority shareholders) brought a civil law suit in the Lisbon Court (Central, 1st Commercial Section, J3) seeking a declaration of invalidity and or/ nullification of a shareholder' resolution that was approved at the General Meeting of Shareholders held on January 22, 2015 (which had begun on January 12, alleging (1) that said decision was not preceded by the disclosure of mandatory information, (2) that certain shareholders had a conflict of interest and should not have been allowed to vote, (3) and that the decision breaches certain mandatory rules or principles (e.g. loyalty towards the shareholders, since it is allegedly damaging to PT SGPS and contradicts the strategy previously delineated).

        On March 11 2015, we filed our statement of defense. We rejected all the claims of the Claimants invoking procedural and substantive arguments. We argued (1)that the claim is partially time-barred; (2)that the Claimants need to prove that they were and still are shareholders of the PT SGPS, (3) that all the relevant information was provided prior to and during the shareholders' meeting, (4) that even if certain information had not been provided, that would not affect the validity of the decision since the shareholders were able to understand, debate and decide the matter that was submitted for approval, (5) that the shareholders in question were not conflicted, (6) that even if said shareholders had been prevented from voting due to an alleged conflict of interest the decision would have been validly approved by the majority of the shareholders.

        The filing of this proceeding has no immediate or automatic effect on the decision approved in the shareholders' meeting of the 22nd of January, 2015. The court has not yet rendered any procedural or substantive decision. It is not possible at this stage to estimate when the proceeding will be concluded.

Oi Legal Proceedings

General

        Oi is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as "remote," "possible" or "probable," and Oi only records provisions for reasonably estimable probable losses, as determined by its management. As of December 31, 2014, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$28,420 million, and Oi has established provisions of R$5,132 million relating to these proceedings. Oi's provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of Oi's provisions for contingencies, see note 21 to its consolidated financial statements.

        In certain instances, Oi is required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2014, had made judicial deposits in the aggregate amount of R$13,394 million and obtained financial guarantees from third parties in the aggregate amount of R$14,210 million. During 2014, Oi paid fees in the aggregate amount of R$187 million to the financial institutions from which it had obtained these guarantees, and as of December 31, 2014, it had pledged 2,851,873 of Oi's preferred shares, representing 1.10% of Oi's outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings Relating to Oi and Our Brazilian Operations

        As of December 31, 2014, the total estimated contingency in connection with tax proceedings against Oi in respect of which the risk of loss was deemed probable or possible totaled R$21,592 million and Oi had recorded provisions of R$533 million relating to these proceedings.

        The Brazilian corporate tax system is complex, and Oi is currently involved in tax proceedings regarding, and has filed claims to avoid payment of, certain taxes that Oi believes are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 21 to Oi's consolidated financial statements. Oi records provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. Oi currently does not believe that the proceedings that Oi considers as probable losses, if decided against Oi, will have a material adverse effect on its financial position. It is possible, however, that Oi's future results of operations could be materially affected by changes in its assumptions and the effectiveness of its strategies with respect to these proceedings.

  Value-Added State Taxes (ICMS)

        Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunications services they provide. Oi may record ICMS credits for each of its purchases of operational assets. The ICMS regulations allow Oi to apply the credits it has recorded for the purchase of operational assets to reduce the ICMS amounts it must pay when it sells its services.

        Oi have received various tax assessments challenging the amount of tax credits that it recorded to offset the ICMS amounts it owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza) ("ISS"); and (2) whether some of the assets it has purchased are related to the telecommunications services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

        As of December 31, 2014, Oi deemed the risk of loss as possible with respect to approximately R$7,554 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, Oi had recorded provisions in the amount of R$363 million for those assessments in respect of which Oi deemed the risk of loss as probable.

  Local Service Tax (ISS)

        Oi has received various tax assessments claiming that it owes ISS taxes on supplementary services. Oi has challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunications service providers, because these services do not clearly fit into the definition of "telecommunications services."

        As of December 31, 2014, Oi deemed the risk of loss as possible with respect to approximately R$2,589 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, Oi had recorded provisions in the amount of R$72 million for those assessments in respect of which Oi deemed the risk of loss as probable.

  FUST and FUNTTEL

        The FUST is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. The FUNTTEL was established to finance telecommunications technology research. Oi is required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculation of Oi's contributions to the FUST and the FUNTTEL, Oi made provisions for additional contributions to the FUST and the FUNTTEL. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which Oi is a member, filed a lawsuit to request a review of the applicable legislation.

        As of December 31, 2014, Oi deemed the risk of loss as possible with respect to approximately R$2,629 million of these assessments and has not recorded any provisions in respect of these assessments.

  Contributions to the INSS

        Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social) ("INSS"), based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against Oi primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used by Oi to calculate workers' compensation benefits and other amounts subject to social security tax.

        As of December 31, 2014, Oi deemed the risk of loss as possible with respect to approximately R$996 million of these assessments. As of that date, Oi had recorded provisions of R$32 million for those assessments in respect of which Oi deemed the risk of loss as probable.

  PIS and COFINS

        In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026.4 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$584.5 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2014, Oi deemed the risk of loss as possible with respect to approximately R$3,527 million of these assessments and had not recorded any provisions in respect of this claim.

  ILL

        TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido) ("ILL"), to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2014, Oi had recorded provisions in the amount of R$21 million for those assessments in respect of which Oi deems the risk of loss as probable.

  Other Tax Claims

        There are various federal taxes that have been assessed against Oi, largely relating to (1) assessments of taxes against Oi that it does not believe are due and which it is contesting, and (2) Oi's use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

        As of December 31, 2014, Oi deemed the risk of loss as possible with respect to approximately R$3,764 million of these assessments. As of that date, Oi had recorded provisions in the amount of R$46 million for those assessments in respect of which Oi deemed the risk of loss as probable.

Civil Claims Relating to Oi and Our Brazilian Operations

        As of December 31, 2014, the total estimated contingency in connection with civil claims against Oi, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$4,591 million and Oi had recorded provisions of R$3,444 million relating to these proceedings.

Administrative Proceedings

        Almost every week, Oi receives notifications from ANATEL requesting information about its compliance with the various services obligations imposed on Oi by virtue of its concession agreements. When Oi is not able to comply with these requests or with its concession obligations, ANATEL may initiate administrative proceedings to impose sanctions on Oi. Oi has received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service Goals or the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access.

        As of December 31, 2014, Oi deemed the risk of loss as possible with respect to approximately R$144 million of these claims and had not recorded any provisions in respect of these claims. As of that date, Oi had recorded provisions in the amount of R$1,104 million for those claims in respect of which it deemed the risk of loss as probable.

        As a condition to ANATEL's approval of the PT SGPS Alliance, ANATEL required that Telemar and Oi pay all pending administrative fines, amounting to approximately R$218 million, regardless of the procedural posture of the proceedings which Telemar and Oi had instituted to contest these fines. Telemar and Oi deemed the risk of loss as possible and had not recorded any provisions in respect of these claims. Telemar and Oi sought and have been granted injunctive relief which has permitted them to make judicial deposits of these amounts while preserving its rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

  Brazilian Antitrust Proceedings

        Oi is subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against Oi. Oi deemed the risk of loss as possible that it will be fined in one or more of such proceedings and have not recorded any provisions for those claims.

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

        As of December 31, 2014, Oi had recorded provisions in the amount of R$1,550 million for those claims in respect of which it deemed the risk of loss as probable.

  Customer Service Centers

        Oi is a defendant in 67 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to Oi. All of these proceedings are currently under appeal. As of December 31, 2014, Oi had recorded provisions in the amount of R$11 million for those claims in respect of which it deemed the risk of loss as probable.

  Customer Service

        Oi is a defendant in a civil class action lawsuit filed by the Federal Prosecutor's Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL's alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor—SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where Oi is headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization, Oi has succeeded to TNL's position as a defendant in this action. As of December 31, 2014, Oi deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court's initial decision.

  Special Civil Court Proceedings

        Oi is party to proceedings in special civil courts relating to customer claims in connection with its basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2014, Oi had recorded provisions in the amount of R$282 million for these claims in respect of which it deemed the risk of loss as probable.

  Other Claims

        Oi is defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2014, Oi had recorded provisions in the amount of R$508 million in respect of these claims.

Labor Claims Relating to Oi S.A. and Our Brazilian Operations

        Oi is a party to a large number of labor claims arising out of the ordinary course of our businesses. Oi does not believe any of these claims, individually or in the aggregate would have a material effect on its business, financial condition or results of operations if such claims are decided against it. These proceedings generally involve claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in our collective bargaining agreements; (4) overtime wages; and (5) joint liability allegations by employees of third-party service providers.

        As of December 31, 2014, the total estimated contingency in connection with labor claims against Oi in respect of which the risk of loss was deemed probable or possible totaled R$2,238 million and Oi had recorded provisions of R$1,155 million relating to these proceedings.

Legal Proceedings Relating to PT Portugal

Claims for Municipal Taxes and Fees in PT Portugal's Portuguese Telecommunications Business

        Under a 1997 Portuguese statute, PT Portugal, as an operator of a basic telecommunications network, was exempt from municipal taxes and rights-of-way and other fees with respect to its Portuguese network in connection with its obligations under its concession. The Portuguese government advised PT Portugal that this statute confirmed the tax exemption under its concession.

        In 2004, Portugal enacted a new law that established a new rights-of-way regime in Portugal under which each municipality was permitted to establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in that municipality. This law was implemented in 2005, but some municipalities interpret this law as having no effect on their authority to establish other taxes but rather interpret this law as affecting only federal and regional taxing authorities. In 2009, a decree-law was enacted that clarified that no other tax should be enacted by municipalities in addition to the taxes permitted by the 2004 law. This decree-law was confirmed by the Supreme Administrative Court of Portugal in several cases. Some municipalities, however, continue to hold the position that the 2004 law does not expressly prohibit other taxes that the municipalities wish to establish, because the 2004 law is not applicable to the public municipality domain. PT Portugal continues to be party to legal proceedings in some municipalities regarding this matter. As of December 31, 2014, we have not recorded any provisions for those legal actions in respect of which we deemed the risk of loss as possible.

Regulatory Proceedings in PT Portugal's Portuguese Telecommunications Business

        PT Portugal is regularly involved in regulatory inquiries and investigations involving its operations. In addition, ANACOM, the European Commission and the Portuguese Competition Authority regularly make inquiries and conduct investigations concerning PT Portugal's compliance with applicable laws and regulations.

        Current inquires and investigations include several investigations by the Portuguese Competition Authority related to PT Comunicações and MEO for alleged anti-competitive practices in Digital Terrestrial Television and the public mobile telephone markets, respectively.

        PT Portugal believes that its subsidiaries have consistently followed a policy of compliance with all relevant competition laws. PT Portugal continually reviews its commercial offers in order to reduce the risk of competition law infringement. PT Portugal believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses. However, if PT Portugal is found to be in violation of applicable competition laws and regulations in these or other regulatory inquiries and investigations, it could become subject to penalties, fines, damages or other sanctions.

        Portuguese Competition Authority.    The Portuguese Competition Authority is currently conducting inquiries relating to alleged anti-competitive practices in the terrestrial television and mobile services markets. The Portuguese Competition Authority informed PT SGPS, following a complaint by the third mobile operator in July 2013, that the Portuguese Competition Authority had initiated an administrative offence proceeding inquiry regarding allegedly discriminatory on-net/off-net prices in the retail mobile communications market and allegedly excessive SMS termination prices. If, after the investigative proceedings, the Portuguese Competition Authority decides that there is a reasonable likelihood that sanctions will be imposed, a prosecution proceeding will follow. After the conclusion of any prosecution proceeding, if the Portuguese Competition Authority concludes that an anticompetitive practice did occur, it may decide to impose a fine of up to 10% of PT SGPS' revenues during the year immediately preceding the final decision. Although PT SGPS has not historically been assessed fines of the magnitude permitted by the law, any fine that the Portuguese Competition Authority decides to impose could be material.
        European Commission.    In January 2011, the European Commission opened an investigation into an alleged agreement between Telefónica and PT SGPS not to compete in the Iberian telecommunications markets. PT SGPS historically developed various strategic partnerships with Telefónica. Although PT Portugal does not believe the existence of these partnerships has impeded competition and ordinary activities of PT Portugal and Telefónica, its relationship with Telefónica was investigated. In October 2011, PT SGPS received a Statement of Objections from the European Commission on this matter, which specifically referred to alleged cooperation between the two companies after the 2010 sale by PT SGPS of its interests in Vivo. PT SGPS contested the allegations in this statement of objections.

        In January 2013, the European Commission announced a decision finding that PT SGPS and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union ("TFEU"), with reference to PT SGPS' July 2010 agreement with Telefónica concerning the acquisition by Telefónica of PT SGPS' stake in Vivo, which the European Commission found to be a non-compete commitment with impact on the Iberian market. In January 2013, PT SGPS was fined an amount of €12.3 million, which PT SGPS believes is unjustified. In April 2013, PT SGPS brought an action for annulment before the Court of Justice of the European Union. The European Commission's decision concluded an investigation, begun in January 2011, in which the European Commission analyzed the relationship between both companies since 1996. In connection with the Oi capital increase, Oi agreed to assume PT SGPS' liability with respect to this matter and will continue to vigorously defend the matter. As of December 31, 2014, Oi has not recorded any provisions for this claim.

Tax Contingencies in PT Portugal's Portuguese Telecommunications Business

        PT Portugal and certain of its Portuguese subsidiaries are subject to tax claims that relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (€243 million). PT Portugal disagrees with these assessments and is vigorously defending against these assessments. PT Portugal believes that the risk of loss related to these tax contingencies is remote.

Other Legal Proceedings in PT Portugal's Portuguese Telecommunications Business

        In March 2004, TV TEL Grande Porto—Comunicações, S.A. ("TV TEL") a telecommunications company based in Oporto, Portugal, filed a claim against PT Comunicações in the Lisbon Judicial Court alleging that, since 2001, PT Comunicações has unlawfully restricted and/or refused TV TEL access to the telecommunications ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and TV Cabo Portugal, S.A. TV TEL is claiming damages of approximately €15 million from PT Portugal for losses allegedly caused as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. On February 2013, the court ruled on a compensation structure which would provide increased costs of financing incurred by TV TEL and provide reparations for TV TEL's loss of clients. Both parties have appealed. As of December 31, 2014, Oi recorded a provision in the amount of R$3 million for this claim in respect of which it deemed the risk of loss as probable.

        In March 2011, Optimus filed a claim against PT Comunicações in the Judicial Court of Lisbon for approximately €11 million related to a matter similar to a matter in a proceeding in which the Portuguese Competition Authority imposed a fine on PT SGPS of approximately €45.0 million that terminated in 2011 due to prescription purposes. Optimus claim that it suffered losses and damages as a result of PT SGPS' conduct for it was fined. PT SGPS is currently waiting for the trial to be scheduled. As of December 31, 2014, PT Comunicações did not record any provisions for this claim, the risk of which is deemed to be possible.

Non-Provisioned Contingencies

        Oi is a defendant in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, among others, for which it deems the risk of loss as possible and has not recorded any provisions. As of December 31, 2014, Oi deemed the risk of loss as possible with respect to R$23,288 billion of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs. Typically, Oi believes the value of individual claims to be beyond the merits of the case in question.

Distributions to Shareholders

Dividend Information

        Under our articles of association, we must pay dividends of at least 40% of our annual distributable net income to shareholders, subject to a two-thirds majority of our shareholders to vote to reduce the dividend or not to pay a dividend. Under Portuguese law and the articles of association, distributable net income is net income of our stand-alone financial statements, prepared under Sistema de Normalização Contabilística ("SNC") or PGAAP, after covering accumulated losses and setting aside not less than 5% in the legal reserve, on an annual basis until this reserve represents 20% of share capital and deducted by certain non-distributable fair value reserves. Portuguese law also prohibits the payment of dividends if, following the dividend, a company's net worth would be less than the sum of its share capital, the legal reserve and other similar reserves established by Portuguese law or by the articles of association. The category of other similar reserves includes, among other things, the portion of the revaluation reserve related to assets not yet amortized and the reserve equivalent to the book value of treasury shares. Our ordinary shares and A shares carry the same dividend rights.

        According to the new rules established by Article 96 of the Portuguese Securities Code (as amended by the Decree-Law 8/2007, of January 17, 2007), for one month from the publication of the registration of a share capital reduction, PT SGPS will not be able to distribute assets to its shareholders.

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

        The following table presents dividends paid per ordinary share and A share for the years ended December 31, 2010, 2011, 2012, and 2013 as well as the expected dividend for the year ended December 31, 2014, under the shareholder's remuneration policy announced in Augustin 2014.

        The ADS depositary converts Euros into U.S. dollars and pays the net proceeds to ADS holders, minus applicable withholding tax, as described below.

		Dividends Per Share(1)
	Number of Shares Considered
Fiscal Year		Payment Date	€
2010	896,512,500	December 23, 2010(2)	1.00
2010	896,512,500	June 3, 2011(3)	1.30
2011	896,512,500	May 25, 2012(4)	0.650
2012	896,512,500	May 17, 2013	0.325
2013	896,512,500	May 30, 2014(5)	0.10
2014	896,512,500	N/A(6)	0

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

(5)
We have announced a policy that includes an ordinary cash dividend of €0.10 per share for the fiscal year ending December 31, 2013. In March 2014, our board of directors proposed that dividends of €89.7 million, or €0.10 per ordinary share, be submitted to our annual shareholders meeting, which approved such dividends on April 30, 2014.

(6)
Our Board of Directors proposed not distributing any cash dividends for the fiscal year ending December 31, 2014, to be deliberated at our Annual General Meeting of Shareholders, to be held on May 29, 2015.

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

ITEM 9—THE OFFER AND LISTING

        Our shares are currently listed on Euronext Lisbon.

        On January 9, 2015, the trading of our common shares was suspended on the Euronext Lisbon by the CMVM due to uncertainty regarding whether a meeting of our shareholders could proceed as planned to vote on the proposed sale of PT Portugal by Oi to Altice. Trading on the Euronext Lisbon resumed on January 13, 2015. Similarly, trading of our ADSs was suspended on the NYSE on January 9, 2015 and resumed on January 14, 2015.

        On March 9, 2015, we announced that our Board of Directors had approved the voluntary delisting of our ADSs from the NYSE. March 27, 2015 was the last day our ADSs traded at the NYSE. The delisting of our ADSs from trading at the NYSE became effective on March 30, 2015.

 Price History of the Company's Stock

        The table below sets forth the reported high and low quoted closing prices for our ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for our ADSs on the NYSE for the years ended December 31, 2010, 2011, and 2012 and for each quarter of 2013 and 2014. Our ordinary shares are quoted in Euros. Our ADSs are quoted in U.S. dollars.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
2010	10.70	6.48	15.24	8.38
2011	8.78	4.45	12.69	5.63
2012	4.55	3.05	5.94	3.81
2013	4.43	2.71	5.91	3.61
First quarter	4.43	3.82	5.91	4.91
Second quarter	4.04	2.82	5.33	3.78
Third quarter	3.43	2.71	4.56	3.61
Fourth quarter	3.70	3.09	5.02	4.09
2014:
First quarter	3.60	3.02	4.84	4.18
Second quarter	3.28	2.64	4.59	3.62
Third quarter	2.55	1.63	3.66	1.84
Fourth quarter	1.65	0.86	2.09	1.05
2015:
First quarter	0.88	0.54	1.05	0.53

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares on the regulated market Euronext Lisbon and the high and low sales closing prices for the ADSs on the NYSE for the most recent six months.

	Euronext Lisbon Closing Price Per Ordinary Share		NYSE Closing Price Per ADS
Calendar Period	High	Low	High	Low
	€		US$
November 2014	1.55	1.20	1.91	1.49
December 2014	1.44	0.86	1.66	1.05
January 2015	0.88	0.61	1.05	0.72
February 2015	0.74	0.65	0.86	0.76
March 2015	0.71	0.54	0.78	0.53
April 2015	0.62	0.57	—	—
May 2015 (through May 8, 2015)	0.56	0.54	—	—

Markets

        PT SGPS's ordinary shares are listed on the regulated market Euronext Lisbon.

ITEM 10—ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization, Register and Entry Number

        Portugal Telecom, SGPS S.A., is a limited liability holding company organized under the laws of the Republic of Portugal. PT SGPS's taxpayer and registered number is 503 215 058.

Object and Purpose

        Our object and purpose, which is described in Article 3 of our articles of association, is that of a holding company. PT SGPS manages ownership interests in operating companies. PT SGPS may, without restriction, acquire or hold quotas or shares in any company, as defined under Portuguese law, hold participations in complementary groups of companies or in European economic interest groups of companies and form or participate in any temporary or permanent association with public or private entities.

Certain Provisions with Respect to Board Members

        Agreements between us and our directors must be authorized by a resolution of the Board of Directors and a favorable opinion of the Audit Committee. Our directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. Our directors do not have the power to vote for their compensation, which is determined by a compensation committee elected by the General Meeting. Our directors may not receive loans from PT SGPS, except that directors may receive one month of compensation in advance. There are no age limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

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

        Under Portuguese law and the articles of association, distributable net income is net income after covering accumulated losses and setting aside 5% in the legal reserve until this reserve represents 20% of share capital. Moreover, net income may not be distributed if expenses with the incorporation of the company and expenses related to research and development have not been completely amortized (except if the amount of free reserves and retained earnings is at least equal to the amount of such non-amortized expenses). Although other reserves established under a company's articles of association are generally deducted from that company's distributable net income, our articles of association do not provide for any other reserves. Such reserves, however, could be established by amendment of the articles of association by a two-thirds majority of the votes cast at a shareholders' meeting. A quorum of no less than one-third of the share capital entitled to vote must be present or represented for these purposes. If the quorum requirement is not met at the initial meeting, then the matter may be approved at a later date upon a second call of that meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one-half of the share capital is present or represented. As of December 31, 2014, our legal reserve was equal to approximately 25% of our share capital.

        Dividends are payable from net income and free reserves (i.e., reserves other than the legal reserve and other similar reserves). Portuguese law requires net income and free reserves to be applied against accumulated losses for the given financial year, and only thereafter may share issuance premium be applied against accumulated losses. This requirement was amended by Ministerial Order No. 160/2003, dated February 19, 2003, so that companies with shares trading on a regulated market and under the supervision of the CMVM, are permitted to apply share issuance premium against accumulated losses after applying net income but before applying free reserves.

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

Voting Rights of the Ordinary Shares and the A Shares

        As a general rule, matters are decided at a shareholders' meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution, or merger of PT SGPS and certain other matters mandated by Portuguese law require the approval of two-thirds of the votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present or represented. If the quorum requirement is not met at the first meeting, then matters may be approved on a later day upon a second call of such meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one-half of the share capital is present or represented.

        As of December 31, 2014, the Board of Directors consisted of 18 directors; currently there are 15 directors. Members of the Board of Directors are elected for a three-year period and may be re-elected on one or more occasions. The current Board of Directors was elected for the 2012-2014 term of office at the annual general shareholders' meeting held on April 27, 2012. The directors are elected by a majority of the votes cast at the annual shareholders' meeting. In addition, a minority of shareholders representing at least 10% of share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes, provided that such minority has voted against the proposal for the election of directors.

        On September 18, 2014, PT SGPS announced that its Board of Directors has approved to appoint by co-optation, to complete the 2012-2014 term of office, Rolando António Durão Ferreira de Oliveira and Francisco Ravara Cary, to replace Henrique Manuel Fusco Granadeiro and Amílcar Carlos Ferreira de Morais Pires, respectively, both of whom had submitted their resignation. On the same date, PT SGPS announced that its Board of Directors has approved to appoint João Manuel de Mello Franco as its Chairman. On October 17, 2014, PT SGPS announced that its Board of Directors has approved to appoint by co-optation, as members of the Board of Directors, to complete the 2012-2014 term of office, Marco Norci Schroeder and Eurico de Jesus Teles Neto, to replace Otávio Marques de Azevedo and Fernando Magalhães Portella, both of whom had submitted their resignation. On

November 5, 2014, PT SGPS announced that its Board of Directors has approved to appoint by co-optation, Jorge Telmo Maria Freire Cardoso to complete the 2012-2014 term of office to replace Joaquim Aníbal Brito Freixial de Goes, who had submitted his resignation. On November 13, 2014, PT SGPS announced that its Audit Committee has approved to appoint Alfredo José Silva de Oliveira Baptista as member and José Guilherme Xavier de Basto as Chairman, both of the Audit Committee. On March 17, 2015, PT SGPS announced that its Board of Directors has approved to appoint, to complete the 2012-2014 term of office, João Manuel Pisco de Castro, to replace Paulo José Lopes Varela, who had submitted his resignation. Such appointments will be submitted to ratification by the shareholders of PT SGPS at the Annual General Meeting of Shareholders of PT SGPS to be held on May 29, 2015. The Annual General Meeting of Shareholders will also elect new members of the Board of Directors and other corporate bodies for the 2015-2017 term of office.

        Under the Portuguese Companies Code, all rights attached to treasury stock are suspended, including voting rights. As a result, treasury stock is neither counted for the purpose of calculating any minimum quorum nor for determining a majority of votes cast. The purchase by PT SGPS of its own shares generally must be approved by its shareholders in accordance with our articles of association and the Portuguese Companies Code. Under Portuguese law, a Portuguese company may not, except under certain limited circumstances (such as the repurchase of its own shares for the purpose of reducing share capital), purchase more than 10% of its nominal share capital as treasury stock.

        Under our articles of association, the voting rights exercised by a single shareholder are limited to a maximum of 10% of our share capital. As a result, no single shareholder can exercise voting rights in his own name or on behalf of other shareholders representing more than 10% of our share capital. Holders of ADSs are treated as holders of the ordinary shares represented by the ADSs for purposes of determining the applicability of the 10% limitation on voting rights. Voting instructions of an individual ADS holder will not be accepted by PT SGPS as votes of the ordinary shares to the extent that such votes, together with any votes cast by such ADS holder as holder of ordinary shares, exceed 10% of the voting power of PT SGPS.

Pre-Emptive Rights

        Upon the issuance of additional ordinary shares by PT SGPS for cash, all holders of ordinary shares and A shares have a right to subscribe proportionately for such shares. Upon the issuance of additional A shares by PT SGPS, holders of A shares have a right to subscribe proportionately for those shares, and to the extent that all such shares are not sold, holders of ordinary shares may subscribe proportionately for the remainder of the shares. The pre-emptive rights of shareholders to subscribe for shares are freely transferable.

Liquidation Rights

        The ordinary shares and A shares have pro rata rights to share in our assets upon our liquidation.

Changes in Rights of Shareholders

        The rights of holders of PT SGPS shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders' meeting. A quorum of not less than one-third of the share capital entitled to vote must be present or represented. If the quorum requirement is not met at the initial meeting, then those matters may be approved at a later date upon a second call of that meeting by (1) a two-thirds majority of the votes cast at the meeting (with no quorum requirements) or (2) a simple majority of the votes cast if at least one- half of the share capital is present or represented.

Shareholders' Meetings

        Shareholders' meetings may be held at our registered office or, when the registered office does not have satisfactory conditions for the meeting, at another location within the Portuguese territory. Shareholders' meetings are called by publication of a notice on the Ministry of Justice's website (http://publicacoes.mj.pt), the website of the CMVM (www.cmvm.pt), our website (www.ptsgps.pt) and, although not required by law, in a daily newspaper with national distribution (Diário de Notícias). An annual shareholders' meeting must be held before the end of May and must be convened with advance notice of at least 21 days. At the annual shareholders' meeting, the annual accounts, including a report on our activities during the previous year and any proposal for the payment of dividends, are presented to the shareholders for approval. Meetings may also be called upon the request of the Board of Directors, the Audit Committee or shareholders holding at least 2% of share capital.

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

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of PT SGPS. The articles of association provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without authorization of a shareholders' meeting. An entity will be deemed to be performing an activity which competes with our activities if they, a company of which they own at least 10% of the share capital or a company that owns at least 10% of the share capital of that entity (1) offers, in or outside of Portugal, "public telecommunications services" (except "audiotext services") or "network services," as such terms are defined under Portuguese law or (2) engages in any other activity of the same type and nature as that being performed by entities in which PT SGPS holds more than 50% of the share capital or voting power or has the power to appoint more than 50% of the governing body or of the supervisory body. Deutsche Bank Trust Company Americas, as ADS depositary, and its nominees are excluded from this requirement.

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

        There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in PT SGPS.

Change of Control Provisions

        Our articles of association contain limitations on ownership, as well as mechanisms that may prevent a change of control of PT SGPS. Under the articles of association, the voting rights exercised by a single shareholder are limited to a maximum of 10% of our share capital. As a result, no single shareholder can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of our share capital. The articles of association also provide that no shareholder performing, directly or indirectly, an activity which competes with any of our activities may hold or control ordinary shares representing in the aggregate more than 10% of our share capital, without shareholder authorization. See "—Transfer of Ordinary Shares, Limitations on Shareholdings."

Disclosure of Shareholdings and Shareholders' Agreements

        Our articles of association do not require shareholders to disclose their shareholdings. Shareholders are required under our articles of association to provide information on shareholders' agreements.

Changes in Capital

        With the approval of the Audit Committee, the Board of Directors may increase the share capital of PT SGPS on one or more occasions, by new contributions in cash and up to a maximum of €15,000,000. Certain terms of a share capital increase, such as the maximum amount of the share capital increase, the class of shares to be issued and whether any limitations will be imposed on the subscription rights of shareholders, must be approved by the shareholders at a general meeting.

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

  •
  Dividends, which are subject to mandatory minimum distributions of 50%, except in limited circumstances, including if a lower percentage is set forth in the articles of association (as is the case for PT SGPS);

  •
  Shareholders' meetings, including minimum notice requirements, minority rights, voting by courier, and requirements that shareholders elect the chairman and other officials of the meeting who must be independent members (in the case of major companies and issuers of securities traded on a regulated market, like PT SGPS) and are empowered to convene and conduct the meetings;

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

        In addition to these Codes, we, as an issuer of shares traded on the regulated market Euronext Lisbon, are subject to Regulations and Recommendations issued by the CMVM, including the

Regulation on Corporate Governance for Listed Companies, or Regulation No. 4/2013 (which came into force on January 1, 2014 and replaced Regulation No. 1/2010), and the new CMVM Corporate Governance Code (the "Corporate Governance Code," which was published in 2013 and replaced the previous corporate governance code issued by the CMVM). Regulation No. 4/2013 primarily addresses the mandatory content of the annual corporate governance report of a listed company and the minimum required information that a listed company must disclose on its website. The Corporate Governance Code governs matters involving: (1) the general shareholders meeting, the exercise of voting rights, quorums for meetings and resolutions, disclosure of information concerning general shareholders' meetings, and anti-takeover provisions; (2) the structure and powers of the management and supervisory corporate bodies, independence criteria applicable to the members of such corporate bodies; (3) internal controls and risk management systems; (4) remuneration of the members of corporate bodies and other officers, rules concerning the delegation of powers to executive directors or committees, specific duties of the supervisory corporate body; (5) committees with specific duties, such as monitoring corporate governance issues and the evaluation of directors, and the independence of the compensation committee; and (6) matters concerning the investor relations department and related-party transactions.

        On January 30, 2013, a corporate governance code prepared by the Portuguese Corporate Governance Institute (Instituto Português de Corporate Governance) was published, and then amended in 2014 in order to conform to CMVM Regulation No. 4/2013. Such code may be used as an alternative to the Corporate Governance Code.

        In 2007, our shareholders approved a proposal of the Board of Directors adopting a new corporate governance model, under the "Anglo-Saxon" model described above, and introducing the required amendments into our articles of association. Our decision to adopt the new "Anglo-Saxon" model took into account, among other things, the fact that we have securities traded on the NYSE, where this structure is mandatory for U.S. domestic companies, as well as the fact that PT SGPS already had an audit committee. Following the adoption of the "Anglo-Saxon" model, our corporate bodies consist of the General Meeting of Shareholders, the Board of Directors, which includes an Audit Committee, and a Statutory Auditor.

        However, considering the changes occurred in 2014, with respect to our subsidiaries, affiliates and the businesses conducted by PT SGPS, and following the appointment of new members for our corporate bodies for the 2015-2017 three-year terms of office scheduled to take place at the Annual General Meeting of Shareholders to be held on May 29, 2015, a revision of the current corporate governance mechanisms is expected to be carried out to reflect our current situation and to ensure that our governance structure facilitates the effective performance of the duties of our corporate bodies and contributes to the accountability of PT SGPS and its management to shareholders, investors and the market.

Audit Committee

        PT SGPS established an Audit Committee in December 2003, consisting of independent members of its Board of Directors. The Audit Committee operated as a committee of the Board of Directors with delegated powers in the following matters: (1) supervising the quality and integrity of the financial information contained in our financial statements, (2) evaluating the qualification and independence of our external auditors, (3) evaluating the quality, integrity and efficiency of our internal control systems, (4) evaluating the execution of functions performed by our external auditors and the corporate internal auditing office and (5) evaluating the compliance with legal and regulatory requirements, as well as those recommendations and guidelines issued by competent authorities.

        In 2007, PT SGPS redesignated the Audit Committee as PT SGPS's Supervisory Corporate Body. According to the articles of association, the members of the Audit Committee must comply with the requirements on incompatibilities, independence and expertise arising from the Portuguese law and regulations, as well as other relevant market rules, including those in force in the jurisdictions where PT SGPS has securities admitted to trading. As a supervisory body, the Audit Committee has the powers to, in addition to all other powers established by law or our bylaws,

  •
  approve and disclose an annual report on its supervisory activity, expressly mentioning any constraints faced;

  •
  approve an annual action plan contemplating, among others, the measures required for compliance with its duties in the following year;

  •
  inform and discuss with the Board of Directors and the Executive Committee, within their respective powers and duties, any situations identified in the exercise of their powers and duties;

  •
  discuss and issue its prior opinion within the scale of its powers and whenever it deems necessary to management and the external auditors on any reports, documentation or information to be disclosed to the competent authorities;

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

  •
  order the appointment, hiring, confirmation or termination of duties and determine the remuneration of our external auditors, in addition to being exclusively responsible for their supervision and evaluation of their qualifications and independence, and approve the audit and/or other services to be rendered by such external auditors or by persons associated to them. The external auditors must report and be subject to the direct and exclusive supervision of the Audit Committee, which each year shall obtain from, and review with the external auditors, an external audit report;

  •
  settle any differences between management and our external auditors with respect to financial information to be included in the financial statements to be reported to competent authorities, or with respect to the audit report process;

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

  •
  verify whether the company's governance report disclosed each year includes all legally required data, as well as to express its agreement or disagreement as to the annual management report, management proposals and accounts for the financial year; and

  •
  inform, discuss and analyze with management and advise, whenever it deems necessary, on situations resulting from the exercise of its powers.

        As a result, the Audit Committee monitors our compliance with laws, regulations, recommendations and guidelines issued by the SEC, NYSE, CMVM and the Euronext Lisbon and defines and implements policies to ensure our compliance with these laws, regulations, recommendations and guidelines.

        João Manuel de Mello Franco (Chairman), José Guilherme Xavier de Basto and Mário João de Matos Gomes were elected as members of the Audit Committee for the 2009-2011 term of office at the General Meeting of Shareholders held on March 27, 2009 and were reelected for the 2012-2014 term of office at the General Meeting of Shareholders held on April 27, 2012. As of December 31, 2014, the members of the Audit Committee were, and currently are, José Guilherme Xavier de Basto (Chairman), Alfredo José Silva de Oliveira Baptista and Mário João de Matos Gomes.

        Additionally, the corporate governance structure includes a Statutory Auditor who is not one of the members of the Audit Committee, as required by the Decree-Law No. 76-A/2006 of March 27, 2006, which amended the Portuguese Companies Code. The current Statutory Auditor was appointed at the General Meeting of Shareholders held on March 27, 2009 and was reappointed at the General Meeting of Shareholders held on April 27, 2012. P. Matos Silva, Garcia Jr., P. Caiado & Associados SROC, Lda., represented by Pedro João Reis de Matos Silva, was elected as the Effective Statutory Auditor, and no Alternate Statutory Auditor was appointed, as permitted by law. Given that article 54-2 of the Regulation of the Statutory Auditor's Association requires a mandatory rotation period of seven years for the statutory audit partner, in 2014 the firm P. Matos Silva, Garcia Jr., P. Caiado & Associados, Sociedade de Revisores Oficiais de Contas, Lda. appointed its partner and director João Paulo Raimundo Henriques Ferreira as statutory audit partner.

Compensation Committee

        The Compensation Committee is elected at the General Meeting of Shareholders and is in charge of (1) establishing the compensation for members of our corporate bodies and (2) following up and evaluating the performance of our directors with reference to our business goals (without prejudice to the powers of the Evaluation Committee described below). The current members of the Compensation Committee are: Álvaro Pinto Correia (Chairman), Francisco Esteves de Carvalho, Francisco Barros Lacerda, and António Sarmento Gomes Mota. Under the CMVM's Corporate Governance Code, the members of the Compensation Committee must be independent from the Board of Directors and include at least one member with knowledge and experience in compensation matters.

Internal Committees of the Board of Directors

Corporate Governance Committee

        PT SGPS created a corporate governance committee in July 2006. This committee assists the Board of Directors in the following areas: (1) adoption, review and continuing evaluation of the corporate governance model, the internal rules and procedures of our structure and governance, and the PT SGPS group's code of ethics and practices in compliance with our bylaws, legal and regulatory provisions and national and international recommendations, standards and best practices. The Corporate Governance Committee sends to the Board of Directors, before the date of approval of the annual report and accounts, a written declaration of our level of compliance with such rules and (2) evaluation and control of our governance practices. In particular, the Corporate Governance Committee has the following assignments:

  •
  to review our corporate governance model and propose changes to the Board of Directors, including its organizational structure, operation, responsibilities and internal rules of the Board of Directors;

  •
  to study, revise and evaluate the PT SGPS group's corporate governance principles and practices, concerning our relations with the market, shareholders and other stakeholders, as well as the qualifications, independence and responsibility of directors, conflict of interest prevention, and information discipline;

  •
  to assist the Board of Directors in evaluating its performance with a view to contributing to transparency and efficiency on these matters; and

  •
  to study, revise and evaluate the values, principles and practices that govern the conduct of our employees, including the study, revision and interpretation of the code of ethics and other rules of conduct.

        As of December 31, 2014, the members of the corporate governance committee were João Manuel de Mello Franco (Chairman of the Corporate Governance Committee), Francisco Ravara Cary, Francisco Soares, Gerald S. McGowan, Milton Silva Vargas, Paulo Varela and Rafael Mora Funes.

Evaluation Committee

        We created an Evaluation Committee in October 2008. This committee has the duties, powers and responsibilities required to assist the Board of Directors in the following areas: (1) evaluation of the overall performance of the Board of Directors; (2) evaluation of the performance of the members of the Executive Committee, based on criteria approved by the Compensation Committee appointed by the General Meeting of Shareholders; and (3) consulting functions in the selection of the management bodies of some of PT SGPS's subsidiaries and of any special committees created within the Board of Directors.

        In particular, the Evaluation Committee is entrusted with:

  •
  submitting to the Board of Directors and the Compensation Committee a communication on the level of legal and regulatory compliance by our company and compliance with recommendations and guidelines issued by the competent authorities in the specific areas of evaluation, remuneration and selection, and studying and recommending the adoption of measures that prove to be required or appropriate in order to ensure compliance with such rules;

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

  •
  proposing and discussing with the Compensation Committee the compensation policy for members of the management and supervisory bodies of our company, and issuing an opinion on the annual compensation policy to be submitted by the Compensation Committee to the annual general shareholders' meeting;

  •
  discussing the standard draft management contracts and the contracts with other members of the corporate bodies, and negotiating their respective individual conditions;

  •
  preparing and periodically reviewing the selection criteria and qualification, knowledge and professional experience summary deemed as the appropriate profile for the performance of functions as a member of the management body of PT SGPS's most significant subsidiaries; and

  •
  assisting the Board of Directors in the performance of its duties and powers regarding the selection of directors (upon the initiative of the Chairman of the Board of Directors or of shareholders having the capacity to submit nominees); assisting the Board of Directors in the appointment of directors to, and the filling of vacancies on, the committees of PT SGPS's Board of Directors, as well as the directors composing the Executive Committee, in the latter case upon a proposal of the Chief Executive Officer.

        Under the Evaluation Committee's chart, the committee is required to be composed of the Chairman of the Board of Directors, the Chief Executive Officer, the Chairman of the Audit Committee and four non-executive members of the Board of Directors, including at least one independent member.

        As of December 31, 2014 the members of the evaluation committee were João de Mello Franco (Chairman of the Evaluation Committee), Francisco Soares, Milton Silva Vargas, Paulo Varela, Rafael Mora Funes and Rolando Oliveira.

Risk Management System

        Our Internal Control and Risk Management team, with hierarchical reporting to the Board of Directors and functional reporting to the Audit Committee, is in charge of assessing our risk management procedures and optimizing these procedures by adopting industry best practices and conforming to the COSO method for internal control matters. This team enables us to identify and prioritize critical risks to our company, and thus develop suitable risk management strategies.

Proposed Changes to Articles of Association and Corporate Governance Structure

        Our Board of Directors has proposed to amend our Articles of Association and our corporate governance structure, to be deliberated by our shareholders at our Annual General Shareholders Meeting to be held on May 29, 2015. In addition to the change of our name to PHarol, SGPS S.A. and the change of the location of our registered office, the proposal also includes the following changes to our shares and corporate decision-making entities:

Shares

        Our Board of Directors proposed to eliminate the Category A shares, held by State entities, limiting only to ordinary shares. It is also proposed to modify the voting ratio from 500 shares per vote to one share per vote.

Corporate decision-making entities

        Our Board of Directors proposed to change our governance model, in particular with respect to the Corporate entity responsible for the supervision of the company's activity:

  •
  Instead of an Audit Committee (composed by a part of the members of the board of Directors), the supervisory entity shall be a Fiscal Council, which should be an independent corporate entity;

  •
  The Board of our general meetings should be composed solely by a Chairman and a Secretary, with no longer a Vice-Chairman;

  •
  The composition of our Board of Directors is proposed to be reduced, from a minimum of 15 and a maximum of 25 members, to a minimum of nine and a maximum of 11 members;

  •
  If our General Meeting of Shareholders does not specifically resolve who shall be appointed the Chairman of the Board of Directors, the elected members of the Board of Directors shall have the power to determine the Chairman;

  •
  It is proposed the reduction of the number of members of the Executive Committee: from five or seven to a maximum of three;

  •
  It is proposed for our Board of Directors to have the possibility of delegating the running of our company's day-to-day affairs in one or more delegate directors. If our Board of Directors appoints delegate directors, it shall create, in the same board meeting that appoints them, one or more committees for permanently monitoring the delegated matters ("Monitoring Committee"); and

  •
  Our Board of Directors would have to meet at least once every three months of each year.

Material Contracts

Proposed Business Combination

        On October 1, 2013, we entered into a Memorandum of Understanding with the Oi Holding Companies, Avistar and Nivalis, with respect to a proposed Business Combination of the businesses of PT SGPS, Oi and the Oi Holding Companies into TmarPart. We and Oi announced the Business Combination on October 2, 2013. Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the interests in the companies that hold all of (i) our operating assets except interests held directly or indirectly in Oi and Contax and (ii) our liabilities at the time of contribution and a wholly owned subsidiary of TmarPart, and we are expected to merge with and into TmarPart with TmarPart as the surviving company.

        On February 19, 2014, the parties to the shareholders' agreements described above executed a series of amendments in connection with the Business Combination, as well as agreements to terminate the agreements upon the completion of the Business Combination. See "Item 4—Information on the Company—Business Combination with Oi—Agreements to Implement the Business Combination—Amendments to Shareholders' Agreements," which section is incorporated by reference into this section.

        On July 15, 2014, the parties to the shareholders' agreements described above executed a second Memorandum of Understanding with respect to the Rioforte Investments and the Business Combination, and on September 8, 2104, the parties to the shareholders' agreements described above executed a series of agreements in connection with the Business Combination. See "Item 4—Information on the Company—Business Combination with Oi—Background to the Strategic Partnership with Oi," which section is incorporated by reference into this section.

        On March 31, 2015, the parties to the shareholders' agreements described above executed a series of amendments in connection with the Business Combination, as well as agreements to terminate the agreements upon the completion of the Business Combination. See "Item 4—Information on the Company—Business Combination with Oi—Background to the Strategic Partnership with Oi," which section is incorporated by reference into this section.

Exchange Controls

        None of the member countries of the European Union or the EU that have adopted the Euro, including Portugal, has imposed foreign exchange controls on the Euro. There are currently no foreign exchange control restrictions in Portugal on remittances of dividends on our ordinary shares or on the conduct of our operations.

Taxation

        The following is a summary of the material Portuguese and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by U.S. Holders, as defined below. This discussion does not address all aspects of Portuguese and U.S. federal income taxation that may be relevant to a particular holder based on such holder's particular circumstances. For example, with respect to U.S. Holders, the following discussion does not address the U.S. federal income tax consequences to a U.S. Holder (i) which owns or has owned (directly, indirectly or through attribution) 10% or more of PT SGPS's voting power; (ii) which is a dealer in securities, an insurance company, a bank, a tax-exempt organization, or a partnership or other pass-through entity; (iii) which holds PT SGPS's ordinary shares or ADSs as a part of an integrated investment (including a "straddle") comprised of the ordinary shares or ADSs and one or more other positions; or (iv) whose functional currency is not the U.S. dollar. This discussion generally applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets.

        In addition, the following discussion does not address the Medicare tax on net investment income, any alternative minimum tax considerations or any aspect of state, local or non-U.S. tax laws (other than certain Portuguese tax laws).

        If a partnership holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

        The description of the Portuguese and U.S. federal income tax laws and practices set forth below is based on the laws as in force and as applied in practice on the date of this Form 20-F, including the U.S. Internal Revenue Code of 1986, as amended, hereinafter referred to as the "Code," its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as The Convention Between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including the Protocol thereto, hereinafter referred to as the "Tax Treaty." These laws and practices and the Tax Treaty may be subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of Deutsche Bank Trust Company Americas, as depositary, and on the assumption that each obligation in the Amended and Restated Deposit Agreement, dated as of January 25, 2013, as amended on April 2, 2015, which governs PT SGPS's ADSs and any related agreement will be performed in accordance with its terms.

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

        However, dividends paid to corporate investors resident in the U.S. may benefit from a withholding tax exemption under Portuguese domestic law provided the following requirements are met:

  •
  A minimum holding participation of 5% (held directly or indirectly) of PT SGPS's ordinary shares or ADSs exists;

  •
  Such participation is held for a minimum consecutive period of 24 months; and

  •
  The corporate investor is subject to and not exempt from Corporate Income Tax ("CIT"), at a rate higher than 60% of the statutory Portuguese CIT rate (which would be 13.8% in 2014, based on a statutory Portuguese CIT rate of 23% applicable only to resident companies as from 2014).

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

        Under the Tax Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15% (5% if the U.S. corporate beneficial owner owns directly at least 25% of the share capital of the company paying the dividends for an uninterrupted period of two years prior to the payment of the dividend). In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the Tax Treaty is required. A specific form (Form 21-RFI of the Tax and Customs Authority (AT—Autoridade Tributária e Aduaneira) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of PT SGPS ordinary shares, prior to the date the dividends are made available to shareholders. If you are a holder of ADSs and need to obtain information about where to send your Form 21-RFI, please contact the depositary at the address set forth in "Item 12—Description of Securities Other Than Equity Securities."

        Alternatively, a non-certified Form 21-RFI may be completed and accompanied by a document issued by the U.S. Internal Revenue Service certifying that the investor is resident for tax purposes and subject to tax in the United States. Both the Form 21-RFI and the document issued by the U.S. Internal Revenue Service must be received by Deutsche Bank AG, Amsterdam, Netherlands branch, the custodian for Deutsche Bank Trust Company Americas, the ADS depositary, if you are a holder of ADSs, or your financial intermediary, if you are a holder of PT SGPS ordinary shares, prior to the date the dividends are made available.

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

        If you are a U.S.-based pension fund or regulated investment company holding ADSs or ordinary shares, you should be aware that, under a technical note issued by the Portuguese tax authorities (which resulted from a mutual agreement procedure requested by the authority having jurisdiction in the U.S.), in order to benefit from the Tax Treaty provisions, you must be able to prove that:

  •
  the pension fund or regulated investment company is a resident of the United States for U.S. federal tax purposes. This is to be undertaken by providing a Portuguese treaty form duly certified (Form 21-RFI or Form 22-RFI) and U.S. Internal Revenue Service (IRS) Form 6166; and

  •
  the pension fund or regulated investment company is entitled to the benefits of the Tax Treaty under the limitations of benefit provisions contained in Article 17 of the Tax Treaty. This is to be undertaken through a self-declaration, which may be substituted by a declaration issued by the U.S. tax authorities.

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

        You should know that receiving certification of a Form 21-RFI or Form 22-RFI from the U.S. Internal Revenue Service can be a lengthy process. You should therefore contact your tax advisor promptly after learning of any proposed or paid dividend. In addition, although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the excess Portuguese withholding tax, even if you submit Form 21-RFI or Form 22-RFI and are eligible to receive reimbursement as described above. You should contact your tax advisor if you wish to submit Form 21-RFI or Form 22-RFI to claim eligibility for the benefits of the Tax Treaty.

        If the requirements are not met as of the relevant date, Portuguese withholding tax will be levied at the rate of 25% (in the case of corporate investors) or 28% (in the case of individual investors).

U.S. Federal Income Taxation

        Other than certain pro rata distributions discussed below, and subject to the discussion under "—Passive Foreign Investment Company" below, distributions paid by PT SGPS (including the amount of any Portuguese taxes withheld therefrom) will be includible in the gross income of a U.S. Holder as foreign source dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. U.S. Holders will not be entitled to claim dividends received deduction with respect to dividends distributed by us.

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

        Dividends distributed by PT SGPS with respect to ordinary shares or ADSs generally should constitute "passive category income" or, in the case of certain holders, "general category income" for U.S. foreign tax credit limitation purposes.

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

        Dividends paid to a non-corporate U.S. Holder that constitute qualified dividend income will be taxable to the holder at a reduced rate, provided certain holding period and other requirements are met. Dividends received from "qualified foreign corporations" will generally qualify as qualified dividend income. A non-U.S. corporation that is not a "passive foreign investment company" (as discussed below under "—Passive Foreign Investment Company") in the taxable year in which a dividend is paid or the preceding taxable year generally will be considered to be a qualified foreign corporation with respect to dividends paid on its shares (or ADSs issued in respect of the shares) if (i) the shares (or ADSs) are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and we believe we are eligible for the benefits of the Tax Treaty. Accordingly, unless we are treated as a "passive foreign investment company," the dividends that we pay in respect of our ordinary shares or ADSs will generally be qualified dividend income. Special rules apply for purposes of determining the recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each non-corporate U.S. Holder to consult its own tax advisor regarding the possible applicability of the reduced rate of taxation and the related restrictions and special rules.

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

U.S. Federal Income Taxation

        Gains or losses realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs will be subject to U.S. federal income taxation in an amount equal to the difference between the amount realized on such disposition and such U.S. Holder's tax basis in the ordinary shares or ADSs. Subject to the discussion under "—Passive Foreign Investment Company" below, any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally will be a capital gain or loss and generally will be a long-term capital gain or loss if, on the date of sale, such shares or ADSs were held for more than one year. Net capital gain of a non-corporate U.S. Holder that is recognized from the sale of ordinary shares or ADSs is generally taxed at a reduced rate where the holder has a holding period of more than one year. The deductibility of capital losses is subject to limitations.

        Any gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares or ADSs generally should be from sources within the U.S. for foreign tax credit limitation purposes. Deposits and withdrawals of ordinary shares by U.S. Holders in exchange for ADSs should not be subject to U.S. federal income tax.

Passive Foreign Investment Company

        Based on the composition of our income and valuation of our assets, including goodwill, we believe that we were not a passive foreign investment company (a "PFIC") for 2014, although there can be no assurance in this regard. In addition, there can be no assurance that we will not be a PFIC in 2015 or any future taxable year, Our United States counsel expresses no opinion with respect to our PFIC status.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

        If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us that would otherwise constitute qualified dividend income if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file U.S. Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.

        If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange or other market. If you make an effective mark-to-market election with respect to your ordinary shares or ADSs, in each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of the year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless your ordinary shares or ADSs are no longer eligible for such treatment or the U.S. Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, you can sometimes avoid the rules described above by electing to treat a PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

        You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year.

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

ITEM 11—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk of PT SGPS

        We are exposed to market risk relating to the price of Oi's common shares and preferred shares and to changes in exchange rates. We are not exposed to material market risks relating to interest rates.

Equity Price Risk

        We record our interest in Oi using the equity method of accounting, under which we recorded our interest in Oi on our consolidated balance sheet at its fair value on the date of acquisition. Following the completion of the Exchange on March 30, 2015, we record our interest in the Call Option at fair value through profit or loss in accordance with IAS 39, Financial Instruments: Recognition and Measurement. We perform impairment tests on our assets, including our interest in Oi if any event or change results in an indication of impairment. In the case of any such indication, we estimate the recoverable amount of the asset to determine the extent of the impairment loss. The recoverable amount is the higher of the fair value less cost to sell and the value in use.

        In future periods, significant fluctuations in the price of Oi's common shares and preferred shares could require us to record gains or losses relating to changes in the fair value of the Call Option at each balance sheet date. In addition, fluctuations in the price of Oi's common shares and preferred shares could affect the amount that we could obtain by monetizing all or a portion of the Call Option.

Exchange Rate Risk

        We are exposed to foreign exchange risk because a significant portion of our assets and operations, which are represented by our interest in Oi, are denominated in Reais, while our functional and reporting currency is the Euro. As of December 31, 2014 and 2013, net exposure (assets minus liabilities, net of non-controlling interests) in Brazil amounted to R$3,983 million (€1,237 million) and R$9,013 million (€2.767 million), respectively. We have not entered into derivative instruments to hedge foreign exchange risk associated with our interest in Oi.

        The effect on PT SGPS's equity that would result from a hypothetical 0.1 Real appreciation (devaluation) against the Euro from 3.22 to 3.12 (3.32), would be an increase (decrease) in net assets as of December 31, 2014, of approximately €40 million (€37 million), representing adjustments in foreign exchange translation for our interest in Oi. For further information about the effect of foreign exchange risk on our results of operations, see "Item 5—Operating and Financial Review and Prospects—Results of Operations—Further Information Regarding the Results of Operations of Our Equity Investment in Oi."

Quantitative and Qualitative Disclosures About Market Risk of Oi

        Oi is exposed to market risks related to changes in exchange rates and interest rates. The principal market for the products and services of Oi's continuing operations is Brazil, and substantially all of the revenues of its continuing operations are denominated in reais.

Exchange Rate Risk

        Oi is exposed to foreign exchange risk because a significant portion of its equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2014, approximately 28.5% of Oi's capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2014 would have resulted in an increase of R$364 million in the cost of Oi's capital expenditures in 2014, assuming that it would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

        Oi's financing cost and the amount of financial liabilities that Oi records are also exposed to exchange rate risk. As of December 31, 2014 R$15,133 million, or 41.7%, of Oi's total consolidated indebtedness was denominated in foreign currency. At December 31, 2014, Oi protected 100% of its indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars and euros) by using foreign currency swaps, non-deliverable forwards and foreign currency investments. The aggregate amount of Oi's hedge position, including its U.S. dollar and euro cash positions, was US$7,004 million as of December 31, 2014. The maturity of Oi's swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. As of December 31, 2014, the fair value of Oi's swap contracts and non-deliverable forwards was a receivable in the amount of R$2,555 million. As of December 31, 2014, the aggregate notional principal amount of its swap contracts and non-deliverable forwards was approximately US$11,840 million, which mature in one to eight years.

        In 2014, Oi experienced losses on foreign currency and monetary restatement due to the depreciation of the real against foreign currencies of R$1,002 million, including results recorded on its exchange rate hedges (non-deliverable forwards, swaps and foreign currency investments). As Oi is almost 100% hedged, the potential additional losses on foreign currency and monetary restatement during 2014 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2014 would be approximately R$8 million after giving effect to Oi's results under its exchange rate swaps, assuming that the amount and composition of its debt instruments were unchanged. The potential increase in Oi's total consolidated debt obligations that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2014 would be approximately R$23 million, considering the net impact of the increase in its debt obligations and the decrease in its swap position. For further information about Oi's swap agreements, see note 3 to Oi's consolidated financial statements.

Interest Rate Risk

        Oi is exposed to interest rate risk because a significant portion of its indebtedness bears interest at floating rates. As of December 31, 2014, Oi's total outstanding indebtedness was R$33,295 million, of which R$21,195 million, or 60.3%, bore interest at floating rates, including R$19,054 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$2,860 million of foreign currency-denominated indebtedness that bore interest at rates based on U.S. dollar and Euro LIBOR. As of December 31, 2014, Oi had interest rate swap agreements under which 79.4% of its consolidated indebtedness exposed to U.S. dollar and Euro LIBOR, which represents 7.9% of its total indebtedness, was converted into CDI rates, matching the interest rate index of its investments. As of December 31, 2014, Oi did not have any outstanding derivative agreements to limit its exposure to variations in the CDI rate, TJLP rate or IPCA rate.

        Oi invests its excess liquidity (R$2,732 million as of December 31, 2014) mainly in (1) certificates of deposit issued by financial institutions with AAA and AA ratings from international rating agencies, (2) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates its exposure to Brazilian interest rate risk, and (3) in investment funds created by top Brazilian asset managers exclusively for Oi. The fund managers of the investment funds created for Oi are responsible for managing its funds, subject to the direction of its senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

        In 2014, Oi recorded expenses from its foreign currency denominated indebtedness of R$1,002 million, which includes results from exchange rate variations and hedges (non-deliverable forwards, swaps and foreign currency investments). As Oi hedged its foreign currency denominated debt against exchange rate fluctuations, the cost of such indebtedness is linked to fluctuations in the CDI rate rather than the exchange rate. The potential additional interest expense during 2015 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2015 would be approximately R$197 million after giving effect to Oi's results under its interest rate swaps, considering the impact in its debt obligations, but excluding the additional interest income that Oi would receive on its financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, Oi's interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Hedging Policy

        Oi employs financial risk management strategies using cross-currency swaps, interest rate swaps, series swaps and non-deliverable forwards. Oi's financial risk management strategy is designed to protect it against devaluation of the real against foreign currencies and increases in foreign currency interest rates, according to its foreign-currency exposure in connection with its financings. Oi does not enter into derivatives transactions for speculative or any other purposes.

ITEM 12—DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Our ADS depository is Deutsche Bank Trust Company Americas. The ADS depositary may be contacted at the address, telephone number and fax number below:

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

        The following table sets for the fees and charges that a holder of PT SGPS ADSs may have to pay pursuant to our Amended and Restated Deposit Agreement, dated as of January 25, 2013, as amended on April 2, 2015 (the "Deposit Agreement"), with Deutsche Bank, as depositary, in connection with our ADS program:

Fee and Reimbursement Provisions
Fee or Charge:		Relating to:
1.	Taxes and other governmental charges
2.	Registration fees as may be in effect for the registration of transfers of ordinary shares underlying the ADSs on the share register of our company or the Portuguese Central de Valores Mobiliários
The transfer of ordinary shares underlying ADSs to or from the name of the depositary or its nominee or the custodian for the depositary or its nominee on the making of deposits or withdrawals under the Deposit Agreement
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
8.
Payment of any other charges payable by the depositary, any of the depositary's agents, including the depositary's custodian, or the agents of the depositary's agents in connection with the servicing of shares underlying the ADSs or other deposited securities

        The dividend fee and depositary services fee described in rows 6 and 7 are a common practice among ADS programs. The fee and reimbursement provisions described in rows 7 and 8 of the table above may, at the depositary's discretion, will be billed to the holders of ADSs or deducted from one or more cash dividends or other cash distributions. In addition, the fee on dividends described in row 6 above, to the extent it is charged, is generally deducted from the dividends. In the year ended December 31, 2014, the fee on dividends and the annual fee for depositary services were deducted by the depositary from the dividends paid to ADS holders on June 20, 2014.

        We entered into a letter agreement with Deutsche Bank Trust Company Americas when we transferred our ADS program to it in January 2013 that gave us the right to receive a closing reimbursement amount of US$1,150,000, less applicable withholding tax, upon the closing of the transfer of the program and an annual reimbursement amount on each anniversary of the closing ranging from US$250,000 to US$1,100,000, depending on the amount of dividend fees and depositary services fees charged by Deutsche Bank Trust Company Americas under the Deposit Agreement. On February 18, 2015, we received an annual reimbursement for the year 2014 of US$1,038,324 from our depositary.

        A form of the Deposit Agreement is filed as Exhibit 2.1 to this annual report. We encourage you to review this document carefully if you are a holder of ADSs.

PART II

ITEM 13—DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14—MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15—CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

  Corporate Governance Structure Prior to the Oi Capital Increase

        Prior to our contribution to Oi of the PT Assets in connection with the Oi Capital Increase, which Oi completed on May 5, 2014, our corporate governance and disclosure controls and procedures structure included:

  •
  an Executive Committee with powers delegated by the Board of Directors, which was primarily responsible for the day-to-day management of our operations;

  •
  a Disclosure Committee whose members included personnel from our financial reporting, accounting and treasury functions. The Disclosure Committee was governed by a charter that assigned responsibility to the Disclosure Committee for the disclosure process and the implementation of our disclosure controls and procedures; and

  •
  a financial reporting system designed to fulfill our disclosure obligations both in Portugal and in the United States.

        Our financial reporting system was designed both to report on our Portuguese operations and, following our initial acquisition of an interest in Oi, to collaborate closely with Oi to produce and obtain the financial information necessary for our consolidated financial statements and the disclosures contained in Item 5 and other sections of our Annual Report on Form 20-F. Since our acquisition of an interest in Oi, we have relied on Oi and its disclosure controls and procedures with respect to certain disclosure relating to Oi, both during the period in which we proportionally consolidated the results of operations of Oi pursuant to IAS 31, Interests in Joint Ventures, and following our adoption of IFRS 11, Joint Arrangements, under which we report our interest in Oi using the equity method of accounting.

  Corporate Governance Structure Following the Oi Capital Increase

  Change in Corporate Governance Structure

        Even prior to the Oi Capital Increase, we conducted our telecommunications business in Brazil primarily through Oi, in which we have significant equity ownership and over which we have joint control. Following our contribution of the PT Assets to Oi in connection with the Oi Capital Increase on May 5, 2014, all of PT SGPS's activities in the telecommunications sector have been carried out through Oi. Upon the contribution of our Portuguese operations to Oi in the Oi Capital Increase, those operations became subject to Oi's disclosure controls and procedures.

        In light of the corporate structure of PT SGPS following the Oi Capital Increase, our Board of Directors concluded that it was not necessary to maintain an Executive Committee and that the Board of Directors would assume management responsibilities. Accordingly, the Executive Committee was dissolved, effective as of October 1, 2014. On February 6, 2015, the Board of Directors approved formal corporate governance procedures that delegated day-to-day management of certain functions to specific Board members or groups of Board members pursuant to Article 407-1 of the Portuguese Companies Code and Articles 21-4 and 26 of our Articles of Association, as follows:

  •
  Facilities and Services:  João Manuel de Mello Franco;

  •
  Protection of Rights in the Rioforte Investments:  João Manuel de Mello Franco, Rafael Luís Mora Funes, Paulo José Lopes Varela (until his resignation from the Board on March 16, 2015) and Milton Almicar Silva Vargas;

  •
  Monitoring of Performance of Existing Agreements with Oi:  João Manuel de Mello Franco, Rafael Luís Mora Funes, Paulo José Lopes Varela (until his resignation from the Board), Milton Almicar Silva Vargas and Francisco Cary;

  •
  Relations with Investors and Supervisory Entities):  João Manuel de Mello Franco; and

  •
  Finance and Taxation:  João Manuel de Mello Franco.

        The Board of Directors specified responsibilities of these Board members in each of those areas and required those members to keep the full Board of Directors informed regarding their actions. In addition, João Manuel de Mello Franco, the Chairman of the Board of Directors, has been named the Principal Executive Officer and Principal Financial Officer of PT SGPS.

        Following the resolution of the Board of Directors to dissolve the Executive Committee, the Disclosure Committee was also dissolved.

  Further Steps Taken Regarding Internal Controls and Disclosure Controls and Procedures

        As of the date of this Form 20-F, we have taken the following additional steps with respect to our internal controls and our disclosure controls and procedures with respect to the year ended December 31, 2014 and periods thereafter:

  •
  We reviewed and revised our internal controls and disclosure controls and procedures in light of our current corporate organizational structure and corporate governance procedures described above. While the controls were adapted to our corporate governance models in effect during 2014, they will be reassessed in 2015 to better reflect our current environment and objectives and the proposed changes to the corporate governance model to be approved at the general meeting of our shareholders scheduled to be held on May 29, 2015.

  •
  In addition, on April 20, 2015, the Board of Directors decided to reestablish a Disclosure Committee, given that we remain a foreign private issuer with securities registered with the SEC. The Disclosure Committee is involved in reviewing information disclosed by us, including with respect to our annual reports issued pursuant to Portuguese law, our consolidated financial statements and our Annual Reports on Form 20-F. Until new members of the Board of Directors for the 2015-2017 three-year term of office are appointed, the Disclosure Committee is composed of two members of the Board of Directors (Mário João de Matos Gomes, who is also a member of our Audit Committee, and Shakhaf Wine), the General Secretary of PT SGPS (Luís Manuel da Costa de Sousa de Macedo), and Pedro Guimarães e Melo de Oliveira Guterres, who is managing director of our subsidiary Bratel B.V. and a member of the board of directors of our subsidiary Bratel Brasil S.A.

  •
  In connection with the transfer of PT Portugal to Oi in the Oi Capital Increase, we entered into an agreement with PT Portugal (currently a wholly owned subsidiary of Oi), under which this entity continues to provide services to us, including assisting us with accounts payable, payroll processing, general accounting and tax management services, internal audit functions, and the preparation of our consolidated financial statements and information to be included in our Annual Reports on Form 20-F and other documents filed with the SEC or made public in Portugal.

        With respect to the disclosures relating to the activities of Oi and its subsidiaries, we continue to rely on Oi and its disclosure controls and procedures. For the period following the completion of the Oi Capital Increase on May 5, 2014, the scope of our reliance on Oi for the preparation of disclosure based on its disclosure controls and procedures has increased significantly given that all of our activities in the telecommunications sector are now conducted through Oi. We are, therefore, dependent upon Oi with respect to the preparation of significant portions of the disclosure of the operations of Oi's subsidiaries in Brazil and Portugal.

  Evaluation of Disclosure Controls and Procedures

        We have conducted an evaluation under the supervision and with the participation of the Principal Executive Officer and Principal Financial Officer, João Manuel de Mello Franco, of the effectiveness of the design and operation of the "disclosure controls and procedures" of PT SGPS and its consolidated subsidiaries for the year ended December 31, 2014. We note that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

        Based on that evaluation, we have concluded that PT SGPS's "disclosure controls and procedures," as defined in Rule 13a-15 of the rules promulgated under the Exchange Act, were effective as of December 31, 2014 in providing reasonable assurance that information required to be disclosed by PT SGPS in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable SEC rules and forms, and that such information is gathered and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

        Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2014. The assessment was based on criteria established in the framework "Internal Controls—Integrated Framework (1992)" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management has concluded that as of December 31, 2014, our internal control over financial reporting was effective.

        The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by BDO, an independent registered public accounting firm, as stated in their attestation report, which is included under "Item 18—Financial Statements."

Changes in Internal Control Over Financial Reporting

        As described above under "—Disclosure Controls and Procedures," upon the completion of the Oi Capital Increase and the contribution of the PT Assets to Oi on May 5, 2014, our corporate organizational structure and our corporate governance structures changed significantly, and these changes materially affected our internal controls. We revised our internal controls to, among other things, (1) eliminate revenue-related controls, since we now carry out our activities in the telecommunications sector through Oi, (2) streamline our internal controls relating to purchasing and accounts payable and (3) simplify our internal controls relating to information technology systems and processes.

ITEM 16A—AUDIT COMMITTEE FINANCIAL EXPERT

        Mário João de Matos Gomes, first elected a member of the Audit Committee on March 27, 2009, has been determined by our Board of Directors to be an "Audit Committee Financial Expert," as that term is defined in Item 16A of Form 20-F, and to be independent under the standards of the NYSE. See "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" for information regarding the experience of Mr. Gomes. Mr. Gomes is also an expert in accordance with Portuguese requirements.

ITEM 16B—CODE OF ETHICS

        Our Board of Directors has adopted a Code of Ethics that applies to all of its employees, including the Chief Executive Officer and Chief Financial Officer. In addition, the Board of Directors adopted has a Code of Ethics applicable to its financial officers. Both Codes of Ethics are publicly available on our official website at www.ptsgps.pt. Copies of the Codes of Ethics are also available without charge upon request to our Investor Relations office.

        Under our Code of Ethics for all employees, whenever an employee is called upon to participate in decision processes that involve organizations with which they work or have worked or that involve people who are or have been connected to them by ties of kinship, they must inform their superiors of those connections. In addition, under our Code of Ethics applicable to financial officers, all senior financial officers are required to inform the Chairman of our Audit Committee of any family relationship to the second degree with people who are exercising external audit functions for the PT SGPS Group and of any relevant facts that may, directly or indirectly, give rise to a real or potential conflict of interest. In particular, these officers are required to inform the General Secretary of the PT SGPS Group of any position in any company outside the PT SGPS Group, non-profit organization or public institution.

ITEM 16C—PRINCIPAL ACCOUNTANT FEES AND SERVICES

        As mentioned in item 16F, Deloitte & Associados, SROC S.A. ("Deloitte"), an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board ("PCAOB"), were the auditors of PT SGPS consolidated financial statements as of and for the years ended December 31, 2013 and 2012. Following the decision taken in October 2014 by Oi Group to appoint another auditor for PT Portugal. and its relevant Portuguese subsidiaries, Deloitte began to audit a small part of the consolidated assets and consolidated income of PT SGPS. Therefore, Deloitte concluded that does not have technical conditions to continue to take responsibility for the audit of the

2014 consolidated financial statements of PT SGPS and decided to resign in December 18, 2014 from this engagement.

        On March 16, 2015, we announced that our Audit Committee has approved the appointment of BDO & Associados—SROC, Lda. ("BDO") as our new independent registered public accounting firm to audit our consolidated financial statements and internal control over financial reporting for the fiscal year ended December 31, 2014.

        The following table provided information of the fees charged in 2013 and 2014 by Deloitte. In 2014 no fees were charged by BDO (the principal accountant for 2014) since BDO was appointed in 2015.

	2013		2014
	€	%	€	%
Audit fees	1,401,320	77	203,000	22
Audit-Related fees(1)	240,662	13	695,121	77
Tax fees(2)	65,459	4	—	—
Other fees(3)	114,139	6	9,015	1

Total	1,821,580	100%	907,136	100%

(1)
The Audit-Related Fees category mainly includes services related to (i) comfort letters issued under our debt programs and (ii) the review of certain requests made by us to the SEC.

(2)
The Tax Fees category includes fees for tax compliance and tax advisory services for each fiscal year.

(3)
In 2013, the line item "Other Fees" primarily includes fees related to testing of IT security policies of some of our subsidiaries.

        Our Audit Committee is responsible for appointing (including the approval of all audit services), hiring and firing the independent auditors; pre- approving all non-audit services, including a review of the scope, planning and resources available for the performance of the audit and permissible non-audit services; and establishing the compensation of the independent auditors, including the fees, terms and conditions for the performance of audit and non-audit services.

        All non-audit services provided by the independent auditors must be pre-approved by the Audit Committee, and PT SGPS's Audit Committee does not provide for a de minimis exception to the pre-approval of non-audit services. When pre-approving non-audit services, our Audit Committee analyzes any potential conflicts of interest between the services to be provided and the existing audit services performed by the independent auditors.

ITEM 16D—EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E—PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        In the past, we have entered into equity swaps contracts on 20,640,000 treasury shares that were recognized as an effective acquisition of treasury shares, thus implying the recognition of the financial liability for the corresponding acquisition cost. As of December 31, 2014, we held, directly and indirectly 20,640,000 of our own shares, acquired in connection with our share buyback program announced in April 2005, while as of December 31, 2013, these shares were indirectly held through equity swap contracts. These were acquired for a total of €178,071,827, of which €73,210,079 were paid in 2014 associated with the final settlement of the equity swaps.

        Under our strategic partnership with Oi, under which it was envisaged that Oi would acquire up to 10% of our outstanding shares, Oi acquired 89,651,205 of our shares, representing 10.0% of our share capital. Our share in this investment was classified as treasury shares in our consolidated statement of financial position. As of December 31, 2013, we held approximately 20,769,495 more shares deemed to be held indirectly through our 23.2% interest in the 89,651,205 shares of PT SGPS held by Telemar. On May 5, 2014, under the Oi Capital Increase, we derecognized these treasury shares indirectly held through the investment in TmarPart and Oi. In the table below, we set forth the shares acquired in the open market by our counterparties on equity swaps for our own shares. Under their terms of the equity swaps, we were permitted to settle the swaps at any time. Thus, the figures in the first column represents the ordinary shares that we gained the right to acquire, although we did not actually acquired legal ownership of these shares until we physically settle the equity swaps, as described in the footnote to the table.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Notional Amount of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
		(€)	(€ millions)	(€ millions)
January 2014	—	—	—	—
February 2014	—	—	—	—
March 2014	—	—	—	—
April 2014	—	—	—	—
May 2014	—	—	—	—
June 2014	—	—	—	—
July 2014	—	—	—	—
August 2014	—	—	—	—
September 2014(1)	20,640,000	8.63	178.1	—
October 2014	—	—	—	—
November 2014	—	—	—	—
December 2014	—	—	—	—

(1)
As explained above, these shares were acquired through the physical settlement of equity swaps that we had entered into in the past in connection with our share buyback program announced in April 2005, which provided for the acquisition of up to 3.0% of our share capital and which is no longer in effect.

ITEM 16F—CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Deloitte & Associados, SROC S.A. ("Deloitte"), an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board ("PCAOB"), were the auditors of PT SGPS's consolidated financial statements as of and for the years ended December 31, 2013 and 2012. Following Oi's decision in October 2014 to appoint another auditor for PT Portugal and its relevant Portuguese subsidiaries, Deloitte remained responsible for auditing only a minor portion of the consolidated total assets and consolidated net income of PT SGPS, because as of December 31, 2014, Oi is the most significant asset held by PT SGPS. Therefore, Deloitte concluded that it cannot serve as the principal auditor of the 2014 consolidated financial statements of PT SGPS and decided to resign on December 18, 2014 from this engagement.

        During PT SGPS's two most recent fiscal years ended December 31, 2012 and 2013 and through the date of Deloitte's resignation on December 18, 2014, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        The audit reports of Deloitte on PT SGPS's consolidated financial statements as of December 31, 2013 and 2012 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2012 and 2013 and through the date of Deloitte's resignation on December 18, 2014, there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.

        We have provided Deloitte with a copy of Item 16F prior to its filing with the SEC and requested that Deloitte furnish PT SGPS with a letter addressed to the SEC stating whether it agrees with the statements made as required by Item 16F(a) of Form 20-F. A copy of Deloitte's letter to the SEC dated May 15, 2015 is included as Exhibit 99.1 to this annual report.

        On March 16, 2015, we announced that our Audit Committee had approved the appointment of BDO as our new independent registered public accounting firm to audit our consolidated financial statements and internal control over financial reporting for the fiscal year ended December 31, 2014. During the two most recent fiscal years and any later interim period up to and including the date that BDO was engaged as our independent registered public accounting firm, we, nor anyone acting on our behalf, had not consulted BDO regarding (1) the application of accounting principles to a specific completed or proposed transaction, (2) the type of audit opinion that might be rendered on our financial statements or (3) a disagreement or reportable event (as provided in Items 16F(a)(1)(iv) or 16F(a)(1)(v) of Form 20-F).

ITEM 16G—CORPORATE GOVERNANCE

        The information set forth in "Item 10—Additional Information—Corporate Governance" is incorporated herein by reference.

ITEM 16H—MINE SAFETY DISCLOSURE

        Not applicable.

ITEM 17—FINANCIAL STATEMENTS

        Not applicable.

ITEM 18—FINANCIAL STATEMENTS

        See our Consolidated Financial Statements beginning at page F-1.

        In addition, we present consolidated financial statements of Oi in accordance with Rule 3-09 of Regulation S-X. See Exhibit 99.1 set forth under Item 19.

ITEM 19—EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.1	Form of Fourth Amended and Restated Deposit Agreement, dated as of January 25, 2013, incorporated by reference to Exhibit (a) to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333- 186095) filed with the Commission on January 18, 2013.

Exhibit Number	Description
4.1	Shareholders' Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation), incorporated by reference to the first Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (File No. 001-14487).
4.2	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation), incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (File No. 001-14487).
4.3	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation), incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (File No. 001-14487).
4.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation), incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (File No. 001-14487).
4.5	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.10 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.6	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.11 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.7	Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English Translation), incorporated by reference to Exhibit 9 to Amendment No. 1 to Schedule 13D filed with the Commission on October 8, 2013.

Exhibit Number	Description
4.8	Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 10 of Amendment No. 1 to Schedule 13D filed with the Commission on October 8, 2013.
4.9	Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation), incorporated by reference to Exhibit 11 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.10	Share Exchange Agreement (Contrato de Permuta de Participações Societárias), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Andrade Gutierrez S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Fundação Atlântico de Seguridade Social (English Translation), incorporated by reference to Exhibit 12 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.11	Second Amendment to the Shareholders' Agreement of Telemar Participações S.A. (2° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation), incorporated by reference to Exhibit 13 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.12	Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation), incorporated by reference to Exhibit 14 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.13	Second Amendment to the Shareholders' Agreement of Telemar Participações S.A. (2° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 15 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.14	Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. (Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 16 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.15	First Amendment to the Shareholders' Agreement of Pasa Participações S.A. (1° Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 17 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.16	Terms of Termination of the Shareholders' Agreement of Pasa Participações S.A. (Termo de Resilição do Acordo de Acionistas da Pasa Participações S.A.), dated as of February 19, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 18 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.17	First Amendment to the Shareholders' Agreement of EDSP75 Participações S.A. (1° Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 19 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.18	Terms of Termination of the Shareholders' Agreement of EDSP75 Participações S.A. (Termo de Resilição do Acordo de Acionistas da EDSP75 Participações S.A.), dated as of February 19, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 20 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.19	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A.), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation), incorporated by reference to Exhibit 21 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.20	Subscription Agreement for Shares of Capital Stock Issued by Oi S.A. (Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated February 19, 2014, between Oi S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 22 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.21	Private Instrument of Commitment to Assign Priority Rights (Instrumento Particular de Compromisso de Cessão de Direito de Prioridade), dated February 19, 2014, among Telemar Participações S.A., Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 23 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.22	Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Venus RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Venus RJ Participações S.A.), dated as of February 19, 2014, between PTB2 S.A. and Venus RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 24 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.23	Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in a Single Series, of Sayed RJ Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Série Única, da Sayed RJ participações S.A.), dated as of February 19, 2014, between Sayed RJ Participações S.A. and PTB2 S.A. (English Translation), incorporated by reference to Exhibit 25 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.24	Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of Pasa Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da Pasa Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A., Bratel Brasil S.A. and Venus RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 26 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.25	Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 27 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.26	Debenture Subscription Agreement for the Third Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of AG Telecom Participações S.A. (Contrato de Subscrição de Debêntuntes da Terceira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da AG Telecom Participações S.A.), dated as of February 19, 2014, among Pasa Participações S.A. and AG Telecom S.A. (English Translation), incorporated by reference to Exhibit 28 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.27	Debenture Subscription Agreement for the Fifth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of LF Tel S.A. (Contrato de Subscrição de Debêntuntes da Quinta Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da LF Tel Participações S.A.), dated as of February 19, 2014, among LF Tel S.A. and EDSP75 Participações S.A. (English Translation), incorporated by reference to Exhibit 29 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.

Exhibit Number	Description
4.28	Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation), incorporated by reference to Exhibit 30 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.29	Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation), incorporated by reference to Exhibit 30 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.30	Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation) (incorporated by reference to Exhibit 31 of Amendment No. 3 to the Schedule 13D of Oi S.A., filed on May 14, 2014 (SEC File No. 005-83981)).
4.31	Memorandum of Understanding (Memorando de Entendimentos), dated as of July 15, 2014, between Portugal Telecom SGPS, S.A. and Oi S.A. (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)) (English translation) (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)).
4.32	Exchange Agreement, and Other Covenants (Contrato de Permuta e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 33 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.33	Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 34 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.34	Third Amendment to the Shareholders' Agreement of Telemar Participações S.A. (3° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 35 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

Exhibit Number	Description
4.35	First Amendment to the Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. executed on February 19, 2014 (1° Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 36 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.36	Second Amendment to the Shareholders' Agreement of Pasa Participações S.A. (2° Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated September 8, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 39 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.37	Second Amendment to the Shareholders' Agreement of EDSP75 Participações S.A. (2° Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated September 8, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 40 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.38	First Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. executed on February 19, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A.), dated September 8, 2014, to be entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 41 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.39	Terms of Commitment (Termo de Compromisso), dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 42 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.40	Private Instrument of Commitment to Assign Rights, Obligations and Other Covenants (Instrumento Particular de Cessão de Direitos e Obrigações e Outras Avenças), dated March 24, 2015, among Portugal Telecom, SGPS, S.A., PT International Finance B.V., PT Portugal, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation)(incorporated by reference to Exhibit 43 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).
4.41	First Amendment to Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated March 31, 2015, among PT International Finance B.V. and Portugal Telecom, SGPS, S.A. and, further, Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 44 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).

Exhibit Number	Description
4.42	Second Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. executed on February 19, 2014 and amended on September 8, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. firmado em 19 de fevereiro de 2014 e aditado em 8 de setembro de 2014), dated March 31, 2015, entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 45 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).
4.43	First Amendment to the Terms of Commitment (Termo de Compromisso), dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 45 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).
8.1	List of Significant Subsidiaries and Jointly Controlled Entities.
12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer.
13.1	Section 906 Certification.
99.1	Deloitte & Associados, SROC S.A. letter addressed to the SEC, dated May 15, 2015.
99.2	Consolidated financial statements of Oi S.A. as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, 2013 and 2012, and the Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements issued by KPMG Auditores Independentes, dated May 6, 2015, incorporated by reference to Item 19(a) to the Annual Report on Form 20-F of Oi for the year ended December 31, 2014, filed with the Commission on May 6, 2015 (File No. 001-15256).

SIGNATURE

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ JOÃO MANUEL DE MELLO FRANCO
	Name:	João Manuel de Mello Franco
	Title:	Chairman of the Board of Directors

Date: May 15, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated statements of financial position of Portugal Telecom, SGPS, S.A. and subsidiaries (the "Company") as of December 31, 2013 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and subsidiaries as of December 31, 2013 and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board.

        As discussed in Note 4, the Company has retrospectively changed its method of presenting the results of operations and cash flows of the businesses contributed in kind in the Oi, S.A.'s share capital increase, presenting them under the caption of discontinued operations in 2013 and 2012 according with the provisions of International Financial Reporting Standard 5—Non-Current assets held for sale and discontinued operations ("IFRS 5"). Accordingly, the Company has restated its consolidated statements of income and cash flows for the years ended December 31, 2013 and 2012. The information relating to the nature and effect of such retrospective changes is presented in such note to the accompanying consolidated financial statements of the Company.

        Additionally, as mentioned in Note 4, the Company retrospectively adopted in 2013 the provisions of International Financial Reporting Standard 11—Joint Arrangements ("IFRS 11") related to the method of accounting for jointly controlled entities and also the amendments to the International Accounting Standard 19—Employee Benefits ("IAS 19") related to the method of accounting for actuarial gains and losses.

        Lisbon, March 12, 2014 (April 29, 2014 as to the update of the disclosures made in Note 26) (May 15, 2015 as to the effects of the discontinued operation discussed in Note 4)

/s/ NUNO MIGUEL CABAÇO DA SILVA Deloitte & Associados, SROC S.A. Represented by Nuno Miguel Cabaço da Silva

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited the accompanying consolidated statement of financial position of Portugal Telecom, SGPS, S.A. (the "Company") as of December 31, 2014 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Oi S.A. (a 39.7 percent owned investee company). The Company's investment in Oi S.A. as of December 31, 2014 was 1,082,450,285 euro and its equity in losses of joint venture 345,928,232 euro for the year ended December 31, 2014. Those consolidated financial statements of Oi S.A. prepared in accordance with the accounting practices adopted in Brazil were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that entity on such basis of accounting, is based solely on the report of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of this investee prepared in accordance with the accounting practices adopted in Brazil to conform them to the Company's accounting basis referred to below.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Portugal Telecom, SGPS, S.A. at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Portugal Telecom, SGPS, S.A.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 15, 2015, expressed an unqualified opinion thereon.

Lisbon, May 15, 2015
/s/ RUI CARLOS LOURENÇO HELENA BDO & Associados, SROC, Lda. Represented by Rui Carlos Lourenço Helena

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Portugal Telecom, SGPS, S.A.
Lisbon, Portugal

        We have audited Portugal Telecom, SGPS, S.A.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Portugal Telecom, SGPS, S.A.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Portugal Telecom, SGPS, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Portugal Telecom, SGPS, S.A. as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2014 and our report dated May 15, 2015, expressed an unqualified opinion thereon.

Lisbon, May 15, 2015
/s/ RUI CARLOS LOURENÇO HELENA BDO & Associados, SROC, Lda. Represented by Rui Carlos Lourenço Helena

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

YEARS ENDED 31 DECEMBER 2014, 2013 AND 2012

Euro

	Notes	2014	2013 Restated (Note 4)	2012 Restated (Note 4)
CONTINUING OPERATIONS
COSTS, LOSSES AND (INCOME)
Wages and salaries	6	(5,798,825)	11,927,717	12,003,826
Supplies, external services and other expenses	7	26,227,560	3,219,891	2,053,560
Indirect taxes	8	6,371,322	2,934,415	1,028,616
Provisions and adjustments		(246,771)	(810,627)	415,460
Depreciation	30	101,060	237,289	279,576
Losses (gains) on disposal of fixed assets, net		30,063	(21,290)	5,784
Net other losses (gains)	9	(979,372)	(124,871,144)	748,043

		25,705,037	(107,383,749)	16,534,865

Income (loss) before financial results and taxes		(25,705,037)	107,383,749	(16,534,865)

FINANCIAL LOSSES AND (GAINS)
Net interest income	10	(11,672,391)	(18,545,241)	(9,633,487)
Net foreign currency exchange losses (gains)		554,757	1,769,952	(771,312)
Net losses (gains) on financial assets and other investments	24	363,039,733	1,251,787	(199,044)
Equity in losses of joint ventures	25	378,609,792	6,799,413	3,919,541
Net other financial expenses	11	38,994,208	10,014,653	12,679,776

		769,526,099	1,290,564	5,995,474

Income (loss) before taxes		(795,231,136)	106,093,185	(22,530,339)
Income taxes	12	(35,336,473)	(4,372,879)	(13,155,384)

Net income (loss) from continuing operations		(759,894,663)	110,466,065	(9,374,955)
DISCONTINUED OPERATIONS
Net income from discontinued operations	13	470,658,610	277,510,541	319,462,635

NET (LOSS) INCOME		(289,236,053)	387,976,606	310,087,680

Attributable to non-controlling interests		13,554,384	56,995,651	84,283,899
Attributable to equity holders of the parent		(302,790,437)	330,980,955	225,803,781
Earnings per share from continuing operations
Basic	15	(0.87)	0.13	(0.01)
Diluted	15	(0.87)	0.13	(0.01)
Earnings per share
Basic	15	(0.35)	0.39	0.26
Diluted	15	(0.35)	0.39	0.26

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

YEARS ENDED 31 DECEMBER 2014, 2013 AND 2012

Euro

	Notes	2014	2013	2012
Net (loss) income recognised in the income statement		(289,236,053)	387,976,606	310,087,680
Income (expenses) recognised directly in shareholders' equity
Items that may be reclassified subsequently to the income statement
Foreign currency translation adjustments
Translation of foreign investments(i)		157,121,551	(630,656,625)	(385,130,195)
Transfers to income statement(ii)		38,988,764	3,129,234	—
Hedge accounting of financial instruments
Change in fair value		—	2,539,935	102,225
Transfers to income statement		—	—	4,038,000
Tax effect		—	507,925	(1,035,056)
Share in other comprehensive income (loss) of joint ventures(iii)		10,788,796	(9,908,933)	13,661,159
Items that will not be reclassified to the income statement
Post retirement benefits
Net actuarial gains (losses)	31	28,349,892	(139,474,542)	(45,933,886)
Tax effect	12	(6,520,475)	21,431,258	11,492,585
Gains (expenses) recorded in shareholders' equity related to joint ventures(iv)		(481,565,956)	4,884,395	(6,317,483)
Other expenses recognised directly in shareholders' equity, net(v)		(8,347,628)	(13,468,740)	(32,571,125)
Total earnings recognised directly in shareholders' equity		(261,185,056)	(761,016,093)	(441,693,776)

Total comprehensive income		(550,421,109)	(373,039,487)	(131,606,096)
Attributable to non-controlling interests		12,336,053	25,599,439	70,614,464
Attributable to equity holders of the parent		(562,757,162)	(398,638,926)	(202,220,560)

(i)
Gains recorded in 2014 and losses recorded in 2013 and 2012 relate mainly to the impact of, respectively, the appreciation and depreciation of the Real against the Euro on the investments in Brazil.

(ii)
In 2014, this caption corresponds to the cumulative amount of foreign exchange conversion adjustments related to discontinued activities, which was transferred to net income on the date that these gains were achieved through the contribution of PT Assets in the Capital Increase of Oi on May 5 2014 (note 1). In 2013, this caption corresponds to the cumulative amount of foreign exchange conversion adjustments on investment in CTM, which was reclassified on the income statement after the disposal of this investment in June 2013.

(iii)
This caption includes fair value variations of Oi's derivative hedge instruments.

(iv)
In the fiscal year 2014, this item primarily includes the Company's effective participation in the following losses incurred by Oi directly in equity: (1) a loss of 2,895 million reais (373 million euros corresponding to the Company's effective participation) on the recognition of investments in debt securities of Rioforte Investments as treasury shares, following the Exchange Agreement between Oi and PT SGPS; and (2) a loss of 656 million reais (85 million euros corresponding to the Company's effective participation) on actuarial losses determined by Oi in connection with its benefit plans, which since May 5, 2014 include the plans of PT Comunicações, consolidated by the Company on such date (Note 31).

(v)
This item refers to other registered gains and losses directly in equity until May 5th 2014, by the entities in which the Company held an interest until this date, since these shares were delivered as a contribution in kind for the Capital Increase of Oi on May 5, 2014 (Note 1).

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 DECEMBER 2014 AND 2013

Euro

	Notes	31 Dec 2014	31 Dec 2013
ASSETS
Current Assets
Cash and cash equivalents	40.e	109,511,599	1,658,950,514
Short-term investments	17	—	914,128,757
Accounts receivable—trade	18	—	762,936,473
Accounts receivable—other	19	67,430	406,451,496
Inventories	20	—	85,872,948
Taxes receivable	21	6,135,935	70,932,459
Prepaid expenses	22	11,997	65,244,104
Other current assets	23	—	3,985,415
Non-current assets held for sale	24	388,380,655	4,653,741

Total current assets		504,107,616	3,973,155,907

Non-Current Assets
Accounts receivable—trade		—	204,316
Accounts receivable—other		—	1,080,306
Taxes receivable	21	3,440	24,739
Investments in joint ventures	25	714,177,448	2,408,246,860
Investments in associated companies	26	—	511,316,161
Other investments	27	—	22,243,652
Goodwill	28	—	380,616,265
Intangible assets	29	—	717,703,676
Tangible assets	30	163,866	3,438,479,384
Post retirement benefits	31	—	1,834,000
Deferred taxes	12	—	564,894,918
Other non-current assets	23	—	594,998

Total non-current assets		714,344,754	8,047,239,275

Total assets		1,218,452,370	12,020,395,182

LIABILITIES
Current Liabilities
Short-term debt	32	54,084	1,491,976,460
Accounts payable	33	8,961,143	568,270,540
Accrued expenses	34	23,449,284	534,656,119
Deferred income	35	—	246,784,244
Taxes payable	21	5,356,014	80,107,942
Provisions	36	27,186,177	88,789,844
Other current liabilities	37	856,549	13,980,981

Total current liabilities		65,863,251	3,024,566,130

Non-Current Liabilities
Medium and long-term debt	32	49,523	5,879,161,433
Accounts payable	33	—	19,470,144
Taxes payable	21	38,593	—
Provisions	36	—	2,271,075
Post retirement benefits	31	—	960,880,069
Deferred taxes	12	—	243,824,693
Other non-current liabilities	37	—	23,406,523

Total non-current liabilities		88,116	7,129,013,937

Total liabilities		65,951,367	10,153,580,067

SHAREHOLDERS' EQUITY
Share capital	38	26,895,375	26,895,375
Treasury shares	38	(178,071,827)	(337,520,916)
Legal reserve	38	6,773,139	6,773,139
Reserve for treasury shares	38	185,042,147	6,970,320
Other reserves and accumulated earnings	38	1,111,862,169	1,938,201,459

Equity excluding non-controlling interests		1,152,501,003	1,641,319,377
Non-controlling interests	14	—	225,495,738

Total equity		1,152,501,003	1,866,815,115

Total liabilities and shareholders' equity		1,218,452,370	12,020,395,182

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEARS ENDED 31 DECEMBER 2014, 2013 AND 2012

Euro

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding non-controlling interests	Non-controlling interests	Total equity
Balance as at 31 December 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	3,126,386,846	2,840,642,816	222,229,972	3,062,872,788

Dividends (Notes 16)	—	—	—	—	(371,937,439)	(371,937,439)	(47,345,090)	(419,282,529)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate reestructuring at Oi	—	12,060,381	—	—	49,235,831	61,296,212	—	61,296,212
Portugal Telecom's shares held by Oi	—	(23,198,433)	—	—	—	(23,198,433)	—	(23,198,433)
Realization of revaluation reserve	—	—	—	—	—	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	(428,024,341)	(428,024,341)	(13,669,435)	(441,693,776)
Income recognized in the income statement	—	—	—	—	225,803,781	225,803,781	84,283,899	310,087,680

Balance as at 31 December 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	2,601,464,678	2,304,582,596	232,674,346	2,537,256,942

Dividends (Notes 16)	—	—	—	—	(277,884,293)	(277,884,293)	(31,985,263)	(309,869,556)
Acquisitions, disposals and share capital increases/decreases (Note 1)	—	—	—	—	—	—	(792,784)	(792,784)
Corporate reestructuring at Contax	—	—	—	—	13,260,000	13,260,000	—	13,260,000
Income (expenses) recognized directly in equity	—	—	—	—	(729,619,881)	(729,619,881)	(31,396,212)	(761,016,093)
Income recognized in the income statement	—	—	—	—	330,980,955	330,980,955	56,995,651	387,976,606

Balance as at 31 December 2013	26,895,375	(337,520,916)	6,773,139	6,970,320	1,938,201,459	1,641,319,377	225,495,738	1,866,815,115

Dividends (Note 16)	—	—	—	—	(85,510,302)	(85,510,302)	(101,991)	(85,612,293)
Acquisitions, disposals and share capital increases/decreases (Note 1)	—	—	—	—	—	—	(237,729,800)	(237,729,800)
Treasury shares relating to the Company's share in Oi's 10% interest in Portugal Telecom (Note 38.2)	—	159,449,089	—	—	—	159,449,089	—	159,449,089
Physical exercise of equity swaps over own shares (Note 38.2)		—		178,071,827	(178,071,827)	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	(259,966,724)	(259,966,724)	(1,218,331)	(261,185,055)
Income recognized in the income statement	—	—	—	—	(302,790,437)	(302,790,437)	13,554,384	(289,236,053)

Balance as at 31 December 2014	26,895,375	(178,071,827)	6,773,139	185,042,147	1,111,862,169	1,152,501,003	—	1,152,501,003

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2014, 2013 AND 2012

Euro

	Notes	2014	2013 Restated (Note 4)	2012 Restated (Note 4)
OPERATING ACTIVITIES
Payments to suppliers		(15,756,645)	(4,770,646)	(6,112,397)
Payments to employees		(17,322,789)	(7,885,179)	(6,541,029)
Payments relating to income taxes		(13,350,645)	(14,406,962)	3,173,022
Other cash receips (payments), net		1,366,526	(3,974,826)	(5,097,983)

Cash flows from operating activities from continuing operations		(45,063,553)	(31,037,613)	(14,578,387)

Cash flows from operating activities from discontinued operations	13	158,484,843	884,711,196	1,076,408,371

Cash flows from operating activities(1)		113,421,290	853,673,583	1,061,829,984

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	40.a	213,981,292	917,069	—
Financial investments		—	109,410	—
Tangible and intangible assets		985,068	45,070	34,492
Interest and related income		14,761,387	22,238,237	18,934,080
Dividends	40.b	514,654	86,482,004	185,983,230

		230,242,401	109,791,790	204,951,802

Payments resulting from:
Short-term financial applications	40.a	(27,608,212)	(75,333,996)	(36,672,629)
Financial investments	40.c	(1,554,545,455)	—	—
Tangible and intangible assets		(54,381)	—	—
Other investing activities	9	—	(16,000,000)	—

		(1,582,208,049)	(91,333,996)	(36,672,629)

Cash flows from investing activities related to continuing operations		(1,351,965,647)	18,457,794	168,279,173

Cash flows from investing activities related to discontinued operations	13	(241,193,564)	(382,577,946)	(743,279,038)

Cash flows from investing activities(2)		(1,593,159,211)	(364,120,152)	(574,999,865)

FINANCING ACTIVITIES
Payments resulting from:
Loans repaid	40.d	(73,246,846)	—	(20,865,770)
Interest and related expenses		(4,048,528)	(2,329,982)	(5,673,107)
Dividends	16	(87,587,250)	(284,658,563)	(569,317,125)

Cash flows from financing activities related to continuing operations		(164,882,624)	(286,988,545)	(595,856,002)

Cash flows from financing activities related to discontinued operations	13	467,018,223	(477,679,920)	(1,517,040,587)

Cash flows from financing activities(3)		302,135,599	(764,668,465)	(2,112,896,589)

Cash and cash equivalents at the beginning of the period		1,658,950,514	1,988,797,138	3,642,079,676
Change in cash and cash equivalents(4)=(1)+(2)+(3)		(1,177,602,322)	(275,115,034)	(1,626,066,470)
Effect of exchange differences		9,161,091	(54,731,590)	(27,216,068)
Cash and cash equivalents of discontinued operations as of 5 May 2014	1	(380,997,683)	—	—

Cash and cash equivalents at the end of the period	40.e	109,511,599	1,658,950,514	1,988,797,138

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014

(Amounts expressed in euro unless otherwise indicated)

1. Introduction

        After signing the new agreement with Oi and the execution of the Exchange on March 30, 2015, PT SGPS held as a main asset, 27.5% (direct and indirect interest) of Oi. PT SGPS still holds Rioforte Instruments and the Call Option of 47,434,872 common shares and 94,869,744 preferred shares.

        Until May 2014, PT SGPS and its subsidiaries and joint ventures were operating mainly in the telecommunications and multimedia sectors in Portugal, Brazil and other countries in Africa and Asia.

        On May 5, 2014, PT SGPS subscribed and paid for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi, by contribution in kind of the "PT Assets", defined as a stake of 100% of the Company in PT Portugal, which on that date included all the operating businesses of the PT SGPS group with the exception of the subsidiaries Bratel BV, Bratel Brasil, PTB2, and Marnaz and of the investment in Oi, Contax and their controlling shareholders. As a result of the contribution for the capital increase of Oi:

  •
  PT SGPS increased its effective stake in Oi from the 23.2%, previously held by Bratel Brasil, to an effective stake of 39.7% held through a direct stake in the total of 35.8% (32.8% in PT SGPS and 3.0% in Bratel Brasil) and an indirect stake of 3.9% held through the controlling shareholders of Oi (Note 25);

  •
  Consequently, PT SGPS stood to hold only the above-mentioned investment in Oi, stakes in the controlling shareholders of Oi (which essentially hold only shares of Oi) and 100% of the holding companies Bratel BV, Bratel Brasil, PTB2 and Marnaz.

Capital increase of Oi

        On October 1, 2013, PT SGPS, Oi, AG, LF, Bratel Brasil, Pasa Participações S.A. ("Pasa"), EDSP 75 Participações ("EDSP75"), (which jointly with Tmarpart are referred to as "Oi Holdings"), Banco Espírito Santo, S.A. ("BES") and Nivalis Holding B.V. ("RS Holding") signed a memorandum of understanding outlining the key principles for a proposed merger between PT SGPS, Oi and the Oi Holdings (the "Business Combination"), in order to constitute a single, integrated Brazilian listed company.

        On February 19, 2014, PT SGPS and Oi signed final contractual instruments related to the Business Combination between the parties. These documents defined and regulated the stages necessary to complete this Business Combination, that include the main transactions described below, some of which have since been concluded:

  •
  On May 5, 2014, Oi made effective a capital increase with a total issue of 2,142,279,524 common shares at 2.17 reais per share and 4,284.559,049 preferred shares at 2.00 reais per share, and, on that same date, BTG Pactual, acting as the Stabilizing Agent of the Public Offering and in accordance with the provisions of Article 24 of the CVM Instruction 400, partially exercised the option to place more 120,265,046 common shares and 240,530,092 preferred shares issued by Oi; the total amount of the capital increase, including the option exercised by BTG Pactual, amounted to 13,960 million reais, consisting of (1) 5,710 million reais (1,750 million euros at the exchange rate on February 21, 2014) carried out in assets contributed by PT SGPS, based on the evaluation of the PT Assets made by Banco Santander (Brasil), S.A., as a result of which PT SGPS subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

1. Introduction (Continued)

    Oi, and (2) 8,250 million reais in cash obtained from other investors who subscribed the remaining 1,216,740,636 common shares and 2,804,836,410 preferred shares issued by Oi; the stake of PT SGPS in the capital increase of Oi carried out through the contribution of all the operating assets directly or indirectly held by the PT SGPS Group and of the corresponding liabilities, except for the equity interest in Oi and Contax (PT Assets), in the amount of 5,710 million reais (1,750 million euros), it was approved by a majority of 99.87% of the votes present in the General Shareholders' Meeting of PT SGPS held on March 27, 2014.

  •
  On May 5, 2014, PT SGPS, through its subsidiaries Bratel Brasil and PTB2, subscribed 4,788 million reais (1,555 million euros at the exchange rate on 5 May, 2014) of bonds convertible into shares of certain companies that control directly or indirectly AG and LF, amount which was used by AG and LF to repay their debt and to subscribe convertible bonds to be issued by TmarPart, which, in turn, also used these funds to repay their own debt; also on May 5, 2014, PT SGPS exchanged their shares in CTX Participações and Contax for an additional stake in the companies that control directly or indirectly AG and LF, which at that time held only shares of Oi and TmarPart; as a result of these transactions, PT SGPS increased its economic stake in AG and LF from 35% to 85.1% in TmarPart from 25.6% to 68.4%, thus it indirectly obtained an additional stake in Oi of 2.4%.

  •
  Pending the approval of the holders of common shares of Oi and TmarPart, the Oi shares not held by TmarPart would be exchanged for common shares of TmarPart and Oi would become a wholly owned subsidiary of TmarPart.

        Within the scope of this the above-mentioned capital increase of Oi, the PT SGPS Group had previously carried out a number of internal restructuring transactions in order to concentrate all of their operating assets and their corresponding liabilities, except for the investments in Oi and Contax, ("PT Assets"), in PT Portugal, until May 5, 2014 wholly owned by PT SGPS. This internal restructuring involved only entities under common control, and as such no gains or losses were recognized in the consolidated financial statements. Prior to the capital increase of Oi, the following main corporate transactions were carried out within the scope of this internal restructuring:

  •
  On March 31 2014, PT SGPS sold to PT Portugal, for the amounts of 1.5 million euros and 4.7 million euros, the 100% stakes in PT Centro Corporativo and PT SGPS Investimentos, respectively.

  •
  On April 30, 2014, PT Móveis, SGPS, S.A. ("PT Móveis") subscribed a capital increase in Bratel BV amounting to approximately 1,303 million euros, which, along with the cash and cash equivalents that Bratel Brasil already held previously, was used, after the acquisition of Bratel BV, to subscribe 4,788 million reais (1,555 million euros) of bonds convertible into shares of certain companies that control directly or indirectly AG and LF, as mentioned above.

  •
  On May 2, 2014, PT Móveis, a company 100% owned indirectly by PT Portugal, sold to PT SGPS for a total amount of 4,195 million euros, their 100% stake in Bratel BV, the company that indirectly held through Bratel Brasil the investment in Oi, since this investment was not part of the net assets to be transferred to Oi in the capital increase.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

1. Introduction (Continued)

  •
  On May 2, 2014, PT SGPS sold to PT Móveis, for a total amount of 2,240 million euros, its 100% stake in PT Participações, SGPS, S.A., the company that indirectly owned the Group's stake (of 75%) in Africatel BV.

  •
  On May 5, 2014, PT SGPS sold to PT Portugal, for a total amount of 255 million euros, its 100% stake in PT Finance.

  •
  On May 5, 2014, PT SGPS transferred to PT Portugal most of their loans owed at the respective nominal values, since these loans had been included in the evaluation of PT Portugal for the purpose of the capital increase of Oi.

        As mentioned above, on May 5, 2014, following the completion of the internal restructuring, PT SGPS subscribed the capital increase of Oi through the contribution in kind of the 100% stake it held in PT Portugal, which on that date held only the PT Assets, given that the investments in joint ventures (Oi, TmarPart, AG and LF) were held directly by Bratel Brasil and PTB2, both fully owned by Bratel BV, which in turn was wholly owned by PT SGPS. In addition to the investments in joint ventures, other assets and liabilities of PT SGPS were not transferred to PT Portugal as part of the PT Assets and as such continued to be fully consolidated in the consolidated financial statements of PT SGPS, including essentially the dividends payable to their shareholders, the financing associated with the equity swap contract on the treasury shares, certain tax liabilities and certain accrued expenses, as well as the amounts of cash required to settle those liabilities and other costs that are expected to be incurred. In addition, as PT SGPS no longer controls the PT Assets as from May 5, 2014, the respective gains and losses up to that date are presented as results from discontinued operations, and therefore the consolidated income and cash flow statement for the years 2012 and 2013 have been restated (Note 4).

        Following the aforementioned capital increase and the option exercised by Banco Pactual, PT SGPS came to hold an effective stake of 39.7% in the issued share capital and floating stock of Oi, including (1) a stake of 35.8% held directly in Oi by PT SGPS (32.8%) and Bratel Brasil (3.0%), and (2) a stake of 3.9% held indirectly through the Oi shares held by TmarPart, AG and LF. Additionally, as a result of the capital increase of Oi, PT Portugal became a wholly owned subsidiary of Oi.

        PT SGPS recorded a gain of approximately 699 million euros (Note 13) within the scope of the capital increase of Oi, which reflects primarily (1) the difference between the fair value of the shares that PT SGPS received by the subscription of the increase of capital of Oi (1,854 million euros) and the carrying value of the PT Assets (negative by 2,676 million euros) delivered as a contribution in kind to this capital increase, which was partially offset by the (2) dilution effect in the former investment in Oi by Bratel Brasil, since the latter did not participate directly or indirectly in the capital increase, and

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

1. Introduction (Continued)

the remeasurement effect of that investment in Oi to the fair value implicit in the capital increase. The breakdown of the total gain recorded within the scope of the capital increase is as follows:

Euro million
Fair value of shares obtained in the Oi share capital increase(i)	1,854
Minus: Carrying value of the net assets contributed to Oi share capital increase(ii)	(2,676)
Plus: Remeasurement of the previous investment in Oi to fair value and other effects(iii)	(3,831)

Total gain (Note 13)(iv)	699

(i)
This caption corresponds to the fair value of the shares obtained by PT SGPS in the capital increase of Oi on May 5, 2014, based on the price of these shares (2.17 reais per common share and 2.00 reais per preferred share), in the amount of 5,710 million reais, equivalent to 1,854 million euros at the exchange rate on that date.

(ii)
On May 5, 2014, the carrying value of the net assets contributed in the capital increase of Oi was negative by 2,676 million euros, the breakdown of which is shown below. It should be mentioned that this amount reflects approximately the total equity attributable to the controlling shareholders of the Company prior to this transaction, net of (a) the carrying value of the investment in Oi, Contax and in their controlling shareholders, (b) the amount of 1,555 million euros which was used by Bratel Brasil and by PTB2 to subscribe the aforementioned convertible bonds in order to obtain additional shares of the controlling shareholders of AG and LF and indirectly of Oi and (c) of deferred tax assets related to the tax losses.

(iii)
As mentioned above, this caption reflects (1) the dilution effect on the previous investment in Oi held through Bratel Brasil; (2) the impact of remeasuring this very same investment based on the price of the Oi shares in the capital increase (2.17 reais per common share and 2.00 reais per preferred share); (3) a loss of 160 million euros related to the Company's stake in the investment of 10% held by Oi in PT SGPS that was classified as treasury shares in the Consolidated Statement of Financial Position, and (4) a loss of 39 million euros as cumulative amount of the foreign currency translation adjustments related to the activities discontinued, which was transferred to net income on the date of the contribution of the PT Assets to the capital increase of Oi carried out in May 5, 2014. On this date, following Oi's capital increase, the Company valued at 2,244 million euros (6,914 million reais) the effective stake in Oi, calculated in accordance with the equity method and based on the price of the above-mentioned shares, including 1,855 million corresponding to the direct stake held by PT SGPS and 169 million euros and 221 million euros corresponding to the direct and indirect stake through Bratel Brasil. Additionally, on the same date, the effective stake of the Company in the net assets of the controlling shareholders of Oi, excluding the stake in Oi amounted to 36 million euros.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

1. Introduction (Continued)

(iv)
This caption represents (1) the gain attributable to the difference between the fair value of the shares acquired (positive value of 1,854 million euros, as mentioned above) and the carrying value of the net assets contributed (negative value of 2,676 million euros, as detailed below) in the capital increase of Oi, (2) net of the negative effects related to the remeasurement of the previous investment to fair value on that date and the dilution effect on the same previous investment, as well as the other above-mentioned effects.

        Additionally, as a result of Oi's capital increase, PT SGPS derecognized deferred tax assets related to tax losses of 208 million euros (Note 12) as a result of the discontinuation of the business in Portugal that supported these same tax losses resulting thus a total net gain of 491 million euros on May 5, 2014 directly related to the capital increase of Oi.

        The following table presents the breakdown of the carrying value of the PT Assets on May 5, 2014, the date from which these assets are no longer fully consolidated in the consolidated financial statements of PT SGPS:

Euro million
ASSETS
Cash and cash equivalents	381
Short-term investments	904
Accounts receivable	1,375
Inventories	93
Prepaid expenses	69
Investments in associated and other companies	438
Intangible assets	1,088
Tangible assets	3,345
Post retirement benefits	2
Deferred taxes	341
Other assets	95

Total assets	8,130

LIABILITIES
Gross debt	8,051
Post retirement benefits	873
Deferred taxes	229
Accounts payable	549
Accrued expenses	484
Deferred income	207
Taxes payable	95
Provisions	54
Other liabilities	26

Total liabilities	10,569

Non-controlling interests	238

PT (Net) Assets	(2,676)

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

1. Introduction (Continued)

        Short-term investments on May 5, 2014 in the above table include a total amount of 897 million euros related to debt securities issued by Rioforte which were contributed in the capital increase of Oi as part of PT Assets. The composition of the outstanding amount as of May 5, 2014 was as follows:

  •
  200 million euros subscribed by PT SGPS on April 15, 2014, and transferred to PT Portugal on May 5, 2014, the maturity of which occurred on July 15, 2014;

  •
  647 million euros subscribed by PT Finance on April 15, 2014, the maturity of which occurred on July 15, 2014;

  •
  50 million euros subscribed by PT Finance on April 17, 2014, the maturity of which occurred on July 17, 2014.

        In July 15, 2014 and July 17, 2014 the maturity of these instruments occurred, but the issuer did not settle their obligations.

        Rioforte requested the adoption of the controlled management regime in accordance with the Luxembourg legislation, although it was their understanding that they did not have the financial capacity to meet their financial commitments, a situation which was thought to be the most protective of their creditors' interests, and that was rejected by the Luxembourg court. As a result of that rejection, Rio Forte was declared insolvent by the Luxemburg Court on December 8, 2014, and went into liquidation on the same date.

        On July 28, 2014, following the default by Rioforte, PT SGPS and Oi agreed on the main terms for the exchange of debt securities of Rioforte held on that date by PT Finance and PT Portugal, amounting to 897 million euros for 47,434,872 common shares and 94,869,744 preferred shares of Oi (after the reverse stock split done by Oi in December 2014) held on that date by PT SGPS. On September 8, 2014, this agreement was approved in the General Shareholders' Meeting of PT SGPS and following such approval the parties involved concluded the respective final contracts, the terms of which established that:

  •
  PT SGPS would exchange with Oi the Rioforte debt securities in exchange for 47,434,872 common shares plus 94,869,744 preferred shares of Oi, representing 16.9% of its share capital;

  •
  An American non-transferable purchase option ("Call Option") would be attributed to PT SGPS in order to reacquire the Oi Shares that are the Objective of the Exchange (with the exercise price of $20.104 reais for common shares and $18.529 reais for preferred shares after the reverse stock split done by Oi in December 2014), which would be adjusted by the CDI plus 1.5% per year;

  •
  The Call Option on this Oi Shares would became effective on the date of the Exchange, would have a maturity of six years, with the possibility of exercising the option by PT SGPS terminating at 10% at the end of the first year and 18% at the end of each subsequent year;

  •
  Any amount received as a result of monetization of the Call Option through issue of derived instrument would have to be used for the exercise of the Call Option;

  •
  PT SGPS could only acquire Oi or TmarPart shares through exercise of the Call Option;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

1. Introduction (Continued)

  •
  The Call Option would be canceled if (i) the bylaws of PT SGPS were to be voluntarily altered to remove the 10% vote limitation; (ii) PT SGPS were to act as a competitor of Oi or (iii) PT SGPS were to violate certain obligations arising from definitive documentation; and

  •
  The contracts were signed on September 8, 2014, subject to approval by the CVM and would be executed by March 31, 2015.

        On December 31, 2014, as stated above, execution of the exchanges and the call option were pending approval by the CVM in Brazil. On March 4, 2015, the CVM approved the above contracts, conditional upon approval of them at Oi's General Shareholders' Meeting, which occured on March 26, 2015. As such, the exchange was executed on March 30, 2015. On March 24, 2015, PT SGPS came to an agreement with Oi, PT Portugal, PT Finance and TmarPart for the Private Instrument of Assignment of Rights and Obligations and Other Fees ("Assignment Agreement"), by means of which PT Portugal transferred the Rioforte debt securities to PT Finance, and ceded to PT Finance all pertaining rights and obligations in the terms of the Exchange Agreement ("Assignment").

        The Assignment Agreement also stipulated that the delivery of the Oi's shares in the Exchange could be implemented by means of the transfer by PT SGPS, of Oi's shares object of the Exchange, or ADSs (American Depositary Shares), representative of Oi's shares object of the Exchange, at PT SGPS's criteria. Oi's ADR Program is regulated by (1) the Deposit Contract (Ordinary Shares), signed on February 17 2012, as amended, between Oi, the Bank of New York Mellon, in the quality of depositary, and all periodical holders of ADSs, issued in the terms of the abovementioned Agreement; and (2) by the Deposit Contract (Preferential Shares) signed on February 27, 2012, as amended, between Oi, the Depositary, and all periodical holders of ADSs, issued in the terms of the abovementioned Agreement.

        On March 30 2015, the Exchange was concluded, by means of which PT SGPS (1) deposited Oi's shares object of the Exchange with the Depositary; and (2) instructed the Depositary to register the transfer of 47,434,872 ADSs ON and 94,896,744 ADSs PN to PT Finance, representing Oi's shares object of the Exchange.

        Therefore, on March 30 2015, PT SGPS transferred the ADSs Object of the Exchange to PT Finance, and PT Finance transferred to PT SGPS the Rioforte Instruments in the total amount of 897 million euros.

        Still on March 30 2015, the Call Option was in force and effective.

        On March 31, 2015, the Board of Directors of PT SGPS concluded the negotiations with the other shareholders of Oi to the extent of signing a new agreement between the parties in relation to the structure and the administration of Oi. In view of the impossibility of implementing migration from CorpCo to the segment called Novo Mercado of the BM&FBovespa by March 31, 2015, the deadline stipulated in the agreements signed on September 8 2014, and it became essential to sign a new agreement, which allowed Oi to anticipate the principal benefits distributed to the shareholders at the time that Oi's capital increase was realized on May 5, 2014, without, however, failing to make every effort to migrate to the Novo Mercado. Thus, the parties agreed to a new company structure model

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

1. Introduction (Continued)

and administration of Oi ("New Structure"), that in addition to the benefits and objectives disclosed before, are characterized by the following:

  •
  All company and corporate administration transformation will be done at Oi with elimination of the necessity of creating CorpCo.

  •
  Approval of new Corporate Bylaws for Oi, as well as signing of an amendment to the provisional voting commitment from its shareholders, in effect until implementation of the New Structure ("Vote Commitment") that will enable: (i) implementation of a voluntary conversion program for preferred shares to ordinary shares issued by Oi at a rate of 0.9211 ordinary share per each preferred share, subject to a minimum buy-in of 2/3 of the preferred shares in order to give all of the shareholders the possibility of exercising the voting right and to maximize the possibility of existence of a single class of shares; (ii) implementation of the principle of one share, one vote. However, to preserve the equilibrium between shareholders and the distribution of desired control at the time of the Capital Increase of Oi, inclusion of a 15% limit on the voting right in Oi's Corporate Bylaws, applicable to all of its shareholders was agreed upon; this limitation will cease to exist through verification of certain events, namely in the case of capital increase, operation of company reorganization or public offering of shares, in any case that results in the dilution of the current shareholder base (or acquisition of a stake, where applicable) greater than 50%; (iii) leveraging increase in liquidity, eliminating subjection to lock-up agreements of any shareholder; (iv) the election of a new Board of Directors at Oi with significant participation of independents, where the previously existing parity in CorpCo between the PT SGPS representatives and those of the Brazilian shareholders will be maintained; (v) extinction of TmarPart by incorporation into Oi, which will determine the end of the TmarPart and other controlling companies' shareholders' agreements, thus ensuring the distribution of Oi's shareholder control; (vi) possibility of using financial synergies through incorporation of Oi's controlling companies, directly and indirectly; and (vii) the New Structure must be implemented as soon as possible and before October 2015. Thus, Oi will anticipate a new administration model that will cover the principal characteristics of the Novo Mercado.

  •
  All of these significant changes will be subject to the approval at Oi's general shareholders meeting and will be implemented as soon as possible after approval of ANATEL.

        A change ("Amendment") was signed to the Share Purchase Option Contract and Other Agreements entered into on September 8, 2014 such as the above, that will enable PT SGPS to liquidate its Oi share call option through sale on the market, giving Oi the right of first refusal in the acquisition of the Option if PT SGPS decides to sell it to third parties without previous consent by Oi. The Amendment is subject to approval of Oi's general shareholders' meeting and, if applicable, to the CVM's approval. Oi is committed to call a general meeting to decide on the Amendment and Oi's benchmark shareholders are committed to vote favorably for approval of the Amendment until August 31 2015, to be completed until September 30 2015.

        After signing the new agreement with Oi and the execution of the Exchange on March 30, 2015, PT SGPS has as its main asset investment 27.5% (direct and indirect interest) in Oi. PT SGPS still holds the Rioforte debt Instruments, and the Call Option on 47,434,872 common shares and 94,869,744 preferred shares of Oi.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

2. Bases of Presentation

        The consolidated financial statements for the financial year ending on December 31, 2014 were approved by the Board of Directors and authorized for issue on April 30, 2015. Subsequently on May 15 2015, these financial statements were approved for purposes of their inclusion in this Annual Report on Form 20-F.

        The consolidated financial statements are presented in Euros since this is the operating currency of PT SGPS. The financial statements for the investing companies given in foreign currency were converted to Euros according to the accounting policies described in Note 3.

        The PT SGPS consolidated financial statements were prepared according to the International Financial Reporting Standards ("IFRS") as adopted by the IASB, including all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") that were in effect on December 31, 2014, approved by the IASB.

        The consolidated financial statements were prepared on the assumption of continuity of operations.

        As referred to in Note 1, after May 5, 2014, PT SGPS no longer consolidates the majority of the businesses that it had held at that date, which were contributed to Oi's capital increase. Income, costs and cash flow from these businesses up to that date are presented as discontinued operations based on the provisions of IFRS 5—Non Current Assets Held for Sale and Discontinued Operations and as result the Consolidated Income and Cash Flow Statements for the financial year ending December 31, 2013 and 2012 were restated (Note 4).

        In the preparation of the consolidated financial statements in compliance with the IFRS, the Board of Directors adopted certain assumptions and estimates that affect the reported assets and liabilities as well as profits and costs relating to the reported periods (Note 3).

a)    Consolidation principles

Subsidiaries (Exhibits A and B)

        PT SGPS fully consolidated the financial statements of all controlled companies. A company is considered to be controlled when the Group is exposed, or has rights, to variable returns resulting from its involvement with the investee and has the ability to affect those returns through the same power it exercises over that company. In situations where the Group has, in substance, control of other entities established for a specific purpose, even if it does not possess a majority of the voting rights, they are consolidated using the full consolidation method.

        The participation of third parties in the equity and net income of the consolidated companies is presented separately in the Consolidated Statement of Financial Position and the Consolidated Income Statement, respectively, in the "Non-controlling Interests" caption (Note 14).

        The assets, liabilities and contingent liabilities of a subsidiary are measured at their respective fair value at the acquisition date. Any excess of the cost of acquisition over the fair value of identifiable net assets is recorded as goodwill. In cases when the cost of acquisition is less than the fair value of identifiable net assets, the difference is recorded as a gain in the consolidated statement of results for

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

2. Bases of Presentation (Continued)

the year. The interests of non-controlling shareholders are presented by the respective proportion of the fair value of identifiable assets and liabilities.

        The results of subsidiaries acquired or sold during the period are included in the Consolidated Income Statement from the date of acquisition or up to the effective date of disposal, respectively.

        Transactions and balances between subsidiaries are eliminated on consolidation. Capital gains arising from transactions between Group companies are also eliminated in the consolidation process.

        Where necessary, adjustments are made to the financial statements of subsidiaries with a view to standardizing their accounting policies with the Group.

Joint ventures (Exhibits A and B)

        Financial investments are classified as joint ventures based on the agreements to share the strategic and financial policies with the other shareholders. As required by IFRS 11, interests in joint ventures are accounted for by the equity method.

        The assets, liabilities and contingent liabilities of joint ventures resulting from the acquisition of shareholdings in other companies are measured at fair value as of the acquisition date. Any excess of the cost of acquisition over the fair value of identifiable net assets is included in the carrying amount of the investment.

        Where necessary, adjustments are made to the financial statements of joint ventures with a view to standardizing their accounting policies with the Group.

Investments in associated companies (Exhibits A and B)

        An associated is an entity over which the Group has significant influence. Significant influence is the power to participate in the decision process regarding financial and operating policies of the entity but not to control or jointly control those policies.

        Financial investments in associated companies are accounted for under the equity method adjusted, when applicable, to comply with PT SGPS's accounting policies. Under this method, investments in associated companies were carried at cost in the Consolidated Statement of Financial Position, adjusted periodically for the Group's share in the results of the associated company, recorded under the caption "Investments in earnings of associated companies" (Note 26), and for the Group's share in other changes in shareholders' equity of those same associated companies, recorded as gains or losses directly in the Consolidated Statement of Comprehensive Income. In addition, these financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

        Dividends attributed by associated companies are recorded as a reduction to the carrying value of financial investments when they are declared.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates

Principal Accounting Policies

        Some accounting policies described below ceased to be directly applicable to the Company as of May 5, 2014, the date on which PT SGPS contributed the majority of the businesses then controlled to Oi's capital increase (Note 1). However, these policies were applicable until that date, namely, in the preparation of the 2013 and 2012 financial statements.

a)    Classification of the Consolidated Statement of Financial Position

        Assets realizable up to one year from the date of the Consolidated Statement of Financial Position are classified as current. Liabilities are also classified as current when they are due in less than one year or when there is no unconditional right to defer their liquidation for a period of at least 12 months after the date of the Consolidated Statement of Financial Position.

b)    Inventory

        Inventory is stated at the average purchase cost. Inventory is adjusted for technological obsolescence or low turnover.

c)     Tangible Assets

        PT SGPS uses the revaluation model to measure real estate properties and ducts infra-structure, since it believes this method better reflects the economic value of those asset classes, given the nature of the assets revalued, which are not subject to technological obsolescence. The increase in tangible assets resulting from the revaluation reserves, which are non-distributable reserves, is being amortised in accordance with the criteria used to amortize the revalued assets. PT SGPS has adopted the policy to revise the revalued amount every 3 years, or when indicators of material devaluation occur.

        The remaining tangible assets are stated at acquisition cost, net of accumulated depreciation, investment subsidies and accumulated impairment losses, if any. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 30). Under the exception of IFRS 1, revaluation of tangible assets made prior to 1 January 2004, in accordance with Portuguese legislation applying monetary indices, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

        On December 31, 2014, the Company only applied the purchase cost method since the Company did not have any asset from the classes mentioned above.

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amortization period of tangible assets is monitored annually and adjusted whenever necessary to reflect its economic useful life. The amount of the asset to be

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

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

        Until May 52014, intangible assets basically included the acquisition of the Basic Network held by PT Comunicações, licenses held by Meo, S.A. and software user licenses, and amortized by the straight line method at the beginning of the month in which they are available for use during their estimated

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

useful life or, if lower, the contract period (including additional renewal periods, where applicable), as follow:

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

        The license renewal period basically depended on the companies meeting certain objectives and predefined obligations in the agreements through which these licenses were initially attributed.

e)     Investment Properties

        Investment properties included in the heading "Other Investments" (Note 27) essentially include property and real estate held to obtain income and/or capital gain or both and not for use in the course of current business activity (operating, services provided or sales).

        Investment properties are registered at purchase price plus purchasing expenses and record of ownership, net of accumulated amortization (straight line method) and accumulated impairment losses, when applicable. Incurred costs (maintenance, repairs, insurance and property taxes) along with income and rents obtained with investment properties are registered in the Consolidated Income Statement for the financial year.

        Investment properties are amortized during the expected life by the straight line method (Note 3.c).

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

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

g)     Non-current assets held for sale

        Non-current assets and groups for sale are classified as held for sale when their carrying amount is recovered primarily through a sale and not through continued use. It is considered that this condition is met only when the sale is highly probable and the non-current asset or groups for sale are available for immediate sale in their present condition. The corresponding sale must be completed within one year from the date of classification of assets as held for sale.

        Non-current assets and groups for sale are classified as held for sale and are accounted for at the lower of their carrying amount and fair value less selling expenses.

h)    Provisions, Liabilities and Contingent Liabilities

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

        Obligations for dismantling and removal costs are recognised from the month the assets are in use and if a reliable estimate of the obligation is possible (Note 3.c). The amount of the obligation is discounted, being the corresponding effect of time value recognised in net income, under the caption "Net interest income".

i)     Responsibilities with Pension Supplements

        Under several defined benefit plans, PT Comunicações and PT Cloud e Sistemas ("PT Cloud") are responsible to pay pension supplements to a group of employees. In order to finance these obligations, various funds were incorporated by PT Comunicações (Note 31).

        Before transferring PT-ACS and PT Prestações (included in PT Assets) to OI, under the increase in capital described above (Note 1), the amount of the Group's liabilities with the defined benefit plans described above was estimated based on actuarial valuations, using the "Projected Unit Credit

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

Method". The Group recognises actuarial gains and losses directly in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

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

j)     Responsibilities with Healthcare Benefits

        Under a defined benefit plan, PT Comunicações and PT Cloud are responsible to pay, after the retirement date, health care expenses to a group of employees and its relatives. This health care plan is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS"). In 2004, the Group established PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A. ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 31).

        Before transferring PT-ACS and PT Prestações (included in PT Assets) to OI, under the increase in capital described above (Note 1). The amount of the Group's liabilities with respect to these benefits after retirement date was estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group recognises actuarial gains and losses in the Consolidated Statement of Comprehensive Income, namely those resulting from changes in actuarial assumptions and from differences between actual data and actuarial assumptions.

        Plan amendments related to reduction of the benefits granted to employees are recognised immediately in earning when they occur as prior years' service gains or losses, under the caption "Post retirement benefits". Gains arising from the settlement of any plan are recognized when incurred under the caption "Curtailment costs".

        Accrued post retirement health care liabilities stated in the Consolidated Statement of Financial Position correspond to the present value of obligations from defined benefit plans, reduced by the fair value of fund assets.

        For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions, or if a reimbursement of the excess finance is expressly authorized or permitted.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

k)    Pre-retirement and Suspensions of the Work Contract

        In connection with the programs related to employees that are under a suspended contract agreement or that have been pre-retired, the Group recognizes a liability in the Consolidated Statement of Financial Position equivalent to the present value of salaries payable up to the retirement age. The correspondent cost is recorded in the Consolidated Income Statement under the caption "Post retirements benefits" (Note 31).

l)     Subsidies

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

m)   Financial Assets and Liabilities

        Financial assets and liabilities are recognized in the Consolidated Statement of Financial Position when the Group becomes a party of the respective contractual relationship.

  (i)    Accounts Receivable (Notes 18 and 19)

          Accounts receivable, loans granted and other accounts receivable that have fixed or defined payments and that are not quoted in an active market are classified as accounts receivable or loans granted.

          Accounts receivable do not have implicit interest, are presented at the respective nominal value deducted from estimated losses in yield, calculated essentially based (a) on the age of the balance receivable and (b) on the credit profile of the specific debtor.

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

          Exchangeable bonds issued by PT SGPS are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders' equity. As of the Consolidated Statement of Financial Position date, the debt component is recognised at amortised cost.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

  (iii)    Bank Loans (Note 32)

          Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest and other financial costs, which are computed based on the effective interest rate and include the recognition of upfront fees, are recognised when incurred.

  (iv)    Accounts Payable (Note 33)

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (v)    Treasury Shares (Note 38)

          Treasury shares are recognised as a deduction to shareholders' equity, under the caption "Treasury shares", at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under "Accumulated earnings".

          Equity swaps on own shares that include an option exercisable by PT SGPS for physical settlement are recognised as a financial liability and a corresponding reduction of equity, and are accounted for as an acquisition of treasury shares on the inception date of the contract.

          PT SGPS' shares acquired by any of its affiliated companies are recognized at acquisition cost as treasury shares based on the Company's interest in the entity that acquired those shares.

  (vi)    Cash and Cash Equivalents and Short-Term Investments (Note 40)

          The amounts included under "Cash and Cash Equivalents" correspond to the cash values, bank deposits, terms deposits and others, maturing in three months or less and that may be immediately callable with insignificant risk of change in value. The heading "Cash and Cash Equivalents" also includes deposits from clients and other entities that were not yet compensated. For the purposes of the Consolidated Cash Flow Statement, the heading "Cash and Cash Equivalents" also includes bank overdrafts included on the Consolidated Statement of Financial Standing under the heading "Short-Term Debt," where applicable.

          Short-term investments include investments made with the objective of generating income, which is why they were not classified as cash equivalents.

n)    Own work capitalized

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

        Expenses incurred during investigation are recognised in net income when incurred.

o)    Leases (company as lessee)

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The classification of leases depends on the substance of the transaction and not on the form of the contract.

        Assets acquired under finance leases and the corresponding liability to the lessor are accounted for using the finance method, in accordance with the lease payment plan (Note 32). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

        Expenses incurred during investigation are recognized in net income when incurred.

p)    Income tax

        Income tax for the period is recognized in accordance with IAS 12 Income Taxes ("IAS 12") and is comprised of current tax and deferred tax.

        In 2013, PT SGPS was taxed under the consolidated tax regime (currently known as the special regime for the taxation of groups of companies), which encompassed all the companies in which PT SGPS held, directly or indirectly, at least 75% of the respective equity capital and which were also domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regime of the PT SGPS Group were taxed individually based on their respective taxable incomes and at the applicable tax rates. In 2014, following PT SGPS's in-kind contribution to the Oi capital increase (Note 1), the tax consolidation regime was transferred to PT Portugal and the Company was taxed on an individual basis.

        Within income tax for the period, in addition to current tax, the effect of the deferred tax is also recognized, calculated based on the difference between the carrying amount of the assets and liabilities at a given time and the corresponding amount for tax purposes.

        Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are only recognized when there is reasonable assurance that they may be used to reduce future taxable profit, or when there is an offset with deferred tax liabilities that are expectd to reverse in the same period. Deferred tax assets are reviewed at the date of the Consolidated Statement of Financial Position and are reduced when it is no longer probable that they will be used in the future.

        Tax amounts, either in respect of current or deferred tax, resulting from transactions or events recognized directly in shareholders' equity are recorded directly in those captions. The impact of changes in the tax rate is recognized in net income, except when it relates to items recognized directly in shareholders' equity, in which case the impact is also recognized directly in shareholders' equity.

q)    Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euro at the exchange rates prevailing at the time the transactions are made. At the date of the Consolidated Statement of Financial Position, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders' equity under the caption "Cumulative foreign currency translation adjustments", and included in the Consolidated Statement of Comprehensive Income.

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

        The effect of translation differences is recognised in shareholders' equity under the caption "Cumulative foreign currency translation adjustments" and is included in the Consolidated Statement of Comprehensive Income. In accordance with IAS 21, when a reduction of PT SGPS' investment in a foreign entity occurs, through the sale or reimbursement of share capital, the accumulated effect of translation differences is transferred to the Consolidated Income Statement, considering the proportion of the reduction occurred.

        PT SGPS adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from "Foreign currency translation adjustments" to "Accumulated earnings". As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders' equity and therefore these amounts are transferred to net income only if and when the related investments are disposed off or there is a repayment of the investment made.

r)     Borrowing costs

        Borrowing costs are recognized as an expense when they are incurred. The Group does not capitalize borrowing costs, even those related to loans to finance the acquisition, construction or production of an asset, when the construction period of the tangible and intangible assets is relatively short.

s)     Consolidated Statement of Cash Flows

        The Consolidated Statement of Cash Flows is prepared under IAS 7, using the direct method. PT SGPS classifies as "Cash and cash equivalents" all highly liquid investments, with original maturity of up to three months and an insignificant risk of change in fair value. The "Cash and cash equivalents" item presented in the Consolidated Statement of Cash Flows also includes overdrafts, classified in the Consolidated Statement of Financial Position under "Short-term debt".

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

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

Subsequent events (Note 44)

        Events occurring after the date of the Consolidated Statement of Financial Position that could influence the carrying value of the assets and liabilities existing on the date of said statement are considered when preparing the financial statements for the period. These events, if significant, are disclosed in the notes to the consolidated financial statements.

Judgments and estimates

        When preparing the consolidated financial statements in accordance with IFRS, PT SGPS's Board of Directors uses estimates and assumptions that affect the application of accounting policies and reported amounts. Estimates and judgments are continually evaluated and are based on experience and other factors, including expectations of future events that are believed to be probable under the circumstances on which the estimates are based, or as a result of new information or more experience. The main accounting estimates reflected in the consolidated financial statements are as follows:

  (a)
  Post-retirement benefits—The present value of post-retirement obligations is calculated based on actuarial methods, which use certain actuarial assumptions. Any changes in those assumptions will impact the carrying amount of the obligations.

  (b)
  Goodwill impairment analysis—PT SGPS tests goodwill annually to determine whether it is has suffered any impairment. The recoverable amounts of cash-generating units were determined based on the value-in-use method. The use of this method requires the estimate of future cash-flows expected arising from the operations of each cash generating unit, the choice of a growth rate to extrapolate the expected cash-flow projections and the estimate of a suitable discount rate for each cash generating unit.

  (c)
  Valuation of the investment in Oi—On May 5, 2014, the Company valued its new stake in Oi based on Oi's reference share price in the capital increase on that date, having as of that date, appropriated its stake in Oi's income using the equity method. Additionally, from September 8, 2014 onwards, the portion of the investment to be delivered within the scope of the Exchange Agreement signed with Oi was classified as a non-current asset held for sale and measured at fair value.

  (d)
  Valuation and useful life of intangible and tangible assets—PT SGPS uses several assumptions in the estimates of future cash-flows resulting from intangible assets acquired as part of business acquisitions, which include the estimate of future revenues, discount rates and useful

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

3. Principal Accounting Policies, Judgments and Estimates (Continued)

    life of such assets. PT SGPS also used estimates to determine the useful life of its property, plant and equipment (Note 3).

  (e)
  Recognition of provisions and adjustments—PT SGPS is party to various ongoing legal claims for which, based on the opinion of its legal advisors, a judgment was made to determine the recognition of a possible provision for these contingencies (Note 36). Adjustments for accounts receivable are calculated based primarily on the aging of the accounts receivable, the risk profile of the customers and their financial situation. Regarding the provisions for other risks and costs concerning the impact of the Exchange agreement, the Company made the best estimate regarding the financial impact of the Exchange Agreement signed with Oi. Due to the short time frame, the company did not adjust the provision for time value of money.

  (f)
  Determination of the market value of revalued assets—PT SGPS uses the revaluation model to measure the carrying value of certain tangible asset classes. To determine the current value of the revalued assets, the Company used the replacement cost method in the case of the duct network and the market value in the case of the properties. These methods involved the use of certain assumptions related to the construction cost of the ducts and the use of specific indicators relevant to the real estate market, as explained in more detail in Note 30.

  (g)
  Deferred taxes—The Group recognizes and settles income taxes based on the results of operations calculated in accordance with the local corporate legislation, taking into consideration the provisions of the tax law, which are significantly different from the amounts calculated in accordance with the IFRS. In accordance with IAS 12, the company recognizes deferred tax assets and liabilities based on the difference between the carrying amount and the tax bases of the assets and liabilities. The Company periodically assesses the recoverability of deferred tax assets and recognizes an impairment loss whenever it is probable that these assets are not realizable, based on the historical information regarding taxable income, the projection of future taxable income, and the time estimated for the reversal of the temporary difference. These calculations require the use of estimates and assumptions and the use of different estimates and assumptions could result in the recognition of a provision for impairment losses for all or a significant portion of the deferred tax assets.

        The estimates were determined based on the best information available during the preparation of the consolidated financial statements, however, situations not foreseeable at that time, may arise in subsequent periods which, were not taken into consideration in these estimates. In accordance with IAS 8, changes to estimates which occur after the reporting date of the consolidated financial statements are applied prospectively in net income.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates

Regulatory changes

        During financial year 2014, PT SGPS has adopted the following standards issued by the International Accounting Standards Board (IASB):

  (a)
  IAS 32 (amendment) 'Offsetting Financial Assets and Financial Liabilities'. This amendment is part of the IASB offsetting project which clarifies the meaning of "currently has a legally enforceable right to set-off", and clarifies that some gross settlement systems (clearing houses) may be equivalent to net settlement. No material impact has resulted from the adoption of this revised standard.

  (b)
  IAS 36 (amendment) 'Recoverable amount disclosure for Non-financial assets'. This standard addresses the disclosure of information about the recoverable amount of impaired assets when based on fair value less cost to sell model. No material impact has resulted from the adoption of this revised standard.

  (c)
  IAS 39 (amendment) 'Novation of derivatives and continuation of hedge accounting'. This amendment allow hedge accounting to continue in a situation where a derivative designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met. No material impact has resulted from the adoption of this revised standard.

  (d)
  Amendments to IFRS 10, 12 and IAS 27—'Investment entities'. This amendment defines an investment entity and introduces an exception from consolidation under IFRS 10, for the investment entities that qualify, for which all investments in subsidiaries are required to be measured at fair value through profit and loss under IAS 39. Specific disclosures requirements are included in IFRS 12. No material impact has resulted from the adoption of this revised standard.

        The following standards, amendments to existing standards and interpretations have been published and are mandatory for the accounting periods beginning on or after 1 July 2014 or later periods, but that PT SGPS has not early adopted:

  (a)
  IAS 1 (amendment), 'Disclosure initiative' (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by the European Union. This amendment provides guidance on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. Management is evaluating the impacts that might arise upon adoption of this revised standard

  (b)
  IAS 16 and IAS 38 (amendment), 'Acceptable methods of depreciation and amortisation calculation' (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by the European Union. This amendment clarifies that the use of revenue-based methods to calculate the depreciation / amortization of an asset is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an asset. It shall be applied prospectively. PT SGPS does not estimate any material impact that may take place, due to the adoption of these revised standards.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates (Continued)

  (c)
  IAS 16 and IAS 41 (amendment), 'Agriculture: bearer plants' (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment defines the concept of a bearer plant and removes it from the scope of IAS 41—Agriculture, to the scope of IAS 16—Property, plant and equipment, with the consequential impact on measurement. However, the produce growing on bearer plants will remain within the scope of IAS 41—Agriculture. PT SGPS does not estimate any impact that may take place, due to the adoption of these revised standards.

  (d)
  IAS 19 (amendment), 'Defined benefit plans—Employee contributions' (effective for annual periods beginning on or after 1 July 2014). This amendment is still subject to endorsement by European Union. This amendment apply to contributions from employees or third parties to defined benefit plans and aims to simplify the accounting when contributions are independent of the number of years of service. PT SGPS does not estimate any impact that may take place, due to the adoption of this revised standard.

  (e)
  IAS 27 (amendment), 'Equity method in separate financial statements' (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in separate financial statements. This amendment applies retrospectively. PT SGPS does not estimate any impact that may take place, due to the adoption of this revised standard.

  (f)
  Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between investor and its Associate or Joint venture' (effective for annual periods beginning on or after 1 January 2016).This amendment is still subject to endorsement by European Union. This amendment clarifies that the sale or contribution of assets between an investor and its associate or joint venture, entitles the investor to recognise a full gain or loss when the assets transferred constitute a business, and only a partial gain or loss (in the share owned by third parties) when it does not constitute a business. Management is evaluating the impacts that might arise upon adoption of these revised standards.

  (g)
  Amendments to IFRS 10, 12 and IAS 28, "Investment entities: applying consolidation exception" (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment clarifies that the exemption from the obligation to prepare consolidated financial statements by investment entities apply to an intermediate parent which is a subsidiary of an investment entity. The policy choice to apply equity method, under IAS 28, is extended to an entity, which is not an investment entity, but has an interest in an associate or joint venture which is an investment entity. PT SGPS does not estimate any impact that may take place, due to the adoption of these revised standards.

  (h)
  IFRS 11 (Amendment), 'Accounting for the acquisitions of interests in joint operations (effective for annual periods beginning on or after 1 January 2016). This amendment is still subject to endorsement by European Union. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business, being

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates (Continued)

    applied the principles of IFRS 3—Business combinations. PT SGPS does not estimate any impact that may take place, due to the adoption of this revised standard.

  (i)
  Improvements to standards 2010 - 2012, (generally effective for annual periods beginning on or after 1 July 2014). These improvements are still subject to endorsement by European Union. The 2010-2012 annual improvements affects: IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. Management is evaluating the impacts that might arise upon adoption of these revised standards.

  (j)
  Improvements to standards 2011 - 2013, (effective in European Union for annual periods beginning on or after 1 January 2015). The 2011-2013 annual improvements affects: IFRS 1, IFRS 3, IFRS 13 and IAS 40. Management is evaluating the impacts that might arise upon adoption of these revised standards.

  (k)
  Improvements to standards 2012 - 2014, (effective for annual periods beginning on or after 1 January 2016). These improvements are still subject to endorsement by European Union. The 2012-2014 annual improvements affects: IFRS 5, IFRS 7, IAS 19 and IAS 34. Management is evaluating the impacts that might arise upon adoption of these revised standards.

  (l)
  IFRS 9 (new), 'Financial instruments' (effective for annual periods beginning on or after 1 January 2018). This standard is still subject to endorsement by European Union. IFRS 9 replaces the guidance in IAS 39, regarding: (i) the classification and measurement of financial assets and liabilities; (ii) the recognition of credit impairment (through the expected credit losses model); and (iii) the hedge accounting requirements and recognition. Management is evaluating the impacts that might arise upon adoption of this new standard.

  (m)
  IFRS 14 (new), 'Regulatory deferral accounts' (effective for annual periods beginning on or after 1 January 2016). This standard is still subject to endorsement by European Union. This standard permits first—time adopters to continue to recognise amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, to enhance comparability with entities that already apply IFRS and do not recognise regulatory assets / liabilities, the referred amounts must be presented separately in the financial statements. PT SGPS does not estimate any impact that may take place, due to the adoption of this new standard.

  (n)
  IFRS 15 (new), 'Revenue from contracts with customers' (effective for annual periods beginning on or after 1 January 2017). This standard is still subject to endorsement by European Union. This new standard, applies only to contracts with customers to provide goods or services, and requires an entity to recognise revenue when the contractual obligation to deliver the goods or services is satisfied and by the amount that reflects the consideration the entity is expected to be entitled to, following a five step approach. Management is evaluating the impacts that might arise upon adoption of this new standard.

  (o)
  IFRIC 21 (new), 'Levies' (effective for annual periods beginning on or after 1 January 2014). Interpretation to IAS 37 and the recognition of a liability, clarifying that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment. Management is evaluating the impacts that might arise upon adoption of this new interpretation.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates (Continued)

Changes due to the presentation of discontinued operations

        As referred in Note 1, PT SGPS subscribed the share capital increase of Oi as of May 5, 2014 through the contribution in kind of PT Assets (as defined above). This transaction triggered the application of the provisions of IFRS 5—Non Current Assets Held for Sale and Discontinued Operations and, as such, PT SGPS restated the Consolidated Statements of Profit and Loss and Cash Flows for the years ended December 31, 2013 and 2012 by presenting the revenues, costs and cash flows of the businesses contributed to the Oi capital increase as discontinued operations. The impacts of this restatement are as follows:

Consolidated Income Statement for the year ended 31 December 2013

	Prior to restatement	Discontinued operations	Restated statement
	Euro
Total revenues	2,911,182,896	(2,911,182,896)	—
Costs, losses and (income)
Wages and salaries	399,282,587	(387,354,870)	11,927,717
Direct costs	458,795,641	(458,795,641)	—
Commercial costs	203,289,558	(203,289,558)	—
Supplies, external services and other expenses	619,296,236	(616,076,345)	3,219,891
Indirect taxes	42,304,690	(39,370,275)	2,934,415
Provisions and adjustments	25,828,265	(26,638,892)	(810,627)
Depreciation and amortisation	726,275,626	(726,038,337)	237,289
Post retirement benefits costs	40,462,686	(40,462,686)	—
Curtailment costs	127,052,643	(127,052,643)	—
Losses (gains) on disposal of fixed assets, net	(3,356,327)	3,335,037	(21,290)
Other operating expenses, net	(73,441,554)	(51,429,590)	(124,871,144)

Income before financial results and taxes	345,392,845	(238,009,096)	107,383,749
Net interest expenses	257,423,261	(275,968,502)	(18,545,241)
Equity in losses of joint ventures	2,185,679	4,613,734	6,799,413
Equity in earnings of associated companies, net	(442,783,587)	442,783,587	—
Net other financial losses	78,568,998	(65,532,606)	13,036,392
Income taxes	62,021,888	(66,394,767)	(4,372,879)

Net income from continuing operations	387,976,606	(277,510,541)	110,466,065
Net income from discontinued operations	—	277,510,541	277,510,541

Net income	387,976,606	—	387,976,606

Attributable to non-controlling interests	56,995,651	—	56,995,651
Attributable to equity holders of the parent	330,980,955	—	330,980,955

Earnings per share attributable to the equity holders of the parent
Basic	0.39	—	0.39
Diluted	0.39	—	0.39

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Income Statement for the year ended 31 December 2012

	Prior to restatement	Discontinued operations	Restated statement
	Euro
Total revenues	3,078,959,964	(3,078,959,964)	—
Costs, losses and (income)
Wages and salaries	413,625,772	(401,621,946)	12,003,826
Direct costs	457,394,347	(457,394,347)	—
Commercial costs	210,261,422	(210,261,422)	—
Supplies, external services and other expenses	640,593,782	(638,540,222)	2,053,560
Indirect taxes	43,762,487	(42,733,871)	1,028,616
Provisions and adjustments	23,267,253	(22,851,793)	415,460
Depreciation and amortisation	765,258,046	(764,978,470)	279,576
Post retirement benefits costs	57,540,318	(57,540,318)	—
Curtailment costs	2,366,806	(2,366,806)	—
Losses (gains) on disposal of fixed assets, net	(3,467,847)	3,473,631	5,784
Other operating expenses, net	(23,419,701)	24,167,744	748,043

Income before financial results and taxes	491,777,279	(508,312,144)	(16,534,865)
Net interest expenses	213,014,581	(222,648,068)	(9,633,487)
Equity in losses of joint ventures	3,011,998	907,543	3,919,541
Equity in earnings of associated companies, net	(210,273,584)	210,273,584	—
Net other financial losses	50,328,513	(38,619,093)	11,709,420
Income taxes	125,608,091	(138,763,475)	(13,155,384)

Net income from continuing operations	310,087,680	(319,462,635)	(9,374,955)
Net income from discontinued operations	—	319,462,635	319,462,635

Net income	310,087,680	—	310,087,680

Attributable to non-controlling interests	84,283,899	—	84,283,899
Attributable to equity holders of the parent	225,803,781	—	225,803,781

Earnings per share attributable to the equity holders of the parent
Basic	0.26	—	0.26
Diluted	0.26	—	0.26

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Statement of Cash Flows for the year ended 31 December 2013

	Prior to restatement	Discontinued operations	Restated statement
	Euro
OPERATING ACTIVITIES
Collections from clients	3,317,859,907	(3,317,859,907)	—
Payments to suppliers	(1,547,741,993)	1,542,971,347	(4,770,646)
Payments to employees	(448,235,543)	440,350,364	(7,885,179)
Payments relating to income taxes	(61,007,316)	46,600,354	(14,406,962)
Payments relating to post retirement benefits, net	(181,646,357)	181,646,357	—
Payments relating to indirect taxes and other	(225,555,115)	221,580,289	(3,974,826)

Cash flows from operating activities from continuing operations	853,673,583	(884,711,196)	(31,037,613)

Cash flows from operating activities from discontinued operations	—	884,711,196	884,711,196

Cash flows from operating activities(1)	853,673,583	—	853,673,583

INVESTING ACTIVITIES
Short-term financial applications	(316,661,421)	242,244,494	(74,416,927)
Interest and related income	143,376,851	(121,138,614)	22,238,237
Dividends	115,956,229	(29,474,225)	86,482,004
Financial investments	325,887,928	(325,778,518)	109,410
Tangible and intangible assets	(616,315,004)	616,360,074	45,070
Other investing activities	(16,364,735)	364,735	(16,000,000)

Cash flows from investing activities related to continuing operations	(364,120,152)	382,577,946	18,457,794

Cash flows from investing activities related to discontinued operations	—	(382,577,946)	(382,577,946)

Cash flows from investing activities(2)	(364,120,152)	—	(364,120,152)

FINANCING ACTIVITIES
Loans obtained net of loans repaid	(40,600,037)	40,600,037	—
Interest and related expenses	(409,619,877)	407,289,895	(2,329,982)
Dividends	(316,148,213)	31,489,650	(284,658,563)
Subsidies	1,671,740	(1,671,740)	—
Other financing activities	27,922	(27,922)	—

Cash flows from financing activities related to continuing operations	(764,668,465)	477,679,920	(286,988,545)

Cash flows from financing activities related to discontinued operations	—	(477,679,920)	(477,679,920)

Cash flows from financing activities(3)	(764,668,465)	—	(764,668,465)

Cash and cash equivalents at the beginning of the period	1,988,797,138	—	1,988,797,138
Change in cash and cash equivalents (4)=(1)+(2)+(3)	(275,115,034)	—	(275,115,034)
Effect of exchange differences	(54,731,590)	—	(54,731,590)

Cash and cash equivalents at the end of the period	1,658,950,514	—	1,658,950,514

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates (Continued)

Consolidated Statement of Cash Flows for the year ended 31 December 2012

	Prior to restatement	Discontinued operations	Restated statement
	Euro
OPERATING ACTIVITIES
Collections from clients	3,781,524,619	(3,781,524,619)	—
Payments to suppliers	(1,792,929,476)	1,786,817,079	(6,112,397)
Payments to employees	(444,284,849)	437,743,820	(6,541,029)
Payments relating to income taxes	(54,997,207)	58,170,229	3,173,022
Payments relating to post retirement benefits, net	(187,184,528)	187,184,528	—
Payments relating to indirect taxes and other	(240,298,575)	235,200,592	(5,097,983)

Cash flows from operating activities from continuing operations	1,061,829,984	(1,076,408,371)	(14,578,387)

Cash flows from operating activities from discontinued operations	—	1,076,408,371	1,076,408,371

Cash flows from operating activities(1)	1,061,829,984	—	1,061,829,984

INVESTING ACTIVITIES
Short-term financial applications	(161,184,651)	124,512,022	(36,672,629)
Interest and related income	150,709,606	(131,775,526)	18,934,080
Dividends	265,217,545	(79,234,315)	185,983,230
Financial investments	914,678	(914,678)	—
Tangible and intangible assets	(834,183,861)	834,218,353	34,492
Other investing activities	3,526,818	(3,526,818)	—

Cash flows from investing activities related to continuing operations	(574,999,865)	743,279,038	168,279,173

Cash flows from investing activities related to discontinued operations	—	(743,279,038)	(743,279,038)

Cash flows from investing activities(2)	(574,999,865)	—	(574,999,865)

FINANCING ACTIVITIES
Loans obtained	(1,048,702,097)	1,027,836,327	(20,865,770)
Interest and related expenses	(451,477,856)	445,804,749	(5,673,107)
Dividends	(604,124,170)	34,807,045	(569,317,125)
Subsidies	4,478,027	(4,478,027)	—
Other financing activities	(13,070,493)	13,070,493	—

Cash flows from financing activities related to continuing operations	(2,112,896,589)	1,517,040,587	(595,856,002)

Cash flows from financing activities related to discontinued operations	—	(1,517,040,587)	(1,517,040,587)

Cash flows from financing activities(3)	(2,112,896,589)	—	(2,112,896,589)

Cash and cash equivalents at the beginning of the period	3,642,079,676	—	3,642,079,676
Change in cash and cash equivalents (4)=(1)+(2)+(3)	(1,626,066,470)	—	(1,626,066,470)
Effect of exchange differences	(27,216,068)	—	(27,216,068)

Cash and cash equivalents at the end of the period	1,988,797,138	—	1,988,797,138

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

4. Changes in accounting policies and estimates (Continued)

        As mentioned in the 2013 annual report, as a result of the adoption of the amendments to IAS 19 and the adoption of IFRS 11 in that year, the reported Consolidated Statement of Financial Position as at 31 December 2012 and Consolidated Income Statement and Consolidated Statement of Cash Flows for the year ended 31 December 2012 were restated in the 2013 consolidated annual report in relation to the information that had been presented in the 2012 consolidated annual report. In 2014, as mentioned above, the restatement of previous years refers only to the provisions of IFRS 5—Discontinued operations following of the share capital increase of Oi as of May 5, 2014 subscribed by PT SGPS through the contribution in kind of PT Assets (as defined above).

5. Exchange rates used in the translation of financial statements denominated in foreign currency

        As at December 31, 2014 and 2013, assets and liabilities denominated in the main foreign currencies were translated to euros using the following exchange rates to the Euro:

Currency	31 Dec 2014	31 Dec 2013
Real	3.2207	3.2576
USD	1.2141	1.3791

        During the years 2014, 2013 and 2012 income statements and cash flows of subsidiaries, associated companies and joint ventures expressed in foreign currency were translated to euros using the following average exchange rates:

Currency	2014	2013	2012
Real	3.1211	2.8685	2.5084
USD	1.3285	1.3281	1.2848

6. Wages and salaries

        The composition of this caption in 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	Euro
Fixed and variable remuneration(i)	(7,856,336)	11,209,159	11,111,940
Social security	1,949,060	584,238	668,808
Health care benefits related to active employees	30,706	26,531	106,774
Training	11,213	10,960	8,661
Other	66,532	96,829	107,644

	(5,798,825)	11,927,717	12,003,826

(i)
The negative expense of this caption in 2014 mainly reflects the reversal in 2014 of the compensation to be paid, and as such, PT SGPS partially reversed part of the accrual recorded in prior years.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

7. Supplies, external services and other expenses

        The composition of this caption in the 2014, 2013 and 2012 financial years is as follows:

	2014	2013	2012
	Euro
Specialized work(i)	22,544,144	2,146,696	743,146
Insurance	2,399,783	493,850	493,459
Travelling	366,983	245,994	326,688
Operating leases	355,652	341	6,560
Other	560,998	333,010	483,706

	26,227,560	3,219,891	2,053,560

(i)
The increase in expenses in 2014 mainly reflects legal and financial consulting fees incurred in the context of the business combination between PT SGPS and Oi.

8. Indirect taxes

        The composition of this caption in 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	Euro
Value added tax(i)	6,312,012	2,765,080	720,986
Other	59,310	169,335	307,631

	6,371,322	2,934,415	1,028,616

(i)
The increase in this caption is mainly due to non-deductible Value Added Tax ("IVA") relating to legal and financial consulting fees (Note 7).

9. Net other gains

        In 2014 and 2013, net other gains amounted to Euro 979,372 and Euro 124,871,144 respectively, as compared to net other losses of Euro 748,043 in 2012. In 2013, this caption includes mainly a gain of Euro 134 million resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, for an amount of Euro 16 million that was lower than the liability initially recognized.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

10. Net interest income

        The composition of this caption in 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	Euro
Interest expense
Related to loans obtained and financial instruments	525,466	2,301,137	5,593,021
Interest income
Related to cash and cash equivalents	(11,576,780)	(18,706,515)	(15,230,331)
Other	(621,077)	(2,139,863)	3,823

	(11,672,391)	(18,545,241)	(9,633,487)

11. Net other financial expenses

        The composition of this caption in 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	Euro
Bank commissions and expenses	2,146,049	6,564,054	12,320,824
Other(i)	36,848,159	3,450,600	358,952

	38,994,208	10,014,653	12,679,776

(i)
In 2014 this caption includes (1) a provision amounting Euro 27 million (Note 36) related to the financial impact of the Exchange Agreement entered into with Oi and (2) the financial expenses incurred with the business combination with Oi, namely, tax on financial transactions (IOF) paid in Brazil arising from the transfer of funds from Portugal.

12. Taxes and rates

12.1.  Classification

        In 2013 and 2012, companies located in mainland Portugal were subject to Corporate Income Tax at a base rate of 25%, with an additional (1) Municipal Surtax of up to 1.5% levied on taxable income, and (2) a State Surtax of 3.0% levied on taxable profit between Euro 1.5 million and Euro 7.5 million (Euro 10 million in 2012) and of 5.0% levied on taxable profit in excess of Euro 7.5 million (Euro 10 million in 2012), resulting in a maximum aggregate tax rate of approximately 31.5%, for taxable profit in excess of Euro 7.5 million.

        In 2014, companies located in mainland Portugal were subject to Corporate Income Tax at a base rate of 23%, with an additional (1) Municipal Surtax of up to 1.5% levied on taxable income, and (2) a State Surtax of 3.0% levied on taxable profit between Euro 1.5 million and Euro 7.5 million, of 5.0% levied on taxable profit between Euro 7.5 million and Euro 35 million, and of 7.0% levied on taxable profit in excess of Euro 35 million, resulting in a maximum aggregate tax rate of approximately 31.5%, for taxable profit in excess of Euro 35 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

12. Taxes and rates (Continued)

        As of January 1, 2015, following a change in legislation approved in December 2014 which reduced the base rate by 2.0%, companies located in mainland Portugal were subject to Corporate Income Tax at a base rate of 21%, with an additional (1) Municipal Surtax of up to 1.5% levied on taxable income, and (2) a State Surtax of 3.0% levied on taxable profit between Euro 1.5 million and Euro 7.5 million, of 5.0% levied on taxable profit between Euro 7.5 million and Euro 35 million, and of 7.0% levied on taxable profit in excess of Euro 35 million, resulting in a maximum aggregate tax rate of approximately 29.5%, for taxable profit in excess of Euro 35 million.

        When calculating taxable income to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from accounting income.

12.2.  Deferred Taxes

        The composition and movement in deferred tax assets and liabilities during the years ended December 31, 2014 and 2013 are as follows:

			Increases and reductions
	Balance 31 Dec 2013	Changes in the consolidation perimeter(i)	Net income(ii)	Other reserves and accumulated earnings(iii)	Transfers and other movements	Balance 31 Dec 2014
	Euro
Deferred tax assets
Post-retirement benefits	288,222,361	(278,443,383)	(3,261,862)	(6,520,475)	3,359	—
Tax losses carryforward	208,913,360	(568,413)	(208,418,368)	—	73,421	—
Provisions and adjustments	55,852,067	(54,216,003)	(63,007)	—	(1,573,057)	—
Financial instruments	767,953	—	(712,450)	—	(55,503)	—
Other	11,139,177	(8,504,219)	(2,213,539)	—	(421,419)	—

	564,894,918	(341,732,018)	(214,669,226)	(6,520,475)	(1,973,199)	—

Deferred tax liabilities
Revaluation of fixed assets	148,113,148	(148,113,148)	—	—	—	—
Gains on disposals of investments	490,381	(490,381)	—	—	—	—
Financial instruments	13,143,452	—	—	—	(13,143,452)	—
Other	82,077,712	(81,109,129)	(1,397,703)	—	429,120	—

	243,824,693	(229,712,658)	(1,397,703)	—	(12,714,332)	—

		(112,019,360)	(213,271,523)	(6,520,475)	10,741,133

(i)
This caption mainly concerns deferred tax assets and liabilities of the businesses contribuded in kind by PT SGPS to Oi in the capital increase realized by Oi on May 5, 2014. After that date, these deferred tax assets and liabilities were no longer consolidated.

(ii)
Increases and reductions in deferred tax assets and liabilities registared in net income include Euro 1.6 million in respect of to continuing operations and Euro 211.7 million included in the profit and loss of discontinued operations. This last amount reflects primarily the write-off of deferred tax assets in respect of tax losses in the amount of Euro 208 million, as a result of the discontinuation of businesses in Portugal that carried those tax losses (Note 1).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

12. Taxes and rates (Continued)

(iii)
Increases and reductions in deferred tax assets and liabilities recorded through other reserves and accumulated earnings reflect primarily the tax effects on the actuarial gains recognized in the period between January 1 and April 30, 2014.

		Increases and reductions		Change in tax rate(iii)
	Balance 31 Dec 2012	Net income(i)	Other reserves and accumulated earnings(ii)	Net income(i)	Other reserves and accumulated earnings(ii)	Foreign currency translation adjustments(iv)	Transfers and other movements	Balance 31 Dec 2013
	Euro
Deferred tax assets
Post-retirement benefits	282,575,908	(4,329,497)	34,979,436	(11,356,545)	(13,548,178)	—	(98,763)	288,222,361
Tax losses carryforward(v)	194,508,970	32,527,726	—	(18,123,336)	—	—	—	208,913,360
Provisions and adjustments	69,034,645	(11,867,267)	—	(1,803,423)	—	22,326	465,786	55,852,067
Financial instruments	2,267,475	(793,571)	(634,984)	(66,779)	—	—	(4,188)	767,953
Other	12,013,814	(488,250)	—	(725,126)	—	2,506	336,233	11,139,177

	560,400,812	15,049,141	34,344,452	(32,075,209)	(13,548,178)	24,832	699,068	564,894,918

Deferred tax liabilities
Revaluation of fixed assets	171,526,102	(10,526,934)	—	—	(12,879,404)	—	(6,616)	148,113,148
Gains on disposals of investments	1,053,237	(520,215)	—	(42,642)	—	—	1	490,381
Financial instruments	14,286,361	—	—	—	(1,142,909)	—	—	13,143,452
Other(vi)	83,525,446	357,042	—	(418,379)	—	(7,580,323)	6,193,926	82,077,712

	270,391,146	(10,690,107)	—	(461,021)	(14,022,313)	(7,580,323)	6,187,311	243,824,693

		25,739,248	34,344,452	(31,614,188)	474,135	7,605,155	(5,488,243)

(i)
The variations in deferred tax assets and liabilities registered in through net income include costs of Euro 2.8 million and Euro 3.1 million in respect of the continuing and discontinued operations, respectively.

(ii)
Increases and reductions in deferred tax assets and liabilities registered in through other reserves and accumulated earnings mainly reflect the tax effects on net actuarial losses recognized in the period, revaluation reserves and losses in respect of under cash-flow hedges in the amounts of Euro 21,431,258, Euro 12,879,404 and Euro 507,925, respectively.

(iii)
This caption mainly includes the impact of the decrease in the statutory tax rate applicable in Portugal as of 2014, as mentioned above.

(iv)
Foreign currency translation adjustments relate mainly to the impact of the depreciation of the Namibian Dollar against the Euro.

(v)
This caption corresponds to PT SGPS's reportable tax losses that were generated in 2011, 2012 and 2013 and had a maturity of four years for the tax losses generated in 2011 and five years for the tax losses generated in 2012 and 2013. In 2014, as mentioned above, the Company derecognized these deferred tax assets as a result of the discontinuation of businesses in Portugal that carried those tax losses.

(vi)
Other deferred tax liabilities as at December 31, 2013 mainly include the tax effect on unpaid dividends from associated companies, in the amount of Euro 62 million.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

12. Taxes and rates (Continued)

12.3.  Reconciliation of income tax

        The reconciliation between the nominal and the effective income tax rate for the years 2014, 2013 and 2012 is as follows:

	2014	2013	2012
	Euro
Income before taxes	(795,231,136)	106,093,185	(22,530,339)
Statutory tax rate	23.0%	25.0%	25.0%

	(182,903,161)	26,523,296	(5,632,585)
Difference in tax rates(i)	(304,172)	1,247,944	(645,516)
Permanent differences(ii)	176,814,764	(31,800,147)	979,885
Adjustments to the income taxes of previous years(iii)	(28,876,991)	(1,632,296)	(9,476,750)
Other	(66,913)	1,288,324	1,619,582

	(35,336,473)	(4,372,879)	(13,155,384)

Income tax
Income tax-current	(36,943,543)	(7,175,371)	(12,606,569)
Deferred taxes	1,607,070	2,802,492	(548,815)

	(35,336,473)	(4,372,879)	(13,155,384)

(i)
This caption corresponds to the impact of the difference between the statutory tax rate applicable in Portugal and the tax rate applicable to Bratel Brasil, the earnings of which are taxed at a rate of 34%.

(ii)
In 2014, this caption is related to the Company's interest in the losses of joint ventures recognized using the equity method, losses on financial assets and other investments, and provision for the financial impact of the Exchange Agreement entered into by PT SGPS and Oi. In 2013, this caption reflects the non-taxable gain related to the settlement of contractual obligations assumed within the scope of the acquisition of the investments in Oi (Note 9). This effect is partially offset by the non-deductible losses from joint ventures.

(iii)
This caption includes corrections to the estimate of income tax from previous periods and the strengthening or reversal of provisions for tax contingencies in respect of income tax. In 2014, this caption mainly includes the reversals of provisions for tax contingencies in respect of income tax in the amount of Euro 27 million (Note 36), resulting from the agreement entered into with Oi and in which Oi assumes all tax contingencies that arose prior to May 5, 2014, applicable to the tax contingencies related to PT Portugal and its subsidiaries and to the tax contingencies directly related to PT SGPS provided they arose before said date.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

13. Discontinued operations

        As mentioned in Note 1, on May 5, 2014, PT SGPS contributed the majority of its businesses to the Oi capital increase. Consequently, the revenues and costs of these businesses in the period between January 1 and May 5, 2014 and in the years ended December 31, 2013 and 2012 are presented in the caption "Net income from discontinued operations".

        In addition, this caption also includes the gain recorded in connection with the contribution of these businesses to the Oi share capital increase, as explained in Note 1. The detail of this caption is as follows:

	2014	2013	2012
	Euro
Net gain recorded in connection with the contribution of PT Assets to Oi's share capital increase in exchange for an additional interest in Oi (Note 1)	698,529,871	—	—
Net income before non-controlling interests of businesses contributed to Oi share capital increase(i)	(227,871,261)	277,510,541	319,462,635

Net income from discontinued operations	470,658,610	277,510,541	319,462,635

(i)
This caption corresponds to the net income before the non-controlling interests of the businesses contributed to the Oi capital increase between January 1 and May 5, 2014 and for the years ended December 31, 2013 and 2012. The composition of this caption is presented in the table below.

        The composition of net income before non-controlling interests of the businesses contributed to the Oi capital increase, for the periods between January 1 and May 5, 2014 and in the years ended December 31, 2013 and 2012 is as follows:

	2014	2013	2012
	Euro
Operating revenues	945,500,482	2,911,182,896	3,078,959,964
Operating costs	834,880,672	2,673,173,801	2,570,647,820

Income (loss) before financial results and taxes	110,619,810	238,009,095	508,312,144
Financial gains (losses)(i)	(85,640,238)	105,896,214	(50,086,034)

Income before income taxes	24,979,572	343,905,309	458,226,110
Provision for income taxes(ii)	(252,850,833)	(66,394,767)	(138,763,475)

Net income (loss) before non-controlling interests of businesses contributed to Oi share capital increase	(227,871,261)	277,510,541	319,462,635

(i)
In the year ended December 31, 2013, this caption includes a gain of Euro 310 million related to the disposal of the investment in CTM completed in June 2013.

(ii)
In the period between January 1 and May 5, 2014, as mentioned in Note 12, this caption includes a loss of Euro 208 million relative to the write-off of deferred tax assets in respect of tax losses as a result of the discontinuation of the businesses that justified the recognition of these tax losses, under the tax consolidation regime.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

13. Discontinued operations (Continued)

        The cash flows of the businesses contributed to the Oi capital increase were also presented in specific captions of discontinued operations. The cash flows of discontinued operations between January 1 and May 5, 2014, and in the years ended December 31, 2013 and 2012 were as follows:

	2014	2013	2012
	Euro
Operating activities(i)	158,484,843	884,711,196	1,076,408,370
Investing activities(ii)	(241,193,564)	(382,577,946)	(743,279,037)
Financing activities(iii)	467,018,223	(477,679,920)	(1,517,040,587)

	384,309,502	24,453,330	(1,183,911,254)

(i)
The cash flows from discontinued operations in 2014 correspond to the period between January 1 and May 5, 2014, compared to the cash flows for all of the 2013 and 2012 financial year, which explains the lower cash flows from operating activities. The decrease in 2013 compared to 2012 is primarily explained by lower collections from customers, reflecting the decline in revenues in PT SGPS' former Portuguese telecommunications business, partially offset by lower payments to suppliers.

(ii)
The variation in the cash flows from investing activities also reflects fewer months in 2014 when compared to 2013 and 2012, and less payments in respect of investments in tangible and intangible assets, which benefit from the significant investments made in previous years in the FTTH and 4G-LTE networks. These effects were partially offset by the amount obtained in June 2013 for the disposal of the investment in CTM (Euro 336 million). The reduction in net payments in 2013 over 2012 reflects the proceeds from the sale of CTM in 2013 (Euro 336 million) and also a decrease in cash payments for the acquisition of tangible and intangible assets, mainly due to low capital expenditures in PT SGPS's former Portuguese telecommunications business, effects that were partially offset by a reduction in dividends received from Unitel and higher investments in short-term financial applications.

(iii)
In the period between January 1 and May 5, 2014, this caption mainly reflects the cash inflows deriving from the increase in amounts due in relating to the commercial paper programs, as mentioned in Note 32. This effect was partially offset by the interest paid during this period given that the total consolidated gross debt was transferred to Oi in the capital increase. In the year 2013, this caption includes (1) payments related to interest and similar expenses, in the total amount of approximately Euro 407 million (2) payments of dividends to non-controlling interests of the discontinued companies, in the total amount of approximately Euro 31 million, and (3) repayment of loans, net of inflows from new loans, in the total amount of approximately Euro 41 million. The variation in this caption reflects the inflows in 2014 from the increase in amounts due under the commercial paper programs, as mentioned in Note 32 given that the total gross debt had a significantly lower variation in the 2013 financial year. In 2012, net cash outflows from financing activities relating to discontinued operations amounted to Euro 1,517.0 million, reflecting mainly (1) a net cash outflow of Euro 1,028 million, corresponding to cash

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

13. Discontinued operations (Continued)

  payments from loans repaid net of cash receipts from loans obtained, (2) payments of interest and related expenses (Euro 445 million) and (3) payments of dividends to non-controlling interests (Euro 35 million).

  14. Non-controlling interests

          During 2014 and 2013, the movements in non-controlling interests were as follows:

	Balance 31 Dec 2013	Acquisitions (disposals) and share capital increases (reductions)(i)	Net income	Dividends	Currency translation adjustments	Other movements	Balance 31 Dec 2014
	Euro
Africatel	109,555,793	(113,741,403)	4,931,973	—	(2,196,361)	1,449,998	—
MTC	48,951,581	(56,024,238)	7,194,083	—	(121,425)	(1)	—
Cabo Verde Telecom	36,754,784	(37,981,629)	1,229,213	—	—	(2,368)	—
Timor Telecom	12,535,395	(12,180,687)	(304,074)	—	(50,634)	—	—
CST	8,401,954	(8,291,784)	(110,170)	—	—	—	—
TPT	3,795,842	(3,687,024)	(93,621)	—	—	(15,197)	—
LTM	2,053,265	(2,431,417)	443,630	—	(65,478)	—	—
Kenya Postel Directories	631,239	(380,456)	56,105	(101,991)	(6,888)	(198,009)	—
Previsão	448,895	(451,000)	2,105	—	—	—	—
Other	2,366,990	(2,560,162)	205,140	—	(11,967)	(1)	—

	225,495,738	(237,729,800)	13,554,384	(101,991)	(2,452,753)	1,234,422	—

(i)
This caption is related to the non-controlling interests as at May 5, 2014, for discontinued businesses that were contributed in the Oi capital increase.

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

(i)
Foreign currency translation adjustments are mainly related to the impact of the depreciation of the Namibian Dollar and US Dollar against the Euro.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

15. Earnings per share

        Earnings per share for the years 2014, 2013 and 2012 were calculated as follows:

		2014	2013	2012
		Euro
Income (loss) from continuing operations	(1)	(759,894,663)	110,466,065	(9,374,955)
Income from discontinued operations, net of non-controlling interests	(2)	457,104,226	220,514,890	235,178,736

Net income attributable to equity holders of the parent	(3)	(302,790,437)	330,980,955	225,803,781
Financial costs related to exchangeable bonds (net of tax)(i)	(4)	10,866,947	30,807,282	30,442,820

Net income considered in the computation of the diluted earnings per share	(5)	(291,923,490)	361,788,237	256,246,601

Weighted average common shares outstanding in the period(ii)	(6)	868,759,659	855,053,670	856,659,594
Effect of the exchangeable bonds(i)		28,827,084	84,175,084	82,472,694

	(7)	897,586,743	939,228,754	939,132,288

Earnings per share from continuing operations
Basic	(1)/(6)	(0.87)	0.13	(0.01)
Diluted	[(1)+(4)]/(7)	(0.87)	0.13	(0.01)
Earnings per share from discontinued operations, net of non-controlling interests
Basic	(2)/(6)	0.53	0.26	0.27
Diluted	(2)/(7)	0.51	0.23	0.25
Earnings per share attributable to equity holders of the parent
Basic	(3)/(6)	(0.35)	0.39	0.26
Diluted	(5)/(7)	(0.35)	0.39	0.26

(i)
The dilutive effects correspond to the impact of convertible bond loans issued in August 2007, applicable up to May 5, 2014, which is the date on which these loans were transferred to PT Portugal in the context of the Oi capital increase.

(ii)
Weighted average shares outstanding were computed considering the 896,512,500 shares issued adjusted for (1) 20,640,000 treasury shares, applicable for all periods presented, and (2) PT SGPS's stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between PT SGPS and Oi. As at May 5, 2014, following the Oi capital increase, the Company derecognized these treasury shares indirectly held through its investment in Oi.

16. Dividends

        On April 27, 2012, the Annual Shareholders' Meeting of PT SGPS approved the proposal of the Board of Directors to distribute a dividend of 65 cents Euro per share, of which 21.5 cents per share were paid on January 4, 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents Euro per share were paid on May 25 2012, amounting to Euro 381,004,538 in relation to 875,872,500 shares, which includes an amount of Euro 9,067,098 paid to Telemar Norte Leste in relation to a portion of the PT SGPS'89,651,205 shares held by this entity corresponding to Company's effective interest in Oi, resulting in a net impact on shareholders' equity amounting to Euro 371,937,439.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

16. Dividends (Continued)

        On April 19, 2013, the Annual Shareholders' Meeting of PT SGPS approved the Board of Directors' proposal to distribute a dividend of 32.5 cents Euro per share, which was paid on May 17, 2013, in the total amount of Euro 284,658,563 in respect of 875,872,500 shares, which includes Euro 6,774,270 paid to Telemar Norte Leste relating to 89,651,205 PT SGPS shares held by this entity, resulting in a net impact on shareholders' equity of Euro 277,884,293.

        On April 30 2014, the Annual Shareholders' Meeting of PT SGPS approved the Board of Directors' proposal to distribute a dividend of 10.0 cents Euro per share, which was paid on May 30, 2014, in the total amount of Euro 87,587,250 in respect of 875,872,500 shares, which includes Euro 2,076,949 paid to Telemar Norte Leste in relating to 89,651,205 PT SGPS shares held by this entity, resulting in a net impact on shareholders' equity of Euro 85,510,302.

        The cash amounts mentioned above correspond to the unitary dividend paid considering the 896,512,500 issued shares adjusted by 20,640,000 treasury shares.

17. Short-term investments

        The amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2013, the composition of this caption was as follows:

2013
Euro
Debt securities(i)	750,000,000
Debentures(ii)	161,820,445
Other short-term investments	2,308,312

914,128,757

(i)
As of December 31, 2013, this caption includes debt securities issued by the company Espírito Santo International in the following amounts: (a) 500 million euros subscribed by PT Finance on November 8, 2013, which were settled on their maturity date of February 10, 2014 for their principal amount plus accrued interest; (b) 200 million subscribed by PT SGPS on October 29, 2013, which were settled on their maturity date of January 29, 2014 for their principal amount plus accrued interest; and (c) 50 million subscribed by PT Finance on November 20, 2013, which were settled for their principal amount plus accrued interest on their maturity date of February 20, 2014. These repayments were classified as inflows from investing activities of discontinued operations. Repayments were reinvested in debt securities issued by Rioforte, as described in Note 1 and Note 42, in the total amount of Euro 897 million that were transferred to Oi on May 5, 2014.

(ii)
On December 31, 2013, debentures in the approximate amount of Euro 162 million were issued by Brazilian financial institutions and were subscribed by Brazilian subsidiaries of PT SGPS. These debentures had high liquidity and a credit risk similar to that of the financial institution. Up to May 5, 2014, the debentures included in this caption were repaid and the amounts obtained from the repayment of these investments, plus the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

17. Short-term investments (Continued)

  amount obtained in the Bratel Brasil and in PTB2 capital increase realized by Bratel BV, were used by these entities for the subscription of convertible debentures issued by controlling shareholders of Oi, as explained in Note 1.

  18. Accounts receivable—Trade

          The amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2013, this caption has the following composition:

31 Dec 2013
Euro
Accounts receivable—trade:
Accounts receivable from customers	878,013,992
Unbilled revenues(i)	122,248,587

Sub-total	1,000,262,579
Adjustments for doubtful accounts receivable—trade	(237,326,106)

762,936,473

(i)
As at December 31, 2013, this caption relates to accrued revenue with Fundação das Comunicações Móveis in the total amount of Euro 56 million, which related mainly to 2010 and previous years. The remaining amounts included under this caption are mainly in respect of revenues recorded in 2013 but only billed in 2014.

19. Accounts receivable—Others

        Most of the amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2014 and 2013, this caption has the following composition:

	31 Dec 2014	31 Dec 2013
	Euro
Current accounts receivable—other
Receivables from related parties(i)	8,137,404	234,818,369
Advances to suppliers	15,612	17,525,855
Accrued interest income	27,973	7,278,309
Other(ii)	155,275	158,062,517

Sub-total	8,336,265	417,685,050
Adjustments for other current accounts receivable	(8,268,835)	(11,233,554)

	67,430	406,451,496

(i)
As at December 31, 2013, this caption mainly included dividends receivable from the associated company Unitel (Note 41). As at December 31, 2014, this caption mainly comprises receivables from PT Brasil that was totally adjusted.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

19. Accounts receivable—Others (Continued)

(ii)
As at December 31, 2013, this caption includes the amount of the estimated net compensation receivable from the Portuguese State from prior years costs supported by the Group with the Universal Service obligation under the Concession Agreement.

20. Inventories

        The amounts included in this caption were transferred to Oi on May 5, 2014, in the context of the Oi capital increase (Note 1). As at December 31, 2013, this caption has the following composition:

31 Dec 2013
Euro
Merchandise(i)	82,657,026
Raw materials and consumables	31,308,018
Work in progress	1,751,563

Sub-total	115,716,607
Adjustments for obsolete and slow-moving inventories	(29,843,659)

85,872,948

(i)
As at December 31, 2013, this caption mainly included mobile terminal equipments and fixed telephones, modems (ADSL Internet access) and set-top boxes from the telecommunications business in Portugal.

21. Taxes receivable and payable

        Most of the amounts included under this item were transferred to Oi on May 5, 2014, as part of the capital increase carried out by this entity (Note 1). On December 31, 2014 and 2013, this item is composed as follows:

	31 Dec 2014		31 Dec 2013
	Receivable	Payable	Receivable	Payable
	Euro
Current taxes
Value-added tax	—	183,628	14,869,413	41,104,614
Income taxes	325,565	4,898,787	51,905,644	2,165,427
Personnel income tax witholdings	—	153,738	—	9,330,374
Social Security Contributions	—	110,195	—	10,828,681
Other	2,358	—	296,235	2,611,168

	327,923	5,346,348	67,071,292	66,040,264
Taxes in foreign countries	5,808,012	9,666	3,861,167	14,067,678

	6,135,935	5,356,014	70,932,459	80,107,942

Non-current taxes
Taxes in foreign countries	3,440	38,593	24,739	—

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

22. Prepaid expenses

        Most of the amounts included under this item were transferred to Oi on May 5, 2014, as part of the capital increase carried out by this entity (Note 1). On December 31, 2014 and 2013, this balance comprises:

	31 Dec 2014	31 Dec 2013
	Euro
Interest paid in advance	—	29,563,928
Marketing and publicity expenses paid in advance	—	6,370,358
Direct costs	—	5,841,850
Rentals	—	6,035,233
Maintenance and repairs	—	3,290,448
Telephone directories	—	2,918,237
Other	11,997	11,224,050

	11,997	65,244,104

23. Other current and non-current assets

        The amounts included under this item were transferred to Oi on May 5, 2014, as part of the capital increase carried out by this entity (Note 1). On December 31, 2013, other current and non-current assets amounted to Euro 3,985,415 and Euro 594,998 , respectively, and mainly included judicial deposits in respect of PT Brasil, made in connection with legal actions for which risk of loss was deemed probable, possible or remote, based on the decisions of judicial authorities and generally bear interest or are adjusted for inflation.

24. Non-current assets held for sale

        As at December 31, 2014, this item amounted to Euro 388 million and corresponds to the fair value of the Oi shares delivered on March 30, 2015 by PT SGPS to PT Finance under the Exchange Agreement entered into with Oi on September 8, 2014. The fair value of these shares was determined based on the shares price of Oi on December 31, 2014, and in 2014 the company recorded a loss of Euro 362 million mainly relating to the depreciation of such shares of Oi between September 8 and December 31, 2014.

        As at December 31, 2013, this item comprised the carrying value of the investment in Sportinveste Multimédia, in the amount of Euro 4,653,741, which is lower than its fair value less costs to sell and was classified as a non-current asset held for sale under an agreement concluded on December 20, 2012, in relation to a set of transactions, at the end of which, PT SGPS would hold a 25% stake in a joint venture comprising the current Sport TV Portugal S.A. ("Sport TV"), Sportinveste Multimédia and P.P. TV—Publicidade de Portugal e Televisão, S.A. ("PPTV"). This investment was transferred to Oi on May 5, 2014 as part of the capital increase carried out by this entity.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures

        This item corresponds to joint venture investments, mainly including investments in Oi, Contax and their respective controlling shareholders. The following transactions were carried out on May 5, 2014, as mentioned in Note 1:

  •
  PT SGPS subscribed to Oi's capital increase through the contribution in kind of PT Assets (Note 1), as a result of which obtained a direct stake of 32.8%.

  •
  Bratel Brasil and PTB2 subscribed to R$4,788 million (Euro 1,555 million) of bonds convertible into shares of certain companies that directly or indirectly controlled AG and LF, an amount which was used by AG and LF to repay their debt and subscribe to convertible bonds issued by TmarPart, which in turn also used these funds to repay its own debt;

  •
  PT SGPS exchanged its shares in CTX and in Contax for an additional stake in the companies that directly or indirectly control AG and LF, which at the time only held shares in Oi and TmarPart.

        As a result of the above transactions:

  •
  PT SGPS no longer has a stake in CTX and in Contax;

  •
  Bratel Brasil increased its direct stake in EDSP75 and in PASA from 35.0% to 57.5%; these entities hold 100% of LF and AG, respectively;

  •
  PTB2 now holds a 65.0% stake in Sayed and Venus, entities that hold a 42.5% stake in the companies EDSP75 and PASA;

  •
  Bratel Brasil's 12.1% direct stake in TmarPart was reduced to 5.0% as a result of the convertible debentures subscribed to by LF and AG, which increased their 19.4% direct stake in TmarPart to 37.2%; and

  •
  PT SGPS increased its 35.0% stake in LF and in AG to 85.1%, increased its 25.6% stake in TmarPart to 68.4% and increased its 23.2% stake in Oi to 39.7%.

        On September 8, 2014, as explained above, PT SGPS entered into an Exchange Agreement, exchanging a portion of Oi shares owned directly by PT SGPS, representing 16.9% of the outstanding shares of Oi on that date, for the Rioforte debt securities. This agreement was executed on March 30, 2015, after obtaining all necessary approvals. As a result of the agreement on September 8, 2014, the part of the investment in Oi to be delivered in connection with the Exchange Agreement, corresponding to the 16.9% mentioned above, has been classified as a non-current asset held for sale and measured at fair value based on the share price of Oi (Note 24). The remaining stake of 22.8%, including shares of 15.9% and 3.0% held directly by PT SGPS and Bratel Brasil and the 3.9% held indirectly through holding companies, remained classified as an investment in joint ventures as at December 31, 2014 and accounted for in accordance with the equity method.

        The operating segments as at 31 December 2013 and 2012, based on the manner the Board of Directors reviewed and assessed the performance of PT SGPS's businesses to make decisions about resources to be allocated, included the segment Telecommunications in Brazil—Oi and also the segment Telecommunications in Portugal. There was no differences between operating and reportable segments. PT SGPS disclosed Oi as an operating segment since the Company's management reviewed

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

and assessed its performance periodically, notwithstanding Oi being a joint venture in accordance with IFRS 11 and thus accounted for by the equity method. The disclosures of this operating segment are mentioned in this note. Regarding the operating segment "Telecommunications in Portugal", as mentioned in Note 1 and throughout this report, PT Portugal is owned by Oi since May 5, 2014 and, as such, is disclosed as being part of Oi's investment as from that date. For the period between January 1 and May 5, 2014 and the years ended December 31, 2013 and 2012, the operating segment "Telecommunications in Portugal" is presented as a discontinued operation (Note 13).

25.1.  Detail of investments in joint ventures

        As required by IFRS 11, these joint venture investments are accounted for in accordance with the equity method. On December 31, 2014 and 2013, the detail of these investments is as follows:

	31 Dec 2014	31 Dec 2013
	Euro million
Direct investment in each entity
Oi(i)	574	2,013
Telemar Participações(ii)	7	78
EDSP75 Participações(iii)	44	121
PASA Participações(iii)	46	125
Sayed RJ Participações(iv)	21	—
Venus RJ Participações(iv)	22	—
Contax(v)	—	54
CTX Participações(v)	—	16
Ericsson Inovação	—	2

	714	2,408

Effective investment in each entity
Oi(vi)	693	2,650
Contax e CTX Participações(v)	—	70
Controlling holding companies of Oi(vii)	21	(312)

	714	2,408

(i)
On December 31, 2014 and 2013, this financial investment represent the 18.9% (including the 15.9% and 3.0% shares held by PT SGPS and by Bratel Brasil) and 15.4% direct stake, respectively.

(ii)
On December 31, 2014 and 2013, this financial investment corresponded to Bratel Brasil's direct stake in this entity (5.0% and 12.1%, respectively), thus reflecting the Company's direct stake in (a) Tmar Part investment in Oi (3.7% and 18.8%, respectively), and (b) in Tmar Part remaining net assets, which amounted to Euro 34 million on December 31, 2014, and net liabilities of Euro 891 million on December 31, 2013, with the second amount including Tmar Part gross debt on that date, in the amount of Euro 942 million, which was repaid in full in 2014 with the proceeds of the issuance of convertible debentures.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

(iii)
On December 31, 2014 and 2013, these financial investments corresponded to Bratel Brasil's direct stake in these entities (57.5% and 35.0%, respectively), thus reflecting the company's direct stake in (a) the investments that these entities hold through LF and AG (100% owned by EDSP75 and PASA, respectively), in Oi (0.8% and 4.3%, respectively) and in TmarPart (37.2% and 19.4%, respectively), and (b) in the remaining net liabilities of LF and AG, totalling Euro 2 million on December 31, 2014 and Euro 243 million on December 31, 2013, the reduction of which is largely explained by the full repayment of the gross debt of LF and AG in 2014 with the proceeds of the issuance of convertible debentures.

(iv)
On December 31, 2014, these financial investments corresponded to the 65.0% direct stake held by PTB2 in these entities.

(v)
As mentioned above, in 2014 PT SGPS exchanged its shares in CTX Participações and in Contax for an additional stake in the companies that directly or indirectly control AG and LF.

(vi)
This item reflects PT SGPS's stake in Oi (22.8% on December 31, 2014, after reduction of the portion classified as non-current asset held for sale, and 23.2% at December 31, 2013, respectively).

(vii)
This item reflects PT SGPS's stake in the assets and liabilities of Oi's controlling shareholders, deducted from these entities' investment in Oi. The variation is largely explained by the repayment in 2014 of the gross debt of TmarPart, LF and AG with the proceeds of the issuance of convertible debentures. As at December 31, 2014, this caption reflects primarily cash and cash equivalents and deferred taxes recoverable of Tmar Part (on an individual basis) in the amounts of R$22.9 million and R$81.7 million, respectively, of which PT SGPS stake amounts to Euro 4.9 million and Euro 17.3 million respectively.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

        Oi's net assets presented below are adjusted to reflect the effect of the purchase price allocation performed by PT SGPS in connection with the acquisition of this investment as well as other adjustments to conform with the Group accounting policies. The detail of Oi's net assets as of December 31, 2014 and 2013 is as follows:

	31 Dec 2014	31 Dec 2013
	Euro million
Current Assets	15,303	5,575
Cash and cash equivalents	760	763
Accounts receivable—trade	2,313	2,178
Other investments	53	15
Financial investments	106	139
Assets held for sale(i)	10,534	7
Judicial deposits(i)	352	404
Other receivables(ii)	—	545
Others	1,185	1,523
Non-Current Assets	14,123	22,551
Judicial deposits(i)	3,807	3,392
Derivative financial instruments	895	498
Deferred taxes(i)	2,368	1,867
Others(iii)	7,055	16,794

Total assets	29,427	28,127

Current Liabilities	13,214	4,771
Debt(i)	1,386	1,277
Suppliers	1,346	1,453
Derivative financial instruments	163	126
Licenses and concessions payable	210	140
Provisions(i)	329	376
Liabilities related to assets held for sale(i)	8,439	—
Tax financing program	29	31
Others	1,312	1,369
Non-Current Liabilities	12,706	15,195
Debt(i)	9,745	9,730
Derivative financial instruments	44	0
Licenses and concessions payable	213	315
Provisions(i)	1,265	1,348
Tax financing program	278	313
Deferred taxes(i)	—	1,985
Others	1,160	1,503

Total liabilities	25,919	19,965

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

	31 Dec 2014	31 Dec 2013
	Euro million
Net assets	3,507	8,162
Share to non-controlling interests of Oi(iv)	469	—

Net assets attributable to controlling interests of Oi	3,039	8,162
Effective share of PT SGPS in Oi	22.8%	23.2%

Effective investment from PT SGPS in Oi	693	1,891
Goodwill(v)	—	759

Total investment from PT SGPS in Oi	693	2,650

(i)
Details of these captions are provided below:

(ii)
This item corresponds to the receivables in the agreement entered into in December 2013 for disposal of equity held by Oi in GlobeNet (submarine cable operation) to BTG Pactual YS Empreendimentos e Participacoes S. A. Financial settlement of this transaction occurred in January 2014.

(iii)
This item basically includes tangible and intangible fixed assets, which were adjusted in 2013 to allocate the purchase price of the investment in Oi in March 2013, and in 2014, these were adjusted as re-assessment of the investment in Oi to the fair value of the shares acquired in the Oi capital increase.

(iv)
This item corresponds to the stake of non-controlling shareholders in PT Portugal international operations, investment which was acquired by Oi through the capital increase carried out on May 5, 2014 (Note 1).

(v)
This item corresponds to the goodwill recorded under the initial acquisition of the investment in Oi in March 2011, which was derecognized on May 5, 2014 when re-calculating the investment in Oi according to the fair value of the shares acquired in Oi's capital increase.

        The information about the main items in the Oi financial statement is shown below.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

a.     Judicial deposits

        On December 31, 2014 and 2013, judicial deposits of Oi consisted of:

	2014	2013
	Euro million
Judicial deposits
Civil	2,769	2,565
Tax	766	699
Labor	623	532

	4,159	3,796

Current	352	404
Non-current	3,807	3,392

        Oi is engaged in several lawsuits, including civil, labor and tax contingencies, for which, under Brazilian law, the companies, under certain circumstances, must pay judicial deposits or provide financial guarantees to the supervising judicial bodies. These judicial deposits may be required for processes for which the likelihood of loss has been assessed by Oi as being likely, possible or unlikely, depending on the judicial authorities' ruling, and are usually interest-bearing or adjusted according to the rate of inflation.

b.     Assets and liabilities held for sale

        On December 31, 2014 assets and liabilities of Oi held for sale consisted of:

	Portuguese operations	African operations	Total
	Euro
Assets held for sale	8,160,913	2,373,005	10,533,919
Cash and cash equivalents	183,224	52,801	236,025
Accounts receivable—trade	704,859	60,760	765,619
Dividendos a receber	605	391,786	392,391
Assets held for sale	—	1,330,275	1,330,275
Other assets	337,116	50,958	388,075
Investments	41,690	19,644	61,334
Tangible assets	3,278,834	157,216	3,436,050
Intangible assets	1,636,852	116,882	1,753,733
Goodwill	1,977,733	192,683	2,170,416
Liabilities directly associated with assets held for sale	8,174,294	264,313	8,438,607
Debt	5,866,052	26,033	5,892,084
Suppliers	701,867	30,304	732,171
Provisions for post retirement benefits	1,039,422	310	1,039,732
Other liabilities	566,953	207,667	774,620

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

        On December 31, 2014, these items mainly relate to the assets and liabilities in respect of the investment in PT Portugal that was acquired by Oi through a capital increase on May 5, 2014 (Note 1). This investment was classified as held for sale on December 31, 2014, to represent Oi's intention to dispose of PT Portugal's domestic and international assets, having already entered into an agreement with Altice to dispose of PT Portugal's domestic operations. PT Portugal's international assets held for sale include mainly its 75% share in Africatel GmbH, a company that holds the investment in the associated company Unitel and other PT Portugal investments in Africa, which are not included in the agreement with Altice.

c.     Deferred taxes

        On December 31, 2014 and 2013, Oi's deferred tax assets and liabilities consisted of:

	2014	2013
	Euro
Deferred tax assets
Provisions and adjustments	758,896,203	844,402,014
Tax losses carryforward	1,002,975,751	800,360,378
Other	605,865,495	222,263,066

	2,367,737,448	1,867,025,458

Deferred tax liabilities	—	1,984,575,960

        Tax losses carryforward in Brazil have no maturity but can only be used up to a limit of 30% of taxable profits for each period.

        Deferred tax liabilities as at 31 December 2013 include primarily the tax effects on (1) fair value adjustments recorded by Oi under purchase price allocations related to business combinations occurred in previous years (Euro 645 million) and (2) the fair value adjustments recorded in connection with the purchase price allocation performed by PT SGPS regarding the acquisition of the investment in Oi completed in March 2011 (Euro 1,339 million). On May 5, 2014, the effects of this purchase price allocation were derecognized when re-calculating the investment in Oi according to the fair value of the shares acquired in Oi's capital increase.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

d.     Debt

        On December 31, 2014 and 2013, Oi's gross debt consisted of:

	2014	2013	Expected maturity	TIR %
	Euro
Development Banks—BNDES	1,823,074	1,815,994	Dec/2014 to Jul/2021	10.64
Public debentures	2,424,128	2,889,931	Dec/2014 to Jul/2021	11.49
Financial institutions	7,030,841	6,462,797
Bank Credit Note (CCB)	1,398,395	979,878	Dec/2014 to Jan/2028	11.82
Senior Notes—local currency	352,967	348,907	Dec/2014 to Set/2016	11.91
Certificates of Real Estate Receivables (CRI)	464,705	438,516	Dec/2014 to Ago/2022	8.08
ECA—Export Credit Agency	1,096,671	1,336,763	Dec/2014 to May/2022	8.26
Senior Notes—foreign currency	3,601,876	3,251,960	Dec/2014 to Feb/2022	12.56
Other	116,228	106,773	Dec/2014 to Dec/2033	11.97
Subtotal	11,278,044	11,168,722
Incurred debt issuance cost	(147,111)	(162,574)

Total	11,130,933	11,006,147

Current	1,385,950	1,276,617
Non-current	9,744,983	9,729,530

        On December 31, 2014 and 2013, Oi's debt is denominated in the following currencies:

	2014	2013
	Euro
Real	6,541,483	6,534,623
USD	3,840,330	3,732,383
Euro	749,120	739,141

	11,130,933	11,006,147

        On December 31, 2014 and 2013, Oi's debt indexed debt for related index consisted of:

	2014	2013
	Euro
Fixed rate	4,392,351	4,014,757
CDI	3,046,384	3,141,337
TJLP	1,598,842	1,577,523
Libor	857,592	1,149,008
IPCA	1,179,381	1,097,872
INPC	56,383	25,649

	11,130,933	11,006,147

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

        On December 31, 2014 Oi's gross debt has the following repayment schedule:

Euro
2015	1,385,950
2016	1,565,377
2017	2,237,897
2018	1,067,687
2019	1,205,665
2020 and following years	3,668,357

11,130,933

e.     Provisions

        On December 31, 2014 and 2013, the nature and details of the various lawsuits, arbitrations and tax contingencies against the various companies of the Oi Group, for which the loss risk has been classified as probable and, therefore, have been fully provided for is as follows:

	31 Dec 2014		31 Dec 2013
	Euro	Reais	Euro	Reais
	Million
Civil
Corporate Law	481.1	1,549.5	633.2	2,062.7
ANATEL estimates and fines	342.8	1,104.2	320.9	1,045.5
Other	245.4	790.4	222.7	725.5

Sub-total	1,069.0	3,444.1	1,177.0	3,833.7

Labor
Overtime	146.4	471.5	145.8	474.9
Salary differences and related effects	16.4	52.9	17.5	57.0
Hazardous work conditions	41.0	132.0	39.5	128.8
Indemnities	47.2	152.1	46.2	150.6
Stability and integration	39.1	126.1	37.1	120.9
Additional post retirement benefits	25.9	83.4	23.0	75.0
Lawyers and expert fees	9.1	29.4	9.5	31.0
Contractual rescisions	6.3	20.2	7.7	24.9
Other	27.2	87.5	24.3	79.2

Sub-total	359.0	1,155.0	351.0	1,142.3

Tax
ICMS (Value Added Tax)	112.7	363.0	111.0	361.5
FUNTTEL	—	—	45.2	147.4
Other	52.7	169.6	40.4	131.5

Sub-total	165.0	532.6	197.0	640.4

Total	1,593.0	5,131.8	1,725.0	5,616.3

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

        On December 31, 2014 and 2013, the nature of the legal proceedings and tax contingencies against the various companies of the Oi Group, for which the loss risk has been classified as probable and, therefore, have been fully provided for is as follows:

	31 Dec 2014		31 Dec 2013
	Euro	Reais	Euro	Reais
	Million
Civil	356.1	1,146.7	318.6	1,037.9
Labor	336.2	1,082.7	269.3	877.3
Tax	6,538.6	21,059.0	5,524.3	17,995.9

Total	7,230.9	23,288.4	6,112.2	19,911.1

25.2 Breakdown of PT SGPS share in the joint venture results:

        Joint venture results were computed using the equity method and are as follows:

	2014	2013	2012
	Euro million
Effective share of the results of each entity(i)
Oi	(284)	23	34
Telemar Participações	(11)	(10)	(11)
EDSP75 Participações	(32)	(10)	(12)
PASA Participações	(32)	(10)	(15)
Sayed Participações	(11)	—	—
Venus Participações	(11)	—	—
Others	2	—	—

	(379)	(7)	(4)

Effective share of the results of each entity
Oi(ii)	(346)	35	52
Holdings controllers of Oi(iii)	(34)	(42)	(56)
Others	2	—	—

	(379)	(7)	(4)

(i)
These items, as explained above, reflect the Company's direct share of the income of each joint venture, including, in the case of Oi's controlling shareholders, their share of Oi's income and the income generated by these same entities, excluding the effect of applying the equity method.

(ii)
This item reflects PT SGPS's stake in the results of Oi. The breakdown of Oi's income used to apply the equity method is outlined below.

(iii)
This item reflects PT SGPS's share of the income of Oi's controlling shareholders deducted from these entities' share of Oi's income, calculated by applying the equity method. This item mainly relates to the company's share of (a) the interest incurred by TmarPart, LF and AG in relation to these entities' gross debt, which was repaid on May 5, 2014, as indicated above, and (b) general and administrative expenses incurred by TmarPart.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

        The breakdown of Oi's income used to apply the equity method, which was adjusted by the purchase price allocation effect and by other adjustments to ensure compliance with the group's accounting policies, is as follows:

	2014	2013	2012
	Euro million
Services rendered and sales(i)(ii)	9,050	9,908	11,219
Operating expenses excluding amortization(i)	5,779	6,420	7,624
Interconnection(iii)	862	1,382	1,760
Personnel(iv)	907	883	971
Third-party services(v)	2,005	2,133	2,372
Grid maintenance service(vi)	616	812	912
Rentals and insurance(vii)	999	739	720
Other operating income (expenses), net	390	470	889
Operating income excluding amortization	3,271	3,488	3,595
Depreciation and amortisation	1,644	2,155	2,257

Income from operations	1,628	1,333	1,338
Financial expenses	1,457	1,190	1,059

Income before taxes	171	143	279
Provision for income taxes	294	(9)	44

Net (loss) income from continuing operations	(123)	152	234
Net (loss) income from discontinued operations(viii)	(1,414)	—

Net (loss) income	(1,538)	152	234
Net income attributable to non-controlling interests	0	3	10

Net (loss) income attributable to controlling interests	(1,538)	149	225
Effective share of PT SGPS in Oi(ix)	22.5%	23.2%	23.3%

Effective share of PT SGPS in results of Oi	(346)	35	52

(i)
The reduction in these items largely reflects the impact of the devaluation of the Real against the euro. Below we present an explanation for the variation of these captions on a constant currency basis.

(ii)
Excluding the effect of the real devaluation against the euro, revenues would have remained stable in 2014 compared to 2013, as the decrease in revenues in Brazil were offset by the consolidation of revenues from operations in Africa from May 5, 2014 onwards. In 2013 the decrease in service revenues is primarily explained by (1) the impact of lower residential revenues, due to lower fixed voice revenues and notwithstanding the positive contribution of broadband and pay-TV revenues in the last couple of quarters, which was offset by (2) an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

  customer growth, increased traffic revenues and higher revenues from 3G services. In 2014, 2013 and 2012, a breakdown for income from services and sales per client segment is as follows:

	2014	2013	2012
	Euro million
Residential	3,202	3,592	3,976
Personal	2,887	3,239	3,629
Enterprise	2,663	2,948	3,393
Others	298	131	222

	9,050	9,908	11,219

(iii)
Interconnection costs decreased, reflecting a 25% drop in the VU-M rates in Brazil, implemented in 1T14, and the reduction in off-net traffic mobile voice, reflecting the success of offers that encourage on-net traffic. In 2013, interconnection costs decreased on a constant currency basis over 2012, reflecting mobile termination rate reductions, a reduction in the average number of lines in service of Oi's legacy fixed line operations and the settlement of agreements with other operators.

(iv)
Personnel costs increased, primarily reflecting the internalization of the internal network maintenance operations of Oi in 2Q13 and the increase in profit sharing in 4T14. In 2012, higher personnel costs reflecting increased staff levels and a reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance. In 2013, personal costs increased on a constant currency basis over 2012, reflecting an increase in employees at Oi's call center, the renegotiation of some of Oi's collective bargaining agreements at the end of 2012 and an increase in administrative employees.

(v)
The reduction in costs with outsourced services primarily reflects the impact of the real against the euro devaluation. Excluding this effect, this caption remained stable in 2014 compared to 2013. In 2013, third party service costs increased on a constant currency basis over 2012, reflecting the consulting expenses related to the implementation of the BPO project for the back-office operations at the end of 2Q12, contractual adjustments due to inflation and greater pay TV content acquisitions in 2013, partially offset by reduced electricity tariffs and lower expenses with commissions and sales mostly in the second half of 2013.

(vi)
Reduction in Network Maintenance Services balance is explained by insourcing of internal plant maintenance operations in 2013, and the discipline in cost reduction. In 2013, network maintenance service costs increased on a constant currency basis over 2012, reflecting Oi's focus on improving the quality of its broadband network to improve services provided to customers.

(vii)
The increase in the caption Rental and Insurance primarily reflects the increase in operating leasing the related network infrastructure of disposed Brazilian assets since 2013, including GlobeNet, and fixed and mobile towers, and real estate and vehicle rentals related to insourcing of internal plant. In 2013, rental and insurance expenses increased on a constant currency basis over 2012, which is also explained by the sale of certain non-strategic assets completed at the end of 2012 that Oi rents as from 2013.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

25. Investments in joint ventures (Continued)

(viii)
This item concerns income from PT Portugal's domestic operations, which have been classified as discontinued operations, mainly including a loss of 1.3 billion euros recognized to adjust the book value of this investment to the respective recoverable amount under the agreement with Altice for the sale of these businesses.

(ix)
In 2014, as mentioned above, PT SGPS appropriated Oi's results through the equity method based on a 23.2% stake until May 5, 2014, a 39.7% stake from May 5, 2014 to September 8, 2014, and effective participation of 22.8% from that date, resulting in an average of 22.5% stake.

        Below is the share price of Oi in 2013 and throughout 2014:

	2013	2014				2015
	31.12	05.05	30.06	30.09	31.12	31.03
	Price per share
Oi ON share price (Reais)	36.10	21.70	20.80	17.90	9.15	5.14
Oi PN share price (Reais)	35.90	20.00	19.50	17.40	8.61	5.13
Real/Euro foreign exchange rate	3.2576	3.0800	3.0002	3.0821	3.2207	3.4958
Oi ON share price (Euros)	11.08	7.05	6.93	5.81	2.84	1.47
Oi PN share price (Euros)	11.02	6.49	6.50	5.65	2.67	1.47

(i)
Following the reverse stock split in December 2014 (10 shares converted into 1 share), the prices relative to 30.09 and earlier were restated to ensure comparability with prices as at 31 December 2014.

26. Investments in associated companies

        The amounts included under this caption were transferred to Oi on May 5, 2014, under the capital increase carried out by this entity (Note 1). As at December 31, 2013, this caption is made up as follows:

31 Dec 2013
Euro
Investments in associated companies	503,805,209
Loans granted to associated companies and other companies	5,424,200
Investments in other companies	2,086,752

511,316,161

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

26. Investments in associated companies (Continued)

        As at December 31, 2013, the detail of "Investments in associated companies" is as follows:

31 Dec 2013
Euro
Unitel(i)	494,307,516
Hungaro Digitel KFT	2,301,984
INESC—Instituto de Engenharia de Sistemas e Computadores(ii)	2,992,788
Other companies	7,195,709

506,797,997
Adjustments for investments in associated companies	(2,992,788)

503,805,209

(i)
The total investment in Unitel includes (a) the financial investment in this company recognized in accordance with the equity method, reflecting the holding of 25% that is directly held by PT Ventures, on December 31, 2013, in this associated company, in the amount of Euro 467,809,011, and (b) the difference between the acquisition price and the fair value of the assets acquired recorded at the time this investment was acquired, in the amount of Euro 26,498,505.

(ii)
As at December 31, 2013, this investment is fully adjusted.

        The equity in earnings of Unitel for the year ended December 31, 2013, amounting to Euro 129,883,370, was computed based on financial information of Unitel for the nine-month period ended September 30, 2013, adjusted to conform with IFRS and the Company's accounting policies, and for an estimate of the Company's share in the earnings of Unitel for the fourth quarter of 2013.

        Subsequent to the approval of PT SGPS' consolidated financial statements on February 18, 2014, PT SGPS received from Unitel the 2013 year-end financial information and, consequently, updated the disclosures presented hereinafter in this Note.

        The tables below present summarized financial data about Unitel as of December 31, 2013 and 2012, for the years ended 31 December 2013 and 2012 and for the three months ended March 31, 2014. The net income for the year ended 31 December 2013 presented below differs from the estimate

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

26. Investments in associated companies (Continued)

made by PT SGPS in the preparation of its financial statements by an amount that is not material to these financial statements.

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

(vii)
As at December 31, 2013, this caption includes the 2012 dividend declared by Unitel in the fourth quarter of 2013 and not yet paid. The share of PT SGPS of this dividend is included in the carrying amount of its investment in Unitel under the caption "Investments in associated companies".

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

26. Investments in associated companies (Continued)

(viii)
Other current liabilities include (1) deferred income related mainly to prepaid traffic, (2) accrued expenses relating primarily to the annual concession rent, leased lines, international traffic and wages and salaries and (3) income taxes payable as from 2013.

	Three Months Ended March 31, 2014(i)	2013	2012
	Euro million
INCOME STATEMENT DATA:
Revenues
Services rendered(ii)	402.5	1,565.0	1,512.8
Sales	37.9	110.5	77.3

Total revenues	440.4	1,675.4	1,590.1

Costs
Wages and salaries	27.9	109.4	97.6
Direct costs(iii)	23.2	96.4	97.2
Commercial costs(iv)	68.5	238.0	196.7
Other costs(v)	144.3	358.8	275.5
Depreciation and amortization	46.5	196.2	164.1

Total costs	310.3	998.8	831.1

Income before financial results and taxes	130.1	676.6	759.0

Financial results
Financial gains	26.6	128.4	43.4
Financial losses	9.3	109.4	51.8

Total financial results	17.3	19.0	(8.3)

Income before income taxes	147.4	695.6	750.7
Income taxes(vi)	66.2	220.4	—

Net income	81.2	475.2	750.7

(i)
The figures presented for the three months ended March 31, 2014 reflect the latest available information received from Unitel as an associated company of PT SGPS, adjusted to conform with IFRS and the Company's accounting policies. The equity in earnings of Unitel for all the periods set forth in this table is presented within Net income from discontinued operations in the consolidated income statement of PT SGPS, as described above.

(ii)
Services rendered relate primarily to prepaid traffic, which accounts for approximately 90% of total services rendered.

(iii)
Direct costs include mainly interconnection and transmission costs.

(iv)
Commercial costs include commissions, marketing and publicity expenses and costs of products sold.

(v)
This caption includes third-party costs, maintenance and repair expenses, provisions and adjustments and indirect taxes.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

26. Investments in associated companies (Continued)

(vi)
Up to the end of 2012, Unitel was not subject to corporate income taxes as a result of a tax benefit. As from 2013, Unitel is subject to income tax at a nominal rate of 35%.

	2013	2012
	Euro million
CASH FLOW DATA:
Operating activities
Collections from clients	1,620.3	1,564.2
Payments to suppliers	(747.2)	(486.3)
Payments to employees	(109.4)	(89.6)
Other receipts (payments) resulting from operating activities	29.8	(22.8)

Cash flows from operating activities	793.5	965.5

Investing activities
Cash receipts resulting from interest and related income	62.7	47.6
Payments resulting from tangible and intangible assets	(264.1)	(244.7)
Other cash receipts (payments) resulting from investing activities(i)	—	(213.3)

Cash flows from investing activities	(201.4)	(410.5)

Cash flows from financing activities(ii)	(106.5)	(444.4)

Change in cash and cash equivalents(iii)	485.6	110.7

(i)
In 2012, this caption primarily includes certain loans granted to other entities.

(ii)
This caption includes primarily payments of dividends and interest and related expenses.

(iii)
This change in cash and cash equivalents differs from the change in cash and cash equivalents included in the balance sheet data presented above due to the effect of foreign currency exchange differences.

27. Other investments

        The amounts included under this caption were transferred to Oi on May 5, 2014, under the capital increase carried out by this entity (Note 1). As at December 31, 2013, other investments were as follows:

31 Dec 2013
Euro
Real estate investments, net of accumulated amortisation	13,858,289
Other financial investments	9,360,350

23,218,639
Adjustments for real estate investments	(871,238)
Adjustments for other investments	(103,749)

22,243,652

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

27. Other investments (Continued)

        As at December 31, 2013, the caption "Real estate investments, net of accumulated amortisation" is essentially related to land and buildings held by PT Comunicações that were not allocated to its operations. These assets are stated at their acquisition cost less accumulated depreciation and any accumulated impairment losses. PT Comunicações regularly obtains valuations of these properties.

        In 2013, the income obtained by PT SGPS from these real estate properties originated from the leasing of these assets, amounted to Euro 7,928. During 2013, the depreciation expenses with these investments reached 481,657 euros. Income less depreciation expenses are included in the net income from discontinued operations.

28. Goodwill

        The amounts included under this caption were transferred to Oi on May 5, 2014, under the capital increase carried out by this entity (Note 1). During 2014 and 2013, movements in goodwill were as follows:

	2014	2013
	Euro
Initial balance	380,616,265	425,675,169
Foreign currency translation adjustments(i)	188,530	(13,595,904)
Impairment losses(ii)	—	(31,463,000)
Transfers and other movements(iii)	(380,804,795)	—

Final balance	—	380,616,265

(i)
The foreign currency translation adjustments for 2013 are mainly related with the impact of the devaluation of the Namibian dollar against the Euro.

(ii)
This caption relates to an impairment loss recorded in 2013 on goodwill related to the directories business, due to the decline it has suffered in respect of online alternatives. This impairment loss is included in the results for discontinued operations as this business was also contributed to the capital increase in Oi.

(iii)
This caption corresponds to the goodwill associated with businesses contributed by PT SGPS to Oi as a contribution in kind under the share capital increase of Oi on May 5, 2014. Consequently, this goodwill was no longer consolidated as from that date.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

28. Goodwill (Continued)

        As at December 31, 2013, the detail of goodwill related to subsidiaries is as follows:

2013
Euro
Portugal
Wireline telecommunications in Portugal	316,246,568
PT Cloud	8,956,960

325,203,528

Other businesses
Mobile telecommunications in Namíbia—MTC	48,254,464
Wireline and mobile telecommunications in Cabo Verde—Cabo Verde Telecom	7,124,252
Other international operations	34,021

55,412,737

380,616,265

29. Intangible assets

        During 2014 and 2013, the movements in intangible assets were as follows:

	Balance 31 Dec 2013	Increases	Foreign currency translation adjustments	Transfers and other movements	Changes in the consolidation perimeter	Balance 31 Dec 2014
	Euro
Cost
Industrial property and other rights	1,611,943,005	21,316,717	(207,084)	(2,242,681)	(1,630,809,957)	—
Other intangible assets	62,641,213	456,501	(4,049)	(413,890)	(62,679,775)	—
In-progress intangible assets	18,455,047	6,975,321	18,156	(7,199,606)	(18,248,918)	—

	1,693,039,265	28,748,540	(192,977)	(9,856,178)	(1,711,738,650)	—

Accumulated depreciation
Industrial property and other rights	932,811,323	36,859,299	(128,406)	(7,580,646)	(961,961,570)	—
Other intangible assets	42,524,266	3,266,728	(3,323)	(2,924,607)	(42,863,064)	—

	975,335,589	40,126,026	(131,729)	(10,505,253)	(1,004,824,633)	—

	717,703,676	(11,377,486)	(61,248)	649,075	(706,914,017)	—

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

29. Intangible assets (Continued)

	Balance 31 Dec 2012	Increases	Foreign currency translation adjustments	Transfers and other movements	Balance 31 Dec 2013
	Euro
Cost
Industrial property and other rights	1,572,026,984	69,581,617	(13,098,756)	(16,566,840)	1,611,943,005
Goodwill
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

        In 2014, the changes to the consolidation perimeter are in respect of the book value of the intangible assets included in the PT Assets that PT SGPS transferred to Oi as contribution in-kind in the capital increase carried out by this entity on May 5 (Note 1). All intangible assets included under this caption were exclusively related to the discontinued businesses, and therefore corresponding depreciations for the financial year, presented in the tables above as increases in accumulated depreciations, were included in the caption "Net income from discontinued operations" in the Consolidated Income Statement.

        As at December 31, 2013, the net book value of the caption "Industrial property and other rights" primarily includes the following amounts:

  •
  Euro 343 million, relating to the 3G and 4G licenses obtained by Meo, S.A. in 2000 and 2011 respectively, corresponding to a gross amount of Euro 500 million net of accumulated depreciations of Euro 157 million. The gross amount primarily includes:

  (i)
  Euro 133 million in relation to the UMTS license acquired in 2000;

  (ii)
  Euro 242 million capitalized in 2007, following the undertaking that Meo S.A., and the other mobile operators undertook in 2000 to make contributions to the information society during the license duration period, and Euro 11.5 million capitalized in 2009 relating to additional undertakings under the terms of the UMTS license. At the time the license was granted it was not possible to reliably determine the manner in which these undertakings would be carried out, for which reason PT SGPS did not register any asset and liability on that date; and

  (iii)
  Euro 106 million in relation to the 4G license acquired by Meo S.A. in 2011;

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

29. Intangible assets (Continued)

  •
  Euro 170 million in relation to the acquisition of the full ownership of Rede Básica from the Portuguese State, including a gross amount capitalized in 2002 in the amount of Euro 339 million;

  •
  Euro 41 million in relation to software licenses;

  •
  Euro 24 million in relation to the cost incurred with loyalty contracts with post-paid mobile services clients;

  •
  Euro 22 million in relation to the undertakings assumed by PT Comunicações under the framework of the TDT license; and

  •
  Euro 9 million in relation to contracts entered into by PT Comunicações in 2007 and 2009 for the acquisition of satellite capacity by 2015, which were recorded as a financial lease.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

30. Tangible assets

        During the financial years of 2014 and 2013, the movements in tangible assets were as follows:

	Balance 31 Dec 2013	Increases	Foreign currency translation adjustments	Transfers and other movements	Changes in the consolidation perimeter	Balance 31 Dec 2014
	Euro
Cost
Land	181,741,811	1,247	—	—	(181,743,058)	—
Buildings and other constructions	941,051,293	407,730	(98,399)	(3,502,892)	(937,857,732)	—
Basic equipment	10,091,476,173	56,708,896	(686,630)	(54,431,937)	(10,093,066,502)	—
Transportation equipment	77,515,068	2,011,316	(10,900)	(5,150,327)	(74,163,164)	201,994
Tools and dies	21,421,285	6,655	(1,681)	(737)	(21,425,523)	—
Administrative equipment	1,252,339,158	7,934,139	(20,255)	(45,927,007)	(1,214,308,385)	17,651
Other tangible assets	64,539,156	970,759	(304)	(658,596)	(64,851,014)	—
In-progress tangible assets	154,935,190	32,997,892	(6,063)	(40,899,818)	(147,027,201)	—
Advances to suppliers of tangible assets	562,661	—	—	—	(562,661)	—

	12,785,581,795	101,038,635	(824,232)	(150,571,314)	(12,735,005,239)	219,644

Accumulated depreciation
Land	9,803,584	—	—	—	(9,803,584)	—
Buildings and other constructions	385,108,054	15,110,266	(22,298)	(7,037,372)	(393,158,650)	—
Basic equipment	7,682,429,012	149,008,150	(347,695)	(62,421,854)	(7,768,667,612)	—
Transportation equipment	51,936,236	3,207,694	(11,795)	(4,501,259)	(50,575,098)	55,778
Tools and dies	20,790,276	89,315	(1,109)	(739)	(20,877,742)	—
Administrative equipment	1,150,654,198	23,052,402	(16,120)	(72,886,806)	(1,100,803,674)	—
Other tangible assets	46,381,051	496,035	(67)	(571,627)	(46,305,392)	—

	9,347,102,411	190,963,861	(399,084)	(147,419,657)	(9,390,191,753)	55,778

	3,438,479,384	(89,925,226)	(425,148)	(3,151,657)	(3,344,813,486)	163,866

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

30. Tangible assets (Continued)

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

        In 2014, the changes to the consolidation perimeter are in respect of the book value of the tangible assets included in the PT Assets that PT SGPS transferred to Oi in the capital increase carried out by this entity on May 5 (Note 1).

        Depreciation for the year, presented in the tables above as increases in accumulated depreciations, include Euro 101,060 in 2014 and Euro 237,289 in 2013 relating to continued operations, and Euro 190,862,801 for the period between January 1 and May 5, 2014, and Euro 604,976,518 in 2013 relating to discontinued operations, which were consequently included in the "Income from discontinued operations" in the Consolidated Income Statement. The investments in tangible assets included in the tables above, in the amounts of Euro 101,038,635 in 2014 and Euro 498,524,519 in 2013 are mostly concerned with discontinued activities.

        The foreign currency translation adjustments for 2013 are mainly related with the impact of the devaluation of the Namibian dollar against the Euro on the tangible assets of MTC, an entity which was also discontinued on May 5, 2014.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

30. Tangible assets (Continued)

30.1.  Revaluations

        PT SGPS used the revaluation model to measure real estate properties and the ducts network (Note 3). The revaluations of the real estate properties and ducts network were effective for the first time as at June 30, and September 30, 2008, and resulted in a revaluation of these assets by Euro 208,268,320 and Euro 866,764,702, respectively, totaling an amount of Euro 1,075,033,022 that was recognized in the Consolidated Statement of Comprehensive Income.

        The determination of the fair value of the real estate properties was made by an independent entity and was based primarily on: (i) observable prices in an active market or determined using recent market transactions; (ii) revenue method for commercial and administrative real estate; and (iii) the cost of acquiring or producing a similar real estate with the same purpose for technical buildings. Under the first methodology, the main assumptions used in 2008 were the discount rate (average of 8%) and the monthly rent per square meter (Euro 6 on average).

        The determination of the fair value of the ducts network was made internally, based on the replacement cost approach. This valuation process was based primarily on: (i) current and observable prices of materials and construction work related to the installation of the ducts underground; (ii) the nature of the soil and road surface where ducts are installed, which has an impact on the construction cost; (iii) internal costs directly attributable to the construction of the ducts network; (iv) a depreciation factor, in order to ensure that the replacement cost is consistent with the remaining useful life of the revalued assets; and (v) a technological factor, which reflects the technological changes occurred, namely related to the kinds of ducts which no longer exist and were replaced by others. Generally, the prices of materials and construction work, together with other qualitative assumptions referred to above, resulted in a valuation of the ducts network in 2008 which reflects an average cost of duct between Euro 58 and Euro 119 per meter, depending on where the ducts network is located.

        In accordance with the Group's accounting policy to revalue these assets at least every three years, PT SGPS performed another revaluation of the real estate assets and ducts network in 2011, using the same methodology as described above. These revaluations were effective as at 31 December 2011 and resulted in a net reduction of tangible assets amounting to Euro 131,418,994, of which Euro 126,167,561 was recognized directly in the Consolidated Statement of Comprehensive Income under the caption "Revaluation reserve" and Euro 5,251,433 was recognized in the Consolidated Income Statement under the caption "Depreciation and amortization". The split of these impacts between real estate and ducts network is as follows:

  •
  A reduction in the carrying value of the ducts network amounting to Euro 189,372,570, recognized in other comprehensive income in order to reduce the existing revaluation reserves regarding these assets, which is primarily explained by a decrease in the construction cost and also by technological improvements, leading to a reduction in the average cost of duct to between Euro 42 and Euro 70 per meter, depending on where the infra-structure is located;

  •
  A net increase in the carrying value of real estate assets amounting to Euro 57,953,576, including a gain of Euro 63,205,008 recorded in the Consolidated Statement of Comprehensive Income and a loss of Euro 5,251,432 recognized in the Consolidated Income Statement. The increase in the carrying value of the real estate assets recognized as a result of this revaluation reflects mainly the depreciation and amortization expenses recorded over the last three years, as

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

30. Tangible assets (Continued)

    the average monthly rent per square meter for the real estate assets that were revalued in both 2008 and 2011 remained broadly stable at 6 euros, although the overall average monthly rent per square meter increased to 7 euros, as a result of real estate assets acquired between those years.

        The amortization of the surplus resulting from the revaluation of real estate properties and ducts network amounted to approximately Euro 8 million and Euro 32 million in the 2013 financial year, respectively. Consequently, had these assets been carried under the cost model, as at December 31, 2013 the carrying value of the real estate properties and the ducts network would have been reduced by approximately Euro 178 million and Euro 466 million, respectively, corresponding to Euro 137 million and Euro 373 million net of tax effect, respectively.

        The revalued assets are recorded in the companies comprising the PT Assets that PT SGPS transferred to Oi in the capital increase carried out on May 5 (Note 1), and therefore as at December 31, 2014, all of PT SGPS Group's tangible assets were measured using the acquisition cost method.

30.2.  Other situations regarding tangible assets

        In addition, the following situations as at December 31, 2013, regarding tangible assets should be mentioned:

  •
  Basic equipment mainly includes network installations and equipment, including the ducts network, switching equipment, telephones and switchboards and submarine cables;

  •
  In-progress tangible assets correspond primarily to telecommunications network equipments and are recorded during the installation period of that equipment, which normally lasts for 2 to 3 months, thus explaining the significant amounts recorded under this caption, although with reduced maturities;

  •
  PT SGPS recognized own work capitalized in tangible assets amounting to Euro 110 million in 2013;

  •
  PT Comunicações, under the terms of the Modification Agreement of the Concession, owns tangible assets related to the Concession amounting to Euro 1,710 million;

  •
  PT Comunicações had tangible assets located outside Portugal which amounted to Euro 12 million, of which the most important are holdings in submarine cable consortia; and

  •
  PT Comunicações owned tangible assets installed on properties of third parties or on public property, amounting to Euro 8 million, and owned assets amounting to Euro 7 million that are not yet registered under its name.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits

        Responsibility for post retirement benefits, which are related to pension supplements, health care benefits and salaries due to suspended and pre-retired employees, were fully transferred to Oi on May 5, 2014, under the terms of the share capital increase carried out by this entity (Note 1). The movement in these liabilities in 2014 and 2013 was as follows:

	Pension supplements	Healthcare benefits	Salaries due to pre-retired and suspended employees	Total
	Euro
Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069
Periodic post retirement benefits costs	329,139	2,030,000	5,064,347	7,423,486
Work force reduction costs	—	—	42,561	42,561
Net actuarial gains	(1,082,575)	(27,248,182)	—	(28,330,757)
Payments, contributions and reimbursements	(1,643,304)	(6,588,505)	(50,441,233)	(58,673,042)
Transfers	—	—	(8,123,082)	(8,123,082)
Changes in the consolidation perimeter	(20,163,096)	(53,009,271)	(798,212,869)	(871,385,235)

Balance as at 31 December 2014	—	—	—	—

	Pension supplements	Healthcare benefits	Salaries due to pre-retired and suspended employees	Total
	Euro
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287
Periodic post retirement benefits costs	(952,178)	6,352,076	13,279,281	18,679,179
Work force reduction costs	787,000	1,336,000	120,893,230	123,016,230
Net actuarial losses (gains)	(3,784,130)	(1,542,743)	144,801,415	139,474,542
Payments, contributions and reimbursements	(1,292,061)	3,174,990	(157,741,098)	(155,858,169)

Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069

        Post retirement benefits costs and curtailment costs relate to discontinued operations and consequently were included under the caption "Net income from discontinued operations" in the Consolidated Income Statement. Post retirement benefits costs in 2014 relate only to the period between January 1 and May 5, 2014. Curtailment costs incurred in 2013 relate to a program launched in the second quarter of 2013 involving approximately 400 employees.

        Net actuarial gains of Euro 28 million in 2014 reflect the difference between the actual return on plan assets and expected return on plan assets calculated based on the discount rate used in calculating post retirement benefit obligations. Net actuarial losses of Euro 139 million in 2013 include (1) a Euro 101 million loss arising from the change in actuarial assumptions, reflecting mainly the impact of the change in retirement age from 65 to 66 years, (2) a Euro 3 million gain related to the difference between actual return on plan assets and expected return on plan assets calculated based on the discount rate used in calculating post retirement benefit obligations, and (3) a Euro 41 million loss relating to the difference between the actual data and actuarial assumptions related to projected

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

obligations, namely the assumptions related to the growth rates of salaries, pension supplements and healthcare costs.

        Payments, contributions and reimbursements, which were classified under the caption "Cash flows from operating activities from discontinued operations", include primarily salaries paid to suspended and pre-retired employees made between January 1 and May 5, 2014 and in the 2013 financial year.

        Changes in the consolidation perimeter, as mentioned above, relate to the amount of unfunded post retirement benefits obligations that were transferred to Oi on May 5, 2014, in connection with the share capital increase carried out by this entity (Note 1).

        The Company did not obtain an actuarial valuation to recognize post retirement benefit obligations on May 5, 2014, as a result of which costs recorded in the period between January 1 and May 5, 2014 are based on the actuarial study of December 31, 2013.

        In addition to the information presented above relating to changes in unfunded post retirement benefit obligations in the period between January 1 and May 5, 2014 and in the year ended December 31, 2013, the following notes include more detailed information about post gross retirement benefit obligations, plan assets, net post retirement benefit costs and net actuarial losses for the year ended December 31, 2013, based on the actuarial valuations performed as at December 31, 2013.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

31.1 Actuarial assumptions

        The actuarial valuations of PT SGPS's former defined benefits plans as at December 31, 2013, and 2012 were prepared based on the "Projected Unit Credit Method", using primarily the following financial and demographic assumptions:

	2013	2012
Financial assumptions
Discount rate:
Pension supplements	3.00%	3.00%
Salaries to suspended and pre-retired	2.00%	2.00%
Healthcare	4.00%	4.00%
Salary growth rate for responsabilities with:
Pension supplements and healthcare	1.75%	1.75%
Salaries to suspended and pre-retired(i)	0% - 1.75%	0% - 1.75%
Pension growth rate	GDP linked	GDP linked
Social Security sustainability factor	Applicable	Applicable
Inflation rate	2.00%	2.00%
Healthcare cost trend growth rate	3.00%	3.00%
Demographic assumptions
Mortality tables for active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted
Mortality tables for non-active beneficiaries:
Males	PA (90)m adjusted	PA (90)m adjusted
Females	PA (90)f adjusted	PA (90)f adjusted
Retirement age(ii)	65-66	65
Disability table (Swiss Reinsurance Company)	25%	25%
Active employees with spouses under the plan	35%	35%
Turnover of employees	Nil	Nil

(i)
For salaries payable between 2014 and 2017, the salary growth rate varies from 0% and 1% depending on the amount of the salary. As from 2018, the salary growth rate is 1.75% for all situations.

(ii)
In 2013, the Portuguese retirement age changed from 65 to 66 years old, applicable for the majority of PT SGPS's beneficiaries under post retirement benefit plans, although the retirement at 65 years old was still applicable for certain other employees.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

        Salary growth rate was established in accordance with Group policy for wages and salaries and pension growth rate and the sustainability factor was established in line with Portuguese Government information.

        Demographic assumptions considered by PT SGPS are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        In the years ended 31 December 2013 and 2012, the total impact of changes in actuarial assumptions was a net loss of Euro 101,411,000 and a net loss of Euro 136,624,616, respectively, and was recognized directly in the Consolidated Statement of Comprehensive Income.

        The impact of an increase by 25 bp on the average discount rate actuarial assumption would be a decrease of the responsibilities for post retirement benefits by approximately Euro 23 million as at 31 December 2013, while the impact of an increase (decrease) in the health care cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 69 million (Euro 56 million) as at December 31, 2013.

        The impact of an increase (decrease) by 1% in the discount rate actuarial assumption would be an increase (decrease) of post retirement benefit costs in the year 2013 by approximately Euro 8 million, corresponding to the increase (decrease) in net interest cost.

31.2 Supplement benefits

        As referred to in Note 3.i, PT Comunicações was responsible for the payment of pension supplements to retired and active employees. These liabilities, which were estimated based on actuarial valuations, are as follows:

  a)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, S.A. ("Marconi", a company merged into PT Comunicações in 2002) hired prior to February 1, 1998 are entitled to a supplemental pension benefit ("Marconi Complementary Fund"). In addition, PT Comunicações contributes to the fund "Fundo de Melhoria Marconi" with 1.55% of salaries paid to these employees, which is responsible to pay the additional pension supplement.

  b)
  Retirees and employees of TLP and TDP hired prior to June 23, 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system.

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

        As at 31 December 2013, plans from PT Comunicações and PT SI covered 19,841 beneficiaries, respectively, of which approximately 64% were non-active, respectively.

        Based on the actuarial reports, the defined benefit obligations and the fair value of the pension funds as at December 31, 2013 and 2012 were as follows:

2013
Euro
Projected benefits obligations	117,220,407
Pension funds assets at fair value	(94,660,571)

Unfunded pension obligations	22,559,836

        During the year ended December 31, 2013, the movement in the projected benefits obligations related to pensions supplements was as follows:

2013
Euro
Opening balance of the projected benefits obligations	127,330,646
Payments of benefits and contributions
Benefits paid by the Company	(812,662)
Benefits paid by the funds	(9,008,399)
Post retirement benefits
Service cost	584,471
Interest cost	3,484,351
Prior year service gain	(2,168,000)
Work force reduction costs	787,000
Net actuarial losses (gains)	(2,977,000)
Transfers between plans	—

Closing balance of the projected benefits obligations	117,220,407

        As at December 31, 2013, the fair value of the portfolio of pension funds was as follows:

	2013
	Amount	%
	Euro
Equities(i)	19,300,270	20.4%
Bonds(i)	57,294,887	60.5%
Property	2,314,224	2.4%
Cash, treasury bills, short-term stocks and other assets(ii)	15,751,190	16.6%

	94,660,571	100.0%

(i)
The fair value of equity investments and bonds is quoted on active markets.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

(ii)
This caption includes term deposits amounting to Euro 5 million and Euro 6 million as at 31 December 2013 and 2012, respectively.

        PT SGPS was exposed to risks related to the changes in the fair value of the assets associated to its former post retirement defined pension supplement plans. The main purpose of the established investment policy was capital preservation through five main principles: (1) diversification; (2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

        During the year ended December 31, 2013, the movement in the plan assets was as follows:

2013
Euro
Opening balance of the plan assets	99,529,441
Actual return on assets	3,660,130
Payments of benefits	(9,008,399)
Contributions made by the Company	479,399

Closing balance of the plan assets	94,660,571

        A summary of the components of the net periodic pension cost recorded in the years ended December 31, 2013 and 2012 is presented below:

	2013	2012
	Euro
Service cost	584,471	459,098
Net interest cost	631,351	904,485
Prior years' service gains recognized in the period	(2,168,000)	—

Current pension cost	(952,178)	1,363,583

Work force reduction costs	787,000	83,981

Curtailment cost	787,000	83,981

Total pension cost	(165,178)	1,447,564

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in Shareholders' Equity,

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

and presented in the Consolidated Statement of Comprehensive Income. During the year ended December 31, 2013, the movement in accumulated net actuarial losses was as follows:

2013
Euro
Opening balance	125,874,744
Change in actuarial assumptions	(1,059,000)
Differences between actual data and actuarial assumptions:
Pension benefits obligations related(i)	(1,918,000)
Assets related	(807,130)

Closing balance	122,090,614

(i)
Differences between actual data and actuarial assumptions related to the PBO results mainly from updated information regarding beneficiaries.

31.3.  Health care benefits

        As referred to in Note 3.j, PT Comunicações sponsored the payment of post retirement health care benefits to certain suspended employees, pre-retired employees and retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company's Health Care Plans.

        These plans, sponsored by PT Comunicações, include all employees hired by PT Comunicações until December 31, 2000 and by Marconi until February 1, 1998. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care plan.

        As at December 31, 2013, healthcare plans from PT Comunicações and PT SI covered 23,503 beneficiaries related to employees and former employees, of which approximately 77% were non-active, respectively. In addition, as at 31 December 2013, these plans also covered 10,268 beneficiaries related to relatives of employees and former employees.

        The financing of the Health Care Plan comprises defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

        Based on the actuarial reports, the defined benefit obligations and the fair value of the health care plan assets as at 31 December 2013 are as follows:

2013
Euro
Projected benefits obligations	376,483,029
Plan assets at fair value	(291,667,071)

Unfunded obligations	84,815,958

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

        During the years ended 31 December 2013 and 2012, the movement in the projected benefits obligations was as follows:

2013
Euro
Opening balance of the projected benefits obligations	375,360,964
Benefits paid by the Company	(18,864,011)
Post retirement benefits costs
Service cost	3,640,669
Interest cost	14,706,407
Work force reduction costs	1,336,000
Net actuarial losses	303,000

Closing balance of the projected benefits obligations	376,483,029

        As at 31 December 2013, the fair value of the portfolio of the Company's autonomous fund to cover post retirement health care benefits obligations was as follows:

	2013
	Amount	%
	Euro
Equities(i)	87,389,300	30.0%
Bonds(ii)	57,595,149	19.7%
Cash, treasury bills, short-term stocks and other assets(iii)	146,682,622	50.3%

	291,667,071	100.0%

(i)
As at 31 December 2013, this caption corresponds to investments in shares of Banco Espírito Santo, the fair value of which is quoted on an active market.

(ii)
As at 31 December 2013, this caption includes mainly investments in bonds of PT SGPS, the fair value of which is quoted on an active market.

(iii)
As at 31 December 2013, this caption includes investments in the private equity funds "Ongoing International Capital Markets" and "Ongoing International Private Equity" totalling Euro 95 million, which are managed by Global investment Opportunities SICAV. In addition, this caption also includes term deposits amounting to Euro 14 million and receivables from customers of PT Group companies totalling Euro 15 million, following an agreement entered into with those companies for the transfer of those receivables to the fund assets.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

        During the years ended December 31, 2013, the movement in the plan assets was as follows:

2013
Euro
Opening balance of the plan assets	299,865,329
Actual return on assets	13,840,743
Refunds(i)	(22,039,001)

Closing balance of the plan assets	291,667,071

(i)
This caption corresponds to refunds of expenses paid on account by PT Comunicações.

        A summary of the components of the net periodic post retirement health care cost (gain) in 2013 and 2012 is presented below:

	2013	2012
	Euro
Service cost	3,640,669	3,051,844
Net interest cost	2,711,407	5,049,982

Current cost (gain)	6,352,076	8,101,826
Work force reduction program (gains) costs	1,336,000	(167,331)

Curtailment (gains) cost	1,336,000	(167,331)

Health care cost (gain)	7,688,076	7,934,495

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the year ended 31 December 2013, the movement in accumulated net actuarial losses was as follows:

2013
Euro
Opening balance	247,873,029
Change in actuarial assumptions	(1,116,000)
Differences between actual data and actuarial assumptions:
Health care benefits obligations related	1,419,000
Assets related	(1,845,743)

Closing balance	246,330,286

31.4.  Salaries

        As mentioned in Note 3.k, PT SGPS was also responsible for the payment of salaries to suspended and pre-retired employees until the retirement age, which result from agreements between both parties. As at 31 December 2013, there were 5,330 suspended and pre-retired employees.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

        These liabilities were not subject to any legal funding requirement and therefore the monthly payment of salaries is made directly by PT Comunicações.

        During the year ended December 31, 2013, the movement in the projected benefits obligations was as follows:

2013
Euro
Opening balance of the projected benefits obligations	730,437,447
Benefits paid by the Company	(157,741,098)
Interest cost	13,279,281
Work force reduction costs	120,893,230
Net actuarial (gains) losses	144,801,415
Transfers between plans	—

Closing balance of the projected benefits obligations	851,670,275

        Actuarial gains and losses, which result from changes in actuarial assumptions and from differences between those actuarial assumptions and actual data, are recognised directly in the Consolidated Statement of Comprehensive Income. During the year ended 31 December 2013, the movement in accumulated net actuarial losses was as follows:

2013
Euro
Opening balance	164,894,205
Change in actuarial assumptions	103,586,000
Differences between actual data and actuarial assumptions	41,215,415

Closing balance	309,695,620

31.5.  Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the year ended December 31, 2013 were as follows:

	Pension supplements	Health care benefits	Salaries to pre- retired and suspended employees	Total
	Euro
Balance as at 31 December 2012	27,801,205	75,495,635	730,437,447	833,734,287
Transfers between plans	—	—	—	—
Net periodic pension cost (gain)	(952,178)	6,352,076	13,279,281	18,679,179
Work force reduction costs	787,000	1,336,000	120,893,230	123,016,230
Payments, contributions and refunds	(1,292,061)	3,174,990	(157,741,098)	(155,858,169)
Net actuarial losses (gains)	(3,784,130)	(1,542,743)	144,801,415	139,474,542

Balance as at 31 December 2013	22,559,836	84,815,958	851,670,275	959,046,069

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

        Certain post retirement benefit plans have a surplus position and therefore were presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at December 31, 2013, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

2013
Euro
Planswith a deficit position:
Pension supplements	24,393,836
Healthcare	84,815,958
Salaries to pre-retired and suspended employees	851,670,275

960,880,069
Planswith a surplus position:
Pensions	(1,834,000)

(1,834,000)

959,046,069

31.6.  Cash flows relating to post retirement benefits plans

        During the years ended December 31, 2013 and 2012, the payments and contributions regarding post retirement benefits, which are included under the caption "Cash flows from operating activities from discontinued operations", were as follows:

	2013	2012
	Euro
Pensions supplements
Contributions to the funds	479,399	1,100,000
Payments of premiums to pre-retired and suspended employees	812,662	983,643

Sub total)	1,292,061	2,083,643

Health care
Refunds	(22,039,001)	(20,823,429)
Payments of health care expenses	18,864,011	19,000,416

Sub total	(3,174,990)	(1,823,013)

Other payments
Payments of salaries to pre-retired and suspended employees	157,741,098	159,517,770
Termination payments	4,036,413	1,923,146
Service cost related to liabilities transferred to the Portuguese State(i)	21,751,775	25,482,982

Sub total	183,529,286	186,923,898

	181,646,357	187,184,528

(i)
This caption corresponds to a fixed contribution paid by PT SGPS to the Portuguese Social Security System relating to the annual service of active and suspended employees that were entitled to pension benefits under the Company's post retirement benefits plans that were transferred to the Portuguese State in December 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

31.7.  Post retirement benefit costs

        In 2013, 2012 and 2011, post retirement benefit costs and work force reduction program costs, which are included under the caption "Net income from discontinued operations", were as follows:

	2013	2012
	Euro
Post retirement benefits
Pension supplements	(952,178)	1,363,583
Health care benefits	6,352,076	8,101,826
Salaries	13,279,281	25,737,595
Service cost related to liabilities transferred to the Portuguese state(i)	21,783,507	22,337,314

	40,462,686	57,540,318

Work force reduction costs
Pensions supplements	787,000	83,981
Health care	1,336,000	(167,331)
Salaries	120,893,230	527,010
Termination payments	4,036,413	1,923,146

	127,052,643	2,366,806

(i)
This caption corresponds to a fixed contribution paid by PT SGPS to the Portuguese Social Security System relating to the annual service of active and suspended employees entitled to pension benefits under the Company's post retirement benefit plans transferred to the Portuguese State in December 2010.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

31.8.  Net actuarial losses (gains)

        In the years ended December 31, 2013 and 2012, net actuarial losses (gains) recorded in the Consolidated Statement of Comprehensive Income were as follows:

	2013	2012
	Euro
Changes in actuarial assumptions
Pension supplements	(1,059,000)	17,533,583
Health care benefits	(1,116,000)	37,479,958
Salaries	103,586,000	81,611,075

Sub-total	101,411,000	136,624,616

Differences between actual data and actuarial assumptions
Pension supplements	(2,725,130)	(12,384,936)
Health care benefits	(426,743)	(78,091,448)
Salaries	41,215,415	(214,346)

Sub-total	38,063,542	(90,690,730)

Total	139,474,542	45,933,886

        Net actuarial losses (gains) related to changes in actuarial assumptions resulted from the changes in the financial and demographic actuarial assumptions detailed above, as follows:

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

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

31. Post retirement benefits (Continued)

    expected return on plan assets calculated based on discount rates used to compute PBO, and (2) a gain of Euro 23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations, namely those assumptions related to the salary, pension and healthcare cost trend growth rates.

31.9.  Other disclosures

        The tables below include the present value of projected benefits obligations, the fair value of the plan assets, the surplus or deficit in the plans and the net actuarial gains and losses for all the plans mentioned above as at December 31, 2013, 2012, 2011 and 2010 and for the years then ended:

	2013	2012	2011	2010
	Euro
Projected benefits obligations	1,345,373,711	1,233,129,057	1,256,627,527	1,396,705,310
Plan assets at fair value	(386,327,642)	(399,394,770)	(344,695,390)	(448,145,688)

Responsibilities for post retirement benefits, net	959,046,069	833,734,287	911,932,137	948,559,622

	2013	2012	2011	2010
	Euro
Changes in actuarial assumptions	101,411,000	136,624,616	(19,426,453)	441,787,345
Differences between actual data and actuarial assumptions:
Projected benefits obligations related	40,716,415	(22,644,314)	(6,997,663)	(67,472,319)
Plan assets related	(2,652,873)	(68,046,416)	92,782,990	72,411,885

Total net actuarial losses (gains)	139,474,542	45,933,886	66,358,874	446,726,911

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt

        Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014, and 2013, this caption was made up as follows:

	31 Dec 2014		31 Dec 2013
	Short-term	Long-term	Short-term	Long-term
	Euro
Exchangeable bonds	—	—	743,011,847	—
Bonds	—	—	—	4,731,260,092
Bank loans
External loans	—	—	103,868,391	949,281,957
Domestic loans	—	—	5,111,006	175,039,738
Liability related to equity swaps on treasury shares (Note 40)	—	—	73,210,079	—
Commercial paper	—	—	542,000,000	—
Leasings	54,084	49,523	24,729,526	23,579,646
Other financings	—	—	45,611	—

	54,084	49,523	1,491,976,460	5,879,161,433

        The reduction in this caption reflects the following elements:

  •
  A debt increase between January 1 and May 5, 2014, under the framework of the commercial paper programmes;

  •
  The gross debt of Euro 8,051 million which was contributed to Oi on May 5, 2014, as part of the PT Assets under the framework of the Oi capital increase subscribed by PT SGPS (Note 1);

  •
  The reimbursement of the liability relating to the equity swap contracts on treasury shares following the physical exercise of these contracts on May 7, 2014, with cash equivalents that remained in PT SGPS for this purpose, after Oi's capital increase. After this reimbursement, PT SGPS directly holds 20,640,000 treasury shares in portfolio, for which reason it recorded a non-distributable reserve an amount equivalent to the acquisition cost of these shares, in the amount of Euro 178,071,827.

        Prior to the transfer of assets to Oi on May 5, 2014, the main items of financing in December 31, 2013 are detailed in the following notes.

        In addition to the information presented above relating to the change in gross debt during the period between January 1 and May 5, 2014, the following notes include more detailed information about exchangeable bonds, bonds, bank loans and other information related to gross debt outstanding as of December 31, 2013.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt (Continued)

32.1.  Exchangeable bonds

        On August 28, 2007, PT Finance issued exchangeable bonds totalling Euro 750,000,000, exchangeable into fully paid ordinary shares of PT SGPS, as follows:

  •
  Exchange price of Euro 13.9859 per ordinary share of PT SGPS, which was adjusted to Euro 11.60 on 30 October 2007, following the spin-off of PT Multimedia, and to Euro 11.06 on December 28, 2010, Euro 9.4 on 31 May 2011 and Euro 8.91 on 22 May 2012, following the dividends paid in December 2010, June 2011 and May 2012, respectively, according to the terms and conditions of these bonds;

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

        As at 31 December 2013, the fair value of the exchangeable bonds, determined based on market information, amounted to Euro 764 million.

32.2.  Bonds

        The following table provides detailed information about the bonds outstanding as at December 31, 2013:

Issuer(i)	Debt	Euro	Issue date	Expected maturity(ii)	Interest rate
PT Finance	Eurobond	1,000,000,000	May-13	2020	4.625%
PT Finance	Eurobond	750,000,000	Oct-12	2018	5.875%
PT SGPS	Retail bond	400,000,000	Jul-12	2016	6.25%
PT Finance	Eurobond	600,000,000	Feb-11	2016	5.625%
PT Finance	Eurobond	750,000,000	Nov-09	2019	5.00%
PT Finance	Fixed rate notes	250,000,000	Jul-09	2017	5.242%
PT Finance	Eurobond	500,000,000	Jun-05	2025	4.50%
PT Finance	Eurobond	500,000,000	Mar-05	2017	4.375%
	Transaction costs(iii)	(18,739,908)

		4,731,260,092

(i)
All PT Finance and PT SGPS issuances were made under the Euro Medium Term Note Programme ("EMTN").

(ii)
Loans are repayable on final maturity except where otherwise indicated.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt (Continued)

(iii)
This caption corresponds to expenses incurred at the date these bonds were issued, which relate to (i) roundings in defining the coupon rate; and (ii) prepaid commissions. These expenses are recognized in earnings through the life of the bonds.

        During the year ended December 31, 2013, PT Finance repaid the Euro 1,000 million Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to Euro 934 million at maturity, and the Euro 50 million floating rate notes issued in August 2008.

        As at December 31, 2013, the maximum possible nominal amount of outstanding notes issued under the EMTN Programme established by PT Finance and PT SGPS amounted to Euro 7,500,000,000, of which Euro 4,750,000,000 were outstanding as at December 31, 2013, as detailed above.

        The fair value of these bonds was determined based on market information and amounted to Euro 4,964 million as at December 31, 2013.

32.3.  Bank loans

        As at December 31, 2013, bank loans were denominated in the following currencies:

	31 Dec 2013
	Currency of the notional	Euro
Euros	1,225,167,822	1,225,167,822
Other currencies		8,133,270

		1,233,301,092

        As at 31 December 2013, PT SGPS had a committed standby credit facility amounting to Euro 800 million, maturing in June 2016. PT SGPS also entered into an export credit facility, comprising two committed tranches amounting to Euro 80 million, agreed in 2011, and Euro 100 million, agreed in January 2013.

        As at 31 December 2013, external bank loans due include primarily the following financings:

  •
  An amount of Euro 400 million used under the above mentioned committed standby facilities and an amount of Euro 69 million used under the export credit facility;

  •
  Loans obtained by PT SGPS from the European Investment Bank ("EIB") totalling Euro 527 million, maturing up to 2021, including primarily (1) two loans obtained in 2010 of Euro 100 million each for the purpose of investing in PT SGPS' next generation network, which have an average maturity of approximately 4.2 years, (2) a loan obtained in 2011 amounting to Euro 140 million for the purpose of investing in research and development, which matures in 2019, and (3) a loan secured in 2012 amounting to Euro 100 million in order to finance the investment in next generation network, which also matures in 2019;

  •
  A loan obtained by PT Finance in 2010, the outstanding amount of which was Euro 30 million as at 31 December 2013, maturing between 2014 and 2015.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt (Continued)

        As at 31 December 2013, domestic bank loans due include primarily the following financings:

  •
  2 loans obtained in 2012, totalling Euro 100 million and maturing in 2016;

  •
  A loan obtained in 2013, amounting to Euro 70 million and maturing in 2017.

        As at 31 December 2013, bank loans of PT SGPS and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

2013
Maximum rate	8.75%
Minimum rate	0.84%

32.4.  Liability related to equity swaps on treasury shares

        This caption relates to an equity swap contract entered into by PT SGPS over 20,640,000 treasury shares, which was recognized as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability for the respective acquisition cost in the amount of Euro 178,071,827. In December 2011 and 2012, PT SGPS settled the amounts of Euro 84,304,306 and Euro 20,557,440, respectively, following which the outstanding amount due as at 31 December 2013 was Euro 73,210,079.

32.5.  Commercial paper

        PT SGPS entered into several commercial paper programs, under which it has issued a total amount of Euro 542 million as at 31 December 2013, maturing between January and May 2014. Under these programmes, the Company had available an underwritten amount of Euro 283 million as at December 31, 2013.

32.6.  Leasings

        Financial lease obligations recorded as at December 31, 2013 relate mainly to satellite capacity and transportation equipment acquired under finance lease contracts. Satellite capacity acquired under finance lease contracts is currently being used by PT Comunicações for the direct-to-home offer of its television service. Transportation equipment under finance lease contracts, under which there are generally purchase options at the end of their term, was acquired by several Group companies and is currently being used in their normal course of business.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt (Continued)

        As at December 31, 2013, the carrying amount of assets acquired under finance leases is as follows:

	Gross amount	Accumulated depreciation	Carrying amount
	Euro
Industrial property and other rights	64,351,403	46,039,175	18,312,228
Transportation equipment	37,708,289	15,909,331	21,798,958
Other	3,028,132	1,609,928	1,418,204

	105,087,824	63,558,434	41,529,390

        As at December 31, 2013, the detail of future minimum lease payments related to finance lease contracts is as follows:

	Present value	Finance costs	Total
	Euro
2014	24,729,526	1,337,594	26,067,120
2015	8,089,872	773,024	8,862,896
2016	3,712,498	606,467	4,318,965
2017	3,366,659	474,332	3,840,991
2018 and following years	8,410,617	377,555	8,788,172

	48,309,172	3,568,972	51,878,144

32.7.  Medium and long-term debt

        As at 31 December 2013, medium and long-term debt matures as follows:

Euro
2015	59,760,818
2016	1,541,130,250
2017	855,213,540
2018	866,190,989
2019 and following years	2,556,865,836

5,879,161,433

32.8.  Covenants

        As at December 31, 2013, the Company had several covenants related to its indebtedness as follows:

  •
  Change in control

    The exchangeable bonds, the credit facilities under which the Company had borrowed a total amount of 670 million as at 31 December 2013 and the loans obtained from EIB totalling

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt (Continued)

    Euro 527 million as at December 31, 2013 establish penalties in the case of any change of control of PT SGPS. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per cent of the voting rights, whether obtained by ownership of share capital, holding of voting rights or pursuant to the terms of a shareholders' agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

    The Euro 750 million Eurobonds issued in 2009, the Euro 600 million Eurobond issued in 2011, the Euro 750 million Eurobond issued in 2012 and the Euro 1,000 million Eurobond issued in 2013 establish penalties in the case of any change of control of PT SGPS, as described above, only if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes.

  •
  Credit rating

    Certain loan agreements with the EIB, totalling Euro 36 million as at December 31,2013, the repayment of which is scheduled to 2014, stated that PT SGPS could be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to PT SGPS is reduced from the rating assigned by the time the clause was included (BBB– by S&P, Baa2 by Moody's and BBB by Fitch).

    In 2011, PT SGPS and the EIB have agreed to increase the spread of those loans, with no other consequence, as a result of the revision of PT SGPS' credit rating.

    On December 23, 2011, Moody's announced the downgrade of PT SGPS' long-term rating from Baa3 to Ba1. On February 16, 2012, S&P announced its review of the credit rating attributed to PT SGPS, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, PT SGPS has agreed with the EIB to open a cash deposit amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favour of the EIB. The amount deposited in this account, which amounted to Euro 28 million as at December 31, 2013, will be reduced as loans are repaid. PT SGPS and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to the Company will lead to, respectively, decreases or increases in the amount deposited, with no other consequence.

  •
  Control/disposal of subsidiaries

    Certain credit facilities under which the Company had borrowed a total amount of 640 million as at 31 December 2013 state that PT SGPS must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies which total assets are equal or exceed 10% of total consolidated assets or which total revenues are also equal or exceed 10% of total consolidated revenues.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt (Continued)

  •
  Disposals of assets

    The EIB loans totalling Euro 527 million as at 31 December 2013 include certain restrictions regarding the disposal of assets by PT SGPS.

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

        On 2 October 2013, PT SGPS entered into a memorandum of understanding with Oi and certain of PT SGPS' and Oi's shareholders with respect to the business combination between PT SGPS and Oi (Note 1). In connection with the proposed business combination, PT SGPS expects to amend certain of its outstanding debt instruments, including PT SGPS' Euro 400 million notes due 2016 issued under its euro medium term note programme and the Euro 750 million exchangeable bonds due 2014 issued by PT SGPS International Finance BV. The proposed amendments include, among other things:

  •
  except for the PT SGPS Retail Notes, the release and discharge of PT SGPS, as keep well provider, from all of its obligations under the applicable keep well agreement and the release and discharge of PT Comunicações, as keep well provider, from all of its obligations under its keep well agreement;

  •
  in the case of the PT SGPS Retail Notes, the substitution, in place of PT SGPS, of PT Portugal SGPS S.A. as issuer and principal obligor;

  •
  the addition of an unconditional and irrevocable guarantee from Oi;

  •
  the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the proposed share capital increase by Oi and/or the proposed business combination between PT SGPS and Oi or any transaction executed as part of, or pursuant to, such capital increase and/or business combination; and

  •
  in the case of the exchangeable bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed share capital increase by Oi up to (but excluding) the date of the completion of the proposed business combination between PT SGPS and Oi, a cash amount with reference to the ordinary shares of PT SGPS, and (b) from (and including) the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

32. Debt (Continued)

    date of completion of such proposed business combination, a cash amount with reference to the ordinary shares of Telemar Participações (each calculated in accordance with the modified terms and conditions of such exchangeable bonds) in place of receiving ordinary shares of PT SGPS.

33. Accounts payable

        Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014 and 2013, the detail of accounts payable is as follows:

	31 Dec 2014	31 Dec 2013
	Euro
Current accounts payable
Accounts payable-trade	984,563	414,127,644
Fixed asset suppliers	—	122,303,529
Licenses and concessions	—	6,000,000
Accounts payable to employees	288	1,586,417
Other(i)	7,976,292	24,252,950

	8,961,143	568,270,540

Non-current accounts payable
Licenses and concessions	—	14,840,169
Other	—	4,629,975

	—	19,470,144

(i)
As at December 31, 2014, this caption includes an amount of approximately Euro 7.9 million payable to PT Portugal relating to tax received from the state for this entity relating to the municipal surcharge, fiscal benefits and international taxes.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

34. Accrued expenses

        Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014 and 2013, accrued expenses are as follows:

	31 Dec 2014	31 Dec 2013
	Euro
Supplies and external services(i)	19,248,143	174,770,992
Vacation pay and bonuses(ii)	4,187,317	100,461,322
Discounts to clients	—	33,250,083
Interest and other financial expenses	—	199,176,963
Other	13,824	26,996,759

	23,449,284	534,656,119

(i)
This caption mainly relates to financial consultancy and legal advisory fees incurred in the framework of the merger and acquisition between PT SGPS and Oi.

(ii)
This caption includes an item for employment obligations to be transferred to PT Portugal in the total amount of Euro 3.6 million.

35. Deferred income

        The amounts included under this heading were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2013, deferred income is as follows:

31 Dec 2013
Euro
Advance billing:
Traffic	56,241,191
Other advance billing	32,385,833
Contractual penalties imposed to customers	74,997,684
Customer retention programs	7,906,459
Other	75,253,077

246,784,244

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

36. Provisions

        Most of the amounts included under this caption on December 31, 2013 were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2013 and 2014, the detail of this caption is as follows:

	31 Dec 2014	31 Dec 2013
	Euro
Provisions for risks and costs
Litigation	73,500	18,080,105
Taxes (Note 12)	2,358	61,955,874
Other	27,110,319	11,024,940

	27,186,177	91,060,919

        In addition to the amounts transferred to Oi on May 5 2014, PT SGPS derecognized provisions for fiscal contingencies in the total amount of approximately Euro 27 million (Note 12), within the framework of an agreement entered into with Oi in which it assumed responsibility for direct payment of all of the contingencies originating before May 5, 2014, either related to PT SGPS's former subsidiaries or directly related to PT SGPS, and as such, any related expenses will not be borne by PT SGPS. Because these provisions were related to income tax, this reversal was recognized as a gain under the "Income tax" caption in the Consolidated Income Statement (Note 12).

        As of December 31, 2014, the caption Other, consists mainly of a provision in the amount of Euro 27 million for the financial impact of the Exchange Agreement entered into with Oi.

        In addition to the information presented above relating to the change in provisions during the period between January 1 and May 5, 2014, the following notes include more detailed information about claims, legal actions and tax contingencies as of December 31, 2013.

a)    Contingencies as of December 31, 2013

        As at 31 December 2013, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of loss is considered probable in accordance with the definitions of IAS 37 Provisions, Contingent Assets and Contingent Liabilities. Based on the opinion of its internal and external legal counsels, the Group recorded provisions for those claims, legal actions and tax contingencies to cover its probable future cash outflows, as follows:

2013
Euro
Civil claims	11,618,137
Labor claims	2,893,200
Other	3,568,768

Sub-total	18,080,105

Tax	61,955,874

Total	80,035,979

        As at December 31, 2013, there were several claims, legal actions and tax contingencies against certain subsidiaries of the Group for which the risk of future cash outflows was considered possible,

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

36. Provisions (Continued)

based on the information provided by its legal counsels, and that therefore are not provided for. The nature of these contingencies is as follows:

2013
Euro
Civil claims	71,078,646
Labor claims	982,904
Other	16,496,924

Sub-total	88,558,474

Tax	4,285,758

Total	92,844,232

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

b)    Claims for municipal taxes and fees

        Pursuant to a statute enacted on August 1, 1997, as an operator of a basic telecommunications network, PT SGPS was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese Government has advised PT SGPS in the past that this statute confirmed the tax exemption under our Concession and that it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession.

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

        Some municipalities however, continue to persive that the Law 5/2004 does not expressly revoke other taxes that the municipalities wish to establish, because Law 5/2004 is not applicable to the public municipality domain. As of December 31, 2013, there were legal actions with some municipalities regarding this matter.

c)     Regulatory Proceedings

        PT SGPS Group companies are regularly subject to regulatory inquiries and investigations involving their operations. In addition, ANACOM (the telecoms regulator), the European Commission, and the Autoridade da Concorrência (the Portuguese competition authority) regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

36. Provisions (Continued)

inquires and investigations include several investigations by Autoridade da Concorrência related to PT Comunicações and Meo, S.A. for alleged anti-competitive practices in the Digital Terrestrial Television and public mobile telephone markets, respectively. PT SGPS considers that Group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviewed commercial offers in order to reduce the risk of competition law infringement. However, if group companies were found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts.

        On 19 January 2011, the European Commission opened an investigation into an agreement between Telefónica and PT SGPS allegedly not to compete on the Iberian telecommunications markets. In October 2011, PT SGPS was notified of a Statement of Objections sent by the European Commission to PT SGPS and Telefonica on this matter, which only covered the alleged cooperation between the two companies after the Vivo transaction. In response to the Statement of Objections, PT SGPS contested the alleged by the European Commission. In January 2013, the European Commission adopted a decision condemning the Company, together with Telefónica, S.A., for infringement of article 101 of the TFEU, with reference to the alleged non-compete commitment with impact in the Iberian market included in the agreement of 28 July 2010 concerning the acquisition by Telefónica of PT SGPS's stake in Brazilian operator Vivo. Under this decision, PT SGPS was fined by an amount of Euro 12,290,000. As of December 31, 2013, the Company concluded that the fine was unjustified and inappropriate to any eventual unworthiness of its conduct and accordingly brought an action for annulment before the Court of Justice of the European Union and did not record any provision for this matter.

d)    Other Legal Proceedings

        In March 2004, TV TEL Grande Porto—Comunicações, S.A. ("TV TEL"), a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that, since 2001, PT Comunicações has unlawfully restricted and/or refused access to its telecommunication ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, subsidiary of PT-Multimédia and at the time a direct competitor of TV TEL. TV TEL is claiming an amount of approximately Euro 15 million from PT SGPS for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defence to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infra-structure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. On February 2013, the court decided a compensation related to increased costs of financing incurred and a value regarding loss of clients to be liquidated by TV TEL. Both parties have appealed.

        In March 2011, Optimus—Comunicações S.A. ("Optimus") filed a claim against PT SGPS in the Judicial Court of Lisbon for the payment of approximately Euro 11 million and, in October 2011, Onitelecom—Infocomunicações, S.A ("Oni") filed a claim against PT SGPS in the same court for the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

36. Provisions (Continued)

payment of approximately Euro 1.5 million, both related to a proceeding of the Autoridade da Concorrência that terminated in 2011 for prescription reasons, in relation to which Autoridade da Concorrência had imposed a fine to PT SGPS of approximately Euro 45 million. Optimus and Oni sustained their position by arguing that they suffered losses and damages as a result of PT SGPS' conduct. In the Optimus action, the Company was waiting for the schedule of the trial, while regarding the Oni legal action, PT SGPS was acquitted due to prescription reasons.

e)     Tax contingencies

        There are some tax claims against certain Portuguese subsidiaries of the Group which relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (Euro 233 million as of December 31, 2013) and of a capital loss occurred in 2006 following the liquidation of a subsidiary (Euro 65 million as of December 31, 2013). PT SGPS had already received tax assessments regarding these matters for all the years mentioned above and had presented bank guarantees to the tax authorities for the years 2005 to 2009 totalling Euro 317 million as of December 31, 2013. As of December 31, 2013, PT SGPS strongly disagreed with these assessments and based on the opinion of its tax advisors, considered that there were solid arguments to oppose the position of the tax authorities, and therefore, did not consider the losses related to these tax contingencies as either probable or possible.

37. Other current and non-current liabilities

        Most of the amounts included under this caption were transferred to Oi on May 5, 2014, under the framework of the capital increase carried out by this entity (Note 1). As at December 31, 2014 and 2013, the detail of this caption as follows:

	31 Dec 2014	31 Dec 2013
	Euro
Other current liabilities
Dividends payable(i)	856,549	13,980,981

	856,549	13,980,981

Other non-current liabilities
Assets retirement obligation	—	18,366,291
Other	—	5,040,232

	—	23,406,523

(i)
As at December 31, 2014, this caption relates to the dividends from previous years payable to PT SGPS shareholders whose holdings of shares were not identified at the time of payment. As at December 31, 2013, this caption also includes dividends payable to non-controlling shareholders of the international operations that were excluded from consolidation from May 5, 2014, within the framework of the Oi capital increase (Note 1).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

38. Shareholders' Equity

38.1 Share capital

        As at December 31, 2014, and 2013 the share capital of PT SGPS, which is fully subscribed and paid in, amounted to Euro 26,895,375 represented by 896,512,500 shares, with a nominal value of three Euro cents each and distributed as follows:

  •
  896,512,000 common shares; and

  •
  500 Category A shares.

        At the PT SGPS Annual General Meeting held on July 26, 2011, an amendment was approved to the Company's articles of association to remove the special rights allocated to the 500 Category A shares (designated by "golden share"). As a consequence of this approval, these shares grant no special rights.

38.2 Treasury shares

        As at December 31, 2014 and 2013, the detail of this caption as follows:

	2014	2013
	Euro
Shares held by PT SGPS	178,071,827	178,071,827
Shares held by Oi	—	159,449,089

	178,071,827	337,520,916

        In the past, PT SGPS entered into equity swap contracts on 20,640,000 treasury shares which were recognized as an effective acquisition of treasury shares, thus implying the recognition of the financial liability for the corresponding acquisition cost. In 2014, as mentioned in Note 32, PT SGPS executed the physical exercise of these contracts, under which PT SGPS directly held these 20,640,000 treasury shares in portfolio as at December 31, 2014, while as at December 31, 2013, these shares were indirectly held through equity swap contracts.

        Under the strategic partnership between PT SGPS and Oi, under which it was envisaged that Oi would acquire up to 10% of the outstanding shares of PT SGPS, Oi acquired 89,651,205 shares of PT SGPS up to December 31, 2012, representing 10.0% of the share capital. PT SGPS's share in this investment was classified as treasury shares in the Consolidated Statement of Financial Position and amounted to Euro 159,449,089 as at December 31, 2013. On May 5, 2014, under the Oi capital increase, PT SGPS derecognized these treasury shares held indirectly through the investment in Oi.

38.3.  Legal reserve

        Commercial law and PT SGPS's articles of association provide that at least 5% of the net annual income must be appropriated to strengthen the legal reserve until this reserve represents 20% of the share capital. This reserve is not available for distribution to shareholders unless on company liquidation, but may be used to absorb losses, once all other reserves have been exhausted, or for incorporation in the capital. As at December 31, 2014 and 2013, the legal reserve was Euro 6,773,139 and was already fully incorporated, corresponding to more than 20% of the share capital.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

38. Shareholders' Equity (Continued)

38.4.  Reserve for treasury shares

        The reserve for treasury shares relates to the recognition of a non-distributable reserve equivalent to the nominal value of the canceled shares or to the acquisition cost of treasury shares held by PT SGPS. This reserve has the same legal regime as the legal reserve. As at December 31, 2014 and 2013, this reserve relates to shares canceled on December 20, 2007, on March 24, 2008, and on December 10, 2008, in the amount of Euro 6,970,320. In 2014, this caption also includes reserves in the amount of Euro 178,071,827 relating to the acquisition cost of the 20,640,000 treasury shares directly held in portfolio (Note 38.2).

38.5.  Revaluation reserve and other reserves and accumulated earnings

        As at December 31, 2014 and 2013, the detail of this caption as follows:

	2014	2013
	Euro
Retained earnings	2,708,602,279	2,732,172,798
Net (loss) income	(302,790,437)	330,980,955
Free reserves	105,209,244	105,209,244
Actuarial losses(i)	—	(522,002,120)
Revaluation reserve(i)	—	558,619,470
Cumulative foreign currency translation adjustments(ii)	(960,498,126)	(1,159,428,931)
Income and expenses recognized directly in equity(iii)	(438,660,791)	(107,349,957)

	1,111,862,169	1,938,201,459

(i)
These captions were related to discontinued operations that were transferred to Oi on May 5, 2014, for which the respective balance on that date was transferred to retained earnings.

(ii)
The change in this caption reflect (1) The adjustments of the exchange rate applied to investments in Oi and its controlling shareholders in 2014 and the exchange rate adjustments related to international operations, from January 1 until April 30, 2014, which were transferred to Oi under the capital increase on May 5, 2014, in the total amount of Euro 160 million, and (2) the accumulated exchange rate adjustments related to discontinued activities in the amount of Euro 39 million, which was transferred to the net income on the date of contribution of the same to the Oi capital increase carried out on May 5, 2014 (Note 1).

(iii)
This caption relates to the accumulated amount of net losses recorded directly in shareholder's equity from March 2011 to December 31, 2014, under the application of the equity method to the Oi investment and to its controlling shareholders. The increase that occurred in 2014 is related to losses directly recorded by Oi against equity as explained in the Consolidated Statement of Comprehensive Income. On May 5, 2014, the Company transferred to accumulated earnings the losses related to subsidiaries that were transferred to Oi under the capital increase (Note 1).

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

39. Guarantees and financial commitments

        As at December 31, 2014 and 2013, the Company had presented the following guarantees and comfort letters to third parties:

	2014	2013
	Euro
Bank and other guarantees presented to tax authorities and other public entities(i)	384,314,678	329,492,097
Bank guarantees presented by PT SGPS to European Commission(ii)	12,843,050	—
Bank guarantees presented by PT SGPS to EIB(iii)	—	491,428,571
Bank and other guarantees presented to other entities by:
Meo, S.A.(iv)	—	26,023,980
PT Comunicações(v)	—	21,153,349
Other companies	—	21,331,535

Total	397,157,728	889,429,532

(i)
The bank and other guarantees presented to the tax authorities include essentially Euro 378 million related to tax assessments regarding PT SGPS. The Company presented legal challenges to these assessments and, in accordance with Portuguese law, provided collateral in order to avoid the initiation of enforcement proceedings, which, in the absence of guarantee or payment of the contested tax, would continue until the request of a pledge of sufficient assets to cover the request tax. Portuguese law, while always allowing for the appeal of taxes liquidited by the tax authorities, only suspends enforcement proceedings upon payment of the tax or the provision of a guarantee. Providing a guarantee of security thereby avoids the payment of tax before the appeal decision or attachment of assets in enforcement proceedings. These guarantees were presented by PT SGPS as a controlling company of the consolidated tax in the years in question, even though as at December 31, 2014, the contingencies associated to these guarantees are not the Company's responsibility, having been transferred to Oi (Note 36).

(ii)
As at December 31, 2014, these bank guarantees were presented to the European Commission under an alleged infringement of article 101 of the TFEU, with reference to the alleged non-competition commitment in the Iberian market between PT SGPS and Telefónica (Note 36).

(iii)
These bank guarantees were presented by PT SGPS to the European Investment Bank in connection with loans obtained from this bank.

(i)
Bank guarantees given on behalf of Meo, S.A. include primarily a bank guarantee presented to Anacom amounting to Euro 24 million related to the total instalments due under the acquisition of the LTE license completed in December 2011.

(iv)
Bank guarantees given on behalf of PT Comunicações were presented essentially to the following entities: (1) Municipal Authorities, which relate mainly to the payment of taxes and other fees in connection with PT SGPS's use of public rights-of-way; and (2) Anacom, which relate mainly to an open contest for granting the right of use national frequencies for the television service.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

39. Guarantees and financial commitments (Continued)

        Under the agreements entered into with Oi, Oi has to replace the bank guarantees provided by PT SGPS to the Tax Authority and to the European Commission for guarantees provided by Oi. Where this replacement is not possible due to requirements of the counterparty, Oi has undertaken to provide equivalent guarantees in favor of PT SGPS.

40. Consolidated Statement of Cash-flows

(a)   Short-term investments

        These captions primarily include receipts from matured short-term investments and payments relating to new short-term investments. The net cash receipts for the financial year of 2014, were Euro 186,373,080, compared to net payments of Euro 74,416,927 for the 2013 financial year and Euro 36,672,629 for the 2012 financial year. During 2014, net receipts essentially concern the settlement of investments made by Bratel Brasil until May 5, 2014, the date on which this entity used the amounts obtained from the majority of these investments, together with the amount obtained from a capital increase carried out by Bratel BV, to subscribe to a portion of the convertible bonds issued by specific companies that directly or indirectly control AG and LF, as mentioned in Note 1.

(b)   Dividends received

        During the 2014 and 2013 financial years, this caption shows the respective dividends received from Contax, in the amount of Euro 514,654, and from Oi, in the amount of Euro 86,439,663. In 2012, this caption includes mainly dividends received from Oi in the amount of 185,120,347.

(c)   Payments regarding financial investments

        This caption relates to the total amount of R$4,788 million (Euro 1,555 million) that Bratel Brasil and PTB2 used to subscribe to convertible bonds issued by specific entities that directly or indirectly control AG and LF, an amount which was ultimately used to reimburse AG and LF's debt and to subscribe to convertible bonds issued by TmarPart, which in turn also used the resulting resources to reimburse its debt, as explained in greater detail in Notes 1 and 25.

(d)   Payments relating to loans obtained

        During the 2014 financial year, the payments relating to loans obtained, in the amount of Euro 73,246,846, essentially reflect the reimbursement of the liability relating to equity swap contracts, in the amount of Euro 73,210,079 (Note 32), and payments associated to financial lease contracts. In 2012 financial year, payments related to loans repaid amounting to Euro 20,865,770, include mainly Euro 20,557,440 corresponding to partial repayment of the liability relating to equity swap contracts.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

40. Consolidated Statement of Cash-flows (Continued)

(e)   Cash and cash equivalents at the end of the financial year

        As at December 31, 2014, 2013 and 2012, the detail of this caption is as follows:

	31 Dec 2014	31 Dec 2013	31 Dec 2012
	Euro
Cash	6,003	10,526,405	33,316,183
Demand deposits	13,619,441	94,713,210	110,336,145
Time deposits	93,000,000	1,455,485,775	1,750,335,469
Other bank deposits	2,886,156	98,225,124	94,809,341

	109,511,599	1,658,950,514	1,988,797,138

41. Related parties (IAS 24)

a)    Associated and jointly-controlled companies

        PT SGPS maintained an influence on the companies below until the capital increase in Oi on May 5, 2014, when it contributed its 100% holding in PT Portugal's share capital, including the indirect investments in these associated companies. Consequently, as PT SGPS no longer has a direct holding in these associated companies as at December 31, 2014, the tables below show the balances as at December 31, 2013, between PT SGPS and its associated companies and joint ventures, and the transactions between PT SGPS and these same entities that occurred during the four months ending April 30, 2014, before the Oi capital increase, and during the 2013 and 2012 financial years:

					Loans granted
	Accounts receivable		Accounts payable
					31 Dec 2014
Company	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013		31 Dec 2013
	Euro
Joint ventures(ii)	114,903	4,685,059	7,874,531	24,796	—	—
International companies:
Unitel	—	238,241,859	—	2,638,599	—	—
Multitel	—	6,265,431	—	229,884	—	915,058
CTM	—	—	—	—	—	—
Other	—	646,420	—	—	—	—
Domestic companies:
Páginas Amarelas(i)	—	173,050	—	1,325,856	—	—
PT-ACS	—	3,372,065	—	3,103,827	—	—
Fundação PT	—	341,983	—	—	—	—
Sportinveste Multimédia	—	56,864	—	226,993	—	32,282,861
Siresp	—	28,024	—	5,860	—	1,260,909
Other	—	410,491	—	1,129,313	—	2,392,443

	114,903	254,221,246	7,874,531	8,685,128	—	36,851,271

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

41. Related parties (IAS 24) (Continued)

	Costs			Revenues			Interest and other financial costs net
Company	2014	2013	2012	2014	2013	2012	2014	2013	2012
	Euro
Joint ventures(ii)	4,307,970	174,684	723,621	4,246,651	10,226,830	1,986,285	41,060,379	—	—
International companies:
Unitel	2,579,292	6,656,346	6,204,614	4,542,112	13,793,167	12,126,525	—	—	—
Multitel	62,348	454,120	289,008	476,471	1,745,267	2,308,074	—	—	—
CTM(i)	—	74,739	64,517	—	88,654	292,401	—	—	—
Other	—	223	—	—	—	1,943	—	—	—
Domestic companies:
Páginas Amarelas(i)	—	21,179,202	26,880,377	—	2,754,786	2,210,809	—	—	1,560
PT-ACS	3,910,991	6,495,377	7,110,178	—	2,826,715	1,767,278	—	—	—
Sportinveste Multimédia	143,441	908,541	897,931	58,727	172,728	167,605	10,798	32,820	52,216
Siresp	—	—	—	6,490,862	15,397,196	14,274,932	16,738	58,095	107,634
Other	229,763	724,985	735,207	1,297,778	4,354,399	4,188,132	40,057	124,809	62,679

	11,233,805	36,668,217	42,905,453	17,112,601	51,359,742	39,323,984	41,127,972	215,724	224,089

(i)
The Páginas Amarelas and CTM investments were sold in January 2014 and June 2013, respectively.

(ii)
The jointly controlled entities include the former subsidiaries of PT Portugal delivered to Oi in the capital increase.

        Although the companies were not associates on December 31, 2014 and PT SGPS did not have significant influence on these entities at that time, the above entities (except the investments in Páginas Amarelas and CTM) continued to be Oi investments on December 31, 2014.

b)    Others

        For the financial years ended December 31, 2014 and 2013, fixed remuneration of Board members, which were established by the Remuneration Committee, amounted to Euro 5.02 million and Euro 5.52 million respectively.

        Under the terms of the remuneration policy established by the Remuneration Committee, the executive Board members are entitled to receive a variable remuneration depending on performance achieved, 50% of which must be paid the following year and the remaining 50% must be paid three years later if certain performance measures are met. PT SGPS annually recognizes the costs for this variable compensation.

        For the financial year ended December 31, 2014, the annual variable compensation for the year 2013 paid to 7 Board members totaled Euro 1.74 million. For the year ended December 31, 2013, the variable compensation related to 2012 paid to executive Board members amounted to Euro 2.2 million. Additionally, in the year 2014, in accordance with established policy for executive directors, PT SGPS paid an amount of Euro 4.89 million to current and former executive Board members for the variable remunerations of 2010 and the associated bonus in respect of the Vivo sale. Additionally, within the scope of the termination of executive functions, Euro 2.68 million were paid, which includes an amount relating to deferred bonuses of previous years.

        Under the strategic partnership agreement signed with Oi and Contax, four Board members of PT SGPS (five in 2013) carried out executive roles in these companies (jointly controlled entities of the Company) and received in 2014 and 2013 total fixed compensation in the amount of R$0.72 million

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

41. Related parties (IAS 24) (Continued)

(Euro 0.2 million) and R$1.02 million (Euro 0.4 million), respectively, which was established by the competent corporate bodies, according to local legislation.

        In addition to the above remuneration, Board members are entitled to fringe benefits that are primarily used in carrying out their daily functions.

        For the year ended December 31, 2014, PT SGPS key employees received fixed and variable remuneration amounting to Euro 1.2 million and Euro 0.3 million, respectively. For the year ended December 31, 2013, PT SGPS key employees received fixed and variable remuneration amounting to Euro 4.4 million and Euro 2.2 million respectively.

        On December 31, 2014, there was no share based payment program or termination benefit in place and PT SGPS did not have any outstanding balances with board members or key employees.

        For the year ended December 31, 2014, the fees paid to the Statutory Auditor of PT SGPS amounted to Euro 0.26 million, corresponding to audit fees with respect to PT SGPS.

42. Shareholders with Qualified Holdings

        The Company considers that it is relevant to disclose outstanding balances and transactions with its main shareholders, notably those with a qualified holding of more than 2% in PT SGPS's share capital and with all the entities reported by these shareholders as being part of the respective economic groups. The tables below present the balances as at December 31, 2014 and 2013, and the transactions that took place in the financial years 2014, 2013 and 2012, between the PT SGPS Group and these entities that are identified as shareholders with qualified holding and respective economic groups:

	31 Dec 2014				31 Dec 2013
Shareholder	Cash equivalents	Accounts payable	Accounts receivable	Accounts payable	Cash equivalents(i)	Short-term investments		Loans and financings(iii)
	Euro
Novo Banco, S.A.(iv)	371,430	5,755,946	—	—	—	—		—
Grupo BES(iv)	—	—	1,428,622	—	1,402,888,437		(ii)	14,517,265
Morgan Stanley	—	3,250,000	—	—	—	—		—
Visabeira	—	—	34,768,339	20,322,411	—	—		—
Controlinveste	—	—	463,937	8,545,056	—	—		—
RS Holding	—	—	268,962	389,724	—	—		—

	371,430	9,005,946	36,929,860	29,257,191	1,402,888,437	—		14,517,265

(i)
As at December 31, 2013, cash equivalents include mainly term deposits at Banco Espírito Santo and at Banco Espírito Santo Investimento.

(ii)
Additionally, as at December 31, 2013, this balance also comprised Euro 750 million of debt instruments issued by Espírito Santo International (Note 17), subscribed through BES, which were reimbursed in February 2014 and the received amounts reinvested in debt notes issued by Rioforte, as described below and in Note 1 for a total amount of 897 million euros, which were transferred to Oi on May 5, 2014.

(iii)
In addition to the amount included in this caption, PT SGPS issued a commercial paper in the amount of Euro 200 million in which Banco Espírito Santo acted as commercial paper transfer agent.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

42. Shareholders with Qualified Holdings (Continued)

(iv)
From August 3, 2014, onwards the qualified holding of PT SGPS previously held or imputed to Banco Espírito Santo, S.A., is held by Novo Banco, S.A.

	2014(i)			2013			2012
Shareholder	Revenues and gains	Costs and losses	Net interest income	Revenues and gains	Costs and losses	Net interest income	Revenues and gains	Costs and losses	Net interest income
	Euro
Novo Banco, S.A.(ii)	—	570,311	—	—	—	—	—	—	—
Grupo BES(ii)	4,667,477	13,065,743	13,772,609	15,631,326	14,769,075	39,046,876	17,870,791	15,664,367	70,190,599
Morgan Stanley	—	3,250,000	—	—	—	—	—	—	—
Caixa Geral de Depósitos(iii)	—	—	—	—	—	—	23,172,156	8,295,881	5,411,300
Visabeira	2,245,730	22,608,561	—	11,290,365	79,668,692	—	11,734,060	103,160,858	—
Controlinveste	712,744	19,898,270	—	2,469,041	47,360,248	—	2,670,350	52,691,602	—
RS Holding	143,861	1,228,160	—	507,475	2,930,813	—	857,306	3,895,190	—
Barclays(iii)	—	—	—	—	—	—	472,382	2,181	(10,104,063)
UBS	—	—	(15,000)	39	—	(45,000)	39	39,237	(45,000)

	7,769,812	60,621,045	13,757,609	29,898,246	144,728,828	39,001,876	56,777,084	183,749,316	65,452,836

(i)
As referred to above, this caption reflects mainly the transactions occurred up to 5 May 2014, since as from that date PT SGPS no longer controls the entities that were contributed to the Oi share capital increase and that were responsible for the majority of the transactions with shareholders.

(ii)
From August 3, 2014 onwards, the qualified holding of PT SGPS previously held or imputed to Banco Espírito Santo, S.A., is held by Novo Banco, S.A.

(iii)
In 2014 and 2013, Caixa Geral de Depósitos and Barclays does not have a qualified interest above 2% in PT SGPS

        During February 2014, certain companies, then part of the PT SGPS Group, subscribed for short-term securities (between 50 and 70 days) issued by Rioforte, in the total amount of Euro 897 million. These securities matured during April 2014, whereby the interest due on such maturity dates was received in full at that time, and the principal amount was re-invested in the Rioforte Investments, with the following characteristics:

  a)
  On April 15, 2014, PT Finance subscribed to Euro 647 million in notes ("Notes"), which matured on July 15, 2014. The terms and conditions of this transaction define the Notes as unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg;

  b)
  On April 15, 2014, PT SGPS subscribed to Euro 200 million in notes ("Notes"), which matured on July 15, 2014. On May 5, 2014, the Notes were transferred to PT Portugal as part of the process of transferring all assets and liabilities directly held by PT to PT Portugal for the purpose of the latter's contribution in the Oi Capital Increase. These issuances were made through a private placement under the prospectus prepared by the issuer and dated December 21, 2012, entitled "Eur 1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission de Surveillance du Secteur Financier. The terms and conditions of this operation defined the notes as "Senior" unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3% per annum (Current Base/360). The designated jurisdiction appointed for any dispute is Luxembourg; and

  c)
  On April 17, 2014, PT Finance subscribed to Euro 50 million in notes ("Notes"), which matured on July 17, 2014. This issuance was made through a private placement under the

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

42. Shareholders with Qualified Holdings (Continued)

    prospectus prepared by the issuer and dated September 21, 2012, entitled "Eur 1,000,000,000 Euro Medium Term Note Programme," which was approved by the Luxembourg Commission de Surveillance du Secteur Financier The terms and conditions of this transaction defined the notes as "Senior" unsecured and unsubordinated debt, pari passu in terms of payment with the issuer's other unsecured and unsubordinated indebtedness. The defined yield was 3.75% per annum (Current Base/360). The designated jurisdiction for any dispute is Luxembourg.

        These debt instruments were contributed by PT SGPS for Capital Increase of Oi, and reached their maturity on July 15 and 17, 2014, without having been settled by the issuer. The Introduction to the Notes to the Consolidated Financial Statements describe the issues relative to these intruments, as well as the Exchange Agreements entered into with Oi for the exchange of these debt instruments for shares underwritten by PT in the Capital Increase of Oi.

43. Financial Instruments

43.1.  Financial Risks

        PT SGPS is exposed basically to (i) market risks related with changes in currency exchange rates and interest rates, (ii) credit risks and (iii) liquidity risks. The main objective of risk management at PT SGPS is to reduce these risks to an acceptable level.

43.1.1.  Currency exchange risks

        Currency exchange risks are essentially related with PT SGPS investments in Brazil. On December 31, 2014 and 2013, net exposure (assets minus liabilities, net of non-controlling interests) in Brazil amounted to R$3,983 million (Euro 1,237 million) and R$9,013 million (Euro 2.767 million), respectively. Risks relative to Company investments in operations abroad basically concern joint venture investments (Note 25). PT SGPS does not have any contracted derivative instrument to hedge currency exchange risk associated with investments in foreign companies.

        The effect on PT SGPS's equity resulting from hypothetical changes in risk variables relevant is the impact of the valuation (devaluation) of the Real against the Euro in 0.1 from 3.22 to 3.12 (3.32), would be an increase (decrease) in net assets on December 31, 2014, of approximately Euro 40 million (Euro 37 million), corresponding to adjustments in currency exchange conversion for investments in Brazil.

43.1.2.  Interest rate risk

        On December 31, 2013, PT SGPS was exposed to interest rate risks essentially associated with interest on and resulting from debt and financial applications at variable interest rates. PT SGPS was essentially exposed to such risks in the Eurozone, and therefore, the consolidated debt of the Group was basically exposed to the Euribor rate.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

43. Financial Instruments (Continued)

43.1.3.  Credit risk

        Credit risk is essentially associated with the risk of a counterpart defaulting on contractual obligations, resulting in financial loss to the Group. PT SGPS is essentially subject to credit risk in its operational and investing activities.

        Criteria used to calculate receivable adjustments are based on recoverability analysis of receivables on a regular basis.

        On December 31, 2014, the receivables balance was not considered as significant.

        Risks associated with investing activities essentially result from investments made by the Group in cash investments. As mentioned before, in order to mitigate this risk, PT SGPS put into place an investment diversification policy as from July 2014, so that an investment in a financial institution is not greater than 34% of the total treasury applications. Thus, the purpose of this policy is to ensure that amounts are invested for short time periods in diversifying and reputable financial institutions.

        During the year ended December 31, 2013 and the period between January 1 and May 5, 2014, there was a concentration of deposits and investments in the BES Group, including debt securities issued by Espirito Santo International as of December 31, 2013 and, subsequently, debt securities issued by Rio Forte , as described in Notes 1 and 42.

43.1.4.  Liquidity risk

        This risk may occur if funding sources, such as available cash, operating cash flows, cash flows obtained from divestment activities and lines of credit and financing operations, do not meet the existing needs, namely cash outflows for operating, investing and financing activities, including shareholder remuneration and debt repayment.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

43. Financial Instruments (Continued)

43.2.  Other disclosures about financial instruments

        On December 31, 2014 and 2013, the carrying value of each category of financial assets and liabilities, as defined by IAS 39, was as follows (in millions of euros):

		31 Dec 2014		31 Dec 2013
Caption	Fair value hierarchy(i)	Carrying value	Fair value	Carrying value	Fair value
		Euro million
Financial assets carried at amortised cost:
Cash and cash equivalents (Note 40.e)		109.5	109.5	1,659.0	1,659.0
Short-term investments		—	—	914.1	914.1
Accounts receivable—trade(ii)		—	—	763.1	763.1
Accounts receivable—other(ii)		0.1	0.1	407.5	407.5
Investments in group companies—loans granted		—	—	5.4	5.4

		109.6	109.6	3,749.2	3,749.2

Financial liabilities carried at amortised cost:
Debt—exchangeable bonds(iii)	Level 1	—	—	743.0	763.4
Debt—bonds(iii)	Level 1	—	—	4,731.3	4,964.2
Debt—bank loans(iv)	Level 2	—	—	1,233.3	1,238.7
Debt—equity swaps on treasury shares(v)	Level 2	—	—	73.2	(8.3)
Debt—other loans(vi)		—	—	542.0	542.0
Accounts payable (Note 33)(ii)		9.0	9.0	587.7	587.7
Accrued expenses (Note 34)(ii)		23.4	23.4	534.7	534.7
Other current liabilities		0.9	0.9	14.0	14.0
Other non-current liabilities		—	—	5.0	5.0

		33.3	33.3	8,464.2	8,641.4

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 32)		0.1	0.1	48.3	48.3

		0.1	0.1	48.3	48.3

(i)
IFRS7 Financial Instruments requires that the fair value of financial assets and liabilities must be based on assumptions that participants in the market would consider when evaluating an asset or liability and determine a hierarchy that would give priority to information used to make those assumptions, especially in a fair value measurement hierarchy. Such hierarchy assigns greater weight to available information in the market (observational data) and less weight to information based on non-observational data, from Level 1 to Level 3, respectively. In 2013, there were not significant transfers between the levels of the fair value hierarchy.

(ii)
Accounts receivable, accounts payable and accrued expenses have generally short-term maturities and therefore their fair values is considered to be similar to the respective carrying amounts. There is however some non-current receivables and payables that are recorded at present value and for

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements on December 31, 2014 (Continued)

(Amounts expressed in euro unless otherwise indicated)

43. Financial Instruments (Continued)

  which there is no active market, as a result of which the fair values were deemed similar to the carrying amounts.

(iii)
Fair value of convertible bonds and non-convertible bonds was obtained based on quoted prices in active markets.

(iv)
Fair value of bank loans was determined based on a discounted cash flow methodology using inputs that are observable in the market.

(v)
The fair value of the financial instrument associated with the liability related to equity swap on treasury shares was determined based on the difference between the exercise price of these equity swaps and PT SGPS's stock price as of that date, including the interest effect.

(vi)
Other loans include mainly amounts due under commercial paper programmes, the maturity of which is lower than 3 months. For these reasons, the fair value of these instruments was assumed to be similar to the corresponding carrying values.

44. Subsequent events

        As explained in greater detail in Note 1, on March 4, 2015, the CVM approved the execution of the Exchange Agreement and the Call Option entered into between the Company and Oi, PT Portugal and PT Finance, which were later approved at the Oi Annual General Meeting on March 26, 2015. The Exchange Agreement was executed into on March 30, 2015, and under which PT SGPS from that date came to hold the debt securities issued by Rio Forte, with a nominal value of Euro 897 million, reducing its direct and effective holding in Oi from 35.8% to 22.8% and from 39.7% to 27.5%, respectively. On March 31, 2015, PT SGPS's Board of Directors concluded negotiations with the remaining significant shareholders of Oi for a new agreement between the parties in relation to Oi's corporate structure and governance model, the main characteristics of which are described in Note 1.

        Below are stock price variations of Oi between December 31, 2014, and March 31, 2015:

	2014	2015
	31.12	31.03
	Price per share
Oi ON share price (Reais)	9.15	5.14
Oi PN share price (Reais)	8.61	5.13
Real/Euro foreign exchange rate	3.2207	3.4958
Oi ON share price (Euro)	2.84	1.47
Oi PN share price (Euro)	2.67	1.47

EXHIBITS

A—Perimeter on December 31, 2014		F-117
B—Perimeter on December 31, 2013		F-118
I.	Subsidiary companies	F-118
II.	Associated companies	F-121

A—Perimeter on December 31, 2014

						PERCENTAGE OF OWNERSHIP
	Type of Company					Dec14	Dec13
Company	Notes	Head office	Tipo de empresa	Activity	Direct	Effective	Effective
Bratel BV		Amsterdam	Subsidiaries	Management of investments	PT SGPS (100%)	100.0%	100.0%
Bratel Brasil, SA		São Paulo	Subsidiaries	Management of investments	Bratel BV (100%)	100.0%	100.0%
PTB2 S.A	(a)	São Paulo	Subsidiaries	Management of investments	Bratel BV (100%)	100.0%	100.0%
Marnaz Holdings S.A.		São Paulo	Subsidiaries	Management of investments	Bratel BV (100%)	100.0%	—
Sayed RJ Participações, S.A.		Brazil	Jointly controlled	Management of investments	PTB2 (65%)	65.0%	—
Venus RJ Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	PTB2 (65%)	65.0%	—
PASA Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	Bratel Brasil, SA (57.5%); Venus (42.5%)	85.1%	35.0%
EDSP75 Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	Bratel Brasil, SA (57.5%); Sayed (42.5%)	85.1%	35.0%
AG Telecom Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	PASA Participações, SA (57.5%)	57.5%	35.0%
LF Tel, S.A.		Brazil	Jointly controlled entities	Management of investments	EDSP75 Participações, SA (57.5%)	57.5%	35.0%
Telemar Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	Bratel Brasil, SA (5%); AG Telecom Participações, SA (37.2%); LF Tel, SA (37.2%)	68.4%	25.6%
Oi, S.A.		Brazil	Jointly controlled entities	Provider of telecommunication services in Brazil	PT SGPS (32,8%); Bratel Brasil, SA (3,0%); Telemar Participações (3,7%); AG Telecom	39.7%	23.2%
Contax, S.A.		Brazil	Jointly controlled entities	Call center services	—	—	21.1%
CTX Participações, S.A.		Brazil	Jointly controlled entities	Management of investments	—	—	44.4%
Ericsson Inovação S.A.		Brazil	Jointly controlled entities	Development and licensing of customizable computer programs	—	—	49.0%

(a)
This company was formerly Istres Holdings S.A.

B—Perimeter on December 31, 2013

I. Subsidiary companies

Subsidiaries in Portugal

				PERCENTAGE OF OWNERSHIP
				Dec13
Company	Notes	Head office	Activity	Effective
PT SGPS (Empresa-mãe)	Note 1	Lisbon	Holding company.
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")		Lisbon	Publication of telephone directories and operation of related data bases.	75.00%
Infonet Portugal—Serviços de Valor Acrescentado, Lda		Lisbon	Commercialization of value addedproducts and services in the área of information and communication by computer through access to the Infonet world network.	90.00%
Openideia—Tecnologias de Telecomunicações e Sistemas de Informação, S.A.		Aveiro	Provision of IT systems and services.	100.00%
Portugal Telecom Data Centre, SA		Covilhã	Provision of services and product supply in the area of information systems and technologies, including data processing, hosting and related aspects.	100.00%
PT Pay, SA		Lisbon	Providing payment services.	100.00%
Portugal Telecom Inovação, SA ("PT Inovação")		Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	100.00%
Postal Network—Prestação de Serviços de Gestão de Infra-estrutura de comunicações ACE		Lisbon	Providing postal network services.	51.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA		Lisbon	Pension fund management.	82.05%
PT Centro Corporativo, SA		Lisbon	Providing consultant service to Group companies.	100.00%
PT Comunicações, SA		Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")		Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	100.00%
PT Imobiliária, SA		Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	100.00%
PT Investimentos Internacionais, SA ("PT II")		Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	100.00%
PT Móveis, SGPS, SA ("PT Móveis")		Lisbon	Management of investments in the mobile business.	100.00%
PT Participações, SGPS, SA		Lisbon	Management of investments.	100.00%
PT Portugal, SGPS, SA		Lisbon	Management of investments.	100.00%
PT Prestações—Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")		Lisbon	Acquisition and management of assets.	100.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA		Lisbon	Shared services center.	100.00%

				PERCENTAGE OF OWNERSHIP
				Dec13
Company	Notes	Head office	Activity	Effective
PT Sales—Serviços de Telecomunicações e Sistemas de		Lisbon	Provision of telecommunications services and IT systems and services.	100.00%
Informação, SA ("PT Sales") PT Ventures, SGPS, SA		Madeira	Management of investments in international markets.	75.00%
PT-Sistemas de Informação, SA ("PT SI")		Oeiras	Provision of IT systems and services.	100.00%
MEO—Serviços de Comunicações e Multimédia, S.A.		Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	100.00%
TPT—Telecomunicações Publicas de Timor, SA ("TPT")		Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	76.14%
Use.it®—Virott e Associados, Lda.		Lisbon	Provision of research, design, programming, information and support systems.	52.50%
PT BlueClip		Lisbon	Providing consultant service to Group companies.	100.00%

Subsidiaries in Brazil

				PERCENTAGE OF OWNERSHIP
				Dec 13
Company	Notes	Head office	Activity	Effective
Portugal Telecom Brasil, S.A.		São Paulo	Management of investments.	100.00%
Portugal Telecom Inovação Brasil, Ltda.		São Paulo	Development of information technologies and telecommunications services.	100.00%
PT Multimédia.com Brasil, Ltda. ("PTM.com Brasil")		São Paulo	Management of investments.	100.00%

Subsidiaries in Africa

				PERCENTAGE OF OWNERSHIP
				Dec 13
Company	Notes	Head office	Activity	Effective
Cabo Verde Móvel, S.A.		Praia	Mobile telecommunications services in Cabo Verde.	30.00%
Cabo Verde Multimédia, S.A.		Praia	Multimedia telecommunications services in Cabo Verde.	30.00%
Cabo Verde Telecom, SARL		Praia	Provides telecommunications services.	30.00%
Cellco—Ste Cellulaire du Congo SARL		Congo	Telecommunications services in Congo	61.00%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA		Praia	Call and contact center services.	100.00%
CST—Companhia Santomense de Telecomunicações, SAR.L.		São Tomé	Fixed and mobile telecommunication services in São Tomé e Príncipe.	38.25%
Directel Cabo Verde—Serviços de Comunicação, Lda.		Praia	Publication of telephone directories and operation of related databases in Cabo Verde	57.00%
Directel Uganda—Telephone Directories, Limited		Uganda	Publication of telephone directories.	75.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.		Luanda	Publication of telephone directories.	41.25%
Openideia Marrocos, S.A.		Casablanca	Provision of IT systems and services.	100.00%

				PERCENTAGE OF OWNERSHIP
				Dec 13
Company	Notes	Head office	Activity	Effective
Openideia Angola, S.A.		Luanda	Provision of telecommunications services and IT systems and services.	100.00%
Kenya Postel Directories, Ltd.		Nairobi	Production, editing and distribution of telephone directories and other publications.	45.00%
LTM—Listas Telefónicas de Moçambique, Lda.		Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	37.50%
Mobile Telecommunications Limited		Namíbia	Mobile cellular services operator	25.50%
TMM—Telecomunicações Móveis de Moçambique, S.A.		Maputo	Mobile cellular services operator	98.00%
STP Cabo, SARL		São Tomé e Principe	Submarine cable manager	28.50%

Other subsidiaries

				PERCENTAGE OF OWNERSHIP
				Dec 13
Company	Notes	Head office	Activity	Effective
Carrigans Finance S.A.R.L		Luxembourg	Management of investments.	100.00%
Africatel GmbH		Germany	Management of investments	100.00%
Africatel Holdings, BV		Amsterdam	Management of investments	75.00%
CVTEL, BV		Amsterdam	Management of investments.	100.00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")		Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	98.67%
Portugal Telecom Internacional Finance B.V		Amsterdam	Obtaining financing for the group in international markets.	100.00%
Timor Telecom, SA		Timor	Provider of telecommunications services in Timor	44.17%

II. Associated companies

Associated companies in Portugal

				PERCENTAGE OF OWNERSHIP
				Dec 13
Company	Notes	Head office	Activity	Effective
Janela Digital—Informativo e Telecomunicações, Lda		Caldas da Rainha	Development of IT solutions to the real state market.	50.00%
Broadnet Portugal		Lisbon	Provision of services to access the internet.	21.27%
Caixanet—Telemática e Comunicações, SA		Lisbon	Provision of e.banking services.	15.00%
Capital Criativo—SCR, SA		Loures	Management of investments.	20.00%
Entigere—Entidade Gestora Rede Multiserviços, Lda.		Lisbon	Networks management.	25.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA ("INESC")		Lisbon	Scientific research and technological consultancy.	35.89%
INESC Inovação—Instituto de novas tecnologias		Lisbon	Scientific research and technological consultancy.	32.30%
Multicert—Serviços de Certificação Electrónica, SA		Lisbon	Supply of electronic certification services.	20.00%
Páginas Amarelas		Lisbon	Production, editing and distribution of telephone directories and publications.	20.00%
PT P&F ACE		Lisbon	Consultancy services, advice and support to the implementation of printing & finishing processes.	49.00%
Yunit Serviços, SA		Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	33.33%
Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA		Lisbon	Networks management.	30.55%
Sportinvest Multimédia, SGPS, SA		Lisbon	Management of investments.	50.00%
Tradeforum-Soluções de Comercio Electronico, A.C.E.		Lisbon	Provides solutions for e-commerce business-to-business on the domestic market and solutions for automate the purchase process.	16.50%
Vantec—Tecnologias de Vanguarda Sistemas de Informação, S.A.		Lisbon	Solutions and equipments for the audiovisual sector.	25.00%

Other associated companies

				PERCENTAGE OF OWNERSHIP
				Dec 13
Company	Notes	Head office	Activity	Effective
Multitel—Serviços de Telecomunicações, Lda.		Luanda	Provision of data communications services and digital information communication services, in Angola.	30.00%
Unitel, SARL.		Luanda	Provision of mobile telecommunications services in Angola.	18.75%
Hungaro Digitel KFT		Budapest	Provision of telecommunications services.	44.62%

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 1.1 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).
2.1
Form of Fourth Amended and Restated Deposit Agreement, dated as of January 25, 2013, incorporated by reference to Exhibit (a) to Portugal Telecom, SGPS S.A.'s Registration Statement on Form F-6 (File No. 333-186095) filed with the Commission on January 18, 2013.
4.1
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
4.2
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
4.3
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
4.4
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
4.5
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

Exhibit Number	Description
4.6	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 4.11 of Portugal Telecom, SGPS S.A.'s Annual Report on Form 20-F filed with the Commission on May 6, 2011 (File No. 001-13758).
4.7
Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Portugal Telecom SGPS, S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English Translation), incorporated by reference to Exhibit 9 to Amendment No. 1 to Schedule 13D filed with the Commission on October 8, 2013.
4.8
Memorandum of Understanding relating to CTX Participações S.A. and Contax Participações S.A., dated as of October 1, 2013, among AG Telecom Participações S.A., Andrade Gutierrez Telecomunicações Ltda., LF Tel. S.A., La Fonte Telecom S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A. and Portugal Telecom SGPS, S.A., incorporated by reference to Exhibit 10 of Amendment No. 1 to Schedule 13D filed with the Commission on October 8, 2013.
4.9
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
4.10
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
4.11
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
4.12
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

Exhibit Number	Description
4.13	Second Amendment to the Shareholders' Agreement of Telemar Participações S.A. (2° Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English Translation), incorporated by reference to Exhibit 15 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.14
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

Exhibit Number	Description
4.19	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A.), dated February 19, 2014, among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation), incorporated by reference to Exhibit 21 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
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

Exhibit Number	Description
4.25	Debenture Subscription Agreement for the First Private Issuance of Unsecured Debentures Convertible into Common and Preferred Shares, in Series, of EDSP75 Participações S.A. (Contrato de Subscrição de Debêntures da Primeira Emissão Privada de Debêntures Conversíveis em Ações Ordinárias e Preferenciais, da Espécie Quirografária em Séries, da EDSP75 Participações S.A.), dated as of February 19, 2014, among EDSP75 Participações S.A., Bratel Brasil S.A. and Sayed RJ Participações S.A. (English Translation), incorporated by reference to Exhibit 27 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
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
4.28
Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation), incorporated by reference to Exhibit 30 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.29
Debenture Subscription Agreement for the Twelfth Private Issuance of Subordinated Debentures Convertible into Common Shares, in a Single Series, of Telemar Participações S.A. (Contrato de Subscrição de Debêntures da Décima Segunda Emissão Privada de Debêntures Conversíveis em Ações Ordinárias, da Espécie Subordinada em Série Única, da Telemar Participações S.A.), dated as of February 19, 2014, among Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A. (English Translation), incorporated by reference to Exhibit 30 of Amendment No. 2 to the Statement on Schedule 13D, filed with the Commission on February 27, 2014.
4.30
Waiver Letter (Renúncia de Condição Precedente do Contrato de Subscrição de Ações de Emissão da Oi S.A.), dated as of April 28, 2014, relating to the waiver by Portugal Telecom, SGPS, S.A. of a condition precedent to the Subscription Agreement entered into between Portugal Telecom, SGPS, S.A. and Oi S.A., dated as of February 19, 2014 (English translation) (incorporated by reference to Exhibit 31 of Amendment No. 3 to the Schedule 13D of Oi S.A., filed on May 14, 2014 (SEC File No. 005-83981)).

Exhibit Number	Description
4.31	Memorandum of Understanding (Memorando de Entendimentos), dated as of July 15, 2014, between Portugal Telecom SGPS, S.A. and Oi S.A. (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)) (English translation) (incorporated by reference to Exhibit 32 of Amendment No. 4 to the Schedule 13D of Oi S.A., filed on July 28, 2014 (SEC File No. 005-83981)).
4.32
Exchange Agreement, and Other Covenants (Contrato de Permuta e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 33 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.33
Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A. and Portugal Telecom, SGPS, S.A. and, further, Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 34 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.34
Third Amendment to the Shareholders' Agreement of Telemar Participações S.A. (3º Aditivo ao Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 35 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.35
First Amendment to the Terms of Termination of the Shareholders' Agreement of Telemar Participações S.A. executed on February 19, 2014 (1º Aditivo ao Termo de Resilição do Acordo de Acionistas da Telemar Participações S.A.), dated September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social and, as intervening party, Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 36 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.36
Second Amendment to the Shareholders' Agreement of Pasa Participações S.A. (2º Aditivo ao Acordo de Acionistas da Pasa Participações S.A.), dated September 8, 2014, among Andrade Gutierrez S.A., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 39 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.37
Second Amendment to the Shareholders' Agreement of EDSP75 Participações S.A. (2º Aditivo ao Acordo de Acionistas da EDSP75 Participações S.A.), dated September 8, 2014, among Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., Pasa Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 40 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).

Exhibit Number	Description
4.38	First Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. executed on February 19, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A.), dated September 8, 2014, to be entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 41 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.39
Terms of Commitment (Termo de Compromisso), dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 42 of Amendment No. 5 to the Schedule 13D of Oi S.A., filed on September 17, 2014 (SEC File No. 005-83981)).
4.40
Private Instrument of Commitment to Assign Rights, Obligations and Other Covenants (Instrumento Particular de Cessão de Direitos e Obrigações e Outras Avenças), dated March 24, 2015, among Portugal Telecom, SGPS, S.A., PT International Finance B.V., PT Portugal, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation)(incorporated by reference to Exhibit 43 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).
4.41
First Amendment to Call Option Agreement, and Other Covenants (Contrato de Opção de Compra de Ações e Outras Avenças), dated March 31, 2015, among PT International Finance B.V. and Portugal Telecom, SGPS, S.A. and, further, Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 44 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).
4.42
Second Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A. executed on February 19, 2014 and amended on September 8, 2014 (Compromisso Provisório de Voto dos Acionistas da Oi S.A. e da Telemar Participações S.A. firmado em 19 de fevereiro de 2014 e aditado em 8 de setembro de 2014), dated March 31, 2015, entered into among Portugal Telecom, SGPS, S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English Translation) (incorporated by reference to Exhibit 45 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).
4.43
First Amendment to the Terms of Commitment (Termo de Compromisso), dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English Translation) (incorporated by reference to Exhibit 45 of the Schedule 13D of Portugal Telecom SGPS S.A., filed on April 16, 2015 (SEC File No. 005-83981)).
8.1	List of Significant Subsidiaries and Jointly Controlled Entities.
12.1	Section 302 Certification of Principal Executive Officer and Principal Financial Officer.
13.1	Section 906 Certification.
99.1	Deloitte & Associados, SROC S.A. letter addressed to the SEC, dated May 15, 2015.
99.2
Consolidated financial statements of Oi S.A. as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, 2013 and 2012, and the Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements issued by KPMG Auditores Independentes, dated May 6, 2015, incorporated by reference to Item 19(a) to the Annual Report on Form 20-F of Oi for the year ended December 31, 2014, filed with the Commission on May 6, 2015 (File No. 001-15256).